Form 20-F
period 2017-03-31
Yatra Online, Inc.
filed 2017-06-30
CIK 1516899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-37968

YATRA ONLINE, INC.

(Exact name of registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

Alok Vaish

Chief Financial Officer

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

0124 399 5500

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Ordinary Shares, par value $0.0001 per share	Nasdaq Global Market
(Title of Class)	(Name of Exchange On Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of March 31, 2017, 23,803,803 ordinary shares, par value $0.0001 per share, 6,865,676 Class A non-voting shares, par value $0.0001 per share and 3,159,375 Class F shares, par value $0.0001 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes ☐	No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐	No ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, references to “U.S.,” the “United States” or “USA” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Rs.” “INR” and “rupee” each refer to the Indian rupee, the official currency of the Republic of India.

On December 16, 2016, we converted our preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options and a corresponding adjustment to the exercise prices of such options. Unless otherwise specifically stated or the context otherwise requires, all share information and per share data included in this Annual Report prior to December 16, 2016 has been presented on a post-share split basis.

In addition, on December 16, 2016, we completed the business combination with Terrapin 3 Acquisition Corporation, or Terrapin 3, pursuant to which Terrapin 3 became our partially owned subsidiary, which is referred to herein as the Business Combination.

Unless otherwise indicated, our consolidated financial statements and related notes as of and for the fiscal years ended March 31, 2017 and 2016 included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31 and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. We refer in various places within this Annual Report to Revenue Less Service Cost and Adjusted EBITDA, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See “Operating and Financial Review and Prospects.”

In this Annual Report, we rely on and refer to information and statistics regarding the travel service industry and our competitors from market research reports and other publicly available sources. We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available. While we believe that all such information is reliable, we have not independently verified industry and market data from third party sources. In addition, while we believe that our internal company research is reliable and the definitions of our industry and market are appropriate, neither our research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this Annual Report is generally reliable, such information is inherently imprecise. Projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Special Note Regarding Forward-Looking Statements.”

We operate under a number of trademarks and trade names, including, among others, “Yatra” and “Travelguru.” This Annual Report contains references to our trademarks and trade names and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

•	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	our ability to realize the anticipated benefits of the Business Combination with Terrapin 3;

•	our ability to increase the number of visits to our search platform and referrals to our advertisers;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as Online travel agents (OTAs);

•	the growth in the usage of mobile devices and our ability to successfully monetize this usage;

•	our ability to successfully implement our growth strategy;

•	our ability to maintain and increase our brand awareness;

•	our reliance on search engines, which may change their algorithms;

•	the ability to adapt services to changes in technology or the marketplace;

•	our ability to attract, train and retain executives and other qualified employees;

•	increasing competition in the Indian travel industry;

•	risks associated with online commerce security;

•	geopolitical risk and changes in applicable laws and regulations;

•	political and economic stability in and around India and other key travel destinations;

•	litigation and regulatory enforcement risks;

•	fluctuations in exchange rates between the Indian rupee and the U.S. dollar; and

•	the risk that compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer, will be expensive and time consuming.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this Annual Report. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Annual Report.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2017, 2016 and 2015 and the selected consolidated statement of financial position data as of March 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated balance sheets data as of March 31, 2015 have been derived from our audited consolidated financial statements that were part of the final prospectus included in the Registration Statement on Form F-4 filed on November 21, 2016 but are not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

We have adopted IFRS as issued by the IASB with a transition date of April 1, 2014 and have prepared consolidated financial statements with effect from that date. We have not included financial information for the year ended March 31, 2014 and March 31, 2013 or consolidated balance sheet data as of March 31, 2014 and 2013, as such information is not available on a basis that is consistent with the consolidated financial information for the fiscal years ended March 31, 2017, 2016 and 2015 and cannot be obtained without unreasonable effort.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Consolidated statement of
profit or loss and other
comprehensive loss (amounts
in thousands, except per	Fiscal Year Ended March 31,
share data and number of	2017	2017	2016	2015
shares)	INR	USD	INR	INR
Revenue:
Air ticketing	3,656,976	56,501	2,876,688	2,331,028
Hotels and packages	5,314,749	82,115	5,217,934	4,007,138
Other services	49,888	771	28,886	14,525
Other revenue	323,535	4,999	214,524	175,003
Total revenue	9,345,148	144,386	8,338,032	6,527,694

Other income	48,357	747	40,879	53,293
		-
Service cost	4,190,896	64,751	4,171,366	3,140,865
Personnel expenses	2,104,723	32,519	1,515,581	1,155,332
Marketing and sales promotion expenses	2,457,242	37,965	1,687,542	1,471,126
Other operating expenses	2,228,472	34,431	1,975,636	1,590,188
Depreciation and amortization	275,587	4,258	233,703	208,939
Results from operations	(1,863,415)	(28,791)	(1,204,917)	(985,463)

Share of loss of joint venture	(9,441)	(146)	(11,802)	(11,005)
Finance income	369,269	5,705	95,072	93,559
Finance costs	(149,863)	(2,315)	(115,140)	(87,578)
Loss before exceptional items and income taxes	(1,653,450)	(25,547)	(1,236,787)	(990,487)
Exceptional items	(4,242,526)	(65,548)	-	-
Loss before income taxes	(5,895,976)	(91,095)	(1,236,787)	(990,487)
Income tax (expense) / credits	(40,987)	(633)	(6,515)	42,720
Loss for the period	(5,936,963)	(91,728)	(1,243,302)	(947,767)
Loss attributable to:
Owners of the Parent Company	(5,901,483)	(91,180)	(1,218,824)	(936,504)
Non-controlling interest	(35,480)	(548)	(24,478)	(11,263)
Loss for the year	(5,936,963)	(91,728)	(1,243,302)	(947,767)
Loss per share (in INR)

Basic	(237.89)	(3.68)	(58.10)*	(47.98)*
Diluted	(237.89)	(3.68)	(58.10)*	(47.98)*
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	24,807,122 **	24,807,122 **	20,976,502 **	19,518,909 **

* Includes ordinary shares which have been issued on account of conversion of mandatorily convertible Preference Shares (Series A to Series F), and have been used in the calculation of weighted average basic earnings per share.

Loss attributable to shareholders is allocated equally for each class of share.

At March 31, 2017 555,941 ordinary shares (March 31, 2016: 342,917 and March 31, 2015: 277,606), issuable against employee share options, 742,402 ordinary shares (March 31, 2016: 716,721 and March 31, 2015: 367,419) issuable against conversion right with subsidiary’s ordinary shares and 791 ordinary shares (March 31, 2016: 286 and March 31, 2015: 233), issuable against equity instruments, issuable against restricted employee share options, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

For calculation of diluted earnings per share, since the exercise price of certain warrants is greater than fair market value, they are assumed to be out of money and considered not to be exercisable as of the balance sheet date. These potential ordinary shares are not considered for calculation of dilutive impact of earning per share.

** On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted earnings per share for all periods presented is adjusted retrospectively to reflect the share split.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2017, 2016 and 2015:

Consolidated statement of financial	March 31,
position data (amounts	2017	2017	2016	2015
in thousands)	INR	USD	INR	INR

Trade and other receivables	1,970,375	30,443	1,362,838	1,364,840
Term deposits	3,027,861	46,781	1,024,890	777,405
Cash and cash equivalents	1,532,629	23,680	389,664	234,474
Total assets	9,574,433	147,928	5,354,026	4,680,673

Total equity attributable to equity holders of the Company	3,137,487	48,475	429,472	728,206
Borrowings	44,876	693	469,433	235,985
Trade and other payables	3,148,544	48,646	2,267,824	2,106,123
Total liabilities	6,384,864	98,648	4,912,968	3,945,715
Total equity and liabilities	9,574,433	147,928	5,354,026	4,680,673

Other Data:

The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2017	2016	2015
	Unaudited
Figures in thousands
Quantitative details *
Air passengers	6,869	5,698	4,207
Standalone Hotel room nights	1,383	1,139	944
Holiday packages passengers travelled	143	130	100
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	57,562,263	49,268,781	40,438,326
Hotels and Packages	10,435,643	9,614,004	7,368,475
Other	1,054,078	614,406	464,745
Total	69,051,984	59,497,191	48,271,546
Revenue (including other income) Less Service Cost***
Air Ticketing	3,656,976	2,876,688	2,331,028
Hotels and Packages	1,123,853	1,046,568	866,273
Others (including other income)	421,780	284,289	242,821
Total	5,202,609	4,207,545	3,440,122
Net Revenue Margin %****
Air Ticketing	6.4%	5.8%	5.8%
Hotels and Packages	10.8%	10.9%	11.8%

*	Quantitative details are considered on Gross basis.

**	Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

****	Net Revenue Margins are defined as Revenue Less Service Cost as a percentage of Gross Bookings.

The following table reconciles our revenue and other income, which is an IFRS measure, to Revenue and Other Income Less Service Cost, which is a non-IFRS measure:

Amount in INR	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
thousands	Fiscal Year Ended March 31,
except %	2017	2016	2017	2016	2017	2016	2017	2016
Revenue	3,656,976	2,876,688	5,314,749	5,217,934	421,780	284,289	9,393,505	8,378,911
Service cost	-	-	(4,190,896)	(4,171,366)	-	-	(4,190,896)	(4,171,366)
Revenue Less Service Cost	3,656,976	2,876,688	1,123,853	1,046,568	421,780	284,289	5,202,609	4,207,545
% of revenue	100.0%	100.0%	21.1%	20.1%	100.0%	100.0%	55.4%	50.2%

Amount in	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
INR thousands	Fiscal Year Ended March 31,
except %	2016	2015	2016	2015	2016	2015	2016	2015
Revenue	2,876,688	2,331,028	5,217,934	4,007,138	284,289	242,821	8,378,911	6,580,987
Service cost	-	-	(4,171,366)	(3,140,865)	-	-	(4,171,366)	(3,140,865)
Revenue Less Service Cost	2,876,688	2,331,028	1,046,568	866,273	284,289	242,821	4,207,545	3,440,122
% of revenue	100.0%	100.0%	20.1%	21.6%	100.0%	100.0%	50.2%	52.3%

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this Annual Report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer.

Risks Related to Our Business and Industry

We have a history of operating losses.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra’s loss for fiscal year 2017 was INR 5,937 million as compared to a loss of INR 1,243 million in fiscal year 2016, and we have experienced losses for all prior periods. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our ordinary shares.

The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Cleartrip Pvt. Ltd., Expedia Southeast Asia Pte. Ltd., One97 Communications Limited, Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd., Ibibo Group Pvt. Ltd., Booking.com B.V., and Agoda Company Pte. Ltd. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected. In October 2016, MakeMyTrip and Ibibo Group Holdings (Singapore) Pte. Ltd. agreed to pursue a transaction that will combine the two businesses under MakeMyTrip. The transaction closed on January 31, 2017. To the extent this merger enhances MakeMyTrip’s ability to compete with us, particularly in India, which is our company’s, MakeMyTrip’s and Ibibo Group’s largest market, our market share, business and results of operations could be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the Hotels and Packages business) as compared with us. Some meta-search sites, including TripAdvisor and Kayak, offer users the ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as One97 Communications Limited, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with travel supplier-related channels or other competitors, our business and results of operations may be adversely affected.

We also face increasing competition from search engines like Google, Bing and Yahoo! Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Google has increased its focus on appealing to travel customers through its launches of Google Places, Google Flights and Google Hotel Price Ads. Google’s efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms, or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

Declines or disruptions in the Indian economy in general and travel industry in particular could adversely affect our business and financial performance.

Substantially all of our operations are located in India and therefore our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, the repercussions from the June 2016 United Kingdom referendum to withdraw from the European Union and other matters. While the Indian economy has grown significantly in recent years, it has experienced economic slowdowns in the past. The Indian economy could be adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, recent initiatives by the Indian government towards demonetization of certain Indian currency and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

In the past, economic slowdowns in the Indian economy may have harmed the travel industry as customers had less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations. We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry in recent years has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Future bankruptcies and increasing consolidation could create challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

If the growth in the Indian travel industry or the Indian economy as a whole cannot be sustained or otherwise slows down significantly, our business and results of operations could be adversely affected.

The travel industry is particularly sensitive to safety concerns, and terrorist attacks, regional conflicts, health concerns, natural calamities or other catastrophic events could have a negative impact on the Indian travel industry and cause our business to suffer.

The travel industry is particularly sensitive to safety concerns, such as terrorist attacks, regional conflicts, health concerns, natural calamities or other catastrophic events. Our business has in the past declined and may in the future decline after incidents, such as those described below, that cause travelers to be concerned about their safety. Decreased travel expenditures could reduce the demand for our services, thereby causing a reduction in revenue.

India has experienced terror attacks in the past, including the coordinated attacks in 2008 in multiple locations in Mumbai, and may experience similar attacks in the future. In recent years, hotels, airlines, airports and cruises have been the targets of terrorist attacks, including in the Gulf of Aden, India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, United Kingdom and Belgium. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts, even those outside of India or other neighboring countries, may result in a decline in the travel industry and adversely impact our business and prospects.

In addition, South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have also been incidents in and near India such as troop mobilizations along the border. Such military activity or other adverse social and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, we may not be able to continue our operations. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and results of operations.

The outbreak of severe illnesses, such as the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, malaria, H1N1 influenza virus, avian flu and the Zika virus, could materially affect the travel industry, reduce our revenues and adversely impact travel behavior, particularly if they were to persist for an extended period.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in past years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, and in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and results of operations.

The occurrence of any of these events could result in changes to customers’ travel plans and related costs and lost revenue for our company, as well as the risk of a prolonged and substantial decrease in travel volume, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial results are subject to fluctuations in currency exchange rates.

Given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers’ travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2016, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates.

We have not previously operated as a public company, and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.

As a U.S. reporting company, we will incur significant legal, accounting and other expenses. For example, prior to becoming a U.S. reporting company, we had not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes Oxley Act of 2002. We have not previously been required to establish and maintain disclosure controls and procedures and internal controls over financial reporting applicable to a public company with securities registered in the United States. Compliance with reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our ordinary shares to decline.

Our business depends on our relationships with a broad range of travel suppliers, and any adverse changes in these relationships, or our inability to enter into new relationships, could negatively affect our business and results of operations.

We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, global distribution system, or GDS, service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter into new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. Our arrangements with travel suppliers are not typically subject to long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and may cease to supply us with the same level of access to travel inventory in the future.

A significant change in our relationships with our major suppliers for a sustained period of time, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner or a supplier’s complete withdrawal of inventory, could have a material adverse effect on our business, financial condition or results of operations. Furthermore, no assurance can be given that our travel suppliers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Net Revenue Margins or may require us to initiate legal or arbitration proceedings to enforce their contractual payment obligations, which may adversely affect our business and results of operations.

Any disruption or adverse change in third parties on which we rely may have a material adverse effect on our business.

We currently rely on a variety of third parties to operate our business, including third-party computer systems, software and service providers, including the computerized reservation systems of accommodations, payment processors, call center services, airlines and third-party service providers such as the GDS as well as our distribution partners, to make reservations and confirmations, issue air, rail and bus tickets, book hotel rooms, arrange for car services, make deliveries, interact with customers and receive payments.

These third parties are subject to general business risks, including system downtime, hacker attack, fraudulent access, natural disaster, human error or other causes leading to unexpected business interruptions.

Any interruption in these or other third party services or deterioration in their performance could impair the quality of our service. For example, technical glitches in third party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

As we increase the number of third party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and increases in customer dissatisfaction may adversely impact our business.

We have recently launched a marketplace platform that enables us to sell our own inventory and the inventory of third party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all of the licenses and permits required for it to provide travel products to consumers. If our travelers are dissatisfied with the travel products and services provided by third party vendors they find through our marketplace platform, they may reduce their use of, or completely forgo, our marketplace platform as well as our core platform, including our mobile apps. Increases in customer dissatisfaction with third party vendors could damage our brand, reduce our traffic and materially and adversely affect our business and results of operations.

We depend on a small number of airline suppliers in India for a significant percentage of our Air Ticketing revenue.

Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to eight domestic airlines as well as over 300 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by five domestic airlines. Our dependence on a limited number of domestic airlines means that a reduction or elimination in base commissions and incentive payments by one or more of these airlines could have a material adverse effect on our revenue. Furthermore, our reliance on these Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation and liquidity constraints. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition and results of operations.

Any failure to maintain the quality of our brand and reputation could have a material adverse effect on our business.

We have invested considerable time and resources in developing and promoting our “Yatra” brand. We expect to continue to spend on maintaining the high quality of our brand in order to compete against a large and growing number of competitors. We also believe that the strength of our brand is one of our key assets that will allow us to expand into new geographies, such as Tier 2 and Tier 3 cities in India, where our brand is not as well known. These efforts may not be successful and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands or generate demand in a cost-effective manner, it could have a material adverse effect on our business and financial performance.

In addition, we receive significant media coverage in India and other geographic markets. Unfavorable publicity regarding, for example, our practices relating to privacy and data protection, product changes, competitive pressures, the accuracy of user-generated content, product quality, litigation or regulatory activity, could adversely affect our reputation with our users and advertisers. Such potential negative publicity also could have an adverse effect on the size, engagement and loyalty of our user base and result in decreased revenue, which could adversely affect our business and results of operations.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect its business.

We believe that certain metrics are key to our business, including travel expenditures, customers, repeat customers, total transaction volume, customer traffic, monthly visitors, app downloads, travel agents and bookings. As the industry in which we operate continues to evolve, the metrics by which we evaluate our business may change over time. While these numbers are based on what we believe to be reasonable estimates, our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the Internet on multiple browsers or devices, some users may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on all of our platforms. As such, the calculations of our traffic and monthly visitors may not accurately reflect the number of people actually visiting our platforms. Also, if the internal tools we use to track these metrics under-count or over-count performance or contain algorithmic or other technical errors, the data and/or reports we generate may not be accurate. In addition, historically, certain metrics were calculated by independent third parties, and have not been verified by us. We calculate metrics using internal tools, which are not independently verified by a third party. In addition, we continue to improve upon our tools and methodologies to capture data and believe that our current metrics are more accurate; however, the improvement of these tools and methodologies could cause inconsistencies between current data and previously reported data, which could confuse investors or lead to questions about the integrity of the data.

The roll-out of new features and improvements may not meet our expectations.

We are constantly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. However, there is no guarantee that these initiatives will ultimately be successful and, if they are not, our business and results of operations may be materially adversely affected. For example, we launched our eCash program to reward customers for repeat purchases. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. This program may not have the positive impact on total transaction volume and customer retention that we originally anticipated. For example, we currently expect that customers who book business travel through our corporate platform will receive the eCash points associated with that travel. However, if the eCash is held by the employer rather than the employee, the impact of this initiative may not be as significant as expected. With any new product roll out, there may be other challenges and setbacks that we do not anticipate. Our failure to address these challenges and effectively manage the roll out of new features could negatively impact our reputation, business and results of operations.

The online homestay market is rapidly evolving and if we fail to compete successfully, our business and results of operations may suffer.

We recently added homestays through our Yatra and Travelguru websites. The online homestay market is a rapidly evolving market. Since we began offering such services, there have been and continue to be significant business, marketing and regulatory developments. Operating in new and relatively untested markets requires significant management attention and financial resources. We cannot provide any assurance that our efforts to expand in this market will be successful, and the investment and additional resources required to establish operations and manage growth may not produce the desired financial results.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as we are subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the costs of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our business. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business or results of operations.

As we increase our sales efforts toward larger corporate customers and B2B2C travel agents, our sales cycle, customer support efforts and collection efforts may become more time consuming and expensive.

In recent years, we have increased our sales efforts toward larger corporate customers, including leading organizations from around India. As we increase our sales efforts targeted to large corporate customers, we expect to face greater costs, longer sales cycles and less predictability in completing some of our sales. A prospective corporate customer’s decision to use our travel services may be an enterprise-wide decision and, if so, these sales would require us to provide greater education to the prospective customer. Consequently, these customers may require us to devote greater sales, implementation and customer support resources to them. In addition, we typically extend credit periods to our corporate, B2B2C travel agents and some retail customers. We may experience difficulty collecting payment fully and in a timely manner on our outstanding accounts receivable from our customers. As a result, we may face a greater risk of non-payment of our accounts receivable and, as our corporate travel business and B2B2C travel agents business grows in scale, we may need to make increased provisions for doubtful accounts. We cannot provide any assurance that we will be able to increase our corporate customer base and B2B2C travel agents, and our sales efforts to obtain such customers may become time consuming, costly and harmful to our business and results of operations.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the value of our ordinary shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the availability of funds depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable terms or at all to fund investments, acquisitions, stock repurchases, dividends, debt refinancing or other corporate needs, or that our counterparties in any such financings would honor their contractual commitments. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to execute on our growth strategy, which could reduce our ability to compete successfully and harm our business and results of operations.

We could be negatively affected by changes in Internet search engine algorithms and dynamics, or search engine disintermediation.

We rely heavily on Internet search engines, such as Google and Yahoo! India, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that Google, Yahoo! India or other leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected.

Any inability or failure to adapt to technological developments, the evolving competitive landscape or industry trends could harm our business and competitiveness.

We depend upon the use of sophisticated information technology and systems. Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies and systems in response to new technological developments, industry standards and trends and customer demands. Adapting to new technological and marketplace developments may require substantial expenditures and lead time and we cannot guarantee that projected benefits will actually materialize. We may experience difficulties that could delay or prevent the successful development, marketing and implementation of enhancements, upgrades and additions. Moreover, we may fail to maintain, upgrade or introduce new products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. In addition, the travel industry is marked by continuous innovation and the development of new products, services and technologies. As a result, in order to maintain its competitiveness, we must continue to invest significant resources to continually improve the speed, accuracy and comprehensiveness of our travel offerings. Changes to our technology platforms or increases in our investments in technology could adversely affect our results of operations. If we face material delays in adapting to technological developments, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business and results of operations.

Our success depends on maintaining the integrity of our systems and infrastructure, which may suffer from failures, capacity constraints, business interruptions and forces outside of our control.

Our business relies significantly on computer systems to facilitate and process transactions and we have experienced rapid growth in consumer traffic to our websites and through our mobile apps. However, we may not be able to maintain and improve the efficiency, reliability and integrity of our systems. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays. Such constraints can also lead to the deterioration of our services or impair our ability to process transactions. System interruptions may prevent us from efficiently providing services to our customers, travel suppliers or other third parties, which could cause damage to our reputation and result in us losing customers and revenues or cause us to incur litigation costs and liabilities. Although we contractually limit our liability for damages, we cannot guarantee that we will not be subject to lawsuits or other claims for compensation from our customers in connection with such outages for which we may not be indemnified or compensated.

Our systems may also be susceptible to external damage or disruption. Our systems could be damaged or disrupted by power, hardware, software or telecommunication failures, human errors, natural events including floods, hurricanes, fires, winter storms, earthquakes and tornadoes, terrorism, break-ins, hostilities, war or similar events. Computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions affecting the Internet, telecommunication services or our systems could cause service interruptions or the loss of critical data, and could prevent us from providing timely services. Failure to efficiently provide services to customers or other third parties could cause damage to our reputation and result in the loss of customers and revenues, significant recovery costs or litigation and liabilities. Moreover, such risks might increase as we expand our business and as the tools and techniques involved become more sophisticated. Disasters affecting our facilities, systems or personnel might be expensive to remedy and could significantly diminish our reputation and our brands, and we may not have adequate insurance to cover such costs.

We are exposed to risks associated with the payments business, including online security and credit card fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs in connection with implementing a remediation plan to address these potential exposures.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from us. If any of these third parties experience business interruptions or otherwise are unable to provide the services we need, or if they increase the fees associated with those services, we will be adversely impacted. In addition, the online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by the respective card’s security features and we may be liable for credit card acceptance on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Our processing, storage, use and disclosure of customer data of our customers or visitors to our website could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views of personal privacy rights or data security breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and results of operations.

We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers’ willingness to use our websites or mobile applications. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, our business.

These and other privacy and security developments that are difficult to anticipate could adversely affect our business, financial condition and results of operations.

Intellectual property rights are important to our business and we cannot be sure that our intellectual property is protected from copying or use by others, and we may be subject to third party claims for intellectual property rights infringement.

Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have inter alia applied for trademark registration of our logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks. Even with all of these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

Our efforts to protect our intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the global nature of the Internet makes it difficult to control the ultimate destination of our services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly.

We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we have not or will not inadvertently infringe on the intellectual property rights of third parties. Our defenses against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms or at all.

Our quarterly results may fluctuate for a variety of reasons and may not fully reflect the underlying performance of our business.

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	foreign exchange rates;

•	our ability to attract new customers and cross-sell to existing customers;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	general economic, industry and market conditions;

•	changes in our pricing policies or those of our competitors and suppliers; and

•	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers or strategic partners.

Fluctuations in quarterly results may negatively impact the value of our ordinary shares and make quarter-to-quarter comparisons of our results less meaningful.

We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India.

The majority of our bookings are made through our Indian website and mobile offerings. According to the Internet and Mobile Association of India’s forecasts, India is projected to have 420 million mobile Internet users by June 2017. There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Our large shareholders exercise significant influence over our company and may have interests that are different from those of our other shareholders.

As of the date of this Annual Report, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Valiant Capital Partners LP, Valiant Capital Master Fund LP and Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), E-18 Limited, Capital18 Fincap Private Limited, Pandara Trust Scheme I, IDG Ventures India Fund II LLC, Intel Capital Corporation, Reliance Capital Limited, Vertex Asia Fund Pte. Ltd., Wortal, Inc., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II and Fuh Hwa Securities Investment Trust Co., Ltd. beneficially own approximately 71.1% of the issued and outstanding shares of our company (or approximately 60.3% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants). By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our memorandum and articles of association, the approval of a merger or sale of substantially all of our assets and the approval of most other actions requiring the approval of our shareholders. In addition, Norwest Venture Partners IX, LP and Norwest Venture Partners X, LP collectively own 100% of our Class A shares, which shares have identical rights to our ordinary shares, except that holders of our Class A shares shall not have the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders’ meeting convened in accordance with our memorandum and articles of association. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

The loss of one or more of our key personnel could harm our business.

Our future success depends upon the continued contributions of our senior corporate management and other key employees. In particular, the contributions of Dhruv Shringi, our Chief Executive Officer, and Alok Vaish, our Chief Financial Officer, are critical to our overall management. We have entered into employment agreements with these individuals as well as other members of senior management, which contain non-compete provisions that extend for 18 months following the termination of such executive officer’s employment. If we cannot retain the services of these individuals or other key personnel, our business could be seriously harmed.

Our ability to attract, train and retain qualified employees is critical to our business and results of operations.

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

Inaccurate information from suppliers of hotel room inventory may lead to customer complaints.

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation provider. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and results of operations.

We may fail to realize all of the anticipated benefits of the Business Combination.

The success of the Business Combination will depend, in part, on our ability to successfully manage and deploy the cash received upon the consummation of the Business Combination. Although we intend to use the cash received upon the consummation of the Business Combination to expand further our position in the Indian market and strengthen our leadership position in the markets for online travel services, there can be no assurance that we will be able to achieve our intended objectives or enhance our business.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

We may be required to take write-down or write-offs of assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about our company or our securities. In addition, charges of this nature may cause our company to violate net worth or other covenants to which we may become subject. Accordingly, our shareholders could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that this Annual Report contained an actionable material misstatement or material omission.

The Internal Revenue Service, or the IRS, may not agree to treat us as a foreign corporation for U.S. Federal income tax purposes.

Although we are incorporated in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. Federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended, or the Code. For U.S. Federal income tax purposes, a corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation. Because we are a Cayman Islands incorporated entity, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. Federal income tax purposes.

For our company to be treated as a foreign corporation for U.S. Federal income tax purposes under Section 7874 of the Code, immediately after the Business Combination, either (i) the former stockholders of Terrapin 3 must have owned (within the meaning of Section 7874 of the Code) less than 80% (by both vote and value) of our ordinary shares by reason of holding shares in Terrapin 3 immediately prior to the Business Combination, or (ii) we must have substantial business activities in the Cayman Islands (taking into account the activities of our expanded affiliated group).

Based on the rules for determining share ownership under Section 7874 of the Code, we believe that the shareholders of Terrapin 3 should be treated as having owned less than 80% of our ordinary shares after the Business Combination and that, therefore, we should be treated as a foreign corporation for U.S. Federal income tax purposes, although no assurances can be given in this regard. If we were to be treated as a U.S. corporation, income we earned would become subject to U.S. taxation, and the gross amount of any dividend payments to our non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax. For further discussion of the application of Section 7874 of the Code to the Business Combination, see “Material U.S. Federal Income Tax Consequences — Tax Residence of Yatra and Utilization of Terrapin 3’s Tax Attributes.”

Future changes to the tax laws under which we should be treated as a foreign corporation for U.S. Federal income tax purposes and changes in other tax laws relating to multinational corporations could adversely affect us.

Under current law, as noted above, we should be treated as a foreign corporation for U.S. Federal income tax purposes. Changes to Section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder or future IRS guidance could affect our status as a foreign corporation for U.S. Federal income tax purposes, and any such changes or future IRS guidance could have prospective or retroactive application. Any of these changes to such laws or regulations, or future IRS guidance, could adversely affect our company.

If we were treated as a passive foreign investment company for U.S. Federal income tax purposes, U.S. investors in our ordinary shares could be subject to adverse U.S. Federal income tax consequences.

For U.S. Federal income tax purposes, a foreign corporation is classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such taxable year is “passive income” (as defined for such purposes) or (ii) 50% or more of the value of the assets held by such corporation (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce passive income or that are held for the production of passive income.

As discussed in “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Shares of Yatra — U.S. Holders — Passive Foreign Investment Company Status,” it is not expected that we will be a PFIC for the current taxable year, and it is not anticipated that we will become a PFIC in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. Accordingly, there can be no assurance that we are not a PFIC, or will not become a PFIC in the future.

The expansion of our business to new geographic markets may expose us to additional risks.

Our comprehensive travel-related offerings are customized to the Indian travel market. If in the future we determine to significantly expand outside of India, we will need to adjust our services and business model to the unique circumstances of those new geographic markets in order to succeed, including building new supplier relationships and customer preferences. Adapting our practices and models effectively to the supplier and customer preferences in new markets could be difficult and costly and could divert management and personnel resources. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in new markets.

In addition, we may expose ourselves to new risks that may not exist in our Indian operations, including:

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	differences in consumer preferences in such markets;

•	increased risk to and limits on our ability to enforce our intellectual property rights;

•	competition from providers of travel services in such foreign countries;

•	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and

•	currency exchange rate fluctuations.

If we choose to enter new markets and are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

Risks Related to Our Operations in India

Changing laws, rules and regulations and legal uncertainties in India, including adverse application of corporate and tax laws, may adversely affect our business and financial performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The Companies Act contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Moreover, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2.0% of average net profits from the immediately preceding three financial years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ Annual Report. In addition, such companies are required to disclose their corporate social responsibility policies and activities on their websites, if any. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India has also proposed a comprehensive nationwide goods and services tax (“GST”) regime. GST would replace all significant indirect taxes currently levied by the Centre and State Governments in India. Based on the roadmap for GST released by the Government, the target date for GST rollout has been pegged at July 1, 2017. Per the GST layout, at the outset, the tax levied on services provided by the Company would reasonably increase. While in most of the cases the delta of taxes should be recoverable from the customer, the cost of our services is likely to increase in case of unregistered customers. The new regime would not just have tax impact but would also substantially increase compliances in the hands of the Company. For instance, the Company may have to move from a centralized service tax registration to de-centralized registration in some of the states, and the Company may be required to undertake additional compliance of tax collection at source from the payment received on behalf of the principal service providers and remitted to them. Having said that, GST is under evolutionary phase and the Government of India is under process of rolling out GST; some of the key tax positions still await clarity from the Government of India.

Place of effective management of our company as per Indian income tax laws

Per the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India.

Prior to the amendment by the Finance Act, 2015, the IT Act provided that a company is said to be resident in India in any previous year, if it is an Indian company or if during that year, the control and management of its affairs is situated wholly in India. The Finance Act, 2015, amended this definition and brought in the concept of Place of Effective Management, or PoEM, whereby a company would be considered a resident in India if its place of effective management in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and finds mention in several tax treaties.

The Finance Act, 2016, deferred the applicability of PoEM as a test of residency from Assessment Year 2017 – 18 onwards.

The Central Board of Direct Taxes has issued guiding principles, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one of substance over form and its determination is fact driven. An entity may have more than one place of management, however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year on year basis, and process of such determination would primarily be based on whether the company is engaged in ‘active business outside India’. If during the tax year, POEM exists both in and out of India, the POEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and accordingly subject to taxes on its global income.

The provisions of the IT Act provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India.

General Anti Avoidance Rule

General Anti Avoidance Rules, or GAAR, came into force from April 1, 2017. GAAR gives tax authorities a wide range of powers while determining tax consequences of an arrangement, which is held to be an impressible avoidance arrangement as defined in the IT Act.

The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefits, or tax treaty benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our company, it may have an adverse tax impact on us.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. Any such changes could have an adverse effect on our business and financial performance.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities, and changes in such laws, rules and regulations may adversely affect our business and financial performance.

Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretation of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance what view the Indian tax authorities will take.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India and may require us to make changes to our business, which may adversely affect our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra Online Private Limited, or Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Further, the Government of India has recently made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our ordinary shares will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes, policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and results of operations.

Our business and activities are regulated by the Competition Act, 2002, as amended.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, or to deny market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an appreciable adverse effect on competition in India.

If we or any member of our group, including Yatra India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

On November 8, 2016, the government of India announced that its 500 and 1,000 rupee banknotes would be withdrawn and replaced.

The demonetized rupee banknotes represented approximately USD $214 billion, or 14% of India’s GDP, and accounted for approximately 86% of the value of currency then circulating in India. The primary objective of the demonetization was to rid the Indian economy of counterfeit money. However, India’s population is largely unbanked and reliant on cash transactions. Banks and ratings agencies have cut their annual growth estimates for India, but the long-term effects of the demonetization remain unclear. This could have a severe impact on the economy in general, travel business and our operations at least in the short term. There can be no assurance that in future, this or events of similar nature shall not happen.

Risks Related to Our Ordinary Shares

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, or the Articles of Association, the Cayman Islands Companies Law (2016 Revision), as amended, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than those of the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against our company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against our company predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You will have limited ability to bring an action against our company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations in India. All of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against our company or against these individuals in the Cayman Islands or in India in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of India could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and are, therefore, exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a “foreign private issuer” whose ordinary shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised accounting standard on the relevant date on which adoption of such standard is required by the IASB. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We have a staggered board of directors, which could impede an attempt to acquire our company or remove our management.

Our board of directors is divided into three classes, each of which serves for a staggered term of three years. The current terms of Promod Haque and Amit Bapna will expire at our annual shareholders’ meeting in 2017, the current terms of Murlidhara Lakshmikantha Kadaba and Sanjay Arora will expire at our annual shareholders’ meeting in 2018, and the current terms of Dhruv Shringi and Sudhir Sethi will expire at our annual shareholders’ meeting in 2019. A staggered board makes it more difficult for shareholders to change a majority of the directors since only approximately one-third of the existing board of directors may be replaced at any election of directors. This arrangement may have the effect of keeping the current members of our board of directors in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our company or change or remove our management.

An active or liquid trading market for our ordinary shares may not be maintained and the trading price for our ordinary shares may fluctuate significantly.

An active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.

Any additional issuance of our ordinary shares would dilute the positions of existing investors in our ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their prevailing market price. You may be unable to sell your ordinary shares at a price that is attractive to you.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

As of the date of this Annual Report, we have 23,803,803 ordinary shares issued and outstanding, 6,865,676 Class A non-voting shares and 3,159,375 Class F shares issued and outstanding. Subject to contractual lock-up agreements and applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are expected to be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of our ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future issuances of any equity securities may dilute the interests of our shareholders and decrease the trading price of our ordinary shares.

Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future, including pursuant to a private investment in public equity or other offering of equity securities, for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy its obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

We will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries, and limitations on their ability to pay dividends to us could adversely impact shareholders’ ability to receive dividends on our ordinary shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, it is subject to certain limitations with respect to dividend payments. Limitations on our subsidiaries’ ability to pay dividends to us could adversely impact our shareholders’ ability to receive dividends on our ordinary shares.

Outstanding warrants which are exercisable for our ordinary shares, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this Annual Report, there were outstanding warrants to purchase an aggregate of 17,383,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 ordinary shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through “cashless” exercise. Outstanding warrants to purchase an aggregate of 46,458 ordinary shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through “cashless” exercise. To the extent such warrants are exercised, additional shares of our ordinary shares will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares.

If securities or industry analysts do not publish or cease publishing research or reports about our company, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about our company, our business, our market, or our competitors. If any of the analysts who may cover our company change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover our company were to cease coverage of our company or fail to regularly publish reports on our company, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. Prior to the Business Combination, there has not been a public market for our securities. Accordingly, the valuation ascribed to Yatra’s ordinary shares and Terrapin 3’s common stock in the Business Combination may not be indicative of the actual price in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;
•	changes in the market’s expectations about our operating results;
•	success of competitors;
•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;
•	operating and stock price performance of other companies that investors deem comparable to ours;
•	changes in laws and regulations affecting our business;
•	our ability to meet compliance requirements;
•	commencement of, or involvement in, litigation involving us;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of our ordinary shares available for public sale;
•	any major change in our board of directors or management;
•	sales of substantial amounts of our ordinary shares by our directors, executive officers or significant stockholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and NASDAQ in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for travel-related securities or the stocks of other companies which investors perceive to be similar to ours could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

There is no guarantee that our ordinary shares will continue to qualify for listing on NASDAQ for any period of time, or that our warrants will continue to qualify for listing on the OTCQX® Best Market for any period of time, and the failure to have our ordinary shares or warrants listed for any reason may negatively affect the value of our ordinary shares and/or warrants, as applicable.

Our ordinary shares began trading on NASDAQ on December 19, 2016. There are no guarantees that our ordinary shares will continue to qualify for listing on NASDAQ. In addition, our warrants began trading on the OTCQX® Best Market under the symbol “YTROF” on December 30, 2016. If our ordinary shares and/or warrants are ever in the future delisted, the holders could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our securities are a “penny stock,” which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities;

•	limited amount of news and analyst coverage for our company in the United States; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. As of the date of this Annual Report, MIHI LLC, the Terrapin Sponsors and certain of their affiliated entities (including Nathan Leight), E-18 Limited, Capital18 Fincap Private Limited, Pandara Trust Scheme I, IDG Ventures India Fund II LLC, Intel Capital Corporation, Reliance Capital Limited, Vertex Asia Fund Pte. Ltd., Wortal, Inc., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Macquarie Corporate Holdings Pty Limited, Valiant Capital Partners LP, Valiant Capital Master Fund LP, Norwest Venture Partners X, LP and Norwest Venture Partners IX, LP, subject to certain restrictions on the assignability of their shares, hold approximately 82.5% of the issued and outstanding shares of our company (or approximately 67.9% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants). MIHI LLC has agreed, with certain exceptions, not to transfer, assign or sell any of its shares of Terrapin’s Class F common stock issued by Terrapin 3 prior to its initial public offering, or the IPO, until the earlier of (i) December 16, 2017 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and the Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Terrapin’s Class F common stock issued by Terrapin 3 prior to its IPO until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. However, upon the respective expiration of these lock-ups, the shares of Terrapin’s Class F common stock held by MIHI LLC and the Terrapin Sponsors described above may be sold in the public market. The shares held by MIHI LLC and the Terrapin Sponsors may also be sold prior to the expiration of the applicable lock-up if the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 15, 2017. In addition, commencing on November 16, 2017, shares of Terrapin 3’s Class F common stock may be exchanged for our ordinary shares (on a share for share basis) and an equal number of Class F shares converted into 0.00001 of our ordinary share for each Class F share. In addition, after we become eligible to use Form F-3 or its successor form, we will be obligated to file a shelf registration statement to register the resale of our ordinary shares issued in connection with the Business Combination. As restrictions on resale end, the market price of our ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. See the sections entitled “Description of Share Capital—Investor Rights Agreement” and “Shares Eligible for Future Sale—Lock-up Agreements” for additional information.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

We are a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a public company upon the consummation of the Business Combination. Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India, and our telephone number at this office is (+91-124) 339-5500. Our principal website address is www.yatra.com and our other main website is www.travelguru.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our Indian website in August 2006 and are now the second largest online travel agent company in India (as per management estimates based upon publicly available company filings). Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. Since we commenced operations in 2006, over $222 million has been invested in our company and over 5.2 million customers have used one or more of our comprehensive travel-related services through March 31, 2017, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, activities and ancillary services.

B. Business Overview

Our customers can review and book flights on all major Indian and international airlines, and can book accommodations at more than 64,500 hotels in more than 1,100 cities and towns in India as well as more than half a million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 1,000 holiday packages and more than 47,000 activities.

Based on our large and loyal existing customer base, our comprehensive service offerings, our experienced management team and our multi-channel strategy, we believe we are well-positioned to capitalize on the burgeoning Indian travel market. Our brand is among the most well recognized in not only the Indian online travel industry, but all of Indian Internet commerce, and we believe that this creates a significant competitive advantage. We intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience and meet the changing needs of leisure and business travelers. For example, we recently opened up our holidays booking platform to third party vendors enabling them to sell holiday products alongside those packaged by us on a marketplace platform, which provides our customers a wide selection of products and services.

In the fiscal year ended March 31, 2017, our website received 171 million visits, which was an 11% increase compared to the fiscal year ended March 31, 2016. We define a “visit” as a group of interactions on our platform that occur within a 30 minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use “traffic” and “visits” interchangeably in this Annual Report. In fiscal year 2017, 87% of our customers’ visits were from unpaid traffic, which includes direct, organic and referrals traffic, compared to 81% in fiscal year 2016. We believe this trend reflects the strength of our brand and the strong direct relationship we have with travel consumers.

We launched our eCash program in 2014 to reward our customers for repeat purchases. Customers accumulate eCash points on travel booked through us, and these points may be redeemed by customers for future bookings. We believe the eCash program has had a positive impact on our business. Adoption rates for our eCash program have increased and our cross-sell and customer retention rates have improved significantly this year. Our 90-day repeat rate was approximately 48% in January 2017, and our cross-sell rate was approximately 16% in the same period.

Our website is the main interface for our customers, but as smartphone penetration in India has increased, the importance of our mobile platform has also increased. To address strong customer demand for mobile solutions, we have developed multiple mobile applications for a variety of consumer segments and services, including:

•	Yatra: Our primary mobile interface to our core platform, which has been downloaded more than 8.7 million times.

•	Yatra Mini: A multilingual, mass-market Android application providing customers with ready access to rail and bus bookings as well as budget hotels.

•	Yatra Web Check-In: An application designed to ease the flight check-in process for travelers.

•	Yatra Corporate: A self-booking application for our business customers.

•	Travelguru HomeStay: An application that connects homeowners and travelers to facilitate homestay bookings.

•	Yatra Hoteliers DESTranet: An application for hotel owners and operators to update and manage their inventories, rates and check-in process.

We have experienced rapid growth in traffic on our mobile platforms. In fiscal year 2017, mobile accounted for over 63% of total consumer visits on the yatra.com platform and grew over 40% compared to fiscal year 2016. In the three months ended March 31, 2017, mobile accounted for 72% of total consumer visits on the yatra.com platform. In fiscal year 2017, mobile app traffic increased to 1.3 times, mobile app air bookings increased to 1.8 times and mobile app hotel bookings increased to 1.4 times, compared to fiscal year 2016.

To further strengthen the brand, we have signed up one of India’s leading film personality, Ranbir Kapoor, as our brand ambassador. His vibrant persona and pan-India appeal makes him an ideal fit for our brand.

Our revenue was INR 8,338 million in fiscal year 2016 and INR 9,345 million in fiscal year 2017, representing a growth of 12% over that period. Our Revenue (including other income) Less Service Cost was INR 4,208 million in fiscal year 2016 and INR 5,203 million in fiscal year 2017, representing an increase of 23.6%. In addition, our Gross Bookings increased from INR 59,497 million in fiscal year 2016 to INR 69,052 million in fiscal year 2017, representing an increase of 16.1%. Revenue Less Service Cost is a non-IFRS measure. For more information about this non-IFRS measure and a reconciliation to the most comparable IFRS measure, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating Metrics.” We have invested significant capital in our technology platform and in sales and marketing efforts to build our brand and acquire customers. During fiscal years 2016 and 2017, our net losses were INR (1,243) million and INR (5,937) million, respectively.

Our Services

We offer comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, activities and ancillary services. With over 1.4 million travelers using our platform during fiscal year 2017, we have witnessed year-over-year growth of 29% in net transaction count, 25% in net transacting customers, 20.6% in gross air passenger count, 9.8% in gross holiday packages passengers traveled, 21.4% in standalone gross hotel room nights booked and 16.1% in Gross Bookings. In fiscal year 2017, mobile app traffic increased to 1.3 times, mobile app air bookings increased to 1.8 times and mobile app hotel bookings increased to 1.4 times, compared to fiscal year 2016.

Air Ticketing

We provide our customers with access to eight domestic airlines, including Indigo, SpiceJet, Jet Airways, Air India and GoAir, as well as over 300 airlines for international travel, including Air India, Jet Airways, Emirates, Etihad and Lufthansa.

Our airline ticketing business provides comprehensive information and options to consumers. Based on the search criteria and filters available, consumers are able to quickly and conveniently evaluate options, make selections and execute transactions. Customers can search and sort by date, airline, class of travel, fare price, origin, destination, and number of stops, and our search results can be enhanced by our customers’ recent searches, history and preferences.

We earn commissions and incentives from airlines for tickets booked by customers through our various sales channels. We either deduct commissions at the time of payment of the fare to our airline suppliers or we collect our commissions from our airline suppliers. Incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets and receive fees from our GDS service providers based on the volume of sales completed by us through GDS. Revenue from airline tickets sold as part of packages is eliminated from our Air Ticketing revenues and added to our Hotels and Packages revenue.

We have experienced a CAGR of 27.8% in our air passenger count from fiscal year 2015 to fiscal year 2017 and an increase in air net revenue margin of 5.8% in fiscal year 2016 to 6.4% in fiscal year 2017.

Hotels and Packages

Hotels

With over 64,500 hotels contracted in over 1,100 cities across India, we are India’s largest platform for domestic hotels. In fiscal year 2017, more than 1.3 million hotel room-nights were booked through our platforms. Due largely to our rapid growth in this segment, our Gross Bookings has grown by a CAGR of 22.6% from year 2014 to fiscal year 2017. Contracting with hotels is done by a dedicated team that is responsible for onboarding listed properties as well as negotiating the rates and promotions. Hotels can also self-manage their rates, inventories, promotions and margins using our extranet (mobile and web versions). Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis. From fiscal year 2016 to fiscal year 2017, our Hotels and Holiday Packages’ Gross Bookings grew by 8.5% with consistent growth in hotel room-nights and holiday packages passengers.

In late 2015, we added homestays through our Yatra and Travelguru brands, which includes a wide variety of accommodation options from homes, cottages, apartments, guest houses, villas, heritage properties, holiday homes, jungle stays, estate houses to farmhouses and more. As of March 2017, we had listed approximately 3,500 properties across the various brands and platforms. In addition, in June 2016, we launched our Travelguru HomeStay App, which allows homeowners to list their property as a homestay and travelers to search, browse and book the properties, all at the “click of a button”.

Holiday Packages

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumer, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have expanded our portfolio to include approximately 1,000 holiday packages to destinations within India, Asia, Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. Recently, we have also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

Yatra Hotels and Holiday Packages Gross Bookings (INR million)

Yatra has India’s largest hotel inventory, especially in the key “budget” category in Tier 2 and Tier 3 cities.

Yatra’s 64.5k+ Units by Market Segment

Other Services

Rail Ticketing

To leverage the convenience of online bookings, we entered the rail travel market in September 2007 with our inventory accessed from IRCTC. IRCTC is a subsidiary of Indian Railways that handles the catering, tourism and online ticketing operations of Indian Railways. Since we launched this service, over 2.4 million passengers have traveled with tickets booked on our rail platforms.

Bus Ticketing

To leverage the convenience of online bookings, we entered the bus travel market in September 2014. Over 600,000 passengers have traveled with tickets booked on our bus platform since we launched this service. To ensure consistency of supply, we source our tickets from a combination of suppliers.

Activities

Launched in July 2016, we currently list over 47,000 activities inside and outside India. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Our Strengths

We believe the following combination of attributes of our company distinguishes us from our competitors:

Trusted Online Travel Brand

“Yatra,” which is the Hindi word for “Journey,” is one of India’s most well-recognized brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India’s Ministry of Tourism. These Ministry of Tourism awards include the National Tourism Award for “Outstanding Performance as a Domestic Tour Operator” in Category I (Rest of India) for the assessment year 2014-15, three India Tourism Awards for “Outstanding performance as a Domestic Tour Operator (Rest of India),” “Outstanding performance as a Domestic Tour Operator in Jammu and Kashmir” and “Outstanding performance as an Inbound Tour Operator-Cat C” in 2013 and the “Best Domestic Tour Operator” award to yatra.com in 2010. Other industry awards include being ranked by The Economic Times Brand Equity’s Most Trusted Brand Survey 2016, being named Most Trusted Online Travel Agency for second consecutive year, being named as Travel and Hospitality’s Most Outstanding Travel Company — B2C (business to consumer) in 2015 and yatra.com winning the CNBC Awaaz Travel Award in 2014. In 2013, we were recognized by MatrixLab as the Most Popular Brand in the Travel & Leisure Category and in 2012, yatra.com won the award for the “Best Travel Website” in Internet and Mobile Association of India’s Annual India Digital Awards.

Our marketing and brand building activities are a mix of online, offline, social media and other initiatives. A significant and continuous focus of our online marketing includes driving acquisitions through search engine marketing or search engine monetization with targeted and cost effective conversions using a range of online platforms such as Google, Facebook, Affiliates and other advertising networks, including mobile advertising partners. Another focus of our online marketing is search engine optimization with a regular focus on increasing organic traffic and ranking of relevant keywords associated with travel. We also market our offerings on offline mediums such as print, television, radio and out-of-home at regular intervals to promote our brand and increase brand visibility. We use these media in conjunction with online marketing initiatives to maximize results and target specific markets. Social media marketing incudes continuous engagement on all social media platforms. Our social media presence includes 2.1 million followers on Facebook and 32,000 followers on Twitter. We also continuously generate new content through posts, gifs and video listicles. Our social media content has been featured multiple times on “Lighthouse Insights” as the most innovative content on social media.

We seek to consistently leverage our relationships with different banks, digital wallets, e-commerce portals, and corporations to facilitate significant increases in the acquisition of new customers and brand salience. Promotional activities are also run with leading e-commerce partners for brand visibility. We also create alliances and promotions with international tourism boards for targeted destinations including in Dubai, Hong Kong, Singapore and Australia.

We believe customer relationship management, or CRM, initiatives with segmented targeting campaigns to drive retention and reengage and reinvigorate inactive customers are critical activities. For example, our cross-sell engine makes personalized hotel recommendations to customers. We also have a robust communication plan in place to engage customers through our eCash program. As a result, we have seen our customer retention and repeat customer rates rise significantly.

The best evidence for the strength of our brand is the large and growing traffic to our website and the increase in our repeat transactions. We consider a transaction to be a “repeat transaction” if it is a transaction by a returning customer. Total consumer visits on our site have increased from 153 million in fiscal year 2016 to 171 million in fiscal year 2017, an increase of 11%. Significantly, the contribution of our unpaid traffic visits has increased from 81% to 87% during the same period. We expect to continue to invest in building our brand through a combination of traditional media such as television, print and radio, social media, viral marketing and search engine monetization to achieve a variety of objectives such as customer engagement, repeat purchases, cross-selling and brand awareness.

Our Multi-Channel Platform for Business and Leisure Travelers

We have designed a “Go-To-Market” strategy that has been a mix of B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). Combining these offerings on a common technology platform provides us with multiple points of contact for marketing additional services to existing customers.

•	Our consumer, or B2C, offerings include an extensive range of travel-related services, including domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, and activities.

•	Our corporate, or B2E, offerings include an extensive range of travel-related services, including domestic and international air ticketing, hotel bookings, homestays, holiday packages, ground and land transportation solutions provided to our customers through a self-booking tool as well as site support with staff for query handling and execution along with supporting services such as “meet and greet” and passport management. Our portfolio of business customers includes leading organizations from India and around the world that employ over 1.6 million people.

•	Our trade, or B2B2C, offerings address the needs of a large and fragmented market of travel agents providing access to approximately 17,000 registered agents across India as of March 31, 2017. We processed approximately 1.1 million net transactions in fiscal year 2017. This channel is particularly important for us to reach customers in smaller markets (Tier 2 and Tier 3 cities) where Internet penetration has traditionally been lower and where cash payments are still the predominant form of travel purchasing.

We believe our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels, each of which has experienced strong growth in gross bookings. Using our common technology platform, business customers are able to explore and book their leisure travels, and our eCash program rewards our business customers for doing so. We believe that these aspects of our platform and the high number of repeat visitors and repeat transactions provide us with a large growth opportunity. We also believe that our common technology platform will allow us to scale our operations into other geographies in the future.

Large and Loyal Customer Base

We are focused on meeting customer needs and improving the user experience for over 5.2 million cumulative travel customers as of March 31, 2017. In fiscal year 2017, repeat transactions accounted for 75% of all of the transactions on yatra.com. For our consumer-direct business, our customers made an average of 2.6 purchases per year. From 2007 to 2016, average transaction value increased INR 12,500 to INR 26,400, a CAGR of 9%. Our customer traction is also evidenced by high retention rates. Retention rate is defined as the percent of total transacting customers who return and complete another transaction within a specified time period. The loyal customer base is evidenced by our 90-day repeat rate, which was approximately 48% in January 2017, and our cross-sell rate was approximately 16% in the same period.

Note: Data for flagship brand yatra.com only and excludes data from B2E and B2B2C businesses.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the unique needs of Indian and non-Indian customers traveling throughout India, and we also offer services for domestic customers traveling internationally. These services include domestic and international air ticketing, hotel booking, homestays, holiday packages, bus ticketing, rail ticketing, activities, attractions and ancillary services. As of March 31, 2017, we provided our customers with access to all major domestic and international airlines operating to and from India. Our hotel network includes over 64,500 hotels across 1,100 cities in India and is India’s largest online network.

We believe this comprehensive selection of travel-related services makes us a “one-stop-shop” for our customers’ business and leisure travel needs, thereby driving greater usage and allowing us to up-sell and cross-sell multiple products to achieve a higher lifetime transaction value from our customers.

Our Platform

Our “Go-To-Market” strategy has been a mix of B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). Our customer “touch-points” include our website, mobile platforms, retail stores, call centers, a network of approximately 17,000 agents across India addressing the needs of a large fragmented market of travel agents and a portfolio of B2E clients across India employing over 1.6 million people. We operate 12 retail stores in leased premises across 12 cities in India, with an average size of approximately 500 square feet.

Yatra.com

Our website, www.yatra.com, is a single platform to explore, shortlist and book airline tickets, hotels, homestays, holiday packages, bus and rail tickets and activities in customers’ home cities and travel destinations. Our website and mobile applications offer a convenient process for:

•	Exploring & Searching: Our website and mobile app enables customers to explore and search flights, hotels, holiday packages, buses, trains and activities. We also use a Natural Language Processing (“NLP”)/Machine Learning (“ML”) based text/voice search engine on the website and on Facebook Bot in order to optimize search results. We also have a NLP/ML based customer support knowledge engine to allow users’ queries to be addressed without dialing the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as “Lowest Fare Finder,” “Super Saver,” “Things To Do” and notifications.

•	Quickly Comparing Options: A feature has been provided to indicate the lowest prices available on the various dates to make a choice easy for the passenger. Various features have been provided to facilitate convenience, including identifying dates with public holidays and widely celebrated events, providing additional information such as tripadvisor.com reviews and filtering for refundable or non-refundable fares, number of stops on airline bookings, and hotel and room amenities.

•	Safely Booking: Once a customer has decided to book travel, we offer our customers a range of payment options. In addition, for international transactions, we use a “Dynamic Currency Converter,” which supports 27 currencies and is used to convert prices from INR to another currency so that international credit cards can be charged.

Mobile Applications

As smartphone penetration increases in India, we expect our mobile apps to become more and more critical. We have multiple applications for a variety of consumer segments and services including:

•	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 8.7 million times.

•	Yatra Mini: A multilingual, mass-market Android application providing consumers with ready access to rail and bus bookings as well as budget hotels.

•	Yatra Web Check-In: An application designed to ease the flight check-in process for travelers.

•	Yatra Corporate: A self-booking application for our business customers.

•	Travelguru HomeStay: An application that connects homeowners and travelers to facilitate homestay bookings.

•	Yatra Hoteliers DESTranet: An application for hotel owners and operators to update and manage their inventories, rates and check-in process.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and in fiscal year 2017, our mobile platforms accounted for over 63% of our total consumer visits and grew at 40% over fiscal year 2016, with our mobile platforms accounting for 72% of our total customer visits in the fourth quarter of 2017.

Note: Data for flagship brand yatra.com only and excludes data from B2E and B2B2C businesses.

Leading Technology Platform

Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products. This approach has enabled us to reduce development costs and accelerate “speed-to-market” as new features and services can be launched simultaneously across channels. Our technology also contributes to the conversion of our business travelers to leisure travelers using our self-booking tool by creating a single and familiar platform and permitting the use of eCash across business and leisure travel.

Seasoned Management Team with Track Record of Success

Our senior management team is comprised of industry executives with deep roots in the travel industry in India and abroad. With over 70 years of accumulated experience in the travel industry, mostly focused on the OTA segment, our management team previously worked with companies such as Ebookers.com, Tripadvisor.com, Yahoo, Travel Boutique Online and Carlson Wagonlit. We believe that our management’s expertise, industry relationships, and experience in identifying, evaluating and completing acquisitions provide us with opportunities to grow organically and through strategic acquisitions that complement or expand our existing operations.

Our Strategy

Our mission is to create happy travelers. Our goal is to be the leading online travel provider in the fast-growing Indian travel industry and over time expand our footprint into other emerging markets by leveraging our technology platform. To serve our mission and achieve our goals, we are following a multi-channel distribution strategy that is focused on utilizing our strong position in the air travel segment to attract new customers and cross-sell other products to this customer base such as hotels and holiday packages. Our strategy seeks to take advantage of the strong underlying growth rates across the travel sector and thereby to grow our revenue.

Note: Cumulative as of March 31, 2017; does not include data for B2B2C businesses.

We will continue to invest in our brand, particularly in smaller regional Tier 2 and Tier 3 markets which, we believe, currently have lower online penetration levels for travel. According to the Indian government’s most recent census, more than 200 million people (representing 16% of India’s population) live in the 488 cities and towns comprising Tier 2 and 3 markets. We expect increased travel within and between Tier 2 and Tier 3 cities to drive growth in air and hotels. According to the Airports Authority of India, the growth rate in the number of air travel passengers year-over-year is higher in secondary airports located in smaller Tier 1 and larger Tier 2 cities and smaller regional airports in Tier 2 cities, at 24% and 20%, respectively, than it is in major metro airports located in the largest Tier 1 cities, at 16%.

Indian Metropolitan Area Population Tiers

Category	Number of Cities in India	Average Population Per City (million)	US Cities of Similar Size
Tier 1	7	10.0	New York
Tier 2	88	1.2	San Francisco/Boston
Tier 3	400	0.25	Cleveland/Pittsburgh

Source: Indian government census, 2011; tiers based on Indian Government House Rent Allowance (HRA) categories.

Indian Airport Classification by Annual Passenger Traffic

Category	Number of Airports in India	Annual Airport Traffic	US Airports of Similar Size
Major Metro Airports	6	> 10m	New York JFK
Secondary Airports	4	5m – 10m	Dallas
Smaller Regional Airports	40	200k – 5m	Cleveland

Source: Airports Authority of India.

The Number of Air Passengers through Secondary and Regional Airports has Grown Significantly (m)

Source: Airports Authority of India.

We also intend to continue to invest in our common technology platform to ensure that we can introduce new product offerings efficiently and quickly. We are focused on profitable growth, which means that we do not intend to rely on aggressive discounts to grow our business but instead on finding innovative ways, such as our marketplace platform, to lower customer acquisition costs and scale rapidly. We intend to target a mix of revenue growth and profitability to ensure that we remain a leading OTA in the Indian sector and grow at a pace that reflects the strong underlying growth of the Indian travel market.

Expand our Services to Continue to be a “One-Stop Shop” with a Unified Technology Platform for Travelers

With our large inventory of traditional travel products such as flights, hotels, holiday packages, buses and rail in our portfolio, we are constantly working to deepen and strengthen our core businesses, and widening our portfolio to cater to all of the travel needs of our customers. Our goal is to be a “one-stop shop” for travel and we will continue to develop new value-added services and programs to grow our businesses.

We have developed a common user interface platform that ensures a single-user view across B2C, B2E and B2B2C channels and a single customer interface on both our website and mobile applications so that users have a consistent user experience.

In order to ensure smooth integration of our inventory, we have also launched a marketplace platform that enables us to sell our own inventory and the inventory of third party vendors to provide travelers a wider selection of products and services on a single platform.

Introduce New Programs to Maximize Traveler’s “Share Of Wallet” Opportunity Presented by Our Multi-Channel Distribution Platforms

Our “Go-To-Market” strategy has been a mix of B2C, B2E and B2B2C. Our customer “touch-points” include our website, mobile platforms, retail stores, call centers, a network of approximately 17,000 agents across India addressing the needs of a large, fragmented market of travel agents and a portfolio of B2E clients across India employing over 1.6 million people.

We have developed a number of initiatives to continue to drive and reward customer loyalty across platforms. For example, our eCash program was launched in 2014 to reward customers for repeat purchases. Customers accumulate such eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Our eCash program is supported by a strong technology architecture and operates seamlessly with minimal human intervention. Since the eCash program was launched, we have seen a significant impact of this program on our business. Adoption rates have been increasing at a steady rate and our cross-sell and customer retention rates have increased significantly. In addition, we recently launched a marketplace platform that enables us to sell our own inventory and the inventory of third party vendors on the same platform, thereby giving our customers a wider selection of products and services. We expect that our marketplace platform will complement and strengthen the impact of our eCash program and accelerate our growth. With these two initiatives, customers will be able to earn and redeem eCash across multiple products on the Yatra platform.

Create a Robust Mobile Ecosystem

To further accelerate our mobile strategy, we have entered into a strategic relationship with Reliance Retail Ltd., an affiliate of Reliance Industries Limited which is one of India’s largest conglomerates, pursuant to which Reliance Jio agreed to pre-install the Yatra mobile app on Reliance Jio LYF smartphones over the course of 36 months as it launched one of India’s largest 4G mobile networks. Reliance Jio commenced this activity in September 2016. Reliance Industries Limited, through one of its affiliates, is a strategic investor in our company. To capitalize on this distribution network, we have created a portfolio of mobile applications that will serve different users depending on the consumer segment of a particular device. For example, our Yatra mini app, which is focused on the budget travelers for rail, bus and budget hotel bookings, will be preloaded on less expensive mobile devices while our Yatra app will be preloaded on mid- to high-end devices. In addition, the use of any of our applications will allow the users to earn eCash that they can use to buy other products on our platform.

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our B2B business, particularly our international Air Ticketing for small and medium scale enterprises. In 2012, we acquired Travelguru B2B and B2C entities from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several “acqui-hires,” including the teams from mGaadi and dudegenie, in order to grow our business. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

Multi-Brand Strategy

Our portfolio includes the Yatra, Travelguru and TSI Yatra brands. While Yatra has been the dominant brand in the B2C segment, Travelguru as a second brand significantly increases the opportunity to bring consumers into our franchise. The Travelguru brand has historically enjoyed strong brand awareness and increases the opportunity for conversion through online searches, such as search engine monetization, search engine optimization and Tripadvisor.com, by presenting more options to travelers. This approach also leverages the existing technology platform and makes customer acquisition more cost-effective. Our recently launched Travelguru Homestays initiative presents an opportunity to build a unique proposition around “affordable lodging.” The “TSI Yatra” brand in the B2B2C segment has traditionally enjoyed strong brand awareness which presents us with the opportunity to leverage travel agency relationships as we build our business in the Tier 2 and Tier 3 cities where Internet penetration has traditionally been lower and where cash payments are still the predominant form of travel purchasing.

Supplier Relationships

We believe that we have built and continue to maintain strong relationships across our portfolio of suppliers for airlines, hotels and holiday packages. We have teams managing our existing airline relationships, hotel relationships, and holiday packages. These teams also work to expand our offerings and network. A selective mix of negotiated rates, payment terms and co-participation promotions has resulted in a compelling consumer portfolio offering with an opportunity to leverage our large customer base and cross-sell effectively.

Airlines

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet, Vistara, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways.

Hotels

We have India’s largest hotel network of 64,500 hotels and in fiscal year 2017, more than 1.3 million hotel room-nights were booked through our platforms. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips — before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have over 500 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four week induction and training program for our employees, which is managed by our in-house training team.

Our customer contact centers are located in Gurgaon, India. Central to the customer experience, our customer contact centers are closely aligned to the business and are equipped to meet all customer needs. These centers are open seven days per week with emergency numbers that are available for any customers who might need assistance during non-business hours. This enables us to provide a seamless customer experience across all channels. To improve flexibility and cost efficiency, we also utilize third-party customer service providers. Our staff is stationed in third-party customer contact centers to ensure that the customer experience is maintained to our unified corporate standards.

Technology

Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We utilize a single data center with an active backup in another data center and also utilize Amazon Cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms.

The technology stack includes Java, MySQL, MongoDB, Redis, Memcache, jQuery with a 3-tier service-oriented architecture for horizontal scale, performance and flexibility. We leverage and contribute to open source technologies, leading to faster innovation, development and cost-efficiencies.

We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues.

We have also developed a common user interface platform that ensures a single common user view across B2C, B2E and B2B2C channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us.

In order to ensure smooth integration of our inventory, we have launched a marketplace platform that enables us to sell our own inventory and the inventory of third party vendors to provide travelers a wider selection of products and services on a single platform. This platform presents a set of reusable services that allow third party suppliers or travel services to manage and sell those services on yatra.com directly to consumers. This platform includes vendor management, seller-buyer-user communication service, provision of content, inventory and pricing management and product life cycle management services.

Security

We accept all major credit, debit cards and other payment instruments, including mobile wallets. PaySwift is a homegrown payment engine to ensure payments are safe and secure. We are PCI-DSS 3.2 compliant with VeriSign secure certification. We follow a two-factor authentication mechanism with the security features of the applicable card. Our critical data security practices include credit card data protection in a separate VLAN accessible only through authenticated APIs and are in an encrypted storage with the key broken into two different systems. We also use a risk engine, which is a third party service, to validate and fraud check international credit cards.

Our 24x7 monitoring and alerting security infrastructure is provided by an outsourced company from multiple locations. Continuous scanning, penetration testing and threat elimination, including ransomware protection, is undertaken by third party security experts assisted by in-house security consultants. A distributed denial of service (DDoS) protection service has been instituted, which works at the perimeter level with protection up to one GBPS, to provide comprehensive solutions for all application (layer 7) and network (layer 3) DDoS attacks. Web application firewalls have also been placed for network and application security apart from a network firewall.

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Cleartrip Pvt. Ltd., Expedia Southeast Asia Pte. Ltd., One97 Communications Limited, Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd., Ibibo Group Pvt. Ltd., Booking.com B.V., and Agoda Company Pte. Ltd. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

In October 2016, MakeMyTrip and Ibibo Group Holdings (Singapore) Pte. Ltd. agreed to pursue a transaction that combines the two businesses under MakeMyTrip. The transaction closed on January 31, 2017. To the extent this merger enhances MakeMyTrip’s ability to compete with us, in particular in India, which is our, MakeMyTrip’s and Ibibo Group’s largest market, our market share, business and results of operations could be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the Hotels and Packages business) as compared with us. Some meta-search sites, including TripAdvisor and Kayak, offer users the ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Amazon.com, Inc. and Alibaba Group Holding Ltd., as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with travel supplier-related channels or other competitors, our business and results of operations may be adversely affected.

We also face increasing competition from search engines like Google, Bing and Yahoo! Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of suppliers or competitors. Google has increased its focus on appealing to travel customers through its launches of Google Places, Google Flights and Google Hotel Price Ads. Google’s efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms, or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “Yatra,” and “Travelguru” primarily, as well as copyrights and rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

Yatra India and its subsidiaries have registered the primary domain names, namely www.yatra.com , www.yatra.in , www.tsi-yatra.com and www.travelguru.com , and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business primarily under the “Yatra” brand name and logo and have registered the trademarks under a couple of classes mainly in India. We have inter alia applied for trademark registration of the logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks.

Employees

As of March 31, 2017, we had 2,343 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2017	2016	2015
Executive Management	7	7	6
Product development	109	114	103
Sales and marketing	621	652	653
Technology development and technology support	333	266	211
Others (including operations, business development, administration, finance and accounting, legal and human resources)	1,273	1,318	1,206
Total	2,343	2,357	2,179

	Number of Employees as of March 31,
Location	2017	2016	2015
India	2,325	2,340	2,165
United States	1	1	1
Singapore	17	16	13
Total	2,343	2,357	2,179

None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2017, we employed 125 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores and offices in 14 cities in India. In addition, we and Yatra India have insurance policies of approximately US$15 million, respectively, to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have also purchased public liability insurance, fidelity insurance and work injury compensation insurance for Yatra India.

In addition to the above, we have taken standard medical policies for all the companies in the Group and group term insurance policies and group personal accident policies in Yatra India and some of its subsidiaries and affiliates (besides a cash insurance policy in one of our subsidiaries).

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers and company-owned travel stores.

Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until January 28, 2019 and January 26, 2019, respectively. Yatra India is also accredited with the International Air Transport Registration which was valid for 2017.

Under the Indian Information Technology Act, 2000, as amended, we are subject to certain liabilities pertaining to the implementation and maintenance of reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information.

We have obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” (OSP) from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India. Our approval in respect of Domestic OSP and International OSP is valid for 20 years from October 18, 2013 and September 26, 2012, respectively.

We also obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our offices are located. We have also obtained the Importer-Exporter Code Number (IEC number) from the Ministry of Commerce and Industry, Department of Commerce. The date of the issuance of the IEC number is December 22, 2016.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has recently made and may continue to make revisions to the FDI policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

The Companies Act contains significant changes to Indian company law, including in relation to the issuance of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries and corporate social responsibility spending. While the majority of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect.

Litigation

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business and the results of litigation and claims cannot be predicted with certainty.

Except for the tax proceedings described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Matters Relating to Yatra Online Private Limited

Assessment Year 2008-09

In December 2010, we received a demand notice from the Indian income tax authorities for the assessment year 2008-09, disallowing a deduction of INR 18.9 million. In January 2011 we filed an appeal with the Commissioner of Income Tax (Appeals). The appeal was decided in our favor in March 2012 and we received partial relief except for some disallowance amounting to INR 1.6 million. The Revenue has filed an appeal against the order of the Commissioner of Income Tax (Appeals) with the Income Tax Tribunal. Further, in March 2014, we received a demand notice for payment of tax on disallowed expenses of INR 1.6 million. The tax amount was paid in April 2014. In March 2016, the Income Tax Tribunal remanded the matter to the file of the assessing officer who will decide these issues afresh and give us an opportunity to present the case before him. The matter has not yet been scheduled by the assessing officer.

Assessment Year 2012-13

In April 2016, we received a demand notice order from the Indian income tax authorities for the assessment year 2012-13, disallowing a deduction of INR 8.2 million for expenditure relatable to exempt income and security deposit written off. We have further filed the appeal before the Commissioner of Income Tax (Appeals) in July 2016. Subsequently, we have been issued a notice of demand for INR 0.5 million towards penalty. We filed an appeal before the Commissioner of Income Tax (Appeals) in November 2016.

Assessment Year 2013-14

In November 2014, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2013-14. A scrutiny assessment refers to the examination of a return of income by giving an opportunity to the tax payer to substantiate the income declared and the expenses, deductions, losses, exemptions, etc., claimed in the return with the help of evidence. We have submitted the required information to the concerned authorities. Assessment orders dated December 22, 2016 was issued, disallowing a deduction of INR 11.8 million and determining the sum of INR Nil payable by us. We filed an appeal before the Commissioner of Income Tax (Appeals) in January 2017.

Assessment Year 2014-15

In March 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities and the matter is still pending with the income tax authorities. In December 2016, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning information. The required information is submitted with the department.

Assessment Year 2015-16

In January 2017, we were issued a notice by the Indian income tax authorities for an inquiry before assessment for the assessment year 2015-16 where in the company has to provide the required documents in connection with the assessment. The required documents are yet to be filed with the income tax authority by the company.

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-15

In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015 and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and September 2015 for fiscal year 2014. The aggregate value of demand for the show cause notice above is approximately INR 1,000 million (excluding interest and penalties if finally determined to be payable). The matter is currently pending and we believe the likelihood of the claims being upheld by the relevant authorities to be remote. If in the event an unfavorable order is issued by the adjudicating authority, then we will need to deposit 7.5 percent of the amount involved as pre-deposit under the service tax laws in order to pursue the case further before Customs, Excise and Service Tax Appellate Tribunal (CESTAT).

Service Tax Show Cause and Demand Notice—Fiscal Years 2010-15

In October 2015, pursuant to an industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence and Customs, an excise and customs tax regulatory authority in India, we received a notice from the tax authorities for fiscal years 2010 to 2015, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax for fiscal years 2010-15. The aggregate value of demand for the show cause notice above is approximately INR 240.7 million (excluding interest and penalties if finally determined to be payable). Further to such proceedings, the demand of service tax of INR 240.7 million has been raised by the Commissioner of Service Tax along with a penalty of INR 240.7 million and interest at an appropriate rate in December 2016. An appeal has been filed before CESTAT in March 2017.

Investigation by Directorate General of Central Excise Intelligence

An investigation has been initiated by the Directorate General of Central Excise Intelligence, or DGCEI, for the period from October 2010 to September 2015 for service tax on certain matters relating to service tax for hotel reservations. The matters are industry wide and involve a complex interpretation of law. We have made a pre-deposit of INR 25 million under protest but we have not received any show cause notice in this respect. A reply to the notice was filed in January 2016. The investigation is ongoing. We believe that we have strong grounds to defend our position on these matters.

Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

Assessment Year 2014-15

In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment order dated December 26, 2016 was issued determining the sum of INR 1.6 million refundable to us. This also contained disallowance of deduction of INR 4.5 million in respect of which show cause notice was served as to why penalty for furnishing of inaccurate particulars of income should not be levied. A notice dated June 08, 2017 for penalty proceedings u/s 271(1)( c ) was issued. We appeared before Dy. Commissioner of Income tax on June 19, 2017 and submitted clarification in this regard. The matter is still pending with the income tax authorities.

Assessment Year 2015-16

In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2015-16. We have submitted the required information to the concerned authorities and the matter is still pending with the income tax authorities.

Service Tax Show Cause and Demand Notice—November 2005 to October 2006

In April 2011, we received a notice from the service tax authorities on the basis of investigation carried out by the DGCEI for the period November 2005 to October 2006 in respect of admissibility of input credit. In November 2012, we filed a reply with the Commissioner of Service Tax. The value of demand for the show cause notice above is approximately INR 3.7 million (excluding interest and penalties if finally determined to be payable). A personal hearing on the matter was held on July 27, 2016 and we reiterated the submissions in the ground of appeal and also made additional written submissions. In August 2016, we received orders wherein the demand was confirmed by the Commissioner (Appeals). We have filed an appeal against the order with the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in November 2016. The appeal mentioned above has been fixed for hearing on June 29, 2017.

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-11

In August 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In April 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and an additional submission was made in July 2014. Further to such proceedings, the demand of service tax of Rs 237.6 million has been raised by the Commissioner of Service Tax along with a penalty of INR 237.6 million and interest at an appropriate rate. We have filed an appeal against the order with the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in January 2017.

Tax Matters Relating to Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)

Assessment Year 2014-15

In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment orders dated December 26, 2016 were issued determining the sum of INR 0.01 million payable by us. A rectification petition was filed on March 10, 2017 as entire TDS credit was not considered at the time of raising the demand.

Assessment Year 2015-16

In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2015-16. We have submitted the required information to the concerned authorities and the matter is still pending with the income tax authorities.

Service Tax Show Cause and Demand Notice—October 2012 to October 2013

We have filed a refund claim application with the service tax authorities in January 2014, seeking a refund of an amount of INR 8.5 million. In March 2014, we received notice from the service tax department for rejection of refund claim for service tax. In July 2014, we filed a reply with the Assistant Commissioner of Service Tax. In February 2015, the Office of the Assistant Commissioner of Service Tax asked for submission of self-certified copies of audited balance sheet and returns. In March 2015, the Office of the Assistant Commissioner of Service Tax sought certain clarification in this regard. We made our submission in February 2016. The matter is currently pending with the department.

Tax Matters Relating to TSI Yatra Private Limited

Assessment Year 2013-14

In February 2016, we received a demand notice order from the Indian income tax authorities for the assessment year 2013-14, disallowing a deduction of INR 8.15 million for expenditure relatable to exempt income. This has been accepted by us and the assessment has accordingly been closed. Income tax authorities subsequently have imposed a penalty of INR 1.89 million. We filed an appeal with the Commissioner of Income Tax (Appeals) in November 2016.

Assessment Year 2014-15

In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities and the matter is still pending with the income tax authorities. In January 2017, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning information. The required information is being collated for submission.

Assessment Year 2015-16

In April 2017, we were issued a notice by the Indian income tax authorities for TDS scrutiny for the assessment year 2015-16. We have submitted the required information to the concerned authorities.

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-12

In October 2013, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-12 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In March 2014, we filed a reply with the Commissioner of Service Tax. Further to such proceedings, the demand of service tax of Rs 19.94 million has been raised by the Commissioner of Service Tax along with a penalty of INR 19.94 million and interest at an appropriate interest rate. In December 2016, we filed an appeal against the order with Customs, Excise and Service Tax Appellate Tribunal (CESTAT) along with a payment of 7.5% of the duty demanded.

Service Tax Show Cause and Demand Notice—Fiscal Years 2010-14

In October 2015, we received a notice from the service tax authorities for fiscal years 2010-14 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax. We attended a personal hearing before the Commissioner of Central Excise. The aggregate value of demand for the show cause notice above is approximately INR 231.6 million (excluding interest and penalties if finally determined to be payable). The matter is currently pending and we believe the likelihood of the claims being upheld by the relevant authorities to be remote. If in the event an unfavorable order is issued by the adjudicating authority, then we will need to deposit 7.5 percent of the amount involved as pre-deposit under the service tax laws in order to pursue the case further before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT). A personal hearing in this matter was attended before Additional Director General on January 13, 2017. Additional submission was submitted with adjudicating authority on January 27, 2017.

Tax Matters Relating to Yatra Corporate Hotel Solutions Private Limited (formerly known as Intech Hotel Solutions Private Limited)

Assessment Year 2014-15

In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. An assessment order was subsequently issued in December 2016 adding income of INR 7.8 million and raising demand of INR 0.9 million. We further filed an appeal before the Commissioner of Income Tax (Appeals) in December 2016.

A notice dated June 06, 2017 for penalty proceedings u/s 271(1)( c ) was issued. We submitted appeal documents & clarification again above notice with the department.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of the date of this Annual Report:

*	-	Terrapin 3’s founder stockholders own Class F shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc.

**	-	Capital18 Fincap Private Limited holds 1.29% and Pandara Trust Scheme I holds 0.51% of Yatra Online Private Limited.

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurgaon, India where we have leased an approximately 75,000 square foot facility. Further, we have presence in major cities including Bangalore, Mumbai, Chennai and Kolkata, etc.

As of March 31, 2017, we had 12 company-owned travel stores in 12 cities, including one in our office in Gurgaon.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information — A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information — D. Risk Factors” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the second largest online travel agent company in India (based on management estimates and information available in publicly available company filings) and are committed to our mission of “creating happy travelers.” Through our website, www.yatra.com, our mobile applications, or apps, and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. Since we commenced operations in 2006, over $222 million has been invested in our company and over 5.2 million customers have used one or more of our comprehensive travel-related services through March 31, 2017, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, activities and ancillary services.

Our customers can review and book flights on all major Indian and international airlines, and can book accommodations at more than 64,500 hotels in more than 1,100 cities and towns in India as well as more than half a million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 1,000 holiday packages and more than 47,000 activities.

We generate revenue through two main lines of business: (1) Air Ticketing and (2) Hotels and Packages. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and corporate client implants. Sales in our Hotels and Packages business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents, call centers, and at our own retail stores. We also generate revenue through the online sale of rail and bus tickets, advertising revenue from third party advertisements on our websites, by facilitating access to travel insurance and other ancillary travel services.

Revenue from the sale of airline tickets in our Air Ticketing business, including commission, incentives and fees, is recognized on a net basis. Incentives from airlines are recognized when the performance thresholds under the incentive schemes are, or are probable to being achieved at the end of periods.

In our Hotels and Packages business, revenue from hotel reservations, including commissions and incentives, is recognized on a net basis. Revenue from tours and packages, including revenue on airline tickets sold to customers as a part of tours and packages, is accounted for on a gross basis as we are determined to be the primary obligor in the arrangement as the risks and responsibilities are taken by us, including the responsibility for delivery of services. The cost of delivering such services includes the cost of hotel, airlines and package services and is disclosed as service cost.

Revenue from other services primarily consists of the sale of rail and bus tickets, including commissions, is recognized on a net basis.

Revenue from other revenue primarily consists of advertising revenue and fees for facilitating website access to travel insurance companies. This revenue is recognized as the services are performed.

Key Operating Metrics

Our operating results are affected by certain key operating metrics that represent overall transaction activity and financial performance generated by our travel services and products. Three of the most important operating metrics, which are critical in determining the ongoing growth of our business, are Gross Bookings, Revenue Less Service Cost and Net Revenue Margins.

Gross Bookings

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

		Fiscal Year Ended March 31,
Amount in INR thousands		2017	2016	2015
		Unaudited
Gross Bookings
	Air Ticketing	57,562,263	49,268,781	40,438,326
	Hotels and Packages	10,435,643	9,614,004	7,368,475
	Others	1,054,078	614,406	464,745
	Total	69,051,984	59,497,191	48,271,546

Revenue (including other income) Less Service Cost

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Revenue Less Service Cost, which is a non-IFRS measure:

	Air Ticketing
	Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2016	2015

Revenue	3,656,976	2,876,688	2,331,028
Service cost	-	-	-
Revenue Less Service Cost	3,656,976	2,876,688	2,331,028
% of revenue	100.0%	100.0%	100.0%

	Hotels and Packages
	Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2016	2015

Revenue	5,314,749	5,217,934	4,007,138
Service cost	(4,190,896)	(4,171,366)	(3,140,865)
Revenue Less Service Cost	1,123,853	1,046,568	866,273
% of revenue	21.1%	20.1%	21.6%

	Others (Including Other Income)
	Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2016	2015

Revenue	421,780	284,289	242,821
Service cost	-	-	-
Revenue Less Service Cost	421,780	284,289	242,821
% of revenue	100.0%	100.0%	100.0%

	Total
	Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2016	2015

Revenue	9,393,505	8,378,911	6,580,987
Service cost	(4,190,896)	(4,171,366)	(3,140,865)
Revenue Less Service Cost	5,202,609	4,207,545	3,440,122
% of revenue	55.4%	50.2%	52.3%

Net Revenue Margins

Net Revenue Margins is defined as Revenue Less Service Cost as a percentage of Gross Bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the performance of our various businesses.

The following table sets forth the Gross Bookings, Revenue Less Service Cost and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2016	2015
		Unaudited
Gross Bookings*
Air Ticketing	57,562,263	49,268,781	40,438,326
Hotels and Packages	10,435,643	9,614,004	7,368,475
Others	1,054,078	614,406	464,745
Total	69,051,984	59,497,191	48,271,546
Revenue Less Service Cost**
Air Ticketing	3,656,976	2,876,688	2,331,028
Hotels and Packages	1,123,853	1,046,568	866,273
Others (including other income)	421,780	284,289	242,821
Total	5,202,609	4,207,545	3,440,122
Net Revenue Margin %***
Air Ticketing	6.4%	5.8%	5.8%
Hotels and Packages	10.8%	10.9%	11.8%

*	Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

**	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

***	Net Revenue Margins are defined as Revenue Less Service Cost as a percentage of Gross Bookings.

Factors Affecting Our Results of Operations

Changes Impacting the Indian Air Travel Industry.   Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

The Government of India recently launched 'Ude Desh ka Aam Naagrik' (UDAN) scheme for better regional connectivity to the second tier and third tier cities. This scheme aims to create economically viable and profitable flights on regional routes. This would help make flying more affordable to the common man even in small towns. The scheme will help to stimulate growth in the domestic regional aviation market and connect the less served airports and those that are not having flight services primarily in the tier 2 and tier 3 cities. Initially under the scheme, five companies will operate flight services on 128 routes that will connect around 70 airports across the country.

During the fiscal year 2017, two small regional domestic low cost airlines, Air Costa and Air Pegasus shutdown their operations. These airlines were operating in limited sectors in the southern India.

During fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian rupee as compared to the U.S. dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. Any consolidation in the airline industry involving our suppliers may adversely affect our existing relationships and arrangements with such suppliers.

Changes in Our Business Mix.   The Hotels and Packages business tends to yield higher margins than the Air Ticketing business, reflecting the greater value added in respect of the travel services that we provide in the Hotels and Packages segment as well as the diversity and more complex nature of Hotels and Packages services as compared with airline tickets. There is significantly larger fragmentation in the supplier base in the Hotels and Packages segment relative to the Air Ticketing segment. Further, due to capacity additions in the hotels business and lower level of average room occupancy rates, we are able to achieve relatively higher Hotels and Packages margins than Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors.

In fiscal year 2017, our net revenue margin in the Air Ticketing business was 6.4%, which was 5.8% in fiscal year 2016. We witnessed higher Net Revenue Margins in this segment in the year ended March 31, 2017 compared to the year ended March 31, 2016 due to better volume based deals negotiated with the airlines and relatively flat service fee on comparatively lower air ticket prices.

In fiscal year 2016, our net revenue margin in the Air Ticketing business was 5.8%, which was the same in fiscal year 2015. Gross Bookings growth in the Air Ticketing business in fiscal year 2017 and 2016 was largely driven by the expansion of the travel market in India due to increased domestic travel, new entrants in the air travel suppliers and the expansion of the Indian economy.

Our Net Revenue Margins in the Hotels and Packages business marginally decreased from 10.9% in fiscal year 2016 to 10.8% in the fiscal year 2017.

Our Net Revenue Margins in the Hotels and Packages business decreased from 11.8% in fiscal year 2015 to 10.9% in fiscal year 2016. This decrease in Net Revenue Margins was due to competitive pricing and change in business mix in this segment which pushed down the margins.

Seasonality in the Travel Industry.   We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

Marketing and Sales Promotion Expenses.   Competition in the Indian online travel industry is extremely intense and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We also incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions.

Trends and Changes in the Indian Economy.   Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;

•	increase in discretionary expenditures among Indian households;

•	increased Internet penetration (particularly broadband penetration) in India;

•	increased use of the Internet for commerce in India;

•	increased use of smartphones and mobile devices in India;

•	intensive competition from new and existing market players, particularly in the Indian online travel industry;

•	consolidation among the existing market players in the Indian travel industry;

•	capacity and liquidity constraints in the airline industry in India; and

•	capacity additions and average occupancy rates among the hotel suppliers.

Risk Related to Operations in India.   A substantial portion of our business and most of our employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

Impact of Changing Laws, Rules and Regulations in India.   The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The Companies Act, 2013, together with the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. While the majority of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect. The timeline for implementation of the remaining provisions of the Companies Act is unclear. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India has also proposed a comprehensive nationwide goods and services tax (‘GST’) regime. GST would replace all significant indirect taxes currently levied by the Centre and State Governments in India. Based on the roadmap for GST released by the Government of India, the target date for GST rollout has been pegged at July 1, 2017. Per the GST layout, at the outset, the tax levied on services provided by the Company would reasonably increase. While in most of the cases the delta of taxes should be recoverable from the customer, the cost of our services is likely to increase in case of unregistered customers. The new regime would not just have tax impact but would also substantially increase compliances in the hands of the Company, for instance, the Company may have to move from a centralized service tax registration to de-centralized registration is some of the states, the Company may require to undertake additional compliance of tax collection at source from the payment received on behalf of the principal service providers and remitted to them. Having said that, GST is under evolutionary phase and the Government of India is under process of rolling out GST; some of the key tax positions still await clarity from the Government of India.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities.

Operating Segments

In accordance with IFRS 8 — Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by our management to allocate resources to the segments and assess their performance. An operating segment is a component of our company that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of our other components.

Our reportable segments are: (1) Air Ticketing and (2) Hotels and Packages. Our operating segments are determined based on how our chief operating decision maker manages our business, regularly assesses information and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the company is our Chief Executive Officer.

For further description of our segments, see Note 5 to our consolidated financial statements included elsewhere in this Annual Report.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced our business in 2006 with sales of airline tickets in our Air Ticketing business and our Hotels and Packages business with a focus on retail customers through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, car transfers and facilitating access to travel insurance. We also generate advertising revenue from third party advertisements on our websites as well as sales of travel vouchers and coupons.

Air Ticketing.   We earn commissions from airlines for tickets booked by customers through our various channels of sales. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from airline tickets sold as part of packages is eliminated from our Air Ticketing revenues and added to our Hotels and Packages revenue.

Hotels and Packages.   Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis.

Other Revenue.   Our other revenue primarily comprises of revenue from third party advertising on our websites, and commissions or fees from the Indian Railway Catering and Tourism Corporation, or IRCTC, for the sale of rail tickets, bus service aggregators for the sale of bus tickets, and car and taxi operators for transfer services, as well as travel insurance providers for our facilitation of the access to travel insurance.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers and air suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transport costs.

The following table sets forth Revenue Less Service Cost as service costs within our Air Ticketing business, our Hotels and Packages business and our other revenue during our last three fiscal years:

Amount in INR	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
thousands	Fiscal Year Ended March 31,
except %	2017	2016	2017	2016	2017	2016	2017	2016

Revenue	3,656,976	2,876,688	5,314,749	5,217,934	421,780	284,289	9,393,505	8,378,911
Service cost	-	-	(4,190,896)	(4,171,366)	-	-	(4,190,896)	(4,171,366)
Revenue Less Service Cost	3,656,976	2,876,688	1,123,853	1,046,568	421,780	284,289	5,202,609	4,207,545
% of revenue	100.0%	100.0%	21.1%	20.1%	100.0%	100.0%	55.4%	50.2%

Amount in INR	Air Ticketing		Hotels and Packages		Others (Including Other Income)		Total
thousands	Fiscal Year Ended March 31,
except %	2016	2015	2016	2015	2016	2015	2016	2015

Revenue	2,876,688	2,331,028	5,217,934	4,007,138	284,289	242,821	8,378,911	6,580,987
Service cost	-	-	(4,171,366)	(3,140,865)	-	-	(4,171,366)	(3,140,865)
Revenue Less Service Cost	2,876,688	2,331,028	1,046,568	866,273	284,289	242,821	4,207,545	3,440,122
% of revenue	100.0%	100.0%	20.1%	21.6%	100.0%	100.0%	50.2%	52.3%

Personnel Expenses

Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to defined contribution and defined benefit plans and employee share-based compensation.

Marketing and Sales Promotion Expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the company’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred. Additionally, the company also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, commission and distribution expenses, charges by payment gateway providers, rental costs and other utilities, legal and professional fees, traveling and conveyance, communication costs, and provision for bad and doubtful debts and other sundry expenses.

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and peripherals, furniture and fixtures, leasehold improvements, office equipment and vehicles. Amortization expense consists primarily of amortization recorded on intangible assets such as computer software and websites and other acquired intangible assets such as agent/supplier relationships, trademarks, intellectual property rights and non-compete agreements.

Finance Income and Expense

Finance income comprises of interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise of interest expense on borrowings, unwinding of the discount on provisions and impairment losses recognized on financial assets. Interest expense is recognized in profit or loss, using the effective interest method.

Foreign Currencies

Our reporting currency is the INR. Our functional currency is the USD. The company’s operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR. On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 2 — Significant accounting policies” to our consolidated financial statements.

Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

Revenue Recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and revenue can be reliably measured. Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment. The Group assesses its revenue arrangement against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets and as principal in case of sale of holiday packages.

The Group provides travel products and services to leisure, corporate travelers and B2B2C (Business to Business to Consumer) agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of departure for outbound tours and packages and on completion of tour for inbound tours.

Air Ticketing

Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee are recognized on earned basis.

Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of periods.

Hotels and Packages

Revenue from hotel reservation is recognized as an agent on a net commission earned basis.

Revenue from packages are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotel, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis.

Revenue is recognized net of cancellations received during the period, refunds, and service taxes.

Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

The Group receives upfront fee from Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

Marketing and Sales Promotion Expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs, as well as event-driven promotion cost for our products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Additionally, we also incur customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Significant Accounting Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

a) Impairment reviews

An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management’s expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgement is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

The Group prepares and internally approves formal five year plans, as applicable, for its businesses and uses these as the basis for its impairment reviews. The consistent use of such robust five year information for management reporting purpose, the Group uses five year plans for the purpose of impairment testing. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

The Group tests goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b) Allowance for uncollectible trade receivables and advances

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Additionally, a large number of minor receivables is grouped into homogeneous groups and assessed for impairment collectively. Individual trade receivables are written off when management deems them not to be collectible.

c) Loyalty programs

The Group estimates revenue allocation between the loyalty programme and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

d) Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, future tax planning strategies and recent business performances and developments. The Group has not recognized deferred tax asset on unused tax losses and temporary differences in most of the subsidiaries of the Group.

e) Defined benefit plans

The costs of post retirement benefit obligation under the Gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increase, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our consolidated financial statements:

Determination of Functional Currency

Each of Yatra Online, Inc. and its subsidiaries, which we refer to herein as the Group, determines its own functional currency (the currency of the primary economic environment in which the entity operates) and items included in the financial statements of each entity are measured using that functional currency. International Accounting Standard, or IAS, 21, “The Effects of Changes in Foreign Exchange Rates,” prescribes the factors to be considered for the purpose of determining the functional currency. However, in respect of the parent company and certain intermediary foreign operations of the Group, the determination of functional currency might not be very obvious due to mixed indicators, such as the source of financing, the functional currency of the shareholders, the currency in which the borrowings have been raised and the extent of autonomy enjoyed by the foreign operation. In such cases, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Results of Operations

Results of Year ended March 31, 2017 Compared to Year Ended March 31, 2016

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2017		2016
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue (including other income)	9,393,505	100.0	8,378,911	100.0
Service cost	(4,190,896)	(44.6)	(4,171,366)	(49.8)
Personnel expenses	2,104,723	22.4	1,515,581	18.1
Marketing and sales promotion expenses	2,457,242	26.2	1,687,542	20.1
Other operating expenses	2,228,472	23.7	1,975,636	23.6
Depreciation and amortization	275,587	2.9	233,703	2.8
Results from operations	(1,863,415)	(19.8)	(1,204,917)	(14.4)
Finance income	369,269	3.9	95,072	1.1
Finance costs	(149,863)	(1.6)	(115,140)	(1.4)
Share of loss of joint venture	(9,441)	(0.1)	(11,802)	(0.1)
Loss before exceptional items and income taxes	(1,653,450)	(17.6)	(1,236,787)	(14.8)
Exceptional items	(4,242,526)	(45.2)	-	-
Loss before income taxes	(5,895,976)	(62.8)	(1,236,787)	(14.8)
Income tax expense	(40,987)	(0.4)	(6,515)	(0.1)
Loss for the year	(5,936,963)	(63.2)	(1,243,302)	(14.8)

Revenue (including other income). We generated revenue of INR 9,393.5 million in the year ended March 31, 2017, an increase of 12.1% over our revenue of INR 8,378.9 million for the year ended March 31, 2016.

Service Cost. Our service cost increased marginally to INR 4,190.9 million in the year ended March 31, 2017 from INR 4,171.4 million in the year ended March 31, 2016.

Revenue Less Service Cost (including other income). Our Revenue Less Service Cost increased by 23.6% to INR 5,202.6 million in the year ended March 31, 2017 from INR 4,207.5 million in the year ended March 31, 2016. This growth resulted mainly from an increase of 27.1% in our Air Ticketing revenue along with an increase of 7.4% in our Hotels and Packages Revenue Less Service Costs.

Air Ticketing. Revenue from our Air Ticketing business increased by 27.1% to INR 3,657 million in the year ended March 31, 2017 from INR 2,876.7 million in the year ended March 31, 2016. This growth was driven by an increase in Gross Bookings of 16.8% to INR 57.6 billion in the year ended March 31, 2017 from INR 49.3 billion in the year ended March 31, 2016, along with an increase in our Net Revenue Margin to 6.4% for the year ended March 31, 2017 from 5.8% for the year ended March 31, 2016. We witnessed higher Net Revenue Margins in this segment in the year ended March 31, 2017 compared to the year ended March 31, 2016 due to better volume based deals negotiated with the airlines and relatively flat fixed service fee on comparatively lower air ticket prices.

Hotels and Packages. Revenue from our Hotels and Packages business increased marginally by 1.9% to INR 5,314.7 million in the year ended March 31, 2017 from INR 5,217.9 million in the year ended March 31, 2016. Our Revenue Less Service Cost for this segment increased by 7.4% to INR 1,123.9 million in the year ended March 31, 2017 from INR 1,046.6 million in the year ended March 31, 2016. This was due to an increase in our Gross Bookings by 8.5% to INR 10.4 billion during the year ended March 31, 2017 partially offset by a slight decrease in our Net Revenue Margin to 10.8% for the year ended March 31, 2017 from 10.9% for the year ended March 31, 2016.

Other Revenue. Our other revenue grew by 53.4% to INR 373.4 million in the year ended March 31, 2017 from INR 243.4 million in the year ended March 31, 2016. The growth in this segment was mainly due to an increase in advertisement revenue and facilitation fees.

Other Income. Our other income increased to INR 48.4 million in the year ended March 31, 2017 from INR 40.9 million in the year ended March 31, 2016.

Personnel Expenses. Our personnel expenses increased by 38.9% to INR 2,104.7 million in the year ended March 31, 2017 from INR 1,515.6 million in the year ended March 31, 2016. This increase was on account of increase in employee share-based payment expense to INR 586.9 million in the year ended March 31, 2017 from INR 19.4 million in the year ended March 31, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 1.4% for the year ended March 31, 2017.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 45.6% to INR 2,457.2 million in the year ended March 31, 2017 from INR 1,687.5 million in the year ended March 31, 2016 primarily on account of increases in consumer promotion programs, loyalty incentive programs and brand spends on TV and print media. The ratio of marketing and sales promotion expenses to Revenue Less Service Cost for the year ended March 31, 2017 was higher at 47.2% compared to 40.1% in the year ended March 31, 2016.

Other Operating Expenses. Other operating expenses increased by 12.8% to INR 2,228.5 million in the year ended March 31, 2017 from INR 1,975.6 million in the year ended March 31, 2016 primarily on account of increase in commission expense and payment gateway expense due to an increase in business volume.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 17.9% to INR 275.6 million in the year ended March 31, 2017 from INR 233.7 million in the year ended March 31, 2016 primarily as a result of an increase in amortization expense.

Results from Operations. As a result of the foregoing factors, our results from operating activities was a loss of INR 1,863.4 million in the year ended March 31, 2017. Our loss for the year ended March 31, 2016 was INR 1,204.9 million. Excluding the employee share-based compensation costs, the loss would have been INR 1,276.5 million for year ended March 31, 2017 as compared to INR 1,185.5 million for year ended March 31, 2016.1

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 9.4 million in the year ended March 31, 2017 from INR 11.8 million in the year ended March 31, 2016.

Finance Income. Our finance income increased to INR 369.3 million in the year ended March 31, 2017 from INR 95.1 million in the year ended March 31, 2016 primarily due to the decrease in the market value of publicly traded warrants and increase in interest on bank deposits. Our increase in finance income for the three months ended March 31, 2017 includes INR 230.1 million due to change in the market value of publicly traded warrants and increase in interest on bank deposits by INR 36.6 million.

Finance Costs. Our finance costs increased to INR 149.9 million in the year ended March 31, 2017 as compared to INR 115.1 million in the year ended March 31, 2016 primarily due to the unwinding of discounts on other financial liabilities.

Exceptional Items. Exceptional items relate to the expenses accrued on account of the recent Business Combination with Terrapin 3 Acquisition Corp., NASDAQ listing related legal and professional expenses and contingent dividend, which totaled INR 4,242.5 million for the year ended March 31, 2017. This was a one-time cost for the year ended March 31, 2017.

Income Tax Expense. Our income tax expense during the year ended March 31, 2017 was INR 41.0 million compared to an expense of INR 6.5 million during the year ended March 31, 2016. This was primarily on account of higher taxable income in some of the Company’s subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2017 was INR 5,937 million as compared to a loss of INR 1,243.3 million in the year ended March 31, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; exceptional items for the year ended March 31, 2017, the loss would have been at INR 1,337.6 million for the year March 31, 2017 and INR 1,220.8 million for year ended March 31, 2016.

Basic and Diluted Loss Per Share. Basic and Diluted loss per share was INR 237.89 in the year ended March 31, 2017 as compared to basic and diluted loss per share of INR 58.10 in the year ended March 31, 2016. After adjusting for the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; and for the exceptional items for the year ended March 31, 2017, basic and diluted loss per share would have been INR 53.60 for year ended March 31, 2017 as compared to INR 57.05 for year ended March 31, 2016.

Liquidity. As of March 31, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,560.5 million as compared to INR 1,414.6 million as on March 31, 2016.

Note:

1.	See the section below entitled “Certain Non-IFRS Measures”

Results of Fiscal Year 2016 Compared to Fiscal Year 2015

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated:

	Fiscal Year Ended March 31,
	2016		2015
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue (including other income)	8,378,911	100.00	6,580,987	100.0
Service cost	(4,171,366)	(49.8)	(3,140,865)	(47.7)
Personnel expenses	1,515,581	18.1	1,155,332	17.6
Marketing and sales promotion expenses	1,687,542	20.1	1,471,126	22.4
Other operating expenses	1,975,636	23.6	1,590,188	24.1
Depreciation and amortization	233,703	2.8	208,939	3.2
Results from operations	(1,204,917)	(14.4)	(985,463)	(15.0)
Finance income	95,072	1.1	93,559	1.4
Finance costs	(115,140)	(1.4)	(87,578)	(1.3)
Share of loss of joint venture	(11,802)	(0.1)	(11,005)	(0.2)
Loss before exceptional items and income taxes	(1,236,787)	(14.8)	(990,487)	(15.1)
Exceptional items	-	-	-	-
Loss before income taxes	(1,236,787)	(14.8)	(990,487)	(15.1)
Income tax (expense) / credits	(6,515)	(0.1)	42,720	0.6
Loss for the year	(1,243,302)	(14.8)	(947,767)	(14.4)

Revenue (including other income).   We generated revenue of INR 8,378.9 million in year ended March 31, 2016, an increase of 27.3% over our revenue of INR 6,581 million in the year ended March 31, 2015.

Service Cost.   Our service cost increased to INR 4,171.4 million in year ended March 31, 2016 from INR 3,140.9 million in year ended March 31, 2015, primarily as a result of an increase in the transaction volume in our Hotels and Packages business in year ended March 31, 2016.

Revenue Less Service Cost (including other income).   Our Revenue Less Service Cost increased by 22.3% to INR 4,207.5 million in year ended March 31, 2016 from INR 3,440.1 million in year ended March 31, 2015. This growth resulted from an increase of 23.4% in our Air Ticketing revenue and an increase of 20.8% in our Hotels and Packages Revenue Less Service Costs.

Air Ticketing.   Revenue from our Air Ticketing business increased by 23.4% to INR 2,876.7 million in year ended March 31, 2016 from INR 2,331 million in year ended March 31, 2015. This growth was driven by an increase in Gross Bookings of 21.8% to INR 49.3 billion in year ended March 31, 2016 from INR 40.4 billion in year ended March 31, 2015. Our net revenue margin for year ended March 31, 2016 was 5.8%, which was the same for year ended March 31, 2015. The expansion of the travel market in India along with the increase in domestic travel sector were the major growth drivers of our Air Ticketing transactions and Gross Bookings in year ended March 31, 2016.

Hotels and Packages.   Revenue from our Hotels and Packages business increased by 30.2% to INR 5,217.9 million in year ended March 31, 2016 from INR 4,007.1 million in year ended March 31, 2015. Our Revenue Less Service Costs increased by 20.8% to INR 1,046.6 million in year ended March 31, 2016 from INR 866.3 million in year ended March 31, 2015. This growth was due to an increase in Gross Bookings by 30.5%, partially offset by a decrease in net revenue margin from 11.8% in year ended March 31, 2015 to 10.9% in year ended March 31, 2016. The decrease in net revenue margin in year ended March 31, 2016 was due to competitive pricing and change in business mix in this segment which pushed down the margins.

Other Revenue.   Our other revenue grew by 28.4% to INR 243.4 million in year ended March 31, 2016 from INR 189.5 million in year ended March 31, 2015. The growth in this segment was mainly due to increases in advertisement revenue and revenue from rail and car hire services.

Other Income.   Our other income decreased to INR 40.9 million in year ended March 31, 2016 from INR 53.3 million in year ended March 31, 2015, primarily on account of lower write backs.

Personnel Expenses.   Our personnel expenses increased by 31.2% to INR 1,515.6 million in year ended March 31, 2016 from INR 1,155.3 million in year ended March 31, 2015. While the head count reduced in year ended March 31, 2016 on account of automation in the call centers, an increasing shift to “only online” sales for international flights and hotels and automation of certain aspects of the hotel sourcing and loading functions, this was offset by an increase in employee costs primarily in the product and technology segment and an increase in resources to ramp up the hotel supply content. Our employee stock-based compensation expense decreased by INR 12.4 million.

Marketing and Sales Promotion Expenses.   Marketing and sales promotion expenses increased by 14.7% to INR 1,687.5 million in year ended March 31, 2016 from INR 1,471.1 million in year ended March 31, 2015, mainly on account of the increase in our online consumer promotions and loyalty incentive program. However, the increase in this expense category was significantly lower than that of other large competitors who had adopted extremely aggressive consumer discounts and promotions.

Other Operating Expenses.   Other operating expenses increased by 24.2% to INR 1,975.6 million in year ended March 31, 2016 from INR 1,590.2 million in year ended March 31, 2015, primarily as a result of an increase in payment gateway charges of INR 131.9 million due to the growth in our Gross Bookings, legal and professional expenses of INR 121.2 million and commission expense of INR 87.7 million on account of growth in our Gross Bookings.

Depreciation and Amortization.   Our depreciation and amortization expenses increased by 11.9% to INR 233.7 million in year ended March 31, 2016 from INR 208.9 million in year ended March 31, 2015, primarily as a result of increases in depreciation and amortization of our tangible and intangible assets respectively.

Results from Operating Activities.   As a result of the foregoing factors, our results from operating activities was a loss of INR 1,204.9 million in year ended March 31, 2016, compared to a loss of INR 985.5 million in year ended March 31, 2015.

Share of Loss of Joint Venture.   This loss pertains to a joint venture investment where we have a 50% stake. The joint venture operates in the adventure travel activities. Our loss from this joint venture increased by 7.2% in year ended March 31, 2016 to INR 11.8 million from INR 11 million in year ended March 31, 2015.

Finance Income.   Our finance income increased marginally by 1.6% to INR 95.1 million in year ended March 31, 2016 from INR 93.6 million in year ended March 31, 2015, primarily as a result of higher interest income and foreign exchange gains.

Finance Costs.   Our finance costs increased to INR 115.1 million in year ended March 31, 2016, compared to INR 87.6 million in year ended March 31, 2015. This was primarily on account of interest on new term loans taken during the year.

Income Tax Expense. Our income tax expense during the year ended March 31, 2016 was INR 6.5 million compared to an income of INR 42.7 million during the year ended March 31, 2015. This was primarily on account of higher taxable income in some of the Company’s subsidiaries.

Loss for the period.   As a result of the foregoing factors, our loss in year ended March 31, 2016 was INR 1,243.3 million, compared to a loss of INR 947.8 million in year ended March 31, 2015.

Basic and Diluted Loss Per Share.  Basic and diluted loss per share was INR 58.10 in year ended March 31, 2016, compared to basic and diluted loss per share of INR 47.98 in year ended March 31, 2015.

Liquidity and Capital Resources

Our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for funding operational losses, acquisitions, working capital as well as capital expenditures.

As of March 31, 2017, our primary sources of liquidity were INR 1,532.6 million of cash and cash equivalents and INR 3,027.9 million in term deposits (INR 1,025.5 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities). The increase was primarily on account of cash received of approximately $92.5 million in connection with the Business Combination that was consummated in the current year.

As of March 31, 2016, our primary sources of liquidity were INR 389.7 million of cash and cash equivalents and INR 1,024.9 million in term deposits (INR 1,017.2 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sale invoice discounting and credit card facilities).

Our trade and other receivables primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers, (2) receivables from our B2B2C travel agents, corporate and someretail customers to whom we typically extend credit periods and (3) interest accrued but not due on our term deposits. Our trade and other receivables increased by INR 607.5 million from INR 1,362.8 million as of March 31, 2016 to INR 1,970.4 million as of March 31, 2017, in line with the growth of our business.

Our other current assets primarily consist of current portion of prepayments made to and deposits placed with our suppliers. Our other current assets increased from INR 566.3 million as of March 31, 2016 to INR 744.5 million as of March 31, 2017, primarily due to increases in advances made to our airline and hotel suppliers in line with the growth of our business.

On July 24, 2015, we took a term loan of $5 million, or approximately INR 326.6 million, from Macquarie Corporate Holdings PTY Limited, an affiliate of MIHI LLC. The loan carries interest in two parts, cash interest rate at 5% per annum and payment in kind, or PIK, interest rate at 3.5% per annum. PIK interest rate is payable in kind through accretion to the aggregate outstanding principal amount of the loan; provided that, if the maturity date is extended beyond the first anniversary of the borrowing date, the PIK interest rate for each interest period starting after the first anniversary of the borrowing date shall increase to 5.0% per annum. The amount outstanding against this loan as of March 31, 2016 was INR 339.7 million. The loan is secured by the pledge of the entire shareholding in our main operating entity, Yatra India, which is held by intermediate subsidiaries. The loan was taken by the company for twelve months; provided that, if no default has been occurred and continuing, the maturity date shall automatically be extended to the date falling twenty-four months after the borrowing date. We may not make any voluntary prepayments in respect of the loan prior to the first anniversary of the borrowing date. We repaid the outstanding principal amount of the loan in full on December 29, 2016 and the balance interest payment on January 3, 2017 and also got the security against pledge of shares mentioned above released.

Yatra India took a term loan from Innoven Capital India Private Limited (formerly SVB India Finance Private Limited) of an aggregate amount of INR 250 million, consisting of INR 150 million in November 2013 and INR 100 million in March 2014, carrying an interest of 14.40% per annum. The loan is repayable in 31 and 30 monthly installments. The amount outstanding against this loan as of March 31, 2016 was INR 86.9 million. The loan is secured by hypothecation of all existing and future, current and fixed assets, including any intellectual property and intellectual property rights of the company. On January 20, 2017, we prepaid the entire outstanding amount of the loan amounting to INR 10.3 million, which included prepayment charges of INR 0.2 million and also got the security against all current and fixed assets as mentioned above released.

As of March 31, 2017, Yatra India had the following facility available in India from HDFC Bank: an overdraft facility for up to INR 500 million (March 31, 2016: INR 500 million), with interest payable at an average rate of 8.8% (March 31, 2016: 8.7%) (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of Yatra India. No amount was outstanding under this facility as on March 31, 2017 and March 31, 2016.

We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2017, the outstanding balance of finance lease liability was INR 12.9 million as compared to INR 18.4 million as at March 31, 2016. Further, we have taken certain vehicles on loan which is secured against hypothecation of such vehicles and fixed deposit. As of March 31, 2017, the outstanding balance of such borrowing is INR 32 million as compared to INR 24.5 million as at March 31, 2016.

From time to time, we are also required by certain international and Indian airlines, Hotels and Packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees or letters of credit to secure our obligations to them. As of March 31, 2017, Yatra India had sanctioned bank guarantee limits of (i) INR 900 million from HDFC Bank against fixed deposits, all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC Bank against fixed deposits. In addition, Yatra USA has placed certificates of deposit totaling approximately INR 19.42 million (US $0.3 million), to provide guarantees to various international airlines.

As of March 31, 2016, Yatra India had sanctioned bank guarantee limits of (i) INR 800 million from HDFC Bank against fixed deposits, all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC Bank against fixed deposits. In addition, Yatra USA has placed certificates of deposit totaling approximately INR 19.9 million (US $0.3 million), to provide guarantees to various international airlines.

Apart from the foregoing borrowings, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements, funding of operational losses and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2017	2016	2015
	INR ('000s)	INR ('000s)	INR ('000s)
Net cash from/(used in) operating activities	(1,589,820)	(459,903)	(382,982)
Net cash from/(used in) investing activities	(2,380,528)	(475,549)	320,181
Net cash from financing activities	5,135,612	1,144,021	45,326
Net increase/(decrease) in cash and cash equivalents	1,165,264	208,569	(17,475)
Effect of exchange rate changes on cash and cash equivalents	(22,299)	(39,929)	21,658
Cash and cash equivalents at the beginning of the year	389,664	221,024	216,841
Closing cash and cash equivalents at the end of the year	1,532,629	389,664	221,024

Net cash used in operating activities

Our net cash used in operating activities was INR 1,589.8 million in the year ended March 31, 2017, as compared to net cash used in operating activities of INR 459.9 million in the year ended March 31, 2016, an increase in cash usage of INR 1,129.9 million in the year ended March 31, 2017. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 1,146.8 million in the year ended March 31, 2017. Further, in the year ended March 31, 2017, there was an increase in our working capital of INR 384.6 million, as compared to a decrease in working capital of INR 515.4 million in the year ended March 31, 2016. The increase in working capital in fiscal year 2017 was primarily due to a INR 890 million increase in trade and other receivable. The increase in trade and other receivable was partially offset by increase in trade and other payable of INR 508.3 million. The working capital decrease in fiscal year 2016 was primarily due to a INR 731.4 million increase in trade and other payables, of which INR 703.9 million was on account of an advance received, after adjusting the utilization of previous advance received from another GDS vendor, from our GDS provider in connection with a new contract. The increase in trade payables was partially offset by an increase in trade and other receivable of INR 213.4 million due to an increase in the volume of our business.

Our net cash used in operating activities was INR 459.9 million in fiscal year 2016, as compared to net cash used in operating activities of INR 383 million in fiscal year 2015, an increase in cash usage of INR 76.9 million in fiscal year 2016. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 898.7 million in fiscal year 2016. Further, in fiscal year 2016, there was a decrease in our working capital of INR 515.4 million, as compared to a decrease in working capital of INR 330.6 million in fiscal year 2015. The working capital decrease in fiscal year 2016 was primarily due to a INR 731.4 million increase in trade and other payables, of which INR 703.9 million was on account of an advance received, after adjusting the utilization of previous advance received from another GDS vendor, from our GDS provider in connection with a new contract. The increase in trade payables was partially offset by an increase in trade and other receivable of INR 213.4 million due to an increase in the volume of our business.

Net cash from/(used in) investing activities.

During the year ended March 31, 2017, cash used in investing activities was INR 2,380.5 million, as compared to cash used in investing activities of INR 475.5 million in the year ended March 31, 2016. During the year ended March 31, 2017, we invested an incremental INR 1,918.6 million in term deposits with banks, INR 65.1 million in property plant and equipment, and INR 408.6 million in software and technology-related development projects. We also received interest on our term deposits of INR 11.8 million in the year ended March 31, 2017, as compared to INR 7.2 million in the year ended March 31, 2016.

In fiscal year 2016, cash used in investing activities was INR 475.5 million, as compared to cash generated from investing activities of INR 320.2 million in fiscal year 2015. In fiscal year 2016, we invested an incremental INR 167.9 million in term deposits with banks, INR 68.7 million in property plant and equipment, and INR 239.1 million in software and technology-related development projects. We also received interest on our term deposits of INR 7.2 million in fiscal year 2016, as compared to INR 12.3 million in fiscal year 2015.

In fiscal year 2015, we redeemed term deposits with banks amounting to INR 1,608.7 million for funding operating loss and working capital purposes and invested INR 52.6 million in property plant and equipment and INR 172.9 million in software and technology-related development projects.

Net cash from financing activities.

During the year ended March 31, 2017, cash from financing activities was INR 5,135.6 million, primarily as a result of the proceeds from the issuance of shares in connection with the Business Combination of INR 3,970.2 million, issuance of equity shares of INR 1,675.7 million and repayment of borrowings of INR 451.7 million. Further, we made payments of INR 47.4 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

In fiscal year 2016, cash generated from financing activities was INR 1,144.0 million, primarily as a result of proceeds from the issuance of convertible preferred shares of INR 846.3 million, acquisition by non-controlling interest of INR 130.2 million and new borrowings, net of amounts repaid during the year of INR 217.4 million. Further, we made payments of INR 49.9 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

In fiscal year 2015, cash generated from financing activities was INR 45.3 million, primarily as a result of acquisition by non-controlling interest of INR 149.1 million and new borrowings, net of amounts repaid during the year of INR 61.9 million. Further, we made payments of INR 41.8 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares. We made capital expenditures of INR 862.6 million and INR 466 million in fiscal years 2017 and 2016, respectively. As of March 31, 2017, we had committed capital expenditures of INR 37.1 million. In addition, we expect to spend an additional approximately INR 400 million to INR 500 million on capital expenditures during fiscal year 2018. Our capital expenditures have in-principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2017, Yatra India had obtained INR 844.6 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.4 million (US$0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 23.6 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

As of March 31, 2016, Yatra India had obtained INR 785.8 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.9 million (US$0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 24.2 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

Yatra Online Private Limited (Yatra India) issued warrants to Bennett Coleman & Co. Ltd. (BCCL) which are convertible into the equity shares in Yatra India upon occurrence of certain events viz. (a) an IPO of the Parent or its subsidiaries (Yatra online private Limited / Yatra Online (Cyprus) Limited ) or (b) Prior to a proposed event resulting in a Change of Control of the Company or Ultimate Parent, at any time, within a period, of 4 (Four) years from June 21, 2011, which was further extended until September 30, 2017. BCCL has a right to exercise put option in respect of such equity shares against THCL Travel Holding Limited (“THCL” formerly known Yatra Online (Cyprus) Limited). On conversion to equity, BCCL has put option that requires Yatra Cyprus to purchase all the shares held by BCCL at a price per share calculated as per the terms of the agreement. In the event, BCCL does not exercise its put option within the period stipulated therein, THCL shall have the right to require BCCL to sell all the above-stated equity shares held in Yatra to THCL at a price per share calculated as per WSA.

On March 31, 2017, BCCL has agreed to waive its right to exercise the Warrants under Warrant Subscription Agreement and Yatra India would settle BCCL outstanding with the payment of an aggregate sum of INR 390 million under the terms of Advertisement Agreement with no further liability on Yatra.

Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

Our contractual obligations as of March 31, 2017 are summarized below:

	Fiscal Year Ended March 31, 2017
	Total	Less than 1 Year	1-3 Year	3-5 Year	More than 5 Year
Contractual Obligations(Amount in INR thousands)
Capital expenditure	37,124	37,124	—	—	—
Operating expenditures	92,890	92,890	—	—	—
Vehicle loan	37,807	11,913	17,308	8,586	—
Finance Lease	15,025	5,425	7,190	2,410	—
Operating Lease	221,887	109,320	92,546	11,537	8,484
Total	404,733	256,672	117,544	22,533	8,484

*	Contractual commitments for capital expenditure relate to acquisition of computer software and websites, office equipment and furniture and fixtures.

**	Contractual commitments for operating expenditure relate to advertisement services.

Quantitative and Qualitative Disclosures about Market Risk

The company’s activities are exposed to variety of financial risk: credit risk, foreign currency risk and liquidity risk. The company’s senior management oversees the management of these risks. The company’s senior management ensures that the company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the company’s policies and risk objectives. The company reviews and agrees on policies for managing each of these risks which are summarized below:

Credit Risk.  Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The company is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each business unit subject to the company’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Liquidity Risk.  Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, we aim to maintain flexibility in funding by maintaining sufficient amounts in certificates of deposits with banks and keeping committed credit lines available.

The group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of Financial assets & Financial liabilities.

Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign Currency Risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for sensitivity analysis relating to our exposure to foreign currency risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.

The effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Retrospective application is required, but comparative information is not compulsory. The Group is required to adopt the standard by the financial year commencing April 1, 2018. The Group is currently evaluating the requirements of IFRS 9, on its consolidated financial statements and related disclosures.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018

IFRS 16 Leases

In January 2016, IASB issued standard, IFRS 16 Leases. IFRS 16 supersedes IAS 17 Leases; IFRIC 4 Determining whether an Arrangement contains a Lease; SIC-15 Operating Leases—Incentives; and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The previous accounting model for leases required lessees and lessors to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The effective date of IFRS 16 is annual periods beginning on or after January 1, 2019. Earlier adoption of the Standard is permitted if IFRS 15 Revenue from Contracts with Customers is adopted at or before the date of initial application of IFRS 16. The Group is required to adopt the standard by the financial year commencing April 1, 2019. The Group is currently evaluating the requirements of IFRS 16 on its consolidated financial statements and related disclosures.

IAS 7 Statement of Cash Flow

In January 2016, IASB issued the amendment to IAS 7 Statement of Cash Flows. The amendment is intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. The amendment require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses).

The effective date of IAS 7 is annual periods beginning on or after 1 January 2017 with early adoption permitted. The Group is required to adopt the standard by the financial year commencing April 1, 2017. The Group is currently evaluating the requirements of IAS 7, and the effect on its consolidated financial statements.

IAS 12 Income Taxes

In January 2016, IASB issued the amendment to IAS 12 Income Taxes. The amendment is intended to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. An entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

The effective date of IAS 12 is annual periods beginning on or after 1 January 2017. Entities are required to apply the amendment retrospectively. However, on initial application of the amendment, the change in the opening equity of the earliest comparative period may be recognised in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Early application of amendment is permitted. The Group is required to adopt the standard by the financial year commencing April 1, 2017. The Group is currently evaluating the requirements of IAS 12, and the effect on its consolidated financial statements.

IFRS 2 Share Based Payment

In June 2016, IASB issued the amendments to IFRS 2 Share Based Payment, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest.

Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification.

Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, IASB issued IFRS interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, IASB issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Revenue Less Service Cost, which is a non-IFRS measure:

	Air Ticketing
Amount in INR thousands except	Fiscal Year Ended March 31,
%	2017	2016	2015

Revenue	3,656,976	2,876,688	2,331,028
Service cost	-	-	-
Revenue Less Service Cost	3,656,976	2,876,688	2,331,028
% of revenue	100.0%	100.0%	100.0%

	Hotels and Packages
Amount in INR thousands except	Fiscal Year Ended March 31,
%	2017	2016	2015

Revenue	5,314,749	5,217,934	4,007,138
Service cost	(4,190,896)	(4,171,366)	(3,140,865)
Revenue Less Service Cost	1,123,853	1,046,568	866,273
% of revenue	21.1%	20.1%	21.6%

	Others(Including Other Income)
Amount in INR thousands except	Fiscal Year Ended March 31,
%	2017	2016	2015

Revenue	421,780	284,289	242,821
Service cost	-	-	-
Revenue Less Service Cost	421,780	284,289	242,821
% of revenue	100.0%	100.0%	100.0%

	Total
Amount in INR thousands except	Fiscal Year Ended March 31,
%	2017	2016	2015

Revenue	9,393,505	8,378,911	6,580,987
Service cost	(4,190,896)	(4,171,366)	(3,140,865)
Revenue Less Service Cost	5,202,609	4,207,545	3,440,122
% of revenue	55.4%	50.2%	52.3%

In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization, exceptional items and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

Our non-GAAP financial measures reflect adjustments based on the following:

•   Employee share-based compensation cost: The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•   Exceptional items: Exceptional items reflect the listing expenses incurred, are non-recurring expenses incurred on consummation of business combination agreement.

•   Change in fair value of warrants: Consequent to consummation of the Business Combination, the Company issued 34.67 million warrants having right to subscribe to 17.33 million ordinary shares of Yatra Online, Inc. The accounting guidance requires that we record any change in the fair value of warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-GAAP financial measures.

We evaluate the performance of our business after excluding the impact of above measures and thus believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-GAAP financial measures exclude share-based compensation cost, non-recurring exceptional items and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations and Adjusted Loss for the Period.

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted EBITDA (loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (Amount in thousands)	Fiscal Year ended March 31,
	2017	2016	2015

Results from operations as per IFRS*(before exceptional items)	(1,863,415)	(1,204,917)	(985,463)
Depreciation and amortization	275,587	233,703	208,939
EBITDA	(1,587,828)	(971,214)	(776,524)
Employee share-based compensation costs	586,932	19,370	31,741
Adjusted EBITDA (Loss)	(1,000,896)	(951,844)	(744,783)

*	Does not include “Exceptional Item” and “Share of loss of joint venture”

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (Amount in thousands)	Fiscal Year ended March 31,
	2017	2016	2015

Results from operations (as per IFRS)	(1,863,415)	(1,204,917)	(985,463)
Employee share-based compensation costs	586,932	19,370	31,741
Adjusted Results from Operations	(1,276,483)	(1,185,547)	(953,722)

The following table reconciles loss for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (Amount in thousands)	Fiscal Year ended March 31,
	2017	2016	2015

Loss for the period (as per IFRS)	(5,936,963)	(1,243,302)	(947,767)
Employee share-based compensation costs	586,932	19,370	31,741
Exceptional items	4,242,526	-	-
Net change in fair value of warrants	(230,111)	3,167	(85)
Adjusted Loss for the Period	(1,337,616)	(1,220,765)	(916,111)

The following table reconciles basic and diluted loss per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic and Diluted Loss (Per Share)	Fiscal Year ended March 31,
	2017	2016	2015

Basic and diluted loss per share (as per IFRS)	(237.89)	(58.10)	(47.98)
Employee share-based compensation costs	23.52	0.91	1.61
Exceptional items	170.00	-	-
Net change in fair value of warrants	(9.22)	0.15	(0.01)
Adjusted Basic and Diluted Loss Per Share	(53.59)	(57.04)	(46.38)

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information of our executive officers and directors, and their ages as of the date of this Annual Report. Unless otherwise stated, the address for our directors and officers is 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

Name	Age	Position
Dhruv Shringi	44	Chief Executive Officer and Class III Director
Alok Vaish	48	Chief Financial Officer
Manish Amin	51	Chief Information Officer
Sharat Dhall	48	Chief Operating Officer, B2C
Himanshu Verma	42	Chief Technology Officer
Akash Poddar	50	Chief Operating Officer, B2B
Satvinder Sodhi	41	Chief Operating Officer, Corporate Travel, and Head of Industry Relations
Promod Haque	69	Non-Executive Class I Director
Amit Bapna(1)	42	Non-Executive Class I Director
Sanjay Arora(1)(2)(3)	49	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1)(2)(3)	56	Non-Executive Class II Director
Sudhir Kumar Sethi(2)(3)	59	Chairman of the Board and Non-Executive Class III Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of nominating and corporate governance committee.

Executive Officers

Dhruv Shringi.  Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our board of directors since December 2005. Prior to joining our company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group in London from October 2003 to June 2005. From February 2002 to September 2003 Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. We believe Mr. Shringi is qualified to serve on our board of directors because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer.

Alok Vaish.  Mr. Vaish has served as our Chief Financial Officer since December 2007. Prior to joining our company, Mr. Vaish was the Chief Financial Officer of HSIL Limited from April 2005 to November 2007. Prior to that, he worked as Vice President in Ambit Corporate Finance Pte. from September 2004 to March 2005. From July 1997 to September 2004 he worked in the Mergers and Acquisitions Department of the Investment Banking Group of Deutsche Bank, New York. Mr. Vaish holds a Master of Business Administration degree from The Darden School of Business, University of Virginia and also holds B.Com (Hons.) from Delhi University. He is also a national merit rank holder Chartered Accountant.

Manish Amin.  Mr. Amin is our co-founder and has served as our Chief Technology Officer/Chief Information Officer since January 2006. Prior to joining our company, Mr. Amin worked at Ebookers from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a BTEC Higher National Diploma from South Thames College, London.

Sharat Dhall.  Mr. Dhall has served as our President (B2C) since May 2011. Prior to joining our company, Mr. Dhall was the Managing Director of TripAdvisor India from May 2008 to April 2011, and the Managing Director of Expedia India from May 2007 to April 2008. Prior to that, he worked in sales and marketing at Hindustan Unilever from 1996 to 2005 and as Director, ecommerce, at Indiatimes.com from October 2005 to April 2007. Mr. Dhall holds a Master of Management Studies degree from B.I.T.S. Pilani and a Master of Business Administration degree from X.L.R.I. Jamshedpur.

Himanshu Verma.  Mr. Verma has served as our Chief Technology Officer since April 2015. Prior to joining our company, Mr. Verma worked at Flipkart as Director of Engineering from April 2012 to March 2015 and at Yahoo! Inc. as Director of Engineering from November 2006 to April 2012. He holds a B.Tech. degree in computer science from Institute of Engineering & Technology, Lucknow, India.

Akash Poddar.  Mr. Poddar has served as our Chief Operating Officer — B2B business since September 2010. Prior to joining our company, Mr. Poddar served as COO at Travel Boutique Online from December 2007 to August 2010. Prior to that, he worked at Indorama Synthetic limited as General Manager, Sales from January 1999 to August 2005. He holds a Bachelor of Arts in Economics from St. Stephen’s College, Delhi University and a Master of Business Administration degree from the American Graduate School of International Management, Thunderbird, Glendale, Arizona.

Satvinder Sodhi.  Mr. Sodhi has served as our Chief Operating Officer since November 1, 2010. Prior to joining our company, Mr. Sodhi served as Sr. Vice President — SBU North and South and Head Sales at Kuoni India from September 2002 to August 2010, as Account Manager for GE India at Carlson Wagonlit Travel from December 1992 to August 2002 and as Team leader Operations at PL Worldways from April 1996 to November 1996. He holds a B.Com degree from Delhi University. He also has a Diploma in Hotel and Tourism Management from Skyline College Sharjah (UAE).

Non-Executive Directors

Promod Haque.  Mr. Haque has served as a non-executive member of our board of directors since July 2006. He has been a senior managing partner of Norwest Venture Partners, a venture capital firm, since January 2013 and had previously served as a managing partner since 1990. He currently serves on the board of directors of Apigee Corporation and as a director of several privately held companies, including Appnomic Systems Pvt. Ltd., Brite Semiconductor Corp, CareCloud Corporation, Cognitive Scale, Inc., Dtex Systems, Inc., Health Catalyst, LLC, Palerra, Inc., PCH International, Simpplr Inc. and Sulekha.com, and previously served on the board of directors of Cyan, Inc. and FireEye, Inc. He holds a B.S.E.E. degree from the University of Delhi and a Ph.D.E.E. degree and a Master of Business Administration degree from Northwestern University. Mr. Haque is well qualified to serve as a director due to his extensive experience in venture capital and his roles serving on the board of directors of other companies.

Amit Bapna.  Mr. Bapna has served as a non-executive member of our board of directors since November 2013. He currently serves as the chief financial officer at Reliance Capital Limited, where he has worked since 2004. Prior to that he served as chief financial officer of Reliance Capital Asset Management Ltd and Reliance Consumer Finance and prior to that he worked in the corporate treasury of Reliance Industries Ltd. Mr. Bapna holds a BCOM degree from Nagpur University and is a Chartered Accountant by qualification. Mr. Bapna is well qualified to serve as a director due to his over 11 years of experience in varied business environments.

Murlidhara Lakshmikantha Kadaba.  Mr. Kadaba has served as a non-executive member of our board of directors since December 2016. Mr. Kadaba is the Chairman and Managing Director of Moonbeam Capital, a proprietary venture capital firm focused on luxury, real estate and e-commerce ventures. Mr. Kadaba has over 25 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and Chief Executive Officer of Financial Services at Reliance Payments Solutions Limited. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the country manager for India and area countries. He was responsible for launching Amex’s Consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of Amcham and Financial Planning Standards Board. He is a member of the Advisory Board of Indian Institute of Learning Management (IILM), is an active member of YPO and a charter member of TIE. Amongst others, Mr. Kadaba is currently serving as a Board Member of Big Tree (bookmyshow.com), yatra.com and HomeShop18. Mr. Kadaba is an alumnus of Xavier School of Management, Jamshedpur and is a graduate in Mechanical Engineering from Sri Jayachamarajendra, Mysore. Mr. Kadaba is well qualified to serve as a director given the breadth and depth of his experience as well as his capital markets expertise.

Sanjay Arora.  Mr. Arora has served as a non-executive member of our board of directors since December 2016. Mr. Arora is a managing director at Terrapin Partners, LLC and was Terrapin 3’s Chief Executive Officer from its inception until December 2016. Mr. Arora joined Terrapin Partners in 2007 to focus on Terrapin Partners’ private equity, debt investing and special purpose acquisition company activities. From 2012 to present, Mr. Arora has been the Portfolio Manager of TICO Management Company, LP (d/b/a Terrapin Lending Company), a direct lending fund. Prior to Terrapin Partners, Mr. Arora was a Managing Director at Deutsche Bank AG in Hong Kong, where he ran the equity-linked origination team for Asia-Pacific from 2003 to 2005. Prior to this, from 1989 to 2003, Mr. Arora held a variety of positions in leveraged finance, derivatives, and equity capital markets at Bankers Trust and Deutsche Bank. Mr. Arora received a Master of Business Administration degree in finance from the University of Chicago and a BSc in economics from The London School of Economics. Mr. Arora is well qualified to serve as director due to his experience in capital markets, and portfolio management.

Sudhir Kumar Sethi.  Mr. Sethi has served as a non-executive member of our board of directors since March 2014. He is founder and chairman of IDG Ventures India Advisors, in which role he has advised on investments in numerous companies the across digital consumer, enterprise software and healthcare sectors since 1998. In addition to leading IDG Ventures India Advisors, Mr. Sethi serves on the Asia Advisory Board of EMPEA (Emerging Markets Private Equity Association) and as Advisor on the Technology Innovation and Productivity Council of the GMR Group. He also served on the Executive Committee of Indian Venture Capital Association (IVCA), Investment Committee of UTI Ventures, on the Board of Ascent Capital, Advisory Board of Westbridge Capital and on the Board of Advisors at N.S. Raghavan Centre for Entrepreneurship, IIM Bangalore. He currently serves on the board of directors of several companies, including Perfint Healthcare, Newgen Software and FirstCry and previously served on the board of directors of Myntra, which was acquired by Flipkart, and Manthan Systems. Mr. Sethi a B.Tech degree in engineering from IETE, Delhi and a Master of Business Administration degree from Faculty of Management Studies University, Delhi. Mr. Sethi is well qualified to serve as a director due to his extensive investment experience and his roles serving on the board of directors of other company.

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our board of directors and our committees. In fiscal years 2015 and 2016, we paid no cash compensation to our non-executive directors. Starting in January 2017, we pay a $15,000 annual base director’s fee to each of our non-executive directors who are on the Board of the Company. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee will receive an additional cash retainer of $10,000 per year for a membership in each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

Executive Director and Other Senior Management Compensation

The aggregate compensation, including benefits in kind, paid to our executive director and senior management for the year ended 2017, including benefits in kind but excluding any equity compensation, was INR 133.7 million. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see “— Share Options” below.

Share Options and Restricted Stock Awards

The equity incentive plans described in this section are the Yatra Online, Inc. 2006 India Share Plan and 2006 Share Plan (the “2006 Plan”), and the 2016 Stock Option and Incentive Plan (the “2016 Plan”). As part of the Business Combination, we have granted 2 million restricted stock awards (RSAs) to certain employees of the Company, out of which 74,458 RSAs vested on December 16, 2016 (these RSAs are subject to a repurchase right on proportional basis over a period of 2 years from the date of the award at a nominal amount). Subsequent to March 31, 2017, the Company has modified the vesting condition and the remaining 1,925,542 RSAs would vest in installments with one-fourth of the shares of RSAs vesting on June 30, 2017 and one-eighth of RSAs vesting in five equal quarterly anniversaries following June 30, 2017 with the last one-eighth vesting on December 15, 2018.

2006 Plan

Our board of directors adopted the 2006 Plan to attract and retain appropriate personnel in our employment, to incentive our employees and consultants and to promote the success of our business.

The 2006 Plan is administered by the compensation committee of our board of directors. Among other things, our compensation committee determines the terms and conditions of each option grant, including, but not limited to, the number of options, exercise price, vesting period, exercise period, the fair market value of ordinary shares, forfeiture provisions, adjustments to be made to the number of options and exercise price in the event of a change in capital structure or other corporate action, and satisfaction of any performance conditions.

We may grant awards to any of our employees, consultants or directors. The plan administrator determines the individuals eligible to participate in the 2006 Plan in accordance with criteria laid down by our board of directors from time to time. Under the 2006 Plan, we have granted 1,114,641 options to purchase our ordinary shares.

Upon the occurrence of a change of control of our company, the 2006 Plan provides that each outstanding option or share purchase right will be assumed, or an equivalent option or right will be substituted by the successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or share purchase right will terminate upon the consummation of the change of control transaction.

Our board of directors may at any time amend, alter, suspend or discontinue the 2006 Plan, but no amendment, alteration, suspension or discontinuation, other than certain adjustments upon changes in our capitalization or in connection with a change of control of our company, may be made that would materially and adversely affect the rights of any optionee or holder of share purchase rights under any outstanding grant, without the recipient’s consent.

2016 Plan

On December 13, 2016, our board of directors approved the 2016 Plan and on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. We have reserved for issuance 5,567,304 authorized but unissued ordinary shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

Cash Incentive Bonus Plan

On December 13, 2016, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by the compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, which we refer to as corporate performance goals, as well as individual performance objectives.

The compensation committee may select corporate performance goals from among the following: total shareholder return; gross booking value; Revenue Less Service Cost; EBITDA; share compensation expense; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our ordinary shares; economic value added; funds from operations or similar measure; sales, revenue or market share; acquisitions or strategic transactions; operating income (loss); cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets, equity or investment; return on sales, gross or net profit levels; productivity; expense margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share; and the number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

As of March 31, 2017, no cash incentive bonus has been granted.

Outstanding Options

During the fiscal year ending March 31, 2017, company had granted Nil (March 31, 2016 - Nil & March 31, 2015 – 339,911) shares to our directors and executive officers. As of March 31, 2017, 652,398 outstanding options were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options	Exercise Price	Grant Date	Expiry Date
23,967	1.95	1-Feb-08	29-Jan-18
181,593	3.91	21-Apr-10	18-Apr-20
43,324	5.42	12-Jun-12	10-Jun-22
63,603	5.42	20-Mar-11	17-Mar-21
339,911	4.34	1-Aug-14	29-Jul-24

Outstanding RSA's

During the fiscal year ending March 31, 2017, 1,854,917 RSA's were issued under our share incentive plan to our directors and executive officers, of which 231,863 fully vested till March 31, 2017. The outstanding RSA's to our directors and executive officers as of March 31, 2017 are as set forth in the following table:

Shares Underlying Outstanding RSA's	Total RSA's Granted in Fiscal Year 2017	Exercise Price
1,623,054	1,854,917	-

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2015, 2016 and 2017, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all of our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 62 million, INR 81.8 million and INR 92.5 million, respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 53.7 million, INR 71.3 million and INR 77.8 million in fiscal years 2015, 2016 and 2017, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 1 million. We have paid gratuity to our employees in the aggregate amount of INR 8.3 million, INR 10.5 million and INR 14.7 million in fiscal years 2015, 2016 and 2017, respectively.

Employment Agreements with Executive Officers

We have entered into employment agreements with certain of our key employees.

Mr. Shringi entered into an employment agreement with us on January 1, 2006. The agreement contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Shringi are each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay Mr. Shringi a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that Mr. Shringi is terminated by us for any one of the reasons enumerated in the agreement.

Messrs. Vaish, Amin, Dhall, Verma, Poddar and Sodhi have also entered into employment agreements with us, which agreements contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and each of these executives are obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay the executive a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that such executive is terminated by us for any one of the reasons enumerated in the agreement.

C. Board Practices

Board of Directors

Our board of directors is comprised of six directors, at least a majority of whom qualify as “independent” directors under the listing standards for independence of NASDAQ and Rule 10A-3 under the Exchange Act. Our board of directors has determined that the following directors are independent: Promod Haque, Amit Bapna, Sanjay Arora, Murlidhara Lakshmikantha Kadaba and Sudhir Kumar Sethi. Upon consummation of the Business Combination, Mr. Arora was designated to serve as a member of our board of directors by the Terrapin Sponsors.

Our Articles of Association provide for a board of directors consisting of no less than one director, with all directors divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

•	Our board of directors will be divided among the three staggered classes of directors: the Class I directors will be Promod Haque and Amit Bapna, and their terms will expire at our annual meeting of shareholders to be held in 2017;

•	the Class II directors, will be Sanjay Arora and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2018; and

•	the Class III directors will be Dhruv Shringi and Sudhir Kumar Sethi, and their terms will expire at our annual meeting of shareholders to be held in 2019.

A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed by the general meeting of shareholders. A director may be removed for cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our board of directors may also, in certain circumstances, appoint additional directors. In addition, the Terrapin Sponsors and certain of our investors and executive officers, in certain circumstances, will have the right to designate individuals to be nominated for election to serve as our directors and to appoint at least one director to serve on each committee of our board of directors. Each of MIHI LLC and the Terrapin Sponsors shall also have the right to designate one representative to attend our board meeting in a nonvoting observer capacity. MIHI LLC and the Terrapin Sponsors shall cease to have board observation rights when they no longer own at least 5% of our outstanding ordinary shares.

The primary responsibility of the executive director, Dhruv Shringi, is to manage our company. The primary responsibility of the non-executive directors is to supervise the policies of the executive director and senior management and the affairs of our company and our affiliated enterprises. In addition, the non-executive directors assist the executive director and senior management by providing advice.

Executive officers are selected by and serve at the discretion of the board of directors.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The current members of our audit committee are Sanjay Arora, Amit Bapna and Murlidhara Kadaba, with Mr. Bapna serving as its chairman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Amit Bapna is an “audit committee financial expert” as defined under the applicable rules of the SEC. The SEC and NASDAQ rules require that our audit committee be composed of at least three members, subject to certain permitted phase-in rules for newly public companies. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ. Our audit committee’s responsibilities include:

•	overseeing our corporate accounting and financial reporting process;

•	evaluating the independent auditors’ qualifications, independence and performance;

•	determining the engagement of the independent auditors;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our critical accounting policies and estimates;

•	overseeing our internal audit function; and

•	annually reviewing the audit committee charter and the audit committee’s performance.

The audit committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Compensation Committee

The current members of our compensation committee are Sudhir Kumar Sethi, Murlidhara Kadaba and Sanjay Arora, with Mr. Sethi serving as its chairman. Our board of directors has determined that all members of our Compensation Committee are “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluating the performance of these officers in light of those goals and objectives;

•	setting the compensation of these officers based on such evaluations;

•	administering the issuance of share options and other awards under our share plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The compensation committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Sanjay Arora, Sudhir Kumar Sethi and Murlidhara Kadaba, with Mr. Kadaba serving as its chairman. The nominating and corporate governance committee’s responsibilities include:

•	making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors;

•	overseeing our corporate governance guidelines; and
•	reporting and making recommendations to our board of directors concerning governance matters.

The nominating and corporate governance committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Foreign Private Issuer Exemptions

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NASDAQ. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ’s listing standards. Under the NASDAQ rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NASDAQ permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of NASDAQ. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Corporate Governance Guidelines

Our board of directors has approved a set of general guidelines that provide the framework for our corporate governance. The board will review these guidelines and other aspects of our corporate governance periodically, as necessary. Our Corporate Governance Guidelines can be found on our website at www.yatra.com.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics, or the Code of Conduct. Our Code of Conduct documents the principles of conduct and ethics to be followed by our directors, officers and employees when conducting our business and performing their day-to-day duties. The purpose of our Code of Conduct is to promote honest and ethical conduct, compliance with applicable governmental rules and regulations, prompt internal reporting of violations of the Code of Conduct and a culture of honesty and accountability. A copy of the Code of Conduct has been provided to each of our directors, officers and employees who are required to acknowledge that they have received and will comply with the Code of Conduct. We intend to disclose any material amendments to the code, or any waivers of its requirements, in our public SEC filings and/or on our website in accordance with applicable SEC and NASDAQ rules and regulations. Our Code of Conduct can be found on our website at www.yatra.com.

Disclosure Committee

We maintain a disclosure committee consisting of members of our executive management. The purpose of the disclosure committee is to oversee our system of disclosure controls and assist and advise the Chief Executive Officer and Chief Financial Officer in making the required certifications in SEC reports. The disclosure committee was established to bring together on a regular basis representatives from our key business units and employees involved in the preparation of our financial statements to discuss any issues or matters of which the members are aware that should be considered for disclosure in our public SEC filings and review our draft periodic SEC reports prior to filing. The disclosure committee reports to our Chief Executive Officer and Chief Financial Officer.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

•	each of our present directors;

•	each of our executive officers serving during the 2017 fiscal year; and

•	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2017. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 34,552,364 of our ordinary shares issued and outstanding on March 31, 2017 and assumes the exchange of 100% of Terrapin 3’s Class F common stock for our ordinary shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Stockholders:
Entities Affiliated with Nathan Leight(2)	7,784,885	20.29%
Entities Affiliated with Norwest Venture Partners(3)	6,865,676	19.88%
Macquarie Group Limited(4)	6,076,594	16.32%
Entities Affiliated with Valiant Capital Master Fund LP(5)	4,372,582	12.66%
Reliance Capital Ltd.(6)	3,023,771	8.75%
Fuh Hwa Securities Investment Trust Co., Ltd.(7)	2,938,850	8.51%
E-18 Limited & Capital18 Fincap Private Limited(8)	2,496,165	7.23%
Intel Capital Corporation(9)	2,177,327	6.30%
Executive Officers and Directors:
Dhruv Shringi(10)	678,352	1.94%
Alok Vaish(11)	136,803	*
Manish Amin(12)	292,761	*
Sharat Dhall(13)	62,031	*
Himanshu Verma	—	—
Akash Poddar(14)	16,851	*
Satvinder Singh Sodhi(15)	14,979	*
Promod Haque(16)	6,896,648	19.97%
Amit Bapna(17)	3,023,771	8.75%
Sudhir Kumar Sethi(18)	—	—
Murlidhara Lakshmikantha Kadaba	—	—
Sanjay Arora(19)	194,226	*
All directors and officers as a group (12 persons)	11,316,422	32.05%

*	Less than 1 percent.

(1)	Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

(2)	Based on the Schedule 13G and the Schedule 13G/A filed with the SEC by Apple Orange LLC, Leight Family 1998 Irrevocable Trust, Argyle investors LLC, Candlemaker Partners LLLP, We Deserve Better, LLC and Nathan Leight on December 27, 2016 and January 11, 2017, respectively. Consists of (i) 404,000 ordinary shares, warrants to purchase 3,828,946 ordinary shares and 1,955,939 Class F shares held by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC; (ii) 550,000 ordinary shares held by Argyle Investors LLC; (iii) 327,000 ordinary shares held by Candlemaker Partners, LLLP; (iv) 557,500 ordinary shares held by the Leight Family 1998 Irrevocable Trust; (v) 158,500 ordinary shares held by We Deserve Better, LLC; and (vi) 3,000 ordinary shares held by Nathan Leight. Mr. Leight is the sole managing member of Apple Orange LLC, Candlemaker Management LLC, which is the general partner of Candlemaker LLLP, and We Deserve Better, LLC and has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker LLLP and We Deserve Better, LLC. Mr. Leight’s children are the beneficiaries of the Leight Family 1998 Irrevocable Trust and his wife is the trustee. The Leight Family 1998 Irrevocable Trust is the sole managing member of Argyle Investors LLC and has sole voting and dispositive control over the securities held by Argyle Investors LLC. The business address for each of these entities and Mr. Leight is 60 Edgewater Drive, Unit TSK, Coral Gables, Florida 33133.

(3)	Consists of (i) 3,432,838 shares held of record by Norwest Venture Partners IX, LP (Partners IX) and (ii) 3,432,838 shares held of record by Norwest Venture Partners X, LP (Partners X and together with Partners IX, Norwest Venture Partners). NVP Associates, LLC (NVP) is the managing member of the general partners of Norwest Venture Partners, and shares voting and dispositive power over the shares held by Norwest Venture Partners. Promod Haque, Jeffrey Crowe and Matthew Howard, as co-chief executive officers of NVP and members of the general partners, may be deemed to share voting and dispositive power with respect to the shares held of record by Norwest Venture Partners. The business address for each of these entities is c/o Promod Haque, 525 University Ave, Ste 800, Palo Alto, California 94301-1922.

(4)	Consists of (i) 324,355 ordinary shares and warrants to purchase 46,458 ordinary shares held by Macquarie Corporate Holdings Pty Limited and (ii) 2,000,000 ordinary shares, 1,060,781 Class F shares and warrants to purchase 2,645,000 ordinary shares held by MIHI LLC. MIHI LLC is an affiliate of Macquarie and Macquarie Capital. Macquarie Group Limited is the ultimate indirect parent of each of Macquarie Corporate Holdings Pty. Limited and MIHI LLC and may be deemed to beneficially own the company’s shares held by them. The business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia. The business address of MIHI LLC is 125 West 55th Street, L-22, New York, New York 10019.

(5)	Consists of 2,296,433 ordinary shares held of record by Valiant Capital Master Fund, L.P. and 2,076,149 ordinary shares held of record by Valiant Capital Partners, L.P. (together with Valiant Capital Master Fund, L.P., the “Valiant Funds”). Valiant Capital GP, LLC is the general partner of Valiant Capital Master Fund LP. Valiant Capital Management, L.P. is the investment adviser of Valiant Capital Master Fund, L.P., the manager of Valiant Capital GP, LLC, and the general partner of Valiant Capital Partners LP. Valiant Capital Management, LLC is the general partner of Valiant Capital Management, L.P. Christopher R. Hansen is the controlling owner of Valiant Capital Management, LLC. In such capacities, such entities and individual may be deemed to beneficially own the ordinary shares held by each Valiant Fund. Each such entity (other than the Valiant Funds) and such individual disclaims beneficial ownership of such ordinary shares. All of the entities and the individual identified in this footnote disclaim group attribution. The address for each of these entities and individual is c/o Valiant Capital Management, L.P., 1 Market Street, Steuart Tower, Suite 2625, San Francisco, CA 94105.

(6)	Consists of 3,023,771 ordinary shares held by Reliance Capital Limited. The business address of Reliance Capital Limited is Reliance Centre, 6th Floor, North Wing, Off Western Express Highway, Santa Cruz East, Mumbai, Maharashtra 400055, India.

(7)	Based on the Schedule 13G and the Schedule 13G/A filed with the SEC by Fuh Hwa Securities Investment Trust Co., Ltd. on December 29, 2016 and January 19, 2017. Includes 2,300,000 held by Fuh Hwa Oriental Fund. Fuh Hwa Securities Investment Trust Co., Ltd., in its capacity as adviser to Fuh Hwa Oriental Fund and certain other mutual funds and managed accounts (directly or indirectly through its subsidiaries), may be deemed to beneficially own the company’s shares held by them. The business address of Fuh Hwa Securities Investment Trust Co., Ltd. and Fuh Hwa Oriental Fund is 8F, No. 308, Bade Rd., Taipei 10492, Taiwan.

(8)	Consists of 1,926,397 ordinary shares held by E-18 Limited and 569,768 ordinary shares issuable upon swap of ordinary shares of Yatra Online Private Limited held by Capital18 Fincap Private Limited (together, the “E-18 Entities”). Network18 Media & Investments Limited, a company registered in India is the holding company of the E-18 Entities. The business addresses for E-18 Limited and Capital18 Fincap Private Limited are Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius and First Floor, Empire Complex, 414, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Maharashtra, India, respectively.

(9)	Consists of 2,177,327 ordinary shares held by Intel Capital Corporation. The business address of Intel Capital Corporation is 2200 Mission College Blvd, Santa Clara, CA 95054.

(10)	Consists of 292,008 ordinary shares and options to purchase 394,326 ordinary shares that are exercisable within 60 days of March 31, 2017.

(11)	Consists of 4,295 ordinary shares and options to purchase 132,508 ordinary shares that are exercisable within 60 days of March 31, 2017.

(12)	Consists of 279,961 ordinary shares and options to purchase 16,203 ordinary shares that are exercisable within 60 days of March 31, 2017.

(13)	Consists of 3,177 ordinary shares and options to purchase 60,061 ordinary shares that are exercisable within 60 days of March 31, 2017.

(14)	Consists of 2,362 ordinary shares and options to purchase 14,489 ordinary shares that are exercisable within 60 days of March 31, 2017.

(15)	Consists of 2,219 ordinary shares and options to purchase 13,567 ordinary shares that are exercisable within 60 days of March 31, 2017.

(16)	Consists of the shares listed in footnote (3) above, which are held by entities affiliated with Norwest Venture Partners and 30,972 ordinary shares held by Mr. Haque. Mr. Haque is a member of the general partners of Norwest Venture Partners. Mr. Haque is also an officer of NVP Associates, LLC, the managing member of the general partner of Norwest Venture Partners and a limited partner of such funds, and as such may be deemed to share voting and dispositive power with respect to all shares held by such entities.

(17)	Consists of 3,023,771 ordinary shares held by Reliance Capital Limited. Amit Bapna disclaims beneficial ownership of the ordinary shares held by Reliance Capital Limited. The business address of Reliance Capital Limited is Reliance Centre, North Wing, 6th Floor, Off Western Express Highway, Santacruz — East, Mumbai, India — 400055.

(18)	Sudhir Kumar Sethi is the founder and chairman of IDG Ventures India Advisors and may be deemed to beneficially own the shares held by the IDG Ventures India Fund II LLC. Mr. Sethi disclaims beneficial ownership of the shares owned by IDG Ventures India Fund II LLC as the voting and investment power for such shares is held by the board of directors of IDG Ventures India Fund II LLC. The address of Mr. Sethi is 7B, 7th floor, Sobha Pearl, #1 Commissariat Road, Bangalore, Karnataka 560025, India.

(19)	Consists of 100 ordinary shares held by Mr. Arora, 100 ordinary shares held by Mr. Arora’s wife and 58,693 ordinary shares and warrants to purchase 135,633 ordinary shares held by Noyac Path LLC. 100 ordinary shares held by Mr. Arora, 100 ordinary shares held by Mr. Arora’s wife and 100 ordinary shares held by Noyac Path LLC are held in brokerage accounts for which margins are available. The sole member of Noyac Path LLC is a trust of which Mr. Arora is settlor and a beneficiary. Mr. Arora disclaims beneficial ownership over any securities owned by his wife and Noyac Path LLC in which he does not have any pecuniary interest.

On January 9, 2017, Norwest Venture Partners X, LP and Norwest Venture Partners XI, LP exchanged all of their ordinary shares in the company for the same number of Class A non-voting shares, which have substantially the same rights as our ordinary shares but have no voting rights.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Loan Agreement with Reliance Capital Ltd.

On January 22, 2015, March 13, 2015, April 2, 2015, and December 22, 2015, we, through Yatra India, entered into inter corporate deposit (ICD) facility agreements with Reliance Capital Ltd., one of our shareholders. Pursuant to the terms of these ICD facility agreements, we borrowed an aggregate of INR 570,000,000 advances under these ICD facility agreements, which bear interest at a rate of 13% per annum and must be repaid within 30 days of the date of disbursement. The ICD facility agreements contain certain negative covenants restricting our ability to change our status to a private borrower, undertake any merger, consolidation or reorganization, or liquidate or dissolve. During the fiscal years 2015 and 2016, we borrowed INR 170,000,000 and INR 400,000,000, respectively, under these ICD facility agreements, all of which amounts have been repaid. We paid an aggregate of INR 423,826 and INR 2,617,808 in interest on these advances in fiscal years 2015 and 2016, respectively.

Letter Agreement with Macquarie Capital (USA) Inc.

On July 13, 2016, we entered into a letter agreement with Macquarie Capital (USA) Inc., an affiliate of one of our shareholders, pursuant to which we agreed that prior to July 16, 2017 we will engage Macquarie Capital (USA) Inc., or an affiliate of Macquarie Capital (USA) Inc. designated by it, to act on any and all transactions with a value greater than $30 million as:

•	a bookrunning managing underwriter, a bookrunning managing placement agent, or a bookrunning managing initial purchaser, as the case may be, in connection with any offering or placement of securities (including, but not limited to, debt, equity, preferred and other hybrid equity securities or equity linked securities) by us or any of our subsidiaries, in each case with Macquarie Capital (USA) Inc. receiving total compensation in respect of any such transaction that is equal to or better than 40% of the total compensation received by all underwriters, placement agents, and initial purchasers, as the case may be, in connection with such transaction and not less than the compensation received by any one individual underwriter, placement agent or initial purchaser, as the case may be; and

•	a financial advisor in connection with any (x) restructuring (through a recapitalization, extraordinary dividend, stock repurchase, spin-off, joint venture or otherwise) by us or any of our subsidiaries, (y) acquisition or disposition of a business, asset or voting securities by us or any of our subsidiaries or (z) debt or equity financing or any refinancing of any portion of any financing by us or any of our subsidiaries, in each case with Macquarie Capital (USA) Inc. receiving total compensation in respect of any such transaction that is equal to or greater than 40% of the total compensation received by all financial advisors in connection with such transaction (50% in the case of the initial business combination), and not less than the compensation received by any individual financial advisor.

Macquarie Capital (USA) Inc. has the right to decline any such engagement in its sole and absolute discretion.

Preload Agreement with Reliance Retail Ltd.

On September 26, 2016, the subsidiary of the Group Yatra Online Private Limited (Yatra India), entered into a preload agreement with Reliance Retail Ltd. Pursuant to the preload agreement, Reliance Retail Ltd. has agreed to pre-install the Yatra mobile applications on up to 35 million Reliance Jio LYF smartphones over the course of 36 months for consideration to be settled in equity shares of Yatra India. Any invoiced amounts by Reliance, will bear interest at a rate of 15% per year from the date of invoice until the date of equity settlement. The agreement remains in effect until the earlier of completion of 35 million preloads or September 5, 2019. Either party may terminate the agreement in the event of an uncured breach of a material term of the agreement. Yatra India also has the right to terminate on earlier of completion of 10 million preloads or September 5, 2017.

Investor Rights Agreement

On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 stockholders and Yatra shareholders who will own our ordinary shares upon consummation of the Business Combination. Pursuant to the terms of the Investor Rights Agreement, we are obligated to file, after we become eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by such shareholders of ordinary shares issuable in connection with the Business Combination. The Investor Rights Agreement also provide such shareholders with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. Shareholders will be entitled to make one demand for registration of ordinary shares, except for certain Yatra shareholders will be entitled to make three demands.

The Investor Rights Agreement also provides the Terrapin Sponsors the right to nominate an individual for election to our board of directors upon the resignation, removal, death or disability of the director initially designated by them pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate such director two successive times. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi, Alok Vaish and Manish Amin, the right to nominate an individual for election to our board upon the resignation, removal, death or disability of any of the directors initially designated by our company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Subject to applicable law and applicable stock exchange rules, until such time as there is no director designated by the Terrapin Sponsors or no director designated by our company pursuant to the terms of the Business Combination, we are required to take all necessary action to cause at least one director nominated by the Terrapin Sponsors and at least one director nominated by our investors to be appointed to each committee of our board of directors. The Investor Rights Agreement also provides each of MIHI LLC and the Terrapin Sponsors the right to designate one representative to attend our board meeting in a nonvoting observer capacity. MIHI LLC and the Terrapin Sponsors shall cease to have board observation rights when they no longer own at least 5% of our outstanding ordinary shares.

Transactions pursuant to Service Agreements

Pursuant to service agreements with the below mentioned companies (along with their affiliates) that have a significant influence on the Group, we have provided travel and trade related services of INR 110,973, INR 6,823 and INR 3,022 in fiscal years 2017, 2016 and 2015, respectively:

a.	E-18 Limited and group companies

b.	Reliance Capital Limited and its group companies

c.	IDG Ventures India Advisors Private Limited

The Company has also availed the insurance and communication services of Reliance General Insurance Company Limited and Reliance Infocomm Limited at a cost of INR 12,979, INR 16,702 and INR 18,862 in fiscal years 2017, 2016 and 2015, respectively.

Exchange and Support Agreement

On December 16, 2016, we entered into an exchange and support agreement with Terrapin 3 and holders of Terrapin 3’s Class F common stock. Pursuant to the agreement, commencing on November 16, 2017, holders of Terrapin 3’s Class F common stock have the right from time to time to exchange any or all of their shares of Class F common stock for the same amount of our ordinary shares. Upon any such exchange, an equal number of our Class F shares held by such exchanging shareholders will be converted by us into 0.00001 of our ordinary share for each Class F share converted. The right to make such exchange will expire on December 16, 2021.

Administrative Services Arrangement

Beginning in January 2017, Terrapin Partners, LLC, a private equity and venture capital firm, has provided us with certain professional services as well as certain office space, utilities and general office, receptionist and secretarial support. In return for such services, we have agreed to pay Terrapin Partners, LLC a monthly fee of $5,000. Nathan Leight, one of our shareholders, is the managing member of Terrapin Partners, LLC.

Shareholders Agreements

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Registration Rights.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

C. Interest of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business and the results of litigation and claims cannot be predicted with certainty.

Except for the tax proceedings described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Proceedings

See “Item 4. Information on the Company – B. Business Overview – Litigation” for a description of tax proceedings.

B. Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “YTRA.”

The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2017	$10.68	$7.71
Fiscal Quarter
2017
3rd Quarter	$10.15	$8.40
4th Quarter	$10.68	$7.71
Month
2016
December	$10.15	$8.40
2017
January	$10.68	$9.1
February	$10	$8.27
March	$9.69	$7.71
April	$9.97	$9.04
May	$9.69	$9.02
June(1)	$11.30	$9.11

(1)	Until June 29, 2017.

Our outstanding warrants are currently listed and traded on the OTCQX Market under the symbol “YTROF.”

The following table shows the reported high and low trading prices quoted in US dollars for our warrants on the OTCQX Market.

	OTC QX Market Price Per Warrant
Period	High	Low
Fiscal Year
2017	$0.80	$0.15
Fiscal Quarter
2017
3rd Quarter	$0.80	$0.25
4th Quarter	$0.80	$0.15
Month
2016
December	$0.80	$0.25
2017
January	$0.80	$0.15
February	$0.74	$0.50
March	$0.60	$0.40
April	$0.60	$0.53
May	$1.02	$0.57
June(1)	$1.60	$1.00

(1)	Until June 29, 2017.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “YTRA”. Our warrants are listed on the OTCQX® Market under the symbol “YTROF.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated in the Cayman Islands with limited liability. Our affairs are governed by our Articles of Association, the Companies Law, and other applicable laws of the Cayman Islands and any rules or regulations made thereunder. As of the date of this Annual Report, our authorized share capital is $52,315.94, consisting of 500,000,000 ordinary shares of a par value of $0.0001 each, 10,000,000 Class A Non-Voting Shares of a par value $0.0001 each, 3,159,375 Class F shares of a par value of $0.0001 each and 10,000,000 preference shares of a par value of $0.0001 each.

The following are summaries of certain provisions of our Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares. The term “shareholders” as used in these summaries in relation to our company refers to persons whose names are entered into the register of members of our company as the current holder of one or more shares of our company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Articles of Association and the Companies Law.

Ordinary Shares

General

All of our ordinary shares issued prior to the completion of this offering are fully paid, and all of our ordinary shares to be issued in this offering will be issued as fully paid. Share certificates representing our ordinary shares (to the extent any are issued) are not definitive evidence as to share ownership under the laws of the Cayman Islands; instead, it is the register of members which is prima facie evidence of the legal title to shares under Cayman Islands law. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Register of Members

We must keep a register of members in accordance with the Companies Law, and there shall be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once the register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of the company, the person or member aggrieved (or any member of the company or the company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Transfer of Shares

Subject to the restrictions of our Articles of Association, the holders of ordinary shares may transfer all or any of their ordinary shares by an instrument of transfer, provided that such transfer complies with applicable rules of the SEC, federal and state securities laws of the United States and all other applicable laws and regulations. The instrument of transfer shall be in writing in the usual or common form or in a form prescribed by the applicable stock exchange or in any other form approved by our board of directors. The transferor shall be deemed to remain the holder of such ordinary shares until the name of the transferee is entered in the register of members.

Redemption of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Articles of Association. Under the Companies Law, the redemption or repurchase of any share may be paid out of a company’s profits or a share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (i) unless it is fully paid-up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

All or any of the rights attached to any class of shares of our company (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by our board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Call on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	sub-divide our existing shares into shares of a smaller amount than that fixed by our Articles of Association or into shares without par value; and

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our Articles of Association, our shareholders may by special resolution reduce our share capital and any capital redemption reserve.

General Meetings

•	All general meetings other than annual general meetings shall be called extraordinary general meetings.
•	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o'clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

The Directors may call general meetings. For the avoidance of doubt, Members shall have no right to requisition a general meeting of the Company.

Mergers and Consolidations

The Company shall, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the statute), upon such terms as the directors way determine.

Voting Rights

At any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid ordinary share which such shareholder is registered as the holder. No person shall be entitled to vote at any general meeting unless such person is registered as a shareholder at the applicable record date for that meeting and all calls or other monies then due by such person in respect of such shares have been paid.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate a majority of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. No business shall be transacted at any general meeting unless a quorum is present.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, it is not a concept that is generally accepted as a common practice in the Cayman Islands, and we have made no provisions in our Articles of Association to allow cumulative voting for such elections.

Inspection of Books and Records

Holders of our ordinary shares have no general right under the Companies Law to inspect or obtain copies of our list of shareholders or our corporate records.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our Articles of Association. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, and provided further that a dividend may not be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Liquidation Rights

On a winding up of our company, if the assets available for distribution among our shareholders shall be insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

Class A Shares

All of our Class A shares have identical rights to our ordinary shares, except holders of our Class A shares shall not (in respect of such Class A shares) have the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders’ meeting convened in accordance with our Articles of Association. Holders of our Class A shares shall hold such Class A shares subject to transfer restrictions imposed on the holder thereof pursuant to an agreement between such holder and our company. Pursuant to such agreement, when any Class A shares are transferred, the recipient will receive ordinary shares and the Class A shares so transferred will be cancelled.

Class F Shares

Holders of our Class F shares shall (in respect of such Class F shares) have the right to receive notice of, attend at and vote as a member at any general meeting of shareholders, but shall have no other rights in respect of such Class F shares. If holders of Terrapin 3’s Class F common stock exercise their right to exchange their shares of Terrapin 3’s Class F common stock, on a one-for-one basis, for our ordinary shares, for each share exchanged, one Class F share will be converted by us into 0.00001 of an ordinary share for each Class F share converted.

Commencing on November 16, 2017, holders of Terrapin 3’s Class F common stock will have the right to exchange any or all of their shares of Terrapin 3’s Class F common stock for ordinary shares of Yatra Online, Inc. (on a share for share basis) and, upon such exchange, an equal number of Class F shares held by the exchanging shareholder will be converted by us into 0.00001 of our ordinary share for each Class F share converted. The right to make such exchange will expire on December 16, 2021.

Investor Rights Agreement

On December 16, 2016, we entered into the Investor Rights Agreement, or the Investor Rights Agreement, with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 stockholders and Yatra shareholders who will own our ordinary shares upon consummation of the Business Combination. Pursuant to the terms of the Investor Rights Agreement, we are obligated to file, after we become eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by such shareholders of ordinary shares issuable in connection with the Business Combination. The Investor Rights Agreement also provide such shareholders with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. Shareholders will be entitled to make one demand for registration of ordinary shares, except for certain Yatra shareholders will be entitled to make three demands.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreign entities. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder (FEMA). Transfers of any security of an Indian company from foreigners/ foreign entities to Indian residents and vice versa are required to be in accordance with FEMA and in some instances is required to be permitted by the Reserve Bank of India beside general reporting requirements under the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies having foreign investment , and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreign entities. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict or regulate the lending to or borrowing from our Indian Subsidiaries. These requirements currently include restrictions/ regulations with respect to on valuations and sources of funding for such investments and may include prior approval from the Government of India.

Further, the Government of India has in the past made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

Our ability to pay dividends to our shareholders may depend on, among other things, the availability of dividends from Yatra India. On September 27, 2016, our board of directors declared a contingent dividend payable in cash or contingent dividend amount that may be used for issuance of shares or a combination of both at the sole option of the Company, payable to, all shareholders of the Company on September 27, 2016 (Record Date) on an as converted to ordinary share basis.  Such contingent dividend is payable only upon the achievement by our Company of certain net revenue and EBITDA metrics in calendar year 2017 and during the period from January 1, 2018 through June 30, 2018. As of the date of this Annual Report, Yatra India has not paid any cash dividends on its equity shares.  Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the board of directors of Yatra India and approved by the shareholders of Yatra India at their discretion and would depend on a number of factors, including its financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of its articles of association, the terms of its credit facilities and other financing arrangements at the time a dividend is considered and other factors considered relevant by the board of directors. Yatra India may also from time to time pay interim dividends. Yatra India is currently liable to pay dividend distribution tax in India at the rate of 15.0%, plus applicable cess and surcharge, on any dividends paid by it.

Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors. Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment.

Yatra India may, before the declaration of any dividend in any financial year, transfer such percentage of its profits for that financial year as it may consider appropriate to the reserves of Yatra India.

Under Indian law, an Indian company is permitted to declare or pay dividends for any fiscal year out of profits for that year (calculated to include any dividend distribution tax) after providing for depreciation in the manner prescribed. However, no company is permitted to declare dividends unless previous years carried over losses and depreciation not provided in the previous year or years are setoff against profits of the company for the current year.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the three years immediately preceding that year (except where no dividends have been declared in each of the preceding three years);

•	the total amount to be drawn from the accumulated profits earned in previous years shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and free reserves (based on the latest audited financial statements available), and the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and;

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital (based on the latest audited financial statements available).

Exchange Rates

The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Indian rupee. This information is provided solely for your convenience, and we do not represent that Indian rupees have been converted into U.S. dollars at these rates or at any other rate. These rates may differ from the rates used by us in the preparation of our consolidated financial statements or other financial information appearing in this Annual Report.

The data provided in the following tables are expressed in Indian rupees per U.S. dollar and are based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York.

On March 31, 2017, the exchange rate between the U.S. dollar and the Indian rupee expressed in Indian rupees per U.S. dollar was $1.00 = Rs. 64.85.

Annual Data (Year Ended	High	Low	Average(1)	Period End
March 31)	(Indian rupees per U.S. dollar)
2011	47.49	43.90	45.49	44.54
2012	53.71	44.00	47.81	50.89
2013	57.13	50.64	54.36	54.52
2014	68.80	53.65	60.35	60.00
2015	63.67	58.30	61.34	62.31
2016	68.84	61.99	67.24	66.25
2017	68.86	64.85	67.01	64.85

(1)	The average rates for the interim and annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

	High	Low
Recent Monthly Data(1)	(Indian rupees per U.S. dollar)
January 2016	68.08	66.49
February 2016	68.84	67.57
March 2016	67.75	66.25
April 2016	66.70	66.05
May 2016	67.59	66.36
June 2016	67.92	66.51
July 2016	67.49	66.77
August 2016	67.18	66.63
September 2016	67.10	66.28
October 2016	66.94	66.49
November 2016	66.86	66.39
December 2016	68.29	67.38
January 2017	68.39	67.74
February 2017	67.40	66.67
March 2017	66.83	64.85
April 2017	65.10	64.08
May 2017	64.87	64.03

(1)	Exchange rates as published by the Federal Reserve Bank.

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. Federal income tax consequences of the ownership and disposition of our ordinary shares to U.S. holders and non-U.S. holders. This discussion is based on provisions of the Code, the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. Federal income tax considerations that may apply to holders as a result of the ownership and disposition of our shares. This discussion does not address all aspects of U.S. Federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. Federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any aspects of U.S. Federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. Federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to U.S. Federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. Federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	real estate investment trusts and regulated investment companies;
•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	expatriates or former long-term residents of the United States;
•	partnerships or other pass-through entities (or arrangements treated as such) or investors therein;
•	dealers or traders in securities, commodities or currencies;
•	grantor trusts;
•	persons subject to the alternative minimum tax;
•	U.S. persons whose “functional currency” is not the U.S. dollar;
•	persons who received our ordinary shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;
•	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding our ordinary shares;
•	the initial stockholders and their affiliates; or
•	holders holding our ordinary shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

For the purposes of this discussion, the term “U.S. holder” means a beneficial owner of our ordinary shares, that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is classified as a corporation for U.S. Federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. Federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. Federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our ordinary shares that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. Federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. Federal income tax purposes, holds our ordinary shares, the U.S. Federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. Federal income tax consequences of the ownership and disposition of our ordinary shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF YATRA ORDINARY SHARES. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF YATRA ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

Tax Residence of Yatra and Utilization of Terrapin 3’s Tax Attributes

Tax Residence of Yatra for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. Federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. Federal income tax rules, Yatra Online, Inc., which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. Federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. Federal income tax purposes. These rules are relatively new and complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. Federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. Federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874, the first two conditions described above will be met with respect to the mergers with Terrapin 3, because we acquired indirectly all of the assets of Terrapin 3 through the mergers with Terrapin 3, and Yatra Online, Inc., including its “expanded affiliated group,” did not have “substantial business activities” in the Cayman Islands within the meaning of Section 7874 upon consummation of the mergers with Terrapin 3. As a result, whether Section 7874 will apply to cause us to be treated as a U.S. corporation for U.S. Federal income tax purposes following the mergers with Terrapin 3 should depend on the satisfaction of the 80% ownership test.

Based on the terms of the mergers with Terrapin 3, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder (including the Temporary Section 7874 Regulations) and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin 3 stockholders in our company should be less than 80% and accordingly we are not expected to be treated as a U.S. corporation for U.S. Federal income tax purposes. Further, for purposes of determining the ownership percentage of former Terrapin 3 stockholders for purposes of Section 7874, former Terrapin 3 stockholders will be deemed to own an amount of our ordinary shares in respect to certain redemptions by Terrapin 3 prior to the closing of the mergers with Terrapin 3. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Many of these rules are contained in the Temporary Regulations under Section 7874 which have only recently been issued, and there is no guidance as to their application. Accordingly, there can be no assurance that the IRS would not assert that the 80% ownership test is met with respect to the mergers with Terrapin 3 and that accordingly we should be treated as a U.S. corporation for U.S. Federal income tax purposes or that such an assertion would not be sustained by a court.

There has been discussion of additional changes to Section 7874. Any changes to the rules of Section 7874 or the Treasury regulations promulgated thereunder, or other changes of law, which could be made retroactively effective, could adversely affect our status as a non-U.S. corporation for U.S. Federal income tax purposes.

If we were to be treated as a U.S. corporation for U.S. Federal income tax purposes, we could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that we will not be treated as a U.S. corporation for U.S. Federal income tax purposes under Section 7874.

Utilization of Terrapin 3’s Tax Attributes

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the properties held, directly or indirectly, by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation); (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business” activities in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury regulations); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold less than 80% but at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) (this test is referred to as the “60% ownership test”). If each of these conditions is met, then the taxable income of the U.S. corporation (and any U.S. person related to the U.S. corporation) for any given year, within a period beginning on the first date the U.S. corporation’s properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain.

Based on the terms of the mergers with Terrapin 3, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder (including the Temporary Section 7874 Regulations) and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin 3 stockholders in our company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Terrapin 3 after the mergers with Terrapin 3. In addition, as discussed above under “— Tax Residence of Yatra for U.S. Federal Income Tax Purposes,” the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the mergers with Terrapin 3 and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

If the IRS were to successfully assert that the 60% ownership test has been met, the ability of Terrapin 3 and its U.S. affiliates to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited. However, as a blank check company, whose assets are primarily comprised of cash and cash equivalents, it is not expected that Terrapin 3 will have a significant amount of inversion gain. Accordingly, even if the 60% ownership test were satisfied, the effect of the resulting limitations on the use of net operating losses and tax attributes would not be expected to be material.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares of Yatra

U.S. Holders

Distributions on our Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution on our ordinary shares that is made out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. Federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our ordinary shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NASDAQ (where our ordinary shares are currently listed) will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a passive foreign investment company (a “PFIC”) for the taxable year in which we pay a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Status.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by us may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. Federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on our ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of our ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of our ordinary shares generally will be treated as U.S. source gain or loss.

It is possible that India may impose an income tax upon sale of our ordinary shares. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of our ordinary shares may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of our ordinary shares and their ability to credit an Indian tax against their U.S. Federal income tax liability.

Characterization as a “Controlled Foreign Corporation” for U.S. Federal Income Tax Purposes

There is a possibility that we will be classified as a “controlled foreign corporation” (a “CFC”), for U.S. Federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “10% U.S. Shareholders.” For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding ordinary shares. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. Federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to certain categories of passive income and certain other income described in Subpart F of the Code, and may also be subject to U.S. Federal income taxation at ordinary income tax rates on any gain realized on a sale of ordinary shares, to the extent of the current and accumulated earnings and profits of our company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. Federal income tax purposes but no assurances can be offered in this regard.

Passive Foreign Investment Company Status

The treatment of U.S. holders of our ordinary shares could be materially different from that described above, if we are treated as a passive foreign investment company (a “PFIC”) for U.S. Federal income tax purposes.

A non-U.S. corporation, such as Yatra Online, Inc., will be a PFIC for U.S. Federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income, or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether we are a PFIC is based upon the composition of our income and assets, (including, among others, corporations in which we own at least a 25% interest), and the nature of our activities.

Based on the projected composition of its income and assets, including goodwill, it is not expected that we will be a PFIC for this taxable year or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of our company is expected to depend, in part, upon (a) the market value of our ordinary shares, and (b) the composition of our assets and income. A decrease in the market value of our ordinary shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to expectations, we are a PFIC for this taxable year or in a future year. Accordingly, there can no assurance that we will not be a PFIC for this taxable year or any future taxable year.

If we are or become a PFIC during any year in which a U.S. holder holds our ordinary shares, unless the U.S. holder makes a qualified electing fund (QEF) election or mark-to-market election with respect to the shares, as described below, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of our ordinary shares and on any “excess distributions” received from us, regardless of whether we qualify as a PFIC in the year in which such distribution is received or gain is realized. For this purpose, a pledge of our ordinary shares as security for a loan may be treated as a disposition. The U.S. holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which we were a PFIC would be taxed as ordinary income in the current year, and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

If we were to be treated as a PFIC, a U.S. holder may avoid the excess distribution rules described above by electing to treat our company (for the first taxable year in which the U.S. holder owns any shares) and any lower-tier PFIC (for the first taxable year in which the U.S. holder is treated as owning an equity interest in such lower-tier PFIC) as a QEF. If a U.S. holder makes an effective QEF election with respect to our company (and any lower-tier PFIC), the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, our pro rata share’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, our pro rata share’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. holders can make a QEF election only if we (and each lower-tier PFIC) provide certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. We will make commercially reasonable efforts to provide U.S. holders with this information if we determine that we are a PFIC.

As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the ordinary shares to market annually. A U.S. holder may elect to mark-to-market the ordinary shares only if they are “marketable stock.” The ordinary shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” The ordinary shares are expected to be listed on the NASDAQ, which should be a qualified exchange for this purpose. The ordinary shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on at least 15 days during each calendar quarter. There can be no certainly that the ordinary shares will be sufficiently traded such as to be treated as regularly traded.

U.S. holders should consult their tax advisors regarding the U.S. Federal income tax consequences of the PFIC rules. If we are treated as a PFIC, each U.S. holder generally will be required to file a separate annual information return with the IRS with respect to our company and any lower-tier PFICs.

Medicare Surtax on Net Investment Income

Non-corporate U.S. holders whose income exceeds certain thresholds generally will be subject to 3.8% surtax on their “net investment income” (which generally includes, among other things, dividends on, and capital gain from the sale or other taxable disposition of, our ordinary shares). Non-corporate U.S. holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of our ordinary shares.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our ordinary shares, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold our ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. Federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ordinary shares.

Non-U.S. Holders

In general, a non-U.S. holder of our ordinary shares will not be subject to U.S. Federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. Federal withholding tax on any dividends received on our ordinary shares or any gain recognized on a sale or other disposition of our ordinary shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s ordinary shares) unless:

•	the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of our ordinary shares, and the proceeds received on the disposition of our ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. proceeds from the sale, exchange, redemption or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their ordinary shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to our ordinary shares and proceeds from the sale of other disposition of our ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. Federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. Federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our ordinary shares, including the consequences of any proposed change in applicable laws.

MATERIAL INDIAN TAX CONSEQUENCES

The following is a general discussion of material Indian tax consequences of ownership and disposition of our registered ordinary shares for investors who are not residents in India as per the (Indian) Income Tax Act, 1961, as amended, or the IT Act. This discussion is based on the provisions of the IT Act as are in force as of the date of this Annual Report and interpretations thereof as pronounced in judicial precedents and is subject to change.

Also, as mentioned above, the Indian tax consequences summarized below are from the perspective of investors who are non-residents in Indian per the provisions of IT Act. Investors who qualify as residents in India shall remain liable for Indian taxes in respect of their global income.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL INDIAN TAX CONSEQUENCES IN RELATION TO THE OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES. FURTHER, THE DISCUSSION BELOW PROVIDES A SUMMARY OF THE TAX CONSEQUENCES UNDER THE IT ACT, AND INVESTORS MAY BE ENTITLED TO A MORE BENEFICIAL TAX TREATMENT UNDER TAX TREATIES THAT INDIA MAY HAVE ENTERED INTO WITH COUNTRIES OF RESIDENCE OF INDIVIDUAL INVESTORS.

WHILST IT IS BELIEVED THAT THE DISCUSSION BELOW REPRESENTS A REASONABLE INTERPRETATION OF THE RELEVANT PROVISIONS OF THE IT ACT, THERE CAN BE NO ASSURANCE (ESPECIALLY IN VIEW OF FACTS SPECIFIC TO A PARTICULAR INVESTOR) THAT THE REVENUE AUTHORITIES MAY AGREE WITH SUCH INTERPRETATIONS.

INVESTORS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS ON THE INDIAN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES UNDER INDIAN LAW, INCLUDING SPECIFICALLY CONSIDERING THE PROVISIONS OF TAX TREATY BETWEEN INDIA AND THEIR COUNTRY OF RESIDENCE.

Investors May be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares

Amendments introduced in 2012 to the IT Act, provided that income arising directly or indirectly through the sale of a capital asset being any share or interest in a company incorporated outside of India, will be subject to tax in India if such share or interest directly or indirectly derives its value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India (see Explanation 5 to section 9(1)(i) of the IT Act). Through amendments introduced in 2015, it has been provided that a share or an interest in an entity is said to derive its value substantially from assets located in India when the following two conditions are satisfied: (i) the value of the assets located in India owned directly or indirectly by an entity whose shares or interest are transferred exceeds INR 100 million and (ii) the value of assets located in India is at least 50% of the value of all assets owned by the entity whose shares or interest are the subject matter of transfer (see Explanation 6 to section 9(1)(i) of the IT Act). The value of the assets is computed on a fair value basis as per a specific method prescribed under the Income Tax Rules, 1962 (Rule 11UB). In case taxability is triggered under the aforesaid provisions, capital gains proportionate to the fair value of the Indian assets contributing in the value of the foreign entity whose shares are transferred are regarded as taxable in India. The manner of computing capital gains in such a scenario has been prescribed in the Income Tax Rules, 1962 (Rule 11UC).

As of the date of this Annual Report, our ordinary shares and warrants derive their value substantially from assets located in India, as defined under the IT Act. Hence, investors may be subject to Indian taxes on the income arising from the transfer of our ordinary shares/warrants subject to the provisions of respective tax treaties that India has entered into with their country of residence. The income shall be taxable as capital gains, which shall be computed as per the provisions of the IT Act.

However, the IT Act also contains an exemption with respect to alienation of shares by a transferor-investor, whose voting rights or share capital, either individually or along with its Associated Enterprises (as defined in the IT Act) at any time during the 12-month period preceding the date of sale does not exceed five percent of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

Provisions Relating to Long Term Capital Gains and Short Term Capital Gains

Gains arising from transfer of capital asset are charged to tax under the heading “capital gains.” A capital asset may either be a short-term or long-term capital asset, depending on the period of its holding.

Gains arising from a short-term capital asset are short-term capital gains and gains arising from long-term capital asset are long-term capital gains.

Short-term capital gains:

Shares which are not listed on a recognized stock exchange in India are regarded as short-term capital assets, if such shares are held for not more than two years immediately preceding the date of transfer (see section 2(42A) of the IT Act). Gains arising from the transfer of a short-term capital asset are taxed as short-term capital gains.

The rate of tax for short-term capital gains for a foreign company is 40% (plus applicable surcharge and cess) subject to the applicable tax treaty benefit.

For assessees other than foreign companies, the short-term capital gains are taxable at applicable slab rates as prescribed for the financial year.

Long-term capital gains:

Shares which are not listed on a recognized stock exchange in India are regarded as long-term capital assets, if such shares are held for more than two years immediately preceding the date of transfer (see section 2(29A) of the IT Act). Gains arising from the transfer of a long-term capital asset are taxed as long-term capital gains.

The rate of tax for long-term capital gains as per section 112(1)(c)(iii) of the IT Act is 10% (plus applicable surcharge and cess) subject to the applicable tax treaty benefit.

Carry Forward and Set Off Capital Loss

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the IT Act.

A long-term capital loss may be set off only against a long-term capital gain. A short-term capital loss may be set off against a short-term capital gain or long-term capital gain (see section 74 of the IT Act).

To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years (see section 74 of the IT Act).

In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Withholding Tax Obligation on the Purchaser of Our Securities

As per section 195 of the IT Act, every person making any payment to a non-resident, which is chargeable to tax in India is required to deduct tax at the appropriate rates at the time of payment or at the time of credit, whichever is earlier. Therefore, a payer would be required to deduct tax on payments at the rates in force in India or as per the applicable tax treaty, if the said sum is chargeable to tax in India.

Accordingly, any person responsible for making payment on purchase of our ordinary shares/warrants from an existing non-resident investor shall be liable to withhold taxes at source if the transferor is liable for Indian taxes on account of the transfer. It is pertinent to note that the payer has an obligation to withhold taxes only when the capital gains arising on transfer of our ordinary shares/warrants is chargeable to tax in India. Further, in case benefit of a tax treaty is taken into account by the non-resident transferor, then the Indian law prescribes documentation which the payer should maintain while withholding taxes.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company’s activities are exposed to variety of financial risk: credit risk, foreign currency risk and liquidity risk. The company’s senior management oversees the management of these risks. The company’s senior management ensures that the company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the company’s policies and risk objectives. The company reviews and agrees on policies for managing each of these risks which are summarized below:

Credit Risk.  Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The company is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each business unit subject to the company’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

See note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

Liquidity Risk.  Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, we aim to maintain flexibility in funding by keeping committed credit lines available.

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities.

Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign Currency Risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for sensitivity analysis relating to our exposure to foreign currency risk.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on their evaluation as of March 31, 2017, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

B. Management’s Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The current members of our audit committee are Sanjay Arora, Amit Bapna and Murlidhara Kadaba, with Mr. Bapna serving as its chairman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Amit Bapna is an “audit committee financial expert” as defined under the applicable rules of the SEC. The SEC and NASDAQ rules require that our audit committee be composed of at least three members, subject to certain permitted phase-in rules for newly public companies. See “Item 6. Directors, Senior Management and Employees — C. Board Practices” for the experience and qualifications of the members of the audit committee.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics, or the Code of Conduct. Our Code of Conduct documents the principles of conduct and ethics to be followed by our directors, officers and employees when conducting our business and performing their day-to-day duties. The purpose of our Code of Conduct is to promote honest and ethical conduct, compliance with applicable governmental rules and regulations, prompt internal reporting of violations of the Code of Conduct and a culture of honesty and accountability. A copy of the Code of Conduct has been provided to each of our directors, officers and employees who are required to acknowledge that they have received and will comply with the Code of Conduct. We intend to disclose any material amendments to the code, or any waivers of its requirements, in our public SEC filings and/or on our website in accordance with applicable SEC and NASDAQ rules and regulations. Our Code of Conduct can be found on our website at www.yatra.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by Ernst & Young Associates LLP, a firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2017, March 31, 2016 and March 31, 2015 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2017 and 2016.

	Fiscal
	2017		2016
Audit fees (audit and review of financial statements)	INR	18,417	INR	13,527
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)		3,348		28,742
Tax fees (other certifications and tax advisory services)		605		605
Total		22,370		42,874

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us during fiscal year 2017 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
12/19/2016 - 12/31/2016	NIL	NIL	NIL	NIL
1/1/2017 - 1/31/2017	NIL	NIL	NIL	NIL
2/1/2017 - 2/28/2017	18,892	INR 593.85	11,219,014	NIL
3/1/2017 - 3/31/2017	NIL	NIL	NIL	NIL
Total	18,892	593.85	11,219,014	NIL

(1) On January 12, 2017, the Board of Directors had accorded their consent to purchase the outstanding ordinary shares, par value $0.0001 per share of the Company from the employees and grantees in order to settle their tax obligations. We repurchased 18,892 ordinary shares at an average price of approximately INR 593.85 per share (excluding broker and transaction fees) in fiscal year 2017, respectively.

(2) The average price paid per share excludes broker and transaction fees.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. To date, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.

In accordance with Rule 5250(d)(1) under Nasdaq Marketplace Rules, we will post this Annual Report on Form 20-F on our company website at www.yatra.com. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

Item 18. FINANCIAL STATEMENTS

•	Our consolidated financial statements are included in this Annual Report at pages F-1 through F-57.

Item 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant’s Form F-4/A filed on November 15, 2016).
2.1	Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Form F-1/A filed on February 9, 2017).
2.2	Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Form F-1/A filed on February 9, 2017).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.2	Amended and Restated Investment Banking Letter Agreement, dated July 13, 2016, by and among the Registrant, Terrapin 3 Acquisition Corporation and Macquarie Capital (USA) Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.3	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.4#	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated December 19, 2015 (incorporated by reference to Exhibit 10.4 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.5	Warrant Subscription Agreement between the Registrant, Yatra Online Private Limited, THCL Travel Holding Cyprus Limited and Bennett Coleman & Co. Ltd., dated June 20, 2011 (incorporated by reference to Exhibit 10.5 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.6	Amendment, dated October 7, 2015, between the Registrant, Yatra Online Private Limited, THCL Travel Holding Cyprus Limited and Bennett Coleman & Co. Ltd., to the Warrant Subscription Agreement between the Registrant, Yatra Online Private Limited, THCL Travel Holding Cyprus Limited and Bennett Coleman & Co. Ltd., dated June 20, 2011 (incorporated by reference to Exhibit 10.6 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.7	Term Loan Agreement between Yatra Online Private Limited and Innoven Capital India Pvt. Ltd., dated November 27, 2013 (incorporated by reference to Exhibit 10.7 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.8	Memorandum Relating to Charge Over Fixed Deposits/Cash Deposits by Yatra Online Private Limited in favor of HDFC Bank Ltd., dated June 21, 2016 (incorporated by reference to Exhibit 10.8 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.9	Passenger Sales Agency Agreement between Yatra Online Private Limited and International Air Transport Association, dated July 26, 2006 (incorporated by reference to Exhibit 10.9 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.10	Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).
4.11	Agreement between Yatra Online Private Limited and Netmagic Solutions Private Limited, dated December 18, 2006 (incorporated by reference to Exhibit 10.11 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.12	System Supply and Implementation Agreement between Yatra Online Private Limited and Openjaw Technologies Limited, dated September 26, 2006 (incorporated by reference to Exhibit 10.12 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.13	Agreement between Yatra Online Private Limited and Quadlabs Technologies Pvt. Ltd., dated February 1, 2012 (incorporated by reference to Exhibit 10.13 to the Registrant’s Form F-4/A filed on November 21, 2016).

4.14	Term Loan Agreement between the Registrant and Macquarie Corporate Holdings Pty Limited, dated July 24, 2015 (incorporated by reference to Exhibit 10.14 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.15	Amendment, dated July 31, 2015, between the Registrant and Macquarie Corporate Holdings Pty Limited to Term Loan Agreement between Yatra Online Private Limited and Macquarie Corporate Holdings Pty Limited, dated July 24, 2015 (incorporated by reference to Exhibit 10.15 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.16#	Advertising Agreement, between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated June 20, 2011 (incorporated by reference to Exhibit 10.16 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.17	Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.18	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.19	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.20	Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.21	Letter Agreement, dated September 27, 2016, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.21 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.22#	Global Agreement, dated July 1, 2012, between Yatra Online Private Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 10.22 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.23	Preload Agreement, dated September 26, 2016, between Yatra Online Private Limited and Reliance Retail Ltd. (incorporated by reference to Exhibit 10.23 to the Registrant’s Form F-4/A filed on November 1, 2016).
4.24	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K filed on December 22, 2016).
4.25	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K filed on December 22, 2016).

4.26	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K filed on December 22, 2016).
4.27	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1 filed on January 23, 2017)
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.

Notes:

*	Filed herewith

**	Furnished herewith

#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 30, 2017

YATRA ONLINE, INC.

	By:	/s/ Dhruv Shringi
		Name:	Dhruv Shringi
		Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors of Yatra Online, Inc.

We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. as of March 31, 2017 and 2016 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Yatra Online, Inc. at March 31, 2017 and 2016 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Associates LLP

Gurgaon, India

June 30, 2017

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017

(Amount in thousands, except per share data and number of shares)

	Notes	March 31,
		2017	2017	2016	2015
		INR	USD	INR	INR
		(refer to Note 2.4)
Revenue
Rendering of services	8	9,021,613	139,387	8,123,508	6,352,691
Other revenue	9	323,535	4,999	214,524	175,003
Total revenue		9,345,148	144,386	8,338,032	6,527,694
Other income	10	48,357	747	40,879	53,293
Service cost		4,190,896	64,751	4,171,366	3,140,865
Personnel expenses	11	2,104,723	32,519	1,515,581	1,155,332
Marketing and sales promotion expenses		2,457,242	37,965	1,687,542	1,471,126
Other operating expenses	12	2,228,472	34,431	1,975,636	1,590,188
Depreciation and amortization	13	275,587	4,258	233,703	208,939
Results from operations		(1,863,415)	(28,791)	(1,204,917)	(985,463)
Share of loss of joint venture	14	(9,441)	(146)	(11,802)	(11,005)
Finance income	15	369,269	5,705	95,072	93,559
Finance costs	16	(149,863)	(2,315)	(115,140)	(87,578)
Loss before exceptional items and income taxes		(1,653,450)	(25,547)	(1,236,787)	(990,487)
Exceptional items	44	(4,242,526)	(65,548)	-	-
Loss before income taxes		(5,895,976)	(91,095)	(1,236,787)	(990,487)
Income tax (expense)/credit	17	(40,987)	(633)	(6,515)	42,720
Loss for the period		(5,936,963)	(91,728)	(1,243,302)	(947,767)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan	31	(8,140)	(126)	(9,403)	(3,269)

Items that are or may be reclassified subsequently to profit or loss in subsequent periods (net of taxes)
Foreign currency translation differences	31	44,997	695	(18,615)	(4,037)
Other comprehensive income/(loss) for the period, net of tax		36,857	569	(28,018)	(7,306)
Total comprehensive loss for the period, net of tax		(5,900,106)	(91,159)	(1,271,320)	(955,073)

Loss attributable to :
Owners of the Parent Company		(5,901,483)	(91,180)	(1,218,824)	(936,504)
Non-Controlling interest		(35,480)	(548)	(24,478)	(11,263)
Loss for the period		(5,936,963)	(91,728)	(1,243,302)	(947,767)

Total comprehensive loss attributable to :
Owners of the Parent Company		(5,864,482)	(90,609)	(1,246,632)	(943,755)
Non-Controlling interest		(35,624)	(550)	(24,688)	(11,318)
Total comprehensive loss for the period		(5,900,106)	(91,159)	(1,271,320)	(955,073)

Loss per share	18
Basic		(237.89)	(3.68)	(58.10)	(47.98)
Diluted		(237.89)	(3.68)	(58.10)	(47.98)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position as at March 31, 2017

(Amount in thousands, except per share data and number of shares)

	Notes	March 31,2017		March 31,2016
		INR	USD	INR
		(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	141,646	2,188	126,563
Intangible assets and goodwill	20	1,609,103	24,861	1,411,104
Prepayments and other assets	21	4,935	76	-
Other financial assets	22	82,177	1,270	110,558
Other non financial assets	23	82,404	1,273	43,783
Deferred tax asset	24	35,874	554	40,443
Total Non-current assets		1,956,139	30,222	1,732,451

Current assets
Inventories		14,222	220	11,933
Trade and other receivables	25	1,970,375	30,443	1,362,838
Prepayments and other assets	21	744,490	11,503	566,309
Income tax recoverable		292,763	4,523	266,879
Other current financial assets	26	3,063,815	47,337	1,023,952
Cash and cash equivalents	27	1,532,629	23,680	389,664
Total current assets		7,618,294	117,706	3,621,575
Total assets		9,574,433	147,928	5,354,026

Equity and liabilities
Equity
Share capital	28	633	10	27
Share premium	28	14,438,936	223,086	121,203
Treasury shares	28	(54,371)	(840)	-
Preference Shares
Share capital	29	-	-	196
Share premium	29	-	-	6,179,568
Other capital reserve	30	733,448	11,332	174,820
Accumulated deficit		(12,003,430)	(185,457)	(6,023,690)
Foreign currency translation reserve	31	22,271	344	(22,652)
Total equity attributable to equity holders of the Company		3,137,487	48,475	429,472
Total non controlling Interest		52,082	805	11,586
Total equity		3,189,569	49,280	441,058

Non-current liabilities
Borrowings	32	30,902	477	368,859
Trade and other payables	33	-	-	214,606
Employee benefits	34	55,207	853	42,605
Deferred revenue	35	458,703	7,087	711,329
Other financial liabilities	36	4,979	77	36,997
Other non financial liability	37	3,598	56	49,504
Total Non-current liabilities		553,389	8,550	1,423,900

Current liabilities
Borrowings	32	13,974	216	100,574
Trade and other payables	33	3,148,544	48,646	2,053,218
Employee benefits	34	49,147	759	33,416
Deferred revenue	35	539,562	8,336	647,518
Other taxes payable		14,563	225	-
Other financial liabilities	36	1,450,623	22,413	123,225
Other current liabilities	38	615,062	9,503	531,117
Total current liabilities		5,831,475	90,098	3,489,068
Total liabilities		6,384,864	98,648	4,912,968
Total equity and liabilities		9,574,433	147,928	5,354,026

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital* (Note 28)	Equity share premium* (Note 28)	Preference share capital (Note 29)	Preference share premium (Note 29)	Treasury shares (Note 28)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at March 31, 2016	27	121,203	196	6,179,568	-	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

Loss for the year	-	-	-	-	-	(5,901,483)	-	-	(5,901,483)	(35,480)	(5,936,963)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	-	44,997	44,997	-	44,997
Remeasurement loss on defined benefit plan	-	-	-	-	-	(7,998)	-	-	(7,998)	(142)	(8,140)
Total other comprehensive loss	-	-	-	-	-	(7,998)	-	44,997	36,999	(142)	36,857

Total comprehensive loss	-	-	-	-	-	(5,909,481)	-	44,997	(5,864,484)	(35,622)	(5,900,106)

Share based payments	-	-	-	-	-	8,614	578,318	-	586,932	-	586,932
Exercise of options	1	24,502	-	-	7,230	-	(19,690)	(74)	11,969	-	11,969
Issue of treasury shares	1	50,381	-	-	(50,382)	-	-	-	-	-	-
Own shares repurchase	-	-	-	-	(11,219)	-	-	-	(11,219)	-	(11,219)
Issue of share capital	18	1,670,878	-	-	-	-	-	-	1,670,896	-	1,670,896
Capital transaction involving the issuance of shares pursuant to business combination**	48	6,474,085	-	-	-	-	-	-	6,474,133	-	6,474,133
Preference shares converted into ordinary shares	538	6,179,226	(196)	(6,179,568)	-	-	-	-	-	-	-
Transaction cost**	-	(81,339)	-	-	-	-	-	-	(81,339)	-	(81,339)
Contingent dividend	-	-	-	-	-	(2,755)	-	-	(2,755)	-	(2,755)
Change in non controlling interest***	-	-	-	-	-	(76,118)	-	-	(76,118)	76,118	-
Total contribution by owners	606	14,317,733	(196)	(6,179,568)	(54,371)	(70,259)	558,628	(74)	8,572,499	76,118	8,648,617

Balance as at March 31, 2017	633	14,438,936	-	-	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

*33.83 million ordinary shares, with par value of USD 0.0001, includes 3.159 million numbers of Class “F” shares issued as part of the business combination, with conversion ratio of 0.00001 and par value of USD 0.0001.

** Refer to Note 43.

***Change in non controlling interest represents shares of a subsidiary issued to the Parent Company, The percentage holding of the Parent is 98.20% as of March 31, 2017 (97.85%— March 31, 2016) (refer to Note 6)

	Attributable to shareholders of the Parent Company
	Equity share capital* (Note 28)	Equity share premium* (Note 28)	Preference share capital (Note 29)	Preference share premium (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	728,206	6,752	734,958

Loss for the year	-	-	-	-	(1,218,824)	-	-	(1,218,824)	(24,478)	(1,243,302)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(18,615)	(18,615)	-	(18,615)
Remeasurement loss on defined benefit plan	-	-	-	-	(9,193)	-	-	(9,193)	(210)	(9,403)
Total other comprehensive loss	-	-	-	-	(9,193)	-	(18,615)	(27,808)	(210)	(28,018)

Total comprehensive loss	-	-	-	-	(1,228,017)	-	(18,615)	(1,246,632)	(24,688)	(1,271,320)

Share based payments	-	-	-	-	-	19,370	-	19,370	-	19,370
Issue of share capital	-	-	17	827,858	-	-	-	827,875	-	827,875
Transaction with non controlling interest*	-	-	-	-	100,653	-	-	100,653	29,522	130,175

Total contribution by owners	-	-	17	827,858	100,653	19,370	-	947,898	29,522	977,420

Balance as at March 31, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

*Transaction with non controlling interest represents shares of a subsidiary issued to stakeholders outside the Group. The percentage holding of the Parent is 97.85% as of March 31, 2016 (98.70%— March 31, 2015).

	Attributable to share holders of the company
	Equity share capital (Note 28)	Equity share premium (Note 28)	Preference share capital (Note 29)	Preference share premium (Note 29)	Accumulated Deficit	Other capital reserve (Note 30)	Foreign Currency Translation Reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2014	27	121,203	179	5,351,710	(4,087,658)	123,709	-	1,509,170	-	1,509,170

Loss for the year	-	-	-	-	(936,504)	-	-	(936,504)	(11,263)	(947,767)
Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(4,037)	(4,037)	-	(4,037)
Remeasurement loss on defined benefit plan	-	-	-	-	(3,214)	-	-	(3,214)	(55)	(3,269)
Total other comprehensive loss	-	-	-	-	(3,214)	-	(4,037)	(7,251)	(55)	(7,306)

Total comprehensive loss	-	-	-	-	(939,718)	-	(4,037)	(943,755)	(11,318)	(955,073)

Share based payments	-	-	-	-	-	31,741	-	31,741	-	31,741
Transaction with non controlling interest*	-	-	-	-	131,050	-	-	131,050	18,070	149,120
Balance as at March 31, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	728,206	6,752	734,958

*Transaction with non controlling interest represents shares of a subsidiary issued to stakeholders outside the Group. The percentage holding of the Parent is 98.70% as of March 31, 2015 (100%— March 31, 2014).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of cash flows for the year ended March 31, 2017

(Amount in thousands, except per share data and number of shares)

	Notes	March 31,
		2017	2017	2016	2015
		INR	USD	INR	INR
		(refer to Note 2.4)
Cash flows from operating activities:
Loss before tax		(5,895,976)	(91,095)	(1,236,787)	(990,487)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	275,587	4,258	233,703	208,939
Listing expenses	44	4,069,760	62,879	-	-
Contingent dividend	44	292	5	-	-
Finance income	15	(134,097)	(2,072)	(94,345)	(89,462)
Finance costs	16	119,331	1,844	81,591	55,495
Unrealized foreign exchange loss/(gain)	16	4,205	65	4,524	(13,829)
Loss/(gain) on disposal of property, plant and equipment	10,19	(622)	(10)	212	(739)
Change in fair value of warrants	15	(230,111)	(3,555)	3,167	(85)
Excess provision written back	10	(43,790)	(677)	(36,096)	(46,560)
Advances /provision written off	12	12,047	186	7,179	604
Trade and other receivables written-off	12	80,193	1,239	106,933	162,909
Share of loss of joint venture	14	9,441	146	11,802	11,005
Share-based payment expense	11	586,932	9,068	19,370	31,741
Working capital changes:
Increase in trade and other receivables		(889,875)	(13,749)	(213,369)	(268,628)
Increase in inventories		(3,086)	(48)	(2,546)	(5,378)
Increase in trade and other payables		508,345	7,854	731,366	604,576
Direct taxes paid (net of refunds)		(58,396)	(902)	(76,607)	(43,083)
Net cash used in operating activities		(1,589,820)	(24,564)	(459,903)	(382,982)

Cash flows from investing activities:
Investment in joint venture	14	(3,000)	(46)	(7,800)	(7,500)
Purchase of property, plant and equipment	19	(65,055)	(1,005)	(68,672)	(52,631)
Proceeds from sale of property, plant and equipment		2,975	46	780	4,438
Purchase/development of intangible assets	20	(408,643)	(6,314)	(239,098)	(172,970)
Investment in term deposits		(10,292,660)	(159,025)	(3,633,540)	(1,072,163)
Proceeds from term deposits		8,374,026	129,381	3,465,629	1,608,668
Interest received	15	11,829	183	7,152	12,339
Net cash (used in)/ from investing activities		(2,380,528)	(36,780)	(475,549)	320,181

Cash flows from financing activities:
Repurchase of own shares	28	(11,219)	(173)	-	-
Issuance of shares pursuant to Business Combination (net of transaction cost)	43	3,970,168	61,340	-	-
Proceeds from issue of share capital		1,675,773	25,891	846,283	-
Acquisition by non controlling interest		-	-	130,175	149,120
Proceeds from borrowings	32	-	-	726,616	170,000
Repayment of borrowings	32	(436,210)	(6,740)	(497,684)	(231,551)
Repayment of vehicle loan	32	(15,480)	(239)	(11,487)	(396)
Interest paid on term loan	16	(29,969)	(463)	(32,211)	(33,776)
Interest paid on vehicle loan	16	(3,308)	(51)	(2,485)	(1,472)
Interest paid on bank overdraft	16	(14,143)	(219)	(15,186)	(6,599)
Net cash from financing activities		5,135,612	79,346	1,144,021	45,326

Net increase/(decrease) in cash and cash equivalents		1,165,264	18,002	208,569	(17,475)

Yatra Online, Inc.

Consolidated statement of cash flows for the year ended March 31, 2017- (continued)

(Amount in thousands, except per share data and number of shares)

	Notes	March 31,
		2017	2017	2016	2015
		INR	USD	INR	INR
		(refer to Note 2.4)
Effect of exchange differences on cash and cash equivalents		(22,299)	(342)	(39,929)	21,658
Cash and cash equivalents at the beginning of the year		389,664	6,020	221,024	216,841
Closing cash and cash equivalents at the end of the year		1,532,629	23,680	389,664	221,024

Components of cash and cash equivalents:
Cash on hand		1,105	17	2,659	2,802
Balances with banks
On current account		1,230,028	19,005	263,016	133,397
Credit card collection in hand		271,125	4,189	123,989	98,275
Cash in transit		30,371	469	-	-
Total cash and cash equivalents	27	1,532,629	23,680	389,664	234,474
Less: Bank overdrafts		-	-	-	(13,450)
Total cash and cash equivalents		1,532,629	23,680	389,664	221,024

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

1.	Corporate information

Yatra Online, Inc. (the “Parent Company”) together with its subsidiaries (collectively, “the Company” or the “Group”) and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India, the United States and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is domiciled and incorporated in Cayman Island; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. Information on the Group structure is provided in Note 6.

On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation (“Terrapin” or “TRTL”). Terrapin is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 (USD 212,750) in its IPO in July, 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently TRTL parent merged with and into the Parent Company. Information on business combination is provided in Note 43.

2.	Significant accounting policies

2.1	Basis of preparation

The consolidated financial statements for March 31, 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The consolidated financial statements of the Company for the year ended March 31, 2017 were authorized for issuance by the Group’s board of directors on June 30, 2017.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

Certain reclassifications have been made in the consolidated financial statements of prior periods to conform to the classifications used in the current period. The impact of such reclassification on the consolidated financial statement is not material.

2.2	New standards, interpretations and amendments adopted by the Group

Amendments to IAS 1: Amendments Resulting from the Disclosure Initiative

In December 2014, IASB issued Amendments to IAS 1 Presentation of Financial Statements with respect to disclosure requirements. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.

The Group has evaluated and the adoption of the amendments does not have any significant impact on the consolidated financial statements.

Amendments to IAS 19: Employee Benefits

In September 2014, IASB issued Amendments to IAS 19 Employee Benefits. The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used.

The Group has evaluated and the adoption of the amendments does not have any significant impact on the consolidated financial statements.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries as disclosed in Note 6.

A subsidiary is an entity controlled by the Group. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Subsidiaries are fully consolidated from the date on which the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies and accounting period in line with those used by the Group. All intra-group transactions, balances, income and expenses and cash flows are eliminated on consolidation.

Non-controlling interests is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the business combination and the non-controlling interests’ share of changes in equity since that date.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

2.4	Foreign currencies

The Group’s presentation currency is Indian national rupee (INR). The Parent Company’s functional currency is United States dollar (USD). The Company’s operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2017 and March 31, 2016, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transactions first qualify for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss.

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2017, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017 and consolidated statement of cash flows for year ended March 31, 2017 were converted into USD at the exchange rate of 64.72 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS.

2.5	Summary of significant accounting policies

Joint ventures

The Group’s investment in its joint venture is accounted for using the equity method.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Under the equity method, the investment in the joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. The statement of profit or loss and other comprehensive loss reflects the Group’s share of the results of operations of the joint venture. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group.

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as ‘Share of loss of a joint venture’ in the statement of profit or loss.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition-related costs are expensed as incurred in statement of profit or loss.

When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for Non-controlling Interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s Cash Generating Units (CGUs) (refer to Note 20) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Business combinations which do not fall under the scope as defined under IFRS 3, are accounted in accordance with relevant International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and other relevant pronouncements.

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and revenue can be reliably measured. Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment. The Group assesses its revenue arrangement against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets and as principal in case of sale of holiday packages.

The Group provides travel products and services to leisure, corporate travelers (B2E – Business to Enterprise) and B2B2C (Business to Business to Consumer) agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of departure for outbound tours and packages and on completion of tour for inbound tours.

Air Ticketing

Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee are recognized on earned basis.

Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of periods.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Hotels and Packages

Revenue from hotel reservation is recognized as an agent on a net commission earned basis.

Revenue from packages are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotel, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis.

Revenue is recognized net of cancellations received during the period, refunds, and service taxes.

Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

The Group receives upfront fee from Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

Marketing and sales promotion expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services. Such costs are the amounts paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Additionally, the Group also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Finance income and expenses

Finance income comprises interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in the statement of profit or loss, using the effective interest rate method (EIR).

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, and impairment losses recognized on financial assets. Interest expense is recognized in the statement of profit or loss using EIR.

Taxes

Current tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss and other comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside consolidated statement of profit or loss and other comprehensive loss is recognized. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority.

Minimum Alternative Tax

Minimum Alternative Tax (‘MAT’) expense under the provisions of the Income-tax Act, 1961 is recognized as an asset in the statement of financial position when it is probable that future economic benefit associated with it in the form of adjustment of future income tax liability, will flow to the Company and the asset can be measured reliably. MAT credit entitlement is set off to the extent allowed in the year in which the Company becomes liable to pay income taxes at the enacted tax rates. MAT credit entitlement is reviewed on every period end and is written down to reflect the amount that is reasonably certain to be set off in future years against the future income tax liability. MAT credit entitlement is included as part of deferred tax asset.

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized in the statement of profit or loss as incurred.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss and other comprehensive loss when the asset is derecognized.

Depreciation is calculated on straight line basis using the rates arrived at based on the estimated useful lives of the assets as follows:

Computer and peripherals	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Vehicles	Term of loan/lease or useful life (5-7 years as applicable) whichever is shorter.

Leasehold improvements are amortized over the lower of primary lease period or economic useful life.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization (calculated on a straight-line basis over their useful lives) and accumulated impairment losses, if any.

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognized in the statement of profit or loss and other comprehensive income in the period in which the expenditure is incurred.

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

• The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

• Its intention to complete and its ability and intention to use or sell the asset

• How the asset will generate future economic benefits

• The availability of resources to complete the asset

• The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit in the statement of profit or loss and other comprehensive loss.

Goodwill is initially recognized at cost and is subsequently measured at cost less any accumulated impairment losses.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss recognized in the statement of profit or loss and other comprehensive loss on disposal.

Intangible assets with finite life are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in the statement of profit or loss.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Intangible assets are amortized as below:

Agent / Supplier relationships	2.5 – 10 years
Non-compete agreements	6.5 years
Trademarks	10 – 20 years
Intellectual property rights	3 years
Computer software and websites	3 to 10 years or license period, whichever is shorter

Leases

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership by the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss.

A leased asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to- maturity investments or available-for-sale (AFS), as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Subsequent measurement

Financial assets measured at amortized cost

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss

This category applies to trade and other receivables, term deposits, security deposits and employee loans. For more info on receivables, refer to Note 25.

Impairment of financial assets

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events has occurred since the initial recognition of the asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss. Interest income (recorded as finance income in the statement of profit or loss) continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the statement of profit or loss.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings or payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing borrowings including bank overdrafts and share warrants.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include share warrants for which gain or loss is routed through profit or loss. For more details on share warrants, refer to Note 32.

Loans and borrowing

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in the statement of profit or loss. This category applies to interest-bearing borrowings, trade and other payables.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium. Share options exercised during the reporting period are satisfied with treasury shares.

Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks, payment gateways and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on FIFO (First in First out) basis and net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories include tickets for amusement parks.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually or when there are indicators that an asset may be impaired, for impairment. Assets that are subject to depreciation and amortization are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or when annual impairment testing for an asset is required. Such circumstances include, though are not limited to, significant or sustained decline in revenues or earnings and material adverse changes in the economic environment.

Impairment test for goodwill is performed at the level of each CGU or groups of CGUs expected to benefit from acquisition-related synergies and represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Fair value less costs to sell is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, less the costs of disposal. Impairment losses, if any, are recognized in the statement of profit or loss as a component of depreciation and amortization expense.

An impairment loss in respect of goodwill is not reversed. Other impairment losses are only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognized.

Compound instruments

Compound financial instruments issued by the group comprise of non-redeemable convertible preference share that can be converted to equity shares at the option of the holder.

The Group classifies financial instrument as equity if the instrument includes no contractual obligation to deliver cash or other financial asset to the holder and will be settled in fixed numbers of the Parent Company’s own equity instruments.

Provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, that is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the statement of profit or loss.

Contingent liabilities are recognized at their fair value only, if they were assumed as part of a business combination. Contingent assets are not recognized. However, when the realization of income is virtually certain, then the related asset is no longer a contingent asset, and is recognized as an asset. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

Employment benefit plan

The Group's post-employment benefits include defined benefits plan and defined contribution plans. The Group also provides other benefits in the form of deferred compensation and compensated absences.

Under the defined benefit retirement plan, the Group provides obligation in the form of Gratuity under the Indian Payment of Gratuity Act 1972. Under the plan, a lump sum payment is made to eligible employees at retirement or termination of employment based on respective employee’s salary and years of service with the Group.

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognized as an asset or liability in the statement of financial position. Scheme liabilities are calculated using the projected unit credit method and applying the principal actuarial assumptions as at the date of statement of financial position. Plan assets are assets that are qualifying insurance policies.

All expenses excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in the statement of profit or loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurement are not re-classified to profit or loss in subsequent years. The amount charged to the statement of profit or loss and other comprehensive loss in respect of these plans is included within personnel expenses.

The Group's contribution's to defined contribution plans are recognized in statement of profit or loss and other comprehensive loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

The employees of the Group are entitled to compensated absences. The employees can carry forward up to the specified portion of the unutilized accumulated compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Group records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Group measures the expected cost of compensated absences as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Group recognizes accumulated compensated absences based on actuarial valuation. Non-accumulating compensated absences are recognized in the period in which the absences occur. The Group recognizes actuarial gains and losses arising from liability for compensated absence are immediately recorded in the statement of profit or loss.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Share-based payments/ Restricted Stock Units (RSU’s)

Employees (including senior executives) of the Group receive part of their remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using Black-Scholes valuation model, further details of which are given in Note 30.

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

Earnings (loss) per share

The Group’s Earnings (Loss) per Share (‘EPS’) is determined based on the net profit attributable to the shareholders’ of the parent company. Basic EPS is computed using the weighted average number of shares outstanding during the year.

Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year including convertible preference shares, share options and warrants (using the treasury stock method for options and warrants), except where the result would be anti-dilutive.

If the number of ordinary or potential ordinary shares outstanding increase as a result of a capitalization, bonus issue or share split, or decrease as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented is adjusted respectively, further details of which are given in Note 18

Exceptional Items

Exceptional items refer to items of income or expense within the statement of profit or loss and other comprehensive loss from ordinary activities which are non-recurring and are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group , further details of which are given in Note 44.

3.	Standards and interpretations issued but not effective

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.

The effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Retrospective application is required, but comparative information is not compulsory. The Group is required to adopt the standard by the financial year commencing April 1, 2018. The Group is currently evaluating the requirements of IFRS 9, on its consolidated financial statements and related disclosures.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

IFRS 15 Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018. The Group is yet to evaluate the impact of IFRS 15 on its consolidated financial statements and related disclosures.

IFRS 16 Leases

In January 2016, IASB issued standard, IFRS 16 Leases. IFRS 16 supersedes IAS 17 Leases; IFRIC 4 Determining whether an Arrangement contains a Lease; SIC-15 Operating Leases—Incentives; and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The previous accounting model for leases required lessees and lessors to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The effective date of IFRS 16 is annual periods beginning on or after January 1, 2019. Earlier adoption of the Standard is permitted if IFRS 15 Revenue from Contracts with Customers is adopted at or before the date of initial application of IFRS 16. The Group is required to adopt the standard by the financial year commencing April 1, 2019. The Group is currently evaluating the requirements of IFRS 16 on its consolidated financial statements and related disclosures.

IAS 7 Statement of Cash Flow

In January 2016, IASB issued the amendment to IAS 7 Statement of Cash Flows. The amendment is intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. The amendment requires entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses).

The effective date of IAS 7 is annual periods beginning on or after 1 January 2017 with early adoption permitted. The Group is required to adopt the standard by the financial year commencing April 1, 2017. The Group is currently evaluating the requirements of IAS 7, and the effect on its consolidated financial statements.

IAS 12 Income Taxes

In January 2016, IASB issued the amendment to IAS 12 Income Taxes. The amendment is intended to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. An entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

The effective date of IAS 12 is annual periods beginning on or after 1 January 2017. Entities are required to apply the amendment retrospectively. However, on initial application of the amendment, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Early application of amendment is permitted. The Group is required to adopt the standard by the financial year commencing April 1, 2017. The Group is currently evaluating the requirements of IAS 12, and the effect on its consolidated financial statements.

IFRS 2 Share Based Payment

In June 2016, IASB issued the amendments to IFRS 2 Share Based Payment, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification.

Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, IASB issued IFRS interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, IASB issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

4.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities in future periods.

4.1	Significant judgements in applying the Group’s accounting policies

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of functional currency

Each entity in the Group determines its own functional currency (the currency of the primary economic environment in which the entity operates) and items included in the financial statements of each entity are measured using that functional currency. IAS 21, “The Effects of Changes in Foreign Exchange Rates” prescribes the factors to be considered for the purpose of determination of functional currency. However, in respect of parent company and certain intermediary foreign operations of the Group, the determination of functional currency might not be very obvious due to mixed indicators like the source of financing, the functional currency of the shareholders, the currency in which the borrowings have been raised and the extent of autonomy enjoyed by the foreign operation. In such cases management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4.2	Significant accounting estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

f)	Impairment reviews

An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management’s expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgement is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

The Group prepares and internally approves formal five year plans, as applicable, for its businesses and uses these as the basis for its impairment reviews. The consistent use of such robust five year information for management reporting purpose, the Group uses five year plans for the purpose of impairment testing. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

The key assumptions used to determine the recoverable amount for the CGUs, including sensitivity analysis, are disclosed and further explained in Note 20.

The Group tests goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

g)	Allowance for uncollectible trade receivables and advances

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Additionally, a large number of minor receivables is grouped into homogeneous groups and assessed for impairment collectively. Individual trade receivables are written off when management deems them not to be collectible.

h)	Loyalty programs

The Group estimates revenue allocation between the loyalty programme and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Also refer to Note 35- Deferred revenue for movement.

i)	Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, future tax planning strategies and recent business performances and developments. The Group has not recognized deferred tax asset on unused tax losses and temporary differences in most of the subsidiaries of the Group.

Also refer to Note 24- Deferred taxes for computation.

j)	Defined benefit plans

The costs of post retirement benefit obligation under the Gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increase, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Also refer to Note 34 for assumptions and sensitivity.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

5. Segment information

For management purposes, the Group is organized into Lines of Business (LOBs) based on its products and services and has following reportable segments. The LOBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LOBs, Chief Executive Officer (CEO) reviews internal management reports. Accordingly, the Chief Executive Officer (CEO) is construed to be the Chief Operating Decision Maker (CODM). Segment Revenue Less Service Cost from each LOB's are reported and reviewed by the CODM on a monthly basis.

1.	Air Ticketing: Through internet and mobile based platform and call-centers , the Group provides the facility to book and service international and domestic air tickets to ultimate customer through B2C (Business to Consumer) and B2B2C (Business to Business to Consumer) channel. Both these channels share similar characteristics as they are engaged in facilitation of air tickets. Management believes that it is appropriate to aggregate these two channels as one reporting segment due to the similarities in the nature of business.

2.	Hotels and Packages: Through internet and mobile based platform, call-centers and branch offices, the Group provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a group developed tour and package is assigned to the hotels and packages segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and accordingly management believes that it is appropriate to aggregate these services as one reporting segment due to the similarities in the nature of services.

3.	Other operations primarily include the advertisement income from hosting advertisements on its internet websites, income from sale of rail and bus tickets and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Information about Reportable Segments:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31,			March 31,			March 31,			March 31,
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenue (includes other revenue)	3,656,976	2,876,688	2,331,028	5,314,749	5,217,934	4,007,138	373,423	243,410	189,528	9,345,148	8,338,032	6,527,694
Service cost	-	-	-	(4,190,896)	(4,171,366)	(3,140,865)	-	-	-	(4,190,896)	(4,171,366)	(3,140,865)
Segment results	3,656,976	2,876,688	2,331,028	1,123,853	1,046,568	866,273	373,423	243,410	189,528	5,154,252	4,166,666	3,386,829

Other income										48,357	40,879	53,293
Unallocated expenses										(6,790,437)	(5,178,759)	(4,216,646)

Operating loss (before depreciation and amortization)										(1,587,828)	(971,214)	(776,524)
Finance costs										(149,863)	(115,140)	(87,578)
Depreciation and amortization										(275,587)	(233,703)	(208,939)
Finance income										369,269	95,072	93,559
Share of loss of joint venture										(9,441)	(11,802)	(11,005)
Exceptional items (refer to Note 44)										(4,242,526)	-	-

Loss before tax										(5,895,976)	(1,236,787)	(990,487)
Income tax (expense)/benefit										(40,987)	(6,515)	42,720
Net loss										(5,936,963)	(1,243,302)	(947,767)

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Geographical information:

Given that Company's products and services are available on a technology platform to customers globally, consequently the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets:

	Non-current assets*
	March 31, 2017	March 31, 2016
USA	-	6,135
India	1,734,022	1,507,892
Others	16,727	23,640
Total	1,750,749	1,537,667

*Non-current assets presented above represent property, plant and equipment and intangible assets and goodwill.

Major customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

6. Group information

The consolidated financial statements of the Group include:

Information about Group subsidiaries:

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2017		March 31, 2016
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	****	-
Yatra USA, LLC	Travel and Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel and Travel related services	Singapore	100		100
ACD Tours and Travel SDN. BHD. (Malaysia)*	Travel and Travel related services	Malaysia	-		100
Middle East Travel Management Company Private Limited	Travel and Travel related services	India	100		100
Yatra Online Private Limited	Travel and Travel related services	India	98.20	***	97.85	**
Yatra Corporate Hotel Solutions Private Limited (formerly known as Intech Hotel Solutions Pvt. Ltd.)	Travel and Travel related services	India	98.20	***	97.85	**
TSI Yatra Private Limited (formerly known as TSI-Travel Services International Pvt. Ltd.)	Travel and Travel related services	India	98.20	***	97.85	**
Yatra TG Stays Private Limited (formerly known as D.V. Travels Guru Pvt. Ltd.)	Travel and Travel related services	India	98.20	***	97.85	**
Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)	Travel and Travel related services	India	98.20	***	97.85	**

* ACD Tours and Travel SDN. BHD. (Malaysia) incorporated as a subsidiary of Asia Consolidated DMC Pte. Ltd. is liquidated during the financial year ended March 31, 2017.

** Remaining shares of 2.15% are held by the minority shareholders as at March 31, 2016.

*** Remaining shares of 1.80% are held by the minority shareholders as at March 31, 2017.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

**** Includes 31.74% Class F shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F shares in the Company having no economic value and have an exchange right to acquire ordinary shares of the Company.

Joint venture

The Group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2016: 50%). For more detail, refer to Note 14.

7. Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

Fair values

The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	March 31,		March 31,
	2017	2016	2017	2016
Financial assets
Assets carried at amortized cost
Trade and other receivables	1,970,375	1,362,838	1,970,375	1,362,838
Cash and cash equivalents	1,532,629	389,664	1,532,629	389,664
Term deposits	3,027,861	1,024,890	3,027,861	1,024,890
Other financial assets	120,057	113,254	120,057	113,254
Total	6,650,922	2,890,646	6,650,922	2,890,646

Financial liabilities
Liabilities carried at fair value
Share warrants	1,337,418	6,997	1,337,418	6,997
Contingent dividend	2,913	-	2,913	-
Total	1,340,331	6,997	1,340,331	6,997

Liabilities carried at amortized cost
Trade and other payables	3,148,544	2,267,824	3,148,544	2,267,824
Borrowings	44,877	469,433	44,877	469,433
Other liabilities	245,978	238,688	245,978	238,688
Total	3,439,399	2,975,945	3,439,399	2,975,945

Fair value hierarchy

The table below analysis financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Assets for which fair value is disclosed
Term deposits	-	3,027,861	-	3,027,861
Other financial assets	-	120,057	-	120,057
Total assets	-	3,147,918	-	3,147,918

Liabilities carried at fair value
Warrants	1,335,189	-	2,229	1,337,418
Contingent dividend (refer to Note 36)	-	-	2,913	2,913
Liabilities carried at amortized cost
Borrowings	-	44,877	-	44,877
Total liabilities	1,335,189	44,877	5,142	1,385,208

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Assets for which fair value is disclosed
Term deposits	-	1,024,890	-	1,024,890
Other financial assets	-	113,254	-	113,254
Total assets	-	1,138,144	-	1,138,144

Liabilities carried at fair value
Warrants	-	-	6,997	6,997
Liabilities carried at amortized cost
Borrowings	-	469,433	-	469,433
Total liabilities	-	469,433	6,997	476,430

There were no transfers between Level 1, Level 2 and Level 3 during the year ended March 31, 2017.

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2017 and March 31, 2016 as well as the significant unobservable inputs used.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
A. Financial instruments measured at fair value:

Warrants	Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.	Expected term : 3.16 years Risk free rate : 1.56%	The estimated fair value would increase (decrease) if: • the expected term were higher (lower) • the risk free rate were higher (lower)

Quoted warrants	Fair market value	-	-

Contingent dividend	Fair value - simulation model	Discounting period : 1.13 to 1.62 years Risk free rate : 2.81%	The estimated fair value would increase (decrease) if: • the expected discounting period were higher (lower) • the risk free rate were higher (lower)

B. Financial instruments for which fair value is disclosed:

Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	-

Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows.	-

Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows.	-

Below is reconciliation of fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

	April 1, 2015	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2016	Acquired liability (refer to Note 43)	Charge to profit or loss and other comprehensive loss	Charge to equity	Effects of movements in foreign exchange rates	Converted to equity	March 31, 2017
Silicon Valley Bank – Convertible Preference shares - Series D	2,029	(64)	122	2,087	-	2,006	-	-	(4,093)	-
Silicon Valley Bank - Convertible Preference shares - Series E	1,536	(38)	93	1,591	-	1,557	-	-	(3,148)	-
Macquarie Corporate Holdings Pty Limited - Ordinary Warrants	-	3,269	50	3,319	-	(1,463)	-	373	-	2,229
Quoted Warrants	-	-	-	-	1,631,672	(232,211)		(64,273)		1,335,189
Contingent dividend	-	-	-	-	-	292	2,755	(134)	-	2,913
Total	3,565	3,167	265	6,997	1,631,672	(229,819)	2,755	(64,034)	(7,241)	1,340,331

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

8. Revenue from rendering of services

	March 31,
	2017	2016	2015
Air Ticketing	3,656,976	2,876,688	2,331,028
Hotels and Packages	5,314,749	5,217,934	4,007,138
Other Services	49,888	28,886	14,525
Total	9,021,613	8,123,508	6,352,691

9. Other revenue

	March 31,
	2017	2016	2015
Marketing revenue	323,535	214,524	175,003
Total	323,535	214,524	175,003

Primarily comprising of advertising revenue and fees for facilitating website access to a travel insurance company.

10. Other income

	March 31,
	2017	2016	2015
Liabilities written back	43,790	36,096	46,560
Miscellaneous income	3,944	4,783	5,994
Gain on sale of property, plant and equipment (net)	623	-	739
Total	48,357	40,879	53,293

Liabilities written back represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

11. Personnel expenses

	March 31,
	2017	2016	2015
Salaries, wages and other short term employee benefits	1,382,080	1,374,389	1,025,896
Contributions to defined contribution plans	77,823	71,348	53,727
Expenses related to defined benefit plans	14,716	10,494	8,306
Share based compensation costs	586,932	19,370	31,741
Employee welfare expenses	43,172	39,980	35,662
Total	2,104,723	1,515,581	1,155,332

12. Other operating expenses

	March 31,
	2017	2016	2015
Commission	746,958	558,109	470,365
Communication	65,774	64,133	56,921
Legal and professional fees	203,449	208,818	87,592
Outsourcing fees	33,888	23,614	-
Payment gateway and other charges	535,058	483,039	351,120
Advances written-off	12,047	7,179	604
Trade and other receivables written-off	80,193	106,933	162,909
Duties and taxes	12,963	9,242	6,149
Rent	148,738	142,350	127,330
Repairs and maintenance	227,678	203,160	185,043
Travelling and conveyance	122,802	126,337	106,033
Insurance	12,067	1,673	4,828
Miscellaneous expenses	26,857	41,049	31,294
Total	2,228,472	1,975,636	1,590,188

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

13. Depreciation and amortization

	March 31,
	2017	2016	2015
Depreciation	64,894	51,374	54,889
Amortization	210,693	182,329	154,050
Total	275,587	233,703	208,939

14. Investment in joint venture

The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

Group contributed on March 31, 2017, INR 3,000 (March 31, 2016: INR 7,800 and March 31, 2015: INR 7,500) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder’s meetings.

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2017	2016
Current assets, including cash and cash equivalents INR 1,134 (March 31, 2016: INR 1,019)	2,406	1,805
Non-current assets	294	3,559
Current liabilities	(16,650)	(6,499)
Non-current liabilities	(130)	(63)
Equity	(14,080)	(1,198)
Group's carrying amount of the investment	(7,040)	(599)
Transferred to other current liabilities (Refer to Note 38)	7,040	599
Net carrying amount of investment	-	-

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Summarized statement of profit or loss of ANN:

	March 31,
	2017	2016	2015
Revenue	5,491	1,870	1,003
Administrative expenses, including depreciation INR 3,401 (March 31, 2016: INR 6,162, March 31, 2015: INR 6,126)	(24,359)	(25,464)	(22,994)
Finance cost	(13)	(11)	(19)
Loss before tax	(18,881)	(23,605)	(22,010)
Income tax expense	-	-	-
Loss for the year	(18,881)	(23,605)	(22,010)
Group's share of loss for the year	(9,441)	(11,802)	(11,005)

The joint venture had no other contingent liabilities or capital commitments as at March 31, 2017 and March 31, 2016. ANN cannot distribute its profits without the consent from the two venture partners.

15. Finance income

	March 31,
	2017	2016	2015
Interest income on :
- Bank deposits	125,697	89,131	83,633
- Others	5,061	727	4,012
Change in fair value of warrants	230,111	-	85
Unwinding of discount on other financial assets	8,400	5,214	5,829
Total	369,269	95,072	93,559

16. Finance costs

	March 31,
	2017	2016	2015
Bank charges	16,007	15,653	12,384
Foreign exchange loss (net)	14,525	14,729	19,699
Interest on borrowings	77,421	58,765	41,848
Unwinding of discount on other financial liability	41,910	22,826	13,647
Change in fair value of warrants	-	3,167	-
Total	149,863	115,140	87,578

17. Income taxes

Losses for the year before income taxes are as follows:

	March 31,
	2017	2016	2015
Domestic	(4,711,482)	(100,699)	(49,747)
Foreign operations	(1,184,494)	(1,136,088)	(940,740)
Total	(5,895,976)	(1,236,787)	(990,487)

The major components of income tax expense for the years ended March 31, 2017, 2016 and 2015 are:

	March 31,
	2017	2016	2015
Current period	30,822	2,151	502
Current income tax expense	30,822	2,151	502

Origination and reversal of temporary differences	10,165	8,769	(34,139)
Recognition of previously unrecognized tax losses	-	-	(9,083)
Current year losses for which deferred tax is recognized	-	(4,405)	-
Deferred tax expense/(benefit)	10,165	4,364	(43,222)
Total income tax expenses as reported in statement of profit or loss	40,987	6,515	(42,720)

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates:

	March 31,
	2017	2016	2015
Loss for the year	(5,936,964)	(1,243,302)	(947,767)
Income tax expense/(reversal)	40,987	6,515	(42,720)
Loss before income taxes	(5,895,977)	(1,236,787)	(990,487)
Expected tax expense at statutory income tax rate	(344,626)	(353,298)	(289,908)
Non deductible expenses	(316)	4,301	18,513
Recognition of previously unrecognized tax losses	-	-	(9,083)
Recognition of previously unrecognized temporary differences	-	-	(28,939)
Utilization of previously unrecognized tax losses	(12,766)	(5,337)	(12,422)
Current year losses for which no deferred tax asset was recognized	338,682	355,417	236,607
Change in unrecognized temporary differences	61,132	5,108	43,320
Effect of change in tax rate	(4,120)	-	-
Others	3,001	324	(808)
	40,987	6,515	(42,720)

The domicile of the Parent Company is Cayman Islands, a tax free country. The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 30.9% to 34.61% (March 31, 2016: 30.9% and March 31, 2015: 30.9%) in India and 17% (March 31, 2016: 17% and March 31, 2015: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

18. Loss per share

Basic loss per share amounts are calculated by dividing net profit or loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The impact of the dilutive potential ordinary shares is anti-dilutive for the year presented.

The following reflects the income and share data used in the basic and diluted loss per share computations:

	March 31,
	2017	2016*	2015*
Loss attributable to ordinary shareholders	(5,901,483)	(1,218,824)	(936,504)

Weighted average number of ordinary shares outstanding used in computing basic/diluted EPS	24,807,122	20,976,502	19,518,909

Basic loss per share	(237.89)	(58.10)	(47.98)
Diluted loss per share	(237.89)	(58.10)	(47.98)

*Includes ordinary equity shares and preference shares that have been issued upon the conversion of a mandatorily convertible preference shares (Series A to F) are included in the calculation of weighted average basic earnings per share.

Refer to Note 28 for the detailed movement in share capital during the financial year.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options. Consequently, the basic and diluted earnings per share for all periods presented are adjusted retrospectively.

Loss attributable to shareholders is allocated equally for each class of share.

At March 31, 2017 555,941 ordinary shares (March 31, 2016: 342,917 and March 31, 2015: 277,606 ), issuable against employee share options, 742,402 ordinary shares (March 31, 2016: 716,721 and March 31, 2015: 367,419) issuable against conversion right with subsidiary’s ordinary shares and 791 ordinary shares (March 31, 2016: 286 and March 31, 2015: 233), issuable against equity instruments, issuable against restricted employee share options, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

For calculation of diluted EPS, since the exercise price of share warrants is greater than fair market value, these are assumed  to be out of money and considered not to be exercisable as on balance sheet date. These potential ordinary shares are not considered for calculation of dilutive impact of earning per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

19. Property, plant and equipment

	Leasehold improvements	Computer and peripherals	Furniture and fixtures	Vehicles	Office equipment	Total
Gross block
At March 31, 2015	35,757	234,324	12,724	69,509	37,998	390,312
Additions	12,456	48,663	1,549	16,432	4,152	83,252
Disposal/adjustment	(5,262)	(15,446)	(506)	(799)	(2,812)	(24,825)
Effects of movements in foreign exchange rates	117	132	41	2,976	35	3,301
At March 31, 2016	43,068	267,673	13,808	88,118	39,373	452,040
Additions	2,344	49,058	691	28,331	2,979	83,403
Disposal/adjustment	(853)	(59,921)	(2,759)	(9,355)	(12,911)	(85,799)
Effects of movements in foreign exchange rates	(99)	(104)	(20)	(2,031)	(32)	(2,286)
At March 31, 2017	44,460	256,706	11,720	105,063	29,409	447,358

Depreciation
At March 31, 2015	35,090	200,598	9,060	25,815	26,184	296,747
Charge for the year	3,097	27,099	1,870	14,731	4,577	51,374
Disposal/adjustment	(5,177)	(15,445)	(429)	(415)	(2,379)	(23,845)
Effects of movements in foreign exchange rates	95	69	12	1,019	6	1,201
At March 31, 2016	33,105	212,321	10,513	41,150	28,388	325,477
Charge for the year	4,825	36,812	1,519	17,401	4,337	64,894
Disposal/adjustment	(726)	(59,695)	(2,536)	(7,748)	(12,719)	(83,424)
Effects of movements in foreign exchange rates	(80)	(64)	(14)	(1,067)	(10)	(1,235)
At March 31, 2017	37,124	189,374	9,482	49,736	19,996	305,712

Net block
At March 31, 2017	7,336	67,332	2,238	55,327	9,413	141,646
At March 31, 2016	9,963	55,352	3,295	46,968	10,985	126,563

The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR 63,701 (March 31, 2016: INR 58,720) are pledged.

The carrying value of vehicles held under finance leases have a gross book value INR 34,692 (March 31, 2016: INR 36,723), depreciation charge for the year INR 4,956 (March 31, 2016: INR 5,260), accumulated depreciation INR 19,310 (March 31, 2016: INR 15,194), net book value INR 15,382 (March 31, 2016: INR 21,529). Leased assets are pledged as security for the related finance lease.

The carrying value of vehicles held under vehicle loan have a gross book value of INR 59,715 (March 31, 2016: INR 42,657), depreciation charge for the year of INR 10,130 (March 31, 2016: INR 9,452), accumulated depreciation of INR 19,770 (March 31, 2016: INR 17,217) and net book value of INR 39,945 (March 31, 2016: INR 25,440). Vehicles are pledged as security against the related vehicle loan.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

In the statement of cash flows, proceeds from vehicle loan of INR 18,312 (March 31, 2016:INR 14,637, March 31, 2015: INR 7,167)   has been adjusted against purchase of property, plant and equipment.

The Company has written off fully depreciated assets from the books of accounts having gross value INR 73,594 (March 2016: INR 14,393).

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development	Total
Gross block
At March 31, 2015	572,076	47,442	222,169	3,200	271,329	653,666	55,640	1,825,522
Additions	147,357	2,000	-	-	-	-	233,341	382,698
Disposals/adjustment	(16,635)	-	-	-	-	-	(143,586)	(160,221)
Effects of movements in foreign exchange rates	138	2,731	-	-	-	-	-	2,869
At March 31, 2016	702,936	52,173	222,169	3,200	271,329	653,666	145,395	2,050,868
Additions	382,492	5,000	-	-	-	-	391,687	779,179
Disposals/adjustment	-	-	-	-	-	-	(370,455)	(370,455)
Effects of movements in foreign exchange rates	(182)	(1,153)	-	-	-	-	-	(1,335)
At March 31, 2017	1,085,246	56,020	222,169	3,200	271,329	653,666	166,627	2,458,257

Amortization
At March 31, 2015	302,361	32,983	94,727	2,215	39,694	-	-	471,980
Charge for the year	138,138	9,175	20,587	492	13,937	-	-	182,329
Disposals	(16,620)	-	-	-	-	-	-	(16,620)
Effects of movements in foreign exchange rates	83	1,992	-	-	-	-	-	2,075
At March 31, 2016	423,962	44,150	115,314	2,707	53,631	-	-	639,764
Charge for the year	172,336	6,831	17,097	492	13,937	-	-	210,693
Disposals	-	-	-	-	-	-	-	-
Effects of movements in foreign exchange rates	(91)	(1,213)	(1)	1	1	-	-	(1,303)
At March 31, 2017	596,207	49,768	132,410	3,200	67,569	-	-	849,154

Net block
At March 31, 2017	489,039	6,253	89,759	-	203,760	653,666	166,627	1,609,103
At March 31, 2016	278,974	8,023	106,855	493	217,698	653,666	145,395	1,411,104

The Group has taken bank guarantee facility against which Computer software and Websites and intellectual property rights of a subsidiary of the Group amounting to INR 402,536 (INR 189,290- March 31, 2016) are pledged.

The Company has written off fully depreciated assets from the books of accounts having gross value Nil (March 2016: INR 16,340).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Impairment reviews

Goodwill acquired through business combinations having indefinite lives are allocated to the CGUs. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than the Group’s operating segment. Carrying amount of goodwill has been allocated to the respective acquired subsidiaries level as follows:

	March 31,
	2017	2016
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited	549,996	549,996
Total	653,666	653,666

The recoverable amount of both CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year’s financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in value in use calculations for both the CGUs referred above:

	March 31,
	2017	2016
Discount rate	18%	20%
Terminal value growth rate	5% - 7.5%	5%
EBITDA margin over next 5 years	6.5% - 38%	7.3% - 39.2%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Sensitivity change in assumptions

Based on the above, no impairment was identified as of March 31, 2017 and March 31, 2016 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs’s recoverable amount would fall below their carrying amount.

21. Prepayments and other assets

Current

	March 31,
	2017	2016
Advance to vendors (net of allowance)	637,990	517,411
Advance to joint venture (refer to Note 42)	86	-
Indirect tax receivables	19,600	24,285
Prepaid expenses	84,803	20,759
Due from employees	1,926	3,634
Others	85	220
Total	744,490	566,309

Non-current
Prepaid expenses	4,935	-
	4,935	-

Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings. Due from employees includes amount receivable from one of the director amounting to Nil (March 31, 2016: INR 1,744)

Indirect tax receivables include service tax.

The movement in the allowance for doubtful advances:

	March 31,
	2017	2016
Balance at the beginning of the year	-	60,524
Provisions accrued during the year	12,047	7,179
Amount written off during the year	-	(67,703)
Balance at the end of the year	12,047	-

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

22. Other financial assets, Non-current

	March 31,
	2017	2016
Term deposits	27,686	31,821
Security deposits	53,860	78,046
Interest accrued on term deposits	631	691
Total	82,177	110,558

Term deposits as on March 31, 2017, include INR 27,686 (March 31, 2016: INR 30,889) pledged with banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facility (Refer to Note 32). Tenure for term deposits range from 1 to 2 years

Security deposits represent amount paid as deposit to landlord for the leased premises. Tenure for security deposits range from 1 to 9 years.

In the statement of cash flows, interest reinvested on term deposits INR 2,229 (March 31, 2016: 20,357, March 31, 2015: 37,522) has been adjusted against interest received under investing activities.

23. Other non financial assets, non-current

	March 31,
	2017	2016
Fair value adjustment - financial assets	11,818	18,783
Restricted asset	70,586	25,000
Total	82,404	43,783

Fair value adjustment - financial assets represents unamortized portion of the difference between the fair value of the financial assets (security deposit) on initial recognition and the amount paid.

Restricted asset include INR 37,117 (March 31, 2016: Nil) in respect of mandatory pre-deposit required for service tax appeal proceedings in India and INR 8,468 (March 31, 2016: Nil) in respect of refund claim application with the service tax authorities. It also includes INR 25,000 (March 31, 2016: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. The service tax amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

24. Deferred tax

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	March 31,
	2017	2016
Deductible temporary differences	100,688	135,521
Tax loss carry forward	1,599,747	1,211,845
Total	1,700,435	1,347,366

In the Group, there are few subsidiaries for which no deferred tax assets have been recognized on deductible temporary differences of INR 329,462 (March 31,2016: INR 442,850), tax losses of INR 4,265,167 (March 31, 2016: INR 3,898,925) and unabsorbed depreciation of INR 912,006 (March 31, 2016: INR 715,049), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2025 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Recognized deferred tax assets

Deferred tax assets are attributable to the following –

	March 31,
	2017	2016
Property, plant and equipment and intangible assets	6,001	5,275
Trade and other receivables	17,994	16,259
Lease rent equalization	372	295
Employee benefits	4,540	3,755
Minimum alternate tax recoverable	4,863	-
Tax loss carry forwards	-	13,488
Deferred tax assets	33,770	39,072
OCI gratuity	2,104	1,371
Total deferred tax asset	35,874	40,443

Movement in temporary differences during the year-

	March 31, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Unused tax credit	March 31, 2017
Property, plant and equipment and intangible assets	5,275	726	-	-	6,001
Trade and other receivables	16,259	1,735	-	-	17,994
Lease rent equalization	295	77	-	-	372
Employee benefits	3,755	785	-	-	4,540
Minimum alternate tax recoverable	-	-	-	4,863	4,863
Tax loss carry forwards	13,488	(13,488)	-	-	-
OCI gratuity	1,371	-	733	-	2,104
Deferred tax assets/(liabilities)	40,443	(10,165)	733	4,863	35,874

Pursuant to Indian Income Tax Act, Group's subsidiaries in India have calculated their tax liability for current income taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Accordingly, a deferred income tax asset of INR 4,863 (March 31, 2016: Nil) has been recognized on the statement of financial position as on March 31, 2017, which can be carried forward for a period of fifteen years from the year of recognition.

25. Trade and other receivables

	March 31,
	2017	2016
Trade receivables (net of allowance)	1,928,346	1,287,203
Receivables from joint venture (refer to Note 42)	-	98
Receivable from other related parties (refer to Note 42)	19,433	4,908
Refund and other receivable (net of allowance)	22,596	70,629
Total	1,970,375	1,362,838

Trade receivables primarily consist of amounts receivable from airlines, hotels, corporate, B2B2C and retail customers pertaining to the transaction value.

The management does not believe that there is significant concentration of credit risk relating to trade, refund and other receivables.

The movement in the allowance for doubtful debts and amounts impaired in respect of trade, refund and other receivables are as follows:

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2017	2016
Balance at the beginning of the year	113,949	232,367
Provisions accrued during the year	80,193	106,933
Amount written off during the year	(72,083)	(225,757)
Effect of movement in exchange rate	(220)	406
Balance at the end of the year	121,839	113,949

26. Other financial assets, current

	March 31,
	2017	2016
Term deposits	3,000,175	993,069
Interest accrued on term deposits	37,051	7,969
Security deposits	26,589	22,914
Total	3,063,815	1,023,952

Term deposits as of March 31, 2017, include INR 997,857 (March 31, 2016: INR 986,295) pledged with banks against bank guarantees, bank overdraft, vehicle loan, letter of credit and credit card facility. Original tenure for term deposits range from 90 days to 2 years.

Security deposits include the fair value of amount paid to landlord for the leased premises. Tenure for security deposits range from 1 to 9 years.

In the statement of cash flows, interest reinvested on term deposits INR 82,603 (March 31, 2016: 57,765, March 31, 2015: 34,570) has been adjusted against interest received under investing activities.

27. Cash and cash equivalents

	March 31,
	2017	2016
Cash on hand	1,105	2,659
Credit card collection in hand	271,125	123,989
Balances with bank	1,230,028	263,016
Cash in transit	30,371	-
Total	1,532,629	389,664

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group's bank accounts subsequent to the year end.

At March 31, 2017, the Group had available INR 500,450 (March 31, 2016: INR 500,450) of undrawn borrowing facilities.

28. Equity share capital and share premium

	March 31,
Authorized shares	2017	2016
	Numbers of shares	Numbers of shares
Ordinary shares of INR 0.006 ($ 0.0001) each	500,000,000	60,000,000
Ordinary share Class A of INR 0.006 ($ 0.0001) each	10,000,000	-
Ordinary share Class F of INR 0.006 ($ 0.0001) each	3,159,375	-
Preference shares of INR 0.006 ($ .0001) each	10,000,000	-
Convertible preference shares of INR 0.006 ($ 0.0001) each - Series A	-	12,525,000
Convertible preference shares of INR 0.006 ($ 0.0001) each - Series B	-	8,000,000
Convertible preference shares of INR 0.006 ($ 0.0001) each - Series C	-	6,095,000
Convertible preference shares of INR 0.006 ($ 0.0001) each - Series D	-	9,000,000
Convertible preference shares of INR 0.006 ($ 0.0001) each - Series E	-	5,000,000
Convertible preference shares of INR 0.006 ($ 0.0001) each - Series F	-	6,100,000
	523,159,375	106,720,000

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Pursuant to the business combination, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its all ordinary shares. Refer to Note 43.

The authorized share capital of the Company is increased to 500,000,000 Ordinary Shares of a par value of US$0.0001 each, 10,000,000 Class A Non-Voting Shares of a par value of US$0.0001 each, 3,159,375 Class F Shares of a par value of US$0.0001 each and 10,000,000 Preference Shares of a par value of US$0.0001 each

Issued Share Capital

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

	Numbers of shares	Share capital	Share premium
Balance as at April 1, 2015	1,139,354	27	121,203
Shares issued during the year	-	-	-
Balance as at March 31, 2016	1,139,354	27	121,203

Balance as at April 1, 2016	1,139,354	27	121,203
Exercise of option (share based payments)	130,665	1	24,503
Issue of treasury shares (refer to Note on treasury shares below)	74,458	1	50,381
Issuance of shares*	2,593,994	18	1,670,878
Capital transaction involving the issuance of shares pursuant to business combination**	9,953,790	48	6,474,085
Preference shares converted into ordinary shares (refer to Note 29)	19,936,595	538	6,179,225
Transaction cost*	-	-	(81,339)
Balance as at March 31, 2017	33,828,856	633	14,438,936

* Refer to Note 43

**Includes 3.159 million Class F shares issued as part of the business combination, with par value of USD 0.0001 each. Refer to Note 43

On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options. Accordingly 6,180,106 shares outstanding as at April 1, 2015 and 106,000 options exercised have been considered on post-split basis.

Terms / rights attached to ordinary shares

The Company has three classes of ordinary shares outstanding which entitle the holders with the following rights:

Ordinary shares

A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Class A Ordinary shares

Class A shares have identical rights to the Company ordinary shares, except the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders’ meeting convened in accordance with the Company Articles of Association.

Class F Ordinary shares

Class F shares shall have the right to receive notice of, attend at and vote as a member at any general meeting of shareholders, but shall have no other rights.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

In the event of liquidation of the Company, the holders of Ordinary and Class A ordinary shares are entitled to receive remaining assets of the Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

Shares reserved for issuance against equity instruments

The Company reserved 1,844 shares (March 31, 2016 - 1,844, March 31, 2015- 1,844) for issuance at exercise price of INR 64.72 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32.

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

Pursuant to listing of Parent Company, Capital18 Fin Cap Private Limited (Capital 18) and Pandara Trust Scheme I (Pandara Trust), shareholders of Yatra Online Private Limited, are entitled to swap their shares into 569,781(March 31, 2016: 569,781) and 172,635 (March 31, 2016: 172,635) Ordinary Shares of the Parent Company respectively.

As on March 31, 2017, Capital18 and Pandara Trust have not exercised their right to swap to ordinary shares of the Parent Company.

For details of shares reserved for issuance under the warrant agreement with Macquarie Corporate Holding Pty Limited. Refer to Note 32.

Treasury shares

	Numbers of shares	Amount
Balance as at April 1, 2016	-	-
Issue of shares (refer to Note 30)	74,458	50,382
Own shares repurchased*	-	11,219
Vested shares(refer to Note 30)	(10,687)	(7,230)
Balance as at March 31, 2017	63,771	54,371

*Out of the shares issued during the year ending March 31, 2017, Company has bought back 17,893 shares for INR 627.01 ($9.35) per share.

29. Preference share capital and share premium

	Series A			Series B
	Numbers of shares	Share capital	Share premium	Numbers of shares	Share capital	Share premium
Balance as at April 1, 2015	12,000,120	53	176,542	7,805,600	35	442,615
Shares issued during the year	-	-	-	-	-	-
Balance as at March 31, 2016	12,000,120	53	176,542	7,805,600	35	442,615

Balance as at April 1, 2016	12,000,120	53	176,542	7,805,600	35	442,615
Preference shares converted into ordinary shares	(12,000,120)	(53)	(176,542)	(7,805,600)	(35)	(442,615)
Balance as at March 31, 2017	-	-	-	-	-	-

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

	Series C			Series D
	Numbers of shares	Share capital	Share premium	Numbers of shares	Share capital	Share premium
Balance as at April 1, 2015	6,093,357	26	912,981	8,275,383	39	2,819,381
Shares issued during the year	-	-	-	-	-	-
Balance as at March 31, 2016	6,093,357	26	912,981	8,275,383	39	2,819,381

Balance as at April 1, 2016	6,093,357	26	912,981	8,275,383	39	2,819,381
Preference shares converted into ordinary shares	(6,093,357)	(26)	(912,981)	(8,275,383)	(39)	(2,819,381)
Balance as at March 31, 2017	-	-	-	-	-	-

	Series E			Series F
	Numbers of shares	Share capital	Share premium	Numbers of shares	Share capital	Share premium
Balance as at April 1, 2015	4,279,423	26	1,000,191	-	-	-
Shares issued during the year	-	-	-	2,611,796	17	827,858
Balance as at March 31, 2016	4,279,423	26	1,000,191	2,611,796	17	827,858

Balance as at April 1, 2016	4,279,423	26	1,000,191	2,611,796	17	827,858
Preference shares converted into ordinary shares	(4,279,423)	(26)	(1,000,191)	(2,611,796)	(17)	(827,858)
Balance as at March 31, 2017	-	-	-	-	-	-

Series A Preference Shares

All the series A preference shares are non redeemable and mandatorily convertible into fixed number of ordinary shares. The shareholders are entitled to receive non cumulative dividend at the rate of INR 1.73 ($0.02667) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series A Preference Share, payable annually when, as and if declared by the Directors. Series A preference shares would rank above the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series A preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series A Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 21.57 ($0.33333 per share) (hereinafter referred to as the "Conversion Price") as adjusted for certain stock splits, dilutive issuances and combinations. The Series A Preference Shares are not redeemable.

Series B Preference Shares

All the series B preference shares are non redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non cumulative dividend at the rate of INR 6.63 ($0.10249) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series B Preference Share, payable annually when, as and if declared by the Directors. Series B preference shares would rank above the Series A Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series B preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series B Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 97.54 ($1.50699) per share (hereinafter referred to as the "Conversion Price") as adjusted for certain stock splits, dilutive issuances and combinations. The Series B Preference Shares are not redeemable.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Series C Preference Shares

All the series C preference shares are non redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non cumulative dividend at the rate of INR 19.00 ($0.28640) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series C Preference Share, payable annually when, as and if declared by the Directors. Series C preference shares would rank above the Series B Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series C preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series C Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 237.46 ($3.58000) per share (hereinafter referred to as the "Conversion Price") as adjusted for certain stock splits, dilutive issuances and combinations. The Series C Preference Shares are not redeemable.

Series D Preference Shares

All the series D preference shares are non redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non cumulative dividend at the rate of INR 38.15 ($0.57520) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series D Preference Share, payable annually when, as and if declared by the Directors. Series D preference shares would rank above the Series C Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series D preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series D Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 449.64 ($6.7789) per share (hereinafter referred to as the "Conversion Price") as adjusted for certain stock splits, dilutive issuances and combinations. The Series D Preference Shares are not redeemable.

Series E Preference Shares

All the series E preference shares are non redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non cumulative dividend at the rate of INR 20.61 ($0.31070) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series E Preference Share, payable annually when, as and if declared by the Directors. Series E preference shares would rank above the Series D Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series E preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series E Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 257.61 ($3.88370) per share (hereinafter referred to as the "Conversion Price") as adjusted for certain stock splits, dilutive issuances and combinations. The Series E Preference Shares are not redeemable.

Series F Preference Shares

All the series F preference shares are non redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non cumulative dividend at the rate of INR 26.32 ($0.3968) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series F Preference Share, payable annually when, as and if declared by the Directors. Series F preference shares would rank above the Series E Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series F preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

The holders of Series F Preference Shares, shall have the right, at any time to convert all or some of preference shares held by them into such number of ordinary shares as is determined by dividing INR 329.02 ($4.9603) per share (hereinafter referred to as the "Conversion Price") as adjusted for certain stock splits, dilutive issuances and combinations. The Series F Preference Shares are not redeemable.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

The Company has evaluated the terms of preference shares and concluded equity as the appropriate classification in accordance with accounting policy (refer to Note 2.5).

*On December 16, 2016, all the series of preference shares got converted into ordinary shares of the Parent Company as follows:

	Numbers of shares	Conversion ratio (to ordinary shares)	Number of ordinary shares	Number of ordinary shares after share split*
Series A preference shares	12,000,120	1.18	14,169,808	2,612,321
Series B preference shares	7,805,600	1.55	12,059,947	2,223,352
Series C preference shares	6,093,357	2.94	17,925,868	3,304,783
Series D preference shares	8,275,383	4.96	41,051,337	7,568,156
Series E preference shares	4,279,423	3.11	13,294,473	2,450,947
Series F preference shares	2,611,796	3.69	9,639,030	1,777,036
	41,065,679		108,140,463	19,936,595

*On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares.

No preference shares are outstanding as on March 31, 2017.

Shares reserved for issue under warrant arrangement / agreement.

For details of shares reserved for issuance under the warrant agreement with Silicon Valley Bank, a non banking company, refer to Note 32.

30. Other capital reserve

Other capital reserves

	Share based payments	Equity instruments	Total
April 1, 2015	155,109	341	155,450
Share based compensation cost during the year	19,370	-	19,370
March 31, 2016	174,479	341	174,820
Share based compensation cost during the year	586,932	-	586,932
Exercised during the year	(19,690)	-	(19,690)
Forfeited and expired during the year	(8,614)	-	(8,614)
March 31, 2017	733,107	341	733,448

30.1 Equity instruments

The Parent Company reserved 1,844 shares for issuance at exercise price of INR 64.72 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

The Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2017 (1,316,765 ordinary shares as at March 31, 2016) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the “Plan”). Out of such reserved shares, options to purchase 698,965 ordinary shares have been granted and are outstanding as at March 31, 2017 (March 31, 2016: 885,658 ordinary shares).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

The share-based payment awards have the following vesting period under the plan:-

1) 60 months, the first tranche vests after two years, while the remaining awards vest in equal installments on quarterly basis over the remainder of the vesting period.

2) 12 equal installments over 12 months.

3) 50% vest over 16 equal quarterly installments starting Dec 1, 2013; 25% vest if the "2015 Milestones" are met and then in eight quarters starting July 1, 2015; 25% vest if the "2016 Milestones" are met and then in four quarters starting July 1, 2016.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2017		2016
	No. of shares*	WAEP per share	No. of shares*	WAEP per share
Number of options outstanding at the beginning of the year	885,658	250.02	889,894	236.09
Granted during the year	-	-	-	-
Forfeited during the year	56,026	164.21	4,236	336.30
Exercised during the year	130,668	88.46	-	-
Number of options outstanding at the end of the year	698,965	279.43	885,658	250.02

Vested	640,589	279.29	657,409	236.66

*On December 16, 2016, the Parent Company effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

The weighted average remaining contractual life for the share options outstanding as at March 31, 2017 was 5.46 years (March 31, 2016: 5.53 years).

The range of exercise prices for options outstanding at the end of the year was INR 125.38 to INR 351.07 (March 31, 2016: INR 24.11 to INR 359.79).

During the year ended March 31, 2017, share based compensation cost for these options was recognized under personnel expenses (refer to Note 11) amounting to INR 9,183 (March 31, 2016: INR 19,370).

Company did not grant any options during the fiscal year ended March 31, 2017 and March 31, 2016

Restricted Stock Unit Plan

On December 16, 2016, the Company approved a share incentive plan in connection with the business combination transaction (Refer to Note 43). The Company granted 2,000,000 restricted share units (RSU's), under the plan to eligible employees. Each RSU represents the right to receive one ordinary share. Out of 2,000,000 RSU's, 74,458 shares have already been issued as part of treasury shares (Refer to Note 28)

The terms and conditions for 2,000,000 RSU’s:

1) RSUs have daily graded vesting over a two year period.

2) RSUs have a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount, in case of termination of the services of the employee prior to vesting.

3) RSU's grantee shall have the option of settling the tax obligation by selling the equivalent shares to the Company.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

March 31, 2017 No. of shares
Number of RSU’s outstanding at the beginning of the year	-
Granted during the year	2,000,000
Repurchased	999
Vested during the year	314,977
Number of RSU’s outstanding at the end of the year	1,684,024

Vested and not exercised	Nil

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2017 was 0.88 years (March 31, 2016: Nil).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2016: Nil).

During the year ended March 31, 2017, share based compensation cost for these RSU’s is recognized under personnel expenses amounting to INR 577,749 (March 31, 2016: Nil). Refer to Note 11

The following tables list the inputs to the model used for the years then ended:

March 31, 2017
Weighted average Fair value of ordinary share at the measurement date (USD)	10
Risk–free interest rate (%)	0% - 2%
Expected volatility (%)	48%
Expected life of RSU's	0-2 Years
Dividend Yield	0%
Model used	Black- Scholes Valuation

The expected life of RSU's options has been taken as the vesting period.

The expected volatility reflects the assumption based on historical volatility on the share prices of similar entities over a period.

Subsequent to March 31, 2017, the Company has modified the vesting condition and accordingly 1,925,542 RSAs would vest in installments with one-fourth of the shares of RSAs vesting on June 30, 2017 and one-eighth of RSAs vesting in five equal quarterly anniversaries following June 30, 2017 with the last one-eighth vesting on December 15, 2018.

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 5,567,304 authorized but unissued ordinary shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

No options were granted during the financial year ending March 31, 2017

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

31. Components of other comprehensive loss

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive income attributable to the Company.

	March 31,
	2017	2016	2015
Actuarial loss on defined benefit plan:
Actuarial loss on obligation	(8,645)	(9,635)	(4,224)
Actuarial loss on plan assets	(228)	(123)	(61)
Income tax expense	733	355	1,016
Total	(8,140)	(9,403)	(3,269)

Foreign currency translation:
Foreign currency translation differences	44,997	(18,615)	(4,037)
Income tax expense	-	-	-
Total	44,997	(18,615)	(4,037)

32. Borrowings

		March 31,
	Term	2017	2016
Current
Finance lease liabilities	Less than 1 year	4,544	4,763
Vehicle loan	Less than 1 year	9,430	8,929
Secured loan from banks/NBFC's	Less than 1 year	-	86,882
Total		13,974	100,574

Non-Current
Finance lease liabilities	More than 1 year	8,307	13,603
Vehicle loan	More than 1 year	22,595	15,558
Secured loan from banks/NBFC's	More than 1 year	-	339,698
Total		30,902	368,859

				Carrying amount
	Currency	Interest rate	Year of maturity	March 31,
				2017	2016
Secured bank loans	INR	14.4%	2016-2017	-	86,882
Vehicle loan	INR	8-11%	2017-2022	32,025	24,487
Finance lease liabilities	SGD	2.99% to 3.18%	2019-2021	12,851	18,366
Secured bank loan	USD	Cash Interest Rate - 5% PIK Interest Rate - 3.5%-5%	2017-2018	-	339,698
				44,876	469,433

Bank overdrafts

The overdraft facilities of INR 500,000 and INR 450 are taken from HDFC Bank and Canara Bank, respectively by the Group. The facilities are secured by term deposits. It carries interest rate at fixed deposit rate plus 1%.

Term loan - InnoVen capital

Term loan amounting to INR 250,000 was taken by the Group, during the year ended March 31, 2014 and it carries interest @ 14.40% p.a. The Group received the amount in two tranches of INR 150,000 in November, 2013 and INR 100,000 in March, 2014. The loan was repayable in 31 and 30 monthly installments of INR 4,838 and INR 3,333 respectively each along with interest. The loan was secured by hypothecation of fixed and current assets, both existing and future, including all intellectual property rights. Refer to Note 20.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

On January 20, 2017, Yatra Online India Private Limited, a subsidiary of the Parent Company, prepaid the outstanding amount, amounting to INR 10,309 which includes prepayment charge of INR 200.

Term loan - Macquarie Corporate Holdings Pty Limited

On July 24, 2015, the Group had taken a term loan of INR 326,616. The loan carried interest in two parts, cash interest rate at 5% p.a and PIK (pay in kind) interest rate at 3.5% p.a. PIK interest rate was payable in kind through accretion to the aggregate outstanding principal amount of the loan; provided that, if the maturity date was extended beyond the first anniversary of the borrowing date, the PIK interest rate for each interest period starting after the first anniversary of the borrowing date shall be increased to 5.0% per annum.

Shares of the subsidiaries of the Group, THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd. was pledged against the loan. Period of the loan was for twelve (12) months from the borrowing date and the maturity date shall automatically be extended to the date falling twenty four (24) months after the borrowing date provided that, no default has occurred and is continuing.

Group may not make any voluntary prepayments in respect of the loan prior to the first anniversary of the borrowing date.

The proceeds of the loan were solely to fund the working capital requirements of the Group, to pay for operational and capital expenditure items, equity investments in its subsidiaries and for general corporate and administrative purposes of the borrower and its subsidiaries (including the payment of any closing costs and fees owned by the borrower to the lender in connection with the transactions contemplated by this agreement and the loans documents).

On December 29, 2016, the Parent Company prepaid the outstanding amount amounting to INR 359,829.

Warrants

In conjunction with various financing transactions, before consummation of business combination (Refer to Note 43) the Company issued warrants having rights to purchase Company’s ordinary shares and preference shares. These warrants are deemed to be derivative instruments and as such, are recorded at fair value through profit and loss account. The Company estimates the fair values of the warrants at each reporting period using a Black-Scholes option-pricing model.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

Warrants give the holder the right to purchase ordinary shares/preference shares from the issuer at a specific price within a certain time frame. The details of warrants issued are as follows:-

	Number of shares		Date of issue	Exercise price	Expiration date
Silicon Valley Bank - convertible preference shares -Series D*	31,293		27-Nov-13	INR 465.36 ($7.19)	26-Nov-20

Silicon Valley Bank - convertible preference shares -Series E*	25,749		27-Nov-13	INR 251.12($3.88)	26-Nov-20

Macquarie Corporate Holdings Pty Limited - ordinary shares	46,458	**	24-Jul-15	INR 1,741.33 ($26.90)**	24-Jul-23

* Silicon Valley Bank warrants got converted into 10,865 ordinary shares pursuant to net settlement date during the financial year 2017.

**On December 16, 2016, the Parent Company effectuated a reverse 5.4242194-for-one share split of its ordinary shares and a corresponding adjustment to the exercise prices of such warrants. The number of shares and exercise price disclosed above, are after considering the reverse split.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Refer to Note 7 for movement in warrants during the year.

Vehicle loan

This includes the vehicles taken on loan by the Company. Refer to Note 19.

Finance lease liabilities

Finance lease liabilities include the vehicles taken on finance lease by the Company. Refer to Note 19.

Inter Company Deposits

During the financial year ended March 31, 2017, the Company had not taken a short term ICD from any of its related parties.

During the financial year ended March 31, 2016, the Company had taken a short term ICD from related party, which was repaid prior to March 31, 2016 (refer to Note 42 for details of total loan taken, repayment made and interest paid).

33. Trade and other payables

	March 31,
	2017	2016
Trade creditors	2,250,935	1,658,701
Accrued expenses	464,079	253,051
Payable to other related parties (refer to Note 42)	5,581	1,186
Refund and other payables	427,949	354,886
Total	3,148,544	2,267,824

Current trade and other payables	3,148,544	2,053,218
Non-current trade and other payables	-	214,606
Total	3,148,544	2,267,824

Non-current trade and other payables include amount payable for advertisement expenses to BCCL (refer to Note 36)

34. Employment benefit plan

	March 31,
	2017	2016
Defined benefit plan	62,434	45,237
Liability for compensated absences	41,920	30,784
	104,354	76,021

The Group’s gratuity scheme for its employees in India is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salary and the years of employment with the Group. The benefit plan is partially funded. The following table sets out the disclosure in respect of the defined benefit plan.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Movement in obligation

	March 31,
	2017	2016
Present value of obligation at beginning of the year	53,403	36,259
Interest cost	3,484	2,599
Current service cost	11,824	8,483
Actuarial loss on obligation
-economic assumptions	6,591	1,196
-demographic assumptions	2,054	8,439
Benefits paid	(6,405)	(3,573)
Present value of obligation at end of the year	70,951	53,403

Movement in plan assets

	March 31,
	2017	2016
Fair value of plan assets at beginning of the year	8,166	7,534
Employer contributions	387	1,460
Benefits paid	(399)	(1,293)
Earning on plan assets	591	588
Actuarial loss on plan assets	(228)	(123)
Fair value of plan assets at end of the year	8,517	8,166

Unfunded liability

	March 31,
	2017	2016
Current	7,227	2,632
Non-current	55,207	42,605
Unfunded liability recognized in statement of financial position	62,434	45,237

Components of cost recognized in profit or loss

	March 31,
	2017	2016
Current service cost	11,824	8,483
Net interest cost	3,483	2,599
Earnings on plan assets	(591)	(588)
For the year ended	14,716	10,494

Amount recognized in other comprehensive income	March 31,
	2017	2016
Actuarial loss on obligation*	8,874	9,758

*Refer to Note 31 for movement during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

The principal actuarial assumptions used for estimating the Group's defined benefit obligations are set out below:

	March 31,
	2017	2016
Discount rate	6.50%	7.20-7.35%
Future salary increase	11.00%	8-9%
Average expected future working life (years)	2.27-3.30	2.84-3.60
Expected rate of return on plan asset	8-8.35%	8-8.75%
Retirement age (years)	58	58
Mortality table	IALM* (2006-08) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	70%	40%
From 31 to 44 years	30%	30%
Above 44 years	3%	5%

*Indian Assured Lives Mortality (2006-08) Ultimate represents published mortality table used for mortality assumption.

The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2017	2016
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	(1,627)	(1,107)
b) Impact due to decrease of 0.50%	1,716	1,160

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	1,126	1,063
b) Impact due to decrease of 0.50%	(1,127)	(915)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. These analyses are based on a change in a significant assumption, keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2017	2016
Year 1	15,744	10,752
Year 2	12,881	9,643
Year 3	9,664	8,442
Year 4	8,045	7,437
Year 5	5,847	6,158
Year 6-10	21,544	16,950
Total expected payments	73,725	59,382

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

35. Deferred revenue

	March 31,
	2017	2016
Global Distribution System provider	866,712	1,279,464
Loyalty programme	131,142	79,383
Other	411	-
Total	998,265	1,358,847
Non-current	458,703	711,329
Current	539,562	647,518
Total	998,265	1,358,847

Deferred revenue represents the amount received upfront by the Group as a part of commercial arrangement with the Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on its website or other distribution channels. The same is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold as per the term of the agreement and the balance amount is recognized as deferred revenue.

	March 31,
	2017	2016
At April 1	1,358,847	583,304
Deferred during the year	52,170	1,093,045
Recorded in statement of profit or loss	(412,752)	(317,502)
At March 31	998,265	1,358,847

36. Other financial liabilities

	March 31,
	2017	2016
Non-current
Share warrants	2,066	6,997
Advance against share warrants*	-	30,000
Contingent dividend	2,913	-
	4,979	36,997
Current
Due to employees	115,271	123,225
Share warrants	1,335,352	-
Total	1,450,623	123,225

*Yatra Online Private Limited (Yatra India) issued warrants to Bennett Coleman and Co. Ltd. (BCCL) which are convertible into the equity shares in Yatra India upon occurrence of certain events viz. (a) an IPO of the Parent or it’s subsidiaries (Yatra online private Limited / Yatra Online (Cyprus) Limited ) or (b) Prior to a proposed event resulting in a Change of Control of the Company or Ultimate Parent, at any time, within a period, of 4 (Four) years from June 21, 2011, which is further extended untill September 30 , 2017. BCCL has a right to exercise put option in respect of such equity shares against THCL Travel Holding Limited (“THCL” formerly known Yatra Online (Cyprus) Limited). On conversion to equity, BCCL has put option that requires Yatra Cyprus to purchase all the shares held by BCCL at a price per share calculated as per the terms of the agreement. In the event, BCCL does not exercise its put option with the period stipulated therein, THCL shall have the right to require BCCL to sell all the above-stated equity shares held in Yatra to THCL at a price per share calculated as per warrant sales agreement.

On March 31, 2017, BCCL has agreed to waive its right to exercise the Warrants under Warrant Subscription Agreement and Yatra India would settle BCCL with the payment of an aggregate sum of INR 390,000 (including interest INR 90,000) under the terms of Advertisement Agreement with no further liability on the Group. Accordingly as at March 31, 2017, liability amounting to INR 390,000 is disclosed under trade payables in the statement of financial position.

37. Other non financial liability, non-current

	March 31,
	2017	2016
Lease rent equalization	3,598	3,879
Fair valuation adjustment - financial liability	-	45,625
Total	3,598	49,504

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Fair valuation adjustment - financial liability represents unamortized portion of the difference between the fair value of the financial liability on account of Non-current trade payable for advertisement expense on initial recognition and the amount received.

38. Other current liabilities

	March 31,
	2017	2016

Advance from customers	480,711	410,849
Lease rent equalization	3,644	4,806
Statutory liabilities	59,952	47,415
Other liabilities	70,755	68,047
Total	615,062	531,117

Advances from customers primarily consist of amounts for future bookings of Air Ticketing and Hotels and Packages.

39. Commitment and contingencies

a) Capital and other commitments:

● Contractual commitments for capital expenditure pending were INR 37,124 as at March 31, 2017 (INR 1,921 as at March 31, 2016). Contractual commitments for capital expenditure relate to acquisition of computer software and websites, office equipment and furniture and fixtures.

● Contractual commitments for advertisement services pending execution were INR 92,890 as at March 31, 2017 (INR 109,179 as at March 31, 2016).

b) Contingent liabilities

i) Claims not recognized as liability were INR 44,950 as at March 31, 2017 (INR 34,976 as at March 31, 2016).

These represent claims made by the customers due to service related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. This also includes INR 1,000 towards claim for copyright infringement .The management does not expect these claims to succeed and accordingly no provision has been recognized in the financial statements.

ii) INR 19,690 as at March 31, 2017 (INR 2,249 as at March 31, 2016), represent show cause cum demand notices raised by Service Tax authorities over one of the subsidiaries in India. Based on the Group’s evaluation, it believes that it is not probable that the demand will materialize and therefore no provision has been recognized.

iii) INR 2,806 as at March 31, 2017 (NIL as at March 31, 2016), represent show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that it is not probable that the demand will materialize and therefore no provision has been recognized

c) Operating lease commitment – Group as lessee

As lessee, the Group's obligations arising from non cancellable lease are mainly related to lease agreements for real estate. These leases have various extension options and escalation clause. As per the agreements, maximum obligations on long term non-cancellable leases are as follows:

	March 31,
Future minimum lease payment obligation	2017	2016
Within one year	109,320	111,131
After one year but not more than five years	104,083	151,723
More than five years	8,484	11,774
Total	221,887	274,628

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

During the year ended March 31, 2017, INR 148,738 was recognized as rent expense under other operating expenses in statement of profit or loss in respect of operating leases (March 31, 2016: INR 142,350).

d) Finance lease commitment – Group as lessee

The Group has finance leases for vehicles. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. Future minimum lease payments under finance leases together with the present value of the minimum lease payments are as follows:

	March 31,
	2017	2016
Within one year	5,425	5,743
After one year but not more than five years	9,600	15,904
More than five years	-	-
Total	15,025	21,647
Less: amount representing finance charges	2,174	3,281
Present value of minimum lease payments	12,851	18,366

40. Financial risk management, objective and policies

The Group's activities are exposed to variety of financial risk; credit risk, liquidity risk and foreign currency risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are summarized below:

a) Credit risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables and other financial assets

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2017	2016
Trade and other receivables	1,970,375	1,362,838
Other financial assets	3,147,918	1,138,144
Total	5,118,293	2,500,982

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

The ageing of trade and other receivables at the reporting date was:

	March 31,
	2017	2016
0 - 30 days	1,314,822	940,142
31 - 90 days	466,215	166,486
91 - 180 days	115,516	156,393
More than 180 days	73,822	99,817
Total	1,970,375	1,362,838

Allowances for doubtful debts mainly represent amounts due from airlines, hotels and customers. Based on historical experience, the Group believes that no impairment allowance is necessary, except for as disclosed in Note 25, in respect of trade receivables.

b) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the consolidated entity aims to maintain flexibility in funding by keeping committed credit lines available.

The Group manages liquidity by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities.

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2017 and 2016.

As at March 31, 2017

	Carrying amount	Contractual cash flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	32,025	37,807	11,913	25,894	-
Finance lease liabilities	12,851	15,025	5,425	9,600	-
Trade and other payables	3,148,544	3,148,544	3,148,544	-	-
Other current liabilities	245,978	245,978	245,978	-	-
Total	3,439,398	3,447,354	3,411,860	35,494	0

As at March 31, 2016

	Carrying amount	Contractual cash flows *	Within 1 year	1 -5 Years	More than 5 years
Term loan	426,580	440,185	93,166	347,019	-
Vehicle loan	24,487	28,632	10,976	17,656	-
Finance lease liabilities	18,366	21,647	5,743	15,904	-
Trade and other payables	2,267,824	2,267,824	2,053,218	214,606	-
Other current liabilities	238,687	238,687	238,687	-	-
Total	2,975,944	2,996,975	2,401,790	595,185	-

*Represents undiscounted cash flows of interest and principal.

Based on the past performance and current expectations, the Group believes that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with its existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect or the availability of the requirement of capital resources.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

c) Foreign currency risk

Foreign currency Risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures.

The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables).

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD and GBP against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 5% appreciation of the USD and GBP currency as indicated below, against the INR would have decreased loss by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting period. The analysis assumes that all other variables remain constant.

	March 31,
	2017	2016
5% strengthening of USD against INR	351	1,077
5% weakening of USD against INR	(351)	(1,077)

5% strengthening of GBP against INR	1,085	272
5% weakening of GBP against INR	(1,085)	(272)

41. Capital management

For the purpose of the Group’s capital management, capital includes issued capital, convertible preference shares, share premium and all other equity reserves attributable to the equity holders of the Parent Company. The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize the shareholder’s value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the bank to immediately call interest-bearing loans and borrowings. During the financial year March 31, 2017, company had received additional capital through business combination (refer to Note 43) and company had paid off loans taken from Macquarie and InnoVen capital (refer to Note 32)

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2017 and March 31, 2016.

The Group monitors capital using a debt equity ratio, which is debt divided by total equity.

	March 31,
	2017	2016
Interest bearing loans and borrowings (Note 32)	44,877	469,433
Less : cash and cash equivalents (Note 27)	(1,532,629)	(389,664)
Net debt	(1,487,752)	79,769

Share warrants (Note 36)	1,337,418	6,997
Equity	3,137,486	429,472
Total Equity	4,474,904	436,469

Gearing ratio (Net debt / total equity + net debt)	(49.81)%	15.45%

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures

For the purpose of the consolidated financial statements, parties are considered to be related to the group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related party

Key Management Personnel	Dhruv Shringi	Chief Executive Officer and Director
	Alok Vaish (from September 26, 2016)	Chief Financial Officer
	Promod Haque	Non-Executive Director
	Amit Bapna	Non-Executive Director
	Sanjay Arora (appointed on December 16, 2016)	Non-Executive Director
	Murlidhara Lakshmikantha Kadaba (appointed on December 15, 2016)	Non-Executive Director
	Sudhir Kumar Sethi	Non-Executive Director
	Sarbvir Singh (resignation on September 24, 2016)	Non-Executive Director
Significant Influence	E-18 Limited
Reliance Capital Limited
IDG Ventures India Advisors Private Limited
Group Companies of entities having significant influence
E-18 Limited
Reliance Industries Limited
Reliance Retail Limited
Indiawin Sports Private Limited
Reliance Capital Limited
Reliance Infrastructure Limited
Reliance Defence Limited
Reliance Defence Systems Private Limited
Reliance ADA Group Private. Limited
Reliance Cement Company Private Limited
Reliance Home Finance Limited
Reliance Nippon Life Insurance Co Limited
Reliance Defence Systems & Tech Limited
Reliance Infocomm Limited
Reliance General Insurance Company Limited
Other entities where the company considers their to be a significant influence due to significant transaction with investor	Macquarie Capital (USA) Inc.
Joint venture company	Adventure and Nature Network Pvt. Ltd.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

During the year, the Group entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
	2017	2016	2015

Significant Influence
Rendering of services	22,041	4	2,084
Interest expense	-	2,618	424
Loan taken	-	400,000	170,000
Loan repaid	-	400,000	170,000
Group Companies of entities having significant influence
Rendering of services	88,932	6,819	939
Advertisement expense	15,154	-	-
Interest expense	220	-	-
Communication	12,971	16,424	18,608
Insurance	8	278	254
Other entities where the company considers their to be a significant influence due to significant transaction with investor
Legal and professional fees	101,353	-	-
Joint venture company
Rendering of services	-	3	-
Recovery of expenses	-	133	28
Commission expense	-	-	56

	March 31,
	2017	2016
Significant Influence
Trade payable	-	5
Trade receivable	4,640	-
Group Companies of entities having significant influence
Trade payable	5,581	1,181
Trade receivable	14,793	4,908
Joint venture company
Trade receivable	-	98
Prepayment and Other asset	86	-

The sales to and purchases from related parties are made on terms equivalent to those that prevail's in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Compensation of key management personnel of the Group

	March 31,
	2017	2016	2015
Short-term employee benefits	28,760	17,239	15,816
Contributions to defined contribution plans	22	22	17
Profit linked bonus	27,187	3,796	3,882
Directors Sitting fee's	2,762	-	-
Share based payment	353,271	8,920	14,746
Total compensation paid to key management personnel	412,002	29,977	34,461

Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

Provision for contingent dividend has not been considered, since the provision is based on the valuation report for all the Yatra’s shareholders and holders of certain options, warrants and share swaps.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

During the financial year ending March 31, 2017, the Company had bought back 7,982 number of shares from key management personnel

The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Directors' Loan and Advances

Year ended	Interest income	Advances given	Repayment/settlement of advances	Receivable
March 31, 2017	64	872	2,359	-
March 31, 2016	80	241	580	1,744

The Company has granted a unsecured loan to one director during the FY ending March 31, 2016 at interest of 9.75% p.a. This was repaid in full during the FY ending March 31, 2017.

43. Business Combination

On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation (“Terrapin” or “TRTL”). Terrapin is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 in its IPO in July 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently TRTL parent merged with and into the Parent Company. Pursuant to the business combination agreement, holders of shares of TRTL's Class A common stock received ordinary shares of the Parent Company in exchange for their shares of TRTL's Class A common stock on a one-for-one basis; holders of shares of TRTL's Class F common stock received one Class F share of the Parent Company, which has no economic right but only a voting right similar to ordinary shares, for each share of TRTL's Class F common stock: and each of TRTL's outstanding warrants ceased to represent a right to acquire shares of TRTL's Class A common stock and instead represent the right to acquire the same number of ordinary shares of the Parent Company, at the same exercise price and on the same terms as in effect immediately prior to the closing of the business combination.

For accounting purposes, the Parent Company is deemed to be the accounting acquirer in the Business Combination and consequently, the Business Combination is treated as a capital transaction involving the issuance of Parent Company shares.

The transaction has been consummated by the issuance of 6.794 million ordinary shares of Yatra Online, Inc. to holders of TRTL Class A common stock in exchange for their shares of TRTL Class A common stock on a one-for-one basis, the assumption of 34.675 million warrants issued to TRTL warrant holders and the issuance of 3.159 million Class F shares of Yatra Online, Inc. to TRTL Class F stockholders. Terrapin 3's net assets of INR 2,404,373 were combined with the Company and the issuance of ordinary shares of the Parent Company was recorded at the fair value of INR 6,474,133 with the resulting difference amounting to INR 4,069,760, representing the listing expense reflected as exceptional item in statement of profit or loss.

The net assets of INR 2,404,373 acquired on December 16, 2016 includes:

Amount
Cash and cash equivalent	4,051,557
Current assets	8,285
Accounts payable	(23,797)
Warrants	(1,631,672)

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2017

(Amount in INR thousands, except per share data and number of shares)

Subsequent to consummation of business combination;

i) during December 2016, the Parent Company raised additional capital of INR 1,663,544 on private placement basis and certain warrant holders exercised their right resulting into additional share capital of INR 7,352.

ii) during December 2016, the Parent Company granted 2,000,000 restricted stock units (RSU) to certain employees. Each unit of RSU entitles the holder to purchase one share of the Company, subject to requirement of vesting conditions. These RSUs have been issued subject to a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount. The cost of RSU determined by the fair value at the date of grant is being amortized on a monthly graded basis over the total vesting period.

iii) during December 2016, the Parent Company declared contingent dividend of INR 2,368,275 to its shareholders, certain employees, warrant holders and swap shareholders. Such contingent dividend is payable only upon the achievement by the Company of defined net revenue and earnings before interest, tax, depreciation and amortization (EBITDA) metrics in calendar year 2017 and during the period from January 1, 2018 through June 30, 2018. As at March 31, 2017 the fair value of contingent dividend attributable to shareholders, amounting to INR 2,755 has been adjusted with equity and INR 292 attributable to employees and warrant holders, has been recorded in statement of profit or loss and other comprehensive loss.

iv) during the financial year, the Parent Company incurred transaction costs amounting to INR 253,813. An amount of INR 172,474 has been charged to statement of profit or loss and other comprehensive loss and INR 81,339 in statement of changes in equity under equity share premium.

44. Exceptional items

Exceptional items include:

•	Listing expense amounting to INR 4,069,760 for the year ended March 31, 2017 (March 31, 2016: Nil). Refer to Note 43.

•	Transaction costs for consummation of business combination amounting to INR 172,474 for the year ended March 31, 2017 (March 31, 2016: Nil).

•	Contingent dividend (basis reassessment of fair valuation) expenses of INR 292 for the year ended March 31, 2017 (March 31, 2016: Nil) towards contingent dividend payable to holders of certain share options and share warrants. Such contingent dividend is payable only upon the achievement by the Company of certain net revenue and EBITDA metrics in calendar year 2017 and during the period from January 1, 2018 through June 30, 2018.

