Form 20-F
period 2018-03-31
Yatra Online, Inc.
filed 2018-07-31
CIK 1516899

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2018
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number 001-37968

YATRA ONLINE, INC.
(Exact name of registrant as specified in its charter)

Not Applicable (Translation of Registrant's Name Into English)	Cayman Islands (Jurisdiction of Incorporation or Organization)

Alok Vaish
Chief Financial Officer
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India
0124 399 5500
(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of Class)	(Name of Exchange On Which Registered)
Ordinary Shares, par value $0.0001 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of March 31, 2018, 29,077,373 ordinary shares, par value $0.0001 per share, 2,392,168 Class A non-voting shares, par value $0.0001 per share and 3,159,375 Class F shares, par value $0.0001 per share were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

If "Other" has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

☐ Yes    ☐ No

CONVENTIONS USED IN THIS ANNUAL REPORT

        In this Annual Report, references to "U.S.," the "United States" or "USA" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$", "US$" and "U.S. Dollars" are to the lawful currency of the United States of America, and references to "Rs." "INR" and "rupee" each refer to the Indian rupee, the official currency of the Republic of India.

        The data provided herein expressed in Indian rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2018, the exchange rate between the U.S. dollar and the Indian rupee expressed in Indian rupees per U.S. dollar was $1.00 = Rs. 65.11. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

        On December 16, 2016, we converted our preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options and a corresponding adjustment to the exercise prices of such options. Unless otherwise specifically stated or the context otherwise requires, all share information and per share data included in this Annual Report prior to December 16, 2016 has been presented on a post-share split basis.

        In addition, on December 16, 2016, we completed the business combination with Terrapin 3 Acquisition Corporation, or Terrapin 3, pursuant to which Terrapin 3 became our partially owned subsidiary, which is referred to herein as the Business Combination. Terrapin 3 is now known as Yatra USA Corp.

        Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2018 and 2017 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2018, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular "fiscal year" are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a "fiscal" year are to the calendar year ended December 31. We refer in various places within this Annual Report to Revenue Less Service Cost, Adjusted EBITDA Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See "Item 5. Operating and Financial Review and Prospects."

        In this Annual Report, we rely on and refer to information and statistics regarding the travel service industry and our competitors from market research reports and other publicly available sources, including from PhoCusWright Inc., or PhoCusWright, an independent travel industry research company. We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management's best view as to information that is not publicly available. While we believe that all such information is reliable, we have not independently verified industry and market data from third party sources. In addition, while we believe that our internal company research is reliable and the definitions of our industry and market are appropriate, neither our research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this Annual Report is generally reliable, such information is inherently imprecise. Projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See "Special Note Regarding Forward-Looking Statements."

        We operate under a number of trademarks and trade names, including, among others, "Yatra" and "Travelguru." This Annual Report contains references to our trademarks and trade names and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

  •
  our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

  •
  our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

  •
  our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us;

  •
  our expectations regarding the development of our industry and the competitive environment in which we operate;

  •
  our ability to realize the anticipated benefits of the acquisition of Air Travel Bureau Limited ("ATB");

  •
  our ability to increase the number of visits to our search platform and referrals to our advertisers;

  •
  our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents ("OTAs");

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

        We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. You are cautioned to consider these and any other factors discussed in the section entitled "Risk Factors" elsewhere in this Annual Report. These risks are not exhaustive. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Annual Report. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Annual Report or elsewhere might not occur.

        In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

  A.
  Selected Consolidated Financial Data

        The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2018, 2017 and 2016 and the selected consolidated statement of financial position data as of March 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of financial position data as of March 31, 2016 has been derived from our audited financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2017 filed on June 30, 2017. The selected consolidated statement of financial position data as of March 31, 2015 have been derived from our audited consolidated financial statements that were part of the final prospectus included in the Registration Statement on Form F-4 filed on November 21, 2016 but are not included in this Annual Report. The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our historical results do not necessarily indicate results expected for any future period.

        Yatra Online, Inc. has adopted IFRS as issued by the IASB as of April 1, 2014 and has prepared consolidated financial statements with effect from that date. We have not included financial information for the year ended March 31, 2014 or consolidated balance sheet data as of March 31, 2014, as such information is not available on a basis that is consistent with the consolidated financial information for the fiscal years ended March 31, 2018, 2017, 2016 and 2015 and cannot be obtained without unreasonable effort.

        The translations of Indian rupee amounts to US dollars amounts set forth below are solely for the convenience of the reader and are based on the noon buying rate of in The City of New York for cable transfers of INR 65.11 per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2018. We make no representation that the Indian rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

        The following information should be read in conjunction with, and is qualified in its entirety by reference to, "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended March 31,
Consolidated statement of profit or loss and other comprehensive loss (amounts in thousands, except per share data and number of shares)
	2015 INR	2016 INR	2017 INR	2018 INR	2018 USD
Revenue:
Air ticketing	2,331,028	2,876,688	3,656,976	5,012,931	76,992
Hotels and packages	4,007,138	5,225,136	5,326,414	6,628,236	101,801
Other services	14,525	28,886	52,896	105,249	1,616
Other revenue	175,003	214,524	320,527	502,097	7,712

Total revenue	6,527,694	8,345,234	9,356,813	12,248,513	188,121

Other income	53,293	26,662	25,282	90,001	1,382
Service cost	3,140,865	4,164,352	4,179,486	4,930,757	75,730
Personnel expenses	1,155,332	1,524,055	2,115,308	2,902,840	44,584
Marketing and sales promotion expenses	1,471,126	1,687,541	2,457,242	4,155,420	63,822
Other operating expenses	1,590,188	1,967,162	2,217,887	3,284,030	50,438
Depreciation and amortization	208,939	233,703	275,587	425,600	6,537

Results from operations	(985,463)	(1,204,917)	(1,863,415)	(3,360,133)	(51,608)

Share of loss of joint venture	(11,005)	(11,802)	(9,441)	(10,559)	(162)
Finance income	93,474	95,072	139,158	91,912	1,412
Finance cost	(87,578)	(111,973)	(149,863)	(153,056)	(2,351)
Listing and related expenses	—	—	(4,242,526)	—	—
Changes in fair value of warrants	85	(3,167)	230,111	(563,253)	(8,651)

Loss before taxes	(990,487)	(1,236,787)	(5,895,976)	(3,995,089)	(61,360)

Tax (expense)/credits	42,720	(6,515)	(40,987)	(56,887)	(874)

Loss for the year	(947,767)	(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Loss attributable to:
Owners of the Parent Company	(936,504)	(1,218,824)	(5,901,483)	(3,993,140)	(61,330)
Noncontrolling interest	(11,263)	(24,478)	(35,480)	(58,836)	(904)
Loss for the year	(947,767)	(1,243,302)	(5,936,963)	(4,051,976)	(62,234)
Loss per share
Basic	(47.98)*	(58.10)*	(237.89)	(116.41)	(1.79)
Diluted	(47.98)*	(58.10)*	(237.89)	(116.41)	(1.79)
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share
Basic**	19,518,909 **	20,976,502 **	24,807,122 **	34,301,152 **	34,301,152 **
Diluted**	19,518,909 **	20,976,502 **	24,807,122 **	34,301,152 **	34,301,152 **

*
Includes ordinary shares which have been issued on account of conversion of mandatorily convertible Preference Shares (Series A to Series F), and have been used in the calculation of weighted average basic earnings per share.

**
On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into ordinary shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our ordinary shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying our share options. Consequently, the basic and diluted earnings per share for all periods presented are adjusted retrospectively to reflect the share split.

        The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2018, 2017, 2016 and 2015:

	March 31,
Consolidated statement of financial position data (amounts in thousands)	2015 INR	2016 INR	2017 INR	2018 INR	2018 USD
Trade and other receivables	1,364,840	1,362,838	1,970,375	4,008,871	61,571
Term deposits	777,405	1,024,890	3,027,861	1,012,144	15,545
Cash and cash equivalents	234,474	389,664	1,532,629	2,465,073	37,860
Total assets	4,680,673	5,354,026	9,574,433	11,616,787	178,419
Total equity attributable to equity holders of the Company	728,206	429,472	3,137,487	(224,918)	(3,455)
Borrowings	235,985	469,433	44,876	851,829	13,083
Trade and other payables	2,106,123	2,267,824	3,148,544	5,049,630	77,555
Total liabilities	3,945,715	4,912,968	6,384,864	11,842,066	181,880
Total equity and liabilities	4,680,673	5,354,026	9,574,433	11,616,787	178,419

Other Data:

        The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2015	2016	2017	2018
Figures in thousands
Quantitative details*
Air passengers	4,207	5,698	6,869	8,875
Hotel room nights	944	1,139	1,383	2,098
Holiday packages passengers travelled	100	130	143	168
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	40,438,326	49,268,781	57,562,263	79,156,190
Hotels and Packages	7,368,475	9,614,004	10,435,643	13,386,288
Total	47,806,801	58,882,785	67,997,906	92,542,478

Revenue Less Service Cost***
Air Ticketing	2,331,028	2,876,688	3,656,976	5,012,931
Hotels and Packages	866,273	1,060,784	1,146,928	1,697,479
Others	189,528	243,410	373,422	607,346
Total	3,386,829	4,180,882	5,177,326	7,317,756

Net Revenue Margin %****
Air Ticketing	5.8%	5.8%	6.4%	6.3%
Hotels and Packages	11.8%	11.0%	11.0%	12.7%

*
Quantitative details are considered on Gross basis.

**
Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***
As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

Risks Related to Our Business and Industry

We have a history of operating losses.

        We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra's net losses were INR 4,052.0 million for fiscal year 2018 as compared to a loss of INR 5,937.0 million in fiscal year 2017 and a loss of INR 1,243.3 million in fiscal year 2016. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our ordinary shares.

The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

        The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Booking.com B.V., Cleartrip Pvt. Ltd., Expedia Southeast Asia Pte. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including the recently concluded acquisition of Ibibo Group), and One97 Communications Limited. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

        Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta-search sites, including TripAdvisor, Trivago and Kayak, offer users the ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

        We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as "daily deal" websites, such as Groupon, Inc.'s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

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

        We also face increasing competition from search engines like Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Google has increased its focus on appealing to travel customers through its launches of Google Places, Google Flights and Google Hotel Price Ads. Google's efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

The slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular could adversely affect our business and financial performance.

        Substantially all of our operations are located in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, the repercussions from the June 2016 United Kingdom referendum to withdraw from the European Union and other matters. While the Indian economy has grown significantly in recent years, it had experienced a slowdown in its economic growth a few quarters ago. The Indian economy could be further adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, recent initiatives by the Indian government towards demonetization of certain Indian currency, the Indian government's recent implementation of a comprehensive nationwide goods and services tax ('GST') regime, and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

        In the past, economic slowdowns in the Indian economy may have harmed the travel industry as customers had less disposable income for their travels, especially holiday travel. If there is a slowdown in the India's economic growth it will likely have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations. We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry in recent years has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Future bankruptcies and increasing consolidation could create challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

        If the growth in the Indian travel industry cannot be sustained or the Indian economy as a whole continues to experience a slowdown in growth, our business and results of operations could be adversely affected.

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

        The occurrence of any of these events could result in changes to customers' travel plans and related costs and lost revenue for our company, as well as the risk of a prolonged and substantial decrease in travel volume, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial results are subject to fluctuations in currency exchange rates.

        Given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers' travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2016, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates.

We have limited experience operating as a public company, and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.

        As a U.S. reporting company, we incur significant legal, accounting and other expenses. Prior to becoming a U.S. reporting company, we had not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. We have not previously been required to establish and maintain disclosure controls and procedures such as Section 404 of the Sarbanes Oxley Act of 2002 and internal controls over financial reporting applicable to a public company with securities registered in the United States. Compliance with reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our ordinary shares to decline.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

        We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC's current rules, starting in fiscal year 2018 we have been required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. However, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until the filing of our annual report on Form 20-F following the date on which we are no longer an emerging growth company.

        Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

        A significant change in our relationships with our major suppliers for a sustained period of time, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner or a supplier's complete withdrawal of inventory, could have a material adverse effect on our business, financial condition or results of operations. Furthermore, no assurance can be given that our travel suppliers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Net Revenue Margins or may require us to initiate legal or arbitration proceedings to enforce their contractual payment obligations, which may adversely affect our business and results of operations.

Some of our airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets, and this could adversely affect our business and results of operations.

        In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We rely on third-party systems and service providers, and any disruption or adverse change in their business may have a material adverse effect on our business.

        We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

  •
  assist in conducting searches for airfares and process air ticket bookings;

  •
  process hotel reservations;

  •
  process credit card, debit card, net banking and e-wallet payments;

  •
  provide computer infrastructure critical to our business; and

  •
  provide customer relationship management, or CRM, software services.

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

        Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

        As we increase the number of third party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and increases in customer dissatisfaction may adversely impact our business.

        In 2015, we launched a marketplace platform that enables us to sell our own inventory and the inventory of third party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all of the licenses and permits required for it to provide travel products to consumers.

        The actions that we take to monitor and enhance the performance of our travel suppliers may be inadequate to timely discover these quality issues. There may be customer complaints and litigation against us due to our travel suppliers' failure to provide satisfactory travel products or services. If our travelers are dissatisfied with the travel products and services provided by third party vendors they find through our marketplace platform, they may reduce their use of, or completely forgo, our marketplace platform as well as our core platform, including our mobile apps. They may also demand refunds of their payments to us or claim compensation from us for damages suffered as a result of our travel suppliers' performance or misconduct. Increases in customer dissatisfaction with third party vendors could damage our brand, reduce our traffic and materially and adversely affect our business and results of operations.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

        Our business is significantly affected by the overall size of our customer base, which in turn is determined by, among other factors, their experience with our customer services. As such, the quality of customer services is critical to retaining our existing customers and attracting new customers. If we fail to provide quality customer services, our customers may be less inclined to book travel products and services with us or recommend us to new customers, and may switch to our competitors. Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

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

        We have invested considerable time and resources in developing and promoting our "Yatra" brand. We expect to continue to spend on maintaining the high quality of our brand in order to compete against a large and growing number of competitors. We also believe that the strength of our brand is one of our key assets that will allow us to expand into new geographies, such as Tier 2 and Tier 3 cities in India, where our brand is not as well known. These efforts may not be successful and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands or generate demand in a cost-effective manner, it could have a material adverse effect on our business and financial performance.

        In addition, we receive significant media coverage in India and other geographic markets. We could receive unfavorable publicity regarding, for example, our practices relating to personnel, business, operating, accounting, prospects, business ethics, privacy and data protection, product changes, competitive pressures, the accuracy of user-generated content, product quality, litigation or regulatory activity,. Such allegations could adversely affect our reputation with our users and advertisers. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website by anyone, and may even be posted on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Such potential negative publicity also could have an adverse effect on the size, engagement and loyalty of our user base and result in decreased revenue, which could adversely affect our business and results of operations.

We are exposed to the proceedings or claims arising from travel-related accidents or customer misconducts during their travels, the occurrence of which may be beyond our control.

        Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers' claims arising from or relating to travel-related accidents. As we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also "—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform." However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers' negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

        From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management's attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take actions against us.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

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

The roll-out of new features, improvements and strategies may not meet our expectations.

        We are constantly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. However, there is no guarantee that these initiatives will ultimately be successful and, if they are not, our business and results of operations may be materially adversely affected. For example, in 2014 we launched our eCash program to reward customers for repeat purchases. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. This program may not have the positive impact on total transaction volume and customer retention that we originally anticipated. For example, we currently expect that customers who book business travel through our corporate platform will receive the eCash points associated with that travel. However, if the eCash is held by the employer rather than the employee, the impact of this initiative may not be as significant as expected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. For example, we are moving rapidly toward a "Mobile First" business model. However, we can provide no assurance that we will not experience delays or disruptions as we implement this initiative or that, once we have successfully done so, the market opportunity for a "Mobile First" business will not have changed in a way that could negatively impact our "Mobile First" business, our efforts to attract new customers and our results of operations.

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

        In the quarter ended September 30, 2017, Yatra Online Private Limited, a subsidiary of Yatra Online, Inc., acquired a 51% shareholding in ATB, India's largest independent corporate travel services provider, with the obligation to acquire the remaining 49% shareholding pursuant to the terms of a share purchase agreement. As we integrate ATB into the Yatra portfolio, there may be unexpected costs and difficulties in integrating the two businesses.

As we increase our sales efforts toward larger corporate customers and B2B2C travel agents, our sales cycle, customer support efforts and collection efforts may become more time consuming and expensive.

        In recent years, we have increased our sales efforts toward larger corporate customers, including leading organizations from around India. The ATB acquisition was part of this effort. As we attempt to capitalize on this investment and increase our sales efforts targeted to large corporate customers, we expect to face greater costs, longer sales cycles and less predictability in completing some of our sales. Additionally, we may face challenges integrating the disparate sales approaches and strategies of the formerly separate ATB and Yatra segments. Furthermore, if a prospective corporate customer's decision to use our travel services is an enterprise-wide decision, these sales may require us to provide greater education to the prospective customer. Consequently, these customers may require us to devote greater sales, implementation and customer support resources to them.

        In addition, we are trying to increase our sales efforts to the B2B2C (business to business to consumer) segment by making inroads in India's large and fragmented network of travel agents. We are currently trying to make inroads to this market via organic growth. To the extent that we cannot help these travel agents provide their clients with time and money-saving opportunities, the growth in this segment may slow. Slower growth in this segment may hinder our efforts to reach customers in smaller markets, such as the Tier 2 and Tier 3 markets in India, who often utilize intermediaries such as travel agents to arrange their travel.

        As part of these efforts to attract corporate and B2B2C travel agents and retail customers, we typically extend credit periods to certain segments of our customer base. We may experience difficulty collecting payment fully and in a timely manner on our outstanding accounts receivable from our customers. As a result, we may face a greater risk of non-payment of our accounts receivable and, as our corporate travel business and B2B2C travel agents business grows in scale, we may need to make increased provisions for doubtful accounts. We cannot provide any assurance that we will be able to increase our corporate customer base and B2B2C travel agents, and our sales efforts to obtain such customers may become time consuming, costly and harmful to our business and results of operations.

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

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish substantial rights.

        To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends, and may be secured by all or a portion of our assets. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs and such efforts may divert our management from their day-today activities, which may compromise our ability to develop and market our products. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

We could be negatively affected by changes in Internet search engine algorithms and dynamics, or search engine disintermediation.

        We rely heavily on Internet search engines, such as Google and Yahoo! India, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that Google, Yahoo! India or other leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected.

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

Our use of open source software could adversely affect our ability to offer our products and services and subject us to possible litigation.

        We use open source software in connection with our development of technology infrastructure. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming noncompliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop travel products and services that are similar to or better than ours.

We are exposed to risks associated with the payments business, including online security and credit card fraud.

        The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit and debit cards, payment wallets, etc. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit and debit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs in connection with implementing a remediation plan to address these potential exposures.

        We also have agreements with banks and certain companies that process customer credit and debit card transactions for the facilitation of customer bookings of travel services from us. If any of these third parties experience business interruptions or otherwise are unable to provide the services we need, or if they increase the fees associated with those services, we will be adversely impacted. In addition, the online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by the respective card's security features and we may be liable for credit card acceptance on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit and debit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit and debit card processing companies, and our results of operations and financial condition could be adversely affected.

Our processing, storage, use and disclosure of customer data of our customers or visitors to our website could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views of personal privacy rights or data security breaches.

        In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction, for example, the recent enactment of European General Data Protection Regulations. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and results of operations.

        We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers' willingness to use our websites or mobile applications. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, our business.

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

        Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites' domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have inter alia applied for trademark registration of our logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks. Even with all of these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

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

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we have not or will not inadvertently infringe on the intellectual property rights of third parties. Our defenses against these claims, even if not meritorious, could be expensive and divert management's attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms or at all.

Our quarterly results may fluctuate for a variety of reasons, including the seasonality in the leisure travel industry, and may not fully reflect the underlying performance of our business.

        Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

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

        The majority of our bookings are made through our Indian website and mobile offerings. According to Internet World Stats, India had 462 million Internet users as of December 2017. There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Our large shareholders exercise significant influence over our company and may have interests that are different from those of our other shareholders.

        As of July 20, 2018, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), E-18 Limited, Capital18 Fincap Private Limited, Pandara Trust Scheme I, IDG Ventures India Fund II LLC, Intel Foundation, Reliance Infrastructure Limited, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Fuh Hwa Securities Investment Trust Co., Ltd., entities and people affiliated with Altai Capital Management, LLC, and entities and people affiliated with Millennium Management LLC beneficially own approximately 54.71% of the issued and outstanding shares of our company (or approximately 49.96% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our memorandum and articles of association, the approval of a merger or sale of substantially all of our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

The loss of one or more of our key personnel could harm our business.

        Our future success depends upon the continued contributions of our senior corporate management and other key employees. In particular, the contributions of Dhruv Shringi, our Chief Executive Officer, and Alok Vaish, our Chief Financial Officer, are critical to our overall management. We have entered into employment agreements with these individuals as well as other members of senior management, which contain non-compete provisions that extend for 18 months following the termination of such executive officer's employment. If we cannot retain the services of these individuals or other key personnel, our business could be seriously harmed.

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

There can be no assurance that our acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB.

        On August 4, 2017, through our subsidiary Yatra Online Private Limited, we acquired a majority of the outstanding shares of ATB pursuant to the ATB Purchase Agreement for an upfront payment of approximately INR 510 million. The acquisition of the balance of ATB's outstanding shares is expected to occur in the third quarter of the 2018 calendar year. Based on the terms of the ATB Purchase Agreement and management estimates, we expect the total purchase price to be between INR 1,469 million to INR 1,796 million. The acquisition of the remaining ATB shares will be financed through a combination of cash on hand and borrowings under our debt facility. However, we cannot assure you that any debt financing that we require to complete the acquisition of ATB's outstanding shares will be available on terms acceptable to us, or at all, and there can be no assurances that we will consummate the purchase of ATB's outstanding shares on the terms described herein, or at all. Failure to complete the acquisition of ATB's remaining outstanding shares would prevent us from realizing the anticipated benefits of this acquisition. In addition, the market price of our ordinary shares may reflect various market assumptions as to whether we will complete the acquisition of ATB outstanding shares. Consequently, any delay or failure to complete the purchase could result in a significant change in the market price of our ordinary shares.

We may fail to realize all of the anticipated benefits of our Business Combination or our ATB acquisition.

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

        The success of our acquisition of ATB will depend, in large part, on our ability to successfully integrate ATB's technologies, operations and systems, which may be a complex, costly and time-consuming process. We may face additional integration challenges including:

  •
  difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the acquisition;

  •
  difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;

  •
  difficulties in the assimilation of employees; and

  •
  difficulties in managing the expanded operations of a significantly larger company.

        Any one of these factors could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if ATB is integrated successfully, the full anticipated benefits of this acquisition may not be realized, including the synergies, cost savings or sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration process. All of these factors could cause reductions in our earnings per share, decrease or delay the expected accretive effect of the acquisition and negatively impact the price of shares of our ordinary share. As a result, it cannot be assured that our acquisition of ATB will result in the realization of the full anticipated benefits.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

        We may be required to take write-down or write-offs of assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about our company or our securities. In addition, charges of this nature may cause our company to violate net worth or other covenants to which we may become subject. Accordingly, our shareholders could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that this Report on Form 20-F contained an actionable material misstatement or material omission.

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

        For our company to be treated as a foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code, immediately after the Business Combination, either (i) the former stockholders of Terrapin must have owned (within the meaning of Section 7874 of the Code) less than 80% (by both vote and value) of our ordinary shares by reason of holding shares in Terrapin immediately prior to the Business Combination, or (ii) we must have substantial business activities in the Cayman Islands (taking into account the activities of our expanded affiliated group).

        Based on the rules for determining share ownership under Section 7874 of the Code, we believe that the shareholders of Terrapin should be treated as having owned less than 80% of our ordinary shares after the Business Combination and that, therefore, we should be treated as a foreign corporation for U.S. federal income tax purposes, although no assurances can be given in this regard. If we were to be treated as a U.S. corporation, income we earned would become subject to U.S. taxation, and the gross amount of any dividend payments to our non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce such withholding tax.

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

        For U.S. federal income tax purposes, a foreign corporation is classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such taxable year is "passive income" (as defined for such purposes) or (ii) 50% or more of the value of the assets held by such corporation (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce passive income or that are held for the production of passive income.

        As discussed in "Material U.S. Federal Income Tax Consequences," it is not expected that we will be a PFIC for the current taxable year, and it is not anticipated that we will become a PFIC in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. Accordingly, there can be no assurance that we are not a PFIC, or will not become a PFIC in the future.

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

        The Government of India has introduced a comprehensive nationwide goods and services tax ('GST') regime with effect from July 1, 2017. GST has replaced most of the significant indirect taxes levied in the past by the Centre and State Governments in India. As a result, the tax on most of the travel-related services provided by the Company has increased from 15% to 18% barring few services where lower rate of GST at 5% and 12% is applicable with and without certain conditions. Initially, provision of GST laws had a negative impact on the price of tour operator services provided by Company due to restriction on availment of credit. However, pursuant to a recent amendment to the GST laws, tour operators are now able to avail themselves of a credit of input tour operator services for payment of GST. This amendment is likely to mitigate the negative impact on tour operator services to a great extent.

        With respect to other services provided by the Company, the effect of increase in tax rates has been partially mitigated by the availability of input credit to the Company for tax charged on procurement of goods for business purposes. However, presently the Company is still in the process of availing the credit on procurement of goods. Finally, the implementation of the GST law may result in a lengthening of the cycle for the receipt by us of accounts receivable, which could potentially have a negative effect on our liquidity. Overall, the impact on the Company is mixed, however, this new indirect tax regime has led to a substantial increase in compliance costs as the Company has moved to de-centralized registration under GST from a centralized service tax registration in the erstwhile regime. Accordingly, the Company is undertaking all the required compliances from each state where commercial transactions are being effected. In addition to increased compliance cost, the Company is also paying GST in respect of hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located by virtue a specific provision under GST law. While the Company has complied with the requirements of the new tax regime from the date of implementation in India, there are certain areas where the Company is in the process of finalizing the tax positions as the GST laws lack clarity in that respect. The implementation of GST laws in India is in its initial phase, and during such time the impact of the new indirect tax environment on the Company continues to be closely monitored by the Company on regular basis.

Place of effective management of our company as per Indian income tax laws

        Per the (Indian) Income Tax Act, 1961, as amended, or the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India.

        As per the IT Act a company incorporated outside India would be considered a resident in India if its Place of Effective Management, or PoEM in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and finds mention in several tax treaties.

        The Central Board of Direct Taxes has issued guiding principles or Guidelines, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one of substance over form and its determination is fact driven. An entity may have more than one place of management, however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year on year basis, and process of such determination would primarily be based on whether the Company is engaged in 'active business outside India'. If during the tax year, PoEM exists both in and out of India, the PoEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and, accordingly, subject to taxes on its global income.

Business Connection

        As per the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Under the IT Act, income is said to be deemed to be accrued if it is earned through a 'business connection' in India.

        As per the provisions of the IT Act, the term "business connection" has been defined to include any business activity carried out through a person who habitually exercises an authority to conclude contracts or maintains a stock of merchandise or secures orders mainly or wholly for the non-resident in India.

        The Finance Act, 2018 has broadened the scope of the term 'business connection' to include 'significant economic presence' of the non-resident in India (irrespective of whether the non-resident has established a place of business in India or whether or not the non-resident renders service in India or whether or not the agreement for rendering such service or activities is entered in India). 'Significant economic presence' has been defined to include (i) any transaction in respect of any goods/services/

property carried out by a non-resident in India including provision of download of data or software in India if the aggregate of payments arising from such transactions exceed the prescribed threshold limit in a year; or (ii) regular interactions with the users in India beyond a prescribed threshold limit through digital means; or (iii) soliciting of business activities in a continuous and systematic manner. It may be pertinent to note that the threshold limits for having significant economic presence in India have not been notified yet.

        The Finance Act, 2018 has also broadened the scope of 'business connection' to provide that business connection' shall include any business activity carried by a person in India for a non-resident where such person habitually concludes contracts or habitually plays the principal role leading to conclusion of the contracts and the contracts are in the name of the non-resident or for the transfer of the ownership of, or for granting of the right to use, property owned by that non-resident or that non-resident has the right to use or for the provision of services by the non-resident.

        Thus, if any of the aforementioned conditions are satisfied by a person not resident in India, such person would be said to have a business connection and income attributable to such business connection would be taxable in India.

        However, a person not resident in India would also be entitled to claim benefits under the applicable Double Taxation Avoidance Agreement or DTAA between India and the country of its residence. The provisions of the DTAA shall be applicable to the extent they are more beneficial than the IT Act.

General Anti-Avoidance Rule

        General Anti-Avoidance Rules, or GAAR, came into force from April 1, 2017. GAAR gives Indian tax authorities a wide range of powers while determining tax consequences of an arrangement, which is held to be an impressible avoidance arrangement as defined in the IT Act.

        The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefits, or tax treaty benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our company, it may have an adverse tax impact on us.

        The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. Any such changes could have an adverse effect on our business and financial performance.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities, and changes in such laws, rules and regulations may adversely affect our business and financial performance.

        Many of the statutes and regulations that impose sales, use, occupancy, value-added and other taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance what view the Indian tax authorities will take.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India and may require us to make changes to our business, which may adversely affect our results of operations, financial condition and financial performance.

        India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra Online Private Limited, or Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India's Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

        A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our ordinary shares will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes, policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India's policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and results of operations.

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

        The demonetized rupee banknotes represented approximately USD $214 billion, or 14% of India's GDP, and accounted for approximately 86% of the value of currency then circulating in India. The primary objective of the demonetization was to rid the Indian economy of counterfeit and black, or untaxed money. However, India's population is largely unbanked and reliant on cash transactions. Banks and ratings agencies have cut their annual growth estimates for India, but the long-term effects of the demonetization remain unclear. Demonetization, along with the implementation of GST, had a severe impact on the Indian economy in general and Indian GDP had declined in recent quarters primarily due to these events. Demonetization could also have a severe impact on the travel business and our operations at least in the short term. There can be no assurance that in future, this or events of similar nature shall not happen.

Risks Related to Our Ordinary Shares

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, or the Articles of Association, the Cayman Islands Companies Law (2018 Revision), as amended, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non controlling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than those of the Cayman Islands.

        We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against our company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against our company predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts' discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the

Cayman Islands Court's decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

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

As a "foreign private issuer" under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

        We are considered a "foreign private issuer" under the Exchange Act and are, therefore, exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a "foreign private issuer" whose ordinary shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Capital Market requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.

        We could lose our status as a "foreign private issuer" under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

        We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

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

        Our board of directors is divided into three classes, each of which serves for a staggered term of three years. A staggered board makes it more difficult for shareholders to change a majority of the directors since only approximately one third of the existing board of directors may be replaced at any election of directors. This arrangement may have the effect of keeping the current members of our board of directors in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our company or change or remove our management.

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

        In connection with the Business Combination, we issued certain shareholders warrants to purchase our ordinary shares with provisions that require liability classification. These warrants require us to "mark to market" (i.e., record the derivatives at fair value) as of the end of each reporting period as liabilities on our balance sheet. Any volatility in the trading price for our ordinary shares would also impact the fair value determination of our outstanding warrants. A significant increase in our trading price while we are required to mark-to-market the fair value of our outstanding warrants may have a significant adverse impact on our operating results.

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

        As of July 20, 2018, we had 39,522,610 ordinary shares issued and outstanding, 3,159,375 Class F shares issued and outstanding and 2,392,168 Class A shares issued and outstanding. Subject to contractual lock-up agreements and applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are expected to be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. We cannot predict what effect, if any, market sales of our ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

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

We will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries, and limitations on their ability to pay dividends to us could adversely impact shareholders' ability to receive dividends on our ordinary shares.

        Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, it is subject to certain limitations with respect to dividend payments and increased tax payments on such distribution. Limitations on our subsidiaries' ability to pay dividends to us could adversely impact our shareholders' ability to receive dividends on our ordinary shares.

Outstanding warrants, which are exercisable for our ordinary shares, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

        As of July 20, 2018, there were outstanding warrants to purchase an aggregate of 17,537,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 ordinary shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 46,458 ordinary shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 154,000 ordinary shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. To the extent such warrants are exercised, additional shares of our ordinary shares will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our ordinary shares.

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

If the benefits of the Business Combination or our acquisition of ATB do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

        If the benefits of the Business Combination or our acquisition of ATB do not meet the expectations of investors or securities analysts, the market price of our securities may decline. Prior to the Business Combination, there was no public market for our securities. In addition, although we have already acquired a majority of ATB's outstanding shares, there can be no assurances that we will consummate the purchase of ATB's remaining outstanding shares on the terms described herein, or at all, or that, if we are successful in completing our acquisition of ATB, we will realize the full anticipated benefits that we, our investors or securities analysts anticipate. The trading price of our securities following the Business Combination and our acquisition of ATB could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

        Factors affecting the trading price of our securities may include:

  •
  our ability to successfully complete our acquisition of ATB, and realize the anticipated benefits of the acquisition;

  •
  actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

  •
  changes in the market's expectations about our operating results;

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

  •
  any continued slowdown in India's economic growth; and

  •
  general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

        Our ordinary shares began trading on NASDAQ under the symbol "YTRA" on December 19, 2016. There are no guarantees that our ordinary shares will continue to qualify for listing on NASDAQ. In addition, our warrants began trading on the OTCQX® Best Market under the symbol "YTROF" on December 30, 2016. If our ordinary shares and/or warrants are ever in the future delisted, the holders could face significant consequences, including:

  •
  a limited availability for market quotations for our securities;

  •
  reduced liquidity with respect to our securities;

  •
  a determination that our securities are a "penny stock," which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities;

  •
  limited amount of news and analyst coverage for our company in the United States; and

  •
  a decreased ability to issue additional securities or obtain additional financing in the future.

A significant portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

        These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares. As of July 20, 2018, MIHI LLC, the Terrapin Sponsors and certain of their affiliated entities (including Nathan Leight), E-18 Limited, Capital18 Fincap Private Limited, Pandara Trust Scheme I, IDG Ventures India Fund II LLC, Intel Foundation, Reliance Infrastructure Limited, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, and Macquarie Corporate Holdings Pty Limited, hold approximately 33.56% of the issued and outstanding shares of our company (or approximately 34.31% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. MIHI LLC has agreed, with certain exceptions, not to transfer, assign or sell any of its shares of Yatra USA Class F common stock until the earlier of (i) December 16, 2017 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and the Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Yatra USA until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With the expiration of this lock-up, the shares of Yatra USA Class F common stock held by MIHI LLC may be converted into Yatra Online ordinary shares and sold in the public market. The shares held by MIHI LLC could also have been sold prior to the expiration of the applicable lock-up if the last sale price of our ordinary shares equaled or exceeded $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 15, 2017. In addition, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our ordinary shares issued in connection with the Business Combination. As restrictions on resale end, the market price of our ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Foreign Account Tax Compliance Act

        The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments with respect to our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our common shares will not apply to payments before January 1, 2019. An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our common shares should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

ITEM 4.    INFORMATION ON THE COMPANY

  A.
  History and Development of our Company

        Yatra Online, Inc. is a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a public company upon the consummation of the Business Combination. Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India, and our telephone number at this office is (+91-124) 339-5500. Our principal website address is www.yatra.com and our other main website is www.travelguru.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

        Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India's largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management's analysis of publicly available information), with approximately 7.9 million travelers that have booked their travel through us as of March 31, 2018. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. Over $279 million has been invested in our company since we commenced operations in 2006.

  B.
  Business Overview

        Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with more than 92,000 hotels and homestays in more than 1,300 cities and towns across India and more than 0.8 million hotels around the world. To ensure that our service is truly a "one-stop shop" for travelers, we also provide our customers with access to approximately 1,100 holiday packages and more than 60,000 other activities such as tours, sightseeing, shows, and events.

        India is one of the world's largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. According to PhoCusWright, the leisure and unmanaged business market in India is estimated to reach $39 billion in 2021 with online penetration increasing from 37% in 2016 to 45% in 2021, representing a CAGR of 13.0% in the online segment. Business travel is a significant segment of the Indian travel industry and India was ranked as the tenth largest corporate travel market globally in 2015 according to the World Travel and Tourism Council with an overall market size of $29.6 billion growing to $52.2 billion by 2020. We believe that our focus on both the corporate as well as the consumer travel market positions us to address this combined market opportunity.

        To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through three go-to-market strategies: B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). We believe that the combination of our B2C and B2E channels enables us to target India's most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. Our B2B2C channel provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from approximately 20,000 travel agents in approximately 500 cities across India as of March 31, 2018. In addition, during the second quarter of our fiscal year ending March 31, 2018, we acquired a majority stake in Air Travel Bureau Limited, or ATB, which further reinforced our leadership position in the enterprise travel segment.

        Our business is based on a single technology platform that serves our customers through multiple mobile applications as well as our website. Our single platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat use by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our B2E customers to become B2C customers, we operate our eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points. As of December 2017, our 90-day repeat rate was approximately 52% and our cross-sell rate was approximately 22%. During fiscal year 2018, approximately 85% of our customers' visits were from direct and organic traffic, compared to approximately 83% in fiscal year 2017. We believe that this trend reflects the strength of our brand, the benefits of our single platform approach and the success of our go-to-market and customer acquisition strategy.

        We define a "visit" as a group of interactions on our platform that occur within a 30 minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use "traffic" and "visits" interchangeably in this Report.

        We are rapidly moving towards a "Mobile First" business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year ended March 31, 2018, our web and mobile properties received approximately 283 million visits, a 66% increase compared to that of fiscal year ended March 31, 2017. Our mobile applications have been downloaded approximately 14.1 million times. To further accelerate our mobile strategy, we have entered into a strategic relationship with Reliance Retail Ltd., an affiliate of Reliance Industries Limited which is one of India's largest conglomerates, pursuant to which Reliance Jio has agreed to pre-install the Yatra mobile app on its phones in connection with its launch of one of India's largest 4G mobile networks. Reliance Jio commenced this activity in September 2016. Reliance Industries Limited, through one of its affiliates, is a strategic investor in our company.

        Based on our large and loyal customer base, our comprehensive service offerings, our experienced management team and our multi-channel strategy, we believe that we are well-positioned to capitalize on the burgeoning Indian travel market. Our brand is among the most well-recognized in not only the Indian online travel industry, but all of Indian Internet commerce, and we believe that this creates a significant competitive advantage. Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience and meet the changing needs of business and leisure travelers. For example, we recently opened up our holidays booking platform to third party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

        We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

        Our revenue was INR 12,248.5 million in fiscal year 2018 and INR 9,356.8 million in fiscal year 2017, representing a growth of 30.9% over that period. Our Revenue Less Service Cost was INR 7,317.8 million in fiscal year 2018 and INR 5,177.3 million in fiscal year 2017, representing an increase of 41.3%. In addition, our Gross Bookings for Air Ticketing and Hotels and Packages increased to INR 92,542.5 million in fiscal year 2018 from INR 67,998 million in fiscal year 2017, representing an increase of 36.1%.

        We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. As a result of these efforts, during the fiscal year ended March 31, 2018, we have witnessed year over year growth of 99% in our mobile traffic and the installation rate for our mobile applications increased 61% from March 31, 2017 to March 31, 2018. In addition, we receive over 25 million online shopper visits on our platform each month.

        During fiscal years 2018 and 2017, our net losses were INR 4,052.0 million and INR 5,937.0 million, respectively.

        Revenue Less Service Cost is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

Our Approach

        India is one of the world's largest and fastest growing economies, with a large middle class that is benefiting from increasing disposable income and a growing adoption of mobile Internet access. Nevertheless, India's middle class is still a relatively small fragment of India's population. As outlined in the chart below, India's A1-B1 socio-economic segments, which we believe to represent the educated urban consumers who are our target customers, represent just 7% of the overall population (1.32 billion) and 23% of the urban population (420 million) in India.

Source: Urban population estimate of 420 million per Internet and Mobile Association of India (IAMI). Socio-economic classification (SEC) breakdown per the Market Research Society of India. Distribution of SEC A1-E segments per MRSI applied to IAMI estimate of 420 million users to arrive to socio-economic segment size. Approximations based on income not directly correlated to socio segmentation hence proxies of income distribution used to estimate the approximate avg. income.

        As indicated by the tables below, the Indian corporate travel market represents the world's fast growing corporate travel market.

(1)
KPMG & FCM Travel Report accessed from Travelbizmonitor.com

        In order to effectively grow our business and serve the various segments of India's growing middle class, we operate through three go-to-market strategies: B2C, B2E and B2B2C. By using a common technology platform, we believe we are able to effectively target India's educated urban consumers and have multiple points of contact for marketing additional services to existing customers.

  •
  Our consumer, or B2C, offerings are provided directly to consumers through our apps and website.

  •
  Our corporate, or B2E, offerings are provided to our customers through a self-booking tool as well as site support with staff for query handling and execution. Our portfolio of approximately 700 large corporate customers as of March 31, 2018 (including corporate customers of ATB) includes leading organizations from India that employ approximately 4.2 million people, helping to make our B2E business India's largest corporate travel agency. We have also ramped up our efforts for signups of small and medium enterprises and entered into a partnership with one of the world's leading service providers for providing an expense management solution.

  •
  Our trade, or B2B2C, offerings address the needs of a large and fragmented market of travel agents providing access to approximately 20,000 registered agents in approximately 500 cities across India as of March 31, 2018, and particularly in smaller markets (which we refer to herein as Tier 2 and Tier 3 cities or markets) where Internet penetration has traditionally been lower and where cash payments are still the predominant form of travel purchasing.

        We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across our go-to-market channels, each of which has experienced strong growth in gross bookings. Using our common technology platform, business customers, who are introduced to our platform through their employers, are able to explore and book their leisure travel, and in some cases our eCash program rewards and incentivizes them for doing so. We believe that these aspects of our platform and the high number of repeat visitors and repeat transactions provide us with a cost effective way to grow our business while providing a high quality service to our customers.

Our Platform

        We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C, B2E and B2B2C channels. Our customer "touch-points" include our mobile applications, website and call centers as well as 'embedded' teams within some of our B2E clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering approximately 20,000 agents in approximately 500 cities across India as of March 31, 2018. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2E customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

(1)
Data for the twelve months ended March 31, 2018 for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses

(2)
Cumulative as of March 31, 2018; does not include data for B2B2C businesses

(3)
Approximate count as of March 31, 2018 and includes the employees of corporate customers of ATB

(4)
As of March 31, 2018

        Our website and mobile applications provide the following capabilities:

  •
  Exploring & Searching:  Our web and mobile platforms enable customers to explore and search flights, hotels, holiday packages, buses, trains and activities. We have developed a Natural Language Processing ("NLP")/Machine Learning ("ML") based text/voice search engine on our website and our Facebook Bot to optimize search results. We also have a NLP/ML-based customer support knowledge engine to address users' queries without dialing the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as "Lowest Fare Finder," "Super Saver," "Things To Do" and notifications.

  •
  Total Visibility:  Using our platform, customers are able to search for the lowest price available on any given date, identify dates with public holidays and widely celebrated events, and obtain additional information such as tripadvisor.com reviews, information on refundable or non-refundable fares, number of stops on airline bookings, and hotel and room amenities.

  •
  Booking:  Once a customer has decided to book travel, we offer a range of payment options. In addition, for international transactions, we use a "Dynamic Currency Converter," which supports 29 currencies and converts prices from INR to another currency so that international credit cards can be charged.

Mobile Applications

        As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

  •
  Yatra:  Our primary mobile interface to our core platform, which has been downloaded approximately 14.1 million times.

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

        Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and in fiscal year 2018, our mobile platforms accounted for approximately 76% of our total consumer visits and grew at 99% over fiscal year 2017. Our mobile platforms accounted for approximately 81% of our total traffic in the fourth quarter of 2018.

(1)
Data for the three months ended March 31, 2018 for flagship brand Yatra.com only.

Data from B2E and B2B2C businesses

(1)
% of Online Bookings for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

Our Services

        We offer comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, cab booking, activities and ancillary services. During the year ended March 31, 2018 we have experienced year over year growth of 29% in air passengers booked, 52% in stand-alone hotel room nights booked, 18% in packages passengers traveled and 36% in Gross Bookings.

Air Ticketing

        We provide our customers with access to eight domestic airlines, including Indigo, SpiceJet, Jet Airways, Air India and GoAir, as well as over 300 airlines for international travel, including Air India, Jet Airways, Emirates, Etihad and Lufthansa.

        Our airline ticketing business provides comprehensive information and options to consumers. Based on the search criteria and filters available, consumers are able to quickly and conveniently evaluate options, make selections and execute transactions. Customers can search and sort by date, airline, class of travel, fare price, origin, destination, and number of stops, and our search results can be enhanced by our customers' recent searches, history and preferences.

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

        We have experienced a CAGR of 28% in our air passenger count from fiscal year 2015 to fiscal year 2018 and an increase in airline gross bookings of 37% in fiscal year 2018 over fiscal year 2017. During the year ended March 31, 2018, air passengers booked grew 29% year over year and air gross bookings increased 38% over the same period.

(1)
Numbers for FY18 include ATB performance for eight months.

(2)
Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics" for definitions and reconciliations of non-IFRS measures.

Hotels and Packages

Hotels

        With over 92,000 hotels and homestays contracted in over 1,300 cities across India, we are India's largest platform for domestic hotels. In fiscal year 2018, more than two million standalone hotel room-nights were booked through our platforms. Due largely to our rapid growth in this segment, our Gross Bookings has grown by a CAGR of 22% from fiscal 2015 to fiscal 2018. Contracting with hotels is done by a dedicated team that is responsible for onboarding listed properties as well as negotiating rates and promotions. Hotels can also self-manage their rates, inventories, promotions and margins using our extranet (mobile and web versions). Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

        Revenue from our Hotels and Packages business includes commissions and markups that we earn for the sale of hotel rooms (without packages), which is recorded on a "net" basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a "gross" basis. From fiscal 2017 to fiscal 2018, our Hotels and Holiday Packages' Gross Bookings grew by 28% driven by consistent growth in hotel room-nights and holiday packages sales.

        In late 2015, we added homestays through our Yatra and Travelguru brands, which includes a wide variety of accommodation options from homes, cottages, apartments, guest houses, villas, heritage properties, holiday homes, jungle stays, estate houses to farmhouses and more. As of March 31, 2018, we had listed approximately 8,000 properties across the various brands and platforms. In addition, in June 2016, we launched our Travelguru HomeStay App, which allows homeowners to list their property as a homestay and travelers to search, browse and book the properties, all at the "click of a button."

        We believe that Yatra has India's largest hotel inventory, especially in the key "budget" category in Tier 2 and Tier 3 cities that matches Indian consumers' preferences.

(1)
Management estimates, as of March 31, 2018

(2)
Management estimates from company website, press articles, and filings

(3)
Includes approximately 8,000 homestay accommodations

(4)
Premium hotels include 4 and 5 star accommodations; mid-segment hotels include 3 star accommodations and budget hotels include all other accommodations (including homestay accommodations)

Holiday Packages

        Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumer, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have expanded our portfolio to include approximately 1,100 holiday packages to destinations within India, Asia, the Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. We also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

(1)
Numbers for FY18 include ATB performance for eight months.

(2)
Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics" for definitions and reconciliations of non-IFRS measures.

Other Services

Rail Ticketing

        To leverage the convenience of online bookings, we entered the rail travel market in September 2007 with inventory made available by IRCTC. IRCTC is a subsidiary of Indian Railways that handles the catering, tourism and online ticketing operations of Indian Railways.

Bus Ticketing

        To leverage the convenience of online bookings, we entered the bus travel market in September 2014. To ensure consistency of supply, we source our tickets from a combination of suppliers.

Cab Booking

        Taking a step further in servicing our customers and providing them with one more travel solution, in September 2016, we launched app integration with one of the world's most famous cab-booking companies. This made it possible for our customers to book their local and intracity transport through the Yatra app, even if the main supplier app is not installed on their devices.

        In September 2017, we enhanced the travel proposition for our customers by offering a self-drive car rental service.

Activities

        Launched in July 2016, we currently list over 60,000 activities inside and outside India. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Our Strengths

        We believe the following combination of attributes of our company distinguishes us from our competitors:

Trusted Online Travel Brand

        "Yatra," which is the Hindi word for "Journey," is one of India's most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India's Ministry of Tourism, The Economic Times Brand Equity's Most Trusted Brand Survey 2016, Travel and Hospitality's Most Outstanding Travel Company and the CNBC Awaaz Travel Award. The strength of the brand is reflected in the approximately 283 million visitors to our platform in fiscal year 2018 and that our direct and organic traffic went from approximately 83% to approximately 85% in fiscal year 2017 and fiscal year 2018, respectively. To further strengthen the brand, we have, from time to time, signed up some of India's leading film personalities as our brand ambassador in the past.

Our Multi-Channel Platform for Business and Leisure Travelers

        We have designed a unique "go-to-market" strategy that is a mix of B2C, B2E and B2B2C. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. Through organic and inorganic initiatives we believe we have become the largest independent corporate travel services provider and the second largest consumer travel company in India, both leveraging a common technology platform. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and that our eCash program provides further incentive for customer loyalty across the various channels.

Large and Loyal Customer Base

        We have served approximately 7.9 million cumulative travel customers as of March 31, 2018, an increase of 1.3 million customers compared to March 31, 2017, with a high number of repeat visitors and repeat transactions. In the fourth quarter of 2018, repeat transactions accounted for 82% of all of the transactions on yatra.com. For our consumer-direct business, our customers made an average of 3.5 purchases per year often buying across services as evidenced by our cross-sell rate of approximately 22% as of December 31, 2017.

Comprehensive Selection of Service and Product Offerings

        Our comprehensive travel-related offerings are customized to the unique needs of Indian and global customers traveling throughout India, and for domestic customers traveling internationally. We believe that we have aggregated the largest travel related inventory in India that includes access to all major domestic and international airlines operating within India and a hotel network that includes over 92,000 domestic hotels and homestays across 1,300 cities in India. This comprehensive selection of travel-related services makes us a "one-stop shop" for our customers' business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

Single Technology Platform

        We have developed a common technology platform approach that enables a consistent user experience across our entire customer base including B2C, B2E and B2B2C. This approach has enabled us to reduce development costs and accelerate "time-to-market" as new features and services can be launched simultaneously across channels. Our technology also contributes to the conversion of our business travelers to leisure travelers by creating a single and familiar platform as well as enabling loyalty programs such as our eCash program, available across all our channels and offerings. Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We believe that having a single technology platform enables us to innovate and scale our operations effectively across channels.

Seasoned Management Team with Track Record of Success

        We are a founder-led business and our senior management team is comprised of industry executives with deep roots in the travel industry combining over 70 years of accumulated experience. Our management team previously worked with companies such as Ebookers.com, Tripadvisor.com, Yahoo, Travel Boutique Online and Carlson Wagonlit. We believe that our management's expertise, industry relationships, and experience in identifying, evaluating and executing on new opportunities provide us with opportunities to grow organically and through strategic acquisitions that complement or expand our existing operations.

Our Growth Strategy

        The key elements of our long-term growth strategy include:

Cost-Effectively Grow our Customer Base

        We intend to grow our customer base by continuing to provide business and leisure travelers a combined, comprehensive and competitive platform that meets all their travel needs. In addition, we plan to continue investing in our brand, expanding our B2E sales team and growing our B2B2C travel agent network. For example, during the first half of fiscal year 2018, we launched a new brand campaign and grew our travel agent network to approximately 20,000 agents as of March 31, 2018.

(1)
Cumulative as of March 31, 2018; does not include data for B2B2C businesses.

Grow "Share Of Wallet" With Existing Customers—Leverage our Multi-Channel Approach and Our Loyalty Programs

        In order to leverage our multi-channel platform we have developed a number of initiatives that help us drive and reward customer loyalty, specifically targeting business travelers who join our platform through our B2E channel and who eventually become B2C customers. For example, our eCash program was launched in 2014 to reward customers for repeat purchases. Customers accumulate such eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Our eCash program is supported by a strong technology architecture and operates seamlessly with minimal human intervention. Since the eCash program was launched, we believe we have seen a significant impact of this program on our business. We plan to continue focusing on growing our B2C business and using and promoting our eCash program in order to grow our business. Over 3.7 million customers have been registered for our eCash program.

        We recently launched our Yatra Platinum Program, an exclusive program for our frequent travelers. Platinum members will be entitled to a number of special benefits under this program including free cancellation on flight & hotel bookings up to INR 10,000 per year, spend linked rewards and access to a dedicated priority desk. Since the Yatra Platinum Program was launched, over 48,000 customers have enrolled.

Invest in Technology—"One-Stop Shop" For All Travel Needs

        We intend to continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a 'one-stop-shop' for our customers when it comes to travel and travel related products. Given our focus on sustainable growth, which means that we do not intend to rely on aggressive promotions and discounts to grow our business, innovation is a key driver for our business as it enables us to provide our customers with a differentiated high quality offering. In order to provide customers with selection and choice, we have launched a marketplace platform that enables us to sell our own inventory as well as the inventory of third party vendors and we intend to launch similar innovative platform enhancements in the future.

Focus on Tier 2 and Tier 3 Markets

        We will continue to invest in branding and services targeting Tier 2 and Tier 3 markets which, we believe, currently have lower online penetration levels for travel. According to the Indian government's most recent census, more than 200 million people (representing 16% of India's population) live in the 488 cities and towns comprising Tier 2 and 3 markets. We expect increased travel within and between Tier 2 and Tier 3 cities to drive growth in air and hotels. According to the Airports Authority of India, the growth rate in the number of air travel passengers year-over-year is higher in secondary airports located in smaller Tier 1 and larger Tier 2 cities and smaller regional airports in Tier 2 cities, at 24% and 20%, respectively, than it is in major metro airports located in the largest Tier 1 cities, at 16%.

Execute on Our "Mobile-First" Strategy and Expand our Mobile Ecosystem

        To further strengthen our mobile strategy, we have entered into a strategic relationship with Reliance Retail Ltd., an affiliate of Reliance Industries Limited which is one of India's largest conglomerates, pursuant to which Reliance Jio agreed to pre-install the Yatra mobile app on its phones in connection with its launch of one of India's largest 4G mobile networks. Reliance Jio commenced this activity in September 2016. Reliance Industries Limited, through one of its affiliates, is a strategic investor in our company. To capitalize on this distribution network, we have created a portfolio of mobile applications that will serve different users depending on the consumer segment of a particular device. For example, our Yatra mini app, which is focused on the budget travelers for rail, bus and budget hotel bookings, will be preloaded on less expensive mobile devices while our Yatra app will be preloaded on mid- to high-end devices. In addition, the use of any of our applications will allow the users to earn eCash that they can use to buy other products on our platform.

Fuel Growth Through Innovative Acquisition Strategies

        The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our B2B2C business, particularly our international Air Ticketing for small and medium scale enterprises. In 2012, we acquired Travelguru B2C and B2B2C entities from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several "acqui-hires," including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year ending March 31, 2018, we completed our majority acquisition of Air Travel Bureau Limited, or ATB, which further reinforced our leadership position in the B2E travel segment. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

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

  Airlines

        The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a "direct-connect" to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the "per-segment" earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet, Vistara, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Air India, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

  Hotels

        We have India's largest hotel network of 92,000 hotels and in fiscal year 2018, more than 2 million hotel room-nights were booked through our platforms. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

  Customer Service

        We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers' trips—before, during and after. Our "chat" system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have over 600 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four week induction and training program for our employees, which is managed by our in-house training team.

        Our customer contact centers are located in Gurgaon, India. Central to the customer experience, our customer contact centers are closely aligned to the business and are equipped to meet all customer needs. These centers are open seven days per week with emergency numbers that are available for any customers who might need assistance during non-business hours. This enables us to provide a seamless customer experience across all channels. To improve flexibility and cost efficiency, we also utilize third-party customer service providers. In most of the cases, our staff is stationed in third-party customer contact centers to ensure that the customer experience is maintained to our unified corporate standards.

  Technology

        Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We utilize a single data center with an active backup in another data center and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms.

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

        In October 2016, MakeMyTrip and Ibibo Group Holdings (Singapore) Pte. Ltd. agreed to pursue a transaction that combines the two businesses under MakeMyTrip. The transaction closed on January 31, 2017. To the extent this merger enhances MakeMyTrip's ability to compete with us, in particular in India, which is our, MakeMyTrip's and Ibibo Group's largest market, our market share, business and results of operations could be adversely affected.

        Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta-search sites, including TripAdvisor and Kayak, offer users the ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

        We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd., as well as "daily deal" websites, such as Groupon, Inc.'s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

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

        We also face increasing competition from search engines like Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of suppliers or competitors. Google has increased its focus on appealing to travel customers through its launches of Google Places, Google Flights and Google Hotel Price Ads. Google's efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

  Intellectual Property

        Our intellectual property rights include trademarks and domain names associated with the name "Yatra," and "Travelguru" primarily, as well as copyrights and rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

        Yatra India and its subsidiaries have registered the primary domain names, namely www.yatra.com, www.yatra.in, www.tsi-yatra.com and www.travelguru.com, and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business primarily under the "Yatra" brand name and logo and have registered the trademarks under a couple of classes mainly in India. We have inter alia applied for trademark registration of the logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks.

  Employees

        As of March 31, 2018, we had 3,391 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2016	2017	2018*
Executive Management	7	7	7
Product development	114	109	141
Sales and marketing	652	621	844
Technology development and technology support	266	333	385
Others (including operations, business development, administration, finance and accounting, legal and human resources)	1,318	1,273	2,014
Total	2,357	2,343	3,391

*
Includes employee count of ATB

	Number of Employees as of March 31,
Location	2016	2017	2018
India	2,340	2,325	3372
United States	1	1	1
Singapore	16	17	18
Total	2,357	2,343	3,391

        None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2018, we employed 304 temporary and contractual employees.

Insurance

        We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various offices in India. In addition, we have insurance policies of approximately US$ 15 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have also purchased public liability insurance, fidelity insurance and work injury compensation insurance for Yatra India.

        In addition to the above, we have taken standard medical policies for all the companies in the Group and group term insurance policies and group personal accident policies in Yatra India and some of its subsidiaries and affiliates (besides a cash insurance policy in one of our subsidiaries).

  Regulations

        We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers and other offices.

        Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until January 28, 2019 and January 26, 2019, respectively. Yatra India is also accredited with the International Air Transport Registration which was valid for 2018.

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

        We have obtained approvals to operate our domestic and international call centers in India as "Other Service Providers" (OSP) from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India. Our approval in respect of Domestic OSP and International OSP is valid for 20 years from October 18, 2013 and September 26, 2012, respectively.

        We also obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our offices are located.

        Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

        The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India. India's Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has from time to time made and may continue to make revisions to the FDI policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

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

Tax Matters Relating to Yatra Online Private Limited

  Assessment Year 2008-09

        In December 2010, we received a demand notice from the Indian income tax authorities for the assessment year 2008-09, disallowing a deduction of INR 18.9 million. In January 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). The appeal was decided in our favor in March 2012 and we received partial relief except for some disallowance amounting to INR 1.6 million. The Revenue has filed an appeal against the order of the Commissioner of Income Tax (Appeals) with the Income Tax Tribunal. Further, in March 2014, we received a demand notice for payment of tax on disallowed expenses of INR 1.6 million. The tax amount was paid in April 2014. In March 2016, the Income Tax Tribunal remanded the matter to the file of the assessing officer who will decide these issues afresh and give us an opportunity to present the case before him. The matter has not yet been scheduled for hearing by the assessing officer.

  Assessment Year 2012-13

        In April 2016, we received a demand notice from the Indian income tax authorities for the assessment year 2012-13, disallowing a deduction of INR 8.2 million for expenditure relatable to exempt income and security deposit written off. We have filed an appeal before the Commissioner of Income Tax (Appeals) in July 2016. Subsequently, we have been issued a notice of demand for INR 0.5 million towards penalty against which we have filed an appeal before the Commissioner of Income Tax (Appeals) in November 2016. The matter was scheduled for hearing on 19th January 2018. Hearing for penalty matter adjourned sine dine. Fresh notice will be issued after hearing of quantum appeal. We have not heard back from department thereafter.

  Assessment Year 2013-14

        In November 2014, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2013-14. A scrutiny assessment refers to the examination of a return of income by giving an opportunity to the tax payer to substantiate the income declared and the expenses, deductions, losses, exemptions, etc., claimed in the return with the help of evidence. We have submitted the required information to the concerned authorities. Assessment orders dated December 22, 2016 was issued, disallowing a deduction of INR 11.8 million and determining the sum of

INR Nil payable by us. We filed an appeal before the Commissioner of Income Tax (Appeals) in January 2017. The matter has been scheduled for hearing on 16th May, 2018. The hearing was postponed until August 14, 2018.

  Assessment Year 2014-15

        In March 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment orders were subsequently issued on 29th December' 2017, disallowing a deduction of INR 0.02 million. We have filed an appeal before the Commissioner of Income Tax (Appeals) in January 2018. The matter is not yet scheduled.

        In December 2016, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning certain information. The Company had submitted all the required information with the department post which Transfer pricing orders under Section 92CA(1) of the Income Tax Act were issued in October 2017 accepting arm's length pricing of transactions.

  Assessment Year 2015-16

        In January 2017, we were issued a notice by the Indian income tax authorities for an inquiry before assessment for the assessment year 2015-16 where in the Company was required to provide certain documents in connection with the assessment. The required documents were filed with the income tax authorities by the company in March 2017. We have not heard back from department thereafter.

        In June 2018, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning certain information. The Company had submitted all the required information with the department.

  Assessment Year 2016-17

        In July 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnishing information electronically on or before July 24, 2017. The required information has been submitted with the department. We have not heard back from department thereafter.

  Service Tax Show Cause and Demand Notice—Fiscal Years 2007-15

        In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015 and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017 in respect of show cause notices mentioned above. Further to such proceedings, the demand of service tax of INR 983.2 million has been raised by the Commissioner of Service Tax along with a penalty of INR 381.8 million and interest at an appropriate rate in Feb'2018 and received by us on March 09th, 2018. An appeal has been filed before CESTAT in June 2018. The matter has not yet been scheduled for hearing.

        We received similar notice for the period April 2015 - June 2017. The aggregate value of show cause notice is approximately INR 148.1 million (excluding interest and penalties). The reply to show cause notice was filed on June 29, 2018 before commissioner of GST, Gurugram.

  Service Tax Show Cause and Demand Notice—Fiscal Years 2010-15

        In October 2015, pursuant to an industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence and Customs, an excise and customs tax regulatory authority in India, we received a notice from the tax authorities for fiscal years 2010 to 2015, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax for fiscal years 2010-15. The aggregate value of demand for the show cause notice above is approximately INR 240.7 million (excluding interest and penalties if finally determined to be payable). Further to such proceedings, the demand of service tax of INR 240.7 million has been raised by the Commissioner of Service Tax along with a penalty of INR 240.7 million and interest at an appropriate rate in December 2016. An appeal has been filed before CESTAT in March 2017. The matter has not yet been scheduled for hearing.

        In March 2018, we have received notice from Commissioner for the period April 2015 - June 2017 relating to same matter. The aggregate value of show cause notice is approximately INR 437.6 million (excluding interest and penalties). We have filed reply in May 2018.

  Investigation by Directorate General of Central Excise Intelligence

        An investigation has been initiated by the Directorate General of Central Excise Intelligence, or DGCEI, for the period from October 2010 to September 2015 for service tax relating to hotel reservations. The matters are industry wide and involve a complex interpretation of law. We have made a pre-deposit of INR 25 million under protest but we have not received any show cause notice in this respect. A notice for further information on the subject was received and reply was filed in January 2016. The investigation is ongoing. We believe that we have strong grounds to defend our position on these matters.

  Service Tax Intimation for audit Fiscal Year 2012-13 - 2016-17

        In September 2017, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from Fiscal Years 2012-13 to 2016-17. The required information is submitted to the concerned authorities.

  Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

  Assessment Year 2014-15

        In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment order dated December 26, 2016 was issued determining the sum of INR 1.6 million refundable to us. This also contained disallowance of deduction of INR 4.5 million in respect of which show cause notice was served as to why penalty for furnishing of inaccurate particulars of income should not be levied. A notice dated June 08, 2017 for penalty proceedings u/s 271(1)(c) was issued. We appeared before Dy. Commissioner of Income tax on June 19, 2017 and submitted clarification in this regard. Rectification order u/s 154 of the Income Tax Act, 1961 was passed on 23rd June 2017 adding a disallowance of INR 4.5 million and also penalty proceedings were dropped. Assessment closed.

  Assessment Year 2015-16

        In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2015-16. We have submitted the required information to the concerned authorities. Assessment closed with Nil assessment orders dated 20th Dec' 2017

  Assessment Year 2016-17

        In July 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnish information electronically on or before July 27, 2017. The required information is submitted with the department and we have not received any further information thereafter.

  Service Tax Show Cause and Demand Notice—November 2005 to October 2006

        In April 2011, we received a notice from the service tax authorities on the basis of investigation carried out by the DGCEI for the period November 2005 to October 2006 in respect of admissibility of input credit. In November 2012, we filed a reply with the Commissioner of Service Tax. The value of demand for the show cause notice above is approximately INR 3.7 million (excluding interest and penalties if finally determined to be payable). A personal hearing on the matter was held on July 27, 2016 and we reiterated the submissions in the ground of appeal and also made additional written submissions. In August 2016, we received orders wherein the demand was confirmed by the Commissioner (Appeals). We have filed an appeal against the order with the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in November 2016. The matter was listed before CESTAT, Mumbai on June 29, 2017. Tribunal after hearing the submissions of the parties was pleased to allow the Appeal by way of remand to adjudicating authority. The Bench has directed the Authority to duly verify the receipt of services by the Appellant and allow credit on services, if found to have been received by the Company. The Adjudicating Authority is directed to complete the process of verification by December 31, 2017 and pass appropriate order. We by letter dated 17th November 2017, have asked Asst. Commissioner for any information/details are required and extended our support to complete verification process in response of which we have received the letter from department dated 22nd December 2017, that Asst Commissioner has no jurisdiction to adjudicate the said Order and hence has requested to approach the adjudicating authority as per Para 5 of circular 1049/37/2016-CX under F.No.267/40/2016-CX by virtue of which any cases remanded back for novo jurisdiction shall be decided by the authority of the rank which passed the remanded order. On 16th January 2018, we have filed letter with Additional Commissioner CGST requesting to complete the enquiry.

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

  Service Tax Intimation for audit Fiscal Year 2012-13—June 30, 2017

        In August 2017, we received an intimation issued by the Office Of The Additional Commissioner of GST Audit Mumbai for conducting service tax audit from Fiscal Years 2012-13 to 2016-17. We have submitted the required information to the concerned authorities. In January 2018, the Audit officer requested for more information. The relevant information was submitted to the concerned authorities. The audit report is awaited.

  Tax Matters Relating to Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)

  Assessment Year 2015-16

        In January 2018, we received a demand notice order of INR 1.4 million from the Indian income tax authorities for the assessment year 2015-16, disallowing a deduction of INR 3.4 million for expenditure. An appeal has been filed against the order in January 2018 and a pre-deposit of INR 0.3 million is made.

  Service Tax Show Cause and Demand Notice—October 2012 to October 2013

        We have filed a refund claim application with the service tax authorities in January 2014, seeking a refund of an amount of INR 8.5 million. In March 2014, we received notice from the service tax department for rejection of refund claim for service tax. In July 2014, we filed a reply with the Assistant Commissioner of Service Tax. In February 2015, the Office of the Assistant Commissioner of Service Tax asked for submission of self-certified copies of audited balance sheet and returns. In March 2015, the Office of the Assistant Commissioner of Service Tax sought certain clarification in this regard. We made our submission in February 2016. We submitted follow up letter with department on June 18, 2018. The matter is currently pending with the department.

  Tax Matters Relating to TSI Yatra Private Limited

  Assessment Year 2008-09

        In July 2018, we received a TDS demand notice over email from the Indian income tax authorities of INR 1.6 million related to erstwhile subsidiary of TSI Yatra Private limited named TSI North East Private Limited. The demand is in respect of PAN error in return filed. We are in process of revising the return with correct PAN details.

  Assessment Year 2013-14

        In February 2016, we received a demand notice order from the Indian income tax authorities for the assessment year 2013-14, disallowing a deduction of INR 8.15 million for expenditure relatable to exempt income. This has been accepted by us and the assessment has accordingly been closed. Income tax authorities subsequently have imposed a penalty of INR 1.89 million. We filed an appeal with the Commissioner of Income Tax (Appeals) in November 2016. However, the next hearing has not yet been scheduled.

  Assessment Year 2014-15

        In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities.

        In January 2017, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning information. The Company had submitted all the required information is submitted with the concerned authorities post which Transfer pricing orders under Section 92CA(1) of the Income Tax Act were issued in October 2017 accepting the arm's length pricing of transactions.

        In January 2018, we have received an assessment order from Indian tax authorities for assessment year 2014-15, and a demand for additional tax payments of approximately INR 95.34 million, advising us of an upward revision of our declared income for that assessment year as a result of consideration received by us towards allotment of shares higher than fair market value. We filed an appeal with the Commissioner of Income Tax (Appeals) in February 2018. Pre deposit of INR 13.89 million was made in Mar 2018. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

  Assessment Year 2015-16

        In April 2017, we were issued a notice by the Indian income tax authorities for scrutiny of assessment year 2015-16. We have submitted the required information to the concerned authorities. In June 2017, we were issued a notice in connection with the assessment of the Assessment Year 2015-16 requiring to produce certain documents / information on July 12, 2017. We have submitted the required information to the concerned authorities.

        In December 2017, we have received an assessment order from Indian tax authorities for assessment year 2015-16, without any demand for additional tax payments. Assessment is closed.

  Assessment Year 2016-17

        In September 2017, we were issued a notice by the Indian income tax authorities on tax deduction on source and it's payment for the assessment year 2016-17 for submission of details by September 27, 2017. The required details are submitted.

        In October 2017, we received a notice order from the Indian income tax authorities for the assessment year 2016-17, imposing penalty INR 0.76 million for non-deduction of withholding tax. The matter was fixed for hearing on October 24, 2017 wherein we were asked to submit further details. The details have been subsequently submitted and we have not heard back from department thereafter.

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

  Service Tax Show Cause and Demand Notice—Fiscal Years 2010-14

        In October 2015, we received a notice from the service tax authorities for fiscal years 2010-14 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax. We attended a personal hearing before the Commissioner of Central Excise. The aggregate value of demand for the show cause notice above is approximately INR 231.6 million (excluding interest and penalties if finally determined to be payable). A personal hearing in this matter was attended before Additional Director General on January 13, 2017. Additional submission was submitted with adjudicating authority on January 27, 2017. Further to such proceedings, demand of service tax of INR 231.6 million has been raised by the Directorate General of GST Intelligence along with interest at an appropriate rate. In November 2017, we have filed an appeal against the order with Customs, Excise and Service Tax

Appellate Tribunal (CESTAT) along with a payment of 7.5% of the duty demanded as pre-deposit under the service tax law.

  Tax Matters Relating to Yatra Corporate Hotel Solutions Private Limited (formerly known as Intech Hotel Solutions Private Limited)

  Assessment Year 2013-14

        In August 2016, we were issued a notice by the Indian income tax authorities on nature of some expenditure incurred with respect to international transaction done with associate enterprise for the assessment year 2013-14. This would have tax effect of INR 1.41 million. The matter has not yet been scheduled for hearing by the assessing officer.

  Assessment Year 2014-15

        In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. An assessment order was subsequently issued in December 2016 adding income of INR 7.8 million and raising demand of INR 0.9 million. We filed an appeal before the Commissioner of Income Tax (Appeals) in December 2016. A notice dated June 06, 2017 for penalty proceedings u/s 271(1)(c) was issued. We submitted appeal documents & clarification against the above notice with the department. The hearing scheduled in January 2018 is not yet completed & authorities to advice on next hearing date.

  Assessment Year 2016-17

        In August 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnish information electronically on or before August 22, 2017. The required information has been submitted with the department.

  Tax Matters Relating to Air Travel Bureau Ltd

  Service Tax Show Cause and Demand Notice—Fiscal Years 2005-12

        In November 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for the period October 2005- September 2010 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws.. The aggregate value of demand for the show cause notice above is approximately INR 3.2 million along with a penalty of INR 3.2 million and interest at an appropriate rate raised by the Additional Commissioner of Service Tax. An appeal was filed before Commissioner of Central Excise (Appeals) in February 2012. The matter was scheduled for hearing on March 06, 2018. As per the orders dated May 09, 2018, service tax demand was confirmed under the normal period limitation along with the interest but no penalty was imposed, demand notice awaited.

  C.    Organizational Structure

        The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of March 31, 2018:

*
Terrapin 3's founder stockholders own Class F shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc.

**
Capital18 Fincap Private Limited holds 1.274% and Pandara Trust Scheme I holds 0.502% of Yatra Online Private Limited.

  D.    Property, Plant and Equipment

        Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 130,000 square foot facilities across 13 cities, including approximately 85,000 square feet in Gurgaon, 15,000 square feet in Bangalore and 13,700 square feet in Mumbai.

        Outside of India we have leased an office in Singapore.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our business, financial condition and results of operations should be read in conjunction with "Item 3. Key Information—A. Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in "Item 3. Key Information—D. Risk Factors" and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

        Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India's largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management's analysis of publicly available information), with approximately 7.9 million travelers that have booked their travel through us as of March 31, 2018.

        Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with more than 92,000 hotels and homestays in more than 1,300 cities and towns across India and more than 0.8 million hotels around the world. To ensure that our service is truly a "one-stop shop" for travelers, we also provide our customers with access to approximately 1,100 holiday packages and more than 60,000 other activities such as tours, sightseeing, shows, and events.

        We generate revenue through two main lines of business: (1) Air Ticketing and (2) Hotels and Packages. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and corporate client implants. Sales in our Hotels and Packages business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and call centers. We also generate revenue through sales of travel vouchers and coupons, advertising from third parties, including advertisements on our websites by facilitating access to travel insurance, and also through online sale of bus tickets, rail and cab services and other ancillary travel services.

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

        Revenue from other services primarily consists of the sale of cab services, rail and bus tickets, including commissions, is recognized on a net basis.

        Revenue from other revenue primarily consists of advertising revenue, fees for facilitating website access to travel insurance companies and sales of travel vouchers and coupons. This revenue is recognized as the services are performed.

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

	Fiscal Year Ended March 31,
Amount in INR thousands	2016	2017	2018
Gross Bookings
Air ticketing	49,268,781	57,562,263	79,156,190
Hotels and packages	9,614,004	10,435,643	13,386,288

Total	58,882,785	67,997,906	92,542,478

Revenue Less Service Cost

        As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

        The following table reconciles our revenue, which is an IFRS measure, to Revenue Less Service Cost, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other			Total
Amount in INR thousands except %	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenue	2,876,688	3,656,976	5,012,931	5,225,136	5,326,414	6,628,236	243,410	373,422	607,346	8,345,234	9,356,812	12,248,513
Service cost	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)

Revenue Less Service Cost	2,876,688	3,656,976	5,012,931	1,060,784	1,146,928	1,697,479	243,410	373,422	607,346	4,180,882	5,177,326	7,317,756

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

        The following table sets forth the Gross Bookings, Revenue Less Service Cost and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Fiscal Year Ended March 31,
Amount in INR thousands except %	2016	2017	2018
Gross Bookings*
Air Ticketing	49,268,781	57,562,263	79,156,190
Hotels and Packages	9,614,004	10,435,643	13,386,288
Total	58,882,785	67,997,906	92,542,478

Revenue Less Service Cost**
Air Ticketing	2,876,688	3,656,976	5,012,931
Hotels and Packages	1,060,784	1,146,928	1,697,479
Others	243,410	373,422	607,346

Total	4,180,882	5,177,326	7,317,756

Net Revenue Margin %***
Air Ticketing	5.8%	6.4%	6.3%
Hotels and Packages	11.0%	11.0%	12.7%

*
Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

**
As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

***
Net Revenue Margins are defined as Revenue Less Service Cost as a percentage of Gross Bookings.

Factors Affecting Our Results of Operations

        Trends and Changes in the Indian Economy and Travel Industry.    Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. Macroeconomic trends and changes in India which may affect our results include, among others:

  •
  a slowdown in India's economic growth;

  •
  growth in the middle class population in India, as well as increased tourism expenditure in India;

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

  •
  changes in exchange rates and controls or interest rates in India;

  •
  changes in government policies, including taxation policies in India;

  •
  social and civil unrest and other political, social and economic developments in or affecting India; and

  •
  capacity additions and average occupancy rates among the hotel suppliers.

        Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

        In 2017, the Government of India launched 'Ude Desh ka Aam Naagrik' (UDAN) scheme for better regional connectivity to the second tier and third tier cities. This scheme aims to create economically viable and profitable flights on regional routes. This would help make flying more affordable to the common man even in small towns. The scheme will help to stimulate growth in the domestic regional aviation market and connect the less served airports and those that are not having flight services primarily in the tier 2 and tier 3 cities. Initially under the scheme, five companies will operate flight services on 128 established and new routes that will connect around 70 airports across the country.

        In the first round of bids, the UDAN scheme connected 16 new regional airports. The Indian Government has recently launched a second phase for the UDAN scheme, which would connect 78 regional airports and 31 helipads or heliports serviced initially through Jet airways, Indigo and Pawan Hans helicopters.

        Changes in Our Business Mix and Net Margins.    Our Hotels and Packages business has historically yielded higher margins than our Air Ticketing business. We believe that as a result of the complexity and fragmentation of the Hotels and Packages segment, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Our capacity additions in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

        Cost Efficiently Attracting New B2C Customers Through the B2E Channel.    Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ over 4 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

        Increasing Use of Mobile.    Customers in India are increasingly shifting to mobile usage. We are rapidly moving towards a 'Mobile First' business and have therefore been able to capitalize on the increasing mobile use, as evidenced by the rapid user growth on our platform with mobile being the primary channel for customers to engage with us. We have seen an increase in use of mobile as a driver for Gross Bookings and expect that as more of our customers shift to using mobile in India, this trend will continue to drive our growth.

        Seasonality in the Travel Industry.    We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

        Marketing and Sales Promotion Expenses.    Competition in the Indian online travel industry is extremely intense and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market, and we expect this competitive environment, and therefore our expenses, to change over time. We also incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions.

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

        The Government of India has introduced a comprehensive nationwide goods and services tax ('GST') regime with effect from July 1, 2017. GST has replaced most of the significant indirect taxes levied in the past by the Centre and State Governments in India. As a result, the tax on most of the travel-related services provided by the Company has increased from 15% to 18% barring few services where lower rate of GST at 5% and 12% is applicable with and without certain conditions. Initially, provision of GST laws had a negative impact on the price of tour operator services provided by Company due to restriction on availment of credit. However, pursuant to a recent amendment to the GST laws, tour operators are now able to avail themselves of a credit of input tour operator services for payment of GST. This amendment is likely to mitigate the negative impact on tour operator services to a great extent.

        With respect to other services provided by the Company, the effect of increase in tax rates has been partially mitigated by the availability of input credit to the Company for tax charged on procurement of goods for business purposes. However, presently the Company is still in the process of availing the credit on procurement of goods. Finally, the implementation of the GST law may result in a lengthening of the cycle for the receipt by us of accounts receivable, which could potentially have a negative effect on our liquidity. Overall, the impact on the Company is mixed, however this new indirect tax regime has led to a substantial increase in compliance costs as the Company has moved to de-centralized registration under GST from a centralized service tax registration in the erstwhile regime. Accordingly, the Company is undertaking all the required compliances from each state where commercial transactions are being effected. In addition to increased compliance cost, the Company is also paying GST in respect of hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located by virtue of a specific provision under GST law. While the Company has complied with the requirements of the new tax regime from the date of implementation in India, there are certain areas where the Company is in the process of finalizing the tax positions as the GST laws lack clarity in that respect. The implementation of GST laws in India is in its initial phase, and during such time the impact of the new indirect tax environment on the Company continues to be closely monitored by the Company on regular basis.

Operating Segments

        In accordance with IFRS 8—Operating Segments, the operating segments used to present reportable segment information are identified on the basis of internal management reports used to allocate resources to the segments and assess their performance. A reportable segment is a component of our company that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of our other components.

        Our reportable segments are: (1) Air Ticketing and (2) Hotels and Packages. Our reportable segments are determined based on how our chief operating decision maker reviews our business, regularly assesses information and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the company is our Chief Executive Officer.

        For further description of our segments, see Note 5 to our 2018 Consolidated Financial Statements.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

        We commenced our business in 2006 with sales of airline tickets in our Air Ticketing business and our Hotels and Packages business with a focus on retail customers (B2C) through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, car transfers and facilitating access to travel insurance. We also generate advertising revenue from third party advertisements on our websites as well as sales of travel vouchers and coupons.

        Air Ticketing.    We earn commissions from airlines for tickets booked by customers through our various channels of sales. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from airline tickets sold as part of packages is included in our Hotels and Packages revenue.

        Hotels and Packages.    Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a "net" basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a "gross" basis.

        Other Revenue.    Our other revenue primarily comprises of revenue from third party advertising on our websites, income from alliances, and commissions or fees from the Indian Railway Catering and Tourism Corporation, or IRCTC, for the sale of rail tickets, bus service aggregators for the sale of bus tickets, and car and taxi operators for transfer services, as well as travel insurance providers for our facilitation of the access to travel insurance.

Service Cost

        Service cost primarily consists of costs paid to hotels and package suppliers and air suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms, air tickets, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transport costs.

        The following table sets forth Revenue Less Service Cost as service costs within our Air Ticketing business, our Hotels and Packages business and our other revenue during our last three fiscal years:

	Air Ticketing		Hotels and Packages		Others		Total
	Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	3,656,976	5,012,931	5,326,414	6,628,236	373,422	607,346	9,356,812	12,248,513
Service cost	—	—	(4,179,486)	(4,930,757)	—	—	(4,179,486)	(4,930,757)

Revenue Less Service Cost	3,656,976	5,012, 931	1,146,928	1,697,479	373,422	607,346	5,177,326	7,317,756

	Air Ticketing		Hotels and Packages		Others		Total
	Fiscal Year Ended March 31,
Amount in INR thousands except %	2016	2017	2016	2017	2016	2017	2016	2017
Revenue	2,876,688	3,656,976	5,225,136	5,326,414	243,410	373,422	8,345,234	9,356,812
Service cost	—	—	(4,164,352)	(4,179,486)	—	—	(4,164,352)	(4,179,486)

Revenue Less Service Cost	2,876,688	3,656,976	1,060,784	1,146,928	243,410	373,422	4,180,882	5,177,326

Personnel Expenses

        Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to defined contribution plans and defined benefit plans and employee share-based compensation.

Marketing and Sales Promotion Expenses

        Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the company's products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred. Additionally, the company also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

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

Foreign Currencies

        The Group's presentation currency is the Indian rupee (INR). The Parent Company's functional currency is the U.S. dollar (USD). The company's operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR. On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive income/(loss) are translated at average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in a statement of profit or loss.

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

        We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see "Note 2 Significant accounting policies" to our 2018 Consolidated Financial Statements.

Basis of Preparation

        The 2018 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

        The 2018 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

Revenue Recognition

        Revenue is recognized to the extent that it is probable that economic benefits will flow to us and revenue can be reliably measured. Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment. We assess our revenue arrangement against specific criteria in order to determine if we are acting as principal or agent. We have concluded that we are acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets and as principal in case of sale of holiday packages.

        We provide travel products and services to leisure, corporate travelers (B2E—Business to Enterprise) and B2B2C (Business to Business to Consumer) agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of departure for outbound tours and packages and on completion of tour for inbound tours.

Air Ticketing

        Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fees are recognized on earned basis.

        Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of the applicable periods.

Hotels and Packages

        Revenue from hotel reservation is recognized as an agent on a net commission earned basis.

        Revenue from packages are accounted for on a gross basis as we are determined to be the primary obligor in the arrangement, meaning the risks and responsibilities are taken by us including the responsibility for delivery of services. Cost of delivering such services includes cost of hotel, airlines and package services and is disclosed as service cost.

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

        Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when we fulfill our obligations to supply the products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

        We receive upfront fees from Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on our website or other distribution channels to travel agents for using our system, which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the applicable agreement and the balance amount is recognized as deferred revenue.

Government grants

        Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

        We have assessed and determined to present grants as other income in the statement of profit or loss and other comprehensive loss.

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

a) Impairment reviews

        An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management's expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgement is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

        We prepare and internally approve formal five year plans, as applicable, for our businesses and use these as the basis for our impairment reviews. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

        We test goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

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

c) Loyalty programs

        We estimate revenue allocation between the loyalty programme and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when we fulfill our obligations to supply the services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

d) Taxes

        Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, future tax planning strategies and recent business performances and developments. We have not recognized deferred tax asset on unused tax losses and temporary differences in most of our subsidiaries.

e) Defined benefit plans

        The costs of post-retirement benefit obligation under our gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increase, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Significant Judgments in Applying Accounting Policies

        In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2018 Consolidated Financial Statements:

Determination of Functional Currency

        Each of Yatra Online, Inc. and its subsidiaries determines its own functional currency (the currency of the primary economic environment in which the entity operates) and items included in the financial statements of each entity are measured using that functional currency. International Accounting

Standard, or IAS, 21, "The Effects of Changes in Foreign Exchange Rates," prescribes the factors to be considered for the purpose of determining the functional currency. However, in respect of the parent company and certain intermediary foreign operations, the determination of functional currency might not be very obvious due to mixed indicators, such as the source of financing, the functional currency of the shareholders, the currency in which the borrowings have been raised and the extent of autonomy enjoyed by the foreign operation. In such cases, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Results of Operations

Convenience Translation

        The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive income/(loss) for the year ended March 31, 2018, the consolidated statement of financial position as at March 31, 2018 and the consolidated statement of cash flows for year ended March 31, 2018, were converted into U.S. dollars at the exchange rate of 65.11 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards ("IFRS").

Reclassifications

        Certain reclassifications have been made in the consolidated statements of profit or loss and other comprehensive income/(loss), consolidated statement of financial position and consolidated statement of cash flows of prior periods to conform to the classifications used in the current period. The impact of such reclassifications on consolidated statements of profit or loss and other comprehensive income (loss), consolidated statement of financial position and consolidated statement of cash flows is not material.

        During the current year, the Company has separately presented listing and related expenses, which were shown as an 'exceptional item' in the previous year statement of profit and loss and other comprehensive loss. In line with this, the Company has also removed the sub-total 'Loss before exceptional items and income taxes', which was presented in the previous year statement of profit and loss and other comprehensive loss. Additionally, 'Change in fair value of warrants' has been separately presented on the face of the statement of profit or loss and other comprehensive loss, as against part of finance income/cost in the previous period. The Company's management believes that these changes will help users toward better understanding the financial performance of the Company.

        Yatra Online, Inc.'s financial and operating results for the year ended March 31, 2018 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017, for eight months.

        Accordingly, the reported results for the year ended March 31, 2018, which are inclusive of the impact of consolidation of the ATB, may not be comparable with the reported results of the year ended March 31, 2017, which periods did not have the impact of consolidation of ATB.

  Results of Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

        The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2017		2018
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	9,356,813	100.0	12,248,513	100.0
Other income	25,282	0.3	90,001	0.7
Service cost	4,179,486	44.7	4,930,757	40.3
Personnel expenses	2,115,308	22.6	2,902,840	23.7
Marketing and sales promotion expenses	2,457,242	26.3	4,155,420	33.9
Other operating expenses	2,217,887	23.7	3,284,030	26.8
Depreciation and amortization	275,587	2.9	425,600	3.5
Results from operations	(1,863,415)	(19.9)	(3,360,133)	(27.4)
Finance income	139,158	1.5	91,912	0.8
Finance costs	(149,863)	(1.6)	(153,056)	(1.2)
Share of loss of joint venture	(9,441)	(0.1)	(10,559)	(0.1)
Listing and related expense	(4,242,526)	(45.3)	—	—
Change in fair value of warrants	230,111	2.5	(563,253)	(4.6)
Loss before income taxes	(5,895,976)	(63.0)	(3,995,089)	(32.6)
Income tax expense	(40,987)	(0.4)	(56,887)	(0.5)
Loss for the year	(5,936,963)	(63.5)	(4,051,976)	(33.1)

        Revenue.    We generated revenue of INR 12,248.5 million in the year ended March 31, 2018, an increase of 30.9% over revenue of INR 9,356.8 million for the year ended March 31, 2017.

        Service Cost.    Our service cost increased to INR 4,930.8 million in the year ended March 31, 2018 from INR 4,179.5 million in the year ended March 31, 2017 due to increase in our sale of packages.

        Revenue Less Service Cost(1).    Our Revenue Less Service Cost increased by 41.3% to INR 7,317.8 million in the year ended March 31, 2018 from INR 5,177.3 million in the year ended March 31, 2017. This growth resulted mainly from an increase of 37.1% in our Air Ticketing revenue along with an increase of 48% in our Revenue Less Service Cost from Hotels and Packages, including the impact of consolidation of ATB.

        Air Ticketing.    Revenue from our Air Ticketing business increased by 37.1% to INR 5,012.9 million in the year ended March 31, 2018 from INR 3,657 million in the year ended March 31, 2017. This growth was driven by an increase in Air Ticketing gross bookings by 37.5% to INR 79.2 billion in the year ended March 31, 2018 including the impact of consolidation of ATB, as compared to INR 57.6 billion in the year ended March 31, 2017. The growth in our Air Ticketing sales and Gross Bookings in the year ended March 31, 2018 reflects the strong underlying growth in the overall air travel market in India and the continued shift in the air travel market from offline to online transactions. In addition, our air passenger yields increased as our business mix moved more towards international flights which have a higher transaction value but lower online penetration. Our Net Revenue Margin in the current year marginally decreased to 6.3% including the impact of consolidation of ATB from 6.4% in the corresponding period last year.

        Hotels and Packages.    Revenue from our Hotels and Packages business increased by 24.4% to INR 6,628.2 million in the year ended March 31, 2018 from INR 5,326.4 million in the year ended

(1)
See the section below titled "Certain Non-IFRS Measures."

March 31, 2017. Our Revenue Less Service Cost for this segment increased by 48.0% to INR 1,697.5 million in the year ended March 31, 2018 from INR 1,146.9 million in the year ended March 31, 2017. This growth was due to an increase in our Gross Bookings by 28.3% to INR 13.4 billion, including the impact of consolidation of ATB, along with an increase in Net Revenue Margin to 12.7% in the year ended March 31, 2018 as compared to 11% during the year ended March 31, 2017. The increase in Net Revenue Margin is due to change in business mix in favor of standalone hotels, which have higher margins, as well as higher margins negotiated from the suppliers primarily from our standalone hotels business.

        Other Revenue.    Our other revenue grew by 62.6% to INR 607.3 million in the year ended March 31, 2018 from INR 373.4 million in the year ended March 31, 2017. This increase was primarily due to an increase in advertisement and alliances income, improvement in attach rates for insurance booked at the time of air ticket purchases resulting in higher insurance facilitation fees, an increase in bus and train bookings and the impact of consolidation of ATB.

        Other Income.    Our other income increased to INR 90.0 million in the year ended March 31, 2018 from INR 25.3 million in the year ended March 31, 2017. This increase was primarily on account of the government grant received by the company on account of "Service Exports from India Scheme (SEIS)".

        Personnel Expenses.    Our personnel expenses increased by 37.2% to INR 2,902.8 million in the year ended March 31, 2018 from INR 2,115.3 million in the year ended March 31, 2017. This increase was primarily due to an increase in employee share-based payment expense to INR 729.9 million in the year ended March 31, 2018 from INR 586.9 million in the year ended March 31, 2017, annual salary increments, increased employee headcount primarily in technology and impact of consolidation of ATB. Excluding the employee share-based payment expense, our personnel expense growth would have been 42.2% for the year ended March 31, 2018, including the impact of consolidation of ATB.

        Marketing and Sales Promotion Expenses.    Marketing and sales promotion expenses increased by 69.1% to INR 4,155.4 million in the year ended March 31, 2018 from INR 2,457.2 million in the year ended March 31, 2017 primarily due to increases in brand marketing campaigns, consumer promotions and loyalty incentive programs and the impact of consolidation of ATB. Marketing and Sales Promotion Expenses as a percentage of Revenue Less Service Cost increased to 56.8% in the year ended March 31, 2018 from 47.5% during the year ended March 31, 2017.

        Other Operating Expenses.    Other operating expenses increased by 48.1% to INR 3,284 million in the year ended March 31, 2018 from INR 2,217.9 million in the year ended March 31, 2017 primarily due to remeasurement of contingent consideration of INR 294.3 million, consolidation of ATB, increased payment gateway expenses and commissions due to increased business volume and increases in our legal and professional fees.

        Depreciation and Amortization.    Our depreciation and amortization expenses increased by 54.4% to INR 425.6 million in the year ended March 31, 2018 from INR 275.6 million in the year ended March 31, 2017 primarily as a result of an increase in amortization expense and the impact of consolidation of ATB.

        Results from Operations.    As a result of the foregoing factors, our results from operations was a loss of INR 3,360.1 million in the year ended March 31, 2018. Our loss for the year ended March 31, 2017 was INR 1,863.4 million. Excluding the employee share-based compensation costs and remeasurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 2,335.9 million for year ended March 31, 2018 as compared to INR 1,276.5 million for year ended March 31, 2017.

(1)
See the section below titled "Certain Non-IFRS Measures."

        Finance Income.    Our finance income decreased to INR 91.9 million in the year ended March 31, 2018 from INR 139.2 million in the year ended March 31, 2017. The decrease was primarily due to decrease in the interest income from our bank deposits.

        Finance Costs.    Our finance costs increased to INR 153.1 million in the year ended March 31, 2018 as compared to INR 149.9 million in the year ended March 31, 2017. The increase was mainly due to an increase in interest on borrowings due to a new debt facility availed in year ended March 31, 2018 and the impact of consolidation of ATB, which was partially offset by a decrease in unwinding of discount on other financial liability related to business expenses.

        Share of Loss of Joint Venture.    This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 10.6 million in the year ended March 31, 2018 from INR 9.4 million in the year ended March 31, 2017.

        Listing and related expenses.    Listing and related expenses amounting to INR 4,242.5 million for the year ended March 31, 2017 relate to the expenses accrued due to the Business Combination with Terrapin 3, NASDAQ listing related legal and professional expenses and contingent dividend expense. These were one-time costs for the year ended March 31, 2017.

        Change in fair value of warrants.    During the year ended March 31, 2018, we incurred a loss of INR 563.3 million due to a change in the fair market value of warrants as compared to a gain of INR 230.1 million during the year ended March 31, 2017.

        Income Tax Expense.    Our income tax expense during the year ended March 31, 2018 was INR 56.9 million compared to an expense of INR 41 million during the year ended March 31, 2017. This was primarily due to higher taxable income in some of our subsidiaries and the impact of consolidation of ATB.

        Loss for the Year.    As a result of the foregoing factors, our loss in the year ended March 31, 2018 was INR 4,052.0 million as compared to a loss of INR 5,937.0 million in the year ended March 31, 2017. Excluding the employee share based compensation costs, remeasurement of contingent consideration, net change in fair value of warrants and listing and related expenses, the Adjusted Loss(1) would have been INR 2,464.5 million for year ended March 31, 2018 and Adjusted Loss(1) would have been INR 1,337.6 million for year ended March 31, 2017.

        Basic and Diluted Loss per Share.    Basic loss per share was INR 116.41 in the year ended March 31, 2018 as compared to basic loss per share of INR 237.89 in the year ended March 31, 2017. After excluding the employee share-based compensation costs, remeasurement of contingent consideration, net change in fair value of warrants and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 70.66 in the year ended March 31, 2018 as compared to INR 53.59 in the year ended March 31, 2017.

(1)
See the section below titled "Certain Non-IFRS Measures."

  Results of Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

        The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2016		2017
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	8,345,234	100.0	9,356,813	100.0
Other Income	26,662	0.3	25,282	0.3
Service cost	4,164,352	49.9	4,179,486	44.7
Personnel expenses	1,524,055	18.3	2,115,308	22.6
Marketing and sales promotion expenses	1,687,541	20.2	2,457,242	26.3
Other operating expenses	1,967,162	23.6	2,217,887	23.7
Depreciation and amortization	233,703	2.8	275,587	2.9
Results from operations	(1,204,917)	(14.4)	(1,863,415)	(19.9)
Finance income	95,072	1.1	139,158	1.5
Finance costs	(111,973)	(1.3)	(149,863)	(1.6)
Share of loss of joint venture	(11,802)	(0.1)	(9,441)	(0.1)
Listing and related expense	—	—	(4,242,526)	(45.3)
Change in fair value of warrants	(3,167)	(0.0)	230,111	2.5
Loss before income taxes	(1,236,787)	(14.8)	(5,895,976)	(63.0)
Income tax (expense) / credits	(6,515)	(0.1)	(40,987)	(0.4)
Loss for the year	(1,243,302)	(14.9)	(5,936,963)	(63.5)

        Revenue.    We generated revenue of INR 9,356.8 million in the year ended March 31, 2017, an increase of 12.1% over our revenue of INR 8,345.2 million for the year ended March 31, 2016.

        Service Cost.    Our service cost increased marginally to INR 4,179.5 million in the year ended March 31, 2017 from INR 4,164.4 million in the year ended March 31, 2016.

        Revenue Less Service Cost.(1) Our Revenue Less Service Cost increased by 23.8% to INR 5,177.3 million in the year ended March 31, 2017 from INR 4,180.9 million in the year ended March 31, 2016. This growth resulted mainly from an increase of 27.1% in our Air Ticketing revenue along with an increase of 8.1% in our Hotels and Packages Revenue Less Service Costs.

        Air Ticketing.    Revenue from our Air Ticketing business increased by 27.1% to INR 3,657.0 million in the year ended March 31, 2017 from INR 2,876.7 million in the year ended March 31, 2016. This growth was driven by an increase in Gross Bookings of 16.8% to INR 57.6 billion in the year ended March 31, 2017 from INR 49.3 billion in the year ended March 31, 2016, along with an increase in our Net Revenue Margin to 6.4% for the year ended March 31, 2017 from 5.8% for the year ended March 31, 2016. We witnessed higher Net Revenue Margins in this segment in the year ended March 31, 2017 compared to the year ended March 31, 2016 due to better volume based deals negotiated with the airlines and relatively flat service fees on comparatively lower air ticket prices.

        Hotels and Packages.    Revenue from our Hotels and Packages business increased marginally to INR 5,326.4 million in the year ended March 31, 2017 from INR 5,225.1 million in the year ended March 31, 2016. Our Revenue Less Service Cost for this segment increased by 8.1% to INR 1,146.9 million in the year ended March 31, 2017 from INR 1060.8 million in the year ended March 31, 2016. This was due to an increase in our Gross Bookings by 8.5% to INR 10.4 billion during

(1)
See the section below titled "Certain Non-IFRS Measures."

the year ended March 31, 2017 partially offset by a slight decrease in our Net Revenue Margin to 10.8% for the year ended March 31, 2017 from 10.9% for the year ended March 31, 2016.

        Other Revenue.    Our other revenue grew by 53.4% to INR 373.4 million in the year ended March 31, 2017 from INR 243.4 million in the year ended March 31, 2016. The growth in this segment was mainly due to an increase in advertisement revenue and facilitation fees.

        Other Income.    Our other income decreased to INR 25.3 million in the year ended March 31, 2017 from INR 26.7 million in the year ended March 31, 2016.

        Personnel Expenses.    Our personnel expenses increased by 38.8% to INR 2,115.3 million in the year ended March 31, 2017 from INR 1,524.1 million in the year ended March 31, 2016. This increase was due to an increase in employee share-based payment expense to INR 586.9 million in the year ended March 31, 2017 from INR 19.4 million in the year ended March 31, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 1.6% for the year ended March 31, 2017.

        Marketing and Sales Promotion Expenses.    Marketing and sales promotion expenses increased by 45.6% to INR 2,457.2 million in the year ended March 31, 2017 from INR 1,687.5 million in the year ended March 31, 2016 primarily due to increases in consumer promotion programs, loyalty incentive programs and brand spends on TV and print media. The ratio of marketing and sales promotion expenses to Revenue Less Service Cost for the year ended March 31, 2017 was higher at 47.7% compared to 40.5% in the year ended March 31, 2016.

        Other Operating Expenses.    Other operating expenses increased by 12.9% to INR 2,217.9 million in the year ended March 31, 2017 from INR 1,967.2 million in the year ended March 31, 2016 primarily due to an increase in commission expense and payment gateway expense due to an increase in business volume.

        Depreciation and Amortization.    Our depreciation and amortization expenses increased by 17.9% to INR 275.6 million in the year ended March 31, 2017 from INR 233.7 million in the year ended March 31, 2016 primarily as a result of an increase in amortization expense.

        Results from Operations.(1) As a result of the foregoing factors, our results from operating activities was a loss of INR 1,863.4 million in the year ended March 31, 2017. Our loss for the year ended March 31, 2016 was INR 1,204.9 million. Excluding the employee share-based compensation costs, the loss would have been INR 1,276.5 million for year ended March 31, 2017 as compared to INR 1,185.5 million for year ended March 31, 2016.

        Finance Income.    Our finance income increased to INR 139.2 million in the year ended March 31, 2017 from INR 95.1 million in the year ended March 31, 2016 primarily due to increase in interest on bank deposits by INR 36.6 million.

        Finance Costs.    Our finance costs increased to INR 149.9 million in the year ended March 31, 2017 as compared to INR 112 million in the year ended March 31, 2016 primarily due to the unwinding of discounts on other financial liabilities.

        Share of Loss of Joint Venture.    This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 9.4 million in the year ended March 31, 2017 from INR 11.8 million in the year ended March 31, 2016.

        Listing and related expense.    Listing and related expenses amounting to INR 4,242.5 million for the year ended March 31, 2017 relate to the expenses accrued due to the Business Combination with

(1)
See the section below titled "Certain Non-IFRS Measures."

Terrapin 3, NASDAQ listing related legal and professional expenses and contingent dividend expense. These were one-time costs for the year ended March 31, 2017.

        Change in fair value of warrants.    This represents a gain of INR 230.1 million due to change in the market value of publicly traded warrants.

        Income Tax Expense.    Our income tax expense during the year ended March 31, 2017 was INR 41.0 million compared to an expense of INR 6.5 million during the year ended March 31, 2016. This was primarily due to higher taxable income in some of the Company's subsidiaries.

        Loss for the Year.    As a result of the foregoing factors, our loss in the year ended March 31, 2017 was INR 5,937.0 million as compared to a loss of INR 1,243.3 million in the year ended March 31, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; listing and related expenses for the year ended March 31, 2017, the loss would have been at INR 1,337.6 million for the year March 31, 2017 and INR 1,220.8 million for year ended March 31, 2016.

        Basic and Diluted Loss Per Share.    Basic and Diluted loss per share was INR 237.89 in the year ended March 31, 2017 as compared to basic and diluted loss per share of INR 58.10 in the year ended March 31, 2016. After adjusting for the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; and for the listing and related expenses for the year ended March 31, 2017, basic and diluted loss per share would have been INR 52.91 for year ended March 31, 2017 as compared to INR 57.05 for year ended March 31, 2016.

Liquidity and Capital Resources

        Our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly been for funding operational losses, acquisitions, working capital as well as capital expenditures.

        As of March 31, 2018, our primary sources of liquidity were INR 2,465.1 million of cash and cash equivalents and 1,012.1 million in term deposits (INR 831.7 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

        As of March 31, 2017, our primary sources of liquidity were INR 1,532.6 million of cash and cash equivalents and INR 3,027.9 million in term deposits (INR 1,025.5 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities). The increase was primarily due to cash received of approximately $92.5 million in connection with the Business Combination that was consummated in the current year.

        As of March 31, 2016, our primary sources of liquidity were INR 389.7 million of cash and cash equivalents and INR 1,024.9 million in term deposits (INR 1,017.2 million was pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sale invoice discounting and credit card facilities).

        Our trade and other receivables primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables increased by INR 2,038.5 million from INR 1,970.4 million as of March 31, 2017 to INR 4,008.9 million as of March31, 2018, in line with the growth of our business and the acquisition of Air Travel Bureau Limited (ATB).

        Our trade and other receivables increased by INR 607.5 million from INR 1,362.8 million as of March 31, 2016 to INR 1,970.4 million as of March 31, 2017, in line with the growth of our business.

        Our other current assets primarily consist of current portion of prepayments made to and deposits placed with our suppliers. Our other current assets increased from INR 744.5 million as of March 31, 2017 to INR 977.8 as of March 31, 2018, primarily due to increases in advances made to our airline and hotel suppliers in line with the growth of our business.

        Our other current assets increased from INR 566.3 million as of March 31, 2016 to INR 744.5 million as of March 31, 2017, primarily due to increases in advances made to our airline and hotel suppliers in line with the growth of our business.

        In September 2017, the Company took a term loan of $7.8 million, or approximately INR 509.3 million, from InnoVen Capital Singapore PTE. LTD., consisting of $5 million "Facility A" and $2.8 million "Facility B", carrying an interest of 9% per annum. The loan is repayable in relation to Facility A over the period until January 01, 2020 and in relation to Facility B over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2018 was $6.3 million, or approximately INR 410.2 million. The loan is secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

        Yatra Online Private Limited ("Yatra India"), an indirect subsidiary of the Company, took a term loan from InnoVen Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million "First Tranche" and INR 175 million "Second Tranche" in September 2017, carrying an interest of 14.75% per annum. The loan is repayable in relation to First Tranche over the period until January 01, 2020 and in relation to Second Tranche over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2018 was INR 400.1 million. The loan is secured by pledge of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in ATB.

        As of March 31, 2018, Yatra India had sanctioned bank guarantee limits of (i) INR 1100 million from ICICI bank against bank deposits of INR 600 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC bank against fixed deposits.

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

        As of March 31, 2016, Yatra India had sanctioned bank guarantee limits of (i) INR 800 million from HDFC Bank against fixed deposits, all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC Bank against fixed deposits. In addition, Yatra USA had placed certificates of deposit totaling approximately INR 19.9 million (US $0.3 million), to provide guarantees to various international airlines.

        On July 24, 2015, we took a term loan of $5 million, or approximately INR 326.6 million, from Macquarie Corporate Holdings PTY Limited, an affiliate of MIHI LLC. The loan carried interest in two parts, cash interest rate at 5% per annum and payment in kind, or PIK, interest rate at 3.5% per annum. PIK interest rate was payable in kind through accretion to the aggregate outstanding principal amount of the loan; provided that, if the maturity date is extended beyond the first anniversary of the borrowing date, the PIK interest rate for each interest period starting after the first anniversary of the borrowing date shall increase to 5.0% per annum. The amount outstanding against this loan as of

March 31, 2017 was Nil (March 31, 2016 was INR 339.7 million). The loan was secured by the pledge of the shares of the subsidiaries of the Group, THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd. The loan was taken by the company for twelve months; provided that, if no default has been occurred and continuing, the maturity date shall automatically be extended to the date falling twenty-four months after the borrowing date. We could not make any voluntary prepayments in respect of the loan prior to the first anniversary of the borrowing date. We repaid the outstanding principal amount of the loan in full on December 29, 2016 and the balance interest payment on January 3, 2017 and Macquarie released the pledge of shares mentioned above.

        Yatra India took a term loan from InnoVen Capital India Private Limited (formerly SVB India Finance Private Limited) of an aggregate amount of INR 250 million, consisting of INR 150 million in November 2013 and INR 100 million in March 2014, carrying an interest of 14.40% per annum. The loan was repayable in 31 and 30 monthly installments. The amount outstanding against this loan as of March 31, 2016 was INR 86.9 million. The loan was secured by pledge of all existing and future, current and fixed assets, including any intellectual property and intellectual property rights of the company. On January 20, 2017, we prepaid the entire outstanding amount of the loan amounting to INR 10.3 million, which included prepayment charges of INR 0.2 million and also got the security against all current and fixed assets as mentioned above released.

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

        We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2018, the outstanding balance of finance lease liability was INR 8.9 million as compared to INR 12.9 million as at March 31, 2017. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2018, the outstanding balance of such borrowing is INR 45.1 million as compared to INR 32 million as at March 31, 2017.

        We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2017, the outstanding balance of finance lease liability was INR 12.9 million as compared to INR 18.4 million as at March 31, 2016. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2017, the outstanding balance of such borrowing is INR 32 million as compared to INR 24.5 million as at March 31, 2016.

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

        The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2016	2017	2018
	INR ('000s)	INR ('000s)	INR ('000s)
Net cash from/(used in) operating activities	(459,903)	(1,589,820)	(881,940)
Net cash from/(used in) investing activities	(475,549)	(2,380,528)	1,221,059
Net cash from/(used in) financing activities	1,144,021	5,135,612	577,182
Net increase/(decrease) in cash and cash equivalents	208,569	1,165,264	916,302
Effect of exchange rate changes on cash and cash equivalents	(39,929)	(22,299)	16,144
Cash and cash equivalents at the beginning of the year	221,024	389,664	1,532,629
Closing cash and cash equivalents at the end of the year	389,664	1,532,629	2,465,073

Net cash from / (used in) operating activities

        Our net cash used in operating activities was INR 881.9 million in the year ended March 31, 2018, as compared to net cash used in operating activities of INR 1,589.8 million in the year ended March 31, 2017, a decrease in cash usage of INR 707.9 million in the year ended March 31, 2018. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 1,846.7 million in the year ended March 31, 2018. Further, in the year ended March 31, 2018, there was a decrease in our working capital of INR 1,069.9 million, as compared to an increase in working capital of INR 384.6 million in the year ended March 31, 2017. The decrease in working capital in the year ended March 31, 2018 was primarily due to INR 1,898.7 million increases in trade and other payables. The increase in trade and other payables was partially offset by an increase in trade and other receivables of INR 824.9 million. The working capital increase in the year ended March 31,2017 was primarily due to a INR 889.9 million increase in trade and other receivables. The increase in trade receivables was partially offset by an increase in trade and other payables of INR 508.3 million due to an increase in the volume of our business.

        Our net cash used in operating activities was INR 1,589.8 million in the year ended March 31, 2017, as compared to net cash used in operating activities of INR 459.9 million in the year ended March 31, 2016, an increase in cash usage of INR 1,129.9 million in the year ended March 31, 2017. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 1,146.8 million in the year ended March 31, 2017 as compared to a net loss adjusted for interest, tax, amortization and depreciation and other non-cash items of INR 898.7 million in the year ended 2016. Further, in the year ended March 31, 2017, there was an increase in our working capital of INR 384.6 million, as compared to a decrease in working capital of INR 515.4 million in the year ended March 31, 2016. The increase in working capital in fiscal year 2017 was primarily due to a INR 890 million increase in trade and other receivables. The increase in trade and other receivables was partially offset by an increase in trade and other payables of INR 508.3 million. The working capital decrease in fiscal year 2016 was primarily due to a INR 731.4 million increase in trade and other payables, of which INR 703.9 million was on account of an advance received, after adjusting the utilization of previous advance received from another GDS vendor, from our GDS provider in connection with a new contract. The increase in trade payables was partially offset by an increase in trade and other receivables of INR 213.4 million due to an increase in the volume of our business.

Net cash from/(used in) investing activities.

        During the year ended March 31, 2018, cash from investing activities was INR 1,221.1 million, as compared to cash used in investing activities of INR 2,380.5 million in the year ended March 31, 2017. During the year ended March 31, 2018, we redeemed INR 2,141.6 million in term deposits with banks, invested an incremental INR 576.3 million in property plant and equipment and in software and technology-related development projects, and INR 353.5 million for acquisition of ATB business. We also received interest on our term deposits of INR 6.9 million in the year ended March 31, 2018, as compared to INR 11.8 million in the year ended March 31, 2017.

        During the year ended March 31, 2017, cash used in investing activities was INR 2,380.5 million, as compared to cash used in investing activities of INR 475.5 million in the year ended March 31, 2016. During the year ended March 31, 2017, we invested an incremental INR 1,918.6 million in term deposits with banks, INR 65.1 million in property plant and equipment, and INR 408.6 million in software and technology-related development projects, compared to incremental investments of INR 167.9 million in term deposits with banks, INR 68.7 million in property plant and equipment, and INR 239.1 million in software and technology-related development projects during the year ended March 31, 2016. We also received interest on our term deposits of INR 11.8 million in the year ended March 31, 2017, as compared to INR 7.2 million in the year ended March 31, 2016.

Net cash from financing activities.

        During the year ended March 31, 2018, cash from financing activities was INR 577.2 million, primarily as a result of the proceeds of borrowings of INR 1400.2 million and repayment of borrowings of INR 613.5 million. Further, we made payments of INR 102.9 million as interest on term loans, bank overdrafts and vehicle loans.

        During the year ended March 31, 2017, cash from financing activities was INR 5,135.6 million, primarily as a result of the proceeds from the issuance of shares in connection with the Business Combination of INR 3,970.2 million, issuance of equity shares of INR 1,675.8 million and repayment of borrowings of INR 451.7 million. Further, we made payments of INR 47.4 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

        During the year ended March 31, 2016, cash generated from financing activities was INR 1,144.0 million, primarily as a result of proceeds from the issuance of convertible preferred shares of INR 846.3 million, acquisition by non-controlling interest of INR 130.2 million and new borrowings, net of amounts repaid during the year of INR 217.4 million. Further, we made payments of INR 49.9 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

Capital Expenditures

        We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares.

        We made capital expenditures of INR 1,155.5 million and INR 862.6 million in fiscal years 2018 and 2017, respectively. In addition, we expect to spend an additional approximately INR 400 million to INR 500 million on capital expenditures during fiscal year 2019. Our capital expenditures have in principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

        As of March 31, 2018, Yatra India had obtained INR 1,070.2 million in bank guarantees from ICICI and ATB had also obtained INR 64.27 million in bank guarantees from State Bank of India and insurance of INR 220 million from IFFCO Tokio GIC in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association's bill settlement plan. Additionally, Yatra India and ATB had pledged deposits totaling INR 26.2 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

        As of March 31, 2017, Yatra India had obtained INR 844.6 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association's bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.4 million (US$0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 23.6 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

        As of March 31, 2016, Yatra India had obtained INR 785.8 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association's bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.9 million (US $0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 24.2 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

        In FY 2011-12, Yatra Online Private Limited (Yatra India) issued warrants to Bennett Coleman & Co. Ltd. (BCCL) which were convertible into the equity shares in Yatra India upon occurrence of certain events viz. (a) an IPO of the Parent or its subsidiaries (Yatra online private Limited/Yatra Online (Cyprus) Limited) or (b) Prior to a proposed event resulting in a Change of Control of the Company or Ultimate Parent, at any time, within a period, of 4 (Four) years from June 21, 2011, which was further extended until September 30, 2017. BCCL had a right to exercise put option in respect of such equity shares against THCL Travel Holding Limited ("THCL" formerly known Yatra Online (Cyprus) Limited). On conversion to equity, BCCL had put option that required Yatra Cyprus to purchase all the shares held by BCCL at a price per share calculated as per the terms of the agreement. In the event, BCCL did not exercise its put option within the period stipulated therein, THCL had the right to require BCCL to sell all the above-stated equity shares held in Yatra to THCL at a price per share calculated as per the Warrant Subscription Agreement.

        On March 31, 2017, BCCL has agreed to waive its right to exercise the Warrants under the Warrant Subscription Agreement and Yatra India settled with BCCL through the payment of an aggregate sum of INR 390 million under the terms of an Advertisement Agreement, with no further liability on Yatra. This was subsequently settled on June 29, 2017.

        Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

        Our contractual obligations as of March 31, 2018 are summarized below:

	Fiscal Year Ended March 31, 2018
Contractual Obligations (Amount in INR thousands)	Total	Less than 1 Year	1 - 3 Year	3 - 5 Year	More than 5 Year
Capital expenditure*	7,745	7,745	—	—	—
Operating expenditures**	40,683	40,683	—	—	—
Vehicle loan	46,123	14,310	8,175	23,638	—
Finance Lease	8,913	4,921	2,988	1,004	—
Operating Lease	284,724	118,351	109,953	45,267	11,153

Total	388,188	186,009	121,116	69,909	11,153

*
Contractual commitments for capital expenditure relate to acquisition of computer software and websites, office equipment and furniture and fixtures.

**
Contractual commitments for operating expenditure relate to advertisement services.

Quantitative and Qualitative Disclosures about Market Risk

        The company's activities are exposed to variety of financial risk: credit risk, foreign currency risk and liquidity risk. The company's senior management oversees the management of these risks. The company's senior management ensures that the company's financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the company's policies and risk objectives. The company reviews and agrees on policies for managing each of these risks which are summarized below:

        Credit Risk.    Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The company is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

        Customer credit risk is managed by each business unit subject to the company's established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See Note 40 to our 2018 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

        The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See Note 40 to our 2018 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

        Foreign Currency Risk.    Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating transactions which are denominated in currency other than subsidiary's functional currency (foreign currency denominated receivables and payables). See Note 40 to our 2018 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2018

        The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group's financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

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

IFRS 15 Revenue from Contracts with Customers

        In May 2014, IASB issued IFRS 15 Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers.

        The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective). Effective April 1, 2018, the Company will adopt the new revenue recognition standard, IFRS 15—Revenue from Contracts with Customers ("IFRS 15"). The Company will adopt the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 and 2017 will not be retrospectively adjusted.

        The Company is still evaluating the impact of the new accounting standard, including the accounting for certain marketing and sales promotion expenses, which is not likely to have a material impact on the consolidated financial statements of the Company except for reclassification effects within the consolidated statement of profit or loss and other comprehensive loss from marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and select loyalty programs cost as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. As the interpretation of the new rules continue to evolve, the Company will continue to monitor the developments and evaluate the impact of such rules on consolidated financial statements of the Company.

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

IFRIC 22 Foreign Currency Transactions and Advance Consideration

        In December 2016, IASB issued IFRS interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on its consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

        In June 2017, IASB issued IFRIC interpretation 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

        The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on its consolidated financial statements.

Certain Non-IFRS Measures

        As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

        The following table reconciles our revenue, which is an IFRS measure, to Revenue Less Service Cost, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other			Total
Amount in INR thousands except %
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenue	2,876,688	3,656,976	5,012,931	5,225,136	5,326,414	6,628,236	243,410	373,422	607,346	8,345,234	9,356,812	12,248,513
Service cost	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)

Revenue Less Service Cost	2,876,688	3,656,976	5,012,931	1,060,784	1,146,928	1,697,479	243,410	373,422	607,346	4,180,882	5,177,326	7,317,756

        In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization, listing and related expenses and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

        Our non-IFRS financial measures reflect adjustments based on the following:

  •
  Employee share-based compensation cost:  The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 "Share-based Payment". Thus, our management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

  •
  Listing and related expenses:  These primarily reflect the listing expenses incurred, are non-recurring expenses incurred on consummation of business combination agreement.

  •
  Change in fair value of warrants:  Consequent to consummation of the Business Combination, the Company issued 34.67 million warrants having right to subscribe to 17.33 million ordinary shares of Yatra Online, Inc. and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

  •
  Contingent consideration:  The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and final payment to the former shareholders of ATB.

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

        A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, non-recurring listing and related expense, change in fair value of warrants and remeasurement of contingent consideration. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations and Adjusted Loss for the Period.

        The following table reconciles our Profit/(loss) (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

	Fiscal Year Ended March 31,
Reconciliation of Adjusted EBITDA (Loss) (Amount in INR thousands)	2016	2017	2018
Loss for the period as per IFRS	(1,243,303)	(5,936,963)	(4,051,976)
Employee share-based compensation costs	19,370	586,932	729,920
Depreciation & Amortization of intangible assets	233,703	275,587	425,600
Share of loss of joint venture	11,802	9,441	10,559
Finance income	(95,072)	(139,158)	(91,912)
Finance costs	111,973	149,863	153,056
Change in fair value of warrants	3,167	(230,111)	563,253
Listing and related expense	—	4,242,526	—
Remeasurement of contingent consideration	—	—	294,344
Income-Tax	6,515	40,987	56,887
Adjusted EBITDA (Loss)	(951,845)	(1,000,896)	(1,910,269)

        The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

	Fiscal Year Ended March 31,
Reconciliation of Adjusted Results from Operations (unaudited) (Amount in INR thousands)
	2016	2017	2018
Results from operations (as per IFRS)*	(1,204,918)	(1,863,415)	(3,360,133)
Employee share-based compensation costs	19,370	586,932	729,920
Remeasurement of contingent consideration	—	—	294,344
Adjusted Results from Operations	(1,185,548)	(1,276,483)	(2,335,869)

*
Does not include "Listing and related expense" and "Share of loss of joint venture."

        The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

	Fiscal Year Ended March 31,
Reconciliation of Adjusted Loss (unaudited) (Amount in INR thousands)
	2016	2017	2018
Loss for the period (as per IFRS)	(1,243,303)	(5,936,963)	(4,051,976)
Employee share-based compensation costs	19,370	586,932	729,920
Listing and related expense	—	4,242,526	—
Net change in fair value of warrants	3,167	(230,111)	563,253
Remeasurement of contingent consideration	—	—	294,344
Adjusted Loss for the Period	(1,220,766)	(1,337,616)	(2,464,459)

        The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year Ended March 31,
Reconciliation of Adjusted Basic and Diluted Loss (Per Share) (unaudited) (Amount in INR thousands)
	2016	2017	2018
Basic and Diluted Loss per share (as per IFRS)	(58.10)	(237.89)	(116.41)
Employee share-based compensation costs	0.91	23.52	20.91
Listing and related expense	—	170.00	—
Net change in fair value of warrants	0.15	(9.22)	16.42
Remeasurement of contingent consideration	—	—	8.43
Adjusted Basic and Diluted Loss Per Share	(57.04)	(53.59)	(70.66)

Safe Harbor

        This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.
  Directors and Senior Management

        The following table sets forth information of our executive officers and directors, and their ages as of March 31, 2018. Unless otherwise stated, the address for our directors and officers is 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

Name	Age	Position
Dhruv Shringi	44	Chief Executive Officer and Class III Director
Alok Vaish	48	Chief Financial Officer
Manish Amin	52	Chief Information Officer
Sharat Dhall	49	Chief Operating Officer, B2C
Himanshu Verma	43	Chief Technology Officer
Akash Poddar	50	Chief Operating Officer, B2B
Satvinder Sodhi	41	Chief Operating Officer, Corporate Travel, and Head of Industry Relations
Sean Aggarwal(1)	52	Non-Executive Class I Director
Sanjay Arora(1)(2)(3)	50	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1)(2)(3)	56	Non-Executive Class II Director
Sudhir Kumar Sethi(2)(3)	60	Chairman of the Board and Non-Executive Class III Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of nominating and corporate governance committee.

Executive Officers

        Dhruv Shringi.    Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our board of directors since December 2005. Prior to joining our company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group in London from October 2003 to June 2005. From February 2002 to September 2003, Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. We believe Mr. Shringi is qualified to serve on our board of directors because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer.

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

        Manish Amin.    Mr. Amin is our co-founder and has served as our Chief Information Officer since January 2006. He also serves as a director of Air Travel Bureau Limited, Yatra Hotel Solutions Private Limited and Middle East Travel Management Company Pvt. Ltd., which are subsidiaries of Yatra India, and Adventure and Nature Network Private Limited, which is a joint venture of Yatra India. Prior to joining our company, Mr. Amin worked at Ebookers from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a BTEC Higher National Diploma from South Thames College, London.

        Sharat Dhall.    Mr. Dhall has served as our President (B2C) since May 2011. He is also the director of our subsidiaries Yatra TG Stays Private Limited and Adventure and Nature Network Private Limited. Prior to joining our company, Mr. Dhall was the Managing Director of TripAdvisor India from May 2008 to April 2011, and the Managing Director of Expedia India from May 2007 to April 2008. Prior to that, he worked in sales and marketing at Hindustan Unilever from 1996 to 2005 and as Director, ecommerce, at Indiatimes.com from October 2005 to April 2007. Mr. Dhall holds a Master of Management Studies degree from B.I.T.S. Pilani and a Master of Business Administration degree from X.L.R.I. Jamshedpur.

        Himanshu Verma.    Mr. Verma has served as our Chief Technology Officer since April 2015. Prior to joining our company, Mr. Verma worked at Flipkart as Director of Engineering from April 2012 to March 2015 and at Yahoo! Inc. as Director of Engineering from November 2006 to April 2012.

        Akash Poddar.    Mr. Poddar has served as our Chief Operating Officer—B2B business since September 2010. He also serves as a director of TSI Yatra Private Limited, which is a subsidiary of Yatra India. Prior to joining our company, Mr. Poddar served as COO at Travel Boutique Online from December 2007 to August 2010. Prior to that, he worked at Indorama Synthetic limited as General Manager, Sales from January 1999 to August 2005. He holds a Bachelor of Arts in Economics from St. Stephen's College, Delhi University and a Master of Business Administration degree from the American Graduate School of International Management, Thunderbird, Glendale, Arizona.

        Satvinder Sodhi.    Mr. Sodhi has served as our Chief Operating Officer since November 1, 2010. He also serves as a director of Yatra TG Stays Private Limited and Air Travel Bureau Limited, which are subsidiaries of Yatra India. Prior to joining our company, Mr. Sodhi served as Sr. Vice President—SBU North and South and Head Sales at Kuoni India from September 2002 to August 2010, as Account Manager for GE India at Carlson Wagonlit Travel from December 1992 to August 2002 and as Team leader Operations at PL Worldways from April 1996 to November 1996. He holds a B.Com degree from Delhi University. He also has a Diploma in Hotel and Tourism Management from Skyline College Sharjah (UAE).

Non-Executive Directors

        Murlidhara Lakshmikantha Kadaba.    Mr. Kadaba has served as a non-executive member of our board of directors since November 2016. Mr. Kadaba is the Chairman and Managing Director of Moonbeam Capital, a proprietary venture capital firm focused on luxury, real estate and e-commerce ventures. Mr. Kadaba has over 25 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and Chief Executive Officer of Financial Services at Reliance Payments Solutions Limited. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the country manager for India and area countries. He was responsible for launching Amex's Consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of Amcham and Financial Planning Standards Board. He is a member of the Advisory Board of Indian Institute of Learning Management (IILM), is an active member of YPO and a charter member of TIE. Amongst others, Mr. Kadaba is currently serving as a Board Member of Big Tree (bookmyshow.com), Yatra Online Private Limited and TV18 Home Shopping Network Limited. Mr. Kadaba is an alumnus of Xavier School of Management, Jamshedpur and is a graduate in Mechanical Engineering from Sri Jayachamarajendra, Mysore. Mr. Kadaba is well qualified to serve as a director given the breadth and depth of his experience as well as his capital markets expertise.

        Sanjay Arora.    Mr. Arora has served as a non-executive member of our board of directors since December 2016. Mr. Arora currently serves as a Managing Director of ATL Partners (ATL), a private equity firm based in New York which focuses on aerospace, transportation and logistics. Prior to joining ATL, Mr. Arora worked at Terrapin Partners, LLC (Terrapin Partners) from 2007 to 2017, where he focused on the firm's principal investment activities. From 2014 to 2016, Mr. Arora served as the CEO of Terrapin 3 (now known as Yatra USA Corp.), which, pursuant to the Business Combination, became our partially owned subsidiary in December 2016. In addition, from 2012 to 2017, Mr. Arora was the portfolio manager of the Terrapin Income and Credit Opportunities Fund, which specialized in making direct loans to small businesses. Prior to joining Terrapin Partners, Mr. Arora was a managing director at Deutsche Bank AG in Hong Kong, where he ran the firm's equity-linked origination business for Asia-Pacific from 2003 to 2005. Prior to this, from 1989 to 2003, Mr. Arora held a variety of positions in leveraged finance, derivatives, and equity capital markets at Bankers Trust and Deutsche Bank. Mr. Arora received a Master of Business Administration degree in finance from the University of Chicago and a BSc in economics from The London School of Economics. Mr. Arora is well qualified to serve as director due to his experience in capital markets and portfolio management.

        Sudhir Kumar Sethi.    Mr. Sethi has served as a non-executive member of our board of directors since March 2014. He is founder and chairman of IDG Ventures India Advisors, in which role he has advised on investments in numerous companies the across digital consumer, enterprise software and healthcare sectors since 1998. In addition to leading IDG Ventures India Advisors, Mr. Sethi serves on the Asia Advisory Board of EMPEA (Emerging Markets Private Equity Association) and as Advisor on the Technology Innovation and Productivity Council of the GMR Group. He also served on the Executive Committee of Indian Venture Capital Association (IVCA), Investment Committee of UTI Ventures, on the Board of Ascent Capital, Advisory Board of Westbridge Capital and on the Board of Advisors at N.S. Raghavan Centre for Entrepreneurship, IIM Bangalore. He currently serves on the board of directors of several companies, including Perfint Healthcare, Newgen Software and FirstCry and previously served on the board of directors of Myntra, which was acquired by Flipkart, and Manthan Systems. Mr. Sethi a B.Tech degree in engineering from IETE, Delhi and a Master of Business Administration degree from Faculty of Management Studies University, Delhi. Mr. Sethi is well qualified to serve as a director due to his extensive investment experience and his roles serving on the board of directors of other companies.

        Sean Aggarwal.    Mr. Aggarwal has served as a non-executive member of our board of directors since March 2018. He is a current board member of Lyft, Inc. and the former CFO of Trulia, which he helped take public in 2012 and orchestrated its sale to Zillow Group Inc in 2015. Prior to Trulia, Mr. Aggarwal held finance positions at Paypal Holdings Inc, eBay Inc., Amazon.com, Inc., PepsiCo, Inc. and Merrill Lynch Capital Markets. Mr. Aggarwal holds an MBA from Northwestern University's Kellogg School of Management. Mr. Aggarwal is well qualified to serve as a director due to his experience in capital markets and his role serving on the board of directors of another techonology company.

  B.
  Compensation

Non-Executive Director Compensation

        We pay the reasonable costs and expenses incurred in connection with attending meetings of our board of directors and our committees. In fiscal years 2015 and 2016, we paid no cash compensation to our non-executive directors. Starting in January 2017, we pay a $15,000 annual base director's fee to each of our non-executive directors who are on the Board of the Company. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee will receive an additional cash retainer of $10,000 per year for a membership in each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination. A certain non-executive director was also granted options to purchase 140,000 ordinary shares of the Company pursuant to the 2016 Stock Option and Incentive Plan.

        During the financial year ended March 31, 2018, we have paid $161,000 to our non-executive directors towards their director fees and cash retainers for the calendar year ending December 2017.

Executive Director and Other Senior Management Compensation

        The aggregate compensation, including benefits in kind, paid to our executive director and senior management for the year ended 2018, including benefits in kind but excluding any equity compensation, was INR 130.1 million. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see "—Share Options and Restricted Stock Awards" below.

Share Options and Restricted Stock Awards

        The two equity incentive plans described in this section are the Yatra Online, Inc. 2006 India Share Plan (the "2006 Plan"), and the 2016 Stock Option and Incentive Plan (the "2016 Plan"). As part of the Business Combination, we have granted 2 million restricted stock awards (RSAs) to certain employees of the Company, out of which 74,458 RSAs vested through December 16, 2016 (these RSAs are subject to a repurchase right on proportional basis over a period of 2 years from the date of the award at a nominal amount). During the fiscal year ending March 31, 2018, the Company has modified the vesting condition such that one-quarter of the remaining unvested RSAs vested on June 30, 2017 and the remaining rest three-fourths of the RSA will thereafter vest in six equal quarterly installments, the final installment to vest on December 15, 2018. In connection with this change, these awards became Restricted Stock Units ("RSUs").

        The Company also granted 92,179 RSUs to certain individuals, including the employees of the Company, on February 2, 2017. These RSUs vest over a two-year period in equal quarterly installments, beginning May 31, 2017.

        The Company also granted 7,277 RSUs to certain employees of the Company on May 15, 2017. These RSUs vest in equal quarterly installments over four years, beginning on September 30, 2017 and finishing on June 30, 2021.

        The Company also granted 20,000 RSUs to an employee of the Company on November 14, 2017. These RSUs vest over a period of four years, with one-tenth vesting on February 1, 2018 equivalent and the remaining RSUs vesting thereafter in quarterly installments of one-twelvth of the initial grant.

        The Company also granted 203,194 stock options to certain employees of the Company on November 14, 2017. These stock options vest over a four-year period in equal quarterly installments, beginning on February 1, 2018 and finishing on November 1, 2021.

        The Company also granted 480,000 RSUs to certain employees of the Company on January 30, 2018. These RSUs vest over a period of one year in equal quarterly installments, beginning on on April 1, 2018.

        The Company also granted 140,000 stock options to a non-executive director of the Company on February 21, 2018. These stock options vest over two years in equal monthly installments, beginning on March 1, 2018 and finishing on February 1, 2020.

        The Company also granted 5,000 RSUs to an employee of the Company on March 23, 2018. One-quarter of these RSUs vested on April 1, 2018 and the remaining RSUs vest quarterly in installments of one-twelfth of the total RSUs, beginning on July 1, 2018 and finishing on April 1, 2021.

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

        Our board of directors may at any time amend, alter, suspend or discontinue the 2006 Plan, but no amendment, alteration, suspension or discontinuation, other than certain adjustments upon changes in our capitalization or in connection with a change of control of our company, may be made that would materially and adversely affect the rights of any optionee or holder of share purchase rights under any outstanding grant, without the recipient's consent

2016 Plan

        On December 13, 2016, our board of directors approved the 2016 Plan and on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2018, we have reserved for issuance 6,439,760 authorized but unissued ordinary shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

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

        As of March 31, 2018, no cash incentive bonus has been granted.

        In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

        During the fiscal year ending March 31, 2018, we granted 140,000 stock options (no options were granted for the discal years ending March 31, 2017 and March 31, 2016) to our directors and executive officers. As of March 31, 2018, 634,264 outstanding options were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options	Exercise Price	Grant Date	Expiry Date
181,593	$3.91	April 21, 2010	April 18, 2020
43,324	$5.42	June 12, 2012	June 10, 2022
63,603	$5.42	March 20, 2011	March 17, 2021
339,911	$4.34	August 1, 2014	July 24, 2029
5,833	$7.81	February 21, 2018	February 20, 2022

Outstanding RSAs and RSUs

        During the fiscal year ending March 31, 2018, 42,008 RSAs and 1,812,909 RSUs were granted, pursuant to the Business Combination agreement, to our directors and executive officers, of which 42,008 RSAs and 823,201 RSUs fully vested as of March 31, 2018. The outstanding RSAs and RSUs granted to our directors and executive officers as of March 31, 2018 are as set forth in the following table:

Total RSAs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSAs	Exercise Price
42,008	—	—

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs	Exercise Price
1,812,909	989,708	—

        During the year ended March 31, 2018, 504,796 RSUs were granted under our 2016 plan to our directors and executive officers, of which 20,000 fully vested as of March 31, 2018. The outstanding RSUs to our directors and executive officers as of March 31, 2018 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs	Exercise Price
504,796	484,796	—

Employee Benefit Plans

        We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2016, 2017 and 2018, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all of our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 81.8 million, INR 92.5 million and INR 131.6 million, respectively.

Provident Fund

        In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees' Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 71.3 million, INR 77.8 million and INR 105.0 million in fiscal years 2016, 2017 and 2018, respectively.

Gratuity

        In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days' salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 10.5 million, INR 14.7 million and INR 26.6 million in fiscal years 2016, 2017 and 2018, respectively.

Employment Agreements with Executive Officers

        We have entered into employment agreements with certain of our key employees.

        Mr. Shringi entered into an employment agreement with us on January 1, 2006. The agreement contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Shringi are each obligated to provide the other party with three months' written notice to terminate the employment relationship. Alternatively, in lieu of providing three months' notice, we may elect to pay Mr. Shringi a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that Mr. Shringi is terminated by us for any one of the reasons enumerated in the agreement.

        Messrs. Vaish, Amin, Dhall, Verma, Poddar and Sodhi have also entered into employment agreements with us, which agreements contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and each of these executives are obligated to provide the other party with three months' written notice to terminate the employment relationship. Alternatively, in lieu of providing three months' notice, we may elect to pay the executive a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that such executive is terminated by us for any one of the reasons enumerated in the agreement.

  C.    Board Practices

Board of Directors

        Our board of directors is comprised of five directors, at least a majority of whom qualify as "independent" directors under the listing standards for independence of NASDAQ and Rule 10A-3 under the Exchange Act. Our board of directors has determined that the following directors are independent: Sanjay Arora, Murlidhara Lakshmikantha Kadaba, Sudhir Kumar Sethi and Sean Aggarwal. Upon consummation of the Business Combination, Mr. Arora was designated to serve as a member of our board of directors by the Terrapin Sponsors. Mr. Sethi was nominated by IDG Ventures India Fund II LLC and subsequently selected to our board of directors.

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

  •
  the Class I director is Sean Aggarwal and his term will expire at our annual meeting of shareholders to be held in 2020;

  •
  the Class II directors are Sanjay Arora and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2018; and

  •
  the Class III directors are Dhruv Shringi and Sudhir Kumar Sethi, and their terms will expire at our annual meeting of shareholders to be held in 2019.

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

Audit Committee

        The current members of our audit committee are Murlidhara Kadaba, Sanjay Arora and Sean Aggarwal with Mr. Kadaba serving as its chairman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ and all members of our audit committee are "independent" as that term is defined in the NASDAQ Listing Rules. Our board of directors has determined that Murlidhara Kadaba is an "audit committee financial expert" as defined under the applicable rules of the SEC. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ. Our audit committee's responsibilities include:

  •
  overseeing our corporate accounting and financial reporting process;

  •
  evaluating the independent auditors' qualifications, independence and performance;

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

  •
  overseeing our internal audit function; and

  •
  annually reviewing the audit committee charter and the audit committee's performance.

        The audit committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Compensation Committee

        The current members of our compensation committee are Sudhir Kumar Sethi, Murlidhara Kadaba and Sanjay Arora, with Mr. Sethi serving as its chairman. Our board of directors has determined that all members of our Compensation Committee are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee's responsibilities include:

  •
  reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

  •
  evaluating the performance of our chief executive officer in light of those goals and objectives;

  •
  setting the compensation of our chief executive officer based on such evaluations;

  •
  determining the compensation of all our executive officers other than the chief executive officer and reviewing periodically the aggregate amount of compensation being paid or potentially payable to the Company's officers;

  •
  reviewing and making recommendations to the board with regard to incentive-based compensation plans and equity-based plans for the Company's executive officers; and

  •
  reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

        The compensation committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Nominating and Corporate Governance Committee

        The current members of our nominating and corporate governance committee are Sanjay Arora, Sudhir Kumar Sethi and Murlidhara Kadaba, with Mr. Kadaba serving as its chairman. The nominating and corporate governance committee's responsibilities include:

  •
  making recommendations to our board of directors regarding candidates for directorships and the structure and composition of our board of directors;

  •
  recommending to the board criteria for board and committee membership;

  •
  developing and recommending to the board a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto;

  •
  overseeing the evaluation of the board and management;

  •
  reporting and making recommendations to our board of directors concerning governance matters; and

  •
  reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee.

        The nominating and corporate governance committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Foreign Private Issuer Exemptions

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NASDAQ. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ's listing standards. Under the NASDAQ rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NASDAQ permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of NASDAQ. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

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

  D.    Employees

        See "Item 4. Information on the Company—B. Business Overview—Employees."

  E.    Share Ownership

        The following table sets forth the beneficial ownership of:

  •
  each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

  •
  each of our present directors;

  •
  each of our executive officers serving during the 2018 fiscal year; and

  •
  all of our current directors and executive officers as a group.

        Beneficial ownership has been determined as of March 31, 2018. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

        The information presented in the table below is based on 35,371,318 of our ordinary shares issued and outstanding on March 31, 2018 and assumes the conversion into ordinary shares of all i) Terrapin 3

Class F common stock, ii) Class A non-voting shares and iii) all convertible shares held at the subsidiary level that are convertible into our ordinary shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Stockholders:
Entities Affiliated with Nathan Leight(2)	7,615,229	19.51%
Macquarie Group Limited(3)	6,076,594	15.96%
Rotation Capital Management(4)	6,680,599	15.54	%(4)
Reliance Capital Ltd.(5)	2,980,139	8.43%
Fuh Hwa Securities Investment Trust Co., Ltd.(6)	2,834,265	8.01%
E-18 Limited & Capital18 Fincap Private Limited(7)	2,496,165	7.06%
Entities Affiliated with Norwest Venture Partners(8)	2,392,168	6.76%
Habitat for Humanity International, Inc.(9)	2,227,273	6.30%
Executive Officers and Directors:
Dhruv Shringi(10)	874,419	2.44%
Alok Vaish(11)	183,404	*
Manish Amin(12)	470,770	1.33%
Sharat Dhall(13)	101,848	*
Himanshu Verma(14)	12,067	*
Akash Poddar(15)	30,856	*
Satvinder Singh Sodhi(16)	23,345	*
Sean Aggarwal(17)	5,833	*
Sudhir Kumar Sethi(18)	—	—
Murlidhara Lakshmikantha Kadaba	—	—
Sanjay Arora(19)	194,526	*
All directors and officers as a group (11 persons)	1,897,068	5.25%

*
Less than 1 percent.

(1)
Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

(2)
Based on the Schedule 13G and the Schedules 13G/A filed with the SEC by Apple Orange LLC, Leight Family 1998 Irrevocable Trust, Argyle Investors LLC, Candlemaker Partners LLLP, We Deserve Better, LLC and Nathan Leight on December 27, 2016, January 11, 2017 and February 14, 2018, respectively. Consists of (i) 395,000 ordinary shares, warrants to purchase 3,668,290 ordinary shares and 1,955,939 Class F shares held by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC; (ii) 550,000 ordinary shares held by Argyle Investors LLC; (iii) 327,000 ordinary shares held by Candlemaker Partners, LLLP; (iv) 557,500 ordinary shares held by the Leight Family 1998 Irrevocable Trust; (v) 158,500 ordinary shares held by We Deserve Better, LLC; and (vi) 3,000 ordinary shares held by Nathan Leight. Mr. Leight is the sole managing member of Apple Orange LLC, Candlemaker Management LLC, which is the general partner of Candlemaker LLLP, and We Deserve Better, LLC and has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker LLLP and We Deserve Better, LLC. Mr. Leight's children are the beneficiaries of the Leight Family 1998 Irrevocable Trust and his wife is the trustee. The Leight Family 1998 Irrevocable Trust is the sole managing member of Argyle Investors LLC and has sole voting and dispositive control over the securities held by Argyle Investors LLC. The business address for each of these entities and Mr. Leight is 60 Edgewater Drive, Unit TSK, Coral Gables, Florida 33133.

(3)
Consists of (i) 324,355 ordinary shares and warrants to purchase 46,458 ordinary shares held by Macquarie Corporate Holdings Pty Limited and (ii) 2,000,000 ordinary shares, 1,060,781 Class F shares and warrants to purchase 2,645,000 ordinary shares held by MIHI LLC. MIHI LLC is an affiliate of Macquarie and Macquarie Capital. Macquarie Group Limited is the ultimate indirect parent of each of Macquarie Corporate Holdings Pty. Limited and MIHI LLC and may be deemed to benefiscially own the company's shares held by them. The business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia. The business address of MIHI LLC is 125 West 55th Street, L-22, New York, New York 10019.

(4)
Based on the Schedule 13G and the Schedule 13G/A filed with the SEC by Rotation Capital Management, LP and Matthew Rothfleisch on June 9, 2017 and February 9, 2018, respectively. Consists of 165,704 ordinary shares and warrants to purchase 6,509,701 ordinary shares held by Rotation Capital Credit Opportunities Fund, Ltd. (the "Rotation Fund"). Rotation Capital Management, LP serves as the investment manager to the Rotation Fund. The general partner of Rotation Capital Management, LP is Rotation Capital Partners, LLC (the "General Partner"). Mr. Rothfleisch is the managing member of the General Partner. Pursuant to the terms of the warrants, the warrants cannot be exercised if, after any such exercise, Rotation Capital Management, LP and Mr. Rothfleisch would beneficially own more than 9.8% of the outstanding ordinary shares of the Company. Consequently, at this time, the Rotation Fund is not able to exercise all of the warrants that it holds. The Percentage of Outstanding Shares reported here does not give effect to this 9.8% limit on beneficial ownership. The business address for each of these entities and Mr. Rothfleisch is 489 Fifth Avenue, 11th Floor, New York, NY 10017.

(5)
Based on the Schedule 13G and the Schedule 13G/A filed with the SEC by Reliance Capital Limited on October 10, 2017 and February 13, 2018. Consists of 2,980,139 ordinary shares held by Reliance Capital Limited. The business address of Reliance Capital Limited is H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai—400 710, India.

(6)
Based on the Schedule 13G and the Schedules 13G/A filed with the SEC by Fuh Hwa Securities Investment Trust Co., Ltd. on December 29, 2016, January 19, 2017 and January 16, 2018. Includes 2,300,000 ordinary shares held by Fuh Hwa Oriental Fund. Fuh Hwa Securities Investment Trust Co., Ltd., in its capacity as adviser to Fuh Hwa Oriental Fund and certain other mutual funds and managed accounts (directly or indirectly through its subsidiaries), may be deemed to beneficially own the company's shares held by them. The business address of Fuh Hwa Securities Investment Trust Co., Ltd. and Fuh Hwa Oriental Fund is 8F, No. 308, Bade Rd., Taipei 10492, Taiwan.

(7)
Consists of 1,926,397 ordinary shares held by E-18 Limited and 569,768 ordinary shares issuable upon swap of ordinary shares of Yatra Online Private Limited held by Capital18 Fincap Private Limited (together, the "E-18 Entities"). Network18 Media & Investments Limited, a company registered in India is the holding company of the E-18 Entities. The business addresses for E-18 Limited and Capital18 Fincap Private Limited are Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius and First Floor, Empire Complex, 414, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Maharashtra, India, respectively.

(8)
Consists of (i) 1,196,084 Class A non-voting shares held of record by Norwest Venture Partners IX, LP (Partners IX) and (ii) 1,196,084 Class A non-voting shares held of record by Norwest Venture Partners X, LP (Partners X and together with Partners IX, Norwest Venture Partners). Class A non-voting shares have substantially the same rights as our ordinary shares but have no voting rights. NVP Associates, LLC (NVP) is the managing member of the general partners of Norwest Venture Partners, and shares voting and dispositive power over the shares held by Norwest Venture Partners. Promod Haque, Jeffrey Crowe and Matthew Howard, as co-chief executive officers of NVP and members of the general partners, may be deemed to share voting and dispositive power with respect to the shares held of record by Norwest Venture Partners. The business address for each of these entities is c/o Promod Haque, 525 University Ave, Ste 800, Palo Alto, California 94301-1922.

(9)
Based on the Schedule 13G filed with the SEC by Habitat for Humanity International, Inc. on February 7, 2018. Consists of 2,227,273 ordinary shares held by Habitat for Humanity International, Inc. The business address of Habitat for Humanity International, Inc. is 70 Peachtree Street NW, Suite 1300, Atlanta, GA 30303.

(10)
Consists of 469,291 ordinary shares and options to purchase 405,128 ordinary shares that are exercisable within 60 days of March 31, 2018.

(11)
Consists of 69,102 ordinary shares and options to purchase 114,302 ordinary shares that are exercisable within 60 days of March 31, 2018.

(12)
Consists of 453,486 ordinary shares and options to purchase 17,284 ordinary shares that are exercisable within 60 days of March 31, 2018.

(13)
Consists of 39,627 ordinary shares and options to purchase 62,221 ordinary shares that are exercisable within 60 days of March 31, 2018.

(14)
Consists of 12,067 ordinary shares.

(15)
Consists of 15,647 ordinary shares and options to purchase 15,209 ordinary shares that are exercisable within 60 days of March 31, 2018.

(16)
Consists of 9,058 ordinary shares and options to purchase 14,287 ordinary shares that are exercisable within 60 days of March 31, 2018.

(17)
Consists of the options to purchase 5,833 ordinary shares that are exercisable within 60 days of March 31, 2018.

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

(19)
Consists of 100 ordinary shares held by Mr. Arora, 100 ordinary shares held by Mr. Arora's wife and 100 ordinary shares, 58,593 Class F shares and warrants to purchase 135,633 ordinary shares held by Noyac Path LLC. 100 ordinary shares held by Mr. Arora, 100 ordinary shares held by Mr. Arora's wife and 100 ordinary shares held by Noyac Path LLC are held in brokerage accounts for which margins are available. The sole member of Noyac Path LLC is a trust of which Mr. Arora is settlor and a beneficiary. Mr. Arora disclaims beneficial ownership over any securities owned by his wife and Noyac Path LLC in which he does not have any pecuniary interest.

Significant Changes

  •
  Entities Affiliated with Norwest Venture Partners have beneficial ownership of 6.76%, which is reduced from 19.88% as reported in our annual report for fiscal year ending March 31, 2017 filed with the SEC on June 30, 2017.

  •
  Pursuant to Schedule 13G/A filed with the SEC by Valiant Capital Management, L.P. on February 13, 2018, Entities Affiliated with Valiant Capital Master Fund LP ceased to be a beneficial owner of 5% or more of our ordinary shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 12, 2018, Intel Capital Corporation ceased to be a beneficial owner of 5% or more of our ordinary shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 9, 2018, Rotation Capital Management became a beneficial owner of 5% or more of our ordinary shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 7, 2018, Habitat for Humanity International, Inc. became a beneficial owner of 5% or more of our ordinary shares.

        Norwest Venture Partners IX, LP and Norwest Venture Partners X, LP hold Class A non-voting shares, which have substantially the same rights as our ordinary shares but have no voting rights.

        To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

        As of July 20, 2018, we estimate that:

  •
  approximately 91% of our outstanding ordinary shares were held in the United States by 7 holders of record (the United States record holders includ Cede & Co., the nominee of the Depositary Trust Company),

  •
  approximately 100% of our outstanding Class F shares were held in the United States by approximately 9 holders of record, and

  •
  approximately 100% of our outstanding Class A shares were held in the United States by 2 holders of record.

        The number and the U.S. residence of record holders of our ordinary shares may not be representative of the number of beneficial owners or where the beneficial owners have residence because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A.    Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

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

Preload Agreement with Reliance Retail Ltd.

        On September 26, 2016, the subsidiary of the Group Yatra Online Private Limited (Yatra India), entered into a preload agreement with Reliance Retail Ltd. Pursuant to the preload agreement, Reliance Retail Ltd. has agreed to pre-install the Yatra mobile applications on Reliance Jio LYF smartphones for consideration to be settled in equity shares of Yatra India. Any invoiced amounts by Reliance, will bear interest at a rate of 15% per year from the date of invoice until the date of equity settlement. The agreement remains in effect until September 5, 2019. Either party may terminate the agreement in the event of an uncured breach of a material term of the agreement. Yatra India also has the right to terminate as of September 5, 2017.

Investor Rights Agreement

        On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 stockholders and Yatra shareholders who will own our ordinary shares upon consummation of the Business Combination. Pursuant to the terms of the Investor Rights Agreement, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our ordinary shares issued in connection with the Business Combination. The Investor Rights Agreement also provide such shareholders with demand, "piggy-back" and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. Shareholders will be entitled to make one demand for registration of ordinary shares, except for certain Yatra shareholders will be entitled to make three demands.

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

Transactions pursuant to Service Agreements

        Pursuant to service agreements with the below mentioned companies (along with their affiliates) that have a significant influence on the Group, we have provided travel and trade related services of INR 176,252, INR 110,973, INR 6,823 in fiscal years 2018, 2017 and 2016, respectively:

  a.
  E-18 Limited and group companies

  b.
  Reliance Capital Limited and its group companies

  c.
  IDG Ventures India Advisors Private Limited

        The Company has also availed the insurance and communication services of Reliance General Insurance Company Limited and Reliance Infocomm Limited at a cost of INR 11,497, INR 12,979, and INR 16,702 in fiscal years 2018, 2017 and 2016, respectively.

Exchange and Support Agreement

        On December 16, 2016, we entered into an exchange and support agreement with Terrapin 3 and holders of Terrapin 3's Class F common stock. Pursuant to the agreement, commencing on November 16, 2017, holders of Terrapin 3's Class F common stock have the right from time to time to exchange any or all of their shares of Class F common stock for the same amount of our ordinary shares. Upon any such exchange, an equal number of our Class F shares held by such exchanging shareholders will be converted by us into 0.00001 of our ordinary share for each Class F share converted. The right to make such exchange will expire on December 16, 2021.

Administrative Services Arrangement

        Beginning in January 2017, Terrapin Partners, LLC, a private equity and venture capital firm, has agreed to provide us with certain professional services as well as certain office space, utilities and general office, receptionist and secretarial support. In return for such services, when provided, we have agreed to pay Terrapin Partners, LLC a monthly fee of $5,000. Nathan Leight, one of our shareholders, is the managing member of Terrapin Partners, LLC.

Shareholders Agreements

        See "Item 10. Additional Information—B. Memorandum and Articles of Association."

Employment Agreements

        See "Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements with Executive Officers."

Equity Option and Share Incentive Plans

        See "Item 6. Directors, Senior Management and Employees—B. Compensation."

  C.    Interest of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

  A.    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of the financial statements filed as part of this Annual Report.

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

Tax Proceedings

        See "Item 4. Information on the Company—B. Business Overview—Litigation" for a description of tax proceedings.

Dividend Distribution Policy

        We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be determined by our Board of Directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of the respective jurisdictions of organization of our subsidiaries, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur.

  B.    Significant Changes

        Except for the consummation of the offering described in Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, there have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and that require disclosure in this Annual Report.

ITEM 9.    THE OFFER AND LISTING

  A.    Offer and Listing Details

        Our outstanding ordinary shares are currently listed and traded on the Nasdaq Capital Market under the symbol "YTRA."

        The following table shows the reported high and low trading prices quoted in US dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Capital Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2017	$10.68	$7.71
2018	$12.85	$5.63
Fiscal Quarter
2019
1st Quarter	$8.16	$5.00
2018
1st Quarter	$11.39	$9.02
2nd Quarter	$12.85	$9.50
3rd Quarter	$11.71	$7.30
4th Quarter	$8.19	$5.63
2017
3rd Quarter(1)	$10.15	$8.40
4th Quarter	$10.68	$7.71
Month
2018
January	$7.71	$6.44
February	$8.19	$6.52
March	$7.44	$5.63
April	$8.16	$6.34
May	$7.85	$6.82
June	$7.75	$5.00
July(2)	$6.66	$5.08

Notes:

(1)
3rd Quarter 2017 data represents prices from December 20, 2016 to December 31, 2016.

(2)
Until July 30, 2018.

        Our outstanding warrants are currently listed and traded on the OTCQX Market under the symbol "YTROF."

        The following table shows the reported high and low trading prices quoted in US dollars for our warrants on the OTCQX Market.

	OTC QX Market Price Per Warrant
Period	High	Low
Fiscal Year
2017	$0.80	$0.15
2018	$1.94	$0.53
Fiscal Quarter
2019
1st Quarter	$0.90	$0.54
2018
1st Quarter	$1.63	$0.53
2nd Quarter	$1.94	$1.50
3rd Quarter	$1.70	$0.90
4th Quarter	$1.15	$0.65
2017
3rd Quarter(1)	$0.80	$0.25
4th Quarter	$0.80	$0.15
Month
2018
January	$1.00	$0.71
February	$1.15	$0.65
March	$1.03	$0.69
April	$0.90	$0.75
May	$0.88	$0.54
June	$0.80	$0.61
July(2)	$0.70	$0.50

Notes:

(1)
3rd Quarter 2017 data represents prices from December 30, 2016.

(2)
Until July 30, 2018.

  B.    Plan of Distribution

        Not Applicable.

  C.    Markets

        Our ordinary shares are listed on the Nasdaq Global Market under the symbol "YTRA". Our warrants are listed on the OTCQX® Market under the symbol "YTROF."

  D.    Selling Shareholders

        Not applicable.

  E.    Dilution

        Not applicable.

  F.    Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

  A.    Share Capital

        Not applicable.

  B.    Memorandum and Articles of Association

        The information set forth in our Registration Statement on Form F-3 (File No. 333-224661), as amended, originally filed with the SEC on May 3, 2018 and declared effective by the SEC on May 24, 2018, under the headings "Description of Share Capital" is incorporated herein by reference.

  C.    Material Contracts

        Described herein.

  D.    Exchange Controls

India

        India regulates ownership of Indian companies by foreign entities. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder (FEMA). Transfers of any security of an Indian company from foreigners/ foreign entities to Indian residents and vice versa are required to be in accordance with FEMA and in some instances is required to be permitted by the Reserve Bank of India beside general reporting requirements under the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies having foreign investment , and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreign entities. Further, India's Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict or regulate the lending to or borrowing from our Indian Subsidiaries. These requirements currently include restrictions/ regulations with respect to on valuations and sources of funding for such investments and may include prior approval from the Government of India.

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

        Under Indian law, an Indian company is permitted to declare or pay dividends for any fiscal year out of profits for that year (calculated to include any dividend distribution tax) after providing for depreciation in the manner prescribed. However, no company is permitted to declare dividends unless previous years' carried over losses and depreciation not provided in the previous year or years are setoff against profits of the company for the current year.

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

  •
  the total amount to be drawn from the accumulated profits earned in previous years shall not exceed an amount equal to one-tenth of the sum of the company's paid-up share capital and free reserves (based on the latest audited financial statements available), and the amount so drawn shall first be utilized to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and;

  •
  the balance of the reserves after such withdrawal shall not fall below 15.0% of the company's paid-up share capital (based on the latest audited financial statements available).

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

        On March 31, 2018, the exchange rate between the U.S. dollar and the Indian rupee expressed in Indian rupees per U.S. dollar was $1.00 = Rs. 65.11.

Annual Data (Year Ended March 31)	High	Low	Average(1)	Period End
	(Indian rupees per U.S. dollar)
2014	68.80	53.65	60.35	60.00
2015	63.67	58.30	61.34	62.31
2016	68.84	61.99	67.24	66.25
2017	68.86	64.85	67.01	64.85
2018	65.71	63.38	64.45	65.11

(1)
The average rates for the interim and annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

	High	Low
	(Indian rupees per U.S. dollar)
Recent Monthly Data(1)
January 2017	64.01	63.38
February 2018	65.20	63.93
March 2018	65.24	64.83
April 2018	66.92	64.92
May 2018	68.38	66.52
June 2018	68.81	66.87

(1)
Exchange rates as published by the Federal Reserve Bank.

  E.    Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares to U.S. holders and non-U.S. holders. This discussion is based on provisions of the Internal Revenue Code (the "Code"), the U.S. Department of the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the Internal Revenue Service ("IRS"), judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of our shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

        This discussion is limited to U.S. federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold our ordinary shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

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

  •
  U.S. persons whose "functional currency" is not the U.S. dollar;

  •
  persons who received our ordinary shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

  •
  persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding ordinary shares;

  •
  persons who are subject to the accounting rules under Section 451(b) of the Code;

  •
  the initial stockholders and their affiliates; or

  •
  holders holding our ordinary shares as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction," or other integrated investment or risk reduction transaction.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of our ordinary shares, that is, for U.S. federal income tax purposes:

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

        For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our ordinary shares that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

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

Tax Residence of Yatra and Utilization of Terrapin's Tax Attributes

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

        Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation's "expanded affiliated group" does not have "substantial business activities" in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares) as determined for purposes of Section 7874 (this test is referred to as the "80% ownership test").

        For purposes of Section 7874, the first two conditions described above were met with respect to the mergers completed in July 2016 with Terrapin, because we acquired indirectly all of the assets of Terrapin through the mergers with Terrapin, and Yatra Online, Inc., including its "expanded affiliated group," did not have "substantial business activities" in the Cayman Islands within the meaning of Section 7874 upon consummation of the mergers with Terrapin. As a result, whether Section 7874 will apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the mergers with Terrapin should depend on the satisfaction of the 80% ownership test.

        Based on the terms of the mergers with Terrapin, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder (including the Temporary Section 7874 Regulations) and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin stockholders in our company should be less than 80% and accordingly we are not expected to be treated as a U.S. corporation for U.S. federal income tax purposes. Further, for purposes of determining the ownership percentage of former Terrapin stockholders for purposes of Section 7874, former Terrapin stockholders will be deemed to own an amount of our ordinary shares in respect to certain redemptions by Terrapin prior to the closing of the mergers with Terrapin. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Many of these rules are contained in the Temporary Regulations under Section 7874 which have only recently been issued, and there is no guidance as to their application. Accordingly, there can be no assurance that the IRS would not assert that the 80% ownership test is met with respect to the mergers with Terrapin and that, accordingly, we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

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

Utilization of Terrapin's Tax Attributes

        Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the properties held, directly or indirectly, by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation); (ii) after the acquisition, the non-U.S. corporation's "expanded affiliated group" does not have "substantial business" activities in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities (as determined under the Treasury regulations); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold less than 80% but at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares) (this test is referred to as the "60% ownership test"). If each of these conditions is met, then the taxable income of the U.S. corporation (and any U.S. person related to the U.S. corporation) for any given year, within a period beginning on the first date the U.S. corporation's properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporation's properties were acquired, will be no less than that person's "inversion gain" for that taxable year. A person's inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or after the acquisition if the transfer or license is to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain.

        Based on the terms of the mergers with Terrapin, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder (including the Temporary Section 7874 Regulations) and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin stockholders in our company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Terrapin after the mergers with Terrapin. In addition, as discussed above under "—Tax Residence of Yatra for U.S. Federal Income Tax Purposes," the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the mergers with Terrapin and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

        If the IRS were to successfully assert that the 60% ownership test has been met, the ability of Terrapin and its U.S. affiliates to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited. However, as a blank check company, whose assets were primarily comprised of cash and cash equivalents, it is not expected that Terrapin would have a significant amount of inversion gain. Accordingly, even if the 60% ownership test were satisfied, the effect of the resulting limitations on the use of net operating losses and tax attributes would not be expected to be material.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares of Yatra

U.S. Holders

Distributions on our Ordinary Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Status," the gross amount of any distribution on our ordinary shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder's tax basis in our ordinary shares, and thereafter as capital gain recognized on a sale or exchange.

        Dividends received by non-corporate U.S. holders (including individuals) from a "qualified foreign corporation" may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NASDAQ (where our ordinary shares are currently listed) will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a passive foreign investment company (a "PFIC") for the taxable year in which we pay a dividend or for the preceding taxable year. See "—Passive Foreign Investment Company Status."

        Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by us may be treated as foreign taxes eligible for credit against a U.S. holder's U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on our ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Status," a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder's adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of our ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of our ordinary shares generally will be treated as U.S. source gain or loss.

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

Characterization as a "Controlled Foreign Corporation" for U.S. Federal Income Tax Purposes

        There is a possibility that we will be classified as a "controlled foreign corporation" (a "CFC"), for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by "10% U.S. Shareholders." For this purpose, a "10% U.S. Shareholder" is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of our outstanding ordinary shares. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable even if the CFC has made no distributions to its shareholders, including "Subpart F income," global intangible low-taxed income and certain other income generated by the CFC, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of ordinary shares, to the extent of the current and accumulated earnings and profits of our company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. federal income tax purposes but no assurances can be offered in this regard.

Passive Foreign Investment Company Status

        The treatment of U.S. holders of our ordinary shares could be materially different from that described above, if we are treated as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes.

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

        If we are or become a PFIC during any year in which a U.S. holder holds our ordinary shares, unless the U.S. holder makes a qualified electing fund (QEF) election or mark-to-market election with respect to the shares, as described below, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of our ordinary shares and on any "excess distributions" received from us, regardless of whether we qualify as a PFIC in the year in which such distribution is received or gain is realized. For this purpose, a pledge of our ordinary shares as security for a loan may be treated as a disposition. The U.S. holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. holder's holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or gain would be allocated ratably over the U.S. holder's holding period, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which we were a PFIC would be taxed as ordinary income in the current year, and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

        If we were to be treated as a PFIC, a U.S. holder may avoid the excess distribution rules described above by electing to treat our company (for the first taxable year in which the U.S. holder owns any shares) and any lower-tier PFIC (for the first taxable year in which the U.S. holder is treated as owning an equity interest in such lower-tier PFIC) as a QEF. If a U.S. holder makes an effective QEF election with respect to our company (and any lower-tier PFIC), the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, our pro rata share's

(and such lower-tier PFIC's) net capital gains and, as ordinary income, our pro rata share's (and such lower-tier PFIC's) net earnings in excess of its net capital gains. U.S. holders can make a QEF election only if we (and each lower-tier PFIC) provide certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. We will make commercially reasonable efforts to provide U.S. holders with this information if we determine that we are a PFIC.

        As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the ordinary shares to market annually. A U.S. holder may elect to mark-to-market the ordinary shares only if they are "marketable stock." The ordinary shares will be treated as "marketable stock" if they are regularly traded on a "qualified exchange." The ordinary shares are listed on the NASDAQ, which should be a qualified exchange for this purpose. The ordinary shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on at least 15 days during each calendar quarter. There can be no certainly that the ordinary shares will be sufficiently traded such as to be treated as regularly traded.

        U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If we are treated as a PFIC, each U.S. holder generally will be required to file a separate annual information return with the IRS with respect to our company and any lower-tier PFICs.

Medicare Surtax on Net Investment Income

        Non-corporate U.S. holders whose income exceeds certain thresholds generally will be subject to 3.8% surtax on their "net investment income" (which generally includes, among other things, dividends on, and capital gain from the sale or other taxable disposition of, our ordinary shares). Non-corporate U.S. holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of our ordinary shares.

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

Non-U.S. Holders

        In general, a non-U.S. holder of our ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under "—Information Reporting and Backup Withholding," U.S. federal withholding tax on any dividends received on our ordinary shares or any gain recognized on a sale or other disposition of our ordinary shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder's ordinary shares) unless:

  •
  the dividend or gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

        A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Foreign Account Tax Compliance Act

        The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments with respect to our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our common shares will not apply to payments before January 1, 2019. An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our common shares should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Information Reporting and Backup Withholding

        In general, information reporting requirements may apply to dividends received by U.S. holders of our ordinary shares, and the proceeds received on the disposition of our ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder's broker) or is otherwise subject to backup withholding. Proceeds from the sale, exchange, redemption or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their ordinary shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such

non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

        The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor's own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our ordinary shares, including the consequences of any proposed change in applicable laws.

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

Provisions Relating to Long Term Capital Gains and Short Term Capital Gains

        Gains arising from transfer of capital asset are charged to tax under the heading "capital gains." A capital asset may either be a short-term or long-term capital asset, depending on the period of its holding.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The company's activities are exposed to variety of financial risk: credit risk, foreign currency risk and liquidity risk. The company's senior management oversees the management of these risks. The company's senior management ensures that the company's financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the company's policies and risk objectives. The company reviews and agrees on policies for managing each of these risks which are summarized below:

        Credit Risk.    Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The company is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

        Customer credit risk is managed by each business unit subject to the company's established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

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

        Foreign Currency Risk.    Foreign Currency Risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating transactions which are denominated in currency other than subsidiary's functional currency (foreign currency denominated receivables and payables). See Note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for sensitivity analysis relating to our exposure to foreign currency risk.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On July 26, 2018, we completed a follow-on public offering in which we offered and sold an aggregate of 10,350,000 ordinary shares, including 1,350,000 ordinary shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares, at a public offering price of $5.50 per share. The aggregate price of the offering amount registered and sold was $56.9 million, of which we received net proceeds of $53.0 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. Yatra intends to use the net proceeds from the offering for general corporate and business purposes. The effective date of our registration statement on Form F-3 (File number: 333-224661) was May 24, 2018. Citigroup Global Markets Inc. and Jefferies LLC acted as joint book-running managers for the offering.

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

        Based on their evaluation as of March 31, 2018, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

  B.
  Management's Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Management assessed the Company's internal control over financial reporting as of March 31, 2018, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

        Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective, as of the end of the fiscal year, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

        As permitted by the Securities and Exchange Commission, management has elected to exclude ATB from its assessment of internal controls over financial reporting as of March 31, 2018. ATB constituted approximately 15.6% of total assets and 6.3% of revenues, respectively, as of March 31, 2018.

  C.
  Attestation Report of the Registered Public Accounting Firm

        Because the Company is an "emerging growth company" as defined in the United States Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company", which may be for as long as five years following its initial registration in the United States.

  D.
  Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that we have at least one audit committee financial expert serving on the audit committee. Murlidhara Kadaba, a member of the audit committee, is an audit committee financial expert and "independent" as that term is defined in the NASDAQ Listing Rules.

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

        Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2018, March 31, 2017 and March 31, 2016 for which audited statements appear in this Annual Report.

        The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2018 and 2017.

	Fiscal
	2017	2018
Audit fees (audit and review of financial statements)	INR 18,417	INR 29,705
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	3,348	3,450
Tax fees (other certifications and tax advisory services)	605	1,385

Total	22,370	34,540

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The following table provides information about purchases by us during fiscal year 2018 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total Number of Shares Purchased	Average Price Paid Per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 3/31/2017	18,892	INR 593.85	11,219,014	NIL
4/1/2017 - 3/31/2018	NIL	NIL	NIL	NIL
4/1/2018 - 4/30/2018	NIL	NIL	NIL	NIL
5/1/2018 - 5/31/2018	NIL	NIL	NIL	NIL
6/1/2018 - 6/30/2018	NIL	NIL	NIL	NIL
Total	18,892	593.85	11,219,014	NIL

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

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See "Item 18. Financial Statements" for a list of the financial statements filed as part of this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

  •
  Our consolidated financial statements are included in this Annual Report at pages F-1 through F-83.

ITEM 19.    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant's Form F-4/A filed on November 15, 2016).
2.1
Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant's Form F-1/A filed on February 9, 2017).
2.2
Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant's Form F-1/A filed on February 9, 2017).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form F-4/A filed on November 21, 2016).
4.2	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Form F-4/A filed on November 21, 2016).

4.3	#	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated December 29, 2015 (incorporated by reference to Exhibit 10.4 to the Registrant's Form F-4/A filed on November 15, 2016).
4.4
Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant's Form F-4/A filed on November 21, 2016).
4.5
Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant's Form F-4/A filed on November 15, 2016).
4.6
Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant's Form F-4/A filed on November 21, 2016).
4.7
Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Form F-4/A filed on November 21, 2016).
4.8
Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant's Form F-4/A filed on November 21, 2016).
4.9
Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 6-K filed on December 22, 2016).

4.10	*	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited.
4.11
Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant's Form 6-K filed on December 22, 2016).
4.12
Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant's Form 6-K filed on December 22, 2016).
4.13		2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's Form S-8 filed on June 5, 2017).
4.14
Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Asia Consolidated DMC Pte. Ltd. and Innoven Capital Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.28 to the Registrant's Form F-1 filed on December 19, 2017).
4.15
Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Yatra Online Private Limited and Innoven Capital India Private Limited (incorporated by reference to Exhibit 10.29 to the Registrant's Form F-1 filed on December 19, 2017).
4.16
Indenture for Senior Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Registrant's Form F-3 filed on May 3, 2018).
4.17
Indenture for Subordinated Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to the Registrant's Form F-3 filed on May 3, 2018).
4.18
Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant's Form F-3 filed on May 3, 2018).
4.19
Letter of Arrangement, dated December 17, 2015, by and between Air Travel Bureau Ltd. and State Bank of India (incorporated by reference to Exhibit 4.23 to the Registrant's Form F-3 filed on May 3, 2018).
4.20
Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant's Form F-3 filed on May 3, 2018).
4.21
Deed of Hypothecation, dated September 12, 2017, by and between Innoven Capital India Private Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 4.25 to the Registrant's Form F-3 filed on May 3, 2018).
4.22
Unconditional Guarantee, dated September 12, 2017, by and among Yatra Online, Inc., Innoven Capital India Private Limited and Yatra Online Private (incorporated by reference to Exhibit 4.26 to the Registrant's Form F-3 filed on May 3, 2018).

8.1		List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant's Form F-1 filed on January 23, 2017)
12.1	*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.
101.INS		XBRL Instance Document
101.SCH		XBRL Taxonomy Extension Schema Document
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB		XBRL Taxonomy Extension Label Linkbase Document
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*
Filed herewith

**
Furnished herewith

#
Confidential treatment requested

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2018

YATRA ONLINE, INC.
By:	/s/ DHRUV SHRINGI
	Name:	Dhruv Shringi
	Title:	Chief Executive Officer

Yatra Online, Inc.
Financial statement for the year ended March 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. (the Company) as of March 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Associates LLP

We have served as the Company's auditor since 2015.

Gurugram, India
June 11, 2018

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018

(Amount in thousands, except per share data and number of shares)

		March 31,
		2016	2017	2018
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Revenue
Rendering of services	8	8,130,710	9,036,286	11,746,416	180,409
Other revenue	9	214,524	320,527	502,097	7,712

Total revenue		8,345,234	9,356,813	12,248,513	188,121

Other income	10	26,662	25,282	90,001	1,382
Service cost		4,164,352	4,179,486	4,930,757	75,730
Personnel expenses	11	1,524,055	2,115,308	2,902,840	44,584
Marketing and sales promotion expenses		1,687,541	2,457,242	4,155,420	63,822
Other operating expenses	12	1,967,162	2,217,887	3,284,030	50,438
Depreciation and amortization	13	233,703	275,587	425,600	6,537

Results from operations		(1,204,917)	(1,863,415)	(3,360,133)	(51,608)

Share of loss of joint venture	14	(11,802)	(9,441)	(10,559)	(162)
Finance income	15	95,072	139,158	91,912	1,412
Finance cost	16	(111,973)	(149,863)	(153,056)	(2,351)
Listing and related expenses	44	—	(4,242,526)	—	—
Change in fair value of warrants		(3,167)	230,111	(563,253)	(8,651)

Loss before taxes		(1,236,787)	(5,895,976)	(3,995,089)	(61,360)

Tax expense	17	(6,515)	(40,987)	(56,887)	(874)

Loss for the year		(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent years (net of taxes)
Remeasurement loss on defined benefit plan	31	(9,403)	(8,140)	(4,860)	(75)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	31	(18,615)	44,997	(9,879)	(152)

Other comprehensive income / (loss) for the year, net of tax		(28,018)	36,857	(14,739)	(227)

Total comprehensive loss for the year, net of tax		(1,271,320)	(5,900,106)	(4,066,715)	(62,461)

Loss attributable to :
Owners of the Parent Company		(1,218,824)	(5,901,483)	(3,993,140)	(61,330)
Non controlling interest		(24,478)	(35,480)	(58,836)	(904)

Loss for the year		(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Total comprehensive loss attributable to :
Owners of the Parent Company		(1,246,632)	(5,864,482)	(4,007,784)	(61,556)
Non controlling interest		(24,688)	(35,624)	(58,931)	(905)

Total comprehensive loss for the year		(1,271,320)	(5,900,106)	(4,066,715)	(62,461)

Loss per share	18
Basic		(58.10)	(237.89)	(116.41)	(1.79)
Diluted		(58.10)	(237.89)	(116.41)	(1.79)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position as at March 31, 2018

(Amount in thousands, except per share data and number of shares)

		March 31, 2017	March 31, 2018
	Notes	INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	141,646	241,694	3,712
Intangible assets and goodwill	20	1,609,103	2,225,263	34,177
Prepayments and other assets	21	4,935	11,238	173
Other financial assets	22	54,491	62,259	956
Term deposits	23	27,686	6,187	95
Other non financial assets	24	82,404	116,939	1,796
Deferred tax asset	25	35,874	102,649	1,577

Total non-current assets		1,956,139	2,766,229	42,486
Current assets
Inventories		14,222	23,175	356
Trade and other receivables	26	1,970,375	4,008,871	61,571
Prepayments and other assets	21	744,490	977,822	15,018
Income tax receivable		292,763	321,893	4,944
Other current financial assets	27	63,640	47,767	734
Term deposits	23	3,000,175	1,005,957	15,450
Cash and cash equivalents	28	1,532,629	2,465,073	37,860

Total current assets		7,618,294	8,850,558	135,933

Total assets		9,574,433	11,616,787	178,419

Equity and liabilities
Equity
Share capital	29	633	638	10
Share premium	29	14,438,936	14,962,615	229,805
Treasury shares	29	(54,371)	(30,084)	(462)
Other capital reserve	30	733,448	832,964	12,793
Accumulated deficit		(12,003,430)	(16,002,266)	(245,773)
Foreign currency translation reserve		22,271	11,215	172

Total equity attributable to equity holders of the Company		3,137,487	(224,918)	(3,455)

Total non controlling interest		52,082	(361)	(6)

Total equity		3,189,569	(225,279)	(3,461)

Non-current liabilities
Borrowings	32	30,902	359,969	5,529
Deferred tax liability	25	—	44,460	683
Employee benefits	34	55,207	73,322	1,126
Deferred revenue	35	458,703	599,612	9,209
Other financial liabilities	36	4,979	84	1
Other non-financial liability	37	3,598	5,815	89

Total non-current liabilities		553,389	1,083,262	16,637
Current liabilities
Borrowings	32	13,974	491,860	7,554
Trade and other payables	33	3,148,544	5,049,630	77,555
Employee benefits	34	49,147	81,311	1,249
Deferred revenue	35	539,562	871,098	13,379
Income taxes payable		14,563	2,755	42
Other financial liabilities	36	1,450,623	3,016,203	46,325
Other current liabilities	38	615,062	1,245,947	19,139

Total current liabilities		5,831,475	10,758,804	165,243

Total liabilities		6,384,864	11,842,066	181,880

Total equity and liabilities		9,574,433	11,616,787	178,419

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity
for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Preference share capital (Note 29)	Preference share premium (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non controlling Interest	Total Equity
Balance as at April 1, 2015	27	121,203	179	5,351,710	(4,896,326)	155,450	(4,037)	728,206	6,752	734,958
Loss for the year	—	—	—	—	(1,218,824)	—	—	(1,218,824)	(24,478)	(1,243,302)
Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	—	(18,615)	(18,615)	—	(18,615)
Remeasurement loss on defined benefit plan	—	—	—	—	(9,193)	—	—	(9,193)	(210)	(9,403)

Total other comprehensive loss	—	—	—	—	(9,193)	—	(18,615)	(27,808)	(210)	(28,018)

Total comprehensive loss	—	—	—	—	(1,228,017)	—	(18,615)	(1,246,632)	(24,688)	(1,271,320)
Share-based payments	—	—	—	—	—	19,370	—	19,370	—	19,370
Issue of share capital	—	—	17	827,858	—	—	—	827,875	—	827,875
Transaction with non controlling interest*	—	—	—	—	100,653	—	—	100,653	29,522	130,175

Total contribution by owners	—	—	17	827,858	100,653	19,370	—	947,898	29,522	977,420

Balance as at March 31, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

*
Transaction with non controlling interest represents shares of a subsidiary issued to stakeholders outside the Group. The percentage holding of the Parent is 97.85% as of March 31, 2016 (98.70%—March 31, 2015).

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity
for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Preference share capital (Note 29)	Preference share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non controlling Interest	Total Equity
Balance as at March 31, 2016	27	121,203	196	6,179,568	—	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058
Loss for the year	—	—	—	—	—	(5,901,483)	—	—	(5,901,483)	(35,480)	(5,936,963)
Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	—	—	44,997	44,997	—	44,997
Remeasurement loss on defined benefit plan	—	—	—	—	—	(7,996)	—	—	(7,996)	(144)	(8,140)

Total other comprehensive loss	—	—	—	—	—	(7,996)	—	44,997	37,001	(144)	36,857

Total comprehensive loss	—	—	—	—	—	(5,909,479)	—	44,997	(5,864,482)	(35,624)	(5,900,106)
Share-based payments	—	—	—	—	—	8,614	578,318	—	586,932	—	586,932
Exercise of options	1	24,502	—	—	7,230	—	(19,690)	(74)	11,969	—	11,969
Issue of treasury shares	1	50,381	—	—	(50,382)	—	—	—	—	—	—
Purchase of own shares	—	—	—	—	(11,219)	—	—	—	(11,219)	—	(11,219)
Issue of share capital	18	1,670,878	—	—	—	—	—	—	1,670,896	—	1,670,896
Capital transaction involving the issuance of shares pursuant to business combination (Refer to note 43)	48	6,474,085	—	—	—	—	—	—	6,474,133	—	6,474,133
Preference shares converted into ordinary shares	538	6,179,226	(196)	(6,179,568)	—	—	—	—	—	—	—
Transaction cost (Refer to note 43)	—	(81,339)	—	—	—	—	—	—	(81,339)	—	(81,339)
Contingent dividend	—	—	—	—	—	(2,755)	—	—	(2,755)	—	(2,755)
Change in non controlling interest*	—	—	—	—	—	(76,120)	—	—	(76,120)	76,120	—

Total contribution by owners	606	14,317,733	(196)	(6,179,568)	(54,371)	(70,261)	558,628	(74)	8,572,497	76,120	8,648,617

Balance as at March 31, 2017	633	14,438,936	—	—	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

*
Change in non controlling interest represents shares of a subsidiary issued to the Parent Company; the percentage holding of the Parent is 98.20% as of March 31, 2017 (97.85%—March 31, 2016)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity
for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non controlling Interest	Total Equity
Balance as at April 1, 2017	633	14,438,936	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569
Loss for the year	—	—	—	(3,993,140)	—	—	(3,993,140)	(58,836)	(4,051,976)
Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	(9,879)	(9,879)	—	(9,879)
Remeasurement loss on defined benefit plan	—	—	—	(4,765)	—	—	(4,765)	(95)	(4,860)

Total other comprehensive loss	—	—	—	(4,765)	—	(9,879)	(14,644)	(95)	(14,739)

Total comprehensive loss	—	—	—	(3,997,905)	—	(9,879)	(4,007,784)	(58,931)	(4,066,715)
Share-based payments	—	—	—	2,802	727,118	—	729,920	—	729,920
Transaction with equity shareholders	—	(112,406)	—	—	—	—	(112,406)	—	(112,406)
Exercise of options	5	636,085	24,287	—	(650,860)	(1,177)	8,340	—	8,340
Issuance of warrants	—	—	—	—	23,258	—	23,258	—	23,258
Contingent dividend	—	—	—	2,755	—	—	2,755	—	2,755
Change in non controlling interest*	—	—	—	(6,488)	—	—	(6,488)	6,488	—

Total contribution by owners	5	523,679	24,287	(931)	99,516	(1,177)	645,379	6,488	651,867

Balance as at March 31, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

*
Change in non controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.22% as of March 31, 2018 (98.20% as of March 31, 2017) (refer to Note 6)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows for the year ended March 31, 2018

(Amount in thousands, except per share data and number of shares)

		March 31,
		2016	2017	2018
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Cash flows from operating activities:
Loss before tax		(1,236,787)	(5,895,976)	(3,995,089)	(61,360)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	233,703	275,587	425,600	6,537
Listing and related expenses	44	—	4,069,760	—	—
Contingent dividend	44	—	292	(292)	(4)
Change in fair value of contingent consideration	43	—	—	294,344	4,521
Finance income	15	(94,345)	(134,097)	(83,041)	(1,275)
Finance costs	16	81,591	119,331	125,342	1,925
Unrealized foreign exchange loss/(gain)	16	4,524	4,205	(4,392)	(67)
Loss/(gain) on disposal of property, plant and equipment	10,19	212	(622)	(1,370)	(21)
Change in fair value of warrants		3,167	(230,111)	563,253	8,651
Excess provision written back	10	(36,096)	(43,790)	(42,614)	(654)
Advances/provision written off	10	7,179	12,047	11,703	180
Trade and other receivables provision / written-off	12	106,933	80,193	119,388	1,834
Share of loss of a joint venture	14	11,802	9,441	10,559	162
Share-based payment expense	11	19,370	586,932	729,920	11,211
Working capital changes:
Increase in trade and other receivables		(213,369)	(889,875)	(824,920)	(12,670)
Decrease in inventories		(2,546)	(3,086)	(4,006)	(62)
Increase in trade and other payables		731,366	508,345	1,898,796	29,161
Direct taxes paid (net of refunds)		(76,607)	(58,396)	(105,122)	(1,615)

Net cash used in operating activities		(459,903)	(1,589,820)	(881,941)	(13,546)

Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	—	—	(353,457)	(5,429)
Investment in joint venture	14	(7,800)	(3,000)	—	—
Purchase of property, plant and equipment	19	(68,672)	(65,055)	(223,215)	(3,428)
Proceeds from sale of property, plant and equipment		780	2,975	2,297	35
Purchase/development of intangible assets	20	(239,098)	(408,643)	(353,061)	(5,423)
Investment in term deposits		(3,633,540)	(10,292,660)	(5,262,906)	(80,831)
Proceeds from term deposits		3,465,629	8,374,026	7,404,456	113,722
Interest received	15	7,152	11,829	6,945	107

Net cash from/(used in) investing activities		(475,549)	(2,380,528)	1,221,059	18,753

Cash flows from financing activities:
Issuance of shares pursuant to Business Combination (net of transaction cost)	43	—	3,970,168	—	—
Purchase of own shares	29	—	(11,219)	—	—
Proceeds from issue of share capital		846,283	1,675,773	5,801	89
Acquisition by non controlling interest		130,175	—	—	—
Transaction with equity shareholders		—	—	(112,406)	(1,726)
Proceeds of borrowings	32	726,616	—	1,400,239	21,506
Repayment of borrowings	32	(497,684)	(436,210)	(595,734)	(9,150)
Repayment of vehicle loan	32	(11,487)	(15,480)	(17,804)	(273)
Interest paid on term loan	16	(32,211)	(29,969)	(61,906)	(951)
Interest paid on vehicle loan	16	(2,485)	(3,308)	(4,092)	(63)
Interest paid on bank overdraft	16	(15,186)	(14,143)	(36,916)	(567)

Net cash from financing activities		1,144,021	5,135,612	577,182	8,865

Net decrease in cash and cash equivalents		208,569	1,165,264	916,300	14,072
Effect of exchange differences on cash and cash equivalents		(39,929)	(22,299)	16,144	249
Cash and cash equivalents at the beginning of the year		221,024	389,664	1,532,629	23,539

Closing cash and cash equivalents at the end of the year		389,664	1,532,629	2,465,073	37,860

Components of cash and cash equivalents:
Cash on hand		2,659	1,105	2,511	38
Balances with banks
On current account		263,016	1,230,028	2,218,400	34,072
On deposit accounts		—	—	11,099	171
Cash in transit		—	30,371	23,902	367
Credit card collection in hand		123,989	271,125	209,161	3,212

Total cash and cash equivalents		389,664	1,532,629	2,465,073	37,860

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018

(Amount in INR thousands, except per share data and number of shares)

1. Corporate information

        Yatra Online, Inc. (the "Parent Company") together with its subsidiaries (collectively, "the Company" or the "Group") and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India, the United States and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is domiciled and incorporated in Cayman Island; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. Information on the Group structure is provided in Note 6.

        On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation ("Terrapin" or "TRTL"). Terrapin was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 (USD 212,750) in its IPO in July, 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently TRTL parent merged with and into the Parent Company. Refer to Note 43.

        On July 20, 2017, the Company, through its subsidiary, Yatra Online Private Limited ("Yatra India") agreed to acquire all of the outstanding shares of Air Travel Bureau Limited ("ATB") pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, ATB and the sellers party thereto (the "Share Purchase Agreement"). Pursuant to the terms of the Share Purchase Agreement, the Company has agreed to acquire a majority of the outstanding shares of ATB (the "First Closing") in exchange for an upfront payment of INR 509,999 (the "Upfront Payment") and the balance of the outstanding shares of ATB (the "Second Closing") will be acquired in exchange for the final payment to be made in third quarter of 2018 calendar year (the "Final Payment"). Refer to Note 43.

2. Significant accounting policies

2.1   Basis of preparation

        The consolidated financial statements for March 31, 2018 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

        The consolidated financial statements of the Company for the year ended March 31, 2018 were authorized for issuance by the Group's board of directors on June 11, 2018.

        The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss and other comprehensive loss.

        Certain reclassifications have been made in the consolidated financial statements of prior periods to conform to the classification used in the current period. The impact of such reclassifications on the consolidated financial statements is not material.

        During the current year, the Company has separately presented listing and related expenses, which were shown as 'exceptional item' in the previous year statement of profit and loss and other comprehensive loss. In line with this, the Company has also removed sub-total 'Loss before exceptional

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

items and income taxes', which was presented in the previous year statement of profit and loss and other comprehensive loss. Additionally, 'Change in fair value of warrants' has been separately presented on the face of statement of profit or loss and other comprehensive loss, as against part of finance income/cost in the previous period. The management believes that these changes will help users toward better understanding the financial performance of the company.

2.2   New standards, interpretations and amendments adopted by the Group

IAS 7 Statement of Cash Flows: Disclosure Initiative

        The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods.

IFRS 2 Share-based Payment

        In June 2016, IASB issued the amendments to IFRS 2 Share-based Payments, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the 'fair values', but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest.

        Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification.

        Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has early adopted the amendment with effect from April 1, 2017 and the impact of the same has been taken in the consolidated financial statements.

2.3   Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries as disclosed in Note 6.

        A subsidiary is an entity controlled by the Group. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

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

        Non controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Non controlling interests consist of the amount of those interests at the date of the business combination and the non controlling interests' share of changes in equity since that date.

        Profit or loss and each component of other comprehensive income/ loss (OCI) are attributed to the equity holders of the parent of the Group and to the non controlling interests, even if this results in the non controlling interests having a deficit balance.

        A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

2.4   Foreign currencies

        The Group's presentation currency is Indian national rupee (INR). The Parent Company's functional currency is United States dollar (USD). The Company's operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR.

Group companies

        On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2018, March 31, 2017 and March 31, 2016, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss and other comprehensive loss.

        Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Transactions and balances

        Transactions in foreign currencies are initially recorded by the Group's entities at their respective functional currency spot rates at the date the transactions first qualify for recognition.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss and other comprehensive loss.

Convenience translation

        The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2018, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018 and consolidated statement of cash flows for year ended March 31, 2018 were converted into USD at the exchange rate of 65.11 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS.

2.5   Summary of significant accounting policies

Joint ventures

        The Group's investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in the joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the joint venture since the acquisition date. The statement of profit or loss and other comprehensive loss reflects the Group's share of the results of operations of the joint venture. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

        The financial statements of the joint venture are prepared for the same reporting period as the Group.

        At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as 'Share of loss of a joint venture' in the statement of profit or loss and other comprehensive loss.

Business combinations and goodwill

        Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition-related costs are expensed as incurred in statement of profit or loss and other comprehensive loss.

        When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for Non controlling Interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of profit or loss and other comprehensive loss.

        After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's Cash Generating Units (CGUs) (refer to Note 20) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

        Business combinations which do not fall under the scope as defined under IFRS 3, are accounted in accordance with relevant IFRS as issued by the IASB and other relevant pronouncements.

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

        The Group provides travel products and services to leisure, corporate travelers (B2E—Business to Enterprise) and B2B2C (Business to Business to Consumer) agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of departure for outbound tours and packages and on completion of tour for inbound tours.

Air Ticketing

        Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

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

        Revenue is allocated between the loyalty program and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the program or when it is no longer probable that the points under the program will be redeemed.

        The Group receives upfront fee from Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

Government grants

        Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions have been complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

        The Group has assessed and determined to present grants as other income in the statement of profit or loss and other comprehensive loss.

Marketing and sales promotion expenses

        Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the Group's products and services. Such costs are the amounts paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

        Additionally, the Group also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

Finance income and expenses

        Finance income comprises interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in the statement of profit or loss and other comprehensive loss, using the effective interest rate method (EIR).

        Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, and impairment losses recognized on financial assets. Interest expense is recognized in the statement of profit or loss and other comprehensive loss using EIR.

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

        Deferred tax relating to items recognized outside consolidated statement of profit or loss and other comprehensive loss is recognized, deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority.

Minimum Alternative Tax

        Minimum Alternative Tax ('MAT') expense under the provisions of the Indian Income-tax Act, 1961 is recognized as an asset in the statement of financial position when it is probable that future economic benefit associated with it in the form of adjustment of future income tax liability, will flow to the Company and the asset can be measured reliably. MAT credit entitlement is set off to the extent allowed in the year in which the Company becomes liable to pay income taxes at the enacted tax rates. MAT credit entitlement is reviewed on every period end and is written down to reflect the amount that is reasonably certain to be set off in future years against the future income tax liability. MAT credit entitlement is included as part of deferred tax asset.

Property, plant and equipment

        Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized in the statement of profit or loss and other comprehensive loss as incurred.

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

        Depreciation is calculated on straight line basis using the rates arrived at based on the estimated useful lives of the assets as follows:

Computer and peripherals	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Vehicles	Term of loan/lease or useful life (5 - 7 years as applicable) whichever is shorter.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

        Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognized in the statement of profit or loss and other comprehensive loss in the period in which the expenditure is incurred.

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

        Intangible assets with finite life are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Intangible assets are amortized as below:

Agent / Supplier relationships	2.5 - 10 years
Non-compete agreements	3.5 - 6.5 years
Trademarks	10 - 20 years
Intellectual property rights	3 years
Computer software and websites	3 to 10 years or license period, whichever is shorter
Customer relationships	15 years

Leases

Group as a lessee

        A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership by the Group is classified as a finance lease.

        Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss and other comprehensive loss.

        A leased asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

        An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss and other comprehensive loss on a straight-line basis over the lease term.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

Subsequent measurement

Financial assets measured at amortized cost

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of profit or loss and other comprehensive loss. The losses arising from impairment are recognized in the statement of profit or loss and other comprehensive loss

        This category applies to trade and other receivables, term deposits, security deposits and employee loans. For more info on receivables, refer to Note 26.

Impairment of financial assets

        The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events has occurred since the initial recognition of the asset (an incurred 'loss event'), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

        The amount of any impairment loss identified is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original EIR.

        The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of profit or loss and other comprehensive loss. Interest income (recorded as finance income in the statement of profit or loss and other comprehensive loss) continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent year, the amount of the

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the statement of profit or loss and other comprehensive loss.

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

        The Group's financial liabilities include trade and other payables, interest-bearing borrowings including bank overdrafts and share warrants.

Subsequent measurement

        The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

        Financial liabilities at fair value through profit or loss include share warrants for which gain or loss is routed through profit or loss. For more details on share warrants, refer to Note 32.

Loans and borrowing

        After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in the statement of profit or loss and other comprehensive loss. This category applies to interest-bearing borrowings, trade and other payables.

Treasury shares

        Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium. Share options exercised during the reporting period are satisfied with treasury shares.

Cash and cash equivalents

        Cash and short-term deposits in the statement of financial position comprise cash at banks, payment gateways and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group's cash management.

Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined on FIFO (First in First out) basis and net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories include tickets for amusement parks.

Impairment of non financial assets

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

        An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Fair value less costs to sell is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, less the costs of disposal. Impairment losses, if any, are recognized in the statement of profit or loss and other comprehensive loss as a component of depreciation and amortization expense.

        An impairment loss in respect of goodwill is not reversed. Other impairment losses are only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognized.

Compound instruments

        Compound financial instruments issued by the group comprise of non-redeemable convertible preference share that can be converted to equity shares at the option of the holder.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        The Group classifies financial instrument as equity if the instrument includes no contractual obligation to deliver cash or other financial asset to the holder and will be settled in fixed numbers of the Parent Company's own equity instruments.

Provisions and contingencies

        Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, that is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the statement of profit or loss and other comprehensive loss.

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

        Under the defined benefit retirement plan, the Group provides obligation in the form of Gratuity under the Indian Payment of Gratuity Act 1972. Under the plan, a lump sum payment is made to eligible employees at retirement or termination of employment based on respective employee's salary and years of service with the Group.

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

        All expenses excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in the statement of profit or loss and other comprehensive loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit or loss in subsequent years. The Group's contribution's to defined contribution plans are recognized in statement of profit or loss and other comprehensive loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        The employees of the Group are entitled to compensated absences. The employees can carry forward up to the specified portion of the unutilized accumulated compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Group records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Group measures the expected cost of compensated absences as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Group recognizes accumulated compensated absences based on actuarial valuation. Non-accumulating compensated absences are recognized in the period in which the absences occur. Any actuarial gains or losses are recognized in the statement of profit or loss and other comprehensive loss in the period in which they arise.

Share-based payments / Restricted stock units (RSU's)

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

        That cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss and other comprehensive loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

        Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest.

        No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

Earnings (loss) per share

        The Group's Earnings (Loss) per Share ('EPS') is determined based on the net profit attributable to the shareholders' of the parent company. Basic EPS is computed using the weighted average number of shares outstanding during the year.

        Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year including convertible preference shares, share options and warrants (using the treasury stock method for options and warrants), except where the result would be anti-dilutive.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        If the number of ordinary or potential ordinary shares outstanding increase as a result of a capitalization, bonus issue or share split, or decrease as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented is adjusted respectively, further details of which are given in Note 18

Listing and related expenses

        Listing and related expenses refer to items of expense within the statement of profit or loss and other comprehensive loss which have been incurred in order to acquire listing status as well as raise additional capital through the issuance of shares of its capital stock, which are non-recurring and are of such size, similar nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group, further details of which are given in Note 44.

3. Standards and interpretations issued but not effective

        The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group's financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

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

IFRS 15 Revenue from Contracts with Customers

        In May 2014, IASB issued IFRS 15 Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers.

        The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

3. Standards and interpretations issued but not effective (Continued)

        Effective April 1, 2018, the Company will adopt the new revenue recognition standard, IFRS 15—Revenue from Contracts with Customers ("IFRS 15"). The Company will adopt the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 and 2017 will not be retrospectively adjusted.

        The Company is still evaluating the impact of the new accounting standard, including the accounting for certain marketing and sales promotion expenses, which is not likely to have a material impact on the consolidated financial statements of the Company except for reclassification effects within the consolidated statement of profit or loss and other comprehensive loss from marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and select loyalty programs cost as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. As the interpretation of the new rules continue to evolve, the Company will continue to monitor the developments and evaluate the impact of such rules on consolidated financial statements of the Company.

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

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

        In December 2016, IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on its consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

        In June 2017, IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

3. Standards and interpretations issued but not effective (Continued)

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

        The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on its consolidated financial statements.

4. Significant accounting judgments, estimates and assumptions

        The preparation of the Group's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities in future periods.

4.1
Significant judgments in applying the Group's accounting policies

        In the process of applying the Group's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of functional currency

        Each entity in the Group determines its own functional currency (the currency of the primary economic environment in which the entity operates) and items included in the financial statements of each entity are measured using that functional currency. IAS 21, The Effects of Changes in Foreign Exchange Rates prescribes the factors to be considered for the purpose of determination of functional currency. However, in respect of parent company and certain intermediary foreign operations of the Group, the determination of functional currency might not be very obvious due to mixed indicators like the source of financing, the functional currency of the shareholders, the currency in which the borrowings have been raised and the extent of autonomy enjoyed by the foreign operation. In such cases management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4.2
Significant accounting estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

4. Significant accounting judgments, estimates and assumptions (Continued)

a)
Impairment reviews

        An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management's expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgment is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

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

c)
Loyalty programs

        The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty program is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the program or when it is no longer probable that the points under the program will be redeemed. Also refer to Note 35.

d)
Taxes

        Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, future tax planning strategies and recent business performances and developments. The Group has not recognized deferred tax asset on unused tax losses and temporary differences in most of the subsidiaries of the Group. Also refer to Note 25.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

4. Significant accounting judgments, estimates and assumptions (Continued)

e)
Defined benefit plans

        The costs of post retirement benefit obligation under the Gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increase, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Also refer to Note 34 for assumptions and sensitivities.

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

        The following summary describes the operations in each of the Group's reportable segments:

  1.
  Air Ticketing:    Through internet and mobile based platform and call-centers , the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.

  2.
  Hotels and Packages:    Through an internet and mobile based platform, call-centers and branch offices, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed tour and package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.

  3.
  Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of coupons and vouchers, income from sale of rail and bus tickets and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

5. Segment information (Continued)

Information about Reportable Segments:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31,			March 31,			March 31,			March 31,
Particulars	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenue	2,876,688	3,656,976	5,012,931	5,225,136	5,326,414	6,628,236	243,410	373,423	607,346	8,345,234	9,356,813	12,248,513
Service cost	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)

Segment results	2,876,688	3,656,976	5,012,931	1,060,784	1,146,928	1,697,479	243,410	373,423	607,346	4,180,882	5,177,327	7,317,756
Other income										26,662	25,282	90,001
Unallocated expenses										(5,178,758)	(6,790,437)	(10,342,290)

Operating loss (before depreciation and amortization)										(971,214)	(1,587,828)	(2,934,533)
Finance cost										(111,973)	(149,863)	(153,056)
Depreciation and amortization										(233,703)	(275,587)	(425,600)
Finance income										95,072	139,158	91,912
Share of loss of joint venture										(11,802)	(9,441)	(10,559)
Change in fair value of warrants										(3,167)	230,111	(563,253)
Listing and related expenses (refer note 44)										—	(4,242,526)	—

Loss before taxes										(1,236,787)	(5,895,976)	(3,995,089)
Tax expense										(6,515)	(40,987)	(56,887)

Loss for the year										(1,243,302)	(5,936,963)	(4,051,976)

        Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Geographical information:

        Given that Company's products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

        Non-current assets are disclosed based on respective physical location of the assets:

	Non-current Assets*
	March 31, 2017	March 31, 2018
India	1,734,022	2,454,884
Others	16,728	12,073

Total	1,750,750	2,466,957

*
Non-current assets presented above represent property, plant and equipment and intangible assets and goodwill.

Major customers:

        Considering the nature of business, customers primarily include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group's revenues.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

6. Group information

        The consolidated financial statements of the Group include:

Information about group subsidiaries

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2017		March 31, 2018
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	****	100	****
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
ACD Tours and Travel SDN. BHD. (Malaysia)*	Travel & Travel related services	Malaysia	—		—
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Private Limited	Travel & Travel related services	India	98.20	**	98.22	***
Yatra Corporate Hotel Solutions P. Ltd. (formerly known as Intech Hotel Solutions P. Ltd.)	Travel & Travel related services	India	98.20	**	98.22	***
TSI Yatra Private Limited (formerly known as TSI—Travel Services International P. Ltd.)	Travel & Travel related services	India	98.20	**	98.22	***
Yatra TG Stays Private Limited (formerly known as D.V. Travels Guru Private Limited)	Travel & Travel related services	India	98.20	**	98.22	***
Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution P. Ltd.)	Travel & Travel related services	India	98.20	**	98.22	***
Air Travel Bureau Limited	Travel & Travel related services	India	—		100	*****

*
ACD Tours and Travel SDN. BHD. (Malaysia) incorporated as a subsidiary of Asia Consolidated DMC Pte. Ltd., was liquidated during the financial year 2016-17.

**
Remaining shares of 1.80% are held by minority shareholders as at March 31, 2017

***
Remaining shares of 1.78% are held by minority shareholders as at March 31, 2018

****
Includes 31.74% Class F shares owned by Terrapin 3's founder stockholders having no voting right. Terrapin 3's founder stockholders also own Class F shares in the Company having no economic value and have an exchange right to acquire ordinary shares of the Company.

*****
During the financial year ending March 31, 2018, the company had acquired 51% shareholding in ATB on July 31, 2017, with the obligation to acquire the remaining 49% shareholding pursuant to the terms of Share Purchase Agreement (SPA). Refer to Note 43.

Joint Venture

        The group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2017: 50%). For more detail, refer to Note 14.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement

        Set out below is a comparison by class of the carrying amounts and fair value of the Group's financial instruments that are carried in the financial statements.

Fair values

        The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31,		As at March 31,
	2017	2018	2017	2018
Financial assets
Assets carried at amortized cost
Trade and other receivables	1,970,375	4,008,871	1,970,375	4,008,871
Cash and cash equivalents	1,532,629	3,065,072	1,532,629	3,065,072
Term deposits	3,027,861	412,144	3,027,861	412,144
Other financial assets	120,057	117,954	120,057	117,954

Total	6,650,921	7,604,041	6,650,921	7,604,041

Financial liabilities
Liabilities carried at fair value
Share warrants	1,337,418	1,914,604	1,337,418	1,914,604
Contingent dividend	2,913	—	2,913	—
Liability for acquisition of business	—	904,727	—	904,727

Total	1,340,331	1,914,604	1,340,331	1,914,604

Liabilities carried at amortized cost
Trade and other payables	3,148,544	5,049,630	3,148,544	5,049,630
Borrowings	44,877	859,476	44,877	859,476
Other liabilities	245,978	537,023	245,978	537,023

Total	3,439,399	6,446,129	3,439,399	6,446,129

Fair value hierarchy

        The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

	March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	3,027,861	—	3,027,861
Other financial assets	—	120,057	—	120,057

Total assets	—	3,147,918	—	3,147,918

Liabilities carried at fair value
Warrants	1,335,189	—	2,229	1,337,418
Contingent dividend	—	—	2,913	2,913
Liabilities carried at amortized cost
Borrowings	—	44,877	—	44,877

Total Liabilities	1,335,189	44,877	5,142	1,385,208

	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	412,144	—	412,144
Other financial assets	—	117,954	—	117,954

Total assets	—	530,098	—	530,098

Liabilities carried at fair value
Warrants	1,914,520	—	84	1,914,604
Liability for business acquisition	—	—	904,727	904,727
Liabilities carried at amortized cost
Borrowings	—	859,476	—	859,476

Total Liabilities	1,914,520	859,476	904,811	3,678,807

        There were no transfers between Level 1, Level 2 and Level 3 during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

Valuation Techniques and significant unobservable inputs

        The following tables show the valuation techniques used in measuring fair values at March 31, 2018 and March 31, 2017 as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
A. Financial Instruments measured at fair value:
Warrants	Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.	Expected term: 2.66 years (PY: 3.16 years) Risk free rate: 2.26% (PY: 1.56%)	The estimated fair value would increase (decrease) if : • the expected term were higher (lower) • the risk free rate were higher (lower)
Quoted warrants	Fair market value	—	—
Contingent dividend	Fair value—simulation model	Discounting period: Nil (PY: 1.13 to 1.62 years) Risk free rate: Nil (PY: 2.81%)	The estimated fair value would increase (decrease) if : • the expected discounting period were higher (lower) • the risk free rate were higher (lower)
Liability for business acquisition (refer to Note 43)	Actual as per the terms of share purchase agreement	Adjusted earning of acquired entity	—
B. Financial Instruments for which fair value is disclosed:
Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	—
Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	—
Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	—

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

        Below is reconciliation of fair value measurements categorized within Level 1 & Level 3 of the fair value hierarchy

	April 1, 2016	Acquired liability (refer to Note 43)	Charge to profit or loss	Charged to equity	Converted to equity	Effects of movements in foreign exchange rates	March 31, 2017	Business acquisition (refer to Note 43)	Charge to profit or loss	Charged to equity	Effects of movements in foreign exchange rates	March 31, 2018
Silicon Valley Bank—Convertible Preference shares—Series D	2,087	—	2,006	—	(4,093)	—	—	—	—	—	—	—
Silicon Valley Bank—Convertible Preference shares—Series E	1,591	—	1,557	—	(3,148)	—	—	—	—	—	—	—
Macquarie Corporate Holdings Pty Limited—Ordinary Warrants	3,319	—	(1,463)	—	—	373	2,229	—	(2,137)	—	(8)	84
Quoted Warrants	—	1,631,672	(232,211)	—	—	(64,273)	1,335,188	—	565,390	—	13,942	1,914,520
Contingent dividend	—	—	292	2,755	—	(134)	2,913	—	(279)	(2,755)	121	—
Liability for business acquisition (refer to Note 43)	—	—	—	—	—	—	—	610,383	294,344			904,727

Total	6,997	1,631,672	(229,819)	2,755	(7,241)	(64,034)	1,340,330	610,383	857,318	(2,755)	14,055	2,819,331

8. Revenue from rendering of services

	March 31,
	2016	2017	2018
Air Ticketing	2,876,688	3,656,976	5,012,931
Hotels and Packages	5,225,136	5,326,414	6,628,236
Other Services	28,886	52,896	105,249

Total	8,130,710	9,036,286	11,746,416

9. Other revenue

	March 31,
	2016	2017	2018
Marketing revenue	214,524	320,527	502,097

Total	214,524	320,527	502,097

        Primarily comprising advertising revenue and fees for facilitating website access to a travel insurance company.

10. Other income

	March 31,
	2016	2017	2018
Liabilities written back	21,879	20,716	15,441
Government grant	—	—	69,573
Gain on sale of property, plant and equipment (net)	—	622	1,369
Miscellaneous income	4,783	3,944	3,618

Total	26,662	25,282	90,001

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

10. Other income (Continued)

        Government grant represent the Company's entitlement to receive duty credit script as grant under Service Exports from India Scheme (SEIS) from government of India on achievement of certain conditions as notified under the scheme, such scrips can be utilized against the payment of custom duty at the time of import of goods or services to India.

        Liabilities written back represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

11. Personnel expenses

	March 31,
	2016	2017	2018
Salaries, wages and other short term employee benefits	1,382,863	1,392,666	1,981,076
Contributions to defined contribution plans	71,348	77,822	104,958
Expenses related to defined benefit plans	10,494	14,716	26,589
Share based compensation costs	19,370	586,932	729,920
Employee welfare expenses	39,980	43,172	60,297

Total	1,524,055	2,115,308	2,902,840

12. Other operating expenses

	March 31,
	2016	2017	2018
Commission	558,109	746,959	894,504
Communication	64,133	65,774	71,825
Legal and professional fees	208,818	203,449	308,625
Outsourcing fees	23,614	33,888	40,242
Payment gateway and other charges	483,039	535,058	743,018
Advances written-off (refer to Note 21)	7,179	12,047	11,703
Trade and other receivables written-off (refer to Note 26)	106,933	80,193	119,388
Duties and taxes	9,242	12,963	95,413
Rent	142,350	148,738	178,650
Repairs and maintenance	203,160	227,678	300,889
Travelling and conveyance	117,863	112,216	138,242
Insurance	1,673	12,067	39,117
Remeasurement of contingent consideration (refer to Note 43)	—	—	294,344
Corporate social responsibility (CSR) expense	—	—	10,245
Miscellaneous expenses	41,049	26,857	37,825

Total	1,967,162	2,217,887	3,284,030

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

13. Depreciation and amortization

	March 31,
	2016	2017	2018
Depreciation	51,374	64,894	104,550
Amortization	182,329	210,693	321,050

Total	233,703	275,587	425,600

14. Investment in joint venture

        The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

        Group contributed on March 31, 2018: Nil (March 31, 2017: 3,000 and March 31, 2016: INR 7,800) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder's meetings.

        Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2017	2018
Current assets, including cash and cash equivalents INR 4,614 (March 31, 2017: INR 1,134)	2,406	6,686
Non-current assets	294	314
Current liabilities	(16,650)	(41,973)
Non-current liabilities	(130)	(227)

Equity	(14,080)	(35,200)

Group's carrying amount of the investment	(7,040)	(17,600)

Transferred to other liabilities (refer to Note 38)	7,040	17,600

Net carrying amount of investment	—	—

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture (Continued)

Summarized statement of profit or loss of ANN:

	March 31,
	2016	2017	2018
Revenue	1,870	5,491	12,181
Administrative expenses, including depreciation INR 173 (March 31, 2017: INR 3,401 and March 31, 2016: INR 6,162)	(25,464)	(24,359)	(33,215)
Finance cost	(11)	(13)	(84)

Loss before tax	(23,605)	(18,881)	(21,118)
Income tax expense	—	—	—

Loss for the year	(23,605)	(18,881)	(21,118)

Group's share of loss for the year	(11,802)	(9,441)	(10,559)

        The joint venture had no other contingent liabilities or capital commitments as at March 31, 2018 and March 31, 2017. ANN can't distribute its profits without the consent from the two venture partners.

15. Finance income

	March 31,
	2016	2017	2018
Interest income on :
—Bank deposits	89,131	125,697	74,197
—Others	727	5,061	8,870
Unwinding of discount on other financial assets	5,214	8,400	8,845

Total	95,072	139,158	91,912

16. Finance cost

	March 31,
	2016	2017	2018
Bank charges	15,653	16,007	22,334
Foreign exchange loss (net)	14,729	14,525	8,154
Interest on borrowings	58,765	77,421	122,568
Unwinding of discount on other financial liability	22,826	41,910	—

Total	111,973	149,863	153,056

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

17. Income taxes

        Loss for the year before income taxes are as follows:

	March 31,
	2016	2017	2018
Domestic	(100,699)	(4,711,481)	(1,481,129)
Foreign operations	(1,136,088)	(1,184,495)	(2,513,960)

Total	(1,236,787)	(5,895,976)	(3,995,089)

        The major components of income tax expense for the years ended 31 March, 2018, 2017 and 2016 are:

	March 31,
	2016	2017	2018
Current Period	2,151	30,822	74,583
Current income tax expenses	2,151	30,822	74,583
Origination and reversal of temporary differences	8,769	10,165	(17,696)
Current year losses for which deferred tax is recognized	(4,405)	—	—
Deferred tax (benefit)/ expense	4,364	10,165	(17,696)

Total income tax expenses as reported in statement of profit or loss	6,515	40,987	56,887

        Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2016	2017	2018
Loss for the year	(1,243,302)	(5,936,963)	(4,051,976)
Income tax expense	6,515	40,987	56,887

Loss before income taxes	(1,236,787)	(5,895,976)	(3,995,089)

Expected tax expense at statutory income tax rate	(353,298)	(344,626)	(769,353)
Non deductible expenses	4,301	(316)	107,496
Utilization of previously unrecognized tax losses	(5,337)	(12,766)	(5,342)
Current year losses for which no deferred tax asset was recognized	355,417	338,682	887,997
Change in unrecognized temporary differences	5,108	61,132	(177,244)
Effect of change in tax rate	—	(4,120)	12,507
Others	324	3,001	826

	6,515	40,987	56,887

        The domicile of the Parent Company is Cayman Islands. The Group's two major tax jurisdictions are India and Singapore with tax rates ranging between 25.75% to 34.61% (March 31, 2017: 30.9% to 34.61%) in India and 17% (March 31, 2017: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

18. Loss per share

        Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

        Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The impact of the dilutive potential ordinary shares is anti-dilutive for the year presented.

        The following reflects the income and share data used in the basic and diluted loss per share computations:

	March 31,
	2016*	2017	2018
Loss attributable to ordinary shareholders	(1,218,824)	(5,901,483)	(3,993,140)
Weighted average number of ordinary shares outstanding used in computing basic/diluted loss per share	20,976,502	24,807,122	34,301,152
Basic loss per share	(58.10)	(237.89)	(116.41)
Diluted loss per share	(58.10)	(237.89)	(116.41)

*
Includes ordinary equity shares and preference shares that have been issued upon the conversion of a mandatorily convertible preference shares (Series A to F) are included in the calculation of weighted average basic earnings per share.

        Refer to Note 29 for the detailed movement in share capital during the financial year.

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

        At March 31, 2018, 993,737 ordinary shares (March 31, 2017: 555,941 and March 31, 2016: 342,917), issuable against employee share options and restricted employee share options, 742,402 ordinary shares (March 31, 2017: 742,402 and March 31, 2016: 716,721) issuable against conversion right with subsidiary's ordinary shares and 746 ordinary shares (March 31, 2017: 791 and March 31, 2016: 286), issuable against equity instruments, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
At March 31, 2016	43,068	267,673	13,808	88,118	39,373	452,040
Additions	2,344	49,058	691	28,331	2,979	83,403
Disposals/adjustment	(853)	(59,921)	(2,759)	(9,355)	(12,911)	(85,799)
Effects of movements in foreign exchange rates	(99)	(104)	(20)	(2,031)	(32)	(2,286)

At March 31, 2017	44,460	256,706	11,720	105,063	29,409	447,358

Acquisitions through business combinations (refer to Note 43)	30,149	7,238	4,817	5,919	7,890	56,013
Additions	—	106,805	678	34,698	5,890	148,071
Disposals/adjustment	(9,645)	(3,198)	(41)	(10,270)	(812)	(23,966)
Effects of movements in foreign exchange rates	137	692	38	2,531	45	3,443

At March 31, 2018	65,101	368,243	17,212	137,941	42,422	630,919

Depreciation
At March 31, 2016	33,105	212,321	10,513	41,150	28,388	325,477
Charge for the year	4,825	36,812	1,519	17,401	4,337	64,894
Disposals/adjustment	(726)	(59,695)	(2,536)	(7,748)	(12,719)	(83,424)
Effects of movements in foreign exchange rates	(80)	(64)	(14)	(1,067)	(10)	(1,235)

At March 31, 2017	37,124	189,374	9,482	49,736	19,996	305,712

Charge for the year	11,447	63,351	1,519	22,221	6,012	104,550
Disposals/adjustment	(9,645)	(3,055)	(41)	(9,396)	(752)	(22,889)
Effects of movements in foreign exchange rates	117	56	21	1,639	19	1,852

At March 31, 2018	39,043	249,726	10,981	64,200	25,275	389,225

At March 31, 2017	7,336	67,332	2,238	55,327	9,413	141,646

At March 31, 2018	26,058	118,517	6,231	73,741	17,147	241,694

        The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR 105,669 (March 31, 2017: INR 63,701) are pledged.

        The carrying value of vehicles held under finance leases have a Gross book value INR 37,222 (March 31, 2017: INR 34,692), depreciation charge for the year INR 5,319 (March 31, 2017: INR 4,956), Accumulated depreciation INR 26,037 (March 31, 2017: INR 19,310), net book value INR 11,186 (March 31, 2017: INR 15,382). Leased assets are pledged as security for the related finance lease.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment (Continued)

        The carrying value of vehicles held under vehicle loan have a gross book value of INR 92,515 (March 31, 2017: INR 59,715), depreciation charge for the year of INR 15,276 (March 31, 2017: INR 10,130), accumulated depreciation of INR 31,651 (March 31, 2017: INR 19,770), net book value of INR 60,899 (March 31, 2017: INR 39,945). Vehicles are pledged as security against the related vehicle loan.

        In the statement of cash flows, proceeds from vehicle loan of INR 25,406 (March 31, 2017: INR 18,312, March 31, 2016: INR 14,637) has been adjusted against purchase of property, plant and equipment.

        The Company has written off fully depreciated assets from the books of accounts having gross value INR 1,875 (March 2017: INR 73,594).

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development	Total
At March 31, 2016	702,935	52,175	222,169	—	3,200	271,329	653,666	145,395	2,050,869
Additions	382,492	5,000	—	—	—	—	—	391,687	779,179
Disposals/adjustment	—	—	—	—	—	—	—	(370,455)	(370,455)
Effects of movements in foreign exchange rates	(181)	(1,155)	—	—	—	—	—	—	(1,336)

At March 31, 2017	1,085,246	56,020	222,169	—	3,200	271,329	653,666	166,627	2,458,257

Acquisitions through business combinations (refer to Note 43)	898	—	—	134,682	16,861	—	307,520	—	459,961
Additions	532,290	—	—	—	—	—	—	475,119	1,007,409
Disposals/adjustment	—	—	—	—	—	—	—	(529,618)	(529,618)
Effects of movements in foreign exchange rates	(462)	278	—	—	—	—	—	—	(184)

At March 31, 2018	1,617,972	56,298	222,169	134,682	20,061	271,329	961,186	112,128	3,395,825

Amortization
At March 31, 2016	423,962	44,150	115,314	—	2,707	53,631	—	—	639,764
Charge for the year	172,336	6,831	17,097	—	492	13,937	—	—	210,693
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	(91)	(1,213)	(1)	—	1	1	—	—	(1,303)

At March 31, 2017	596,207	49,768	132,410	—	3,200	67,569	—	—	849,154

Charge for the year	279,564	1,401	17,097	5,986	3,066	13,936	—	—	321,050
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	79	277	—	—	—	2	—	—	358

At March 31, 2018	875,850	51,446	149,507	5,986	6,266	81,507	—	—	1,170,562

At March 31, 2017	489,039	6,252	89,759	—	—	203,760	653,666	166,627	1,609,103

At March 31, 2018	742,122	4,852	72,662	128,696	13,795	189,822	961,186	112,128	2,225,263

        The Group has taken bank guarantee facility against which Computer software and websites and intellectual property rights of a subsidiary of the Group amounting to INR 667,882 (March 31, 2017: INR 402,536) are pledged.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill (Continued)

        The Company has written off fully depreciated assets from the books of accounts having gross value Nil (March 2017: Nil).

Impairment reviews

        Goodwill acquired through business combinations having indefinite lives are allocated to the CGUs. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than the Group's operating segment. Carrying amount of goodwill has been allocated to the respective acquired subsidiaries level as follows:

	March 31,
	2017	2018
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited	549,996	549,996
Air Travel Bureau Limited (refer to Note 43)	—	307,520

Total	653,666	961,186

        The recoverable amount of all CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year's financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in value in use calculations:

	March 31,
	2017	2018
Discount rate	18%	18%
Terminal Value growth rate	5% - 7.5%	5%
EBITDA margin over next 5 years	6.5% - 38%	10.7% - 56.4%

        The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Sensitivity change in assumptions

        Based on the above, no impairment was identified as of March 31, 2018 and March 31, 2017 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation's sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

21. Prepayments and other assets

	March 31,
	2017	2018
Current
Advance to vendors (net of allowance)	637,991	854,942
Advance to joint venture (refer to note 42)	86	7,759
Balance with tax authorities	19,600	36,222
Prepaid expenses	84,885	70,971
Due from employees	1,926	7,928

Total	744,490	977,822

Non-current
Prepaid expenses	4,935	3,403
Defined benefit plan asset (refer to note 34)	—	7,835

	4,935	11,238

        Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

        The movement in the allowance for doubtful advances:

	March 31,
	2017	2018
Balance at the beginning of the year	—	12,047
Provisions accrued during the year	12,047	11,703
Amount written off during the year	—	(11,582)

Balance at the end of the year	12,047	12,168

22. Other financial assets, non-current

	March 31,
	2017	2018
Security deposits	53,860	61,848
Interest accrued on term deposits	631	411

Total	54,491	62,259

        Security deposit represents fair value of amount paid to landlord for the lease premises. As on March 31, 2018, remaining tenure for security deposits ranges from 1 to 6 years.

        In the statement of cash flows, interest reinvested on term deposits INR 251 (March 31, 2017: 2,229) has been adjusted against interest received under investing activities.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

23. Term deposits

	March 31,
	2017	2018
Fixed deposits with banks	3,027,861	1012,144

Total	3,027,861	1012,144

Non-current	27,686	6,187
Current	3,000,175	1005,957

Total	3,027,861	1012,144

        Term deposits as on March 31, 2018, include INR 831,660 (March 31, 2017: INR 1,025,540) pledged with banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facility (Refer to Note 32). Tenure for term deposits range from 90 days to 2 years.

24. Other non financial assets, non-current

	March 31,
	2017	2018
Fair value adjustment—financial assets	11,818	13,168
Restricted asset	70,586	103,771

Total	82,404	116,939

        Fair value adjustment—financial assets represents unamortised portion of the difference between the fair value of the financial assets (security deposit) on initial recognition and the amount paid.

        Restricted asset include INR 69,063 (March 31, 2017: 37,117) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, INR 8,468 (March 31, 2017: 8,468) in respect of refund claim application with the service tax authorities, INR 25,000 (March 31, 2017: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. The service tax amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

25. Deferred Tax

Unrecognized Deferred Tax Assets

        Deferred tax assets have not been recognized in respect of the following items :

	As at March 31,
	2017	2018
Deductible temporary differences	100,688	178,275
Tax loss carry forward and unabsorbed depreciation	1,599,747	1,929,178

Total	1,700,435	2,107,453

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax (Continued)

        In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 573,762 (March 31, 2017: 329,462) and tax losses of INR 6,159,435 (March 31, 2017: 4,265,167) and unabsorbed depreciation of INR 1,759,363 (March 31, 2017: 912,006), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2025 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognised Deferred Tax Assets and Liabilities

        Deferred tax assets are attributable to the following—

	For the Year Ended March 31,
	2017	2018
Property, plant and equipment and intangible assets	6,001	18,438
Trade and other receivables	17,994	36,990
Rent equalisation reserve	372	1,021
Employee benefits	4,540	12,614
Minimum alternate tax recoverable	4,863	5,027
Provision for expenses	—	26,642

Deferred tax asset	33,770	100,732

OCI gratuity	2,104	1,917

Total deferred tax asset (A)	35,874	102,649

Deferred tax liabilities are attributable to the following—
Property, plant and equipment & intangible assets	—	(44,460)

Total deferred tax liability (B)	—	(44,460)

Net deferred tax asset (A–B)	35,874	58,189

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax (Continued)

	Balance as on March 31, 2017	Acquired through business combination (refer to Note 43)	Recognised in profit or loss	Recognised in other comprehensive income	Unused/ utilized tax credit	Balance as on March, 31 2018
Property, plant and equipment and intangible assets	6,001	(37,319)	5,295	—	—	(26,022)
Trade and other receivables	17,994	26,024	(7,028)	—	—	36,990
Rent equalization reserve	372	316	333	—	—	1,021
Employee benefits	4,540	15,620	(7,546)	—	—	12,614
Minimum alternate tax recoverable	4,863	—	—	—	164	5,027
Provision for expenses	—	—	26,642	—	—	26,642
OCI gratuity	2,104	—	—	(187)	—	1,917

Deferred tax assets	35,874	4,640	17,696	(187)	164	58,189

        Pursuant to the section 115JB of Indian Income Tax Act, Group's subsidiaries in India have calculated their tax liability for current income taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Accordingly, a deferred income tax asset of INR 5,027 (March 31, 2017: INR 4,863) has been recognized on the balance sheet as on March 31, 2018, which can be carried forward for a period of fifteen years from the year of recognition.

26. Trade and other receivables

	March 31,
	2017	2018
Trade receivables (net of allowance)	1,928,346	3,937,580
Receivable from other related parties (refer to note 42)	19,433	56,979
Refund and other receivable (net of allowance)	22,596	14,312

Total	1,970,375	4,008,871

        The trade receivables primarily consist of amounts receivable from airlines, hotels, corporate and retail customers pertaining to the transaction value.

        The management does not consider, there to be significant concentration of credit risk relating to trade, refund and other receivables.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

26. Trade and other receivables (Continued)

        The movement in the allowance for doubtful debts and amounts impaired in respect of trade , refund and other receivables during the year was as follows:

	March 31,
	2017	2018
Balance at the beginning of the year	113,949	121,839
Provisions accrued during the year	80,193	119,388
Amount written off during the year	(72,083)	(52,229)
Effect of movement in exchange rate	(220)	1,267

Balance at the end of the year	121,839	190,265

27. Other financial assets, current

	March 31,
	2017	2018
Interest accrued on term deposits	37,051	6,883
Interest accrued on advances to related parties (refer to note 42)	—	70
Security deposits	26,589	40,814

Total	63,640	47,767

        Security deposit represents fair value of amount paid to landlord for the lease premises. As on March 31, 2018, remaining tenure for security deposits ranges from 1 to 6 years.

        In the statement of cash flows, interest reinvested on term deposits INR 98,472 (March 31, 2017: 82,603) has been adjusted against interest received under investing activities.

28. Cash and cash equivalents

	March 31,
	2017	2018
Cash on hand	1,105	2,511
Credit card collection in hand	271,125	209,162
Balances with bank	1,230,028	2,229,498
Cash in transit	30,371	23,902

Total	1,532,629	2,465,073

        Cash at bank earns interest at floating rates based on daily bank deposit rates.

        Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group's bank accounts subsequent to the year end.

        At March 31, 2018, the Group had available INR 710,450 (March 31, 2017: INR 500,450) of undrawn borrowing facilities.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium

Authorized shares

	March 31,
	2017	2018
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.006 ($ 0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.006 ($ 0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.006 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.006 ($ .0001) each	10,000,000	10,000,000

	523,159,375	523,159,375

        There is no change in the authorized share capital of the company during the financial ending March 31, 2018. During the financial year ended March 31, 2017, the authorized share capital of the Company was increased to 500,000,000 Ordinary Shares of a par value of US$0.0001 each, 10,000,000 Class A Non-Voting Shares of a par value of US$0.0001 each, 3,159,375 Class F Shares of a par value of US$0.0001 each and 10,000,000 Preference Shares of a par value of US$0.0001 each

        A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	1,139,354	27	121,203
Exercise of option (Share-based payments)	130,665	1	24,502
Issue of treasury shares (refer to note on treasury shares below)	74,458	1	50,381
Issuance of shares*	2,593,994	18	1,670,878
Capital transaction involving the issuance of shares pursuant to business combination**	9,953,790	48	6,474,085
Preference shares converted into ordinary shares (refer to Note below)	19,936,595	538	6,179,226
Transaction cost*	—	—	(81,339)

Balance as at March 31, 2017	33,828,856	633	14,438,936

Balance as at April 1, 2017	33,828,856	633	14,438,936
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	818,954	5	636,085
Transaction with equity shareholders***	—	—	(112,406)

Balance as at March 31, 2018	34,647,810	638	14,962,615

*
Refer to Note 43

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

**
33.83 million ordinary shares, with par value of USD 0.0001. Includes 3.159 million Class F shares issued as part of the business combination, with par value of USD 0.0001 each. Also refer to Note 43

***
Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

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

Terms/ rights attached to Ordinary Shares

        The Company has three class of ordinary shares outstanding which entitles the holders with the following rights:

Ordinary shares

        A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Ordinary shares Class A

        Class A shares have identical rights to the Company ordinary shares, except the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders' meeting convened in accordance with the Company Articles of Association.

Ordinary shares Class F

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

Shares reserved for issuance against equity instruments

        The Company reserved 1,844 shares (March 31, 2017—1,844, March 31, 2016—1,844) for issuance at exercise price of INR 65.11 ($1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

Shares reserved for issue under options

        For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

        Pursuant to listing of Parent Company, Capital18 Fin Cap Private Limited (Capital 18) and Pandara Trust Scheme I (Pandara Trust), shareholders of Yatra Online Private Limited, are entitled to swap their shares into 569,781(March 31, 2017: 569,781) and 172,635 (March 31, 2017: 172,635) Ordinary Shares of the Parent Company respectively.

        As on March 31, 2018, Capital18 and Pandara Trust have not exercised their right to swap to ordinary shares of the Parent Company.

        For details of shares reserved for issuance under the warrant agreement with Innoven Capital Singapore Pte. Limited, a non banking finance company and Macquarie Corporate Holdings Pty Limited, refer to Note 32.

Treasury shares

	Numbers of Shares	Amount
Balance as at April 1, 2016	—	—
Issue of shares (refer to Note 30)	74,458	50,382
Own shares acquired*	—	11,219
Exercise of options(refer to Note 30)	(10,687)	(7,230)

Balance as at March 31, 2017	63,771	54,371

Balance as at April 1, 2017	63,771	54,371
Issue of shares	—	—
Exercise of options (refer to Note 30)	(35,871)	(24,287)

Balance as at March 31, 2018	27,900	30,084

*
Out of the shares issued during the year ending March 31, 2017, Company had bought back 17,893 shares for INR 627.01 ($9.35) per share.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

Preference share capital and share premium

	Series A			Series B
	Numbers of Shares	Share Capital	Share Premium	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	12,000,120	53	176,542	7,805,600	35	442,615
Preference shares converted into ordinary shares*	(12,000,120)	(53)	(176,542)	(7,805,600)	(35)	(442,615)

Balance as at March 31, 2017	—	—	—	—	—	—

Balance as at April 1, 2017	—	—	—	—	—	—
Preference shares converted into ordinary shares*	—	—	—	—	—	—

Balance as at March 31, 2018	—	—	—	—	—	—

	Series C			Series D
	Numbers of Shares	Share Capital	Share Premium	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	6,093,357	26	912,981	8,275,383	39	2,819,381
Preference shares converted into ordinary shares*	(6,093,357)	(26)	(912,981)	(8,275,383)	(39)	(2,819,381)

Balance as at March 31, 2017	—	—	—	—	—	—

Balance as at April 1, 2017	—	—	—	—	—	—
Preference shares converted into ordinary shares*	—	—	—	—	—	—

Balance as at March 31, 2018	—	—	—	—	—	—

	Series E			Series F
	Numbers of Shares	Share Capital	Share Premium	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2016	4,279,423	26	1,000,191	2,611,796	17	827,858
Preference shares converted into ordinary shares*	(4,279,423)	(26)	(1,000,191)	(2,611,796)	(17)	(827,858)

Balance as at March 31, 2017	—	—	—	—	—	—

Balance as at April 1, 2017	—	—	—	—	—	—
Preference shares converted into ordinary shares*	—	—	—	—	—	—

Balance as at March 31, 2018	—	—	—	—	—	—

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

Series A Preference Shares

        All the series A preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 1.73 ($0.02667) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series A Preference Share, payable annually when, as and if declared by the Directors. Series A preference shares would rank above the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series A preference shareholder on every resolution placed before the company for each holder of Preference Shares shall be the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

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

Series B Preference Shares

        All the series B preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 6.63 ($0.10249) per share per annum (as adjusted for stock splits, stock dividend, re-capitalization and alike) on each outstanding Series B Preference Share, payable annually when, as and if declared by the Directors. Series B preference shares would rank above the Series A Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series B preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

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

Series C Preference Shares

        All the series C preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 19.00 ($0.28640) per share per annum (as adjusted for stock splits, stock dividend, re-capitalization and alike) on each outstanding Series C Preference Share, payable annually when, as and if declared by the Directors. Series C preference shares would rank above the Series B Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series C preference shareholder on every resolution placed before the company

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

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

Series D Preference Shares

        All the series D preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 38.15 ($0.57520) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series D Preference Share, payable annually when, as and if declared by the Directors. Series D preference shares would rank above the Series C Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series D preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

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

Series E Preference Shares

        All the series E preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 20.61 ($0.31070) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series E Preference Share, payable annually when, as and if declared by the Directors. Series E preference shares would rank above the Series D Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series E preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

Series F Preference Shares

        All the series F preference shares are non-redeemable and mandatorily convertible into fixed number of ordinary shares.. The shareholders are entitled to receive non-cumulative dividend at the rate of INR 26.32 ($0.3968) per share per annum (as adjusted for stock splits, stock dividend, recapitalization and alike) on each outstanding Series F Preference Share, payable annually when, as and if declared by the Directors. Series F preference shares would rank above the Series E Preference Shares and the ordinary shares in the order of precedence in distribution of assets and dividends. The voting rights of every series F preference shareholder on every resolution placed before the company each holder of Preference Shares shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Preference Shares could be converted.

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

Liquidation Preference

        In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preference Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Ordinary Shares by reason of their ownership thereof an amount equal to INR 22.12 ($0.33333) per share for each Series A Preference Share, INR 84.98 ($1.28113) per share for each Series B Preference Share, INR 237.46 ($3.58) per share for each Series C Preference Share, INR 476.91 ($7.19) per share for each Series D Preference Share, INR 257.61 ($3.8837) per share for each Series E Preference Share and INR 329.02 ($4.9603) per share for each Series F Preference Share, as held by them. Such amount shall be adjusted for recapitalization if any plus declared but unpaid dividends. Further the preference shareholders do not have right to redemption and are entitled to participate in the surplus assets available with the company, pari passu with other shareholders of the company in proportion to their respective shareholding on an as-converted basis existing immediately prior to the occurrence of a liquidation event.

        The holders of the Series F Preference Shares shall be entitled to receive the greater of either of:

          (a)   INR 329.02 ($4.9603) per share for each Series F Preference Share, as held by them and participate in the surplus assets available with the company, pari passu with other shareholders (mentioned above paragraph) or

          (b)   The holders of the Series F Preference Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Ordinary Shares and Series A Preference Shares, Series B Preference Shares, Series C Preference Shares, Series D Preference Shares and Series E Preference Shares by reason of their ownership thereof, an amount per share equal to INR 493.52 ($7.4404) per share (as adjusted for any Recapitalization) for each Series F Preference Share then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

  holders of the Series F Preference Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably on a pari passu basis among the holders of the Series F Preference Shares in proportion to the preferential amount each such holder is otherwise entitled to receive."

        The Company has evaluated the terms of preference shares and concluded equity as the appropriate classification in accordance with accounting policy (refer to Note 2.5).

        *On December 16, 2016, all the series of preference shares got converted into ordinary shares of the parent company as follow:

	Numbers of Shares	Conversion ratio (to ordinary share)	Number of Ordinary Shares	Number of shares after share split*
Series A Preference Shares	12,000,120	1.18	14,169,808	2,612,322
Series B Preference Shares	7,805,600	1.55	12,059,947	2,223,352
Series C Preference Shares	6,093,357	2.94	17,925,868	3,304,783
Series D Preference Shares	8,275,383	4.96	41,051,337	7,568,156
Series E Preference Shares	4,279,423	3.11	13,294,473	2,450,947
Series F Preference Shares	2,611,796	3.69	9,639,030	1,777,036

	41,065,679		108,140,463	19,936,595

*
On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares.

No preference shares are outstanding as on March 31, 2018 and 2017.

30. Other capital reserve

Other capital reserve

	Share-based payments	Equity Instruments	Warrant	Total
March 31, 2016	174,479	341	—	174,820
Share-based payments expense during the year	586,932	—	—	586,932
Exercised during the year	(19,690)	—	—	(19,690)
Expired during the year	(8,614)	—	—	(8,614)

March 31, 2017	733,107	341	—	733,448

Share-based payments expense during the year	734,512	—	—	734,512
Issuance of warrants (refer to Note 32)	—	—	23,258	23,258
Exercised during the year	(650,860)	—	—	(650,860)
Forfeited during the year	(4,592)	—	—	(4,592)
Expired during the year	(2,802)	—	—	(2,802)

March 31, 2018	809,365	341	23,258	832,964

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

30.1 Equity instruments

        The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 65.11 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

        The Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2018 (1,316,765 ordinary shares as at March 31, 2017) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the "Plan"). Out of such reserved shares, options to purchase 657,130 ordinary shares have been granted and are outstanding as at March 31, 2018 (March 31, 2017: 698,965 ordinary shares).

        The share-based payment awards have the following vesting period under the same plan:-

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

        The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2017		2018
	No. of shares*	Weighted average EP per share	No. of shares*	Weighted average EP per share
Number of options outstanding at the beginning of the year	885,658	250.02	698,965	279.43
Granted during the year	—	—	—	—
Forfeited during the year	56,026	164.21	6,913	289.04
Exercised during the year	130,668	88.46	34,922	167.39
Number of options outstanding at the end of the year	698,965	279.43	657,130	287.05
Vested and not exercised	640,589	279.29	656,454	287.06

*
On December 16, 2016, the Parent Company effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

  ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

        The weighted average remaining contractual life for the share options outstanding as at March 31, 2018 was 4.61 years (March 31, 2017: 5.46 years).

        The range of exercise prices for options outstanding at the end of the year was INR 254.28 to INR 353.17 (March 31, 2017: INR 125.38 to INR 351.07).

        During the year ended March 31, 2018, share based payment expense for these options was recognized under personnel expenses amounted to INR 432 (March 31, 2017: INR 9,183 and March 31, 2016: INR 19,370). Refer to Note 11.

        Company did not grant any options under this plan during the fiscal year ended March 31, 2018 and March 31, 2017

Restricted Stock Unit Plan (RSU)

        On December 16, 2016, the Company approved a share incentive plan in connection with the business combination transaction (Refer to Note 43). The Company granted 2,000,000 restricted share units (RSU's), under the plan to eligible employees. Each RSU represents the right to receive one ordinary share. Out of 2,000,000 RSU's, 74,458 shares have already been issued as part of treasury shares (Refer to Note 28)

        The terms and conditions for 2,000,000 RSU's:

  1)
  RSUs have daily graded vesting over a two year period.

  2)
  RSUs have a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount, in case of termination of the services of the employee prior to vesting.

  3)
  RSU's grantee shall have the option of settling the tax obligation by selling the equivalent shares to the Company or by net settlement menthod as per IFRS 2 Share-based payment.

        During the year, the Company had modified the vesting condition and 1,925,542 RSUs would vest in installments with one-fourth of the shares of RSUs vested on June 30, 2017 and three-quarters of

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

RSUs vesting in six equal quarterly anniversaries following June 30, 2017 with the last quarter vesting on December 15, 2018.

	March 31,
	2017	2018
	No. of shares	No. of shares
Number of RSU's outstanding at the beginning of the year	—	1,684,024
Granted during the year	2,000,000	—
Repurchased	999	—
Forfeited during the year	—	3,606
Expired during the year	—	724
Vested during the year	314,977	960,119
Number of RSU's outstanding at the end of the year	1,684,024	719,575
Vested and not exercised	—	—

        The weighted average remaining contractual life for RSU's outstanding as at March 31, 2018 was 0.38 years (March 31, 2017: 0.88).

        The range of exercise prices for RSU's outstanding at the end of the year is Nil (March 31, 2017: Nil).

        During the year ended March 31, 2018, share based compensation cost for these RSU's is recognized under personnel expenses amounting to INR 633,172 (March 31, 2017: 577,749 and March 31, 2016: Nil). Refer to Note 11.

        The following tables list the inputs to the model used for the years then ended:

	March 31,
	2017	2018
Weighted average Fair value of ordinary share at the measurement date (USD)	10	—
Risk—free interest rate (%)	0% - 2%	—
Expected volatility (%)	48%	—
Expected life of RSU's	0 - 2 Years	—
Dividend Yield	0%	—
Model used	Black- Scholes Valuation	—

        The expected life of RSU's options has been taken as the vesting period.

        The expected volatility reflects the assumption based on historical volatility on the share prices of similar companies over a period.

2016 Stock Option and Incentive Plan (the "2016 Plan")

        On December 13, 2016, the Company's board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 6,439,760 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2018, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

        During the year ended March 31, 2018, the Company pursuant to the "2016 Plan", options to purchase 337,749 ordinary shares have been granted and 337,749 are outstanding as at March 31, 2018.

        The share-based payment awards have the following vesting period under the same plan:-

          1)    197,749 share options will vest over a period of two years in equal monthly installments commencing from first vesting on March 1, 2018 equivalent to 1/24th of the total number of stock options, with the last such vesting on February 1, 2020.

          2)    140,000 share options will vest over a period of four years in equal quarterly installments, with first such vesting on February 1, 2018 equivalent to one-sixteenth of the total number of stock options and with the last such vesting on November 1, 2021.

        The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2018
	No. of shares*	Weighted average EP per share
Number of options outstanding at the beginning of the year	—	—
Granted during the year	337,749	591.99
Number of options outstanding at the end of the year	337,749	591.99
Vested and not exercised	18,550	606.26

        The weighted average remaining contractual life for the share options outstanding as at March 31, 2018 was 6.09 years (March 31, 2017: Nil).

        The range of exercise prices for options outstanding at the end of the year was INR 508.51 to INR 651.10.

        During the year ended March 31, 2018, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 7,748 (March 31, 2017: Nil and March 31, 2016: Nil). Refer to Note 11.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The following tables list the inputs to the model used for the years then ended

March 31, 2018
Weighted average Fair value of ordinary share at the measurement date (USD)	7.09
Risk—free interest rate (%)	2.31% - 2.42%
Expected volatility (%)	36.10% - 36.55%
Expected life of share options	2.52 - 4.95
Dividend Yield	0%
Model used	Black-Scholes Valuation

        The expected life of share options has been taken as mid point between first and last available exercise date.

        The expected volatility reflects the assumption based on historical volatility on the share prices of similar companies over a period.

Restricted Stock Unit Plan (RSU) "2016 Plan"

        The Company pursuant to the "2016 Plan" had approved a grant of 604,456 Restricted Stock Units ("RSUs") and 547,390 are outstanding as at March 31, 2018 (March 31, 2017: Nil).

        The restricted stock unit awards have the following vesting period:-

  1)
  87,879 RSUs granted, vesting of these RSAs would commence from May 31, 2017 with first vesting equivalent to 1/8th of the Balance RSAs for each of the employees and 1/8th getting vested at the end of each subsequent quarters till February 28,2019.

  2)
  4300 RSUs were fully vested on the grant date.

  3)
  7,277 RSUs granted, these RSUs would vest over a period of four years in equal quarterly installments, vesting period of which will commence from July 01, 2017 with first such vesting on September 30, 2017 equivalent to one-sixteenth of these RSAs and with the last vesting to be done on or before June 30, 2021.

  4)
  20,000 RSUs granted, these RSUs would vest over a period of time with first such vesting commencing from February 1,2018 equivalent to 1/10th of the RSUs and rest of the RSUs vesting subsequently, in equal lots of 1/12th of such RSUs, at the end of every quarter commencing from February 1, 2018, with the last one twelfth vesting on February 1, 2021.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

  5)
  479,336 RSUs granted, these RSUs would vest over a period of one year in equal quarterly installments with first such vesting commencing from April 1, 2018 equivalent to 1/4th of these RSUs and with the last vesting effectuating on January 1, 2019.

March 31, 2018
No. of shares
Number of RSU's outstanding at the beginning of the year	—
Granted during the year	603,792
Forfeited during the year	6,535
Expired during the year	283
Net Settlement	—
Vested during the year	49,584
Number of RSU's outstanding at the end of the year	547,390
Vested and not exercised	—

        The weighted average remaining contractual life for RSU's outstanding as at March 31, 2018 was 0.45 years (March 31, 2017: Nil).

        The range of exercise prices for RSU's outstanding at the end of the year is Nil (March 31, 2017: Nil).

        During the year ended March 31, 2018, share based compensation cost for these RSU's is recognized under personnel expenses amounting to INR 88,829 (March 31, 2017: Nil and March 31, 2016: Nil). Refer to Note 11.

        The following tables list the inputs to the model used for the years then ended:

March 31,
2018
Weighted average Fair value of ordinary share at the measurement date (USD)	6.68
Risk—free interest rate (%)	2% - 2.5%
Expected volatility (%)	35% - 37%
Expected life of RSU's	0 - 4 Years
Dividend Yield	0%
Model used	Black-Scholes Valuation

        The expected life of RSU's options has been taken as the vesting period.

        The expected volatility reflects the assumption based on historical volatility on the share prices of similar companies over a period.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

31. Components of other comprehensive loss

        The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,
	2016	2017	2018
Actuarial loss on defined benefit plan:
Actuarial loss on obligation	(9,758)	(8,873)	(5,047)
Income tax expense	355	733	187

Total	(9,403)	(8,140)	(4,860)

Foreign currency translation differences	(18,615)	44,997	(9,879)
Income tax expense	—	—	—

Balance at the end of period	(18,615)	44,997	(9,879)

32. Borrowings

	March 31,
	Term	2017	2018
Current
Finance lease liabilities	Less than 1 year	4,544	4,920
Vehicle loan	Less than 1 year	9,430	14,310
Secured loan from banks/NBFC's*	Less than 1 year	—	472,630

Total		13,974	491,860

Non-Current
Finance lease liabilities	More than 1 year	8,307	3,992
Vehicle loan	More than 1 year	22,595	31,813
Secured loan from banks/NBFC's*	More than 1 year	—	324,164

Total		30,902	359,969

*
Non-Banking Financial Company

				Carrying amount
	Currency	Interest Rate	Year of Maturity	March 31,
				2017	2018
Secured bank loans/NBFC's	INR	14.75%	2019 - 2020	—	400,116
Vehicle loan	INR	8 - 10%	2017 - 2022	32,025	46,123
Finance lease liabilities	SGD	2.99% to 3.18%	2019 - 2021	12,851	8,913
Secured bank loans	USD	9.0%	2019 - 2020	—	396,677

				44,876	851,829

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings (Continued)

Term loan—Innoven capital

        Term loan amounting to INR 250,000 was taken by the Group, during the year ended March 31, 2014 and that carries an interest of 14.40% per annum. The Group received the amount in two tranches of INR 150,000 in November 2013 and INR 100,000 in March 2014. The loan is repayable in 31 and 30 monthly instalments of INR 4,838 and INR 3,333 respectively each along with interest. The loan is secured by hypothecation of fixed and current assets, both existing and future, including all intellectual property rights.

        On January 20, 2017, Yatra Online Private Limited, a subsidiary of the Parent Company, prepaid the outstanding amount, amounting to INR 10,309 which includes prepayment charges of INR 200.

        During the current financial year, a further loan was taken amounting to INR 1,002,858 (USD 7.8 million and INR 495 million) that carries an interest of 9% per annum on loan taken outside India and an interest of 14.75% on loan taken in India. The Group received the amount in two tranches of INR 672,550 (USD 5 million and INR 320 million) and INR 357, 308 (USD 2.8 million and INR 175 million). The loan is repayable in 26 and 23 instalments of INR 12,521 (USD 0.2 million) and INR 7,926 (USD 0.12 million) respectively each along with interest for the loan taken outside India. For the borrowing in India the loan is repayable in 26 and 23 instalments of INR 12,308 and INR 7,609 respectively each along with interest. Pursuant to the loan, the Company has also issued 154,000 warrants to Innoven for them to be subscribed to equivalent number of shares at an exercise price of $12 per share up to September 2022 (refer Warrants section below).

Term loan—Macquarie

        On July 24, 2015, the Group has taken a term loan of INR 326,616. The loan carries interest in two parts, cash interest rate at 5% p.a and PIK (Pay in kind) interest rate at 3.5% p.a., PIK interest rate is payable in kind through accretion to the aggregate outstanding principal amount of the loan; provided that, if the maturity date is extended beyond the first anniversary of the borrowing date, the PIK interest rate for each interest period starting after the first anniversary of the borrowing date shall be increase to 5.0% per annum.

        Share of the subsidiaries of the group THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd. are pledged against the loan.

        The term of the loan is for twelve (12) months from the borrowing date and the maturity date shall automatically be extended to the date falling twenty four (24) months after the borrowing date provided that, if no default has been occurred and is continuing.

        Group may not make any voluntary prepayments in respect of the loan prior to the first anniversary of the borrowing date.

        The proceeds of the loan are solely to fund the working capital requirements of the group, to pay for operational and capital expenditure items, equity investments in its subsidiaries and for general corporate and administrative purposes of the borrower and its subsidiaries (including the payment of any closing costs and fees owned by the borrower to the lender in connection with the transactions contemplated by this agreement and the loans documents).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings (Continued)

        On December 29, 2016, the Parent Company, prepaid the outstanding amount amounting to INR 359,829.

Warrants

        In conjunction with various financing transactions, the Company issued warrants (except quoted warrants) to purchase the Company's common stock and preference shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit and loss account. The Company estimates the fair values of the warrants at each reporting period using a Black-Scholes option-pricing model.

        The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

        During the current year, the Company had further allotted warrants against the loan facility, the fair values of the warrants was taken using a Black-Scholes option-pricing model as on the date of the allotment. These warrants are classified to be equity instruments and accounted in the financial basis the same.

        Warrants give the holder the right to purchase Common shares/preference shares from the issuer at a specific price within a certain time frame. The details of the warrants issued is as follows :

	Number of shares	Date of issue	Exercise price	Expiration date
Silicon Valley Bank—Convertible to preference shares—Series D*	31,293	27-Nov-13	INR 465.36 ($7.19)	26-Nov-20
Silicon Valley Bank—Convertible to preference shares—Series E*	25,749	27-Nov-13	INR 251.12 ($3.88)	26-Nov-20
Macquarie Corporate Holdings Pty Limited—Ordinary shares**	46,458	24-Jul-15	INR 1,751.46 ($26.90))	24-Jul-23
Innoven Capital—Ordinary shares	154,000	12-Sep-17	INR 781.32 ($12)	12-Sep-22

*
Silicon Valley Bank warrants were converted into 10,865 ordinary shares pursuant to net settlement date during the financial year 2017.

**
On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

        Refer to Note 7 (considered derivative instruments) and Note 30 (considered equity), for movement in warrants during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings (Continued)

Vehicle loan

        This includes the vehicles taken on loan by the company. Refer to Note 19.

Finance lease liabilities

        Finance lease liabilities include the vehicles taken on finance lease by the company. Refer to Note 19.

33. Trade and other payables

	March 31,
	2017	2018
Trade creditors	2,334,933	3,977,674
Accrued expenses	380,081	381,880
Payable to other related parties (refer to Note 42)	5,581	16,767
Refund and other payables	427,949	673,309

Total	3,148,544	5,049,630

        Trade creditors include amount payable for advertisement expenses to BCCL of Nil (March 31, 2017: 390,000). During the previous year March 31, 2017, BCCL had agreed to waive its right to exercise the Warrants under Warrant Subscription Agreement and Yatra India settled BCCL liability with the payment of an aggregate sum of INR 390,000 (including interest INR 90,000) under the terms of advertisement agreement with no further liability on the Group. During the first quarter of current financial year, the Company had paid this liability in full.

34. Employment benefit plan

	March 31,
	2017	2018
Defined benefit plan	62,434	87,009
Liability for compensated absences	41,920	67,624

Total liability	104,354	154,633

Defined benefit plan asset (refer to note 21)	—	7,835

Total asset	—	7,835

Net unfunded liability	62,434	79,147

        The Group's gratuity scheme for its employees in India, is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee's eligible salary and the years of employment with the Group. The benefit plan is partially funded. The following table sets out the disclosure in respect of the defined benefit plan.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Movement in obligation

	March 31,
	2017	2018
Present value of obligation at beginning of year	53,403	70,951
Acquired through business combination		22,589
Interest cost	3,484	4,715
Current service cost	11,824	14,633
Past service cost		8,683
Actuarial loss on obligation
—economic assumptions	6,591	(1,792)
—demographic assumptions	2,054	6,139
Benefits paid	(6,405)	(10,210)

Present value of obligation at closing of year	70,951	115,708

Movement in plan assets

	March 31,
	2017	2018
Fair value of plan assets at beginning of the year	8,166	8,517
Acquired through business combination		27,578
Employer contributions	387	1,612
Benefits paid	(399)	(2,014)
Earning on assets	591	1,442
Actuarial loss on plan assets	(228)	(601)

Fair value of plan assets at end of the year	8,517	36,534

Unfunded liability

	March 31,
	2017	2018
Current	7,227	13,687
Non-current	55,207	65,487

Unfunded liability recognized in statement of financial position	62,434	79,174

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Components of cost recognized in profit or loss

	March 31,
	2016	2017	2018
Current service cost	8,483	11,824	14,633
Past service cost	—	—	8,683
Net interest cost	2,599	3,483	4,715
Expected return on plan assets	(588)	(591)	(1,442)

	10,494	14,716	26,589

Amount recognised in other comprehensive income

	March 31,
	2016	2017	2018
Actuarial loss on obligation*	9,758	8,873	5,047

*
Refer to Note 31 for the movement during the year.

        The principal actuarial assumptions used for estimating the group's defined benefit obligations are set out below:

	March 31,
	2017	2018
Discount rate	6.50%	6.80 - 7.10%
Future salary increase	11.00%	5 - 11%
Average expected future working life (years)	2.27 - 3.30	2.33 - 3.7
Retirement age (years)	58	58
Mortality table	IALM* (2006 - 08) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	70%	40 - 70%
From 31 to 44 years	30%	30 - 35%
Above 44 years	3%	3 - 5%

*
Indian Assured Lives Mortality (2006-08) Ultimate represents published mortality table used for mortality assumption.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Sensitivity analysis

        Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2017	2018
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	(1,627)	(2,696)
b) Impact due to decrease of 0.50%	1,716	2,844
b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	1,126	2,251
b) Impact due to decrease of 0.50%	(1,127)	(2,188)

        The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. These analysis are based on a change in a significant assumption, keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

        The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2017	2018
Year 1	15,744	27,738
Year 2	12,881	18,805
Year 3	9,664	15,187
Year 4	8,045	11,567
Year 5	5,847	9,851
Year 6 - 10	21,544	35,676

Total expected payments	73,725	118,824

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

35 Deferred revenue

	March 31,
	2017	2018
Global Distribution System provider	866,712	1,365,932
Loyalty program	131,142	104,778
Other	411	—

Total	998,265	1,470,710

Non-current	458,703	599,612
Current	539,562	871,098

Total	998,265	1,470,710

        Deferred revenue represents the amount received upfront by the group as a part of commercial arrangement with the Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on its website or other distribution channels. The same is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold as per the term of the agreement and the balance amount is recognized as deferred revenue.

	March 31,
	2017	2018
At 1 April	1,358,847	998,265
Deferred during the year	52,171	1,098,695
Recorded in statement of profit or loss	(412,752)	(626,250)

At 31 March	998,265	1,470,710

36. Other financial liabilities

	March 31,
	2017	2018
Non-current
Share warrants	2,066	84
Contingent dividend	2,913	—

	4,979	84

Current
Due to employees	115,271	196,956
Share warrants	1,335,352	1,914,520
Liability for the acquisition of business (refer to Note 43)	—	904,727

Total	1,450,623	3,016,203

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

37. Other non financial liability, non-current

	March 31,
	2017	2018
Lease rent equalization	3,598	5,815

Total	3,598	5,815

38. Other current liabilities

	March 31,
	2017	2018
Advance from customers	480,711	894,487
Lease rent equalization	3,644	2,327
Statutory liabilities	59,952	260,786
Interest Accrued on Term Loan	—	7,647
Other liabilities	70,755	80,700

Total	615,062	1,245,947

        Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings and Packages.

39. Commitment and contingencies

a)
Capital and other commitments:

•
Contractual commitments for capital expenditure pending execution were INR 7,745 as at March 31, 2018 (INR 37,124 as at March 31, 2017). Contractual commitments for capital expenditure are relating to acquisition of vehicle, furniture and fixture, computer software and websites, computer hardware.

•
Contractual commitments for revenue expenditure pending execution were INR 40,683 as at March 31, 2018 (INR 92,890 as at March 31, 2017). Contractual commitments for revenue expenditure are relating to advertisement services.

b)
Contingent liabilities

i)
Claims not recognised as liability were INR 65,175 as at March 31, 2018 (INR 44,950 as at March 31, 2017).

    These represents claim made by the customers due to service related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. This also includes INR 1,000 as at March 31, 2018 (INR 1,000 as at March 31, 2017) towards claim for copyright infringement. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

  ii)
  INR 254,246 as at March 31, 2018 (INR 19,690 as at March 31, 2017), represents show cause cum demand notices raised by Service Tax authorities over subsidiaries in India. Based on the

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies (Continued)

    Group's evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

  iii)
  INR 108,540 as at March 31, 2018 (INR 2,806 as at March 31, 2017), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

c)
Operating lease commitment—Group as lessee

        As lessee, the Group's obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate. These leases have various extension options and escalation clause. As per the agreements maximum obligation on long term non-cancellable leases are as follows:

        The future minimum lease payment obligation as lessee as under:

	March 31,
	2017	2018
Within one year	109,320	118,351
After one year but not more than five years	104,083	155,220
More than five years	8,484	11,153

Total	221,887	284,724

        During the year ended March 31, 2018, INR 178,650 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2017: INR 148,738 and March 31, 2016: INR 142,350)

d)
Finance lease commitment—Group as lessee

        The Group has finance leases for vehicles. The Group's obligations under finance leases are secured by the lessor's title to the leased assets. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are, as follows:

	March 31,
	2017	2018
Within one year	5,425	5,819
After one year but not more than five years	9,600	4,481

Total	15,025	10,300
Less: amount representing finance charges	2,174	1,387

Present value of minimum lease payments	12,851	8,913

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies

        The Group's activities are exposed to variety of financial risk: credit risk, liquidity risk and foreign currency risk. The Group's senior management oversees the management of these risks. The Group's senior management ensures that the Group's financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group's policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are summarized below:

a)
Credit risk

        Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

        Customer credit risk is managed by each business unit subject to the Group's established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

        The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2017	2018
Trade and other receivables	1,970,375	4,008,871
Other financial assets	3,147,918	530,098

Total	5,118,293	4,538,969

        The age of Trade and other receivables at the reporting date was:

	March 31,
	2017	2018
0 - 30 days	1,314,822	2,938,193
31 - 90 days	466,215	568,903
91 - 180 days	115,516	281,749
More than 180 days	73,822	220,026

Total	1,970,375	4,008,871

        Allowances for doubtful debts mainly represent amounts due from airlines, hotels and customers. Based on historical experience, the Group believes that no impairment allowance is necessary, except for as disclosed in Note 26, in respect of trade receivables.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies (Continued)

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

        The following tables set forth Company's financial liabilities based on expected and undiscounted amounts as at March 31, 2018 and 2017.

As at March 31, 2017

	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 - 5 Years	More than 5 years
Vehicle loan	32,025	37,807	11,913	25,894	—
Finance lease liabilities	12,851	15,025	5,425	9,600	—
Trade and other payables	3,148,544	3,148,544	3,148,544	—	—
Other current liabilities	245,978	245,978	245,978	—	—

Total	3,439,398	3,447,354	3,411,860	35,494	—

As at March 31, 2018

	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 - 5 Years	More than 5 years
Vehicle loan	46,123	52,991	17,624	35,367	—
Finance lease liabilities	8,913	10,300	5,819	4,481	—
Trade and other payables	5,049,630	5,049,630	5,049,630	—	—
Term loan	796,794	882,490	554,189	328,301	—
Other current liabilities	1,390,068	1,390,068	1,390,068	—	—

Total	7,291,528	7,385,479	7,017,332	368,149	—

*
Represents Undiscounted cash flows of interest and principal

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies (Continued)

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

        The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating transactions which are denominated in currency other than subsidiary's functional currency (foreign currency denominated receivables and payables).

Foreign currency sensitivity

        The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro and GBP against currencies other than INR is not expected to have significant impact on the Group's profit or loss. Accordingly, a 5% appreciation of the USD, Euro and GBP currency as indicated below, against the INR would have decreased loss by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting period. The analysis assumes that all other variables remain constant.

	March 31,
	2017	2018
5% strengthening/weakening of USD against INR	351	7,561
5% strengthening/weakening of Euro against INR	569	2,319
5% strengthening/weakening of GBP against INR	1,085	1,971

41. Capital management

        For the purpose of the Group's capital management, capital includes issued capital, convertible preference shares, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder's value.

        In order to achieve this overall objective, the Group's capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the bank to immediately call interest-bearing loans and borrowings. During the financial year March 31 2018, the company had taken a loan from Innoven Capital (refer to Note 32). During the financial year March 31, 2017, Company had received additional capital through business combination (refer to Note 43) and Company had paid off loan taken from Macquarie and Innoven Capital (refer to Note 32).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

41. Capital management (Continued)

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2018 and March 31, 2017.

        The Group monitors capital using a debt equity ratio, which is debt divided by total equity.

	March 31,
	2017	2018
Interest bearing loans and borrowings (Note 32)	44,877	851,829
Less: cash and cash equivalents (Note 28)	(1,532,629)	(2,465,073)
Net debt	(1,487,752)	(1,613,244)
Share warrants (Note 36)	1,337,418	1,914,604
Equity	3,137,487	(224,918)
Total Equity	4,474,905	1,689,687
Gearing ratio (Net debt / total equity + net debt)	(49.81)%	(2,110.39)%

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

        Related parties and nature of related party relationship:

Nature of relationship	Name of related party
Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Alok Vaish	Chief Financial Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora	Non-executive Director
	Mr. Sean Agarwal (from March 1, 2018)	Non-executive Director
	Mr. Sudhir Kumar Sethi	Non-executive Director
	Mr. Promod Haque (resigned on 13th October 2017)	Non-executive Director
	Mr. Amit Bapna (resigned on 12th December 2017)	Non-executive Director
Entities having significant influence	E-18 Limited Reliance Capital Limited IDG Ventures India Advisors Private Limited., India
Group Companies of entities having significant influence	Terrapin Partners, LLC
E-18 Limited Reliance Retail Limited Reliance Industries Limited Indiawin Sports Private Limited

Reliance Capital Limited
Reliance Infrastructure Limited
Reliance ADA Group Private Limited
Reliance Power
Reliance Communications Limited
Reliance General Insurance Company Limited
Reliance Defence Limited
Reliance Defence Systems Private Limited
Reliance Nippon Life Insurance Co Limited
Reliance Nippon Life Asset Management Limited
Reliance Home Finance Limited
Reliance Commercial Finance Limited
Reliance Infocomm Limited
Reliance Defence Systems & Tech Limited
Reliance Cement Company Private Limited

Other entities where the company considers there to be a significant influence due to significant transaction with investor	Macquarie Capital (USA) Inc.
Joint Venture Company	Adventure and Nature Network Private Limited

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

        During the year, the Group entered into the following transactions, in the ordinary course of business on an arm's length basis, with related parties:

	March 31,
	2016	2017	2018
Significant Influence
Rendering of services	4	22,041	6,910
Interest expense	2,618	—	—
Loan taken	400,000	—	—
Loan repaid	400,000	—	—
Group Companies of entities having significant influence
Rendering of services	6,819	88,932	169,342
Advertisement expense	—	15,154	5,247
Interest expense	—	220	4,428
Communication expense	16,424	12,971	11,491
Legal and professional fees	—	—	5,497
Insurance expense	278	8	6
Other entities where the company considers there to be a significant influence due to significant transaction with investor
Legal and professional fees	—	101,353	—
Joint venture company
Rendering of services	3	—	—
Recovery of expenses	133	—	103
Loan given	—	—	7,500
Interest income	—	—	78

	March 31,
	2017	2018
Significant Influence
Trade payable	—	1,092
Trade receivable	4,640	3,504
Group Companies of entities having significant influence
Trade payable	5,581	15,675
Trade receivable	14,793	53,475
Joint venture company
Prepayment and other asset	86	7,759
Other current financial assets	—	70

        The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

Compensation of key management personnel of the Group

	March 31,
	2016	2017	2018
Short-term employee benefits	17,239	28,760	47,369
Contributions to defined contribution plans	22	22	22
Profit linked bonus	3,796	27,187	8,790
Directors Sitting fee's	—	2,762	9,947
Share based payment	8,920	353,271	447,848
Total compensation paid to key management personnel	29,977	412,002	513,976

        Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group's entities as a whole.

        Provision for contingent dividend has not been considered, since the provision is based on the valuation report for all the Yatra's shareholders and holders of certain options, warrants and share swaps.

        During the financial year ending March 31, 2018, the Company had bought back Nil (March 31, 2017: 7,982) number of shares from key management personnel

        The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Directors' Loan and Advances

Year ended	Interest income	Advances given	Repayment/ settlement of advances	Receivable
March 31, 2018	—	337	337	—
March 31, 2017	64	872	2,359	—

        The Company has granted a unsecured loan to one director during the FY ending March 31, 2016 at interest of 9.75% p.a. This was repaid in full during the FY ending March 31, 2017.

43. Business Combination

Air Travel Bureau Limited ("ATB")

        On July 20, 2017, the "Company", through its subsidiary, Yatra Online Private Limited ("Yatra India") agreed to acquire all of the outstanding shares of Air Travel Bureau Limited ("ATB") pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, ATB and the sellers party thereto (the "Share Purchase Agreement").

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        Pursuant to the terms of the Share Purchase Agreement, the Company has agreed to acquire a majority of the outstanding shares of ATB (the "First Closing") in exchange for an upfront payment of INR 509,999 (the "Upfront Payment") and the balance of the outstanding shares of ATB (the "Second Closing") will be acquired in exchange for the final payment to be made in third quarter of 2018 calendar year (the "Final Payment"). Based on the terms of the Share Purchase Agreement and management estimates, the Registrant expects the Upfront Payment and the Final Payment not to exceed a total purchase price of between INR 1,469,250 to INR 1,795,750. The transaction has been financed through a combination of debt and cash. The First Closing completed on August 4, 2017 and the Second Closing is expected to occur in the third quarter of 2018 calendar year, subject to other customary closing conditions.

        This acquisition significantly strengthens the Company's position in the large and growing corporate travel market in India. As a combined entity, Yatra became the largest corporate travel services platform in India by Gross Bookings. This acquisition will allow delivering best-in-class experiences to an even wider set of travelers, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base

        The operations of ATB have been consolidated in the financial statements of the Group from July 31, 2017. In the year ended March 31, 2018, ATB contributed net revenue of INR 560,968 and profit of INR 7,586 to the Group's result.

Acquisition-related costs

        The Group incurred acquisition related costs of INR 5,943 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018.

Purchase consideration

        Purchase consideration has been fair valued at INR 1,120,510 as at July 31, 2017 out of which INR 509,999 has been paid and balance has been shown under other current financial liabilities.

        The purchase price of INR 1,120,510 as on the date of acquisition had been allocated to the acquired assets and liabilities as follows:

Net working capital (including cash)	1,245,235
Tangible assets	71,016
Long term liabilities	(695,088)
Customer base and relationships	134,681
Non compete agreements	16,861
Goodwill	400,254
Deferred tax liability	(52,449)

Total purchase consideration	1,120,510

        The net assets recognized on July 31, 2017, were based on the provisional assessment of the Performance Linked Bonus ("PLB"), trade payables and trade receivables. Based on the revised

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

assessment of the PLB income, trade payables and trade receivables, there was an increase in the net assets of INR 92,734 and there was also a corresponding decrease of goodwill of INR 92,734, resulting in INR 307,520 of total goodwill arising on the acquisition.

        After taking the impact of the above adjustment on the date of the acquisition, the fair value of the trade receivables was INR 1,425,036. The gross amount of trade receivables is INR 1,442,300. The difference between the fair value and the gross amount is the result of an adjustment for counterparty credit risk. At March 31, 2018, INR 18,141 of the trade receivables has been impaired.

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	156,543
Cash paid	(510,000)

Net cash flow on acquisition	(353,457)

        The table below shows the values and lives of intangibles recognised on acquisition:

	Life (years)
Customer base and relationships	15	134,682
Non compete agreements	3.5	16,861

Total Intangibles		151,543

Gross carrying amount	Goodwill
At April 1, 2017	653,666
Acquisition of a subsidiary	307,520

At March 31, 2018	961,186

        The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of ATB with those of the Group. The goodwill is not deductible for income tax purposes

        The purchase consideration has been allocated preliminarily based on management's estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation. Any change in the consideration will be accounted through "consolidated statement of profit or loss and other comprehensive loss".

Contingent consideration

        As part of the share purchase agreement with the previous owner of ATB, a contingent consideration is to be paid based on certain performance conditions of the acquired business. As at the acquisition date, the fair value of the contingent consideration was estimated to be INR 1,120,510.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        As at March 31, 2018, it is highly probable that the target will be achieved due to change in business conditions and better cash flow management. The fair value of the contingent consideration determined at March 31, 2018 reflects this development, amongst other factors and a remeasurement charge has been recognised through profit or loss.

        A reconciliation of fair value measurement of the contingent consideration liability is provided below:

As at July 31, 2017
Liability arising on business combination	610,510
Unrealized fair value changes recognized in profit or loss	294,344

As at March 31, 2018	904,854

        The contingent consideration liability is due for final measurement and payment to the former shareholders in third quarter of 2018 calendar year, subject to other customary closing conditions.

Terrapin 3 Acquisition Corporation

        On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation ("Terrapin" or "TRTL"). Terrapin is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 in its IPO in July 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently TRTL parent merged with and into the Parent Company. Pursuant to the business combination agreement, holders of shares of TRTL's Class A common stock received ordinary shares of the Parent Company in exchange for their shares of TRTL's Class A common stock on a one-for-one basis; holders of shares of TRTL's Class F common stock received one Class F share of the Parent Company, which has no economic right but only a voting right similar to ordinary shares, for each share of TRTL's Class F common stock: and each of TRTL's outstanding warrants ceased to represent a right to acquire shares of TRTL's Class A common stock and instead represent the right to acquire the same number of ordinary shares of the Parent Company, at the same exercise price and on the same terms as in effect immediately prior to the closing of the business combination.

        For accounting purposes, the Parent Company is deemed to be the accounting acquirer in the Business Combination and consequently, the Business Combination is treated as a capital transaction involving the issuance of Parent Company shares.

        The transaction has been consummated by the issuance of 6.794 million ordinary shares of Yatra Online, Inc. to holders of TRTL Class A common stock in exchange for their shares of TRTL Class A common stock on a one-for-one basis, the assumption of 34.675 million warrants issued to TRTL warrant holders and the issuance of 3.159 million Class F shares of Yatra Online, Inc. to TRTL Class F stockholders. Terrapin 3's net assets of INR 2,404,373 were combined with the Company and the issuance of ordinary shares of the Parent Company was recorded at the fair value of INR 6,474,133

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2018 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

with the resulting difference amounting to INR 4,069,760, representing the listing expense reflected as listing and related expenses in statement of profit or loss.

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

          ii)  during December 2016, the Parent Company granted 2,000,000 restricted stock units (RSUs) to certain employees. Each unit of RSU entitles the holder to purchase one share of the Company, subject to requirement of vesting conditions. These RSUs have been issued subject to a two year repurchase right in favour of the Company such that the Company will be able to acquire any unvested shares for a nominal amount. The cost of RSUs determined by the fair value at the date of grant is being amortized on a monthly graded basis over the total vesting period. For details, refer note 30.

         iii)  during December 2016, the Parent Company declared contingent dividend of INR 2,368,275 to its shareholders, certain employees, warrant holders and swap shareholders. Such contingent dividend is payable only upon the achievement by the Company of defined net revenue and earnings before interest, tax, depreciation and amortization (EBITDA) metrics in calendar year 2017 and during the period from January 1, 2018 through June 30, 2018. As at March 31, 2018 the fair value of contingent dividend attributable to shareholders, amounting to Nil (March 31, 2017: INR 2,755) has been adjusted with equity and Nil (March 31, 2017: INR 292) attributable to employees and warrant holders, has been recorded in statement of profit or loss and other comprehensive loss.

          iv)  the Parent Company incurred transaction costs amounting to INR 253,813 in March 31, 2017. An amount of INR 172,474 has been charged to statement of profit or loss and other comprehensive loss and INR 81,339 in statement of changes in equity under equity share premium.

44. Listing and related expenses

        Listing and related expenses items included:

  •
  Listing expense amounting to Nil (March 31, 2017: INR 4,069,760 and March 31, 2016: Nil). Also refer to Note 43.

  •
  Transaction cost for consummation of business combination amounting to Nil (March 31, 2017: INR 172,474 and March 31, 2016: Nil)

  •
  Contingent dividend (basis reassessment of fair valuation) amounting to Nil (March 31, 2017: INR 292 and March 31, 2016: Nil) towards contingent dividend payable to holders of certain share options and share warrants.