Form 20-F
period 2019-03-31
Yatra Online, Inc.
filed 2019-07-31
CIK 1516899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to
Commission file number 001-37968

YATRA ONLINE, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English)	Cayman Islands (Jurisdiction of incorporation or organization)

1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India
(Address of principal executive offices)

Alok Vaish
Chief Financial Officer
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India
0124 399 5500
(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	YTRA	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2019, 40,062,828 ordinary shares, par value $0.0001 per share, 2,392,168 Class A non-voting shares, par value $0.0001 per share, and 3,159,375 Class F shares, par value $0.0001 per share, were issued and outstanding.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

i

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

        The data provided herein expressed in Indian rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2019, the exchange rate between the U.S. dollar and the Indian rupee expressed in Indian rupees per U.S. dollar was $1.00 = Rs. 69.16. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

        On December 16, 2016, we converted our preference shares into ordinary shares, par value $0.0001 per share, of the Company, or Ordinary Shares, and effectuated a reverse 5.4242194-for-one share split of our Ordinary Shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of Ordinary Shares underlying our share options and a corresponding adjustment to the exercise prices of such options. Unless otherwise specifically stated or the context otherwise requires, all share information and per share data included in this Annual Report prior to December 16, 2016 has been presented on a post-share split basis.

        In addition, on December 16, 2016, we completed the business combination, or Business Combination, with Terrapin 3 Acquisition Corporation, or Terrapin 3, pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016, by and among us, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, or the Business Combination Agreement. Pursuant to the terms of the Business Combination Agreement, Terrapin 3 became our partially owned subsidiary. Terrapin 3 is now known as Yatra USA Corp., or Yatra USA.

        Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2019, 2018 and 2017 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2019, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular "fiscal year" are to our fiscal year ended March 31 of that year. Our consolidated financial statements as of March 31, 2019 reflect our April 1, 2018 adoption of the new revenue recognition standard, IFRS 15 Revenue from Contract with Customers, or IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 and 2017 have not been retrospectively adjusted. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a "fiscal" year are to the calendar year ended December 31. We refer in various places within this Annual Report to Adjusted Revenue, Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period, Adjusted Basic Loss Per Share and Adjusted Diluted Loss Per Share, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See "Item 5. Operating and Financial Review and Prospects."

        In this Annual Report, we rely on and refer to information and statistics regarding the travel service industry and our competitors from market research reports and other publicly available sources.

We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management's best view as to information that is not publicly available. While we believe that all such information is reliable, we have not independently verified industry and market data from third-party sources. In addition, while we believe that our internal company research is reliable and the definitions of our industry and market are appropriate, neither our research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this Annual Report is generally reliable, such information is inherently imprecise. Projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See "Special Note Regarding Forward-Looking Statements."

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations, business environment and industry, and our proposed merger, or Merger, with and into EbixCash Travels Inc., a Cayman Islands exempted company limited by shares, or Merger Sub, a direct, wholly-owned subsidiary of Ebix, Inc., a Delaware corporation, or Ebix, pursuant to that certain Merger Agreement, dated July 16, 2019, by and among us, Ebix and Merger Sub, or the Merger Agreement, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook" and similar expressions. Forward-looking statements involve current expectations, estimates, forecasts and projections of the Company regarding the Company and its industry, and of the Company and Ebix regarding the Merger. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

  •
  our ability to consummate the Merger within the expected timeframe or at all;

  •
  the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

  •
  the failure to satisfy required closing conditions under the Merger Agreement, including, but not limited to, our ability to obtain the affirmative vote of a majority of at least two-thirds of the Yatra shareholders entitled to vote at the extraordinary general meeting in favor of adoption of the Merger Agreement, or the Yatra Shareholder Vote;

  •
  our ability to obtain the cancellation or other extinguishment of warrants to purchase our Ordinary Shares, or Yatra Warrants, such that no more than 8,768,979 Ordinary Shares remain subject to Yatra Warrants, which we refer to herein as the Warrant Cancellation, as required by the terms of the Merger Agreement;

  •
  the effect our failure to complete the Merger would have on the price of our Ordinary Shares, and our business, financial condition and results of operations;

  •
  the potential requirement that, in certain specified circumstances upon termination of the Merger Agreement we may be required to pay Ebix a termination fee of $8,160,000, or Termination Fee, or that, in the event we do not obtain the required Yatra Shareholder Vote, we may also be required to reimburse Ebix for its appropriate, documented expenses incurred or paid in connection with the Merger Agreement in an amount up to $4,000,000 in the aggregate, or Expense Reimbursement;

  •
  the expected benefits and potential value created by the Merger for our shareholders, including the ownership percentage of our stockholders in the combined company and the value of the consideration they receive in the combined company immediately following the consummation of the Merger, if it is completed;

  •
  the effect that the announcement and pendency of the Merger may have on our business, financial condition, or results of operation and our management team, including, but not limited to, the possibility that the attention of our management team may be directed toward the completion of the Merger and related matters and diverted from the day-to-day business operations of the Company, and our ability to retain and hire key personnel and maintain our relationships with customers, strategic partners, suppliers, regulatory authorities and others with whom we do business;

  •
  unexpected costs, liabilities or delays that may arise in connection with the Merger;

  •
  the outcome of any legal proceedings that may be instituted against us and others relating to the Merger Agreement and/or the Merger;

  •
  the effect of the contractual restrictions contained in the Merger Agreement that limit our ability to take certain significant actions, including, without limitation, our ability to make acquisitions or engage in discussions or negotiations with third parties seeking to acquire us;

  •
  we may have limited cash available to fund our operations due to contractual restrictions contained in the Merger Agreement that limit our ability to raise capital while the Merger is pending;

  •
  we may be required to reduce our level of spending on marketing and sales to levels that may not have occurred or may not have occurred at the same level but for the Merger due to contractual restrictions contained in the Merger Agreement;

  •
  our ability to maintain our operations and obtain additional funding for our operations, if necessary, until the consummation of the Merger;

  •
  our estimates regarding the sufficiency of our cash resources, expenses, including those related to the consummation of the Merger, our capital requirements and our potential need for additional financing, and our ability to obtain such financing and to continue as a going concern if the Merger is not completed.

  •
  our ability to identify and hire suitable replacements for any members of our senior management team who may seek other employment opportunities, including our Chief Financial Officer who has advised us of his intention to resign from his position effective mid-October 2019;

  •
  our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

  •
  our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

  •
  the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate;

  •
  the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts and natural calamities;

  •
  our ability to successfully negotiate our contracts with airline suppliers and global distribution system, or GDS, service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive;

  •
  the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets;

  •
  our ability to pursue strategic partnerships and the risks associated with our business partners, including the potential bankruptcy, restructuring, consolidation or alliance of any of our partners, the credit worthiness of our business partners, the possible obligation to make payments to these partners and our dependence on a small number of such partners for a significant percentage of our revenue;

  •
  the recent insolvency proceedings of Jet Airways (India) Ltd., or Jet Airways, and the potential impact of this and other recent developments in the Indian travel industry on our profitability and financial condition;

  •
  political and economic stability in and around India and other key travel destinations;

  •
  geopolitical risk and changes in applicable laws and regulations;

  •
  fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies;

  •
  the risk that compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer and maintaining proper and effective internal controls over financial reporting, will be expensive and time consuming;

  •
  our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents, or OTAs;

  •
  our reliance on third-party systems and service providers, including our recently outsourcing of certain of our call center services, and the impact any disruption or adverse change in their business or deterioration in the quality of their performance may have on our business;

  •
  we may be subject to proceedings or claims arising from travel-related accidents and or other legal, administrative or regulatory proceedings;

  •
  the ability to adapt services to changes in technology or the marketplace and successfully incorporate new features, improvements and strategies;

  •
  our ability to increase the number of visits to our search platform and referrals to our advertisers;

  •
  our ability to successfully implement our growth strategy;

  •
  our ability to maintain and increase our brand awareness;

  •
  the growth in the usage of mobile devices and our ability to successfully monetize this usage;

  •
  potential difficulty in collecting payments in a timely manner on our outstanding accounts receivables from customers;

  •
  our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us;

  •
  our reliance on search engines, which may change their algorithms;

  •
  risks associated with online commerce security;

  •
  our ability to protect our intellectual property;

  •
  fluctuations in quarterly results and the potential impact of such fluctuations on the value of our Ordinary Shares;

  •
  the significant influence our large shareholders have over our company;

  •
  our ability to attract, train and retain executives and other qualified employees;

  •
  our ability to consummate the acquisition of ATB's remaining outstanding shares in the anticipated timeframe and on the terms we anticipate;

  •
  the outcome of ongoing arbitration proceedings between us and the sellers in the ATB transaction and the related criminal complaint, or Complaint, filed by one of the sellers with the Economic Offences Wing, or EOW, of the Delhi Police;

  •
  our ability to realize the anticipated benefits of any past or future acquisitions, including our acquisition of a majority of the shares of ATB and our more recent acquisition of TCIL; and

  •
  risks relating to the possibility of an adverse tax judgment.

        Additional key factors that could cause actual results to differ materially from those projected in the forward looking statements includes, but are not limited to, economic, business, competitive, and/or regulatory factors affecting our and Ebix's respective businesses generally, including those set forth herein, especially in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects" elsewhere in this Annual Report and in our subsequently filed Reports of Foreign Private Issuer on Form 6-K and other filings we make with the SEC.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

  A.
  Selected Consolidated Financial Data

        The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2019, 2018 and 2017 and the selected consolidated statement of financial position data as of March 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2016 and 2015 and the selected consolidated statement of financial position data as of March 31, 2017 and 2016 have been derived from our audited consolidated financial statements not included in this Annual Report. The selected consolidated statement of financial position data as of March 31, 2015 have been derived from our audited consolidated financial statements that were part of the final prospectus included in the Registration Statement on Form F-4 filed on November 21, 2016 but are not included in this Annual Report.

        The financial data set forth below should be read in conjunction with, and is qualified by reference to, "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method and, accordingly, the comparative information has not been restated. Our historical results do not necessarily indicate results expected for any future period.

        The translations of Indian rupee amounts to US dollars amounts set forth below are solely for the convenience of the reader and are based on the noon buying rate of in The City of New York for cable transfers of INR 69.16 per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2019. We make no representation that the Indian rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

        The following information should be read in conjunction with, and is qualified in its entirety by reference to, "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended March 31,
Consolidated statement of profit or loss and other comprehensive loss (amounts in thousands, except per share data and number of shares)	2015 INR	2016 INR	2017 INR	2018 INR	2019 INR	2019 USD
Revenue:
Air Ticketing	2,331,028	2,876,688	3,656,976	5,012,931	3,449,265	49,874
Hotels and Packages	4,007,138	5,225,136	5,326,414	6,628,236	4,914,420	71,059
Other services	14,525	28,885	52,896	105,249	56,419	816
Other revenue	175,003	214,524	320,527	502,097	938,476	13,570

Total revenue	6,527,694	8,345,234	9,356,813	12,248,513	9,358,580	135,318

Other income	53,293	26,662	25,282	90,001	263,785	3,814
Service cost	3,140,865	4,164,352	4,179,486	4,930,757	4,282,803	61,926
Personnel expenses	1,155,332	1,524,055	2,115,308	2,902,840	2,550,214	36,874
Marketing and sales promotion expenses	1,471,126	1,687,541	2,457,242	4,153,920	809,996	11,712
Other operating expenses	1,590,188	1,967,162	2,217,887	3,285,530	3,975,805	57,487
Depreciation and amortisation	208,939	233,703	275,587	425,600	581,746	8,412

Results from operations	(985,463)	(1,204,917)	(1,863,415)	(3,360,133)	(2,578,199)	(37,279)

Share of loss of joint venture	(11,005)	(11,802)	(9,441)	(10,559)	(12,772)	(185)
Finance income	93,474	95,072	139,158	91,912	41,310	597
Finance costs	(87,578)	(111,973)	(149,863)	(153,056)	(263,290)	(3,807)
Listing and related expense	—	—	(4,242,526)	—	—	—
Change in fair value of warrants—gain/(loss)	85	(3,167)	230,111	(563,253)	1,667,193	24,106

Loss before taxes	(990,487)	(1,236,787)	(5,895,976)	(3,995,089)	(1,145,758)	(16,568)

Tax (expense) / credits	42,720	(6,515)	(40,987)	(56,887)	(47,837)	(692)

Loss for the period	(947,767)	(1,243,302)	(5,936,963)	(4,051,976)	(1,193,595)	(17,260)

Loss attributable to:
Owners of the Parent Company	(936,504)	(1,218,824)	(5,901,483)	(3,993,140)	(1,148,203)	(16,604)
Non-controlling interest	(11,263)	(24,478)	(35,480)	(58,836)	(45,392)	(656)

Loss for the period	(947,767)	(1,243,302)	(5,936,963)	(4,051,976)	(1,193,595)	(17,260)

Loss per share
Basic	(47.98)*	(58.10)*	(237.89)	(116.41)	(26.37)	(0.38)
Diluted	(47.98)*	(58.10)*	(237.89)	(116.41)	(26.95)	(0.39)
Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	19,518,909 **	20,976,502 **	24,807,122 **	34,301,152	43,543,991	43,543,991
Diluted	19,518,909 **	20,976,502 **	24,807,122 **	34,301,152	44,286,393	44,286,393

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

        The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2019, 2018, 2017, 2016 and 2015:

	March 31
Consolidated Statement of financial position data (amounts in thousands)	2015 INR	2016 INR	2017 INR	2018 INR	2019 INR	2019 USD
Trade and other receivables	1,364,840	1,362,838	1,970,375	3,976,751	4,921,270	71,158
Term deposits	777,405	1,024,890	3,027,861	1,012,144	1,029,533	14,886
Cash and cash equivalents	234,474	389,664	1,532,629	2,465,073	2,161,014	31,247
Total assets	4,680,673	5,354,026	9,574,434	11,616,787	12,551,897	181,491
Total equity attributable to equity holders of the company	728,206	429,472	3,137,487	(224,918)	2,359,749	34,120
Borrowings	235,985	469,433	44,877	851,829	1,176,405	17,010
Trade and other payables	2,106,123	2,267,824	3,148,544	5,049,630	5,268,046	76,172
Total liabilities	3,945,715	4,912,968	6,384,865	11,842,066	10,172,727	147,090
Total equity and liabilities	4,680,673	5,254,026	9,574,434	11,616,787	12,551,897	181,491

Other Data:

        The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2015	2016	2017	2018	2019
Figures in thousands
Quantitative details*
Air Passengers	4,207	5,698	6,869	8,875	10,163
Hotel room nights	944	1,139	1,383	2,098	2,341
Holiday packages passengers travelled	100	130	143	168	134
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	40,438,326	49,268,781	57,562,263	79,156,190	97,638,313
Hotels and Packages	7,368,475	9,614,004	10,435,643	13,386,288	13,511,914

Total	47,806,801	58,882,785	67,997,906	92,542,478	111,150,227

Adjusted Revenue***
Air Ticketing	2,331,028	2,876,688	3,656,976	5,012,931	5,708,152
Hotels and Packages	866,273	1,060,785	1,146,928	1,697,479	1,880,123
Others (Including other income)	242,821	270,072	398,704	697,347	1,322,738

Total	3,440,122	4,207,545	5,202,608	7,407,757	8,911,013

Net Revenue Margin %****
Air Ticketing	5.8%	5.8%	6.4%	6.3%	5.8%
Hotels and Packages	11.8%	11.0%	11.0%	12.7%	13.9%

*
Quantitative details are considered on Gross basis.

**
Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***
As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Adjusted

  Revenue, which is a non IFRS measure. We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

****
Net Revenue Margins are defined as Adjusted Revenue as a percentage of Gross Bookings.
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

Risks Related to the Merger

Failure to consummate the Merger within the expected timeframe or at all could have a material adverse impact on our business, financial condition and results of operations.

        On July 16, 2019, we entered into the Merger Agreement with Ebix, and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix . There can be no assurance that the Merger will be consummated within the expected timeframe or at all. The consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of a majority of at least two-thirds of the Yatra shareholders entitled to vote at the extraordinary general meeting, or Yatra Shareholder Approval, (ii) the absence of any law, injunction or order preventing or prohibiting consummation of the Merger, (iii) the declaration of the effectiveness by the U.S. Securities and Exchange Commission, or SEC, of the Registration Statement on Form S-4, or Form S-4, to be filed with the SEC by Ebix in connection with the registration of the Series Y Convertible Preferred Stock, par value $0.10 per share, of Ebix, or Ebix Preferred Stock, to be issued in connection with the Merger and (iv) the authorization for listing on the Nasdaq Capital Market, or Nasdaq, of the shares of Ebix Preferred Stock to be issued in the Merger and such other shares of Ebix Preferred Stock to be reserved for issuance in connection with the Merger. The obligations of each party to consummate the Merger are also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the closing (subject to customary materiality qualifiers), (ii) the absence of any material breach by the other party of any of its covenants or agreements under the Merger Agreement, and (iii) the absence of a material adverse effect with respect to the other party. The obligations of Ebix and Merger Sub to consummate the Merger are further conditioned upon (i) the completion of the Warrant Cancellation, (ii) Ebix's receipt of written acknowledgement from the Company's financial advisor that its fees and expenses due for such services have been paid in full and (iii) other customary closing conditions. There can be no assurance that these and the other conditions to closing will be satisfied in a timely manner or at all.

        The Merger Agreement also provides that the Merger Agreement may be terminated by us or Ebix under certain circumstances, and in certain specified circumstances upon termination of the Merger Agreement, we will be required to pay Ebix a Termination Fee of $8,160,000. We will also be required to pay Ebix the Expense Reimbursement in an amount up to $4,000,000 in the aggregate in connection with the failure to obtain the Yatra Shareholders Approval. If we are required to make any of these payments, doing so would materially adversely affect our business, financial condition and results of operations.

        There can be no assurance that a remedy will be available to us in the event of a breach of the Merger Agreement by Ebix or its affiliates or that we will wholly or partially recover for any damages incurred by us in connection with the Merger. A failed transaction may result in negative publicity and a negative impression of us among our users, business partners, investment community and business community generally.

        We could also be subject to other risks if the Merger is not consummated, including:

  •
  the economic, business, competitive, and/or regulatory factors affecting our business generally and potential uncertainty in the marketplace, including those set forth herein, especially in this "Risk Factors" section and in the section entitled "Operating and Financial Review and Prospects" elsewhere in this Annual Report;

  •
  the attention of our management may have been diverted to the Merger rather than other strategic opportunities that could have been beneficial to the Company;

  •
  members of our senior management team may seek other employment opportunities, and we may not be able to identify or hire a suitable replacement;

  •
  we may become subject to legal proceedings that may be instituted against us and others relating to the Merger Agreement and/or the Merger;

  •
  we may have limited cash available to fund our operations due to contractual restrictions contained in the Merger Agreement that limit our ability to raise capital while the Merger is pending;

  •
  we may have reduced our level of spending on marketing and sales to levels that may not have occurred or may not have occurred at the same level but for the Merger due to contractual restrictions contained in the Merger Agreement;

  •
  the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

  •
  we may incur additional unexpected costs, liabilities or delays that may arise in connection with the Merger; and

  •
  we may experience potential disruptions to our business and operations, such as distraction of our employees to pursue other opportunities that could be beneficial to the Company, without the Merger being consummated.

        Further, any disruptions to our business resulting from the announcement and pendency of the Merger, including any adverse changes in our relationships with our business partners, users and employees, could continue or accelerate in the event of a failed transaction. In addition, if the Merger is not completed, and there are no other parties willing and able to acquire us at a price comparable to that contemplated by the Merger, on terms acceptable to us, the price of our Ordinary Shares will likely decline to the extent that the current market price of our Ordinary Shares reflects an assumption that the Merger will be completed. Also, we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the Merger, for which we will have received little or no benefit if the Merger is not completed. These fees and costs will be payable by us even if the Merger is not completed.

The Merger may be completed even though certain events occur prior to the closing that materially and adversely affect us or Ebix.

        The Merger Agreement contains certain termination rights for Ebix and Yatra, including, among others, the right of either party to terminate the Merger Agreement if (i) the Merger has not been consummated on or prior to April 12, 2020, which we refer to as Outside Date, (ii) any court or other governmental authority of competent jurisdiction has issued an order or taken any other actions permanently restraining, enjoining or otherwise prohibiting the Merger, and such order or other action has become final and nonappealable, (iii) the Yatra Shareholder Approval is not obtained at the extraordinary general meeting for the purpose of adopting the Merger Agreement, (iv) the other party breaches its representations, warranties or covenants in a manner that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances) or (v) the occurrence of a material adverse effect on the other party's business. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on us or Ebix. If any such material adverse change occurs and we and Ebix still complete the Merger, the market price of the combined organization's common stock may suffer. This in turn may reduce the value of the Merger to our shareholders.

The Exchange Ratio (as defined herein) is fixed and is not adjustable based on the market price of our Ordinary Shares, so the merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

        The Merger Agreement establishes the Exchange Ratio for our outstanding Ordinary Shares, our Class A Non-Voting Shares, par value $0.0001 per share, or Class A Shares, Class F Shares, par value $0.0001 per share, or Class F Shares, our options and our restricted stock units, the Class F common stock, par value $0.0001 per share, of Yatra USA, or Yatra USA Class F Shares, and certain equity shares, par value 10 Indian rupees per share, of Yatra India, or Yatra India Shares, and also establishes the amount that will be offered to certain of our warrant holders in connection with the Merger as follows:

  •
  All of the issued and outstanding Ordinary Shares, Class A Shares and Yatra USA Class F Shares, will be cancelled and converted into the right to receive 0.005, or Exchange Ratio, of a share of Ebix Preferred Stock;

  •
  Each Class F Share that is issued and outstanding will be cancelled and converted into the right to receive 0.00000005 of a share of Ebix Preferred Stock;

  •
  Each Yatra India Share that is issued and outstanding will be cancelled and converted into the right to receive a specified number of shares of Ebix Preferred Stock, as set forth in the Merger Agreement;

  •
  Each option to purchase Ordinary Shares, whether vested or unvested, will be canceled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share (as defined in the Merger Agreement), if any, subject to such option, the merger consideration that would be received for one Ordinary Share;

  •
  Each of our restricted stock units, whether vested or unvested, will be cancelled and converted as of immediately prior to the Effective Time into the right to receive the merger consideration due an Ordinary Share; and

  •
  Each Yatra Warrant, to the extent not cancelled in the Warrant Cancellation, will be assumed by Ebix and become, as of the Effective Time, an option to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Yatra Warrant immediately prior to the Effective Time, shares of Ebix Preferred Stock, such option an Assumed Warrant, except that (A) the number of shares of Ebix Preferred Stock, subject to such Assumed Warrant will be equal to the product of (x) the number of Ordinary Shares that were subject to such Yatra Warrant immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (B) the per-share exercise price will be equal to the quotient of (1) the exercise price per Ordinary Share at which such Yatra Warrant was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio.

        Each share of Ebix Preferred Stock is convertible, at the option of the holder, into 20 shares of common stock of Ebix.

        Any changes in the market price of our Ordinary Shares before the completion of the Merger will not affect the number of shares of Ebix Preferred Stock issuable to holders of our and certain of our subsidiaries' capital stock pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of our Ordinary Shares increases from the market price of our Ordinary Shares on the date of the Merger Agreement, then our shareholders could receive merger consideration with substantially less value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the Merger the market price of our Ordinary Shares declines from the market price on the date of the Merger Agreement, then our shareholders could receive merger consideration with greater value than the value of such merger consideration on the date of the Merger Agreement. The Merger Agreement does not include a price-based termination right. Because the Exchange Ratio does not adjust as a result of changes in the market price of our Ordinary Shares, for each one percentage point change in the market price of our common stock, there is a corresponding one percentage point rise or decline, in the relative value of the total merger consideration payable to our shareholders pursuant to the Merger Agreement.

The announcement and pendency of the Merger could have an adverse effect on our business, financial condition, results of operations, or business prospects.

        The announcement and pendency of the Merger could disrupt our businesses in the following ways, among others:

  •
  our ability to maintain our relationships with customers, strategic partners, suppliers, regulatory authorities, lenders and others with whom we do business may be negatively impacted and such parties may seek to terminate and/or renegotiate their relationships with us as a result of the Merger, whether pursuant to the terms of their existing agreements with us or otherwise;

  •
  contractual restrictions contained in the Merger Agreement will limit our ability to take certain significant actions, including, without limitation, our ability to make acquisitions or engage in discussions or negotiations with third parties regarding acquisitions of Yatra;

  •
  we may have limited cash available to fund our operations due to contractual restrictions contained in the Merger Agreement that limit our ability to raise capital while the Merger is pending;

  •
  we may be required to reduce our level of spending on marketing and sales to levels that may not have occurred at the same level but for the Merger due to contractual restrictions contained in the Merger Agreement;

  •
  our ability to retain and hire management, sales and other key personnel may be negatively impacted as a result of the announcement of the merger; and

  •
  the attention of our management may be directed towards the completion of the Merger and related matters and may be diverted from the day-to-day business operations of the Company, including from other opportunities that might otherwise be beneficial to us.

        Any of these matters could adversely affect our financial condition, results of operations, or business prospects.

The Merger Agreement contains restrictive covenants that, during the pendency of the Merger, will limit our ability to respond to changes in market conditions or pursue business opportunities, which could adversely affect our business.

        The covenants in the Merger Agreement contain certain contractual restrictions on the conduct of our business that limit our ability to take certain significant actions during the period prior to the consummation of the Merger, absent consent from Ebix. These covenants include, without limitation, restrictions that will impede our ability to make acquisitions, to issue shares of our share capital or any share of capital stock of our subsidiaries, make certain capital expenditures, raise financing in excess of the thresholds in the Merger Agreement or to complete certain other transactions that are not in the ordinary course of business, pending completion of the Merger. Although the Merger Agreement provides that Ebix will not unreasonably withhold its consent, there can be no assurances that it will grant such consent when and if requested. In addition, while the Merger Agreement is in effect, we are subject to certain non-solicitation obligations relating to acquisition proposals that may prevent us from entering into alternative acquisition transactions with third parties, subject to certain exceptions relating to fiduciary duties. Any such transactions could be favorable to our shareholders. These contractual restrictions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities, fund capital expenditures, or raise capital, any of which could have a material and adverse effect on the prospects of our business, which could be detrimental to our shareholders in the event the Merger is not completed. These restrictions may affect our ability to grow our business and take advantage of market and business opportunities or to raise additional debt or equity capital. As a result, if the Merger is not completed, we may be at a disadvantage to our competitors during such period.

Provisions of the Merger Agreement may discourage third parties from submitting alternative acquisition proposals, including proposals that may be superior to the Merger.

        The terms of the Merger Agreement impose certain non-solicitation obligations on us relating to acquisition proposals. Subject to certain exceptions, the terms of the Merger Agreement prohibit us from providing non-public information to, or engaging in discussions or negotiations with, third parties regarding acquisition proposals, except in limited circumstances when our board of directors determines in good faith that an unsolicited alternative takeover proposal constitutes, or is reasonably likely to result in, a superior acquisition proposal, and that failure to pursue such proposal would be considered a breach of the board's fiduciary duties. Further, Ebix generally has a right to match any competing acquisition proposals that may be made. If we terminate the Merger Agreement because we enter into an alternative superior transaction, we would be required to pay the Termination Fee to Ebix. Such Termination Fee may discourage third parties from submitting alternative takeover proposals to us and may cause the board of directors to be less inclined to recommend an alternative proposal.

Failure to attract and retain skilled personnel, including a replacement Chief Financial Officer, in the event that we do not consummate the Merger could materially and adversely affect us.

        We are a small company, and our success depends in part on the continued service of our senior corporate management and other key employees, and our ability to identify, hire and retain additional personnel as needed. Our current Chief Financial Officer has advised us of his intention to resign from his position effective mid-October 2019. In the event that we do not consummate the Merger, the departure of our Chief Financial Officer and any subsequent failure to identify and hire a successor could seriously harm our business.

        Our industry is characterized by high demand and intense competition for talent. In the event that we do not consummate the Merger, we may not be able to continue to attract and retain the senior corporate management and other key employees necessary for our growth and development. The loss of one or more of such employees in the foreseeable future could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Industry

We have a history of operating losses.

        We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra's net losses were INR 1,193.6 million for fiscal year 2019 as compared to a loss of INR 4,052.0 million in fiscal year 2018 and a loss of INR 5,937.0 million in fiscal year 2017. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

        The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India , Booking.com B.V., Cleartrip Pvt. Ltd., Carlson Wagonlit Travel, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel and Tours (India) Private Limited and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

        Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta-search sites, including TripAdvisor, Trivago and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

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

        In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with travel supplier-related channels or other competitors, our business and results of operations may be adversely affected.

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

        There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

The slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular could adversely affect our business and financial performance.

        Substantially all of our operations are located in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, the repercussions from the June 2016 United Kingdom referendum to withdraw from the European Union and other matters. The Indian economy has recently experienced a slowdown in its economic growth. The Indian economy could be further adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government's implementation of a comprehensive nationwide goods and services tax, or GST regime, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

        In the past, economic slowdowns in the Indian economy may have harmed the travel industry as customers had less disposable income for their travels, especially holiday travel. If there is a slowdown in the India's economic growth, it will likely have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

        If the growth in the Indian travel industry cannot be sustained or the Indian economy as a whole continues to experience a slowdown in growth, our business and results of operations could be adversely affected.

We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

        We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry in recent years has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Jet Airways, one of the largest private airlines in the India, has recently ceased operations and subsequently been referred to insolvency proceedings, which has reduced the number of domestic and international flights available to us and negatively impacted our revenue. The insolvency proceedings of Jet Airways may make doubtful the recovery of our receivables from the airline, such as commissions, productivity linked bonus, tax collected at source and refunds for cancelled tickets. The Jet Airways bankruptcy has created, and any future bankruptcies or increased consolidation could create, challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

Jet Airways, prior to its cessation of operations, and Air India have recently moved to a single GDS service provider platform; there can be no assurance that other airline suppliers will not institute similar measures.

        As a cost-savings measure, Jet Airways, prior to its cessation of operations, and Air India, have recently discontinued providing domestic reservation inventory to multiple GDS platforms. Air India now uses two GDS providers for its entire domestic inventory and, beginning in 2020, is expected to reduce that number further to just one exclusive GDS provider for its domestic inventory. As a result of these changes, which we refer to as Reservation Content Movement, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Jet Airways and Air Indian ticketing have decreased. Further, due to Reservation Content Movement, we have experienced a shortfall in our Air Ticketing revenue of approximately INR 65.2 million for the fiscal year 2019. We are in the process of renegotiating our existing GDS contracts and there can be no assurance that we will be able to conclude them on favorable terms or at all. There can be no assurance that other major partners will not institute such cost-savings measures, or other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business and results of operations.

The commission and other fees we receive from airline suppliers (including our GDS service providers) for the sale of air tickets may be reduced or eliminated, and this could adversely affect our business and results of operations.

        In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. We have recently experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers. The fees we are able to generate from our GDS service providers have recently been reduced due to Jet

Airways' cessation of operations and Reservation Content Movement, which have led to a decrease in our volume of sales transacted on the GDS platforms. As a result, our ability to meet the minimum sales volume thresholds required by our GDS service providers in order to generate revenue have been negatively impacted. We are in the process of renegotiating our existing GDS contracts and there can be no assurance that we will be able to conclude them on favorable terms or at all. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We depend on a small number of airline suppliers in India for a significant percentage of our Air Ticketing revenue.

        Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to seven domestic airlines as well as over 400 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines. Because the majority of the domestic Indian air travel industry is concentrated among these four domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines (the largest Indian airline has nearly 50% of the domestic market share as of June 2019), are more likely to impact our business. Our dependence on a limited number of domestic airlines means that the recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation and liquidity constraints. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition and results of operations.

Our business depends on our relationships with a broad range of travel suppliers, and any adverse changes in these relationships, or our inability to enter into new relationships, could negatively affect our business and results of operations.

        We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter into new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. Our arrangements with travel suppliers are not typically subject to long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and may cease to supply us with the same level of access to travel inventory in the future.

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

        India has experienced terror attacks in the past, including the coordinated attacks in 2008 in multiple locations in Mumbai and a terrorist attack on security forces in Jammu and Kashmir in 2019, and may experience similar attacks in the future. In recent years, hotels, airlines, airports and cruises have been the targets of terrorist attacks, including in the Gulf of Aden, India, Spain, Egypt, Russia, Turkey, Sri Lanka, France, United Kingdom and Belgium. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts, even those outside of India or other neighboring countries, may result in a decline in the travel industry and adversely impact our business and prospects.

        In addition, South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have also been incidents in and near India such as troop mobilizations along the border and terrorist attacks. Such military activity or other adverse social and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies or travel to affected regions involve a high degree of risk and could have an adverse impact on our business and the price of our Ordinary Shares. Recently the air space ban over Pakistan for flights from or to India has significantly increased flight times and ticket costs. Furthermore, if India were to become engaged in armed hostilities, we may not be able to continue our operations. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and results of operations.

        The outbreak of severe illnesses, such as the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, malaria, H1N1 influenza virus, avian flu and the Zika virus, could materially affect the travel industry, reduce our revenues and adversely impact travel behavior, particularly if they were to persist for an extended period.

        India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in past years. For example, the state of Kerala in southern India, the states of Assam, Bihar and West Bengal in eastern India, the states of Jammu and Kashmir in northern India, and the state of Maharashtra in western India have each experienced widespread flooding in the current and past few years. Further, tropical cyclones have struck southern and eastern India in the current and past few years, resulting in torrential rains and heavy flooding. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, epidemics or disruptions in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and results of operations.

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

        Given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers' travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2019, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates.

We have limited experience operating as a public company, and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.

        As a U.S. reporting company, we incur significant legal, accounting and other expenses. Prior to becoming a U.S. reporting company, we had not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. We have not previously been required to establish and maintain disclosure controls and procedures such as Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes-Oxley Act, and internal controls over financial reporting applicable to a public company with securities registered in the United States. Compliance with reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, as our current Chief Financial Officer has advised us of his intention to resign from his position, we will face the additional challenge of seeking an appropriate replacement for his position while also meeting our compliance and financial reporting obligations as a public company in his absence. If we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our Ordinary Shares to decline.

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

  •
  process hotel reservations;

  •
  process credit card, debit card, net banking, Unified Payment Interfaces and e-wallet payments;

  •
  provide computer infrastructure critical to our business; and

  •
  provide customer relationship management, or CRM, software services.

        These third parties are subject to general business risks, including system downtime, cybersecurity breaches, fraudulent access, natural disasters, the outbreak or escalation of hostilities, human error or other causes leading to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. For example, technical glitches in third-party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

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

During the fiscal year 2019, we closed our physical retail sales locations, which could materially adversely impact our revenues from holiday packages sales and our results of operations.

        We have closed our physical retail sales locations as part of our strategy to cut costs and improve profitability. We have already experienced some decrease in sales of holiday packages due to the closing of our retail sales locations and, if we are unable to realize the anticipated benefits from our efforts to improve profitability, a continued loss of sales revenue due to the lack of physical retail locations could materially adversely impact our holiday packages business and our results of operations.

We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

        As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and increases in customer dissatisfaction may adversely impact our business.

        In 2015, we launched a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third-party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third-party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all of the licenses and permits required for it to provide travel products to consumers.

        The actions that we take to monitor and enhance the performance of our travel suppliers may be inadequate to timely discover these quality issues. There may be customer complaints and litigation against us due to our travel suppliers' failure to provide satisfactory travel products or services. If our travelers are dissatisfied with the travel products and services provided by third-party vendors they find through our marketplace platform, they may reduce their use of, or completely forgo, our marketplace platform as well as our core platform, including our mobile apps. They may also demand refunds of their payments to us or claim compensation from us for damages suffered as a result of our travel suppliers' performance or misconduct. Increases in customer dissatisfaction with third-party vendors could damage our brand, reduce our traffic and materially and adversely affect our business and results of operations.

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

During the fiscal year 2019, we entered into outsourcing agreements with third parties for certain call center services for certain of our business operations. Any disruption, interruption or deterioration in the services provided by these third parties may have an adverse effect on our business.

        We have recently entered into outsourcing agreements with third parties to provide call center services to our business. If these third parties are unable to perform to our standards or to provide the level of customer service expected by our clients, our reputation could suffer, which could potentially result in a loss of clients, and we may be forced to pursue alternatives to such third parties, which could potentially result in delays, interruptions or additional expenses. In addition, our third-party service providers are subject to general business risks, including system downtime, hacker attack, fraudulent access, natural disaster, human error or other causes leading to unexpected business interruptions. Any deterioration in our call center service and any delays, interruptions or expenses we experience as a result of having third parties provide our call center services could have a material adverse effect on our business or results of operations.

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

        In addition, we receive significant media coverage in India and other geographic markets. We could receive unfavorable publicity regarding, for example, our practices relating to personnel, business, operating, accounting, prospects, business ethics, privacy and data protection, product changes, competitive pressures, the accuracy of user-generated content, product quality, litigation or regulatory activity. Such allegations could adversely affect our reputation with our users and advertisers. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website by anyone, and may even be posted on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Such potential negative publicity also could have an adverse effect on the size, engagement and loyalty of our user base and result in decreased revenue, which could adversely affect our business and results of operations.

We are exposed to the proceedings or claims arising from travel-related accidents or customer misconducts during their travels, the occurrence of which may be beyond our control.

        Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers' claims arising from or relating to travel-related accidents. As we enter into transactions with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also "—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform." However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers' negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

        From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management's attention and other factors. In addition, it is possible that an unfavorable outcome of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take actions against us.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

        We believe that certain metrics are key to our business, including travel expenditures, customers, repeat customers, total transaction volume, gross bookings, customer traffic, monthly visitors, app downloads, number of travel agents and bookings. As the industry in which we operate continues to evolve, the metrics by which we evaluate our business may change over time. While these numbers are based on what we believe to be reasonable estimates, our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the Internet on multiple browsers or devices, some users may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on all of our platforms. As such, the calculations of our traffic and monthly visitors may not accurately reflect the number of people actually visiting our platforms. Also, if the internal tools we use to track these metrics under-count or over-count performance or contain algorithmic or other technical errors, the data and/or reports we generate may not be accurate. In addition, historically, certain metrics were calculated by independent third parties, and have not been verified by us. We calculate metrics using internal tools, which are not independently verified by a third party. In addition, we continue to improve upon our tools and methodologies to capture data and believe that our current metrics are more accurate; however, the improvement of these tools and methodologies could cause inconsistencies between current data and previously reported data, which could confuse investors or lead to questions about the integrity of the data.

The roll-out of new features, improvements and strategies may not meet our expectations.

        We are constantly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. However, there is no guarantee that these initiatives will ultimately be successful and, if they are not, our business and results of operations may be materially adversely affected. For example, in 2014 we launched our eCash program to reward customers for repeat purchases. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. This program may not have the positive impact on total transaction volume and customer retention that we originally anticipated. For example, we currently expect that some customers who book business travel through our corporate platform will receive the eCash points associated with that travel. However, if the eCash is held by the employer rather than the employee, the impact of this initiative may not be as significant as expected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. For example, we have moved toward a "Mobile First" business model. However, we can provide no assurance that we will not experience delays or disruptions on this initiative or that, the market opportunity for a "Mobile First" business will not have changed in a way that could negatively impact our "Mobile First" business, our efforts to attract new customers and our results of operations.

The online homestay market is rapidly evolving and if we fail to compete successfully, our business and results of operations may suffer.

        We have added homestays through our Yatra and Travelguru websites. The online homestay market is an evolving market. Since we began offering such services, there have been and continue to be significant business, marketing and regulatory developments. Operating in new and relatively untested markets requires significant management attention and financial resources. We cannot provide any assurance that our efforts to expand in this market will be successful, and the investment and additional resources required to establish operations and manage growth may not produce the desired financial results.

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

        On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of the company Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing. To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment. A criminal complaint has been filed, and arbitration proceedings have commenced, in connection with a dispute between one of the Sellers in the ATB transaction and Yatra India and certain other parties. See "— There can be no assurance that our acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB," and "Item 4. Information on the Company —Business Overview—Litigation—ATB Arbitration."

        On February 8, 2019, we, through our subsidiary, Yatra India, acquired all of the outstanding shares of Travel.Co.In Limited, or TCIL, the travel business of PL Worldways, pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, TCIL and the sellers party thereto, which we refer to as the TCIL Share Purchase Agreement.

        As we continue to integrate ATB and TCIL into the Yatra portfolio, there may be unexpected costs and difficulties in integrating these new businesses into our operations.

As we increase our sales efforts toward larger corporate customers and B2B2C travel agents, our sales cycle, customer support efforts and collection efforts may become more time consuming and expensive.

        In recent years, we have increased our sales efforts toward larger corporate customers, including leading organizations from around India. The TCIL and ATB acquisitions were part of this effort. As we attempt to capitalize on this investment and increase our sales efforts targeted to large corporate customers, we expect to face greater costs, longer sales cycles and less predictability in completing some of our sales. Additionally, we may face challenges integrating the disparate sales approaches and strategies of the formerly separate ATB and Yatra segments. Furthermore, if a prospective corporate customer's decision to use our travel services is an enterprise-wide decision, these sales may require us to provide greater education to the prospective customer. Consequently, these customers may require us to devote greater sales, implementation and customer support resources to them.

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

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.

        We believe that our existing cash and cash equivalents will be sufficient to fund our operations to a potential closing of the Merger, but our expenses may be greater than forecasted, the closing of the Merger could be delayed, and we may need to raise additional funds to continue our operations. The covenants in the Merger Agreement contain certain contractual restrictions on the conduct of our business that will impede our ability to issue shares of our share capital or any share of capital stock of our subsidiaries, to issue debt capital or to otherwise raise financing in excess of the thresholds set forth in the Merger Agreement, or to complete certain other transactions that are not in the ordinary course of business, pending completion of the Merger, absent consent from Ebix. In the event that we do obtain such consent from Ebix, we nevertheless might be unable to obtain additional debt or equity financing on favorable terms, or at all. If we were able to raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the value of our Ordinary Shares could decline. If we were to engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the availability of funds depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable terms or at all to fund investments, acquisitions, stock repurchases, dividends, debt refinancing or other corporate needs, or that our counterparties in any such financings would honor their contractual commitments. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to execute on our growth strategy, which could reduce our ability to compete successfully and harm our business or we may have to curtail or cease our operations.

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

        We rely heavily on Internet search engines, such as Google, Bing and Yahoo! India, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that Google, Yahoo! India, Bing or other leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected.

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

        In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction, for example, the recent enactment of European General Data Protection Regulations. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Indian Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and results of operations. In addition, in 2018, India's Ministry of Electronics and Information Technology invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This bill would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict.

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

Intellectual property rights are important to our business and we cannot be sure that our intellectual property is protected from copying or use by others, and we may be subject to third-party claims for intellectual property rights infringement.

        Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites' domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have inter alia applied for trademark registration of our logos, and word marks for yatra and yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks and initiated legal proceedings in the appropriate courts of law for enforcing and protecting our intellectual property rights. Even with all of these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

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

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. There can be no assurance that we have not or will not inadvertently infringe on the intellectual property rights of third parties. Our defenses against these claims, even if not meritorious, could be expensive and divert management's attention from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award as damage and forced to develop non-infringing technology, obtain a license or cease using the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms or at all.

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

        The majority of our bookings are made through our Indian website and mobile offerings. According to Internet World Stats, India had 560 million Internet users as of June 2019. There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Our large shareholders exercise significant influence over our company and may have interests that are different from those of our other shareholders.

        As of July 16, 2019, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, RCH Ltd., entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, and entities and people affiliated with Altai Capital Management, LLC beneficially own approximately 48.73% of the issued and outstanding shares of our company company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 68.04% of the shares of our company, assuming such conversion and the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our memorandum and articles of association, the approval of a merger or sale of substantially all of our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

The loss of one or more of our key personnel could harm our business.

        Our future success depends upon the continued contributions of our senior corporate management and other key employees. In particular, the contributions of our Chief Executive Officer and Chief Financial Officer are critical to our overall management. We have entered into employment agreements with these individuals as well as other members of senior management, which contain non-compete provisions that extend for 18 months following the termination of such executive officer's employment. However, these agreements do not prohibit members of our senior management from resigning. For example, our current Chief Financial Officer, has advised us of his intention to resign from his position effective mid-October 2019. The loss of our Chief Financial Officer or any other member of our senior corporate management team, and any subsequent failure to identify and hire appropriate successors, could have a material adverse effect on our business, financial condition and results of operations.

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

        Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation providers, aggregators or channel managers. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and results of operations.

There can be no assurance that our acquisition of the balance of ATB's outstanding shares will be consummated in the anticipated timeframe, on the terms described herein, or at all, or that we will be able to successfully integrate any assets we acquire from ATB.

        On July 20, 2017, we, through our subsidiary Yatra India, agreed to acquire all of the outstanding shares of ATB. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a Final Payment to be made at a Second Closing. Our previously anticipated timing for the Second Closing of the ATB acquisition has been delayed substantially. In addition, the amount of the total purchase price is subject to continued negotiation between us and the other parties to the ATB Share Purchase Agreement and such amount must be agreed before the Second Closing of the ATB acquisition can occur. There can be no assurances that the parties will come to an agreement on this amount or that we will ultimately consummate the purchase of ATB's remaining outstanding shares on the terms or within the timeframe previously contemplated, or at all. Furthermore, we anticipate that the acquisition of the remaining outstanding ATB shares will be financed through a combination of cash on hand and additional financing. However, we cannot assure you that any such financing that we may require to complete the acquisition of ATB's outstanding shares will be available on terms acceptable to us, or at all.

        Additionally, on June 4, 2019, the EOW of the Delhi Police registered a First Information Report to initiate an investigation of a criminal Complaint previously filed with the EOW by Mr. Sunil Narain, or Complainant, one of the Sellers. The Complaint, which the EOW is currently investigating, alleged, among other things, cheating and criminal breach of trust in connection with Yatra India's performance of its obligations under the ATB Share Purchase Agreement. Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly. See "Item 4. Information on the Company —Business Overview—Litigation—ATB Arbitration."

        There can be no assurance that the EOW will not pursue further action in connection with the Complaint. Further, there can be no assurances that the arbitrator will issue a decision that is favorable to Yatra India or us. Failure to complete the acquisition of ATB's remaining outstanding shares would prevent us from realizing in full the anticipated benefits of the ATB Share Purchase Agreement. In addition, the market price of the Company's Ordinary Shares may reflect various market assumptions as to whether the Company will complete the acquisition of ATB's remaining outstanding shares. Any continued delay or failure to complete the acquisition of ATB's remaining outstanding shares, or any adverse development in connection with the pending investigation of the Complaint, may negatively affect the Company's business and results of operations. In addition, if we are successful in completing our acquisition of ATB's remaining outstanding shares, there can be no assurances that we will realize the full anticipated benefits that we, our investors or securities analysts anticipate.

We may fail to realize all of the anticipated benefits of our ATB and TCIL acquisitions.

        The success of our acquisitions of ATB and TCIL will depend, in large part, on our ability to successfully integrate ATB's and TCIL's technologies, operations and systems, which may be a complex, costly and time-consuming process. We may face additional integration challenges including:

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

        Any one of these factors could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if ATB and/or TCIL are integrated successfully, the full anticipated benefits of these acquisitions may not be realized, including the synergies, cost savings or sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration process. All of these factors could cause reductions in our revenues, earnings, earnings per share, decrease or delay the expected accretive effect of the acquisition and negatively impact the price of our Ordinary Shares. As a result, it cannot be assured that our acquisitions of ATB and/or TCIL will result in the realization of the full anticipated benefits.

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

The Internal Revenue Service, or IRS, may not agree to treat us as a foreign corporation for U.S. federal income tax purposes.

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

        Two years after implementation, the GST law is still evolving. The Indian government is enforcing some provisions that were initially deferred, introducing regular amendments, issuing clarifications and changing tax return formats. This has caused businesses to re-visit tax positions and contract terms, update accounting software and enhance compliance capabilities to keep up with the changing legal requirements.

        Beginning in October 2018, tax collection at source, or TCS, provisions were enforced for electronic commerce operators. As the Company primarily does business through its online portal and web-based application, the Company is required to comply with TCS provisions. As a result, the Company has obtained new registrations in all states and now files a monthly return which reconciles the values on which TCS is collected with the values disclosed by the suppliers. This has greatly increased compliance costs and is creating cash flow issues for the Company.

        The Government of India has also enabled certain states to levy additional cess in certain extraordinary circumstances. In particular, the Kerala government has introduced the Kerala Flood Cess on intra-state supplies of goods and/or services. The Kerala Flood Cess is likely to become effective from August 1, 2019 and the Company is in the process of analyzing its tax positions with respect to levy of Kerala Flood Cess, to comply with the provisions in a time bound manner.

        The Company is also in the process of filing its first annual return for fiscal year 2018 and is having a GST audit conducted by an audit firm pursuant to GST laws, which requires the figures in the Company's books and GST returns to be reconciled and reconciliation differences explained appropriately.

        The increased tax rate due to the GST regime is largely offset by tax credits. Further, for this first year of the new GST regime, the Indian government extended the time during which tax credits can be claimed for Financial Year 2017-18 by six months, which was beneficial to the Company. However, the Company still has problems claiming tax credits due to non-compliance by certain suppliers. This issue is being litigated in India by a taxpayer who is claiming that the benefit of certain tax credits should not be denied due to non-compliance by a supplier.

        The Indian government is also planning to introduce new GST tax return formats in near future. Such new formats would require the Company to review the disclosures to be made in GST returns and make changes in the enterprise resource planning, or ERP, system for capturing the requisite data.

        Overall, GST has had a mixed impact on the Company. The decentralization of tax registration and related compliance have caused a significant increase in our compliance requirements over the last two years. In addition to increased compliance costs, the Company is also paying GST taxes for hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located. While the Company is complying with the requirements of the GST regime, there are certain areas where clarity is still awaited and Company is in the process of finalizing tax positions while awaiting such clarity. The implementation of GST laws in India is still in its initial phase, and during such time the impact of the new indirect tax environment on the Company continues to be closely monitored on regular basis.

Place of effective management of our company as per Indian income tax laws

        Per the (Indian) Income Tax Act, 1961, as amended, or the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India.

        As per the IT Act a company incorporated outside India would be considered a resident in India if its Place of Effective Management or PoEM in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and finds mention in several tax treaties.

        The Central Board of Direct Taxes has issued guiding principles or Guidelines, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one of substance over form and its determination is fact driven. An entity may have more than one place of management; however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year on year basis, and process of such determination would primarily be based on whether the Company is engaged in "active business outside India". If during the tax year, PoEM exists both in and out of India, the PoEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and, accordingly, subject to taxes on its global income.

Business Connection

        As per the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Under the IT Act, one of the situations in which income is said to be deemed to be accrued in India is if it is earned through a "business connection" in India.

        As per the provisions of the IT Act, the term "business connection" has been defined to include any business activity carried out through a person who habitually exercises an authority to conclude contracts or maintains a stock of merchandise or secures orders mainly or wholly for the non-resident in India.

        The Finance Act, 2018 has broadened the scope of the term "business connection" to include "significant economic presence" of the non-resident in India (irrespective of whether the non-resident has established a place of business in India or whether or not the non-resident renders service in India or whether or not the agreement for rendering such service or activities is entered in India). "Significant economic presence" has been defined to include (i) any transaction in respect of any goods/services/property carried out by a non-resident in India including provision of download of data or software in India if the aggregate of payments arising from such transactions exceed the prescribed threshold limit in a year; or (ii) regular interactions with the users in India beyond a prescribed threshold limit through digital means; or (iii) soliciting of business activities in a continuous and systematic manner through digital means. It may be pertinent to note that the threshold limits for having significant economic presence in India have not been notified yet.

        The Finance Act, 2018 has also broadened the scope of "business connection" to provide that "business connection" shall include any business activity carried by a person in India for a non-resident where such person habitually concludes contracts or habitually plays the principal role leading to conclusion of the contracts and the contracts are in the name of the non-resident or for the transfer of the ownership of, or for granting of the right to use, property owned by that non-resident or that non-resident has the right to use or for the provision of services by the non-resident.

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

General Anti-Avoidance Rule

        General Anti-Avoidance Rules, or GAAR, came into force from April 1, 2017. GAAR gives Indian tax authorities a wide range of powers while determining tax consequences of an arrangement, which is held to be an impermissible avoidance arrangement as defined in the IT Act.

        The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefits, or tax treaty benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our company, it may have an adverse tax impact on us.

        The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. In 2018, India's Ministry of Electronics and Information Technology recently invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This bill would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. India's Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics, such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Any such changes could have an adverse effect on our business and financial performance.

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

        India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India's Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model, inventory, pricing and permitted services). India's Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

        A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our Ordinary Shares will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes and foreign investment, volatility in and actual or perceived trends in trading activity on India's principal stock exchanges, prevailing economic conditions, and policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes or interpretations or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations.

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

        Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, or the Articles of Association, the Cayman Islands Companies Law (2018 Revision), as amended, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than those of the Cayman Islands.

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

        We are incorporated in the Cayman Islands and conduct the majority of our operations in India. Most of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against our company or against these individuals in the Cayman Islands or in India in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of India could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

        We are considered a "foreign private issuer" under the Exchange Act and are, therefore, exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a "foreign private issuer" whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

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

        We are an "emerging growth company" within the meaning of the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

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

In connection with our Business Combination, we granted certain shareholders rights to nominate directors for election to our board and also entered into an investor rights agreement with certain of those shareholders, which provides additional rights to nominate directors for election to our board. Except as provided in the Business Combination Agreement and the investor rights agreement, our shareholders do not have the ability to nominate directors for election to our board.

        On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corporation stockholders and Yatra shareholders who received certain of our Ordinary Shares in connection with the Business Combination. The Investor Rights Agreement grants the each of MIHI LLC and, collectively, the Terrapin Sponsors the right to designate one representative to attend any or all meetings of our board of directors in a non-voting observer capacity. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi, Alok Vaish and Manish Amin, the right to nominate an individual for election to our board upon the resignation, removal, death or disability of any of the directors initially designated by our company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or

Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Although any shareholder may recommend potential director candidates to our Board, except as provided in the Business Combination Agreement and the Investor Rights Agreement, our shareholders do not have the ability to nominate directors for election to our Board. As a result, shareholders granted the right to nominate individuals to our board in connection with the Business Combination or the Investor Rights Agreement may be able to influence the composition of our board and, in turn, potentially influence and impact future actions taken by our board.

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

        In connection with the Business Combination, we issued certain shareholders warrants to purchase our Ordinary Shares with provisions that require liability classification. These warrants require us to "mark to market" (i.e., record the derivatives at fair value) as of the end of each reporting period as liabilities on our balance sheet. Any volatility in the trading price for our Ordinary Shares would also impact the fair value determination of our outstanding warrants. A significant increase in the trading price for our Ordinary Shares, while we are required to mark-to-market the fair value of our outstanding warrants, may have a significant adverse impact on our operating results.

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

        As of July 16, 2019, we had 40,065,285 Ordinary Shares issued and outstanding, 3,159,375 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and 2,392,168 Class A shares issued and outstanding, and Yatra USA had 3,159,375 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Shares at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could decline. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

Future issuances of any equity securities may dilute the interests of our shareholders and decrease the trading price of our Ordinary Shares.

        Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our Ordinary Shares. We may issue equity or equity-linked securities in the future, including pursuant to a private investment in public equity or other offering of equity securities, for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy the obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

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

Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

        As of July 16, 2019, there were outstanding warrants to purchase an aggregate of 17,537,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 46,458 Ordinary Shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 154,000 Ordinary Shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. In addition, as of July 16, 2019, there were outstanding options to purchase an aggregate of 1,877,229 Ordinary Shares (including 921,576 Company restricted stock units) and outstanding restricted shares which, when vested, will result in the issuance of 1,877,229, Ordinary Shares. To the extent the above-described warrants or options are exercised or the above-described restricted shares vest, or if we issue any additional equity securities, including but not limited to options, warrants, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

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

If the benefits of any of our acquisitions do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

        If the benefits of any of our past or potential future acquisitions, including our ATB and TCIL acquisitions, do not meet the expectations of investors or securities analysts, the market price of our securities may decline. In addition, the trading price of our securities following any acquisition could be volatile and subject to wide fluctuations in response to various factors relating to our acquisition activity, some of which are beyond our control. For example, our previously anticipated timing for the Second Closing of the ATB Acquisition has been delayed substantially. There can be no assurances that we will consummate the purchase of ATB's remaining outstanding shares on the terms or within the timeframe described herein, or at all, or, if we are successful in completing our acquisition of ATB's remaining outstanding shares, that we will realize the full anticipated benefits that we, our investors or securities analysts anticipate. Our failure to realize anticipated benefits with respect to the ATB acquisition or the TCIL acquisition could negatively impact the price of our securities. In addition, any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

        Factors affecting the trading price of our securities may include:

  •
  our ability to successfully complete any past or potential future acquisition, and realize the anticipated benefits of such acquisitions;

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

  •
  sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

  •
  any continued slowdown in India's economic growth; and

  •
  general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

        Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for travel-related securities or the stocks of other companies which investors perceive to be similar to ours could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

        As of July 16, 2019, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, RCH Ltd., entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, and entities and people affiliated with Altai Capital Management, LLC beneficially own approximately 48.73% of the issued and outstanding shares of our company company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 68.04% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. MIHI LLC has agreed, with certain exceptions, not to transfer, assign or sell any of its Yatra USA Class F Shares until the earlier of (i) December 16, 2017 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and the Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Yatra USA until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With the expiration of this lock-up, the Yatra USA Class F Shares held by MIHI LLC may be converted into our Ordinary Shares and sold in the public market. The shares held by MIHI LLC could also have been sold prior to the expiration of the applicable lock-up if the last sale price of our Ordinary Shares equaled or exceeded $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 15, 2017. In addition, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our Ordinary Shares issued in connection with the Business Combination. As restrictions on resale end, the market price of our Ordinary Shares could decline if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

Foreign Account Tax Compliance Act

        The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our Ordinary Shares and to withhold on a portion of payments with respect to our Ordinary Shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our Ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our Ordinary Shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term "foreign passthru payment". An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our Ordinary Shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

        Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India's largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management's analysis of publicly available information), with approximately 9.7 million travelers that have booked their travel through us as of March 31, 2019. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

        On July 16, 2019, we entered into the Merger Agreement with Ebix, and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly owned subsidiary of Ebix. For a description of the Merger Agreement, please see "Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement".

  B.
  Business Overview

        Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with more than 108,000 hotels and homestays in approximately 1,400 cities and towns across India and more than 1.5 million hotels around the world. To ensure that our service is truly a "one-stop shop" for travelers, we also provide our customers with access to approximately 1,100 holiday packages and more than 152,000 other activities such as tours, sightseeing, shows, and events.

        India is one of the world's largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. We believe that our focus on both the corporate as well as the consumer travel market positions us to address this combined market opportunity.

        To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through three go-to-market strategies: B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). We believe that the combination of our B2C and B2E channels enables us to target India's most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. Our B2B2C channel provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from approximately 24,000 travel agents in approximately 550 cities across India as of March 31, 2019. In addition, during the fourth quarter of our fiscal year 2019, we acquired TCIL, to strengthen our foothold in Southern India which further reinforced our leadership position in the enterprise travel segment.

        Our business is based on a single technology platform that serves our customers through multiple mobile applications as well as our website. Our single platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat use by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our B2E customers to become B2C customers, we operate our eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points. During fiscal year 2019, approximately 92% of our customers' visits were from direct and organic traffic.

        We define a "visit" as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use "traffic" and "visits" interchangeably in this Annual Report.

        We have moved towards a "Mobile First" business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2019, our web and mobile properties received approximately 306 million visits, an 8% increase compared to that of fiscal year 2018. Our mobile applications have been downloaded approximately 17.5 million times.

        Based on our large and loyal customer base, our comprehensive service offerings, our experienced management team and our multi-channel strategy, we believe that we are well-positioned to capitalize on the burgeoning Indian travel market. Our brand is among the most well-recognized in not only the Indian online travel industry, but all of Indian Internet commerce, and we believe that this creates a significant competitive advantage. Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience and meet the changing needs of business and leisure travelers. For example, we have opened up our holidays booking platform to third-party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

        We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

        Our revenue was INR 9,358.6 million in fiscal year 2019 and INR 12,248.5 million in fiscal year 2018, representing a decline of 23.6% over that period, primarily due to our adoption of IFRS 15. Our Adjusted Revenue was INR 8,911.0 million in fiscal year 2019 and INR 7,407.8 million in fiscal year 2018, representing an increase of 20.3%. In addition, our Gross Bookings for Air Ticketing and Hotels and Packages increased to INR 111.1 billion in fiscal year 2019 from INR 92.5 billion in fiscal year 2018, representing an increase of 20.1%.

        We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. As a result of these efforts, during the fiscal year 2019, we have witnessed year over year growth of 14% in our mobile traffic and the installation rate for our mobile applications increased 24% from March 31, 2018 to March 31, 2019. In addition, we receive over 25 million online shopper visits on our platform each month.

        During fiscal years 2019 and 2018, our net losses were INR 1,193.6 million and INR 4,052.0 million, respectively.

        Adjusted Revenue is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

Recent Developments

Ebix Merger Agreement

        On July 16, 2019, we entered into a merger agreement, or Merger Agreement, with Ebix, Inc., a Delaware corporation, or Ebix, and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix, or Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix. The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, or the Effective Time:

  •
  All of the issued and outstanding Ordinary Shares, Class A Shares and Yatra USA Class F Shares, will be cancelled and converted into the right to receive the Exchange Ratio of a share of Ebix Preferred Stock;

  •
  Each Class F Share that is issued and outstanding will be cancelled and converted into the right to receive 0.00000005 of a share of Ebix Preferred Stock;

  •
  Each Yatra India Share that is issued and outstanding will be cancelled and converted into the right to receive a specified number of shares of Ebix Preferred Stock, as set forth in the Merger Agreement;

  •
  Each option to purchase Ordinary Shares, whether vested or unvested, will be canceled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share (as defined in the Merger Agreement), if any, subject to such option, the merger consideration that would be received for one Ordinary Share;

  •
  Each of our restricted stock units, whether vested or unvested, will be cancelled and converted as of immediately prior to the Effective Time into the right to receive the merger consideration due an Ordinary Share; and

  •
  Each Yatra Warrant, to the extent not cancelled in the Warrant Cancellation, will be assumed by Ebix and become, as of the Effective Time, an option to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Yatra Warrant immediately prior to the Effective Time, shares of Ebix Preferred Stock (such option, an Assumed Warrant), except that (A) the number of shares of Ebix Preferred Stock, subject to such Assumed Warrant will be equal to the product of (x) the number of Ordinary Shares that were subject to such Yatra Warrant immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (B) the per-share exercise price will be equal to the quotient of (1) the exercise price per Ordinary Share at which such Yatra Warrant was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio.

        Each share of Ebix Preferred Stock is convertible, at the option of the holder, into 20 shares of common stock of Ebix.

        Our board of directors and the respective boards of directors of Merger Sub and Ebix have each approved the Merger Agreement, the Merger and the Plan of Merger. Our board of directors has also resolved to recommend that our shareholders adopt the Merger Agreement and the Plan of Merger. In addition, the board of directors of Ebix has approved the issuance of Ebix Preferred Stock in connection with the Merger.

        Consummation of the Merger is subject to customary closing conditions, including (i) the Yatra Shareholder Approval, (ii) the absence of any law, injunction or order preventing or prohibiting consummation of the Merger, (iii) the declaration of the effectiveness by the SEC of the Form S-4 to be filed with the SEC by Ebix in connection with the registration of the Ebix Preferred Stock to be issued in connection with the Merger and (iv) the authorization for listing on the Nasdaq Capital Market, or Nasdaq, of the shares of Ebix Preferred Stock to be issued in the Merger and such other shares of Ebix Preferred Stock to be reserved for issuance in connection with the Merger. The obligations of each party to consummate the Merger are also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the closing (subject to customary materiality qualifiers), (ii) the absence of any material breach by the other party of any of its covenants or agreements under the Merger Agreement, and (iii) the absence of a material adverse effect with respect to the other party. The obligations of Ebix and Merger Sub to consummate the Merger are further conditioned upon (i) the completion of the Warrant Cancellation, (ii) Ebix's receipt of written acknowledgement from the Company's financial advisor that its fees and expenses due for such services have been paid in full and (iii) other customary closing conditions. There can be no assurance that these and the other conditions to closing will be satisfied in a timely manner or at all.

        The Merger Agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature. During the period from the date of the Merger Agreement until the Effective Time, we and Ebix have each agreed, subject to certain exceptions, to certain covenants relating to, among other things, (i) the conduct of their respective businesses, (ii) the use of their respective reasonable best efforts to obtain governmental and regulatory approvals, if any, and (iii) the preparation and filing with the SEC of a proxy statement and Form S-4. In addition, subject to certain exceptions, we have agreed to covenants relating to (i) the submission of the Merger Agreement to our shareholders at the extraordinary general meeting for adoption, (ii) the recommendation by our board of directors in favor of the adoption by our shareholders of the Merger Agreement and (iii) certain cost-saving measures.

        In addition, we have agreed to certain non-solicitation obligations relating to acquisition proposals. We have further agreed not to, subject to certain exceptions, provide non-public information to, or engage in discussions or negotiations with, third parties regarding acquisition proposals. However, prior to the time when the Yatra Shareholder Approval is obtained, we may, in certain circumstances and in compliance with certain obligations, provide non-public information to, and participate in discussions or negotiations with third parties with respect to alternative acquisition proposals that were not solicited in violation of the Merger Agreement and, subject to compliance with certain other obligations, change our recommendation that our shareholders adopt the Merger Agreement and/or terminate the Merger Agreement to enter into a definitive agreement with respect to an acquisition proposal that constitutes a superior proposal.

        The Merger Agreement contains certain termination rights for us and Ebix, including, among others, the right of either party to terminate the Merger Agreement if (i) the Merger has not been consummated on or prior to the Outside Date, (ii) any court or other governmental authority of competent jurisdiction has issued an order or taken any other actions permanently restraining, enjoining or otherwise prohibiting the Merger, and such order or other action has become final and nonappealable, (iii) the Yatra Shareholder Approval is not obtained at the extraordinary general meeting for the purpose of adopting the Merger Agreement, (iv) the other party breaches its representations, warranties or covenants in a manner that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances) or (v) the occurrence of a material adverse effect on the other party's business.

        In addition, prior to the receipt of the Yatra Shareholder Approval, (i) we may terminate the Merger Agreement in order to enter into a definitive agreement for an acquisition proposal that constitutes a superior proposal or in response to an intervening event and (ii) Ebix may terminate the Merger Agreement as a result of our board of directors changing its recommendation with respect to the Merger Agreement.

        We will be required to pay the Termination Fee of $8,160,000 if the Merger Agreement is terminated (i) by Ebix, if our board of directors changes its recommendation that our shareholders vote in favor of adopting the Merger Agreement, (ii) by us or Ebix, if after our board of directors changes its recommendation, the Yatra Shareholder Approval is not obtained at the extraordinary general meeting or (iii) by us to enter into a superior proposal. We will also be required to pay the Termination Fee if, within twelve months following termination of the Merger Agreement due to a failure to close the Merger by the Outside Date or failure to obtain the Yatra Shareholder Approval, we consummate an acquisition proposal or enter into a definitive agreement with respect to an acquisition proposal that is subsequently consummated and, in each case, such acquisition proposal was publicly made and not publicly withdrawn prior to such termination of the Merger Agreement. If the Merger Agreement is terminated by us or Ebix because the Yatra Shareholder Approval is not obtained at the extraordinary general meeting and the Termination Fee is not then payable, then we will be required to pay Ebix the Expense Reimbursement in an amount up to $4,000,000.

        For more information, see a complete copy of the Merger Agreement, filed as Exhibit 4.25 to this Annual Report, and the information regarding Ebix and the Company, their respective businesses and the status of the Merger, as reported from time to time in other filings with the SEC.

ATB Acquisition

        On July 20, 2017, we, through our subsidiary Yatra India, agreed to acquire all of the outstanding shares of ATB pursuant to the ATB Share Purchase Agreement. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a Final Payment to be made at a Second Closing. To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment. A criminal complaint has been filed, and arbitration proceedings have commenced, in connection with a dispute between one of the Sellers in the ATB transaction and Yatra India and certain other parties. See "—Litigation—ATB Arbitration" below.

TCIL Acquisition

        On February 8, 2019, we, through our subsidiary, Yatra India, acquired all of the outstanding shares of TCIL pursuant to a TCIL Share Purchase Agreement. We expect that this acquisition will help Company to strengthen foothold in the southern India region.

Recent Developments in the Indian Air Travel Industry

        The Indian air travel industry has recently experienced several significant developments. For example, Jet Airways, one of the largest private airlines in the India, has recently ceased operations and subsequently been referred to insolvency proceedings. Jet Airways' cessation of operations is expected to result in fewer domestic and international flights and have consequent impact on ticket prices in the Indian air travel market.

        Prior to the initiation of insolvency proceedings, Jet Airways had initiated several cost-savings measures, including ending its partnership with one of the prominent global distribution system (GDS) provider used by us to access airline ticket inventory. In addition, Air India, has also discontinued providing domestic reservation inventory to the same GDS provider, as part of the Indian government's cost savings measure to use one exclusive GDS provider for its domestic inventory. We refer to these developments as the "Reservation Content Movement," in the Indian air travel market.

Our Approach

        India is one of the world's largest and fastest growing economies, with a large middle class that is benefiting from increasing disposable income and a growing adoption of mobile Internet access. Nevertheless, India's middle class is still a relatively small fragment of India's population. As outlined in the chart below, as of May 2017, India's A1-B1 socio-economic segments, which we believe to represent the educated urban consumers who are our target customers, represent just 7% of the overall population (1.32 billion) and 23% of the urban population (420 million) in India.

Source: Urban population estimate of 420 million, as of May 2017, per Internet and Mobile Association of India (IAMAI). Socio-economic classification (SEC) breakdown per the Market Research Society of India. Distribution of SEC A1-E segments per MRSI applied to IAMI estimate of 420 million users to arrive to socio-economic segment size. Approximations based on income not directly correlated to socio segmentation hence proxies of income distribution used to estimate the approximate avg. income.

        As indicated by the tables below, the Indian corporate travel market represents one of the world's fast growing corporate travel market.

(1)
KPMG & FCM travel report "Redefining Corporate Travel Management" dated January 2019, accessed from Travelbizmonitor.com.

(2)
"Business Travel in India' Emerging Trends & Opportunities" article dated February 13, 2017, accessed from Travelbizmonitor.com.

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

  •
  Our corporate, or B2E, offerings are provided to our customers through a self-booking tool as well as site support with staff for query handling and execution. Our portfolio of approximately 850 large corporate customers as of March 31, 2019 (including corporate customers of ATB and TCIL) includes leading organizations from India that employ approximately 4.5 million people, helping to make our B2E business India's largest corporate travel agency. We have also ramped up our efforts for signups of small and medium enterprises and entered into a partnership with one of the world's leading service providers for providing an expense management solution.

  •
  Our trade, or B2B2C, offerings address the needs of a large and fragmented market of travel agents providing access to approximately 24,000 registered agents in approximately 550 cities across India as of March 31, 2019, and particularly in smaller markets (which we refer to herein as Tier 2 and Tier 3 cities or markets) where Internet penetration has traditionally been lower and where cash payments are still the predominant form of travel purchasing.

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

Our Platform

        We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C, B2E and B2B2C channels. Our customer "touch-points" include our mobile applications, website and call centers as well as 'embedded' teams within some of our B2E clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering over 24,000 agents in approximately 550 cities across India as of March 31, 2019. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2E customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

(1)
Data for the twelve months ended March 31, 2019 for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

(2)
Cumulative as of March 31, 2019; does not include data for B2B2C business.

(3)
Approximate count as of March 31, 2019 and includes the employees of corporate customers of ATB and TCIL.

(4)
As of March 31, 2019.

        Our website and mobile applications provide the following capabilities:

  •
  Exploring & Searching:  Our web and mobile platforms enable customers to explore and search flights, hotels, holiday packages, buses, trains and activities. We have developed a Natural Language Processing/Machine Learning, or NLP/ML based text/voice search engine on our website and our Facebook Bot to optimize search results. We also have a NLP/ML-based customer support knowledge engine to address users' queries without dialing the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as "Lowest Fare Finder," "Super Saver," "Things To Do" and notifications.

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

Mobile Applications

        As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

  •
  Yatra:  Our primary mobile interface to our core platform, which has been downloaded approximately 17.5 million times.

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

        Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and in fiscal year 2019, our mobile platforms accounted for approximately 81% of our total consumer visits and grew at 14% over fiscal year 2018.

(1)
Data for flagship brand Yatra.com only.

Data from B2E and B2B2C businesses

(1)
% of Online Bookings for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

Our Services

        We offer comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, cab booking, activities and ancillary services. During the year ended March 31, 2019 we have experienced year over year growth of 15% in air passengers booked, 12% in stand-alone hotel room nights booked, decline of 20% in packages passengers traveled and 20% in Gross Bookings.

Air Ticketing

        We provide our customers with access to seven domestic airlines, including Indigo, SpiceJet, Air India and GoAir, as well as over 400 airlines for international travel, including Air India, Emirates, Etihad and Lufthansa.

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

        We have experienced a CAGR of 25% in our air passenger count and airline gross bookings from fiscal year 2015 to fiscal year 2019. During the year ended March 31, 2019, air passengers booked grew 15% year over year and air gross bookings increased 23% over the same period.

(1)
Numbers for fiscal year 2019 include TCIL performance for two months.

(2)
Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics" for definitions and reconciliations of non-IFRS measures.

Hotels and Packages

Hotels

        With over 108,000 hotels and homestays contracted in approximately 1,400 cities across India, we are India's largest platform for domestic hotels. In fiscal year 2019, more than 2.3 million standalone hotel room-nights were booked through our platforms. Due largely to our rapid growth in this segment, our Gross Bookings has grown by a CAGR of 16% from fiscal 2015 to fiscal 2019. Contracting with hotels is done by a dedicated team that is responsible for onboarding listed properties as well as negotiating rates and promotions. Hotels can also self-manage their rates, inventories, promotions and margins using our extranet (mobile and web versions). Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

        Revenue from our Hotels and Packages business includes commissions and markups that we earn for the sale of hotel rooms (without packages), which is recorded on a "net" basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a "gross" basis. From fiscal 2018 to fiscal 2019, our Hotels and Holiday Packages' Gross Bookings grew by 0.9% driven by consistent growth in hotel room-nights and holiday packages sales.

        In late 2015, we added homestays through our Yatra and Travelguru brands, which includes a wide variety of accommodation options from homes, cottages, apartments, guest houses, villas, heritage properties, holiday homes, jungle stays, estate houses to farmhouses and more. As of March 31, 2019, we had listed approximately 14,000 properties across the various brands and platforms. In addition, in June 2016, we launched our Travelguru HomeStay App, which allows homeowners to list their property as a homestay and travelers to search, browse and book the properties, all at the "click of a button."

        We believe that Yatra has India's largest hotel inventory, especially in the key "budget" category in Tier 2 and Tier 3 cities that matches Indian consumers' preferences.

(1)
Management estimates, as of March 31, 2019

(2)
Management estimates from company website, press articles, and filings

(3)
Includes approximately 14,000 homestay accommodations

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

(1)
Numbers for fiscal year 2019 include TCIL performance for two months.

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

Activities

        Launched in July 2016, we currently list over 152,000 activities inside and outside India. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Our Strengths

        We believe the following combination of attributes of our company distinguishes us from our competitors:

Trusted Online Travel Brand

        "Yatra," which is the Hindi word for "Journey," is one of India's most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India's Ministry of Tourism, 'The Best Edutainment Program-K12' Awarded by Indian Education Awards 2019—9th National Awards on Indian Education, The Economic Times Brand Equity's Most Trusted Brand Survey 2016, Travel and Hospitality's Most Outstanding Travel Company and the CNBC Awaaz Travel Award. The strength of the brand is reflected in the approximately 306 million visitors to our platform in fiscal year 2019 and that our direct and organic traffic went from approximately 86% to approximately 92% in fiscal year 2018 and fiscal year 2019, respectively. To further strengthen the brand, we have, from time to time, signed up some of India's leading film personalities as our brand ambassador in the past.

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

Large and Loyal Customer Base

        We have served approximately 9.7 million cumulative travel customers as of March 31, 2019, an increase of 1.8 million customers compared to March 31, 2018, with a high number of repeat visitors and repeat transactions. In the fourth quarter of 2019, repeat transactions accounted for 75% of all of the transactions on yatra.com. For our consumer-direct business, our customers made an average of 3.0 purchases per year often buying across services.

Comprehensive Selection of Service and Product Offerings

        Our comprehensive travel-related offerings are customized to the unique needs of Indian and global customers traveling throughout India, and for domestic customers traveling internationally. We believe that we have aggregated the largest travel related inventory in India that includes access to all major domestic and international airlines operating within India and a hotel network that includes over 108,000 domestic hotels and homestays across 1,400 cities in India. This comprehensive selection of travel-related services makes us a "one-stop shop" for our customers' business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

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

Our Growth Strategy

        The key elements of our long-term growth strategy include:

Cost-Effectively Grow our Customer Base

        We intend to grow our customer base by continuing to provide business and leisure travelers a combined, comprehensive and competitive platform that meets all their travel needs. In addition, we plan to continue investing in our brand, expanding our B2E sales team and growing our B2B2C travel agent network. For example, during the first half of fiscal year 2018, we launched a new brand campaign and grew our travel agent network to approximately 24,000 agents as of March 31, 2019.

(1)
Cumulative as of March 31, 2019; does not include data for B2B2C businesses.

Grow "Share Of Wallet" With Existing Customers—Leverage our Multi-Channel Approach and Our Loyalty Programs

        In order to leverage our multi-channel platform we have developed a number of initiatives that help us drive and reward customer loyalty, specifically targeting business travelers who join our platform through our B2E channel and who eventually become B2C customers. For example, our eCash program was launched in 2014 to reward customers for repeat purchases. Customers accumulate such eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Our eCash program is supported by a strong technology architecture and operates seamlessly with minimal human intervention. Since the eCash program was launched, we believe we have seen a significant impact of this program on our business. We plan to continue focusing on growing our B2C business and using and promoting our eCash program in order to grow our business. Over 5 million customers have been registered for our eCash program.

Invest in Technology—"One-Stop Shop" For All Travel Needs

        We intend to continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a 'one-stop-shop' for our customers when it comes to travel and travel related products. Given our focus on sustainable growth, which means that we do not intend to rely on aggressive promotions and discounts to grow our business, innovation is a key driver for our business as it enables us to provide our customers with a differentiated high quality offering. In order to provide customers with selection and choice, we have launched a marketplace platform that enables us to sell our own inventory as well as the inventory of third-party vendors and we intend to launch similar innovative platform enhancements in the future.

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

Fuel Growth Through Innovative Acquisition Strategies

        The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our B2B2C business, particularly our international Air Ticketing for small and medium scale enterprises. In 2012, we acquired Travelguru B2C and B2B2C entities from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several "acqui-hires," including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in ATB and the corporate division of PL Worldways known as Travel.co.in Limited, or TCIL, which further reinforced our leadership position in the B2E travel segment. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

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

  Airlines

        The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a "direct-connect" to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the "per-segment" earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go Air, IndiGo, SpiceJet, Vistara, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Air India, , Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

  Hotels

        We have India's largest hotel network of 108,000 hotels and in fiscal year 2019, more than 2.3 million hotel room-nights were booked through our platforms. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

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

        In order to ensure smooth integration of our inventory, we have launched a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform presents a set of reusable services that allow third-party suppliers or travel services to manage and sell those services on yatra.com directly to consumers. This platform includes vendor management, seller-buyer-user communication service, provision of content, inventory and pricing management and product life cycle management services.

  Security

        We accept all major credit, debit cards and other payment instruments, including mobile wallets. PaySwift is a homegrown payment engine to ensure payments are safe and secure. We are PCI-DSS 3.2 compliant with VeriSign secure certification. We follow a two-factor authentication mechanism with the security features of the applicable card. Our critical data security practices include credit card data protection in a separate VLAN accessible only through authenticated APIs and are in an encrypted storage with the key broken into two different systems. We also use a risk engine, which is a third-party service, to validate and fraud check international credit cards.

        Our 24x7 monitoring and alerting security infrastructure is provided by an outsourced company from multiple locations. Continuous scanning, penetration testing and threat elimination, including ransomware protection, is undertaken by third-party security experts assisted by in-house security consultants. A distributed denial of service (DDoS) protection service has been instituted, which works at the perimeter level with protection up to one GBPS, to provide comprehensive solutions for all application (layer 7) and network (layer 3) DDoS attacks. Web application firewalls have also been placed for network and application security apart from a network firewall.

  Competition

        The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., Carlson Wagonlit Travel, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel and Tours (India) Private Limited

and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

        Large, established Internet search engines with a global presence and meta search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta search sites, including TripAdvisor, Trivago and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

        We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as "daily deal" websites, such as Groupon, Inc.'s Getaways, or peer to peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer to peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

        In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with travel supplier related channels or other competitors, our business and results of operations may be adversely affected.

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

        There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms, or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

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

  Employees

        As of March 31, 2019, we had 2,514 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2017	2018	2019*
Executive Management	7	7	3	**
Product development	109	141	116
Sales and marketing	621	844	377
Technology development and technology support	333	385	283
Others (including operations, business development, administration, finance and accounting, legal and human resources)	1,273	2,014	1,735
Total	2,343	3,391	2,514

*
Includes employee count of TCIL

**
Decrease is due to redesignation of Messrs. Dhall, Verma, Poddar and Sodhi as non-Executive Officers and due to resignation of Mr. Verma.

	Number of Employees as of March 31,
Location	2017	2018	2019
India	2,325	3372	2,498
United States	1	1	1
Singapore	17	18	15
Total	2,343	3,391	2,514

        None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2019, we employed 191 temporary and contractual employees.

Insurance

        We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various offices in India. In addition, we have insurance policies of approximately US$ 15 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have also purchased key man insurance, professional indemnity insurance, public liability insurance, fidelity insurance and work injury compensation insurance for Yatra India.

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

        Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until May 7, 2024 and May 7, 2024, respectively. Yatra India is also accredited with the International Air Transport Registration which is valid for 2020.

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

        The consolidated foreign direct investment policy, or FDI Policy, issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or FEMA, have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India. India's Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has from time to time made and may continue to make revisions to the FDI policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

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

        Except for the ATB and tax proceedings described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

ATB Arbitration

        On July 20, 2017, we, through our subsidiary Yatra India, agreed to acquire all of the outstanding shares of ATB pursuant to a ATB Share Purchase Agreement. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a Final Payment to be made at a Second Closing. To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment.

        On June 4, 2019, the EOW of the Delhi Police registered a First Information Report to initiate an investigation of a criminal Complaint that was previously filed with the EOW by Mr. Sunil Narain, the Complainant and one of the Sellers. The Complaint alleged, among other things, cheating and criminal breach of trust in connection with Yatra India's performance of its obligations under the ATB Share Purchase Agreement, which Yatra India has denied in its initial response to the Complaint. The Complaint was originally filed against (i) Yatra India, (ii) certain officers and directors of our subsidiaries, including Yatra India, and (iii) a partner in Yatra India's external auditing firm (which we refer to as the Respondents, and together with the Complainant, the Parties). As relief, the Complainant requested that appropriate action be taken in response to the alleged criminal acts, including, among other things, the registration of a First Information Report.

        Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly.

        We and Yatra India believe that the Complaint was filed for collateral purposes and that the allegations contained in the Complaint are entirely false and frivolous, and they intend to vigorously defend this matter and cooperate fully with the EOW in connection with its ongoing investigation. There can be no assurance that the EOW will not pursue further action against the Respondents. Further, although we and Yatra India believe that Court-ordered arbitration will result in favorable resolution for us, there can be no assurances that the arbitrator will issue a decision that is favorable to Yatra India or us. Failure to complete the acquisition of ATB's remaining outstanding shares would prevent us from realizing in full the anticipated benefits of the ATB Share Purchase Agreement. In addition, the market price of the Company's ordinary shares may reflect various market assumptions as to whether the Company will complete the acquisition of ATB's remaining outstanding shares. Any continued delay or failure to complete the acquisition of ATB's remaining outstanding shares, or any adverse development in connection with the pending investigation of the Complaint, may negatively affect the Company's business and results of operations.

Tax Matters Relating to Yatra Online Private Limited

Assessment Year 2008-09

        In December 2010, we received a demand notice from the Indian income tax authorities for the assessment year 2008-09, disallowing a deduction of INR 18.9 million. In January 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). The appeal was decided in our favor in March 2012 and we received partial relief except for some disallowance amounting to INR 1.6 million. The Revenue department of income tax authority has filed an appeal against the order of the Commissioner of Income Tax (Appeals) with the Income Tax Tribunal. Further, in March 2014, we received a demand notice for payment of tax on disallowed expenses of INR 1.6 million. The tax amount was paid in April 2014. In March 2016, the Income Tax Tribunal remanded the matter to the file of the assessing officer who will decide these issues afresh and give us an opportunity to present the case before him. The matter has not yet been scheduled for hearing by the assessing officer.

Assessment Year 2012-13

        In April 2016, we received a demand notice from the Indian income tax authorities for the assessment year 2012-13, disallowing a deduction of INR 8.2 million for expenditure relatable to exempt income and security deposit written off. We filed an appeal before the Commissioner of Income Tax (Appeals) in July 2016. Subsequently, we were issued a notice of demand for INR 0.5 million as a tax penalty against which we filed an appeal before the Commissioner of Income Tax (Appeals) in November 2016. The matter was scheduled for hearing on 19th January 2018. Hearing for penalty matter adjourned sine die. Fresh notice will be issued after hearing of quantum appeal. We have not heard back from department since the adjournment.

Assessment Year 2013-14

        In November 2014, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2013-14. A scrutiny assessment refers to the examination of a return of income by giving an opportunity to the tax payer to substantiate the income declared and the expenses, deductions, losses, exemptions, etc., claimed in the return with the help of evidence. We have submitted the required information to the concerned authorities. Assessment orders dated

December 22, 2016 were issued, disallowing a deduction of INR 11.8 million and determining the sum of INR Nil payable by us. We filed an appeal before the Commissioner of Income Tax (Appeals) in January 2017. Final orders were passed in August 2018 partly allowing the appeal. The company accepted the order & matter is closed.

Assessment Year 2014-15

  1.
  In March 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment orders were subsequently issued on December 29, 2017, disallowing a deduction of INR 0.02 million. We have filed an appeal before the Commissioner of Income Tax (Appeals) in January 2018. The matter is not yet scheduled.

  2.
  In December 2016, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning certain information. The Company submitted all the required information with the department, after which Transfer pricing orders under Section 92CA(1) of the Income Tax Act were issued in October 2017, accepting arm's length pricing of the transactions. The assessment is closed.

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

        In February 2019, we were issued assessment orders making an addition of INR 92.4 million relating to arm's length pricing of domestic transaction with associate enterprises. We have filed an appeal before the Commissioner of Income Tax (Appeals) in March 2019. The matter is not yet scheduled.

Assessment Year 2016-17

        In July 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and we were requested to furnish information electronically on or before July 24, 2017. The required information has been submitted with the department. We have not heard back from the department since the submission.

        In December 2018, we received assessment orders making an addition of INR 0.03 million towards TDS applicability on expense. We have accepted the orders and assessment is closed.

Assessment Year 2017-18

        In August 2018, we were issued a notice by the Indian income tax authorities for complete scrutiny and we were requested to furnish information electronically on or before August 22, 2018. We filed the required documents with the income tax authorities in March 2017. Tax assessment intimation under section 143(1) of Income Tax Act, 1961 was issued in March 2019 without any addition. The tax scrutiny is not completed.

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-17

        In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015 and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. The aggregate value of the demand in these show cause notices is approximately INR 1,000 million, excluding interest and penalties if finally determined to be payable. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017 in respect of show cause notices mentioned above. Further to such proceedings, the demand of service tax of INR 983.2 million has been raised by the Commissioner of Service Tax along with a penalty of INR 381.8 million and interest at an appropriate rate in February 2018 and received by us on March 9, 2018. An appeal was filed before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in June 2018. The matter has not yet been scheduled for hearing.

        We received similar notice for the period April 2015—June 2017. The aggregate value of the show cause notice is approximately INR 148.1 million (excluding interest and penalties). Our reply to the show cause notice was filed on June 29, 2018 before the Commissioner of GST, Gurugram. The Commissioner of GST, Gurugram passed an adverse order dated October 31, 2018, received by us on December 19, 2018 confirming a demand of INR 129.4 million along with a penalty of INR 12.9 million and interest at an appropriate rate. An appeal was filed before CESTAT in February 2019. The matter has not yet been scheduled for hearing.

Service Tax Show Cause and Demand Notice—Fiscal Years 2010-17

        In October 2015, pursuant to an industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence and Customs, an excise and customs tax regulatory authority in India, we received a notice from the tax authorities for fiscal years 2010 to 2015, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax for fiscal years 2010-15. The aggregate value of demand for the show cause notice above is approximately INR 240.7 million (excluding interest and penalties if finally determined to be payable). Further to such proceedings, the demand of service tax of INR 240.7 million has been raised by the Commissioner of Service Tax along with a penalty of INR 240.7 million and interest at an appropriate rate in December 2016. An appeal has been filed before CESTAT in March 2017. An early hearing application was allowed by CESTAT on May 20, 2019 on request of department, listing the matter for final disposal. The matter is schedules for hearing on August 9, 2019.

        In March 2018, we received notice from Commissioner for the period April 2015—June 2017 relating to same matter. The aggregate value of show cause notice is approximately INR 437.6 million (excluding interest and penalties ). We have filed reply in May 2018. The Commissioner of GST, Gurugram passed an adverse order dated November 29, 2018, received by us on December 08, 2018 confirming a demand of INR 381.6 million along with a penalty of INR 38.2 million and interest at an appropriate rate. An appeal has been filed before CESTAT in March 2019. The matter is schedules for hearing on August 9, 2019.

Investigation by Directorate General of Central Excise Intelligence

        An investigation has been initiated by the Directorate General of Central Excise Intelligence, or DGCEI, for the period from October 2010 to September 2015 for service tax relating to hotel reservations. The matters are industry wide and involve a complex interpretation of law. We have made a pre-deposit of INR 25 million under protest but we have not received any show cause notice in this respect. A notice for further information on the subject was received and our reply was filed in January 2016. The investigation is ongoing. We believe that we have strong grounds to defend our position on these matters.

Service Tax Intimation for audit of Fiscal Years 2012-13—2016-17

        In September 2017, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from Fiscal Years 2012-13 to 2016-17. The required information is submitted to the concerned authorities.

Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

Assessment Year 2014-15

        In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment order dated December 26, 2016 was issued determining the sum of INR 1.6 million refundable to us. This also contained disallowance of deduction of INR 4.5 million in respect of which show cause notice was served as to why penalty for furnishing of inaccurate particulars of income should not be levied. A notice dated June 8, 2017 for penalty proceedings u/s 271(1)( c ) was issued. We appeared before Dy. Commissioner of Income tax on June 19, 2017 and submitted clarification in this regard. Rectification order u/s 154 of the Income Tax Act, 1961 was passed on June 23, 2017 adding a disallowance of INR 4.5 million and also penalty proceedings were dropped. We accepted the disallowances and the assessment closed.

Assessment Year 2015-16

        In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2015-16. We have submitted the required information to the concerned authorities. Assessment closed with Nil assessment orders dated December 20, 2017.

Assessment Year 2016-17

        In July 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnish information electronically on or before July 27, 2017. The required information is submitted with the department and we have not received any further information thereafter. The assessment was closed with Nil assessment orders dated December 21, 2018.

Service Tax Show Cause and Demand Notice—November 2005 to October 2006

        In April 2011, we received a notice from the service tax authorities on the basis of investigation carried out by the DGCEI for the period November 2005 to October 2006 in respect of admissibility of input credit. In November 2012, we filed a reply with the Commissioner of Service Tax. The value of demand for the show cause notice above is approximately INR 3.7 million (excluding interest and penalties if finally determined to be payable). A personal hearing on the matter was held on July 27, 2016 and we reiterated the submissions in the ground of appeal and also made additional written submissions. In August 2016, we received orders wherein the demand was confirmed by the Commissioner (Appeals). We have filed an appeal against the order with the Customs, Excise and

Service Tax Appellate Tribunal (CESTAT) in November 2016. The matter was listed before CESTAT, Mumbai on June 29, 2017. Tribunal after hearing the submissions of the parties was pleased to allow the Appeal by way of remand to adjudicating authority. The Bench has directed the Authority to duly verify the receipt of services by the Appellant and allow credit on services, if found to have been received by the Company. The Adjudicating Authority is directed to complete the process of verification by December 31, 2017 and pass appropriate order. We by letter dated November 17, 2017, have asked Asst. Commissioner for any information/details are required and extended our support to complete verification process in response of which we have received the letter from department dated December 22, 2017 that Asst Commissioner has no jurisdiction to adjudicate the said Order and hence has requested to approach the adjudicating authority as per Para 5 of circular 1049/37/2016-CX under F.No.267/40/2016-CX by virtue of which any cases remanded back for novo jurisdiction shall be decided by the authority of the rank which passed the remanded order. On January 16, 2018 we filed 1 letter with the Additional Commissioner CGST requesting to complete the inquiry.

        We received the communication from Superintendent CGST on December 24, 2018 fixing personal hearing on January 8, 2019 with Joint Commissioner CGST. The hearing was attended and the officer has asked for a list of vendors with vendor addresses so that officer could send the verification letters. We submitted the information on January 15, 2019.

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

Service Tax Intimation for audit Fiscal Years 2012-13—2016-17

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

        Tax Matters Relating to Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)

Assessment Year 2015-16

        In January 2018, we received a demand notice order of INR 1.4 million from the Indian income tax authorities for the assessment year 2015-16, disallowing a deduction of INR 3.4 million for expenditure. An appeal has been filed against the order in January 2018 and a pre-deposit of INR 0.3 million is made. We have not heard back since then.

Service Tax Show Cause and Demand Notice—October 2012 to October 2013

        We have filed a refund claim application with the service tax authorities in January 2014, seeking a refund of an amount of INR 8.5 million. In March 2014, we received notice from the service tax department for rejection of refund claim for service tax. In July 2014, we filed a reply with the Assistant Commissioner of Service Tax. In February 2015, the Office of the Assistant Commissioner of

Service Tax asked for submission of self-certified copies of audited balance sheet and returns. In March 2015, the Office of the Assistant Commissioner of Service Tax sought certain clarification in this regard. We made our submission in February 2016. We submitted follow up letter with department on June 18, 2018. The matter is currently pending with the department. We received communication on December 3, 2018 from Asst Commissioner of Central tax Kolkata, directing the Deputy/Asst Commissioner of Central Tax Mumbai to verify the interest paid on advances. We met the officer on January 8, 2019 to understand the requirements and made our submissions on January 28, 2019.

Tax Matters Relating to TSI Yatra Private Limited

Assessment Year 2008-09

        In July 2018, we received a TDS demand notice over email from the Indian income tax authorities of INR 1.6 million related to erstwhile subsidiary of TSI Yatra Private limited named TSI North East Private Limited. The demand is in respect of PAN error in return filed. We are in process of revising the return with correct PAN details. We deposited INR 0.6 million and are in process of rectifying the error by updating the TDS return.

Assessment Year 2013-14

        In February 2016, we received a demand notice order from the Indian income tax authorities for the assessment year 2013-14, disallowing a deduction of INR 8.15 million for expenditure relatable to exempt income. This has been accepted by us and the assessment has accordingly been closed. Income tax authorities subsequently have imposed a penalty of INR 1.89 million. We filed an appeal with the Commissioner of Income Tax (Appeals) in November 2016. We received adverse order from CIT(A) in December 2018 and filed appeal with ITAT on January 21, 2019. The matter is not yet scheduled for hearing.

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

        In January 2018, we have received an assessment order from Indian tax authorities for assessment year 2014-15, and a demand for additional tax payments of approximately INR 95.34 million, advising us of an upward revision of our declared income for that assessment year as a result of consideration received by us towards allotment of shares higher than fair market value. We filed an appeal with the Commissioner of Income Tax (Appeals) in February 2018. Pre deposit of INR 13.89 million was made in March 2018. We received an adverse order from CIT(A) on January 15, 2019 and an appeal was filed with ITAT. As direct by ITAT, deposit of INR 5.0 million was made in March 2019 and balance outstanding demand was stayed for a period of six month. The hearing was adjourned thrice. The matter has been fixed for hearing on August 26, 2019. We also received letter from Central Processing Centre of Income Tax Department dated May 17, 2019 and July 11, 2019 adjusting our refund INR 17.6 million for assessment year 2017-18 with outstanding demand. We do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote.

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

Assessment Year 2016-17

        In September 2017, we were issued a notice by the Indian income tax authorities on tax deduction on source and it's payment for the assessment year 2016-17 for submission of details by September 27,.2017. The required details are submitted.

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

Service Tax Show Cause and Demand Notice—Fiscal Years 2010-14

        In October 2015, we received a notice from the service tax authorities for fiscal years 2010-14 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax. We attended a personal hearing before the Commissioner of Central Excise. The aggregate value of demand for the show cause notice above is approximately INR 231.6 million (excluding interest and penalties if finally determined to be payable). A personal hearing in this matter was attended before Additional Director General on January 13, 2017. Additional submission was submitted with adjudicating authority on January 27, 2017. Further to such proceedings, demand of service tax of INR 231.6 million has been raised by the Directorate General of GST Intelligence along with interest at an appropriate rate. In November 2017, we have filed an appeal against the order with Customs, Excise and Service Tax Appellate Tribunal (CESTAT) along with a payment of 7.5% of the duty demanded as pre-deposit under the service tax law. An early hearing application was allowed by CESTAT on May 20, 2019 on request of department, listing the matter for final disposal. The matter is schedules for hearing on August 9, 2019.

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

Assessment Year 2014-15

        In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. An assessment order was subsequently issued in December 2016 adding income of INR 7.8 million and raising demand of INR 0.9 million. We filed an appeal before the Commissioner of Income Tax (Appeals) in December 2016. A notice dated June 6, 2017 for penalty proceedings u/s 271(1)( c ) was issued. We submitted appeal documents and clarifications against the above notice with the department. In March 2019, The Office of The Commissioner of Income Tax (Appeal) issued an order partly allowing the appeal. Against the CIT(A) orders we filed appeal before ITAT on Jun 6, 2019. The matter has not yet been scheduled for hearing.

Assessment Year 2016-17

        In August 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnish information electronically on or before August 22, 2017. The required information has been submitted with the department. In December 2018, we have received assessment order making upward addition of INR 7.0 million. An appeal has been filed before CIT(A) in January 2019. The matter has not yet been scheduled for hearing.

  Tax Matters Relating to Air Travel Bureau Private Ltd

Service Tax Show Cause and Demand Notice—Fiscal Years 2005-12

        In November 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for the period October 2005- September 2010 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. The aggregate value of demand for the show cause notice above is approximately INR 3.2 million along with a penalty of INR 3.2 million and interest at an appropriate rate raised by the Additional Commissioner of Service Tax. An appeal was filed before Commissioner of Central Excise (Appeals) in February 2012. The matter was scheduled for hearing on March 06, 2018. As per the orders dated May 09, 2018, service tax demand was confirmed under the normal period limitation along with the interest but no penalty was imposed.

  C.    Organizational Structure

        The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of March 31, 2019:

Organisation Structure as on March 31, 2019

*
Terrapin 3's founder stockholders own Class F Shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc. See "Item 7. Major Shareholders and Related Party Transactions—Exchange and Support Agreement."

**
Network18 Media and Investments Private Limited holds 1.069% and Pandara Trust Scheme I holds 0.422% of Yatra Online Private Limited.

  D.    Property, Plant and Equipment

        Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 156,000 square foot facilities across 14 cities, including approximately 80,000 square feet in Gurgaon, 22,000 square feet in Mumbai, 16,000 square feet in Bangalore, 14,000 square feet in Hyderabad and 11,000 square feet in Delhi.

        The company is in the process of relocating to a new facility in fiscal 2019-20

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

Overview

        Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India's largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management's analysis of publicly available information), with approximately 9.7 million travelers that have booked their travel through us as of March 31, 2019.

        Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with more than 108,000 hotels and homestays in more than 1,400 cities and towns across India and more than 1.5 million hotels around the world. To ensure that our service is truly a "one-stop shop" for travelers, we also provide our customers with access to approximately 1,100 holiday packages and more than 152,000 other activities such as tours, sightseeing, shows, and events.

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

Recent Developments

Ebix Merger Agreement

        On July 16, 2019, we entered into the Merger Agreement with Ebix, and Merger Sub, pursuant to which, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix. Our board of directors and the respective boards of directors of Merger Sub and Ebix have each approved the Merger Agreement, the Merger and the Plan of Merger. Our board of directors has also resolved to recommend that our shareholders adopt the Merger Agreement and the Plan of Merger. In addition, the board of directors of Ebix has approved the issuance of Ebix Preferred Stock in connection with the Merger. Consummation of the Merger is subject to customary closing conditions. For more information, see "Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement," a complete copy of the Merger Agreement, filed as Exhibit 4.25 to this Annual Report, and the information regarding Ebix and the Company, their respective businesses and the status of the Merger, as reported from time to time in other filings with the SEC.

ATB Acquisition

        On July 20, 2017, we, through Yatra India, agreed to acquire all of the outstanding shares of ATB pursuant to the ATB Share Purchase Agreement. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for the Final Payment to be made at the Second Closing. To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment. On June 4, 2019, the EOW of the Delhi Police registered a First Information Report to initiate an investigation of a Complaint previously filed with the EOW by Mr. Sunil Narain, the Complainant and one of the Sellers.

        Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly. See "Item 4. Information on the Company—Business Overview—Recent Developments—Recent Developments—ATB Acquisition."

TCIL Acquisition

        On February 8, 2019, we, through our subsidiary, Yatra India, acquired all of the outstanding shares of TCIL pursuant the TCIL Share Purchase Agreement. We expect that this acquisition will help Company to strengthen foothold in the southern India region.

Key Operating Metrics

        Our operating results are affected by certain key operating metrics that represent overall transaction activity and financial performance generated by our travel services and products. Three of the most important operating metrics, which are critical in determining the ongoing growth of our business, are Gross Bookings, Adjusted Revenue and Net Revenue Margins.

Gross Bookings

        Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

	Fiscal Year Ended March 31,
Amount in INR thousands	2017	2018	2019
Gross Bookings
Air ticketing	57,562,263	79,156,190	97,638,313
Hotels and packages	10,435,643	13,386,288	13,511,914

Total	67,997,906	92,542,478	11,1150,227

Adjusted Revenue

        As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

        The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other			Total
Amount in INR thousands except %	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Revenue	3,656,976	5,012,931	3,449,265	5,326,414	6,628,236	4,914,420	373,422	607,346	994,895	9,356,812	12,248,513	9,358,580
Add: Customer promotional expenses	—	—	2,258,887	—	—	1,248,506	—	—	64,058	—	—	3,571,451
Service Cost	—	—	—	(4,179,486)	(4,930,757)	(4,282,803)	—	—	—	(4,179,486)	(4,930,757)	(4,282,803)
Other Income	—	—	—	—	—	—	—	—	—	25,282	90,001	263,785

Adjusted Revenue	3,656,976	5,012,931	5,708,152	1,146,928	1,697,479	1,880,123	373,422	607,346	1,058,953	5,202,608	7,407,757	8,911,013

Net Revenue Margins

        Net Revenue Margins is defined as Adjusted Revenue as a percentage of Gross Bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the performance of our various businesses.

        The following table sets forth the Gross Bookings, Adjusted Revenue and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Fiscal Year Ended March 31,
	2017	2018	2019
Gross Bookings*
Air Ticketing	57,562,263	79,156,190	97,638,313
Hotels and Packages	10,435,643	13,386,288	13,511,914

Total	67,997,906	92,542,478	111,150,227

Adjusted Revenue**
Air Ticketing	3,656,976	5,012,931	5,708,152
Hotels and Packages	1,146,928	1,697,479	1,880,123
Others (Including other income)	398,704	697,347	1,322,738

Total	5,202,608	7,407,757	8,911,013

Net Revenue Margin %***
Air Ticketing	6.4%	6.3%	5.8%
Hotels and Packages	11.0%	12.7%	13.9%

*
Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

**
As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

***
Net Revenue Margins are defined as Adjusted revenue as a percentage of Gross Bookings.

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

        Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions and a reduction in the number of GDS service providers with whom such airlines do business. Recent bankruptcies have also impacted the Indian air travel industry. For example, Jet Airways, one of the largest private airlines in the India, has recently ceased operations and subsequently been referred to insolvency proceedings. Jet Airways' cessation of operations is expected to result in fewer domestic and international flights and have consequent impact on ticket prices in the Indian air travel market. In addition, many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

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

        In the first round of bids, the UDAN scheme connected 16 new regional airports. The Indian Government under second phase for the UDAN scheme had launched, which would connect 78 regional airports and 31 helipads or heliports serviced initially through Jet Airways, Indigo and Pawan Hans helicopters. Also 12 routes under the Regional Connectivity Scheme (RCS) UDAN have recently become functional. Now the total operational routes under UDAN is 186 (including 8 Tourism RCS routes) of the total 706 sanctioned Routes.

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

        Two years after implementation, the GST law is still evolving. The Indian government is enforcing some provisions that were initially deferred, introducing regular amendments, issuing clarifications and changing tax return formats. This has caused businesses to re-visit tax positions and contract terms, update accounting software and enhance compliance capabilities to keep up with the changing legal requirements.

        Beginning in October 2018, TCS provisions were enforced for electronic commerce operators. As the Company primarily does business through its online portal and web-based application, the Company is required to comply with TCS provisions. As a result, the Company has obtained new registrations in all states and now files a monthly return which reconciles the values on which TCS is collected with the values disclosed by the suppliers . This has greatly increased compliance costs and is creating cash flow issues for the Company .

        The Government of India has also enabled certain states to levy additional cess in certain extraordinary circumstances. Particularly, the Kerala government has introduced the Kerala Flood Cess on intra-state supplies of goods and/or services. The Kerala Flood Cess is likely to become effective from August 1, 2019 and the Company is in the process of analyzing its tax positions with respect to levy of Kerala Flood Cess, to comply with the provisions in a time bound manner.

        The Company is also in the process of filing its first annual return for fiscal year 2018 and having a GST audit conducted by an audit firm pursuant to GST laws, which requires the figures in the Company's books and GST returns to be reconciled and reconciliation differences explained appropriately.

        The increased tax rate due to the GST regime is largely offset by tax credits. Further, for this first year of the new GST regime, the Indian government extended the time during which tax credits can be claimed for Financial Year 2017-18 by six months, which was beneficial to the Company. However, the Company still has problems claiming tax credits due to non-compliance by certain suppliers. This issue is being litigated in India by a taxpayer who is claiming that the benefit of certain tax credits should not be denied due to non-compliance by a supplier.

        The Government of India is also planning to introduce new GST tax return formats in near future. Such new formats would require the Company to review the disclosures to be made in GST returns and make changes in the ERP system for capturing the requisite data.

        Overall, GST has had a mixed impact on the Company. The decentralization of tax registration and related compliance have caused a significant increase in our compliance requirements over the last two years. In addition to increased compliance costs, the Company is also paying GST taxes for of hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located. While the Company is complying with the requirements of the GST regime, there are certain areas where clarity is still awaited and Company is in the process of finalizing tax positions while awaiting such clarity. The implementation of GST laws in India is still in its initial phase, and during such time the impact of the new indirect tax environment on the Company continues to be closely monitored on regular basis.

Change in Significant Accounting Policies and Non-IFRS Financial Measure

Adoption of New Revenue Recognition Accounting Standard

        Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15. We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on the consolidated results except for certain marketing and sales promotion expenses as a reduction in revenue. This pertains to upfront cash incentives and certain loyalty program costs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. These costs were previously recorded as marketing and sales promotion costs and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

Change in Non-IFRS Financial Measure

        As of the beginning of the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure "Revenue Less Service Costs" to "Adjusted Revenue". We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Revenue reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS financial measure to the most directly comparable IFRS financial measure, see "Certain Non-IFRS Measures" elsewhere in this Annual Report.

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

        For further description of our segments, see Note 5 to our 2019 Consolidated Financial Statements.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

        We commenced our business in 2006 with sales of airline tickets in our Air Ticketing business and our Hotels and Packages business with a focus on retail customers (B2C) through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, car transfers and facilitating access to travel insurance. We also generate advertising revenue from third-party advertisements on our websites as well as sales of travel vouchers and coupons.

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

        Other Revenue.    Our other revenue primarily comprises of revenue from third-party advertising on our websites, income from alliances, and commissions or fees from the Indian Railway Catering and Tourism Corporation, or IRCTC, for the sale of rail tickets, bus service aggregators for the sale of bus tickets, and car and taxi operators for transfer services, as well as travel insurance providers for our facilitation of the access to travel insurance.

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

        We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see "Note 2 Significant accounting policies" to our 2019 Consolidated Financial Statements.

Basis of Preparation

        The 2019 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

        The 2019 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

Revenue Recognition

        We generate our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. When we act as an agent in the transaction under IFRS 15, we recognize revenue only for our commission on the arrangement. The Group has concluded that it is acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler and as principal in case of sale of holiday packages since the group controls the services before such services are transferred to the traveler.

        The Group provides travel products and services to leisure customers (B2C—Business to Consumer), corporate travelers (B2E—Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

        The application of our revenue recognition policies and a description of our principal activities, organized by segment, from which we generate our revenue, are presented below.

Air Ticketing

        We receive commissions or service fees from the travel supplier and/or traveler. Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis. Both the performance obligations are satisfied on issuance of airline ticket to the traveler. We record an allowance for cancellations at the time of the transaction based on historical experience.

        Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of periods.

Hotels and Packages

        Revenue from hotel reservation is recognized as an agent on a net commission earned basis. Revenue from service fee from customer is recognized on earned basis. Both the performance obligations are satisfied on the date of hotel booking. We record an allowance for cancellations at the time of booking on this revenue based on historical experience.

        Revenue from packages are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

        Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis.

        Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

        Revenue is allocated between the loyalty program and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the program.

        The Group receives upfront fee from Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue under contract liabilities.

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

        Additionally, the Group also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as a reduction from revenue with effect from April 1, 2018 after the adoption of IFRS-15.

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

b) Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and advances

        The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26 and 27 to our 2019 Consolidated Financial Statements.

c) Loyalty programs

        Customers are entitled to loyalty points on certain transactions that can be redeemed for future qualifying transactions. The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty program is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the program or when it is no longer probable that the points under the program will be redeemed. Also refer to Note 35 to our 2019 Consolidated Financial Statements.

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

Significant Judgments in Applying Accounting Policies

        In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2019 Consolidated Financial Statements:

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

Results of Operations

Convenience Translation

        The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2019, the consolidated statement of financial position as of March 31, 2019, the consolidated statement of cash flows for year ended March 31, 2019, were converted into U.S. dollars at the exchange rate of 69.16 INR per USD, which is based on the noon buying rate as at March 31, 2019, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

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

        Yatra Online, Inc.'s financial and operating results for the three months and fiscal year 2019 include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

        Yatra Online, Inc.'s financial and operating results for the year ended March 31, 2019 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017.

        Accordingly, the reported results for the year ended March 31, 2019, which are inclusive of the impact of consolidation of the ATB and TCIL, may not be comparable with the reported results of the year ended March 31, 2018 and 2017, which periods did not have the full year impact of consolidation of ATB and TCIL.

Results of Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

	Fiscal Year Ended March 31,
	2018		2019
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	12,248,513	100.0	9,358,580	100.0
Other income	90,001	0.7	263,785	2.8
Service cost	4,930,757	40.3	4,282,803	45.8
Personnel expenses	2,902,840	23.7	2,550,214	27.3
Marketing and sales promotion expenses	4,153,920	33.9	809,996	8.7
Other operating expenses	3,285,530	26.8	3,975,805	42.5
Depreciation and amortization	425,600	3.5	581,746	6.2
Results from operations	(3,360,133)	(27.4)	(2,578,199)	(27.5)
Share of loss of joint venture	(10,559)	(0.1)	(12,772)	(0.1)
Finance income	91,912	0.8	41,310	0.4
Finance costs	(153,056)	(1.2)	(263,290)	(2.8)
Change in fair value of warrants	(563,253)	(4.6)	1,667,193	17.8
Loss before income taxes	(3,995,089)	(32.6)	(1,145,758)	(12.2)
Income tax expense	(56,887)	(0.5)	(47,837)	(0.5)
Loss for the year	(4,051,976)	(33.1)	(1,193,595)	(12.8)
Basic Loss per share	(116.41)		(26.37)
Diluted Loss per share	(116.41)		(26.95)

        Revenue.    We generated revenue of INR 9,358.6 million in the year ended March 31, 2019, a decrease of 23.6% over revenue of 12,248.5 million for the year ended March 31, 2018, primarily due to our adoption of IFRS 15. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach) and, accordingly, the comparative information has not been restated.

        Service Cost.    Our service cost decreased to INR 4,282.8 million in the year ended March 31, 2019 from INR 4,930.8 million in the year ended March 31, 2018 due to decrease in our sales of holiday packages.

        Adjusted Revenue(1) Our Adjusted Revenue increased by 20.3% to INR 8,911.0 million in the year ended March 31, 2019 from INR 7,407.8 million in year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue includes the add-back of INR 3,571.5 million of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The growth in Adjusted Revenue resulted mainly from an increase of 13.9% in our Adjusted Revenue from Air Ticketing, an increase of 10.8% in our Adjusted Revenue from Hotels and Packages and an increase of 89.7% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grants.

        Air Ticketing.    Revenue from our Air Ticketing business was INR 3,449.3 million in the year ended March 31, 2019 against INR 5,012.9 million in the year ended March 31, 2018.

(1)
See the section below titled "Certain Non IFRS Measures."

        Adjusted Revenue(1) from our Air Ticketing business increased to INR 5,708.2 million in the year ended March 31, 2019 against INR 5,012.9 million in the year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue(1) for Air Ticketing includes the addition of INR 2,258.9 million of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Growth in Adjusted Revenue(1) from Air Ticketing for the year was driven by an increase in gross bookings of 23.3% to INR 97.6 billion in the year ended March 31, 2019, including the impact of consolidation of ATB and TCIL, as compared to INR 79.2 billion in the year ended March 31, 2018.

        Our Net Revenue Margin for this segment for the year ended March 31, 2019 decreased to 5.8% from 6.3% for the prior year due to a change in business mix and reduction in Global Distribution revenues by INR 65.2 million due to a reduction in capacity and subsequent cessation of operations by Jet Airways and the impact of Reservation Content Movement, which has been partially offset due to change in estimates of certain aged customer refunds.

        Hotels and Packages.    Revenue from our Hotels and Packages business was INR 4,914.4 million in the year ended March 31, 2019 against INR 6,628.2 million in the year ended March 31, 2018.

        Adjusted Revenue(2) for this segment increased by 10.8% to INR 1,880.1 million in the year ended March 31, 2019 from 1,697.5 million in the year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR 1,248.5 million of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This increase was due to increase in standalone hotel room nights booked by 11.6% and a decline in Holiday Package sales due to our decision to shut down our physical retail sales locations in our drive towards profitability. Net Revenue Margin for the segment for the year ended March 31, 2019 improved to 14.0% from 12.7% for the year ended March 31, 2018, due to change in business mix.

        Other Revenue.    Our other revenue was INR 994.9 million in the year ended March 31, 2019, an increase from INR 607.3 million in the year ended March 31, 2018.

        Adjusted Revenue(1) for this segment increased by 74.4% to INR 1,059.0 million in the year ended March 31, 2019 from INR 607.3 million in the year ended March 31, 2018. In the year ended March 31, 2019, Adjusted Revenue includes add-back of INR 64.1 million of consumer promotion expenses reduced from revenue as per IFRS 15. This increase in Adjusted Revenue was primarily due to increase in advertisement and alliances income.

        Other Income.    Our other income increased to INR 263.8 million in the year ended March 31, 2019 from INR 90.0 million in the year ended March 31, 2018 primarily due to an increase in government grants.

        Personnel Expenses.    Our personnel expenses decreased by 12.1% to INR 2,550.2 million in the year ended March 31, 2019 from INR 2,902.8 million in the year ended March 31, 2018. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 282.9 million in the year ended March 31, 2019 from INR 729.9 million in the year ended March 31, 2018, outsourcing of customer contact centers and certain rationalization in headcount. Personnel expenses, as a percentage of Revenue increased to 27.3% from 23.7% for the year ended March 31, 2019. For the year ended March 31, 2019, Personnel expenses, as a percentage of Adjusted Revenue(1) declined to 28.6% from 39.2% in the year ended March 31, 2018. Excluding employee share-based compensation costs for the year ended March 31, 2019 and March 31, 2018, Personnel expenses increased by 4.3% for the year ended March 31, 2019.

        Marketing and Sales Promotion Expenses.    Marketing and sales promotion expenses decreased by 80.5% to INR 810 million in the year ended March 31, 2019 from INR 4,153.9 million in the year

(1)
See the section below titled "Certain Non IFRS Measures."

ended March 31, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing and sales promotion expenses for the year ended March 31, 2019 would have been INR 4,381.4 million, 5.5% higher year-over-year, which was lower than the growth in our Adjusted Revenue(1) for the year ended March 31, 2019 of 20.3%.

        Other Operating Expenses.    Other operating expenses increased by 21.1% to INR 3,975.8 million in the year ended March 31, 2019 from INR 3,285.5 million in the year ended March 31, 2018 primarily due to increase in payment gateway expenses, communication expenses and commission expenses due to increase in business volume, increase in legal and professional expenses, provision for doubtful debts due to cessation of operations and subsequent insolvency proceedings for Jet Airways and technology tools provided by GDS resulting in a charge of INR 201.7 million and re-measurement of contingent consideration, marginally offset by decrease in rates and taxes and travelling and conveyance expenses for the year ending March 31, 2019.

        Adjusted EBITDA Loss(1).    Due to the forgoing factors and operating efficiencies, adjusted EBITDA Loss has decreased to INR 1,228.3 million in the year ended March 31, 2019 from adjusted EBITDA Loss of INR 1,910.3 million in the year ended March 31, 2018.

        Depreciation and Amortization.    Our depreciation and amortization expenses increased by 36.7% to INR 581.7 million in the year ended March 31, 2019 from INR 425.6 million in the year ended March 31, 2018 primarily as a result of an increase in amortization expense to INR 458.0 million in the year ended March 31, 2019 from INR 321.1 million in the year ended March 31, 2018.

        Results from Operations.    As a result of the foregoing factors, our result from operating activities was a loss of INR 2,578.2 million in the year ended March 31, 2019. Our loss for the year ended March 31, 2018 was INR 3,360.1 million. Excluding the employee share-based compensation costs and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 1,810.0 million for year ended March 31, 2019 as compared to INR 2,335.9 million for year ended March 31, 2018.

        Share of Loss of Joint Venture.    This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 12.8 million in the year ended March 31, 2019 from INR 10.6 million in the year ended March 31, 2018.

        Finance Income.    Our finance income decreased to INR 41.3 million in the year ended March 31, 2019 from INR 91.9 million in the year ended March 31, 2018. The decrease was primarily due to a decrease in the interest income from our bank deposits.

        Finance Costs.    Our finance costs increased to INR 263.3 million in the year ended March 31, 2019 as compared to INR 153.1 million in the year ended March 31, 2018. The increase was mainly due to an increase in borrowings and foreign exchange loss.

        Change in fair value of warrants.    The change in the fair market value of warrants resulted in an income of INR 1,667.1 million during the year ended March 31, 2019.

        Income Tax Expense.    Our income tax expense during the year ended March 31, 2019 was INR 47.8 million compared to an expense of INR 56.9 million during the year ended March 31, 2018.

        Loss for the Year.    As a result of the foregoing factors, our loss during the year ended March 31, 2019 was INR 1,193.6 million as compared to a loss of INR 4,052.0 million in the year ended March 31, 2018. Excluding the employee share-based compensation costs, re-measurement of

(1)
See the section below titled "Certain Non IFRS Measures."

contingent consideration and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 2,092.6 million for year ended March 31, 2019 and INR 2,464.5 million for year ended March 31, 2018.

        Basic Loss per Share.    Basic loss per share was INR 26.37 in the year ended March 31, 2019 as compared to basic loss per share of INR 116.41 in the year ended March 31, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 47.28 in the year ended March 31, 2019 as compared to INR 70.65 in the year ended March 31, 2018.

        Diluted Loss per Share.    Diluted loss per share was INR 26.95 in the year ended March 31, 2019 as compared to diluted loss per share of INR 116.41 in the year ended March 31, 2018. After excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 47.25 in the year ended March 31, 2019 as compared to INR 70.65 in the year ended March 31, 2018.

Results of Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

        The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2017		2018
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	9,356,813	100.0	12,248,513	100.0
Other income	25,282	0.3	90,001	0.7
Service cost	4,179,486	44.7	4,930,757	40.3
Personnel expenses	2,115,308	22.6	2,902,840	23.7
Marketing and sales promotion expenses	2,457,242	26.3	4,153,920	33.9
Other operating expenses	2,217,887	23.7	3,285,530	26.8
Depreciation and amortization	275,587	2.9	425,600	3.5
Results from operations	(1,863,415)	(19.9)	(3,360,133)	(27.4)
Finance income	139,158	1.5	91,912	0.8
Finance costs	(149,863)	(1.6)	(153,056)	(1.2)
Share of loss of joint venture	(9,441)	(0.1)	(10,559)	(0.1)
Listing and related expense	(4,242,526)	(45.3)	—	—
Change in fair value of warrants	230,111	2.5	(563,253)	(4.6)
Loss before income taxes	(5,895,976)	(63.0)	(3,995,089)	(32.6)
Income tax expense	(40,987)	(0.4)	(56,887)	(0.5)
Loss for the year	(5,936,963)	(63.5)	(4,051,976)	(33.1)
Basic Loss per share	(237.89)		(116.41)
Diluted Loss per share	(237.89)		(116.41)

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

(1)
See the section below titled "Certain Non IFRS Measures."

        Adjusted Revenue(1).    Our Adjusted Revenue increased by 42.4% to INR 7,407.8 million in the year ended March 31, 2018 from INR 5,202.6 million in the year ended March 31, 2017. This growth resulted mainly from an increase of 37.1% in our Air Ticketing revenue along with an increase of 48% in our Adjusted Revenue(1) from Hotels and Packages, including the impact of consolidation of ATB.

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

        Hotels and Packages.    Revenue from our Hotels and Packages business increased by 24.4% to INR 6,628.2 million in the year ended March 31, 2018 from INR 5,326.4 million in the year ended March 31, 2017. Our Adjusted Revenue(1) for this segment increased by 48.0% to INR 1,697.5 million in the year ended March 31, 2018 from INR 1,146.9 million in the year ended March 31, 2017. This growth was due to an increase in our Gross Bookings by 28.3% to INR 13.4 billion, including the impact of consolidation of ATB, along with an increase in Net Revenue Margin to 12.7% in the year ended March 31, 2018 as compared to 11% during the year ended March 31, 2017. The increase in Net Revenue Margin is due to change in business mix in favor of standalone hotels, which have higher margins, as well as higher margins negotiated from the suppliers primarily from our standalone hotels business.

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

        Marketing and Sales Promotion Expenses.    Marketing and sales promotion expenses increased by 69.0% to INR 4,153.9 million in the year ended March 31, 2018 from INR 2,457.2 million in the year ended March 31, 2017 primarily due to increases in brand marketing campaigns, consumer promotions and loyalty incentive programs and the impact of consolidation of ATB. Marketing and Sales

(1)
See the section below titled "Certain Non IFRS Measures."

Promotion Expenses as a percentage of Adjusted Revenue(2) increased to 56.1% in the year ended March 31, 2018 from 47.2% during the year ended March 31, 2017.

        Other Operating Expenses.    Other operating expenses increased by 48.1% to INR 3,285.5 million in the year ended March 31, 2018 from INR 2,217.9 million in the year ended March 31, 2017 primarily due to remeasurement of contingent consideration of INR 294.3 million, consolidation of ATB, increased payment gateway expenses and commissions due to increased business volume and increases in our legal and professional fees.

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

(1)
See the section below titled "Certain Non IFRS Measures."

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

Liquidity and Capital Resources

        Our sources of liquidity have principally been proceeds from the sale of our Class A Shares and Class F Shares, Ordinary Shares, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly been for funding operational losses, acquisitions, working capital as well as capital expenditures.

        As of March 31, 2019, our primary sources of liquidity were INR 2,161.0 million of cash and cash equivalents and 1,029.5 million in term deposits (INR 1,010.3 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

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

        Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables increased by INR 944.5 million from INR 3,976.8 million as of March 31, 2018 to INR 4,921.3 million as of March 31, 2019, in line with the growth of our business.

        Our Prepayments and other assets primarily consist of current portion of prepayments made to and deposits placed with our suppliers. Our other current assets decreased from INR 977.8 million as of March 31, 2018 to INR 899.9 as of March 31, 2019, primarily due to decreases in advances made to our airline and hotel suppliers.

        In September 2017, the Company took a term loan of $7.8 million, or approximately INR 509.3 million, from InnoVen Capital Singapore PTE. LTD., consisting of $5 million "Facility A" and $2.8 million "Facility B," carrying an interest of 9% per annum. The loan is repayable in relation to Facility A over the period until January 01, 2020 and in relation to Facility B over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2019 was $2.5 million, or approximately INR 175.1 million. The loan is secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

(1)
See the section below titled "Certain Non IFRS Measures."

        Yatra India, an indirect subsidiary of the Company, took a term loan from InnoVen Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million "First Tranche" and INR 175 million "Second Tranche" in September 2017, carrying an interest of 14.75% per annum. The loan is repayable in relation to First Tranche over the period until January 01, 2020 and in relation to Second Tranche over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2019 was INR 161.1 million. The loan is secured by pledge of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in ATB. As on July 4, 2019, the pledge on these shares has been released against a fixed deposit of INR 50 million.

        As of March 31, 2019, Yatra India had sanctioned bank guarantee limits of (i) INR 1,100 million from ICICI bank against bank deposits of INR 600 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights. As of March 31, 2019, ATB had sanctioned cash credit and bank guarantee limits of INR 1,100 million from ICICI bank (INR 800 million as a cash credit limit against a bank deposit of INR 150 million (this amount is pledged and we do not earn any interest on this bank deposit) and INR 300 million as a bank guarantee limit with 20% cash margin of the bank guarantee value upon utilization of the limit), all existing and future fixed and current assets including intellectual property and intellectual property rights.

        As of March 31, 2018, Yatra India had sanctioned bank guarantee limits of (i) INR 1,100 million from ICICI bank against bank deposits of INR 600 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC bank against fixed deposits.

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

        We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2019, the outstanding balance of finance lease liability was INR 4.1 million as compared to INR 8.9 million as at March 31, 2018. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2019, the outstanding balance of such borrowing is INR 39.2 million as compared to INR 46.1 million as at March 31, 2018.

        We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2018, the outstanding balance of finance lease liability was INR 8.9 million as compared to INR 12.9 million on March 31, 2017. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2018, the outstanding balance of such borrowing is INR 46.1 million as compared to INR 32.0 million as at March 31, 2017.

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

        The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2016	2017	2018	2019
	INR ('000s)	INR ('000s)	INR ('000s)	INR ('000s)
Net cash from/(used in) operating activities	(459,903)	(1,589,820)	(881,941)	(3,542,134)
Net cash from/(used in) investing activities	(475,549)	(2,380,528)	1,221,059	(650,325)
Net cash from/(used in) financing activities	1,144,021	5,135,612	577,182	2,904,580
Net increase/(decrease) in cash and cash equivalents	208,569	1,165,264	916,300	(1,287,879)
Effect of exchange rate changes on cash and cash equivalents	(39,929)	(22,299)	16,144	186,477
Cash and cash equivalents at the beginning of the year	221,024	389,664	1,532,629	2,465,073
Closing cash and cash equivalents at the end of the year	389,664	1,532,629	2,465,073	1,363,671

Net cash from / (used in) operating activities

        Our net cash used in operating activities was INR 3542,1 million in the year ended March 31, 2019, as compared to net cash used in operating activities of INR 881.9 million in the year ended March 31, 2018, an increase in cash usage of INR 2,656.2 million in the year ended March 31, 2019. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was

INR 1,079.8 million in the year ended March 31, 2019. Further, in the year ended March 31, 2019, there was an increase in our working capital of INR 2,217.2 million, as compared to a decrease in working capital of INR 1,069.9 million in the year ended March 31, 2018. The increase in working capital in the year ended March 31, 2019 was primarily due to INR 1,316.4 million increases in trade and other receivables and INR 920.9 million decreases in trade and other payables. The working capital decrease in the year ended March 31,2018 was primarily due to INR 1,898.7 million increases in trade and other payables. The increase in trade and other payables was partially offset by an increase in trade and other receivables of INR 824.9 million due to an increase in the volume of our business.

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

        During the year ended March 31, 2019, cash used in investing activities was INR 650.3 million, as compared to cash from investing activities was INR 1,221.1 million in the year ended March 31, 2018. During the year ended March 31, 2019, we redeemed INR 6.4 million in term deposits with banks, invested an incremental INR 424.3 million in property plant and equipment and in software and technology-related development projects, and INR 253.4 million for acquisition of ATB business. We also received interest on our term deposits of INR 10.5 million in the year ended March 31, 2019, as compared to INR 6.9 million in the year ended March 31, 2018.

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

Net cash from financing activities.

        During the year ended March 31, 2019, cash from financing activities was INR 2,904.6 million, primarily as a result of the issue of share capital of INR 3,563.5 million and repayment of borrowings of INR 526.7 million. Further, we made payments of INR 132.4 million as interest on term loans, bank overdrafts and vehicle loans.

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

        We made capital expenditures of INR 874.9 million and INR 1,155.5 million in fiscal years 2019 and 2018, respectively. In addition, we expect to spend an additional approximately INR 200 million to INR 300 million on capital expenditures during fiscal year 2020. Our capital expenditures have in principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

        As of March 31, 2019, Yatra India had obtained INR 1,141.2 million in bank guarantees from ICICI and ATB had also obtained INR 93.06 million in bank guarantees from ICICI Bank Limited and insurance of INR 217.72 million from IFFCO Tokio GIC in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association's bill settlement plan. Additionally, Yatra India had pledged deposits totaling INR 31.1 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

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

        As of March 31, 2017, Yatra India had obtained INR 844.6 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association's bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.4 million (US$ 0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 23.6 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

        In fiscal year 2012, Yatra Online Private Limited (Yatra India) issued warrants to Bennett Coleman & Co. Ltd., or BCCL, which were convertible into the equity shares in Yatra India upon occurrence of certain events viz. (a) an IPO of the Parent or its subsidiaries (Yatra online private Limited/Yatra Online (Cyprus) Limited) or (b) Prior to a proposed event resulting in a Change of Control of the Company or Ultimate Parent, at any time, within a period, of 4 (Four) years from June 21, 2011, which was further extended until September 30, 2017. BCCL had a right to exercise put option in respect of such equity shares against THCL Travel Holding Limited ("THCL" formerly known Yatra Online (Cyprus) Limited). On conversion to equity, BCCL had put option that required Yatra Cyprus to purchase all the shares held by BCCL at a price per share calculated as per the terms of the agreement. In the event, BCCL did not exercise its put option within the period stipulated therein, THCL had the right to require BCCL to sell all the above-stated equity shares held in Yatra to THCL at a price per share calculated as per the Warrant Subscription Agreement.

        On March 31, 2017, BCCL has agreed to waive its right to exercise the Warrants under the Warrant Subscription Agreement and Yatra India settled with BCCL through the payment of an aggregate sum of INR 390 million under the terms of an Advertisement Agreement, with no further liability on Yatra. This was subsequently settled on June 29, 2017.

        In fiscal year 2019, Yatra Online Private Limited (Yatra India) has entered into a debenture subscription agreement with BCCL, which agreed to subscribe to a non-convertible debenture for an aggregate consideration of subscription amount of INR 195,000 while the Company agreed to issue and allot the same aggregate principal amount of non-convertible debentures to BCCL in a private placement. Non-convertible debentures (NCD) allotted to BCCL shall be redeemed at the redemption amount of INR 214,500 being the sum of NCD Subscription Amount and the NCD Interest. The Company also entered into an advertisement agreement with BCCL wherein the Company has paid a deposit of a similar amount to BCCL. This deposit will be used for payments to be made in relation to advertisements released in properties owned and managed by BCCL.

        Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

        Our contractual obligations as of March 31, 2019 are summarized below:

	Fiscal Year Ended March 31, 2019
Contractual Obligations (Amount in INR thousands)	Total	Less than 1 Year	1 - 3 Year	3 - 5 Year	More than 5 Year
Capital expenditure*	1,859	1,859	—	—	—
Operating expenditures**	106,206	106,206	—	—	—
Vehicle loan	39,208	15,730	21,524	1,954	—
Finance Lease	4,605	3,534	1,071	—	—
Operating Lease	759,046	104,289	144,090	193,575	317,092

Total	910,924	231,618	166,685	195,529	317,092

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

        Customer credit risk is managed by each business unit subject to the company's established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See Note 40 to our 2019 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

        The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See Note 40 to our 2019 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.
        Foreign Currency Risk.    Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating transactions which are denominated in currency other than subsidiary's functional currency (foreign currency denominated receivables and payables). See Note 40 to our 2019 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2019

        The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group's financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

IFRS 16 Leases

        In January 2016, IASB issued standard, IFRS 16 Leases. IFRS 16 replaces IAS 17 "Leases" and related interpretations viz. IFRIC 4 "Determining whether an Arrangement contains a Lease;" SIC-15, "Operating Leases—Incentives;" and SIC-27, "Evaluating the Substance of Transactions Involving the Legal Form of a Lease." The previous accounting model for leases required lessees and lessors to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

        IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

        We intend to adopt the "Modified Retrospective Approach" on the date of initial application (April 1, 2019) and make a cumulative adjustment to retained earnings. Accordingly, comparatives for the fiscal 2019 will not be retrospectively adjusted.

        We expect that adoption of this standard will have a material effect on our consolidated financial statements. The most significant effects of this new standard on us relate to the recognition of new right of use, or ROU, assets and lease liabilities on our financial position for various real estate operating leases. The adoption of IFRS 16 is expected to have a favorable impact on operating profit in fiscal 2020, since a portion of the costs that were previously classified as rental expenses will be classified as interest expense and thus recorded outside operating profit and an unfavorable impact on profit after tax due to interest accruing at a higher rate in earlier years and decreasing over the lease term, while depreciation is recorded on a straight-line basis. The new standard also has an impact on how lease payments are presented in the cash flow statement resulting in an increase in cash flows from operating activities and a decline in cash flows from financing activities.

        The adoption of this standard will result in the recognition of ROU assets and lease liabilities for operating leases. The adoption of this standard is expected to result in the recognition of ROU assets and lease liabilities for operating leases of approximately INR 170,568 and INR 205,474, respectively, as of April 1, 2019.

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

Amendment to IAS19—plan amendment, curtailment or settlement:

        On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, 'Employee Benefits', in connection with accounting for plan amendments, curtailments and settlements.

        The amendments require an entity:

  •
  to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

  •
  to recognize in profit or loss as part of past service cost, or again or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling. Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group does not have any impact on account of this amendment.

Definition of a Business—Amendments to IFRS 3

        The IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

        Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, most entities will likely not be affected by these amendments on transition. However, entities considering the acquisition of a set of activities and assets after first applying the amendments should update their accounting policies in a timely manner. The amendments could also be relevant in other areas of IFRS (e.g., they may be relevant where a parent loses control of a subsidiary and has early adopted Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

        The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, though early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Certain Non-IFRS Measures

        As certain parts of our revenue are recognized on a "net" basis and other parts of our revenue are recognized on a "gross" basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

        We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board, or IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

        The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other			Total
Amount in INR thousands except %	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Revenue	3,656,976	5,012,931	3,449,265	5,326,414	6,628,236	4,914,420	373,422	607,346	994,895	9,356,812	12,248,513	9,358,580
Add: Customer promotional expenses	—	—	2,258,887	—	—	1,248,506	—	—	64,058	—	—	3,571,451
Service Cost	—	—	—	(4,179,486)	(4,930,757)	(4,282,803)	—	—	—	(4,179,486)	(4,930,757)	(4,282,803)
Other Income	—	—	—	—	—	—	—	—	—	25,282	90,001	263,785

Adjusted Revenue	3,656,976	5,012,931	5,708,152	1,146,928	1,697,479	1,880,123	373,422	607,346	1,058,953	5,202,608	7,407,757	8,911,013

        In addition to referring to Adjusted Revenue , we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration and change in fair value of warrants.

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

  •
  Listing and related expenses:  These primarily reflect the listing expenses incurred, are non-recurring expenses incurred on consummation of the Business Combination.

  •
  Change in fair value of warrants:  Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

  •
  Re-measurement of contingent consideration:  The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and payment to the Sellers in the ATB transaction.

        We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

        A limitation of using Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, re-measurement of contingent consideration, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

        The following table reconciles our Profit/(loss) (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted EBITDA (Loss) (Amount in INR thousands)	2017	2018	2019
Loss for the period as per IFRS	(5,936,963)	(4,051,976)	(1,193,595)
Employee share-based compensation costs	586,932	729,920	282,883
Depreciation & amortization	275,587	425,600	581,746
Share of loss of joint venture	9,441	10,559	12,772
Finance income	(139,158)	(91,912)	(41,310)
Finance costs	149,863	153,056	263,290
Change in fair value of warrants	(230,111)	563,253	(1,667,193)
Listing and related expense	4,242,526	—	—
Remeasurement of contingent consideration	—	294,344	485,282
Income tax expense	40,987	56,887	47,837
Adjusted EBITDA (Loss)	(1,000,896)	(1,910,269)	(1,228,288)

        The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Results from Operations (Amount in thousands)	2017	2018	2019
Results from operations (as per IFRS)*	(1,863,415)	(3,360,133)	(2,578,199)
Employee share-based compensation costs	586,932	729,920	282,883
Remeasurement of contingent consideration	—	294,344	485,282
Adjusted Results from Operations	(1,276,483)	(2,335,869)	(1,810,034)

*
Does not include "Listing and related expense" and "Share of loss of joint venture."

        The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Loss (Amount in thousands)	2017	2018	2019
Loss for the period (as per IFRS)	(5,936,963)	(4,051,976)	(1,193,595)
Employee share-based compensation costs	586,932	729,920	282,883
Listing and related expense	4,242,526	—	—
Remeasurement of contingent consideration	—	294,344	485,282
Net change in fair value of warrants	(230,111)	563,253	(1,667,193)
Adjusted Loss for the Period	(1,337,616)	(2,464,459)	(2,092,623)

        The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
	2017	2018	2019
Reconciliation of Adjusted Basic Loss (Per Share)
Basic loss per share (as per IFRS)	(237.89)	(116.41)	(26.37)
Employee share-based compensation costs	23.52	20.91	6.41
Listing and related expense	170.00	—	—
Net change in fair value of warrants	(9.22)	16.42	(38.29)
Remeasurement of contingent consideration	—	8.43	10.98
Adjusted Basic loss Per Share	(53.59)	(70.65)	(47.28)

	Fiscal Year ended March 31,
	2017	2018	2019
Reconciliation of Adjusted Diluted Loss (Per Share)
Diluted loss per share (as per IFRS)	(237.89)	(116.41)	(26.95)
Employee share-based compensation costs	23.52	20.91	6.39
Listing and related expense	170.00	—	—
Net change in fair value of warrants	(9.22)	16.42	(37.65)
Remeasurement of contingent consideration	—	8.43	10.96
Diluted Basic loss Per Share	(53.59)	(70.65)	(47.25)

Safe Harbor

        This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.
  Directors and Senior Management

        The following table sets forth information of our executive officers and directors, and their ages as of March 31, 2019. Unless otherwise stated, the address for our directors and officers is 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

Name	Age	Position
Dhruv Shringi	45	Chief Executive Officer and Class III Director
Alok Vaish	49	Chief Financial Officer
Manish Amin	53	Chief Information and Technology Officer
Sean Aggarwal(1)	53	Non-Executive Class I Director
Neelam Dhawan(3)	59	Non-Executive Class I Director
Sanjay Arora(1)(2)(3)	51	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1)(2)(3)	57	Non-Executive Class II Director
Sudhir Kumar Sethi(2)(3)	61	Chairman of the Board and Non-Executive Class III Director

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

        Alok Vaish.    Mr. Vaish has served as our Chief Financial Officer since December 2007. Prior to joining our company, Mr. Vaish was the Chief Financial Officer of HSIL Limited from April 2005 to November 2007. Prior to that, he worked as Vice President in Ambit Corporate Finance Pte. from September 2004 to March 2005. From July 1997 to September 2004 he worked in the Mergers and Acquisitions Department of the Investment Banking Group of Deutsche Bank, New York. Mr. Vaish holds a Master of Business Administration degree from The Darden School of Business, University of Virginia and also holds B.Com (Hons.) from Delhi University. He is also a national merit rank holder Chartered Accountant. Mr. Vaish has informed us that he intends to resign from his position as our Chief Financial Officer effective mid-October 2019.

        Manish Amin.    Mr. Amin is our co-founder and has served as our Chief Information Officer since January 2006. He also serves as a director of Air Travel Bureau Private Limited, Yatra Hotel Solutions Private Limited and Middle East Travel Management Company Pvt. Ltd., which are subsidiaries of Yatra India, and Adventure and Nature Network Private Limited, which is a joint venture of Yatra India. Prior to joining our company, Mr. Amin worked at Ebookers from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a BTEC Higher National Diploma from South Thames College, London.

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

        Sudhir Kumar Sethi.    Mr. Sethi has served as a non-executive member of our board of directors since March 2014. He is founder and chairman of Chiratae Ventures India Advisors Private Limited (Formerly known as IDG Ventures India Advisors Private Limited), in which role he has advised on investments in numerous companies the across digital consumer, enterprise software and healthcare sectors since 1998. In addition to leading Chiratae Ventures India Advisors Private Limited (Formerly known as IDG Ventures India Advisors Private Limited). He also served on the Executive Committee of Indian Venture Capital Association (IVCA), Investment Committee of UTI Ventures, on the Board of Ascent Capital, Advisory Board of Westbridge Capital and on the Board of Advisors at N.S. Raghavan Centre for Entrepreneurship, IIM Bangalore. He currently serves on the board of directors of several companies, including Brainbees Solutions Pvt. Ltd., Cure Fit Healthcare Pvt. Ltd. and Active Intelligence Pte Ltd and previously served on the board of directors of Myntra, which was acquired by Flipkart, and Manthan Systems. Mr. Sethi a B.Tech degree in engineering from IETE, Delhi and a Master of Business Administration degree from Faculty of Management Studies University, Delhi. Mr. Sethi is well qualified to serve as a director due to his extensive investment experience and his roles serving on the board of directors of other companies.

        Sean Aggarwal.    Mr. Aggarwal has served as a non-executive member of our board of directors since March 2018. He is a current board member of Lyft, Inc., Arlo, Inc. and the former CFO of Trulia, which he helped take public in 2012 and orchestrated its sale to Zillow Group Inc. in 2015. Prior to Trulia, Mr. Aggarwal held finance positions at Paypal Holdings Inc., eBay Inc., Amazon.com, Inc., PepsiCo, Inc. and Merrill Lynch Capital Markets. Mr. Aggarwal holds an MBA from Northwestern University's Kellogg School of Management. Mr. Aggarwal is well qualified to serve as a director due to his experience in capital markets and his role serving on the board of directors of another technology company.

        Neelam Dhawan.    Ms. Dhawan has served as a non-executive member of our board since January 2019. She has been a member of the Global Supervisory Board of Royal Philips, Netherlands since May 2012 and she joined the Board of ICICI Bank Limited in January 2018. In her previous positions, Ms. Dhawan was a Managing Director of both Microsoft and Hewlett Packard, in India, had been a member of NASSCOM's Executive Council from 2009 to 2017 and had made significant contributions to industry strategy and public policy frameworks. Ms. Dhawan also served as VP, Global Industries, Strategic Alliances & Inside Sales APAC & Japan, Hewlett Packard, Singapore from 2017-2018. Ms. Dhawan holds an MBA from the Faculty of Management Studies (FMS), Delhi, India. Ms. Dhawan is well qualified to serve as a director due to her professional experience in executive positions and her service on the board of directors of other companies.

  B.
  Compensation

Non-Executive Director Compensation

        We pay the reasonable costs and expenses incurred in connection with attending meetings of our board of directors and our committees. In fiscal years 2015 and 2016, we paid no cash compensation to our non-executive directors. Starting in January 2017, we pay a $15,000 annual base director's fee to each of our non-executive directors who are on the Board of the Company. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee will receive an additional cash retainer of $10,000 per year for a membership in each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination. A certain non-executive director was also granted options to purchase 147,500 ordinary shares of the Company pursuant to the 2016 Stock Option and Incentive Plan.

        During the financial year ended March 31, 2019, the company had incurred an expense of $135,397. During the financial year ended March 31, 2019, the company have paid $90,000 to our non-executive directors towards their director fees and cash retainers for the calendar year ending December 2018.

Executive Director and Other Senior Management Compensation

        The aggregate compensation, including benefits in kind, paid/accrued to our executive director and senior management for the year ended 2019, including benefits in kind but excluding any equity compensation, was INR 103.0 million. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see "—Share Options and Restricted Stock Awards" below.

Share Options and Restricted Stock Awards

        The two equity incentive plans described in this section are the Yatra Online, Inc. 2006 India Share Plan, or the 2006 Plan, and the 2016 Stock Option and Incentive Plan, or the 2016 Plan. As part of the Business Combination, we have granted 2 million restricted stock awards (RSAs) to certain employees of the Company, out of which 74,458 RSAs vested through December 16, 2016 (these RSAs are subject to a repurchase right on proportional basis over a period of 2 years from the date of the award at a nominal amount). During the fiscal year 2018, the Company has modified the vesting condition such that one-quarter of the remaining unvested RSAs vested on June 30, 2017 and the remaining rest three-fourths of the RSA will thereafter vest in six equal quarterly installments, the final installment to vest on December 15, 2018. In connection with this change, these awards became Restricted Stock Units, or RSUs. During the fiscal year 2019, the Company deferred vesting of 643,147 RSUs until October 31, 2019, at which point they will vest in full. The vesting of these stock units will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan).

        The Company also granted 92,179 RSUs to certain individuals, including the employees of the Company, on February 2, 2017. These RSUs vested over a two-year period in equal quarterly installments, beginning May 31, 2017 and finishing on March 31, 2019.

        The Company also granted 7,277 RSUs to certain employees of the Company on May 15, 2017. These RSUs vest in equal quarterly installments over four years, beginning on September 30, 2017 and finishing on June 30, 2021.

        The Company also granted 20,000 RSUs to an employee of the Company on November 14, 2017. These RSUs vest over a period of four years, with one-tenth vesting on February 1, 2018 equivalent and the remaining RSUs vesting thereafter in quarterly installments of one-twelfth of the initial grant.

        The Company also granted 203,194 stock options to certain employees of the Company on November 14, 2017. These stock options vest over a four-year period in equal quarterly installments, beginning on February 1, 2018 and finishing on November 1, 2021.

        The Company also granted 480,000 RSUs to certain employees of the Company on January 30, 2018. These RSUs vest over a period of one year in equal quarterly installments, beginning on April 1, 2018. During the fiscal year 2019, the Company deferred vesting of 263,115 RSUs until October 31, 2019, at which point they will vest in full.

        The Company also granted 140,000 stock options to a non-executive director of the Company on February 21, 2018. These stock options vest over two years in equal monthly installments, beginning on March 1, 2018 and finishing on February 1, 2020. The vesting of these options will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan).

        The Company also granted 5,000 RSUs to an employee of the Company on March 23, 2018. One-quarter of these RSUs vested on April 1, 2018 and the remaining RSUs vest quarterly in installments of one-twelfth of the total RSUs, beginning on July 1, 2018 and finishing on April 1, 2021.

        The Company also granted 21,769 stock options to certain employees of the Company on August 7, 2018. These stock options vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to one-sixteenth of the total number of stock options, with the last such vesting on June 1, 2022.

        The Company also granted 7,500 stock options to a non-executive director of the Company on November 28, 2018. vest over a period of one year in equal monthly installments commencing from first vesting on January 1, 2019 equivalent to one-twelfth of the total number of stock options, with the last such vesting on December 1, 2019

2006 Plan

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

        Upon the occurrence of a change of control of our company, the 2006 Plan provides that each outstanding option or share purchase right will be assumed, or an equivalent option or right will be substituted by the successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or share purchase right will terminate upon the consummation of the change of control transaction. As on the date of this annual report, all the options granted under this plan are vested.

2016 Plan

        On December 13, 2016, our board of directors approved the 2016 Plan and on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2019, we have reserved for issuance 7,667,393 authorized but unissued ordinary shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

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

        The compensation committee may select corporate performance goals from among the following: total shareholder return; gross booking value; Adjusted Revenue; EBITDA; share compensation expense; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Ordinary Shares; economic value added; funds from operations or similar measure; sales, revenue or market share; acquisitions or strategic transactions; operating income (loss); cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets, equity or investment; return on sales, gross or net profit levels; productivity; expense margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share; and the number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

        Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

        As of March 31, 2019, no cash incentive bonus has been granted.

        In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

        During the fiscal year 2019, we have granted 7,500 stock options (March 31, 2018: 140,000 and March 31, 2017: Nil) to our directors and executive officers. As of March 31, 2019, 614,418 outstanding options were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options*	Exercise Price	Grant Date	Expiry Date
181,593	$3.91	April 21, 2010	April 18, 2020
9,218	$5.42	June 12, 2012	June 10, 2022
63,603	$5.42	March 20, 2011	March 17, 2021
282,299	$4.34	August 1, 2014	July 24, 2029
75,829	$7.81	February 21, 2018	February 20, 2022
1,875	$5.50	November 28, 2018	December 27, 2022

*
excludes the options outstanding to Executive Officers that were redesignated during the fiscal year 2018-19 as non-Executive Officers

Outstanding RSAs and RSUs

        During the fiscal year 2017, 42,008 RSAs and 1,812,909 RSUs were granted, pursuant to the Business Combination agreement, to our directors and executive officers, of which 42,008 RSAs and 1,169,762 RSUs fully vested as of March 31, 2019. The outstanding RSAs and RSUs granted to our directors and executive officers as of March 31, 2019 are as set forth in the following table:

Total RSAs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSAs	Exercise Price
42,008	—	—

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs		Exercise Price
1,812,909	643,147	*	—

*
Vesting of these RSUs was deferred until October 31, 2019. Also, the vesting of these RSU's will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan)

        During the year ended March 31, 2018, 504,796 RSUs were granted under our 2016 plan to our directors and executive officers, of which 211,681 fully vested and 10,000 got cancelled as of March 31, 2019. The outstanding RSUs to our directors and executive officers as of March 31, 2019 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs		Exercise Price
504,796	263,115	*	—

*
Vesting of these RSU's was deferred until October 31, 2019. Also, the vesting of these RSUs will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan)

Employee Benefit Plans

        We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2017, 2018 and 2019, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all of our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 92.5 million, INR 131.6 million and INR 130.4 million, respectively.

Provident Fund

        In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees' Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 77.8 million, INR 105.0 million and INR 105.9 million in fiscal years 2017, 2018 and 2019, respectively.

Gratuity

        In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days' salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 14.7 million, INR 26.6 million and INR 24.5 million in fiscal years 2017, 2018 and 2019, respectively.

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

        Messrs. Vaish, Amin, Dhall, Verma, Poddar and Sodhi, have also entered into employment agreements with us, which agreements contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and each of these executives are obligated to provide the other party with three months' written notice to terminate the employment relationship. Alternatively, in lieu of providing three months' notice, we may elect to pay the executive a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that such executive is terminated by us for any one of the reasons enumerated in the agreement. Mr. Verma resigned as of September 20, 2018 and Mr. Dhall, Mr. Poddar and Mr. Sodhi, were reclassified as non-Executive Officers as of October 31, 2018.]

  C.
  Board Practices

Board of Directors

        Our board of directors is comprised of six directors, at least a majority of whom qualify as "independent" directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our board of directors has determined that the following directors are independent: Sanjay Arora, Murlidhara Lakshmikantha Kadaba, Sudhir Kumar Sethi, Sean Aggarwal and Neelam Dhawan. Upon consummation of the Business Combination, Mr. Arora was designated to serve as a member of our board of directors by the Terrapin Sponsors.

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

  •
  the Class I directors are Sean Aggarwal and Neelam Dhawan and their terms will expire at our annual meeting of shareholders to be held in 2020;

  •
  the Class II directors are Sanjay Arora and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2021; and

  •
  the Class III directors are Dhruv Shringi and Sudhir Kumar Sethi, and their terms will expire at our annual meeting of shareholders to be held in 2019.

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

Nominating and Corporate Governance Committee

        The current members of our nominating and corporate governance committee are Sanjay Arora, Sudhir Kumar Sethi, Murlidhara Kadaba and Ms. Neelam Dhawan with Mr. Kadaba serving as its chairman. The nominating and corporate governance committee's responsibilities include:

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

  •
  each of our present directors;

  •
  each of our executive officers serving during the 2019 fiscal year; and

  •
  all of our current directors and executive officers as a group.

        Beneficial ownership has been determined as of March 31, 2019. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

        The information presented in the table below is based on 46,356,773 of our Ordinary Shares issued and outstanding on March 31, 2019 and assumes the conversion into Ordinary Shares of all (i) Yatra

USA Class F Shares, (ii) Class A non-voting Shares, (iii) Class F Shares and (iv) all convertible shares held at the subsidiary level that are convertible into our Ordinary Shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders:
Entities Affiliated with Nathan Leight(2)	7,592,748	15.18%
Macquarie Group Limited(3)	6,099,105	12.43%
Entities Affiliated with Altai Capital Management, LLC(4)	4,639,649	10.01%
RCH Ltd.(5)	3,783,948	7.55%
Reliance Infrastructure Limited(6)	2,980,139	6.43%
Entities Affiliated with Vincent C. Smith(7)	2,757,571	5.95%
E-18 Limited & Capital18 Fincap Private Limited(8)	2,496,165	5.38%
Entities Affiliated with Norwest Venture Partners(9)	2,392,168	5.16%
Executive Officers and Directors:
Dhruv Shringi(10)	874,419	1.87%
Alok Vaish(11)	368,732	*
Manish Amin(12)	697,957	1.51%
Sean Aggarwal(13)	87,495	*
Sudhir Kumar Sethi(14)	—	—
Murlidhara Lakshmikantha Kadaba	—	—
Sanjay Arora(15)	194,526	*
Neelam Dhawan(16)	3,125	*
All directors and officers as a group (8 persons)	2,222,954	4.73%

*
Less than 1 percent.

(1)
Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

(2)
Based on the Schedule 13G and the Schedules 13G/A filed with the SEC by Apple Orange LLC, Leight Family 1998 Irrevocable Trust, Argyle Investors LLC, Candlemaker Partners LLLP, We Deserve Better, LLC and Nathan Leight on December 27, 2016, January 11, 2017, February 14, 2018 and February 14, 2019, respectively. Consists of (i) 395,000 Ordinary Shares, warrants to purchase 3,668,290 Ordinary Shares, 1,933,439 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder) and 1,933,439 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), held by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC; (ii) 550,000 Ordinary Shares held by Argyle Investors LLC; (iii) 327,000 Ordinary Shares held by Candlemaker Partners, LLLP; (iv) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust; (v) 158,500 Ordinary Shares held by We Deserve Better, LLC; and (vi) 3,000 Ordinary Shares held by Nathan Leight. Mr. Leight is the sole managing member of Apple Orange LLC, Candlemaker Management LLC, which is the general partner of Candlemaker LLLP, and We Deserve Better, LLC and has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker LLLP and We Deserve Better, LLC. Mr. Leight's children are the beneficiaries of the Leight Family 1998 Irrevocable Trust and his wife is the trustee. The Leight Family 1998 Irrevocable Trust is the sole managing member of Argyle Investors LLC and has sole voting and dispositive control over the securities held by Argyle Investors LLC. The business address for each of these entities and Mr. Leight is 1330 Avenue of the Americas, Suite 23A, New York, New York 10019.

(3)
Consists of (i) 324,355 Ordinary Shares and warrants to purchase 46,458 Ordinary Shares held by Macquarie Corporate Holdings Pty Limited and (ii) 2,000,000 Ordinary Shares, 1,083,281 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder), 1,083,281 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and warrants to purchase 2,645,000 Ordinary Shares held by MIHI LLC. MIHI LLC is an affiliate of Macquarie and Macquarie Capital. Macquarie Group Limited is the ultimate indirect parent of each of Macquarie Corporate Holdings Pty. Limited and MIHI LLC and may be deemed to beneficially own the company's shares held by them. The business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia. The business address of MIHI LLC is 125 West 55th Street, L-22, New York, New York 10019.

(4)
Based on Schedule 13G and the Schedule 13G/A filed with the SEC by Altai Capital Management, L.P. ("Investment Manager"), Altai Capital Management, LLC ("IMGP") and Rishi Bajaj on July 2, 2018 and February 14, 2019, respectively. Consists of 4,639,649 Ordinary Shares held for the account of Altai Capital Osprey, LLC ("Osprey") and accounts separately managed by Investment Manager (the "Separately Managed Accounts"). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 590, Newport Beach, California 92660.

(5)
Based on Schedule 13G and the Schedule 13G/A filed with the SEC on November 13, 2018 and February 14, 2019, respectively, by each of (i) RCH Ltd. ("RCH"), (ii) Platinum Equity Capital Partners International III (Cayman), L.P. ("PECPI III"), (iii) Platinum Equity Partners International III (Cayman), L.P. ("PEPI III"), (iv) Platinum Equity Investment Holdings III (Cayman), LLC ("PEIH III (Cayman)"), (v) Platinum Equity Investment Holdings III, LLC ("PEIH III LLC"), (vi) Platinum Equity Investment Holdings III Manager, LLC ("PEIH III Manager"), (vii) Platinum Equity InvestCo, L.P. ("PEI LP"), (viii) Platinum Equity Investment Holdings IC (Cayman), LLC ("PEIH IC (Cayman)"), (ix) Platinum Equity Investment Holdings, LLC ("PEIH LLC"), (x) Platinum InvestCo, LLC ("PI LLC"), (xi) Platinum InvestCo (Cayman), LLC ("PI (Cayman) LLC"), (xii) Platinum Equity, LLC ("Platinum Equity") and (xiii) Tom Gores (together, the "Platinum Entities"). Consists of 3,783,948 Ordinary Shares underlying warrants held by RCH. Each of PECPI III, PEPI III, PEIH III (Cayman), PEIH III LLC, PEIH III Manager, PEI LP, PEIH IC (Cayman), PEIH LLC, PI (Cayman) LLC, Platinum Equity and (xiii) Mr. Gores may be deemed to beneficially own the shares held by RCH. PI LLC is not deemed to beneficially own the shares held by RCH. The business address of the Platinum Entities is 360 N. Crescent Drive, South Building, Beverly Hills, CA 90210.

(6)
Based on the Schedule 13G filed with the SEC by Reliance Infrastructure Limited on June 29, 2018. Consists of 2,980,139 Ordinary Shares held by Reliance Infrastructure Limited. The business address of Reliance Infrastructure Limited is Reliance Centre, 3rd Floor, North Wing, Santacruz (E), Mumbai, Maharashtra, India 400 055.

(7)
Based on Schedule 13G filed with the SEC by LB2, LLC ("LB2"), Teach a Man to Fish Foundation ("TAMF") and Vincent C. Smith on February 14, 2019. Consists of 131,818 Ordinary Shares held by LB2, 390,154 Ordinary Shares held by TAMF, and 2,235,559 Ordinary Shares held by Mr. Smith. Mr. Smith is also deemed to beneficially own the Ordinary Shares held by LB2 and TAMF. The business address of LB2, TAMF and Mr. Smith is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

(8)
Consists of 1,926,397 Ordinary Shares held by E-18 Limited and 569,768 Ordinary Shares issuable upon swap of Ordinary Shares of Yatra Online Private Limited held by Network 18 Media and Investment Ltd. (formerly known as Capital18 Fincap Private Limited), together, the E-18 Entities. Network18 Media & Investments Limited, a company registered in India is the holding company of the E-18 Entities. The business addresses for E-18 Limited and Capital18 Fincap Private Limited are Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius and First Floor, Empire Complex, 414, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Maharashtra, India, respectively.

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

(10)
Consists of 469,291 Ordinary Shares and options to purchase 405,128 Ordinary Shares that are exercisable within 60 days of March 31, 2019.

(11)
Consists of 254,430 Ordinary Shares and options to purchase 114,302 Ordinary Shares that are exercisable within 60 days of March 31, 2019.

(12)
Consists of 680,673 Ordinary Shares and options to purchase 17,284 Ordinary Shares that are exercisable within 60 days of March 31, 2019.

(13)
Consists of 87,495 Ordinary Shares.

(14)
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

(15)
Consists of 100 Ordinary Shares held by Mr. Arora, 100 Ordinary Shares held by Mr. Arora's wife, and 100 Ordinary Shares, 58,593 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder), 58,593 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and warrants to purchase 135,633 Ordinary Shares held by Noyac Path LLC. 100 Ordinary Shares held by Mr. Arora, 100 Ordinary Shares held by Mr. Arora's wife and 100 Ordinary Shares held by Noyac Path LLC are held in brokerage accounts for which margins are available. The sole member of Noyac Path LLC is a trust of which Mr. Arora is settlor and a beneficiary. Mr. Arora disclaims beneficial ownership over any securities owned by his wife and Noyac Path LLC in which he does not have any pecuniary interest.

(16)
Consists of 3,125 Ordinary Shares.

Significant Changes

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 14, 2019, Entities Affiliated with Altai Capital Management, LLC became a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 14, 2019, RCH Ltd. became a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 14, 2019, Entities Affiliated with Vincent C. Smith became a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on January 10, 2019, Fuh Hwa Securities Investment Trust Co., Ltd. ceased to be a beneficial owner of 5% or more of our Ordinary Shares, assuming the conversion into Ordinary Shares of all i) Yatra USA Class F Shares, ii) Class A non-voting Shares, iii) Class F Shares and iv) all convertible shares held at the subsidiary level that are convertible into our Ordinary Shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on November 15, 2018, Rotation Capital Management, LP ceased to be a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on June 29, 2018, Reliance Capital Limited ceased to be a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G filed with the SEC on June 29, 2018, Reliance Infrastructure Limited became a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G filed with the SEC on February 7, 2018, Habitat for Humanity International, Inc. ceased to be a beneficial owner of 5% or more of our Ordinary Shares, assuming the conversion into Ordinary Shares of all i) Yatra USA Class F Shares, ii) Class A non-voting Shares, iii) Class F Shares and iv) all convertible shares held at the subsidiary level that are convertible into our Ordinary Shares.

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

        As of July 16, 2019, we estimate that:

  •
  approximately 92% of our outstanding ordinary shares were held in the United States by 7 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company),

  •
  approximately 100% of our outstanding Class F Shares were held in the United States by approximately 9 holders of record, and

  •
  approximately 100% of our outstanding Class A Shares were held in the United States by 2 holders of record.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A.    Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

        On July 16, 2019, we entered into the Merger Agreement with Ebix, and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly owned subsidiary of Ebix. For a description of the Merger Agreement, please see "Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement".

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

Transactions pursuant to Service Agreements

        Pursuant to service agreements with the below mentioned companies (along with their affiliates) that have a significant influence on the Group, we have provided travel and trade related services of INR 405, INR 176,252, INR 110,973 in fiscal years 2019, 2018 and 2017, respectively:

  a.
  E-18 Limited and group companies

  b.
  Reliance Capital Limited and its group companies

  c.
  IDG Ventures India Advisors Private Limited

        The Company has also availed the insurance and communication services of Reliance General Insurance Company Limited, Reliance Jio Infocomm Limited and Reliance Infocomm Limited at a cost of INR 489, INR 11,497, and INR 12,979 in fiscal years 2019, 2018 and 2017, respectively.

Exchange and Support Agreement

        On December 16, 2016, we entered into an exchange and support agreement with Terrapin 3 (which is now known as Yatra USA Corporation) and holders of Class F common stock of Terrapin 3. Pursuant to the exchange and support agreement, commencing on November 16, 2017, holders of Terrapin 3's Class F common stock (which, pursuant to the Business Combination is now Yatra USA Class F Shares) have the right from time to time to exchange any or all of what are nor Yatra USA Class F Shares for the same amount of our Ordinary Shares. Upon any such exchange, an equal number of our Class F Shares held by such exchanging shareholders will also be converted by us into 0.00001 of our Ordinary Share for each Class F Share converted. The right to make such exchange will expire on December 16, 2021.

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

        Except for the tax and arbitration proceedings described below, there are no governmental or legal proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Proceedings

        See "Item 4. Information on the Company—B. Business Overview—Litigation" for a description of tax proceedings.

Arbitration Proceedings

        On July 20, 2017, Yatra India, a subsidiary of the Company entered into the ATB Share Purchase Agreement, with ATB and the Sellers party thereto, pursuant to which the Company, through Yatra India, agreed to acquire: (a) a majority (50.94%) of the outstanding shares of ATB in exchange for an upfront payment of approximately INR 510 million and (b) the balance of ATB's outstanding shares owned by the Sellers in exchange for the Final Payment, to be made at the Second Closing. To date the

Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment.

        On June 4, 2019, the EOW of the Delhi Police registered a First Information Report to initiate an investigation of a criminal complaint, or Complaint, previously filed with the EOW by Mr. Sunil Narain, or the Complainant, one of the Sellers. The Complaint alleged, among other things, cheating and criminal breach of trust in connection with Yatra India's performance of its obligations under the ATB Share Purchase Agreement, which Yatra India has denied in its initial response to the Complaint. The Complaint was originally filed against (i) Yatra India, (ii) certain officers and directors of Company subsidiaries, including Yatra India, and (iii) a partner in Yatra India's external auditing firm, who we refer to as the Respondents and, together with the Complainant, the Parties. As relief, the Complainant requested that appropriate action be taken in response to the alleged criminal acts, including, among other things, the registration of a First Information Report.

        Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly.

        Yatra India and the Company believe that the Complaint was filed for collateral purposes and that the allegations contained in the Complaint are entirely false and frivolous, and they intend to vigorously defend this matter and cooperate fully with the EOW in connection with its ongoing investigation. There can be no assurance that the EOW will not pursue further action against the Respondents. Further, although the Company and Yatra India believe that Court-ordered arbitration will result in favorable resolution for the Company, there can be no assurances that the arbitrator will issue a decision that is favorable to Yatra India or the Company.

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

  B.
  Significant Changes

        Except for (i) the Merger Agreement described in "Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement," (ii) the ATB Arbitration described in "Item 4. Information on the Company—Business Overview—Litigation—ATB Arbitration" and (iii) the consummation of the offering described in "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds," there have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and that require disclosure in this Annual Report.

ITEM 9.    THE OFFER AND LISTING

  A.
  Offer and Listing Details

        Our outstanding ordinary shares are currently listed and traded on the Nasdaq Capital Market under the symbol "YTRA." Our outstanding warrants are currently listed and traded on the OTCQX Market under the symbol "YTROF."

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

  E.
  Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares to U.S. holders and non-U.S. holders. This discussion is based on provisions of the Internal Revenue Code, or the Code, the U.S. Department of the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of our shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

        Based on the terms of the mergers with Terrapin, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin stockholders in our company should be less than 80% and accordingly we are not expected to be treated as a U.S. corporation for U.S. federal income tax purposes. Further, for purposes of determining the ownership percentage of former Terrapin stockholders for purposes of Section 7874, former Terrapin stockholders will be deemed to own an amount of our Ordinary Shares in respect to certain redemptions by Terrapin prior to the closing of the mergers with Terrapin. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Many of these rules are contained in the Treasury regulations under Section 7874, and there is limited guidance as to their application. Accordingly, there can be no assurance that the IRS would not assert that the 80% ownership test is met with respect to the mergers with Terrapin and that, accordingly, we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

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

        Based on the terms of the mergers with Terrapin, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin stockholders in our company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Terrapin after the mergers with Terrapin. In addition, as discussed above under "—Tax Residence of Yatra for U.S. Federal Income Tax Purposes," the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the mergers with Terrapin and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

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

        Dividends received by non-corporate U.S. holders (including individuals) from a "qualified foreign corporation" may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the Nasdaq (where our Ordinary Shares are currently listed) will be considered readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See "—Passive Foreign Investment Company Status."

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

Characterization as a "Controlled Foreign Corporation" for U.S. Federal Income Tax Purposes

        There is a possibility that we will be classified as a "controlled foreign corporation," or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by "10% U.S. Shareholders." For this purpose, a "10% U.S. Shareholder" is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of our outstanding ordinary shares. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable even if the CFC has made no distributions to its shareholders, including "Subpart F income," global intangible low-taxed income and certain other income generated by the CFC, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of ordinary shares, to the extent of the current and accumulated earnings and profits of our company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. federal income tax purposes but no assurances can be offered in this regard.

Passive Foreign Investment Company Status

        The treatment of U.S. holders of our Ordinary Shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes.

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

Foreign Account Tax Compliance Act

        The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our ordinary shares and to withhold on a portion of payments with respect to our ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term "foreign passthru payment". An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our ordinary shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

        The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor's tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our Ordinary Shares, including the consequences of any proposed change in applicable laws.

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

        INVESTORS SHOULD THEREFORE CONSULT THEIR TAX ADVISORS ON THE INDIAN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES UNDER INDIAN LAW, INCLUDING SPECIFICALLY CONSIDERING THE PROVISIONS OF TAX TREATY BETWEEN INDIA AND THEIR COUNTRY OF RESIDENCE.

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

  F.
  Dividends and Paying Agents

        Not applicable.

  G.
  Statements by Experts

        Not applicable.

  H.
  Documents on Display

        The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about Yatra through our corporate website https://www.yatra.com. The information contained in both websites is not incorporated by reference into this annual report.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  A.-D.
  Material Modifications to the Rights of Security Holders

        On July 16, 2019, we entered into the Merger Agreement with Ebix, and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly owned subsidiary of Ebix. For a description of the Merger Agreement, please see "Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement".

  E.
  Use of Proceeds

        On June 26, 2018, we completed a follow-on public offering in which we offered and sold an aggregate of 10,350,000 ordinary shares, including 1,350,000 ordinary shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares, at a public offering price of $5.50 per share. The aggregate price of the offering amount registered and sold was $56.9 million, of which we received net proceeds of $53.0 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. Yatra used the net proceeds from the offering for general corporate and business purposes and investments in its direct and indirect subsidiaries.The effective date of our registration statement on Form F-3 (File number: 333-224661) was May 24, 2018. Citigroup Global Markets Inc. and Jefferies LLC acted as joint book-running managers for the offering.

ITEM 15.    CONTROLS AND PROCEDURES

  A.
  Disclosure Controls and Procedures

        As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

        Based on their evaluation as of March 31, 2019, our group chief executive officer and group chief financial officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group chief financial officer, as appropriate to allow timely decisions about required disclosures.

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

        Management assessed the Company's internal control over financial reporting as of March 31, 2019, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

        Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective, as of the end of the fiscal year, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

        On February 8, 2019, the Company, through its subsidiary, Yatra India acquired all of the outstanding shares of TCIL pursuant to the TCIL Share Purchase Agreement by and among Yatra Online Private Limited, TCIL and the sellers party. As permitted by the Securities and Exchange Commission, management has elected to exclude TCIL from its assessment of internal controls over financial reporting as of March 31, 2019. TCIL constituted approximately 1.39% of total assets and 0.08% of revenues, respectively, as of March 31, 2019. Our management will include the TCIL in its evaluation of internal control over financial reporting at the conclusion of fiscal year 2019-20 (i.e. the fiscal year 2020). See Note 1—Corporate Information and Note 43—Business Combination of the Consolidated Financial Statements for a discussion of the acquisition.

  C.
  Attestation Report of the Registered Public Accounting Firm

        Because the Company is an "emerging growth company" as defined in the Jobs Act, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company," which may be for as long as five years following its initial registration in the United States.

  D.
  Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

        Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2019, March 31, 2018 and March 31, 2017 for which audited statements appear in this Annual Report.

        The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2019 and 2018.

	Fiscal
	2018	2019
Audit fees (audit and review of financial statements)	INR 29,705	INR 29,037
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	3,450	4,893
Tax fees (other certifications and tax advisory services)	1,385	7,272

Total	34,540	41,202

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The following table provides information about purchases by us during fiscal year 2019 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 3/31/2018	18,892	INR 593.85	11,219,014	NIL
4/1/2018 - 3/31/2019	NIL	NIL	NIL	NIL
4/1/2019 - 4/30/2019	NIL	NIL	NIL	NIL
5/1/2019 - 5/31/2019	NIL	NIL	NIL	NIL
6/1/2019 - 6/30/2019	NIL	NIL	NIL	NIL
Total	18,892	593.85	11,219,014	NIL

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

        In accordance with Rule 5250(d)(1) under Nasdaq Marketplace Rules, we will post this Annual Report on our company website at www.yatra.com. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See "Item 18. Financial Statements" for a list of the financial statements filed as part of this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

  •
  Our consolidated financial statements are included in this Annual Report at pages F-1 through F-89.

ITEM 19.    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

1.1		Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant's Form F-4/A filed on November 15, 2016).

2.1		Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant's Form F-1/A filed on February 9, 2017).

2.2		Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant's Form F-1/A filed on February 9, 2017).

4.1		Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form F-4/A filed on November 21, 2016).

4.2		2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Form F-4/A filed on November 21, 2016).

4.3	#	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated December 29, 2015 (incorporated by reference to Exhibit 10.4 to the Registrant's Form F-4/A filed on November 15, 2016).

4.4		Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant's Form F-4/A filed on November 21, 2016).

4.5		Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant's Form F-4/A filed on November 15, 2016).

4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant's Form F-4/A filed on November 21, 2016).

4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Form F-4/A filed on November 21, 2016).

4.8	Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant's Form F-4/A filed on November 21, 2016).

4.9	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F filed on July 31, 2018).

4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.13		2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's Form S-8 filed on June 5, 2017).

4.14		Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Asia Consolidated DMC Pte. Ltd. and Innoven Capital Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.28 to the Registrant's Form F-1 filed on December 19, 2017).

4.15		Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Yatra Online Private Limited and Innoven Capital India Private Limited (incorporated by reference to Exhibit 10.29 to the Registrant's Form F-1 filed on December 19, 2017).

4.16		Indenture for Senior Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Registrant's Form F-3 filed on May 3, 2018).

4.17		Indenture for Subordinated Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to the Registrant's Form F-3 filed on May 3, 2018).

4.18		Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant's Form F-3 filed on May 3, 2018).

4.19		Letter of Arrangement, dated December 17, 2015, by and between Air Travel Bureau Ltd. and State Bank of India (incorporated by reference to Exhibit 4.23 to the Registrant's Form F-3 filed on May 3, 2018).

4.20		Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant's Form F-3 filed on May 3, 2018).

4.21		Deed of Hypothecation, dated September 12, 2017, by and between Innoven Capital India Private Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 4.25 to the Registrant's Form F-3 filed on May 3, 2018).

4.22		Unconditional Guarantee, dated September 12, 2017, by and among Yatra Online, Inc., Innoven Capital India Private Limited and Yatra Online Private (incorporated by reference to Exhibit 4.26 to the Registrant's Form F-3 filed on May 3, 2018).

4.23		Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant's Foreign Report on Form 6-K filed on January 31, 2019).

4.24		Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Benett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).

4.25	†	Merger Agreement, by and among Ebix, Inc., EbixCash Travels, Inc. and Yatra Online, Inc., dated as of July 16, 2019 (incorporated by reference to Exhibit 2.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on July 17, 2019).

8.1		List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant's Form F-1 filed on January 23, 2017)

12.1	*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.

101.INS		XBRL Instance Document

101.SCH		XBRL Taxonomy Extension Schema Document

101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF		XBRL Taxonomy Extension Definition Linkbase Document

101.LAB		XBRL Taxonomy Extension Label Linkbase Document

101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*
Filed herewith

**
Furnished herewith

#
Confidential treatment requested

†
Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2019

YATRA ONLINE, INC.
By:	/s/ DHRUV SHRINGI
	Name:	Dhruv Shringi
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. (the Company) as of March 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Gurugram, India
July 31, 2019

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2019

(Amount in thousands, except per share data and number of shares)

		March 31,
		2017	2018	2019
	Notes	INR	INR	INR	USD
					(refer to note 2.4)
Revenue
Rendering of services	8	9,036,286	11,746,416	8,420,104	121,748
Other revenue	9	320,527	502,097	938,476	13,570

Total revenue		9,356,813	12,248,513	9,358,580	135,318

Other income	10	25,282	90,001	263,785	3,814
Service cost		4,179,486	4,930,757	4,282,803	61,926
Personnel expenses	11	2,115,308	2,902,840	2,550,214	36,874
Marketing and sales promotion expenses		2,457,242	4,153,920	809,996	11,712
Other operating expenses	12	2,217,887	3,285,530	3,975,805	57,487
Depreciation and amortization	13	275,587	425,600	581,746	8,412

Results from operations		(1,863,415)	(3,360,133)	(2,578,199)	(37,279)

Share of loss of joint venture	14	(9,441)	(10,559)	(12,772)	(185)
Finance income	15	139,158	91,912	41,310	597
Finance costs	16	(149,863)	(153,056)	(263,290)	(3,807)
Listing and related expenses	44	(4,242,526)	—	—	—
Change in fair value of warrants—gain/(loss)		230,111	(563,253)	1,667,193	24,106

Loss before taxes		(5,895,976)	(3,995,089)	(1,145,758)	(16,568)

Tax expense	17	(40,987)	(56,887)	(47,837)	(692)

Loss for the year		(5,936,963)	(4,051,976)	(1,193,595)	(17,260)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent years (net of taxes)
Remeasurement loss on defined benefit plan	31	(8,140)	(4,860)	(5,526)	(80)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences gain/(loss)	31	44,997	(9,879)	(4,834)	(70)

Other comprehensive income / (loss) for the year, net of tax		36,857	(14,739)	(10,360)	(150)

Total comprehensive loss for the year, net of tax		(5,900,106)	(4,066,715)	(1,203,955)	(17,410)

Loss attributable to:
Owners of the Parent Company		(5,901,483)	(3,993,140)	(1,148,203)	(16,604)
Non-controlling interest		(35,480)	(58,836)	(45,392)	(656)

Loss for the year		(5,936,963)	(4,051,976)	(1,193,595)	(17,260)

Total comprehensive loss attributable to:
Owners of the Parent Company		(5,864,482)	(4,007,784)	(1,158,484)	(16,753)
Non-controlling interest		(35,624)	(58,931)	(45,471)	(657)

Total comprehensive loss for the year		(5,900,106)	(4,066,715)	(1,203,955)	(17,410)

Loss per share	18
Basic		(237.89)	(116.41)	(26.37)	(0.38)
Diluted		(237.89)	(116.41)	(26.95)	(0.39)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of financial position as at March 31, 2019

(Amount in thousands, except per share data and number of shares)

		March 31, 2018	March 31, 2019
	Notes	INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	241,694	155,434	2,247
Intangible assets and goodwill	20	2,225,263	2,236,481	32,338
Prepayments and other assets	21	11,238	7,866	114
Other financial assets	22	62,259	30,631	443
Term deposits	23	6,187	23,548	340
Other non financial assets	24	116,939	254,914	3,686
Deferred tax asset	25	102,649	123,169	1,781

Total non-current assets		2,766,229	2,832,043	40,949
Current assets
Inventories		23,175	3,807	55
Trade and other receivables	26	3,976,751	4,921,270	71,158
Prepayments and other assets	21	977,822	899,908	13,012
Income tax recoverable		321,893	495,583	7,166
Other financial assets	27	79,887	232,287	3,358
Term deposits	23	1,005,957	1,005,985	14,546
Cash and cash equivalents	28	2,465,073	2,161,014	31,247

Total current assets		8,850,558	9,719,854	140,542

Total assets		11,616,787	12,551,897	181,491

Equity and liabilities
Equity
Share capital	29	638	713	10
Share premium	29	14,962,615	18,884,105	273,050
Treasury shares	29	(30,084)	(11,219)	(162)
Accumulated deficit		(16,002,266)	(17,256,409)	(249,514)
Other capital reserve	30	832,964	735,988	10,642
Foreign currency translation reserve		11,215	6,571	94

Total equity attributable to equity holders of the Company		(224,918)	2,359,749	34,120

Total non-controlling interest		(361)	19,421	281

Total equity		(225,279)	2,379,170	34,401

Non-current liabilities
Borrowings	32	359,969	24,587	356
Trade and other payables	33	—	3,097	45
Deferred tax liability	25	44,460	42,503	615
Employee benefits	34	73,322	81,849	1,183
Deferred revenue	35	599,612	96,392	1,394
Other financial liabilities	36	84	94	1
Other non-financial liability	37	5,815	2,303	33

Total non-current liabilities		1,083,262	250,825	3,627
Current liabilities
Borrowings	32	491,860	1,151,818	16,654
Trade and other payables	33	5,049,630	5,264,949	76,127
Employee benefits	34	81,311	97,156	1,405
Deferred revenue	35	871,098	579,319	8,377
Income taxes payable		2,755	4,080	59
Other financial liabilities	36	3,016,203	1,756,203	25,393
Other current liabilities	38	1,245,947	1,068,377	15,448

Total current liabilities		10,758,804	9,921,902	143,463

Total liabilities		11,842,066	10,172,727	147,090

Total equity and liabilities		11,616,787	12,551,897	181,491

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity
for the year ended March 31, 2019

(Amount in INR thousands, except per share data and number of shares)

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

*
Change in non controlling interest represents shares of a subsidiary issued to the Parent Company; the percentage holding of the Parent is 98.20% as of March 31, 2017 (97.85%— March 31, 2016)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity
for the year ended March 31, 2019 (Continued)

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

*
Change in non controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.22% as of March 31, 2018 (98.20% as of March 31, 2017) (refer to Note 6)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity
for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)
Effect of adoption of new accounting standards (Refer to Note 2.2)	—	—	—	(38,110)	—	—	(38,110)	—	(38,110)

Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,040,376)	832,964	11,215	(263,028)	(361)	(263,389)

Loss for the year	—	—	—	(1,148,203)	—	—	(1,148,203)	(45,392)	(1,193,595)
Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	(4,834)	(4,834)	—	(4,834)
Remeasurement loss on defined benefit plan	—	—	—	(5,447)	—	—	(5,447)	(79)	(5,526)

Total other comprehensive loss	—	—	—	(5,447)	—	(4,834)	(10,281)	(79)	(10,360)

Total comprehensive loss	—	—	—	(1,153,650)	—	(4,834)	(1,158,484)	(45,471)	(1,203,955)
Share-based payments	—	—	650	2,870	279,363	—	282,883	—	282,883
Exercise of options	4	357,981	18,215	—	(376,339)	190	51	—	51
Issuance of shares	71	3,667,843	—	—	—	—	3,667,914	—	3,667,914
Cost of issuance of shares	—	(104,334)	—	—	—	—	(104,334)	—	(104,334)
Change in non-controlling interest*	—	—	—	(65,253)	—	—	(65,253)	65,253	—

Total contribution by owners	75	3,921,490	18,865	(62,383)	(96,976)	190	3,781,261	65,253	3,846,514

Balance as at March 31, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

*
Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.53% as of March 31, 2019 (98.22% as of March 31, 2018), (refer to Note 6).

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows for the year ended March 31, 2019

(Amount in INR thousands, except per share data and number of shares)

		March 31
		2017	2018	2019
	Notes	INR	INR	INR	USD
Cash flows from operating activities:
Loss before tax		(5,895,976)	(3,995,089)	(1,145,758)	(16,568)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	275,587	425,600	581,746	8,412
Listing and related expenses	44	4,069,760	—	—	—
Contingent dividend	44	292	(292)	—	—
Change in fair value of contingent consideration	43	—	294,344	485,282	7,017
Finance income	15	(134,097)	(83,041)	(39,486)	(571)
Finance costs	16	119,331	125,342	147,705	2,135
Unrealized foreign exchange loss/(gain)	16	4,205	(4,392)	(15,866)	(230)
Loss/(gain) on disposal of property, plant and equipment	10,19	(622)	(1,370)	(5,050)	(73)
Change in fair value of warrants		(230,111)	563,253	(1,667,193)	(24,106)
Excess provision written back	10	(43,790)	(42,614)	(31,832)	(460)
Advances/provision written off	12	12,047	11,703	10,299	149
Trade and other receivables provision / written-off	12	80,193	119,388	304,663	4,405
Share of loss of a joint venture	14	9,441	10,559	12,772	185
Share-based payment expense	11	586,932	729,920	282,883	4,090
Working capital changes:
Increase in trade and other receivables		(889,875)	(824,920)	(1,316,454)	(19,035)
Decrease/ (increase) in inventories		(3,086)	(4,006)	20,142	291
Increase/ (decrease) in trade and other payables		508,345	1,898,796	(920,858)	(13,315)
Direct taxes paid (net of refunds)		(58,396)	(105,122)	(245,129)	(3,544)

Net cash used in operating activities		(1,589,820)	(881,941)	(3,542,134)	(51,218)

Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	—	(353,457)	(253,448)	(3,665)
Investment in joint venture	14	(3,000)	—	—	—
Purchase of property, plant and equipment	19	(65,055)	(223,215)	(30,157)	(437)
Proceeds from sale of property, plant and equipment		2,975	2,297	10,553	153
Purchase/development of intangible assets	20	(408,643)	(353,061)	(394,147)	(5,699)
Investment in term deposits		(10,292,660)	(5,262,906)	(2,634,374)	(38,091)
Proceeds from term deposits		8,374,026	7,404,456	2,640,748	38,184
Interest received	15	11,829	6,945	10,500	152

Net cash from/(used in) investing activities		(2,380,528)	1,221,059	(650,325)	(9,403)

Cash flows from financing activities:
Issuance of shares pursuant to Business Combination (net of transaction cost)	43	3,970,168	—	—	—
Purchase of own shares	29	(11,219)	—	—	—
Proceeds from issue of share capital (net of cost of issuance of shares)		1,675,773	5,801	3,563,630	51,527
Transaction with equity shareholders		—	(112,406)	—	—
Proceeds of borrowings	32	—	1,400,239	—	—
Repayment of borrowings	32	(436,210)	(595,734)	(502,362)	(7,264)
Repayment of vehicle loan	32	(15,480)	(17,804)	(24,312)	(352)
Interest paid on term loan	16	(29,969)	(61,906)	(72,281)	(1,045)
Interest paid on vehicle loan	16	(3,308)	(4,092)	(4,830)	(70)
Interest paid on bank overdraft	16	(14,143)	(36,916)	(55,265)	(799)

Net cash from financing activities		5,135,612	577,182	2,904,580	41,997

Net increase/ (decrease) in cash and cash equivalents		1,165,264	916,300	(1,287,879)	(18,624)
Effect of exchange differences on cash and cash equivalents		(22,299)	16,144	186,477	2,697
Cash and cash equivalents at the beginning of the year		389,664	1,532,629	2,465,073	35,643

Closing cash and cash equivalents at the end of the year		1,532,629	2,465,073	1,363,671	19,716

Components of cash and cash equivalents:
Cash on hand		1,105	2,511	2,859	41
Balances with banks					—
On current account		1,230,028	2,218,400	1,756,322	25,395
On deposit accounts		—	11,098	—	—
Cash in transit		30,371	23,902	11,498	166
Credit card collection in hand		271,125	209,162	390,335	5,645

Total cash and cash equivalents		1,532,629	2,465,073	2,161,014	31,247
Less: Bank overdrafts		—	—	(797,343)	(11,531)

Total cash and cash equivalents		1,532,629	2,465,073	1,363,671	19,716

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019

(Amount in INR thousands, except per share data and number of shares)

1. Corporate information

        Yatra Online, Inc. (the "Parent Company") together with its subsidiaries (collectively, "the Company" or the "Group") and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is domiciled and incorporated in Cayman Islands; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. Information on the Group structure is provided in Note 6.

        On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation ("Terrapin" or "TRTL"). Terrapin was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 (USD 212,750) in its IPO in July, 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and consequently, TRTL parent merged with and into the Parent Company. Refer to Note 43.

2. Significant accounting policies

2.1   Basis of preparation

        The consolidated financial statements for March 31, 2019 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The Accounting policies have been consistently applied by the Group for all the periods presented in these financial statements, except in relation to the new standards adopted on April 1, 2018 (Refer Note 2.2).

        The consolidated financial statements of the Group for the year ended March 31, 2019 were authorized for issuance by the Parent's board of directors on July 30, 2019.

        The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss and other comprehensive income/ loss.

        Certain reclassifications have been made in the consolidated financial statements of prior periods to conform to the classification used in the current period. The impact of such reclassifications on the consolidated financial statements is not material.

2.2   New standards, interpretations and amendments adopted by the Group

IFRS 9 Financial Instruments

        In July 2014, IASB issued the final version of IFRS 9 "Financial Instruments" which reflects all phases of the financial instruments project and replaces IAS 39 "Financial Instruments": Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        The Company adopted this new standard effective April 1, 2018 by applying the relief from restating comparative information. The adoption has no impact on our consolidated financial statements.

a)
Classification and measurement

        There are no changes in classification and measurement for the Group's financial liabilities.

        The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets as at April 1, 2018.

	IAS 39 Category	IFRS 9 Category	Total carrying Value INR	Total fair Value INR
Cash and cash equivalents	Loans and receivables	Financial assets at amortized cost	2,465,073	2,465,073
Term Deposits	Loans and receivables	Financial assets at amortized cost	1,012,144	1,012,144
Trade receivables	Loans and receivables	Financial assets at amortized cost	3,976,751	3,976,751
Other financial assets	Loans and receivables	Financial assets at amortized cost	150,075	150,075

Total carrying value			7,604,043	7,604,043

b)
Impairment

        IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model. The new impairment model applies to financial assets measured at amortized cost, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Impact of the new impairment model

        For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Group has determined that the application of IFRS 9's impairment requirements at April 1, 2018 does not have a material impact on the financial statements.

IFRS 15 Revenue from Contracts with Customers

        Effective April 1, 2018, the Company adopted the new revenue recognition standard, IFRS 15. The Company adopted the new standard by using the cumulative effect method (modified retrospective approach) and accordingly, the comparative information has not been restated. Results for reporting periods beginning after April 1, 2018 are presented under the new guidance, while prior period amounts continue to be reported under the accounting standards in effect for those periods.

        This standard resulted in no material impact within the consolidated statement of profit or loss and other comprehensive loss for the financial year ending March 31, 2019, except for certain marketing and sales promotion expenses to a reduction in revenue of INR 3,571,451. The cost for upfront cash incentives and select loyalty programs as incurred for customer inducement and

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

acquisition for promoting transactions across various booking platforms were previously recorded as marketing and sales promotion costs and are now being recorded as a reduction of revenue.

        Upon adoption, the group recognized the cumulative effect as a reduction to the opening balance of retained eanings amounting to INR 38,110 comprised of changes in accounting for marketing revenue amounting to INR 21,598 as well as other adjustments of INR 16,512.

        The cumulative effects of the revenue accounting changes made to our consolidated balance sheet as of April 1, 2018 were as follows:

Current assets	As at March 31, 2018	Adjustments	Balance at April 1, 2018
Trade and other receivables	3,976,751	18,742	3,995,493
Prepayments and other assets	977,822	160	977,982
Current liabilities
Trade and other payables	5,049,630	2,919	5,052,549
Other current liabilities	1,245,947	54,094	1,300,041
Equity
Accumulated deficit	(16,002,266)	(38,110)	(16,040,376)

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

        The Company adopted IFRIC 22 effective April 1, 2018. The adoption has no material impact on the consolidated financial statements.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Non-controlling interests consist of the amount of those interests at the date of the business combination and the Non-controlling interests' share of changes in equity since that date.

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

Group companies

        On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2019, March 31, 2018 and March 31, 2017, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

Convenience translation

        The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2019, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2019 and consolidated statement of cash flows for year ended March 31, 2019 were converted into USD at the exchange rate of 69.16 INR per USD, which is based on the noon buying rate as at March 31, 2019, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS.

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

        The financial statements of the joint venture are prepared for the same reporting period as that of the Group.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

Revenue recognition

        We generate our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. When we act as an agent in the transaction under IFRS 15, we recognize revenue only for our commission on the arrangement. The Group has concluded that it is acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler and as principal in case of sale of holiday packages since the group controls the services before such services are transferred to the traveler.

        The Group provides travel products and services to leisure customers (B2C—Business to Consumer), corporate travelers (B2E—Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

        The application of our revenue recognition policies and a description of our principal activities, organized by segment, from which we generate our revenue, are presented below.

Air Ticketing

        We receive commissions or service fees from the travel supplier and/or traveler. Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis. Both the performance obligations are satisfied on issuance of airline ticket to the traveler. We record a allowance for cancellations at the time of the transaction based on historical experience.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of periods.

Hotels and Packages

        Revenue from hotel reservation is recognized as an agent on a net commission earned basis. Revenue from service fee from customer is recognized on earned basis. Both the performance obligations are satisfied on the date of hotel booking. We record an allowance for cancellations at the time of booking on this revenue based on historical experience.

        Revenue from packages are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

        Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis.

        Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

        Revenue is allocated between the loyalty program and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the program.

        The Group receives upfront fee from Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement, in both cases using such GDS platforms, and the balance amount is recognized as deferred revenue under contract liabilities.

        The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives and select loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

Contract balances

Contract assets

        A contract asset is the right to consideration in exchange for services transferred to the customer. If the Group performs by transferring services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

Contract liabilities

        A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

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

        Additionally, the Group also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as a reduction from revenue with effect from April 1, 2018 after the adoption of IFRS-15.

Finance income and costs

        Finance income comprises interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in the statement of profit or loss and other comprehensive loss, using the effective interest rate method (EIR).

        Finance cost comprise interest expense on borrowings, unwinding of the discount on provisions, and impairment losses recognized on financial assets. Interest expense is recognized in the statement of profit or loss and other comprehensive loss using EIR.

Taxes

Current tax

        Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

        Deferred tax relating to items recognized outside consolidated statement of profit or loss and other comprehensive loss is recognized, in correlation to the underlying transaction either in other comprehensive income or directly in equity.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

  •
  Its intention to complete and its ability and intention to use or sell the asset

  •
  How the asset will generate future economic benefits

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

        Intangible assets are amortized as below:

Agent / Supplier relationships	2.5 - 10 years
Non-compete agreements	3.5 - 6.5 years
Trademarks	10 - 20 years
Intellectual property rights	3 years
Computer software and websites	3 to 10 years or license period, whichever is shorter
Customer relationships	4 to 15 years

Leases

Group as a lessee

        A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership by the Group is classified as a finance lease.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Finance leases are capitalized at the commencement of the lease at the inception date at fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss and other comprehensive loss.

        A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

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

(i) Financial assets

Initial recognition and measurement

        Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, at fair value through other comprehensive income (OCI), and fair value through profit or loss.

        The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs.

        In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

        The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement

        For purposes of subsequent measurement, financial assets are classified in four categories:

  •
  Financial assets at amortized cost (debt instruments)

  •
  Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

  •
  Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

  •
  Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

        The Group measures financial assets at amortized cost if both of the following conditions are met:

  •
  The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

  •
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

        Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired

        The Group's financial assets at amortized cost includes trade receivables, term deposits, security deposits and employee loans. For more information on receivables, refer to Note 26.

Financial assets at fair value through OCI (debt instruments)

        The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

  •
  The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and,

  •
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets designated at fair value through OCI (equity instruments)

        Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under "IAS 32 Financial Instruments: Presentation" and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Financial assets at fair value through profit or loss

        Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value.

        Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

        Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

Derecognition

        A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group's consolidated statement of financial position) when:

  •
  The rights to receive cash flows from the asset have expired

        Or

  •
  The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

        When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.

Impairment of financial assets

        The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. The Group recognized an allowance for expected credit losses (ECLs) for all instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

        ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

        For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

        For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group's cash management.

Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined on FIFO (First in First out) basis and net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories include tickets for amusement parks and attractions.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

        Under the defined benefit retirement plan, the Group provides obligation in the form of Gratuity under the Payment of Gratuity Act 1972 (India). Under the plan, a lump sum payment is made to eligible employees at retirement or termination of employment based on respective employee's salary and years of service with the Group.

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

        All expenses excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in the statement of profit or loss and other comprehensive loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit or loss in subsequent years. The Group's contribution to defined contribution plans are recognized in statement of profit or loss and other comprehensive loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

Share-based payments / Restricted stock units (RSUs)

        Employees (including senior executives) of the Group receive part of their remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

        The cost of equity-settled transactions is determined at the fair value at the date when the grant is made using Black-Scholes valuation model, further details of which are given in Note 30.

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

Earnings (loss) per share

        The Group's Earnings (Loss) per Share ('EPS') is determined based on the net profit/(loss) attributable to the shareholders' of the parent company. Basic EPS is computed using the weighted average number of shares outstanding during the year.

        Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year including convertible preference shares, share options and warrants (using the treasury stock method for options and warrants), except where the result would be anti-dilutive.

        If the number of ordinary or potential ordinary shares outstanding increase as a result of a capitalization, bonus issue or share split, or decrease as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented is adjusted respectively, further details of which are given in Note 18.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

IFRS 16 Leases

        In January 2016, IASB issued standard, IFRS 16- Leases. IFRS 16 replaces IAS 17 "Leases" and related interpretations viz. IFRIC 4 "Determining whether an Arrangement contains a Lease;" SIC-15, "Operating Leases—Incentives;" and SIC-27, "Evaluating the Substance of Transactions Involving the Legal Form of a Lease." The previous accounting model for leases required lessees and lessors to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 introduces a single lease accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

        IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

        We intend to adopt the "Modified Retrospective Approach" on the date of initial application (April 1, 2019) and make a cumulative adjustment to retained earnings. Accordingly, comparatives for the fiscal 2019 will not be retrospectively adjusted.

        We expect that adoption of this standard will have a material effect on our consolidated financial statements. The most significant effects of this new standard on us relate to the recognition of new right of use ("ROU") assets and lease liabilities on our financial position for various real estate operating leases. The adoption of IFRS 16 is expected to have a favorable impact on operating profit in fiscal 2020, since a portion of the costs that were previously classified as rental expenses will be classified as interest expense and thus recorded outside operating profit and an unfavorable impact on profit after tax due to interest accruing at a higher rate in earlier years and decreasing over the lease term, while depreciation is recorded on a straight-line basis. The new standard also has an impact on how lease payments are presented in the cash flow statement resulting in an increase in cash flows from operating activities and a decline in cash flows from financing activities.

        The adoption of this standard will result in the recognition of ROU assets and lease liabilities for operating leases. The adoption of this standard is expected to result in the recognition of ROU assets and lease liabilities for operating leases of approximately INR 170,568 and INR 205,474, respectively, as of April 1, 2019.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

        In June 2017, IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

Amendment to IAS19—plan amendment, curtailment or settlement:

        On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, 'Employee Benefits', in connection with accounting for plan amendments, curtailments and settlements.

        The amendments require an entity:

  •
  to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

  •
  to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling. Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group is currently evaluating the effect of any impact on account of this amendment.

Definition of a Business—Amendments to IFRS 3

        The IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

        Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, most entities will likely not be affected by these amendments on transition. However, entities considering the acquisition of a set of activities and assets after first applying the amendments should update their accounting policies in a timely manner. The amendments could also be relevant in other areas of IFRS (e.g., they may be relevant where a parent loses control of a subsidiary and has early adopted Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

        The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, though early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

b)
Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and advances

        The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26 and 27.

c)
Loyalty programs

        Customers are entitled to loyalty points on certain transactions that can be redeemed for future qualifying transactions. The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty program is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the program or when it is no longer probable that the points under the program will be redeemed. Also refer to Note 35.

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

5. Segment information

        For management purposes, the Group is organized into lines of business (LOBs) based on its products and services and has reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and methods used to

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

5. Segment information (Continued)

distribute the services are different. For each of these LOBs, Chief Executive Officer (CEO) reviews internal management reports. Accordingly, the Chief Executive Officer (CEO) is construed to be the Chief Operating Decision Maker (CODM). Segment revenue less service cost from each LOB's are reported and reviewed by the CODM on a monthly basis.

        The following summary describes the operations in each of the Group's reportable segments:

  1.
  Air Ticketing: Through internet, mobile based platform and call-centers, the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of booking of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.

  2.
  Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.

  3.
  Other operations primarily include the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers, income from sale of rail and bus tickets and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

5. Segment information (Continued)

Information about Reportable Segments:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31			March 31			March 31			March 31
Particulars	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Segment revenue	3,656,976	5,012,931	5,708,152	5,326,414	6,628,236	6,162,926	373,423	607,346	1,058,953	9,356,813	12,248,513	12,930,031
Service cost	—	—	—	(4,179,486)	(4,930,757)	(4,282,803)	—	—	—	(4,179,486)	(4,930,757)	(4,282,803)

Segment results	3,656,976	5,012,931	5,708,152	1,146,928	1,697,479	1,880,123	373,423	607,346	1,058,953	5,177,327	7,317,756	8,647,228
Other income										25,282	90,001	263,785
Unallocated expenses										(6,790,437)	(10,342,290)	(10,907,467)

Operating loss (before depreciation and amortization)										(1,587,828)	(2,934,533)	(1,996,454)
Finance cost										(149,863)	(153,056)	(263,290)
Depreciation and amortization										(275,587)	(425,600)	(581,746)
Finance income										139,158	91,912	41,310
Share of loss of joint venture										(9,441)	(10,559)	(12,772)
Change in fair value of warrants—gain/(loss)										230,111	(563,253)	1,667,193
Listing and related expense (refer note 44)										(4,242,526)	—	—

Loss before taxes										(5,895,976)	(3,995,089)	(1,145,758)
Tax expense										(40,987)	(56,887)	(47,837)

Loss for the year										(5,936,963)	(4,051,976)	(1,193,595)

        Reconciliation of information on Reportable Segments to IFRS measures:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31			March 31			March 31			March 31
Particulars	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Segment revenue	3,656,976	5,012,931	5,708,152	5,326,414	6,628,236	6,162,926	373,423	607,346	1,058,953	9,356,813	12,248,513	12,930,031
Less: customer inducement and acquisition costs**	—	—	(2,258,887)	—	—	(1,248,506)	—	—	(64,058)	—	—	(3,571,451)

Revenue	3,656,976	5,012,931	3,449,265	5,326,414	6,628,236	4,914,420	373,423	607,346	994,895	9,356,813	12,248,513	9,358,580
Unallocated expenses										(6,790,437)	(10,342,290)	(10,907,467)
Less: customer inducement and acquisition costs**										—	—	3,571,451

Unallocated expenses										(6,790,437)	(10,342,290)	(7,336,016)

Notes:
**      For purposes of reporting to the CODM, certain promotion expenses including upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses (included under Unallocated expenses).

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

5. Segment information (Continued)

        Non-current assets are disclosed based on respective physical location of the assets

	Non Current Assets*
	March 31, 2018	March 31, 2019
India	2,454,884	2,385,110
Others	12,073	6,805

Total	2,466,957	2,391,915

*
Non-current assets presented above represent property, plant and equipment and intangible assets and goodwill.

Major Customers:

        Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group's revenues.

6. Group information

        The consolidated financial statements of the Group includes:

Information about group subsidiaries

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2018		March 31, 2019
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	****	100	****
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Private Limited	Travel & Travel related services	India	98.22	**	98.53	***
Yatra Corporate Hotel Solutions P. Ltd.	Travel & Travel related services	India	98.22	**	98.53	***
TSI Yatra Private Limited	Travel & Travel related services	India	98.22	**	98.53	***
Yatra TG Stays Private Limited	Travel & Travel related services	India	98.22	**	98.53	***
Yatra Hotel Solutions Private Limited	Travel & Travel related services	India	98.22	**	98.53	***
Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited)	Travel & Travel related services	India	98.22	**/*****	98.53	***/*****
Travel.Co.In Limited (TCIL)	Travel & Travel related services	India	—		98.53	***/******

**
Remaining shares of 1.78% are held by the minority shareholder as at March 31, 2018.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

6. Group information (Continued)

***
Remaining shares of 1.47% are held by the minority shareholder as at March 31, 2019. Includes the impact of the shares which are pending allotment as on March 31, 2019 to THCL Travel Holding Cyprus Limited in Yatra Online Private Limited.

****
Includes 31.74% Class F shares owned by Terrapin 3's founder stockholders having no voting right. Terrapin 3's founder stockholders also own Class F shares in the Company having no economic value and have an exchange right to acquire ordinary shares of the Company.

*****
During the financial year ended March 31, 2018, the company had acquired 51% shareholding in ATB on August 4, 2017, with the obligation to acquire the remaining 49% shareholding pursuant to the terms of Share Purchase Agreement (SPA). Refer to Note 43.

******
During the financial year ended March 31, 2019, the company had acquired 100% shareholding in Travel.Co.In Limited on February 8, 2019. Refer to Note 43.

Joint Venture

        The group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2018: 50%). For more detail, refer to Note 14.

7. Fair value measurement

        Set out below is a comparison by class of the carrying amounts and fair value of the Group's financial instruments that are carried in the financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

Fair values

        The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31, 2018	As at March 31, 2019	As at March 31, 2018	As at March 31, 2019
Financial assets
Assets carried at amortized cost
Trade and other receivables	3,976,751	4,921,270	3,976,751	4,921,270
Cash and cash equivalents	2,465,073	2,161,014	2,465,073	2,161,014
Term deposits	1,012,144	1,029,533	1,012,144	1,029,533
Other financial assets	150,075	265,915	150,075	265,915

Total	7,604,043	8,377,732	7,604,043	8,377,732

Financial liabilities
Liabilities carried at fair value
Share warrants	1,914,604	383,793	1,914,604	383,793
Liability for acquisition of business	904,727	1,190,009	904,727	1,190,009

Total	2,819,331	1,573,802	2,819,331	1,573,802

Liabilities carried at amortized cost
Trade and other payables	5,049,630	5,268,046	5,049,630	5,268,046
Borrowings	859,476	1,179,560	859,476	1,179,560
Other liabilities	537,023	542,054	537,023	542,054

Total	6,446,129	6,989,660	6,446,129	6,989,660

Fair value hierarchy

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	1,012,144	—	1,012,144
Other financial assets	—	150,075	—	150,075

Total assets	—	1,162,219	—	1,162,219

Liabilities carried at fair value
Warrants	1,914,520	—	84	1,914,604
Liability for business acquisition			904,727	904,727
Liabilities carried at amortized cost
Borrowings	—	859,476	—	859,476

Total Liabilities	1,914,520	859,476	904,811	3,678,807

	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	1,029,533	—	1,029,533
Other financial assets	—	265,915	—	265,915

Total assets	—	1,295,448	—	1,295,448

Liabilities carried at fair value
Warrants	383,699	—	94	383,793
Liability for business acquisition	—	—	1,190,009	1,190,009
Liabilities carried at amortized cost
Borrowings	—	1,179,560	—	1,179,560

Total Liabilities	383,699	1,179,560	1,190,103	2,753,362

        There were no transfers between Level 1, Level 2 and Level 3 during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

Valuation Techniques and significant unobservable inputs

        The following tables show the valuation techniques used in measuring fair values at March 31, 2018 and March 31, 2019 as well as the significant unobservable inputs used.

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

		Expected term: 2.16 years (PY: 2.66 years) Risk free rate: 2.24% (PY 2.26%)	The estimated fair value would increase (decrease) if: • the expected term were higher (lower) • the risk free rate were higher (lower)
Quoted Warrants	Fair market value	—	—
Liability for business acquisition (refer to Note 43)	Methodology as per the terms of share purchase agreement	Adjusted earning of acquired entity	—
B. Financial Instruments for which fair value is disclosed:
Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	—
Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	—
Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	—

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

        Below is reconciliation of fair value measurements categorized within level 1 & level 3 of the fair value hierarchy

	April 1, 2017	Business acquisition (refer to Note 43)	Charge to profit or loss	Charged to equity	Effects of movements in foreign exchange rates	March 31, 2018	Advance Paid towards Final Payment	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2019
Macquarie Corporate Holdings Pty Limited—Ordinary Warrants	2,229	—	(2,137)	—	(8)	84	—	5	5	94
Quoted Warrants	1,335,188	—	565,390	—	13,942	1,914,520	—	(1,667,198)	136,377	383,699
Contingent dividend	2,913	—	(279)	(2,755)	121	—	—	—	—	—
Liability for business acquisition (refer to Note 43)	—	610,383	294,344	—	—	904,727	(200,000)	485,282	—	1,190,009

Total	1,340,330	610,383	857,318	(2,755)	14,055	2,819,331	(200,000)	(1,181,911)	136,382	1,573,801

8 Rendering of services

8.1   Disaggregation of revenue

        In the following tables, revenue is disaggregated by product type

  Revenue by Product types

	March 31,
	2017	2018	2019
Air Ticketing	3,656,976	5,012,931	3,449,265
Hotels and Packages	5,326,414	6,628,236	4,914,420
Other Services	52,896	105,249	56,419

	9,036,286	11,746,416	8,420,104

8.2   Contract balances

  Contract assets

        Contract assets primarily relate to the Group's rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company's future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers.

	April 1, 2018	March 31, 2019
Contract Assets	17,279	22,584

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

8 Rendering of services (Continued)

  Changes in contract assets are as follows:

March 31, 2019
Balance at the beginning of the year	17,279
Revenue recognised during the year	22,584
Invoices raised during the year	(17,279)

Balance at the end of the year	22,584

  Contract liabilities

        A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

        Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations which was earlier classified as "advance from customers", and consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred, and which was earlier classified as deferred revenue

	April 1, 2018	March 31, 2019
Advance from customer (refer to Note 38)	894,487	702,444
Deferred revenue (refer to Note 35)	1,470,710	675,711

Total Contract liabilities	2,365,197	1,378,155

        As at April 1, 2018, INR 894,487 of advance consideration received from customers for travel bookings was reported within contract liabilities, INR 842,715 of which was applied to revenue and INR 5,624 was refunded to customers during the year ended March 31, 2019. As at March 31, 2019, the related balance was INR 702,444.

        No information is provided about remaining performance obligations at March 31, 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

9 Other revenue

	March 31,
	2017	2018	2019
Marketing revenue	320,527	502,097	938,476

Total	320,527	502,097	938,476

        Primarily comprising advertising revenue and fees for facilitating website access to travel insurance providers.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

10 Other income

	March 31,
	2017	2018	2019
Excess provision written back	20,716	15,441	22,063
Government grant	—	69,573	233,180
Gain on sale of property, plant and equipment (net)	622	1,369	5,050
Miscellaneous income	3,944	3,618	3,492

Total	25,282	90,001	263,785

        Government grant represents the Company's entitlement to receive duty credit scrips as grant under Service Exports from India Scheme (SEIS) from the Government of India on achievement of certain conditions as notified under the scheme. Such scrips can be utilized against the payment of custom duty at the time of import of goods or services to India. Refer to note 27 for more details.

        Excess provision written back represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

11 Personnel expenses

	March 31,
	2017	2018	2019
Salaries, wages and other short term employee benefits	1,392,666	1,981,076	2,076,918
Contributions to defined contribution plans	77,822	104,958	105,863
Expenses related to defined benefit plans	14,716	26,589	24,575
Share based compensation costs	586,932	729,920	282,883
Employee welfare expenses	43,172	60,297	59,975

Total	2,115,308	2,902,840	2,550,214

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

12 Other operating expenses

	March 31,
	2017	2018	2019
Commission	746,959	894,504	936,557
Communication	213,034	283,091	331,520
Legal and professional fees	203,449	308,625	336,183
Outsourcing fees	33,888	40,242	126,753
Payment gateway and other charges	535,058	743,018	985,488
Advances provision/written-off (refer to Note 21)	12,047	9,165	10,299
Trade and other receivables written-off (refer to Note 26)	80,193	125,193	304,663
Duties and taxes	12,963	95,413	(29,595)
Rent	148,738	178,650	193,348
Repairs and maintenance	80,418	91,154	91,282
Travelling and conveyance	112,216	138,242	119,108
Insurance	12,067	39,117	42,791
Remeasurement of contingent consideration (refer to Note 43)	—	294,344	485,282
Corporate social responsibility (CSR) expense	—	10,245	1,564
Miscellaneous expenses	26,857	34,527	40,562

Total	2,217,887	3,285,530	3,975,805

13 Depreciation and amortization

	March 31,
	2017	2018	2019
Depreciation	64,894	104,550	123,781
Amortization	210,693	321,050	457,965

Total	275,587	425,600	581,746

14. Investment in joint venture

        The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

        Group contributed during the financial year ended March 31, 2019: Nil (March 31, 2018: Nil and March 31, 2017: INR 3,000) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder's meetings.

        Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture (Continued)

reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2018	2019
Current assets, including cash and cash equivalents INR 5,779 (March 31, 2018: INR 4,614)	6,686	8,573
Non-current assets	314	168
Current liabilities	(41,973)	(69,327)
Non-current liabilities	(227)	(156)

Equity	(35,200)	(60,742)

Group's carrying amount of the investment	(17,600)	(30,371)

Transferred to other liabilities (refer to Note 38)	17,600	30,371

Net carrying amount of investment	—	—

Summarized statement of profit or loss of ANN:

	March 31,
	2017	2018	2019
Revenue	5,491	12,181	14,110
Administrative expenses, including depreciation INR 146 (March 31, 2018: INR 173 and March 31, 2017: INR 3,401)	(24,359)	(33,215)	(37,817)
Finance cost	(13)	(84)	(1,836)

Loss before tax	(18,881)	(21,118)	(25,543)
Income tax expense	—	—	—

Loss for the year	(18,881)	(21,118)	(25,543)

Group's share of loss for the year	(9,441)	(10,559)	(12,772)

        The joint venture had no other contingent liabilities or capital commitments as at March 31, 2019 and March 31, 2018. ANN can't distribute its profits without the consent from the two venture partners.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

15 Finance income

	March 31,
	2017	2018	2019
Interest income on :
—Bank deposits	125,697	74,197	30,801
—Others	5,061	8,870	1,824
Unwinding of discount on other financial assets	8,400	8,845	8,685

Total	139,158	91,912	41,310

16 Finance cost

	March 31,
	2017	2018	2019
Bank charges	16,007	22,334	29,891
Foreign exchange loss (net)	14,525	8,154	85,694
Interest on borrowings	77,421	122,568	145,976
Unwinding of discount on other financial liability	41,910	—	1,729

Total	149,863	153,056	263,290

17. Income taxes

        Loss for the year before income taxes are as follows:

	March 31,
	2017	2018	2019
Domestic	(4,711,481)	(1,481,129)	1,448,943
Foreign operations	(1,184,495)	(2,513,960)	(2,594,700)

Total	(5,895,976)	(3,995,089)	(1,145,758)

        The major components of income tax expense for the years ended 31 March, 2017, 2018 and 2019 are:

	March 31,
	2017	2018	2019
Current Period	30,822	74,583	75,347
Current income tax expenses	30,822	74,583	75,347
Origination and reversal of temporary differences	10,165	(17,696)	(10,865)
Current year losses for which deferred tax is recognised	—	—	(16,645)
Deferred tax expense /(benefit)	10,165	(17,696)	(27,510)

Total income tax expenses as reported in statement of profit or loss	40,987	56,887	47,837

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

17. Income taxes (Continued)

        Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates.

	March 31,
	2017	2018	2019
Loss for the year	(5,936,963)	(4,051,976)	(1,193,595)
Income tax expense	40,987	56,887	47,837

Loss before income taxes	(5,895,976)	(3,995,089)	(1,145,758)

Expected tax expense at statutory income tax rate	(344,626)	(769,353)	(630,998)
Non deductible expenses	(316)	107,496	(32,884)
Utilization of previously unrecognised tax losses	(12,766)	(5,342)	(10,463)
Current year losses for which no deferred tax asset was recognized	338,682	887,997	638,730
Change in unrecognised temporary differences	61,132	(177,244)	82,109
Effect of change in tax rate	(4,120)	12,507	1,949
Others	3,001	826	(604)

	40,987	56,887	47,837

        The domicile of the Parent Company is Cayman Islands. The Group's two major tax jurisdictions are India and Singapore with tax rates ranging between 26% to 31.20% (March 31, 2018: 25.75% to 34.61%) in India and 17% (March 31, 2018: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

18. Loss per share (Continued)

        The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2017	2018	2019
Loss attributable to ordinary shareholders—Basic	(5,901,483)	(3,993,140)	(1,148,203)
Weighted average number of ordinary shares outstanding used in computing basic loss per share	24,807,122	34,301,152	43,543,991
Basic loss per share	(237.89)	(116.41)	(26.37)

        The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2017	2018	2019
Loss attributable to ordinary shareholders—Basic	(5,901,483)	(3,993,140)	(1,148,203)
Add: Loss attributable to non-controlling interest	—	—	(45,392)

Loss attributable to ordinary shareholders—Dilutive	(5,901,483)	(3,993,140)	(1,193,595)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	24,807,122	34,301,152	44,286,393
Diluted loss per share	(237.89)	(116.41)	(26.95)

        Refer to Note 29 for the detail movement in share capital during the financial year.

        On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options. Consequently, the basic and diluted earnings per share for all periods presented are adjusted retrospectively.

        Loss attributable to shareholders is allocated equally for each class of share.

        At March 31, 2019, 137,785 ordinary shares (March 31, 2018: 993,737 and March 31, 2017: 555,941), issuable against employee share options and restricted share, Nil ordinary shares (March 31, 2018: 742,402 and March 31, 2017: 742,402) issuable against conversion right with subsidiary's equity shares and 34 ordinary shares (March 31, 2018: 746 and March 31, 2017: 791), issuable against equity instruments, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

        For calculation of diluted EPS, since the exercise price of share warrants is greater than fair market value, these are assumed to be out of money and considered not to be exercisable as on balance sheet date. These potential ordinary shares are not considered for calculation of dilutive impact of earning per share.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

18. Loss per share (Continued)

        There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
Gross block
At March 31, 2017	44,460	256,706	11,720	105,063	29,409	447,358
Acquisitions through business combinations (refer to Note 43)	30,149	7,238	4,817	5,919	7,890	56,013
Additions	—	106,805	678	34,698	5,890	148,071
Disposals/adjustment	(9,645)	(3,198)	(41)	(10,270)	(812)	(23,966)
Effects of movements in foreign exchange rates	137	692	38	2,531	45	3,443

At March 31, 2018	65,101	368,243	17,212	137,941	42,422	630,919

Acquisitions through business combinations (refer to Note 43)	—	260	—	—	—	260
Additions	1,744	20,702	1,123	15,400	3,544	42,513
Disposals/adjustment	(9,985)	(3,148)	(2,070)	(15,202)	(1,654)	(32,059)
Effects of movements in foreign exchange rates	56	(26)	16	1,034	20	1,100

At March 31, 2019	56,916	386,031	16,281	139,173	44,332	642,733

Depreciation
At March 31, 2017	37,124	189,374	9,482	49,736	19,996	305,712
Charge for the year	11,447	63,351	1,519	22,221	6,012	104,550
Disposals/adjustment	(9,645)	(3,055)	(41)	(9,396)	(752)	(22,889)
Effects of movements in foreign exchange rates	117	56	21	1,639	19	1,852

At March 31, 2018	39,043	249,726	10,981	64,200	25,275	389,225

Charge for the year	19,407	66,373	2,078	28,849	7,074	123,781
Disposals/adjustment	(9,985)	(3,225)	(1,855)	(10,536)	(939)	(26,540)
Effects of movements in foreign exchange rates	66	57	9	690	11	833
At March 31, 2019	48,531	312,931	11,213	83,203	31,421	487,299
Net block
At March 31, 2018	26,058	118,517	6,231	73,741	17,147	241,694

At March 31, 2019	8,385	73,100	5,068	55,970	12,911	155,434

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment (Continued)

        The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR 65,290 (March 31, 2018: INR 105,669) are pledged.

        The carrying value of Vehicles held under finance leases have a gross book value INR 38,256 (March 31, 2018: INR 37,222), depreciation charge for the year INR 5,242 (March 31, 2018: INR 5,319), accumulated depreciation INR 31,962 (March 31, 2018: INR 26,037), net book value INR 6,294 (March 31, 2018: INR 11,186). Leased assets are pledged as security for the related finance lease.

        The carrying value of vehicles held under vehicle loan have a gross book value of INR 88,735 (March 31, 2018: INR 92,515), depreciation charge for the year of INR 19,913 (March 31, 2018: INR 15,276), accumulated depreciation of INR 39,668 (March 31, 2018: INR 31,651), net book value of INR 49,067 (March 31, 2018: INR 60,899). Vehicles are pledged as security against the related vehicle loan.

        In the statement of cash flows, proceeds from vehicle loan of INR 12,294 (March 31, 2018: INR 25,406 and March 31, 2017: INR 18,312) has been adjusted against purchase of property, plant and equipment

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development	Total
Gross block
At March 31, 2017	1,085,246	56,020	222,169	—	3,200	271,329	653,666	166,627	2,458,257
Acquisitions through business combinations (refer to Note 43)	898	—	—	134,682	16,861	—	307,520	—	459,961
Additions	532,290	—	—	—	—	—	—	475,119	1,007,409
Disposals/adjustment	—	—	—	—	—	—	—	(529,618)	(529,618)
Effects of movements in foreign exchange rates	(462)	278	—	—	—	—	—	—	(184)

At March 31, 2018	1,617,972	56,298	222,169	134,682	20,061	271,329	961,186	112,128	3,395,825

Acquisitions through business combinations (refer to Note 43)	683	—	—	5,654	2,110	—	53,913	—	62,360
Additions	433,075	—	—	—	—	—	—	399,270	832,345
Disposals/adjustment	—	—	—	—	—	—	—	(425,542)	(425,542)
Effects of movements in foreign exchange rates	67	2,911	—	—	—	—	—	—	2,978

At March 31, 2019	2,051,797	59,209	222,169	140,336	22,171	271,329	1,015,099	85,856	3,867,966

At March 31, 2017	596,207	49,768	132,410	—	3,200	67,569	—	—	849,154
Charge for the year	279,564	1,401	17,097	5,986	3,066	13,936	—	—	321,050
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	79	277	—	—	—	2	—	—	358

At March 31, 2018	875,850	51,446	149,507	5,986	6,266	81,507	—	—	1,170,562

Charge for the year	411,648	1,400	17,097	9,214	4,669	13,937	—	—	457,965
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	46	2,911	—	—	—	—	—	—	2,958

At March 31, 2019	1,287,544	55,757	166,604	15,200	10,935	95,444	—	—	1,631,485

Net block
At March 31, 2018	742,122	4,852	72,662	—	13,795	189,822	961,186	112,128	2,225,263

At March 31, 2019	764,253	3,452	55,565	125,135	11,237	175,885	1,015,099	85,856	2,236,481

        The Group has taken bank guarantee facility against which Computer software and Websites & intellectual property rights of a subsidiary of the Group amounting to INR 673,445 (March 31, 2018: INR 667,882) are pledged.

        The Company has written off fully depreciated assets from the books of accounts having gross value Nil (March 2018: INR Nil).

Impairment reviews

        Goodwill acquired through business combinations having indefinite lives are allocated to the CGUs. For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill (Continued)

not higher than the Group's operating segment. Carrying amount of goodwill has been allocated to the respective acquired subsidiaries level as follows:

	March 31,
	2018	2019
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited	549,996	549,996
Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited) (refer to Note 43)	307,520	307,520
Travel.Co.In Limited (refer to Note 43)	—	53,913

Total	961,186	1,015,099

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

The key assumptions used in value in use calculations:

	March 31,
	2018	2019
Discount rate	18%	18%
Terminal Value growth rate	5%	5%
EBITDA margin over next 5 years	10.7% - 56.4%	8.7% - 46.7%

        The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Sensitivity change in assumptions

        Based on the above, no impairment was identified as of March 31, 2019 and March 31, 2018 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation's sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

21 Prepayments and other assets

	March 31,
	2018	2019
Current
Advance to vendors (net of allowance)	854,942	746,513
Advance to joint venture (refer to note 42)	7,759	30,385
Balance with statutory authorities	36,222	47,865
Prepaid expenses	70,971	72,148
Due from employees	7,928	2,997

Total	977,822	899,908

Non-current
Prepaid expenses	3,403	1,527
Defined benefit plan asset (refer to Note 34)	7,835	6,339

	11,238	7,866

        Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

        The movement in the allowance for doubtful advances:

	March 31,
	2018	2019
Balance at the beginning of the year	12,047	9,630
Provisions accrued during the year	9,165	10,299
Amount written off during the year	(11,582)	(3,695)

Balance at the end of the year	9,630	16,234

22 Other financial assets, Non-current

	March 31,
	2018	2019
Security deposits	61,848	30,356
Interest accrued on term deposits	411	275

Total	62,259	30,631

        Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2019, remaining tenure for security deposits ranges from 1 to 9 years.

        In the statement of cash flows, interest reinvested on term deposits INR 1,097 (March 31, 2018: 251) has been adjusted against interest received under investing activities.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

23 Term deposits

	March 31,
	2018	2019
Fixed deposits with banks	1,012,144	1,029,533

Total	1,012,144	1,029,533

Non-current	6,187	23,548
Current	1,005,957	1,005,985

Total	1,012,144	1,029,533

        Term deposits as on March 31, 2019, include INR 1,010,328 (March 31, 2018: INR 831,660) pledged with banks against bank guarantees and credit card facility (Refer to Note 32). Tenure for term deposits range from 1 years to 3 years.

24 Other non financial assets

Fair value adjustment—financial assets	13,168	30,697
Restricted asset	103,771	224,217

Total	116,939	254,914

Non-current	116,939	254,914

Total	116,939	254,914

        Fair value adjustment—financial assets represents unamortised portion of the difference between the fair value of the financial assets (security deposit) on initial recognition and the amount paid.

        Restricted asset include INR 189,267 (March 31, 2018: 69,063) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, INR 8,468 (March 31, 2018: 8,468) in respect of refund claim application with the service tax authorities, INR 25,000 (March 31, 2018: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India and INR 1,483 (March 31, 2018 Nil) in respect of amount paid under protest to Goods and Services Tax (GST) department. The service tax and GST amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax

Unrecognised Deferred Tax Assets

        Deferred tax assets have not been recognized in respect of the following items:

	March 31,
Particulars	2018	2019
Deductible temporary differences	178,275	243,932
Tax loss carry forward and unabsorbed depreciation	1,929,178	3,249,820

Total	2,107,453	3,493,752

        In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 743,384 (March, 2018: 573,762) and tax losses of INR 9,376,379 (March, 2018: 6,159,435) and unabsorbed depreciation of INR 1,262,313 (March 31, 2018: 1,759,363), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2027 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognised Deferred Tax Assets and Liabilities

        Deferred tax assets are attributable to the following—

	March 31,
	2018	2019
Property, plant and equipment & intangible assets	18,438	22,136
Trade and other receivables	36,990	55,649
Rent Equalisation reserve	1,021	680
Employee benefits	12,614	16,260
Minimum alternate tax recoverable	5,027	1,754
Unutilised business losses	—	16,645
Provision for expenses	26,642	7,349

Deferred tax asset	100,732	120,473

OCI gratuity	1,917	2,696

Total deferred tax asset (A)	102,649	123,169

Deferred tax liablities are attributable to the following—
Property, plant and equipment & intangible assets	(44,460)	(42,503)

Total deferred tax liability (B)	(44,460)	(42,503)

Net deferred tax asset (A - B)	58,189	80,666

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax (Continued)

Particulars	Balance as on March 31, 2018	Acquired through business combination	Recognised in profit or loss	Recognised in other comprehensive income	Unused/ utilized tax credit	Balance as on March, 31 2019
Provision for gratuity	(1,581)	—	1,868	—	—	287
Provision for long term compensated absences	5,952	—	2,412	—	—	8,364
Rent equalization reserve	1,021	—	(341)	—	—	680
Provision for doubtful debts	36,990	—	18,659	—	—	55,649
Bonus payable	8,243	—	(633)	—	—	7,609
Fixed assets—WDV	(26,022)	(2,422)	8,077	—	—	(20,367)
Expenses disallowed u/s 40(a)(ia) & 43B	26,642	—	(19,293)	—	—	7,349
Minimum alternate tax	5,027	—	—	—	(3,274)	1,754
Tax loss carry forwards	—	—	16,645	—	—	16,645
OCI-Gratuity	1,917	—	—	779	—	2,696

Deferred tax assets	58,189	(2,422)	27,394	779	(3,274)	80,666

        Pursuant to the section 115JB of Indian Income Tax Act, Group's subsidiaries in India have calculated their tax liability for current income taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Accordingly, a deferred income tax asset of INR 1,101 (March 31, 2018: INR 5,027) has been recognized on the balance sheet as on March 31, 2019, which can be carried forward for a period of fifteen years from the year of recognition.

26 Trade and other receivables

	March 31,
	2018	2019
Trade receivables (net of allowance)	3,888,181	4,830,072
Receivable from other related parties (refer to note 42)	56,979	4,280
Refund and other receivable (net of allowance)	14,312	64,334

	3,959,472	4,898,686
Contract Assets (refer to note 8)	17,279	22,584

	17,279	22,584

Total	3,976,751	4,921,270

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

26 Trade and other receivables (Continued)

        A trade receivable is a right to consideration that is unconditional upon passage of time. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. Revenue for time and material contracts are recognised as related service are performed.

        The trade receivables primarily consist of amounts receivable from airline's, hotels, corporate's and retail customers pertaining to the transaction value.

        The management does not consider there to be significant concentration of credit risk relating to trade, refund and other receivables. Refer to note 40.

        The movement in the allowance for expected credit loss and amounts impaired in respect of trade, refund & other receivables during the year was as follows:

	March 31,
	2018	2019
Balance at the beginning of the year	121,839	194,302
Provisions accrued during the year	125,193	304,663
Amount written off during the year	(53,996)	(12,964)
Effect of movement in exchange rate	1,266	253

Balance at the end of the year	194,302	486,254

27 Other financial assets, current

	March 31,
	2018	2019
Interest accrued on term deposits	6,883	2,404
Interest accrued on advances to related parties (refer to note 42)	70	1,642
Security deposits	40,814	71,406
Others (includes Government Grant)	32,120	156,835

Total	79,887	232,287

        Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2019, remaining tenure for security deposits ranges from 1 to 9 years.

        In the statement of cash flows, interest reinvested in term deposits INR 22,242 (March 31, 2018: 98,472) has been adjusted against interest received under investing activities.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

27 Other financial assets, current (Continued)

        The movement in the Government Grant during the year was as follows:

	March 31,
	2018	2019
At 1 April	—	32,120
Recorded in statement of profit or loss	69,588	233,180
Received during the year	(37,468)	(108,465)

Balance at the end of the year	32,120	156,835

        There are no unfulfilled conditions or contingencies attached to these grants.

28 Cash and cash equivalents

	March 31,
	2018	2019
Cash on hand	2,511	2,859
Credit card collection in hand	209,162	390,335
Balances with bank	2,229,498	1,756,322
Cash in transit	23,902	11,498

Total	2,465,073	2,161,014

        Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group's bank accounts subsequent to the year end.

        At March 31, 2019, the Group had available INR 3,108 (March 31, 2018: INR 710,450) of undrawn borrowing facilities.

29. Equity share capital and share premium

Authorized shares

	March 31,
	2018	2019
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.006 ($0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.006 ($0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.006 ($0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.006 ($.0001) each	10,000,000	10,000,000

	523,159,375	523,159,375

        There is no change in the authorized share capital of the company during the financial ending March 31, 2019.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

        A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2017	33,828,856	633	14,438,936
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	818,954	5	636,085
Transaction with equity shareholders*			(112,406)

Balance as at March 31, 2018	34,647,810	638	14,962,615

Balance as at April 1, 2018	34,647,810	638	14,962,615
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	635,455	4	357,981
Issue of ordinary shares in follow-on public offering, net of issuance costs**	10,350,000	71	3,563,509

Balance as at March 31, 2019	45,633,265	713	18,884,105

*
Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

**
On June 26, 2018, the Company completed a follow-on public offering in which the Company offered and sold an aggregate of 10,350,000 ordinary shares, including 1,350,000 ordinary shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares, at a public offering price of INR 375.71 (USD 5.50) per share. The aggregate price of the offering amount registered and sold was INR 3,888,547 (USD 56,925) of which we received net proceeds of INR 3,563,580 (USD 52,168). The Company incurred expenses of INR 324,967 (USD 4,757) including the underwriters' commission expense amounting INR 220,633 (USD 3,190), for the issuance of the shares which has been adjusted against the share premium. The amount in USD is converted at transaction date exchange rate of 68.31 INR per USD.

Terms/ rights attached to Ordinary Shares

        The Company has three class of ordinary shares outstanding which entitles the holders with the following rights:

Ordinary shares

        A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

        Class F shareholders are entitled to participate in surplus assets of the Company in the case of winding up.

Shares reserved for issuance against equity instruments

        The Company reserved 1,844 shares (March 31, 2018—1,844, March 31, 2017—1,844) for issuance at exercise price of INR 374.85 ($5.42) per share. These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32.

Shares reserved for issue under options

        For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.

Shares reserved for issue under warrant arrangement/agreement

        Pursuant to listing of Parent Company, Network18 Media and Investment Limited (Network 18) (formerly known as Capital 18 Fincap Private Limited) and Pandara Trust Scheme I (Pandara Trust), shareholders of Yatra Online Private Limited, are entitled to swap their shares into 569,781 (March 31, 2018: 569,781) and 172,635 (March 31, 2018: 172,635) Ordinary Shares of the Parent Company respectively.

        As on March 31, 2019, Network 18 and Pandara Trust have not exercised their right to swap to ordinary shares of the Parent Company.

        For details of shares reserved for issuance under the warrant agreement with Innoven, a non banking finance company, and Macquarie Corporate Holdings Pty Limited refer to Note 32.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

Treasury shares

	Numbers of Shares	Amount
Balance as at April 1, 2017	63,771	54,371
Issue of shares	—	—
Vesting of options	(35,871)	(24,287)

Balance as at March 31, 2018	27,900	30,084

Balance as at April 1, 2018	27,900	30,084
Share based payment expense	—	(650)
Vesting of options	(26,901)	(18,215)

Balance as at March 31, 2019	999	11,219

During the year ended March 31, 2017, Company has bought back 17,893 shares for INR 627.01 (USD 9.35) per share.

30. Other capital reserve

Other capital reserves	Share-based payments	Equity Instruments	Warrant	Total
March 31, 2017	733,107	341	—	733,448

Share-based payments expense during the year	734,512	—	—	734,512
Issuance of warrants (refer to Note 32)	—	—	23,258	23,258
Exercised during the year	(650,860)	—	—	(650,860)
Forfeited during the year	(4,592)	—	—	(4,592)
Expired during the year	(2,802)	—	—	(2,802)

March 31, 2018	809,365	341	23,258	832,964

Share-based payments expense during the year	295,680	—	—	295,680
Exercised during the year	(376,339)	—	—	(376,339)
Forfeited during the year	(13,447)	—	—	(13,447)
Expired during the year	(2,870)	—	—	(2,870)

March 31, 2019	712,389	341	23,258	735,988

30.1 Equity instruments

        The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 69.16 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

        The Company had reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2019 (1,316,765 ordinary shares as at March 31, 2018) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the "Plan"). Out of such reserved shares, options to purchase 652,580 ordinary shares have been granted and are outstanding as at March 31, 2019 (March 31, 2018: 657,130 ordinary shares).

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

        The Company estimates the expected term of stock grants equivalent to their vesting period. The Company has used the volatility of stocks of comparative companies with estimated life of options similar to its grants. The risk-free interest rate that is used in the option valuation model is based on U.S. treasury zero coupon bonds with a remaining term similar to the expected term of the options. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, has used an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. All stock-based payment awards are amortized on a graded-vesting basis over the requisite service periods of the awards, which are generally the vesting periods.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2018		2019
	No. of shares*	Weighted average EP per share	No. of shares*	Weighted average EP per share
Number of options outstanding at the beginning of the year	698,965	279.43	657,130	287.05
Granted during the year	—	—	—	—
Forfeited during the year	6,913	289.04	1,785	348.84
Expired during the year	—	—	2,581	270.10
Exercised during the year	34,922	167.39	184	300.11
Number of options outstanding at the end of the year	657,130	287.05	652,580	304.92
Vested	656,454	287.06	652,580	304.92

*
On December 16, 2016, the Parent Company effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

        The weighted average remaining contractual life for the share options outstanding as at March 31, 2019 was 3.63 years (March 31, 2018: 4.61 years).

        The range of exercise prices for options outstanding at the end of the year was INR 270.10 to INR 375.14 (March 31, 2018: 254.28 to INR 353.17).

        During the year ended March 31, 2019, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 24 (March 31, 2018: INR 432 and March 31, 2017: INR 9,183).

        Company did not grant any options during the fiscal year ended March 31, 2019 and March 31, 2018.

Restricted Stock Unit Plan

        On December 16, 2016, the Company approved a share incentive plan in connection with the business combination transaction (Refer to Note 43). The Company granted 2,000,000 restricted share, under the plan to eligible employees. Each RSU represents the right to receive one ordinary share. Out of 2,000,000 RSU's, 74,458 shares have been issued as part of treasury shares (Refer to Note 29).

        The terms and conditions for 2,000,000 RSU's:

          1)    RSUs have daily graded vesting over a two year period.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

          2)    RSUs have a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount, in case of termination of the services of the employee prior to vesting

          3)    RSU's grantee shall have the option of settling the tax obligation by selling the equivalent shares to the Company or by net settlement method as per IFRS 2 "Share-based payment"

        During the previous year, the Company had modified the vesting condition and 1,925,542 RSUs would vest in installments with one-fourth of the shares of RSUs vested on June 30, 2017 and three-quarters of RSUs vesting in six equal quarterly anniversaries following June 30, 2017 with the last quarter vesting on December 15, 2018.

	March 31,
	2018	2019
	No. of shares	No. of shares
Number of RSU's outstanding at the beginning of the year	1,684,024	719,575
Granted during the year	—	—
Forfeited during the year	3,606	372
Expired during the year	724	738
Vested during the year	960,119	718,465
Number of RSU's outstanding at the end of the year	719,575	—
Vested and not exercised	—	643,147

        The weighted average remaining contractual life for RSU's outstanding as at March 31, 2019 was Nil years (March 31, 2018: 0.38).

        The range of exercise prices for RSU's outstanding at the end of the year is Nil (March 31, 2018: Nil).

        During the year ended March 31, 2019, share based compensation cost for these RSU's is recognized under personnel expenses amounting to INR 103,110 (March 31, 2018: 633,172 and March 31, 2017: 577,749). Refer to Note 11.

2016 Stock Option and Incentive Plan (the "2016 Plan")

        On December 13, 2016, the Company's board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 7,667,393 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2019, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        During the year ended March 31, 2018, the Company pursuant to the "2016 Plan", granted options to purchase 29,269 (March 31, 2018: 337,749) ordinary shares and 312,629 (March 31, 2018: 337,749) are outstanding as at March 31, 2019.

        The share-based payment awards have the following vesting period under the same plan:-

          1)    197,749 share options will vest over a period of four years in equal quarterly installments, with first such vesting on February 1, 2018 equivalent to 1/16th of the total number of stock options and with the last such vesting on November 1, 2021

          2)    140,000 share options will vest over a period of two years in equal monthly installments commencing from first vesting on March 1, 2018 equivalent to 1/24th of the total number of stock options, with the last such vesting on February 1, 2020

          3)    21,769 share options will vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to 1/16th of the total number of stock options, with the last such vesting on June 1, 2022

          4)    7,500 share options will vest over a period of one year in equal monthly installments commencing from first vesting on January 1, 2019 equivalent to 1/12th of the total number of stock options, with the last such vesting on December 1, 2019

        The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2018		March 31, 2019
	No. of shares	Weighted average EP per share	No. of shares	Weighted average EP per share
Number of options outstanding at the beginning of the year	—	—	337,749	591.99
Granted during the year	337,749	591.99	29,269	406.10
Forfeited during the year	—		54,389	668.82
Number of options outstanding at the end of the year	337,749	591.99	312,629	601.01
Vested	18,550	606.26	127,705	590.06

        The weighted average remaining contractual life for the share options outstanding as at March 31, 2019 was 4.94 years (March 31, 2018: 6.09).

        The range of exercise prices for options outstanding at the end of the year was INR 380.38 to INR 691.60 (March 31, 2018: INR 508.51 to INR 651.10).

        During the year ended March 31, 2019, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 19,891 (March 31, 2018: 7,748 and March 31, 2017: Nil). Refer to Note 11.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The following tables list the inputs to the model used for the years then ended

	March 31, 2018	March 31, 2019
Weighted average Fair value of ordinary share at the measurement date (USD)	7.09	5.67
Risk—free interest rate (%)	2.31% - 2.42%	2.76% - 2.80%
Expected volatility (%)	36.10% - 36.55%	38.63% - 40.64%
Expected life of share options	2.52 - 4.95	2.27 - 4.98
Dividend Yield	0.00%	0.00%
Model used	Black-Scholes Valuation	Black-Scholes Valuation

        The expected life of share options has been taken as mid point between first and last available exercise date.

        The expected volatility reflects the assumption based on historical volatility on the share prices of similar entities over a period.

2016 Stock Option and Incentive Plan (the "2016 Plan")

        The Company pursuant to the "2016 Plan" had approved a grant of 603,792 Restricted Stock Units ("RSUs") and 280,886 are outstanding as at March 31, 2019 (March 31, 2018: 547,390).

        The restricted stock unit awards have the following vesting period:-

  1)
  For 87,879 RSUs granted, vesting of these RSAs would commence from May 31, 2017 with first vesting equivalent to 1/8th of the Balance RSAs for each of the employees and 1/8th getting vested at the end of each subsequent quarters until February 28, 2019.

  2)
  For 4300 RSUs were fully vested on the grant date.

  3)
  For 7,277 RSUs granted, these RSUs would vest over a period of four years in equal quarterly installments, vesting period of which will commence from July 01, 2017 with first such vesting on September 30, 2017 equivalent to one-sixteenth of these RSAs and with the last vesting to be done on or before June 30, 2021.

  4)
  For 20,000 RSUs granted, these RSUs would vest over a period of time with first such vesting commencing from February 1, 2018 equivalent to 1/10th of the RSUs and rest of the RSUs vesting subsequently, in equal lots of 1/12th of such RSUs, at the end of every quarter commencing from February 1, 2018, with the last one twelfth vesting on February 1, 2021.

  5)
  For 479,336 RSUs granted, these RSUs would vest over a period of one year in equal quarterly installments with first such vesting commencing from April 1, 2018 equivalent to 1/4th of these RSUs and with the last vesting effectuating on January 1, 2019.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

  6)
  For 5,000 RSUs granted, vesting of these RSAs would commence from April 1, 2018 with first vesting equivalent to 1/4th of the Balance RSAs for the employee and 1/16th getting vested at the end of each subsequent quarters until April 1, 2021.

	March 31, 2018	March 31, 2019
	No. of shares	No. of shares
Number of RSU's outstanding at the beginning of the year	—	547,390
Granted during the year	603,792	—
Forfeited during the year	6,535	13,124
Expired during the year	283	3,645
Vested during the year	49,584	249,735
Number of RSU's outstanding at the end of the year	547,390	280,886
Vested and not exercised	—	263,115

        The weighted average remaining contractual life for RSU's outstanding as at March 31, 2019 was 1.03 years (March 31, 2018: 0.45).

        The range of exercise prices for RSU's outstanding at the end of the year is Nil (March 31, 2018: Nil).

        During the year ended March 31, 2019, share based compensation cost for these RSU's is recognized under personnel expenses amounting to INR 159,857 (March 31, 2018: 88,829 and March 31, 2017: Nil). Refer to Note 11

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

31. Components of Other Comprehensive Loss

        The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,
	2017	2018	2019
Actuarial loss on defined benefit plan:
Actuarial loss on obligation (refer to Note 34)	(8,873)	(5,047)	(5,776)
Income tax expense	733	187	250

Total	(8,140)	(4,860)	(5,526)

Foreign currency translation:
Foreign currency translation differences	44,997	(9,879)	(4,834)
Income tax expense	—	—	—

Balance at the end of period	44,997	(9,879)	(4,834)

32. Borrowings

		March 31,
	Term	2018	2019
Current
Finance lease liabilities	Less than 1 year	4,920	3,071
Vehicle loan	Less than 1 year	14,310	15,653
Secured loan from banks/NBFC's**	Less than 1 year	472,630	335,751
Bank overdraft	On demand	—	797,343

Total		491,860	1,151,818

Non-Current
Finance lease liabilities	More than 1 year	3,992	1,032
Vehicle loan	More than 1 year	31,813	23,555
Secured loan from banks/NBFC's**	More than 1 year	324,164	—

Total		359,969	24,587

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings (Continued)

				Carrying amount
				March 31,
	Currency	Interest Rate	Year of Maturity	2018	2019
Secured bank loans/NBFC's**	INR	14.75%	2019 - 2020	400,116	161,120
Bank overdraft	INR	Floating rate*	On demand	—	797,343
Vehicle loan	INR	8 - 10%	2017 - 2022	46,123	39,208
Finance lease liabilities	SGD	2.99% to 3.18%	2019 - 2021	8,912	4,103
Secured bank loans	USD	9.0%	2019 - 2020	396,678	174,631

				851,829	1,176,405

*
6M MCLR + spread

**
Non-Banking Financial Company

Bank overdrafts

        The overdraft facility of INR 800,000 is taken from ICICI bank by the Group. The facility is secured by the fixed deposits and first pari passu charge by way of hypothecation of all fixed assets and current assets, both existing and future, including intellectual property and intellectual property rights.

        The overdraft facility of INR 450 is taken from the Canara bank by the Group. The facility is secured by the fixed deposits.

Secured loan—InnoVen capital

        During the financial year ending March 31, 2018, the Company had taken a loan amounting to INR 1,034,448 (USD 7.8 million and INR 495 million) that carries an interest of 9% per annum on loan taken outside India and an interest of 14.75% on loan taken in India. The Group received the amount in two tranches of INR 665,800 (USD 5 million and INR 320 million) and INR 368,648 (USD 2.8 million and INR 175 million). The loan is repayable in 26 and 23 monthly installments of INR 13,300 (USD 0.2 million) and INR 8,419 (USD 0.12 million) respectively each along with interest for the loan taken outside India. For the borrowing in India the loan is repayable in 26 and 23 monthly installments of INR 12,308 and INR 7,609 respectively each along with interest. Pursuant to the loan, the Company has also issued 154,000 warrants to Innoven for them to be subscribed to equivalent number of shares at an exercise price of $12 per share up to September 2022 (refer Warrants section below). The loan is secured by pledge of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the group and by the pledge of shares held by Yatra India in ATB. As on July 4, 2019, the pledge on these shares has been released against a fixed deposit of INR 50 million.

Warrants—Macquarie

        In conjunction with various financing transactions, the Company issued warrants (except quoted warrants) to purchase the Company's ordinay shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit and loss account. The Company estimates the fair values of the warrants at each reporting period using a Black-Scholes option-pricing model.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

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

Warrants—Innoven

        During the previous year, the Company had further allotted warrants against the loan facility, the fair values of the warrants was taken using a Black-Scholes option-pricing model as on the date of the allotment. These warrants are classified to be equity instruments and accounted for on the same basis.

        Warrants give the holder the right to purchase ordinary shares from the Company at a specific price within a certain time frame. The details of the warrants issued is as follows:

	Number of shares	Date of issue	Exercise price	Expiration date
Macquarie Corporate Holdings Pty Limited—Ordinary shares*	46,458	24-Jul-15	INR 1860.40 ($26.90)	24-Jul-23
Innoven Capital—Ordinary shares	154,000	12-Sep-17	INR 829.92 ($12)	12-Sep-22

*
On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

        Refer to Note 7 (considered derivative instruments) and Note 30 (considered equity), for movement in warrants during the year.

Vehicle loan

        This includes the vehicles taken on loan by the company. Refer to Note 19.

Finance lease liabilities

        Finance lease liabilities include the vehicles taken on finance lease by the company. Refer to Note 19.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

33 Trade and other payables

	March 31,
	2018	2019
Trade payables	3,977,674	4,124,409
Accrued expenses	381,880	275,515
Related parties (refer to Note 42)	16,767	15,517
Refund and other payables*	673,309	852,605

Total	5,049,630	5,268,046

Current	5,049,630	5,264,949
Non-current	—	3,097

Total	5,049,630	5,268,046

        Non-current portion pertains to the expenditure incurred towards advertisements made as per the advertisements contract entered with BCCL (refer note 39).

*
During the year ending March 31, 2019, the Company has reassessed its estimates of likely future refund of certain customer transactions and the above liability has been adjusted accordingly.

34. Employment benefit plan

	March 31,
	2018	2019
Defined benefit plan	87,009	106,718
Liability for compensated absences	67,624	72,287

Total liability	154,633	179,005

Defined benefit plan asset (refer to note 21)	7,835	6,339

Total asset	7,835	6,339

Net Unfunded liability	79,174	100,379

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Movement in obligation

	March 31,
	2018	2019
Present value of obligation at beginning of year	70,951	115,708
Acquired through business combination	22,589	—
Interest cost	4,715	6,977
Current service cost	14,633	20,166
Past service cost	8,683	—
Actuarial loss on obligation
—economic assumptions	(1,792)	489
—demographic assumptions	6,139	4,506
Benefits paid	(10,210)	(20,216)

Present value of obligation at closing of year	115,708	127,630

Movement in plan assets

	March 31,
	2018	2019
Fair value of plan assets at beginning of the year	8,517	36,534
Acquired through business combination	27,578	—
Employer contributions	1,612	2,270
Benefits paid	(2,014)	(4,752)
Divestiture	—	(8,588)
Earning on assets	1,442	2,568
Actuarial loss on plan assets	(601)	(781)

Fair value of plan assets at end of the year	36,534	27,251

	March 31,
	2018	2019
Unfunded liability
Current	13,687	24,869
Non-current	65,487	75,510

Unfunded liability recognized in statement of financial position	79,174	100,379

Unfunded liability recognized in statement of financial position	79,174	100,379
Funded asset
Prepayment and other assets—Non-Current	7,835	6,339

	7,835	6,339

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Components of cost recognized in profit or loss

	March 31,
	2017	2018	2019
Current service cost	11,824	14,633	20,166
Past service cost	—	8,683	—
Net interest cost	2,892	3,273	4,409

	14,716	26,589	24,575

Amount recognized in other comprehensive income

	March 31,
	2017	2018	2019
Actuarial loss on obligation*	8,873	5,047	5,776

*
Refer to Note 31 for the movement during the year.

        The principal actuarial assumptions used for estimating the group's defined benefit obligations are set out below:

March 31,
	2018	2019
Discount rate	6.80 - 7.10%	6.75 - 6.90%
Future salary increase	5 - 11%	5 - 11%
Average expected future working life (years)	2.33 - 3.7	2.34 - 3.93
Retirement age (years)	58	58
Mortality table	IALM* (2006 - 08) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	40 - 70%	40 - 70%
From 31 to 44 years	30 - 35%	30 - 35%
Above 44 years	3 - 5%	3 - 5%

*
Indian Assured Lives Mortality (2006-08) Ultimate represents published mortality table used for mortality assumption.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Sensitivity analysis

        Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2018	2019
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	(2,696)	(3,406)
b) Impact due to decrease of 0.50%	2,844	2,736
b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	2,251	1,967
b) Impact due to decrease of 0.50%	(2,188)	(2,763)

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

        The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2018	2019
Year 1	27,738	29,827
Year 2	18,805	21,429
Year 3	15,187	15,107
Year 4	11,567	12,725
Year 5	9,851	11,986
Year 6 - 10	35,676	38,393

Total expected payments	118,824	129,467

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

35 Deferred revenue

	March 31,
	2018	2019
Global Distribution System providers	1,365,932	652,895
Loyalty program	104,778	22,816

Total deferred revenue	1,470,710	675,711

Non-current	599,612	96,392
Current	871,098	579,319

Total	1,470,710	675,711

        "Global Distribution System providers" represents the amount received upfront by the group as a part of commercial arrangement with the Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on our websites or other distribution channels. The same is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold as per the term of the agreement, in both cases sold on such GDS platforms, and the balance amount is recognized as deferred revenue.

	March 31,
	2018	2019
As at April 1	998,265	1,470,710
Deferred during the year	1,098,695	—
Recorded in statement of profit or loss	(626,250)	(794,999)

As at March 31	1,470,710	675,711

36 Other financial liabilities

	March 31,
	2018	2019
Non-current
Share warrants (refer to Note 32)	84	94

	84	94

Current
Due to employees	196,956	182,495
Share warrants	1,914,520	383,699
Liability for the acquisition of business (refer to Note 43)	904,727	1,190,009

Total	3,016,203	1,756,203

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

37 Other non financial liability, non-current

	March 31,
	2018	2019
Lease rent equalization	5,815	2,303

Total	5,815	2,303

38 Other current liabilities

	March 31,
	2018	2019
Advance from customers	894,487	702,444
Statutory liabilities	260,786	266,159
Other liabilities	80,700	93,402
Lease rent equalization	2,327	3,217
Interest accrued on term loan	7,647	3,155

Total	1,245,947	1,068,377

39. Commitment and contingencies

a)
Capital and other commitments:

•
Contractual commitments for capital expenditure pending execution were INR 1,859 as at March 31, 2019 (INR 7,745 as at March 31, 2018). Contractual commitments for capital expenditure are relating to acquisition of vehicle, furniture and fixture, computer software and websites, computer hardware.

•
Contractual commitments for revenue expenditure* pending execution were INR 106,206 as at March 31, 2019 (INR 40,683 as at March 31, 2018). Contractual commitments for revenue expenditure are relating to advertisement services.

*
Includes Advertisement and Debenture agreement with BCCL

        The Company has entered into a debenture subscription agreement with Bennett, Coleman & Company Limited. BCCL agreed to subscribe to 1 non-convertible debenture for an aggregate consideration of subscription amount of INR 195,000 and the Company agrees to issue and allot the same to BCCL on a private placement basis.

        Non convertible debentures (NCD) allotted to BCCL shall be redeemed at the redemption amount of INR 214,500 being the sum of NCD Subscription Amount and the NCD Interest.

        The Company also entered into an advertisement agreement with BCCL wherein the Company has paid a deposit of INR 195,000 along with the advertisement commitment amounting INR 300,000 to BCCL. This deposit will be utilised towards payments to be made in relation to advertisements released in properties owned and managed by BCCL.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies (Continued)

b)
Contingent liabilities

             i)  Claims not recognised as liability were INR 86,508 as at March 31, 2019 (INR 65,175 as at March 31, 2018).

    These represents claim made by the customers due to service related issues, which are contested by the Company and are pending in various consumer redressal forums in India. This also includes INR 1,000 as at March 31, 2019 (INR 1,000 as at March 31, 2018) towards claim for copyright infringement. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

            ii)  INR 251,324 as at March 31, 2019 (INR 254,246 as at March 31, 2018), represents show cause cum demand notices raised by Service Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that is not probable that the demand will materialise and therefore no provision has been recognised.

           iii)  INR 96,608 as at March 31, 2019 (INR 108,540 as at March 31, 2018), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

c)
Operating lease commitment—Group as lessee

        As lessee, the Group's obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate. These leases have various extension options and escalation clause. As per the agreements maximum obligation on long term non-cancellable leases are as follows:

        The future minimum lease payment obligation as lessee as under:

	March 31,
	2018	2019
Within one year	118,351	104,289
After one year but not more than five years	155,220	337,665
More than five years	11,153	317,092

Total	284,724	759,046

        During the year ended March 31, 2019, INR 193,348 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of operating leases (March 31, 2018: INR 178,650 and March 31, 2017: INR 148,738). As on March 31, 2019, remaining tenure for operating leases range from 1 to 9 years.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies (Continued)

d)
Finance lease commitment—Group as lessee

        The Group has finance leases for vehicles. The Group's obligations under finance leases are secured by the lessor's title to the leased assets. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are, as follows:

	March 31,
	2018	2019
Within one year	5,819	3,534
After one year but not more than five years	4,481	1,071

Total	10,300	4,605
Less: amount representing finance charges	1,387	502

Present value of minimum lease payments	8,913	4,103

40. Financial instruments risk management, objective and policies

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

40. Financial instruments risk management, objective and policies (Continued)

        The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2018	2019
Trade and other receivables	3,976,751	4,921,270
Term deposits and other financial assets	1,272,970	1,295,448

Total	5,249,721	6,216,718

        The age of Trade and other receivables at the reporting date was:

	March 31,
	2018	2019
0 - 30 days	2,906,073	3,569,845
31 - 90 days	568,903	929,721
91 - 180 days	281,749	177,769
More than 180 days	220,026	243,935

Total	3,976,751	4,921,270

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

40. Financial instruments risk management, objective and policies (Continued)

        The following tables set forth Company's financial liabilities based on expected and undiscounted amounts as at March 31, 2018 and 2019.

As at March 31, 2018	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 - 5 Years	More than 5 years
Vehicle loan	46,123	52,991	17,624	35,367	—
Finance lease liabilities	8,913	10,300	5,819	4,481	—
Trade and other payables	5,049,630	5,049,630	5,049,630	—	—
Term loan	796,794	882,490	554,189	328,301	—
Other Current liabilities	1,390,068	1,390,068	1,390,068	—	—

Total	7,291,528	7,385,479	7,017,330	368,149	—

As at March 31, 2019	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 - 5 Years	More than 5 years
Vehicle loan	39,208	44,061	18,420	25,641	—
Finance lease liabilities	4,103	4,605	3,534	1,071	—
Trade and other payables	5,268,046	5,268,046	5,264,949	3,097	—
Term loan	335,752	372,613	372,613	—	—
Bank overdraft	797,343	797,343	797,343	—	—
Other Current liabilities	1,664,215	1,664,215	1,664,215	—	—

Total	8,108,667	8,150,883	8,121,074	29,809	—

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

40. Financial instruments risk management, objective and policies (Continued)

Foreign currency sensitivity

        The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro and GBP against currencies other than INR is not expected to have significant impact on the Group's profit or loss. Accordingly, a 5% appreciation/weakening of the USD, Euro and GBP currency as indicated below, against the INR would have increased/decreased loss by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting period. The analysis assumes that all other variables remain constant.

	March 31,
	2018	2019
5% strengthening/weakening of USD against INR	7,561	10,256
5% strengthening/weakening of Euro against INR	2,319	2,245
5% strengthening/weakening of GBP against INR	1,971	930

41. Capital management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholders' value.

        In order to achieve this overall objective, the Group's capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants could permit the bank to immediately call interest-bearing loans and borrowings. During the financial year March 31, 2019, the Company had raised additional capital through follow-on public offering (refer to Note 29). During the financial year March 31, 2018, the company had taken a loan from Innoven Capital (refer to Note 32).

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2018 and March 31, 2019.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

41. Capital management (Continued)

        The Group monitors capital using a debt equity ratio, which is debt divided by total equity.

	March 31,
	2018	2019
Interest bearing loans and borrowings (Note 32)	851,829	1,176,405
Less: cash and cash equivalents (Note 28)	(2,465,073)	(2,161,014)
Net debt	(1,613,244)	(984,609)
Share warrants (Note 36)	1,914,604	383,793
Equity	(224,918)	2,359,749
Total Equity	1,689,686	2,743,542
Gearing ratio (Net debt / total equity + net debt)	–2110.39%	–55.98%

42. Related party disclosures

        For the purpose of the consolidated financial statements, parties are considered to be related to the group, if the Group has the ability, directly or indirectly, to exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

        Related parties and nature of related party relationship:

Nature of relationship	Name of related party
Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Alok Vaish	Chief Financial Officer
	Mr. Murlidhara Lakshmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora	Non-executive Director
	Mr. Sean Agarwal(w.e.f. March 1, 2018)	Non-executive Director
	Mr. Sudhir Kumar Sethi	Non-executive Director
	Mr. Promod Haque (resigned on October 13, 2017)	Non-executive Director
	Mr. Amit Bapna (resigned on December 12, 2017)	Non-executive Director
	Ms. Neelam Dhawan (apppointed from Jan 1, 2019)	Non-executive Director
Entities having significant influence	E-18 Limited
IDG Ventures India Advisors Private Limited
Reliance Capital Limited (till December 12, 2017)
Group Companies of entities having significant influence	Terrapin Partners, LLC E-18 Limited
Reliance Retail Limited Reliance Industries Limited

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

Nature of relationship	Name of related party

Reliance Capital Limited (till December 12, 2017)
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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

        During the year, the Group entered into the following transactions, in the ordinary course of business on an arm's length basis, with related parties:

	March 31,
	2017	2018	2019
Significant Influence
Rendering of services	22,041	6,910	—
Group Companies of entities having significant influence
Rendering of services	88,932	169,342	405
Advertisement expense	15,154	5,247	—
Interest expense	220	4,428	1,716
Communication expense	12,971	11,491	489
Legal and professional fees	—	5,497	—
Insurance expense	8	6	—
Other entities where the company considers their to be a significant influence due to significant transaction with investor
Legal and professional fees	101,353	—	—
Joint venture company
Rendering of services	—	—	—
Recovery of expenses	—	103	196
Loan given	—	7,500	22,500
Interest income	—	78	1,824

	March 31,
	2018	2019
Significant Influence
Trade payable	1,092	—
Trade receivable	3,504	—
Group Companies of entities having significant influence
Trade payable	15,675	15,517
Trade receivable	53,475	4,280
Joint venture company
Prepayment and Other asset	7,759	30,385
Other current financial assets	70	1,642

        The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

Compensation of key management personnel of the Group

	March 31,
	2017	2018	2019
Short-term employee benefits	28,760	47,369	50,830
Contributions to defined contribution plans	22	22	22
Profit linked bonus	27,187	8,790	7,271
Directors Sitting fee's	2,762	9,947	8,587
Share based payment	353,271	447,848	179,884
Total compensation paid to key management personnel	412,002	513,976	246,593

        Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group's entities as a whole.

        During the financial year ending March 31, 2019, the Company had bought back Nil (March 31, 2018: Nil and March 31, 2017: 7,982) number of shares from key management personnel

        The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Directors' Loan and Advances

Year ended	Interest income	Advances given	Repayment/ settlement of advances	Receivable
March 31, 2019	—	342	342	—
March 31, 2018	—	337	337	—

43. Business Combination

Travel.Co.In Limited ("TCIL")

        On February 8, 2019, the "Company's", subsidiary, Yatra Online Private Limited ("Yatra India") acquired all of the outstanding shares of Travel.Co.In Limited ("TCIL") pursuant to a Share Purchase Agreement by and among Yatra India, TCIL and the sellers party thereto (the "Share Purchase Agreement"). Pursuant to the terms of the Share Purchase Agreement, the Company has acquired all the outstanding shares of TCIL in exchange for an upfront payment of INR 58,276.

        This acquisition has further strengthened the Company's position in the large and growing corporate travel market in southern India region along with adding over 100 corporate clients to its existing client base. This acquisition allowed in delivering best-in-class experiences to an even wider set of corporate clients, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

        The operations of TCIL have been consolidated in the financial statements of the Group from February 1, 2019. TCIL contributed net revenue of INR 7,231 and loss of INR 1,549 to the Group's result.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

Acquisition-related costs

        The Group incurred acquisition related costs of INR 6,142 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2019.

Purchase consideration

        Purchase consideration has been fair valued at INR 58,276.

        The purchase price of INR 58,276 as on the date of acquisition had been allocated to the acquired assets and liabilities as follows:

Net working capital (including cash)	(1,240)
Tangible assets	260
Customer base and relationships	5,654
Non compete agreements	2,110
Goodwill	53,913
Deferred tax liability	(2,421)

Total purchase consideration	58,276

Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary	4,828
Cash paid	(58,276)

Net cash flow on acquisition	(53,448)

        The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	4	5,654
Non compete agreements	5	2,110

Total Intangibles		7,764

Goodwill
Gross carrying amount
At April 1, 2018	961,186
Acquisition of a subsidiary—Travel.Co.In Limited ("TCIL")	53,913

At March 31, 2019	1,015,099

        The goodwill recognised is primarily attributed to the expected synergies and other benefits from combining the assets and activities of TCIL with those of the Group. The goodwill is not deductible for income tax purposes.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

Air Travel Bureau Private Limited ("ATB") (formerly known as Air Travel Bureau Limited)

        On July 20, 2017, Yatra India agreed to acquire all of the outstanding shares of Air Travel Bureau Limited ("ATB") pursuant to a Share Purchase Agreement by and among Yatra India, ATB and the sellers party thereto (the "Share Purchase Agreement").

        Pursuant to the terms of the Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment (the "Final Payment") to be made at a second closing (the "Second Closing). To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment.

        This acquisition significantly strengthens the Company's position in the large and growing corporate travel market in India. As a combined entity, Yatra became the largest corporate travel services platform in India by Gross Bookings. Through this acquisition, the Company had delivered best-in-class experiences to an even wider set of corporate clients and their employees, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

        The operations of ATB have been consolidated in the financial statements of the Group from July 31, 2017. ATB contributed net revenue of INR 560,968 and profit of INR 7,586 to the Group's result for the year ended March 31, 2018.

Acquisition-related costs

        The Group incurred acquisition related costs of INR 5,943 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018.

Purchase consideration

        Purchase consideration had been fair valued at INR 1,120,510 as at July 31, 2017 out of which INR 509,999 had been paid and balance had been shown under other current financial liabilities.
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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        The net assets recognized on July 31, 2017, were based on the provisional assessment of the Performance Linked Bonus ("PLB"), trade payables and trade receivables. Based on the revised assessment of the PLB income, trade payables and trade receivables, there was an increase in the net assets of INR 92,734 and there was also a corresponding decrease of goodwill of INR 92,734, resulting in INR 307,520 of total goodwill arising on the acquisition.

        After taking the impact of the above adjustment on the date of the acquisition, the fair value of the trade receivables was INR 1,425,036. The gross amount of trade receivables was INR 1,442,300. The difference between the fair value and the gross amount is the result of an adjustment for counterparty credit risk. At March 31, 2018, INR 18,141 of the trade receivables has been impaired.

Gross carrying amount

Goodwill
At April 1, 2017	653,666
Acquisition of a subsidiary—Air Travel Bureau Limited ("ATB")	307,520

At March 31, 2018	961,186

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	156,543
Cash paid	(510,000)

Net cash flow on acquisition	(353,457)

        The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	15	134,682
Non compete agreements	3.5	16,861

Total Intangibles		151,543

        The goodwill recognised is primarily attributed to the expected synergies and other benefits from combining the assets and activities of ATB with those of the Group. The goodwill is not deductible for income tax purposes.

Contingent consideration

        As part of the share purchase agreement with the previous owner of ATB, a contingent consideration is to be paid based on certain performance conditions of the acquired business. As at the acquisition date, the fair value of the contingent consideration was estimated to be INR 1,120,510.

        During the year ended March 31, 2019, it was estimated that the performance condition will be achieved due to change in business conditions and better cash flow management. The fair value of the contingent consideration determined during the year ended March 31, 2019 reflects this development, amongst other factors and a remeasurement charge has been recognised through profit or loss.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        A reconciliation of fair value measurement of the contingent consideration liability is provided below:

As at July 31, 2017	—
Liability arising on business combination	610,383
Unrealised fair value changes recognised in profit or loss	294,344

As at March 31, 2018	904,727

Unrealised fair value changes recognised in profit or loss	485,282
Advance paid*	200,000

As at March 31, 2019	1,190,009

*
During the financial year March 31, 2019, the Company had paid INR 200,000 as an advance against the Second closing.

        Till date, the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment. On June 4, 2019, the Economic Offences Wing of the Delhi Police (the "EOW") registered a First Information Report to initiate an investigation of a criminal complaint (the "Complaint") previously filed with the EOW by Mr. Sunil Narain (the "Complainant"), one of the Sellers. The Complaint alleged, among other things, cheating and criminal breach of trust in connection with Yatra India's performance of its obligations under the Share Purchase Agreement, which Yatra India has denied in its initial response to the Complaint. The Complaint was originally filed against (i) Yatra India, (ii) certain officers and directors of our subsidiaries, including Yatra India, and (iii) a partner in Yatra India's external auditing firm (the "Respondents", and together with the Complainant, the "Parties"). As relief, the Complainant requested that appropriate action be taken in response to the alleged criminal acts, including, among other things, the registration of a First Information Report.

        Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly.

Terrapin 3 Acquisition Corporation

        On July 13, 2016, the Parent Company entered into a business combination agreement with NASDAQ listed Terrapin 3 Acquisition Corporation ("Terrapin" or "TRTL"). Terrapin was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. Terrapin raised INR 14,111,708 in its IPO in July 2014. Subsequently TRTL was restructured by formation of TRTL parent and TRTL subsidiary (collectively referred to as TRTL). On December 16, 2016, the business combination was completed pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of September 28, 2016 and, consequently, TRTL's parent merged with and into the Parent Company. Pursuant to the business combination agreement, holders of shares of TRTL's Class A common stock received ordinary shares of the Parent

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

Company in exchange for their shares of TRTL's Class A common stock on a one-for-one basis; holders of shares of TRTL's Class F common stock received one Class F share of the Parent Company, which has no economic right but only a voting right similar to ordinary shares, for each share of TRTL's Class F common stock: and each of TRTL's outstanding warrants ceased to represent a right to acquire shares of TRTL's Class A common stock and instead represent the right to acquire the same number of ordinary shares of the Parent Company, at the same exercise price and on the same terms as in effect immediately prior to the closing of the business combination.

        For accounting purposes, the Parent Company is deemed to be the accounting acquirer in the Business Combination and, consequently, the Business Combination is treated as a capital transaction involving the issuance of Parent Company shares.

        The transaction was been consummated by the issuance of 6.794 million ordinary shares of Yatra Online, Inc. to holders of TRTL Class A common stock in exchange for their shares of TRTL Class A common stock on a one-for-one basis, the assumption of 34.675 million warrants issued to TRTL warrant holders and the issuance of 3.159 million Class F shares of Yatra Online, Inc. to TRTL Class F stockholders. Terrapin 3's net assets of INR 2,404,373 were combined with the Company and the issuance of ordinary shares of the Parent Company was recorded at the fair value of INR 6,474,133 with the resulting difference amounting to INR 4,069,760, representing the expense reflected as listing and related expenses in statement of profit or loss.

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

          ii)  during December 2016, the Parent Company granted 2,000,000 restricted stock units (RSUs) to certain employees. Each unit of RSU entitles the holder to purchase one share of the Company, subject to requirement of vesting conditions. These RSUs had been issued subject to a two year repurchase right in favor of the Company such that the Company was be able to acquire any unvested shares for a nominal amount. The cost of RSUs determined by the fair value at the date of grant was amortized on a monthly graded basis over the total vesting period. For details, refer note 30.

         iii)  during December 2016, the Parent Company declared contingent dividend of INR 2,368,275 to its shareholders, certain employees, warrant holders and swap shareholders. Such contingent dividend was payable only upon the achievement by the Company of defined net revenue and earnings before interest, tax, depreciation and amortization (EBITDA) metrics in calendar year 2017 and during the period from January 1, 2018 through June 30, 2018. As at March 31, 2019 the fair value of contingent dividend attributable to shareholders, amounting to Nil (March 31, 2018: Nil) has been adjusted with

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

equity and Nil (March 31, 2018: Nil) attributable to employees and warrant holders, has been recorded in statement of profit or loss and other comprehensive loss.

          iv)  the Parent Company incurred transaction costs amounting to INR 253,813 in March 31, 2017. An amount of INR 172,474 has been charged to statement of profit or loss and other comprehensive loss and INR 81,339 in statement of changes in equity under equity share premium.

44. Listing and related expenses

        Listing and related expenses items include:

  •
  Listing expense amounting to Nil (March 31, 2018: Nil and March 31, 2017: 4,069,760). Also refer to Note 43.

  •
  Transaction costs for consummation of business combination amounting to Nil (March 31, 2018: Nil and March 31, 2017: INR 172,474).

  •
  Contingent dividend (basis reassessment of fair valuation) amounting to Nil (March 31, 2018: Nil and March 31, 2017: INR 292) towards contingent dividend payable to holders of certain share options and share warrants.

45. Subsequent event

Ebix Merger Agreement

        On July 16, 2019, the Company entered into a Merger Agreement (the "Merger Agreement") with Ebix, Inc., a Delaware corporation ("Ebix"), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the "Merger"). The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a)(1) of the US Internal Revenue Code of 1986, as amended.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"):

  •
  All of the issued and outstanding Ordinary Shares, Class A Shares and Yatra USA Class F Shares (each as defined in the Merger Agreement), will be cancelled and converted into the right to receive 0.005 (the "Exchange Ratio") of a share of Ebix's Series Y Convertible Preferred Stock, par value $0.10 per share (the "Ebix Preferred Stock");

  •
  Each Class F Share (as defined in the Merger Agreement) that is issued and outstanding will be cancelled and converted into the right to receive 0.00000005 of a share of Ebix Preferred Stock;

  •
  Each Yatra India Share (as defined in the Merger Agreement) that is issued and outstanding will be cancelled and converted into the right to receive a specified number of shares of Ebix Preferred Stock, as set forth in the Merger Agreement;

  •
  Each option to purchase Ordinary Shares, whether vested or unvested, will be canceled and converted as of immediately prior to the Effective Time into the right to receive in respect of

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2019 (Continued)

(Amount in INR thousands, except per share data and number of shares)

45. Subsequent event (Continued)

    each Net Option Share (as defined in the Merger Agreement), if any, subject to such option, the merger consideration that would be received for one Ordinary Share;

  •
  Each of our restricted stock units, whether vested or unvested, will be cancelled and converted as of immediately prior to the Effective Time into the right to receive the merger consideration due an Ordinary Share; and

  •
  Each warrant to purchase Ordinary Shares ("Yatra Warrant"), to the extent not cancelled in as per the Merger Agreement, will be assumed by Ebix and become, as of the Effective Time, an option to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Yatra Warrant immediately prior to the Effective Time, shares of Ebix Preferred Stock (such option, an "Assumed Warrant"), except that (A) the number of shares of Ebix Preferred Stock, subject to such Assumed Warrant will be equal to the product of (x) the number of Ordinary Shares that were subject to such Yatra Warrant immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (B) the per-share exercise price will be equal to the quotient of (1) the exercise price per Ordinary Share at which such Yatra Warrant was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio.

        Each share of Ebix Preferred Stock is convertible, at the option of the holder, into 20 shares of common stock of Ebix.

        Our board of directors and the respective boards of directors of Merger Sub and Ebix have each approved the Merger Agreement, the Merger and the Plan of Merger. Our board of directors has also resolved to recommend that our shareholders adopt the Merger Agreement and the Plan of Merger. In addition, the board of directors of Ebix has approved the issuance of Ebix Preferred Stock in connection with the Merger.

Air Travel Bureau Limited ("ATB")—Business Combination

        On June 4, 2019, the Economic Offences Wing of the Delhi Police (the "EOW") registered a First Information Report to initiate an investigation of a criminal complaint (the "Complaint") previously filed with the EOW by Mr. Sunil Narain (the "Complainant"), one of the Sellers. The Complaint alleged, among other things, cheating and criminal breach of trust in connection with Yatra India's performance of its obligations under the Share Purchase Agreement, which Yatra India has denied in its initial response to the Complaint. The Complaint was originally filed against (i) Yatra India, (ii) certain officers and directors of our subsidiaries, including Yatra India, and (iii) a partner in Yatra India's external auditing firm (the "Respondents", and together with the Complainant, the "Parties"). As relief, the Complainant requested that appropriate action be taken in response to the alleged criminal acts, including, among other things, the registration of a First Information Report.

        Separately, on May 30, 2019, Yatra India filed a petition with the High Court of Delhi seeking, among other things, interim relief against the Complainant. Based on the petition, on May 31, 2019, the High Court of Delhi issued an order granting certain interim relief to Yatra India referring the matter to arbitration and also appointing an arbitrator. The arbitration proceedings in the matter have commenced accordingly. Refer to Note 43.