Form 20-F/A
period 2019-03-31
Yatra Online, Inc.
filed 2019-08-05
CIK 1516899

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
 Amendment No. 1

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

☐ Yes    ☐ No

 EXPLANATORY NOTE

        Yatra Online, Inc. (the "Company") is filing this exhibit-only Amendment No. 1 (this "Amendment No. 1") to its Annual Report on Form 20-F for the year ended March 31, 2019 (the "Form 20-F"), originally filed on July 31, 2019, solely for the purpose of removing the previously filed Exhibit 4.19, which was inadvertently included in the Form 20-F, and adding Exhibits 4.25, 4.26, 4.27, 4.28, 4.29 and 4.30, which were inadvertently omitted from the Form 20-F.

        In connection with the filing of this Amendment No. 1, the Company is including certifications of the Company's Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of such certifications have been omitted. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment No. 1.

        This Amendment No. 1 is limited in scope to the items identified above and should be read in conjunction with the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and no revisions are being made to the Company's financial statements pursuant to this Amendment No. 1. Other than the filing of the information identified above, this Amendment No. 1 does not modify or update the disclosure in the Form 20-F in any way.

ITEM 19.    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

1.1		Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant's Form F-4/A filed on November 15, 2016).

2.1		Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant's Form F-1/A filed on February 9, 2017).

2.2		Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant's Form F-1/A filed on February 9, 2017).

4.1		Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form F-4/A filed on November 21, 2016).

4.2		2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Form F-4/A filed on November 21, 2016).

4.3	#	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated December 29, 2015 (incorporated by reference to Exhibit 10.4 to the Registrant's Form F-4/A filed on November 15, 2016).

4.4		Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant's Form F-4/A filed on November 21, 2016).

4.5		Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant's Form F-4/A filed on November 15, 2016).

4.6		Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant's Form F-4/A filed on November 21, 2016).

4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Form F-4/A filed on November 21, 2016).

4.8	Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant's Form F-4/A filed on November 21, 2016).

4.9	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F filed on July 31, 2018).

4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.13	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's Form S-8 filed on June 5, 2017).

4.14	Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Asia Consolidated DMC Pte. Ltd. and Innoven Capital Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.28 to the Registrant's Form F-1 filed on December 19, 2017).

4.15	Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Yatra Online Private Limited and Innoven Capital India Private Limited (incorporated by reference to Exhibit 10.29 to the Registrant's Form F-1 filed on December 19, 2017).

4.16		Indenture for Senior Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Registrant's Form F-3 filed on May 3, 2018).

4.17		Indenture for Subordinated Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to the Registrant's Form F-3 filed on May 3, 2018).

4.18		Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant's Form F-3 filed on May 3, 2018).

4.19		Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant's Form F-3 filed on May 3, 2018).

4.20		Deed of Hypothecation, dated September 12, 2017, by and between Innoven Capital India Private Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 4.25 to the Registrant's Form F-3 filed on May 3, 2018).

4.21		Unconditional Guarantee, dated September 12, 2017, by and among Yatra Online, Inc., Innoven Capital India Private Limited and Yatra Online Private (incorporated by reference to Exhibit 4.26 to the Registrant's Form F-3 filed on May 3, 2018).

4.22		Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant's Foreign Report on Form 6-K filed on January 31, 2019).

4.23		Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Benett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).

4.24	†	Merger Agreement, by and among Ebix, Inc., EbixCash Travels, Inc. and Yatra Online, Inc., dated as of July 16, 2019 (incorporated by reference to Exhibit 2.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on July 17, 2019).

4.25	*	Credit Arrangement Letter, dated August 14, 2018, between Air Travel Bureau Limited (n/k/a Air Travel Bureau Private Limited) and ICICI Bank Limited.

4.26	*	Facility Agreement, dated August 16, 2018, between Air Travel Bureau Limited (n/k/a Air Travel Bureau Private Limited) and ICICI Bank Limited.

4.27	*	Renewal Credit Arrangement Letter, dated May 28, 2019, between Air Travel Bureau Private Limited and ICICI Bank Limited.

4.28	*	Amendatory Credit Arrangement Letter, dated April 16, 2019, between Yatra Online Private Limited and ICICI Bank Limited.

4.29	*	Supplemental and Amendatory Agreement to the Facility Agreement, dated June 7, 2019, between Air Travel Bureau Private Limited and ICICI Bank Limited.

4.30	*+†	Global Agreement, dated July 1, 2017, between Yatra Online Private Limited and Amadeus IT Group, S.A.

8.1		List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant's Form F-1 filed on January 23, 2017)

12.1	*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification by the Chief Financial Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	**	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	***	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.

101.INS	***	XBRL Instance Document

101.SCH	***	XBRL Taxonomy Extension Schema Document

101.CAL	***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	***	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*
Filed herewith.

**
Furnished with the initial filing of the Registrant's Annual Report on Form 20-F filed on July 31, 2019.

***
Filed with the initial filing of the Registrant's Annual Report on Form 20-F filed on July 31, 2019.

#
Confidential treatment requested.

+
Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

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

Date: August 5, 2019

YATRA ONLINE, INC.
By:	/s/ DHRUV SHRINGI
	Name:	Dhruv Shringi
	Title:	Chief Executive Officer

QuickLinks

EXPLANATORY NOTE
  ITEM 19. EXHIBITS
SIGNATURES