Form 20-F
period 2020-03-31
Yatra Online, Inc.
filed 2020-07-31
CIK 1516899

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2020
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

Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase-II
Sector-20, Gurugram-122008, Haryana, India
(+91 124) 4591700
(Address of principal executive offices)

Dhruv Shringi
Chief Executive Officer
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase-II
Sector-20, Gurugram-122008, Haryana, India
(+91 124) 4591700
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

As of March 31, 2020, 41,131,975 ordinary shares, par value $0.0001 per share, 2,392,168 Class A non-voting shares, par value $0.0001 per share, and 2,098,594 Class F shares, par value $0.0001 per share, were issued and outstanding.

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

        The data provided herein expressed in Indian rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2020, the exchange rate between the U.S. dollar and the Indian rupee expressed in Indian rupees per U.S. dollar was $1.00 = Rs. 75.39. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

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

        In addition, on December 16, 2016, we completed the business combination with Terrapin 3 Acquisition Corporation, or Terrapin 3, pursuant to which Terrapin 3 became our partially owned subsidiary, which is referred to herein as the Business Combination. Terrapin 3 is now known as Yatra USA Corp, or Yatra USA.

        Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2020, 2019 and 2018 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2020, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular "fiscal year" are to our fiscal year ended March 31 of that year. Our consolidated financial statements as of March 31, 2020 and 2019 reflect our April 1, 2018 adoption of the new revenue recognition standard, IFRS 15 Revenue from Contract with Customers, or IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We have adopted the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 have not been retrospectively adjusted. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a "fiscal" year are to the calendar year ended December 31. We refer in various places within this Annual Report to Adjusted Revenue, Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period, Adjusted Basic Loss Per Share and Adjusted Diluted Loss Per Share, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See "Item 5. Operating and Financial Review and Prospects."

 INDUSTRY AND MARKET DATA

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

TRADEMARKS

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

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

  •
  the outcome of the legal proceedings we have instituted against Ebix, Inc. ("Ebix"), and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending Merger Agreement between us and Ebix;

  •
  the effect that the termination of the Merger Agreement may have on the price of our Ordinary Shares, and our business, financial condition and results of operations;

  •
  the impact of the COVID-19 pandemic;

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

  •
  the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities;

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

  •
  the insolvency of Jet Airways (India) Ltd., or Jet Airways, and the potential impact of this and other recent developments in the Indian travel industry on our profitability and financial condition;

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

  •
  our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic, including salary reductions and freezes;

  •
  our ability to realize the anticipated benefits of any past or future acquisitions, including our acquisition of Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB and our acquisition of TCIL; and

  •
  risks relating to the possibility of an adverse tax judgment.

        We have based the forward-looking statements contained in this Annual Report on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. You are cautioned to consider these and any other factors discussed in the section entitled "Risk Factors"

elsewhere in this Annual Report. These risks are not exhaustive. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Annual Report. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Annual Report or elsewhere might not occur.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Consolidated Financial Data

        The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of March 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2017 and 2016 and the selected consolidated statement of financial position data as of March 31, 2018 and 2017 have been derived from our audited consolidated financial statements not included in this Annual Report.

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

        The translations of Indian rupee amounts to US dollars amounts set forth below are solely for the convenience of the reader and are based on the noon buying rate of in The City of New York for cable transfers of INR 75.39 per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. We make no representation that the Indian rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

        The following information should be read in conjunction with, and is qualified in its entirety by reference to, "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended March 31,
Consolidated statement of profit or loss and other comprehensive loss (amounts in thousands, except per share data and number of shares)	2016 INR	2017 INR	2018 INR	2019 INR	2020 INR	2020 USD
Revenue:
Air Ticketing	2,876,688	3,656,976	5,012,931	3,449,265	2,609,518	34,613
Hotels and Packages	5,225,136	5,326,414	6,628,236	4,914,420	3,601,798	47,776
Other services	28,885	52,896	105,249	56,419	53,958	716
Other revenue	214,524	320,527	502,097	938,476	994,081	13,186

Total revenue	8,345,234	9,356,813	12,248,513	9,358,580	7,259,355	96,291

Other income	26,662	25,282	90,001	263,785	159,631	2,117
Service cost	4,164,352	4,179,486	4,930,757	4,282,803	2,922,929	38,771
Personnel expenses	1,524,055	2,115,308	2,902,840	2,550,214	1,777,273	23,574
Marketing and sales promotion expenses	1,687,541	2,457,242	4,153,920	809,996	196,209	2,603
Other operating expenses	1,967,162	2,217,887	3,285,530	3,975,805	2,259,261	29,968
Depreciation and amortisation	233,703	275,587	425,600	581,746	666,369	8,839
Impairment of goodwill	—	—	—	—	221,999	2,945

Results from operations	(1,204,917)	(1,863,415)	(3,360,133)	(2,578,199)	(625,054)	(8,292)

Share of loss of joint venture	(11,802)	(9,441)	(10,559)	(12,772)	(10,784)	(143)
Finance income	95,072	139,158	91,912	41,310	58,641	778
Finance costs	(111,973)	(149,863)	(153,056)	(263,290)	(193,287)	(2,564)
Listing and related expense	—	(4,242,526)	—	—	—	—
Change in fair value of warrants—gain/(loss)	(3,167)	230,111	(563,253)	1,667,193	94	1

Loss before taxes	(1,236,787)	(5,895,976)	(3,995,089)	(1,145,758)	(770,390)	(10,220)

Tax (expense) / credits	(6,515)	(40,987)	(56,887)	(47,837)	(69,805)	(926)

Loss for the period	(1,243,302)	(5,936,963)	(4,051,976)	(1,193,595)	(840,195)	(11,146)

Loss attributable to:
Owners of the Parent Company	1,218,824	(5,901,483)	(3,993,140)	(1,148,203)	(833,808)	(11,060)
Non-controlling interest	(24,478)	(35,480)	(58,836)	(45,392)	(6,387)	(85)

Loss for the period	(1,243,302)	(5,936,963)	(4,051,976)	(1,193,595)	(840,195)	(11,146)

Loss per share
Basic	(58.10) *	(237.89)	(116.41)	(26.37)	(17.94)	(0.24)
Diluted	(58.10) *	(237.89)	(116.41)	(26.95)	(17.94)	(0.24)
Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	20,976,502 **	24,807,122 **	34,301,152	43,543,991	46,477,249	46,477,249
Diluted	20,976,502 **	24,807,122 **	34,301,152	44,286,393	46,477,249	46,477,249

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

        The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2020, 2019, 2018, 2017 and 2016:

	March 31
Consolidated Statement of financial position data (amounts in thousands)	2016 INR	2017 INR	2018 INR	2019 INR	2020 INR	2020 USD
Trade and other receivables	1,362,838	1,970,375	3,976,751	4,921,270	2,368,395	31,415
Term deposits	1,024,890	3,027,861	1,012,144	1,029,533	755,324	10,019
Cash and cash equivalents	389,664	1,532,629	2,465,073	2,161,014	1,365,370	18,111
Total assets	5,354,026	9,574,434	11,616,787	12,551,897	8,758,190	116,172
Total equity attributable to equity holders of the company	429,472	3,137,487	(224,918)	2,359,749	1,491,941	19,789
Borrowings	469,433	44,877	851,829	1,176,405	1,525,085	20,229
Trade and other payables	2,267,824	3,148,544	5,049,630	5,268,046	2,887,144	38,298
Total liabilities	4,912,968	6,384,865	11,842,066	10,172,727	7,247,216	96,131
Total equity and liabilities	5,254,026	9,574,434	11,616,787	12,551,897	8,758,190	116,172

Other Data:

        The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	Fiscal Year Ended March 31,
	2016	2017	2018	2019	2020
Figures in thousands
Quantitative details*
Air Passengers	5,698	6,869	8,875	10,163	8,179
Hotel room nights	1,139	1,383	2,098	2,341	1,200
Holiday packages passengers travelled	130	143	168	134	111
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	49,268,781	57,562,263	79,156,190	97,638,313	77,411,328
Hotels and Packages	9,614,004	10,435,643	13,386,288	13,511,914	7,895,916

Total	58,882,785	67,997,906	92,542,478	111,150,227	85,307,244

Adjusted Revenue***
Air Ticketing	2,876,688	3,656,976	5,012,931	5,708,152	3,957,990
Hotels and Packages	1,060,785	1,146,928	1,697,479	1,880,123	784,605
Others (Including other income)	270,072	398,704	697,347	1,322,738	1,239,833

Total	4,207,545	5,202,608	7,407,757	8,911,013	5,982,428

Net Revenue Margin %****
Air Ticketing	5.8%	6.4%	6.3%	5.8%	5.1%
Hotels and Packages	11.0%	11.0%	12.7%	13.9%	9.9%

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

Risks Related to the Global Health Pandemic from COVID-19

The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.

        The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

        We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. However, any additional measures taken to contain COVID-19 or changes in laws or regulations, whether in the India or other countries, that further impair the ability or desire of individuals to travel, including laws or regulations banning travel, requiring the closure of hotels or other travel-related businesses/activities (such as restaurants, monuments, etc.) or otherwise restricting travel due to the risk of the spreading of COVID-19, may exacerbate the negative impact of the COVID-19 pandemic on our business, financial condition, results of operations, cash flows and liquidity position.

        Moreover, the duration and severity of the COVID-19 pandemic are uncertain and difficult to predict. The pandemic could continue to impede global economic activity for an extended period, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and sustained unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead our partners, or us, to reduce prices or offer incentives to attract travelers. We also cannot predict the long-term effects of the COVID-19 pandemic on our partners and their businesses and operations or the ways that the pandemic may fundamentally alter the travel industry. The aforementioned circumstances could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

        While we have undertaken certain actions to attempt to mitigate the effects of the COVID-19 pandemic on our business, our reduction initiatives may lead to disruptions in our business, inability to enhance or preserve our brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows. For the reasons set forth above and other reasons that may come to light as the COVID-19 pandemic and containment measures expand, it is difficult to estimate with accuracy the impact to our future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will continue to be significant and could continue to have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity position for the foreseeable future. In the near term, we do expect that the COVID-19 pandemic will impact our financial performance for the fiscal year 2021 more significantly than it impacted the fiscal year 2020 when the outbreak was initially limited to China and other Asian markets in January and February 2020.

        To the extent the COVID-19 pandemic adversely affects our business, operations and financial condition and results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Risks Related to the Termination of the Merger with Ebix

The termination of our Merger with Ebix, and related legal proceedings, may materially and adversely affect our results of operations and share price.

        On June 5, 2020, we delivered to Ebix our notice of termination of the Merger Agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix's breaches of the Merger Agreement and an ancillary Extension Agreement. As alleged in the complaint, Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and frustrated Yatra's ability to close the Merger.

        Although difficult to quantify, we believe that the terminated Merger with Ebix has affected and may, in the future, materially and adversely affect our results of operations, due to the following:

  •
  the restrictions in the Merger Agreement that limited our ability to take certain actions while the Merger was pending;

  •
  the restrictions in the Merger Agreement that limited the cash available to fund our operations due to certain limitations on our ability to raise capital while the Merger was pending;

  •
  diverted management time and attention;

  •
  disruptions to our business and operations, including distraction of our employees while the Merger was pending;

  •
  continued liability for significant Merger-related costs, expenses and fees, including legal, accounting, financial advisory and other costs relating to the Merger, for which we have received little or no benefit because the Merger has not been consummated;

  •
  disruption of our business, including our relationships with our business partners, users, employees and other parties, due to uncertainty over when or if the Merger would be completed; and

  •
  other uncertainties that have impaired our ability to retain, recruit and motivate key personnel.

        The occurrence, continuation or exacerbation of any of these events individually or in combination could materially and adversely affect the price of our securities, our business, financial condition and results of operations.

        In addition, the legal proceedings we have instituted against Ebix, and any other legal proceedings that may be initiated against us as a result of the termination of or related to the Merger Agreement, likely will result in substantial costs to us, including, without limitation, litigation-related costs. Further, due to the significance of the allegations, claims, and damages at issue, we expect that our officers and directors will spend substantial time focused on the litigation, which may divert their attention from other business-related activities, which could adversely impact our business. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Ebix. The pursuit of our claims against Ebix, the defense against any potential counterclaims asserted by Ebix, or the settlement or failure to reach a settlement, may result in negative media attention, and may adversely affect the price of our securities, our business, reputation, financial condition and results of operations.

Risks Related to Our Business and Industry

We have a history of operating losses.

        We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra's net losses were INR 840.2 million for fiscal year 2020 as compared to a loss of INR 1,193.6 million in fiscal year 2019 and a loss of INR 4,052.0 million in fiscal year 2018. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

Our revenues and profitability may be adversely affected by increased use of business-related technology, which may reduce the need for business-related travel.

        The increased use of teleconference and video-conference technology by businesses, particularly due to and following the COVID-19 pandemic, could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location in person. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, business travel demand and our business, revenues and profitability, financial condition and results of operations may be adversely affected.

The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

        The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India , Booking.com B.V., Cleartrip Pvt. Ltd., Carlson Wagonlit Travel, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel, Tours (India) Private Limited, Ebix, Inc. and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

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

        In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with supplier-related travel channels or other competitors, our business and results of operations may be adversely affected.

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

        Substantially all of our operations are located in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics or other health crises, such as COVID-19, political instability or regional conflicts, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, the repercussions from the June 2016 United Kingdom referendum to withdraw from the European Union, and other matters. The Indian economy is experiencing a slowdown in its economic growth and, according to the World Bank, is expected to contract by 3.2% in fiscal year 2020-2021. The Indian economy could be further adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government's implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code (2018), which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. The current economic slowdown in the Indian economy, has harmed the travel industry as customers have had less disposable income for their travels, especially holiday travel. In addition, the COVID-19 pandemic and the resulting economic conditions and measures taken to contain the pandemic have resulted in a material decrease in spending and an unprecedent decline in transaction volumes in the Indian travel industry. If the current slowdown in the India's economic growth continues as currently anticipated, it will have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

        If the Indian economy as a whole continues to experience a sustained slowdown in growth, or if the COVID-19 pandemic continues in India and globally, our business and results of operations will continue to be adversely affected.

We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

        We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses which risks have recently been heightened by the COVID-19 pandemic, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry in recent years has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Jet Airways, one of the largest private airlines in the India, has ceased operations in April 2019, which has reduced the number of domestic and international flights available to us and negatively impacted our revenue. The bankruptcy and cessation of all operations by Jet Airways has made doubtful the recovery of our receivables from the airline, such as commissions, productivity linked bonus, tax collected at source and refunds for cancelled tickets. The Jet Airways bankruptcy has created, and any future bankruptcies or increased consolidation in the airline industry, could create, challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

Air India has moved to a single GDS service provider platform for its domestic inventory; there can be no assurance that other airline suppliers will not institute similar measures.

        Air India, have recently discontinued providing domestic reservation inventory to multiple GDS platforms. Air India now uses one GDS providers for its entire domestic inventory and two GDS providers for its international inventory. As a result of these changes, which we refer to as Reservation Content Movement, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Air India ticketing have decreased. Further, due to Reservation Content Movement, we experienced a shortfall in our Air Ticketing revenue of approximately INR 65.2 million for the fiscal year 2019. We are in the process of renegotiating our existing GDS contracts and there can be no assurance that we will be able to conclude them on favorable terms or at all. There can be no assurance that other major partners will not institute such cost-savings measures, or other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business and results of operations.

The commission and other fees we receive from airline suppliers (including our GDS service providers) for the sale of air tickets may be reduced or eliminated, and this could adversely affect our business and results of operations.

        In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. We have experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers. The fees we are able to generate from our GDS service providers have been reduced due to Jet Airways' cessation of operations and Reservation Content Movement, which have led to a decrease in our volume of sales transacted on the GDS platforms. As a result, our ability to meet the minimum sales volume thresholds required by our GDS service providers in order to generate revenue have been negatively impacted. We are in the process of renegotiating our existing GDS contracts and there can be no assurance that we will be able to conclude them on favorable terms or at all. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We depend on a small number of airline suppliers in India for a significant percentage of our Air Ticketing revenue.

        Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to seven domestic airlines as well as over 400 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines. Because the majority of the domestic Indian air travel industry is concentrated among these four domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines (the largest Indian airline has nearly 50% of the domestic market share as of June 2019), are more likely to impact our business. For example, the COVID-19 pandemic and the measures implemented to contain the pandemic have had, and are expected to continue to have, a significant negative effect on the Indian air travel industry, the dominant domestic airlines and, by extension, our business, financial condition, results of operations, cash flows and liquidity have also been materially and adversely affected. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns, such as the COVID-19 pandemic. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition and results of operations.

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

The travel industry is particularly sensitive to safety concerns, and terrorist attacks, regional conflicts, health concerns, such as the COVID-19 pandemic, natural calamities or other catastrophic events could have a negative impact on the Indian travel industry and cause our business to suffer.

        The travel industry is particularly sensitive to safety concerns, such as terrorist attacks, regional conflicts, health concerns, such as the COVID-19 pandemic, natural calamities or other catastrophic events. Our business has in the past declined and may in the future decline after incidents, such as those described below, that cause travelers to be concerned about their safety. Decreased travel expenditures could reduce the demand for our services, thereby causing a reduction in revenue.

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

        In addition, South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have also been incidents in and near India such as troop mobilizations along the border and terrorist attacks. Such military activity or other adverse social and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies or travel to affected regions involve a high degree of risk and could have an adverse impact on our business and the price of our securities. Recently the air space ban over Pakistan for flights from or to India has significantly increased flight times and ticket costs. Furthermore, if India were to become engaged in armed hostilities, we may not be able to continue our operations. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and results of operations.

        The outbreak of severe illnesses, such as COVID-19, the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, malaria, H1N1 influenza virus, avian flu and the Zika virus, could materially affect the travel industry, reduce our revenues and adversely impact travel behavior, particularly if they were to persist for an extended period.

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

        The occurrence of any of these events could result in changes to customers' travel plans and related costs and lost revenue for our company, as well as the risk of a prolonged and substantial decrease in travel volume, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect the economic slowdown in the Indian and global economies arising out of the COVID-19 pandemic could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

Our business and financial results are subject to fluctuations in currency exchange rates.

        Given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers' travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2019, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Moreover, adverse currency movements arising out of the COVID-19 pandemic may adversely impact our profitability.

We have limited experience operating as a public company, and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.

        As a U.S. reporting company, we incur significant legal, accounting and other expenses. Prior to becoming a U.S. reporting company, we had not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. We have not previously been required to establish and maintain disclosure controls and procedures such as Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes-Oxley Act, and internal controls over financial reporting applicable to a public company with securities registered in the United States. Compliance with reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase our legal, insurance and financial compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our securities to decline.

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

        Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

        These third parties are subject to general business risks, including system downtime, cybersecurity breaches, fraudulent access, natural disasters, the outbreak or escalation of hostilities, human error, the impact of the COVID-19 pandemic and other causes that may lead to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. For example, technical glitches in third-party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

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

During the fiscal year 2019, we closed our physical retail sales locations, and more recently, due to the impact of the COVID-19 pandemic, we have closed certain of our offices, which could materially adversely impact our revenues and our results of operations.

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

        In addition, as a result of the COVID-19 pandemic we are in the process of downsizing or closing a number of our offices across India. We have instituted policies requiring employees to work remotely in certain cases and such policies may remain in place for an indeterminate amount of time. Our remote work arrangements, coupled with stay-at-home orders and quarantines, pose new challenges for our employees and our IT systems and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity and IT systems management risks, and impair our ability to manage our business. In addition, the closure of offices in several locations around India could materially and adversely impact our brand and revenues in such locations.

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

Due to the high level of cancellations of existing bookings, we have incurred, and expect to continue to incur, higher than normal cash outlays to refund our customers for cancelled bookings.

        We refund users of our platform for cancelled tickets and reservations that they have purchased or made with our travel suppliers through our platform. Due to COVID-19, we have experienced a significant increase in the number of cancellations and incurred, and expect to continue to incur, higher than normal cash outlays for refunds to our customers. Our ability to timely respond to customer requests for cancellations and refunds has been significantly impacted due to the increased cancellations. If we are unable to timely process refunds to our customers, we may experience damage to our brand and a reduction in traffic to our platform, which could materially and adversely affect our business and results of operations.

        In addition, as cancellations and refunds increase, we may experience increased risks associated with the ability of our travel suppliers to repay us for any refund we provide to customers for bookings made through our platform. If we experience an increase in risks of collecting payment from our air inventory suppliers, including as a result of financial hardship due to the COVID-19 pandemic, it may result in lower net revenue and may materially and adversely affect our business, results of operations, liquidity and related cash flows.

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

We are undertaking a number of new business initiatives at the same time. There can be no assurance that these initiatives will be successful or that we will recoup the expenses related to pursuing these initiatives. If these initiatives are not successful, they may have a negative impact on our business and results of operations.

        We are undertaking a number of new business initiatives at the same time in order to support our future growth. These initiatives are at the very earliest stages of development and may not be well received by the market. We cannot assure you that these initiatives will achieve the success we expect, in which case we may not be able to recoup the expenses related to pursuing to these initiatives. In addition, we need to quickly respond to the market reaction to our new business initiatives and adjust accordingly. Furthermore, the progress of our new business initiatives may be affected by external conditions, such as the COVID-19 pandemic. If we fail to manage our new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

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

        We are constantly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. However, the COVID-19 pandemic and the resultant economic downturn may result in reduced expenditure by us on ideating, incubating, developing and marketing new features, which may in turn affect our long-term growth prospects. In addition, there is no guarantee that any new features or initiatives we develop will ultimately be successful and, if they are not, our business and results of operations may be materially adversely affected. For example, in 2014 we launched our eCash program to reward customers for repeat purchases. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. This program may not have the positive impact on total transaction volume and customer retention that we originally anticipated. For example, we currently expect that some customers who book business travel through our corporate platform will receive the eCash points associated with that travel. However, if the eCash is held by the employer rather than the employee, the impact of this initiative may not be as significant as expected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. For example, we have moved toward a "Mobile First" business model. However, we can provide no assurance that we will not experience delays or disruptions on this initiative or that, the market opportunity for a "Mobile First" business will not have changed in a way that could negatively impact our "Mobile First" business, our efforts to attract new customers and our results of operations. We may devote significant financial resources and management time and attention to any new features, initiatives or business services we develop, but fail to achieve expected results from such new features, initiatives or services. If such new features, initiatives or services are not well accepted, the reputation of our existing website, applications, features and services and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected.

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

        On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of the company Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing. On July 29, 2020, Yatra India has acquired the balance outstanding shares of ATB and hence ATB has become a 100% subsidiary of Yatra India.

        On February 8, 2019, we, through our subsidiary, Yatra India, acquired all of the outstanding shares of Travel.Co.In Limited, or TCIL, the travel business of PL Worldways, pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, TCIL and the sellers party thereto.

        As we continue to integrate ATB and TCIL into the Yatra portfolio, there may be unexpected costs and difficulties in integrating these new businesses into our operations. In addition, the ongoing COVID-19 pandemic and consequential prolonged downturn in the economy may impact our ability to integrate or grow these new businesses, which could have a material adverse effect on our overall business or results of operations.

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

        We believe that our existing cash and cash equivalents will be sufficient to fund our operations but our expenses may be greater than forecasted and we may need to raise additional funds to continue our operations. We nevertheless might be unable to obtain additional debt or equity financing on favorable terms, or at all. If we were able to raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the value of our securities could decline. If we were to engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the availability of funds depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable terms or at all to fund investments, acquisitions, share repurchases, dividends, debt refinancing or other corporate needs, or that our counterparties in any such financings would honor their contractual commitments. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to execute on our growth strategy, which could reduce our ability to compete successfully and harm our business or we may have to curtail or cease our operations.

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

        We depend upon the use of sophisticated information technology and systems. Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies and systems in response to new technological developments, industry standards and trends and customer demands. Adapting to new technological and marketplace developments may require substantial expenditures, lead time and management time and attention and we cannot guarantee that projected benefits will actually materialize. We may experience difficulties that could delay or prevent the successful development, marketing and implementation of enhancements, upgrades and additions. Moreover, we may fail to maintain, upgrade or introduce new features, products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. In addition, the travel industry is marked by continuous innovation and the development of new features, products, services and technologies. As a result, in order to maintain its competitiveness, we must continue to invest significant resources to continually improve the speed, accuracy and comprehensiveness of our travel offerings. Changes to our technology platforms or increases in our investments in technology could adversely affect our results of operations. If we face material delays in adapting to technological developments, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business and results of operations.

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

        In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction, for example, the recent enactment of European General Data Protection Regulations. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000 (Indian), as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, Information Technology (Intermediaries Guidelines) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and results of operations. In addition, in 2019, India's Ministry of Electronics and Information Technology after inviting comments on a draft Personal Data Protection Bill introduced it in the Indian Legislature for it to become a law in December 2019. This proposed legislation would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict.

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

        Fluctuations in quarterly results may negatively impact the value of our securities and make quarter-to-quarter comparisons of our results less meaningful.

We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India.

        The majority of our bookings are made through our Indian website and mobile offerings. According to Internet World Stats, India had 560 million Internet users as of May 2020. There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Our large shareholders exercise significant influence over our company and may have interests that are different from those of our other shareholders.

        As of July 10, 2020, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, RCH Ltd., entities affiliated with Vincent C. Smith, entities affiliated with

Norwest Venture Partners, and entities and people affiliated with Altai Capital Management, LLC beneficially own approximately 33.62% of the issued and outstanding shares of our company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 49.17% of the shares of our company, assuming such conversion and the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our memorandum and articles of association, the approval of a merger or sale of substantially all of our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

The loss of one or more of our key personnel could harm our business.

        Our future success depends upon the continued contributions of our senior corporate management and other key employees. In particular, the contributions of our Chief Executive Officer are critical to our overall management. We have entered into employment agreements with members of senior management, which contain non-compete provisions that extend for 18 months following the termination of such executive officer's employment. However, these agreements do not prohibit members of our senior management from resigning. The loss of our Chief Executive Officer or any other member of our senior corporate management team, and any subsequent failure to identify and hire appropriate successors, could have a material adverse effect on our business, financial condition and results of operations.

Our ability to attract, train and retain qualified employees is critical to our business and results of operations.

        Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent. As a result of the COVID-19 pandemic, we have implemented salary reductions and freezes, leaves without pay and work from home policies for our employees. If the downturn in the Indian economy continues and we are not able to return salaries to the pre-COVID levels for a significant period after the pandemic has ended, we may experience increased attrition, increased risk of potential claims asserted by former employees against us, and increased hiring cost to replace such employees. As a result we may not be able to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

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

        Any one of these factors could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if ATB and/or TCIL are integrated successfully, the full anticipated benefits of these acquisitions may not be realized, including the synergies, cost savings or sales or growth opportunities that are anticipated. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration process. All of these factors could cause reductions in our revenues, earnings, earnings per share, decrease or delay the expected accretive effect of the acquisition and negatively impact the price of our securities. As a result, it cannot be assured that our acquisitions of ATB and/or TCIL will result in the realization of the full anticipated benefits.

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

        Although we are incorporated in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended, or the Code. For U.S. federal income tax purposes, a corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation. Because we are a Cayman Islands exempted company, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

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

        Almost three years after implementation, the GST law is still evolving. The Indian government is enforcing some provisions that were initially deferred, introducing regular amendments, issuing clarifications and changing tax return formats. This has caused businesses to re-visit tax positions and contract terms, update accounting software and enhance compliance capabilities to keep up with the changing legal requirements.

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

        The Company is also in the process of filing its annual return for fiscal year 2018, fiscal year 2019 and is having a GST audit conducted by an audit firm pursuant to GST laws, which requires the figures in the Company's books and GST returns to be reconciled and reconciliation differences explained appropriately.

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

        The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. In 2018, India's Ministry of Electronics and Information Technology recently invited comments on a draft Personal Data Protection bill submitted to it by a committee of experts appointed by the government. This bill would regulate the processing of personal data. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. India's Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics, such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Any such changes could have an adverse effect on our business and financial performance. Further, recently the provisions of the

Consumer Protection Act, 2019 (CPA) have been notified. CPA provides for simplifying the consumer dispute adjudication process and introduces concept of product liability besides further empowering the consumers and help them in protecting their rights through its various notified rules including the Consumer Protection (E- Commerce), Rules, 2020.

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

        A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our securities will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes and foreign investment, volatility in and actual or perceived trends in trading activity on India's principal stock exchanges, prevailing economic conditions, and policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes or interpretations or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations.

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

Risks Related to Our Ordinary Shares

We have received notification from NASDAQ that we are not in compliance with the requirement of Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on the NASDAQ Capital Market as a result of the closing bid price for the Company's ordinary shares being below $1.00 for 30 consecutive business days. If our ordinary shares are delisted from the NASDAQ Capital Market, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our ordinary shares and our ability to obtain financing could be impaired.

        On July 29, 2020, the Company received a letter from the Listing Qualifications department of The Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the requirement of Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on the NASDAQ Capital Market as a result of the closing bid price for the Company's ordinary shares being below $1.00 for 30 consecutive business days. This notification has no effect on the listing of the Company's ordinary shares at this time.

        In accordance with the Nasdaq Marketplace Rules, the Company was provided an initial period of 180 calendar days, or until January 25, 2021, to regain compliance, which will require a closing bid price for the Company's ordinary shares above $1.00 for a minimum of 10 consecutive business days. If the Company does not comply with Marketplace Rule 5550(a)(2) by January 25, 2021, the Company may be eligible for additional time to demonstrate compliance with the bid price requirement. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the NASDAQ Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Company will be granted an additional 180 days to become compliant. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company's ordinary shares, at which point the Company would have an opportunity to appeal the delisting determination to a Hearings Panel.

Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

        As of March 31, 2020, there were outstanding warrants to purchase an aggregate of 17,537,958 Ordinary Shares. Outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 46,458 Ordinary Shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 154,000 Ordinary Shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. In addition, as of March 31, 2020, there were outstanding options to purchase an aggregate of 1,609,084 Ordinary Shares (including 914,925 Company restricted stock units) and outstanding restricted shares which, when vested, will result in the issuance of 1,609,084, Ordinary Shares. To the extent the above-described warrants or options are exercised or the above-described restricted shares vest, or if we issue any additional equity securities, including but not limited to options, warrants, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

        We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

        Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law (2020 Revision, as the same may be supplemented or as amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and certain U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court in the United States.

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

        As a "foreign private issuer" whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. See "—As a "foreign private issuer" under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers." As of March 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired will continue in their positions as directors until our next annual general meeting is held.

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

        On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corporation stockholders and Yatra shareholders who received certain of our Ordinary Shares in connection with the Business Combination. The Investor Rights Agreement grants the each of MIHI LLC and, collectively, the Terrapin Sponsors the right to designate one representative to attend any or all meetings of our board of directors in a non-voting observer capacity. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our board upon the resignation, removal, death or disability of any of the directors initially designated by our company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Although any shareholder may recommend potential director candidates to our Board, except as provided in the Business Combination Agreement and the Investor Rights Agreement, our shareholders do not have the ability to nominate directors for election to our Board. As a result, shareholders granted the right to nominate individuals to our board in connection with the Business Combination or the Investor Rights Agreement may be able to influence the composition of our board and, in turn, potentially influence and impact future actions taken by our board.

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

        As of July 10, 2020, we had 55,531,820 Ordinary Shares issued and outstanding, 2,076,094 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and 2,392,168 Class A shares issued and outstanding, and Yatra USA had 2,076,094 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Shares at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could decline. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

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

        As of July 10, 2020, there were outstanding warrants to purchase an aggregate of 17,537,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 46,458 Ordinary Shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through "cashless" exercise. Outstanding warrants to purchase an aggregate of 154,000 Ordinary Shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. In addition, as of July 10, 2020, there were outstanding options to purchase an aggregate of 1,432,021 Ordinary Shares (including 912,582 Company restricted stock units) and outstanding restricted shares which, when vested, will result in the issuance of 1,432,021, Ordinary Shares. To the extent the above-described warrants or options are exercised or the above-described restricted shares vest, or if we issue any additional equity securities, including but not limited to options, warrants, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

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

  •
  general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism; and

  •
  natural calamities such as earthquakes, tsunamis, floods and drought and pandemics or other health crises, such as COVID-19.

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

A significant portion of our total outstanding ordinary shares may be sold into the market at any time. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

        As of July 10, 2020, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, RCH Ltd., entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, and entities and people affiliated with Altai Capital Management, LLC beneficially own approximately 33.62% of the issued and outstanding shares of our company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 49.17% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. MIHI LLC has agreed, with certain exceptions, not to transfer, assign or sell any of its Yatra USA Class F Shares until the earlier of (i) December 16, 2017 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and the Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Yatra USA until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With the expiration of this lock-up, the Yatra USA Class F Shares held by MIHI LLC may be converted into our Ordinary Shares and sold in the public market. The shares held by MIHI LLC could also have been sold prior to the expiration of the applicable lock-up if the last sale price of our Ordinary Shares equaled or exceeded $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing May 15, 2017. In addition, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our Ordinary Shares issued in connection with the Business Combination. As restrictions on resale end, the market price of our Ordinary Shares could decline if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.
History and Development of our Company

        Yatra Online, Inc. is a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a public company upon the consummation of the Business Combination. Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector—20, Gurugram, Haryana—122008, India, and our telephone number at this office is (+91 124) 4591700. Our principal website address is www.yatra.com and our other main website is www.travelguru.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

        Yatra is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India's largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management's analysis of publicly available information), with approximately 11.1 million travelers that have booked their travel through us as of March 31, 2020. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

B.
Business Overview

        Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 102,000 hotels (as of June 30, 2020) and homestays in approximately 1,400 cities and towns across India and more than 1.6 million hotels around the world. To ensure that our service is truly a "one-stop shop" for travelers, we also provide our customers with access to approximately 1,250 holiday packages and more than 180,000 other activities such as tours, sightseeing, shows, and events.

        India is one of the world's largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. We believe that our focus on both the corporate as well as the consumer travel market positions us to address this combined market opportunity.

        To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through three go-to-market strategies: B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). We believe that the combination of our B2C and B2E channels enables us to target India's most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. Our B2B2C channel provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from approximately 26,000 travel agents in more than 730 cities across India as of March 31, 2020. In addition, during the fourth quarter of our fiscal year 2019, we acquired TCIL, to strengthen our foothold in Southern India which further reinforced our leadership position in the enterprise travel segment.

        Our business is based on a single technology platform that serves our customers through multiple mobile applications as well as our website. Our single platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat use by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our B2E customers to become B2C customers, we operate our eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points. During fiscal year 2020, approximately 96%* of our customers' visits were from direct and organic traffic.

        We define a "visit" as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use "traffic" and "visits" interchangeably in this Annual Report.

        We have moved towards a "Mobile First" business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2020, our web and mobile properties received approximately 212* million visits, a 31% decrease compared to that of fiscal year 2019 partly as a result of the COVID-19 pandemic and partly as result of the bankruptcy of one of India's largest airlines in fiscal year 2020 as well as a mix shift in our business. Our mobile applications have been downloaded approximately 20 million times.

        Based on our large and loyal customer base, our comprehensive service offerings, our experienced management team and our multi-channel strategy, we believe that we are well-positioned to capitalize on the burgeoning Indian travel market. Our brand is among the most well-recognized in not only the Indian online travel industry, but all of Indian Internet commerce, and we believe that this creates a significant competitive advantage. Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience and meet the changing needs of business and leisure

*
We transitioned from Omniture to Google analytics during the fiscal year 2020 and as a result, certain sources of traffic have been considered on an average basis during the transition period travelers. For example, we have opened up our holidays booking platform to third-party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

        We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

        Our revenue was INR 7,259.4 million in fiscal year 2020 and INR 9,358.6 million in fiscal year 2019, representing a decline of 22.4% over that period. Our Adjusted Revenue was INR 5,982.4 million in fiscal year 2020 and INR 8,911.0 million in fiscal year 2019, representing a decrease of 32.9%. In addition, our Gross Bookings for Air Ticketing and Hotels and Packages decreased to INR 85.3 billion in fiscal year 2020 from INR 111.1 billion in fiscal year 2019, representing a decrease of 23.3%.

        We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. However during the fiscal year 2020, we have witnessed year over year decline of 29%* in our mobile traffic partly as a result of the COVID-19 pandemic and partly as result of the bankruptcy of one of India's largest airlines in fiscal year 2020 as well as a mix shift in our business.

        The installation rate for our mobile applications increased 14% from March 31, 2019 to March 31, 2020. In addition, we receive over 17.7* million online shopper visits on our platform each month.

        During fiscal years 2020 and 2019, our net losses were INR 840.2 million and INR 1,193.6 million, respectively.

        Adjusted Revenue is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics."

Recent Developments

COVID-19 Pandemic

        In December 2019, a novel strain of coronavirus ("COVID-19") was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related business. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from

*
We transitioned from Omniture to Google analytics during the fiscal year 2020 and as a result, certain sources of traffic have been considered on an average basis during the transition period current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

        We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. Although travel restrictions and quarantine orders are gradually being lifted, it remains difficult to predict the duration of the long-term impact from the virus. See "Risk Factors—The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position."

ATB Acquisition

        On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing. Further, in FY19, Yatra India had also made an advance payment of INR 200 million towards the acquisition of the balance outstanding shares of ATB.

        On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement .

        Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application for disposal, in terms of the Settlement Agreement, of the arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi. In October, 2019, the arbitration proceedings terminated and a consent award was passed by the arbitrator. Also in October, 2019 the related appeal was disposed of by the High Court of Delhi, in terms of the Settlement Agreement. In addition, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India, however, following an appeal filed by Yatra India, the Supreme Court of India, issued an order in February, 2020, in which it, inter alia, reversed the cost. Finally, pursuant to the Settlement Agreement, each Party appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the ATB Share Purchase Agreement, as amended, and that process was concluded today July 29, 2020.

        The amount of the final payment to be paid by Yatra India to Sellers under the ATB share purchase agreement has been determined to be INR 800 million, which is INR 390 million lower as against the earnout contingency provision of INR 1,190 million per our last balance sheet as of March 31, 2019. Post this settlement, ATB will become a 100% subsidiary of Yatra, which will allow for greater integration of the business going forward.

Termination of Ebix Merger Agreement

        On June 5, 2020, we provided to Ebix, Inc. ("Ebix") a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. ("EbixCash") and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the "Extension Agreement"). The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. Ebix has publicly stated that it may assert counterclaims against us, which we intend to defend vigorously. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

Recent Developments in the Indian Air Travel Industry

        In response to the COVID-19 pandemic, the Government of India initiated a complete nationwide lockdown on March 22, 2020, resulting in an immediate shutdown of domestic and international air travel. Although Indian air traffic reopened as of May 25, 2020, the Indian air travel industry continues to experience lower volumes of domestic and international flight traffic. From January 1, 2020 to June 20, 2020, the number of passengers decreased by 50% compared to same period in the prior year. On May 7, 2020, the Government of India implemented a "Vande Bharat" program for repatriating Indian citizens and international flights are expected to reopen soon. While we view these steps as positive developments for the Indian air travel industry, we also anticipate that the Indian air travel industry will experience "travel bubbles" as selected flight operators will return to operations, which may lead to a continued gradual recovery of civil aviation activities for international air.

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

  •
  Our corporate, or B2E, offerings are provided to our customers through a self-booking tool as well as site support with staff for query handling and execution. Our portfolio of more than 700 large corporate customers as of March 31, 2020 (including corporate customers of ATB and TCIL) includes leading organizations from India that employ more than 4 million people, helping to make our B2E business India's largest corporate travel agency. We have also ramped up our efforts for signups of small and medium enterprises and entered into a partnership with one of the world's leading service providers for providing an expense management solution.

  •
  Our trade, or B2B2C, offerings address the needs of a large and fragmented market of travel agents providing access to approximately 26,000 registered agents in more than 730 cities across India as of March 31, 2020, and particularly in smaller markets (which we refer to herein as Tier 2 and Tier 3 cities or markets) where Internet penetration has traditionally been lower and where cash payments are still the predominant form of travel purchasing.

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

Our Platform

        We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C, B2E and B2B2C channels. Our customer "touch-points" include our mobile applications, website and call centers as well as 'embedded' teams within some of our B2E clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering over 26,000 agents in more than 730 cities across India as of March 31, 2020. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2E customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

(1)
Data for the twelve months ended March 31, 2020 for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

(2)
Cumulative as of March 31, 2020; does not include data for B2B2C business.

(3)
Approximate count as of March 31, 2020 and includes the employees of corporate customers of ATB and TCIL.

(4)
As of March 31, 2020.

(5)
Hotel count as on June 30, 2020

(6)
We transitioned from Omniture to Google analytics during the year certain sources of traffic have been considering on an Average basis during the transition period

        Our website and mobile applications provide the following capabilities:

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

Mobile Applications

        As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

  •
  Yatra:  Our primary mobile interface to our core platform, which has been downloaded approximately 20 million times.

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

        Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and in fiscal year 2020, our mobile platforms accounted for approximately 83% of our total consumer visits.

(1)
Data for flagship brand Yatra.com only.

(2)
We transitioned from Omniture to Google analytics during the year certain sources of traffic have been considering on an Average basis during the transition period

Data from B2E and B2B2C businesses

(1)
% of Online Bookings for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

Our Services

        We offer comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, cab booking, activities and ancillary services. During the year ended March 31, 2020 we have experienced year over year decline of 20% in air passengers booked, 49% in stand-alone hotel room nights booked, decline of 17% in packages passengers traveled and 23% in Gross Bookings.

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

        During the year ended March 31, 2020, air passengers booked declined by 20% year over year and air gross bookings declined by 21% over the same period.

(1)
Data for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses

(2)
Please refer to "Management Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics" for definitions and reconciliations of non-IFRS measures.

Hotels and Packages

Hotels

        With approximately 102,000 hotels (as of June 30, 2020) and homestays contracted in approximately 1,400 cities across India, we are India's largest platform for domestic hotels. In fiscal year 2020, more than 1.2 million standalone hotel room-nights were booked through our platforms. Due largely to our rapid growth in this segment, our Gross Bookings has grown by a CAGR of 12% from fiscal 2016 to fiscal 2019. Contracting with hotels is done by a dedicated team that is responsible for onboarding listed properties as well as negotiating rates and promotions. Hotels can also self-manage their rates, inventories, promotions and margins using our extranet (mobile and web versions). Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

        Revenue from our Hotels and Packages business includes commissions and markups that we earn for the sale of hotel rooms (without packages), which is recorded on a "net" basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a "gross" basis. From fiscal 2019 to fiscal 2020, our Hotels and Holiday Packages' Gross Bookings declined by 41.6% due to de-growth in hotel room-nights and holiday packages sales.

        In late 2015, we added homestays through our Yatra and Travelguru brands, which includes a wide variety of accommodation options from homes, cottages, apartments, guest houses, villas, heritage properties, holiday homes, jungle stays, estate houses to farmhouses and more. As of June 30, 2020, we had listed approximately 13,718 properties across the various brands and platforms. In addition, in June 2016, we launched our Travelguru HomeStay App, which allows homeowners to list their property as a homestay and travelers to search, browse and book the properties, all at the "click of a button."

        We believe that Yatra has India's largest hotel inventory, especially in the key "budget" category in Tier 2 and Tier 3 cities that matches Indian consumers' preferences.

(1)
Management estimates, as of March 31, 2020

(2)
Management estimates from company website, press articles, and filings

(3)
Includes approximately 13,718 homestay accommodations

(4)
Premium hotels include 4 and 5 star accommodations; mid-segment hotels include 3 star accommodations and budget hotels include all other accommodations (including homestay accommodations)

Holiday Packages

        Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumer, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have expanded our portfolio to include approximately 1,250 holiday packages to destinations within India, Asia, the Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. We also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

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

        In September 2017, we enhanced the travel proposition for our customers by offering a self-drive car rental service. Further, during the current COVID situation, we have entered into agreements with four additional cab operators to maintain our increased focus on cab solutions for corporate customers.

Activities

        Launched in July 2016, we currently list more than 180,000 activities inside and outside India. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

New Initiatives

        We have recently entered into agreements with several third parties to provide services related to our travel related services or which we believe will be beneficial to our customers. These initiatives are at the very early stages of development and there is no assurance that any of those will be successful or that we will recoup the expenses related to pursuing these initiatives

Our Strengths

        We believe the following combination of attributes of our company distinguishes us from our competitors:

Trusted Online Travel Brand

        "Yatra," which is the Hindi word for "Journey," is one of India's most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India's Ministry of Tourism, 'The Best Edutainment Program-K12' Awarded by Indian Education Awards 2019—9th National Awards on Indian Education, The Economic Times Brand Equity's Most Trusted Brand Survey 2016, Travel and Hospitality's Most Outstanding Travel Company, National Tourism Award for "Best Domestic Tour Operator" in Category I (Rest of India) & "Best Inbound Tour Operator" for 2017-18 and the CNBC Awaaz Travel Award. The strength of the brand is reflected in the approximately 212 million visitors to our platform in fiscal year 2020 and that our direct and organic traffic went from approximately 92% to approximately 96% in fiscal year 2019 and fiscal year 2020, respectively. To further strengthen the brand, we have, from time to time, signed up some of India's leading film personalities as our brand ambassador in the past.

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

Large and Loyal Customer Base

        We have served approximately 11.1 million cumulative travel customers as of March 31, 2020, an increase of 1.4 million customers compared to March 31, 2019, with a high number of repeat visitors and repeat transactions. During 2020, repeat transactions accounted for 88% of all of the transactions on yatra.com.

Comprehensive Selection of Service and Product Offerings

        Our comprehensive travel-related offerings are customized to the unique needs of Indian and global customers traveling throughout India, and for domestic customers traveling internationally. We believe that we have aggregated the largest travel related inventory in India that includes access to all major domestic and international airlines operating within India and a hotel network that includes approximately 102,000 domestic hotels (as of June 30, 2020) and homestays across 1,400 cities in India. This comprehensive selection of travel-related services makes us a "one-stop shop" for our customers' business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

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

Our Growth Strategy

        The key elements of our long-term growth strategy include:

Cost-Effectively Grow our Customer Base

        We intend to grow our customer base by continuing to provide business and leisure travelers a combined, comprehensive and competitive platform that meets all their travel needs. In addition, we plan to continue investing in our brand, expanding our B2E sales team and growing our B2B2C travel agent network. For example, during the first half of fiscal year 2018, we launched a new brand campaign and grew our travel agent network to approximately 26,000 agents in more than 730 cities as of March 31, 2020.

(1)
Cumulative as of March 31, 2020; does not include data for B2B2C businesses.

Grow "Share Of Wallet" With Existing Customers—Leverage our Multi-Channel Approach and Our Loyalty Programs

        In order to leverage our multi-channel platform we have developed a number of initiatives that help us drive and reward customer loyalty, specifically targeting business travelers who join our platform through our B2E channel and who eventually become B2C customers. For example, our eCash program was launched in 2014 to reward customers for repeat purchases. Customers accumulate such eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Our eCash program is supported by a strong technology architecture and operates seamlessly with minimal human intervention. Since the eCash program was launched, we believe we have seen a significant impact of this program on our business. We plan to continue focusing on growing our B2C business and using and promoting our eCash program in order to grow our business. Over 5.7 million customers have been registered for our eCash program.

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

  Hotels

        We have India's largest hotel network of approximately 102,000 hotels (as of June 30, 2020) and in fiscal year 2020, more than 1.2 million hotel room-nights were booked through our platforms. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

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

  Employees

        As of March 31, 2020, we had 2,000 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2018	2019*		2020*
Executive Management	7	3	**	2
Product development	141	116		68
Sales and marketing	844	377		292
Technology development and technology support	385	283		149
Others (including operations, business development, administration, finance and accounting, legal and human resources)	2,014	1,735		1,489
Total	3,391	2,514		2,000

*
Includes employee count of TCIL

**
Decrease is due to redesignation of Messrs. Dhall, Verma, Poddar and Sodhi as non-Executive Officers and due to resignation of Mr. Verma.

	Number of Employees as of March 31,
Location	2018	2019	2020
India	3372	2,498	1,987
United States	1	1	1
Singapore	18	15	12
Total	3,391	2,514	2,000

        None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2020, we employed 137 temporary and contractual employees.

        As a result of the COVID-19 pandemic, we have implemented salary reductions and freezes, leaves without pay and work from home policies for our employees following which in early July 2020, the Company has rationalized the headcount and there is a reduction in employees count by 917 employees in the following categories:

Division/Function	Number of Employees
Product development	30
Sales and marketing	118
Technology development and technology support	24
Others (including operations, business development, administration, finance and accounting, legal and human resources)	745

Total	917

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

        Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until May 7, 2024 and May 7, 2024, respectively. Yatra India is also accredited with the International Air Transport Registration which is valid for 2021.

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

Assessment Year 2016-17

        In July 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and we were requested to furnish information electronically on or before July 24, 2017. The required information has been submitted with the department. We did not hear back from the department thereafter.

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

Assessment Year 2018-19

        In March 2020, Tax assessment intimation under section 143(1) of Income Tax Act, 1961 was issued without any addition. The tax scrutiny is not completed.

  Service Tax Show Cause and Demand Notice—Fiscal Years 2007-17

        In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015 and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. The aggregate value of the demand in these show cause notices is approximately INR 1,000 million, excluding interest and penalties if finally determined to be payable. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017 in respect of show cause notices mentioned above. Further to such proceedings, the demand of service tax of INR 983.2 million has been raised by the Commissioner of Service Tax along with a penalty of INR 381.8 million and interest at an appropriate rate in Feb'2018 and received by us on March 9, 2018. An appeal was filed before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in June 2018. The matter has not yet been scheduled for hearing.

        We received similar notice for the period April 2015-June 2017. The aggregate value of the show cause notice is approximately INR 148.1 million (excluding interest and penalties). Our reply to the show cause notice was filed on June 29, 2018 before the Commissioner of GST, Gurugram. The Commissioner of GST, Gurugram passed an adverse order dated October 31, 2018, received by us on December 19, 2018 confirming a demand of Inr 129.4 million along with a penalty of INR 12.9 million and interest at an appropriate rate. An appeal was filed before CESTAT in February 2019. The matter has not yet been scheduled for hearing.

  Service Tax Show Cause and Demand Notice—Fiscal Years 2010-17

        In October 2015, pursuant to an industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence and Customs, an excise and customs tax regulatory authority in India, we received a notice from the tax authorities for fiscal years 2010 to 2015, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax for fiscal years 2010-15. The aggregate value of demand for the show cause notice above is approximately INR 240.7 million (excluding interest and penalties if finally determined to be payable). Further to such proceedings, the demand of service tax of INR 240.7 million has been raised by the Commissioner of Service Tax along with a penalty of INR 240.7 million and interest at an appropriate rate in December 2016. An appeal has been filed before CESTAT in March 2017. An early hearing application was allowed by CESTAT on May 20, 2019 on request of department, listing the matter for final disposal. The matter scheduled for hearing on August 9, 2019 was adjourned. The CESTAT Chandigarh bench was to sit in January 2020, however case list is not yet out in public domain.

        In March 2018, we received notice from Commissioner for the period April 2015-June 2017 relating to same matter. The aggregate value of show cause notice is approximately INR 437.6 million (excluding interest and penalties). We have filed reply in May 2018. The Commissioner of GST, Gurugram passed an adverse order dated November 29, 2018, received by us on December 08, 2018 confirming a demand of Inr 381.6 million along with a penalty of INR 38.2 million and interest at an appropriate rate. An appeal has been filed before CESTAT in March 2019. The matter scheduled for hearing on August 9, 2019 was adjourned. The CESTAT Chandigarh bench will work during October 21, 2019 to October 25, 2019, however case list is not yet out in public domain.

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

Service Tax Intimation for audit of Fiscal Years 2012-13-2016-17

        In September 2017, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from Fiscal Years 2012-13 to 2016-17. The required information is submitted to the concerned authorities.

Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

Assessment Year 2014-15

        In April 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment order dated December 26, 2016 was issued determining the sum of INR 1.6 million refundable to us. This also contained disallowance of deduction of INR 4.5 million in respect of which show cause notice was served as to why penalty for furnishing of inaccurate particulars of income should not be levied. A notice dated June 8, 2017 for penalty proceedings u/s 271(1) (c) was issued. We appeared before Dy. Commissioner of Income tax on June 19, 2017 and submitted clarification in this regard. Rectification order u/s 154 of the Income Tax Act, 1961 was passed on June 23, 2017 adding a disallowance of INR 4.5 million and also penalty proceedings were dropped. We accepted the disallowances and the assessment closed.

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

Assessment Year 2017-18

        In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2017-18. Assessment order u/s 143(3) was passed by the department on December 25, 2019 in which advertisement sales promotion expenses and employees contribution to ESIC was disallowed amounting to Inr 20 million. Further we filed an appeal before the Commissioner of Income Tax (Appeals) u/s 246A against the said order on 22nd January 2020.

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

        We received the communication from Superintendent CGST on December 24, 2018 fixing personal hearing on January 8, 2019 with Joint Commissioner CGST. The hearing was attended and the officer has asked for a list of vendors with vendor addresses so that officer could send the verification letters. We submitted the information on January 15, 2019. We have not received any further communication from the Joint Commissioner's office.

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-11

        In August 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In April 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and an additional submission was made in July 2014. Further to such proceedings, the demand of service tax of INR 237.6 million has been raised by the Commissioner of Service Tax along with a penalty of INR 237.6 million and interest at an appropriate rate. We have filed an appeal against the order with the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in January 2017.

Service Tax Intimation for audit Fiscal Years 2012-13-2016-17

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

Service Tax Show Cause and Demand Notice—October 2012 to October 2013

        We have filed a refund claim application with the service tax authorities in January 2014, seeking a refund of an amount of INR 8.5 million. In March 2014, we received notice from the service tax department for rejection of refund claim for service tax. In July 2014, we filed a reply with the Assistant Commissioner of Service Tax. In February 2015, the Office of the Assistant Commissioner of Service Tax asked for submission of self-certified copies of audited balance sheet and returns. In March 2015, the Office of the Assistant Commissioner of Service Tax sought certain clarification in this regard. We made our submission in February 2016. We submitted follow up letter with department on June 18, 2018. The matter is currently pending with the department. We received communication on December 3, 2018 from Asst Commissioner of Central tax Kolkata, directing the Deputy/Asst Commissioner of Central Tax Mumbai to verify the interest paid on advances. We met the officer on January 8, 2019 to understand the requirements and made our submissions on January 28, 2019. We have submitted follow up letter with Kolkata authorities on September 30, 2019. We have further received communication from Kolkata authorities seeking certain details on October 30, 2019, same has been responded and submitted by us on 19th November 2019.

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

        In January 2017, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning information. The Company had submitted all the required information is submitted with the concerned authorities post which Transfer pricing orders under Section 92CA (1) of the Income Tax Act were issued in October 2017 accepting the arm's length pricing of transactions.

        In January 2018, we have received an assessment order from Indian tax authorities for assessment year 2014-15, and a demand for additional tax payments of approximately INR 95.34 million, advising us of an upward revision of our declared income for that assessment year as a result of consideration received by us towards allotment of shares higher than fair market value. We filed an appeal with the Commissioner of Income Tax (Appeals) in February 2018. Pre deposit of INR 13.89 million was made in March 2018. In addition, INR 3.9 million was adjusted by Income tax department for previous period refunds We received an adverse order from CIT(A) on January 15, 2019 and an appeal was filed with ITAT. As direct by ITAT, deposit of INR 5.0 million was made in March 2019 and balance outstanding demand was stayed for a period of six months. The hearing was adjourned thrice. The matter was heard on August 29, 2019. The final orders from ITAT is awaited. We also received letter from Central Processing Centre of Income Tax Department dated May 17, 2019 and July 11, 2019 adjusting our refund INR 14.3 million for assessment year 2017-18 with outstanding demand. We further received letter from Central Processing Centre of Income Tax Department dated May 9, 2020 adjusting our refund INR 25.03 million for assessment year 2019-20 with outstanding demand. On May 29, 2020 we filed an appeal for extension of stay order with ITAT and also filed application with Central Processing Centre of Income Tax Department for not adjusting the refunds during the period of stay.

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

Assessment Year 2016-17

        In September 2017, we were issued a notice by the Indian income tax authorities on tax deduction on source and its payment for the assessment year 2016-17 for submission of details by September 27,.2017. The required details are submitted.

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

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-12

        In October 2013, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-12 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In March 2014, we filed a reply with the Commissioner of Service Tax. Further to such proceedings, the demand of service tax of INR 19.94 million has been raised by the Commissioner of Service Tax along with a penalty of INR 19.94 million and interest at an appropriate interest rate. In December 2016, we filed an appeal against the order with Customs, Excise and Service Tax Appellate Tribunal (CESTAT) along with a payment of 7.5% of the duty demanded. The matter is not scheduled for hearing.

Service Tax Show Cause and Demand Notice—Fiscal Years 2010-14

        In October 2015, we received a notice from the service tax authorities for fiscal years 2010-14 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax. We attended a personal hearing before the Commissioner of Central Excise. The aggregate value of demand for the show cause notice above is approximately INR 231.6 million (excluding interest and penalties if finally determined to be payable). A personal hearing in this matter was attended before Additional Director General on January 13, 2017. Additional submission was submitted with adjudicating authority on January 27, 2017. Further to such proceedings, demand of service tax of INR 231.6 million has been raised by the Directorate General of GST Intelligence along with interest at an appropriate rate. In November 2017, we have filed an appeal against the order with Customs, Excise and Service Tax Appellate Tribunal (CESTAT) along with a payment of 7.5% of the duty demanded as pre-deposit under the service tax law. An early hearing application was allowed by CESTAT on May 20, 2019 on request of department, listing the matter for final disposal. The matter scheduled for hearing on August 9, 2019 was adjourned. The CESTAT Chandigarh bench was schedule to sit in January 2020, however case list is not yet out in public domain. We have not heard back on hearing from CESTAT.

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

Assessment Year 2014-15

        In July 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. An assessment order was subsequently issued in December 2016 adding income of INR 7.8 million and raising demand of INR 0.9 million. We filed an appeal before the Commissioner of Income Tax (Appeals) in December 2016. A notice dated June 6, 2017 for penalty proceedings u/s 271(1) (c) was issued. We submitted appeal documents and clarifications against the above notice with the department. In March 2019, The Office of the Commissioner of Income Tax (Appeal) issued an order partly allowing the appeal. Against the CIT(A) orders we filed appeal before ITAT on Jun 6, 2019. The matter has not yet been scheduled for hearing.

Assessment Year 2016-17

        In August 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnish information electronically on or before August 22, 2017. The required information has been submitted with the department. In December 2018, we have received assessment order making upward addition of INR 7.0 million. An appeal has been filed before CIT(A) in January 2019.The matter has not yet been scheduled for hearing.

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

C.    Organizational Structure

        The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of March 31, 2020:

Organisation Structure as on March 31, 2020

*
Certain Terrapin 3's founder stockholders own Class F shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc.

**
Capital18 Fincap Private Limited holds 1.029% and Pandara Trust Scheme I holds 0.406% of Yatra Online Private Limited.

D.    Property, Plant and Equipment

        Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 138,000 square foot facilities across 14 cities, including approximately 84,000 square feet in Gurgaon, approximately 18,000 square feet in Mumbai, approximately 16,000 square feet in Bangalore, approximately 5,700 square feet in Hyderabad and 1,350 square feet in Delhi.

        The company is in the process of relocating to a new facility in Bangalore post March 31, 2020.

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

Overview

        Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India's largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management's analysis of publicly available information), with approximately 11.1 million travelers that have booked their travel through us as of March 31, 2020.

        Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 102,000 (as of June 30, 2020) hotels and homestays in approximately 1,400 cities and towns across India and more than 1.6 million hotels around the world. To ensure that our service is truly a "one-stop shop" for travelers, we also provide our customers with access to approximately 1,250 holiday packages and more than 180,000 other activities such as tours, sightseeing, shows, and events.

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

Recent Developments

COVID-19 Pandemic

        In December 2019, COVID-19, a novel strain of coronavirus was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related business. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

        We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. Although travel restrictions and quarantine orders are gradually being lifted, it remains difficult to predict the duration of the long-term impact from the virus. See "Risk Factors—The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position."

Termination of Ebix Merger Agreement

        On June 5, 2020, we provided to Ebix, Inc. ("Ebix") a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. ("EbixCash") and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the "Extension Agreement"). The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. Ebix has publicly stated that it may assert counterclaims against us, which we intend to defend vigorously. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

ATB Acquisition

        On July 20, 2017, we, through Yatra India, agreed to acquire all of the outstanding shares of ATB pursuant to the ATB Share Purchase Agreement. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for the Final Payment to be made at the Second Closing. See "Item 4. Information on the Company—Business Overview—Recent Developments—Recent Developments—ATB Acquisition."

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

	Fiscal Year Ended March 31,
Amount in INR thousands	2018	2019	2020
Gross Bookings
Air ticketing	79,156,190	97,638,313	77,411,328
Hotels and packages	13,386,288	13,511,914	7,895,916

Total	92,542,478	11,1150,227	85,307,244

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

        The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air ticketing			Hotel and Packages			Others			Total
Amount in INR thousands except %	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Revenue	5,012,931	3,449,265	2,609,518	6,628,236	4,914,420	3,601,798	607,346	994,895	1,048,039	12,248,513	9,358,580	7,259,355
Add. Customer promotional expenses		2,258,887	1,348,472		1,248,506	105,736		64,058	32,163	—	3,571,451	1,486,371
Service cost	—	—	—	(4,930,757)	(4,282,803)	(2,922,929)	—	—	—	(4,930,757)	(4,282,803)	(2,922,929)
Other Income										90,001	263,785	159,631

Adjusted Revenue	5,012,931	5,708,152	3,957,990	1,697,479	1,880,123	784,605	607,346	1,058,953	1,080,202	7,407,757	8,911,013	5,982,428

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

        The following table sets forth the Gross Bookings, Adjusted Revenue and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Fiscal Year Ended March 31,
	2018	2019	2020
Gross Bookings
Air Ticketing	79,156,190	97,638,313	77,411,328
Hotels and Packages	13,386,288	13,511,914	7,895,916

Total	92,542,478	111,150,227	85,307,244

Adjusted Revenue
Air Ticketing	5,012,931	5,708,152	3,957,990
Hotels and Packages	1,697,479	1,880,123	784,605
Others (Including other income)	697,347	1,322,738	1,239,833

Total	7,407,757	8,911,013	5,982,428

Net Revenue Margin %
Air Ticketing	6.3%	5.8%	5.1%
Hotels and Packages	12.7%	13.9%	9.9%

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
  the impact of the COVID-19 pandemic;

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

        Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and COVID-19 impact in previous year, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions and a reduction in the number of GDS service providers with whom such airlines do business. Recent bankruptcies have also impacted the Indian air travel industry. For example, Jet Airways, one of the largest private airlines in the India, has recently ceased operations and subsequently been referred to insolvency proceedings. Jet Airways' cessation of operations is expected to result in fewer domestic and international flights and have consequent impact on ticket prices in the Indian air travel market. In addition, many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

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

        The Union Government of India has launched the fourth round of UDAN (Ude Desh Ka Aam Nagrik) to enhance the connectivity to regional areas of the connectivity to regional areas of the country. This phase is to focus on Hilly states, North East Region, Ladakh, Jammu and Kashmir and Islands.

        Also, the phase will allow operation of helicopter and sea planes. The phase also plans to promote short-haul routes, meaning no monetary support will allow operation of helicopter and sea planes. The phase also plans to promote short-haul routes, meaning no monetary support will be given to operators with stages more than 600 kms. In response to the COVID-19 pandemic, the Government of India initiated a complete nationwide lockdown on March 22, 2020, resulting in an immediate shutdown of domestic and international air travel. Although Indian air traffic reopned as of May 25, 2020, the Indian air travel industry continues to experience lower volumes of domestic and international flight traffic. From January 1, 2020 to June 20, 2020, the number of passengers decreased by 50% compared to same period in the prior year. On May 7, 2020, the Government of India implemented a "Vande Bharat" program for repatriating Indian citizens and international flights are expected to reopen soon. While we view these steps as positive developments for the Indian air travel industry, we also anticipate that the Indian air travel industry will experience "travel bubbles" as selected flight operators return to operations, which may lead to a continued gradual recovery of civil aviation activities for international air.

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

        For further description of our segments, see Note 5 to our 2020 Consolidated Financial Statements.

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

Depreciation and Amortization

        Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and peripherals, furniture and fixtures, leasehold improvements, office equipment and vehicles. Amortization expense consists primarily of amortization recorded on intangible assets such as computer software and websites and other acquired intangible assets such as agent/supplier relationships, trademarks, intellectual property rights and non-compete agreements. Amrotisation of use of assets primarily consist of amortization of Right-of-use assets created on premises taken by the Company on lease, motor vehicles and others.

Finance Income and Expense

        Finance income comprises of interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

        Finance expenses comprise of interest expense on borrowings, unwinding of the discount on provisions, Interest on lease liability and impairment losses recognized on financial assets. Interest expense is recognized in profit or loss, using the effective interest method.

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

        We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see "Note 2 Significant accounting policies" to our 2020 Consolidated Financial Statements.

Basis of Preparation

        The 2020 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

        The 2020 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

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

        We prepare and internally approve formal five and seven year plans, as applicable, for our businesses and use these as the basis for our impairment reviews. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

        We test goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)    Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and advances

        The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forwardlooking estimates are analyzed. Also refer to Note 26 and 27 in financial statements.

c)     Loyalty programs

        Customers are entitled to loyalty points on certain transactions that can be redeemed for future qualifying transactions. The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty program is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the services under the terms of the program or when it is no longer probable that the points under the program will be redeemed. Also refer to Note 35 in financial statements.

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

f)     Estimating the incremental borrowing rate

        The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group `would have to pay', which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available.

Significant Judgments in Applying Accounting Policies

        In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2020 Consolidated Financial Statements:

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

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

        The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

Determining the lease term of contracts with renewal and termination options—Group as lessee

        The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

        The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation to the leased asset).

        The Group included the renewal period as part of the lease term for leases of plant and machinery with shorter non-cancellable period (i.e., three to five years). The Group typically exercises its option to renew for these leases because there will be a significant negative effect on production if a replacement asset is not readily available. The renewal periods for leases of plant and machinery with longer non-cancellable periods (i.e., 10 to 15 years) are not included as part of the lease term as these are not reasonably certain to be exercised. In addition, the renewal options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, is not exercising any renewal options. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised. Refer to Note 44 in financial statements for information on potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Property lease classification—Group as lessor

        The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a major part of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that it retains substantially all the risks and rewards incidental to ownership of these properties and accounts for the contracts as operating leases.

Results of Operations

Convenience Translation

        The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2020, the consolidated statement of financial position as of March 31, 2020, the consolidated statement of cash flows for year ended March 31, 2020, were converted into U.S. dollars at the exchange rate of 75.39 INR per USD, which is based on the noon buying rate as at March 31,

2020, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

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

        Yatra Online, Inc.'s financial and operating results for the fiscal year 2019 include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

        Yatra Online, Inc.'s financial and operating results for the year ended March 31, 2019 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017.

Results of Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

	Fiscal Year Ended March 31,
	2019		2020
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	9,358,580	100.0	7,259,355	100.0
Other Income	263,785	2.8	159,631	2.2
Service cost	4,282,803	45.8	2,922,929	40.3
Personnel expenses	2,550,214	27.3	1,777,273	24.5
Marketing and sales promotion expenses	809,996	8.7	196,209	2.7
Other operating expenses	3,975,805	42.5	2,259,261	31.1
Depreciation and amortization	581,746	6.2	666,369	9.2
Impairment of goodwill	—	—	221,999	3.1
Results from operations	(2,578,199)	(27.5)	(625,054)	(8.6)
Share of loss of Joint venture	(12,772)	(0.1)	(10,784)	(0.1)
Finance income	41,310	0.4	58,641	0.8
Finance costs	(263,290)	(2.8)	(193,287)	(2.7)
Change in fair value of warrants	1,667,193	17.8	94	0.0
Loss before income taxes	(1,145,758)	(12.2)	(770,390)	(10.6)
Income tax expense	(47,837)	(0.5)	(69,805)	(1.0)
Loss for the year	(1,193,595)	(12.8)	(840,195)	(11.6)
Basic Loss per share	(26.37)		(17.94)
Diluted Loss per share	(26.95)		(17.94)

        Revenue.    We generated revenue of INR 7,259.4 million in the year ended March 31, 2020, a decrease of 22.4% compared with INR 9,358.6 million in year ended March 31, 2019.

        Service Cost.    Our service cost decreased to INR 2,922.9 million in the year ended March 31, 2020 from INR 4,282.8 million in the year ended March 31, 2019 primarily due to the decrease in our sales of holiday packages.

        Adjusted Revenue(1)    Our Adjusted Revenue decreased by 32.9% to INR 5,982.4 million in the year ended March 31, 2020 from INR 8,911.0 million in the year ended March 31, 2019 . In the year ended March 31, 2020, Adjusted Revenue includes the add-back of INR 1,486.4 million in the year ended March 31, 2020 from INR 3,571.5 million in the year ended March 31, 2019, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The de-growth in Adjusted Revenue resulted mainly from a decrease of 30.7% in our Adjusted Revenue from Air Ticketing along with a decrease of 58.3% in our Adjusted Revenue from Hotels and Packages and decrease of 6.3% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grant.

        Air Ticketing.    Revenue from our Air Ticketing business was INR 2,609.5 million in the year ended March 31, 2020 against INR 3,449.3 million in the year ended March 31, 2019.

        Adjusted Revenue(1) from our Air Ticketing business decreased by 30.7% to INR 3,958.0 million in the year ended March 31, 2020 against INR 5,708.2 million in the year ended March 31, 2019. In the year ended March 31, 2020 , Adjusted Revenue(1) for Air Ticketing includes the addition of INR 1,348.5 million in the year ended March 31, 2020 against INR 2,258.9 million in the year ended March 31, 2019 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Decline in Adjusted Revenue(1) from Air Ticketing for the year was driven by a decrease in gross bookings of 20.7% to INR 77.4 billion in the year ended March 31, 2020, including the impact of consolidation of TCIL, as compared to INR 97.6 billion in the year ended March 31, 2019.

        Our Net Revenue Margin in the current year decreased to 5.1% from 5.8% for the corresponding period last year due to a change in business mix, cessation of operations by Jet Airways and the impact of content movement by an airline from a GDS provider

        Hotels and Packages.    Revenue from our Hotels and Packages business was INR 3,601.8 million in the year ended March 31, 2020 against INR 4,914.4 million in the year ended March 31, 2019.

        Adjusted Revenue(1) for this segment decreased by 58.3% to INR 784.6 million in the year ended March 31, 2020 from INR 1,880.1 million in the year ended March 31, 2019. In the year ended March 31, 2020, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR 105.7 million against INR 1,248.5 million in the year endedMarch 31, 2019, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was due to decrease in standalone hotel room nights booked by 48.7%. Net Revenue Margin for the segment during the current year declined to 9.9% from 13.9% for the year ended March 31, 2019, due to change in business mix.

        Other Revenue.    Our other revenue was INR 1,048.0 million in the year ended March 31, 2020, an increase from INR 994.9 million in the year ended March 31, 2019.

        Adjusted Revenue for this segment increased by 2.0% to INR 1,080.2 million in the year ended March 31, 2020 from INR 1,059.0 million in the year ended March 31, 2019. In the year ended March 31, 2020, Adjusted Revenue includes add-back of INR 32.2 million in the year ended March 31, 2020 against INR 64.1 million in the year ended March 31, 2019 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Revenue was primarily due to increase in advertisement and alliances income.

        Other Income.    Our other income decreased to INR 159.6 million in the year ended March 31, 2020 from INR 263.8 million in the year ended March 31, 2019 due to decrease in eligible sales for government grant.

        Personnel Expenses.    Our personnel expenses decreased by 30.3% to INR 1,777.3 million in the year ended March 31, 2020 from INR 2,550.2 million in the year ended March 31, 2019. This decrease

(1)
See the section below titled "Certain Non IFRS Measures."

was primarily due to a decrease in employee share-based payment expenses to INR 5.1 million in the year ended March 31, 2020 from INR 282.9 million in the year ended March 31, 2019, certain rationalization of headcount and the outsourcing of customer contact centers. Personnel expenses, as a percentage of Revenue declined to 24.5% for the current year from 27.3% in for the year ended March 31, 2019. Personnel expenses, as a percentage of Adjusted Revenue(1) increased to 29.7% for the current year from 28.6% for the year ended March 31, 2019. Excluding employee share-based compensation costs for year ended March 31, 2020 and March 31, 2019, personnel expenses decreased by 21.8% in the year ended March31, 2020.

        Marketing and Sales Promotion Expenses.    Marketing and sales promotion expenses decreased by 75.8% to INR 196.2 million in the year ended March 31, 2020 from INR 810.0 million in the year ended March 31, 2019, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 1,682.6 million against INR 4,381.4 million in the year ended March 31, 2019, 61.6% lower year-over-year for the year. Adding back the expenses for consumer promotions and loyalty program costs, Marketing and Sales Promotion Expenses as a percentage of Adjusted Revenue(1) declined to 28.1% for the current year from 49.2% for the year ended March 31, 2019.

        Other Operating Expenses.    Other operating expenses decreased by 43.2% to INR 2,259.2 million in the year ended March 31, 2020 from INR 3,975.8 million in the year ended March 31, 2019 primarily due to decrease in Remeasurement of contingent consideration, commission, communication charges, payment gateway charges, rent, re-measurement of contingent consideration, provision for doubtful debts and travelling and conveyance charges which is partially offset by increase in legal and professional charges and outsourcing fees.

        Adjusted EBITDA loss(1).    Due to the forgoing factors and operating efficiencies, adjusted EBITDA loss(1) decreased by 90.1% to INR 121.6 million in the year ended March 31, 2020 from adjusted EBITDA loss(1) of INR 1,228.3 million in the year ended March 31, 2019.

        Depreciation and Amortization.    Our depreciation and amortization expenses increased by 14.5% to INR 666.4 million in the year ended March 31, 2020 from INR 581.7 million in the year ended March 31, 2019 primarily as a result of an increase in amortization expense on Right of use assets on adoption of IFRS 16 and increase in amortization expense.

        Impairment of goodwill.    Our goodwill impairment charge was INR 222.0 million in the year ended March 31, 2020. In the fourth quarter of fiscal year 2020, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill amounting to INR 222.0 million, primarily related to our Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited business, which we had acquired in fiscal year 2013. Goodwill impairment charge in the year ended March 31, 2019 was Nil.

        Results from Operations.    As a result of the foregoing factors, our result from operating activities was a loss of INR 625.1 million in the year ended March 31, 2020. Our loss for the year ended March 31, 2019 was INR 2,578.2 million. Excluding the employee share-based compensation costs, re-measurement of contingent consideration and impairment of goodwill, Adjusted Results from Operations(1) would have been loss of INR 787.9 million for year ended March 31, 2020 as compared to loss of INR 1,810.0 million for year ended March 31, 2019.

(1)
See the section below titled "Certain Non IFRS Measures."

        Share of Loss of Joint Venture.    This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 10.8 million in the year ended March 31, 2020from INR 12.8 million in the year ended March 31, 2019.

        Finance Income.    Our finance income increased to INR 58.6 million in the year ended March 31, 2020from INR 41.3 million in the year ended March 31, 2019. The increase was primarily due to increase in the interest income on others.

        Finance Costs.    Our finance costs decreased to INR 193.3 million in the year ended March 31, 2020 as compared to INR 263.3 million in the year ended March 31, 2019. The decrease was due to decrease in loss on account of foreign exchange fluctuation and interest on borrowings which is partially offset by increase in interest on the lease liability on adoption of IFRS 16.

        Change in fair value of warrants.    The change in the fair market value of warrants resulted in an income of INR 0.1 million during the year ended March 31, 2020.

        Income Tax Expense.    Our income tax expense during the year ended March 31, 2020 was INR 69.8 million compared to an expense of INR 47.8 million during the year ended March 31, 2019.

        Loss for the Period.    As a result of the foregoing factors, our loss in the year ended March 31, 2020 was INR 840.2 million as compared to a profit of INR 1,193.6 million in the year ended March 31, 2019. Excluding the employee share based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 1,003.2 million for year ended March 31, 2020 and INR 2,092.6 million for year ended March 31, 2019.

        Basic Loss per Share.    Basic loss per share was INR 17.94 in the year ended March 31, 2020 as compared to basic earnings per share of INR 26.37 in the year ended March 31, 2019. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 21.39 in the year ended March 31, 2020, as compared to INR 47.28 in the year ended March 31, 2019.

        Diluted Loss per Share.    Diluted earnings per share was INR 17.94 in the year ended March 31, 2020 as compared to Diluted earnings per share of INR 26.95 in the year ended March 31, 2019. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 21.39 in the year ended March 31, 2020 as compared to INR 47.25 in the year ended March 31, 2019.

(1)
See the section below titled "Certain Non IFRS Measures."

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

        Marketing and Sales Promotion Expenses.    Marketing and sales promotion expenses decreased by 80.5% to INR 810 million in the year ended March 31, 2019 from INR 4,153.9 million in the year ended March 31, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing and sales promotion expenses for the year ended March 31, 2019 would have been INR

(1)
See the section below titled "Certain Non IFRS Measures."

4,381.4 million, 5.5% higher year-over-year, which was lower than the growth in our Adjusted Revenue(1) for the year ended March 31, 2019 of 20.3%.

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

        Loss for the Year.    As a result of the foregoing factors, our loss during the year ended March 31, 2019 was INR 1,193.6 million as compared to a loss of INR 4,052.0 million in the year ended March 31, 2018. Excluding the employee share-based compensation costs, re-measurement of contingent consideration and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 2,092.6 million for year ended March 31, 2019 and INR 2,464.5 million for year ended March 31, 2018.

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

        As of March 31, 2020, our primary sources of liquidity were INR 1,365.4 million of cash and cash equivalents and 755.3 million in term deposits (INR 633.4 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities). There was a breach of compliance with some of the debt covenants of the certain financing arrangement with the bank caused inter alia due to the ongoing pandemic situation arising out of COVID-19. The bank has subsequently confirmed that such breaches are not being treated as event of default under the said financing arrangement.

        As of March 31, 2019, our primary sources of liquidity were INR 2,161.0 million of cash and cash equivalents and 1,029.5 million in term deposits (INR 1,015.3 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

        As of March 31, 2018, our primary sources of liquidity were INR 2,465.1 million of cash and cash equivalents and 1,012.1 million in term deposits (INR 831.7 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

        Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables decreased by INR 2,552.9 million from INR 4,921.3 million as of March 31, 2019 to INR 2,368.4 million as of March 31, 2020,

        Our Prepayments and other assets primarily consist of current portion of prepayments made to and deposits placed with our suppliers. Our other current assets decreased from INR 899.9 million as of March 31, 2019 to INR 852.0 as of March 31, 2020, primarily due to decreases in advances made to our airline and hotel suppliers.

        In September 2017, the Company took a term loan of $7.8 million, or approximately INR 509.3 million, from InnoVen Capital Singapore PTE. LTD., consisting of $5 million "Facility A" and $2.8 million "Facility B," carrying an interest of 9% per annum. The loan is repayable in relation to Facility A over the period until January 01, 2020 and in relation to Facility B over the period until August 01, 2019. The Company repaid the amounts outstanding against loans taken in India and outside India on December 24, 2019, thereby repaying all existing obligations towards the loan. The

(1)
See the section below titled "Certain Non IFRS Measures."

loan was secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

        Yatra India, an indirect subsidiary of the Company, took a term loan from InnoVen Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million "First Tranche" and INR 175 million "Second Tranche" in September 2017, carrying an interest of 14.75% per annum. The loan is repayable in relation to First Tranche over the period until January 01, 2020 and in relation to Second Tranche over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2019 was INR 161.1 million. The loan was secured by pledge of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in ATB. As on July 4, 2019, the pledge on these shares has been released against a fixed deposit of INR 50 million. . The Company repaid the amounts outstanding against loans taken in India and outside India on December 24, 2019, thereby repaying all existing obligations towards the loan.

        As of March 31, 2020, Yatra India had sanctioned bank guarantee limits of INR 300 million from ICICI bank against bank deposits of INR 300 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights. As of March 31, 2020, ATB had sanctioned cash credit and bank guarantee limits of INR 1,100 million from ICICI bank (INR 800 million as a cash credit limit, INR 200 million as a bank guarantee limit with 20% cash margin of the bank guarantee value upon utilization of the limit and INR 100 million as a invoice discounting facility) against a bank deposit of INR 150 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights.

        The following breaches occurred with respect to the covenants for the facility with ICICI Bank. Most of these breaches were mainly on account of disruption caused by the outbreak of Covid 19 pandemic:

        Yatra India:

  a.
  Maintaining a certain level of receivables and routing of minimum level of collections through the bank account for the month of March 2020.

        ATB

  a.
  Maintaining certain level of sales in a month of December 2019, February and March 2020

  b.
  Covenant with respect to agreed "Total Debt (TD) / Earnings before Interest, Depreciation, Taxes and Amortization (EBITDA)" ratio for the financial year ending March 31, 2020

        The bank on July 30,2020, confirmed in writing that such breaches are not being treated as event of default under the said financing arrangement.

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

        We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2020, the outstanding balance of finance lease liability was INR 1.1 million as compared to INR 4.1 million as at March 31, 2019. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2020, the outstanding balance of such borrowing is INR 14.4 million as compared to INR 39.2 million as at March 31, 2019.

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

        The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2017	2018	2019	2020
	INR ('000s)	INR ('000s)	INR ('000s)	INR ('000s)
Net cash from/(used in) operating activities	(1,589,820)	(881,940)	(3,542,134)	(550,356)
Net cash from/(used in) investing activities	(2,380,528)	1,221,059	(650,325)	96,643
Net cash from/(used in) financing activities	5,135,612	577,182	2,904,580	(333,471)
Net increase/(decrease) in cash and cash equivalents	1,165,264	916,302	(1,287,879)	(787,184)
Effect of exchange rate changes on cash and cash equivalents	(22,299)	16,144	186,477	69,742
Cash and cash equivalents at the beginning of the year	389,664	1,532,629	2,465,073	1,363,671
Closing cash and cash equivalents at the end of the year	1,532,629	2,465,073	1,363,671	646,229

Net cash from / (used in) operating activities

        Our net cash used in operating activities was INR 550.4 million in the year ended March 31, 2020, as compared to net cash used in operating activities of INR 3,542.1 million in the year ended

March 31, 2019, an increase in cash usage of INR 2,991.8 million in the year ended March 31, 2020. Our net loss adjusted for interest, tax, amortization and depreciation and other non_cash items was INR 114.1 million in the year ended March 31, 2020. Further, in the year ended March 31, 2020, there was an increase in our working capital of INR 396.5 million, as compared to an increase in working capital of INR 2,217.2 million in the year ended March 31, 2019. The increase in working capital in the year ended March 31, 2020 was primarily due to INR 2,887.8 million decreases in trade and other payables and INR 2,489.8 million decreases in trade and other receivables. The increase in working capital in the year ended March 31, 2019 was primarily due to INR 1,316.4 million increases in trade and other receivables and INR 920.9 million decreases in trade and other payables due to an increase in the volume of our business.

        Our net cash used in operating activities was INR 3,542.1 million in the year ended March 31, 2019, as compared to net cash used in operating activities of INR 881.9 million in the year ended March 31, 2018, an increase in cash usage of INR 2,656.2 million in the year ended March 31, 2019. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 1,079.8 million in the year ended March 31, 2019. Further, in the year ended March 31, 2019, there was an increase in our working capital of INR 2,217.2 million, as compared to a decrease in working capital of INR 1,069.9 million in the year ended March 31, 2018. The increase in working capital in the year ended March 31, 2019 was primarily due to INR 1,316.4 million increases in trade and other receivables and INR 920.9 million decreases in trade and other payables. The working capital decrease in the year ended March 31,2018 was primarily due to INR 1,898.7 million increases in trade and other payables. The increase in trade and other payables was partially offset by an increase in trade and other receivables of INR 824.9 million due to an increase in the volume of our business.

Net cash from/(used in) investing activities.

        During the year ended March 31, 2020, cash from investing activities was INR 96.6 million, as compared to cash used in investing activities was INR 650.3 million in the year ended March 31, 2019. During the year ended March 31, 2020, we redeemed INR 291.5 million in term deposits with banks, invested an incremental INR 219.3 million in property plant and equipment and in software and technology related development projects, and invested INR 3.5 million in our joint venture. We also received interest on our term deposits of INR 4.6 million in the year ended March 31, 2020, as compared to INR 10.5 million in the year ended March 31, 2019.

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

Net cash from financing activities.

        During the year ended March 31, 2020, cash used in financing activities was INR 333.5 million, primarily as a result of repayment of borrowings of INR 342.6 million. Our net proceeds from invoice discounting was INR 251.9 million. Further, we made payments of INR 225.9 million as interest on bank overdrafts, interest on lease liability, vehicle loans and Payment of principal portion of lease liabilities etc.

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

        We made capital expenditures of INR 437.2 million and INR 899.3 million in fiscal years 2020 and 2019, respectively. In addition, we expect to spend an additional approximately INR 75 million to INR 100 million on capital expenditures during fiscal year 2021. Our capital expenditures have in principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

        As of March 31, 2020, Yatra India had obtained INR 103.72 million in bank guarantees from ICICI and ATB had also obtained INR 172.56 million in bank guarantees from ICICI Bank Limited and insurance of INR 281.94 million from IFFCO Tokio GIC in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association's bill settlement plan. During financial year 2019-20, ATB had also obtained INR 0.30 million bank guarantee from ICICI Bank Limited in favour of one of the Customer. ATB had pledged FDR totaling INR 34.81 million for providing Bank Guarantees. Additionally, Yatra India had pledged deposits totaling INR 31.36 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

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

Contractual Obligations

        Our contractual obligations as of March 31, 2020 are summarized below:

	Fiscal Year Ended March 31, 2020
Contractual Obligations (Amount in INR thousands)	Total	Less than 1 Year	1 - 3 Year	3 - 5 Year	More than 5 Year
Operating expenditures**	105,000	105,000	—	—	—
Vehicle loan	44,061	18,420	25,641	—	—
Lease liability	900,238	121,171	353,051	192,381	233,634
Lease—short term	139	139	—	—	—

Total	1,049,438	244,730	378,692	192,381	233,634

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

        Customer credit risk is managed by each business unit subject to the company's established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See Note 40 to our 2020 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

        The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See Note 40 to our 2020 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

        Foreign Currency Risk.    Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating transactions which are denominated in currency other than subsidiary's functional currency (foreign currency denominated receivables and payables). See Note 40 to our 2020 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2020

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

        The amendment will apply to the Company effective April 1, 2020 and has to be applied prospectively. Hence there is no impact on the consolidated financial statement.

  Definition of Material—Amendments to IAS 1 and IAS 8

        In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 to align the definition of 'material' across the standards and to clarify certain aspects of the definition. The new definition states that, 'Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.'

        The amendments clarify that materiality will depend on the nature or magnitude of information, or both. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements.

        The amendments explain that information is obscured if it is communicated in a way that would have a similar effect as omitting or misstating the information. Material information may, for instance, be obscured if information regarding a material item, transaction or other event is scattered throughout the financial statements or disclosed using a language that is vague or unclear. Material information can also be obscured if dissimilar items, transactions or other events are inappropriately aggregated, or conversely, if similar items are inappropriately disaggregated.

        The amendments are effective for annual periods beginning on or after 1 January 2020, though early application is permitted.

        The Group does not expect the amendment to have any material impact on our evaluation of materiality in relation to our financial statements.

  Classification of Liabilities as Current or Non-current- Amendments to IAS 1

        In January 2020, the Board issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

        The amendments clarify:

  •
  What is meant by a right to defer settlement

  •
  That a right to defer must exist at the end of the reporting period

  •
  That classification is unaffected by the likelihood that an entity will exercise its deferral right

  •
  That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

        The amendments are effective for annual periods beginning on or after 1 January 2022. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Covid-19-Related Rent Concessions—Amendment to IFRS 16

Effective for annual periods beginning on or after 1 June 2020.

        In May 2020, the IASB amended IFRS 16 Leases to provide relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. The amendment does not apply to lessors.

        As a practical expedient, a lessee may elect not to assess whether a covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
        The practical expedient applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic and only if all of the following conditions are met:

  •
  The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

  •
  Any reduction in lease payments affects only payments originally due on or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments before June 30, 2021 and increased lease payments that extend beyond June 30, 2021).

  •
  There is no substantive change to other terms and conditions of the lease.

        Lessees will apply the practical expedient retrospectively, recognising the cumulative effect of initially applying the amendment as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of the annual reporting period in which the amendment is first applied.

        A lessee will apply the amendment for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorised for issue at May 28, 2020.

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

        The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air ticketing			Hotel and Packages			Others			Total
Amount in INR thousands except %	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Revenue	5,012,931	3,449,265	2,609,518	6,628,236	4,914,420	3,601,798	607,346	994,895	1,048,039	12,248,513	9,358,580	7,259,355
Add.Customer promotional expenses		2,258,887	1,348,472		1,248,506	105,736		64,058	32,163	—	3,571,451	1,486,371
Service cost	—	—	—	(4,930,757)	(4,282,803)	(2,922,929)	—	—	—	(4,930,757)	(4,282,803)	(2,922,929)
Other Income										90,001	263,785	159,631

Adjusted Revenue	5,012,931	5,708,152	3,957,990	1,697,479	1,880,123	784,605	607,346	1,058,953	1,080,202	7,407,757	8,911,013	5,982,428

% of revenue	100.0%	100.0%	100.0%	25.6%	30.5%	21.2%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

        In addition to referring to Adjusted Revenue , we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration, impairment of goodwill and change in fair value of warrants.

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

  •
  Impairment of goodwill:  The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

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

        A limitation of using Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, re-measurement of contingent consideration, impairment of goodwill, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

        The following table reconciles our Profit/(loss) (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted EBITDA (Loss) (Amount in thousands)	2018	2019	2020
Loss for the period as per IFRS	(4,051,976)	(1,193,595)	(840,195)
Employee share-based compensation costs	729,920	282,883	5,135
Depreciation & Amortization	425,600	581,746	666,369
Share of loss of joint venture	10,559	12,772	10,784
Finance income	(91,912)	(41,310)	(58,641)
Finance costs	153,056	263,290	193,287
Change in fair value of warrants	563,253	(1,667,193)	(94)
Remeasurement of contingent consideration	294,344	485,282	(390,009)
Impairment of goodwill	—	—	221,999
Income tax expense/(credit)	56,887	47,837	69,805
Adjusted EBITDA (Loss)	(1,910,269)	(1,228,288)	(121,560)

        The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Results from Operations (Amount in thousands)	2018	2019	2020
Results from operations (as per IFRS)	(3,360,133)	(2,578,199)	(625,054)
Employee share-based compensation costs	729,920	282,883	5,135
Remeasurement of contingent consideration	294,344	485,282	(390,009)
Impairment of goodwill	—	—	221,999
Adjusted Results from Operations	(2,335,869)	(1,810,034)	(787,931)

*
Does not include "Share of loss of joint venture."

        The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Loss (Amount in thousands)	2018	2019	2020
Loss for the period (as per IFRS)	(4,051,976)	(1,193,595)	(840,195)
Employee share-based compensation costs	729,920	282,883	5,135
Net change in fair value of warrants	563,253	(1,667,193)	(94)
Remeasurement of contingent consideration	294,344	485,282	(390,009)
Impairment of goodwill	—	—	221,999
Adjusted Loss for the Period	(2,464,459)	(2,092,623)	(1,003,164)

        The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2018	2019	2020
Basic loss per share (as per IFRS)	(116.41)	(26.37)	(17.94)
Employee share-based compensation costs	20.91	6.41	0.11
Net change in fair value of warrants	16.42	(38.29)	—
Remeasurement of contingent consideration	8.43	10.98	(8.27)
Impairment of goodwill	—	—	4.71
Adjusted Basic loss Per Share	(70.65)	(47.28)	(21.39)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2018	2019	2020
Basic loss per share (as per IFRS)	(116.41)	(26.95)	(17.94)
Employee share-based compensation costs	20.91	6.39	0.11
Net change in fair value of warrants	16.42	(37.65)	—
Remeasurement of contingent consideration	8.43	10.96	(8.27)
Impairment of goodwill	—	—	4.71
Adjusted Basic loss Per Share	(70.65)	(47.25)	(21.39)

Safe Harbor

        This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information of our executive officers, directors and other key officers of the Company, and their ages as of March 31, 2020. Unless otherwise stated, the address for our directors and officers is Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector—20, Gurugram, Haryana—122008, India. .

Name	Age	Position
Dhruv Shringi	46	Chief Executive Officer and Class III Director
Anuj Kumar Sethi(4)	52	Principal Financial Officer and Principal Accounting Officer
Manish Amin	54	Chief Information and Technology Officer
Sean Aggarwal(1)	54	Non-Executive Class I Director
Neelam Dhawan(3)	60	Non-Executive Class I Director
Sanjay Arora(1)(2)(3)	52	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1)(2)(3)	58	Non-Executive Class II Director
Sudhir Kumar Sethi(2)(3)	62	Chairman of the Board and Non-Executive Class III Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of nominating and corporate governance committee.

(4)
Mr. Anuj Kumar Sethi is not a member of the Executive Management.

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

        Anuj Kumar Sethi.    Mr. Sethi appointed as Company's Principal Financial Officer and Principal Accounting Officer effective from October 18, 2019. He also serves as a director of our subsidiaries Air Travel Bureau Private Limited, Asia Consolidated DMC Pte. Ltd., Yatra TG Stays Private Limited, and Travel.Co.In Private Limited (TCIL), which are subsidiaries of Yatra India, and Adventure and Nature Network Private Limited, which is a joint venture of Yatra India. Prior to joining our Company, Mr. Sethi was Sr. Director Finance at CWT India Private Ltd. He had worked with CWT India Private limited from April 2000 to December 2011. He holds a degree of Cost and Works Accountant and B.Com degree from Punjab University.

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

        Sudhir Kumar Sethi.    Mr. Sethi has served as a non-executive member of our board of directors since March 2014. He is founder and chairman of Chiratae Ventures India Advisors Private Limited (Formerly known as IDG Ventures India Advisors Private Limited), in which role he has advised on investments in numerous companies the across digital consumer, enterprise software and healthcare sectors since 1998. In addition to leading Chiratae Ventures India Advisors Private Limited (Formerly known as IDG Ventures India Advisors Private Limited). He also served on the Executive Committee of Indian Venture Capital Association (IVCA), Investment Committee of UTI Ventures, on the Board of Ascent Capital, Advisory Board of Westbridge Capital and on the Board of Advisors at N.S. Raghavan Centre for Entrepreneurship, IIM Bangalore. He currently serves on the board of directors of several companies, including Brainbees Solutions Pvt. Ltd., Cure Fit Healthcare Pvt. Ltd. and Active Intelligence Pte Ltd and previously served on the board of directors of Myntra, which was acquired by Flipkart, and Manthan Systems. Mr. Sethi a B.Tech degree in engineering from IETE, Delhi and a Master of Business Administration degree from Faculty of Management Studies University, Delhi. Mr. Sethi is well qualified to serve as a director due to his extensive investment experience and his roles serving on the board of directors of other companies. Mr. Sethi has resigned from the Board effective June 30, 2020.

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

B.    Compensation

Non-Executive Director Compensation

        We pay the reasonable costs and expenses incurred in connection with attending meetings of our board of directors and our committees. In fiscal years 2015 and 2016, we paid no cash compensation to our non-executive directors. Starting January 2017, we pay a $15,000 annual base director's fee to each of our non-executive directors who are on the Board of the Company. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee will receive an additional cash retainer of $10,000 per year for a membership in each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination. Certain non-executive directors were also granted options to purchase 147,500 ordinary shares of the Company pursuant to the 2016 Stock Option and Incentive Plan. Mrs. Neelam Dhawan is entitled for an annual compensation of INR 3,500,000.

        During the financial year ended March 31, 2020, the company had incurred an expense of $125,342. During the financial year ended March 31, 2019, the company have paid $126,616 to our non-executive directors towards their director fees and cash retainers for the calendar year ending December 2019.

Executive Director and Other Senior Management Compensation

        The aggregate compensation, including benefits in kind, paid/accrued to our executive director and senior management for the year ended 2020, including benefits in kind but excluding any equity compensation, was INR 60.7 million. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see "—Share Options and Restricted Stock Awards" below.

Share Options and Restricted Stock Awards

        The two equity incentive plans described in this section are the Yatra Online, Inc. 2006 India Share Plan, or the 2006 Plan, and the 2016 Stock Option and Incentive Plan, or the 2016 Plan. As part of the Business Combination, we have granted 2 million restricted stock awards (RSAs) to certain employees of the Company, out of which 74,458 RSAs vested through December 16, 2016 (these RSAs are subject to a repurchase right on proportional basis over a period of 2 years from the date of the award at a nominal amount). During the fiscal year 2018, the Company has modified the vesting condition such that one-quarter of the remaining unvested RSAs vested on June 30, 2017 and the remaining rest three-fourths of the RSA will thereafter vest in six equal quarterly installments, the final installment to vest on December 15, 2018. In connection with this change, these awards became Restricted Stock Units, or RSUs. During the fiscal year 2020, the Company deferred vesting of 643,147 RSUs until December 31, 2020, at which point they will vest in full. The vesting of these stock units will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan).

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

        The Company also granted 480,000 RSUs to certain employees of the Company on January 30, 2018. These RSUs vest over a period of one year in equal quarterly installments, beginning on April 1, 2018. During the fiscal year 2020, the Company deferred vesting of 263,115 RSUs until December 31, 2020, at which point they will vest in full.

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

        The Company also granted 7,500 stock options to a non-executive director of the Company on November 28, 2018. vest over a period of one year in equal monthly installments commencing from first vesting on January 1, 2019 equivalent to one-twelfth of the total number of stock options, with the last such vesting on December 1, 2019.

        Subsequent to March 31, 2020, The Company has also granted 687,857 RSUs and 1,609,934 Performance Stock Units (PSUs) to certain employees of the Company in June, 2020. These RSUs will vest over a period of four years in equal monthly installments commencing from first vesting on July 1, 2020, with last such vesting on June 30, 2024. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $1.80 to $10.00.

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

2016 Plan

        On December 13, 2016, our board of directors approved the 2016 Plan and on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2020, we have reserved for issuance 8,943,801 authorized but unissued ordinary shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

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

        As of March 31, 2020, no cash incentive bonus has been granted.

        In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

        During the fiscal year 2020, we have granted Nil stock options (March 31, 2019: 7,500 and March 31, 2018: 140,000) to our directors and executive officers. As of March 31, 2020, 614,418 outstanding options were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options	Exercise Price	Grant Date	Expiry Date
63,604	$5.42	March 20, 2011	March 17, 2021
191,042	$4.34	August 1, 2014	July 29, 2024
75,829	$7.81	February 21, 2018	February 20, 2022
1,875	$5.50	November 28, 2018	December 27, 2022

Outstanding RSAs and RSUs

        During the fiscal year 2017, 42,008 RSAs and 1,812,909 RSUs were granted, pursuant to the Business Combination agreement, to our directors and executive officers, of which 42,008 RSAs and 1,169,762 RSUs fully vested as of March 31, 2019. The outstanding RSAs and RSUs granted to our directors and executive officers as of March 31, 2020 are as set forth in the following table:

Total RSAs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSAs	Exercise Price
42,008	—	—

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs		Exercise Price
1,812,909	643,147	*	—

*
Vesting of these RSUs was deferred until December 31, 2020. Also, the vesting of these RSU's will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan)

        During the year ended March 31, 2018, 504,796 RSUs were granted under our 2016 plan to our directors and executive officers, of which 211,681 fully vested and 10,000 got cancelled as of March 31, 2019. The outstanding RSUs to our directors and executive officers as of March 31, 2020 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs		Exercise Price
504,796	263,115	*	—

*
Vesting of these RSU's was deferred until December 31, 2020. Also, the vesting of these RSUs will accelerate in full upon a Sale Event (as defined in the 2016 Stock Option and Incentive Plan)

Employee Benefit Plans

        We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2018, 2019 and 2020, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all of our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 131.6 million, INR 130.4 million and INR 112.3 million, respectively.

Provident Fund

        In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees' Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 105.0 million, INR 105.9 million and INR 86.7 million in fiscal years 2018, 2019 and 2020, respectively.

Gratuity

        In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days' salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 26.6 million, INR 24.6 million and INR 25.6 million in fiscal years 2018, 2019 and 2020, respectively.

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

        Messrs. Amin have also entered into employment agreements with us, which agreements contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and each of the executives are obligated to provide the other party with three months' written notice to terminate the employment relationship. Alternatively, in lieu of providing three months' notice, we may elect to pay the executive a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that such executive is terminated by us for any one of the reasons enumerated in the agreement. Mr. Vaish resigned as of October 11, 2019.

C.    Board Practices

Board of Directors

        Our board of directors is comprised of five directors, at least a majority of whom qualify as "independent" directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our board of directors has determined that the following directors are independent: Sanjay Arora, Murlidhara Lakshmikantha Kadaba, Sean Aggarwal and Neelam Dhawan. Upon consummation of the Business Combination, Mr. Arora was designated to serve as a member of our board of directors by the Terrapin Sponsors.

        Our Articles of Association provide for a board of directors consisting of no less than one director, with all directors divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns on his or her own or is removed from office as described below.

  •
  the Class I directors are Sean Aggarwal and Neelam Dhawan and their terms will expire at our annual meeting of shareholders to be held in 2020;

  •
  the Class II directors are Sanjay Arora and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2021; and

  •
  the Class III director is Dhruv Shringi and his term was to expire at our annual meeting of shareholders which was to be held in 2019. Mr. Sudhir Sethi has resigned from the Board effective June 30, 2020.

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

        As of March 31, 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired will continue in their positions as directors until our next annual general meeting is held.

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

Compensation Committee

        The current members of our compensation committee are Neelam Dhawan, Murlidhara Kadaba and Sanjay Arora. Our board of directors has determined that all members of our Compensation Committee are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee's responsibilities include:

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

Nominating and Corporate Governance Committee

        The current members of our nominating and corporate governance committee are Sanjay Arora, Murlidhara Kadaba and Ms. Neelam Dhawan with Mr. Kadaba serving as its chairman. The nominating and corporate governance committee's responsibilities include:

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

Disclosure Committee

        We maintain a disclosure committee consisting of members of our executive management. The purpose of the disclosure committee is to oversee our system of disclosure controls and assist and advise the Chief Executive Officer and Principal Financial Officer and Principal Accounting Officer in making the required certifications in SEC reports. The disclosure committee was established to bring together on a regular basis representatives from our key business units and employees involved in the preparation of our financial statements to discuss any issues or matters of which the members are aware that should be considered for disclosure in our public SEC filings and review our draft periodic SEC reports prior to filing. The disclosure committee reports to our Chief Executive Officer and Principal Financial Officer and Principal Accounting Officer.

D.    Employees

        See "Item 4. Information on the Company—B. Business Overview—Employees."

E.    Share Ownership

        The following table sets forth the beneficial ownership of:

  •
  each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

  •
  each of our present directors;

  •
  each of our executive officers serving during the 2020 fiscal year; and

  •
  all of our current directors and executive officers as a group.

        Beneficial ownership has been determined as of March 31, 2020. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

        The information presented in the table below is based on 46,365,165 of our Ordinary Shares issued and outstanding on March 31, 2020 and assumes the conversion into Ordinary Shares of all (i) Yatra

USA Class F Shares, (ii) Class A non-voting Shares, (iii) Class F Shares and (iv) all convertible shares held at the subsidiary level that are convertible into our Ordinary Shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders:
Entities Affiliated with Nathan Leight(2)	7,579,567	15.15%
Macquarie Group Limited(3)	6,099,105	12.43%
Entities Affiliated with Altai Capital Management, LLC(4)	4,876,755	10.52%
RCH Ltd.(5)	3,783,948	7.55%
Entities Affiliated with Vincent C. Smith(6)	2,757,571	5.95%
Entities Affiliated MAK Capital One L.L.C.(7)	2,731,761	5.89%
E-18 Limited & Capital18 Fincap Private Limited(8)	2,496,165	5.38%
Entities Affiliated with Norwest Venture Partners(9)	2,392,168	5.16%
Executive Officers and Directors:
Dhruv Shringi(10)	705,731	1.87%
Manish Amin(11)	697,957	1.51%
Sean Aggarwal(12)	140,000	*
Sudhir Kumar Sethi(13)	—	—
Murlidhara Lakshmikantha Kadaba	—	—
Sanjay Arora(14)	194,226	*
Neelam Dhawan(15)	7,500	*
All directors and officers as a group (7 persons)	1,745,414	3.73%

*
Less than 1 percent.

(1)
Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector—20, Gurugram, Haryana—122008, India , India.

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

(3)
Consists of (i) 324,355 Ordinary Shares and warrants to purchase 46,458 Ordinary Shares held by Macquarie Corporate Holdings Pty Limited and (ii) 2,000,000 Ordinary Shares, 22,500 Yatra USA

  Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder), 22,500 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and warrants to purchase 2,645,000 Ordinary Shares held by MIHI LLC. MIHI LLC is an affiliate of Macquarie and Macquarie Capital. Macquarie Group Limited is the ultimate indirect parent of each of Macquarie Corporate Holdings Pty. Limited and MIHI LLC and may be deemed to beneficially own the company's shares held by them. The business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia. The business address of MIHI LLC is 125 West 55th Street, L-22, New York, New York 10019.

(4)
Based on Schedule 13G and the Schedule 13G/A filed with the SEC by Altai Capital Management, L.P. ("Investment Manager"), Altai Capital Management, LLC ("IMGP") and Rishi Bajaj on July 2, 2018, February 14, 2019 and February 13, 2020, respectively. Consists of 4,876,755 Ordinary Shares held for the account of Altai Capital Osprey, LLC ("Osprey") and accounts separately managed by Investment Manager (the "Separately Managed Accounts"). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 590, Newport Beach, California 92660.

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

(7)
Based on the Schedule 13G/A filed with the SEC by MAK Capital One L.L.C. ("Investment Manager"), Michael A. Kaufman ("Mr. Kaufman") and MAK Capital Fund LP ("MAK Fund" and collectively, the "Reporting Persons") on February 13, 2020, respectively. Consists of 2,731,761 Ordinary Shares. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(8)
Consists of 1,926,397 Ordinary Shares held by E-18 Limited (merged into Network18 Media & Investments Limited) and 569,768 Ordinary Shares issuable upon swap of Ordinary Shares of Yatra Online Private Limited held by Network 18 Media and Investment Ltd. (Formerly known as Capital18 Fincap Private Limited), together, the E-18 Entities. Network18 Media & Investments Limited, a company registered in India is the holding company of the E-18 Entities. The business addresses for E-18 Limited (merged into Network18 Media & Investments Limited)and Capital18 Fincap Private Limited are First Floor, Empire Complex, 414- Senapati Bapat Marg, Lower Parel Mumbai, Mumbai City—400013, Maharashtra, India, respectively.

(9)
Consists of (i) 1,196,084 Class A non-voting shares held of record by Norwest Venture Partners IX, LP (Partners IX) and (ii) 1,196,084 Class A non-voting shares held of record by Norwest Venture Partners X, LP (Partners X and together with Partners IX, Norwest Venture Partners). Class A non-voting shares have substantially the same rights as our Ordinary Shares but have no voting rights. NVP Associates, LLC (NVP) is the managing member of the general partners of Norwest Venture Partners, and shares voting and dispositive power over the shares held by Norwest Venture Partners. Promod Haque, Jeffrey Crowe and Matthew Howard, as co-chief executive officers of NVP and members of the general partners, may be deemed to share voting and dispositive power with respect to the shares held of record by Norwest Venture Partners. The business address for each of these entities is c/o Promod Haque, 525 University Ave, Ste 800, Palo Alto, California 94301.

(10)
Consists of 469,291 Ordinary Shares and options to purchase 236,440 Ordinary Shares that are exercisable within 60 days of March 31, 2020.

(11)
Consists of 680,673 Ordinary Shares and options to purchase 17,284 Ordinary Shares that are exercisable within 60 days of March 31, 2020.

(12)
Consists of 140,000 Ordinary Shares.

(13)
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

(14)
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

(15)
Consists of 7,500 Ordinary Shares.

Significant Changes

  •
  Pursuant to Schedule 13G/A filed with the SEC on August 20, 2019, Reliance Infrastructure Limited ceased to be a beneficial owner of 5% or more of our Ordinary Shares.

  •
  Pursuant to Schedule 13G/A filed with the SEC on February 14, 2020, Entities Affiliated with MAK Capital One L.L.C. became a beneficial owner of 5% or more of our Ordinary Shares.

        To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

        As of July 10, 2020, we estimate that:

  •
  approximately 94% of our outstanding ordinary shares were held in the United States by 7 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company),

  •
  approximately 100% of our outstanding Class F Shares were held in the United States by approximately 8 holders of record, and

  •
  approximately 100% of our outstanding Class A Shares were held in the United States by 2 holders of record.

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

        On May 16, 2020 Yatra Online, Inc. and the the subsidiary of the Group Yatra Online Private Limited (Yatra India) entered into a Share Subscription Agreement with Reliance Retail Ltd. whereas a part of consideration of the said preload agreement is agreed to be paid by Yatra India to Reliance Retail Ltd. through issuance of Equity Shares of Yatra India which may be swapped into the Ordinary Shares of the Company pursuant to terms of such Share Subsription Agreement.

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

Transactions pursuant to Service Agreements

        Pursuant to service agreements with the below mentioned companies (along with their affiliates) that have a significant influence on the Group, we have provided travel and trade related services of Nil, INR 405, INR 176,252, and INR 110,973 in fiscal years 2020, 2019 and 2018 respectively:

  a.
  Network 18 Media and Investment Ltd. and group companies

  b.
  Reliance Capital Limited and its group companies

  c.
  IDG Ventures India Advisors Private Limited

        The Company has also availed the insurance and communication services of Reliance General Insurance Company Limited, Reliance Jio Infocomm Limited and Reliance Infocomm Limited at a cost of INR 698, INR 489 and INR 11,497 in fiscal years 2020, 2019 and 2018, respectively.

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

Dividend Distribution Policy

        We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of the respective jurisdictions of organization of our subsidiaries, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. For example, the dividend-paying ability of our subsidiaries including Yatra India and ATB may be limited by covenants contained in the agreements governing their respective outstanding debt arrangements, which prevent them from paying dividends or making distributions to us under certain circumstances (e.g., the failure to make payments, or the occurrence of an event of default, under such agreements). Our ability to pay dividends may, therefore, also be restricted.

B.    Significant Changes

        Except for (i) the Ebix Merger Agreement described in "Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement," and (ii) the consummation of the offering described in "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds," there have been no significant subsequent events following the close of the last financial year up to the date of this Annual Report that are known to us and that require disclosure in this Annual Report.

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

        Also, as mentioned above, the Indian tax consequences summarized below are from the perspective of investors who are non-residents in India per the provisions of IT Act. Investors who qualify as residents in India shall remain liable for Indian taxes in respect of their global income.

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

        The tax rate for long-term capital gains arising on sale of shares which are not listed on a recognized stock exchange in India is 10% (as per section 112(1)(c)(iii) of the IT Act) (plus applicable surcharge and cess) subject to the applicable tax treaty benefit.

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

Implications under Section 56 of the IT Act

        Section 56(2)(x) of the Income Tax Act provides for taxability in the hands of the purchaser of shares, if the purchase is made without consideration or for consideration less than the Fair Market Value of such shares. If any transfer of shares is undertaken at less than FMV of such shares, the difference between the FMV of such shares and purchase consideration would be taxable in the hands of purchaser as "income from other sources" and taxed at the tax rate applicable to regular income. The formula for computing FMV of listed shares takes into account market value of such shares. In case of quoted shared, the traded value of such shares represents the FMV of listed shares.

Taxation of Distributions.

        Up to March 31, 2020, dividend income was exempt from tax for shareholders, during he said period the effective rate of Dividend Distribution Tax (DDT) was payable by the Company at 20.5553%. Earlier the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding 1,000,000.

        The Finance Act 2020 has replaced the Dividend Distribution Tax (DDT) with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with Multilateral Instruments (MLI) as applicable) subject to conditions specified under the Income Tax Act.

        Further the Finance Act 2020 has restored the section 80M of Income Tax Act to prevent the cascading effect of imposition of tax on dividend on same profits, by providing that where a domestic company declares dividend, out of dividend received from another domestic or foreign company or business trust, it shall be allowed in computing the total income of such domestic company, a deduction of an amount equal to so much of the amount of income by way of dividends received from such other domestic company or foreign company or business trust as does not exceed the amount of dividend distributed by it up to one month prior to the due date of filing Income Tax Return.

        Further the Finance Act 2020 amended section 57 of Income Tax Act to provide that no deduction shall be allowed from dividend income, other than deduction on account of interest expense and in any previous year such deduction shall not exceed twenty percent of the dividend income included in the total income for that year without deduction under section 57 of Income Tax Act.

Taxation of Employee Stock Options.

        Through the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a "perquisite". This treatment extends to all options granted under a company's stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head "salaries" and subject to tax at the rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about Yatra through our corporate website https://www.yatra.com. The information contained in both websites is not incorporated by reference into this annual report.

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

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On June 23, 2020, we completed a follow-on public offering in which we offered and sold an aggregate of 12,500,000 ordinary shares, at a public offering price of $0.80 per share. On June 24, 2020, pursuant to the underwriters' full exercise of their option to purchase additional shares, we sold an additional 1,875,000 ordinary shares in the offering at the public offering price. The aggregate price of the offering amount registered and sold was $11.4 million, of which we received net proceeds of $10.5 million. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. Yatra used the net proceeds from the offering for general corporate and business purposes.The effective date of our registration statement on Form F-3 (File number: 333-224661) was May 24, 2018. H.C. Wainwright & Co. acted as sole book-running manager for the offering.

ITEM 15.    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group "Principal Financial officer and Principal Accounting Officer", has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

        Based on their evaluation as of March 31, 2020, our group chief executive officer and group "Principal Financial officer and Principal Accounting Officer" have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group "Principal Financial officer and Principal Accounting Officer", as appropriate to allow timely decisions about required disclosures.

B.    Management's Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and "Principal Financial officer and Principal Accounting Officer" and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

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

        Management assessed the Company's internal control over financial reporting as of March 31, 2020, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company's overall control environment.

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

        Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2020, March 31, 2019 and March 31, 2018 for which audited statements appear in this Annual Report.

        The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2020 and 2019.

	Fiscal
	2019	2020
Audit fees (audit and review of financial statements)	INR 29,037	INR 26,513
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	4,893	—
Tax fees (other certifications and tax advisory services)	7,272	—
All Other fees (advisory services)	—	10,208

Total	41,202	INR 36,721

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The following table provides information about purchases by us during fiscal year 2019 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 3/31/2019	18,892	INR 593.85	11,219,014	NIL
4/1/2019 - 3/31/2020	NIL	NIL	NIL	NIL
4/1/2020 - 4/30/2020	NIL	NIL	NIL	NIL
5/1/2020 - 5/31/2020	NIL	NIL	NIL	NIL
6/1/2020 - 6/30/2020	NIL	NIL	NIL	NIL
Total	18,892	593.85	11,219,014	NIL

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

ITEM 18.    FINANCIAL STATEMENTS

  •
  Our consolidated financial statements are included in this Annual Report at pages F-1 through [F-83].

ITEM 19.    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

1.1		Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant's Form F-4/A filed on November 15, 2016).
2.1		Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant's Form F-1/A filed on February 9, 2017).
2.2		Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant's Form F-1/A filed on February 9, 2017).
4.1		Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form F-4/A filed on November 21, 2016).
4.2		2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant's Form F-4/A filed on November 21, 2016).
4.3	#	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated December 29, 2015 (incorporated by reference to Exhibit 10.4 to the Registrant's Form F-4/A filed on November 15, 2016).
4.4		Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant's Form F-4/A filed on November 21, 2016).
4.5		Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant's Form F-4/A filed on November 15, 2016).

4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant's Form F-4/A filed on November 21, 2016).
4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant's Form F-4/A filed on November 21, 2016).
4.8	Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant's Form F-4/A filed on November 21, 2016).
4.9	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F filed on July 31, 2018).
4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.13		2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's Form S-8 filed on June 5, 2017).
4.14		Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Asia Consolidated DMC Pte. Ltd. and Innoven Capital Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.28 to the Registrant's Form F-1 filed on December 19, 2017).
4.15		Term Loan Agreement, dated September 12, 2017, by and among the Registrant, Yatra Online Private Limited and Innoven Capital India Private Limited (incorporated by reference to Exhibit 10.29 to the Registrant's Form F-1 filed on December 19, 2017).
4.16		Indenture for Senior Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the Registrant's Form F-3 filed on May 3, 2018).
4.17		Indenture for Subordinated Debt Securities, dated May 3, 2018 between the Registrant and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.6 to the Registrant's Form F-3 filed on May 3, 2018).
4.18		Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant's Form F-3 filed on May 3, 2018).
4.19		Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant's Form F-3 filed on May 3, 2018).
4.20		Deed of Hypothecation, dated September 12, 2017, by and between Innoven Capital India Private Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 4.25 to the Registrant's Form F-3 filed on May 3, 2018).
4.21		Unconditional Guarantee, dated September 12, 2017, by and among Yatra Online, Inc., Innoven Capital India Private Limited and Yatra Online Private (incorporated by reference to Exhibit 4.26 to the Registrant's Form F-3 filed on May 3, 2018).
4.22		Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant's Foreign Report on Form 6-K filed on January 31, 2019).
4.23		Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Benett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).
4.24	†	Merger Agreement, by and among Ebix, Inc., EbixCash Travels, Inc. and Yatra Online, Inc., dated as of July 16, 2019 (incorporated by reference to Exhibit 2.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed on July 17, 2019).
4,25		Credit Arrangement Letter, dated August 14, 2018, between Air Travel Bureau Limited (n/k/a Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant's Annual Report on Form 20-F/A filed on August 5, 2019).
4.26		Facility Agreement, dated August 16, 2018, between Air Travel Bureau Limited (n/k/a Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.26 to the Registrant's Annual Report on Form 20-F/A filed on August 5, 2019).

4,27		Renewal Credit Arrangement Letter, dated May 28, 2019, between Air Travel Bureau Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.27 to the Registrant's Annual Report on Form 20-F/A filed on August 5, 2019).
4,28		Amendatory Credit Arrangement Letter, dated April 16, 2019, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.28 to the Registrant's Annual Report on Form 20-F/A filed on August 5, 2019).
4,29		Supplemental and Amendatory Agreement to the Facility Agreement, dated June 7, 2019, between Air Travel Bureau Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.29 to the Registrant's Annual Report on Form 20-F/A filed on August 5, 2019).
4,30	+†	Global Agreement, dated July 1, 2017, between Yatra Online Private Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant's Annual Report on Form 20-F/A filed on August 5, 2019).
8.1		List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant's Form F-1 filed on January 23, 2017)
12.1	*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	*	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	**	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.
101.INS		XBRL Instance Document
101.SCH		XBRL Taxonomy Extension Schema Document
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB		XBRL Taxonomy Extension Label Linkbase Document
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*
Filed herewith

**
Furnished herewith.

#
Confidential treatment requested

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. (the Company) as of March 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
July 31, 2020

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2020

(Amount in thousands, except per share data and number of shares)

		Year Ended March 31,
		2018	2019	2020
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Revenue
Rendering of services	8	11,746,416	8,420,104	6,265,274	83,105
Other revenue	9	502,097	938,476	994,081	13,186

Total revenue		12,248,513	9,358,580	7,259,355	96,291

Other income	10	90,001	263,785	159,631	2,117
Service cost		4,930,757	4,282,803	2,922,929	38,771
Personnel expenses	11	2,902,840	2,550,214	1,777,273	23,574
Marketing and sales promotion expenses		4,153,920	809,996	196,209	2,603
Other operating expenses	12	3,285,530	3,975,805	2,259,261	29,968
Depreciation and amortization	13	425,600	581,746	666,369	8,839
Impairment of goodwill	20	—	—	221,999	2,945

Results from operations		(3,360,133)	(2,578,199)	(625,054)	(8,292)

Share of loss of joint venture	14	(10,559)	(12,772)	(10,784)	(143)
Finance income	15	91,912	41,310	58,641	778
Finance cost	16	(153,056)	(263,290)	(193,287)	(2,564)
Change in fair value of warrants—(loss)/ gain		(563,253)	1,667,193	94	1

Loss before taxes		(3,995,089)	(1,145,758)	(770,390)	(10,220)

Tax expense	17	(56,887)	(47,837)	(69,805)	(926)

Loss for the period		(4,051,976)	(1,193,595)	(840,195)	(11,146)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement (loss)/gain on defined benefit plan	31	(4,860)	(5,526)	24,515	325
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	31	(9,879)	(4,834)	(28,658)	(380)

Other comprehensive loss for the period, net of tax		(14,739)	(10,360)	(4,143)	(55)

Total comprehensive loss for the period, net of tax		(4,066,715)	(1,203,955)	(844,338)	(11,201)

Loss attributable to:
Owners of the Parent Company		(3,993,140)	(1,148,203)	(833,808)	(11,060)
Non-controlling interest		(58,836)	(45,392)	(6,387)	(86)

Loss for the period		(4,051,976)	(1,193,595)	(840,195)	(11,146)

Total comprehensive loss attributable to:
Owners of the Parent Company		(4,007,784)	(1,158,484)	(838,302)	(11,121)
Non-controlling interest		(58,931)	(45,471)	(6,036)	(80)

Total comprehensive loss for the period		(4,066,715)	(1,203,955)	(844,338)	(11,201)

Loss per share	18
Basic		(116.41)	(26.37)	(17.94)	(0.24)
Diluted		(116.41)	(26.95)	(17.94)	(0.24)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position

as at March 31, 2020

(Amount in thousands, except per share data and number of shares)

		March 31, 2019	March 31, 2020
	Notes	INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	155,434	62,563	830
Right-of-use assets	44	—	538,422	7,142
Intangible assets and goodwill	20	2,236,481	1,702,693	22,585
Prepayments and other assets	21	7,866	3,114	41
Other financial assets	22	30,631	30,233	401
Term deposits	23	23,548	800	11
Other non-financial assets	24	254,914	223,618	2,966
Deferred tax asset	25	123,169	93,831	1,245

Total non-current assets		2,832,043	2,655,274	35,221
Current assets
Inventories		3,807	2,490	33
Trade and other receivables	26	4,921,270	2,368,395	31,415
Prepayments and other assets	21	899,908	851,950	11,301
Income tax receivable		495,583	486,261	6,450
Other current financial assets	27	232,287	273,926	3,633
Term deposits	23	1,005,985	754,524	10,008
Cash and cash equivalents	28	2,161,014	1,365,370	18,111

Total current assets		9,719,854	6,102,916	80,951

Total assets		12,551,897	8,758,190	116,172

Equity and liabilities
Equity
Share capital	29	713	714	9
Share premium	29	18,884,105	18,889,154	250,553
Treasury shares	29	(11,219)	(11,219)	(149)
Other capital reserve	30	735,988	689,295	9,143
Accumulated deficit		(17,256,409)	(18,053,916)	(239,474)
Foreign currency translation reserve		6,571	(22,087)	(293)

Total equity attributable to equity holders of the Company		2,359,749	1,491,941	19,789

Total non-controlling interest		19,421	19,033	252

Total equity		2,379,170	1,510,974	20,041

Non-current liabilities
Borrowings	32	24,587	485,587	6,441
Trade and other payables	33	3,097	27,774	368
Deferred tax liability	25	42,503	37,645	499
Employee benefits	34	81,849	56,837	754
Deferred revenue	35	96,392	232,069	3,078
Other financial liabilities	36	94	2	1
Other non-financial liability	37	2,303	—	—

Total non-current liabilities		250,825	839,914	11,141
Current liabilities
Borrowings	32	1,151,818	1,039,498	13,788
Trade and other payables	33	5,264,949	2,859,370	37,930
Employee benefits	34	97,156	79,396	1,053
Deferred revenue	35	579,319	125,847	1,669
Income taxes payable		4,080	204	3
Other financial liabilities	36	1,756,203	1,342,337	17,805
Other current liabilities	38	1,068,377	960,650	12,742

Total current liabilities		9,921,902	6,407,302	84,990

Total liabilities		10,172,727	7,247,216	96,131

Total equity and liabilities		12,551,897	8,758,190	116,172

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2017	633	14,438,936	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569
Loss for the year	—	—	—	(3,993,140)	—	—	(3,993,140)	(58,836)	(4,051,976)
Other comprehensive loss
Foreign currency translation differences loss	—	—	—	—	—	(9,879)	(9,879)	—	(9,879)
Remeasurement loss on defined benefit plan	—	—	—	(4,765)	—	—	(4,766)	95	(4,860)

Total other comprehensive loss	—	—	—	(4,765)	—	(9,879)	(14,645)	(94)	(14,739)

Total comprehensive loss	—	—	—	(3,997,906)	—	(9,879)	(4,007,784)	58,931	(4,066,715)
Share-based payments	—	—	—	2,802	727,118	—	729,920	—	729,920
Transaction with equity shareholders*	—	(112,406)	—	—	—	—	(112,406)	—	(112,406)
Exercise of options	5	636,085	24,287	—	(650,860)	(1,177)	8,340	—	8,340
Issuance of warrants	—	—	—	—	23,258	—	23,258	—	23,258
Contingent dividend	—	—	—	2,755	—	—	2,755	—	2,755
Change in non-controlling interest**	—	—	—	(6,487)	—	—	(6,487)	6,488	—

Total contribution by owners	5	523,679	24,287	(930)	99,516	(1,177)	645,380	6,488	651,867

Balance as at March 31, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)

*
Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

**
Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.22% as of March 31, 2018 (98.20% as of March 31, 2017)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling Interest	Total equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)
Effect of adoption of new accounting standards updated	—	—	—	(38,110)	—	—	(38,110)	—	(38,110)

Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,040,376)	832,964	11,215	(263,028)	(361)	(263,389)

Loss for the period	—	—	—	(1,148,203)	—	—	(1,148,203)	(45,392)	(1,193,595)
Other comprehensive loss
Foreign currency translation differences loss	—	—	—	—	—	(4,834)	(4,834)	—	(4,834)
Remeasurement loss on defined benefit plan	—	—	—	(5,447)	—	—	(5,447)	(79)	(5,526)

Total other comprehensive loss	—	—	—	(5,447)	—	(4,834)	(10,281)	(79)	(10,360)

Total comprehensive loss	—	—	—	(1,153,650)	—	(4,834)	(1,158,484)	(45,471)	(1,203,955)
Share based payments	—	—	650	2,870	279,363	—	282,883	—	282,883
Exercise of options	4	357,981	18,215	—	(376,339)	190	51	—	51
Issuance of shares	71	3,667,843	—	—	—	—	3,667,914	—	3,667,914
Cost of issuance of shares	—	(104,334)	—	—	—	—	(104,334)	—	(104,334)
Change in non-controlling interest*	—	—	—	(65,253)	—	—	(65,253)	65,253	—

Total contribution by owners	75	3,921,490	18,865	(62,383)	(96,976)	190	3,781,261	65,253	3,846,514

Balance as at March 31, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

*
Transaction with non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.53% as of March 31, 2019 (98.22% as of March 31, 2018). (refer to Note 6)

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non- controlling interest	Total equity
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170
Effect of adoption of new accounting standards (refer note 2.2)	—	—	—	(28,562)	—	—	(28,562)	(431)	(28,993)

Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,284,971)	735,988	6,571	2,331,187	18,990	2,350,177

Loss for the period	—	—	—	(833,808)	—	—	(833,808)	(6,387)	(840,195)
Other comprehensive loss
Foreign currency translation differences loss	—	—	—	—	—	(28,658)	(28,658)	—	(28,658)
Remeasurement gain on defined benefit plan	—	—	—	24,164	—	—	24,164	351	24,515

Total other comprehensive loss	—	—	—	24,164	—	(28,658)	(4,494)	351	(4,143)

Total comprehensive loss	—	—	—	(809,644)	—	(28,658)	(838,302)	(6,036)	(844,338)
Transactions with owners, recorded directly in equity contributions by owners
Share based payments	—	—	—	46,778	(41,643)	—	5,135	—	5,135
Exercise of options	1	5,049	—	—	(5,050)	—	—	—	—
Change in non-controlling interest*	—	—	—	(6,079)	—	—	(6,079)	6,079	—

Total contribution by owners	1	5,049	—	40,699	(46,693)	—	(944)	6,079	5,135

Balance as at March 31, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

*
Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.56% as of March 31, 2020 (98.53% as of March 31, 2019), (refer to Note 6).

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows

for the year ended March 31, 2020

(Amount in thousands, except per share data and number of shares)

		March 31
	Notes	2018	2019	2020
		INR	INR	INR	USD (refer to Note 2.4)
Cash flows from operating activities:
Loss before tax		(3,995,089)	(1,145,758)	(770,390)	(10,220)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	425,600	581,746	666,369	8,839
Contingent dividend		(292)	—	—	—
Gain on termination of leases	10	—	—	(27,241)	(361)
Change in fair value of contingent consideration	43	294,344	485,282	(390,009)	(5,173)
Finance income	15	(83,041)	(39,486)	(27,817)	(369)
Finance costs	16	125,342	147,705	166,134	2,204
Impairment of goodwill	20	—	—	221,999	2,945
Unrealized foreign exchange gain		(4,392)	(15,866)	(10,932)	(145)
Gain on disposal of property, plant and equipment	10	(1,370)	(5,050)	(4,842)	(64)
Change in fair value of warrants		563,253	(1,667,193)	(94)	(1)
Excess provision written back	10	(42,614)	(31,832)	(58,590)	(777)
Advances/provision written off	12	11,703	10,299	12,364	164
Trade and other receivables provision / written-off	12	119,388	304,663	93,000	1,234
Share of loss of a joint venture	14	10,559	12,772	10,784	143
Share-based payment expense	11	729,920	282,883	5,135	68
Working capital changes:
Decrease/ (increase) in trade and other receivables		(824,920)	(1,316,454)	2,489,784	33,025
Decrease/ (increase) in inventories		(4,006)	20,142	1,428	19
Increase/ (decrease) in trade and other payables		1,898,796	(920,858)	(2,887,757)	(38,304)
Direct taxes paid (net of refunds)		(105,122)	(245,129)	(39,681)	(526)

Net cash used in operating activities		(881,941)	(3,542,134)	(550,356)	(7,299)

Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	(353,457)	(253,448)	—	—
Investment in joint venture	14	—	—	(3,500)	(46)
Purchase of property, plant and equipment		(223,215)	(30,157)	(15,572)	(207)
Proceeds from sale of property, plant and equipment		2,297	10,553	23,404	310
Purchase/development of intangible assets		(353,061)	(394,147)	(203,751)	(2,703)
Investment in term deposits		(5,262,906)	(2,634,374)	(1,091,549)	(14,479)
Proceeds from term deposits		7,404,456	2,640,748	1,383,049	18,345
Interest received		6,945	10,500	4,562	61

Net cash from/(used in) investing activities		1,221,059	(650,325)	96,643	1,281

Cash flows from financing activities:
Payment of principal portion of lease liabilities	44	—	—	(47,340)	(628)
Payment of interest portion of lease liabilities	44	—	—	(56,394)	(748)
Proceeds from issue of share capital (net of cost of issuance of shares)		5,801	3,563,630	—	—
Transaction with equity shareholders	29	(112,406)	—	—	—
Proceeds of borrowings	32	1,400,239	—	—	—
Repayment of borrowings	32	(595,734)	(502,362)	(342,591)	(4,544)
Repayment of vehicle loan	32	(17,804)	(24,312)	(25,870)	(343)
Proceeds from invoice discounting	32	—	—	917,166	12,166
Repayment of invoice discounting	32	—	—	(665,262)	(8,824)
Interest paid on term loan	16	(61,906)	(72,281)	(16,876)	(224)
Interest paid on vehicle loan	16	(4,092)	(4,830)	(2,382)	(32)
Interest paid on bank overdraft	16	(36,916)	(55,265)	(93,922)	(1,246)

Net cash from/(used in) financing activities		577,182	2,904,580	(333,471)	(4,423)

Net increase/ (decrease) in cash and cash equivalents		916,300	(1,287,879)	(787,184)	(10,441)
Effect of exchange differences on cash and cash equivalents		16,144	186,477	69,742	925
Cash and cash equivalents at the beginning of the year		1,532,629	2,465,073	1,363,671	18,088

Closing cash and cash equivalents at the end of the year		2,465,073	1,363,671	646,229	8,572

Components of cash and cash equivalents:
Cash on hand		2,511	2,859	1,742	23
Balances with banks
On current account		2,218,400	1,756,322	1,089,764	14,455
On deposit accounts		11,099	—	—	—
Fixed deposits with banks		—	—	250,000	3,316
Cash in transit		23,902	11,498	—	—
Credit card collection in hand		209,161	390,335	23,864	317
Total cash and cash equivalents	28	2,465,073	2,161,014	1,365,370	18,111
Less: Bank overdrafts	32	—	(797,343)	(719,141)	(9,539)

Total cash and cash equivalents		2,465,073	1,363,671	646,229	8,572

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

1. Corporate information

        Yatra Online, Inc. (the "Parent Company") together with its subsidiaries (collectively, "the Company", "We" or the "Group") and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is a public limited company incorporated and domiciled and incorporated in Cayman Islands; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. The Company's ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange. Additional information in relation to the Group structure is provided in Note 6.

2. Significant accounting policies

2.1   Basis of preparation

        The consolidated financial statements for March 31, 2020 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        The Accounting policies have been consistently applied by the Group for all the periods presented in these financial statements, except in relation to the new standards adopted on April 1, 2019 (Refer Note 2.2).

        The consolidated financial statements of the Company for the year ended March 31, 2020 were authorized for issuance by the Parent's board of directors on July 31, 2020.

        The consolidated financial statements are prepared on historical cost basis, except for financial instruments which are classified as fair value through profit or loss or fair value through other comprehensive income/ loss.

        All amounts have been rounded to the nearest thousand, unless otherwise indicated.

2.2   New standards, interpretations and amendments adopted by the Group

IFRS 16 Leases

        IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognise most leases on the balance sheet.

        The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of April 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        The effect of adoption IFRS 16 as at April 1, 2019 (increase/(decrease)) is, as follows:

	As at March 31, 2019	Adjustments due to adoption of IFRS 16	Balance at April 1, 2019
Assets
Non-current assets
Property, plant and equipment	155,434	(6,294)	149,140
Right-of-use assets	—	189,988	189,988
Deferred tax asset	123,169	1,039	124,208
Other non-financial assets	254,914	(12,922)	241,992
Equity and liabilities
Equity
Accumulated deficit	(17,256,409)	(28,562)	(17,284,971)
Total non-controlling interest	19,421	(431)	18,990
Non-current liabilities
Borrowings	24,587	164,168	188,755
Other non-financial liability	2,303	(2,303)	—
Current liabilities
Borrowings	1,151,818	42,156	1,193,974
Other current liabilities	1,068,377	(3,217)	1,065,160

        The Group has lease contracts for buildings, motor vehicles and other equipments. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease.

        Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases except for short-term leases. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

        Refer to Note 2.5 for the accounting policy of leases.

Leases previously classified as finance leases

        The Group did not change the initial carrying amounts of recognised assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognised under IAS 17). The requirements of IFRS 16 were applied to these leases from April 1, 2019.

Leases previously accounted for as operating leases

        The Group recognised right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases. The right-of-use assets for most leases were recognised based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application, adjusted for any related prepaid and

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

accrued lease payments previously recognised. Lease liabilities were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. For more information on incremental borrowing rate, refer to Note 4.2.

        The Group also applied the available practical expedients wherein it:

  a)
  Used a single discount rate to a portfolio of leases with reasonably similar characteristics

  b)
  Applied the short-term leases exemptions to leases with lease term that ends within 12 months of the date of initial application

  c)
  Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

  d)
  Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease

Based on the above, as at April 1, 2019:

  •
  Right-of-use assets of INR 189,988 were recognised and presented separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of INR 6,294 that were reclassified from Property, plant and equipment.

  •
  Additional lease liabilities of INR 210,130 (included in Interest bearing loans and borrowings) were recognised.

  •
  Other non-financial assets of INR 12,922 and Other current liabilities of INR 3,217 related to previous operating leases were derecognised.

  •
  Deferred tax liabilities decreased by INR 1,039 because of the deferred tax impact of the changes in assets and liabilities.

  •
  The net effect of these adjustments had been adjusted to retained earnings INR 28,562 and non-controlling interest INR 431.

        The lease liabilities as at April 1, 2019 can be reconciled to the operating lease commitments as of March 31, 2019, as follows:

Assets	April 1, 2019
Operating lease commitments as at April 1, 2019	759,046
Weighted average incremental borrowing rate as at April 01, 2019	14.40%
Discounted operating lease commitments as at April 01, 2019	226,839
Less:
Commitments relating to short-term leases	(20,515)
Add:
Commitments relating to leases previously classified as finance leases	3,806

Lease liabilities as at April 1, 2019	210,130

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

        The Company adopted IFRIC 23 effective April 1, 2019. The adoption has no material impact on the consolidated financial statements.

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

        The Company adopted IAS 19 effective April 1, 2019. The adoption has a no material impact on the consolidated financial statements.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Group companies

        On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2020, March 31, 2019 and March 31, 2018, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

        Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

Convenience translation

        The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2020, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2020 and consolidated statement of cash flows for the year ended March 31, 2020 were converted into USD at the exchange rate of 75.39 INR per USD, which is based on the noon buying rate as at March 31, 2020, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS. Such convenience translation is not subject to audit by the Company's Independent Registered Public Accounting Firm.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Air Ticketing

        We receive commissions or service fees from the travel supplier/bank and/or travelling customer. Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis. Both the performance obligations are satisfied on issuance of airline ticket to the traveler. We record a allowance for cancellations at the time of the transaction based on historical experience.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        The Group receives upfront fee from Global Distribution System ("GDS") providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system, as the group recognizes revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement, in both cases using such GDS platforms, and the balance amount is recognized as deferred revenue under contract liabilities. The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives and select loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

which when incurred are recorded as a reduction from revenue with effect from April 1, 2018 after the adoption of IFRS-15.

Finance income and costs

        Finance income comprises interest income on term deposits. Interest income is recognized as it accrues in the statement of profit or loss and other comprehensive loss, using the effective interest rate method (EIR).

        Finance cost comprises interest expense on borrowings, interest expense on lease liability and unwinding of the discount on provisions. Interest expense is recognized in the statement of profit or loss and other comprehensive loss using EIR.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        Deferred tax relating to items recognized outside consolidated statement of profit or loss are recognized outside profit or loss. Deferred tax items are recognized, in correlation to the underlying transaction either in other comprehensive income/loss or directly in equity.

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

        The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Leases policy prior to April 1, 2019

Group as a lessee

        The Group's lease asset classes primarily consist of leases for buildings, motor vehicles and other equipment. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

i)     Right-of-use assets

        The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets

        The Group applies a single recognition and measurement approach for all leases, except for short-term leases (twelve months or less). The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

        Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

2. Significant accounting policies (Continued)

        The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

        ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets.

ii)    Lease liabilities

        At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term.

        In calculating the present value of lease payments, the Group uses its incremental borrowing rate in the country of domicile of these leases at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or change in the lease payments.

        The Group's lease liabilities are included in Borrowings.

Short-term leases and leases of low-value assets

        The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

        The adoption of IFRS 16 has resulted in additional disclosures. Refer to Note 44.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

  •
  The rights to receive cash flows from the asset have expired, or

  •
  The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Group has transferred substantially all the risks

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

        For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

        The amendment will apply to the Company effective April 1, 2020 and has to be applied prospectively. Hence there is no impact on the consolidated financial statement.

  Definition of Material—Amendments to IAS 1 and IAS 8

        In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 to align the definition of 'material' across the standards and to clarify certain aspects of the definition. The new definition states that, 'Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.'

        The amendments clarify that materiality will depend on the nature or magnitude of information, or both. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements.

        The amendments explain that information is obscured if it is communicated in a way that would have a similar effect as omitting or misstating the information. Material information may, for instance, be obscured if information regarding a material item, transaction or other event is scattered throughout the financial statements or disclosed using a language that is vague or unclear. Material information can also be obscured if dissimilar items, transactions or other events are inappropriately aggregated, or conversely, if similar items are inappropriately disaggregated.

        The amendments are effective for annual periods beginning on or after 1 January 2020, though early application is permitted.

        The Group does not expect the amendment to have any material impact on our evaluation of materiality in relation to our financial statements.

  Classification of Liabilities as Current or Non-current- Amendments to IAS 1

        In January 2020, the Board issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

3. Standards and interpretations issued but not effective (Continued)

        The amendments clarify:

  •
  What is meant by a right to defer settlement

  •
  That a right to defer must exist at the end of the reporting period

  •
  That classification is unaffected by the likelihood that an entity will exercise its deferral right

  •
  That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

        The amendments are effective for annual periods beginning on or after 1 January 2022. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Covid-19-Related Rent Concessions—Amendment to IFRS 16

Effective for annual periods beginning on or after 1 June 2020.

        In May 2020, the IASB amended IFRS 16 Leases to provide relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. The amendment does not apply to lessors.

        As a practical expedient, a lessee may elect not to assess whether a covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

        The practical expedient applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic and only if all of the following conditions are met:

  •
  The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

  •
  Any reduction in lease payments affects only payments originally due on or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments before June 30, 2021 and increased lease payments that extend beyond June 30, 2021).

  •
  There is no substantive change to other terms and conditions of the lease.

        Lessees will apply the practical expedient retrospectively, recognising the cumulative effect of initially applying the amendment as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of the annual reporting period in which the amendment is first applied.

        A lessee will apply the amendment for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorised for issue at May 28, 2020.

        The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

        The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

Determining the lease term of contracts with renewal and termination options—Group as lessee

        The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

4. Significant accounting judgments, estimates and assumptions (Continued)

        The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation to the leased asset).

        The Group included the renewal period as part of the lease term for leases of plant and machinery with shorter non-cancellable period (i.e., three to five years). The Group typically exercises its option to renew for these leases because there will be a significant negative effect on production if a replacement asset is not readily available. The renewal periods for leases of plant and machinery with longer non-cancellable periods (i.e., 10 to 15 years) are not included as part of the lease term as these are not reasonably certain to be exercised. In addition, the renewal options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, is not exercising any renewal options. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised. Refer to Note 44 for information on potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Property lease classification—Group as lessor

        The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a major part of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that it retains substantially all the risks and rewards incidental to ownership of these properties and accounts for the contracts as operating leases.

4.2   Significant accounting estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

a)
Impairment reviews

        Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm's length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows are

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

4. Significant accounting judgments, estimates and assumptions (Continued)

derived from the budget for the next five and Seven years, however as at March 31, 2020 management has used a longer period due to impact of COVID-19 and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

4. Significant accounting judgments, estimates and assumptions (Continued)

assumptions. All assumptions are reviewed at each reporting date. Also refer to Note 34 for assumptions and sensitivities.

f)
Estimating the incremental borrowing rate

        The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group 'would have to pay', which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Information about Reportable Segments:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31			March 31			March 31			March 31
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Segment revenue	5,012,931	5,708,152	3,957,989	6,628,236	6,162,926	3,707,534	607,346	1,058,953	1,080,202	12,248,513	12,930,031	8,745,725
Service cost	—	—	—	(4,930,757)	(4,282,803)	(2,922,929)	—	—	—	(4,930,757)	(4,282,803)	(2,922,929)

Segment results	5,012,931	5,708,152	3,957,989	1,697,479	1,880,123	784,605	607,346	1,058,953	1,080,202	7,317,756	8,647,228	5,822,796
Other income										90,001	263,785	159,631
Unallocated expenses										(10,342,290)	(10,907,467)	(5,719,112)

Operating loss (before depreciation and amortization)										(2,934,533)	(1,996,454)	263,315
Finance cost										(153,056)	(263,290)	(193,287)
Depreciation and amortization										(425,600)	(581,746)	(666,369)
Impairment of goodwill										—	—	(221,999)
Finance income										91,912	41,310	58,641
Share of loss of joint venture										(10,559)	(12,772)	(10,784)
Change in fair value of warrants- gain/(loss)										(563,253)	1,667,193	94

Loss before taxes										(3,995,089)	(1,145,758)	(770,390)
Tax expense										(56,887)	(47,837)	(69,805)

Loss for the period										(4,051,976)	(1,193,596)	(840,195)

        Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

5. Segment information (Continued)

        Reconciliation of information on Reportable Segments to IFRS measures:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31			March 31			March 31			March 31
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Segment revenue	5,012,931	5,708,152	3,957,989	6,628,236	6,162,926	3,707,534	607,346	1,058,953	1,080,202	12,248,513	12,930,031	8,745,725
Less: customer inducement and acquisition costs**	—	(2,258,887)	(1,348,471)	—	(1,248,506)	(105,736)	—	(64,058)	(32,163)	—	(3,571,451)	(1,486,370)

Revenue	5,012,931	3,449,265	2,609,518	6,628,236	4,914,420	3,601,798	607,346	994,895	1,048,039	12,248,513	9,358,580	7,259,355
Unallocated expenses										(10,342,290)	(10,907,467)	(5,719,112)
Less: customer inducement and acquisition costs**										—	3,571,451	1,486,370

Unallocated expenses										(10,342,290)	(7,336,016)	(4,232,742)

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

        Non-current assets are disclosed based on respective physical location of the assets

	Non-current Assets*
	March 31, 2019	March 31, 2020
India	2,385,110	2,302,389
Others	6,805	1,288

Total	2,391,915	2,303,677

*
Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

5. Segment information (Continued)

Major Customers:

        Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group's revenues.

6. Group information

        The consolidated financial statements of the Group include:

Information about Group subsidiaries:

% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2019	March 31, 2020
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100	100
Yatra USA Corp	Investment Company	USA	100***	100***
Yatra USA, LLC	Travel & Travel related services	USA	100	100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100	100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100	100
Yatra Online Private Limited	Travel & Travel related services	India	98.53*	98.56**
Yatra Corporate Hotel Solutions P. Ltd.	Travel & Travel related services	India	98.53*	98.56**
TSI Yatra Private Limited	Travel & Travel related services	India	98.53*	98.56**
Yatra TG Stays Private Limited	Travel & Travel related services	India	98.53*	98.56**
Yatra Hotel Solutions Private Limited	Travel & Travel related services	India	98.53*	98.56**
Air Travel Bureau Private Limited	Travel & Travel related services	India	98.53*/****	98.56**/****
Travel.Co.In Limited (TCIL)	Travel & Travel related services	India	98.53*/*****	98.56**/*****

*
Remaining shares of 1.47% are held by the minority shareholder as at March 31, 2019. Includes the impact of the shares which are pending allotment as on March 31, 2019 to THCL Travel Holding Cyprus Limited in Yatra Online Private Limited.

**
Remaining shares of 1.44% are held by the minority shareholder as at March 31, 2020.

***
Includes 21.08% (March 31, 2019: 31.74%) Class F Shares owned by Terrapin 3's founder stockholders having no voting right. Terrapin 3's founder stockholders also own Class F Shares in the Company having no economic value and have an exchange right to acquire Ordinary Shares of the Company. During the year MIHI LLC (Macquarie Group Ltd.), Class F shareholder of Yatra USA Corp has exchanged 1,083,281 Class F Shares with the Ordinary Shares of Yatra Online, Inc.. Also, 1,060,781 Class F shares held by MIHI LLC (Macquarie Group Ltd.) in Yatra Online, Inc. have been converted into Ordinary Shares thereof at 0.00001 conversion ratio. Refer to Note 29.

****
During the financial year ending March 31, 2018, the company had acquired 51% shareholding in ATB on August 4, 2017, with the obligation to acquire the remaining 49% shareholding pursuant to the terms of Share Purchase Agreement (SPA). Refer to Note 43 and 45.

*****
During the financial year ending March 31, 2019, the company had acquired 100% shareholding in Travel.Co.In Limited on February 8, 2019. Refer to Note 43.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

6. Group information (Continued)

Joint Venture

        The group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2019: 50%). For more detail, refer to Note 14.

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

	Carrying value		Fair value
	As at March 31, 2019	As at March 31, 2020	As at March 31, 2019	As at March 31, 2020
Financial assets
Assets carried at amortized cost
Trade and other receivables	4,921,270	2,368,395	4,921,270	2,368,395
Cash and cash equivalents	2,161,014	1,365,370	2,161,014	1,365,370
Term deposits	1,029,533	755,324	1,029,533	755,324
Other financial assets	265,915	307,700	265,915	307,700

Total	8,377,732	4,796,789	8,377,732	4,796,789

Financial liabilities
Liabilities carried at fair value
Share warrants	383,793	418,266	383,793	418,266
Liability for acquisition of business	1,190,009	800,000	1,190,009	800,000

Total	1,573,802	1,218,266	1,573,802	1,218,266

Liabilities carried at amortized cost
Trade and other payables	5,268,046	2,887,144	5,268,046	2,887,144
Borrowings	1,179,560	986,529	1,179,560	986,529
Other liabilities	542,054	310,051	542,054	310,051

Total	6,989,660	4,183,724	6,989,660	4,183,724

Fair value hierarchy

        The table below analysis financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  •
  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

  •
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

  •
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	1,029,533	—	1,029,533
Other financial assets	—	265,915	—	265,915

Total assets	—	1,295,448	—	1,295,448

Liabilities carried at fair value
Warrants	383,699	—	94	383,793
Liability for business acquisition	—	—	1,190,009	1,190,009
Liabilities carried at amortized cost
Borrowings	—	1,179,560	—	1,179,560

Total Liabilities	383,699	1,179,560	1,190,103	2,753,363

	March 31, 2020
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	—	755,324	—	755,324
Other financial assets	—	307,700	—	307,700

Total assets	—	1,063,024	—	1,063,024

Liabilities carried at fair value
Warrants	418,264	—	2	418,266
Liability for business acquisition	—	—	800,000	800,000
Liabilities carried at amortized cost
Borrowings	—	986,529	—	986,529

Total Liabilities	418,264	986,529	800,002	2,204,795

        There were no transfers between Level 1, Level 2 and Level 3 during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

Valuation Techniques and significant unobservable inputs

        The following tables show the valuation techniques used in measuring fair values at March 31, 2019 and March 31, 2020 as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
A. Financial Instruments measured at fair value:
Warrants

Black-Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.

		Expected term: 1.66 years (PY: 2.16 years) Risk free rate: 0.22% (PY 2.24%)	The estimated fair value would increase (decrease) if: • the expected term were higher (lower) • the risk free rate were higher (lower)
Quoted Warrants	Fair market value	—	—
Liability for business acquisition (refer to Note 43)	Actual as per the terms of share purchase agreement	Adjusted earning of acquired entity	—
B. Financial Instruments for which fair value is disclosed:
Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	—
Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	—
Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	—

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

7. Fair value measurement (Continued)

        Below is reconciliation of fair value measurements categorized within level 1 & level 3 of the fair value hierarchy

	April 1, 2018	Advance Paid towards Final Payment	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2019	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2020
Macquarie Corporate Holdings Pty Limited—Ordinary Warrants	84	—	5	5	94	(92)		2
Quoted Warrants	1,914,520	—	(1,667,198)	136,377	383,699	—	34,565	418,264
Liability for business acquisition (refer to Note 43)	904,727	(200,000)	485,282	—	1,190,009	(390,009)		800,000

Total	2,819,331	(200,000)	(1,181,911)	136,382	1,573,802	(390,101)	34,565	1,218,266

8. Rendering of services

8.1   Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,
	2018	2019	2020
Air Ticketing	5,012,931	3,449,265	2,609,518
Hotels and Packages	6,628,236	4,914,420	3,601,798
Other Services	105,249	56,419	53,958

Total	11,746,416	8,420,104	6,265,274

8.1   Contract balances

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

	March 31,
	2019	2020
Contract Assets	22,584	—

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

8. Rendering of services (Continued)

Changes in contract assets are as follows:

	March 31,
	2019	2020
Balance at the beginning of the year	17,279	22,584
Revenue recognised during the year	22,584	—
Adjustment during the year	—	(14,400)
Billed during the year	(17,279)	(8,183)

Balance at the end of the year	22,584	—

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

	March 31,
	2019	2020
Advance from customer (refer to Note 38)	702,444	774,673
Deferred revenue (refer to Note 35)	675,711	357,916

Total Contract liabilities	1,378,155	1,132,589

        As at March 31, 2019, INR 702,444of advance consideration received from customers for travel bookings was reported within contract liabilities, INR 629,398 of which was applied to revenue and INR 6,882 was refunded to customers during the year ended March 31, 2020. As at March 31, 2020, the related balance was INR 774,673.

        No information is provided about remaining performance obligations at March 31, 2020 that have an original expected duration of one year or less, as allowed by IFRS 15.

9. Other revenue

	March 31,
	2018	2019	2020
Marketing revenue	502,097	938,476	994,081

Total	502,097	938,476	994,081

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

9. Other revenue (Continued)

        Primarily comprising advertising revenue, voucher sales and fees for facilitating website access to travel insurance providers.

10. Other income

	March 31,
	2018	2019	2020
Excess provision written back	15,441	22,063	38,973
Government grant	69,573	233,180	86,810
Gain on termination of leases	—	—	27,241
Gain on sale of property, plant and equipment (net)	1,369	5,050	4,842
Miscellaneous income	3,618	3,492	1,765

Total	90,001	263,785	159,631

        Government grant includes the Company's entitlement to receive duty credit scrips as grant under Service Exports from India Scheme (SEIS) from the Government of India on achievement of certain conditions as notified under the scheme. Such scrips can be utilized against the payment of custom duty at the time of import of goods or services to India. Refer to note 27 for more details.

        Government grant includes the Company's entitlement to receive grant under "Singapore's Resilience Budget" from the Singapore Government on achievement of certain conditions as notified under the scheme. Refer to note 27 for more details.

        Excess provision written back represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

11. Personnel expenses

	March 31,
	2018	2019	2020
Salaries, wages and other short term employee benefits	1,981,076	2,076,918	1,608,958
Contributions to defined contribution plans	104,958	105,863	86,678
Expenses related to defined benefit plans (refer to Note 34)	26,589	24,575	25,642
Share based compensation costs	729,920	282,883	5,135
Employee welfare expenses	60,297	59,975	50,860

Total	2,902,840	2,550,214	1,777,273

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

12. Other operating expenses

	March 31,
	2018	2019	2020
Commission	894,504	936,557	626,468
Communication	283,091	331,520	169,242
Legal and professional fees	308,625	336,183	471,761
Outsourcing fees	40,242	126,753	190,892
Payment gateway and other charges	743,018	985,488	748,714
Advances provision/written-off (refer to Note 21)	9,165	10,299	12,364
Trade and other receivables provision/written-off (refer to Note 26)	125,193	304,663	93,000
Duties and taxes	95,413	(29,595)	36,486
Rent	178,650	193,348	55,007
Repairs and maintenance	91,154	91,282	78,797
Travelling and conveyance	138,242	119,108	69,930
Insurance	39,117	42,791	50,891
Remeasurement of contingent consideration (refer to Note 43)	294,344	485,282	(390,009)
Corporate social responsibility (CSR) expense	10,245	1,564	8,202
Miscellaneous expenses	34,527	40,562	37,516

Total	3,285,530	3,975,805	2,259,261

13. Depreciation and amortization

	March 31,
	2018	2019	2020
Depreciation	104,550	123,781	85,509
Amortization	321,050	457,965	502,992
Depreciation on right of use assets	—	—	77,868

Total	425,600	581,746	666,369

14. Investment in joint venture

        The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

        Group contributed during the financial year ended March 31, 2020: 3,500 (March 31, 2019: Nil and March 31, 2018: Nil) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder's meetings.

        Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture (Continued)

financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2019	2020
Current assets, including cash and cash equivalents INR 270 (March 31, 2019: INR 5,779)	8,573	2,615
Non-current assets	168	72
Current liabilities	(69,327)	(77,863)
Non-current liabilities	(156)	(134)

Equity	(60,742)	(75,310)

Group's carrying amount of the investment	(30,371)	(37,655)

Transferred to other liabilities (refer to Note 38)	30,371	37,655

Net carrying amount of investment	—	—

Summarized statement of profit or loss of ANN:

	March 31,
	2018	2019	2020
Revenue	12,181	14,110	8,688
Administrative expenses, including depreciation INR 96 (March 31, 2019: INR 146 and March 31, 2018: INR 173)	(33,215)	(37,817)	(25,322)
Finance cost	(84)	(1,836)	(4,934)

Loss before tax	(21,118)	(25,543)	(21,568)
Income tax expense	—	—	—

Loss for the year	(21,118)	(25,543)	(21,568)

Group's share of loss for the year	(10,559)	(12,772)	(10,784)

        The joint venture had contingent liabilities as at March 31, 2020 : 4,459 (March 31, 2019 : 3,904). The joint venture had no capital commitments as at March 31, 2020 and as at March 31, 2019. ANN can't distribute its profits without the consent from the two venture partners.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

15. Finance Income

	March 31,
	2018	2019	2020
Interest income on :
—Bank deposits	74,197	30,801	22,594
—Others	8,870	1,824	26,502
Foreign exchange gain (net)	—	—	4,322
Unwinding of discount on other financial assets	8,845	8,685	5,223

Total	91,912	41,310	58,641

16. Finance cost

	March 31,
	2018	2019	2020
Bank charges	22,334	29,891	27,154
Foreign exchange loss (net)	8,154	85,694	—
Interest on borrowings	122,568	145,976	106,328
Interest on lease liability	—	—	56,394
Unwinding of discount on other financial liability	—	1,729	3,411

Total	153,056	263,290	193,287

17. Income taxes

        Loss for the year before income taxes is as follows:

	March 31,
	2018	2019	2020
Domestic	(1,481,129)	1,448,942	(316,792)
Foreign operations	(2,513,960)	(2,594,700)	(453,598)

Total	(3,995,089)	(1,145,758)	(770,390)

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

17. Income taxes (Continued)

        The major components of income tax expense for the years ended 31 March, 2018, 2019 and 2020 are:

	March 31,
	2018	2019	2020
Current Period	74,583	75,347	46,924
Current income tax expenses	74,583	75,347	46,924
Origination and reversal of temporary differences	(17,696)	(10,865)	22,881
Current year losses for which deferred tax is recognised	—	(16,645)	—
Deferred tax (benefit)/expense	(17,696)	(27,510)	22,881

Total income tax expenses as reported in statement of profit or loss	56,887	47,837	69,805

        Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2018	2019	2020
Loss for the year	(4,051,976)	(1,193,595)	(840,195)
Income tax expense/(reversal)	56,887	47,837	69,805

Loss before income taxes	(3,995,089)	(1,145,758)	(770,390)

Expected tax expense at statutory income tax rate	(769,353)	(631,000)	(37,172)
Non-deductible expenses	107,541	(32,884)	(118,005)
Utilization of previously unrecognised tax losses	(5,342)	(10,463)	—
Recognition of previously unrecognised tax losses	—	—	17,696
Current year losses for which no deferred tax asset was recognized	887,997	638,730	167,129
Change in unrecognised temporary differences	(177,244)	82,109	27,000
Effect of change in tax rate	12,462	1,949	10,339
Others	827	(604)	2,818

	56,887	47,837	69,805

        The domicile of the Parent Company is Cayman Islands. The Group's two major tax jurisdictions are India and Singapore with tax rates ranging between 25.17% to 31.20% (March 31, 2019: 26% to 31.20% and March 31, 2018: 25.75% to 34.61%) in India and 17% (March 31, 2019: 17% and March 31, 2018: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

18. Loss per share

        Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

        The following reflects the income and share data used in the basic and diluted loss per share computations:

	March 31,
	2018	2019	2020
Loss attributable to ordinary shareholders—Basic	(3,993,140)	(1,148,203)	(833,808)
Weighted average number of ordinary shares outstanding used in computing basic/diluted loss per share	34,301,152	43,543,991	46,477,249
Basic loss per share	(116.41)	(26.37)	(17.94)

        The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2018	2019	2020
Loss attributable to ordinary shareholders—Basic	(3,993,140)	(1,148,203)	(833,808)
Add: Loss attributable to non-controlling interest	—	(45,392)	—

Loss attributable to ordinary shareholders—Dilutive	(3,993,140)	(1,193,595)	(833,808)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	34,301,152	44,286,393	46,477,249
Diluted loss per share	(116.41)	(26.95)	(17.94)

        Refer to Note 29 for the detailed movement in share capital during the financial year.

        Loss attributable to shareholders is allocated equally for each class of share.

        At March 31, 2020, 5,258 ordinary shares (March 31, 2019: 137,785 and March 31, 2018: 993,737), issuable against employee share options and restricted share, 742,402 ordinary shares (March 31, 2019: Nil and March 31, 2018: 742,402) issuable against conversion right with subsidiary's equity shares and Nil ordinary shares (March 31, 2019: 34 and March 31, 2018: 791), issuable against equity instruments, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

        There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements, other than the one disclosed in note 46.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
Gross block
At March 31, 2018	65,101	368,243	17,212	137,941	42,422	630,919
Acquisitions through business combinations (refer to Note 43)	—	260	—	—	—	260
Additions	1,744	20,702	1,123	15,400	3,544	42,513
Disposals/adjustment	(9,985)	(3,148)	(2,070)	(15,202)	(1,654)	(32,059)
Effects of movements in foreign exchange rates	56	(26)	16	1,034	20	1,100

At March 31, 2019	56,916	386,031	16,281	139,173	44,332	642,733

Effect of adoption of new accounting standards (Refer to Note 2.2)	—	—	—	(38,256)	—	(38,256)

At April 1, 2019	56,916	386,031	16,281	100,917	44,332	604,477

Additions	—	5,143	211	9,781	2,338	17,473
Disposals/adjustment	(54,846)	(52,465)	(9,136)	(39,420)	(10,485)	(166,352)
Effects of movements in foreign exchange rates	80	22	19	0	26	147

At March 31, 2020	2,150	338,731	7,375	71,278	36,211	455,745

Depreciation
At March 31, 2018	39,043	249,726	10,981	64,200	25,275	389,225
Charge for the year	19,407	66,373	2,078	28,849	7,074	123,781
Disposals/adjustment	(9,985)	(3,225)	(1,855)	(10,536)	(939)	(26,540)
Effects of movements in foreign exchange rates	66	57	9	690	11	833

At March 31, 2019	48,531	312,931	11,213	83,203	31,421	487,299

Effect of adoption of new accounting standards (Refer to Note 2.2)	—	—	—	(31,962)	—	(31,962)

At April 1, 2019	48,531	312,931	11,213	51,241	31,421	455,337

Charge for the year	6,279	52,332	1,823	19,426	5,649	85,509
Disposals/adjustment	(52,741)	(52,417)	(8,247)	(24,588)	(9,806)	(147,799)
Effects of movements in foreign exchange rates	80	17	16	—	22	135

At March 31, 2020	2,149	312,863	4,805	46,079	27,286	393,182

Net block
At March 31, 2019	8,385	73,100	5,068	55,970	12,911	155,434

At March 31, 2020	1	25,868	2,570	25,199	8,925	62,563

        The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR 52,865 (March 31, 2019: INR 65,290) are pledged.

        The carrying value of vehicles held under vehicle loan have a gross book value of INR 55,176 (March 31, 2019: INR 88,735), depreciation charge for the year of INR 11,643 (March 31, 2019:

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment (Continued)

INR 19,913), accumulated depreciation of INR 31,170 (March 31, 2019: INR 39,668), net book value of INR 24,006 (March 31, 2019: INR 49,067). Vehicles are pledged as security against the related vehicle loan.

        In the statement of cash flows, proceeds from vehicle loan of INR 1,075 (March 31, 2019:INR 12,294 and March 31, 2018:INR 25,406) has been adjusted against purchase of property, plant and equipment

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development	Total
Gross block
At March 31, 2018	1,617,972	56,298	222,169	134,682	20,061	271,329	961,186	112,128	3,395,825
Acquisitions through business combinations (refer to Note 43)	683	—	—	5,654	2,110	—	53,913	—	62,360
Additions	433,075	—	—	—	—	—	—	399,270	832,345
Disposals/adjustment	—	—	—	—	—	—	—	(425,542)	(425,542)
Effects of movements in foreign exchange rates	67	2,911	—	—	—	—	—	—	2,978

At March 31, 2019	2,051,797	59,209	222,169	140,336	22,171	271,329	1,015,099	85,856	3,867,966

Additions	225,118	—	—	—	—	—	—	194,616	419,734
Disposals/adjustment	—	—	—	—	—	—	—	(228,551)	(228,551)

At March 31, 2020	2,276,915	59,209	222,169	140,336	22,171	271,329	1,015,099	51,920	4,059,148

Amortization and Impairment
At March 31, 2018	875,850	51,446	149,507	5,986	6,266	81,507	—	—	1,170,562
Charge for the year	411,648	1,400	17,097	9,214	4,669	13,937	—	—	457,965
Disposals	—	—	—	—	—	—	—	—	—
Effects of movements in foreign exchange rates	46	2,911	—	—	0	—	—	—	2,958

At March 31, 2019	1,287,544	55,757	166,604	15,200	10,935	95,444	—	—	1,631,485

Charge for the year	454,866	1,679	17,097	10,392	5,021	13,937	—	—	502,992
Disposals	—	—	—	—	—	—	—	—	—
Impairment	—	—	—	—	—	—	221,999	—	221,999
Effects of movements in foreign exchange rates	(20)	—	—	—	—	—	—	—	(20)

At March 31, 2020	1,742,389	57,436	183,701	25,592	15,956	109,382	221,999	—	2,356,455

Net block
At March 31, 2019	764,253	3,452	55,565	125,136	11,236	175,885	1,015,099	85,856	2,236,481

At March 31, 2020	534,525	1,773	38,468	114,744	6,215	161,947	793,100	51,920	1,702,693

        The Group has taken bank guarantee facility against which Computer software and Websites & intellectual property rights of a subsidiary of the Group amounting to INR 539,073 (March 31, 2019: INR 536,298) are pledged.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

	March 31,
	2019	2020
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited*	549,996	327,997
Air Travel Bureau Limited (refer to Note 43)	307,520	307,520
Travel.Co.In Limited (TCIL)(refer to Note 43)	53,913	53,913

Total	1,015,099	793,100

*
The recoverable amount of the CGU as at March 31, 2020, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a seven-year period. The projected cash flows have been updated to reflect the decreased demand for products and services. The pre-tax discount rate applied to cash flow projections is 20.14% (March 31, 2019: 18%) and cash flows beyond the five-year period are extrapolated using a 4.5% growth rate (March 31, 2019: 5.0%) that is the same as the long-term average growth rate for the hotel industry. Basis this, it was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of INR 221,999 in the current year against goodwill with a carrying amount of 549,996 as at March 31, 2019. The impairment charge is recorded in the statement of profit or loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill (Continued)

The key assumptions used in value in use calculations:

	March 31,
	2019	2020
Discount rate	18%	20.14% - 20.29%
Terminal Value growth rate	5%	4.5%
EBITDA margin over next 5 and 7 years (March 31, 2019: 5 years)	8.7% - 46.7%	(66.3)% - 35.0%

        The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Sensitivity change in assumptions

        Based on the above, except as disclosed above, in case of "Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited", no other impairment was identified as of March 31, 2020 and March 31, 2019 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation's sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

21. Prepayments and other assets

	March 31,
Current	2019	2020
Advance to vendors (net of allowance)	746,513	706,317
Advance to joint venture (refer to note 42)	30,385	34,200
Balance with statutory authorities	47,865	43,626
Prepaid expenses	72,148	64,266
Due from employees	2,997	3,541

Total	899,908	851,950

Non-current
Prepaid expenses	1,527	1,216
Defined benefit plan asset (refer to Note 34)	6,339	1,898

	7,866	3,114

        Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

21. Prepayments and other assets (Continued)

        The movement in the allowance for doubtful advances:

	March 31,
	2019	2020
Balance at the beginning of the year	9,630	16,234
Provisions accrued during the year	10,299	12,364
Amount written off during the year	(3,695)	(4,064)

Balance at the end of the year	16,234	24,534

22. Other financial assets, Non-current

	March 31,
	2019	2020
Security deposits	30,356	30,233
Interest accrued on term deposits	275	—

Total	30,631	30,233

        Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2020, remaining tenure for security deposits ranges from 3 to 8 years.

        In the statement of cash flows, interest reinvested on term deposits amounted to INR Nil (March 31, 2019: INR 1,097) has been adjusted against interest received under investing activities.

23. Term deposits

	March 31,
	2019	2020
Fixed deposits with banks	1,029,533	755,324

Total	1,029,533	755,324

Non-current	23,548	800
Current	1,005,985	754,524

Total	1,029,533	755,324

        Term deposits as on March 31, 2020, include INR 633,323 (March 31, 2019: INR 1,010,328) pledged with banks against bank guarantees and credit card facility (Refer to Note 32). Tenure for term deposits range from 1 year to 2 years.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

24. Other non-financial assets, non-current

	March 31,
	2019	2020
Fair value adjustment—financial assets	30,696	—
Restricted asset	224,218	223,618

Total	254,914	223,618

Non-current	254,914	223,618
Current	—	—

Total	254,914	223,618

        Fair value adjustment—financial assets represents unamortised portion of the difference between the fair value of the financial assets (security deposit) on initial recognition and the amount paid.

        Restricted asset include INR 189,267 (March 31, 2019: 189,267) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, INR 8,468 (March 31, 2019: 8,468) in respect of refund claim application with the service tax authorities, INR 25,000 (March 31, 2019: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India and INR 883 (March 31, 2019: 1,483) in respect of amount paid under protest to Goods and Services Tax (GST) department. The service tax and GST amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

25. Deferred Tax

Unrecognised Deferred Tax Assets

        Deferred tax assets have not been recognized in respect of the following items:

	As at March 31,
	2019	2020
Deductible temporary differences	243,932	273,825
Tax loss carry forward and unabsorbed depreciation	3,249,820	3,259,415

Total	3,493,752	3,533,240

        In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 888,226 (March, 2019: 743,384) and tax losses of INR 8,843,057 (March, 2019: 9,376,379) and unabsorbed depreciation of INR 1,858,662 (March 31, 2019: 1,262,313), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2028 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax (Continued)

Recognised Deferred Tax Assets and Liabilities

	For the Year Ended March 31,
	2019	2020
Deferred tax assets are attributable to the following—
Property, plant and equipment and intangible assets	22,136	12,673
Trade and other receivables	55,649	54,379
Rent Equalisation reserve	680	—
Employee benefits	16,260	9,394
Minimum alternate tax recoverable	1,754	—
Unutilise business losses	16,645	—
Provision for expenses	7,349	15,570

Deferred tax asset	120,473	92,016

OCI gratuity	2,696	1,815

Total deferred tax asset (A)	123,169	93,831

Deferred tax liablities are attributable to the following—
Property, plant and equipment & intangible assets	(42,503)	(37,645)

Total deferred tax liability (B)	(42,503)	(37,645)

Net deferred tax asset (A-B)	80,666	56,186

Particulars	Balance as on March 31, 2019	Impact on adoption of IFRS 16	Recognised in profit or loss	Recognised in other comprehensive income	Unused/ utilized tax credit	Balance as on March 31, 2020
Property, plant and equipment intangible assets, and ROU assets	(20,367)	1,718	(6,324)	—	—	(24,973)
Trade and other receivables	55,649	—	(1,270)	—	—	54,379
Rent equalization reserve	680	(680)	—	—	—	—
Employee benefit	8,651	—	743	—	—	9,394
Minimum alternate tax recoverable	1,754	—	—	—	(1,754)	—
Unutilise business losses	16,645	—	(16,645)	—	—	—
Provision for expenses	14,958	—	613	—	—	15,571
OCI gratuity	2,696	—		(881)	—	1,815

Deferred tax assets	80,666	1,038	(22,883)	(881)	(1,754)	56,186

        Pursuant to the section 115JB of Indian Income Tax Act, Group's subsidiaries in India have calculated their tax liability for current income taxes after considering Minimum Alternate Tax (MAT). The excess tax paid under MAT provisions being over and above regular tax liability can be carried

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax (Continued)

forward and set off against future tax liabilities computed under regular tax provisions. Accordingly, a deferred income tax asset of Nil (March 31, 2019: INR 1,101) has been recognized on the balance sheet as on March 31, 2020, which can be carried forward for a period of fifteen years from the year of recognition.

        Pursuant to The Taxation Laws (Amendment) Ordinance, 2019 (Ordinance) issued during the current financial year, the tax rates have changed with effect from 1 Apr 2019, and the Group has adopted the revised tax rates from April 1, 2019 for few of it's subsidiaries (i.e. TSI Yatra Private Limited, Middle East Travel Management Company Private Limited, Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited) and Yatra Hotel solutions private limited). Further, for other Indian entities, management is yet to decide whether to opt for the revised rates. If these changes were not considered by the group during the current financial year, deferred tax asset would have been increased by INR 10,616. The tax charge or (credit) for the year would have been increased by INR 6,278.

26. Trade and other receivables

	March 31,
	2019	2020
Trade receivables (net of allowance)	4,830,072	2,256,524
Receivables from joint venture (refer to note 42)	—	7,993
Receivable from other related parties (refer to note 42)	4,280	3,808
Refund and other receivable (net of allowance)	64,334	100,070

Total	4,898,686	2,368,395
Contract Assets (refer to note 8)	22,584	—

	22,584	—

Total	4,921,270	2,368,395

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

26. Trade and other receivables (Continued)

        The movement in the allowance for expected credit loss and amounts impaired in respect of trade, refund & other receivables and contract assets during the year was as follows:

	March 31,
	2019	2020
Balance at the beginning of the year	194,302	486,254
Provisions accrued during the year	304,663	93,000
Amount written off during the year	(12,964)	(28,919)
Effect of movement in exchange rate	253	4,391

Balance at the end of the year	486,254	554,726

27. Other financial assets, current

	March 31,
	2019	2020
Interest accrued on term deposits	2,404	5,702
Interest accrued on advances to related parties (refer to note 42)	1,642	—
Security deposits	71,406	48,746
Others (includes Government Grant)	156,835	219,478

Total	232,287	273,926

        In the statement of cash flows, interest reinvested in term deposits INR 16,720 (March 31, 2019: 22,242) has been adjusted against interest received under investing activities.

        The movement in the Government Grant during the year was as follows:

	March 31,
	2019	2020
At 1 April	32,120	156,835
Recorded in statement of profit or loss	233,180	86,810
Received during the year	(108,465)	(24,925)
Effect of movement in exchange rate	—	123

At 31 March	156,835	218,843

        There are no unfulfilled conditions or contingencies attached to these grants.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

28. Cash and cash equivalents

	March 31,
	2019	2020
Cash on hand	2,859	1,742
Credit card collection in hand	390,335	23,864
Balances with bank	1,756,322	1,339,764
Cash in transit	11,498	—

Total	2,161,014	1,365,370

        Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group's bank accounts subsequent to the year end.

        At March 31, 2020, the Group had available INR 248,956 (March 31, 2019: INR 3,108) of undrawn borrowing facilities.

29. Equity share capital and share premium

Authorized shares

	March 31,
	2019	2020
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.006 ($0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.006 ($0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.006 ($0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.006 ($ .0001) each	10,000,000	10,000,000

	523,159,375	523,159,375

        There is no change in the authorized share capital of the company during the financial ending March 31, 2020.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

        A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2018	34,647,810	638	14,962,615
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	635,455	4	357,981
Issue of ordinary shares in follow-on public offering, net of issuance costs*	10,350,000	71	3,563,509

Balance as at March 31, 2019	45,633,265	713	18,884,105

Balance as at April 1, 2019	45,633,265	713	18,884,105
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	8,353	1	5,049
Conversion of Class F shares into Ordinary shares of the Company (refer to Note 6)	11	—	—

Balance as at March 31, 2020	45,641,629	714	18,889,154

*
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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Shares reserved for issuance against equity instruments

        The Company reserved 1,844 shares (March 31, 2019—1,844) for issuance at exercise price of INR 75.39 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32.

Shares reserved for issue under options

        For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

        Pursuant to listing of Parent Company, Capital18 Fin Cap Private Limited (Capital 18) and Pandara Trust Scheme I (Pandara Trust), shareholders of Yatra Online Private Limited, are entitled to swap their shares into 569,781 (March 31, 2019: 569,781) and 172,635 (March 31, 2019: 172,635) Ordinary Shares of the Parent Company respectively.

        As on March 31, 2020, Capital18 and Pandara Trust have not exercised their right to swap to ordinary shares of the Parent Company.

        For details of shares reserved for issuance under the warrant agreement with Innoven, a non-banking finance company and Macquarie Corporate Holding Pty Limited, refer to Note 32.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium (Continued)

Treasury shares

	Numbers of Shares	Amount
Balance as at April 1, 2018	27,900	30,084
Share based payment expense	—	(650)
Exercise of options	(26,901)	(18,215)

Balance as at March 31, 2019	999	11,219

Balance as at April 1, 2019	999	11,219
Exercise of options	—	—

Balance as at March 31, 2020	999	11,219

30. Other capital reserve

	Share-based payments	Equity Instruments	Warrant	Total
March 31, 2018	809,365	341	23,258	832,964
Share-based payments expense during the year	295,680	—	—	295,680
Exercised during the year	(376,339)	—	—	(376,339)
Forfeited during the year	(13,447)	—	—	(13,447)
Expired during the year	(2,870)	—	—	(2,870)

March 31, 2019	712,389	341	23,258	735,988

Share-based payments expense during the year	11,536	—	—	11,536
Exercised during the year	(5,050)	—	—	(5,050)
Forfeited during the year	(6,401)	—	—	(6,401)
Expired during the year	(46,778)	—	—	(46,778)

March 31, 2020	665,696	341	23,258	689,295

30.1 Equity instruments

        The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 75.39 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

        The Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2020 (1,316,765 ordinary shares as at March 31, 2019) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the "Plan"). Out of such reserved shares, options to purchase 458,912 ordinary shares have been granted and are outstanding as at March 31, 2020 (March 31, 2019: 652,580 ordinary shares).

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

        The Company estimates the expected term of stock grants equivalent to its vesting period. The Company has used the volatility of stocks of comparative companies with estimated life of options similar to its grants. The risk-free interest rate that is used in the option valuation model is based on U.S. treasury zero coupon bonds with a remaining term similar to the expected term of the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. All stock-based payment awards are amortized on a graded-vesting basis over the requisite service periods of the awards, which are generally the vesting periods.

        The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2019		2020
	No. of shares	Weighted average EP per share	No. of shares	Weighted average EP per share
Number of options outstanding at the beginning of the year	657,130	287.05	652,580	304.92
Granted during the year	—	—	—	—
Forfeited during the year	1,785	348.84	193,668	380.26
Expired during the year	2,581	270.10	—	—
Exercised during the year	184	300.11	—	—
Number of options outstanding at the end of the year	652,580	304.92	458,912	328.12
Vested/exercisable	652,580	304.92	458,912	328.12

        The weighted average remaining contractual life for the share options outstanding as at March 31, 2020 was 2.22 years (March 31, 2019: 3.63 years).

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The range of exercise prices for options outstanding at the end of the year was INR 294.43 to INR 408.93 (March 31, 2019: INR 270.10 to INR 375.14).

        During the year ended March 31, 2020, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR Nil (March 31, 2019: INR 24 and March 31, 2018: INR 432).

        Company did not grant any options during the fiscal year ended March 31, 2020 and March 31, 2019.

Restricted Stock Unit Plan

        On December 16, 2016, the Company approved a share incentive plan in connection with the business combination transaction (Refer to Note 43). The Company granted 2,000,000 restricted share units (RSU's), under the plan to eligible employees. Each RSU represents the right to receive one ordinary share. Out of 2,000,000 RSU's, 74,458 shares have already been issued as part of treasury shares (Refer to Note 29).

        The terms and conditions for 2,000,000 RSU's:

          1)    RSUs have daily graded vesting over a two year period.

          2)    RSUs have a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount, in case of termination of the services of the employee prior to vesting

          3)    RSU's grantee shall have the option of settling the tax obligation by selling the equivalent shares to the Company or by net settlement method as per IFRS 2 "Share-based payment"

        During the financial year ending March 31, 2018, the Company had modified the vesting condition and 1,925,542 RSUs would vest in installments with one-fourth of the shares of RSUs vested on June 30, 2017 and three-quarters of RSUs vesting in six equal quarterly anniversaries following June 30, 2017 with the last quarter vesting on December 15, 2018.

	March 31,
	2019	2020
	No. of shares	No. of shares
Number of RSU's outstanding at the beginning of the year	719,575	—
Granted during the year	—	—
Forfeited during the year	372	—
Expired during the year	738	—
Vested during the year	718,465	—
Vested/exercisable and not exercised	643,147	643,147

        The weighted average remaining contractual life for RSU's outstanding as at March 31, 2020 was Nil years (March 31, 2019: Nil).

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The range of exercise prices for RSU's outstanding at the end of the year is Nil (March 31, 2019: Nil).

        During the year ended March 31, 2020, share based compensation cost for these RSU's is recognized under personnel expenses amounting to INR Nil (March 31, 2019: 103,110 and March 31, 2018: 633,172). Refer to Note 11.

2016 Stock Option and Incentive Plan (the "2016 Plan")

        On December 13, 2016, the Company's board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 8,943,801 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2020, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

        During the year ended March 31, 2020, the Company pursuant to the "2016 Plan", options to purchase Nil (March 31, 2019: 29,269) ordinary shares have been granted and 242,747 (March 31, 2019: 312,629) are outstanding as at March 31, 2020.

        The share-based payment awards have the following vesting period under the same plan:-

          1.     197,749 share options will vest over a period of four years in equal quarterly installments, with first such vesting on February 1, 2018 equivalent to 1/16th of the total number of stock options and with the last such vesting on November 1, 2021

          2.     140,000 share options will vest over a period of two years in equal monthly installments commencing from first vesting on March 1, 2018 equivalent to 1/24th of the total number of stock options, with the last such vesting on February 1, 2020

          3.     21,769 share options will vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to 1/16th of the total number of stock options, with the last such vesting on June 1, 2022

          4.     7,500 share options will vest over a period of one year in equal monthly installments commencing from first vesting on January 31, 2019 equivalent to 1/12th of the total number of stock options, with the last such vesting on December 31, 2019

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2019		March 31, 2020
	No. of shares*	Weighted average EP per share	No. of shares*	Weighted average EP per share
Number of options outstanding at the beginning of the year	337,749	591.99	312,629	601.01
Granted during the year	29,269	406.10	—	—
Forfeited during the year	54,389	668.82	77,382	698.21
Number of options outstanding at the end of the year	312,629	601.01	235,247	640.98
Vested/exercisable	127,705	590.06	197,113	621.71

        The weighted average remaining contractual life for the share options outstanding as at March 31, 2020 was 3.33 years (March 31, 2019: 4.94).

        The range of exercise prices for options outstanding at the end of the year was INR 414.65 to INR 753.90 (March 31, 2019: INR 380.38 to INR 691.60).

        During the year ended March 31, 2020, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 2,309 (March 31, 2019: 19,891 and March 31, 2018: 7,748).

        The following tables list the inputs to the model used for the years then ended

March 31, 2019
Weighted average Fair value of ordinary share at the measurement date (USD)	5.67
Risk—free interest rate (%)	2.76% - 2.80%
Expected volatility (%)	38.63% - 40.64%
Expected life of share options in year	2.27 - 4.98
Dividend Yield	0.00%
Model used	Black-Scholes

        The expected life of share options has been taken as mid point between first and last available exercise date.

        The expected volatility reflects the assumption based on historical volatility on the share prices of similar entities over a period.

Restricted Stock Unit Plan (RSU) "2016 Plan"

        The Company pursuant to the "2016 Plan" had approved a grant of 603,792 Restricted Stock Units ("RSUs") and 271,779 are outstanding as at March 31, 2020 (March 31, 2019: 280,886).

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The restricted stock unit awards have the following vesting period:-

  1.
  87,879 RSUs granted, vesting of these RSAs would commence from May 31, 2017 with first vesting equivalent to 1/8th of the Balance RSAs for each of the employees and 1/8th getting vested at the end of each subsequent quarters till February 28,2019.

  2.
  4300 RSUs were fully vested on the grant date.

  3.
  7,277 RSUs granted, these RSUs would vest over a period of four years in equal quarterly installments, vesting period of which will commence from July 01, 2017 with first such vesting on September 30, 2017 equivalent to one-sixteenth of these RSAs and with the last vesting to be done on or before June 30, 2021.

  4.
  20,000 RSUs granted, these RSUs would vest over a period of time with first such vesting commencing from February 1,2018 equivalent to 1/10th of the RSUs and rest of the RSUs vesting subsequently, in equal lots of 1/12th of such RSUs, at the end of every quarter commencing from February 1, 2018, with the last one twelfth vesting on February 1, 2021.

  5.
  479,336 RSUs granted, these RSUs would vest over a period of one year in equal quarterly installments with first such vesting commencing from April 1, 2018 equivalent to 1/4th of these RSUs and with the last vesting effectuating on January 1, 2019.

  6.
  5,000 RSUs granted, vesting of these RSAs would commence from April 1, 2018 with first vesting equivalent to 1/4th of the Balance RSAs for the employee and 1/16th getting vested at the end of each subsequent quarters till April 1,2021.

	March 31, 2019	March 31, 2020
	No. of shares	No. of shares
Number of RSU's outstanding at the beginning of the year	547,390	280,886
Granted during the year	—	—
Forfeited during the year	13,124	—
Expired during the year	3,645	751
Vested during the year	249,735	8,355
Number of RSU's outstanding at the end of the year	280,886	271,780
Vested/exercisable and not exercised	263,115	263,115

        The weighted average remaining contractual life for RSU's outstanding as at March 31, 2020 was 0.51 years (March 31, 2019: 1.03).

        The range of exercise prices for RSU's outstanding at the end of the year is Nil (March 31, 2019: Nil).

        During the year ended March 31, 2020, share based compensation cost for these RSU's is recognized under personnel expenses amounting to INR 2,826 (March 31, 2019: 159,857 and March 31, 2018: 88,829). Refer to Note 11

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve (Continued)

        The expected life of RSU's options has been taken as the vesting period.

        The expected volatility reflects the assumption based on historical volatility on the share prices of similar entities over a period.

31. Components of Other Comprehensive Loss

        The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,
	2018	2019	2020
Actuarial loss on defined benefit plan:
Actuarial loss on obligation (refer to note 34)	(5,047)	(5,776)	25,396
Income tax expense	187	250	(881)

Total	(4,860)	(5,526)	24,515

Foreign currency translation:
Foreign currency translation differences	(9,879)	(4,834)	(28,658)
Income tax expense	—	—	—

Balance at the end of year	(9,879)	(4,834)	(28,658)

32 Borrowings

		March 31,
	Term	2019	2020
Current
Lease liabilities (refer to note 44)	Less than 1 year	3,071	61,267
Vehicle loan	Less than 1 year	15,654	7,187
Secured loan from banks/NBFC's**	Less than 1 year	335,750	—
Bank overdraft / Invoice Discounting	Less than 1 year	797,343	971,044

Total		1,151,818	1,039,498

Non-Current
Lease liabilities (refer to note 44)	More than 1 year	1,032	478,361
Vehicle loan	More than 1 year	23,555	7,226

Total		24,587	485,587

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

32 Borrowings (Continued)

				Carrying amount
				March 31,
	Currency	Interest Rate	Year of Maturity	2019	2020
Secured bank loans/NBFC's**	INR	14.75%	2019 - 2020	161,120	—
Bank overdraft	INR	Floating rate*	On demand	797,343	719,141
Vehicle loan	INR	8 - 10%	2017 - 2022	39,208	14,413
Lease liabilities (refer to note 44)	SGD	2.99% to 3.18%	2019 - 2021	4,103	1,072
Secured bank loans	USD	9.0%	2019 - 2020	174,631	—
Invoice Discounting	INR	Floating rate***	On demand	—	251,903
Lease liabilities (refer to note 44)	INR	14.4%	2019 - 2028	—	538,556

				1,176,405	1,525,085

*
6M MCLR + spread

**
Non-Banking Financial Company

***
3M MCLR + spread

Bank overdrafts

        The overdraft facility of INR 800,000 is taken from ICICI bank by the Group. The facility is secured by the fixed deposits and first pari passu charges by way of hypothecation of all fixed assets and current assets, both existing and future, including intellectual property and intellectual property rights.

Invoice Discounting

        This facility of INR 500,000 is taken from ICICI bank by the Group. The facility is secured by the fixed deposits and first pari passu charges by way of hypothecation of all fixed assets and current assets (excluding one customer account), both existing and future, including intellectual property and intellectual property rights. As on March 31, 2020, the Company has utilised INR 80,000 out of the above facility for issuance of bank guarantees for "International Air Transport Association"

Term loan—InnoVen capital

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

32 Borrowings (Continued)

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

        The Company had repaid balance due amounts outstanding against loans taken in India and outside India on December 24, 2019, thereby repaying all existing obligations towards the loan.

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

Warrants—Innoven

        During the financial year ending March 31, 2018, the Company had further allotted warrants against the loan facility, the fair values of the warrants was taken using a Black-Scholes option-pricing model as on the date of the allotment. These warrants are classified to be equity instruments and accounted for on the same basis.

        Warrants give the holder the right to purchase ordinary shares from the Company at a specific price within a certain time frame. The details of the warrants issued are as follows:

	Number of shares	Date of issue	Exercise price	Expiration date
Macquarie Corporate Holdings Pty Limited- Ordinary shares*	46,458	24-Jul-15	INR 2,027.99 ($26.90)	24-Jul-23
Innoven Capital—Ordinary shares	154,000	12-Sep-17	INR 904.68 ($12)	12-Sep-22

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

32 Borrowings (Continued)

Vehicle loan

        This includes the vehicles taken on loan by the company. Refer to Note 19.

Lease liabilities

        Lease liabilities include the vehicles taken on finance lease. Refer to Note 44.

33. Trade and other payables

	March 31,
	2019	2020
Trade payables	4,124,409	1,364,460
Accrued expenses	275,515	221,510
Related parties (refer to Note 42)	15,517	9,364
Refund and other payables*	852,605	1,291,810

Total	5,268,046	2,887,144

Current	5,264,949	2,859,370
Non-current	3,097	27,774

Total	5,268,046	2,887,144

Non-current portion pertains to the expenditure incurred towards advertisements made as per the advertisements contract entered with BCCL (refer note 39).

*
During the year ending March 31, 2019, the Company has reassessed its estimates of likely future refund of certain customer transactions and the above liability has been adjusted accordingly.

34. Employment benefit plan

	March 31,
	2019	2020
Defined benefit obligation	106,718	78,720
Liability for compensated absences	72,287	57,513

Total liability	179,005	136,233

Defined benefit plan asset (refer to note 21)	6,339	1,898

Total asset	6,339	1,898

Net Unfunded liability	100,379	76,822

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Movement in obligation

	March 31,
	2019	2020
Present value of obligation at beginning of year	115,708	127,630
Interest cost	6,977	7,636
Current service cost	20,166	19,887
Actuarial loss on obligation
—economic assumptions	489	(18,683)
—demographic assumptions	4,506	17
—experience assumptions	—	(7,017)
Benefits paid	(20,216)	(29,593)

Present value of obligation at closing of year	127,630	99,877

Movement in plan assets*

	March 31,
	2019	2020
Fair value of plan assets at beginning of the year	36,534	27,251
Employer contributions	2,270	156
Benefits paid	(4,751)	(5,944)
Divestiture	(8,588)	—
Earning on assets	2,568	1,880
Actuarial loss on plan assets	(781)	(288)

Fair value of plan assets at end of the year	27,251	23,055

*
Plan assets represents investment made by the Company in LIC funds

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

Unfunded liability

	March 31,
	2019	2020
Current	24,869	21,883
Non-current	75,510	54,939

Unfunded liability recognized in statement of financial position	100,379	76,822

Funded asset

Prepayment and other assets—Non-Current	6,339	1,898

	6,339	1,898

Components of cost recognized in profit or loss

	March 31,
	2018	2019	2020
Current service cost	14,633	20,166	19,887
Past service cost	8,683	—	—
Net interest cost	3,273	4,409	5,755

	26,589	24,575	25,642

Amount recognised in other comprehensive income

	March 31,
	2018	2019	2020
Actuarial loss/(gain) on obligation*	5,047	5,776	(25,396)

*
Refer to Note 31 for the movement during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

        The principal actuarial assumptions used for estimating the group's defined benefit obligations are set out below:

March 31,
	2019	2020
Discount rate	6.75 - 6.90%	5.6% - 5.8%
Future salary increase	5 - 11%	0% for first year, 5% thereafter
Average expected future working life (years)	2.34 - 3.93	2.44 - 4.15
Retirement age (years)	58	58
Mortality table	IALM (2006 - 08) Ultimate	ILAM* (2012 - 2014) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	40 - 70%	40 - 70%
From 31 to 44 years	30 - 35%	30 - 35%
Above 44 years	3 - 5%	3 - 5%

*
Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

Sensitivity analysis

        Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2019	2020
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	3,406	2,135
b) Impact due to decrease of 0.50%	(2,736)	(2,017)
b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	(1,966)	(1,940)
b) Impact due to decrease of 0.50%	2,763	2,057

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan (Continued)

        The following payments are expected contributions to the defined benefit obligation in future years:

	March 31,
	2019	2020
Year 1	29,827	26,817
Year 2	21,429	15,882
Year 3	15,107	11,705
Year 4	12,725	11,472
Year 5	11,986	8,221
Year 6 - 10	38,393	25,278

Total expected payments	129,467	99,375

35. Deferred Revenue

	March 31,
	2019	2020
Global Distribution System provider	652,895	351,974
Loyalty program	22,816	5,942

Total	675,711	357,916

Non-current	96,392	232,069
Current	579,319	125,847

Total	675,711	357,916

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

	March 31,
	2019	2020
At 1 April	1,470,710	675,711
Recorded in statement of profit or loss	(794,999)	(317,795)

At 31 March	675,711	357,916

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

36. Other financial liabilities

	March 31,
	2019	2020
Non-current
Share warrants (refer to Note 32)	94	2

	94	2

Current
Due to employees	182,495	124,074
Share warrants	383,699	418,263
Liability for the acquisition of business (refer to Note 43)	1,190,009	800,000

Total	1,756,203	1,342,337

37. Other non-financial liability, non-current

	March 31,
	2019	2020
Lease rent equalization	2,303	—

Total	2,303	—

38. Other current liabilities

	March 31,
	2019	2020
Advance from customers	702,444	774,673
Statutory liabilities	266,159	86,519
Other liabilities	93,402	99,458
Lease rent equalization	3,217	—
Interest accrued on term loan	3,155	—

Total	1,068,377	960,650

        Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings and Packages.

39. Commitment and contingencies

a)    Capital and other commitments:

  •
  Contractual commitments for capital expenditure pending execution were Nil as at March 31, 2020 (INR 1,859 as at March 31, 2019). Contractual commitments for capital expenditure are relating to acquisition of vehicle, furniture and fixture, computer software and websites, computer hardware.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies (Continued)

  •
  Contractual commitments for revenue expenditure* pending execution were INR 105,000 as at March 31, 2020 (INR 106,206 as at March 31, 2019). Contractual commitments for revenue expenditure are relating to advertisement services.

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

b)    Contingent liabilities

  i.
  i) Claims not recognised as liability were INR 61,363 as at March 31, 2020 (INR 86,508 as at March 31, 2019).

  These represents claim made by the customers due to service related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. This also includes Nil as at March 31, 2020 (INR 1,000 as at March 31, 2019) towards claim for copyright infringement. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

  ii.
  INR 251,324 as at March 31, 2020 (INR 251,324 as at March 31, 2019), represents show cause cum demand notices raised by Service Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that is is not probable that the demand will materialise and therefore no provision has been recognised.

  iii.
  INR 96,608 as at March 31, 2020 (INR 96,608 as at March 31, 2019), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group's evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

*
Includes Advertisement and Debenture agreement with BCCL

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies (Continued)

c)     Operating lease commitment—Group as lessee

        As lessee, the Group's obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate. These leases have various extension options and escalation clause. As per the agreements maximum obligation on non-cancellable leases are as follows:

        The future minimum lease payment obligation as lessee as under:

	March 31,
	2019	2020
Within one year	104,289	—
After one year but not more than five years	337,665	—
More than five years	317,092	—

Total	759,046	—

        During the year ended March 31, 2020, INR 55,007 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of operating leases (March 31, 2019: INR 193,348 and March 31, 2018: INR 178,650).

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies (Continued)

        The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2019	2020
Trade and other receivables	4,921,270	2,368,395
Other financial assets	1,295,448	1,063,024

Total	6,216,718	3,431,419

        The age of Trade and other receivables at the reporting date was:

	March 31,
	2019	2020
0 - 30 days	3,569,845	1,161,123
31 - 90 days	929,721	762,668
91 - 180 days	177,769	177,120
More than 180 days	243,935	267,484

Total	4,921,270	2,368,395

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies (Continued)

        The following tables set forth Company's financial liabilities based on expected and undiscounted amounts as at March 31, 2019 and 2020.

As at March 31, 2019	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 - 5 Years	More than 5 years
Vehicle loan	39,208	44,061	18,420	25,641	—
Lease liabilities	4,103	4,605	3,534	1,071	—
Trade and other payables	5,268,046	5,268,046	5,264,949	3,097	—
Term loan	335,752	372,613	372,613	—	—
Bank overdraft	797,343	797,343	797,343	—	—
Other Current liabilities	1,664,215	1,664,215	1,664,215	—	—

Total	8,108,667	8,150,883	8,121,074	29,809	—

As at March 31, 2020	Carrying Amount	Contractual Cash Flows*	Within 1 year	1 - 5 Years	More than 5 years
Vehicle loan	14,413	15,932	8,051	7,881	—
Lease liabilities	539,628	896,745	118,750	544,361	233,634
Trade and other payables	2,887,144	2,887,144	2,859,370	27,774	—
Bank overdraft	719,141	719,141	719,141	—	—
Invoice discounting	251,903	251,903	251,903	—	—
Other Current liabilities	1,028,366	1,028,366	1,028,366	—	—

Total	5,440,595	5,799,231	4,985,581	580,016	233,634

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

40. Financial risk management, objective and policies (Continued)

which are denominated in currency other than subsidiary's functional currency (foreign currency denominated receivables and payables).

Foreign currency sensitivity

        The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro, GBP and SGD against currencies other than INR is not expected to have significant impact on the Group's profit or loss. Accordingly, a 5% appreciation of the USD, Euro, GBP and SGD currency as indicated below, against the INR would have decreased loss by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting period. The analysis assumes that all other variables remain constant.

	March 31,
	2019	2020
5% strengthening/weakening of USD against INR	10,256	7,601
5% strengthening/weakening of Euro against INR	2,245	1,137
5% strengthening/weakening of GBP against INR	930	1,113
5% strengthening/weakening of SGD against INR	1,901	402

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

        There was a breach of compliance with some of the debt covenants of the certain financing arrangement with the bank caused inter alia due to the ongoing pandemic situation arising out of COVID-19. The bank has subsequently confirmed that such breaches are not being treated as event of default under the said financing arrangement. Refer note 32.

        Subsequently post balance sheet date, the Company had raised additional capital through follow-on public offering (refer to Note 46). During the financial year March 31, 2020, the company had taken a invoice discounting facility from ICICI Bank (refer to Note 32). During the financial year March 31, 2019, the Company had raised additional capital through follow-on public offering (refer to Note 29).

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

41. Capital management (Continued)

or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2019 and March 31, 2020.

        The Group monitors capital using a debt equity ratio, which is debt divided by total equity.

	March 31,
	2019	2020
Borrowings (Note 32)	1,176,405	1,525,085
Less: Cash and cash equivalents (Note 28)	(2,161,014)	(1,365,370)
Net debt	(984,609)	159,715
Share warrants (Note 36)	383,793	418,265
Equity	2,359,749	1,491,941
Total Equity	2,743,542	1,910,206
Gearing ratio (Net debt / total equity + net debt)	–55.98%	7.72%

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

        Related parties and nature of related party relationship:

Nature of relationship	Name of related party
Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Alok Vaish (resigned on October 11, 2019)	Chief Financial Officer
	Mr. Anuj Kumar Sethi (appointed from October 18, 2019)	Principal Accounting Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora	Non-executive Director
	Mr. Sean Agarwal(appointed from March 1, 2018)	Non-executive Director
	Mr. Sudhir Kumar Sethi*	Non-executive Director
	Mr. Promod Haque (resigned on October 13, 2017)	Non-executive Director
	Mr. Amit Bapna (resigned on December 12, 2017)	Non-executive Director
	Ms. Neelam Dhawan (appointed from Jan 1, 2019)	Non-executive Director
Entities having significant influence	Network 18 Media and Investment Ltd. (formerly known as E-18 Limited)

*
resigned from the Board effective June 30, 2020

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

Nature of relationship	Name of related party
IDG Ventures India Advisors Private Limited
Reliance Capital Limited (till December 12, 2017)
Terrapin Partners, LLC
Group Companies of entities having significant influence	Network 18 Media and Investment Ltd. (formerly known as E-18 Limited)
Reliance Retail Limited
Reliance Industries Limited
Reliance Payment solutions Limited
Reliance Jio Infocomm Limited
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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

        During the year, the Group entered into the following transactions, in the ordinary course of business on an arm's length basis, with related parties:

	March 31,
	2018	2019	2020
Significant Influence
Rendering of services	6,910	—	—
Group Companies of entities having significant influence
Rendering of services	169,342	405	—
Advertisement expense	5,247	—	(300)
Interest expense	4,428	1,716	(6,400)
Communication expense	11,491	489	698
Legal and professional fees	5,497	—	—
Insurance expense	6	—	—
Recovery of expenses	103	196	944
Loan given	7,500	22,500	4,200
Interest income	78	1,824	4,810
Commission expense	—	—	45

	March 31,
	2019	2020
Group Companies of entities having significant influence
Trade payable	15,517	9,364
Trade receivable	4,280	3,808
Joint venture company
Prepayment and Other asset	30,385	34,200
Other current financial assets	1,642	—
Trade receivable	—	7,993
Investment in shares	—	3,500

        The sales to and purchases from related parties are made on terms equivalent to those that prevails in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

42. Related party disclosures (Continued)

Compensation of key management personnel of the Group

	March 31,
	2018	2019	2020
Short-term employee benefits	47,369	50,830	46,342
Contributions to defined contribution plans	22	22	180
Profit linked bonus	8,790	7,271	18,487
Directors Sitting fee's	9,947	8,587	8,886
Share based payment	447,848	179,884	2,277
Total compensation paid to key management personnel	513,976	246,593	76,172

        Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group's entities as a whole.

        The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Directors' Loan and Advances

Year ended	Interest income	Advances given	Repayment/ settlement of advances	Receivable
March 31, 2020	—	113	113	—
March 31, 2019	—	342	342	—

43. Business Combination

Travel.Co.In Limited ("TCIL")

        On February 8, 2019, Yatra Online, Inc. (the "Company"), through its subsidiary, Yatra Online Private Limited ("Yatra India") acquired all of the outstanding shares of Travel.Co.In Limited ("TCIL") pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, TCIL and the sellers party thereto (the "Share Purchase Agreement"). Pursuant to the terms of the Share Purchase Agreement, the Company has acquired all the outstanding shares of TCIL in exchange for an upfront payment of INR 58,276.

        This acquisition has further strengthened the Company's position in the large and growing corporate travel market in southern India region along with adding over 100 corporate clients to its existing client base. Yatra became the largest corporate travel services platform in India by Gross Bookings. This acquisition allowed in delivering best-in-class experiences to an even wider set of travelers, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

        The operations of TCIL have been consolidated in the financial statements of the Group from February 1, 2019. TCIL contributed net revenue of INR 7,231 and loss of INR INR 1,549 to the Group's result for the year ended March 31, 2019.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

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

Purchase consideration

        Purchase consideration has been fair valued at INR 58,276 as at February 1, 2019 and get paid on February 8, 2019.

        The purchase price of INR 58,276 as on the date of acquisition had been allocated to the acquired assets and liabilities as follows:

Net working capital (including cash)	(1,240)
Tangible assets	260
Customer base and relationships	5,654
Non-compete agreements	2,110
Goodwill	53,913
Deferred tax liability	(2,421)

Total purchase consideration	58,276

Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary	4,828
Cash paid	(58,276)

Net cash flow on acquisition	(53,448)

        The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	4	5,654
Non-compete agreements	5	2,110

Total Intangibles		7,764

Goodwill
Gross carrying amount
At April 1, 2018	961,186
Acquisition of a subsidiary—Travel.Co.In Limited ("TCIL")	53,913

At March 31, 2019	1,015,099

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        The goodwill recognised is primarily attributed to the expected synergies and other benefits from combining the assets and activities of TCIL with those of the Group. The goodwill is not deductible for income tax purposes.

Air Travel Bureau Limited ("ATB")

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        The purchase price of INR 1,120,510 as on the date of acquisition had been allocated to the acquired assets and liabilities as follows:

Net working capital (including cash)	1,245,235
Tangible assets	71,016
Long term liabilities	(695,088)
Customer base and relationships	134,681
Non-compete agreements	16,861
Goodwill	400,254
Deferred tax liability	(52,449)

Total purchase consideration	1,120,510

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

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

43. Business Combination (Continued)

        The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	15	134,682
Non-compete agreements	3.5	16,861

Total Intangibles		151,543

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

        A reconciliation of fair value measurement of the contingent consideration liability is provided below:

As at March 31, 2018	904,727
Unrealised fair value changes recognised in profit or loss	485,282
Advance paid*	200,000

As at March 31, 2019	1,190,009

Unrealised fair value changes recognised in profit or loss	(390,009)

As at March 31, 2020	800,000

*
During the financial year March 31, 2019, the Company had paid INR 200,000 as an advance against the Second closing.

        Till March 31, 2020, the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment. Refer to the note 45.

44. Leases

        The Group has lease contracts for various items of buildings, vehicles and other equipment used in its operations. Leases of buildings generally have lease terms between 3 and 9 years, while motor vehicles and other equipment generally have lease terms between 3 and 5 years. The Group's

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

44. Leases (Continued)

obligations under its leases are secured by the lessor's title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets and some contracts require the Group to maintain certain financial ratios. There are several lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

        The Group also has certain leases of buildings with lease terms of 12 months or less. The Group applies the 'short-term lease' recognition exemptions for these leases.

        Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

	Buildings	Motor vehicles	Other Equipments	Total
Balance as of April 1, 2019	158,346	6,295	25,347	189,988
Additions	498,972	—	—	498,972
Deletions	(69,258)	(2,292)	(1,120)	(72,670)
Depreciation (Refer note 13)	(66,526)	(3,053)	(8,289)	(77,868)

Balance as of March 31, 2020	521,534	950	15,938	538,422

        The following are the amounts recognised in profit or loss:

Amount
Depreciation expense of right-of-use asset (Refer note 13)	77,868
Interest expense on lease liabilities (Refer note 16)	56,394
Expense relating to short-term leases (Refer note 12)	55,007

Total amount recognised in profit or loss	189,269

        The following is the break-up of current and non-current lease liabilities as of March 31, 2020

Amount
Current lease liabilities (Refer note 32)	61,267
Non-current lease liabilities (Refer note 32)	478,361

Total	539,628

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

44. Leases (Continued)

        The following is the movement in lease liabilities during the year ended March 31, 2020:

Amount
Balance as of April 1, 2019	210,130
Additions	479,039
Finance cost accrued during the year (Refer note 16)	56,394
Deletions	(102,202)
Payment of lease liabilities	(103,734)

Balance as of March 31, 2020	539,627

        The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis:

Amount
Less than one year	118,750
One to five years	544,361
More than five years	233,634

Total	896,745

45. COVID-19 Pandemic

        In December 2019, a novel strain of coronavirus ("COVID-19") was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related business. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on the business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in the Air Ticketing and Hotels and Packages segments, the Company is experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

45. COVID-19 Pandemic (Continued)

        The Company had implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, the Company had largely automated the re-scheduling and cancellation of bookings and provided the customers greater flexibility to defer or cancel their travel plans. In addition, the Company had also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing the marketing expenses and renegotiating the supplier payments and contracts. The Company expects to continue to adapt these policies and cost reduction initiatives as the situation evolves. Although travel restrictions and quarantine orders are gradually being lifted, it remains difficult to predict the duration of the long-term impact from the virus.

46. Subsequent event

Employee Rationalisation

        As a result of the COVID-19 pandemic, we have implemented salary reductions and freezes, leaves without pay and work from home policies for our employees following which in early July 2020, the Company has rationalized the headcount and there is a reduction in employees count by 917 employees in the following categories:

Division/Function	Number of Employees
Product development	30
Sales and marketing	118
Technology development and technology support	24
Others (including operations, business development, administration, finance and accounting, legal and human resources)	745

Total	917

Air Travel Bureau Private Limited ("ATB") (formerly known as Air Travel Bureau Limited)—Business Combination

        On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing. Further, in FY19, Yatra India had also made an advance payment of INR 200 million towards the acquisition of the balance outstanding shares of ATB.

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

46. Subsequent event (Continued)

        On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement.

        Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application for disposal, in terms of the Settlement Agreement, of the arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi. In October, 2019, the arbitration proceedings terminated and a consent award was passed by the arbitrator. Also in October, 2019 the related appeal was disposed of by the High Court of Delhi, in terms of the Settlement Agreement. In addition, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India, however, following an appeal filed by Yatra India, the Supreme Court of India, issued an order in February, 2020, in which it, inter alia, reversed the cost. Finally, pursuant to the Settlement Agreement, each Party appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the ATB Share Purchase Agreement, as amended, and that process was concluded today on 29, 2020.

        The amount of the final payment to be paid by Yatra India to Sellers under the ATB share purchase agreement has been determined to be INR 800 million, which is INR 390 million lower as against the earnout contingency provision of INR 1,190 million per our last balance sheet. Refer to note 43.

Ebix Merger Agreement

        On June 5, 2020, the Company provided to Ebix, Inc. ("Ebix") a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. ("EbixCash") and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the "Extension Agreement"). The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. Ebix has publicly stated that it may assert counterclaims against us, which the Company intend to defend vigorously. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that the Company will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if the

Yatra Online, Inc.

Notes to the consolidated financial statements (Continued)

for the year ended March 31, 2020

(Amount in INR thousands, except per share data and number of shares)

46. Subsequent event (Continued)

Company were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact the Company business and growth prospects.

Follow-on Public Offering

        On June 23, 2020, we completed a follow on public offering in which we offered and sold an aggregate of 12,500,000 ordinary shares, at a public offering price of $0.80 per share. On June 24, 2020, pursuant to the underwriters' full exercise of their option to purchase additional shares, we sold an additional 1,875,000 ordinary shares in the offering at the public offering price. The aggregate price of the offering amount registered and sold was $ 11,388. The Company intends to use the net proceeds from the offering for general corporate and business purposes.

        The amount of the final payment to be paid by Yatra India to Sellers under the ATB share purchase agreement has been determined to be INR 800 million, which is INR 390 million lower as against the earnout contingency provision of INR 1,190 million per our last balance sheet. Post this settlement, ATB will become a 100% subsidiary of Yatra, which will allow for greater integration of the business going forward. Refer to note 43.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2020

YATRA ONLINE, INC.
By:	/s/ DHRUV SHRINGI
	Name:	Dhruv Shringi
	Title:	Chief Executive Officer