Form 20-F
period 2021-03-31
Yatra Online, Inc.
filed 2021-07-29
CIK 1516899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-37968

YATRA ONLINE, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	Cayman Islands (Jurisdiction of incorporation or organization)

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

As of March 31, 2021, 57,658,361 ordinary shares, par value $0.0001 per share, 2,392,168 Class A non-voting shares, par value $0.0001 per share, and 2,076,094 Class F shares, par value $0.0001 per share, were issued and outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

The data provided herein expressed in Indian rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2021, the exchange rate between the U.S. dollar and the Indian rupee expressed in Indian rupees per U.S. dollar was $1.00 = Rs. 73.14. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

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

Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2021, 2020 and 2019 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2021, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our consolidated financial statements as of March 31, 2021, 2020 and 2019 reflect our April 1, 2018 adoption of the new revenue recognition standard, IFRS 15 Revenue from Contract with Customers, or IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We had adopted the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 have not been retrospectively adjusted. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. We refer in various places within this Annual Report to Adjusted Revenue, Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period, Adjusted Basic Loss Per Share and Adjusted Diluted Loss Per Share, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects.”

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

● the impact of the COVID-19 pandemic on our business, the travel industry, travel trends, and the economy generally;

● the outcome of the legal proceedings we have instituted against Ebix, Inc. (“Ebix”), and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending Merger Agreement between us and Ebix;

● our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

● our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

● the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate;

● the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities;

● our ability to successfully negotiate our contracts with airline suppliers and global distribution system, or GDS, service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive;

● the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets;

● our ability to pursue strategic partnerships and the risks associated with our business partners, including the potential bankruptcy, restructuring, consolidation or alliance of any of our partners, the credit worthiness of our business partners, the possible obligation to make payments to these partners and our dependence on a small number of such partners for a significant percentage of our revenue;

● the insolvency of any of our large suppliers or business partners, and the potential impact of the same or other developments in the Indian travel industry on our profitability and financial condition;

● political and economic stability in and around India and other key travel destinations;

● geopolitical risk and changes in applicable laws and regulations;

● fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies;

● the risk that compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer and maintaining proper and effective internal controls over financial reporting, will be expensive and time consuming;

● our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents, or OTAs;

● our reliance on third-party systems and service providers, including our outsourcing of certain of our call center services, and the impact any disruption or adverse change in their business or deterioration in the quality of their performance may have on our business;

● risks associated with the closure of certain of our offices and remote work arrangements implemented due to the COVID-19 pandemic and related potential impact on our business continuity plans and potential increase in operational risk;

● the risk that we will continue to incur higher than normal cash outlays to refund our customers due to the high level of cancellations;

● we may be subject to proceedings or claims arising from travel-related accidents and or other legal, administrative or regulatory proceedings;

● the ability to adapt services to changes in technology or the marketplace and successfully incorporate new features, improvements and strategies;

● our ability to increase the number of visits to our search platform and referrals to our advertisers;

● our ability to successfully manage any new business initiatives and to successfully implement our growth strategy;

● our ability to maintain and increase our brand awareness and value;

● the growth in the usage of mobile devices and our ability to successfully monetize this usage, including the enhanced use of mobile device by customers which may drive traffic to entities providing operating systems on such device;

● potential difficulty in collecting payments in a timely manner on our outstanding accounts receivables from customers and suppliers;

● our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us or at all;

● our reliance on search engines, which may change their algorithms;

● risks associated with online commerce security including the risks related to the processing, storage, use and disclosure of personal data leading to internal or external security breaches and other cyber/internet attacks;

● our ability to protect our intellectual property;

● fluctuations in quarterly results and the potential impact of such fluctuations on the value of our ordinary shares;

● the significant influence our large shareholders have over our company;

● our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic, including salary reductions and freezes;

● our ability to realize the anticipated benefits of any past or future acquisitions;

● risks relating to the possibility of an adverse tax judgment or any matter in litigation in general; and;

● risks related to lower consumer and corporate demand for travel due to a reduction in discretionary spending as well as structural / behavior changes by businesses and individuals driven by safety concerns and the comfort of working remotely eased by the use of technology, and non-renewal of our corporate customers contracts

We have based the forward-looking statements contained in this Annual Report on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. You are cautioned to consider these and any other factors discussed in the section entitled “Risk Factors” elsewhere in this Annual Report. These risks are not exhaustive. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Annual Report. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Annual Report or elsewhere might not occur.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2021, 2020 and 2019 and the selected consolidated statement of financial position data as of March 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2018 and 2017 and the selected consolidated statement of financial position data as of March 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements not included in this Annual Report.

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

The translations of Indian rupee amounts to US dollars amounts set forth below are solely for the convenience of the reader and are based on the noon buying rate of in The City of New York for cable transfers of INR 73.14 per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2021. We make no representation that the Indian rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended March 31,
Consolidated statement of profit or loss and other comprehensive loss (amounts in thousands, except per share data and number of shares)	2017 INR	2018 INR	2019 INR	2020 INR	2021 INR	2021 USD
Revenue:
Air Ticketing	3,656,976	5,012,931	3,449,265	2,609,518	893,039	12,210
Hotels and Packages	5,326,414	6,628,236	4,914,420	3,601,798	173,397	2,370
Other services	52,896	105,249	56,419	53,958	31,426	430
Other revenue	320,527	502,097	938,476	994,081	173,406	2,371
Total revenue	9,356,813	12,248,513	9,358,580	7,259,355	1,271,268	17,381
Other income	25,282	90,001	263,785	159,631	132,045	1,805
Service cost	4,179,486	4,930,757	4,282,803	2,922,929	22,276	305
Personnel expenses	2,115,308	2,902,840	2,550,214	1,777,273	778,915	10,650
Marketing and sales promotion expenses	2,457,242	4,153,920	809,996	196,209	79,584	1,088
Other operating expenses	2,217,887	3,285,530	3,975,805	2,259,261	978,315	13,376
Depreciation and amortisation	275,587	425,600	581,746	666,369	749,480	10,247
Impairment of goodwill	-	-	-	221,999	264,909	3,622
Results from operations	(1,863,415)	(3,360,133)	(2,578,199)	(625,054)	(1,470,166)	(20,102)
Share of loss of joint venture	(9,441)	(10,559)	(12,772)	(10,784)	(3,962)	(54)
Finance income	139,158	91,912	41,310	58,641	81,604	1,116
Finance costs	(149,863)	(153,056)	(263,290)	(193,287)	(117,252)	(1,603)
Listing and related expense	(4,242,526)	-	-	-	-	-
Change in fair value of warrants- gain/(loss)	230,111	(563,253)	1,667,193	94	378,994	5,182
Loss before taxes	(5,895,976)	(3,995,089)	(1,145,758)	(770,390)	(1,130,782)	(15,461)
Tax expense	(40,987)	(56,887)	(47,837)	(69,805)	(64,096)	(876)
Loss for the period	(5,936,963)	(4,051,976)	(1,193,595)	(840,195)	(1,194,878)	(16,337)
Loss attributable to :
Owners of the Parent Company	(5,901,483)	(3,993,140)	(1,148,203)	(833,808)	(1,177,343)	(16,097)
Non-controlling interest	(35,480)	(58,836)	(45,392)	(6,387)	(17,535)	(240)
Loss for the period	(5,936,963)	(4,051,976)	(1,193,595)	(840,195)	(1,194,878)	(16,337)

Loss per share
Basic	(237.89)	(116.41)	(26.37)	(17.94)	(20.38)	(0.28)
Diluted	(237.89)	(116.41)	(26.95)	(17.94)	(20.42)	(0.28)

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	24,807,122 *	34,301,152	43,543,991	46,477,249	57,771,701	57,771,701
Diluted	24,807,122 *	34,301,152	44,286,393	46,477,249	58,514,103	58,514,103

*On December 16, 2016, preference shares issued by Yatra Online, Inc. were converted into Ordinary Shares of Yatra Online, Inc. We thereafter effectuated a reverse 5.4242194-for-one share split of our Ordinary Shares as well as a reverse 5.4242194-for-one adjustment with respect to the number of Ordinary Shares underlying our share options. Consequently, the basic and diluted earnings per share for all periods presented are adjusted retrospectively to reflect the share split.

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2021, 2020, 2019, 2018 and 2017:

	March 31
Consolidated Statement of financial position data	2017	2018	2019	2020	2021	2021
(amounts in thousands)	INR	INR	INR	INR	INR	USD
Trade and other receivables	1,970,375	3,976,751	4,921,270	2,368,395	870,452	11,901
Term deposits	3,027,861	1,012,144	1,029,533	755,324	552,129	7,549
Cash and cash equivalents	1,532,629	2,465,073	2,161,014	1,365,370	1,711,589	23,402
Total assets	9,574,434	11,616,787	12,551,897	8,758,190	5,747,291	78,580
Total equity attributable to equity holders of the company	3,137,487	(224,918)	2,359,749	1,491,941	1,157,828	15,831
Borrowings	44,877	851,829	1,176,405	985,457	131,055	1,791
Trade and other payables	3,148,544	5,049,630	5,268,046	2,887,144	2,250,363	30,768
Total liabilities	6,384,865	11,842,066	10,172,727	7,247,216	4,584,216	62,677
Total equity and liabilities	9,574,434	11,616,787	12,551,897	8,758,190	5,747,291	78,580

Other Data:

The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	Fiscal Year ended March 31,
	2017	2018	2019	2020	2021
Figures in thousands
Quantitative details*
Air Passengers	6,869	8,875	10,163	8,179	2,623
Hotel room nights	1,383	2,098	2,341	1,200	547
Holiday packages passengers travelled	143	168	134	111	4
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	57,562,263	79,156,190	97,638,313	77,411,328	13,001,783
Hotels and Packages	10,435,643	13,386,288	13,511,914	7,895,916	1,705,600
Total	67,997,906	92,542,478	111,150,227	85,307,244	14,707,383
Adjusted Revenue***
Air Ticketing	3,656,976	5,012,931	5,708,152	3,957,990	1,487,465
Hotels and Packages	1,146,928	1,697,479	1,880,123	784,605	350,530
Others (Including other income)	398,704	697,347	1,322,738	1,239,833	352,628
Total	5,202,608	7,407,757	8,911,013	5,982,428	2,190,623
Net Revenue Margin %****
Air Ticketing	6.4%	6.3%	5.8%	5.1%	11.4%
Hotels and Packages	11.0%	12.7%	13.9%	9.9%	20.6%

* Quantitative details are considered on Gross basis.

**Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non IFRS measure. We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

****Net Revenue Margins are defined as Adjusted Revenue as a percentage of Gross Bookings. Given higher cancellations against new bookings, the Net Revenue Margin number is not comparable for the year ended March 31, 2021.

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

An outbreak of a novel strain of coronavirus, or SARS-CoV-2, which causes the COVID-19 disease, was identified in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing lockdowns and restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals’ ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to a significant decline in travel demand, unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. In addition, in the fourth quarter of fiscal year 2021, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry, our stock price and market capitalization, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge to our goodwill amount to INR 264,909. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

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

Moreover, the duration and severity of the COVID-19 pandemic are uncertain and difficult to predict, especially a new variants of the virus emerge. The pandemic could continue to impede global economic activity for an extended period, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and sustained unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead our partners, or us, to reduce prices or offer incentives to attract travelers. We also cannot predict the long-term effects of the COVID-19 pandemic on our partners and their businesses and operations or the ways that the pandemic may fundamentally alter the travel industry. The aforementioned circumstances could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

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

Most of our employees, third-party vendors and service providers are working remotely, and it is possible that widespread remote work arrangements could have a materially negative impact on host and guest satisfaction resulting from potential delays or slower than usual response times in receiving assistance from our customer support services. The negative impact on our hosts’ and guests’ satisfaction could adversely impact our operations, the execution of our business plans, and productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers that perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the COVID-19 pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security, and fraud risks. The reduction in our workforce in 2020 and remote work arrangements resulting from the COVID-19 pandemic caused us to recognize an impairment for certain of our real property lease arrangements, and depending on the duration and extent of the remote work arrangements, we may incur additional impairment charges related to our real property lease agreements.

With the commencement of a phased rollout of vaccines in India from January 16, 2021, we witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of business. However, toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to the re-imposition of states-wide travel restrictions, lock downs and curfews across India. Such restrictions remain unpredictable as to their timing and may evolve in response to the evolution of the COVID-19 pandemic in India. We currently expect the second wave of COVID-19 pandemic will have a material impact on our revenue for the first quarter of fiscal year 2022. However, it is difficult for us to predict how long the second wave will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries have begun the process of vaccinating their residents against COVID-19 pandemic, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new mutations or variants of the virus, such as the delta variant, and other factors may contribute to delays in economic recovery

To the extent the COVID-19 pandemic adversely affects our business, operations and financial condition and results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to the Termination of the Merger with Ebix

The termination of our Merger with Ebix, and related legal proceedings, may materially and adversely affect our results of operations and share price.

On June 5, 2020, we delivered to Ebix our notice of termination of the Merger Agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the Merger Agreement and an ancillary Extension Agreement. As alleged in the complaint, Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and frustrated Yatra’s ability to close the Merger. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations.

Although difficult to quantify, we believe that the terminated Merger with Ebix has affected and may, in the future, materially and adversely affect our results of operations and assertion of counter or cross claims in that litigation could materially and adversely affect the price of our securities, our business, financial condition and results of operations.

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

Risks Related to Our Business and Industry

We have a history of operating losses.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra’s net losses were INR 1,194.9 million for fiscal year 2021 as compared to a loss of INR 840.2 million in fiscal year 2020 and a loss of INR 1,193.6 million in fiscal year 2019. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

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

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., CWT, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel, Tours (India) Private Limited, Ebix, Inc. and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Some meta-search sites, including TripAdvisor, Trivago and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we have been and in the future, we may be, required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. Recently, the growth of peer-to-peer inventory sources has affected the demand for our services in facilitating reservations at hotels, particularly in overseas markets. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

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

We also face increasing competition from search engines like Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Google has increased its focus on appealing to travel customers through Google Places, Google Flights and Google Hotel Price Ads. Google’s efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

Substantially all of our operations are located in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics or other health crises, such as COVID-19, political instability or regional conflicts, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, the repercussions from the January 2020 United Kingdom withdrawal from the European Union, and other matters. The Indian economy is expected to grow by 8.3% in 2021 and by a further 7.5% in 2022 according to the World Bank, following a decline of 7.3% in 2020. However, the Indian economy could be further adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government’s implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code, which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. The current economic slowdown in the Indian economy, has harmed the travel industry as customers have had less disposable income for their travels, especially holiday travel. In addition, the COVID-19 pandemic and the resulting economic conditions and measures taken to contain the pandemic have resulted in a material decrease in spending and an unprecedent decline in transaction volumes in the Indian travel industry. If the Indian economy as a whole continues to experience a sustained slowdown in growth, or if the COVID-19 pandemic continues in India and globally, our business and results of operations will continue to be adversely affected.

We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses which risks have recently been heightened by the COVID-19 pandemic, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Jet Airways, one of the largest private airlines in the India, ceased operations in April 2019, which has reduced the number of domestic and international flights available to us and negatively impacted our revenue. The bankruptcy and cessation of all operations by Jet Airways has made doubtful the recovery of our receivables from the airline, such as commissions, productivity linked bonus, tax collected at source and refunds for cancelled tickets. The Jet Airways bankruptcy has created, and any future bankruptcies or increased consolidation in the airline industry, could create, challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

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

In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. We have experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers. The fees we are able to generate from our GDS service providers have been reduced due to Reservation Content Movement. Our ability to meet the minimum sales volume thresholds required by our GDS service providers in order to generate revenue have been negatively impacted due to COVID-19. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We depend on a small number of airline suppliers in India for a significant percentage of our Air Ticketing revenue.

Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to seven domestic airlines as well as over 400 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines. Because the majority of the domestic Indian air travel industry is concentrated among these four domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines (the largest Indian airline has over 50% of the domestic market share as of June 2021), are more likely to impact our business. For example, the COVID-19 pandemic and the measures implemented to contain the pandemic have had, and are expected to continue to have, a significant negative effect on the Indian air travel industry, the dominant domestic airlines and, by extension, our business, financial condition, results of operations, cash flows and liquidity have also been materially and adversely affected. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns, such as the COVID-19 pandemic. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition and results of operations.

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

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in past years. For example, the state of Kerala in southern India, the states of Assam, Bihar and West Bengal in eastern India, the states of Jammu and Kashmir in northern India, and the state of Maharashtra in western India have each experienced widespread flooding in the past few years. Further, tropical cyclones have struck southern and eastern India recently and in the past, resulting in torrential rains and heavy flooding. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters, epidemics or disruptions in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and results of operations.

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

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under SEC’s rules, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. However, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until the filing of our Annual Report on Form 20-F following the date on which we are no longer an emerging growth company. Although we anticipate that we may no longer be an “emerging growth company” as of the end of the fiscal year ending March 31, 2022 (and at such time our independent registered public accounting firm may be required to provide the auditor attestation), even if we no longer qualify as an “emerging growth company,” we may still qualify as a “smaller reporting company”, which would allow us to continue to take advantage of the exemption from the auditor attestation.

Our evaluation and testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur significant accounting and auditing expenses and spend significant management time in complying with the requirements to evaluate and test our internal controls. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

● assist in conducting searches for airfares and process air ticket bookings;

● process hotel reservations;

● process credit card, debit card, net banking, Unified Payment Interfaces and e-wallet payments;

● provide computer infrastructure critical to our business; and

● provide customer relationship management, or CRM, software services.

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

During the fiscal year 2021, we closed certain offices due to the impact of the COVID-19 pandemic, which could materially adversely impact our revenues and our results of operations.

As a result of the COVID-19 pandemic we have closed a number of our offices across India. We have instituted policies requiring employees to work remotely in certain cases and such policies may remain in place for an indeterminate amount of time. Our remote work arrangements, coupled with stay-at-home orders and quarantines, pose new challenges for our employees and our IT systems and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity and IT systems management risks, and impair our ability to manage our business.

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

The actions that we take to monitor and enhance the performance of our travel suppliers may be inadequate to timely discover these quality issues. There may be customer complaints and litigation against us due to our travel suppliers’ failure to provide satisfactory travel products or services. If our travelers are dissatisfied with the travel products and services provided by third-party vendors they find through our marketplace platform, they may reduce their use of, or completely forgo, our marketplace platform as well as our core platform, including our mobile apps. They may also demand refunds of their payments to us or claim compensation from us for damages suffered as a result of our travel suppliers’ performance or misconduct. Increases in customer dissatisfaction with third-party vendors could damage our brand, reduce our traffic and materially and adversely affect our business and results of operations.

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

We outsource agreements with third parties for certain call center services for certain of our business operations. Any disruption, interruption or deterioration in the services provided by these third parties may have an adverse effect on our business.

We have entered into outsourcing agreements with third parties to provide call center services to our business. If these third parties are unable to perform to our standards or to provide the level of customer service expected by our clients, our reputation could suffer, which could potentially result in a loss of clients, and we may be forced to pursue alternatives to such third parties, which could potentially result in delays, interruptions or additional expenses. In addition, our third-party service providers are subject to general business risks, including system downtime, hacker attack, fraudulent access, natural disaster, human error or other causes leading to unexpected business interruptions. Any deterioration in our call center service and any delays, interruptions or expenses we experience as a result of having third parties provide our call center services could have a material adverse effect on our business or results of operations.

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

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into transactions with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable outcome of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take actions against us.

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

We provide inventory for homestays through our Yatra and Travelguru websites. The online homestay market is an evolving market. Since we began offering such services, there have been and continue to be significant business, marketing and regulatory developments. Operating in new and relatively untested markets requires significant management attention and financial resources. We cannot provide any assurance that our efforts to expand in this market will be successful, and the investment and additional resources required to establish operations and manage growth may not produce the desired financial results.

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

In recent years, we have increased our sales efforts toward larger corporate customers, including leading organizations from around India. The TCIL and ATB acquisitions were part of this effort. As we attempt to capitalize on this investment and increase our sales efforts targeted to large corporate customers, we expect to face greater costs, longer sales cycles and less predictability in completing some of our sales. Additionally, we may face challenges integrating the disparate sales approaches and strategies of the formerly separate ATB and Yatra segments. Furthermore, if a prospective corporate customer’s decision to use our travel services is an enterprise-wide decision, these sales may require us to provide greater education to the prospective customer. Consequently, these customers may require us to devote greater sales, implementation and customer support resources to them.

In addition, we are trying to increase our sales efforts to the B2B2C (business to business to consumer) segment by making inroads in India’s large and fragmented network of travel agents. We are currently trying to make inroads to this market via organic growth. To the extent that we cannot help these travel agents provide their clients with time and money-saving opportunities, the growth in this segment may slow. Slower growth in this segment may hinder our efforts to reach customers in smaller markets, such as the Tier 2 and Tier 3 markets in India, who often utilize intermediaries such as travel agents to arrange their travel.

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

In addition, we are also exposed to bad actors that could target our hosts and guests directly with attempts to breach the security of their email accounts or management systems, such as through phishing attacks, where a third party attempts to infiltrate our systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from us or from our hosts or guests, partners, or vendors.

Our processing, storage, use and disclosure of customer data of our customers or visitors to our website could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views of personal privacy rights or data security breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction, for example, the enactment of European General Data Protection Regulations. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000 (Indian), as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and results of operations. In addition, in 2019, India’s Ministry of Electronics and Information Technology after inviting comments on a draft Personal Data Protection Bill introduced it in the Indian Legislature for it to become a law. This proposed legislation would regulate the processing of personal data. The Indian Legislature has not yet promulgated the law arising out of the Personal Data Protection Bill. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict.

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

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	foreign exchange rates;

●	our ability to attract new customers and cross-sell to existing customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	general economic, industry and market conditions;

●	natural calamities such as earthquakes, tsunamis, floods and drought and pandemics or other health crises, such as COVID-19 and any containment measures taken in response to such calamities or crises, such lockdowns or travel restrictions;

●	changes in our pricing policies or those of our competitors and suppliers; and

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers or strategic partners.

Fluctuations in quarterly results may negatively impact the value of our securities and make quarter-to-quarter comparisons of our results less meaningful.

We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India.

The majority of our bookings are made through our Indian website and mobile offerings. According to Internet World Stats, India had 756 million Internet users as of March 2021. There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Our large shareholders exercise significant influence over our company and may have interests that are different from those of our other shareholders.

As of June 30, 2021, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, entities and people affiliated with Altai Capital Management, LLC entities affiliated with The 2020 Timothy J. Maguire Investment Trust and affiliates of Nantahala Capital Management, LLC and entities affiliated with MAK Capital One LLC beneficially own approximately 65.06% of the issued and outstanding shares of our company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 57.43% of the shares of our company, assuming such conversion and the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. By virtue of such significant shareholdings, these shareholders have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our memorandum and articles of association, the approval of a merger or sale of substantially all of our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

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

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent. As a result of the COVID-19 pandemic, we have implemented salary reductions and freezes, leaves without pay and work from home policies for our employees. If the downturn in the Indian economy or industry due to Covid-19 continues and we are not able to return salaries to pre-COVID levels to market levels for a significant period after the pandemic has ended, we may experience increased attrition, increased risk of potential claims asserted by former employees against us, and increased hiring cost to replace such employees. As a result we may not be able to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

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

Under current law, we expect to be treated as a foreign corporation for U.S. federal income tax purposes. Changes to Section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder or future IRS guidance could affect our status as a foreign corporation for U.S. federal income tax purposes, and any such changes or future IRS guidance could have prospective or retroactive application. Any of these changes to such laws or regulations, or future IRS guidance, could adversely affect our company.

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

As discussed in “Material U.S. Federal Income Tax Consequences,” we do not believe we were PFIC for the taxable year ending March 31, 2021, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. Accordingly, there can be no assurance that we are not a PFIC, or will not become a PFIC in the future.

Foreign Account Tax Compliance Act

The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our Ordinary Shares and to withhold on a portion of payments with respect to our Ordinary Shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our Ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our Ordinary Shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”. An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our Ordinary Shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

In addition, we may expose ourselves to new risks that may not exist in our Indian operations, including:

●	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

●	differences in consumer preferences in such markets;

●	increased risk to and limits on our ability to enforce our intellectual property rights;

●	competition from providers of travel services in such foreign countries;

●	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and

●	currency exchange rate fluctuations.

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

The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and were published in the Gazette of India on December 12, 2019, which provides an option for companies to opt for reduced corporate tax rate of 22% (plus surcharge and cess) provided that they do not claim prescribed benefits under the provisions of the Income Tax Act. In addition, such companies shall not be required to pay Minimum Alternative Tax. The Company has opted for reduced tax rate for subsidiaries. The Government of India has rolled out comprehensive national goods and services tax, or GST, law that combines taxes and levies by the Central and State Governments into a unified tax structure with effect from July 1, 2017. The implementation of GST has significant impact on overall tax computation and compliance. We have implemented necessary changes to our business processes, accounting and IT systems in compliance with GST law. We are also incurring additional tax compliance costs under the new tax law.

The Companies Act, 2013, together with the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries.

Almost four years after implementation, the GST law is still evolving. The Indian government is enforcing some provisions that were initially deferred, introducing regular amendments, issuing clarifications and changing tax return formats. This has caused businesses to re-visit tax positions and contract terms, update accounting software and enhance compliance capabilities to keep up with the changing legal requirements.

The Company has already filed its annual return for fiscal year 2018, fiscal year 2019 and fiscal year 2020 after having conducted a GST audit by an audit firm pursuant to GST laws, which requires the figures in the Company’s books and GST returns to be reconciled and reconciliation differences explained appropriately.

The increased tax rate due to the GST regime is largely offset by tax credits. Further, for the first year of the new GST regime, the Indian government extended the time during which tax credits can be claimed for fiscal year 2017-18 by six months, which was beneficial to the Company. However, the Company still has problems claiming tax credits due to non-compliance by certain suppliers. This issue is being litigated in India by a taxpayer who is claiming that the benefit of certain tax credits should not be denied due to non-compliance by a supplier.

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

Beginning in October 2018, tax collection at source, or TCS, provisions were enforced for electronic commerce operators under GST laws. Similar provisions for tax deduction were introduced under Income tax laws for electronic commerce operators. As the Company primarily does business through its online portal and web-based application, the Company is required to comply with TCS and TDS provisions. As a result, the Company has obtained new registrations in all states for purposes of GST-TCS and now files a monthly return which reconciles the values on which TCS is collected with the values disclosed by the suppliers. This has greatly increased compliance costs and is creating cash flow issues for the Company.

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

The Central Board of Direct Taxes has issued guiding principles or Guidelines, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one of substance over form and its determination is fact driven. An entity may have more than one place of management; however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year on year basis, and process of such determination would primarily be based on whether the Company is engaged in “active business outside India”. If during the tax year, PoEM exists both in and out of India, the PoEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and, accordingly, subject to taxes on its global income.

Business Connection

As per the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India. Under the IT Act, one of the situations in which income is said to be deemed to be accrued in India is if it is earned through a “business connection” in India.

As per the provisions of the IT Act, the term “business connection” has been defined to include any business activity carried out through a person who habitually exercises an authority to conclude contracts or maintains a stock of merchandise or secures orders mainly or wholly for the non-resident in India.

The Finance Act, 2018 has broadened the scope of the term “business connection” to include “significant economic presence (SEP)” of the non-resident in India (irrespective of whether the non-resident has established a place of business in India or whether or not the non-resident renders service in India or whether or not the agreement for rendering such service or activities is entered in India). “Significant economic presence” has been defined to include (i) any transaction in respect of any goods/services/property carried out by a non-resident in India including provision of download of data or software in India if the aggregate of payments arising from such transactions exceed the prescribed threshold limit in a year; or (ii) regular interactions with the users in India beyond a prescribed threshold limit through digital means; or (iii) soliciting of business activities in a continuous and systematic manner through digital means. On May 3, 2021, the Central Board of Direct Taxes, notified a threshold limit for SEP.

The Finance Act, 2018 has also broadened the scope of “business connection” to provide that “business connection” shall include any business activity carried by a person in India for a non-resident where such person habitually concludes contracts or habitually plays the principal role leading to conclusion of the contracts and the contracts are in the name of the non-resident or for the transfer of the ownership of, or for granting of the right to use, property owned by that non-resident or that non-resident has the right to use or for the provision of services by the non-resident.

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

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. In 2019, India’s Ministry of Electronics and Information Technology introduced a draft Personal Data Protection Bill introduced it in the Indian Legislature. This proposed legislation would regulate the processing of personal data. The Indian Legislature has not yet promulgated the law arising out of the Personal Data Protection Bill. If this or similar legislation is enacted, it may affect us in ways that we are currently unable to predict. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics, such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Any such changes could have an adverse effect on our business and financial performance. Further, In July, 2020 the provisions of the Consumer Protection Act, 2019 (CPA) have been notified. CPA provides for simplifying the consumer dispute adjudication process and introduces concept of product liability besides further empowering the consumers and help them in protecting their rights through its various rules including the Consumer Protection (E- Commerce), Rules, 2020.

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

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, or FDI policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model, inventory, pricing and permitted services). India’s Department of Promotion of Industry and Internal Trade, Ministry of Commerce and Industry also recently invited comments on a draft National e-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our securities will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes and foreign investment, volatility in and actual or perceived trends in trading activity on India’s principal stock exchanges, prevailing economic conditions, and policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant, and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, e-commerce, data, foreign investments, currency exchange rates and other matters affecting investments in India could change as well or be subject to unfavorable changes or interpretations or uncertainty, including by reason of limited administrative or judicial precedents. There can be no assurance that the Government of India may not implement new regulations and policies which will require us to obtain approvals and licenses or impose onerous requirements and conditions on our operations. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business, financial condition, results of operations and prospects.

See also “— Changing laws, rules and regulations and legal uncertainties in India, including adverse application of corporate and tax laws, may adversely affect our business and financial performance.”

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

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the IT Act provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in 2015 to the IT Act, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or share capital, at any time during twelve-month period preceding the date of sale, does not exceed 5% of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

Risks Related to Our Ordinary Shares

Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of June 30, 2021, there were outstanding warrants to purchase an aggregate of 17,537,958 ordinary shares. Outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares became exercisable after January 15, 2017 and will expire at 5:00 p.m., New York time, on the earlier to occur of: (x) December 16, 2021, (y) the liquidation of our company or (z) the redemption date, which shall be a date fixed by us in the event that we elect to redeem all of these warrants. The exercise price of these warrants will be $5.75 per half-share, or approximately $199,381,250 in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through “cashless” exercise. Outstanding warrants to purchase an aggregate of 46,458 Ordinary Shares became exercisable after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time. The exercise price of these warrants will be $26.9058 per share, assuming none of the warrants are exercised through “cashless” exercise. Outstanding warrants to purchase an aggregate of 154,000 Ordinary Shares became exercisable on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. In addition, as of June 30, 2021, there were outstanding options to purchase an aggregate of 4,052,118 Ordinary Shares (including 13,152,905 Company restricted stock units and performance stock option) and outstanding restricted shares units and performance stock units which, when vested, will result in the issuance of 13,152,905, Ordinary Shares. To the extent the above-described warrants or options are exercised or the above-described restricted shares vest, or if we issue any additional equity securities, including but not limited to options, warrants, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants or options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

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

As a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

As a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, the Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, our Cayman Islands counsel has provided a letter to Nasdaq dated March 18, 2020 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement to hold annual shareholder meetings every year. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to the holding of annual meetings. We have not held an annual general meeting since our December 12, 2018 meeting. We may, however, hold annual shareholder meetings in the future. As we choose to follow home country practice with respect to holding annual shareholder meetings, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they may deem important.

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

It is currently anticipated that we may lose our “emerging growth company” status as of the end of the fiscal year ending March 31, 2022. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” if the market value of our ordinary shares held by non-affiliates is below $250 million (or $700 million if our annual revenue is less than $100 million) as of September 30 in any given year, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

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

As of March 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired will continue in their positions as directors until our next annual general meeting is held. See “—As a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.”

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

In connection with the Business Combination, we issued certain shareholders warrants to purchase our Ordinary Shares with provisions that require liability classification. These warrants require us to “mark to market” (i.e., record the derivatives at fair value) as of the end of each reporting period as liabilities on our balance sheet. Any volatility in the trading price for our Ordinary Shares would also impact the fair value determination of our outstanding warrants. A significant increase in the trading price for our Ordinary Shares, while we are required to mark-to-market the fair value of our outstanding warrants, may have a significant adverse impact on our operating results.

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

As of June 30, 2021, we had 57,732,071 Ordinary Shares issued and outstanding, 2,076,094 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and 2,392,168 Class A shares issued and outstanding, and Yatra USA had 2,076,094 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Shares in the Company at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could decline. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

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

If the benefits of any of our past or potential future acquisitions do not meet the expectations of investors or securities analysts, the market price of our securities may decline. In addition, the trading price of our securities following any acquisition could be volatile and subject to wide fluctuations in response to various factors relating to our acquisition activity, some of which are beyond our control. In addition, any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	our ability to successfully complete any past or potential future acquisition, and realize the anticipated benefits of such acquisitions;

●	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period; changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;

●	operating and stock price performance of other companies that investors deem comparable to ours; changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; the volume of our Ordinary Shares available for public sale;

●	any major change in our board of directors or management;

●	sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

●	any continued slowdown in India’s economic growth;

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism; and

●	natural calamities such as earthquakes, tsunamis, floods and drought and pandemics or other health crises, such as COVID-19.

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

Our Ordinary Shares began trading on Nasdaq under the symbol “YTRA” on December 19, 2016. There are no guarantees that our Ordinary Shares will continue to qualify for listing on Nasdaq. In addition, our warrants began trading on the OTCQX® Best Market under the symbol “YTROF” on December 30, 2016. If our Ordinary Shares and/or warrants are ever in the future delisted, the holders could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our securities are a “penny stock,” which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities;

●	limited amount of news and analyst coverage for our company in the United States; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

A significant portion of our total outstanding ordinary shares may be sold into the market at any time. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

As of June 30, 2021, MIHI LLC, Macquarie Corporate Holdings Pty Limited, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the Terrapin Sponsors) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, Reliance Infrastructure Limited, entities affiliated with Vincent C. Smith, entities affiliated with Norwest Venture Partners, entities and people affiliated with Altai Capital Management, LLC entities affiliated with The 2020 Timothy J. Maguire Investment Trust, affiliates of the Nantahala Capital Management, LLC and entities affiliated with MAK Capital One LLC beneficially own approximately 65.06% of the issued and outstanding shares of our company, assuming the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting shares and (iii) other convertible shares held at the subsidiary level that are convertible into our Ordinary Shares and held by such parties (or approximately 57.43% of the shares of our company, assuming the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. The Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Yatra USA until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. As restrictions on resale end, the market price of our Ordinary Shares could decline if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

Our business could be negatively affected as a result of actions of activist shareholders and shareholder advisory firms.

Campaigns by shareholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. For example, in July 2021, we received a letter from the 2020 Timothy J. Maguire Investment Trust, one of our shareholders, recommending that we make certain operational changes, restructure our corporate governance, and refresh our Board membership. If we become engaged in a process or proxy contest with an activist shareholder in the future, our business could be adversely affected, as such activities could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our business plan. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or actual or potential changes to the composition of our Board of Directors or management team may lead to the perception of a change in the direction of our business, instability or lack of continuity, which may be exploited by our competitors, cause concern to current or potential clients and financing sources, and make it more difficult to attract and retain qualified personnel. If potential or existing clients or customers choose to delay, defer or reduce transactions with us or transact with our competitors instead of us because of any such issues, then our results of operations could be adversely affected. Similarly, we may suffer damage to our reputation (for example, regarding our corporate governance or shareholder relations) or brand by way of actions taken or statements made by outside constituents, including activist investors and shareholder advisory firms, which could adversely affect the market price of our ordinary shares, resulting in significant loss of value, which could impact our ability to access capital, increase our cost of capital, and decrease our ability to acquire properties on attractive terms.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Yatra Online, Inc. is a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a public company upon the consummation of the Business Combination. Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector—20, Gurugram, Haryana—122008, India, and our telephone number at this office is +91- 124-4591700. Our principal website address is www.yatra.com and our other main website is www.travelguru.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

Yatra is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 11.7 million travelers that have booked their travel through us as of March 31, 2021. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

B. Business Overview

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 94,000 hotels and homestays in approximately 1,400 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 350 holiday packages and more than 450 other activities such as tours, sightseeing, shows, and events.

India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. We believe that our focus on both the corporate as well as the consumer travel market positions us to address this combined market opportunity.

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through three go-to-market strategies: B2C (business to consumer), B2E (business to enterprise) and B2B2C (business to business to consumer). We believe that the combination of our B2C and B2E channels enables us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. Our B2B2C channel provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from approximately 27,000 travel agents in more than 860 cities across India as of March 31, 2021.

Our business is based on a single technology platform that serves our customers through multiple mobile applications as well as our website. Our single platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat use by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our B2E customers to become B2C customers, we operate our eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points. During fiscal year 2021, approximately 92%* of our customers’ visits were from direct and organic traffic.

We define a “visit” as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use “traffic” and “visits” interchangeably in this Annual Report.

We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2021, our web and mobile properties received approximately 129* million visits, a 39% decrease compared to that of fiscal year 2020 partly as a result of the COVID-19 pandemic and partly as a result of the bankruptcy of one of India’s largest airlines in fiscal year 2020 as well as a mix shift in our business. Our mobile applications have been downloaded approximately 22 million times.

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

* We transitioned from Omniture to Google analytics during the fiscal year 2020 and as a result, certain sources of traffic have been considered on an average basis during the transition period.

We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India. In fiscal year 2021, due to COVID-19, we experienced a significant decrease in our sales of holiday packages and lower travel demand due to travel restrictions.

Our revenue was INR 1,271.3 million in fiscal year 2021 and INR 7,259.4 million in fiscal year 2020, representing a decline of 82.5% over that period. Our Adjusted Revenue was INR 2,190.6 million in fiscal year 2021 and INR 5,982.4 million in fiscal year 2020, representing a decrease of 63.4%. In addition, our Gross Bookings for Air Ticketing and Hotels and Packages decreased to INR 14.7 billion in fiscal year 2021 from INR 85.3 billion in fiscal year 2020, representing a decrease of 82.8%. During fiscal years 2021 and 2020, our net losses were INR 1,194.9 million and INR 840.2 million, respectively.

Adjusted Revenue is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to “Item 5. Operating and Financial Review and Prospects—Key Operating Metrics.”

We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. However during the fiscal year 2021, we witnessed year over year decline of 43%* in our mobile traffic as a result of the COVID-19 pandemic.

The installation rate for our mobile applications increased 11% from March 31, 2020 to March 31, 2021. In addition, we receive over 10.8 million online shopper visits on our platform each month.

Unless otherwise specifically stated, the market and industry information and statistics included in the below description of our business is as of March 31, 2021.

Recent Developments

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to the re-imposition of states-wide travel restrictions, lock downs and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. Per global analytics company CRISIL, it is expected that [airline] traffic volume in fiscal year 2021 will be approximately 60% of the fiscal 2020 volume, with recovery to pre-pandemic levels anticipated by the fourth quarter of fiscal year 2023. Vaccinations continue to be administered at a rapid rate in India with at least 10% of the population having received at least one dose as of May 15, 2021. We currently expect the second wave of COVID-19 pandemic will have a material impact on our revenue for the first quarter of fiscal year 2022. However, it is difficult for us to predict how long the second wave will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to implement certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on our business. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Termination of Ebix Merger Agreement

On June 5, 2020, we provided to Ebix, Inc., or Ebix, a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc., or EbixCash, and filed a complaint, or the Complaint, in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020, or the Extension Agreement. The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. The opening arguments concerning the motion to dismiss were held on May 17, 2021 and the Court has up to 90 days to decide on the matter. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurance that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

Our Approach

India is one of the world’s largest and fastest growing economies, with a large middle class that is benefiting from increasing disposable income and a growing adoption of mobile Internet access. Nevertheless, India’s middle class is still a relatively small fragment of India’s population.

In order to effectively grow our business and serve the various segments of India’s growing middle class, we operate through three go-to-market strategies: B2C, B2E and B2B2C. By using a common technology platform, we believe we are able to effectively target India’s educated urban consumers and have multiple points of contact for marketing additional services to existing customers.

● Our consumer, or B2C, offerings are provided directly to consumers through our apps and website.

● Our corporate, or B2E, offerings are provided to our customers through a self-booking tool as well as site support with staff for query handling and execution. Our portfolio of more than 700 large corporate customers as of March 31, 2021 (including corporate customers of ATB and TCIL) includes leading organizations from India that employ more than 6.9 million people, helping to make our B2E business India’s largest corporate travel agency. We have also ramped up our efforts for compiling corporate spends using proprietary technology platforms resulting in business efficiencies and entered into a partnership with a leading FinTech start-up service provider to deliver streamlined, integrated expense automation solutions for corporates and SMEs in India.

● Our trade, or B2B2C, offerings address the needs of a large and fragmented market of travel agents providing access to approximately 27,000 registered agents in more than 860 cities across India as of March 31, 2021, and particularly in smaller markets (which we refer to herein as Tier 2 and Tier 3 cities or markets) where Internet penetration has traditionally been lower and where cash payments are still the predominant form of travel purchasing.

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

Our Platform

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C, B2E and B2B2C channels. Our customer “touch-points” include our mobile applications, website and call centers as well as ‘embedded’ teams within some of our B2E clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering over 27,000 agents in more than 860 cities across India as of March 31, 2021. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2E customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

(1) Data for the twelve months ended March 31, 2021 for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

(2) Cumulative as of March 31, 2021; does not include data for B2B2C business.

(3) Approximate count as of March 31, 2021 and includes the employees of corporate customers of ATB and TCIL.

(4) As of March 31, 2021.

(5) Hotel count as on March 31, 2021

Our website and mobile applications provide the following capabilities:

●	Exploring & Searching: Our web and mobile platforms enable customers to explore and search flights, hotels, holiday packages, buses, trains and activities. We have developed a Natural Language Processing/Machine Learning, or NLP/ML based text/voice search engine on our website and our Facebook Bot to optimize search results. We also have a NLP/ML-based customer support knowledge engine to address users’ queries without dialing the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as “Lowest Fare Finder,” “Super Saver,” “Things To Do” and notifications.

●	Total Visibility: Using our platform, customers are able to search for the lowest price available on any given date, identify dates with public holidays and widely celebrated events, and obtain additional information such as tripadvisor.com reviews, information on refundable or non-refundable fares, number of stops on airline bookings, and hotel and room amenities.

●	Booking: Once a customer has decided to book travel, we offer a range of payment options. In addition, for international transactions, we use a “Dynamic Currency Converter,” which supports 29 currencies and converts prices from INR to another currency so that international credit cards can be charged.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

●	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 22 million times.

●	Yatra Mini: A multilingual, mass-market Android application providing consumers with ready access to rail and bus bookings as well as budget hotels.

●	Yatra Web Check-In: An application designed to ease the flight check-in process for travelers.

●	Yatra Corporate: A self-booking application for our business customers.

●	Travelguru HomeStay: An application that connects homeowners and travelers to facilitate homestay bookings.

●	Yatra Hoteliers DESTranet: An application for hotel owners and operators to update and manage their inventories, rates and check-in process.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and in fiscal year 2021, our mobile platforms accounted for approximately 77% of our total consumer visits.

(1) Data for flagship brand Yatra.com only.

Data from B2E and B2B2C businesses

(1)	% of Online Bookings for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses.

Our Services

We offer comprehensive travel-related services, which include domestic and international air ticketing, hotel bookings, homestays, holiday packages, bus ticketing, rail ticketing, cab booking, activities and ancillary services. During the year ended March 31, 2021, primarily as a result of the COVID-19 pandemic, we have experienced year over year declines of 68% in air passengers booked, 54% in stand-alone hotel room nights booked, 96% in packages passengers traveled and 83% in Gross Bookings.

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

During the year ended March 31, 2021, air passengers booked declined by 68% year over year and air gross bookings declined by 83% over the same period primarily due to the COVID-19 pandemic.

(1)	Data for flagship brand Yatra.com only and excludes data from B2E and B2B2C businesses
(2)	Please refer to “Item 5. Operating and Financial Review and Prospects—Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

Hotels and Packages

Hotels

With approximately 94,000 hotels and homestays contracted in approximately 1,400 cities across India, we are India’s largest platform for domestic hotels. In fiscal year 2021, more than 500K standalone hotel room-nights were booked through our platforms.

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

Revenue from our Hotels and Packages business includes commissions and markups that we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis. From fiscal 2020 to fiscal 2021, our Hotels and Holiday Packages’ Gross Bookings declined by 78% due to a decline in hotel room-nights and holiday packages sales largely as a result of the impact of the COVID-19 pandemic.

We believe that Yatra has India’s largest hotel inventory, especially in the key “budget” category in Tier 2 and Tier 3 cities that matches Indian consumers’ preferences.

(1)	Management estimates, as of March 31, 2021
(2)	Management estimates from company website, press articles, and filings
(3)	Includes approximately 13,627 homestay accommodations
(4)	Premium hotels include 4 and 5 star accommodations; mid-segment hotels include 3 star accommodations and budget hotels include all other accommodations (including homestay accommodations)

Holiday Packages

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumer, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have approximately 350 holiday packages to destinations within India, Asia, the Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. We also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

(1)	Numbers for fiscal year 2019 include TCIL performance for two months
(2)	Please refer to “Item 5. Operating and Financial Review and Prospect—Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

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

Cab Booking

Taking a step further in servicing our customers and providing them with one more travel solution, in September 2016, we launched app integration with one of the world’s most famous cab-booking companies. This made it possible for our customers to book their local and intracity transport through the Yatra app, even if the main supplier app is not installed on their devices.

Activities

Launched in July 2016, we currently list more than 450 activities inside and outside India. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

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

Our Strengths

We believe the following combination of attributes of our company distinguishes us from our competitors:

Trusted Online Travel Brand

“Yatra,” which is the Hindi word for “Journey,” is one of India’s most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India’s Ministry of Tourism, ‘The Best Edutainment Program-K12’ Awarded by Indian Education Awards 2019—9th National Awards on Indian Education, The Economic Times Brand Equity’s Most Trusted Brand Survey 2016, Travel and Hospitality’s Most Outstanding Travel Company, National Tourism Award for “Best Domestic Tour Operator” in Category I (Rest of India) & “Best Inbound Tour Operator” for 2017-18 and the CNBC Awaaz Travel Award. The strength of the brand is reflected in direct and organic traffic accounting for 92% of our total traffic. To further strengthen the brand, we have, from time to time, signed up some of India’s leading film personalities as our brand ambassador in the past.

Our Multi-Channel Platform for Business and Leisure Travelers

We have designed a unique “go-to-market” strategy that is a mix of B2C, B2E and B2B2C. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. Through organic and inorganic initiatives we believe we have become the largest independent corporate travel services provider and the second largest consumer travel company in India, both leveraging a common technology platform. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and that our eCash program provides further incentive for customer loyalty across the various channels.

Large and Loyal Customer Base

We have served approximately 11.7 million cumulative travel customers as of March 31, 2021, an increase of 0.6 million customers compared to March 31, 2020, with a high number of repeat visitors and repeat transactions. During 2021, repeat transactions accounted for 94% of all of the transactions on yatra.com.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the unique needs of Indian and global customers traveling throughout India, and for domestic customers traveling internationally. We believe that we have aggregated the largest travel related inventory in India that includes access to all major domestic and international airlines operating within India and a hotel network that includes approximately 94,000 domestic hotels and homestays across 1,400 cities in India. This comprehensive selection of travel-related services makes us a “one-stop shop” for our customers’ business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

Single Technology Platform

We have developed a common technology platform approach that enables a consistent user experience across our entire customer base including B2C, B2E and B2B2C. This approach has enabled us to reduce development costs and accelerate “time-to-market” as new features and services can be launched simultaneously across channels. Our technology also contributes to the conversion of our business travelers to leisure travelers by creating a single and familiar platform as well as enabling loyalty programs such as our eCash program, available across all our channels and offerings. Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We believe that having a single technology platform enables us to innovate and scale our operations effectively across channels.

Seasoned Management Team with Track Record of Success

We are a founder-led business and our senior management team is comprised of industry executives with deep roots in the travel industry combining over 97 years of accumulated experience. Our management team previously worked with companies such as Ebookers.com, Tripadvisor.com, Yahoo, Travel Boutique Online and Carlson Wagonlit. We believe that our management’s expertise, industry relationships, and experience in identifying, evaluating and executing on new opportunities provide us with opportunities to grow organically and through strategic acquisitions that complement or expand our existing operations.

Our Growth Strategy

The key elements of our long-term growth strategy include:

Cost-Effectively Grow our Customer Base

We intend to grow our customer base by continuing to provide business and leisure travelers a combined, comprehensive and competitive platform that meets all their travel needs. In addition, we plan to continue investing in our brand, expanding our B2E sales team and growing our B2B2C travel agent network. For example, during the first half of fiscal year 2018, we launched a new brand campaign and grew our travel agent network to approximately 27,000 agents in more than 860 cities as of March 31, 2021.

(1)	Cumulative as of March 31, 2021; does not include data for B2B2C businesses.

Grow “Share Of Wallet” With Existing Customers—Leverage our Multi-Channel Approach and Our Loyalty Programs

In order to leverage our multi-channel platform we have developed a number of initiatives that help us drive and reward customer loyalty, specifically targeting business travelers who join our platform through our B2E channel and who eventually become B2C customers. For example, our eCash program was launched in 2014 to reward customers for repeat purchases. Customers accumulate such eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Our eCash program is supported by a strong technology architecture and operates seamlessly with minimal human intervention. Since the eCash program was launched, we believe we have seen a significant impact of this program on our business. We plan to continue focusing on growing our B2C business and using and promoting our eCash program in order to grow our business. Over 6.1 million customers have registered for our eCash program.

Invest in Technology—“One-Stop Shop” For All Travel Needs

We intend to continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a ‘one-stop-shop’ for our customers when it comes to travel and travel related products. Given our focus on sustainable growth, which means that we do not intend to rely on aggressive promotions and discounts to grow our business, innovation is a key driver for our business as it enables us to provide our customers with a differentiated high quality offering. In order to provide customers with selection and choice, we have launched a marketplace platform that enables us to sell our own inventory as well as the inventory of third-party vendors and we intend to launch similar innovative platform enhancements in the future.

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

Airlines

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go First, IndiGo, SpiceJet, Vistara, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

Hotels

We have a hotel network of approximately 94,000 hotels and more than 500K hotel room-nights were booked through our platforms in fiscal year 2021. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips—before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have approximately 100 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four week induction and training program for our employees, which is managed by our in-house training team.

Central to the customer experience, our customer contact centers are closely aligned to the business and are equipped to meet all customer needs. These centers are open seven days per week and provide customer support till midnight. This enables us to provide a seamless customer experience across all channels. To improve flexibility and cost efficiency, we also utilize third-party customer service providers. In most of the cases, our staff is stationed in third-party customer contact centers to ensure that the customer experience is maintained to our unified corporate standards.

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

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., CWT, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., Le Travenues Technology Pvt. Ltd. India, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel and Tours (India) Private Limited and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

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

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer to peer inventory sources, such as Airbnb Inc., HomeAway.com, Inc. and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer to peer inventory sources could affect the demand for our services in facilitating reservations at hotels. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

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

We also face increasing competition from search engines like Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Google has increased its focus on appealing to travel customers through Google Places, Google Flights and Google Hotel Price Ads. Google’s efforts around these products, as well as possible future developments, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

Employees

As of March 31, 2021, we had 1,006 employees. As a result of the COVID-19 pandemic, we implemented salary reductions and freezes, leave-without-pay and work-from-home policies for our employees. In addition, in 2019 and 2020, we rationalized our employee headcount, resulting in reductions in our employees numbers. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2019	2020	2021
Executive Management	3	2	2
Product development	116	68	24
Sales and marketing	377	292	225
Technology development and technology support	283	149	124
Others (including operations, business development, administration, finance and accounting, legal and human resources)	1,735	1,489	631
Total	2,514	2,000	1,006

	Number of Employees as of March 31,
Location	2019	2020	2021
India	2,498	1,987	1,004
United States	1	1	1
Singapore	15	12	1
Total	2,514	2,000	1,006

None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2021, we employed 103 temporary and contractual employees.

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

The Companies Act contains significant changes to Indian company law, including in relation to the issuance of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries and corporate social responsibility spending. While substantially all of the provisions of the Companies Act are currently effective.

Litigation

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business and the results of litigation and claims cannot be predicted with certainty.

Termination of Ebix Merger Agreement

On June 5, 2020, we provided to Ebix, a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash and filed a Complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an Extension Agreement executed by the parties on May 14, 2020. The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. The opening arguments concerning the motion to dismiss were held on May 17, 2021 and the Court has up to 90 days to decide on the matter. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurance that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects. See “Item 3. Key Information - D. Risk Factors — Risks Related to the Termination of the Merger with Ebix — The termination of our Merger with Ebix, and related legal proceedings, may materially and adversely affect our results of operations and share price.”

Except for the Ebix Complaint and the tax proceedings described below, there are no other governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Matters Relating to Yatra Online Private Limited

Assessment Year 2008-09

In December 2010, we received a demand notice from the Indian income tax authorities for the assessment year 2008-09, disallowing a deduction of INR 18.9 million. In January 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). The appeal was decided in our favor in March 2012 and we received partial relief except for some disallowance amounting to INR 1.6 million. The Revenue has filed an appeal against the order of the Commissioner of Income Tax (Appeals) with the Income Tax Tribunal. Further, in March 2014, we received a demand notice for payment of tax on disallowed expenses of INR 1.6 million. The tax amount was paid in April 2014. In March 2016, the Income Tax Tribunal remanded the matter to the file of the assessing officer who will decide these issues afresh and give us an opportunity to present the case before him. The matter has not yet been scheduled for hearing by the assessing officer. In December 2020, the Company applied for Vivad Se Vishwas Scheme 2020 (VSVS) to settle its tax disputes with the department. The settlement of the appeal under the VSVS is still pending.

Assessment Year 2012-13

In April 2016, we received a demand notice from the Indian income tax authorities for the assessment year 2012-13, disallowing a deduction of INR 8.2 million for expenditure relatable to exempt income and security deposit written off. We filed an appeal before the Commissioner of Income Tax (Appeals) in July 2016. Subsequently, we were issued a notice of demand for INR 0.5 million as a tax penalty against which we filed an appeal before the Commissioner of Income Tax (Appeals) in November 2016. The matter was scheduled for hearing on January 19, 2018. Hearing for penalty matter adjourned sine die. Fresh notice will be issued after hearing of quantum appeal. We have not heard back from department thereafter. In December 2020, the Company applied for VSVS to settle its tax disputes with the department. The settlement of the appeal under the VSVS is still pending.

Assessment Year 2013-14

In November 2014, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2013-14. A scrutiny assessment refers to the examination of a return of income by giving an opportunity to the tax payer to substantiate the income declared and the expenses, deductions, losses, exemptions, etc., claimed in the return with the help of evidence. We have submitted the required information to the concerned authorities. Assessment orders dated December 22, 2016 were issued, disallowing a deduction of INR 11.8 million and determining the sum of INR Nil payable by us. We filed an appeal before the Commissioner of Income Tax (Appeals) in January 2017. Final orders were passed in August 2018 partly allowing the appeal. The company accepted the order and the matter is closed.

Assessment Year 2014-15

1.	In March 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment orders were subsequently issued on December 29, 2017, disallowing a deduction of INR 0.02 million. We have filed an appeal before the Commissioner of Income Tax (Appeals) in January 2018. The matter is not yet scheduled.

2.	In December 2016, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning certain information. The Company submitted all the required information with the department, after which Transfer pricing orders under Section 92CA(1) of the Income Tax Act were issued in October 2017, accepting arm’s length pricing of the transactions. The assessment is closed.

3.	In January 2021, we received notice under section 250 of the Income Tax Act, 1961 in relation appeal filed against the order to upload any further written submission and documents on or before January 8, 2021.

4.	In December 2020, the Company applied for VSVS to settle its tax disputes with the department. The settlement of the appeal under the VSVS is still pending.

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

In February 2019, we were issued assessment orders making an addition of INR 92.4 million relating to arm’s length pricing of domestic transaction with associate enterprises. We have filed an appeal before the Commissioner of Income Tax (Appeals) in March 2019. The matter was dismissed pursuant to an order dated March 1, 2021 following the Company’s determination to pursue settlement of this matter under the VSVS.

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

In December 2020, we received notice for hearing in respect of Revision proceedings u/s 263 of the Income Tax Act, 1961 fixed for January 4, 2021. There hearing was attended by authorized representative of the Company.

In January 2021, we received an order u/s 263 of the Income Tax Act, 1961 setting aside the order passed by previous AO and directing new assessment order after making the due inquiry. We have filed appeal before the Commissioner of Income Tax (Appeals) against the above orders on March 17, 2021. The matter is not yet listed.

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

In February 2021, we received the assessment order u/s 143(3) of Income Tax Act, 1961 accepting the income as per return of income and this matter was closed.

Assessment Year 2018-19

In March 2020, Tax assessment intimation under section 143(1) of Income Tax Act, 1961 was issued without any addition. The tax scrutiny is not completed.

Service Tax Show Cause and Demand Notice—Fiscal Years 2007-17

In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015 and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. The aggregate value of the demand in these show cause notices is approximately INR 1,000 million, excluding interest and penalties if finally determined to be payable. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017 in respect of show cause notices mentioned above. Further to such proceedings, the demand of service tax of INR 983.2 million has been raised by the Commissioner of Service Tax along with a penalty of INR 381.8 million and interest at an appropriate rate in Feb’2018 and received by us on March 9, 2018. An appeal was filed before the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in June 2018. The matter has not yet been scheduled for hearing.

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

In March 2018, we received notice from Commissioner for the period April 2015-June 2017 relating to same matter. The aggregate value of show cause notice is approximately INR 437.6 million (excluding interest and penalties). We have filed reply in May 2018. The Commissioner of GST, Gurugram passed an adverse order dated November 29, 2018, received by us on December 8, 2018 confirming a demand of Inr 381.6 million along with a penalty of INR 38.2 million and interest at an appropriate rate. An appeal has been filed before CESTAT in March 2019. The matter scheduled for hearing on August 9, 2019 was adjourned. The CESTAT Chandigarh bench will work during October 21, 2019 to October 25, 2019, however case list is not yet out in public domain.

Investigation by Directorate General of Central Excise Intelligence

An investigation has been initiated by the Directorate General of Central Excise Intelligence, or DGCEI, for the period from October 2010 to September 2015 for service tax relating to hotel reservations. The matters are industry wide and involve a complex interpretation of law. We have made a pre-deposit of INR 25 million under protest but we have not received any show cause notice in this respect. A notice for further information on the subject was received and our reply was filed in January 2016. The investigation is ongoing. We believe that we have strong grounds to defend our position on these matters. In January 2021, we filed a writ petition before the High Court of Delhi for a refund of INR 25 million. On January 29, 2021, the High Court of Delhi passed writ petitions orders directing DGCEI to consider the writ petition as a representation and decide the refund claim. The Court has also directed the Department to consider payment of interest on such refund as per applicable law.

Service Tax Intimation for audit of Fiscal Years 2012-13-2016-17

In September 2017, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from Fiscal Years 2012-13 to 2016-17. The required information is submitted to the concerned authorities.

In September 2020, pursuant to service tax audit initiated by the Central GST Audit Commissionerate, Gurugram, we received a notice from the tax authorities for fiscal years 2014-15 (from October 2014) to 2017-18 (to June 2017), demanding payment of service tax in respect of certain matters. The aggregate value of demand for the show cause notice is approximately INR 180.6 million (excluding interest and penalties if finally determined to be payable). We submitted our reply in January 2021. The matter was fixed for hearing on February 18, 2021. The personal hearing was attended through virtual mode and we reiterated the submission made in our reply dated February 8, 2021 and pleaded for dropping the proceedings. These are no further updated after personal hearing.

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

Assessment Year 2017-18

In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2017-18. Assessment order u/s 143(3) was passed by the department on December 25, 2019 in which advertisement sales promotion expenses and employees contribution to ESIC was disallowed amounting to INR 20 million. Further we filed an appeal before the Commissioner of Income Tax (Appeals) u/s 246A against the said order on January 22, 2020.

In January 2021, the Company applied for VSVS to settle its tax disputes with the department. The settlement of appeal under the VSVS is still pending.

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

We received the communication from Superintendent CGST on December 24, 2018 fixing personal hearing on January 8, 2019 with Joint Commissioner CGST. The hearing was attended and the officer has asked for a list of vendors with vendor addresses so that officer could send the verification letters. We submitted the information on January 15, 2019. We have not received any further communication from the Joint Commissioner’s office.

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

In March 2021, we received orders for refund of INR 7.4 million and balance amount INR 1.1 million was rejected on the ground of limitation of time. The refund INR 7.4 million was credit in our bank account. The order is be reviewed and the Company is deciding whether to appeal the rejection of INR 1.1 million refund claim.

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

In January 2017, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning information. The Company had submitted all the required information is submitted with the concerned authorities post which Transfer pricing orders under Section 92CA (1) of the Income Tax Act were issued in October 2017 accepting the arm’s length pricing of transactions.

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

In December 2020, ITAT passed orders sending the matter back to the assessing officer to re-examine the matter a new and provide a new of hearing to assesse to substantiate the case.

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

Assessment Year 2018-19

In March 2021, we were issued notice u/s 142(1) by the Income Tax Authorities seeking information & rationalization of “share based payment expense” amounting to INR 0.9 million, the response of which was submitted before the authorities.

Later in April 2021, the authorities issued an order under section 143(3) disallowing such expense and imposing tax along with penalty amounting to approximately INR 0.4 million along with a demand notice u/s 156 & SCN u/s 270A. This is being reviewed by us and a reply will be submitted in due course.

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

Assessment Year 2018-19

In November 2020, we were issued a notice by the Indian income tax authorities that we requring furnish information electronically on or before December 1, 2020. The required information has been submitted with the department. The Assessment order is still pending from the concerned authorities

Service Tax Intimation for audit of fiscal Years 2015-16 – 2017-18 (upto June; 2017)

In January 2021, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from fiscal Years 2015-16 to 2017-1. The required information is submitted to the concerned authorities.

During the course of verification of our records and returns, by the Audit team from the office of Audit Commissionerate CGST & CX Audit, it was determined that certain CENVAT credit incorrectly availed by the Company. We have agreed to the points raised during verification/scrutiny and have deposited the said amount of CENVAT credit of INR 0.01 million along with interest and penalty of INR 0.01 million vide DRC-03, Dt. 23 Mar’2021. A final order yet to be received from the authorities.

Tax Matters Relating to Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited

Assessment Year 2018-19

In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny and we were requested to furnish information electronically on or before September 26, 2019. We filed the required documents with the income tax authorities. We received further questionnaire in December 2020 and January 2021. All the required details were submitted. In February 2021, we received orders under section 143(3) raising demand of INR 8.4 million. An appeal was filed before Commissioner of Income Tax (Appeals) in March 2021.

Service Tax Show Cause and Demand Notice—Fiscal Years 2005-12

In November 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for the period October 2005- September 2010 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. The aggregate value of demand for the show cause notice above is approximately INR 3.2 million along with a penalty of INR 3.2 million and interest at an appropriate rate raised by the Additional Commissioner of Service Tax. An appeal was filed before Commissioner of Central Excise (Appeals) in February 2012. The matter was scheduled for hearing on March 6, 2018. As per the orders dated May 9, 2018, service tax demand was confirmed under the normal period limitation along with the interest but no penalty was imposed.

Goods and Service Tax Show Cause and Demand Notice—Fiscal Years 2017-18

In February 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the period July 2017 – March 2018 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 8.45 million. We have submitted our reply to notice in March 2021. There is no further update from department.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries, as of March 31, 2021:

Organisation Structure as of March 31, 2021

* Certain Terrapin 3’s founder stockholders own Class F shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc.

**Network18 Media and Investments holds 0.99% and Vistra ITCL (India) Limited acting as trustee for Pandara Trust I holds 0.38% of Yatra Online Private Limited.

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 138,000 square foot facilities across 10 cities, including approximately 84,000 square feet in Gurgaon, approximately 18,000 square feet in Mumbai, approximately 4,600 square feet in Bangalore, approximately 3,400 square feet in Hyderabad and 600 square feet in Delhi.

Outside of India we have leased an office in Singapore.

Subsequent to March 31, 2021, we have surrendered approximately 36,229 square feet space at our Gurgaon office and 8,100 square feet of space of one of our Mumbai office.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information—A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 11.7 million travelers that have booked their travel through us as of March 31, 2021.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 94,000 hotels and homestays in approximately 1,400 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 350 holiday packages and more than 450 other activities such as tours, sightseeing, shows, and events.

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

Recent Developments

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to re-imposition of states-wide travel restrictions, lock downs and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. Per global analytics company CRISIL, it is expected that airline traffic volume in fiscal year 2021 will be approximately 60% of the fiscal 2020 volume, with recovery to pre-pandemic levels anticipated by the fourth quarter of fiscal year 2023. Vaccinations continue to be administered at a rapid rate in India with at least 10% of the population having received at least one dose as of May 15, 2021. We currently expect the second wave of COVID-19 pandemic will have a material impact on our revenue for the first quarter of fiscal year 2022. However, it is difficult for us to predict how long the second wave will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

Termination of Ebix Merger Agreement

On June 5, 2020, we provided to Ebix, Inc., or Ebix, a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc., or EbixCash, and filed a complaint, or the Complaint, in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020, or the Extension Agreement. The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. The opening arguments concerning the motion to dismiss were held on May 17, 2021 and the Court has up to 90 days to decide on the matter. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurance that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

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

	Fiscal Year ended March 31,
	2019	2020	2021
Amount in thousands
Gross Bookings
Air Ticketing	97,638,313	77,411,328	13,001,783
Hotels and Packages	13,511,914	7,895,916	1,705,600
Total	111,150,227	85,307,244	14,707,383

Adjusted Revenue

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air ticketing			Hotel and Packages			Others			Total
Amount in INR thousands except %	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
Revenue	3,449,265	2,609,518	893,039	4,914,420	3,601,798	173,397	994,895	1,048,039	204,831	9,358,580	7,259,355	1,271,267
Add.Customer promotional expenses	2,258,887	1,348,472	594,426	1,248,506	105,736	199,409	64,058	32,163	15,752	3,571,451	1,486,371	809,587
Service cost	-	-	-	(4,282,803)	(2,922,929)	(22,276)	-	-	-	(4,282,803)	(2,922,929)	(22,276)
Other Income										263,785	159,631	132,045
Adjusted Revenue	5,708,152	3,957,990	1,487,465	1,880,123	784,605	350,530	1,058,953	1,080,202	220,583	8,911,013	5,982,428	2,190,623

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

The following table sets forth the Gross Bookings, Adjusted Revenue and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Fiscal Year ended March 31,
	2019	2020	2021
Figures in thousands
Quantitative details*
Air Passengers	10,163	8,179	2,623
Hotel room nights	2,341	1,200	547
Holiday packages passengers travelled	134	111	4
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	97,638,313	77,411,328	13,001,783
Hotels and Packages	13,511,914	7,895,916	1,705,600
Total	111,150,227	85,307,244	14,707,383
Adjusted Revenue***
Air Ticketing	5,708,152	3,957,990	1,487,465
Hotels and Packages	1,880,123	784,605	350,530
Others (Including other income)	1,322,738	1,239,833	352,628
Total	8,911,013	5,982,428	2,190,623
Net Revenue Margin %****
Air Ticketing	5.8%	5.1%	11.4%
Hotels and Packages	13.9%	9.9%	20.6%

* Quantitative details are considered on Gross basis.

**Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

****Net Revenue Margins are defined as Adjusted revenue as a percentage of Gross Bookings. Given higher cancellations against new bookings, the Net Revenue Margin number is not comparable for the three months and year ended March 31, 2021.

Factors Affecting Our Results of Operations

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. Macroeconomic trends and changes in India which may affect our results include, among others:

● a slowdown in India’s economic growth;

● the impact of the COVID-19 pandemic;

● growth in the middle class population in India, as well as increased tourism expenditure in India;

● increase in discretionary expenditures among Indian households;

● increased Internet penetration (particularly broadband penetration) in India;

● increased use of the Internet for commerce in India;

● increased use of smartphones and mobile devices in India;

● intensive competition from new and existing market players, particularly in the Indian online travel industry;

● consolidation among the existing market players in the Indian travel industry;

● changes in exchange rates and controls or interest rates in India;

● changes in government policies, including taxation policies in India;

● social and civil unrest and other political, social and economic developments in or affecting India; and

● capacity additions and average occupancy rates among the hotel suppliers.

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

Towards the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to the re-imposition of states-wide travel restrictions, lock downs and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. Per global analytics company CRISIL, it is expected that airline traffic volume in fiscal year 2021 will be approximately 60% of the fiscal 2020 volume, with recovery to pre-pandemic levels anticipated by the fourth quarter of fiscal year 2023.

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

Increasing Use of Mobile. Customers in India are increasingly shifting to mobile usage. We are rapidly moving towards a ‘Mobile First’ business and have therefore been able to capitalize on the increasing mobile use, as evidenced by the rapid user growth on our platform with mobile being the primary channel for customers to engage with us. We have seen an increase in use of mobile as a driver for Gross Bookings and expect that as more of our customers shift to using mobile in India, this trend will continue to drive our growth.

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

The Companies Act, 2013, together with the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Which has now substantially been made effective.

More than four years after implementation, the GST law is still evolving. Amendments are being made to the law and various notifications and clarifications are being issued. Particularly, with respect to compliances, there have been amendments in law which restricted the input tax credit available to a taxpayer for utilization and made it subject to declarations made by vendor of such taxpayer to the government in their tax returns. Further, amendments have been made to tax recovery and suspension of GST registration provisions as well.

The Indian government introduced electronic invoicing for GST invoices raised by a registered taxable person on another registered person (B2B invoices). As per these provisions, a registered person has been required to report a B2B invoice on Invoice Registration Portal of the government and obtain a unique Invoice Reference Number and thereafter convert it in a QR code and print it on the GST invoice

The taxpayers required to comply with these provisions were notified in a staggered manner wherein taxpayers with turnover more than 500 crores in any one of the previous three fiscal years starting from FY 2017-18 were required to be compliant from October 1, 2020, those with turnover more than 100 crores were required to go-live from 01 January 2021 and others with turnover more than 50 crores went live from April 1, 2021. Accordingly, different entities of Yatra group went live with this requirement at different points in time last year and updated its accounting/ billing software and enhanced the compliance capabilities to keep up with the changing legal requirements.

In addition, Dynamic QR code requirements are also planned to be introduced for GST invoices raised by a registered taxable person on an un-registered person (B2C invoices). The Dynamic QR code is required to facilitate digital payments by the end customers. As per the requirements so far, a QR code needs to be printed on the invoices with certain particulars of invoice and payment details of the invoice. This requirement is applicable on taxpayers with turnover more than 500 crores in any one of the previous years (starting from FY 2017-18) and as per extended deadlines, compliance needs to be made by 01st October 2021.

Overall, GST has had a mixed impact on the Company. The decentralization of tax registration and related compliance have caused a significant increase in our compliance requirements over the last two years. In addition to increased compliance costs, the Company is also paying GST taxes for of hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located. While the Company is complying with the requirements of the GST regime, there are certain areas where clarity is still awaited and Company is in the process of finalizing tax positions while awaiting such clarity. The Company continues to closely monitored on regular basis the impact of the new indirect tax environment.

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

Change in Non-IFRS Financial Measure

As of the beginning of the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue Less Service Costs” to “Adjusted Revenue”. We evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue and other income after deducting service cost and adding back the expenses in the nature of consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Revenue reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS financial measure to the most directly comparable IFRS financial measure, see “Certain Non-IFRS Measures” elsewhere in this Annual Report.

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

For further description of our segments, see Note 5 to our 2021 Consolidated Financial Statements.

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

Foreign Currencies

The Group’s presentation currency is the Indian rupee (INR). The Parent Company’s functional currency is the U.S. dollar (USD). The Company’s operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR. On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive income/(loss) are translated at average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in a statement of profit or loss.

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

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 2 Significant accounting policies” to our 2021 Consolidated Financial Statements.

Basis of Preparation

The 2021 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The 2021 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

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

Other Services

Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue from services, comprising air, sea and road freight forwarding is recognised by reference to the stage of completion, which is measured as time elapsed of total expected time to render the service for each contract.

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

Significant Accounting Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are described below. Actual results could differ from these estimates.

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

b)	Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and advances

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward looking estimates are analyzed. Also refer to Note 26 and 27 in financial statements.

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

f)	Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available.

g)	Useful life of Intangible assets

The useful lives of the Group’s intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. The useful life is reviewed by management periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2021 Consolidated Financial Statements:

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

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group’s financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

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

Results of Operations

Convenience Translation

The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2021, the consolidated statement of financial position as of March 31, 2021, the consolidated statement of cash flows for year ended March 31, 2020, were converted into U.S. dollars at the exchange rate of 73.14 INR per USD, which is based on the noon buying rate as at March 31, 2020, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

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

Results of Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

	Fiscal Year Ended March 31,
	2020		2021
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	7,259,355	100.0	1,271,268	100.0
Other income	159,631	2.2	132,045	10.4
Service cost	2,922,929	40.3	22,276	1.8
Personnel expenses	1,777,273	24.5	778,915	61.3
Marketing and sales promotion expenses	196,209	2.7	79,584	6.3
Other operating expenses	2,259,261	31.1	978,315	77.0
Depreciation and amortization	666,369	9.2	749,480	59.0
Impairment of goodwill	221,999	3.1	264,909	20.8
Results from operations	(625,054)	(8.6)	(1,470,166)	(115.6)
Share of loss of Joint venture	(10,784)	(0.1)	(3,962)	(0.3)
Finance income	58,641	0.8	81,604	6.4
Finance costs	(193,287)	(2.7)	(117,252)	(9.2)
Change in fair value of warrants	94	0.0	378,994	29.8
Loss before income taxes	(770,390)	(10.6)	(1,130,782)	(88.9)
Income tax expense	(69,805)	(1.0)	(64,096)	(5.0)
Loss for the year	(840,195)	(11.6)	(1,194,878)	(94.0)
Basic Loss per share	(17.94)		(20.38)
Diluted Loss per share	(17.94)		(20.42)

Revenue. We generated revenue of INR 1,271.3 million in the year ended March 31, 2021, a decrease of 82.5% compared with INR 7,259.4 million in year ended March 31, 2020. The decrease in revenue was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Service Cost. Our service cost decreased to INR 22.3 million in the year ended March 31, 2021 from INR 2,922.9 million in the year ended March 31, 2020 primarily due to the significant decrease in our sales of holiday packages due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Adjusted Revenue(1) Our Adjusted Revenue decreased by 63.4% to INR 2,190.6 million in the year ended March 31, 2021 from INR 5,982.4 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue includes the add-back of INR 809.6 million in the year ended March 31, 2021 from INR 1,486.4 million in the year ended March 31, 2020, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 62.4% in our Adjusted Revenue from Air Ticketing along with a decrease of 55.3% in our Adjusted Revenue from Hotels and Packages and decrease of 71.6% in Others (Including other income which primarily consists of advertisement income, facilitation fees and excess provision written back.

Air Ticketing. Revenue from our Air Ticketing business was INR 893.0 million in the year ended March 31, 2021 against INR 2,609.5 million in the year ended March 31, 2020.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 1,487.5 million in the year ended March 31, 2021 against INR 3,958.0 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue (1) for Air Ticketing includes the addition of INR 594.4 million in the year ended March 31, 2021 against INR 1,348.5 million in the year ended March 31, 2020 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in Adjusted Revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 173.4 million in the year ended March 31, 2021 against INR 3,601.8 million in the year ended March 31, 2020.

Adjusted Revenue (1) for this segment decreased by 55.3% to INR 350.5 million in the year ended March 31, 2021 from INR 784.6 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 199.4 million against INR 105.7 million in the year ended March 31, 2020, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Other Revenue. Our other revenue was INR 204.8 million in the year ended March 31, 2021, a decrease from INR 1,048.0 million in the year ended March 31, 2020.

Adjusted Revenue for this segment decreased by 79.6% to INR 220.6 million in the year ended March 31, 2021 from INR 1,080.2 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue includes add-back of INR 15.8 million in the year ended March 31, 2021 against INR 32.2 million in the year ended March 31, 2020 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue was primarily due to decrease in advertisement and facilitation fees which is slightly offset by Freight business revenue.

Other Income. Our other income decreased to INR 132.0 million in the year ended March 31, 2021 from INR 159.6 million in the year ended March 31, 2020 due to the impact of write back of liabilities offset by decrease in eligible sales for government grant.

Personnel Expenses. Our personnel expenses decreased by 56.2% to INR 778.9 million in the year ended March 31, 2021 from INR 1,777.3 million in the year ended March 31, 2020. This decrease was primarily due to a rationalization of headcount and reduction in salaries across various functions including management salaries by 50%. Excluding employee share-based compensation costs of INR 77.1 million in the year ended March 31, 2021 from INR 5.1 million in the year ended March 31, 2020, personnel expenses decreased by 60.4% in the year ended March 31, 2021.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 59.4% to INR 79.6 million in the year ended March 31, 2021 from INR 196.2 million in the year ended March 31, 2020, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 889.2 million against INR 1,682.6 million in the year ended March 31, 2020, 47.2% lower year-over-year.

Other Operating Expenses. Other operating expenses decreased by 56.7% to INR 978.3 million in the year ended March 31, 2021 from INR 2,259.3 million in the year ended March 31, 2020 primarily due to decrease in commission, outsourcing fees, payment gateway charges, rent, and travelling and conveyance charges, communication, legal and professional charges and outsourcing fees which is partially offset by reversal of business combination expense in the year ended March 31, 2020 and increase of bad debts written off and provision for doubtful debts.

Adjusted EBITDA loss(1). Due to the forgoing factors, adjusted EBITDA loss(1) increased by 211.5% to INR 378.7 million in the year ended March 31, 2021 from adjusted EBITDA loss(1) of INR 121.6 million in the year ended March 31, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 12.5% to INR 749.5 million in the year ended March 31, 2021 from INR 666.4 million in the year ended March 31, 2020 primarily as a result of increase in amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets and amortization of intangible assets which is partially offset by decrease in depreciation on tangible assets.

Impairment of goodwill. Our goodwill impairment charge was INR 264.9 million in the year ended March 31, 2021 and INR 222.0 million in the year ended March 31, 2020. As a result of the significant negative impact related to COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 1,470.2 million in the year ended March 31, 2021. Our loss for the year ended March 31, 2020 was INR 625.1 million. Excluding the employee share-based compensation costs, Impairment of goodwill and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been loss of INR 1,128.2 million for year ended March 31, 2021 as compared to loss of INR 787.9 million for year ended March 31, 2020.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture is INR 4.0 million in the year ended March 31, 2021 from loss of INR 10.8 million in the year ended March 31, 2020.

Finance Income. Our finance income increased to INR 81.6 million in the year ended March 31, 2021 from INR 58.6 million in the year ended March 31, 2020. The increase was primarily due to an increase in the interest income from our bank deposits which is partially offset by foreign exchange gain.

Finance Costs. Our finance costs decreased to INR 117.3 million includes interest on the lease liability on adoption of IFRS 16 of INR 72.0 million in the year ended March 31, 2021 as compared to INR 193.3 million includes interest on the lease liability on adoption of IFRS 16 of INR 56.4 million in the year ended March 31, 2020. The decrease was due to decrease in interest on borrowings which is partially offset by increase in loss on account of foreign exchange fluctuation.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 379.0 million during the year ended March 31, 2021, compared to a gain of INR 0.1 million during the year ended March 31, 2020.

Income Tax Expense. Our income tax expense during the year ended March 31, 2021 was INR 64.1 million compared to an expense of INR 69.8 million during the year ended March 31, 2020.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2021 was INR 1,194.9 million as compared to a loss of INR 840.2 million in the year ended March 31, 2020. Excluding the employee share based compensation costs, re-measurement of contingent consideration, Impairment of goodwill and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 1,231.9 million for year ended March 31, 2021 and INR 1,003.2 million for year ended March 31, 2020.

Basic Loss per Share. Basic loss per share was INR 20.38 in the year ended March 31, 2021 as compared to basic loss per share of INR 17.94 in the year ended March 31, 2020. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 21.10 in the year ended March 31, 2021, as compared to Adjusted Basic loss per Share(1) INR 21.39 in the year ended March 31, 2020.

Diluted Loss per Share. Diluted loss per share was INR 20.42 in the year ended March 31, 2021 as compared to Diluted loss per share of INR 17.94 in the year ended March 31, 2020. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 21.05 in the year ended March 31, 2021 as compared to Adjusted Diluted loss per Share(1) INR 21.39 in the year ended March 31, 2020.

Results of Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

Yatra Online, Inc.’s financial and operating results for the fiscal year 2019 include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

Yatra Online, Inc.’s financial and operating results for the year ended March 31, 2019 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017.

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

Adjusted Revenue(1) Our Adjusted Revenue decreased by 32.9% to INR 5,982.4 million in the year ended March 31, 2020 from INR 8,911.0 million in the year ended March 31, 2019. In the year ended March 31, 2020, Adjusted Revenue includes the add-back of INR 1,486.4 million in the year ended March 31, 2020 from INR 3,571.5 million in the year ended March 31, 2019, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The de-growth in Adjusted Revenue resulted mainly from a decrease of 30.7% in our Adjusted Revenue from Air Ticketing along with a decrease of 58.3% in our Adjusted Revenue from Hotels and Packages and decrease of 6.3% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grant.

Air Ticketing. Revenue from our Air Ticketing business was INR 2,609.5 million in the year ended March 31, 2020 against INR 3,449.3 million in the year ended March 31, 2019.

Adjusted Revenue(1) from our Air Ticketing business decreased by 30.7% to INR 3,958.0 million in the year ended March 31, 2020 against INR 5,708.2 million in the year ended March 31, 2019. In the year ended March 31, 2020, Adjusted Revenue(1) for Air Ticketing includes the addition of INR 1,348.5 million in the year ended March 31, 2020 against INR 2,258.9 million in the year ended March 31, 2019 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Decline in Adjusted Revenue(1) from Air Ticketing for the year was driven by a decrease in gross bookings of 20.7% to INR 77.4 billion in the year ended March 31, 2020, including the impact of consolidation of TCIL, as compared to INR 97.6 billion in the year ended March 31, 2019.

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

Adjusted Revenue(1) for this segment decreased by 58.3% to INR 784.6 million in the year ended March 31, 2020 from INR 1,880.1 million in the year ended March 31, 2019. In the year ended March 31, 2020, Adjusted Revenue(1) for Hotels & Packages includes the add-back of INR 105.7 million against INR 1,248.5 million in the year ended March 31, 2019, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was due to decrease in standalone hotel room nights booked by 48.7%. Net Revenue Margin for the segment during the current year declined to 9.9% from 13.9% for the year ended March 31, 2019, due to change in business mix.

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

Personnel Expenses. Our personnel expenses decreased by 30.3% to INR 1,777.3 million in the year ended March 31, 2020 from INR 2,550.2 million in the year ended March 31, 2019. This decrease was primarily due to a decrease in employee share-based payment expenses to INR 5.1 million in the year ended March 31, 2020 from INR 282.9 million in the year ended March 31, 2019, certain rationalization of headcount and the outsourcing of customer contact centers. Personnel expenses, as a percentage of Revenue declined to 24.5% for the current year from 27.3% in for the year ended March 31, 2019. Personnel expenses, as a percentage of Adjusted Revenue(1) increased to 29.7% for the current year from 28.6% for the year ended March 31, 2019. Excluding employee share-based compensation costs for year ended March 31, 2020 and March 31, 2019, personnel expenses decreased by 21.8% in the year ended March 31, 2020.

(1) See the section below titled “Certain Non IFRS Measures.”

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

(1) See the section below titled “Certain Non IFRS Measures.”

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

(1) See the section below titled “Certain Non IFRS Measures.”

Liquidity and Capital Resources

Our sources of liquidity have principally been proceeds from the sale of our Class A Shares and Class F Shares, Ordinary Shares, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly been for funding operational losses, acquisitions, working capital as well as capital expenditures.

As of March 31, 2021, our primary sources of liquidity were INR 1,711.6 million of cash and cash equivalents and 552.1 million in term deposits (INR 517.4 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

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

Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables decreased by INR 1,497.94 million from INR 2,368.4 million as of March 31, 2020 to INR 870.45 million as of March 31, 2021.

Our Prepayments and other assets primarily consist of current portion of prepayments made to and deposits placed with our suppliers. Our other current assets decreased from INR 852.0 as of March 31, 2020 to INR 616.39 as of March 31, 2021, primarily due to decreases in advances made to our airline and hotel suppliers.

In September 2017, the Company took a term loan of $7.8 million, or approximately INR 509.3 million, from InnoVen Capital Singapore PTE. LTD. consisting of $5 million “Facility A” and $2.8 million “Facility B,” carrying an interest of 9% per annum. The loan is repayable in relation to Facility A over the period until January 1, 2020 and in relation to Facility B over the period until August 1, 2019. The Company repaid the amounts outstanding against loans taken in India and outside India on December 24, 2019, thereby repaying all existing obligations towards the loan. The loan was secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

(1) See the section below titled “Certain Non IFRS Measures.”

Yatra India, an indirect subsidiary of the Company, took a term loan from InnoVen Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million “First Tranche” and INR 175 million “Second Tranche” in September 2017, carrying an interest of 14.75% per annum. The loan was repayable in relation to First Tranche over the period until January 1, 2020 and in relation to Second Tranche over the period until August 1, 2019. The amount outstanding against this loan as of March 31, 2019 was INR 161.1 million. The loan was secured by pledge of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in ATB. As of July 4, 2019, the pledge on these shares has been released against a fixed deposit of INR 50 million. The Company repaid the amounts outstanding against loans taken in India and outside India on December 24, 2019, thereby repaying all existing obligations towards the loan.

As of March 31, 2021, Yatra India had sanctioned bank guarantee limits of INR 300 million from ICICI bank against bank deposits of INR 140.5 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights. As of March 31, 2021, ATB had sanctioned bank guarantee limits of INR 400 million from ICICI bank (INR 300 million as a bank guarantee limit and INR 100 million as a invoice discounting facility) against a bank deposit of INR 150 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights.

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

The following breaches occurred with respect to the covenants for the facility with ICICI Bank. Most of these breaches were mainly on account of disruption caused by the outbreak of Covid 19 pandemic:

Yatra India:

a.	Maintaining a certain level of receivables and routing of minimum level of collections through the bank account for the month of March 2020.

ATB

a.	Maintaining certain level of sales in a month of December 2019, February and March 2020

b.	Covenant with respect to agreed “Total Debt (TD) / Earnings before Interest, Depreciation, Taxes and Amortization (EBITDA)” ratio for the fiscal year ending March 31, 2020

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

We have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2021, the outstanding balance of such borrowing is INR 6.9 million as compared to INR 14.4 million as at March 31, 2020.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2018	2019	2020	2021
	INR (‘000s)	INR (‘000s)	INR (‘000s)	INR (‘000s)
Net cash from/(used in) operating activities	(881,940)	(3,542,134)	(550,356)	765,443
Net cash from/(used in) investing activities	1,221,059	(650,325)	96,643	(230,365)
Net cash from/(used in) financing activities	577,182	2,904,580	(333,471)	535,283
Net increase/(decrease) in cash and cash equivalents	916,302	(1,287,879)	(787,184)	1,070,361
Effect of exchange rate changes on cash and cash equivalents	16,144	186,477	69,742	(5,001)
Cash and cash equivalents at the beginning of the year	1,532,629	2,465,073	1,363,671	646,229
Closing cash and cash equivalents at the end of the year	2,465,073	1,363,671	646,229	1,711,589

Net cash from / (used in) operating activities

Our net cash from operating activities was INR 765.4 million in the year ended March 31, 2021, as compared to net cash used in operating activities of INR 550.4 million in the year ended March 31, 2020, a decrease in cash usage of INR 1,315.8 million in the year ended March 31, 2021. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 358.3 million in the year ended March 31, 2021. Further, in the year ended March 31, 2021, there was a decrease in our working capital of INR 894.2 million, as compared to an increase in working capital of INR 396.5 million in the year ended March 31, 2020. The decrease in working capital in the year ended March 31, 2021 was primarily due to INR 1,685.6 million decreases in trade and other receivables was partially offset by INR 402.9 million decreases in trade and other payables. The increase in working capital in the year ended March 31, 2020 was primarily due to INR 2,887.8 million decreases in trade and other payables and INR 2,489.8 million decreases in trade and other receivables.

Our net cash used in operating activities was INR 550.4 million in the year ended March 31, 2020, as compared to net cash used in operating activities of INR 3,542.1 million in the year ended March 31, 2019, an increase in cash usage of INR 2,991.8 million in the year ended March 31, 2020. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 114.1 million in the year ended March 31, 2020. Further, in the year ended March 31, 2020, there was an increase in our working capital of INR 396.5 million, as compared to an increase in working capital of INR 2,217.2 million in the year ended March 31, 2019. The increase in working capital in the year ended March 31, 2020 was primarily due to INR 2,887.8 million decreases in trade and other payables and INR 2,489.8 million decreases in trade and other receivables. The increase in working capital in the year ended March 31, 2019 was primarily due to INR 1,316.4 million increases in trade and other receivables and INR 920.9 million decreases in trade and other payables due to an increase in the volume of our business.

Net cash from/(used in) investing activities.

During the year ended March 31, 2021, cash used in investing activities was INR 230.4 million, as compared to cash from investing activities was INR 96.6 million in the year ended March 31, 2020. During the year ended March 31, 2021, we redeemed INR 215.9 million in term deposits with banks, invested an incremental INR 73.2 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 37.3 million in the year ended March 31, 2021, as compared to INR 4.6 million in the year ended March 31, 2020.

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

Net cash from financing activities.

During the year ended March 31, 2021, cash from financing activities was INR 535.3 million, primarily as a result of proceeds from issue of shares of INR 772.2 million. Our net repayment of invoice discounting was INR 127.8 million. Further, we made payments of INR 109.1 million as interest on bank overdrafts, interest on lease liabilities, vehicle loans and Payment of principal portion of lease liabilities.

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

We made capital expenditures of INR 86.9 million and INR 212.1 million in fiscal years 2021 and 2020, respectively. In addition, we expect to spend an additional approximately INR 75 million to INR 100 million on capital expenditures during fiscal year 2021. Our capital expenditures have in principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2021, Yatra India had obtained INR 103.72 million in bank guarantees from ICICI and ATB had also obtained INR 172.56 million in bank guarantees from ICICI Bank Limited against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. During the fiscal year 2020-21, ATB had also obtained INR 0.30 million bank guarantee from ICICI Bank Limited in favour of one of the Customers. Yatra India had pledged deposits totaling INR 32.18 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

As of March 31, 2020, Yatra India had obtained INR 103.72 million in bank guarantees from ICICI and ATB had also obtained INR 172.56 million in bank guarantees from ICICI Bank Limited and insurance of INR 281.94 million from IFFCO Tokio GIC in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. During fiscal year 2019-20, ATB had also obtained INR 0.30 million bank guarantee from ICICI Bank Limited in favour of one of the Customer. ATB had pledged FDR totaling INR 34.81 million for providing Bank Guarantees. Additionally, Yatra India had pledged deposits totaling INR 31.36 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

As of March 31, 2019, Yatra India had obtained INR 1,141.2 million in bank guarantees from ICICI and ATB had also obtained INR 93.06 million in bank guarantees from ICICI Bank Limited and insurance of INR 217.72 million from IFFCO Tokio GIC in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Additionally, Yatra India had pledged deposits totaling INR 31.1 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

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

Contractual Obligations

Our contractual obligations as of March 31, 2021 are summarized below:

		Fiscal Year Ended March 31, 2021
Contractual Obligations (Amount in INR thousands)	Total	Less than 1 Year	1 - 3 Year	3 - 5 Year	More than 5 Year
Operating expenditures*	105,000	105,000	-	-	-
Vehicle loan	7,579	4,283	3,296	-	-
Lease liability	783,070	141,788	215,827	187,471	237,984
Total	895,649	251,071	219,123	187,471	237,984

*Contractual commitments for operating expenditure relate to advertisement services.

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

Customer credit risk is managed by each business unit subject to the company’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See Note 40 to our 2021 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See Note 40 to our 2021 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See Note 40 to our 2021 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2021

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

Amendments to IAS 1

In January 2020, the International Accounting Standards Board, or IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

The amendments clarify;

● what is meant by a right to defer settlement;

● that a right to defer must exist at the end of the reporting period;

● that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

● that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 the IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates and the correction of errors. Also, the IASB clarified how entities use measurement techniques and inputs to develop accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

In May 7, 2021, the IASB amended IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 16

On May 14, 2020 the IASB issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable for annual period beginning on or after January 1, 2022 although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

IFRS 9 Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities

● The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39.

● An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

● An entity applies the amendment for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

The amendment is applicable on the Group for annual reporting period beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

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

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air ticketing			Hotel and Packages			Others			Total
Amount in INR thousands except %	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
Revenue	3,449,265	2,609,518	893,039	4,914,420	3,601,798	173,397	994,895	1,048,039	204,831	9,358,580	7,259,355	1,271,267
Add.Customer promotional expenses	2,258,887	1,348,472	594,426	1,248,506	105,736	199,409	64,058	32,163	15,752	3,571,451	1,486,371	809,587
Service cost	-	-	-	(4,282,803)	(2,922,929)	(22,276)	-	-	-	(4,282,803)	(2,922,929)	(22,276)
Other Income										263,785	159,631	132,045
Adjusted Revenue	5,708,152	3,957,990	1,487,465	1,880,123	784,605	350,530	1,058,953	1,080,202	220,583	8,911,013	5,982,428	2,190,623
% of revenue	100.0%	100.0%	100.0%	30.5%	21.2%	94.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration, impairment of goodwill and change in fair value of warrants.

Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost: The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants: Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

●	Re-measurement of contingent consideration: The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and payment to the Sellers in the ATB transaction.

●	Impairment of goodwill: The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

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

The following table reconciles our Profit/(loss) (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit Loss	Fiscal Year ended March 31,
(Amount in thousands)	2019	2020	2021
Loss for the period as per IFRS	(1,193,595)	(840,195)	(1,194,878)

Employee share-based compensation costs	282,883	5,135	77,100

Depreciation & Amortization	581,746	666,369	749,480

Share of loss of joint venture	12,772	10,784	3,962

Finance income	(41,310)	(58,641)	(81,604)

Finance costs	263,290	193,287	117,252

Change in fair value of warrants	(1,667,193)	(94)	(378,994)

Remeasurement of contingent consideration	485,282	(390,009)	-

Impairment of goodwill	-	221,999	264,909

Income tax expense	47,837	69,805	64,096

Adjusted EBITDA Loss	(1,228,288)	(121,560)	(378,677)

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations	Fiscal Year ended March 31,
(Amount in thousands)	2019	2020	2021
Results from operations (as per IFRS)	(2,578,199)	(625,054)	(1,470,166)
Employee share-based compensation costs	282,883	5,135	77,100
Remeasurement of contingent consideration	485,282	(390,009)	-
Impairment of goodwill	-	221,999	264,909
Adjusted Results from Operations	(1,810,034)	(787,929)	(1,128,157)

The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss	Fiscal Year ended March 31,
(Amount in thousands)	2019	2020	2021
Loss for the period (as per IFRS)	(1,193,595)	(840,195)	(1,194,878)
Employee share-based compensation costs	282,883	5,135	77,100
Net change in fair value of warrants	(1,667,193)	(94)	(378,994)
Remeasurement of contingent consideration	485,282	(390,009)	-
Impairment of goodwill	-	221,999	264,909
Adjusted Loss for the Period	(2,092,623)	(1,003,164)	(1,231,863)

The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2019	2020	2021
Basic loss per share (as per IFRS)	(26.37)	(17.94)	(20.38)
Employee share-based compensation costs	6.41	0.11	1.32
Net change in fair value of warrants	(38.29)	-	(6.56)
Remeasurement of contingent consideration	10.98	(8.27)	-
Impairment of goodwill		4.71	4.52
Adjusted Basic loss Per Share	(47.27)	(21.39)	(21.10)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2019	2020	2021
Basic loss per share (as per IFRS)	(26.95)	(17.94)	(20.42)
Employee share-based compensation costs	6.39	0.11	1.32
Net change in fair value of warrants	(37.65)	-	(6.48)
Remeasurement of contingent consideration	10.96	(8.27)	-
Impairment of goodwill	-	4.71	4.53
Adjusted Basic loss Per Share	(47.25)	(21.39)	(21.05)

Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information of our executive officers, directors and other key officers of the Company, and their ages as of the date hereof. Unless otherwise stated, the address for our directors and officers is Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector—20, Gurugram, Haryana—122008, India.

Name	Age	Position
Dhruv Shringi	47	Chief Executive Officer and Class III Director
Anuj Kumar Sethi(4)	52	Principal Financial Officer and Principal Accounting Officer
Manish Amin	55	Chief Information and Technology Officer
Sean Aggarwal(1)(2)	55	Non-Executive Class I Director
Neelam Dhawan(2)(3)	61	Non-Executive Class I Director
Stephen Schifrin (1)(2)(3)	38	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1)(2)	59	Chairman of the Board and Non-Executive Class II Director

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

Manish Amin. Mr. Amin is our co-founder and has served as our Chief Information Officer since January 2006. He also serves as a director of Yatra Online Private Limited, Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited), Yatra Hotel Solutions Private Limited and Middle East Travel Management Company Pvt. Ltd., which are subsidiaries of Yatra India, and Adventure and Nature Network Private Limited, which is a joint venture of Yatra India. Prior to joining our company, Mr. Amin worked at Ebookers from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a BTEC Higher National Diploma from South Thames College, London.

Anuj Kumar Sethi. Mr. Sethi appointed as Company’s Principal Financial Officer and Principal Accounting Officer effective from October 18, 2019. He also serves as a director of our subsidiaries Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited), Asia Consolidated DMC Pte. Ltd., Yatra TG Stays Private Limited, and Travel.Co.In Private Limited (Formerly known as Travel.co.in Limited), which are subsidiaries of Yatra India, and Adventure and Nature Network Private Limited, which is a joint venture of Yatra India. Prior to joining our Company, Mr. Sethi was Sr. Director Finance at CWT India Private Ltd. He had worked with CWT India Private limited from April 2000 to December 2011. He holds a degree of Cost and Works Accountant and B.Com degree from Punjab University.

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

Sean Aggarwal. Mr. Aggarwal has served as a non-executive member of our board of directors since March 2018. He is a current board member of Lyft, Inc., Arlo, Inc., Homelight, Inc. and the former CFO of Trulia, which he helped take public in 2012 and orchestrated its sale to Zillow Group Inc. in 2015. Prior to Trulia, Mr. Aggarwal held finance positions at Paypal Holdings Inc., eBay Inc., Amazon.com, Inc., PepsiCo, Inc. and Merrill Lynch Capital Markets. Mr. Aggarwal holds an MBA from Northwestern University’s Kellogg School of Management. Mr. Aggarwal is well qualified to serve as a director due to his experience in capital markets and his role serving on the board of directors of another technology company.

Neelam Dhawan. Ms. Dhawan has served as a non-executive member of our board since January 2019. She has been a member of the Global Supervisory Board of Royal Philips, Netherlands since May 2012 and she joined the Board of ICICI Bank Limited in January 2018. She has joined Board of Skylo Technologies in December, 2020 and Capita PLC in March 2021. In her previous positions, Ms. Dhawan was a Managing Director of both Microsoft and Hewlett Packard, in India, had been a member of NASSCOM’s Executive Council from 2009 to 2017 and had made significant contributions to industry strategy and public policy frameworks. Ms. Dhawan also served as VP, Global Industries, Strategic Alliances & Inside Sales APAC & Japan, Hewlett Packard, Singapore from 2017-2018. Ms. Dhawan holds an MBA from the Faculty of Management Studies (FMS), Delhi, India. Ms. Dhawan is well qualified to serve as a director due to her professional experience in executive positions and her service on the board of directors of other companies.

Stephen Schifrin. Mr. Schifrin has served as a non-executive member of our board since May, 2021. Mr. Schifrin is general counsel of Terrapin Partners, LLC, a private firm focused on public and private equity, venture capital, and special purpose acquisition company investing. Mr. Schifrin is also general counsel and chief compliance officer of Terrapin Asset Management, LLC, managing alternative investments for high net worth individuals and institutions, and its affiliated specialty finance lending company, TICO Management Company, LP. Mr. Schifrin served as corporate secretary for Terrapin 3 Acquisition Corporation, a publicly traded SPAC, from its initial public offering in July 2014 through its business combination with Yatra Online, Inc. (NASDAQ:YTRA) in December 2016. He has been an observer on the company’s board since the transaction. Mr. Schifrin has been a director of Legacy Bank of Florida since 2014.

He received his J.D. from the University of Texas School of Law and interned for the Honorable Diana Saldaña, in the U.S. District Court for the Southern District of Texas. Mr. Schifrin received his B.A. in political science from the University of California, Santa Barbara. He is a member of the State Bar of California.

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our board of directors and our committees. We currently pay a $47,000 annual base director’s fee to each of our non-executive directors who are on the board of the Company. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee receive an additional cash retainer of $10,000 per year for membership in each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination. Certain non-executive directors were also granted options to purchase 147,500 ordinary shares of the Company pursuant to the 2016 Stock Option and Incentive Plan. During the fiscal year ended March 31, 2021, the company paid $137,479 to our non-executive directors as compensation. During the year, the Company has also issued 119,547 Restricted Stock Units, or RSUs to our non-executive directors as compensation.

Executive Director and Other Senior Management Compensation

The aggregate compensation, including benefits in kind, paid/accrued to our executive director and senior management for the year ended March 31, 2021, including benefits in kind but excluding any equity compensation, was INR 61 million. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see “—Share Options and Restricted Stock Awards” below. During the year, the Company has issued 2,058,852 RSUs to executive directors and senior management.

Share Options and Restricted Stock Awards

The two equity incentive plans described in this section are the Yatra Online, Inc. 2006 India Share Plan, or the 2006 Plan, and the 2016 Stock Option and Incentive Plan, or the 2016 Plan. As part of the Business Combination, we have granted 2 million restricted stock awards or RSAs to certain employees of the Company, out of which 74,458 RSAs vested through December 16, 2016. During the fiscal year 2018, the Company has modified the vesting condition such that one-quarter of the remaining unvested RSAs vested on June 30, 2017 and the remaining three-fourths of the RSA will thereafter vest in six equal quarterly installments, the final installment to vest on December 15, 2018. In connection with this change, these awards were converted to RSUs. During the fiscal year 2020, the Company deferred vesting of 643,147 RSUs until December 31, 2020, at which point they will vest in full. These RSUs vested in December, 2020.

The Company also granted 92,179 RSUs to certain individuals, including the employees of the Company, on February 2, 2017. These RSUs vested over a two-year period in equal quarterly installments, beginning May 31, 2017 and finishing on March 31, 2019.

The Company also granted 7,277 RSUs to certain employees of the Company on May 15, 2017. These RSUs vested in equal quarterly installments over four years, beginning on September 30, 2017 and finishing on June 30, 2021.

The Company also granted 20,000 RSUs to an employee of the Company on November 14, 2017. These RSUs vest over a period of four years, with one-tenth vesting on February 1, 2018 and the remaining RSUs vesting thereafter in quarterly installments of one-twelfth of the initial grant.

The Company also granted 203,194 stock options to certain employees of the Company on November 14, 2017. These stock options vest over a four-year period in equal quarterly installments, beginning on February 1, 2018 and finishing on November 1, 2021.

The Company also granted 480,000 RSUs to certain employees of the Company on January 30, 2018. These RSUs vested over a period of one year in equal quarterly installments, beginning on April 1, 2018. During the fiscal year 2020, the Company deferred vesting of 263,115 RSUs until December 31, 2020, at which point they have vested in full.

The Company also granted 140,000 stock options to a non-executive director of the Company on February 21, 2018. These stock options vested over two years in equal monthly installments, beginning on March 1, 2018 and finishing on February 1, 2020. The vesting of these options was subject to accelerate in full upon a Sale Event (as defined in the 2016 Plan).

The Company also granted 5,000 RSUs to an employee of the Company on March 23, 2018. One-quarter of these RSUs vested on April 1, 2018 and the remaining RSUs vested quarterly in installments of one-twelfth of the total RSUs, beginning on July 1, 2018 and finishing on April 1, 2021.

The Company also granted 21,769 stock options to certain employees of the Company on August 7, 2018. These stock options vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to one-sixteenth of the total number of stock options, with the last such vesting on June 1, 2022.

The Company also granted 7,500 stock options to a non-executive director of the Company on November 28, 2018. These stock options vested over a period of one year in equal monthly installments commencing from first vesting on January 1, 2019 equivalent to one-twelfth of the total number of stock options, with the last such vesting on December 1, 2019.

The Company has also granted 687,857 RSUs and 1,609,934 Performance Stock Units or PSUs to certain employees of the Company in June, 2020. These RSUs vest over a period of four years in equal monthly installments commencing from first vesting on July 1, 2020, with last such vesting on June 30, 2024. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $1.80 to $10.00.

The Company has also granted 4,90,770 stock options to certain employees of the Company in January 2021. These stock options vest over a period of four years in equal quarterly installments commencing from first vesting on January 1, 2021 equivalent to one-sixteenth of the total number of shares underlying these stock options, with the last such vesting on October 1, 2024.

The Company also granted 692,000 RSUs and 1,280,154 PSUs to certain employees of the Company in June, 2021. These RSUs will vest over a period of four years in equal monthly installments commencing from first vesting on April 1, 2021, with last such vesting on March 1, 2025. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

2006 Plan

Our board of directors adopted the 2006 Plan to attract and retain appropriate personnel in our employment, to incentivize our employees and consultants and to promote the success of our business.

The 2006 Plan is administered by the compensation committee of our board of directors. Among other things, our compensation committee determines the terms and conditions of each option grant, including, but not limited to, the number of shares underlying options, exercise price, vesting period, exercise period, the fair market value of ordinary shares, forfeiture provisions, adjustments to be made to the number of shares underlying options and exercise price in the event of a change in capital structure or other corporate action, and satisfaction of any performance conditions.

We may grant awards to any of our employees, consultants or directors. The plan administrator determines the individuals eligible to participate in the 2006 Plan in accordance with criteria laid down by our board of directors from time to time. Under the 2006 Plan, we have reserved an aggregate of 1,316,765 of our Ordinary Shares.

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

As of March 31, 2021, no cash incentive bonus has been granted.

In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

During the fiscal year 2021, we have granted Nil stock options (March 31, 2020: Nil and March 31, 2019: 7,500) to our directors and executive officers. As of March 31, 2021, outstanding options to purchase 191,042 ordinary shares were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options	Exercise Price	Grant Date	Expiry Date
191,042	$4.34	August 1, 2014	July 29, 2024
1,875	$5.5	November 28, 2018	December 27, 2022
75,829	$7.81	February 21, 2018	February 20, 2022

Outstanding RSAs and RSUs

During the fiscal year 2017, 42,008 RSAs and 1,812,909 RSUs were granted, pursuant to the Business Combination agreement, to our directors and executive officers, of which 42,008 RSAs and 1,169,762 RSUs fully vested as of March 31, 2019. The outstanding RSAs and RSUs granted to our directors and executive officers as of March 31, 2021 are as set forth in the following table:

Total RSAs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSAs	Exercise Price
42,008	—	—

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs	Exercise Price
1,812,909	-	—

During the year ended March 31, 2018, 504,796 RSUs were granted under our 2016 plan to our directors and executive officers, of which 211,681 fully vested and 10,000 got cancelled as of March 31, 2019. The outstanding RSUs to our directors and executive officers as of March 31, 2021 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs	Exercise Price
504,796	-	—

During the year ended March 31, 2021, 687,857 RSUs and 1,609,934 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,076,053 fully vested as of March 31, 2021. The outstanding RSUs and PSUs to our directors and executive officers as of March 31, 2021 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2021	Shares Underlying Outstanding RSUs and PSUs
2,297,791	1,221,738

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2019, 2020 and 2021, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all of our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 130.4 million, INR 112.3 million and INR 44.6 million, respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 105.9 million, INR 86.7 million and INR 30.3 million in fiscal years 2019, 2020 and 2021, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 24.6 million, INR 25.6 million and INR 14.34 million in fiscal years 2019, 2020 and 2021, respectively.

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

Mr. Amin has also entered into employment agreements with us, which agreements contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and each of the executives are obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay the executive a lump sum equal to his base salary for the notice period. Such notice period and termination benefits do not apply in the event that such executive is terminated by us for any one of the reasons enumerated in the agreement.

C. Board Practices

Board of Directors

Our board of directors is comprised of five directors, at least a majority of whom qualify as “independent” directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our board of directors has determined that the following directors are independent: Stephen Schifrin, Murlidhara Lakshmikantha Kadaba, Sean Aggarwal and Neelam Dhawan. Upon consummation of the Business Combination, Mr. Sanjay Arora was designated to serve as a member of our board of directors by the Terrapin Sponsors and was subsequently replaced by Mr. Stephen Schifrin.

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

● the Class I directors are Sean Aggarwal and Neelam Dhawan and their terms was to expire at our annual meeting of shareholders to be held in 2020;

● the Class II directors are Stephen Schifrin and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2021; Mr. Sanjay Arora resigned from the Board effective April 30, 2021 and

● the Class III director is Dhruv Shringi and his term was to expire at our annual meeting of shareholders which was to be held in 2019.

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

As of March 31, 2021, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired will continue in their positions as directors until our next annual general meeting is held.

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

Audit Committee

The current members of our audit committee are Murlidhara Kadaba, Stephen Schifrin and Sean Aggarwal with Mr. Kadaba serving as its chairman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and all members of our audit committee are “independent” as that term is defined in the Nasdaq Listing Rules. All the members of the Audit Committee are “audit committee financial expert” as defined under the applicable rules of the SEC. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. Our audit committee’s responsibilities include:

● overseeing our corporate accounting and financial reporting process;

● evaluating the independent auditors’ qualifications, independence and performance;

● determining the engagement of the independent auditors;

● reviewing and approving the scope of the annual audit and the audit fee;

● discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

● approving the retention of the independent auditors to perform any proposed permissible non-audit services;

● monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

● reviewing our critical accounting policies and estimates;

● overseeing our internal audit function; and

● annually reviewing the audit committee charter and the audit committee’s performance.

The audit committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Compensation Committee

The current members of our compensation committee are Neelam Dhawan, Murlidhara Kadaba and Stephen Schifrin. Our board of directors has determined that all members of our Compensation Committee are “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee’s responsibilities include:

● reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

● evaluating the performance of our chief executive officer in light of those goals and objectives;

● setting the compensation of our chief executive officer based on such evaluations;

● determining the compensation of all our executive officers other than the chief executive officer and reviewing periodically the aggregate amount of compensation being paid or potentially payable to the Company’s officers;

● reviewing and making recommendations to the board with regard to incentive-based compensation plans and equity-based plans for the Company’s executive officers; and

● reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The compensation committee operates under a written charter adopted by our board of directors, a current copy of which is available on our website at www.yatra.com.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Stephen Schifrin, Sean Aggarwal and Ms. Neelam Dhawan with Mr. Aggarwal serving as its chairman. The nominating and corporate governance committee’s responsibilities include:

● making recommendations to our board of directors regarding candidates for directorships and the structure and composition of our board of directors;

● recommending to the board criteria for board and committee membership;

● developing and recommending to the board a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto;

● overseeing the evaluation of the board and management;

● reporting and making recommendations to our board of directors concerning governance matters; and

● reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

● each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

● each of our present directors;

● each of our executive officers serving during the 2021 fiscal year; and

● all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2021. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 62,850,133 of our Ordinary Shares issued and outstanding on March 31, 2021 and assumes the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting Shares, (iii) Class F Shares and (iv) all convertible shares held at the subsidiary level that are convertible into our Ordinary Shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders:
Entities Affiliated with Nathan Leight(2)	7,627,749	9.24%
Macquarie Group Limited(3)	6,099,105	7.39%
Entities Affiliated with Altai Capital Management, LLC(4)	4,876,755	5.91%

Entities Affiliated MAK Capital One L.L.C.(5)	11,434,913	13.86%
Nantahala Capital Management, LLC (6)	5,315,350	6.44%
Executive Officers and Directors:
Dhruv Shringi(7)	1,911,003	3.04%
Manish Amin(8)	752,879	1.20%
Sean Aggarwal(9)	167,677	*
Murlidhara Lakshmikantha Kadaba(10)	30,596	—
Sanjay Arora(11)	202,781	*
Neelam Dhawan(12)	35,296	*
All directors and officers as a group (7 persons)	3,100,232	4.93%

*Less than 1 percent.

(1) Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector—20, Gurugram, Haryana—122008, India, India.

(2) Based on the Schedule 13G and the Schedules 13G/A filed with the SEC by Apple Orange LLC, Leight Family 1998 Irrevocable Trust, Argyle Investors LLC, Candlemaker Partners LLLP, We Deserve Better, LLC and Nathan Leight on December 27, 2016, January 11, 2017, February 14, 2018, February 14, 2019 and February 16, 2021, respectively. Consists of (i) 395,000 Ordinary Shares, warrants to purchase 3,703,290 Ordinary Shares which are exercisable and expire on December 16, 2021 and, 1,933,439 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder) and 1,933,439 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), held by Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership LLC; (ii) 550,000 Ordinary Shares held by Argyle Investors LLC; (iii) 327,000 Ordinary Shares held by Candlemaker Partners, LLLP; (iv) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust; (v) 158,500 Ordinary Shares held by We Deserve Better, LLC; and (vi) 3,000 Ordinary Shares held by Nathan Leight. Mr. Leight is the sole managing member of Apple Orange LLC, Candlemaker Management LLC, which is the general partner of Candlemaker LLLP, and We Deserve Better, LLC and has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker LLLP and We Deserve Better, LLC. Mr. Leight’s children are the beneficiaries of the Leight Family 1998 Irrevocable Trust and his wife is the trustee. The Leight Family 1998 Irrevocable Trust is the sole managing member of Argyle Investors LLC and has sole voting and dispositive control over the securities held by Argyle Investors LLC. The business address for each of these entities and Mr. Leight is 60 Edgewater Drive, Unit TSK, Coral Gables, Florida 33133.

(3) Consists of (i) 324,355 Ordinary Shares and warrants to purchase 46,458 Ordinary Shares held by Macquarie Corporate Holdings Pty Limited and (ii) 3,083,292 Ordinary Shares, and warrants to purchase 2,645,000 Ordinary Shares held by MIHI LLC. MIHI LLC is an affiliate of Macquarie and Macquarie Capital. Macquarie Group Limited is the ultimate indirect parent of each of Macquarie Corporate Holdings Pty. Limited and MIHI LLC and may be deemed to beneficially own the company’s shares held by them. The business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The business address of Macquarie Corporate Holdings Pty. Limited is Level 6, 50 Martin Place, Sydney NSW 2000, Australia. The business address of MIHI LLC is 125 West 55th Street, L-22, New York, New York 10019.

(4) Based on Schedule 13G and the Schedule 13G/A filed with the SEC by Altai Capital Management, L.P. (“Investment Manager”), Altai Capital Management, LLC (“IMGP”) and Rishi Bajaj on July 2, 2018, February 14, 2019, February 13, 2020 and February 12, 2021, respectively. Consists of 4,876,755 Ordinary Shares held for the account of Altai Capital Osprey, LLC (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 590, Newport Beach, California 92660.

(5) Based on the Schedule 13G/A filed with the SEC by MAK Capital One L.L.C. (“Investment Manager”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund” and collectively, the “Reporting Persons”) on February 16, 2020, November 9, 2020 and February 12, 2021 respectively. Consists of 11,43,913 Ordinary Shares. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(6) Based on the Schedule 13G/A filed with the SEC by Apple Orange LLC, Terrapin Partners Green Employee Partnership, LLC, Terrapin Partners Employee Partnership 3, LLC, Leight Family 1998 Irrevocable Trust, Argyle Investors LLC, Candlemaker Partners LLLP, We Deserve Better, LLC, Nathan Leight and collectively, the “Reporting Persons”) on February 16, 2021, respectively. Consists of 5,315,350 Ordinary Shares. The principal business address of each of the Reporting Persons is 3535 Curtis Lane, Miami, FL 33133.

(7) Consists of 1,703,031 Ordinary Shares and options to purchase 207,972 Ordinary Shares that are exercisable within 60 days of March 31, 2021.

(8) Consists of 727,417 Ordinary Shares and options to purchase 25,462 Ordinary Shares that are exercisable within 60 days of March 31, 2021.

(9) Consists of 67,677 Ordinary Shares and options to purchase 140,000 Ordinary Shares that are exercisable within 60 days of March 31, 2021.

(10) Consists of 30,596 Ordinary shares.

(11) Consists of 8,355 Ordinary Shares held by Mr. Arora, 100 Ordinary Shares held by Mr. Arora’s wife, and 100 Ordinary Shares, 58,593 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder), 58,593 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and warrants to purchase 135,633 Ordinary Shares held by Noyac Path LLC. 100 Ordinary Shares held by Mr. Arora, 100 Ordinary Shares held by Mr. Arora’s wife and 100 Ordinary Shares held by Noyac Path LLC are held in brokerage accounts for which margins are available. The sole member of Noyac Path LLC is a trust of which Mr. Arora is settlor and a beneficiary. Mr. Arora disclaims beneficial ownership over any securities owned by his wife and Noyac Path LLC in which he does not have any pecuniary interest. Mr. Arora resigned from our board of directors on April 30, 2020

(12) Consists of 27,796 Ordinary Shares and options to purchase 7,500 Ordinary Shares that are exercisable within 60 days of March 31, 2021.

Significant Changes

● Pursuant to Schedule 13G/A filed with the SEC on February 16, 2020, Entities Affiliated with Nantahala Capital Management, LLC became a beneficial owner of 5% or more of our Ordinary Shares.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

As of June 30, 2021, we estimate that:

● approximately 94% of our outstanding ordinary shares were held in the United States by 7 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company),

● approximately 100% of our outstanding Class F Shares were held in the United States by approximately 8 holders of record, and

● approximately 100% of our outstanding Class A Shares were held in the United States by 2 holders of record.

The number and the U.S. residence of record holders of our Ordinary Shares may not be representative of the number of beneficial owners or where the beneficial owners have residence because it includes beneficial owners whose shares are held in street name by brokers and other nominees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

On May 16, 2020 Yatra Online, Inc. and the subsidiary of the Group Yatra Online Private Limited (Yatra India) entered into a Share Subscription Agreement with Reliance Retail Ltd. whereas a part of consideration of the said preload agreement is agreed to be paid by Yatra India to Reliance Retail Ltd. through issuance of Equity Shares of Yatra India which may be swapped into the Ordinary Shares of the Company pursuant to terms of such Share Subscription Agreement.

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

Transactions pursuant to Service Agreements

Pursuant to service agreements with the below mentioned companies (along with their affiliates) that have a significant influence on the Group, we have provided travel and trade related services of Nil, INR 405 and INR 176,252 in fiscal years 2021, 2020 and 2019 respectively:

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

Exchange and Support Agreement

On December 16, 2016, we entered into an exchange and support agreement with Terrapin 3 (which is now known as Yatra USA Corporation) and holders of Class F common stock of Terrapin 3. Pursuant to the exchange and support agreement, commencing on November 16, 2017, holders of Terrapin 3’s Class F common stock (which, pursuant to the Business Combination is now Yatra USA Class F Shares) have the right from time to time to exchange any or all of what are nor Yatra USA Class F Shares for the same amount of our Ordinary Shares. Upon any such exchange, an equal number of our Class F Shares held by such exchanging shareholders will also be converted by us into 0.00001 of our Ordinary Share for each Class F Share converted. The right to make such exchange will expire on December 16, 2021.

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

Shareholders Agreements

See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Tax Proceedings

See “Item 4. Information on the Company—B. Business Overview—Litigation” for a description of tax proceedings.

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

B. Significant Changes

Except for the Ebix Merger Agreement described in “Item 4. Information on the Company—Business Overview—Recent Developments—Ebix Merger Agreement,” there have been no significant subsequent events following the close of the last fiscal year up to the date of this Annual Report that are known to us and that require disclosure in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Capital Market under the symbol “YTRA.” Our outstanding warrants are currently listed and traded on the OTCQX Market under the symbol “YTROF.”

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

B. Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-224661), as amended, originally filed with the SEC on May 24,2021 and declared effective by the SEC on July 12, 2021, under the headings “Description of Share Capital” is incorporated herein by reference.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreign entities. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder (FEMA). Transfers of any security of an Indian company from foreigners/ foreign entities to Indian residents and vice versa are required to be in accordance with FEMA and in some instances is required to be permitted by the Reserve Bank of India beside general reporting requirements under the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies having foreign investment, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreign entities. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict or regulate the lending to or borrowing from our Indian Subsidiaries. These requirements currently include restrictions/ regulations with respect to on valuations and sources of funding for such investments and may include prior approval from the Government of India.

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

Yatra India may, before the declaration of any dividend in any fiscal year, transfer such percentage of its profits for that fiscal year as it may consider appropriate to the reserves of Yatra India.

Under Indian law, an Indian company is permitted to declare or pay dividends for any fiscal year out of profits for that year (calculated to include any dividend distribution tax) after providing for depreciation in the manner prescribed. However, no company is permitted to declare dividends unless previous years’ carried over losses and depreciation not provided in the previous year or years are setoff against profits of the company for the current year.

If profits for a particular year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits if the following conditions are fulfilled:

● the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the three years immediately preceding that year (except where no dividends have been declared in each of the preceding three years);

● the total amount to be drawn from the accumulated profits earned in previous years shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and free reserves (based on the latest audited financial statements available), and the amount so drawn shall first be utilized to set off the losses incurred in the fiscal year in which dividend is declared before any dividend in respect of equity shares is declared; and;

● the balance of the reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital (based on the latest audited financial statements available).

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

This discussion is limited to U.S. federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold our Ordinary Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

● banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;

● traders in securities who elect to apply a mark-to-market method of accounting;

● real estate investment trusts and regulated investment companies;

● tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

● expatriates or former long-term residents of the United States;

● partnerships or other pass-through entities (or arrangements treated as such) or investors therein;

● dealers or traders in securities, commodities or currencies;

● grantor trusts;

● persons subject to the alternative minimum tax;

● U.S. persons whose “functional currency” is not the U.S. dollar;

● persons who received our Ordinary Shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

● persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding ordinary shares;

● persons who are subject to the accounting rules under Section 451(b) of the Code;

● the initial stockholders and their affiliates; or

● holders holding our Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of our Ordinary Shares, that is, for U.S. federal income tax purposes:

● an individual who is a citizen or resident of the United States;

● a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

● an estate the income of which is subject to U.S. federal income tax regardless of its source; or

● a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

Tax Residence of Yatra and Utilization of Terrapin’s Tax Attributes

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

For purposes of Section 7874, the first two conditions described above were met with respect to the mergers completed in July 2016 with Terrapin, because we acquired indirectly all of the assets of Terrapin through the mergers with Terrapin, and Yatra Online, Inc., including its “expanded affiliated group,” did not have “substantial business activities” in the Cayman Islands within the meaning of Section 7874 upon consummation of the mergers with Terrapin. As a result, whether Section 7874 will apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the mergers with Terrapin should depend on the satisfaction of the 80% ownership test.

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

Utilization of Terrapin’s Tax Attributes

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

Based on the terms of the mergers with Terrapin, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin stockholders in our company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Terrapin after the mergers with Terrapin. In addition, as discussed above under “—Tax Residence of Yatra for U.S. Federal Income Tax Purposes,” the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the mergers with Terrapin and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

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

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares of Yatra

U.S. Holders

Distributions on our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution on our Ordinary Shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NASDAQ (where our Ordinary Shares are currently listed) will be considered readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Status.”

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

Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of our Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of our Ordinary Shares generally will be treated as U.S. source gain or loss.

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

Characterization as a “Controlled Foreign Corporation” for U.S. Federal Income Tax Purposes

There is a possibility that we will be classified as a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “10% U.S. Shareholders.” For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of our outstanding ordinary shares. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable even if the CFC has made no distributions to its shareholders, including “Subpart F income,” global intangible low-taxed income and certain other income generated by the CFC, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of ordinary shares, to the extent of the current and accumulated earnings and profits of our company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. federal income tax purposes but no assurances can be offered in this regard.

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

Based on our composition of its income and assets, including goodwill, we do not believe that we were a PFIC for this taxable year ending March 31, 2021, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of our company is expected to depend, in part, upon (a) the market value of our Ordinary Shares, and (b) the composition of our assets and income. A decrease in the market value of our Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to expectations, we are a PFIC for this taxable year or in a future year. Accordingly, there can no assurance that we will not be a PFIC for this taxable year or any future taxable year.

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

As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the ordinary shares to market annually. A U.S. holder may elect to mark-to-market the ordinary shares only if they are “marketable stock.” The ordinary shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” The ordinary shares are listed on the NASDAQ, which should be a qualified exchange for this purpose. The ordinary shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on at least 15 days during each calendar quarter. There can be no certainly that the ordinary shares will be sufficiently traded such as to be treated as regularly traded.

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

Non-U.S. Holders

In general, a non-U.S. holder of our Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on our Ordinary Shares or any gain recognized on a sale or other disposition of our Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s ordinary shares) unless:

●	the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

●	in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Foreign Account Tax Compliance Act

The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our ordinary shares and to withhold on a portion of payments with respect to our ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”. An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our ordinary shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor’s tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our Ordinary Shares, including the consequences of any proposed change in applicable laws.

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

Implications under Section 56 of the IT Act

Section 56(2)(x) of the Income Tax Act provides for taxability in the hands of the purchaser of shares, if the purchase is made without consideration or for consideration less than the Fair Market Value of such shares. If any transfer of shares is undertaken at less than FMV of such shares, the difference between the FMV of such shares and purchase consideration would be taxable in the hands of purchaser as “income from other sources” and taxed at the tax rate applicable to regular income. The formula for computing FMV of listed shares takes into account market value of such shares. In case of quoted shared, the traded value of such shares represents the FMV of listed shares.

Taxation of Distributions.

Up to March 31, 2020, dividend income was exempt from tax for shareholders, during he said period the effective rate of Dividend Distribution Tax (DDT) was payable by the Company at 20.5553%. Earlier the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of INR 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding INR 1,000,000.

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

Taxation of Employee Stock Options.

Through the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite”. This treatment extends to all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our group “Principal Financial officer and Principal Accounting Officer”, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on their evaluation as of March 31, 2021, our group chief executive officer and group “Principal Financial officer and Principal Accounting Officer” have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the group chief executive officer and group “Principal Financial officer and Principal Accounting Officer”, as appropriate to allow timely decisions about required disclosures.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and “Principal Financial officer and Principal Accounting Officer” and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company’s internal control over financial reporting as of March 31, 2021, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment.

Based on the Company’s assessment, management has concluded that the Company’s internal control over financial reporting was effective, as of the end of the fiscal year, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

C. Attestation Report of the Registered Public Accounting Firm

Because the Company is an “emerging growth company” as defined in the Jobs Act, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company,” which may be for as long as five years following its initial registration in the United States.

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee financial expert serving on the audit committee. All the member of the Audit Committee of the audit committee, are an audit committee financial expert and “independent” as that term is defined in the Nasdaq Listing Rules.

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

Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2021, March 31, 2020 and March 31, 2019 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2021 and 2020.

	Fiscal
	2020	2021
Audit fees (audit and review of financial statements)	INR 26,513	INR 24,871
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	-	-
Tax fees (other certifications and tax advisory services)	-	6,229
All Other fees (advisory services)	10,208	-

Total	INR 36,721	INR 31,100

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report at pages F-1 through F-65.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant’s Form F-4/A filed on November 15, 2016).
2.1	Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Form F-1/A filed on February 9, 2017).
2.2	Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Form F-1/A filed on February 9, 2017).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.2	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.3#+	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated February 1, 2021
4.4	Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).
4.5	Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).

4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.8	Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.9	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).
4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.13	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
4.14	Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant’s Form F-3 filed on May 3, 2018).
4.15	Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant’s Form F-3 filed on May 3, 2018).
4.16	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).
4.17	Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Benett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).
4.18	Credit Arrangement Letter, dated August 14, 2018, between Yatra for Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.19	Facility Agreement, dated August 16, 2018, between Yatra for Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

4.20	Renewal Credit Arrangement Letter, dated May 28, 2019, between Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.21	Amendatory Credit Arrangement Letter, dated September 29, 2020 and December 28, 2020, between Yatra Online Private Limited and ICICI Bank Limited
4.22	Supplemental and Amendatory Agreement to the Facility Agreement, dated September 30, 2020, between Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited
4.23+†	Global Agreement, dated July 1, 2017, between Yatra Online Private Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.24	Side Letter to Global Agreement, dated July 1, 2020, between Yatra Online Private Limited and Amadeus IT Group, S.A
8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1 filed on January 23, 2017)
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*	Filed herewith

**	Furnished herewith.

#	Confidential treatment requested

+	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. (the Company) as of March 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2015.

Gurugram, India

July 28, 2021

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2021

(Amount in thousands, except per share data and number of shares)

	Notes	Year Ended March 31,
		2019	2020	2021
		INR	INR	INR	USD
					(refer to Note 2.4)
Revenue
Rendering of services	8	8,420,104	6,265,274	1,097,862	15,010
Other revenue	9	938,476	994,081	173,406	2,371
Total revenue		9,358,580	7,259,355	1,271,268	17,381

Other income	10	263,785	159,631	132,045	1,805

Service cost		4,282,803	2,922,929	22,276	305
Personnel expenses	11	2,550,214	1,777,273	778,915	10,650
Marketing and sales promotion expenses		809,996	196,209	79,584	1,088
Other operating expenses	12	3,975,805	2,259,261	978,315	13,376
Depreciation and amortization	13	581,746	666,369	749,480	10,247
Impairment of goodwill	20	-	221,999	264,909	3,622
Results from operations		(2,578,199)	(625,054)	(1,470,166)	(20,102)

Share of loss of joint venture	14	(12,772)	(10,784)	(3,962)	(54)
Finance income	15	41,310	58,641	81,604	1,116
Finance cost	16	(263,290)	(193,287)	(117,252)	(1,603)
Change in fair value of warrants gain		1,667,193	94	378,994	5,182
Loss before taxes		(1,145,758)	(770,390)	(1,130,782)	(15,461)
Tax expense	17	(47,837)	(69,805)	(64,096)	(876)
Loss for the period		(1,193,595)	(840,195)	(1,194,878)	(16,337)

Other comprehensive income
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement (loss)/gain on defined benefit plan	31	(5,526)	24,515	2,224	31

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	31	(4,834)	(28,658)	(4,552)	(62)

Other comprehensive loss for the period, net of tax		(10,360)	(4,143)	(2,328)	(31)
Total comprehensive loss for the period, net of tax		(1,203,955)	(844,338)	(1,197,206)	(16,368)

Loss attributable to :
Owners of the Parent Company		(1,148,203)	(833,808)	(1,177,343)	(16,097)
Non-controlling interest		(45,392)	(6,387)	(17,535)	(240)
Loss for the period		(1,193,595)	(840,195)	(1,194,878)	(16,337)

Total comprehensive loss attributable to :
Owners of the Parent Company		(1,158,484)	(838,302)	(1,179,701)	(16,129)
Non-controlling interest		(45,471)	(6,036)	(17,505)	(239)
Total comprehensive loss for the period		(1,203,955)	(844,338)	(1,197,206)	(16,368)

Loss per share	18
Basic		(26.37)	(17.94)	(20.38)	(0.28)
Diluted		(26.95)	(17.94)	(20.42)	(0.28)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position as at March 31, 2021

(Amount in thousands, except per share data and number of shares)

	Notes	March 31, 2020	March 31, 2021
		INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	62,563	24,345	333
Right-of-use assets	44	538,422	449,840	6,150
Intangible assets and goodwill	20	1,702,693	890,037	12,169
Prepayments and other assets	21	3,114	4,206	58
Other financial assets	22	30,233	23,838	326
Term deposits	23	800	21,346	292
Other non-financial assets	24	223,618	223,618	3,057
Deferred tax assets	25	93,831	15,398	211
Total non-current assets		2,655,274	1,652,628	22,596

Current assets
Inventories		2,490	1,480	20
Trade and other receivables	26	2,368,395	870,452	11,901
Prepayments and other assets	21	851,950	616,393	8,428
Income tax recoverable		486,261	249,332	3,409
Other current financial assets	27	273,926	114,634	1,567
Term deposits	23	754,524	530,783	7,257
Cash and cash equivalents	28	1,365,370	1,711,589	23,402
Total current assets		6,102,916	4,094,663	55,984
Total assets		8,758,190	5,747,291	78,580

Equity and liabilities
Equity
Share capital	29	714	838	11
Share premium	29	18,889,154	20,240,055	276,730
Treasury shares	29	(11,219)	(11,219)	(153)
Other capital reserve	30	689,295	122,109	1,670
Accumulated deficit		(18,053,916)	(19,167,316)	(262,063)
Foreign currency translation reserve		(22,087)	(26,639)	(364)
Total equity attributable to equity holders of the Company		1,491,941	1,157,828	15,831
Total non-controlling interest		19,033	5,247	72
Total equity		1,510,974	1,163,075	15,903

Non-current liabilities
Borrowings	32	7,226	3,177	43
Trade and other payables	33	27,774	34,938	478
Deferred tax liabilities	25	37,645	14,413	197
Employee benefits	34	56,837	52,137	713
Deferred revenue	35	232,069	266,920	3,649
Lease liabilities	44	478,361	427,786	5,849
Other financial liabilities	36	2	270,280	3,695
Other non-financial liability	37	-	44,453	608
Total non-current liabilities		839,914	1,114,104	15,232

Current liabilities
Borrowings	32	978,231	127,878	1,748
Trade and other payables	33	2,859,370	2,215,425	30,290
Employee benefits	34	79,396	54,760	749
Deferred revenue	35	125,847	120,129	1,642
Income taxes payable		204	263	4
Lease liabilities	44	61,267	75,182	1,028
Other financial liabilities	36	1,342,337	94,185	1,288
Other current liabilities	38	960,650	782,290	10,696
Total current liabilities		6,407,302	3,470,112	47,445
Total liabilities		7,247,216	4,584,216	62,677
Total equity and liabilities		8,758,190	5,747,291	78,580

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,002,266)	832,964	11,215	(224,918)	(361)	(225,279)
Effect of adoption of new accounting standards	-	-	-	(38,110)	-	-	(38,110)	-	(38,110)
Balance as at April 1, 2018	638	14,962,615	(30,084)	(16,040,376)	832,964	11,215	(263,028)	(361)	(263,389)
Loss for the period	-	-	-	(1,148,203)	-	-	(1,148,203)	(45,392)	(1,193,595)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(4,834)	(4,834)	-	(4,834)
Remeasurement loss on defined benefit plan	-	-	-	(5,447)	-	-	(5,447)	(79)	(5,526)
Total other comprehensive loss	-	-	-	(5,447)	-	(4,834)	(10,281)	(79)	(10,360)
Total comprehensive loss	-	-	-	(1,153,650)	-	(4,834)	(1,158,484)	(45,471)	(1,203,955)

Share based payments	-	-	650	2,870	279,363	-	282,883	-	282,883
Exercise of options	4	357,981	18,215	-	(376,339)	190	51	-	51
Issuance of shares	71	3,667,843	-	-	-	-	3,667,914	-	3,667,914
Cost of issuance of shares	-	(104,334)	-	-	-	-	(104,334)	-	(104,334)
Change in non-controlling interest*	-	-	-	(65,253)	-	-	(65,253)	65,253	-
Total contribution by owners	75	3,921,490	18,865	(62,383)	(96,976)	190	3,781,261	65,253	3,846,514

Balance as at March 31, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

*	Transaction with non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.53% as of March 31, 2019 (98.22% as of March 31, 2018).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

Effect of adoption of new accounting standards	-	-	-	(28,562)	-	-	(28,562)	(431)	(28,993)

Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,284,971)	735,988	6,571	2,331,187	18,990	2,350,177

Loss for the period	-	-	-	(833,808)	-	-	(833,808)	(6,387)	(840,195)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(28,658)	(28,658)	-	(28,658)
Remeasurement gain on defined benefit plan	-	-	-	24,164	-	-	24,164	351	24,515
Total other comprehensive loss	-	-	-	24,164	-	(28,658)	(4,494)	351	(4,143)

Total comprehensive loss	-	-	-	(809,644)	-	(28,658)	(838,302)	(6,036)	(844,338)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	46,778	(41,643)	-	5,135	-	5,135
Exercise of options	1	5,049	-	-	(5,050)	-	-	-	-
Change in non-controlling interest*	-	-	-	(6,079)	-	-	(6,079)	6,079	-
Total contribution by owners	1	5,049	-	40,699	(46,693)	-	(944)	6,079	5,135

Balance as at March 31, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

*	Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.56% as of March 31, 2020 (98.53% as of March 31, 2019), (refer to Note 6).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

Loss for the period	-	-	-	(1,177,343)	-	-	(1,177,343)	(17,535)	(1,194,878)
Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(4,552)	(4,552)	-	(4,552)
Remeasurement gain on defined benefit plan	-	-	-	2,194	-	-	2,194	30	2,224
Total other comprehensive loss	-	-	-	2,194	-	(4,552)	(2,358)	30	(2,328)

Total comprehensive loss	-	-	-	(1,175,149)	-	(4,552)	(1,179,701)	(17,505)	(1,197,206)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	65,468	11,632	-	77,100	-	77,100
Exercise of options	15	578,803	-	-	(578,818)	-	-	-	-
Issuance of shares	109	796,077	-	-	-	-	796,186	-	796,186
Cost of issuance of shares	-	(23,979)	-	-	-	-	(23,979)	-	(23,979)
Transaction with non-controlling interest*	-	-	-	(3,719)	-	-	(3,719)	3,719	-
Total contribution by owners	124	1,350,901	-	61,749	(567,186)	-	845,588	3,719	849,307

Balance as at March 31, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

*	Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.63% as of March 31, 2021 (98.56% as of March 31, 2020), (refer to Note 6).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of cash flows for the year ended March 31, 2021

(Amount in thousands, except per share data and number of shares)

		March 31
		2019	2020	2021
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Cash flows from operating activities:
Loss before tax		(1,145,758)	(770,390)	(1,130,782)	(15,461)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	581,746	666,369	749,480	10,247
Change in fair value of contingent consideration	43	485,282	(390,009)	-	-
Interest income	15	(39,486)	(27,817)	(49,017)	(670)
Interest costs	16	147,705	166,134	95,232	1,302
Impairment of goodwill	20	-	221,999	264,909	3,622
Unrealized foreign exchange (gain)/ loss	16	(15,866)	(10,932)	5,799	79
Gain on disposal of property, plant and equipment	10	(5,050)	(4,842)	(2,480)	(34)
Change in fair value of warrants - gains		(1,667,193)	(94)	(378,994)	(5,182)
Gain on termination/ rent concession of leases	10	-	(27,241)	(33,238)	(454)
Provisions (net)	12	283,130	46,774	39,740	543
Share of loss of a joint venture	14	12,772	10,784	3,962	54
Share-based payment expense	11	282,883	5,135	77,100	1,054

Working capital changes:
Decrease/ (increase) in trade and other receivables		(1,316,454)	2,489,784	1,685,634	23,047
Decrease/ (increase) in inventories		20,142	1,428	1,073	15
Increase/ (decrease) in trade and other payables		(920,858)	(2,887,757)	(402,932)	(5,509)
Settlement of contingent consideration	43	-	-	(389,617)	(5,327)

Direct taxes (paid)/ refunds		(245,129)	(39,681)	229,574	3,139

Net cash from/(used in) operating activities		(3,542,134)	(550,356)	765,443	10,465
Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	(253,448)	-	(410,383)	(5,611)
Investment in joint venture	14	-	(3,500)	-	-
Purchase of property, plant and equipment		(30,157)	(15,572)	(1,089)	(15)
Proceeds from sale of property, plant and equipment		10,553	23,404	5,782	79
Purchase/development of intangible assets		(394,147)	(203,751)	(77,881)	(1,065)
Investment in term deposits		(2,634,374)	(1,091,549)	(69,580)	(951)
Proceeds from term deposits		2,640,748	1,383,049	285,492	3,903
Interest received		10,500	4,562	37,294	510

Net cash from/(used in) investing activities		(650,325)	96,643	(230,365)	(3,150)
Cash flows from financing activities:
Proceeds from issue of share capital (net of cost of issuance of shares)	29	3,563,630	-	772,207	10,558
Payment of principal portion of lease liabilities	44	-	(47,340)	(9,623)	(132)
Payment of interest portion of lease liabilities	44	-	(56,394)	(72,033)	(984)
Proceeds from factoring		-	917,166	189,052	2,585
Repayment of factoring proceeds		-	(665,262)	(316,831)	(4,332)
Repayment of borrowings		(526,674)	(368,461)	(8,580)	(117)
Interest paid on borrowings	16	(132,376)	(113,180)	(18,909)	(259)

Net cash from/(used in) financing activities		2,904,580	(333,471)	535,283	7,319
Net increase/ (decrease) in cash and cash equivalents		(1,287,879)	(787,184)	1,070,361	14,634
Effect of exchange differences on cash and cash equivalents		186,477	69,742	(5,001)	(68)
Cash and cash equivalents at the beginning of the year		2,465,073	1,363,671	646,229	8,836

Closing cash and cash equivalents at the end of the year		1,363,671	646,229	1,711,589	23,402
Components of cash and cash equivalents:
Cash on hand		2,859	1,742	472	6
Balances with banks
On current account		1,756,322	1,089,764	876,916	11,990
Fixed deposits with banks		-	250,000	758,008	10,364
Cash in transit		11,498	-	-	-
Credit card collection in hand		390,335	23,864	76,193	1,042
Total cash and cash equivalents	28	2,161,014	1,365,370	1,711,589	23,402
Less: Bank overdrafts	32	(797,343)	(719,141)	-	-
Total cash and cash equivalents		1,363,671	646,229	1,711,589	23,402

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

1. Corporate information

Yatra Online, Inc. (the “Parent Company”) together with its subsidiaries (collectively, “the Company”, “We” or the “Group”) and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is a public limited company incorporated and domiciled and incorporated in Cayman Islands; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange. Information on the Group structure is provided in Note 6.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements for March 31, 2021 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Accounting policies have been consistently applied by the Group for all the periods presented in these financial statements, except in relation to the new standards adopted on April 1, 2020 (Refer Note 2.2).

The consolidated financial statements of the Company for the year ended March 31, 2021 were authorized for issuance by the Parent’s board of directors on July 28, 2021.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss and other comprehensive income/ loss.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

During the current year, the Company has separately presented ‘borrowings’ and ‘lease liabilities’, which were shown as ‘borrowings’ in the previous year statement of financial position. Accordingly lease liabilities as at March 31, 2020 amounting to INR 478,361 non-current and INR 61,267 current has been reclassed. The management believes that these changes will help users toward better understanding the financial performance of the Company.

2.2 New standards, interpretations and amendments adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

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

The practical expedient applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic and only if all of the following conditions are met:

● The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

● Any reduction in lease payments affects only payments originally due on or before June 30, 2022 (for example, a rent concession would meet this condition if it results in reduced lease payments before June 30, 2022 and increased lease payments that extend beyond June 30, 2022).

● There is no substantive change to other terms and conditions of the lease.

The Group has pre-adopted from April 1, 2020 amendment in IFRS 16 related to COVID- 19 – Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19 -related rent concession is a lease modification. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in profit or loss for the year ended March 31, 2021. Refer Note 10 for effect of implementation of this practical expedient.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2021, March 31, 2020 and March 31, 2019, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2021, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2021 and consolidated statement of cash flows for year ended March 31, 2021 were converted into USD at the exchange rate of 73.14 INR per USD, which is based on the noon buying rate as at March 31, 2021, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as ‘Share of loss of a joint venture’ in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

Other Services

Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue from services, comprising air, sea and road freight forwarding is recognised by reference to the stage of completion, which is measured as time elapsed of total expected time to render the service for each contract

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

Minimum Alternative Tax

Minimum Alternative Tax (‘MAT’) expense under the provisions of the Indian Income-tax Act, 1961 is recognized as an asset in the statement of financial position when it is probable that future economic benefit associated with it in the form of adjustment of future income tax liability, will flow to the Company and the asset can be measured reliably. MAT credit entitlement is set off to the extent allowed in the year in which the Company becomes liable to pay income taxes at the enacted tax rates. MAT credit entitlement is reviewed on every period end and is written down to reflect the amount that is reasonably certain to be set off in future years against the future income tax liability. MAT credit entitlement is included as part of deferred tax asset.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
●	Its intention to complete and its ability and intention to use or sell the asset
●	How the asset will generate future economic benefits
●	The availability of resources to complete the asset
●	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit in the statement of profit or loss and other comprehensive loss.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

During the year ended March 31, 2021, the Company has re-estimated the useful life of the following intangible assets and accounted for the impact of such change on prospective basis:-

Customer relationships	4-10 years

Refer note 20 for impact of such change.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

●	Buildings 3 to 9 years
●	Motor vehicles and other equipment 3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

Refer to Note 44 for disclosures on leases.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortized cost (debt instruments)
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired

The Group’s financial assets at amortized cost includes trade receivables, term deposits, security deposits and employee loans. For more information on receivables, refer to Note 26.

Financial assets at fair value through OCI (debt instruments)

The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and,

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under “IAS 32 Financial Instruments: Presentation” and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired

Or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include share warrants for which gain or loss is routed through profit or loss. For more details on share warrants, refer to Note 36.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

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

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

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

Employment benefit plan

The Group’s post-employment benefits include defined benefits plan and defined contribution plans. The Group also provides other benefits in the form of deferred compensation and compensated absences.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

All expenses excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in the statement of profit or loss and other comprehensive loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit or loss in subsequent years. The Group’s contribution to defined contribution plans are recognized in statement of profit or loss and other comprehensive loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

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

Earnings (loss) per share

The Group’s Earnings (Loss) per Share (‘EPS’) is determined based on the net profit/(loss) attributable to the shareholders’ of the parent company. Basic EPS is computed using the weighted average number of shares outstanding during the year.

Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year including convertible preference shares, share options and warrants (using the treasury stock method for options and warrants), except where the result would be anti-dilutive.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

The amendments clarify;

● what is meant by a right to defer settlement;

● that a right to defer must exist at the end of the reporting period;

● that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

● that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendments to IAS 1

On February 12, 2021, the IASB has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8

On February 12, 2021 the IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates and the correction of errors. Also, the IASB clarified how entities use measurement techniques and inputs to develop accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

In May 7, 2021, the IASB amended IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 16

On May 14, 2020 the IASB issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable for annual period beginning on or after 1 Jan 2022 although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

IFRS 9 Financial Instruments: Fees in the ‘10 per cent’ test for derecognition of financial liabilities

● The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39.

● An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

● An entity applies the amendment for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

The amendment is applicable on the Group for annual reporting period beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

4. Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities in future periods.

4.1 Significant judgments in applying the Group’s accounting policies

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group’s financial statements may differ from that estimated as at the date of approval of these consolidated financial statements.

Determining the lease term of contracts with renewal and termination options – Group as lessee

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

Property lease classification – Group as lessor

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

4.2 Significant accounting estimates and assumptions

The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

a)	Impairment reviews

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group.

The key assumptions used to determine the recoverable amount for the CGUs, including sensitivity analysis, are disclosed and further explained in Note 20.

The Group tests goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)	Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26 and 27.

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

f)	Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available.

g)	Useful life of Intangible assets

The useful lives of the Group’s intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. The useful life is reviewed by management periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

5. Segment information

For management purposes, the Group is organized into lines of business (LOBs) based on its products and services and has reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and methods used to distribute the services are different. For each of these LOBs, Chief Executive Officer (CEO) reviews internal management reports. Accordingly, the Chief Executive Officer (CEO) is construed to be the Chief Operating Decision Maker (CODM). Segment revenue less service cost from each LOB’s are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air Ticketing: Through internet, mobile based platform and call-centers, the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of booking of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.
2.	Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.
3.	Other operations primarily include the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers, income from sale of rail and bus tickets, income from freight forwarding services and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Information about Reportable Segments:

Particulars	Air Ticketing			Hotels and Packages			Others			Total
	March 31			March 31			March 31			March 31
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021

Segment revenue	5,708,152	3,957,989	1,487,465	6,162,926	3,707,534	372,807	1,058,953	1,080,202	220,583	12,930,031	8,745,725	2,080,855
Service cost	-	-	-	(4,282,803)	(2,922,929)	(22,276)	-	-	-	(4,282,803)	(2,922,929)	(22,276)
Segment results	5,708,152	3,957,989	1,487,465	1,880,123	784,605	350,531	1,058,953	1,080,202	220,583	8,647,228	5,822,796	2,058,579
Other income										263,785	159,631	132,045
Unallocated expenses										(10,907,466)	(5,719,113)	(2,646,401)
Operating loss (before depreciation and amortization)										(1,996,453)	263,314	(455,777)
Finance cost										(263,290)	(193,287)	(117,252)
Depreciation and amortization										(581,746)	(666,369)	(749,480)
Impairment of goodwill										-	(221,999)	(264,909)
Finance income										41,310	58,641	81,604
Share of loss of joint venture										(12,772)	(10,784)	(3,962)
Change in fair value of warrants- gain/(loss)										1,667,193	94	378,994
Loss before taxes										(1,145,758)	(770,390)	(1,130,782)
Tax expense										(47,837)	(69,805)	(64,096)
Loss for the period										(1,193,595)	(840,195)	(1,194,878)

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Reconciliation of information on Reportable Segments to IFRS measures:

	Air Ticketing			Hotels and Packages			Others			Total
	March 31			March 31			March 31			March 31
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
Segment revenue	5,708,152	3,957,989	1,487,465	6,162,926	3,707,534	372,807	1,058,953	1,080,202	220,583	12,930,031	8,745,725	2,080,855
Less: customer inducement and acquisition costs**	(2,258,887)	(1,348,471)	(594,426)	(1,248,506)	(105,736)	(199,409)	(64,058)	(32,163)	(15,752)	(3,571,451)	(1,486,370)	(809,587)
Revenue	3,449,265	2,609,518	893,039	4,914,420	3,601,798	173,398	994,895	1,048,039	204,831	9,358,580	7,259,355	1,271,268

Unallocated expenses	(10,907,467)	(5,719,112)	(2,646,401)
Less: customer inducement and acquisition costs**	3,571,451	1,486,370	809,587
Unallocated expenses	(7,336,016)	(4,232,742)	(1,836,814)

Notes: **For purposes of reporting to the CODM, certain promotion expenses including upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses (included under Unallocated expenses).

Geographical Information:

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets

	Non-current Assets*
	March 31, 2020	March 31, 2021
India	2,302,389	1,362,703
Others	1,288	1,519
Total	2,303,677	1,364,222

*	Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Major Customers:

Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

6. Group information

The consolidated financial statements of the Group include:

Information about Group subsidiaries:

Name	Principal activities	Country of incorporation	% Equity interest
			March 31, 2020	March 31, 2021
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100	100
Yatra USA Corp	Investment Company	USA	100**	100**
Yatra USA, LLC	Travel & Travel related services	USA	100	100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100	100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100	100
Yatra Online Private Limited	Travel & Travel related services	India	98.56 *	98.63 *
Yatra Corporate Hotel Solutions P. Ltd.	Travel & Travel related services	India	98.56 *	98.63 *
TSI Yatra Private Limited	Travel & Travel related services	India	98.56 *	98.63 *
Yatra TG Stays Private Limited	Travel & Travel related services	India	98.56 *	98.63 *
Yatra Hotel Solutions Private Limited	Travel & Travel related services	India	98.56 *	98.63 *
Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)	Travel & Travel related services	India	98.56*/***	98.63*/***
Travel.Co.In Limited (TCIL)	Travel & Travel related services	India	98.56*/****	98.63*/****
Yatra Online Freight Services Private Limited	Freight forwarding services	India	-	98.63*/*****

* Remaining shares of 1.37% (March 31, 2020: 1.44%) are held by the minority shareholder as at March 31, 2020 and March 31, 2021.

** Includes 21.08% (March 31, 2020: 21.08%) Class F Shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F Shares in the Company having no economic value and have an exchange right to acquire Ordinary Shares of the Company. During the year ended March 31, 2020, MIHI LLC (Macquarie Group Ltd.), Class F shareholder of Yatra USA Corp has exchanged 1,083,281 Class F Shares with the Ordinary Shares of Yatra Online, Inc.. Also, 1,060,781 Class F shares held by MIHI LLC (Macquarie Group Ltd.) in Yatra Online, Inc. have been converted into Ordinary Shares thereof at 0.00001 conversion ratio. Refer to Note 29.

*** During the financial year ending March 31, 2018, the company had acquired 51% shareholding in Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) on July 31, 2017, with the obligation to acquire the remaining 49% shareholding pursuant to the terms of Share Purchase Agreement (SPA). Refer to Note 43.

**** During the financial year ending March 31, 2019, the company had acquired 100% shareholding in Travel.Co.In Limited on February 8, 2019. Refer to Note 43.

***** On August 5, 2020, Yatra Online Freight Services Private Limited was incorporated with principal activity of Freight forwarding services. Yatra Online, Inc. (the “Company”), through its subsidiary, Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) holds all of the outstanding shares of Yatra Online Freight Services Private Limited.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Joint Venture

The group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2020: 50%). For more detail, refer to Note 14.

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

	Carrying value		Fair value
	As at March 31,	As at March 31,	As at March 31,	As at March 31,
	2020	2021	2020	2021
Financial assets
Assets carried at amortized cost
Trade and other receivables	2,368,395	870,452	2,368,395	870,452
Cash and cash equivalents	1,365,370	1,711,589	1,365,370	1,711,589
Term deposits	755,324	552,129	755,324	552,129
Other financial assets	307,700	139,901	307,700	139,901
Total	4,796,789	3,274,071	4,796,789	3,274,071

Financial liabilities
Liabilities carried at fair value
Share warrants	418,266	32,391	418,266	32,391
Liability for acquisition of business	800,000	-	800,000	-
Total	1,218,266	32,391	1,218,266	32,391

Liabilities carried at amortized cost
Trade and other payables	2,887,144	2,250,363	2,887,144	2,250,363
Borrowings	985,457	131,055	985,457	131,055
Other liabilities	310,051	268,663	310,051	268,663
Total	4,182,652	2,650,081	4,182,652	2,650,081

Fair value hierarchy

The table below analysis financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	March 31, 2020
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	-	755,324	-	755,324
Other financial assets	-	307,700	-	307,700
Total assets	-	1,063,024	-	1,063,024
Liabilities carried at fair value
Warrants	418,264	-	2	418,266
Liability for business acquisition			800,000	800,000
Liabilities carried at amortized cost
Borrowings	-	985,457	-	985,457
Total Liabilities	418,264	985,457	800,002	2,203,723

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	-	552,129	-	552,129
Other financial assets	-	139,901	-	139,901
Total assets	-	692,030	-	692,030

Liabilities carried at fair value
Warrants	31,955	-	436	32,391
Liability for business acquisition	-	-	-	-
Liabilities carried at amortized cost
Borrowings	-	131,055	-	131,055
Total Liabilities	31,955	131,055	436	163,446

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2020 and March 31, 2021 as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
A. Financial Instruments measured at fair value:

Warrants	Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.	Expected term : 1.16 years (PY: 1.66 years) Risk free rate : 0.08% (PY 0.22%)	The estimated fair value would increase (decrease) if : ● the expected term were higher (lower) ● the risk free rate were higher (lower)

Quoted Warrants	Fair market value	-	-

Liability for business acquisition (refer to Note 43)	Actual as per the terms of share purchase agreement	Adjusted earning of acquired entity	-

B. Financial Instruments for which fair value is disclosed:

Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	-

Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Below is reconciliation of fair value measurements categorized within level 1 & level 3 of the fair value hierarchy

	April 1, 2019	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2020	Final Payment	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2021
Macquarie Corporate Holdings Pty Limited - Ordinary Warrants	94	(92)	-	2	-	441	(7)	436
Quoted Warrants	383,669	-	34,565	418,264	-	(379,435)	(6,874)	31,955
Liability for business acquisition (refer to Note 43)	1,190,009	(390,009)	-	800,000	(800,000)	-	-	-
Total	1,573,802	(390,101)	34,565	1,218,266	(800,000)	(378,994)	(6,881)	32,391

8. Rendering of services

8.1 Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,
	2019	2020	2021
Air Ticketing	3,449,265	2,609,518	893,039
Hotels and Packages	4,914,420	3,601,798	173,397
Other Services	56,419	53,958	31,426
Total	8,420,104	6,265,274	1,097,862

8.1 Contract balances

Contract assets

Contract assets primarily relate to the Group’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers.

	March 31,
	2020	2021
Contract Assets	-	626

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Changes in contract assets are as follows:

	March 31,
	2020	2021
Balance at the beginning of the year	22,584	-
Revenue recognised during the year	-	626
Adjustment during the year	(14,400)	-
Billed during the year	(8,184)	-
Balance at the end of the year	-	626

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group’s performance obligations which was earlier classified as “advance from customers”, and consideration allocated to customer loyalty programs and advance received from Global Distribution System (“GDS”) provider for bookings of airline tickets in future which is deferred, and which was earlier classified as deferred revenue.

	March 31,
	2020	2021
Advance from customer (refer to Note 38)	774,673	537,002
Deferred revenue (refer to Note 35)	357,916	387,049
Total Contract liabilities	1,132,589	924,051

As at March 31, 2020, INR 774,673 of advance consideration received from customers for travel bookings was reported within contract liabilities, INR 495,432 of which was applied to revenue and INR 49,088 was refunded to customers during the year ended March 31, 2021. As at March 31, 2021, the related balance was INR 537,002.

No information is provided about remaining performance obligations at March 31, 2021 that have an original expected duration of one year or less, as allowed by IFRS 15.

9. Other revenue

	March 31,
	2019	2020	2021
Marketing revenue	938,476	994,081	173,406
Total	938,476	994,081	173,406

Primarily comprising advertising revenue and fees for facilitating website access to travel insurance providers.

10. Other income

	March 31,
	2019	2020	2021
Liability no longer required to be paid	22,063	38,973	87,925
Government grant	233,180	86,810	7,883
Gain on termination/rent concession of leases	-	27,241	33,238
Gain on sale of property, plant and equipment (net)	5,050	4,842	2,480
Miscellaneous income	3,492	1,765	519
Total	263,785	159,631	132,045

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Government grant includes the Company’s entitlement to receive duty credit scrips as grant under Service Exports from India Scheme (SEIS) from the Government of India on achievement of certain conditions as notified under the scheme. Such scrips can be utilized against the payment of custom duty at the time of import of goods or services to India. Refer to note 27 for more details.

During the year ended March 31, 2020, Government grant includes the Company’s entitlement to receive grant under “Singapore’s Resilience Budget” from the Singapore Government on achievement of certain conditions as notified under the scheme. Refer to note 27 for more details.

Liability no longer required to be paid represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

Gain on termination/ rent concession of leases income include INR 22,036 gain on account of rent concession occurring as a direct consequence of the Covid-19 pandemic.

11. Personnel expenses

	March 31,
	2019	2020	2021
Salaries, wages and other short term employee benefits	2,076,918	1,608,958	635,667
Contributions to defined contribution plans	105,863	86,678	30,301
Expenses related to defined benefit plans (refer to Note 34)	24,575	25,642	14,345
Share based compensation costs	282,883	5,135	77,100
Employee welfare expenses	59,975	50,860	21,502
Total	2,550,214	1,777,273	778,915

12. Other operating expenses

	March 31,
	2019	2020	2021
Commission	936,557	626,468	31,558
Communication	331,520	169,242	119,844
Legal and professional fees	336,183	471,761	309,027
Outsourcing fees	126,753	190,892	21,336
Payment gateway and other charges	985,488	748,714	151,556
Advances provision (refer to Note 21)	10,299	12,364	15,106
Trade and other receivables provision (refer to Note 26)	304,663	93,000	178,342
Security deposit and other assets provision (refer to Note 27)	-	-	6,743
Duties and taxes	(29,595)	36,486	16,343
Rent	193,348	55,007	9,418
Repairs and maintenance	91,282	78,797	32,169
Travelling and conveyance	119,108	69,930	3,641
Insurance	42,791	50,891	59,428
Remeasurement of contingent consideration (refer to Note 43)	485,282	(390,009)	-
Corporate social responsibility (CSR) expense	1,564	8,202	2,620
Miscellaneous expenses	40,562	37,516	21,184
Total	3,975,805	2,259,261	978,315

13. Depreciation and amortization

	March 31,
	2019	2020	2021
Depreciation	123,781	85,509	33,893
Amortization	457,965	502,992	627,651
Depreciation on right of use assets	-	77,868	87,936
Total	581,746	666,369	749,480

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture

The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

Group contributed during the financial year ended March 31, 2021: Nil (March 31, 2020: 3,500 and March 31, 2019: Nil) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder’s meetings.

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2020	2021
Current assets, including cash and cash equivalents INR 1,624 (March 31, 2020: INR 270)	2,615	4,015
Non-current assets	72	7,740
Current liabilities	(77,863)	(86,431)
Non-current liabilities	(134)	(8,560)
Equity	(75,310)	(83,236)
Group’s carrying amount of the investment	(37,655)	(41,618)
Transferred to other liabilities (refer to Note 38)	37,655	41,618
Net carrying amount of investment	-	-

Summarized statement of profit or loss of ANN:

	March 31,
	2019	2020	2021
Revenue	14,110	8,688	13,649
Administrative expenses, including depreciation INR 1,663 (March 31, 2020: INR 96 and March 31, 2019: INR 146)	(37,817)	(25,322)	(12,245)
Finance cost	(1,836)	(4,934)	(9,328)
Loss before tax	(25,543)	(21,568)	(7,924)
Income tax expense	-	-	-
Loss for the year	(25,543)	(21,568)	(7,924)
Group’s share of loss for the year	(12,772)	(10,784)	(3,962)

The joint venture had contingent liabilities as at March 31, 2021 : 4,278 (March 31, 2020 : 4,459). The joint venture had no capital commitments as at March 31, 2021 and as at March 31, 2020. ANN can’t distribute its profits without the consent from the two venture partners.

15. Finance Income

	March 31,
	2019	2020	2021
Interest income on :
- Bank deposits recongised at amortised cost	30,801	22,594	46,236
-Others*	1,824	26,502	32,529
Foreign exchange gain (net)	-	4,322	58
Unwinding of other financial assets	8,685	5,223	2,781
Total	41,310	58,641	81,604

*	Interest income on others include interest income on loan given to joint venture of INR 7,206 (March 31, 2020: INR 4,810 and March 31, 2019: INR 1,824).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

16. Finance cost

	March 31,
	2019	2020	2021
Bank charges	29,891	27,154	10,436
Foreign exchange loss (net)	85,694	-	11,584
Interest on borrowings recongised at amortised cost	145,976	106,328	18,909
Interest on lease liabilities	-	56,394	72,033
Unwinding of other financial liabilities	1,729	3,411	4,290
Total	263,290	193,287	117,252

17. Income taxes

Loss for the year before income taxes is as follows:

	March 31,
	2019	2020	2021
Domestic	1,448,942	(316,792)	64,737
Foreign operations	(2,594,700)	(453,598)	(1,195,519)
Total	(1,145,758)	(770,390)	(1,130,782)

The major components of income tax expense for the years ended 31 March, 2019, 2020 and 2021 are:

	March 31,
	2019	2020	2021
Current Period	75,347	46,924	8,680
Current income tax expenses	75,347	46,924	8,680

Origination and reversal of temporary differences	(10,865)	22,881	55,416
Current year losses for which deferred tax is recognised	(16,645)	-	-
Deferred tax (benefit)/ expense	(27,510)	22,881	55,416
Total income tax expenses as reported in statement of profit or loss	47,837	69,805	64,096

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2019	2020	2021
Loss for the year	(1,193,595)	(840,195)	(1,194,878)
Income tax expense/(reversal)	47,837	69,805	64,096
Loss before income taxes	(1,145,758)	(770,390)	(1,130,782)
Expected tax expense at statutory income tax rate	(631,000)	(37,172)	(193,762)
Non-deductible expenses	(32,884)	(118,005)	2,307
Utilization of previously unrecognised tax losses	(10,463)	-	(1,181)
Current year losses for which no deferred tax asset was recognized	638,730	167,129	159,102
Recognition of previously unrecognised tax losses	-	17,696	-
Reversal of deferred tax assets recognised in earlier years	-	-	77,636
Change in unrecognised temporary differences	82,109	27,000	17,297
Effect of change in tax rate	1,949	10,339	-
Others	(604)	2,818	2,697
	47,837	69,805	64,096

The domicile of the Parent Company is Cayman Islands. The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 25.17% to 31.20% (March 31, 2020: 25.17% to 31.20% and March 31, 2019: 26% to 31.20%) in India and 17% (March 31, 2020: 17% and March 31, 2019: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

18. Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders (after adjusting for loss attributable to convertible Swap shares of non controlling interest) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2019	2020	2021
Loss attributable to ordinary shareholders – Basic	(1,148,203)	(833,808)	(1,177,343)
Weighted average number of ordinary shares outstanding used in computing basic/diluted loss per share	43,543,991	46,477,249	57,771,701
Basic loss per share	(26.37)	(17.94)	(20.38)

The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2019	2020	2021
Loss attributable to ordinary shareholders—Basic	(1,148,203)	(833,808)	(1,177,343)
Add: Loss attributable to non-controlling interest	(45,392)	-	(17,535)
Loss attributable to ordinary shareholders—Dilutive	(1,193,595)	(833,808)	(1,194,878)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	44,286,393	46,477,249	58,514,103

Diluted loss per share	(26.95)	(17.94)	(20.42)

Refer to Note 29 for the detailed movement in share capital during the financial year.

Loss attributable to shareholders is allocated equally for each class of share.

At March 31, 2021, 709,585 ordinary shares (March 31, 2020: 5,258 and March 31, 2019: 137,785), issuable against employee share options and restricted share, Nil ordinary shares (March 31, 2020: 742,402 and March 31, 2019: Nil) issuable against conversion right with subsidiary’s equity shares and Nil ordinary shares (March 31, 2020: Nil and March 31, 2019: 34), issuable against equity instruments, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
Gross block
At March 31, 2019	56,916	386,031	16,281	139,173	44,332	642,733
Effect of adoption of IFRS 16 Leases	-	-	-	(38,256)	-	(38,256)
At April 1, 2019	56,916	386,031	16,281	100,917	44,332	604,477
Additions	-	5,143	211	9,781	2,338	17,473
Disposals/adjustment	(54,846)	(52,465)	(9,136)	(39,420)	(10,485)	(166,352)
Effects of movements in foreign exchange rates	80	22	19	-	26	147
At March 31, 2020	2,150	338,731	7,375	71,278	36,211	455,745
Additions	200	-	10	-	82	292
Disposals/adjustment	(2,193)	(283)	(5,114)	(11,118)	(7,526)	(26,234)
Effects of movements in foreign exchange rates	44	15	13	-	18	90
At March 31, 2021	201	338,463	2,284	60,160	28,785	429,893

Depreciation
At March 31, 2019	48,531	312,931	11,213	83,203	31,421	487,299
Effect of adoption of IFRS 16 Leases	-	-	-	(31,962)	-	(31,962)
At April 1, 2019	48,531	312,931	11,213	51,241	31,421	455,337
Charge for the year	6,279	52,332	1,823	19,426	5,649	85,509
Disposals/adjustment	(52,741)	(52,417)	(8,247)	(24,588)	(9,806)	(147,799)
Effects of movements in foreign exchange rates	80	17	16	-	22	135
At March 31, 2020	2,149	312,863	4,805	46,079	27,286	393,182
Charge for the year	76	19,706	1,226	9,230	3,655	33,893
Disposals/adjustment	(2,193)	(13)	(4,138)	(8,394)	(6,873)	(21,611)
Effects of movements in foreign exchange rates	44	13	12	-	15	84
At March 31, 2021	76	332,569	1,905	46,915	24,083	405,548

Net block
At March 31, 2020	1	25,868	2,570	25,199	8,925	62,563
At March 31, 2021	125	5,894	379	13,245	4,702	24,345

The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR 276,203 (March 31, 2020: INR 52,865) are pledged.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The carrying value of vehicles held under vehicle loan have a gross book value of INR 31,963 (March 31, 2020: INR 55,176), depreciation charge for the year of INR 6,406 (March 31, 2020: INR 11,643), accumulated depreciation of INR 18,866 (March 31, 2020: INR 31,170), net book value of INR 13,097 (March 31, 2020: INR 24,006). Vehicles are pledged as security against the related vehicle loan.

In the statement of cash flows, proceeds from vehicle loan of INR Nil (March 31, 2020:INR 1,075 and March 31, 2019:INR 12,294) has been adjusted against purchase of property, plant and equipment.

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development	Total
Gross block
At March 31, 2019	2,051,797	59,209	222,169	140,336	22,171	271,329	1,015,099	85,856	3,867,966
Additions	225,118	-	-	-	-	-	-	194,616	419,734
Disposals/adjustment	-	-	-	-	-	-	-	(228,552)	(228,552)
At March 31, 2020	2,276,915	59,209	222,169	140,336	22,171	271,329	1,015,099	51,920	4,059,148
Additions	111,707	-	-	-	-	-	-	86,590	198,297
Disposals/adjustment	(21,692)	-	-	-	-	-	-	(121,432)	(143,124)
At March 31, 2021	2,366,930	59,209	222,169	140,336	22,171	271,329	1,015,099	17,078	4,114,321

Amortization and Impairment
At March 31, 2019	1,287,544	55,757	166,604	15,200	10,935	95,444	-	-	1,631,484
Charge for the year	454,865	1,679	17,097	10,392	5,021	13,938	-	-	502,992
Disposals	-	-	-	-	-	-	-	-	-
Impairment	-	-	-	-	-	-	221,999	-	221,999
Effects of movements in foreign exchange rates	(20)	-	-	-	-	-	-	-	(20)
At March 31, 2020	1,742,389	57,436	183,701	25,592	15,956	109,382	221,999	-	2,356,455
Charge for the year*	372,450	1,287	17,097	69,849	5,021	13,937	-		479,641
Disposals	(24,456)	(275)	-	-	-	-	-	-	(24,731)
Impairment of intangible assets**	-	-	-	-	-	148,010	-	-	148,010
Impairment of goodwill	-	-	-	-	-	-	264,909	-	264,909
At March 31, 2021	2,090,383	58,448	200,798	95,441	20,977	271,329	486,908	-	3,224,284

Net block
At March 31, 2020	534,526	1,773	38,468	114,744	6,215	161,947	793,100	51,920	1,702,693
At March 31, 2021	276,547	761	21,371	44,895	1,194	-	528,191	17,078	890,037

The Group has taken bank guarantee facility against which Computer software and Websites & intellectual property rights of a subsidiary of the Group amounting to INR 276,203. (March 31, 2020: INR 539,073) are pledged.

*	During the year ended March 31, 2021, the Company has re-assessed the useful life of the acquired intangible assets i.e., Customer relationship which resulted in increase in charge for the year by INR 59,457.

**	During the year ended March 31, 2021, the Company’s operations through its Trademarks in Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited CGU, has curtailed significantly. The Company tested the Trademarks of the CGU for recoverability and recognised an impairment loss of INR 148,010.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

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

	March 31,
	2020	2021
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited*	327,997	219,163
Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) (refer to Note 43)**	307,520	205,358
Travel.Co.In Limited (TCIL)(refer to Note 43)***	53,913	-
Total	793,100	528,191

*	The recoverable amount of the CGU as at March 31, 2021, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five -year period. The projected cash flows have been updated to reflect the decreased demand for products and services. The pre-tax discount rate applied to cash flow projections is 19.40% and cash flows beyond the five-year period are extrapolated using a 5% growth rate that is the same as the long-term average growth rate for the hotel industry. Basis this, it was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of INR 108,834 (March 31, 2020: 221,999) in the current year against goodwill with a carrying amount of 327,997 as at March 31, 2020. The impairment charge is recorded in the statement of profit or loss.
**	The recoverable amount of the CGU as at March 31, 2021, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the decreased demand for products and services. The pre-tax discount rate applied to cash flow projections is 17.41% and cash flows beyond the five-year period are extrapolated using a 5% growth rate that is the same as the long-term average growth rate for the air and hotel industry. Basis this, it was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of INR 102,162 in the current year against goodwill with a carrying amount of 307,520 as at March 31, 2020. The impairment charge is recorded in the statement of profit or loss.
***	The recoverable amount of the CGU as at March 31, 2021, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the decreased demand for products and services. The pre-tax discount rate applied to cash flow projections is 19% and cash flows beyond the five-year period are extrapolated using a 5% growth rate that is the same as the long-term average growth rate for the air and hotel industry. Basis this, it was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of INR 53,913 in the current year against goodwill with a carrying amount of 53,913 as at March 31, 2020. The impairment charge is recorded in the statement of profit or loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The key assumptions used in value in use calculations:

	March 31,
	2020	2021
Discount rate	20.14% - 20.29%	17.41% - 19.40%
Terminal Value growth rate	4.5%	5%
EBITDA margin	(66.3)% - 35%	(21.9)% - 27.5%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Sensitivity change in assumptions

The calculation of value in use for Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited” “Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)” and TSI Yatra Private Limited is most sensitive to revenue growth, discount rate and long-term growth rate assumptions.

Following the impairment loss recognised in “Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited” and “Yatra for Business Private Limited” CGUs, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

An analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions in TSI Yatra Private Limited and TCIL, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount

21. Prepayments and other assets

	March 31,
	2020	2021
Current
Advance to vendors (net of allowance)	706,317	439,986
Advance to joint venture (refer to note 42)	34,200	53,700
Balance with statutory authorities	43,626	50,931
Prepaid expenses	64,266	70,347
Due from employees	3,541	1,429
Total	851,950	616,393

Non-current
Prepaid expenses	1,216	4,080
Defined benefit plan asset (refer to Note 34)	1,898	126
	3,114	4,206

Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

The movement in the allowance for doubtful advances:

	March 31,
	2020	2021
Balance at the beginning of the year	16,234	24,534
Provisions accrued during the year	12,364	15,106
Amount written off during the year	(4,064)	(14,097)
Provision moved to provision on trade receivables (refer note 26)	-	(5,602)
Balance at the end of the year	24,534	19,941

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

22. Other financial assets, Non-current

	March 31,
	2020	2021
Security deposits	30,233	23,838
Total	30,233	23,838

Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2021, remaining tenure for security deposits ranges from 1 to 8 years.

23. Term deposits

	March 31,
	2020	2021
Fixed deposits with banks	755,324	552,129
Total	755,324	552,129
Non-current	800	21,346
Current	754,524	530,783
Total	755,324	552,129

Term deposits as on March 31, 2021, include INR 517,470 (March 31, 2020: INR 633,323) pledged with banks against bank guarantees and credit card facility (Refer to Note 32). Tenure for term deposits range from 1 month to 2 years.

24. Other non-financial assets, non-current

	March 31,
	2020	2021
Restricted asset	223,618	223,618
Total	223,618	223,618
Non-current	223,618	223,618
Total	223,618	223,618

Restricted asset include INR 189,267 (March 31, 2020: 189,267) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, INR 8,468 (March 31, 2020: 8,468) in respect of refund claim application with the service tax authorities, INR 25,000 (March 31, 2020: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India and INR 883 (March 31, 2020: 883) in respect of amount paid under protest to Goods and Services Tax (GST) department. The service tax and GST amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

25. Deferred Tax

Unrecognised Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items :

	As at March 31,
	2020	2021
Deductible temporary differences	273,825	377,756
Tax loss carry forward and unabsorbed depreciation	3,259,415	3,311,382
Total	3,533,240	3,689,138

In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 1,355,564 (March 31, 2020: 888,226) and tax losses of INR 8,851,184 (March 31, 2020: 8,843,057) and unabsorbed depreciation of INR 2,160,477 (March 31, 2020: 1,858,662), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2028 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

	For the Year Ended March 31,
	2020	2021
Recognised Deferred Tax Assets and Liabilities
Deferred tax assets are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	12,673	5,635
Trade and other receivables	54,379	4,656
Employee benefits	9,393	1,618
Provision for expenses	15,571	1,459
Deferred tax asset	92,016	13,368
OCI gratuity	1,815	2,030
Total deferred tax asset (A)	93,831	15,398
Deferred tax liabilities are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	(37,645)	(14,413)
Total deferred tax liability (B)	(37,645)	(14,413)

Net deferred tax asset (A-B)	56,186	985

Particulars	Balance as on March, 31 2020	Recognised in profit or loss	Recognised in other comprehensive income	Balance as on March, 31 2021
Property, plant and equipment, intangible assets, and ROU assets	(24,973)	16,195	-	(8,778)
Trade and other receivables	54,379	(49,723)	-	4,656
Employee benefit	9,394	(7,776)	-	1,618
Provision for expenses	15,571	(14,112)	-	1,459
OCI gratuity	1,815	-	215	2,030
Deferred tax assets	56,186	(55,416)	215	985

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

26. Trade and other receivables

	March 31,
	2020	2021
Trade receivables (net of allowance)	2,256,524	772,769
Receivables from joint venture (refer to note 42)	7,993	15,418
Receivable from other related parties (refer to note 42)	3,808	3,317
Refund and other receivable (net of allowance)	100,070	78,322
Total	2,368,395	869,826
Contract Assets (refer to note 8)	-	626
-	-	626
Total	2,368,395	870,452

A trade receivable is a right to consideration that is unconditional upon passage of time. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. Revenue for time and material contracts are recognised as related service are performed.

The trade receivables primarily consist of amounts receivable from airline’s, hotels, corporate’s and retail customers pertaining to the transaction value.

The management does not consider there to be significant concentration of credit risk relating to trade, refund and other receivables. Refer to note 40.

The movement in the allowance for expected credit loss and amounts impaired in respect of trade, refund & other receivables and contract assets during the year was as follows:

	March 31,
	2020	2021
Balance at the beginning of the year	486,254	554,726
Provisions accrued during the year	93,000	178,342
Amount written off during the year	(28,919)	(54,486)
Provision moved from allowance for doubtful advances (refer note 21)	-	5,602
Effect of movement in exchange rate	4,391	3,327
Balance at the end of the year	554,726	687,511

27. Other financial assets, current

	March 31,
	2020	2021
Interest accrued on term deposits	5,702	1,691
Security deposits (net of allowance)	48,746	14,897
Others (includes Government Grant)	219,478	98,046
Total	273,926	114,634

Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2021, remaining tenure for security deposits ranges from 1 to 8 years.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

In the statement of cash flows, interest reinvested in term deposits INR 13,452 (March 31, 2020: 16,720) has been adjusted against interest received under investing activities.

The movement in the allowance for doubtful security deposits:

	March 31,
	2020	2021
Balance at the beginning of the year	-	-
Provisions accrued during the year	-	6,743
Amount written off during the year	-	(1,329)
Balance at the end of the year	-	5,414

The movement in the Government Grant during the year was as follows:

	March 31,
	2020	2021
At 1 April	156,835	218,843
Recorded in statement of profit or loss	86,810	7,883
Received during the year	(24,925)	(128,735)
Effect of movement in exchange rate	123	55
At 31 March	218,843	98,046

There are no unfulfilled conditions or contingencies attached to these grants.

28. Cash and cash equivalents

	March 31,
	2020	2021
Cash on hand	1,742	472
Credit card collection in hand	23,864	76,193
Balances with bank	1,339,764	1,634,924
Total	1,365,370	1,711,589

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

At March 31, 2021, the Group had available INR 5,226 (March 31, 2020: INR 248,956) of undrawn borrowing facilities.

29. Equity share capital and share premium

	March 31,
Authorized shares	2020	2021
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.006 ($ 0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.006 ($ 0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.006 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.006 ($ .0001) each	10,000,000	10,000,000
	523,159,375	523,159,375

There is no change in the authorized share capital of the company during the financial ending March 31, 2021.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2019	45,633,265	713	18,884,105
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	8,353	1	5,049
Conversion of Class F shares into Ordinary shares of the Company (refer to Note 6)	11	-	-
Balance as at March 31, 2020	45,641,629	714	18,889,154

Balance as at April 1, 2020	45,641,629	714	18,889,154
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	2,109,994	15	578,803
Issue of ordinary shares in follow-on public offering, net of issuance costs*	14,375,000	109	772,098
Balance as at March 31, 2021	62,126,623	838	20,240,055

*	On June 17, 2020, the Company completed a follow-on public offering in which the Company offered and sold an aggregate of 14,375,000 ordinary shares, including 1,875,000 ordinary shares sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, at a public offering price of INR 60.52 (USD 0.80) per share and INR 55.98 (USD 0.74) per share to underwriters. The aggregate price of the offering amount registered and sold was INR 861,464 (USD 11,388) of which we received net proceeds of INR 772,207 (USD 10,208). The Company incurred expenses of INR 89,257 (USD 1,180) including the underwriters’ commission expense amounting INR 56,738 (USD 750), for the issuance of the shares which has been adjusted against the share premium. The amount in USD is converted at transaction date exchange rate of 75.65 INR per USD.

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

Shares reserved for issuance against equity instruments

The Company reserved 1,844 shares (March 31, 2020 - 1,844, March 31, 2019- 1,844) for issuance at exercise price of INR 73.14 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32, refer to Note 30.1.

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

Pursuant to listing of Parent Company, Capital18 Fin Cap Private Limited (Capital 18) and Pandara Trust Scheme I (Pandara Trust), shareholders of Yatra Online Private Limited, are entitled to swap their shares into 569,768 (March 31, 2020: 569,768) and 172,635 (March 31, 2020: 172,635) Ordinary Shares of the Parent Company respectively.

As on March 31, 2021, Capital18 and Pandara Trust have not exercised their right to swap to ordinary shares of the Parent Company.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

For details of shares reserved for issuance under the warrant agreement with Innoven, a non banking finance company and Macquarie Corporate Holding Pty Limited, refer to Note 32.

Treasury shares
	Numbers of Shares	Amount
Balance as at April 1, 2019	999	11,219
Exercise of options	-	-
Balance as at March 31, 2020	999	11,219

Balance as at April 1, 2020	999	11,219
Exercise of options	-	-
Balance as at March 31, 2021	999	11,219

30. Other capital reserve

	Share-based payments	Equity Instruments	Warrant	Total
March 31, 2019	712,389	341	23,258	735,988
Share-based payments expense during the year	11,536	-	-	11,536
Exercised during the year	(5,050)	-	-	(5,050)
Forfeited during the year	(6,401)	-	-	(6,401)
Expired during the year	(46,778)	-	-	(46,778)
March 31, 2020	665,696	341	23,258	689,295
Share-based payments expense during the year	79,721	-	-	79,721
Exercised during the year	(578,818)	-	-	(578,818)
Forfeited during the year	(2,622)	-	-	(2,622)
Expired during the year	(65,467)	-	-	(65,467)
March 31, 2021	98,510	341	23,258	122,109

30.1 Equity instruments

The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 73.14 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

The Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2021 (1,316,765 ordinary shares as at March 31, 2020) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the “Plan”). Out of such reserved shares, options to purchase 219,986 ordinary shares have been granted and are outstanding as at March 31, 2021 (March 31, 2020: 458,912 ordinary shares).

The share-based payment awards have the following vesting period under the same plan:-

1) 60 months, the first tranche vests after two years, while the remaining awards vest in equal installments on quarterly basis over the remainder of the vesting period.

2) 12 equal installments over 12 months.

3) 50% vest over 16 equal quarterly installments starting Dec 1, 2013; 25% vest if the “2015 Milestones” are met and then in eight quarters starting July 1, 2015; 25% vest if the “2016 Milestones” are met and then in four quarters starting July 1, 2016.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2020		2021
	No. of shares	Weighted average EP per share	No. of shares	Weighted average EP per share
Number of options outstanding at the beginning of the year	652,580	304.92	458,912	328.12
Granted during the year	-	-	-	-
Forfeited during the year	193,668	380.26	-	-
Expired during the year	-	-	238,926	317.79
Exercised during the year	-	-	-	-
Number of options outstanding at the end of the year	458,912	328.12	219,986	318.33

Vested/exercisable	458,912	328.12	219,986	318.33

The weighted average remaining contractual life for the share options outstanding as at March 31, 2021 was 3.29 years (March 31, 2020: 2.22 years).

The range of exercise prices for options outstanding at the end of the year was INR 317.38 to INR 396.73 (March 31, 2020: INR 294.43 to INR 408.93).

During the year ended March 31, 2021, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR Nil (March 31, 2020: Nil and March 31, 2019: INR 24).

Company did not grant any options during the fiscal year ended March 31, 2021 and March 31, 2020.

Restricted Stock Unit Plan

On December 16, 2016, the Company approved a share incentive plan in connection with the business combination transaction (Refer to Note 43). The Company granted 2,000,000 restricted share units (RSU’s), under the plan to eligible employees. Each RSU represents the right to receive one ordinary share. Out of 2,000,000 RSU’s, 74,458 shares have already been issued as part of treasury shares (Refer to Note 29)

The terms and conditions for 2,000,000 RSU’s:

1)	RSUs have daily graded vesting over a two year period.
2)	RSUs have a two year repurchase right in favor of the Company such that the Company will be able to acquire any unvested shares for a nominal amount, in case of termination of the services of the employee prior to vesting
3)	RSU’s grantee shall have the option of settling the tax obligation by selling the equivalent shares to the Company or by net settlement method as per IFRS 2 “Share-based payment”

During the financial year ending March 31, 2018, the Company had modified the vesting condition and 1,925,542 RSUs would vest in installments with one-fourth of the shares of RSUs vested on June 30, 2017 and three-quarters of RSUs vesting in six equal quarterly anniversaries following June 30, 2017 with the last quarter vesting on December 15, 2018.

March 31,
	2020	2021
	No. of shares	No. of shares
Number of RSU’s outstanding at the beginning of the year	-	-
Granted during the year	-	-
Forfeited during the year	-	-
Expired during the year	-	-
Vested during the year	-	-
Exercised during the year	-	-
Number of RSU’s outstanding at the end of the year	-	-

Vested/exercisable and not exercised	643,147	-

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2021 was Nil years (March 31, 2020: Nil).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2020: Nil).

During the year ended March 31, 2021, share based compensation cost for these RSU’s is recognized under personnel expenses amounting to INR Nil (March 31, 2020: Nil and March 31, 2019: 103,110). Refer to Note 11.

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 8,943,801 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2021, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

During the year ended March 31, 2021, the Company pursuant to the “2016 Plan”, options to purchase 466,100 (March 31, 2020: Nil) ordinary shares have been granted and 681,227 (March 31, 2020: 235,247) are outstanding as at March 31, 2021.

The share-based payment awards have the following vesting period under the same plan:-

1.	197,749 share options will vest over a period of four years in equal quarterly installments, with first such vesting on February 1, 2018 equivalent to 1/16th of the total number of stock options and with the last such vesting on November 1, 2021
2.	140,000 share options will vest over a period of two years in equal monthly installments commencing from first vesting on March 1, 2018 equivalent to 1/24th of the total number of stock options, with the last such vesting on February 1, 2020
3.	21,769 share options will vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to 1/16th of the total number of stock options, with the last such vesting on June 1, 2022
4.	7,500 share options will vest over a period of one year in equal monthly installments commencing from first vesting on January 31, 2019 equivalent to 1/12th of the total number of stock options, with the last such vesting on December 31, 2019
5.	466,100 share options will vest over a period of four years in equal quarterly installments, with first such vesting on January 1, 2021 equivalent to 1/16th of the total number of stock options and with the last such vesting on October 1, 2024

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2020		March 31, 2021
	No. of shares	Weighted average EP per share	No. of shares	Weighted average EP per share
Number of options outstanding at the beginning of the year	312,629	601.01	235,247	640.98
Granted during the year	-	-	466,100	146.28
Forfeited during the year	77,382	698.21	6,420	731.40
Expired during the year			13,700	731.40
Number of options outstanding at the end of the year	235,247	640.98	681,227	293.23

Vested/exercisable	197,113	621.71	231,250	547.43

The weighted average remaining contractual life for the share options outstanding as at March 31, 2021 was 5.98 years (March 31, 2020: 3.33).

The range of exercise prices for options outstanding at the end of the year was INR 146.28 to INR 731.40 (March 31, 2020: INR 414.65 to INR 753.90).

During the year ended March 31, 2021, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 10,987 (March 31, 2020: 2,309 and March 31, 2019: 19,891).

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The following tables list the inputs to the model used for the years then ended

March 31, 2021
Weighted average Fair value of ordinary share at the measurement date (USD)	1.96
Risk–free interest rate (%)	0.44%
Expected volatility (%)	74.58%
Expected life of share options in year	5.06
Dividend Yield	0.00%
Model used	Black-Scholes Valuation

The expected life of share options has been taken as mid point between first and last available exercise date.

The expected volatility reflects the assumption based on historical volatility on the share prices of the Company over a period.

Restricted Stock Unit Plan (RSU) “2016 Plan”

The Company pursuant to the “2016 Plan” had approved a grant of 2,417,338 Restricted Stock Units (“RSUs”) and 1,222,271 are outstanding as at March 31, 2021 (March 31, 2020: 271,780).

The restricted stock unit awards have the following vesting period:-

1.	87,879 RSUs granted, vesting of these RSAs would commence from May 31, 2017 with first vesting equivalent to 1/8th of the Balance RSAs for each of the employees and 1/8th getting vested at the end of each subsequent quarters till February 28,2019.
2.	4300 RSUs were fully vested on the grant date.
3.	7,277 RSUs granted, these RSUs would vest over a period of four years in equal quarterly installments, vesting period of which will commence from July 01, 2017 with first such vesting on September 30, 2017 equivalent to one-sixteenth of these RSAs and with the last vesting to be done on or before June 30, 2021.
4.	20,000 RSUs granted, these RSUs would vest over a period of time with first such vesting commencing from February 1,2018 equivalent to 1/10th of the RSUs and rest of the RSUs vesting subsequently, in equal lots of 1/12th of such RSUs, at the end of every quarter commencing from February 1, 2018, with the last one twelfth vesting on February 1, 2021.
5.	479,336 RSUs granted, these RSUs would vest over a period of one year in equal quarterly installments with first such vesting commencing from April 1, 2018 equivalent to 1/4th of these RSUs and with the last vesting effectuating on January 1, 2019.
6.	5,000 RSUs granted, vesting of these RSAs would commence from April 1, 2018 with first vesting equivalent to 1/4th of the Balance RSAs for the employee and 1/16th getting vested at the end of each subsequent quarters till April 1,2021.
7.	687,857 RSUs granted, vesting of these RSUs would commence from July 1, 2020 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on June 30, 2024.
8.	119,547 RSU granted to directors in lieu of compensation with first vesting equivalent of 3/4th on December 31, 2020 and remaining 1/4th on March 31, 2021.
9.	1,609,934 PSU granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $1.80 to $10.00.

	March 31, 2020	March 31, 2021
	No. of shares	No. of shares
Number of RSU’s outstanding at the beginning of the year	280,886	271,780
Granted during the year	-	2,417,338
Forfeited during the year	-	-
Expired during the year	751	-
Vested/exercised during the year	8,355	1,466,847
Number of RSU’s outstanding at the end of the year	271,780	1,222,271
Vested/exercisable and not exercised	263,115	-

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2021 was 2.45 years (March 31, 2020: 0.51).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2020: Nil).

During the year ended March 31, 2021, share based compensation cost for these RSU’s is recognized under personnel expenses amounting to INR 66,113 (March 31, 2020: 2,826 and March 31, 2019: 159,857). Refer to Note 11

The following tables list the inputs to the model used for the years then ended

	March 31, 2021	March 31, 2021
	PSU’s	RSU’s
Weighted average Fair value of ordinary share at the measurement date (USD)	0.77	0.77-1.15
Risk–free interest rate (%)	4.83%	3.63%-4.83%
Expected volatility (%)	54.92%	54.92%
Expected life	4 years	1 to 4 years
Dividend Yield	0.00%	0.00%
Model used	Monte Carlo Simulation	Black-Scholes Valuation

The expected life of RSU’s and PSU’s options has been taken as the vesting period.

The expected volatility reflects the assumption based on historical volatility on the share prices of the similar Company over a period.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

31. Components of Other Comprehensive Loss

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,
	2019	2020	2021
Actuarial (loss)/ gain on defined benefit plan:
Actuarial (loss)/ gain on obligation	(5,776)	25,396	2,009
Income tax expense	250	(881)	215
Total	(5,526)	24,515	2,224

Foreign currency translation:
Foreign currency translation differences	(4,834)	(28,658)	(4,552)
Income tax expense	-	-	-
Total	(4,834)	(28,658)	(4,552)

32 Borrowings

		March 31,
	Term	2020	2021
Current
Vehicle loan	Less than 1 year	7,187	3,754
Bank overdraft / Factoring	Less than 1 year	971,044	124,124
Total		978,231	127,878

Non-Current
Vehicle loan	More than 1 year	7,226	3,177
Total		7,226	3,177

				Carrying amount
	Currency	Interest Rate	Year of Maturity	March 31,
				2020	2021
Bank overdraft	INR	Floating rate*	On demand	719,141	-
Vehicle loan	INR	8.0%to 9.5%	2021-2024	14,413	6,931
Factoring	INR	Floating rate**	On demand	251,903	124,124
				9,85,457	131,055

*	6M MCLR + spread

**	3M MCLR + 2% spread

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Bank overdrafts

The overdraft facility of INR 450 (March 31, 2020: INR 800,000) is taken from ICICI bank by the Group. The facility is secured by the fixed deposits and first pari passu charges by way of hypothecation of all fixed assets and current assets, both existing and future, including intellectual property and intellectual property rights.

Factoring

This facility of INR 600,000 (March 31, 2020: INR 500,000) is taken from ICICI bank by the Group. The facility is secured by the fixed deposits and first pari passu charges by way of hypothecation of all fixed assets and current assets (excluding one customer account), both existing and future, including intellectual property and intellectual property rights. As on March 31, 2021, the Company has utilised INR 72,600 (March 31, 2020: INR 80,000) out of the above facility for issuance of bank guarantees for “International Air Transport Association”

Vehicle loan

This includes the vehicles taken on loan by the company. Refer to Note 19.

33. Trade and other payables

	March 31,
	2020	2021
Trade payables	1,364,460	912,929
Accrued expenses	221,510	240,809
Related parties (refer to Note 42)	9,364	7,959
Refund and other payables	1,291,810	1,088,666
Total	2,887,144	2,250,363
Current	2,859,370	2,215,425
Non-current	27,774	34,938
Total	2,887,144	2,250,363

Non-current portion pertains to the expenditure incurred towards advertisements made as per the advertisements contract entered with BCCL (refer note 39).

For explanations on the Group’s liquidity risk management processes, refer to Note 40.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

34. Employment benefit plan

	March 31,
	2020	2021
Defined benefit obligation	78,720	70,513
Liability for compensated absences	57,513	36,384
Total liability	136,233	106,897
Defined benefit plan asset (refer to note 21)	1,898	126
Total asset	1,898	126
Net Unfunded liability	76,822	70,387

The Group’s gratuity scheme for its employees in India, is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salary and the years of employment with the Group. The benefit plan is partially funded. The following table sets out the disclosure in respect of the defined benefit plan.

Movement in obligation

	March 31,
	2020	2021
Present value of obligation at beginning of year	127,630	99,877
Interest cost	7,636	4,876
Current service cost	19,887	10,806
Actuarial loss on obligation
-economic assumptions	(18,683)	646
-demographic assumptions	17	-
-experience assumptions	(7,017)	(2,955)
Benefits paid	(29,593)	(30,920)
Present value of obligation at closing of year	99,877	82,330

Movement in plan assets*

	March 31,
	2020	2021
Fair value of plan assets at beginning of the year	27,251	23,055
Employer contributions	156	37
Benefits paid	(5,944)	(12,186)
Earning on assets	1,880	1,337
Actuarial loss on plan assets	(288)	(300)
Fair value of plan assets at end of the year	23,055	11,943

*	plan assets represents investment made by the Company in LIC funds

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Unfunded liability

	March 31,
	2020	2021
Current	21,883	18,376
Non-current	56,837	52,137
Unfunded liability recognized in statement of financial position	78,720	70,513

Funded asset
Prepayment and other assets - Non-Current	1,898	126
	1,898	126

Components of cost recognized in profit or loss

	March 31,
	2019	2020	2021
Current service cost	20,166	19,887	10,806
Net interest cost	4,409	5,755	3,539
	24,575	25,642	14,345

Amount recognised in other comprehensive income

	March 31,
	2019	2020	2021
Actuarial loss/ (gain) on obligation*	5,776	(25,396)	(2,009)

*	Refer to Note 31 for the movement during the year.

The principal actuarial assumptions used for estimating the group’s defined benefit obligations are set out below:

	March 31,
	2020	2021
Discount rate	5.6%-5.8%	5.45%
Future salary increase	0% for first year, 5% thereafter	5.00%
Average expected future working life (years)	2.44-4.15	2.58-4.31
Retirement age (years)	58	58
Mortality table	ILAM* (2012-2014) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	40-70%	70%
From 31 to 44 years	30-35%	30%
Above 44 years	3-5%	3%

*	Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2020	2021
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	2,135	1,849
b) Impact due to decrease of 0.50%	(2,017)	(1,870)

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	(1,940)	(1,789)
b) Impact due to decrease of 0.50%	2,057	1,792

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

The following payments are expected contributions to the defined benefit obligation in future years:

	March 31,
	2020	2021
Year 1	26,817	21,924
Year 2	15,882	12,175
Year 3	11,705	11,700
Year 4	11,472	7,555
Year 5	8,221	6,809
Year 6-10	25,278	19,235
Total expected payments	99,375	79,398

35. Deferred Revenue

	March 31,
	2020	2021
Global Distribution System provider	351,974	381,736
Loyalty program	5,942	5,313
Total	357,916	387,049
Non-current	232,069	266,920
Current	125,847	120,129
Total	357,916	387,049

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

“Global Distribution System providers” represents the amount received upfront by the group as a part of commercial arrangement with the Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on our websites or other distribution channels. The same is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold as per the term of the agreement, in both cases sold on such GDS platforms, and the balance amount is recognized as deferred revenue.

	March 31,
	2020	2021
At 1 April	675,711	357,916
Deferred during the year	-	229
Recorded in statement of profit or loss	(317,795)	62,060
Transferred to other financial liabilities (deposits)	-	(33,156)
At 31 March	357,916	387,049

36. Other financial liabilities

	March 31,
	2020	2021
Non-current
Share warrants	2	436
Deposits	-	269,844
	2	270,280
Current
Due to employees	124,074	62,230
Share warrants	418,263	31,955
Liability for the acquisition of business (refer to Note 43)	800,000	-
Total	1,342,337	94,185

Warrants—Macquarie

In conjunction with various financing transactions, the Company issued warrants (except quoted warrants) to purchase the Company’s common stock and preference shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit and loss account. The Company estimates the fair values of the warrants at each reporting period using a Black-Scholes option-pricing model.

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

Warrants give the holder the right to purchase ordinary shares from the Company at a specific price within a certain time frame. The details of the warrants issued are as follows:

	Number of shares	Date of issue	Exercise price	Expiration date
Macquarie Corporate Holdings Pty Limited- Ordinary shares*	46,458	24-Jul-15	INR 2,027.99 ($26.90)	24-Jul-23
Innoven Capital - Ordinary shares	154,000	12-Sep-17	INR 904.68 ($12)	12-Sep-22

*	On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

Refer to Note 7 (considered derivative instruments) and Note 30 (considered equity), for movement in warrants during the year.

37. Other non-financial liability, non-current

	March 31,
	2020	2021
Deferred Consideration	-	44,453
Total	-	44,453

38. Other current liabilities

	March 31,
	2020	2021
Advance from customers	774,673	537,002
Statutory liabilities	86,519	106,317
Other liabilities	99,458	100,113
Deferred Consideration	-	38,858
Total	960,650	782,290

Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings, Packages and freight forwarding services.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies

a) Capital and other commitments:

●	Contractual commitments for revenue expenditure* pending execution were INR 105,000 as at March 31, 2021 (INR 105,000 as at March 31, 2020). Contractual commitments for revenue expenditure are relating to advertisement services.

*Includes Advertisement and Debenture agreement with BCCL

b) Contingent liabilities

i.	Claims not recognised as liability were INR 87,889 as at March 31, 2021 (INR 61,363 as at March 31, 2020).

These represents claim made by the customers due to service related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

ii.	INR 310,105 as at March 31, 2021 (INR 251,324 as at March 31, 2020), represents show cause cum demand notices raised by Service Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that is is not probable that the demand will materialise and therefore no provision has been recognised.

iii.	INR 96,608 as at March 31, 2021 (INR 96,608 as at March 31, 2020), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

c) Lease commitment – Group as lessee

As lessee, the Group’s obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate.

There were no short term non-cancellable lease contract outstanding as at March 31, 2020 and March 31, 2021.

During the year ended March 31, 2021, INR 9,418 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of operating leases (March 31, 2020: INR 55,007 and March 31, 2019: INR 193,348).

40. Financial risk management, objective and policies

The Group’s activities are exposed to variety of financial risk: credit risk, liquidity risk and foreign currency risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are summarized below:

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

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2020	2021
Trade and other receivables	2,368,395	870,452
Other financial assets	1,063,024	692,030
Total	3,431,419	1,562,482

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The age of Trade and other receivables at the reporting date was:

	March 31,
	2020	2021
0 - 30 days	1,161,123	538,959
31 - 90 days	762,668	210,569
91 - 180 days	177,120	46,222
More than 180 days	267,484	74,702
Total	2,368,395	870,452

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

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2020 and 2021.

As at March 31, 2020

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	14,413	15,932	8,051	7,881	-
Lease liabilities	539,628	896,745	118,750	544,361	233,634
Trade and other payables	2,887,144	2,887,144	2,859,370	27,774	-
Bank overdraft	719,141	719,141	719,141	-	-
Factoring	251,903	251,903	251,903	-	-
Other Current liabilities	1,028,366	1,028,366	1,028,366	-	-
Total	5,440,595	5,799,231	4,985,581	580,016	233,634

As at March 31, 2021

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	6,931	7,579	4,283	3,296	-
Lease liabilities	502,968	783,070	141,788	403,298	237,984
Trade and other payables	2,250,363	2,250,363	2,215,425	34,938	-
Factoring	124,124	124,124	124,124	-	-
Other Current liabilities	452,738	536,048	182,893	353,155	-
Total	3,337,124	3,701,184	2,668,513	794,687	237,984

*	Represents Undiscounted cash flows of interest and principal

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

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

	March 31,
	2020	2021
5% strengthening/weakening of USD against INR	7,601	5,213

5% strengthening/weakening of Euro against INR	1,137	101

5% strengthening/weakening of GBP against INR	1,113	436

5% strengthening/weakening of SGD against INR	402	269

41. Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder’s value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the bank to immediately call interest-bearing loans and borrowings. There have been no breaches of the financial covenants of any interest-bearing loans and borrowing in the current period.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

During the year, the Company had raised additional capital through follow-on public offering (refer to Note 29). During the financial year March 31, 2020 and March 31, 2021, the company had taken a factoring facility from ICICI Bank (refer to Note 32).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2020 and March 31, 2021.

	March 31,
	2020	2021
Borrowings (Note 32)	985,457	131,055
Less :cash and cash equivalents (Note 28)	(1,365,370)	(1,711,589)
Net debt	(379,913)	(1,580,534)

Share warrants (Note 36)	418,266	32,391
Equity	1,491,941	1,157,828
Total Equity	1,910,207	1,190,219

Gearing ratio (Net debt / total equity + net debt)	(24.83)%	404.94%

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

Related parties and nature of related party relationship:

Nature of relationship	Name of related party

Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Alok Vaish (resigned on October 11, 2019)	Chief Financial Officer
	Mr. Anuj Kumar Sethi (appointed from October 18, 2019)	Principal Accounting Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora*	Non-executive Director
	Mr. Sean Agarwal(w.e.f. March 1, 2018)	Non-executive Director
	Mr. Sudhir Kumar Sethi**	Non-executive Director
	Ms. Neelam Dhawan (appointed from Jan 1, 2019)	Non-executive Director

* resigned from the Board effective April 30, 2021 ** resigned from the Board effective June 30, 2020

Entities having significant influence	E-18 Limited
IDG Ventures India Advisors Private Limited

Group Companies of entities having significant influence	Terrapin Partners, LLC
E-18 Limited
Reliance Retail Limited
Reliance Industries Limited
Reliance Jio Infocomm Limited
Reliance Payment Solutions Limited

Joint Venture Company	Adventure and Nature Network Private Limited

During the year, the Group entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
	2019	2020	2021

Group Companies of entities having significant influence
Rendering of services	405	-	-
Advertisement expense	-	(300)	-
Interest expense	1,716	(6,400)	-
Communication expense	489	698	649
Joint venture company			-
Rendering of services	-	-	(21)
Recovery of expenses	196	944	741
Loan given	22,500	4,200	19,500
Interest income	1,824	4,819	7,206
Commission expense	-	45	(1)
Investment in shares	-	3,500	-

	March 31,
	2020	2021

Group Companies of entities having significant influence
Trade payable	9,364	7,959
Trade receivable	3,808	3,317
Joint venture company
Prepayment and Other asset	34,200	53,700
Trade receivable	7,993	15,418

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The sales to and purchases from related parties are made on terms equivalent to those that prevail’s in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Compensation of key management personnel of the Group

	March 31,
	2019	2020	2021
Short-term employee benefits	50,830	46,342	27,462
Contributions to defined contribution plans	22	180	259
Profit linked bonus	7,271	18,487	16,130
Directors Sitting fee’s	8,587	8,886	10,846
Share based payment	179,884	2,277	53,330
Total compensation paid to key management personnel	246,594	76,172	108,027

Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Directors’ Loan and Advances

Year ended	Interest income	Advances given	Repayment/ settlement of advances	Receivable
March 31, 2021	-	-	-	-
March 31, 2020	-	113	113	-

43. Business Combination

Travel.Co.In Limited (“TCIL”)

On February 8, 2019, Yatra Online, Inc. (the “Company”), through its subsidiary, Yatra Online Private Limited (“Yatra India”) acquired all of the outstanding shares of Travel.Co.In Limited (“TCIL”) pursuant to a Share Purchase Agreement by and among Yatra Online Private Limited, TCIL and the sellers party thereto (the “Share Purchase Agreement”). Pursuant to the terms of the Share Purchase Agreement, the Company has acquired all the outstanding shares of TCIL in exchange for an upfront payment of INR 58,276.

This acquisition has further strengthened the Company’s position in the large and growing corporate travel market in southern India region along with adding over 100 corporate clients to its existing client base. Yatra became the largest corporate travel services platform in India by Gross Bookings. This acquisition allowed in delivering best-in-class experiences to an even wider set of travelers, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

The operations of TCIL have been consolidated in the financial statements of the Group from February 1, 2019. TCIL contributed net revenue of INR 7,231 and loss of INR 1,549 to the Group’s result for the year ended March 31, 2019.

Acquisition-related costs

The Group incurred acquisition related costs of INR 6,142 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2019.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

Purchase consideration

Purchase consideration has been fair valued at INR 58,276 as at February 1, 2019 and get paid on February 8, 2019.

The purchase price of INR 58,276 as on the date of acquisition had been allocated to the acquired assets and liabilities as follows:

Net working capital (including cash)	(1,240)
Tangible assets	260
Customer base and relationships	5,654
Non-compete agreements	2,110
Goodwill	53,913
Deferred tax liability	(2,421)
Total purchase consideration	58,276

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	4,828
Cash paid	(58,276)
Net cash flow on acquisition	(53,448)

The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	4	5,654
Non-compete agreements	5	2,110
Total Intangibles		7,764

Gross carrying amount	Goodwill
At April 1, 2018	961,186
Acquisition of a subsidiary - Travel.Co.In Limited (“TCIL”)	53,913
At March 31, 2019	1,015,099

The goodwill recognised is primarily attributed to the expected synergies and other benefits from combining the assets and activities of TCIL with those of the Group. The goodwill is not deductible for income tax purposes.

Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)

On July 20, 2017, Yatra India agreed to acquire all of the outstanding shares of Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) (“ATB”) pursuant to a Share Purchase Agreement by and among Yatra India, ATB and the sellers party thereto (the “Share Purchase Agreement”).

Pursuant to the terms of the Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment (the “Final Payment”) to be made at a second closing (the “Second Closing). To date the Second Closing has not occurred, as Yatra India and the Sellers have not yet agreed on the computation for the Final Payment.

This acquisition significantly strengthens the Company’s position in the large and growing corporate travel market in India. As a combined entity, Yatra became the largest corporate travel services platform in India by Gross Bookings. Through this acquisition, the Company had delivered best-in-class experiences to an even wider set of corporate clients and their employees, through the Company web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

The operations of ATB have been consolidated in the financial statements of the Group from July 31, 2017. ATB contributed net revenue of INR 560,968 and profit of INR 7,586 to the Group’s result for the year ended March 31, 2018.

Acquisition-related costs

The Group incurred acquisition related costs of INR 5,943 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

The net assets recognized on July 31, 2017, were based on the provisional assessment of the Performance Linked Bonus (“PLB”), trade payables and trade receivables. Based on the revised assessment of the PLB income, trade payables and trade receivables, there was an increase in the net assets of INR 92,734 and there was also a corresponding decrease of goodwill of INR 92,734, resulting in INR 307,520 of total goodwill arising on the acquisition.

After taking the impact of the above adjustment on the date of the acquisition, the fair value of the trade receivables was INR 1,425,036. The gross amount of trade receivables was INR 1,442,300. The difference between the fair value and the gross amount is the result of an adjustment for counterparty credit risk. At March 31, 2018, INR 18,141 of the trade receivables has been impaired.

Gross carrying amount
Goodwill
At April 1, 2017	653,666
Acquisition of a subsidiary—Air Travel Bureau Limited (“ATB”)	307,520
At March 31, 2018	961,186

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	156,543
Cash paid	(510,000)
Net cash flow on acquisition	(353,457)

The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	15	134,682
Non-compete agreements	3.5	16,861
Total Intangibles		151,543

The goodwill recognised is primarily attributed to the expected synergies and other benefits from combining the assets and activities of ATB with those of the Group. The goodwill is not deductible for income tax purposes.

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

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

A reconciliation of fair value measurement of the contingent consideration liability is provided below:

As at March 31, 2018	904,727
Unrealised fair value changes recognised in profit or loss	485,282
Advance paid*	200,000
As at March 31, 2019	1,190,009
Unrealised fair value changes recognised in profit or loss	(390,009)
As at March 31, 2020	800,000
Final payment*	800,000
As at March 31, 2021	-

*	On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement.

Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application for disposal, in terms of the Settlement Agreement, of the arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi. In October, 2019, the arbitration proceedings terminated and a consent award was passed by the arbitrator. Also in October, 2019 the related appeal was disposed of by the High Court of Delhi, in terms of the Settlement Agreement. In addition, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India, however, following an appeal filed by Yatra India, the Supreme Court of India, issued an order in February, 2020, in which it, inter alia, reversed the cost. Finally, pursuant to the Settlement Agreement, each Party appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the ATB Share Purchase Agreement, as amended, and that process was concluded on July 29, 2020.

The amount of the final payment to be paid by Yatra India to Sellers under the ATB share purchase agreement has been determined to be INR 800 million, which is INR 390 million lower as against the earnout contingency provision of INR 1,190 million per our last balance sheet.

44. Leases

The Group has lease contracts for various items of buildings, vehicles and other equipment used in its operations. Leases of buildings generally have lease terms between 3 and 9 years, while motor vehicles and other equipment generally have lease terms between 3 and 5 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets and some contracts require the Group to maintain certain financial ratios. There are several lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

The Group also has certain leases of buildings with lease terms of 12 months or less. The Group applies the ‘short term leases’ recognition exemptions for these leases

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the period:

	Buildings	Motor vehicles	Others	Total
Balance as of April 1, 2019	158,346	6,295	25,347	189,988
Additions	498,972	-	-	498,972
Deletions	(69,338)	(2,392)	(1,120)	(72,850)
Depreciation (Refer note 13)	(66,526)	(3,053)	(8,289)	(77,868)
Effects of movements in foreign exchange rates	80	100	-	180
Balance as of March 31, 2020	521,534	950	15,938	538,422
Additions	21,428	-	-	21,428
Deletions	(21,110)	(974)	-	(22,084)
Depreciation (Refer note 13)	(79,967)	-	(7,969)	(87,936)
Effects of movements in foreign exchange rates	(14)	24	-	10
Balance as of March 31, 2021	441,871	-	7,969	449,840

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The following are the amounts recognised in profit or loss:

	March 31,
	2020	2021
Depreciation expense of right-of-use asset (Refer note 13)	77,868	87,936
Interest expense on lease liabilities (Refer note 16)	56,394	72,033
Expense relating to short-term leases (Refer note 12)	55,007	9,418
Total amount recognised in profit or loss	189,269	169,387

The following is the break-up of current and non-current lease liabilities as of March 31, 2020 and March 31, 2021:

	March 31,
	2020	2021
Current lease liabilities	61,267	75,182
Non-current lease liabilities	478,361	427,786
Total	539,628	502,968

The following is the movement in lease liabilities during the year ended March 31, 2020 and March 31, 2021:

	March 31,
	2020	2021
Balance as of April 1	210,130	539,628
Additions	479,039	20,250
Finance cost accrued during the period (Refer note 16)	56,394	72,033
Deletions	(102,201)	(25,251)
Payment of lease liabilities	(103,734)	(81,656)
Gain on modification of leases/rent concession (Refer note 10)	-	(22,036)
Balance as of March 31	539,628	502,968

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 and March 31, 2021 on an undiscounted basis:

	March 31,
	2020	2021
Less than one year	118,750	141,788
One to five years	544,361	403,298
More than five years	233,634	237,984
Total	896,745	783,070

45. Covid 19 impact

An outbreak of a novel strain of coronavirus, or SARS-CoV-2, which causes the COVID-19 disease, was identified in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing lockdowns and restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals’ ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses.

The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to a significant decline in travel demand, unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. As a result of the significant negative impact related to COVID-19 pandemic on the travel industry, our stock price and market capitalization, we recorded an impairment charge to our goodwill and other intangible assets. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing marketing expenses and renegotiating supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. However, any additional measures taken to contain COVID-19 or changes in laws or regulations, whether in the India or other countries, that further impair the ability or desire of individuals to travel, including laws or regulations banning travel, requiring the closure of hotels or other travel-related businesses/activities (such as restaurants, monuments, etc.) or otherwise restricting travel due to the risk of the spreading of COVID-19, may exacerbate the negative impact of the COVID-19 pandemic on our business, financial condition, results of operations, cash flows and liquidity position.

Moreover, the duration and severity of the COVID-19 pandemic are uncertain and difficult to predict specifically when the new versions of the virus are being experience worldwide. The pandemic could continue to impede global economic activity for an extended period, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and sustained unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead our partners, or us, to reduce prices or offer incentives to attract travelers. We also cannot predict the long-term effects of the COVID-19 pandemic on our partners and their businesses and operations or the ways that the pandemic may fundamentally alter the travel industry. The aforementioned circumstances could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

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

46. Subsequent event

Office Premises

Subsequent to year end, the Company has rationalized the space of its office premises in Gurugram, Haryana. On June 8, 2021, the Company has entered into a Memorandum of understanding to surrender part of its office space. Out of the total space of 83,988 square feet, the Company has surrendered 36,229 square feet. As a result of the same, the ROU and lease liability would be decreased by INR 156,778 and by INR 136,738 respectively.

CODE ON SOCIAL SECURITY, 2020

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules/interpretation have not yet been issued. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective. Based on a preliminary assessment, the entity believes the impact of the change will not be significant.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 28, 2021

YATRA ONLINE, INC.

By:	/s/ DHRUV SHRINGI
Name:	Dhruv Shringi
Title:	Chief Executive Officer

148