Form 20-F/A
period 2021-03-31
Yatra Online, Inc.
filed 2022-03-25
CIK 1516899

As filed with the Securities and Exchange Commission of March 24, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes ☐ No

EXPLANATORY NOTE

Yatra Online Limited (“Yatra India”), currently a controlled subsidiary of Yatra Online, Inc. (“Yatra Online”), is contemplating an initial public offering (the “Indian IPO”) of its equity shares (“Equity Shares”) in India and has filed a Draft Red Herring Prospectus with Securities and Exchange Board of India (“SEBI”). This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Yatra Online for the fiscal year ended March 31, 2021 submitted with the Securities and Exchange Commission on July 29, 2021 (the “Original 20-F”) is being filed solely for the reasons set forth below:

●	amend the Original 20-F to reflect material updates to Yatra Online’s business in connection with the Indian IPO;

●	to file the consent of Ernst & Young Associates LLP and CRISIL Limited as exhibits 15.1 and 15.2, respectively, in connection with the changes described above; and

●	to file a complete amended Original 20-F, along with a currently dated and signed signature page and required certifications of the CEO and CFO filed as exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment No. 1.

Except as described above, no other changes have been made to the Original 20-F. The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Original 20-F as of any date subsequent to March 24, 2022.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” the negative form of such words and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

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

● Yatra India’s ability to consummate the Indian IPO;

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
Loss attributable to:
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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of. These risks are discussed more fully in this “Item 3. Key Information - D. Risk Factors” section of this Annual Report. These risks include, but are not limited to, the following:

●	The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.

●	We have a history of operating losses.

●	The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

●	Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

●	We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

●	We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

●	There can be no assurance that an initial public offering of Yatra India’s Equity Shares will be consummated.

●	Yatra India is incorporated in India and our shareholders will not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

●	Yatra India may issue equity or convertible securities to third parties without the consent of its shareholders, which would reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

●	The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries, including Yatra India’s public shareholders in India.

●	Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.

●	If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of the Ordinary Shares and may have an adverse impact on the price of the Ordinary Shares.

●	Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

Risks Related to Our Business and Industry

The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.

An outbreak of a novel strain of coronavirus, or SARS-CoV-2, which causes the COVID-19 disease, was identified in December 2019 and was subsequently recognized as a pandemic by the World Health Organization on March 11, 2020. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing lockdowns and restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals’ ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to a significant decline in travel demand, unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. In addition, for fiscal year 2021, as a result of the significant negative impact related to COVID-19 pandemic on the travel industry, we performed a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge to our goodwill amount to INR 264,909. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

We refund users of our platform for cancelled tickets and reservations that they have purchased or made with our travel suppliers through our platform. Due to COVID-19, we have experienced a significant increase in the number of cancellations and incurred, and expect to continue to incur, higher than normal cash outlays for refunds to our customers. Our ability to timely respond to customer requests for cancellations and refunds has been significantly impacted due to the increased cancellations. If we are unable to timely process refunds to our customers, we may experience damage to our brand and a reduction in traffic to our platform, which could materially and adversely affect our business, cashflows and results of operations.

We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We are confident of realizing our current assets and do not consider any impairment in the carrying value of current assets. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. However, any additional measures taken to contain COVID-19 or changes in laws or regulations, whether in India or other countries, that further impair the ability or desire of individuals to travel, including laws or regulations banning travel, requiring the closure of hotels or other travel-related businesses/activities (such as restaurants, monuments, etc.) or otherwise restricting travel due to the risk of the spreading of COVID-19, may exacerbate the negative impact of the COVID-19 pandemic on our business, financial condition, results of operations, cash flows and liquidity position.

Moreover, the duration and severity of the COVID-19 pandemic are uncertain and difficult to predict, especially as new variants of the virus emerge. The pandemic could continue to impede global economic activity for an extended period, even as restrictions are lifted, leading to decreased per capita income and disposable income, increased and sustained unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead our partners, or us, to reduce prices or offer incentives to attract travelers. We also cannot predict the long-term effects of the COVID-19 pandemic on our partners and their businesses and operations or the ways that the pandemic may fundamentally alter the travel industry. The aforementioned circumstances could result in a material adverse impact on our business, financial condition, results of operations and cash flows, potentially for a prolonged period.

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

Most of our employees, third-party vendors and service providers are working remotely, and it is possible that widespread remote work arrangements could have a materially negative impact on host and guest satisfaction resulting from potential delays or slower than usual response times in receiving assistance from our customer support services. The negative impact on our hosts’ and guests’ satisfaction could adversely impact our operations, cash flows, the execution of our business plans, and productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers that perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the COVID-19 pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security, and fraud risks. The reduction in our workforce in 2020 and remote work arrangements which resulted from the COVID-19 pandemic caused us to recognize an impairment for certain of our real property lease arrangements. Impact of the COVID-19 pandemic is uncertain, and depending on the duration and extent of the remote work arrangements, we may incur additional impairment charges related to our real property lease agreements in future periods.

With the commencement of a phased rollout of vaccines in India from January 16, 2021, we witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of business. However, toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave led to the re-imposition of states-wide travel restrictions, lock downs and curfews across India. Such restrictions remain unpredictable as to their timing and may evolve in response to the evolution of the COVID-19 pandemic in India. Further, on November 26, 2021, WHO designated a new variant B.1.1.529, as a variant of concern, named Omicron, which due to its wide-spread in India has resulted in a third wave of COVID-19 infections. Omicron has led to re-imposition of nation-wide travel restrictions, and curfews across different states in India. During the course of the pandemic, governments have implemented additional containment measures in response to new variants of the virus, including most recently in response to the Omicron variant. Individuals’ ability to travel has also been curtailed through border closures, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses. The degree of containment of the virus and the recovery in travel, has varied country by country. During the recovery period there have been instances where cases of COVID-19 have started to increase again after a period of decline, which in some cases impacted the recovery of travel in some countries. Additionally there continues to be uncertainty over the impact of Omicron or other new variants of the virus, including the efficacy of the vaccines against such variants, which has contributed and may continue to contribute to delays in economic recovery. Significant increase in COVID-19 infections in last quarter of fiscal 2022, may result in further lockdown and imposition of stringent norms to limit the spread of Omicron. We currently expect that the spread of new variants of the COVID-19 virus and reimposition of travel restrictions, curfews, and lockdowns may have a material and adverse impact on our revenue for the first quarter of fiscal year 2022. However, it is difficult for us to predict how long the COVID-19 pandemic will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. While many countries have begun the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new mutations or variants of the virus, such as the delta variant and Omicron, and other factors may contribute to delays in economic recovery. The management expect to continue to adapt policies and cost reduction initiatives as the situation evolves and is confident of realizing its current assets and does not consider any impairment in the carrying value. The recent Ukraine-Russia conflict could also have an adverse impact on foreign tourist arrivals in India from the affected region which could adversely affect our business, operations and financial performance.

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

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., CWT, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., MakeMyTrip Limited, Cleartrip Private Limited, Easy Trip Planner Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Private Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations and cash flows may be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Meta-search sites, including TripAdvisor Inc., Trivago NV, and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we have been and in the future, we may be, required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com and Oravel Stays Pvt. Ltd., which provide home and apartment rentals as an alternative to hotel rooms. Recently, the growth of peer-to-peer inventory sources has affected the demand for our services in facilitating reservations at hotels, particularly in overseas markets. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business, cash flows, and results of operations may be adversely affected.

In addition, many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. Suppliers may offer advantages for customers to book directly, such as member-only fares, bonus miles or loyalty points, which could make their offerings more attractive to customers. Some low-cost airlines distribute their online supply exclusively through their own websites and other airlines have stopped providing inventory to certain online channels and attempt to drive customers to book directly on their websites by eliminating or limiting sales of certain airline tickets through third-party distributors. Additionally, airline suppliers are increasingly promoting hotel supply on their websites in connection with airline tickets. If we are unable to compete effectively with supplier-related travel channels or other competitors, our business, cash flows and results of operations may be adversely affected.

We also face increasing competition from widely used search engines, including Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Efforts undertaken by search engines in appealing the customers by various travel products, as well as possible future developments in such offerings in travel sector, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

There can be no assurance that we will be able to compete successfully against any current and future competitors or on emerging platforms or provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, which could affect our financial condition, cash flows, and results of operations. Increased competition has resulted in and may continue to result in reduced margins, as well as loss of customers, transactions and brand recognition.

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

We do nearly all of our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses which risks have recently been heightened by the COVID-19 pandemic, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners. For example, the Indian airline industry has experienced significant losses and has undergone bankruptcies, restructurings, consolidations and other similar events. Jet Airways, one of the largest private airlines in India, ceased operations in fiscal 2020, which has reduced the number of domestic and international flights available to us and negatively impacted our revenue. The bankruptcy and cessation of all operations by Jet Airways has made doubtful the recovery of our receivables from the airline, such as commissions, productivity linked bonus, tax collected at source and refunds for cancelled tickets. The Jet Airways bankruptcy has created, and any future bankruptcies or increased consolidation in the airline industry, could create, challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to seven domestic airlines as well as over 400 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines. Because the majority of the domestic Indian air travel industry is concentrated among these four domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines, are more likely to impact our business. For example, the COVID-19 pandemic and the measures implemented to contain the pandemic have had, and are expected to continue to have, a significant negative effect on the Indian air travel industry, the dominant domestic airlines and, by extension, our business, financial condition, results of operations, cash flows and liquidity have also been materially and adversely affected. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns, such as the COVID-19 pandemic. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition, cash flows and results of operations.

We primarily earn revenue from the air tickets booked by customers through our platforms in the form of commissions and incentives. Commissions and incentive payments, such as performance linked bonuses, are primarily received from GDS service providers and certain airlines as well as credit card companies on a periodic basis, and are generally based on the volume of sales generated by us. In addition, we also earn revenue from convenience fees, cancellation service charges, rescheduling charges and advertisement revenue that we may charge in connection with the travel booking. We are therefore heavily dependent on the operations of a limited number of airlines, overall demand for their services, and their demand for our services.

Our dependence on these airlines also exposes us to risks associated with their internal management, financial condition, and creditworthiness. If these airlines increasingly engage directly with customers or other similar online travel agencies, as applicable, or are unable to pay us in a timely manner or at all, whether due to the deterioration of their financial position, an economic downturn, internal conflicts or any other reason, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. Our dependence on a limited number of airlines also implies that a reduction or elimination in base commissions and incentive payments, by one or more of these airlines, could have a material adverse effect on the revenues generated from our air ticketing segment, thereby impacting our revenues. Further consolidation of airline suppliers may also exacerbate these trends. If one or all of these airlines exert significant price and margin pressures on us, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Air India has moved to a single GDS service provider platform for its domestic inventory; there can be no assurance that other airline suppliers will not institute similar measures.

Air India has recently discontinued providing domestic reservation inventory to multiple GDS platforms. Air India now uses one GDS provider for its entire domestic inventory and two GDS providers for its international inventory. As a result of these changes, which we refer to as Reservation Content Movement, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Air India ticketing have decreased. There can be no assurance that other major partners will not institute such cost-savings measures, or other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business, cash flows and results of operations.

The commission and other fees we receive from airline suppliers (including our GDS service providers) for the sale of air tickets may be reduced or eliminated, and this could adversely affect our business and results of operations.

In our Air Ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. Even though, we have been constantly engaging with our GDS partners to realign the thresholds based on industry volumes, we have experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers. The fees we are able to generate from our GDS service providers have been reduced due to Reservation Content Movement. Our ability to meet the minimum sales volume thresholds required by our GDS service providers in order to generate revenue have been negatively impacted due to COVID-19. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

Our business depends on our relationships with a broad range of travel suppliers, and any adverse changes in these relationships, or our inability to enter into new relationships, could negatively affect our business, cash flows, and results of operations.

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

A significant change in our relationships with our major suppliers for a sustained period of time, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner or a supplier’s complete withdrawal of inventory, could have a material adverse effect on our business, financial condition, cash flows or results of operations. Furthermore, no assurance can be given that our travel suppliers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Net Revenue Margins or may require us to initiate legal or arbitration proceedings to enforce their contractual payment obligations, which may adversely affect our business, cash flows and results of operations.

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

Our business is significantly affected by the overall size of our customer base, which is determined by our ability to provide quality customer service. We provide customer support at all stages of our customers’ trips, through call centers, e-mail and web-based support. As of September 30, 2021, we had employed 68 customer service representatives in our call centers and also have 55 customer service representatives who provide customer support services through hour outsourced call center partner. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers and may channel their bookings through our competitors. Our ability to ensure satisfactory customer experience for a large part depends on our travel suppliers’ ability to provide high-quality travel products and services. If these service providers experience difficulty in meeting our requirements for quality and customer service standards including any operational or system interruptions, our reputation could suffer and our business could be adversely affected. As we increase the number of third party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and an increase in customer dissatisfaction may adversely impact our business. In the event one or more of our contracts with such service providers is terminated on short notice, we may be unable to find alternative service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our service providers could cause a decline in the quality of our services.

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

In addition, we receive significant media coverage in India and other geographic markets. Our business can also be adversely affected by customer complaints relating to the non-performance or sub- standard performance of our services, our operations, and quality of products. In the past, we have been subject to customer complaints and litigation due to our travel suppliers’ failure to provide satisfactory travel products or services. Customer complaints also typically relate to the miscommunication or misunderstanding on tour arrangements, rescheduling and processing refunds, inaccurate descriptions of hotel rooms and quality of amenities available, as well as matters which do not involve any default or deficiency on our part. If our customers are dissatisfied with the travel products and services provided, they may channel their bookings through our competitors and may even demand refunds from us for poor service quality. Failure to maintain the quality of customer services, monitoring our travel suppliers or satisfactorily resolving customer complaints, could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, cash flows and results of operations. Further, negative customer feedbacks, complaints or claims against us in consumer forums or otherwise, can result in diversion of management attention and other resources, which may adversely affect our business operations.

The termination of our Merger with Ebix, and related legal proceedings, may materially and adversely affect our results of operations and share price.

On June 5, 2020, we delivered to Ebix our notice of termination of the Merger Agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the Merger Agreement and an ancillary Extension Agreement. As alleged in the complaint, Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and frustrated Yatra’s ability to close the Merger. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the court granted Ebix’s motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the dismissal to the Supreme Court of the State of Delaware. The matter is currently pending. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurance that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity, cash flows, and financial condition could be adversely affected.

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

Our success depends on maintaining the integrity of our systems and infrastructure, and adapting to technological developments, which may suffer from failures, capacity constraints, business interruptions and forces beyond our control.

We rely significantly on the capacity, reliability and security of our computer systems, technology and service providers that generates, facilitates and processes transactions, including GDSs, APIs, channel managers and reservation systems used by certain airlines, hotels, IRCTC and taxi and bus operators, as well as cloud computing and payment processing software services. However, while we believe that our systems and infrastructure are reliable, there can be no guarantee that we may be able to maintain and improve the efficiency, reliability and integrity of our systems as our operations grow in cases of technical failure, unauthorized tampering or corruption of data. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays that may make some or all of our services unavailable. Such constraints can also lead to the deterioration in the quality of our services or impair our ability to process transactions. System interruptions could impair our ability to process transactions and may prevent us from efficiently providing services to our customers, travel suppliers or other third parties, which could cause damage to our reputation and adversely affect our business, cash flows, and results of operations. In addition, we may be subject to liability as a result of any theft or misuse of personal information stored on our systems or any problems arisen due to wrong scheduling of the tour or any part of the tour. Further, any technical failure of our suppliers systems or use of their information technology systems for our business or interruptions in their services due to any reason may hamper our business and would adversely affect us.

Our success and future growth depend significantly on our successful marketing efforts, and if such efforts are not successful, our business and financial results may be adversely impacted.

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. For further information, see “Business Overview. We intend to continue to dedicate significant resources to marketing efforts, including for our website and mobile application, particularly as we continue to grow and expand into new markets in India and outside India to complement our existing operations. However, brand promotion may not necessarily result in incremental revenue and even if they do, any incremental revenue may not necessarily offset the expenses we incurred in building our brand. Further, we are relatively new in the hotels and holiday packages segment and rail tickets segment and therefore, may not enjoy the same brand recognition as in our other businesses. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. If any of our marketing channels become less effective, or if we are unable to continue to use any of our marketing channels due to increase in costs, or if we are not successful in deploying new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers. Further, if the brands that we have engaged in the past and intend to engage with in the future, refuse to engage with us, or if we are unable to recover our marketing costs through increase in users for our mobile application or traffic to our websites, or if we discontinue our marketing campaigns, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our insurance coverage could prove inadequate to satisfy potential claims or protect us from potential operational hazards and losses which may have a material adverse effect on our financial condition, results of operations and cash flows.

Travel and tourism services involve many risks that may adversely affect our operations, and the availability of insurance is therefore fundamental to our operations. We have obtained insurance policies covering all risks including office infrastructure, fire and allied perils (building and contents), commercial general liability policy, professional liability cover, etc. Further, we have obtained a directors and officers’ liability and company reimbursement policy. However, there can be no assurance that our current insurance policies will insure us fully against all risks and losses that may arise in the future. Further, there can be no assurance that any claim under the insurance policies maintained by us will be honored fully, in part or on time. In cases where certain loss or damages are not covered under our insurance policies, or even if such losses are insured, we are required to pay a significant deductible on any claim for recovery of such a loss, or the amount of the loss may exceed our coverage for the loss or the premium charged is significantly increased, our results of operations and cash flows could be adversely affected. In addition, our insurance policies are subject to annual review, and we cannot assure you that we will be able to renew these policies on similar or otherwise acceptable terms, or at all. If we were to incur a serious uninsured loss or a loss that significantly exceeds the limits of our insurance policies, it could have a material adverse effect on our financial condition, results of operations and cash flows.

We may not be successful in implementing our growth strategies, which could adversely affect our business operations, financial condition and cash flows.

Our growth strategy involves capitalizing on the growth in the travel industry, expanding our hotels and holiday packages segment and railway ticketing operations, focusing on Tier II and Tier III cities and strengthening presence among corporates, investing in technology and enhancing cross-selling opportunities and promoting our brand. Our success in implementing our growth strategies are affected by:

●	our ability to increase the number of suppliers, particularly our hotel suppliers, that are directly-connected to us;
●	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;
●	our ability to build or acquire the required technology;
●	our ability to expand our online features and services;
●	our ability to enter into new associated business segments;
●	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

●	our ability to compete effectively with existing and new entrants to the Indian travel industry, including both online travel companies as well as traditional travel agents and tour providers;
●	the growth of the internet as a medium for commerce in India, particularly in Tier II and Tier III cities; and
●	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies. Further, pursuing these strategies may place significant demands on our management as well as our financial resources and accounting and operating systems. We are subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. If we are not able to anticipate, identify, develop and market products in line with technological advancements that respond to changes in customer preferences, demand for our services could decline and our operating results could be adversely affected.

While we have successfully executed our business strategies in the past, we cannot assure you that we will be able to execute our strategies on time and within the estimated budget. Further, as we expand our operations, we may be unable to manage our business efficiently, which could result in delays, increased costs and affect the quality of our services, and may adversely affect our reputation. Our anticipated future operations may place a significant strain on our management, systems and resources. In addition to training and managing our workforce, we may need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. For more information, see “– Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses.” Our failure to manage our growth could therefore have an adverse effect on our business, financial condition and cash flows.

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

Industry information included in this Annual Report has been derived from an industry report commissioned by us for such purpose. There can be no assurance that such third-party statistical, financial and other industry information is either complete or accurate.

We have availed the services of an independent third-party research agency, CRISIL Limited, to prepare an industry report titled “Assessment of the travel industry in India”, for purposes of inclusion of such information in this Annual Report. This industry report is subject to various limitations and based upon certain assumptions that are subjective in nature. This industry report is subject to various limitations and based upon certain assumptions that are subjective in nature. While we have taken reasonable care in the reproduction of the information, the third party, industry and market related information has not been prepared or independently verified by us or any of our or its respective affiliates or advisors and, therefore, we make no representation or warranty, express or implied, as to the accuracy or completeness of such facts and statistics. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. Statements from third parties that involve estimates are subject to change, and actual amounts may differ materially from those included in this Annual Report.

We rely on third party service providers for a significant portion of our operational services and our business may be adversely affected if they fail to meet our requirements or face operational disruptions.

We currently rely on a variety of third-party service providers for certain operational services relating to our business, including third-party computer systems, software and service providers, such as payment processors and gateways, cloud computing service providers as well as our distribution partners. In particular, we rely on third parties to assist in conducting searches and processing bookings for our travel products and services, process payments, provide computer infrastructure critical to our business, and provide customer relationship management, or CRM services.

These third parties are subject to general business risks, including system downtime, hacker attack, fraudulent and unauthorized access, natural disasters, human error or other causes leading to unexpected business interruptions. Similarly, if they fail to perform adequately, experience difficulty meeting our requirements for quality and customer service standards or fail to comply with applicable laws, rules and regulations in India, and we are unable to locate alternate third-party service providers as required, our brand and reputation could also suffer, we may be exposed to liability on their account, and our business, financial condition, cash flows and results of operations may be adversely affected. For example, technical glitches in third party systems may cause us to display inaccurate information, such as the availability of hotel rooms on a central reservations system of a completely booked hotel or inaccurate price of an air ticket, and as a result we may incur monetary and/ or reputational damages.

Further, majority of our contracts with service providers are short-term or have short notice periods. In the event one or more of our contracts with our service providers is terminated on short notice, we may be unable to find alternative service providers on such short notice on commercially reasonable terms, terms favorable to us, or at all. As a result, terminating any of our contracts with our service providers could disrupt our operations and adversely affect our business, results of operations, cash flows and financial condition. In addition, failure by counterparties to fulfil their obligations under the respective contracts, including failure to make timely payments as a result of industry driven downturns or otherwise, may also have an adverse effect on our cash flows and results of operations.

We are exposed to the proceedings or claims arising from travel-related accidents or customer misconducts during their travels, the occurrence of which may be beyond our control.

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into transactions with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also “-Risks Related to Our Business and Industry-We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain the insurance policy as required in the ordinary course of business. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses and we may be subject to claims or losses which are not covered by way of insurance policies procured by our Company. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

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

We are constantly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach and develop new sources of revenue. However, the COVID-19 pandemic and the resultant economic downturn may result in reduced expenditure by us on ideating, incubating, developing and marketing new features, which may in turn affect our long-term growth prospects. In addition, there is no guarantee that any new features or initiatives we develop will ultimately be successful and, if they are not, our business, cash flows and results of operations may be materially adversely affected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. We may devote significant financial resources and management time and attention to any new features, initiatives or business services we develop, but fail to achieve expected results from such new features, initiatives or services. If such new features, initiatives or services are not well accepted, the reputation of our existing website, applications, features and services and our overall brand and reputation may be harmed. As a result, our overall business, cash flows and results of operations may be materially and adversely affected.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as we are subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the costs of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our business. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business, cash flows or results of operations.

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

We rely on Internet search engines, such as Google and Bing, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected.

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

We may be exposed to risks relating to processing, storage, use and disclosure of customer data of our customers or visitors to our website and mobile application.

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing, and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, computer malware, viruses and other ‘cyber attacks’ which are increasing in both frequency and sophistication, could result in unauthorized disclosures of information or create financial liability on us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In December 2019, the Government of India published the Personal Data Protection Bill, 2019 (“PDP Bill”), which provides a framework for protection of personal data and use of non-personal data and seeks to, among others, lay down norms for cross border transfer of personal data, define the scope of the definition of personal data and non-personal data, establishment of data protection authority and ensure the accountability of entities processing personal data. Adoption of the PDP Bill will lead to potential additional compliance requirements in relation to obtaining consents, putting in place privacy policies and aligning data collection practices which comply with the ‘privacy by design’ principle, data protection impact assessments, registration requirements for a significant data fiduciary, reporting requirements for data breaches, data localization requirements etc. Further, in September 2019, the Ministry of Electronics & Information Technology constituted a committee of experts to deliberate on issues related to non-personal data and to suggest suitable recommendations for its regulation. Complying with the PDP Bill, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

We and other OTAs are required to collect tax from airlines and deposit such tax with the Government of India. We may not be able to recover such tax from airlines on behalf of whom we deposit such tax.

As per notification No 52/2018- Central Tax and Notification No 02/2018-Integrated Tax dated September 20, 2018, Central Board of Indirect Taxes & Customs “CBIC” had notified the rate of tax collection at source (TCS) to be collected by every e-commerce operator for intra-state and inter-state taxable supplies respectively. By virtue of these notifications issued by CBIC, we, as an e-commerce operator, are required to collect tax collection at source (TCS) of an amount equivalent to 0.5% (each under CGST and SGST) and 1% (under IGST) of the net value of intra-state and inter-state taxable supplies respectively made through us by other suppliers where the consideration with respect to such supplies is collected by us. This goods and service tax/ service tax payable includes tax collection at source (TCS) payable on behalf of the airlines. We are in the process of seeking confirmation with respect to the TCS amounts payable by us to the Government of India on behalf of airlines that is recoverable from the respective airlines. However, there can be no assurance that we will be able to successfully recover such TCS amounts paid on behalf of airlines from them. In particular, if any airline challenges the amount recoverable or is otherwise unable to clear such dues to us on account of initiation of bankruptcy proceedings against such airlines or for any other reason, we may be unable to recover such amounts from the respective airlines and accordingly, our business, financial condition, cash flows and results of operations may be adversely affected.

We are exposed to risks associated with the payments business, including online security and credit card fraud.

The secure transmission of confidential information over the internet and telephone is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Further, while we believe our payment systems are reliable, there can be no guarantee that we may be able to prevent security breaches involving the confidential information of our suppliers and customers, including any breaches with regards to transactions from our payment services. We have integrated the services of third-party payment solutions providers and accordingly, our customers are re-directed to those third-party service providers to make payments and completing the transactions. There can be no assurance that transmissions of data through our third-party providers will be protected from security breaches. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures.

In addition, the online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards are secured by the respective card’s security features and we may be liable for credit card acceptance on our websites. Further, there have been certain instances, in the past, of credit card frauds and payment disputes with our customers. If we are unable to address the fraudulent use of credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations, cash flows and financial condition could be adversely affected.

We are dependent on a number of key personnel and our inability to attract or retain such persons or finding equally skilled personnel could adversely affect our business, results of operations, cash flows and financial condition.

We are dependent on our senior management and other key personnel for formulating our business strategies and managing our business. Our Board and senior management team has significant experience in the internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings. For further information, see “Directors and Senior Management.”

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Changes to our business strategy can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. Any failure by us or Yatra India to provide accurate, timely and consistent disclosures under our respective disclosure and trading regimes could have a material and adverse effect on the trading price of our respective shares. Further, if key employees do not meet the expectations of their roles, we could experience inefficiencies or a lack of business continuity due to loss of historical knowledge and a lack of familiarity of those employees with business processes, operating requirements, policies and procedures (some of which are new) and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. It is important to our success that these key employees quickly adapt to, and excel in, their new roles. Their failure to do so could result in operational and administrative inefficiencies and added costs that could adversely impact our results of operations, our stock price upon listing and our customer relationships and may make recruiting for future management positions more difficult. In addition, if we were to lose the services of any one or more key employees, whether due to death, disability or termination of employment, our ability to successfully implement our business strategy, financial plans and other objectives could be significantly impaired.

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

Infrastructure in India may not be upgraded in order to support higher internet penetration, which may adversely impact our business.

All of our bookings are made through our website and mobile application using the internet. The internet penetration in India is dependent on a number of factors including expansion of 4G and 5G networks, broadband wireless access on mass-market smartphones and other mobile devices in India; our ability to successfully deploy existing and future technology platforms on evolving operating systems such as android and iOS; and our ability to provide compelling platforms and tools in a multi-device environment while ensuring their compatibility with the web browser platforms provided therein, rate of growth of personal computers, tablets, mobile devices, access to internet and broadband usage services, understanding to operate internet, extant laws, regulations and policies governing online commerce, consumer confidence in online commerce, media publicity regarding online commerce, concerns on online data privacy and general economic conditions in India. India has witnessed a drastic surge in internet users over the past few years with internet penetration as a percentage of total population crossing 50% in Fiscal 2020 compared with less than 25% in Fiscal 2015. The total number of internet subscribers in the country is expected to reach 1,000 million by fiscal 2025, resulting in approximately 75% internet penetration. (Source: CRISIL). Despite of a large base of internet subscribers, India has a relatively lower internet penetration in comparison with other similar countries. According to the latest ITU database of 2019, internet penetration in India was 41%, lower than that of the other BRIC nations, inter-alia, 74% in Brazil, 83% in Russian Federation and 65% in China (Source: CRISIL). There can be no assurance that internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the internet. Further, if online commerce in India do not continue to develop as we expect them to, or if we fail to identify and anticipate changes in trends and preferences in the online commerce industry and address them in time or at all, our business, financial condition, cash flows and results of operations and prospects will be materially and adversely affected. Concerns about fraud, privacy, lack of trust and other problems may also discourage customers from adopting the internet as a medium of utilizing travel services. If these concerns are not adequately addressed, they may inhibit the growth of online commerce and communications.

Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses.

As we continue to expand, our success depends on our ability to effectively utilize our resources and maintain internal controls. We may need to modify and improve our financial and management control processes, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve our controls, systems and procedures, they may become ineffective and adversely affect our ability to manage our operations resulting in errors or information lapses that affect our business. Our efforts in improving our internal control systems may not result in eliminating all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls in future, our ability to manage our business effectively may materially and adversely be affected.

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

The majority of our bookings are made through our Indian website and mobile offerings. India had an internet subscriber base of 825 million as of March 2021 (Source: CRISIL). There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations.

Internal or external fraud or misconduct or misrepresentation or mis-selling could adversely affect our reputation and our results of operations.

Our business may expose us to the risk of fraud, misappropriation or misrepresentation or unauthorized transactions by our representatives, employees and unauthorized third-parties, which could result in binding us to transactions that exceed authorised limits or present unacceptable risks. Further, we may be subject to regulatory or other proceedings in connection with any unauthorized transaction, fraud or misappropriation or misrepresentation or mis-selling by our representatives and employees, which could adversely affect our goodwill. Employee misconduct or mis- selling or misrepresentation could also involve the improper use or disclosure of confidential information, breach of any applicable confidentiality agreement, misappropriation or misuse of any third party intellectual property rights which could result in regulatory sanctions, penalties and serious reputational or financial harm. In addition, employees may utilize our confidential information and technology to start their own businesses and become our competitors. In the past, there have been certain instances where our employees have subjected us to fraud, misconduct and misrepresentation. Although we have systems in place to prevent and deter fraudulent activities by our employees, there can be no assurance that such systems will be effective in all cases. Any instances of such fraud or misconduct or mis-selling could adversely affect our reputation, business, results of operations, cash flows and financial condition.

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

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations, cash flows and share price, which could cause you to lose some or all of your investment.

We may be required to take write-down or write-offs of assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about our company or our securities. In addition, charges of this nature may cause our company to violate net worth or other covenants to which we may become subject. Accordingly, our shareholders could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under applicable securities laws that this Annual Report contained an actionable material misstatement or material omission.

Any negative operating cash flows in the future would adversely affect our cash flow requirements, which may adversely affect our ability to operate our business and implement our growth plans, thereby affecting our financial condition.

Negative cash flows over extended periods, or significant negative cash flows in the short term, could materially impact our ability to operate our business and implement our growth plans. As a result, our cash flows, business, future financial performance and results of operations could be materially and adversely affected. For further information, see “Operating and Financial Review and Prospects.”

Failure to obtain or renew approvals, licenses, registrations and permits to operate our business in a timely manner, or at all, may adversely affect our business, financial condition, cash flows and results of operations.

We may be required to obtain certain approvals, registrations, permissions and licenses from regulatory authorities, to carry out/ undertake our business. These approvals, licenses, registrations and permissions may be subject to numerous conditions. If we fail to obtain some or all of these approvals or licenses, or renewals thereof, in a timely manner or at all, or if we fail to comply with applicable conditions or it is claimed that we have breached any such conditions, our license or permission for carrying on a particular activity may be suspended or cancelled and we may not be able to carry on such activity, which could adversely affect our business, results of operations, cash flows and financial condition. In addition, we have, and may need to in the future, apply for certain additional approvals, including the renewal of approvals, which may expire from time to time.

There is no assurance that such approvals and licenses will be granted or renewed in a timely manner or at all by the relevant governmental or regulatory authorities. Failure to obtain or renew such approvals and licenses in a timely manner would make our operations non-compliant with applicable laws and may result in imposition of penalties by relevant authorities, and may also prevent us from carrying out our business. Our licenses and approvals are subject to various conditions, including periodic renewal and maintenance standards. Any actual or alleged failure on our part to comply with the terms and conditions of such regulatory licenses and registrations could expose us to legal action, compliance costs or liabilities, or could affect our ability to continue to operate at the locations or in the manner in which we have been operating thus far.

We cannot assure that we will be able to secure adequate financing to meet our working capital requirements in the future on acceptable terms or in requisite time.

We may require additional funds in connection with our future business expansion, development initiatives or for running the business in the ordinary course, such as brand building initiatives and development and augmentation of our website and mobile application. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, conditions in the capital markets in which we may seek to raise funds and general economic, political and other conditions in India and elsewhere. In obtaining the additional source of funding, to meet such working capital requirements, we may enter into new debt facilities with lending institutions or raise additional debt in the capital markets. If we decide to raise additional funds through the incurrence of debt, our interest obligations will increase, and we may be subject to additional restrictive covenants. Such financing could cause our debt to equity ratio to increase or require us to create charges or liens on our assets in favour of such lenders. If we decide to raise additional funds through the issuance of equity (other than through a rights issue to the existing shareholders), the ownership interest of our existing shareholders will be diluted. The ability and willingness of the lenders is dependent on a number of factors outside our control and therefore, we cannot assure you that we will be able to secure adequate financing in the future on acceptable terms, in time, or at all. Our failure to obtain sufficient financing could result in the delay or abandonment of any business growth or implementation of our business development plans and this may affect our business and future results of operations.

We have not made any dividend payments in the past and our ability to pay dividends in the future will depend on our earnings, financial condition, working capital requirements, capital expenditures and restrictive covenants of our financing arrangements.

We have never declared or paid any cash dividends on our Ordinary Shares. Our ability to declare and pay dividends in the future and the amount of any such dividends, if declared, will depend on a number of factors including distributable surplus available as per applicable law, our liquidity position and future cash flow needs, track record of dividend distributed by us, payout ratios of comparable companies, the prevailing taxation policy or any amendments expected thereof, with respect to distribution of dividend, capital expenditure requirements considering opportunities for expansion and acquisition, cost and availability of alternative sources of financing, stipulations/ covenants contained under any loan agreements, prevailing macroeconomic and business conditions and other factors, as may be considered relevant by our Board.

The declaration and payment of dividends will be recommended by our Board, at its discretion, and approved by the shareholders, at their discretion, subject to applicable law, including the Companies Act, 2013, together with the rules thereunder, or Companies Act, and the SEBI Listing Regulations in India. In addition, declaration and payment of dividends would be subject to our dividend policy adopted by our Board.

We may decide to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we may not declare dividends in the foreseeable future. We cannot assure you that we will or have the ability to declare dividends in the future. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of the Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value.

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

Inappropriate or fraudulent content may be displayed on our online platforms which may adversely affect our reputation and brand.

While we have established systems, processes and controls that allow us to remove inappropriate or fraudulent content from our platforms, we cannot guarantee that all content displayed on our platforms is appropriate at all times. We cannot guarantee that all the content displayed on our platforms is not obscene, offensive or otherwise damaging to our business reputation and brand name, or the reputation of the supplier of the listing, or any third party. Damage caused to our business reputation and brand name may deter users from using our platforms, which may have an adverse effect on our financial performance and prospects.

Our offices are located on leased premises and there can be no assurance that these leases will be renewed upon termination or that we will be able to obtain other premises on lease on same or similar commercial terms.

We operate entirely out of leased premises and do not own the underlying property for any of our offices in India, including our registered office and corporate office. Our registered and corporate office is located at Maharashtra and Haryana, respectively. There can be no assurance that we will be able to retain or renew such leases on same or similar terms, or that we will find alternate locations for the existing offices on terms favorable to us, or at all. Certain of the lease deeds for the properties in which our offices and facilities are located and may have expired or may not be adequately stamped or registered. While we renew these lease agreements and deeds periodically in the ordinary course of business, in the event that these existing leases are terminated or they are not renewed on commercially acceptable terms, we may suffer a disruption in our operations. If alternative premises are not available at the same or similar costs, sizes or locations, our business, financial condition, cash flows and results of operations may be adversely affected. In addition, any regulatory non-compliance by the landlords or adverse development relating to the landlords’ title or ownership rights to such properties, including as a result of any non-compliance by the landlords, may entail significant disruptions to our operations, especially if we are forced to vacate leased spaces following any such developments, and expose us to reputational risks.

We may be exposed to risks relating to processing, storage, use and disclosure of customer data of our customers or visitors to our website and mobile application.

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing, and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, computer malware, viruses and other ‘cyber attacks’ which are increasing in both frequency and sophistication, could result in unauthorized disclosures of information or create financial liability on us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In December 2019, the Government of India published the Personal Data Protection Bill, 2019 (“PDP Bill”), which provides a framework for protection of personal data and use of non-personal data and seeks to, among others, lay down norms for cross border transfer of personal data, define the scope of the definition of personal data and non-personal data, establishment of data protection authority and ensure the accountability of entities processing personal data. Adoption of the PDP Bill will lead to potential additional compliance requirements in relation to obtaining consents, putting in place privacy policies and aligning data collection practices which comply with the ‘privacy by design’ principle, data protection impact assessments, registration requirements for a significant data fiduciary, reporting requirements for data breaches, data localization requirements etc. Further, in September 2019, the Ministry of Electronics & Information Technology constituted a committee of experts to deliberate on issues related to non-personal data and to suggest suitable recommendations for its regulation. Complying with the PDP Bill, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

We have, in the past entered into certain related party transactions and may continue to do so in future. Any related party transactions that are not on an arm’s length basis or that may lead to conflicts of interest may adversely affect our business, results of operation, cash flows and financial condition.

We have entered into certain transactions with related parties and are likely to continue to do so in the future. Although all related-party transactions that we may enter into are subject to approval by our Audit Committee, members of the board of directors or shareholders, as required under the Companies Act or other applicable laws and regulations, we cannot assure you that such transactions, individually or in aggregate, will not have an adverse effect on our financial condition and results of operations or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Further, related party transactions as may be entered into by us, including with Yatra India, as required approval of the board of directors of Yatra India. Such related-party transactions may potentially involve conflicts of interest which may be detrimental to the interest of our Company, and we cannot assure you that the related-party transactions that we may enter into in the future, individually or in the aggregate, will always be in the best interests of our minority shareholders and will not have an adverse effect on our business, financial condition and results of operations.

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

We are dependent on a number of key personnel and our inability to attract or retain such persons or finding equally skilled personnel could adversely affect our business, results of operations, cash flows and financial condition.

We are dependent on our management and other key personnel for formulating our business strategies and managing our business. Our Board and senior management team has significant experience in the internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings.

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

We are required to comply with certain restrictive covenants under our financing agreements. Any non-compliance may lead to, amongst others, suspension of further drawdowns, which may adversely affect our business, results of operations, financial condition and cash flows.

Financing arrangements entered into by us may include conditions that require our Company to obtain respective lenders’ consent prior to carrying out certain activities and entering into certain transactions. Failure to meet these conditions or obtain these consents could have significant consequences on our business and operations. These covenants vary depending on the requirements of the financial institution extending such loan and the conditions negotiated under each financing agreement. Some of the corporate actions that require prior consents from lenders as of the date of this Report, may include, amongst others, change in its ownership or management, to undertake any new business or operations or project or diversification, modernization or substantial expansion of any of its business, effecting any scheme of amalgamation or reconstruction including creation of any subsidiary or permit any company to become its subsidiary, to effect any change in its capital structure or constitutional documents, to undertake or permit any merger/demerger, consolidation, compromise with its creditors or shareholders, and to make any investment whether by way of loans or debentures or investments in share capital or otherwise, in any concern or provide any credit or give any guarantee, indemnity or similar assurance in any manner become directly, indirectly or contingently liable for or in connection with the obligation of any person other than itself.

Any failure to observe the covenants under our financing arrangement or to obtain necessary consents/waivers may lead to acceleration of amounts due under such facilities and triggering of cross default provisions or may also lead to imposition of any penalty or charges, thereof. If the obligations under our financing documents are accelerated, we may have to dedicate a portion of our cash flow from operations to make payments under such financing documents, thereby reducing the availability of cash for our working capital requirements and other general corporate purposes. In addition, during any period in which we are in default, we may be unable to raise, or face difficulties raising, further financing.

Risks Related to Our Operations and Listing of Yatra India’s Equity Shares in India

There can be no assurance that an initial public offering of Yatra India’s Equity Shares will be consummated.

Our indirect wholly-owned subsidiary, Yatra India, has proposed an initial public offering of its Equity Shares in India. The initial public offering is expected be for Equity Shares for cash at a price per Equity Share determined in connection with the pricing of the Indian IPO. The proposed initial public offering is scheduled to be completed in the third quarter of calendar year 2022. However, no assurance can be given that an initial public offering of Yatra India will be consummated or that, if consummated, it would result in increased value of the securities sold in the Yatra India’s public offering over the current trading price of our Ordinary Shares.

Yatra India is incorporated in India and our shareholders will not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

Yatra India’s corporate affairs are governed by its constitutional documents and by the laws governing companies incorporated in India. The rights of Yatra India’s shareholders, including us, and the responsibilities of the members of Yatra India’s board of directors under Indian law are different from those applicable to a corporation incorporated in the United States or the Cayman Islands, our jurisdiction of incorporation. Therefore, our public shareholders will not be able to protect their indirect interests in Yatra India in connection with actions taken by Yatra India, its management, members of its board of directors or us as its controlling shareholder than they would as shareholders of a corporation incorporated in the United States or the Cayman Islands. Certain corporate governance practices in India, which is Yatra India’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States or the Cayman Islands. As a result, our shareholders will not have recourse in protecting their indirect interests in Yatra India in the face of actions taken by Yatra India’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or the Cayman Islands.

Yatra India may issue equity or convertible securities to third parties without the consent of its shareholders, which would reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

We currently own 98.6% of the outstanding equity interest in Yatra India. Upon the completion of the Indian IPO, we will continue to own at least a majority of the outstanding equity interest in Yatra India. Any potential future equity financing by Yatra India would further reduce our ownership percentage in Yatra India and could affect the amount of distributions made to us by Yatra India. Because you will not directly own the Equity Shares, you will not have any voting rights with respect to any such issuances or other activities of Yatra India.

The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries, including Yatra India’s public shareholders in India.

Because we are a holding company, your claims as a shareholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating entity, Yatra India, and its subsidiaries and public stockholders in India. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating entity, Yatra India and its subsidiaries will be available to satisfy the claims of our shareholders only after all of our and Yatra India’s and its subsidiaries’ liabilities and obligations have been paid in full, which will include Yatra India’s public shareholders in India.

We may not be able to remove directors of Yatra India that may be appointed by the National Company Law Tribunal in India or directors appointed by the minority shareholders under the proportional representation mechanism pursuant to the provisions of the Companies Act.

In India, the Companies Act provides that certain important decisions must be approved by the shareholders of the company. Some of the decisions that are required to be approved by the shareholders include:

●	sale or transfer of substantial amount of assets;
●	borrow or invest beyond certain thresholds;
●	declare dividends;
●	approve any scheme of arrangement or compromise with creditors;
●	reduce the share capital of the company; and
●	vary the rights of shareholders.

The shareholders of a company have the power to appoint and remove directors, subject to compliance with the provisions of the Companies Act. If the articles of association of a company provide for the same, the board can also appoint any person as an additional director, alternate director, or nominee director. An additional director holds office up to the date of the next annual general meeting or the last date on which the annual general meeting should have been held, whichever is earlier, and their re-appointment is considered by the shareholders in the general meeting.

The shareholders have the power to remove a director by a simple majority vote, after giving the concerned director an opportunity of being heard. However, shareholders cannot remove a director appointed by the National Company Law Tribunal or the directors appointed by the minority shareholders under the proportional representation mechanism as per the provisions of the Companies Act. Therefore, in case the directors’ acts were done in bad faith, or their actions are not in our interest or in the interest of Yatra India, it may be difficult to remove them, which may affect our business, results of operations and financial conditions.

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

There are outstanding litigation proceedings involving Yatra India, its promoters and/or its directors, an adverse outcome in which, may have an adverse impact on our reputation, business, financial condition, results of operations and cash flows.

There are certain outstanding legal proceedings involving Yatra India, its promoters and/or its directors, which are pending at various levels of adjudication before various courts, tribunals and other authorities. According to Yatra India’s Materiality Policy, any outstanding litigation proceedings, other than criminal proceedings, statutory or regulatory actions and taxation matters, is considered material if the monetary amount of claim involving yatra India, its subsidiaries, its promoters and/ or its directors, in any such pending matter is in excess of INR 14.36 million or if the outcome of any such litigation could have a material and adverse effect on its business, operations, performance, prospects, financial position, or reputation.

We cannot provide assurance that these legal proceedings will be decided in Yatra India’s favor, its subsidiaries, promoters or directors, as the case may be, or that no further liability will arise out of these proceedings. Further, such legal proceedings could divert management time and attention and consume financial resources. Decisions in such proceedings adverse to our interests may have an adverse effect on our business, results of operations, cash flows and financial condition.

Yatra India proposes to utilize the Net Proceeds to undertake acquisitions for which targets have not been identified. Net Proceeds to be utilized towards strategic investments, acquisitions and inorganic growth initiatives may be insufficient for the cost of such proposed inorganic acquisition and the deployment of Net Proceeds towards such inorganic growth initiatives may not take place within the period currently intended, and may be reduced or delayed.

Yatra India intends to utilize a portion of the gross proceeds of the fresh issue of Equity Shares by Yatra India in connection with the Indian IPO (“Fresh Issue”) less the Indian IPO related expenses applicable to the Fresh Issue, or Net Proceeds, to fund inorganic growth opportunities over a certain period of time from the date of listing of the Equity Shares. Yatra India intends to utilise such portion of the Net Proceeds for strategic acquisition opportunities that will enable it to gain access to new geographies, categories and services.

The actual deployment of funds will depend on a number of factors, including market conditions, Yatra India’s board of directors’ analysis of economic trends and business requirements, exchange rate fluctuations, competitive landscape, ability to identify and consummate inorganic growth opportunities as well as general factors affecting its results of operations, cash flows, financial condition and access to capital. These factors will also determine the form of investment for these potential acquisitions, i.e., whether they will be directly done by Yatra India or through its subsidiaries or whether these will be in the nature of asset or technology acquisitions or joint ventures.

Yatra India has not entered into any definitive agreements towards any future acquisitions or strategic initiatives nor have identified any target company for strategic acquisitions or for undertaking other inorganic initiatives. It is also possible that it may not be able to identify suitable targets, or that if it does identify suitable targets, it may not be able to complete those transactions on terms commercially acceptable to Yatra India or at all. The inability to identify suitable targets or investments and the inability to complete such transactions may adversely affect Yatra India’s competitiveness and growth prospects. In the event Yatra India is unable to identify or conclude transactions for potential inorganic growth to the extent of the portion of the proceeds identified for such use or a part thereof over a period of identified in connection with the Indian IPO, it may utilize the balance amount for any other purposes only in accordance with Sections 13(8) and 27 of the Companies Act. This will entail an authorization by Yatra India’s shareholders in a general meeting by way of a special resolution to vary the object and an exit opportunity to the shareholders who do not agree to such proposal to vary the objects, in accordance with applicable laws. For details, see “Any variation in the utilisation of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders’ approval.”

This amount of Net Proceeds proposed to be utilised for the aforesaid objects is based on Yatra India’s management’s estimates and may not be the total value or cost of any such acquisitions, or investments, and may result in a shortfall in raising requisite capital from the Net Proceeds towards such acquisitions or investments. Acquisitions and inorganic growth initiatives may be undertaken as cash transactions, or be undertaken as share-based transactions, including share swaps, or a combination thereof. However, in the event the portion of the Net Proceeds to be utilised for the inorganic growth initiatives are insufficient, or if required as an aspect of the acquisition model, Yatra India may conduct the acquisition as a cash transaction including using internal accrual. Utilisation of internal accruals towards inorganic growth initiatives may have a material adverse impact on our cash flows and financial condition.

Yatra India’s ability to achieve benefits from future strategic and inorganic growth opportunities, if any, will largely depend upon whether it is able to integrate the acquired businesses into the rest of its company in an efficient and effective manner. The integration and the achievement of synergies requires, among other things, coordination of business development and employee retention, hiring and training policies, as well as the alignment of products, sales and marketing operations, compliance and control procedures, and information and software systems. Any difficulties encountered in combining operations could result in higher integration costs and lower savings than expected. The failure to successfully integrate an acquired business or the inability to realize the anticipated benefits of such acquisitions could significantly increase our expenses, which, without a commensurate increase in total revenue, would lead to a decrease in net revenue.

In addition, acquired businesses may have unknown or contingent liabilities, including liabilities for failure to comply with relevant laws and regulations, and Yatra India may become liable for the past activities of such businesses. Further, Yatra India may be subject to various obligations or restrictions under the relevant transaction agreements to be entered into for inorganic growth opportunities which may, as the case may be, prevent Yatra India from disposing or acquiring shares in the subject entities, or force it to sell or acquire shares in the subject entities where it may not otherwise have decided to. Any of the foregoing may have an adverse effect on our business and results of operations.

Any variation in the utilisation of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders’ approval.

Yatra India proposes to utilise the Net Proceeds towards (i) strategic investments, acquisitions and inorganic growth; (ii) investment in customer acquisition and retention, technology and other organic growth initiatives; and (iii) general corporate purposes. At this stage, Yatra India cannot determine with any certainty if it would require the Net Proceeds to meet any other expenditure or fund any exigencies arising out of competitive environment, business conditions, economic conditions or other factors beyond its control. In accordance with Sections 13(8) and 27 of the Companies Act, Yatra India cannot undertake any variation in the utilisation of the Net Proceeds without obtaining its shareholders’ approval through a special resolution. In the event of any such circumstances that require Yatra India to undertake variation in the disclosed utilisation of the Net Proceeds, it may not be able to obtain the shareholders’ approval in a timely manner, or at all. Any delay or inability in obtaining such shareholders’ approval may adversely affect Yatra India’s business or operations.

Further, the promoters in the Indian IPO, our wholly-owned subsidiaries, would be required to provide an exit opportunity to the shareholders in the Indian IPO who do not agree with Yatra India’s proposal to change the objects of the Indian IPO or vary the terms of such contracts, at a price and manner as prescribed by SEBI. Further, we cannot assure you that we or the promoters will have adequate resources at our disposal at all times to enable us to provide an exit opportunity at the price prescribed by SEBI.

In light of these factors, Yatra India may not be able to undertake variation of objects of the Indian IPO to use any unutilized proceeds of the Indian IPO, if any, or vary the terms of any contract referred to in the prospectus related to the Indian IPO, even if such variation is in the interest of Yatra India. This may restrict our Yatra India’s ability to respond to any change in its business or financial condition by re-deploying the unutilised portion of Net Proceeds, if any, or varying the terms of contract, which may adversely affect our business, cash flows, and results of operations.

Political, economic or other factors that are beyond our control may have an adverse effect on our business and results of operations.

A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our securities will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes and foreign investment, volatility in and actual or perceived trends in trading activity on India’s principal stock exchanges, prevailing economic conditions, and policies to regulate inflation and other regulations impacting Indian businesses and the Indian economy as a whole. The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may have adverse effects on the market price of securities of companies located elsewhere, including India. Adverse economic developments, such as rising fiscal or trade deficit, in other emerging market countries may also affect investor confidence and cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows, and results of operations and reduce the price of the Ordinary Shares. Any financial disruption could have an adverse effect on our business, future financial performance, shareholders’ equity and the price of the Ordinary Shares.

We are dependent on domestic, regional and global economic and market conditions. Our performance, growth and market price of our Ordinary Shares are and will be dependent to a large extent on the health of the economy in which we operate. There have been periods of slowdown in the economic growth of India. Demand for our products may be adversely affected by an economic downturn in domestic, regional and global economies. Economic growth in the countries in which we operate is affected by various factors including domestic consumption and savings, balance of trade movements, namely export demand and movements in key imports, global economic uncertainty and liquidity crisis, volatility in exchange currency rates, and annual rainfall which affects agricultural production. Consequently, any future slowdown in the Indian economy could harm our business, results of operations, cash flows, and financial condition. Also, a change in the government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate in general and our business in particular and high rates of inflation in India could increase our costs without proportionately increasing our revenues, and as such decrease our operating margins.

The successful operation of our business depends upon the performance, reliability and security of the internet infrastructure in India, which could impair our ability to effectively operate our platform or provide our services and adversely impact our business.

All of our products and services are made through our platform using the internet. Accordingly, our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in India. In addition, to perform reliably, the fixed telecommunications networks and internet infrastructure of internet service providers in India, require maintenance and periodic upgrading of the appropriate networks and infrastructure which are beyond our control. We cannot assure you that our back-up and disaster recovery measures and business continuity planning would effectively eliminate or alleviate the risks arising from such contingencies. There can be no assurance that a more technologically sophisticated and reliable fixed telecommunications network or internet infrastructure will be developed in India that will ensure our ability to deliver smooth and reliable provision of our services to our merchants and users on our platform. Our success will depend upon third parties maintaining and improving internet infrastructure to provide a reliable network with adequate speed and data capacity and telecommunication networks with good quality of services and lower congestion.

If there is any change in laws or regulations, including taxation laws, or their interpretation, such changes may significantly affect our financial statements.

The regulatory and policy environment in which we operate is evolving and is subject to change. The Government of India may implement new laws or other regulations and policies that could affect the digital payment and financial service industry in general, which could lead to new compliance requirements, including requiring us to obtain approvals and licenses from the Government and other regulatory bodies, or impose onerous requirements. New compliance requirements could increase our costs or otherwise adversely affect our business, financial condition, cash flows and results of operations. Further, the manner in which new requirements will be enforced or interpreted can lead to uncertainty in our operations and could adversely affect our operations. Any changes to such laws, including the instances mentioned below, may adversely affect our business, financial condition, results of operations, cash flows and prospects.

For instance, the Taxation Laws (Amendment) Act, 2019 prescribed certain changes to the income tax rate applicable to companies in India and companies can henceforth voluntarily opt in favor of a concessional tax regime (subject to no other special benefits/exemptions being claimed). Any such future amendments may affect other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax free bonds, and long-term capital gains on equity shares if withdrawn by the statute in the future. In addition, due to COVID -19 pandemic, the Government of India had also passed the Taxation and Other Laws (Relaxation of Certain Provisions) Act, 2020, implementing relaxations from certain requirements under, amongst others, the Central Goods and Service Tax Act, 2017 and Customs Tariff Act, 1975.

Further, the Government of India has announced the Union Budget for Fiscal 2022, pursuant to which the Finance Act, 2021 has introduced various amendments. In addition, unfavourable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations including foreign investment laws governing our business, operations and group structure could result in us being deemed to be in contravention of such laws or may require us to apply for additional approvals. We may incur increased costs relating to compliance with such new requirements, which may also require management time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. We may incur increased costs relating to compliance with such new requirements, which may also require management time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

We cannot predict whether any new tax laws or regulations impacting our services will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have an adverse effect on our business.

A slowdown in economic growth in India could cause our business to suffer.

Our performance and the growth of our business are necessarily dependent on the health of the overall Indian economy. Any slowdown in the Indian economy or future volatility in global commodity prices could adversely affect our business. Additionally, an increase in trade deficit, a downgrading in India’s sovereign debt rating or a decline in India’s foreign exchange reserves could negatively affect interest rates and liquidity, which could adversely affect the Indian economy and our business. Any downturn in the macroeconomic environment in India could also adversely affect our business, results of operations, financial condition and the trading price of the Equity Shares.

India’s economy could be adversely affected by a general rise in interest rates, adverse weather conditions affecting agriculture, commodity and energy prices as well as various other factors. A slowdown in the Indian economy could adversely affect the policy of the Government of India towards our industry, which may in turn adversely affect our financial performance and our ability to implement our business strategy. The Indian economy is also influenced by economic and market conditions in other countries, particularly emerging market conditions in Asia. A decline in India’s foreign exchange reserves may also affect liquidity and interest rates in the Indian economy, which could adversely impact our financial condition. A loss of investor confidence in other emerging market economies or any worldwide financial instability may adversely affect the Indian economy, which could materially and adversely affect our business and results of operations and the market price of the Ordinary Shares.

India has from time to time experienced instances of social, religious and civil unrest and hostilities between neighbouring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy. A number of countries in Asia, including India, as well as countries in other parts of the world, are susceptible to contagious diseases and, for example, have had confirmed cases of diseases such as the highly pathogenic H7N9, H5N1 and H1N1 strains of influenza in birds and swine and more recently, the COVID-19 virus.

Other factors which may adversely affect the Indian economy are scarcity of credit or other financing in India, resulting in an adverse impact on economic conditions in India and scarcity of financing of our developments and expansions; volatility in, and actual or perceived trends in trading activity on India’s principal stock exchanges; changes in India’s tax, trade, fiscal or monetary policies, like political instability, terrorism or military conflict in India or in countries in the region or globally, including in India’s various neighbouring countries; occurrence of natural or man-made disasters; infectious disease outbreaks or other serious public health concerns; prevailing regional or global economic conditions, including in India’s principal export markets; and other significant regulatory or economic developments in or affecting India.

Financial instability in other countries may cause increased volatility in Indian financial markets.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, including conditions in the United States, Europe and certain emerging economies in Asia. Financial turmoil in Asia, United States, United Kingdom, Russia and elsewhere in the world in recent years has adversely affected the Indian economy. Any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector and us. Although economic conditions vary across markets, loss of investor confidence in one emerging economy could cause increased volatility across other economies, including India. Financial instability in other parts of the world could have a global influence and thereby negatively affect the Indian economy. Financial disruptions could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. Further, economic developments globally can have a significant impact on our principal markets. Concerns related to a trade war between large economies may lead to increased risk aversion and volatility in global capital markets and consequently have an impact on the Indian economy. Following the United Kingdom’s exit from the European Union (“Brexit”), there still remains significant uncertainty around the impact of Brexit on the general economic conditions in the United Kingdom and the European Union and any consequential impact on global financial markets.

In addition, China is one of India’s major trading partners and there are rising concerns of a possible slowdown in the Chinese economy as well as a strained relationship with India, which could have an adverse impact on the trade relations between the two countries. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including India, implemented a number of policy measures designed to add stability to the financial markets. However, the overall long-term effect of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. Any significant financial disruption could have a material adverse effect on our business, financial condition and results of operation. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. This could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the Ordinary Shares.

Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.

Our consolidated financial statements is prepared in accordance with IFRS. Yatra India’s financial statements are prepared in accordance with Ind AS or Ind AS 34, as applicable and restated in accordance with requirements of Section 26 of Part I of Chapter III of Companies Act, SEBI ICDR Regulations and the Guidance Note on “Reports in Company Prospectuses (Revised 2019)” issued by ICAI. IFRS differs in certain significant respects from Indian GAAP, Ind AS, U.S. GAAP and other accounting principles with which prospective investors may be familiar in other countries. If our financial statements were to be prepared in accordance with such other accounting principles, our results of operations, cash flows and financial position may be substantially different, primarily on account of timing difference due to different statutory timelines for closure of the financial statements and difference in accounting principles. We have not attempted to explain those differences or quantify their impact on the financial data included in this Annual Report and prospective investors should review the accounting policies applied in the preparation of our financial statements, and consult their own professional advisers for an understanding of the differences between these accounting principles and those with which they may be more familiar. Any reliance by persons not familiar with Ind AS accounting practices on the financial disclosures presented in this Report should be limited accordingly.

A downgrade in ratings of India, may affect the trading price of the Ordinary Shares.

Yatra India’s borrowing costs and access to the debt capital markets depend significantly on the credit ratings of India. India’s sovereign rating decreased from Baa2 with a “negative” outlook to Baa3 with a “negative” outlook by Moody’s and from BBB with a “stable” outlook to BBB with a “negative” outlook (Fitch) in June 2020. India’s sovereign ratings from S&P is BBB-with a “stable” outlook. Any further adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact Yatra India’s ability to raise additional financing and the interest rates and other commercial terms at which such financing is available, including raising any overseas additional financing. A downgrading of India’s credit ratings may occur, for example, upon a change of government tax or fiscal policy, which are outside our control. This could have an adverse effect on our ability to fund our growth on favorable terms or at all, and consequently adversely affect our business and financial performance and the price of the Ordinary Shares.

Yatra India’s ability to raise foreign capital may be constrained by Indian law.

As an Indian company, Yatra India is subject to exchange controls that regulate borrowing in foreign currencies. Such regulatory restrictions limit its financing sources and could constrain its ability to obtain financings on competitive terms and refinance existing indebtedness. In addition, we cannot assure you that any required regulatory approvals for borrowing in foreign currencies will be granted to Yatra India without onerous conditions, or at all. Limitations on foreign debt may have an adverse effect on our business growth, financial condition and results of operations.

If inflation were to rise in India, we might not be able to increase the prices of our products at a proportional rate in order to pass costs on to our clients thereby reducing our margins.

Inflation rates in India have been volatile in recent years, and such volatility may continue in the future. India has experienced high inflation in the recent past. Increased inflation can contribute to an increase in interest rates and increased costs to our business, including increased costs of transportation, wages, raw materials and other expenses relevant to our business.

High fluctuations in inflation rates may make it more difficult for us to accurately estimate or control our costs. Any increase in inflation in India can increase our expenses, which we may not be able to adequately pass on to our clients, whether entirely or in part, and may adversely affect our business and financial condition. In particular, we might not be able to reduce our costs or entirely offset any increases in costs with increases in prices for our products. In such case, our business, results of operations, cash flows and financial condition may be adversely affected.

Further, the Government of India has previously initiated economic measures to combat high inflation rates, and it is unclear whether these measures will remain in effect. There can be no assurance that Indian inflation levels will not worsen in the future.

Further, given the nature of our business, any fluctuation in the value of the Indian rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers’ travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2019, the drop in the average value of the Indian rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Moreover, adverse currency movements arising out of the COVID-19 pandemic may adversely impact our profitability.

We will be subject to increased regulatory scrutiny and may incur additional compliance cost on a consolidated basis, upon completion of Offer, which could materially and adversely affect our business, results of operations and financial condition.

Upon completion of Offer, Yatra India will be subject to additional compliance requirements as required under applicable Indian laws, rules and regulations governing public companies listed on the Indian Stock Exchanges, including listing requirements of Stock Exchanges, rules, regulations, guidelines prescribed by the SEBI, in addition to the various laws, rules and regulations that we are subject to in the United States and in the Cayman Islands. In terms of SEBI ICDR Regulations and SEBI Listing Regulations, Yatra India will be required to disclose the reports pertaining to utilisation of proceeds raised pursuant to Offer, and any deviation from in the actual utilization of the proceeds of the initial public offering.

Laws and regulations, dealing with corporate governance standards applicable to us including rules and regulations prescribed Nasdaq and the SEC may differ materially to those applicable to Yatra India. These differences in disclosure regimes, timelines to make such disclosures, and trading markets may require additional compliance cost including coordination with Yatra India, to ensure that respective shareholders receive accurate, timely and consistent disclosure of information and some of these activities could be difficult, time-consuming or costly and may increase demand on our systems and resources. For instance, compliance with the public reporting requirements, corporate governance standards and associated rules and regulations as applicable to us and Yatra India pursuant to listing of the Equity Shares are expected to increase expenses in the United States and India. Any failure by us or Yatra India to provide accurate, timely and consistent disclosures under respective disclosure and trading regimes could have a material and adverse effect on the trading price of the Equity Shares and Ordinary Shares.

Further, Yatra India will be required to ensure compliance with timelines as applicable to disclosure of information to respective stock exchanges, and any delay in reporting disclosures, or difference in reporting timelines, as per requirements of applicable laws in different jurisdiction may result in inconsistency of information available in the public domain, leading to adverse impact on shares and its trading price.

The listing and trading of the Equity Shares in India will result in increased compliance obligations and costs on a consolidated basis. Further, we and/or Yatra India may face the risks of inquiries, investigations, enforcement actions and other regulatory proceedings by regulatory authorities in these jurisdictions and markets. Any adverse action taken by regulatory authorities on Yatra India in its respective jurisdiction could also result in an investigation, inquiry, or regulatory action on our company.

Further, upon completion of Offer, we and Yatra India may be subject to increased disclosure requirements in relation to our business and/or operations on consolidated basis, which may result in competitive disadvantage or may even result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favour, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and materially and adversely affect our business and results of operations.

A third party could be prevented from acquiring control of Yatra India because of anti-takeover provisions under Indian law which could affect the price of our Ordinary Shares.

There are provisions in Indian law that may delay, deter or prevent a future takeover or change in control of Yatra India, even if a change in control would result in the purchase of the Equity Shares at a premium to the market price or would otherwise be beneficial its shareholders. Such provisions may discourage or prevent certain types of transactions involving actual or threatened change in control of Yatra India. Under the Takeover Regulations, an acquirer has been defined as any person who, directly or indirectly, acquires or agrees to acquire shares or voting rights or control over a company, whether individually or acting in concert with others. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of Yatra India. Consequently, even if a potential takeover of Yatra India would result in the purchase of the Equity Shares at a premium to their market price or would otherwise be beneficial to its stakeholders, it is possible that such a takeover would not be attempted or consummated because of the SEBI Takeover Regulations. Further, certain transactions, including, without limitation, sale of Equity Shares us above certain thresholds, sale of Equity Shares by shareholders holding specified number of shares or voting rights, could be subject to the SEBI Takeover Regulations. Such transactions could require a potential acquirer to undertake an open offer process pursuant to the SEBI Takeover Regulations. Compliances specified under SEBI Takeover Regulations including requirement to make open offer, offer for delisting of the Equity Shares as applicable, disclosure of change in shareholding or voting rights held by acquirer in the company may act as restrictions on our ability to dilute our stake in Yatra India or on Yatra India’s ability to enter into and timely consummate such transactions on favorable terms, which may adversely affect the market price and trading volume of the Equity Shares upon listing and may deter or prevent transactions including dilution of stake by us which otherwise would be beneficial in the interest of Yatra India or its shareholders. Further, in the event the offer to delist is made by an acquirer in terms of SEBI Takeover Regulations and/or SEBI Delisting Regulations, holders of the Equity Shares as of immediately before the completion of the open offer process made by an acquirer under SEBI Takeover Regulations, could refuse to tender their Equity Shares and accordingly may continue to be minority shareholders following the completion of the open offer process. Further, such minority shareholders who refuse to tender their Equity Shares in the open offer could deter an acquirer from acquiring all of the outstanding Equity Shares, which could result in loss of opportunity beneficial to Yatra India, and or its shareholders. Further, in India, takeovers meeting certain thresholds are under the surveillance of the Competition Commission of India and are regulated by CCI to determine if proposed takeover would have an appreciable adverse effect on competition in the relevant market.

Fluctuation in the exchange rate between the Indian Rupee and foreign currencies may have an adverse effect on the value of the Equity Shares, independent of our operating results.

On listing, the Equity Shares will be quoted in Indian Rupees on the Stock Exchanges. Any dividends in respect of the Equity Shares will also be paid in Indian Rupees and subsequently converted into the relevant foreign currency for repatriation, if required. Any adverse movement in currency exchange rates during the time taken for such conversion may reduce the net dividend to foreign investors. In addition, any adverse movement in currency exchange rates during a delay in repatriating the proceeds from a sale of Equity Shares outside India, for example, because of a delay in regulatory approvals that may be required for the sale of Equity Shares may reduce the proceeds received by shareholders. For example, the exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to fluctuate substantially in the future, which may have an adverse effect on the returns on the Equity Shares, independent of operating results, which could have an adverse effect on the price of the Ordinary Shares.

Under Indian law, foreign investors are subject to investment restrictions that limit Yatra India’s ability to attract foreign investors, which may adversely affect the trading price of the Equity Shares.

Under foreign exchange regulations currently in force in India, transfer of shares between non-residents and residents are freely permitted (subject to compliance with sectoral norms and certain other restrictions), if they comply with the pricing guidelines and reporting requirements specified by the Reserve Bank of India, or RBI. If the transfer of shares, which are sought to be transferred, is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions referred to above, then a prior regulatory approval will be required. Further, unless specifically restricted, foreign investment is freely permitted in all sectors of the Indian economy up to any extent and without any prior regulatory approvals, but the foreign investor is required to follow certain prescribed procedures for making such investment. The RBI and the concerned ministries/departments are responsible for granting approval for foreign investment. Additionally, shareholders who seek to convert Rupee proceeds from a sale of shares in India into foreign currency and repatriate that foreign currency from India require a no-objection or a tax clearance certificate from the Indian income tax authorities.

In addition, pursuant to the Press Note 3 of 2020, dated April 17, 2020, issued by the DPIIT, which has been incorporated as the proviso to Rule 6(a) of the FEMA Rules, investments where the beneficial owner of the Equity Shares is situated in or is a citizen of a country which shares land border with India, can only be made through the Government approval route, as prescribed in the consolidated FDI policy circular of 2020 dated October 15, 2020, issued by DPIIT, and the FEMA Rules.

We cannot assure you that any required approval from the RBI or any other governmental agency can be timely obtained with or without any particular terms or conditions or at all.

If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of Ordinary Shares and may have an adverse impact on the price of the Ordinary Shares.

We are a “foreign private issuer” with our Ordinary Shares listed on Nasdaq, and are subject to the Nasdaq continued listing requirements, including meeting the $1.00 minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2), maintaining a minimum of $2.5 million in stockholders’ equity as set forth in Nasdaq Listing Rule 5550(b)(1), meeting the alternative of market value of listed securities of $35 million under Nasdaq Listing Rule 5550(b)(2) or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years under Nasdaq Listing Rule 5550(b)(3), and compliance with Nasdaq Listing Rule 5250(c)(1) to timely file SEC Exchange Act reports, collectively, the Nasdaq Rules.

We cannot assure you that we will continue to be in compliance with Nasdaq’s continued listing requirements. In the event we fail to meet the listing requirements under the Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact liquidity of Ordinary Shares, the price for Ordinary Shares, and may consequently effect the trading and price of Equity Shares. While there are no restrictions under Indian laws on Yatra India from deconsolidating from the Yatra Online, Inc., Yatra India must remain our consolidated subsidiary pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. Yatra India’s charter and those of Asia Consolidated DMC Pte. Ltd. (Singapore) and THCL Travel Holding Cyprus Limited (Cyprus), our direct subsidiaries and Yatra India’s parent entities, limit Yatra India’s ability to raise additional capital and/or undertake a change of control transaction, directly or indirectly, without the ultimate approval of our board of directors and shareholders if the result of such additional capital raise or change of control transaction would result in the deconsolidation of Yatra India from our company. In the event Yatra India ceases to be our subsidiary and is deconsolidated, the Ordinary Shares could be delisted from Nasdaq, we could fail to list our Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares:

●	the liquidity and marketability of Ordinary Shares;

●	the market price of Ordinary Shares;

●	our ability to obtain financing for the continuation of operations;

●	the number of institutional and general investors that will consider investing in Ordinary Shares;

●	the availability of information concerning the trading prices and volume of Ordinary Shares; and

●	the number of broker-dealers willing to execute trades in Ordinary Shares.

Non-compliance with Nasdaq’s continued listing requirements and consequent delisting of Ordinary Shares from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade Ordinary Shares and would negatively affect the value and liquidity of Ordinary Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Further, if our Ordinary Shares are delisted, we would incur additional costs under requirements of state “blue sky” laws in connection with any sales of its securities, and it could severely limit the market liquidity of Ordinary Shares and the ability of our shareholders to sell Ordinary Shares in the secondary market, and it may have an adverse impact on our business, operations, liquidity, and cashflows on consolidated basis.

The Equity Shares have never been publicly traded and may experience price and volume fluctuations following the completion of the Indian IPO, an active trading market for the Equity Shares may not develop and the price of the Equity Shares may be volatile.

Prior to the Indian IPO, there has been no public market for the Equity Shares, and an active trading market may not develop or be sustained after the Indian IPO. Listing and quotation does not guarantee that a market for the Equity Shares will develop or, if developed, the liquidity of such market for the Equity Shares. The Indian IPO price of the Equity Shares is proposed to be determined through a book building process. This price will be based on numerous factors. This price may not necessarily be indicative of the market price of the Equity Shares after the Indian IPO is completed.

The Equity Shares are expected to trade in India on the National Stock Exchange of India Ltd and BSE Limited after the Indian IPO, but there can be no assurance that active trading in the Equity Shares will develop after the Indian IPO, or if such trading develops that it will continue. Investors may not be able to sell the Equity Shares at the quoted price if there is no active trading in the Equity Shares.

There has been significant volatility in the Indian stock markets in the recent past, and the trading price of the Equity Shares after the Indian IPO could fluctuate significantly as a result of market volatility or due to various internal or external risks. The market price of the Equity Shares may be influenced by many factors, some of which are beyond Yatra India’s control, including:

●	the failure of security analysts to cover the Equity Shares after the Indian IPO, or changes in the estimates of our performance by analysts;
●	the activities of competitors and suppliers;
●	future sales of the Equity Shares by Yatra India or its shareholders;
●	investor perception of Yatra India and the industry in which it operates;
●	quarterly or annual earnings or those of Yatra India’s competitors;
●	developments affecting fiscal, industrial or environmental regulations;
●	the public’s reaction to press releases and adverse media reports; and
●	general economic conditions.

We cannot assure you that the offering price of the Equity Shares in the Indian IPO will correspond to the price at which Ordinary Shares trade on Nasdaq in the United States. Any fluctuations in price of Equity Shares, could also impact the trading and price of the Ordinary Shares.

The characteristics of capital markets in the United States and in India are different, which may cause volatility to the market price of the Equity Shares and Ordinary Shares.

The Indian Stock Exchanges and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). Further, Equity Shares will not be interchangeable or fungible with Ordinary Shares traded on Nasdaq, and there is no trading or settlement between either Nasdaq on the one hand, and the Indian Stock Exchanges on the other hand. As a result of these differences, the trading prices of Ordinary Shares and Equity Shares might not be the same, even allowing for currency differences. Fluctuations in the price of the Equity Shares due to circumstances peculiar to Indian capital markets, economic and political conditions including impact of the COVID-19 pandemic on business and operations could materially and adversely affect the price of the Ordinary Shares.

Conflicts of interest could arise between the interests of Yatra India’s shareholders and the interests of holders of the Ordinary Shares, which may impede business decisions that could benefit shareholders.

Upon completion of Offer, conflicts of interest could arise on account of common directors on our Board and Yatra India, and as a result of the relationships between us and Yatra India. Our directors and officers have duties to us and our shareholders under applicable Cayman Island law, which may result in a conflict of interest in allocating potential opportunities, management time, services and other functions between us and Yatra India. Certain directors, officers and key personnel are also officers and key personnel of Yatra India, which may result in competing demands on their time and resources for addressing the requirements of operations and business of our company and Yatra India which may further lead to (i) conflicts of interest, (ii) impede independent business decision making, (iii) result in actions or inactions that are detrimental to business and operation and harm the implementation of the investment objectives. We cannot be sure that directors, officers and key personnel acting on behalf of Yatra India will act in our best interests when deciding on matters relevant for business and operations of our company. We may not be able to resolve conflicts that may arise in future, in a manner which is in best interests of the shareholders of the Equity Shares and Ordinary Shares and can have an adverse impact on our business, operations, and financial position.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market price for Ordinary Shares and Equity Shares and trading volume could decline.

The trading markets for Ordinary Shares and/or Equity Shares will also rely in part on the research reports that equity research analysts publish about Yatra India and our business. While research analysts in India are subject to applicable laws including Securities and Exchange Board of India (Research Analysts) Regulations, 2014, we do not control the analysts and reports published by analysts thereof. If research analysts do not initiate coverage on Yatra India or maintain adequate research coverage of us or if one or more of the analysts who covers us, Yatra India or its business downgrades Ordinary Shares and Equity Shares or publishes inaccurate or unfavorable research about our business, the market price for Ordinary Shares and/or Equity Shares, upon listing, may be adversely impacted. If one or more of these analysts cease coverage of Yatra India or us or fail to publish reports or publish complete, accurate, fair reports in accordance with applicable laws, it could have material adverse impact on our business, operations, market price or trading volume for Ordinary Shares and/or Equity Shares, upon listing.

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

As of March 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired will continue in their positions as directors until our next annual general meeting is held. See “-As a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Yatra Online, Inc. is a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a public company upon the consummation of the Business Combination. Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, and our telephone number at this office is +91- 124-4591700. Our principal website address is www.yatra.com and our other main website is www.travelguru.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report, and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

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

B. Business Overview

Our Company is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest corporate travel services provider and the second largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal 2020. (Source: CRISIL Report). We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2,094,000 tie-ups, as of October 29, 2021 (Source: CRISIL Report).

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 93,500 hotels in approximately 1,400 cities and towns in India and more than two million hotels globally, which is the largest hotel inventory amongst key Indian OTA players (Source: CRISIL Report). To ensure that our service is a “one-stop shop” for travelers, we also provide our customers with access to holiday packages and other activities such as visa facilitation, tours, sightseeing, shows, and events.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. India’s GDP growth is expected to rebound to 9.5% in FY22 from a decline of 7.3% in FY21 due to the impact of COVID-19. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with approximately 700 large corporate customers and over 46,000 registered SME customers and the second largest consumer online travel company (OTC) in the country in terms of gross booking revenue for Fiscal 2020 (Source: CRISIL Report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: B2C (business to consumer) and B2B (business to business which includes business to enterprise and business to agents). We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from over 28,000 travel agents in more than 840 cities across India as of September 30, 2021.

Our business is based on a common technology platform that serves our customers through multiple mobile applications as well as our website www.yatra.com. Our common platform approach provides us with a scalable, comprehensive and consistent user experience across each of our go-to-market channels and helps us innovate effectively. We believe that this approach drives user familiarity with our service and encourages cross sell and repeat usage by our customers, which further enhances customer loyalty for our business. This approach has enabled us to reduce development costs and accelerate “time-to-market” as new features and services can be launched simultaneously across channels. Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation.

Integrated technology platform to innovate and deploy faster
Multi-channel marketplace designed to build customer and vendor loyalty yatra
Multi-channel customer access
Direct-to-consumer
"B2C"
~174M visits[1] ; ~12M customers[2]
Corporate travelers
"B2E"
Corporate customers have more than 7M employees[3]
Travel agents
"B2B"
~28,000 registered agents across India[3]
Complete offerings
Air
7 Domestic carriers
400+ International carriers
Hotels & Lodging
~93,500 Indian properties
plus growing homestays
Holiday packages
Rail, bus, activities, others

1. Data for the 12 months ended September 30, 2021 for flagship brand Yatra.com only and excludes data from B2B businesses

2. Cumulative as of September 30, 2021; does not include data for B2B businesses

3. Approximate count as of September 30, 2021

We define a “visit” as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use “traffic” and “visits” interchangeably in this Annual Report.

We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2021, our web and mobile properties received approximately 129* million visits, a 39% decrease compared to that of fiscal year 2020 partly as a result of the COVID-19 pandemic and partly as a result of the bankruptcy of one of India’s largest airlines in fiscal year 2020 as well as a mix shift in our business. Our mobile applications have been downloaded approximately 23 million times as of September 30, 2021.

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

In order to further strengthen customer loyalty and provide an incentive to the employees of our corporate customers to transact with us as B2C customers, we operate a proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. Our eCash loyalty program acts as a surrogate and fills the loyalty gap that exists across product categories such as air travel (“Air”) and hotels (“Hotel”) in the travel market in India. We currently have over six million eCash registered users on our platform. Historically, over 90% of our customers’ visits have been from direct and organic traffic. We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us.

We believe our brand is among the most well-recognized Internet brands in the Indian travel industry. Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience and meet the changing needs of business and leisure travelers. For example, we have opened up our holidays booking platform to third-party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

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

Adjusted Revenue is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics.”

We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. However during the fiscal year 2021, we witnessed year over year decline of 43% in our mobile traffic as a result of the COVID-19 pandemic.

The installation rate for our mobile applications increased 11% from March 31, 2020 to March 31, 2021. In addition, we receive over 10.8 million online shopper visits on our platform each month.

Unless otherwise specifically stated, the market and industry information and statistics included in the below description of our business is as of March 31, 2021.

Recent Developments

Conflict between Russia and Ukraine

Russia has typically accounted for approximately 2% of India’s foreign tourist arrivals from 2015 to pre-pandemic 2019. Escalating tensions between Russia and Ukraine and any further military incursion of Russia into Ukraine could impact macroeconomic conditions, give rise to regional instability and result in heightened economic sanctions from the U.S. and the international community in a manner that adversely affects our business. This could cause significant disruption in the travel industry, result in lower tourist arrivals, lower bookings, and delays and flight cancellations, any of which could materially and adversely affect our business.

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

Our Approach

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. India’s GDP growth is expected to rebound to 9.5% in FY22 from a decline of 7.3% in FY21 due to the impact of COVID-19. Nevertheless, India’s middle class is still a relatively small fragment of India’s population.

In order to effectively grow our business and serve the various segments of India’s growing middle class, we operate through two go-to-market strategies: B2C and B2B. By using a common technology platform, we believe we are able to effectively target India’s educated urban consumers and have multiple points of contact for marketing additional services to existing customers.

●	Our consumer, or B2C, offerings are provided directly to consumers through our apps and website.

●	Our corporate, or B2B, includes corporate travel and our travel agent business.

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

Distribution Platforms

Our distribution platforms are a combination of our website, mobile applications and network of travel agents as well as call centres specifically for holiday packages. The wide range of our distribution platforms provides us access to Indians traveling domestically or internationally and also to non-resident Indians and others traveling inbound to India and to other countries.

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C and B2B channels. Our customer “touch-points” include our mobile applications, website and call centers as well as ‘embedded’ teams within some of our B2B clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering over 28,000 agents in more than 840 cities across India as of September 30, 2021. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2B customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

(1) Data for the twelve months ended September 30, 2021 for flagship brand Yatra.com only and excludes data from B2B businesses.

(2) Cumulative as of September 30, 2021; does not include data for B2B businesses.

(3) Approximate count as of September 30, 2021.

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

●

Booking: Once a customer has decided to book travel, we offer a range of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms as well as buy-now-pay-later facility through Lazypay.

●

In addition, for international transactions, we use a “Dynamic Currency Converter,” which supports 29 currencies and converts prices from INR to another currency so that international credit cards can be charged.

●

Virtual Assistance: In March 2018 we launched “YUVA”, which stands for Yatra Universal Virtual Assistant. This feature allows the customer to use both voice and text to communicate Yatra support on the go. YUVA is available on desktop, Android and IOS. Supporting various Indian accents, YUVA enables intuitive customer interaction in a relatively human-like way, answering questions related to flight bookings and providing assistance in real time.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

●	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 23 million times.
●	Yatra Web Check-In: An application designed to ease the flight check-in process for travelers.
●	Yatra Corporate: A self-booking application for our business customers.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and as of September 30, 2021, our mobile platforms accounted for approximately 85% of our total consumer visits.

(1) Data for flagship brand Yatra.com only.

Websites

Our websites are a travel platform servicing customers across India and outside India, which allows customers to book travel related products and services. The websites are a single platform to explore, shortlist and book airline tickets, hotels, holiday packages, bus tickets, rail tickets and taxis. We have also developed customizable portals for our corporate customers and travel agents.

Customers can quickly review the pricing and availability of our products and services, evaluate and compare options, and book and purchase such products and services online within a few minutes. For our holiday packages, customers can submit their inquiries through our websites and our sales representatives contact such customers to follow up and process the transaction, if required. In addition to our product and services information, our websites features comprehensive travel advice ranging from basic information to customer reviews for the destinations we cover. Customers may post questions and queries regarding specific products and services and receive timely responses online from customer service representatives, which in turn facilitates their travel planning, product selection, reservations and payments. Customers can also raise complaints about our travel products and services through e-mail or contact us on our customer care number. Our websites have been designed to provide a user-friendly experience to customers and is reviewed and upgraded from time to time.

Mobile Applications

Our mobile applications have been downloaded approximately 23 million times, as on September 30, 2021.

Through our android and iOS based mobile applications, customers can conveniently access all their past and future bookings, check and modify booking details and request for e-tickets and details on text message service. In addition, customers can utilize the web check-in feature for flights on our mobile applications. We also offer discounted travel products and services that are exclusive to users of our mobile applications for limited periods to enhance our mobile user engagement. Further, we also offer an ‘airplane chat’ feature on our android mobile application that allows passengers to communicate with each other.

Transaction on Websites and Mobile Applications

A transaction on our websites and mobile applications generally involves the following steps:

Browse and Search. A customer conducts a search for a particular product/service, or combination of products/services, on our websites or mobile application by defining desired parameters, such as destinations, date, time, product type and number of travelers. We are able to deliver real time information as our web-based booking engine is linked to our suppliers’ systems.

Compare and Select. Our websites and mobile application displays various possible selections and provides additional information about the products and services and also prompts the customer with available special offers or provides additional information about the product. We also provide the customer with information regarding the travel product in details together with photographs as well as reviews and ratings. The customer can sort, refine or rank search results by further defining certain search parameters such as price range, ratings, popularity and amenities.

Order Placement. After a customer has selected a particular option, our websites and mobile application will provide the customer with an opportunity to review details of the travel products and services being purchased and the terms and conditions of such purchase. At this stage, our websites and mobile application connects to our suppliers’ system to confirm the availability and pricing of the product selected. Customers are also shown options to purchase travel insurance and other related ancillary value added services at this stage.

Payment. After placing the order, the customer will be directed to the payment webpage. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. Customers can also deduct the purchase price of our travel products and services by using our coupons and travel vouchers. In order to simplify the booking process for customers, our websites and mobile applications do not require prior customer registration in order for the purchase to be completed. Electronic confirmations are sent to the customer’s e-mail addresses or mobile phones and the customer can use the itinerary management function on our websites to check the booking details as well as amend or cancel the bookings.

Travel Agent Network

Our travel agent network has access to Yatra’s customized portal, which allows them to offer their customers our various product and services. We believe this allows us in addressing the needs of a large and fragmented market of travel agents as well as in reaching customers in smaller markets, within the Tier II and Tier III cities. We have a wide network of travel agents of more than 28,000 travel agents registered with us across almost all major cities in India, as of September 30, 2021.

The travel agents registered with us can access our websites enabling them to sell our full portfolio of travel products and services to their customers. We enter into agreements and contracts with such registered agents and also take deposits from them at the time of registration in certain situations. These travel agents earn commissions from us depending on the volume and type of travel products and services sold. We also pass- through cost benefits to agents on the promotional offers received from airlines. In addition, our travel agent network has continued engagement with us through regular meetings and e-mails. We believe our network is attractive to travel agents as we provide access to a wide range of travel products and services which such agents may not be able to access cost-effectively or at all. Further, our travel agents’ network allows us to expand our footprint and distribution network in India in a cost-effective manner.

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our platforms and improve the rate at which visitors become customers.

We have invested in developing and promoting our brand, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. Traditional or offline channels include print, radio, television, mass media campaigns, and short messages as well as through our call centres. Online marketing includes search engine marketing and other innovative digital marketing tools, such as search engine monetization, viral marketing and online display banners; other advertising networks, including mobile advertising partners; search engine optimization and display advertising on websites along with e-mails. Social media marketing incudes continuous engagement on social media platforms. In particular, our presence in online social media enables us to grow and maintain engagement with our targeted customers. Our advertising and sales promotion expenses accounted for 31.09% of our Gross Booking Revenues in Fiscal 2021.

Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers including certain women centric marketing campaigns that we have introduced recently. As part of our cross- marketing effort, we have entered into arrangements with various banks and payment gateways offering promotions for purchase of tickets on our websites and mobile applications platforms.

A recently conducted Nielsen study ranked us second among all travel brands in the country behind the MakeMyTrip-Goibibo group. Our total awareness score of 63 puts us well ahead of our Indian peers such as Cleartrip, Easemytrip and Ixigo.

Figures in %

Significantly higher/ lowers at 95% CI as compared to Overall

TOTAL AWARENESS

- ***6 in 10 consumers*** *are aware of Yatra – marginally* ***higher among past travellers***
- *Almost every consumers* ***are aware of Makemytrip & Goibibo*** *– comparatively strong among* ***intending travellers***

TOTAL AWARENESS
97
63
57
49
46
41
35
31
13
50

Base - 1515	Makemy Trip & Golbibo	Yatra.com	Bookings.C om	Cleartrip	Easemy Trip	Expedia	Agoda	Ixigo	Intermiles	Others
Total Spontaneous Awareness (TOM + OTHER SPONT)	93	41	37	29	25	26	21	10	2	50
PAST TRAVELLERS *Base = 906*	92	43	35	29	21	31	21	11	3	49
INTENDERS *Base = 607*	95	39	42	29	29	19	20	8	0	51

Others include – Trivago, IRCTC, Paytm, Redbus, Oyo, Airbnb, Tripadvisor, Travelguru, Myntra, Amazon, Flipkart, Chatterpe, Cox&K ings, Musafir, Thomascook, Abhibus, AirIndia, Bookmytrip, GoDaddy, Indogo, Skyscanner, Tripodeal, via.com

The data has been compared within cities for significant testing

Q15. Please mention that ONE brand which come to your mind when we think of online travel booking related websites/ apps?
Q16. Which other brands of online travel booking related websites/ apps can you think of?; Q19. Which of the following brand s of online travel booking related websites/ apps are you aware of?

TOM – Top of Mind Recall

In terms of Top-Of-Mind recall, we were more than 3x ahead of our Indian peers - Cleartrip, Easemytrip and Ixigo.

Our Products and Services

We offer a comprehensive range of travel and travel-related products and services catering to the needs of passengers traveling domestically, as well as traveling to and from international destinations. We provide customers with various tools and information that they need to research, plan, book and purchase travel products and services in India as well as outside India. We offer our products and services online through our websites and mobile applications, and use data and analytics to personalize the customer experience on our websites and mobile applications, based on past searches and purchasing history, which we believe increases engagement and likelihood of purchase.

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

Our products and services are organized primarily in the following segments: (i) airline tickets, which consists of the sale of airline tickets as well as airline tickets sold as part of the holiday packages; (ii) hotels and holiday packages, which consists of standalone sales of hotel rooms as well as travel packages (which may include hotel rooms, cruises, travel insurance and visa processing); and (iii) other services, which consists of rail tickets, bus tickets, taxi rentals and ancillary value added services such as travel insurance, visa processing and tickets for activities and attractions.

Air Ticketing

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. We provide our customers with access to 7 domestic airlines, as well as over 400 airlines for international travel. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go First, IndiGo, SpiceJet, Vistara, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

Our airline ticketing business provides comprehensive information and options to consumers. Our comprehensive and integrated platform is designed to allow customers to use customizable search and filter options to list, make selections and execute transactions, all in a seamless fashion. Customers can search and sort by date, airline, class of travel, fare price, origin, destination, and number of stops, and our search results can be enhanced by our customers’ recent searches, history and preferences.

We earn commissions and incentives from airlines for tickets booked by customers through our various sales channels. We either deduct commissions at the time of payment of the fare to our airline suppliers or we collect our commissions from our airline suppliers. Incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets and receive fees from our GDS service providers based on the volume of sales completed by us through GDS. Revenue from airline tickets sold as part of packages is eliminated from our Air Ticketing revenues and added to our Hotels and Packages revenue. In addition, we also earn revenue from convenience fee, cancellation service charges, rescheduling charges and advertisement revenue that we may charge along with the travel booking.

During the year ended March 31, 2021, air passengers booked declined by 68% year over year and air gross bookings declined by 83% over the same period primarily due to the COVID-19 pandemic.

Gross bookings[1,2]
(INR million)
CAGR – 30%
Impact of EBIX Merger related restrictions and Covid
57,562
79,156
97,638
77,411
13,002
FY17
FY18
FY19
FY20
FY21

Air passengers booked[1,2]
(In '000s)
CAGR – 22%
Impact of EBIX Merger related restrictions and Covid
6,869
8,875
10,163
8,179
2,623
FY17
FY18
FY19
FY20
FY21

Adjusted revenue[1,2]
(INR million)
CAGR – 20%
Impact of EBIX Merger related restrictions and Covid
3,657
5,013
5,708
3,958
1,487
FY17
FY18
FY19
FY20
FY21

(1)	Data for flagship brand Yatra.com only and excludes data from B2B businesses
(2)	Please refer to “Item 5. Operating and Financial Review and Prospects—Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

Hotels and Packages

Hotels

As of September 30, 2021, our customers can review and book flights on all major Indian and international airlines, and accommodations at approximately 93,500 hotels and homestays in approximately 1,400 cities and towns in India as well as more than 2 million hotels around the world. In fiscal year 2021, more than 500K standalone hotel room-nights were booked through our platforms, while more than 350,000 room nights have been booked in April to September 2021.

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

We believe that Yatra has India’s largest hotel inventory with approximately 93,500 properties on our platform, especially in the key “budget” category in Tier 2 and Tier 3 cities that matches Indian consumers’ preferences.

Yatra's ~ 94k units by market segment[1,2,3,4]

Yatra's ~ 94k units by market segment[1,2,3,4]

yatra
~ 94k hotels
Competition
~55k hotels2
64.2k
25.2k
4.1k
Sep-21
Yatra's premium hotels
Yatra's mid-segment hotels
Yatra's budget hotels

(1)	Management estimates, as of September 30, 2021
(2)	Management estimates from company website, press articles, and filings
(3)	Includes approximately 13,627 homestay accommodations
(4)	Premium hotels include 4 and 5 star accommodations; mid-segment hotels include 3 star accommodations and budget hotels include all other accommodations (including homestay accommodations)

Holiday Packages

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumer, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have over 520 holiday packages to destinations within India, Asia, the Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. We also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

Gross bookings[1,2]
(INR million)
CAGR – 13.8%
Impact of EBIX Merger related restrictions and Covid
FY17
FY18
FY19
FY20
FY21

Room nights booked[1,2]
(In '000s)
CAGR – 30%
Impact of EBIX Merger related restrictions and Covid
FY17
FY18
FY19
FY20
FY21

Adjusted revenue[1,2]
(INR million)
CAGR – 28%
Impact of EBIX Merger related restrictions and Covid
FY17
FY18
FY19
FY20
FY21

(1)	Numbers for fiscal year 2019 include TCIL performance for two months.

(2)	Please refer to “Item 5. Operating and Financial Review and Prospect-Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

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

Activities

Launched in July 2016, we listed more than 2,300 activities inside and outside India as of September 30, 2021. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Yatra Freight

In October 2020, we launched a new end-to-end freight forwarding business, which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. Despite the pandemic, we have rapidly scaled up this business over the past few months and we believe this business has the potential to be even bigger than corporate travel over the long-term. As on September 30, 2021, we have a team of 211 seasoned freight and logistics industry professionals. The freight platform that we are building has the potential to be a global product and we believe it will enable us to deliver multiple years of strong growth.

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

Our Strengths

We believe the following combination of attributes of our company distinguishes us from our competitors:

Trusted Online Travel Brand with a proven track record and targeted marketing strategy

“Yatra,” which is the Hindi word for “Journey,” is one of India’s most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India’s Ministry of Tourism, The Economic Times Brand Equity’s Most Trusted Brand Survey 2016, Travel and Hospitality’s Most Outstanding Travel Company, National Tourism Award for “Best Domestic Tour Operator” in Category I (Rest of India) & “Best Inbound Tour Operator” for 2017-18 and the CNBC Awaaz Travel Award.

The strength of the brand is reflected in the fact that over 90% of our total traffic has come from direct and organic traffic (which are visitors who enter our website through unpaid search results without any intermediary) for Fiscal 2020 and 2021 (Source: CRISIL Report). To further strengthen the brand, we have, from time to time, signed up some of India’s leading celebrities as our brand ambassadors in the past.

The strength of our brand has increased significantly over the years. Our mobile applications have been downloaded approximately 23 million times.

We incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions, which are detailed as below:

			(in INR thousand)
Description	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Customer inducement and acquisition costs^	809,587	1,486,371	3,571,451
Marketing and sales promotion expenses^^	79,584	196,209	809,996
Total	889,179	1,682,580	4,381,447

^ Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives

^^ Marketing and sales promotion expenses include online, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers. As part of our cross-marketing efforts, we have entered into arrangements with various banks and payment gateways, to offer promotions and discounts on the purchase of tickets on our websites and mobile applications platforms in addition to also providing cash-back options. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third- party online payment platforms. We have also entered into alliances with various brands, for cross- marketing our products and services. We believe our marketing strategies have increased our brand awareness, driven potential customers to our platforms and improved the rate at which visitors become customers.

Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers

We have designed a unique “go-to-market” strategy that is a mix of B2C and B2B. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. We are India’s largest corporate travel services provider and the second largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for Fiscal 2020. (Source: CRISIL Report). We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and our eCash program furthers customer loyalty across channels, builds a diversified customer base. These channels enable us to provide end-to-end travel solutions for passengers travelling domestically and internationally.

B2C Channel. Our B2C distribution channel commenced operations in 2006 and focuses on the growing Indian middle class population and their increasing travel requirements, and provides them with travel products and services through our websites and mobile applications. The largest category of customers for online travel agencies is the B2C segment, i.e., direct or retail customers, that use online platforms for bookings, who accounted for approximately 52% to 62% of the overall online travel agencies’ net revenue in Fiscal 2021 (Source: CRISIL Report).

B2B Channel. Our B2B channel includes corporate travel and our travel agent business.

Corporate Travel: Our corporate travel business commenced operations in 2013 and we provide an end-to-end SaaS-based travel solution to corporates. Our corporate platform integrates with the corporate customers’ ERIS and ERP platforms and provides a one-stop-shop solution for all their travel needs. Our hybrid approach of a self-book model and onsite customer support allows our Corporate customers to seamlessly enforce their travel policy at the system level to ensure better compliance and cost control and in addition also enables us to provide “high touch” service if required. We also utilize data and analytics to offer our corporate customers a personalized experience on our website and App. As of September 30, 2021, we had approximately 700 large corporate customers and over 46,000 registered SME customers. B2B segment in the Indian OTA is expected to grow at CAGR of 12% to 14% (Source: CRISIL Limited)

Travel Agents: This business segment helps us reach customers in smaller markets (Tier 2 and Tier 3 cities) where iinternet penetration has traditionally been lower. It provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from travel agents located across India. As of September 30, 2021, we had over 28,000 travel agents registered with us across most major cities in India. Our network of travel agents has allowed us to expand our footprint and distribution network in India

Our distribution channels are supported by a hybrid platform, which is a combination of our websites, mobile applications and network of travel agents across India as well as call centres. We have developed streamlined software across our distribution channels, which provides us with multiple points of contact for marketing additional travel products and services to existing customers.

Large and Loyal Customer Base

We have served approximately 12 million cumulative travel customers as of September 30, 2021, with over half of them having signed up for our eCash loyalty program. Our websites, and mobile applications have been designed to provide customers with flexibility in choosing travel options. We recorded a Booking Success Rate of 98.7% on our websites and mobile applications in the B2C channel for domestic transactions in April to September 2021.

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support.

In our corporate travel business, we have served approximately 700 corporate customers where our customer retention rate has improved from approximately 96% in fiscal year 2020 to approximately 97% in fiscal year 2021 and approximately 98.50% for six months ended September 30, 2021.

We think of our corporate business as a “Platform” which provides us an opportunity to leverage our strong and long standing relationship with our corporate customers to cross sell other products such as Expense management and Freight management.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the needs of both domestic and international travelers. We have aggregated a comprehensive travel-related inventory in India, which includes access to all major domestic and international airlines operating within India [Source: Industry Report] and a hotel network that includes approximately 93,500 domestic hotels and approximately 1,400 cities in India. In addition to airlines and hotels, we also provide our customers with access to holiday packages, buses, cabs, trains and other services such as visa facilitation, tours, sightseeing, shows, and events. This comprehensive selection of travel-related services makes us a “one-stop shop” for our customers’ business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

We have the largest inventory of domestic hotels in India with approximately 93,500 properties on our platform and we act as a supplier to some of the largest global and domestic online travel and corporate travel management companies. Post COVID, we introduced our Clean Pass initiative to better aid Corporates and retail customers in their selection process. ‘Clean Pass’, is an initiative to ensure safety measures are adopted by our partner hotels, cabs and bus service providers. A ‘Clean Pass’ for hotels includes safety measures such as sanitization of room and common areas, wearing of masks and gloves by staff, having the Aarogya Setu app, regular temperature checks, room sanitization in front of the guests during check-ins besides others. We have approximately 12,700 hotels that have been registered with ‘Clean Pass’.

Integrated Technology Platform

We utilize a single data center with an active data center backup in a separate location and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms. The technology stack includes Java, MySQL, MongoDB, Redis, Memcache, jQuery with a 3-tier service-oriented architecture for horizontal scale, performance and flexibility. We leverage and contribute to open source technologies, leading to faster innovation, development and cost-efficiencies.

We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low-cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues. We have also developed a common user interface platform that ensures a single common user view across B2C and B2B channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us.

In order to ensure smooth integration of our inventory, we have a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform presents a set of reusable services that allow third-party suppliers or travel services to manage and sell those services on yatra.com directly to consumers. This platform includes vendor management, seller-buyer-user communication service, provision of content, inventory and pricing management and product life cycle management services.

Our corporate travel solution for enterprises is a tightly integrated SaaS platform. For each corporate customer that uses our platform, we are tightly integrated with the customer’s ERIS and ERP platforms, thus creating a large moat around our corporate business. Our Corporate SaaS platform also comes with self-book capabilities, available both on mobile and desktop. Self-book functionality helps enforce a corporate’s travel policy at the system level and prevents opex leakage thus having a positive impact on the customer’s bottom-line.

Our integrated platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat usage by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our corporate travel customers to transact with us as B2C customers, we operate our proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. In India, majority of the airlines don’t have a mileage program and similarly a large number of hotels don’t offer a loyalty program. Our eCash loyalty program acts as a proxy and fills the loyalty gap that exists across product categories such as Air and Hotel. We currently have over 6 million eCash registered users on our platform.

In-house Advanced Technology Infrastructure. We have a dedicated in-house technology team focused on developing a secure, advanced and scalable technology infrastructure and software. We believe this has enabled us to better manage our product and service offerings and improve operating efficiencies by integrating our sales, delivery and customer service functions. Our in-house technology team has enabled us to continuously strengthen our scalable technology infrastructure, support customer focused initiatives, introduce innovative services and solutions, and improve our product and service delivery, which we believe has enabled us to maintain high levels of customer satisfaction our grow our market share. As of September 30, 2021, our technology team included 110 employees with technology backgrounds and with domain expertise focused on evolving technologies focused on our various product and service verticals.

Since the start of the pandemic in March 2020, we have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation and refund of bookings. This automation has been deployed on Web, app and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

Data Analytics Capabilities. We believe that our focus on a strong technology platform, our large customer base and growing market share, and our data analytics capabilities allow us to prioritize search results and provide customer-relevant information in a simple and intuitive interface. Our technology infrastructure enables us to gather and analyze customer behavior and related data based on past searches and purchasing history, to continuously improve our marketing and customer acquisition initiatives, as well as our inventory management processes. Our data analytics capabilities allow us to effectively identify customer requirements and understand market trends and accordingly modify our product and service offerings and our customer interface. In order to provide customized product and services to customers, our data analytics also focuses on the customer’s individual taste and travel priorities.

Seasoned Management Team with Track Record of Success

We are a professionally managed company established by seasoned travel professionals. Our senior management team comprises of industry executives with deep roots in the travel industry combining over 90 years of accumulated experience having previously worked with companies such as Ebookers.com, Ford Motors, Arthur Andersen and Carlson Wagonlit. Our founders are actively involved in our operations and have been instrumental in implementing our growth strategies since incorporation We believe that our management’s expertise, industry relationships, and experience in identifying, evaluating and executing on new opportunities provide us with opportunities to grow organically and through strategic acquisitions that complement or expand our existing operations.

Our Growth Strategy

The key elements of our long-term growth strategy include:

Growth in the customer base using cost-effective technology solutions

We intend to grow our customer base by continuing to provide business and leisure travelers, a seamless and integrated technology platform that meets all their travel needs. Our corporate customers collectively employ approximately 7 million workers who we believe form part of a vibrant, fast-growing customer base with disposable income. These employees constitute a target customer base of approximately 28 million customers, assuming an average family size of four people. In this endeavour, we have also introduced a loyalty program to incentivize employees who transact with us on our corporate travel platform to cross-pollinate and transact with us for their personal travel needs on our B2C platform. This cross-pollination enables us to service this audience in a cost effective way while ensuring increasing ARPU (Average Revenue Per User).

(1)	Cumulative as of September 30, 2021; does not include data for travel agent businesses.

Grow “Share Of Wallet” With Existing Customers-Leverage our Multi-Channel Approach and Our Loyalty Programs

A number of initiatives have been developed and incorporated in the platform that help us drive and reward customer loyalty. These are specifically targeted on B2C and B2B channels, where we have integrated features, such as (a) loyalty programs (eCash); (b) additional features on the product level to ensure comprehensive travel solutions coupled with value added services and (c) to incentivize our corporate travel customers to utilise our services for their travel needs.

Our eCash program was launched in 2014 to reward customers for repeat purchases. Since inception, over 6 million customers have registered for our eCash program. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Since the eCash program was launched, we have seen a significant impact of this program on our business. We plan to continue to use eCash program as an incentive to drive repeat rates from our B2C customers and to incentivize B2B customers to transact with us on the B2C platform.

Further Strengthen our focus on Corporate business

As of September 30, 2021 we had approximately 700 large corporate customers and over 46,000 SME customers on our platform. Since 2013 we have invested in building an inhouse SaaS (Software-as-a-service) platform for corporate services. These services are currently closely integrated on the platform include travel and expense. Our SaaS platform allows us to onboard a new customer using our standardized product within a 3-week timeframe.

The corporate travel market is expected to grow at a CAGR of 12-14% between Fiscal 2020 to 2025 to reach Rs. 62-66 billion in Fiscal 2025 from Rs. 33-37 billion in Fiscal 2020 (Source: CRISIL Report). We believe our leadership position in corporate travel, our integrated technology platform and our speed to market in bringing customers onboard gives us a distinct advantage over the competition.

We recently launched a freight forwarding business called Yatra Freight to further expand our corporate service offerings. We have existing supplier relationships with the airlines as a result of our B2C and B2B travel business and we also have corporate relationships with some of the largest pharma and manufacturing companies in India in our corporate travel business who are also some of the biggest users of freight services. We propose to continue to leverage our corporate and supplier relationship to offer more solutions to our corporate clients. By leveraging Yatra’s robust relationship with air-carriers, Large Corporate and SME customers we will be able to provide a technology-enabled digital freight forward platform which will cover Ocean Freight, Surface Logistics and Air Cargo.

Invest in Technology-“One-Stop Shop” For All Travel Needs

We believe that Technology is a significant differentiator and driver of the franchise that we have built. We have invested significant amount of times, capital and effort on what we believe is a market leading technology platform. These efforts include:

● Creating a real-time and fully integrated B2C Booking Platform which aggregates & integrates airline inventory with customer access in a seamless way. `

● Aggregating Corporate Travel demand through a dedicated and integrated into ERP/ ERIS systems of the corporates

To ensure that Yatra remains a market leading Travel-Technology platform, we will continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a ‘one-stop-shop’ for our customers when it comes to travel and travel related products. Given our focus on sustainable growth, which means that we do not intend to rely on aggressive promotions and discounts to grow our business, innovation is a key driver for our business as it enables us to provide our customers with a differentiated high quality offering. In order to provide customers with selection and choice, we have launched a marketplace platform that enables us to sell our own inventory as well as the inventory of third-party vendors and we intend to launch similar innovative platform enhancements in the future.

We adopt a platform approach in our corporate business by offering our full suite of travel products such as air, hotel, bus, rail, cabs and insurance on a common technology platform. Additionally we have also added capabilities in adjacent business such as expense through a partnership with Zaggle that can drive further growth in the Corporate vertical. Additionally we recently began offering Freight forwarding services to our existing corporate customer base further demonstrating cross-sell opportunities within our platform.

Leverage our existing travel agent network in Tier II and Tier III cities

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

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our travel agent business, particularly our international Air Ticketing for small and medium scale enterprises. In 2012, we acquired the Travelguru group of companies from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several “acqui-hires,” including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in ATB and the corporate division of PL Worldways known as Travel.co.in Limited, or TCIL, which further reinforced our leadership position in the B2B travel segment. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

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

Hotels

We have a hotel network of approximately 93,500 hotels and more than 500K hotel room-nights were booked through our platforms in fiscal year 2021 while more than 350,000 room nights have been booked in April to September 2021. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Freight Forwarding Business

In October 2020, we launched a new end-to-end freight forwarding business, which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. Despite the pandemic, we have rapidly scaled up this business over the past few months and we believe this business has the potential to be even bigger than corporate travel over the long-term. As on September 30, 2021, we have a team of 211 seasoned freight and logistics industry professionals. The freight platform that we are building has the potential to be a global product and we believe it will enable us to deliver multiple years of strong growth.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips-before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have approximately 100 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four week induction and training program for our employees, which is managed by our in-house training team.

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

Since the start of the pandemic in March 2020, we have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation and refund of bookings. This automation has been deployed on Web, app and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. These automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

Technology and Data

Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation. We utilize an on-premise data center with a hybrid setup and ability to scale into a public cloud on-demand, an active backup on public cloud. We utilize cloud services with the ability to restore all site operations within 48 hours in case of a complete shutdown. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms.

The technology stack includes Java, MariaDB with Galera Cluster, MongoDB, Redis, Aerospike, jQuery, React, ELK with a multi-tier service-oriented containerized architecture for horizontal scale, performance and flexibility. We leverage and contribute to open source technologies, leading to faster innovation, development and cost-efficiencies. We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues.

We have also developed a common user interface platform that ensures a single common user view across B2C and B2B channels and a single customer/client interface on both the web and mobile interfaces so that users have a consistent experience irrespective of the channel via which they come to us. In order to ensure smooth integration of our inventory, we have launched a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travelers with a wider selection of products and services on a single platform. This platform presents a set of reusable services that allow third-party suppliers or travel services to manage and sell those services on www.yatra.com directly to consumers. This platform includes vendor management, seller-buyer-user communication service, provision of content, inventory and pricing management and product life cycle management services.

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

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., CWT, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., MakeMyTrip Limited, Cleartrip Private Limited, Easy Trip Planner Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Pvt. Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Pvt. Ltd. and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

Large, established Internet search engines with a global presence and meta search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Meta search sites, including TripAdvisor Inc., Trivago NV, and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com and Oravel Stays Pvt. Ltd. which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer to peer inventory sources could affect the demand for our services in facilitating reservations at hotels.

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

We also face increasing competition from widely used search engines, including Google, Bing and Yahoo!. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Efforts undertaken by search engines in appealing the customers by various travel products, as well as possible future developments in such offerings in travel sector, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various offices in India. In addition, we have insurance policies of approximately US$ 15 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have also purchased key man insurance, professional indemnity insurance, public liability insurance, fidelity insurance and work injury compensation insurance for Yatra India. In addition to the above, we have taken standard medical policies and group personal accident policies.

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

Termination of Ebix Merger Agreement

On June 5, 2020, we provided to Ebix, a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash and filed a Complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an Extension Agreement executed by the parties on May 14, 2020. The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. In addition, we have also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. The opening arguments concerning the motion to dismiss were held on May 17, 2021 and the Court has up to 90 days to decide on the matter. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurance that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects. See “Item 3. Key Information - D. Risk Factors - Risks Related to the Termination of the Merger with Ebix - The termination of our Merger with Ebix, and related legal proceedings, may materially and adversely affect our results of operations and share price.”

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-17

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2010-17

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

Service Tax Show Cause and Demand Notice-November 2005 to October 2006

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-11

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

Service Tax Show Cause and Demand Notice-October 2012 to October 2013

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

Assessment Year 2015-16

In April 2017, we were issued a notice by the Indian income tax authorities for scrutiny of assessment year 2015-16. We have submitted the required information to the concerned authorities. In June 2017, we were issued a notice in connection with the assessment of the Assessment Year 2015-16 requiring to produce certain documents information on July 12, 2017. We have submitted the required information to the concerned authorities.

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-12

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2010-14

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

Assessment Year 2018-19

In November 2020, we were issued a notice by the Indian income tax authorities that we requring furnish information electronically on or before December 1, 2020. The required information has been submitted with the department. The Assessment order is still pending from the concerned authorities

Service Tax Intimation for audit of fiscal Years 2015-16 - 2017-18 (upto June; 2017)

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2005-12

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

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

In February 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the period July 2017 - March 2018 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 8.45 million. We have submitted our reply to notice in March 2021. There is no further update from department.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries:

Organization Structure

* Certain Terrapin 3’s founder stockholders own Class F shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc.

**Network18 Media and Investments holds 0.99% and Vistra ITCL (India) Limited acting as trustee for Pandara Trust I holds 0.38% of Yatra Online Limited (Formerly known as Yatra Online Private Limited).

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 77,762 square foot facilities across 10 cities, including approximately 47,759 square feet in Gurgaon, approximately 10,239 square feet in Mumbai, approximately 4,615 square feet in Bangalore, approximately 3,450 square feet in Hyderabad and 600 square feet in Delhi.

Outside of India we have leased an office in Singapore.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information-A. Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, “Item 3. Key Information - D. Risk Factors - Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition” and other risks described in “Item 3. Key Information - D. Risk Factors,” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 12 million travelers that have booked their travel through us as of September 30, 2021.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 93,500 hotels and homestays in approximately 1,400 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to over 520 holiday packages and more than 2,300 other activities such as tours, sightseeing, shows, and events.

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

Recent Developments

Conflict between Russia and Ukraine

Russia has typically accounted for approximately 2% of India’s foreign tourist arrivals from 2015 to pre-pandemic 2019. Escalating tensions between Russia and Ukraine and any further military incursion of Russia into Ukraine could impact macroeconomic conditions, give rise to regional instability and result in heightened economic sanctions from the U.S. and the international community in a manner that adversely affects our business. This could cause significant disruption in the travel industry, result in lower tourist arrivals, lower bookings, and delays and flight cancellations, any of which could materially and adversely affect our business.

COVID-19 Pandemic

The COVID-19 pandemic is having an unprecedented and damaging impact on the travel industry as countries worldwide impose lockdowns and travel restrictions to control the spread of the virus. The uncertainty about the evolution of the pandemic and related travel restrictions is also negatively affecting the hospitality and travel industry planning and operational efficiency.

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

As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. It is expected that domestic airline passenger traffic for Fiscal 2022 to rise approximately 45-50% over fiscal 2021. Domestic passenger traffic is estimated at around 200-220 million in fiscal 2026, with the recovery in traffic from Fiscal 2020. International passenger traffic to record approximately 70-80% optical growth in Fiscal 2022 and would take a couple of years to recover to pre-Covid-19 levels, with an estimated traffic of 80-85 million passengers by fiscal 2026. (Source: CRISIL)

We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. We have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on the business.

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

Changes in Our Business Mix and Net Margins. We generate revenue primarily through two main lines of business: (1) Air Ticketing and (2) Hotels and Packages. Income from the sale of Airline Tickets, including commission, incentives and fees, is recognized on a net commission earned basis. In our Hotels and Packages business, income from hotel reservations, including commissions and incentives, is recognized on a net commission earned basis. Our Hotels and Packages business has historically yielded higher margins than our Air Ticketing business. In Fiscal years of 2019, 2020 and 2021, we generated 71.71%, 71.16% and 38.81% of our revenues from operations from Air Ticketing, 11.05%, 12.48% and 45.66% of our revenues from Hotels and Packages, respectively. Our net margin from Hotels and Packages business in Fiscals 2019, 2020 and 2021 were 13.9%, 9.9%, and 20.6% and our net margin from Air Ticketing business in Fiscals 2019, 2020, 2021 were 5.8%, 5.1% and 11.4%. We believe that as a result of the fragmented nature of the Hotels and Packages segment, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Our capacity additions in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

Cost Efficiently Attracting New B2C Customers Through the B2E Channel and Expansion of Customer Base. Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ approximately 7 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

Ability to Enhance Operating Efficiency through Investments in Technology. Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. Our business is based on a single common technology platform that serves our customers through multiple mobile applications as well as our website www.yatra.com. Our single common platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. Our technology also contributes to the conversion of our business travelers to leisure travelers by creating a single and familiar platform as well as enabling loyalty programs such as our eCash program, available across all our channels and offerings. Going forward, we intend to continue to prudently invest resources in technology in a cost-effective manner to support the long-term growth of our business.

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

Inorganic Growth through Strategic Acquisitions. In addition to the organic growth of our operations, we have a track record of inorganic growth through strategic acquisitions that supplement our business verticals. In 2010, we acquired TSI Yatra Private Limited in order to expand our B2B2C business, particularly our international Air Ticketing for small and medium scale enterprises. Pursuant to share purchase agreement dated June 27, 2012, we acquired 100% stake in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited from TG India Holdings Company and Travelocity.com Private Limited. Further, pursuant to share purchase agreement dated July 20, 2017, as amended, our Company acquired 100% stake in Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited). Our Company has also acquired 100% stake in Travel.Co.In Private Limited, pursuant to share purchase agreement dated February 8, 2019 and acquired, the travel business of PL Worldways. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in ATB and the corporate division of PL Worldways known as Travel.co.in Limited, or TCIL, which further reinforced our leadership position in the B2E travel segment. We expect to continue making acquisitions and entering into new business ventures or initiatives as part of our strategy. We believe that the effect of our acquisitions and the consolidation of the acquired entity’s financial results in our consolidated financial statements will strengthen our financial performance. Given the fragmented nature of the travel industry, there exist opportunities for consolidation. Our successful and timely integration of such acquisitions will enable us to capture relevant synergies both from a technological and bottom line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

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

Operating Segments

In accordance with IFRS 8-Operating Segments, the operating segments used to present reportable segment information are identified on the basis of internal management reports used to allocate resources to the segments and assess their performance. A reportable segment is a component of our company that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of our other components.

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

Our total income comprises: (i) revenue from operations; and (ii) other income.

Revenue from Operations

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

Other Revenue. Our other revenue primarily comprises of advertising revenue, revenue from sale of coupons & vouchers, income from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies, being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis, as we do not assume any performance obligation post the confirmation of the issuance of the ticket to the customer. Revenue from services, comprising air, sea and road freight forwarding is recognized by reference to the stage of completion, which is measured as time elapsed of total expected time to render the service for each contract.

Other Income

Other income includes (i) interest income that comprises (A) interest income earned on bank deposits; and (B) other interest income; (ii) other income that comprises primarily: (A) gain on on sale of property, plant and equipment (net); (B) Unwinding of discount on other financial assets; (C) gain on termination/ rent concession of leases; (D) government grant; (E) Miscellaneous income.

Expenses

Our expenses comprise: (i) service cost (ii) employee benefits expense; (iii) marketing and sales promotion expenses; (iv) depreciation and amortisation expense; (v) impairment of goodwill and intangible assets; (vi) finance cost; and (vii) other expenses.

Service Cost

Service cost primarily consists of costs paid to hotels and package suppliers and air suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms, air tickets, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transport costs.

Employee Benefit Expenses

Employee benefits expense comprise: (i) salaries and wages; (ii) contribution to provident and other funds; (iii) staff welfare expenses; and (iv) employee compensation expense.

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

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

The Group receives upfront fee from Global Distribution System (“GDS”), providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue under contract liabilities. The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives and select loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

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

Determining the lease term of contracts with renewal and termination options-Group as lessee

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

Property lease classification-Group as lessor

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

	Fiscal Year Ended March 31,
	2019		2020
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	9,358,580	100.0	7,259,355	100.0
Other Income	263,785	2.8	159,631	2.2
Service cost	4,282,803	45.8	2,922,929	40.3
Personnel expenses	2,550,214	27.3	1,777,273	24.5
Marketing and sales promotion expenses	809,996	8.7	196,209	2.7
Other operating expenses	3,975,805	42.5	2,259,261	31.1
Depreciation and amortization	581,746	6.2	666,369	9.2
Impairment of goodwill	-	-	221,999	3.1
Results from operations	(2,578,199)	(27.5)	(625,054)	(8.6)
Share of loss of Joint venture	(12,772)	(0.1)	(10,784)	(0.1)
Finance income	41,310	0.4	58,641	0.8
Finance costs	(263,290)	(2.8)	(193,287)	(2.7)
Change in fair value of warrants	1,667,193	17.8	94	0.0
Loss before income taxes	(1,145,758)	(12.2)	(770,390)	(10.6)
Income tax expense	(47,837)	(0.5)	(69,805)	(1.0)
Loss for the year	(1,193,595)	(12.8)	(840,195)	(11.6)
Basic Loss per share	(26.37)		(17.94)
Diluted Loss per share	(26.95)		(17.94)

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

Amendments to IAS 16

On May 14, 2020 the IASB issued amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Reference to the Conceptual Framework - Amendments to IFRS 3

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information of our executive officers, directors and other key officers of the Company, and their ages as of the date hereof. Unless otherwise stated, the address for our directors and officers is Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India.

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

Executive Director and Other Senior Management Compensation

The aggregate compensation, including benefits in kind, paid/accrued to our executive director and senior management for the year ended March 31, 2021, including benefits in kind but excluding any equity compensation, was INR 61 million. Dhruv Shringi, our executive director, is entitled to remuneration of INR 27.06 million per annum, including salary, dearness allowance, perquisites (including an annual performance bonus of up to 50% of the gross annual remuneration, gratuity, Mediclaim and term life insurance and the perquisite value of employee stock options/restricted stock units/performance stock units granted by us) and other allowances, benefits and amenities. The total remuneration paid to Dhruv Shringi for all services in all capacities to our company, including contingent or deferred compensation accrued for the year during fiscal year 2021 is INR 77.36 million (including INR 41.30 million received as share based payments from us). Anuj Sethi, our Principal Financial Officer and Principal Accounting Officer, received a gross compensation of INR 10.61 million (including INR 1.82 million received as share based payments) in the last fiscal year. Manish Amin, our Chief Information Officer, received a gross compensation of INR 17.32 million (including INR 5.10 million received as share based payments from us) in the last fiscal year. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see “-Share Options and Restricted Stock Awards” below. During the year, the Company has issued 2,058,852 RSUs to executive directors and senior management.

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

Outstanding RSAs and RSUs

During the fiscal year 2017, 42,008 RSAs and 1,812,909 RSUs were granted, pursuant to the Business Combination agreement, to our directors and executive officers, of which 42,008 RSAs and 1,169,762 RSUs fully vested as of March 31, 2019. The outstanding RSAs and RSUs granted to our directors and executive officers as of March 31, 2021 are as set forth in the following table:

Total RSAs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSAs	Exercise Price
42,008	-	-

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs	Exercise Price
1,812,909	-	-

During the year ended March 31, 2018, 504,796 RSUs were granted under our 2016 plan to our directors and executive officers, of which 211,681 fully vested and 10,000 got cancelled as of March 31, 2019. The outstanding RSUs to our directors and executive officers as of March 31, 2021 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2018	Shares Underlying Outstanding RSUs	Exercise Price
504,796	-	-

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

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

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders:
Entities Affiliated with Nathan Leight(2)	7,627,749	9.24%
Macquarie Group Limited(3)	6,099,105	7.39%
Entities Affiliated with Altai Capital Management, LLC(4)	4,876,755	5.91%
Entities Affiliated MAK Capital One L.L.C.(5)	11,434,913	13.86%
Nantahala Capital Management, LLC (6)	5,315,350	6.44%
Executive Officers and Directors:
Dhruv Shringi(7)	1,911,003	3.04%
Manish Amin(8)	752,879	1.20%
Sean Aggarwal(9)	167,677	*
Murlidhara Lakshmikantha Kadaba(10)	30,596	-
Sanjay Arora(11)	202,781	*
Neelam Dhawan(12)	35,296	*
All directors and officers as a group (7 persons)	3,100,232	4.93%

*Less than 1 percent.

(1) Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, India.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

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

Shareholders Agreements

See “Item 10. Additional Information-B. Memorandum and Articles of Association.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees-B. Compensation.”

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

Tax Proceedings

See “Item 4. Information on the Company-B. Business Overview-Litigation” for a description of tax proceedings.

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

B. Significant Changes

Except for the Ebix Merger Agreement described in “Item 4. Information on the Company-Business Overview-Recent Developments-Ebix Merger Agreement,” there have been no significant subsequent events following the close of the last fiscal year up to the date of this Annual Report that are known to us and that require disclosure in this Annual Report.

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

Based on the terms of the mergers with Terrapin, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin stockholders in our company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Terrapin after the mergers with Terrapin. In addition, as discussed above under “-Tax Residence of Yatra for U.S. Federal Income Tax Purposes,” the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the mergers with Terrapin and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

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

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares of Yatra

U.S. Holders

Distributions on our Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company Status,” the gross amount of any distribution on our Ordinary Shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NASDAQ (where our Ordinary Shares are currently listed) will be considered readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “-Passive Foreign Investment Company Status.”

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

Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company Status,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of our Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of our Ordinary Shares generally will be treated as U.S. source gain or loss.

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

Non-U.S. Holders

In general, a non-U.S. holder of our Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “-Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on our Ordinary Shares or any gain recognized on a sale or other disposition of our Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s ordinary shares) unless:

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

Management assessed the Company’s internal control over financial reporting as of March 31, 2021, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report at pages F-1 through F-65.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect prior to this offering (incorporated by reference to Exhibit D to Annex A to the Registrant’s Form F-4/A filed on November 15, 2016).
2.1	Warrant Agreement, dated July 16, 2014, between Terrapin 3 Acquisition Corporation (n/k/a Yatra USA Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Form F-1/A filed on February 9, 2017).
2.2	Assignment, Assumption and Amendment Agreement, dated December 16, 2016, among the Registrant, Terrapin 3 Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Form F-1/A filed on February 9, 2017).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.2	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.3#+	Subscriber Agreement between Yatra Online Private Limited and InterGlobe Technologies Inc., dated February 1, 2021
4.4	Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).
4.5	Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).

4.8	Share Subscription Cum Shareholders Agreement, dated April 29, 2015, among Yatra Online Private Limited, IL & FS Trust Company Limited acting as trustee for Pandara Trust Scheme I, Capital18 Fincap Private Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares (incorporated by reference to Exhibit 10.20 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.9	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).
4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.13	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
4.14	Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant’s Form F-3 filed on May 3, 2018).
4.15	Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant’s Form F-3 filed on May 3, 2018).
4.16	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).
4.17	Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Benett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).
4.18	Credit Arrangement Letter, dated August 14, 2018, between Yatra for Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.19	Facility Agreement, dated August 16, 2018, between Yatra for Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

4.20	Renewal Credit Arrangement Letter, dated May 28, 2019, between Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.21	Amendatory Credit Arrangement Letter, dated September 29, 2020 and December 28, 2020, between Yatra Online Private Limited and ICICI Bank Limited
4.22	Supplemental and Amendatory Agreement to the Facility Agreement, dated September 30, 2020, between Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited
4.23+†	Global Agreement, dated July 1, 2017, between Yatra Online Private Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.24	Side Letter to Global Agreement, dated July 1, 2020, between Yatra Online Private Limited and Amadeus IT Group, S.A
8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1 filed on January 23, 2017)
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.
15.2*	Consent of CRISIL Limited.
99.1*	CRISIL report titled “Assessment of travel industry in India.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed herewith

**	Furnished herewith.

#	Confidential treatment requested

+	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

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

Loss attributable to:
Owners of the Parent Company		(1,148,203)	(833,808)	(1,177,343)	(16,097)
Non-controlling interest		(45,392)	(6,387)	(17,535)	(240)
Loss for the period		(1,193,595)	(840,195)	(1,194,878)	(16,337)

Total comprehensive loss attributable to:
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

Covid-19-Related Rent Concessions-Amendment to IFRS 16

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

The Group has pre-adopted from April 1, 2020 amendment in IFRS 16 related to COVID- 19 - Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19 -related rent concession is a lease modification. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in profit or loss for the year ended March 31, 2021. Refer Note 10 for effect of implementation of this practical expedient.

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

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

Amendments to IAS 16

On May 14, 2020 the IASB issued amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37

On May 14, 2020, the IASB issued “Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is currently evaluating the impact of amendment to IAS 37 on its consolidated financial statements.

Reference to the Conceptual Framework - Amendments to IFRS 3

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

Determining the lease term of contracts with renewal and termination options - Group as lessee

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

Property lease classification - Group as lessor

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

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
A. Financial Instruments measured at fair value:

Warrants	Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.	Expected term: 1.16 years (PY: 1.66 years) Risk free rate: 0.08% (PY 0.22%)	The estimated fair value would increase (decrease) if: ● the expected term were higher (lower) ● the risk free rate were higher (lower)

Quoted Warrants	Fair market value	-	-

Liability for business acquisition (refer to Note 43)	Actual as per the terms of share purchase agreement	Adjusted earning of acquired entity	-

B. Financial Instruments for which fair value is disclosed:

Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	-

Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

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

The joint venture had contingent liabilities as at March 31, 2021: 4,278 (March 31, 2020: 4,459). The joint venture had no capital commitments as at March 31, 2021 and as at March 31, 2020. ANN can’t distribute its profits without the consent from the two venture partners.

15. Finance Income

	March 31,
	2019	2020	2021
Interest income on:
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

The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2019	2020	2021
Loss attributable to ordinary shareholders - Basic	(1,148,203)	(833,808)	(1,177,343)
Weighted average number of ordinary shares outstanding used in computing basic/diluted loss per share	43,543,991	46,477,249	57,771,701
Basic loss per share	(26.37)	(17.94)	(20.38)

The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2019	2020	2021
Loss attributable to ordinary shareholders-Basic	(1,148,203)	(833,808)	(1,177,343)
Add: Loss attributable to non-controlling interest	(45,392)	-	(17,535)
Loss attributable to ordinary shareholders-Dilutive	(1,193,595)	(833,808)	(1,194,878)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	44,286,393	46,477,249	58,514,103

Diluted loss per share	(26.95)	(17.94)	(20.42)

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2021

(Amount in INR thousands, except per share data and number of shares)

The following tables list the inputs to the model used for the years then ended

March 31, 2021
Weighted average Fair value of ordinary share at the measurement date (USD)	1.96
Risk-free interest rate (%)	0.44%
Expected volatility (%)	74.58%
Expected life of share options in year	5.06
Dividend Yield	0.00%
Model used	Black-Scholes Valuation

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

The following tables list the inputs to the model used for the years then ended

	March 31, 2021	March 31, 2021
	PSU’s	RSU’s
Weighted average Fair value of ordinary share at the measurement date (USD)	0.77	0.77-1.15
Risk-free interest rate (%)	4.83%	3.63%-4.83%
Expected volatility (%)	54.92%	54.92%
Expected life	4 years	1 to 4 years
Dividend Yield	0.00%	0.00%
Model used	Monte Carlo Simulation	Black-Scholes Valuation

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

Warrants-Macquarie

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

Warrants-Innoven

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

c) Lease commitment - Group as lessee

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

	March 31,
	2020	2021
Borrowings (Note 32)	985,457	131,055
Less: cash and cash equivalents (Note 28)	(1,365,370)	(1,711,589)
Net debt	(379,913)	(1,580,534)

Share warrants (Note 36)	418,266	32,391
Equity	1,491,941	1,157,828
Total Equity	1,910,207	1,190,219

Gearing ratio (Net debt / total equity + net debt)	(24.83)%	404.94%

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

Gross carrying amount
Goodwill
At April 1, 2017	653,666
Acquisition of a subsidiary-Air Travel Bureau Limited (“ATB”)	307,520
At March 31, 2018	961,186

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	156,543
Cash paid	(510,000)
Net cash flow on acquisition	(353,457)

The table below shows the values and lives of intangibles recognised on acquisition:-

	Life (years)
Customer base and relationships	15	134,682
Non-compete agreements	3.5	16,861
Total Intangibles		151,543

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 24, 2022

YATRA ONLINE, INC.

By:	/s/ DHRUV SHRINGI
Name:	Dhruv Shringi
Title:	Chief Executive Officer

157