Form 20-F
period 2022-03-31
Yatra Online, Inc.
filed 2022-08-01
CIK 1516899

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

As of March 31, 2022, 58,132,574 ordinary shares, par value $0.0001 per share, 2,392,168 Class A non-voting shares, par value $0.0001 per share, and 2,061,094 Class F shares, par value $0.0001 per share, were issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

The data provided herein expressed in Indian Rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2022, the exchange rate between the U.S. dollar and the Indian Rupee expressed in Indian Rupees per U.S. dollar was $1.00 = INR. 75.87. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2022, 2021 and 2020 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our consolidated financial statements as of March 31, 2022, 2021 and 2020 reflect our April 1, 2018 adoption of the new revenue recognition standard, IFRS 15 Revenue from Contract with Customers, or IFRS 15, pursuant to which upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, some of which, when incurred, were previously recorded as marketing and sales promotion costs, are now recorded as an offset of revenue. We had adopted the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 have not been retrospectively adjusted. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31. We refer in various places within this Annual Report to Adjusted Revenue, Adjusted EBITDA Profit/ (Loss), Adjusted Results from Operations, Adjusted Loss for the Period, Adjusted Basic Loss Per Share and Adjusted Diluted Loss Per Share, which are non-IFRS measures. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects.”

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” the negative form of such words and similar expressions. Forward-looking statements may include, but are not limited to, statements about the following:

●	the impact of the COVID-19 pandemic on our business, the travel industry, travel trends and the economy generally;

●	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

●	our ability to pursue strategic partnerships;

●	our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

●	the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate;

●	our performance in the current or changing economic or political environment;

●	Yatra Online Limited’s (“Yatra India”) ability to consummate an initial public offering (the “Indian IPO”);

●	our ability to successfully negotiate our contracts with airline suppliers and global distribution system, or GDS, service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive;

●	whether we will become a passive foreign investment company (“PFIC”) in the current taxable year or in the foreseeable future;

●	political and economic stability in and around India and other key travel destinations and the impacts changes may have on our performance;

●	our ability to adapt services to changes in technology or the marketplace and successfully incorporate new features, improvements and strategies;

●	our ability to increase the number of visits to our search platform and referrals to our advertisers;

●	our ability to successfully manage any new business initiatives and to successfully implement our growth strategy;

●	our ability to maintain and increase our brand awareness and value;

●	the growth in the usage of mobile devices and our ability to successfully monetize this usage, including the enhanced use of mobile device by customers which may drive traffic to entities providing operating systems on such device;

●	whether we will continue to be treated as a foreign corporation for U.S. federal income tax purpose;

●	whether we will be considered a passive foreign investment company (“PFIC”) in the current taxable year or in the foreseeable future; and

●	our ability to realize the anticipated benefits of any past or future acquisitions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●	the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities;

●	our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic, including salary reductions and freezes;

●	our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us or at all;

●	our ability to protect our intellectual property;

●	fluctuations in quarterly results and the potential impact of such fluctuations on the value of our ordinary shares;

●	potential difficulty in collecting payments in a timely manner on our outstanding accounts receivables from customers and suppliers;

●	our reliance on search engines, which may change their algorithms;

●	fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies;

●	our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents, or OTAs;

●	our reliance on third-party systems and service providers, including our outsourcing of certain of our call center services, and the impact any disruption or adverse change in their business or deterioration in the quality of their performance may have on our business;

●	proceedings or claims arising from travel-related accidents and or other legal, administrative or regulatory proceedings;

●	adverse tax judgment or any matter in litigation in general;

●	online commerce security, including the risks related to the processing, storage, use and disclosure of personal data leading to internal or external security breaches and other cyber/internet attacks;

●	lower consumer and corporate demand for travel due to a reduction in discretionary spending as well as structural or behavioral changes by businesses and individuals driven by safety concerns and the comfort of working remotely eased by the use of technology, and non-renewal of our corporate customers contracts;

●	closure of certain of our offices and remote work arrangements implemented due to the COVID-19 pandemic and related potential impact on our business continuity plans and potential increases in operational risk;

●	higher than normal cash outlays to refund our customers due to the high level of cancellations;

●	compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer and maintaining proper and effective internal controls over financial reporting, will be expensive and time consuming;

●	our business partners, including the potential bankruptcy, restructuring, consolidation or alliance of any of our partners, the credit worthiness of our business partners, the possible obligation to make payments to these partners and our dependence on a small number of such partners for a significant percentage of our revenue;

●	geopolitical risk and changes in applicable laws and regulations;

●	airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; and

●	the risks and uncertainties included in this Report under “Item 3. Key Information – D. Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2022, 2021 and 2020 and the selected consolidated statement of financial position data as of March 31, 2022 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of profit or loss and other comprehensive loss data for fiscal years 2019 and 2018 and the selected consolidated statement of financial position data as of March 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements not included in this Annual Report.

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

The translations of Indian Rupee amounts to US dollars amounts set forth below are solely for the convenience of the reader and are based on the noon buying rate of in The City of New York for cable transfers of INR 75.87 per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2022. We make no representation that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

The following information should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

Consolidated statement of profit or loss and other comprehensive loss (amounts in thousands, except per share data and number of shares)	2018 INR	2019 INR	2020 INR	2021 INR	2022 INR	2022 USD
Revenue:
Air Ticketing	5,012,931	3,449,265	2,609,518	893,039	1,150,474	15,164
Hotels and Packages	6,628,236	4,914,420	3,601,798	173,397	520,740	6,863
Other services	105,249	56,419	53,958	31,426	146,178	1,927
Other revenue	502,097	938,476	994,081	173,406	171,984	2,267
Total revenue	12,248,513	9,358,580	7,259,355	1,271,268	1,989,376	26,221
Other income	90,001	263,785	159,631	132,045	158,648	2,091
Service cost	4,930,757	4,282,803	2,922,929	22,276	159,284	2,099
Personnel expenses	2,902,840	2,550,214	1,777,273	778,915	1,021,881	13,469
Marketing and sales promotion expenses	4,153,920	809,996	196,209	79,584	124,147	1,636
Other operating expenses	3,285,530	3,975,805	2,259,261	978,315	893,313	11,774
Depreciation and amortisation	425,600	581,746	666,369	749,480	308,153	4,062
Impairment of goodwill	-	-	221,999	264,909	-	-
Impairment of loan to Joint venture	-	-	-	-	72,719	958
Results from operations	(3,360,133)	(2,578,199)	(625,054)	(1,470,166)	(431,473)	(5,686)
Share of loss of Joint venture	(10,559)	(12,772)	(10,784)	(3,962)	41,616	549
Finance income	91,912	41,310	58,641	81,604	47,816	630
Finance costs	(153,056)	(263,290)	(193,287)	(117,252)	(100,453)	(1,324)
Listing and related expense	-	-	-	-	(55,818)	(736)
Change in fair value of warrants gain/(loss)	(563,253)	1,667,193	94	378,994	32,756	432
Loss before taxes	(3,995,089)	(1,145,758)	(770,390)	(1,130,782)	(465,556)	(6,135)
Tax expense	(56,887)	(47,837)	(69,805)	(64,096)	(16,906)	(223)
Loss for the period	(4,051,976)	(1,193,595)	(840,195)	(1,194,878)	(482,462)	(6,358)
Loss attributable to:
Owners of the Parent Company	(3,993,140)	(1,148,203)	(833,808)	(1,177,343)	(477,850)	(6,297)
Non-controlling interest	(58,836)	(45,392)	(6,387)	(17,535)	(4,612)	(61)
Loss for the period	(4,051,976)	(1,193,595)	(840,195)	(1,194,878)	(482,462)	(6,358)

Loss per share
Basic	(116.41)	(26.37)	(17.94)	(20.38)	(7.66)	(0.10)
Diluted	(116.41)	(26.95)	(17.94)	(20.42)	(7.66)	(0.10)

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	34,301,152	43,543,991	46,477,249	57,771,701	62,352,494	62,352,494
Diluted	34,301,152	44,286,393	46,477,249	58,514,103	62,352,494	62,352,494

The following table sets forth a summary of our consolidated statement of financial position as of March 31, 2022, 2021, 2020, 2019 and 2018:

	31-Mar
Consolidated Statement of financial position data	2018	2019	2020	2021	2022	2022
(amounts in thousands)	INR	INR	INR	INR	INR	USD
Trade and other receivables	3,976,751	4,921,270	2,368,395	870,452	1,934,713	25,500
Term deposits	1,012,144	1,029,533	755,324	552,129	568,264	7,490
Cash and cash equivalents	2,465,073	2,161,014	1,365,370	1,711,589	800,282	10,548
Total assets	11,616,787	12,551,897	8,758,190	5,747,291	5,464,574	72,025
Total equity attributable to equity holders of the company	(224,918)	2,359,749	1,491,941	1,157,828	890,258	11,734
Borrowings	851,829	1,176,405	985,457	131,055	358,580	4,726
Trade and other payables	5,049,630	5,268,046	2,887,144	2,250,363	2,437,317	32,125
Total liabilities	11,842,066	10,172,727	7,247,216	4,584,216	4,572,333	60,265
Total equity and liabilities	11,616,787	12,551,897	8,758,190	5,747,291	5,464,574	72,025

Other Data:

The following table sets forth for the periods indicated; certain selected consolidated financial and other data:

	Fiscal Year ended March 31,
	2018	2019	2020	2021	2022
Figures in thousands
Quantitative details*
Air Passengers	8,875	10,163	8,179	2,623	3,706
Hotel room nights	2,098	2,341	1,200	547	1018
Holiday packages passengers travelled	168	134	111	4	10
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	79,156,190	97,638,313	77,411,328	13,001,783	27,648,844
Hotels and Packages	13,386,288	13,511,914	7,895,916	1,705,600	3,487,276
Other Services	2,352,068	2,943,413	2,463,161	1,109,558	3,162,247
Total	94,894,546	114,093,640	87,770,405	15,816,941	34,298,367
Adjusted Revenue***
Air Ticketing	5,012,931	5,708,152	3,957,990	1,487,465	2,211,074
Hotels and Packages	1,697,479	1,880,123	784,605	350,530	599,151
Other Services*****	105,249	120,477	86,121	47,178	161,504
Others (Including Other Income)	592,098	1,202,261	1,153,712	305,450	330,632
Total	7,407,757	8,911,013	5,982,428	2,190,623	3,302,361
Net Revenue Margin %****
Air Ticketing	6.3%	5.8%	5.1%	11.4%	8.0%
Hotels and Packages	12.7%	13.9%	9.9%	20.6%	17.2%
Other Services	4.5%	4.1%	3.5%	4.3%	5.1%

*Quantitative details are considered on Gross basis.

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

*****Other Services consists of bus, rail bookings, cab, our recently launched freight business and other services. Effective July 1, 2021, the Company has changed the composition of its operating segments which has resulted in “Other Services” segment now being reported as one of the reportable segments. Following this change in the composition of its reportable segments, the Company has restated the corresponding items for earlier periods.

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of. These risks are discussed more fully in this “Item 3. Key Information - D. Risk Factors” section of this Annual Report. These risks include, but are not limited to, the following:

●	The COVID-19 pandemic has had, and may be expected to continue to have, a material adverse impact on the travel industry and our business, financial performance and liquidity position.

●	We have a history of operating losses.

●	The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

●	Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

●	We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

●	We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

●	There can be no assurance that an initial public offering of Yatra India’s equity shares, i.e., all Common Stock/Ordinary Shares, par value INR 1 each (“Yatra India Equity Shares”), will be consummated.

●	Yatra India is incorporated in India and our shareholders may not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

●	Yatra India may issue equity or convertible securities to third parties which would reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

●	The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries (the “Group”), including Yatra India’s public shareholders in India.

●	Significant differences exist between Indian Accounting Standards (“Ind AS”) and other accounting principles, such as Indian and U.S. Generally Accepted Accounting Principles (“GAAP”) and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.

●	If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of the Ordinary Shares and may have an adverse impact on the price of the Ordinary Shares.

●	Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

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

Most of our employees, third-party vendors and service providers are working remotely, and it is possible that widespread remote work arrangements could have a materially negative impact on host and guest satisfaction resulting from potential delays or slower than usual response times in receiving assistance from our customer support services. The negative impact on our hosts’ and guests’ satisfaction could adversely impact the following: our operations, cash flows, the execution of our business plans, the productivity and availability of key personnel, employees or third-party service providers that perform critical services for us. The negative impact on hosts’ and guests’ satisfaction could also cause operational failures due to changes in our normal business practices necessitated by the COVID-19 pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security, and fraud risks. The reduction in our workforce in 2020 and remote work arrangements that resulted from the COVID-19 pandemic caused us to recognize an impairment in one of our real property lease arrangements. The impact of the COVID-19 pandemic is uncertain, and depending on the duration and extent of the remote work arrangements, we may incur additional impairment charges related to our real property lease agreements in future periods.

With the commencement of a phased rollout of vaccines in India from January 16, 2021, we witnessed significant recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of business. However, toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave led to the re-imposition of states-wide travel restrictions, lockdowns and curfews across India. Such restrictions remain unpredictable as to their timing and may evolve in response to the evolution of the COVID-19 pandemic in India. Further, on November 26, 2021, WHO designated a new variant B.1.1.529, as a variant of concern, named Omicron (“Omicorn”), which due to its wide-spread in India has resulted in a third wave of COVID-19 infections. Omicron has led to re-imposition of nation-wide travel restrictions, and curfews across different states in India. During the course of the pandemic, governments have implemented additional containment measures in response to new variants of the virus, including most recently in response to the Omicron variant. Individuals’ ability to travel has also been curtailed through border closures, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related businesses. The degree of containment of the virus and the recovery in travel has varied country by country. During the recovery period there have been instances where cases of COVID-19 have started to increase again after a period of decline, which in some cases impacted the recovery of travel in some countries. Additionally, there continues to be uncertainty over the impact of Omicron or other new variants of the virus, including the efficacy of the vaccines against such variants, which has contributed and may continue to contribute to delays in economic recovery. Significant increase in COVID-19 infections in last quarter of fiscal 2022, may result in further lockdown and imposition of stringent norms to limit the spread of Omicron. However, it is difficult for us to predict how long the COVID-19 pandemic will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. While many countries have begun the process of vaccinating their residents against COVID-19, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new mutations or variants of the virus, such as the Delta variant and Omicron, and other factors may contribute to delays in economic recovery. The management team expect to continue to adapt policies and cost reduction initiatives as the situation evolves and is confident of realizing its current assets and does not consider any impairment in the carrying value of those assets. The recent Ukraine-Russia conflict could also have an adverse impact on foreign tourist arrivals in India from the affected region which could adversely affect our business, operations and financial performance.

To the extent the COVID-19 pandemic adversely affects our business, operations and financial condition and results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We have a history of operating losses.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra’s net losses were INR 482.5 million for fiscal year 2022 as compared to a loss of INR 1,194.9 million in fiscal year 2021 and a loss of INR 840.2 million in fiscal year 2020. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

The Indian travel industry is highly competitive and we may not be able to effectively compete in the future.

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., CWT, Expedia Southeast Asia Pte. Ltd., Flipkart Pvt. Ltd., Cleartrip Private Limited, Easy Trip Planner Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater personnel resources, financial resources, marketing resources and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations and cash flows may be adversely affected.

Large, established Internet search engines with a global presence and meta-search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater personnel resources, financial resources, marketing resources and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Meta-search sites, including TripAdvisor Inc., Trivago NV, and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta-search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we have been and, in the future, we may be, required to reduce service fees and Net Revenue Margins in order to compete effectively and maintain or gain market share.

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com and Oravel Stays Ltd., which provide home and apartment rentals as an alternative to hotel rooms. Recently, the growth of peer-to-peer inventory sources has affected the demand for our services in facilitating reservations at hotels, particularly in overseas markets. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business, cash flows, and results of operations may be adversely affected.

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

Substantially all of our operations are located in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics or other health crises, such as COVID-19, political instability or regional conflicts, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, the repercussions from the January 2020 United Kingdom withdrawal from the European Union, and other matters. As per the Ministry of Statistics and Programme Implementation (MoSPI), India’s GDP growth came in at 8.7% for fiscal year 2021 from a decline of 7.3% in fiscal year 2020 due to the impact of COVID-19. The Reserve Bank of India is forecasting GDP growth of 7.2% for fiscal year 2023. However, the Indian economy could be adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government’s implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code, which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. The current economic slowdown in the Indian economy, has harmed the travel industry as customers have had less disposable income for their travels, especially holiday travel. In addition, the COVID-19 pandemic and the resulting economic conditions and measures taken to contain the pandemic have resulted in a material decrease in spending and an unprecedent decline in transaction volumes in the Indian travel industry. If the Indian economy as a whole continues to experience a sustained slowdown in growth, or if the COVID-19 pandemic continues in India and globally, our business and results of operations will continue to be adversely affected.

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

Our growth strategy is heavily dependent on the continued expansion of our Air Ticketing business and our airline supplier relationships. We currently provide our customers with access to seven domestic airlines as well as over 400 international airlines; however, a substantial portion of our Air Ticketing revenue is represented by four domestic airlines. Because the majority of the domestic Indian air travel industry is concentrated among these four domestic airlines, any adverse market developments across the Indian commercial aviation landscape, particularly among the most dominant domestic airlines, are more likely to impact our business. For example, the COVID-19 pandemic and the measures implemented to contain the pandemic have had, and are expected to continue to have, a significant negative effect on the Indian air travel industry, the dominant domestic airlines and, by extension, our business, financial condition, results of operations, cash flows and liquidity. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns, such as the COVID-19 pandemic. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition, cash flows and results of operations.

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

Air India has discontinued providing domestic reservation inventory to multiple GDS platforms. Air India now uses one GDS provider for its entire domestic inventory and two GDS providers for its international inventory. As a result of these changes, which we refer to as Reservation Content Movement, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Air India ticketing have decreased. There can be no assurance that other major partners will not institute such cost-savings measures, or other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business, cash flows and results of operations.

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

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under SEC’s rules, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. However, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Our evaluation and testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur significant accounting and auditing expenses and spend significant management time complying with the requirements to evaluate and test our internal controls. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

We have identified a material weakness in our internal control over financial reporting. Our failure to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Effective internal control over financial reporting is necessary for us to maintain reliability of financial reporting and preparation of financial statements. In connection with the preparation of our financial statements for the year ended March 31, 2022, we have identified a material weakness in our internal control over financial reporting and concluded that as of March 31, 2022, our disclosure controls and procedures and our internal control over financial reporting were not effective. Our internal controls over financial reporting were ineffective due to inadequacy of documentation for certain review controls pertaining to testing of control attributes, precision levels applied and documentation of completeness and accuracy of reports used. Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of March 31, 2022. See “Item 15 - Controls and Procedures.” As the remediation plans are or continue to be implemented, management may take additional measures or modify the measures being undertaken.

Our ongoing evaluation and testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur significant accounting and auditing expenses and spend significant management time complying with the requirements to evaluate and test our internal controls. If we are not able to comply with these requirements in a timely manner, or if we continue to identify material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

These third parties are subject to general business risks, including system downtime, cybersecurity breaches, fraudulent access, natural disasters, infectious disease outbreak or escalation of hostilities, human error, the impact of the COVID-19 pandemic and other causes that may lead to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. For example, technical glitches in third-party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

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

Our business is significantly affected by the overall size of our customer base, which is determined by our ability to provide quality customer service. We provide customer support at all stages of our customers’ trips, through call centers, e-mail and web-based support. As of March 31, 2022, we had employed 80 customer service representatives in our call centers and also have 40 customer service representatives who provide customer support services through our outsourced call center partner. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers and may channel their bookings through our competitors. Our ability to ensure satisfactory customer experience for a large part depends on our travel suppliers’ ability to provide high-quality travel products and services. If these service providers experience difficulty in meeting our requirements for quality and customer service standards including any operational or system interruptions, our reputation could suffer and our business could be adversely affected. As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and an increase in customer dissatisfaction may adversely impact our business. In the event one or more of our contracts with such service providers is terminated on short notice, we may be unable to find alternative service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our service providers could cause a decline in the quality of our services.

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

Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have inter alia applied for trademark registration of our logos and word marks for yatra and yatra.com in India and some of such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks and initiated legal proceedings in the appropriate courts of law for enforcing and protecting our intellectual property rights. Even with all of these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

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

We rely significantly on the capacity, reliability and security of our computer systems, technology and service providers that generates, facilitates and processes transactions, including GDSs, APIs, channel managers and reservation systems used by certain airlines, hotels, Indian Railway Catering and Tourism (“IRCTC”) and taxi and bus operators, as well as cloud computing and payment processing software services. However, while we believe that our systems and infrastructure are reliable, there can be no guarantee that we may be able to maintain and improve the efficiency, reliability and integrity of our systems as our operations grow in cases of technical failure, unauthorized tampering or corruption of data. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays that may make some or all of our services unavailable. Such constraints can also lead to the deterioration in the quality of our services or impair our ability to process transactions. System interruptions could impair our ability to process transactions and may prevent us from efficiently providing services to our customers, travel suppliers or other third parties, which could cause damage to our reputation and adversely affect our business, cash flows, and results of operations. In addition, we may be subject to liability as a result of any theft or misuse of personal information stored on our systems or any problems arisen due to wrong scheduling of the tour or any part of the tour. Further, any technical failure of our suppliers systems or use of their information technology systems for our business or interruptions in their services due to any reason may hamper our business and would adversely affect us.

Our success and future growth depend significantly on our successful marketing efforts, and if such efforts are not successful, our business and financial results may be adversely impacted.

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. For further information, see “Business Overview.” We intend to continue to dedicate significant resources to marketing efforts, including for our website and mobile application, particularly as we continue to grow and expand into new markets in India and outside India to complement our existing operations. However, brand promotion may not necessarily result in incremental revenue and even if they do, any incremental revenue may not necessarily offset the expenses we incurred in building our brand. Further, we are relatively new in the hotels and holiday packages segment and rail tickets segment and therefore, may not enjoy the same brand recognition as in our other businesses. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. If any of our marketing channels become less effective, or if we are unable to continue to use any of our marketing channels due to increase in costs, or if we are not successful in deploying new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers. Further, if the brands that we have engaged in the past and intend to engage with in the future, refuse to engage with us, or if we are unable to recover our marketing costs through increase in users for our mobile application or traffic to our websites, or if we discontinue our marketing campaigns, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

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

Our growth strategy involves capitalizing on the growth in the travel industry, expanding our hotels and holiday packages segment and railway ticketing operations, focusing on Tier 2 and Tier 3 cities (according to the Indian government, cities with a population in the range of 50,000 to 100,000 are classified as tier 2 cities, while those with a population of 20,000 to 50,000 are classified as tier 3 cities) and strengthening our presence among corporates, investing in technology and enhancing cross-selling opportunities and promoting our brand. Our success in implementing our growth strategies is affected by:

●	our ability to increase the number of suppliers, particularly our hotel suppliers, that are directly-connected to us;
●	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;
●	our ability to build or acquire the required technology;
●	our ability to expand our online features and services;
●	our ability to enter into new associated business segments;
●	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

●	our ability to compete effectively with existing and new entrants to the Indian travel industry, including both online travel companies as well as traditional travel agents and tour providers;
●	the growth of the Internet as a medium for commerce in India, particularly in Tier 2 and Tier 3 cities; and
●	changes in our regulatory environment.

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

While we have successfully executed our business strategies in the past, we cannot assure you that we will be able to execute our strategies on time and within the estimated budget. Further, as we expand our operations, we may be unable to manage our business efficiently, which could result in delays, increased costs, affect the quality of our services, and may adversely affect our reputation. Our anticipated future operations may place a significant strain on our management, systems and resources. In addition to training and managing our workforce, we may need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. For more information, see “Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses.” Our failure to manage our growth could therefore have an adverse effect on our business, financial condition and cash flows.

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

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend against and affect our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable outcome of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take action against us.

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

We could be negatively affected by changes in Internet search engine algorithms and dynamics or search engine disintermediation.

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

Any inability or failure to adapt to technological developments or industry trends in, the evolving competitive landscape could harm our business and competitiveness.

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

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, computer malware, viruses and other ‘cyber attacks’ which are increasing in both frequency and sophistication, could result in unauthorized disclosures of information or create financial liability for us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In December 2019, the Government of India published the Personal Data Protection Bill, 2019 (“PDP Bill”), which provides a framework for protection of personal data and use of non-personal data and seeks to, among others, lay down norms for cross border transfer of personal data, define the scope of the definition of personal data and non-personal data, establishment of data protection authority and ensure the accountability of entities processing personal data. Adoption of the PDP Bill will lead to potential additional compliance requirements in relation to obtaining consents, putting in place privacy policies and aligning data collection practices which comply with the ‘privacy by design’ principle, data protection impact assessments, registration requirements for a significant data fiduciary, reporting requirements for data breaches, data localization requirements etc. Further, in September 2019, the Ministry of Electronics & Information Technology constituted a committee of experts to deliberate on issues related to non-personal data and to suggest suitable recommendations for its regulation. Complying with the PDP Bill, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

We and other OTAs are required to collect tax from airlines and deposit such tax with the Government of India. We may not be able to recover such tax from airlines on behalf of whom we deposit such tax.

As per notification No 52/2018-Central Tax and Notification No 02/2018-Integrated Tax dated September 20, 2018, Central Board of Indirect Taxes & Customs “CBIC” had notified the rate of tax collection at source (“TCS”) to be collected by every e-commerce operator for intra-state and inter-state taxable supplies respectively. By virtue of these notifications issued by CBIC, we, as an e-commerce operator, are required to collect TCS of an amount equivalent to 0.5% (Central Goods and Service Tax (“CGST”) and State Goods and Service Tax (“SGST”)) and 1% (under Integrated Goods and Service Tax (“IGST”)) of the net value of intra-state and inter-state taxable supplies respectively made through us by other suppliers where the consideration with respect to such supplies is collected by us. This goods and service tax/service tax payable includes TCS payable on behalf of the airlines. We are in the process of seeking confirmation with respect to the TCS amounts payable by us to the Government of India on behalf of airlines that is recoverable from the respective airlines. However, there can be no assurance that we will be able to successfully recover such TCS amounts paid on behalf of airlines from them. In particular, if any airline challenges the amount recoverable or is otherwise unable to clear such dues to us on account of initiation of bankruptcy proceedings against such airlines or for any other reason, we may be unable to recover such amounts from the respective airlines and accordingly, our business, financial condition, cash flows and results of operations may be adversely affected.

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

We are dependent on our senior management and other key personnel for formulating our business strategies and managing our business. Our board of directors (“our Board”) and senior management team has significant experience in the Internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings. For further information, see “Item 6. Directors, Senior Management And Employees – A. Directors And Senior Management.”

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Changes to our business strategy can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. Any failure by us or Yatra India to provide accurate, timely and consistent disclosures under our respective disclosure and trading regimes could have a material, adverse effect on the trading price of our respective shares. Further, if key employees do not meet the expectations of their roles, we could experience inefficiencies or a lack of business continuity due to loss of historical knowledge and a lack of familiarity of those employees with business processes, operating requirements, policies and procedures (some of which are new) and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. It is important to our success that these key employees quickly adapt to, and excel in, their new roles. Their failure to do so could result in operational and administrative inefficiencies and added costs that could adversely impact our results of operations, our stock price upon listing and our customer relationships and may make recruiting for future management positions more difficult. In addition, if we were to lose the services of any one or more key employees, whether due to death, disability or termination of employment, our ability to successfully implement our business strategy, financial plans and other objectives could be significantly impaired.

Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent along with attrition. As a result, we may not be able to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India, and infrastructure in India may not be upgraded in order to support higher Internet penetration, which may adversely impact our business.

The majority of our bookings are made through our Indian website and mobile offerings. India had an Internet subscriber base of 825 million as of March 2021 (Source: CRISIL). There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations. The Internet penetration in India is dependent on a number of factors including the following: expansion of 4G and 5G networks, broadband wireless access on mass-market smartphones and other mobile devices in India; our ability to successfully deploy existing and future technology platforms on evolving operating systems such as Android and iOS; our ability to provide compelling platforms and tools in a multi-device environment while ensuring their compatibility with the web browser platforms provided therein:; the rate of growth of personal computers, tablets and mobile devices; access to Internet and broadband usage services; an understanding of how to operate Internet;; the extant laws, regulations and policies governing online commerce remaining favorable to our operations; consumer confidence in online commerce; media publicity regarding online commerce remaining positive;; and concerns about online data privacy and general economic conditions in India arising. India has witnessed a drastic surge in Internet users over the past few years with Internet penetration as a percentage of total population crossing 50% in fiscal year 2020 compared with less than 25% in fiscal year 2015. The total number of Internet subscribers in the country is expected to reach 1 Billion by fiscal year 2025, resulting in approximately 75% Internet penetration. (Source: CRISIL). Despite a large base of Internet subscribers, India has a relatively lower Internet penetration in comparison with other similar countries. According to the latest International Telecommunication Union database of 2019, Internet penetration in India was 41%, lower than that of the other BRIC nations, inter-alia, 74% in Brazil, 83% in Russian Federation and 65% in China (Source: CRISIL). There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. Further, if online commerce in India does not continue to develop as we expect them to or if we fail to identify and anticipate changes in trends and preferences in the online commerce industry and address them in time or at all, our business, financial condition, cash flows, results of operations and prospects will be materially and adversely affected. Concerns about fraud, privacy, lack of trust and other problems may also discourage customers from adopting the Internet as a medium of utilizing travel services. If these concerns are not adequately addressed, they may inhibit the growth of online commerce and communications.

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

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	foreign exchange rates;

●	our ability to attract new customers and cross-sell to existing customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	general economic, industry and market conditions;

●	natural calamities such as earthquakes, tsunamis, floods, drought, pandemics or other health crises, such as COVID-19 and any containment measures taken in response to such calamities or crises, such as lockdowns or travel restrictions;

●	changes in our pricing policies or those of our competitors and suppliers; and

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers or strategic partners.

Fluctuations in quarterly results may negatively impact the value of our securities and make quarter-to-quarter comparisons of our results less meaningful.

Internal or external fraud, misconduct, misrepresentation or mis-selling could adversely affect our reputation and our results of operations.

Our business may expose us to the risk of fraud, misappropriation, misrepresentation or unauthorized transactions by our representatives, employees and unauthorized third-parties, which could result in binding us to transactions that exceed authorized limits or present unacceptable risks. Further, we may be subject to regulatory or other proceedings in connection with any unauthorized transaction, fraud, misappropriation or misrepresentation or mis-selling by our representatives and employees, which could adversely affect our goodwill. Employee misconduct, mis- selling or misrepresentation could also involve the improper use or disclosure of confidential information, breach of any applicable confidentiality agreement, misappropriation or misuse of any third-party intellectual property rights which could result in regulatory sanctions, penalties and serious reputational or financial harm. In addition, employees may utilize our confidential information and technology to start their own businesses and become our competitors. In the past, there have been certain instances where our employees have subjected us to fraud, misconduct and misrepresentation. Although we have systems in place to prevent and deter fraudulent activities by our employees, there can be no assurance that such systems will be effective in all cases. Any instances of such fraud or misconduct or mis-selling could adversely affect our reputation, business, results of operations, cash flows and financial condition.

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

We may be required to take write-down or write-offs of assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about our Company or our securities. In addition, charges of this nature may cause our Cto violate net worth or other covenants to which we may become subject. Accordingly, our shareholders could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under applicable securities laws that this Annual Report contained an actionable material misstatement or material omission.

Any negative operating cash flows in the future would adversely affect our cash flow requirements, which may adversely affect our ability to operate our business and implement our growth plans, thereby affecting our financial condition.

Negative cash flows over extended periods, or significant negative cash flows in the short term, could materially impact our ability to operate our business and implement our growth plans. As a result, our cash flows, business, future financial performance and results of operations could be materially and adversely affected. For further information, see “Item 5. Operating and Financial Review and Prospects.”

Failure to obtain or renew approvals, licenses, registrations and permits to operate our business in a timely manner, or at all, may adversely affect our business, financial condition, cash flows and results of operations.

We may be required to obtain certain approvals, registrations, permissions and licenses from regulatory authorities, to carry out/ undertake our business. These approvals, licenses, registrations and permissions may be subject to numerous conditions. If we fail to obtain some or all of these approvals or licenses, or renewals thereof, in a timely manner or at all, if we fail to comply with applicable conditions or it is claimed that we have breached any such conditions, our license or permission for carrying on a particular activity may be suspended or cancelled and we may not be able to carry on such activity, which could adversely affect our business, results of operations, cash flows and financial condition. In addition, we have, and may need to in the future, apply for certain additional approvals, including the renewal of approvals, which may expire from time to time.

There is no assurance that such approvals and licenses will be granted or renewed in a timely manner or at all by the relevant governmental or regulatory authorities. Failure to obtain or renew such approvals and licenses in a timely manner would make our operations non-compliant with applicable laws, may result in imposition of penalties by relevant authorities, and may also prevent us from carrying out our business. Our licenses and approvals are subject to various conditions, including periodic renewal and maintenance standards. Any actual or alleged failure on our part to comply with the terms and conditions of such regulatory licenses and registrations could expose us to legal action, compliance costs or liabilities, or could affect our ability to continue to operate at the locations or in the manner in which we have been operating thus far.

We cannot assure that we will be able to secure adequate financing to meet our working capital requirements in the future on acceptable terms or in requisite time.

We may require additional funds in connection with our future business expansion, development initiatives or for running the business in the ordinary course, such as brand building initiatives and development and augmentation of our website and mobile application. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, conditions in the capital markets in which we may seek to raise funds and general economic, political and other conditions in India and elsewhere. In obtaining the additional source of funding, to meet such working capital requirements, we may enter into new debt facilities with lending institutions or raise additional debt in the capital markets. If we decide to raise additional funds through the incurrence of debt, our interest obligations will increase, and we may be subject to additional restrictive covenants. Such financing could cause debt-to-equity ratio to increase or require us to create charges or liens on our assets in favor of such lenders. If we decide to raise additional funds through the issuance of equity (other than through a rights issue to the existing shareholders), the ownership interest of our existing shareholders will be diluted. The ability and willingness of the lenders is dependent on a number of factors outside our control and therefore, we cannot assure you that we will be able to secure adequate financing in the future on acceptable terms, in time, or at all. Our failure to obtain sufficient financing could result in the delay or abandonment of any business growth or implementation of our business development plans and this may affect our business and future results of operations.

We have not made any dividend payments in the past and our ability to pay dividends in the future will depend on our earnings, financial condition, working capital requirements, capital expenditures and restrictive covenants of our financing arrangements.

We have never declared or paid any cash dividends on our Ordinary Shares. Our ability to declare and pay dividends in the future and the amount of any such dividends, if declared, will depend on a number of factors including distributable surplus available as per applicable law, our liquidity position and future cash flow needs, track record of dividend distributed by us, payout ratios of comparable companies, the prevailing taxation policy or any amendments expected thereof, with respect to distribution of dividends, our capital expenditure requirements considering opportunities for expansion and acquisition, cost and availability of alternative sources of financing, stipulations/covenants contained under any loan agreements, prevailing macroeconomic and business conditions and other factors, as may be considered relevant by our Board.

The declaration and payment of dividends will be recommended by our Board, at its discretion, and approved by the shareholders, at their discretion, subject to applicable law.

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

We have entered into certain transactions with related parties and are likely to continue to do so in the future. Although all related-party transactions that we may enter into are subject to approval by our Audit Committee, members of the board of directors or shareholders, as required under the Companies Act or other applicable laws and regulations, we cannot assure you that such transactions, individually or in aggregate, will not have an adverse effect on our financial condition and results of operations or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Further, related party transactions, including those between us and related parties or Yatra India and related parties, requires approval of either’s respective board of directors. Such related-party transactions may potentially involve conflicts of interest which may be detrimental to the interest of our Company, and we cannot assure you that the related-party transactions that we may enter into in the future, individually or in the aggregate, will always be in the best interests of our minority shareholders and will not have an adverse effect on our business, financial condition and results of operations.

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

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent along with elevated levels of attrition. As a result we may not be able to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

The Internal Revenue Service, or IRS, may not agree to treat us as a foreign corporation for U.S. federal income tax purposes.

Although we are incorporated in the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended, or the IRS Code. For U.S. federal income tax purposes, a corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation. Because we are a Cayman Islands exempted company, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the IRS Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

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

Under current law, we expect to be treated as a foreign corporation for U.S. federal income tax purposes. Changes to Section 7874 of the IRS Code or the U.S. Treasury regulations promulgated thereunder or future IRS guidance could affect our status as a foreign corporation for U.S. federal income tax purposes, and any such changes or future IRS guidance could have prospective or retroactive application. Any of these changes to such laws or regulations, or future IRS guidance, could adversely affect our Company.

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

As discussed in “Item 10. Additional Information – E. Taxation: Material U.S. Federal Income Tax Consequences,” we do not believe we were PFIC for the taxable year ending March 31, 2022, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. Accordingly, there can be no assurance that we are not a PFIC, or will not become a PFIC in the future.

Foreign Account Tax Compliance Act

The United States Foreign Account Tax Compliance Act, or FATCA, imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our Ordinary Shares and to withhold dividend payments to holders of our Ordinary Shares, or that hold our Ordinary Shares directly or indirectly through certain non-compliant intermediaries, that fail to comply with the relevant reporting requirements. This withholding tax made with respect to our Ordinary Shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment.” An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex, and its application is uncertain at this time. Holders of our Ordinary Shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

We are required to comply with certain restrictive covenants under our financing agreements. Any non-compliance may lead to, amongst other outcomes, suspension of further drawdowns, which may adversely affect our business, results of operations, financial condition and cash flows.

Financing arrangements entered into by us may include conditions that require our Company to obtain respective lenders’ consent prior to carrying out certain activities and entering into certain transactions. Failure to meet these conditions or obtain these consents could have significant consequences on our business and operations. These covenants vary depending on the requirements of the financial institution extending such loan and the conditions negotiated under each financing agreement. Some of the corporate actions that require prior consents from lenders as of the date of this Report, may include, amongst others, change in its ownership or management, to undertake any new business, operations, project, diversification, modernization or substantial expansion of any of its business, effecting any scheme of amalgamation or reconstruction including creation of any subsidiary or permit any company to become its subsidiary, to effect any change in its capital structure or constitutional documents, to undertake or permit any merger/demerger, consolidation, compromise with its creditors or shareholders, and to make any investment whether by way of loans or debentures or investments in share capital or otherwise, in any concern or provide any credit or give any guarantee, indemnity or similar assurance in any manner become directly, indirectly or contingently liable for or in connection with the obligation of any person other than itself.

Any failure to observe the covenants under our financing arrangement or to obtain necessary consents/waivers may lead to acceleration of amounts due under such facilities, which would trigger default provisions or may also lead to imposition of any penalty or charges, thereof. If the obligations under our financing documents are accelerated, we may have to dedicate a portion of our cash flow from operations to make payments under such financing documents, thereby reducing the availability of cash for our working capital requirements and other general corporate purposes. In addition, during any period in which we are in default, we may be unable to raise, or face difficulties raising, further financing.

Risks Related to Our Operations and Listing of Yatra India’s Equity Shares in India

There can be no assurance that an initial public offering of Yatra India’s Equity Shares will be consummated.

Our indirect, subsidiary, Yatra India, has proposed an initial public offering of its equity shares in India. The proposed initial public offering Yatra India is for equity shares for cash at a price per equity share to be determined in accordance with applicable Indian laws. However, no assurance can be given that an initial public offering of Yatra India will be consummated in a timely manner or at all or that, if consummated, we cannot assure you that the offering price of the equity shares of Yatra India in the Indian public offering will correspond to the price at which Ordinary Shares trade on Nasdaq in the United States. Any fluctuations in price of equity shares upon listing on Indian stock exchanges, may also impact the trading and price of Ordinary Shares.

Yatra India is incorporated in India and our shareholders may not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

Yatra India’s corporate affairs are governed by its constitutional documents and by the laws governing companies incorporated in India. The rights of Yatra India’s shareholders, including us, and the responsibilities of the members of Yatra India’s board of directors under Indian law are different from those applicable to a corporation incorporated in the United States or the Cayman Islands, our jurisdiction of incorporation. Therefore, our public shareholders may not be able to protect their indirect interests in Yatra India in connection with actions taken by Yatra India, its management, members of its board of directors or us, as its controlling shareholder, as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands. Certain corporate governance practices in India, which is Yatra India’s home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as the United States or the Cayman Islands.

Yatra India may issue equity or convertible securities to third parties, which would indirectly reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

We, through THCL Travel Holding Cyprus Limited (“THCL”) and Asia Consolidated DMC Pte. Ltd. (ACDPL), our subsidiaries, currently own 98.552% of the of the issued, subscribed, and paid-up Equity Share capital of Yatra India. After the completion of the proposed initial public offer of Yatra India (“IPO”), THCL and ACDPL, will continue to hold a significant portion of the issued, subscribed and paid-up equity share capital of Yatra India which will allow them to exercise significant influence over its business and all matters requiring shareholders’ approval. Equity shares to be issued pursuant to IPO, and any future issuance of equity shares subsequent to listing of Yatra India on the Indian stock exchanges, may result in dilution of stake of THCL and ACDPL in the Yatra India, which will indirectly, result in dilution of Yatra Online, Inc.’s stake in Yatra India and would have a dilutive effect on the amount of distributions made to us. Dilution of stake pursuant to IPO and issuance of further securities subsequent to listing of Yatra India, may result in an adverse impact on price of Ordinary Shares and may also have a material impact on ability of Yatra Online, Inc. to raise additional capital for working capital, loans, acquisitions, debt service requirements, execution of business strategy and other general corporate purposes.

Because, you do not directly own the equity shares of Yatra India, you will not have any voting rights directly with respect to any such issuances or other activities of Yatra India.

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

As per the IT Act a company incorporated outside India would be considered a resident in India if its Place of Effective Management or PoEM in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions, which that are necessary for the conduct of the business of an entity, the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and finds mention in several tax treaties.

The Central Board of Direct Taxes has issued guiding principles or Guidelines, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one of substance over form and its determination is fact driven. An entity may have more than one place of management; however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year-on-year basis, and the process of such determination would primarily be based on whether the Company is engaged in “active business outside India”. If during the tax year, PoEM exists both in and out of India, the PoEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and, accordingly, subject to taxes on its global income.

Business Connection.

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

The Finance Act, 2018 (the “Finance Act”) has broadened the scope of the term “business connection” to include “significant economic presence (“SEP”) of the non-resident in India (irrespective of whether the non-resident has established a place of business in India or whether or not the non-resident renders service in India or whether or not the agreement for rendering such service or activities is entered in India). “Significant economic presence” has been defined to include (i) any transaction in respect of any goods/services/property carried out by a non-resident in India including provision of download of data or software in India if the aggregate of payments arising from such transactions exceed the prescribed threshold limit in a year; or (ii) regular interactions with the users in India beyond a prescribed threshold limit through digital means; or (iii) soliciting of business activities in a continuous and systematic manner through digital means. On May 3, 2021, the Central Board of Direct Taxes, notified a threshold limit for SEP.

The Finance Act has also broadened the scope of “business connection” to provide that “business connection” shall include any business activity carried by a person in India for a non-resident where such person habitually concludes contracts or habitually plays the principal role leading to conclusion of the contracts and the contracts are in the name of the non-resident or for the transfer of the ownership of, or for granting of the right to use, property owned by that non-resident or that non-resident has the right to use property or for the provision of services by the non-resident.

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

General Anti-Avoidance Rule.

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

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing law, or the promulgation of new laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities.

We operate in various countries and changes in the tax rates or taw laws of any country could have an impact on our taxes. There may be changes in tax rates in some countries as a result of the OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) which aims to create a global minimum tax rate. There could be other changes in international tax laws and practices as a result of other pillars of BEPS (including taxes on digital services) which may impact our tax cost.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities, and changes in such laws, rules and regulations may adversely affect our business and financial performance.

Many of the statutes and regulations that impose sales, use, occupancy, value-added and other taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, it could decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian tax regulatory authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance what view the Indian tax authorities will take.

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

If we or any member of our group, including Yatra India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

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

Amendments introduced in 2012 to the IT Act provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. Through amendments introduced in 2015 to the IT Act, the word “substantially” has been defined and investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares subject to the provisions of double taxation avoidance agreements that India has entered into with other countries. Further, the amendments also contain an exemption with respect to alienation of shares by a transferor-investor whose voting rights or share capital, at any time during a twelve-month period preceding the date of sale, does not exceed 5% of the total voting rights or share capital in the company, provided such transferor-investor is not vested with rights of management or control in any other form.

There are outstanding litigation proceedings involving Yatra India, its promoters and/or its directors. An adverse outcome, may have an adverse impact on our reputation, business, financial condition, results of operations and cash flows.

There are certain outstanding legal proceedings involving Yatra India, its promoters and/or its directors, which are pending at various levels of adjudication before various courts, tribunals and other authorities. In connection with Indian IPO, according to Yatra India’s Materiality Policy, any outstanding litigation proceedings, other than criminal proceedings, statutory or regulatory actions and taxation matters, is considered material if the monetary amount of claim involving Yatra India, its subsidiaries, its promoters and/or its directors, in any such pending matter is equal to or in excess of 1% of total income (on a consolidated basis) of the Yatra India or if the outcome of any such litigation could have a material and adverse effect on its business, operations, performance, prospects, financial position or reputation.

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

Yatra India proposes to utilize the Net Proceeds to undertake acquisitions for which targets have not been identified. Net Proceeds to be utilized towards strategic investments, acquisitions and inorganic growth initiatives may be insufficient for the cost of such proposed inorganic acquisitions and the deployment of Net Proceeds towards such inorganic growth initiatives may not take place within the period currently intended, and may be reduced or delayed.

Yatra India intends to utilize a portion of the gross proceeds of the Yatra India in connection with the Indian IPO, or the fresh issue of equity shares (“Fresh Issue”) less the Indian IPO related expenses applicable to the Fresh Issue, or Net Proceeds, to fund inorganic growth opportunities over a certain period of time from the date of listing of the equity shares. Yatra India intends to utilize such portion of the Net Proceeds for strategic acquisition opportunities that will enable it to gain access to new geographies, categories and services.

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

Yatra India has not entered into any definitive agreements towards any future acquisitions or strategic initiatives nor has it identified any target company for strategic acquisitions or for undertaking other inorganic initiatives. It is also possible that it may not be able to identify suitable targets, or that if it does identify suitable targets, it may not be able to complete those transactions on terms commercially acceptable to Yatra India or at all. The inability to identify suitable targets or investments and the inability to complete such transactions may adversely affect Yatra India’s competitiveness and growth prospects. In the event Yatra India is unable to identify or conclude transactions that provide potential inorganic growth opportunities or to the extent the portion of the proceeds identified for such use or a part thereof over the period identified, it may utilize the remainder of the identified amount for any other purposes, in accordance with Sections 13(8) and 27 of the Companies Act. Any diversion of funds for another purpose will require authorization by Yatra India’s shareholders in a general meeting by way of a special resolution to approve the use of funds. Yatra India will have to provide an exit opportunity to the shareholders who do not agree to such a proposal. For details, see “Any variation in the utilization of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders’ approval.”

This amount of Net Proceeds proposed to be utilized for the aforesaid objects is based on Yatra India’s management’s estimates and may not be the total value or cost of any such acquisitions, or investments, and may result in a shortfall in raising requisite capital from the Net Proceeds towards such acquisitions or investments. Acquisitions and inorganic growth initiatives may be undertaken as cash transactions, or be undertaken as share-based transactions, including share swaps, or a combination thereof. However, in the event the portion of the Net Proceeds to be utilized for the inorganic growth initiatives are insufficient, or if required as an aspect of the acquisition model, Yatra India may conduct the acquisition as a cash transaction, including by using internal accrual. Utilization of internal accruals towards inorganic growth initiatives may have a material adverse impact on our cash flows and financial condition.

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

Any variation in the utilization of the Net Proceeds would be subject to certain compliance requirements, including prior shareholders’ approval.

Yatra India proposes to utilize the Net Proceeds towards (i) strategic investments, acquisitions and inorganic growth; (ii) investment in customer acquisition and retention, technology and other organic growth initiatives; and (iii) general corporate purposes. At this stage, Yatra India cannot determine with any certainty if it would require the Net Proceeds to meet any other expenditure or fund any exigencies arising out of competitive environment, business conditions, economic conditions or other factors beyond its control. In accordance with Sections 13(8) and 27 of the Companies Act, Yatra India cannot undertake any variation in the utilization of the Net Proceeds without obtaining its shareholders’ approval through a special resolution. In the event of any such circumstances that require Yatra India to undertake variation in the disclosed utilization of the Net Proceeds, it may not be able to obtain the shareholders’ approval in a timely manner, or at all. Any delay or inability in obtaining such shareholders’ approval may adversely affect Yatra India’s business or operations.

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

In light of these factors, Yatra India may not be able to vary the objectives of the Indian IPO to use any unutilized proceeds of the Indian IPO, if any, or vary the terms of any contract referred to in the prospectus related to the Indian IPO, even if such variation is in the interest of Yatra India. This may restrict Yatra India’s ability to respond to any change in its business or financial condition by re-deploying the unutilized portion of Net Proceeds, if any, or varying the terms of contract, which may adversely affect our business, cash flows and results of operations.

Political, economic or other factors that are beyond our control may have an adverse effect on our business and results of operations.

A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our securities will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes, foreign investment, volatility in and actual or perceived trends in trading activity on India’s principal stock exchanges, prevailing economic conditions, policies to regulate inflation, other regulations impacting Indian businesses and the Indian economy as a whole. The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may have adverse effects on the market price of securities of companies located elsewhere, including India. Adverse economic developments, such as rising fiscal or trade deficit, in other emerging market countries may also affect investor confidence, cause increased volatility in Indian securities markets and indirectly affect the Indian economy in general. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows and results of operations and reduce the price of the Ordinary Shares. Any financial disruption could have an adverse effect on our business, future financial performance, shareholders’ equity and the price of the Ordinary Shares.

We are dependent on domestic, regional and global economic and market conditions. Our performance, growth and market price of our Ordinary Shares are and will be dependent to a large extent on the health of the economy in which we operate. There have been periods of slowdown in the economic growth of India. Demand for our products may be adversely affected by an economic downturn in domestic, regional and global economies. Economic growth in the countries in which we operate is affected by various factors, including domestic consumption and savings, balance of trade movements, namely export demand and movements in key imports, global economic uncertainty and liquidity crises, volatility in exchange currency rates, and annual rainfall which affects agricultural production. Consequently, any future slowdown in the Indian economy could harm our business, results of operations, cash flows and financial condition. Also, a change in the government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate in general and our business in particular and high rates of inflation in India could increase our costs without proportionately increasing our revenues, and as such decrease our operating margins.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in India, which could impair our ability to effectively operate our platform, provide our services and adversely impact our business.

All of our products and services are made through our platform using the Internet. Accordingly, our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in India. In addition, to perform reliably, the fixed telecommunications networks and Internet infrastructure of Internet service providers in India, require maintenance and periodic upgrading of the appropriate networks and infrastructure which are beyond our control. We cannot assure you that our back-up and disaster recovery measures and business continuity planning will effectively eliminate or alleviate the risks arising from such contingencies. There can be no assurance that a more technologically sophisticated and reliable fixed telecommunications network or Internet infrastructure will be developed in India that will ensure our ability to deliver smooth and reliable provision of our services to our merchants and users on our platform. Our success will depend upon third parties maintaining and improving Internet infrastructure to provide a reliable network with adequate speed and data capacity and telecommunication networks with good quality of services and lower congestion.

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

For instance, the Taxation Laws (Amendment) Act, 2019 prescribed certain changes to the income tax rate applicable to companies in India and companies can henceforth voluntarily opt in favor of a concessional tax regime (subject to no other special benefits/exemptions being claimed). Any such future amendments may affect other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax free bonds, and long-term capital gains on equity shares if withdrawn by the statute in the future. In addition, due to the COVID -19 pandemic, the Government of India had also passed the Taxation and Other Laws (Relaxation of Certain Provisions) Act, 2020, implementing relaxations from certain requirements under, amongst others, the Central Goods and Service Tax Act, 2017 and Customs Tariff Act, 1975.

Further, the Government of India has announced the Union Budget for Fiscal 2022, pursuant to which the Finance Act, 2021 has introduced various amendments. In addition, unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations including foreign investment laws governing our business, operations and group structure could result in us being deemed to be in contravention of such laws or may require us to apply for additional approvals. We may incur increased costs relating to compliance with such new requirements, which may also require management time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. We may incur increased costs relating to compliance with such new requirements, which may also require management time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. Uncertainty in the applicability, interpretation or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

We cannot predict whether any new tax laws or regulations impacting our services will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have an adverse effect on our business.

A slowdown in economic growth in India could cause our business to suffer.

Our performance and the growth of our business are necessarily dependent on the health of the overall Indian economy. Any slowdown in the Indian economy or future volatility in global commodity prices could adversely affect our business. Additionally, an increase in trade deficit, a downgrading in India’s sovereign debt rating or a decline in India’s foreign exchange reserves could negatively affect interest rates and liquidity, which could adversely affect the Indian economy and our business. Any downturn in the macroeconomic environment in India could also adversely affect our business, results of operations, financial condition or the trading price of the Equity Shares.

India’s economy could be adversely affected by a general rise in interest rates, adverse weather conditions affecting agriculture, commodity and energy prices as well as various other factors. A slowdown in the Indian economy could adversely affect the policy of the Government of India towards our industry, which may in turn adversely affect our financial performance and our ability to implement our business strategy. The Indian economy is also influenced by economic and market conditions in other countries, particularly emerging market conditions in Asia. A decline in India’s foreign exchange reserves may also affect liquidity and interest rates in the Indian economy, which could adversely impact our financial condition. A loss of investor confidence in other emerging market economies or any worldwide financial instability may adversely affect the Indian economy, which could materially and adversely affect our business, results of operations and the market price of the Ordinary Shares.

India has from time-to-time experienced instances of social, religious and civil unrest and hostilities between neighboring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy. A number of countries in Asia, including India, as well as countries in other parts of the world, are susceptible to contagious diseases and, for example, have had confirmed cases of diseases such as the highly pathogenic H7N9, H5N1 and H1N1 strains of influenza in birds and swine and more recently, the COVID-19 and Monkeypox virus.

Other factors which may adversely affect the Indian economy include the following: scarcity of credit or other financing in India, resulting in an adverse impact on economic conditions in India and scarcity of financing of our developments and expansions; volatility in, and actual or perceived trends in trading activity on India’s principal stock exchanges; changes in India’s tax, trade, fiscal or monetary policies, like political instability, terrorism or military conflict in India or in countries in the region or globally, including in India’s various neighboring countries; occurrence of natural or man-made disasters; infectious disease outbreaks or other serious public health concerns; prevailing regional or global economic conditions, including in India’s principal export markets; and other significant regulatory or economic developments in or affecting India.

Financial instability in other countries may cause increased volatility in Indian financial markets.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, including conditions in the United States, Europe and certain emerging economies in Asia. Financial turmoil in Asia, the United States, the United Kingdom, Russia and elsewhere in the world in recent years has adversely affected the Indian economy. Any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector and us. Although economic conditions vary across markets, loss of investor confidence in one emerging economy could cause increased volatility across other economies, including India. Financial instability in other parts of the world could have a global influence and thereby negatively affect the Indian economy. Financial disruptions could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. Further, economic developments globally can have a significant impact on our principal markets. Concerns related to a trade war between large economies may lead to increased risk aversion and volatility in global capital markets and consequently have an impact on the Indian economy. Following the United Kingdom’s exit from the European Union (“Brexit”), there still remains significant uncertainty around the impact of Brexit on the general economic conditions in the United Kingdom and the European Union and any consequential impact on global financial markets.

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

Our consolidated financial statements is prepared in accordance with IFRS. Yatra India’s financial statements are prepared in accordance with Ind AS or Ind AS 34, as applicable and restated in accordance with requirements of Section 26 of Part I of Chapter III of the Companies Act, SEBI ICDR Regulations and the Guidance Note on “Reports in Company Prospectuses (Revised 2019)” issued by ICAI. IFRS differs in certain significant respects from Indian GAAP, Ind AS, U.S. GAAP and other accounting principles with which prospective investors may be familiar in other countries. If our financial statements were to be prepared in accordance with such other accounting principles, our results of operations, cash flows and financial position may be substantially different, primarily on account of timing differences due to different statutory timelines for closure of the financial statements and difference in accounting principles. We have not attempted to explain those differences or quantify their impact on the financial data included in this Annual Report and prospective investors should review the accounting policies applied in the preparation of our financial statements, and consult their own professional advisers for an understanding of the differences between these accounting principles and those with which they may be more familiar. Any reliance by persons not familiar with Ind AS accounting practices on the financial disclosures presented in this Report should be limited accordingly.

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

We will be subject to increased regulatory scrutiny and may incur additional compliance cost on a consolidated basis, upon completion of the Indian IPO, which could materially and adversely affect our business, results of operations and financial condition.

Upon completion of the Indian IPO, Yatra India will be subject to additional compliance requirements as required under applicable Indian laws, rules and regulations governing public companies listed on the Indian Stock Exchanges, including listing requirements of Stock Exchanges, rules, regulations and guidelines prescribed by the SEBI, in addition to the various laws, rules and regulations that we are subject to in the United States and in the Cayman Islands. In terms of SEBI ICDR Regulations and SEBI Listing Regulations, Yatra India will be required to disclose the reports pertaining to utilization of proceeds raised pursuant to the Indian IPO, and any deviation from in the actual utilization of the proceeds.

Laws and regulations, dealing with corporate governance standards applicable to us including rules and regulations prescribed by Nasdaq and the SEC may differ materially to those applicable to Yatra India. These differences in disclosure regimes, timelines to make such disclosures, and trading markets may require additional compliance cost including coordination with Yatra India, to ensure that respective shareholders receive accurate, timely and consistent disclosure of information and some of these activities could be difficult, time-consuming or costly and may increase demand on our systems and resources. For instance, compliance with the public reporting requirements, corporate governance standards and associated rules and regulations as applicable to us and Yatra India pursuant to listing of the Equity Shares are expected to increase expenses in the United States and India. Any failure by us or Yatra India to provide accurate, timely and consistent disclosures under respective disclosure and trading regimes could have a material and adverse effect on the trading price of the Equity Shares and Ordinary Shares.

Further, Yatra India will be required to ensure compliance with timelines as applicable to disclosure of information to respective stock exchanges, and any delay in reporting disclosures, or differences in reporting timelines, as per requirements of applicable laws in different jurisdictions may result in inconsistencies of information available in the public domain, leading to adverse impact on Equity Shares and their trading price.

The listing and trading of the Equity Shares in India will result in increased compliance obligations and costs on a consolidated basis. Further, we and/or Yatra India may face the risks of inquiries, investigations, enforcement actions and other regulatory proceedings by regulatory authorities in these jurisdictions and markets. Any adverse action taken by regulatory authorities on Yatra India in its respective jurisdiction could also result in an investigation, inquiry, or regulatory action against our Company.

Further, upon completion of the Indian IPO, we and Yatra India may be subject to increased disclosure requirements in relation to our business and/or operations on a consolidated basis, which may result in competitive disadvantage or may even result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and materially and adversely affect our business and results of operations.

A third party could be prevented from acquiring control of Yatra India because of anti-takeover provisions under Indian law which could affect the price of our Ordinary Shares.

There are provisions in Indian law that may delay, deter or prevent a future takeover or change in control of Yatra India, even if a change in control would result in the purchase of the Equity Shares at a premium to the market price or would otherwise be beneficial to its shareholders. Such provisions may discourage or prevent certain types of transactions involving actual or threatened change in control of Yatra India. Under the Takeover Regulations, an acquirer has been defined as any person who, directly or indirectly, acquires or agrees to acquire shares or voting rights or control over a company, whether individually or acting in concert with others. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of Yatra India. Consequently, even if a potential takeover of Yatra India would result in the purchase of the Equity Shares at a premium to their market price or would otherwise be beneficial to its stakeholders, it is possible that such a takeover would not be attempted or consummated because of the SEBI Takeover Regulations. Further, certain transactions, including, without limitation, the sale of Equity Shares above certain thresholds or the sale of Equity Shares by shareholders holding specified number of shares or voting rights could be subject to the SEBI Takeover Regulations. Such transactions could require a potential acquirer to undertake an open offer process pursuant to the SEBI Takeover Regulations. Compliances specified under SEBI Takeover Regulations includes, includes requirements that we make an open offer, make an offer for delisting of the Equity Shares as applicable, disclose changes in shareholding or voting rights held by an acquirer in the company, may act as restrictions on our ability to dilute our stake in Yatra India or on Yatra India’s ability to enter into and timely consummate such transactions on favorable terms, which may adversely affect the market price and trading volume of the Equity Shares upon listing and may deter or prevent transactions, including dilution of stake by us which otherwise would be beneficial or in the interest of Yatra India or its shareholders. Further, in the event the offer to delist is made by an acquirer in terms of SEBI Takeover Regulations and/or SEBI Delisting Regulations, holders of the Equity Shares immediately before the completion of the open offer process made by an acquirer under SEBI Takeover Regulations could refuse to tender their Equity Shares, and accordingly, may continue to be minority shareholders following the completion of the open offer process. Further, such minority shareholders who refuse to tender their Equity Shares in an open offer could deter an acquirer from acquiring all of the outstanding Equity Shares, which could result in loss of opportunity beneficial to Yatra India, and or its shareholders. Further, in India, takeovers meeting certain thresholds are under the surveillance of the Competition Commission of India and are regulated by CCI to determine if a proposed takeover would have an appreciable adverse effect on competition in the relevant market.

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

In addition, pursuant to the Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade (“DPIIT”), which has been incorporated as the proviso to Rule 6(a) of the FEMA Rules, investments where the beneficial owner of the Equity Shares is situated in or is a citizen of a country which shares land border with India, can only be made through the Government approval route, as prescribed in the consolidated FDI policy circular of 2020 dated October 15, 2020, issued by DPIIT, and the FEMA Rules.

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

We cannot assure you that we will continue to be in compliance with Nasdaq’s continued listing requirements. In the event we fail to meet the listing requirements under the Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact liquidity of Ordinary Shares, the price for Ordinary Shares and may consequently affect the trading and price of Equity Shares. While there are no restrictions under Indian laws on Yatra India from deconsolidating from the Yatra Online, Inc. (“Yatra Online”), Yatra India must remain our consolidated subsidiary pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. Yatra India’s charter and those of ACDPL (at Singapore) and THCL (at Cyprus), our direct subsidiaries and Yatra India’s parent entities, limit Yatra India’s ability to raise additional capital and/or undertake a change of control transaction, directly or indirectly, without the ultimate approval of our Board and shareholders if the result of such additional capital raise or change of control transaction would result in the deconsolidation of Yatra India from our Company. In the event Yatra India ceases to be our subsidiary and is deconsolidated, the Ordinary Shares could be delisted from Nasdaq, we could fail to list our Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares:

●	the liquidity and marketability of Ordinary Shares;

●	the market price of Ordinary Shares;

●	our ability to obtain financing for the continuation of operations;

●	the number of institutional and retail investors that will consider investing in Ordinary Shares;

●	the availability of information concerning the trading prices and volume of Ordinary Shares; and

●	the number of broker-dealers willing to execute trades in Ordinary Shares.

Non-compliance with Nasdaq’s continued listing requirements and consequent delisting of Ordinary Shares from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade Ordinary Shares and would negatively affect the value and liquidity of Ordinary Shares. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Further, if our Ordinary Shares are delisted, we would incur additional costs under requirements of state “blue sky” laws in connection with any sales of our securities. This could severely limit the market liquidity of our Ordinary Shares and the ability of our shareholders to sell Ordinary Shares in the secondary market, and it may have an adverse impact on our business, operations, liquidity and cashflows on consolidated basis.

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

There has been significant volatility in the Indian stock markets in the recent past, and the trading price of the Equity Shares after the Indian IPO could fluctuate significantly as a result of market volatility or due to various internal or external risks. The market price of the Equity Shares may be influenced by many factors, some of which are beyond Yatra India’s control, including:

●	the failure of security analysts to cover the Equity Shares after the Indian IPO, or changes in the estimates of our performance by analysts;
●	the activities of competitors or suppliers;
●	future sales of the Equity Shares by Yatra India or its shareholders;
●	investor perception of Yatra India and the industry in which it operates;
●	Yatra India’s quarterly or annual earnings or those of Yatra India’s competitors;
●	developments affecting fiscal, industrial or environmental regulations;
●	the public’s reaction to press releases or adverse media reports; and
●	general economic conditions.

We cannot assure you that the offering price of the Equity Shares in the Indian IPO will correspond to the price at which Ordinary Shares trade on Nasdaq in the United States. Any fluctuations in the price of Equity Shares, could also impact the trading and price of the Ordinary Shares.

The characteristics of capital markets in the United States and in India are different, which may cause volatility to the market price of the Equity Shares and Ordinary Shares.

The Indian Stock Exchanges and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). Further, Equity Shares will not be interchangeable or fungible with Ordinary Shares traded on Nasdaq, and there is no trading or settlement between either Nasdaq on the one hand, and the Indian Stock Exchanges on the other hand. As a result of these differences, the trading prices of our Ordinary Shares and Equity Shares might not be the same, even allowing for currency differences. Fluctuations in the price of our Equity Shares due to circumstances peculiar to Indian capital markets, economic and political conditions, including the impact of the COVID-19 pandemic on business and operations, could materially and adversely affect the price of our Ordinary Shares.

Conflicts of interest could arise between the interests of Yatra India’s shareholders and the interests of holders of the Ordinary Shares, which may impede business decisions that could benefit shareholders.

Upon completion of the Indian IPO, conflicts of interest could arise on account of common directors on our Board and Yatra India, and as a result of the relationships between us and Yatra India. Our directors and officers have duties to us and our shareholders under applicable Cayman Island law, which may result in a conflict of interest in allocating potential opportunities, management time, services and other functions between us and Yatra India. Certain directors, officers and key personnel are also officers and key personnel of Yatra India, which may result in competing demands on their time and resources for addressing the requirements of operations and business of our Company and Yatra India which may further lead to (i) conflicts of interest, (ii) impede independent business decision making, (iii) result in actions or inactions that are detrimental to business and operation and harm the implementation of the investment objectives. We cannot be sure that directors, officers and key personnel acting on behalf of Yatra India will act in our best interests when deciding on matters relevant for business and operations of our Company. We may not be able to resolve conflicts that may arise in future, in a manner which is in best interests of the shareholders of the Equity Shares and Ordinary Shares and can have an adverse impact on our business, operations, and financial position.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market price for Ordinary Shares and Equity Shares and trading volume could decline.

The trading markets for our Ordinary Shares and/or Equity Shares will rely in part on the research reports that equity research analysts publish about Yatra India and our business. While research analysts in India are subject to applicable laws, including those of the Securities and Exchange Board of India (Research Analysts) Regulations, 2014, we do not control the analysts or the reports published by analysts thereof. If research analysts do not initiate coverage on Yatra India or maintain adequate research coverage of us or if one or more of the analysts who covers us or Yatra India downgrades our Ordinary Shares or Equity Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares or Equity Shares may be adversely impacted. If one or more of these analysts cease coverage of Yatra India or us or fail to publish reports or publish negative but complete, accurate and fair reports it could have material adverse impact on our business, operations, market price or trading volume for Ordinary Shares or Equity Shares.

Risks Related to Our Ordinary Shares

Outstanding warrants and options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of June 30, 2022, there were outstanding warrants to purchase an aggregate of 200,458 Ordinary Shares out of which certain warrants became exercisable to purchase 46,458 Ordinary Shares, at an exercise price of $26.9058 assuming, none of the warrants are exercised through “cashless” exercise, after December 16, 2016 and will expire on July 24, 2023 at 6:00 p.m., Pacific Time and certain warrants became exercisable, at an exercise price of $12.00 per share, to purchase 154,000 Ordinary Shares on September 12, 2017 and will expire on September 12, 2022. The exercise price of these warrants is $12.00 per share. In addition, as of June 30, 2022, there were outstanding options to purchase an aggregate of 3,216,911 Ordinary Shares (including 2,680,652, Company restricted stock units and performance stock options) and outstanding restricted share units and performance stock units which, when vested, will result in the issuance of 2,680,652, Ordinary Shares. To the extent the above-described warrants or options are exercised, the above-described restricted shares vest, or if we issue any additional equity securities, including but not limited to options, warrants, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sale of a substantial numbers of such shares in the public market, the fact that such warrants or options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

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

Our corporate affairs are governed by our Sixth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Cayman Islands Companies Law (“Companies Law”) (2020 Revision, as the same may be supplemented or as amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and certain U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against our Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against our C predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind of enforcement of which would be, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, which would not have been enforceable upon the application of the traditional common law principles summarized above. . The Judicial Committee of The Privy Council held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

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

We are considered a “foreign private issuer” under the Exchange Act and, therefore, are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

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

As a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. For example, the Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, our Cayman Islands counsel has provided a letter to Nasdaq dated March 18, 2020 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement to hold annual shareholder meetings every year. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to the holding of annual meetings. We have not held an annual general meeting since our December 12, 2018 meeting. Henceforth, we intend to hold general meetings annually and AGM of 2022 is scheduled to be held on August 24, 2022.

We have a staggered board of directors, which could impede an attempt to acquire our Company or remove our management.

Our board of directors is divided into three classes, each of which serves for a staggered term of three years. A staggered board makes it more difficult for shareholders to change a majority of the directors since only approximately one third of the existing board of directors may be replaced at any election of directors. This arrangement may have the effect of keeping the current members of our Board in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our Company or change or remove our management.

As of March 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired have continued in their positions as directors until our next annual general meeting is held. However, the Company has scheduled its 2022 annual general meeting on August 24, 2022 which includes the amendment of Memorandum and Articles of Association of the Company which inter alia provides for holding its annual general meeting in each calendar year. See “As a “foreign private issuer” whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.”

In connection with our Business Combination Agreement, we granted certain shareholders rights to nominate directors for election to our Board and also entered into an investor rights agreement with certain of those shareholders, which provides additional rights to nominate directors for election to our Board. Except as provided in the Business Combination Agreement and the investor rights agreement, our shareholders do not have the ability to nominate directors for election to our Board.

On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corp. stockholders and Yatra Online shareholders who received certain of our Ordinary Shares in connection with the Business Combination Agreement. The Investor Rights Agreement grants the each of MIHI LLC and, collectively, the Terrapin Sponsors the right to designate one representative to attend any or all meetings of our Board in a non-voting observer capacity. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of any of the directors initially designated by our Company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Although any shareholder may recommend potential director candidates to our Board, except as provided in the Business Combination Agreement and the Investor Rights Agreement, our shareholders do not have the ability to nominate directors for election to our Board. As a result, shareholders granted the right to nominate individuals to our Board in connection with the Business Combination Agreement or the Investor Rights Agreement may be able to influence the composition of our Board and, in turn, potentially influence and impact future actions taken by our Board.

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

In connection with the Business Combination Agreement, we issued certain shareholders warrants to purchase our Ordinary Shares with provisions that require liability classification. These warrants require us to “mark to market” (i.e., record the derivatives at fair value) as of the end of each reporting period as liabilities on our balance sheet. Any volatility in the trading price for our Ordinary Shares would also impact the fair value determination of our outstanding warrants. A significant increase in the trading price for our Ordinary Shares, while we are required to mark-to-market the fair value of our outstanding warrants, may have a significant adverse impact on our operating results.

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

As of June 30, 2022, we had 58,444,720 Ordinary Shares issued and outstanding, 1,854,871 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share) and 2,392,168 Class A shares issued and outstanding, and Yatra USA had 1,854,871 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Share in the Company at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could decline. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

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

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, and as such it is subject to certain limitations with respect to dividend payments and increased tax payments on any such distribution. Limitations on our subsidiaries’ ability to pay dividends to us could adversely impact our shareholders’ ability to receive dividends on our Ordinary Shares.

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

Factors affecting the trading price of our securities may include:

●	our ability to successfully complete any past or potential future acquisition, and realize the anticipated benefits of such acquisitions;

●	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning our Company or our industry in general;

●	operating and stock price performance of other companies that investors deem comparable to ours;

●	our ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

● ●	changes in the volume of our Ordinary Shares available for public sale; any major change in our Board or management;

●	sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

●	any continued slowdown in India’s economic growth;

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism; and

●	natural calamities such as earthquakes, tsunamis, floods, droughts and pandemics or other health crises, such as COVID-19.

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

There is no guarantee that our Ordinary Shares will continue to qualify for listing on Nasdaq for any period of time and the failure to have our Ordinary Shares listed for any reason may negatively affect the value of our Ordinary Shares, as applicable.

Our Ordinary Shares began trading on Nasdaq under the symbol “YTRA” on December 19, 2016. There are no guarantees that our Ordinary Shares will continue to qualify for listing on Nasdaq. If our Ordinary Shares are ever in the future delisted, the holders could face significant consequences, including:

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

As of June 30, 2022, entities affiliated with MAK Capital One LLC and Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the “Terrapin Sponsors”) and certain of their affiliated entities (including Nathan Leight), Network 18 Media & Investments Limited, entities affiliated with Norwest Venture Partners, entities and people affiliated with Altai Capital Management, LLC, entities affiliated with Letko, Brosseau, & Associates Inc., entities affiliated with Meros Investment Management L.P., entities affiliated with The 2020 Timothy J. Maguire Investment Trust and entities and people affiliated with Catamount Strategic Advisors, LLC beneficially own approximately 59.54% of the issued and outstanding shares of our Company, assuming the conversion into Ordinary Shares of all (i) Yatra USA, Corp. (“Yatra USA”) Class F Shares (the “Yatra USA Class F Shares”), and (ii) Class A non-voting shares and (or approximately 59.35% of the shares of our Company, assuming such conversion and the exercise or conversion of all of our outstanding warrants), based on information known to us or ascertained by us from public filings made by such shareholders. The Terrapin Sponsors have agreed not to transfer, assign or sell any of their shares of Yatra USA until the earlier of (i) June 16, 2018 or (ii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. As restrictions on resale end, the market price of our Ordinary Shares could decline if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

Our business could be negatively affected as a result of actions of activist shareholders and shareholder advisory firms.

Campaigns by shareholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. For example, in July 2021, we received a letter from the 2020 Timothy J. Maguire Investment Trust, one of our shareholders, recommending that we make certain operational changes, restructure our corporate governance, and refresh our Board membership. On January 17, 2022, we entered into a Cooperation Agreement, wherein we agreed to appoint Roshan Mendis to the Board, for a term of office that expires at the 2023 annual general meeting of shareholders. In July 2022, we received notice from MAK Capital One L.L.C., one of our shareholders, recommending that we make certain corporate governance and board structure changes, in addition to changes to our composition and stockholder engagement process. On July 17, 2022, we entered a Cooperation Agreement with MAK Capital One L.L.C., wherein we agreed to add Michael A. Kaufman to the Board for a term expiring at the 2023 annual general meeting of shareholders and revising Proposal No. 3 to be voted on by shareholders at the 2022 annual general meeting to require that we hold an annual general meeting each calendar year and to revise the meaning of “loss of control” to include a possible deconsolidation between us, Yatra Online Limited and other subsidiaries.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Yatra Online, Inc. is a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a public company upon the consummation of the Business Combination Agreement. Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, and our telephone number at this office is +91- 124-4591700. Our principal website address is www.yatra.com and our other main website is www.travelguru.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

Yatra Online is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 12.4 million travelers that have booked their travel through us as of March 31, 2022. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

B. Business Overview

Our Company is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest corporate travel services provider and the second largest online travel company in India among key online travel agencies (“OTA”) players in terms of gross booking revenue and operating revenue, for fiscal year 2020. (Source: CRISIL Report). We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2,094,000 tie-ups, as of October 29, 2021 (Source: CRISIL Report).

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 93,500 hotels in approximately 1,400 cities and towns in India and more than two million hotels globally, which is the largest hotel inventory amongst key Indian OTA players (Source: CRISIL Report). To ensure that our service is a “one-stop shop” for travelers, we also provide our customers with access to holiday packages and other activities such as visa facilitation, tours, sightseeing, shows and events.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Ministry of Statistics and Programme Implementation (“MoSPI”), India’s GDP growth came in at 8.7% for fiscal year 2021 from a decline of 7.3% in fiscal year 2020 due to the impact of COVID-19. The Reserve Bank of India is forecasting GDP growth of 7.2% for fiscal year 2023. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with approximately 718 large corporate customers and approximately 49,000 registered SME customers and the second largest consumer online travel company (“OTC”) in the country in terms of gross booking revenue for fiscal year 2020 (Source: CRISIL Report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: B2C (business to consumer) and B2B (business to business which includes business to enterprise and business to agents). We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 29,000 travel agents in more than 840 cities across India as of March 31, 2022.

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

1. Data for the 12 months ended March 31, 2022 for flagship brand yatra.com only and excludes data from B2B businesses.

2. Cumulative as of March 31, 2022; does not include data for B2B businesses.

3. Approximate count as of March 31, 2022.

We define a “visit” as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events and transactions. We use “traffic” and “visits” interchangeably in this Annual Report.

We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2022, our web and mobile properties received approximately 168 million visits, a 30% increase compared to that of fiscal year 2021 as a result of easing of Covid-19 related restrictions in the country and strong rebound in travel interest from people. Our mobile applications have been downloaded approximately 24 million times as of March 31, 2022.

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

In order to further strengthen customer loyalty and provide an incentive to the employees of our corporate customers to transact with us as B2C customers, we operate a proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. Our eCash loyalty program acts as a surrogate and fills the loyalty gap that exists across product categories such as air travel (“Air”) and hotels (“Hotel”) in the travel market in India. We currently have over six million eCash registered users on our platform. During fiscal year 2022, approximately 90% of our customers’ visits have been from direct and organic traffic. We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us.

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

We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India. In fiscal year 2022, due to COVID-19, we experienced a significant decrease in our sales of holiday packages and lower travel demand due to travel restrictions. During the fiscal year 2022, as a result of easing of Covid-19 related restrictions in the country and strong rebound in travel interest from people we have experienced a growth in travel as compare to the previous year.

Our revenue was INR 7,259.4 million in fiscal year 2020, INR 1,271.3 million in fiscal year 2021 and INR 1,989.4 million in fiscal year 2022. Our Adjusted revenue was INR 5,982.4 million in fiscal year 2020, INR 2190.6 million in fiscal year 2021 and INR 3,302.4 million in fiscal year 2022. In addition, our Gross Bookings for Air Ticketing, Hotels and Packages and other services was INR 87,770.4 million in fiscal year 2020, INR 15,816.9 million in fiscal year 2021 and INR 34,298.4 million in fiscal year 2022. During fiscal year 2020, 2021 and 2022 our net losses were INR 840.2 million, INR 1,194.9 million and INR 482.5 million respectively.

Gross Bookings for Air Ticketing business was INR 77,411.3 million for fiscal year 2020, INR 13,001.8 million for fiscal year 2021 and INR 27,648.8 million for fiscal year 2022, while adjusted revenue was INR 3,958.0 million, INR 1,487.5 million and INR 2,211.1 million respectively. Similarly Gross Bookings from Hotels and Packages segment was INR 7,895.9 million for fiscal year 2020, INR 1,705.6 million for fiscal year 2021 and INR 3,487.3 million for fiscal year 2022, while adjusted revenue was INR 784.6 million, INR 350.5 million and INR 599.1 million respectively.

Our revenue was INR 1,989.4 million in fiscal year 2022 and INR 1,271.3 million in fiscal year 2021, representing an increase of 56.5% over that period. Our Adjusted Revenue was INR 3,302.4 million in fiscal year 2022 and INR 2,190.6 million in fiscal year 2021, representing an increase of 50.7%. In addition, our Gross Bookings for Air Ticketing, Hotels and Packages and Other services increased to INR 34.3 billion in fiscal year 2022 from INR 15.8 billion in fiscal year 2021, representing an increase of 116.8%. During fiscal years 2022 and 2021, our net losses were INR 482.5 million and INR 1,194.9 million, respectively.

Adjusted Revenue is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics.”

We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. Our mobile traffic increased by approximately 43% in fiscal year 2022 as compared to fiscal year 2021. The increase in traffic has been contributed to by both our technological developments along with rebound in the overall travel industry.

During the fiscal year 2022, 1.64 million mobile applications were installed with significant mix towards devices run on android operating system. In addition, we received approximately 14 million online shoppers’ visits on our platform each month.

Unless otherwise specifically stated, the market and industry information and statistics included in the below description of our business is as of March 31, 2022.

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

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to the re-imposition of states-wide travel restrictions, lockdowns and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. Vaccinations continue to be administered at a rapid rate in India with at least 73.4% of the population having received at least one dose as of June 11, 2022. Current traffic data from the DGCA (Directorate General of Civil Aviation) suggests that air traffic has now recovered to over 85% of pre-covid levels and it is anticipated that we could see a recovery to pre-pandemic levels by the fourth quarter of fiscal year 2023. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

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

Termination of Ebix merger agreement

As previously disclosed, on June 5, 2020, Yatra Online, Inc. delivered to Ebix Inc. (“Ebix”) our notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the merger agreement and an ancillary extension agreement. In addition, we also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the Court of Chancery granted Ebix’s motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the dismissal to the Supreme Court of the State of Delaware. The matter was heard by the Supreme Court on March 23, 2022. On April 11, 2022, the Supreme Court affirmed the final judgment of the Court of Chancery.

Our Approach

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. India’s GDP growth is expected to come in at 7.2% in fiscal year 2023 from 8.7% in fiscal year 2022 after decline of 7.3% in fiscal year 2021 due to the impact of COVID-19. Nevertheless, India’s middle class is still a relatively small fragment of India’s population.

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

We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across our go-to-market channels, each of which has experienced strong growth in gross bookings. Using our common technology platform, business customers, who are introduced to our platform through their employers, are able to explore and book their leisure travel, and in some cases our eCash program rewards and incentivizes them for doing so. We believe that these aspects of our platform and the high number of repeat visitors and repeat transactions provide us with a cost-effective way to grow our business while providing a high quality service to our customers.

Distribution Platforms

Our distribution platforms are a combination of our website, mobile applications and network of travel agents as well as call centers specifically for holiday packages. The wide range of our distribution platforms provides us access to Indians traveling domestically or internationally and also to non-resident Indians and others traveling inbound to India and to other countries.

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C and B2B channels. Our customer “touch-points” include our mobile applications, website and call centers as well as ‘embedded’ teams within some of our B2B clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering approximately 29,000 agents in more than 840 cities across India as of March 31, 2022. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2B customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

(1) Data for the twelve months ended March 31, 2022 for flagship brand Yatra.com only and excludes data from B2B businesses.

(2) Cumulative as of March 31, 2022; does not include data for B2B businesses.

(3) Approximate count as of March 31, 2022.

Our website and mobile applications provide the following capabilities:

●	Exploring & Searching: Our web and mobile platforms enable customers to explore and search flights, hotels, holiday packages, buses, trains and activities. We have developed a Natural Language Processing/Machine Learning, or NLP/ML based text/voice search engine on our website and our Facebook Bot to optimize search results. We also have a NLP/ML-based customer support knowledge engine to address users’ queries without dialing the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as “Lowest Fare Finder,” “Super Saver,” “Things To Do” and notifications.

●	Total Visibility: Using our platform, customers are able to search for the lowest price available on any given date, identify dates with public holidays and widely celebrated events, and obtain additional information such as tripadvisor.com reviews, information on refundable or non-refundable fares and number of stops on airline bookings and hotel and room amenities.

●	Booking: Once a customer has decided to book travel, we offer a range of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms as well as buy-now-pay-later facility through Lazypay.
●

Carbon Emission for Flights: A customer will be provided flight specific and seat specific details of carbon emissions next to the price and duration of the flight. This will help the customer to make more sustainable choices and will help customers track their footprint. The feature has been introduced in the pursuit of achieving the Sustainable Development Goals set by the United Nations General Assembly.

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

●

Meta Search Tool: In April 2022, we launched a Meta Search Tool for our corporate customer base. This will help large corporate customers with multiple vendor partners to search across those vendors and display the best available option for their employees on a single screen along with the rates directly contracted by the corporates with the airlines and the hotels. This option is available across domestic and international flights and hotels. This is an expansion of our self-book platform to a platform with rich integrations, special request management, advanced supplier management and precise and agile reconciliations and dashboards.

●	Strategic Partnership with Cleartrip.com: In February 2022 we entered into a strategic association with Flipkart (part of Walmart group) owned Cleartrip.com wherein Cleartrip’s customers would have access to yatra.com’s inventory of 94,500 hotel and home stays of various kinds ranging from 5 Star luxury properties to alternative accommodation such as villages, guesthouses and service apartments in approximately 1,400 cities in India.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

●	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 24 million times.
●	Yatra Web Check-In: An application designed to ease the flight check-in process for travelers.
●	Yatra Corporate: A self-booking application for our business customers.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and as of March 31, 2022, our mobile platforms accounted for approximately 85% of our total consumer visits.

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

Customers can quickly review the pricing and availability of our products and services, evaluate and compare options, and book and purchase such products and services online within a few minutes. For our holiday packages, customers can submit their inquiries through our websites and our sales representatives contact such customers to follow up and process the transaction, if required. In addition to our product and services information, our websites feature comprehensive travel advice ranging from basic information to customer reviews for the destinations we cover. Customers may post questions and queries regarding specific products and services and receive timely responses online from customer service representatives, which in turn facilitates their travel planning, product selection, reservations and payments. Customers can also raise complaints about our travel products and services through e-mail or contact us on our customer care number. Our websites have been designed to provide a user-friendly experience to customers and is reviewed and upgraded from time to time.

Mobile Applications

Our mobile applications have been downloaded approximately 24 million times, as on March 31, 2022.

Through our android and iOS based mobile applications, customers can conveniently access all their past and future bookings, check and modify booking details and request for e-tickets and details on text message service. In addition, customers can utilize the web check-in feature for flights on our mobile applications. We also offer discounted travel products and services that are exclusive to users of our mobile applications for limited periods to enhance our mobile user engagement. Further, we also offer an “airplane chat” feature on our Android mobile application that allows passengers to communicate with each other.

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

Compare and Select. Our websites and mobile application display various possible selections and provides additional information about the products and services and also prompts the customer with available special offers or provides additional information about the product. We also provide the customer with information regarding the travel product in details together with photographs as well as reviews and ratings. The customer can sort, refine or rank search results by further defining certain search parameters such as price range, ratings, popularity and amenities.

Order Placement. After a customer has selected a particular option, our websites and mobile application will provide the customer with an opportunity to review details of the travel products and services being purchased and the terms and conditions of such purchase. At this stage, our websites and mobile application connects to our suppliers’ system to confirm the availability and pricing of the product selected. Customers are also shown options to purchase travel insurance, prebooking of preferred seats and meals and other related ancillary value-added services at this stage.

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

Travel Agent Network

Our travel agent network has access to Yatra’s customized portal, which allows them to offer their customers our various product and services. We believe this allows us in addressing the needs of a large and fragmented market of travel agents as well as in reaching customers in smaller markets, within the Tier 2 and Tier 3 cities. We have a wide network of travel agents of approximately 29,000 travel agents registered with us across almost all major cities in India, as of March 31, 2022.

The travel agents registered with us can access our websites enabling them to sell our full portfolio of travel products and services to their customers. We enter into agreements and contracts with such registered agents and also take deposits from them at the time of registration in certain situations. These travel agents earn commissions from us depending on the volume and type of travel products and services sold. We also pass-through cost benefits to agents on the promotional offers received from airlines. In addition, our travel agent network has continued engagement with us through regular meetings and e-mails. We believe our network is attractive to travel agents as we provide access to a wide range of travel products and services which such agents may not be able to access cost-effectively or at all. Further, our travel agents’ network allows us to expand our footprint and distribution network in India in a cost-effective manner.

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our platforms and improve the rate at which visitors become customers.

We have invested in developing and promoting our brand, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. Traditional or offline channels include print, radio, television, mass media campaigns, and short messages as well as through our call centers. Online marketing includes search engine marketing and other innovative digital marketing tools, such as search engine monetization, viral marketing and online display banners; other advertising networks, including mobile advertising partners; search engine optimization and display advertising on websites along with e-mails. Social media marketing incudes continuous engagement on social media platforms. In particular, our presence in online social media enables us to grow and maintain engagement with our targeted customers. Our advertising and sales promotion expenses accounted for 43.54% of our Adjusted Revenue in Fiscal 2022.

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

We believe that we have built and continue to maintain strong relationships across our portfolio of suppliers for airlines, hotels and holiday packages. We have teams managing our existing airline relationships, hotel relationships and holiday packages. These teams also work to expand our offerings and network. A selective mix of negotiated rates, payment terms and co-participation promotions has resulted in a compelling consumer portfolio offering with an opportunity to leverage our large customer base and cross-sell effectively.

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

During the year ended March 31, 2022, air passengers booked increased by 41% year over year and air gross bookings increased by 113% over the same period, as there has been steady recovery post impact of COVID 19 in fiscal year 2021.

(1)	Data for flagship brand Yatra.com only and excludes data from B2B businesses
(2)	Please refer to “Item 5. Operating and Financial Review and Prospects—Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.
(3)	Fiscal year 22 performance has been impacted due to second wave of Covid in April and May 2021 in India, along with impact of Omicron variant in January 2022.

Hotels and Packages

Hotels

As of March 31, 2022, our customers can review and book flights on all major Indian and international airlines, and accommodations at approximately 93,500 hotels and homestays in approximately 1,400 cities and towns in India as well as more than 2 million hotels around the world. In fiscal year 2022, more than 1.02 million standalone hotel room-nights were booked through our platforms.

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

Revenue from our Hotels and Packages business includes commissions and markups that we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis. From fiscal year 2021 to fiscal year 2022, our Hotels and Holiday Packages’ Gross Bookings increased by 104% due to an increase in hotel room-nights sales largely as a result of recovery from COVID-19 pandemic in fiscal year 2021. However, recovery in sale of holiday packages has been lower due to restrictions in international travel, which were in force for a significant part of the fiscal year.

We believe that Yatra has India’s largest hotel inventory with approximately 93,500 properties on our platform, especially in the key “budget” category in Tier 2 and Tier 3 cities that matches Indian consumers’ preferences.

(1)	Management estimates, as of March 31, 2022.
(2)	Management estimates from company website, press articles and filings.
(3)	Includes approximately 7,200 homestay accommodations.
(4)	Premium hotels include 4- and 5-star accommodations, mid-segment hotels include 3 star accommodations and budget hotels include all other accommodations (including homestay accommodations).

Holiday Packages

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumers, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have approximately 580 holiday packages to destinations within India, Asia, the Middle East and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand and Malaysia. We also opened up our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

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

Activities

Launched in July 2016, we listed more than 2,258 activities inside and outside India as of March 31, 2022. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Yatra Freight

In October 2020, we launched a new end-to-end freight forwarding business, which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. Despite the pandemic, we have rapidly scaled up this business over the past few months and we believe this business has the potential to be even bigger than corporate travel over the long-term. As on March 31, 2022, we have a team of approximately 127 seasoned freight and logistics industry professionals. The freight platform that we are building has the potential to be a global product and we believe it will enable us to deliver multiple years of strong growth.

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

Our Strengths

We believe the following combination of attributes of our Company distinguishes us from our competitors:

Trusted online travel brand with a proven track record and targeted marketing strategy

“Yatra,” which is the Hindi word for “Journey,” is one of India’s most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India’s Ministry of Tourism, The Economic Times Brand Equity’s Most Trusted Brand Survey 2016, Travel and Hospitality’s Most Outstanding Travel Company, National Tourism Award for “Best Domestic Tour Operator” in Category I (Rest of India), “Best Inbound Tour Operator” for 2017-18 and the CNBC Awaaz Travel Award.

The strength of the brand is reflected in the fact that over 90% of our total traffic has come from direct and organic traffic (which are visitors who enter our website through unpaid search results without any intermediary) for fiscal year 2020 and 2021 (Source: CRISIL Report). To further strengthen the brand, we have, from time to time, signed up some of India’s leading celebrities as our brand ambassadors in the past.

The strength of our brand has increased significantly over the years. Our mobile applications have been downloaded approximately 24 million times.

We incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions, which are detailed below:

	Year ended March 31
Description	2020	2021	2022
(amounts in thousands)	INR	INR	INR
Customer inducement and acquisition costs^	1,486,371	809,587	1,313,621
Marketing and sales promotion expenses^^	196,209	79,584	124,147
Total	1,682,580	889,171	1,437,768

^ Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives

^^ Marketing and sales promotion expenses include online, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media and other marketing initiatives. Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers. As part of our cross-marketing efforts, we have entered into arrangements with various banks and payment gateways, to offer promotions and discounts on the purchase of tickets on our websites and mobile applications platforms in addition to also providing cash-back options. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. We have also entered into alliances with various brands, for cross-marketing our products and services. We believe our marketing strategies have increased our brand awareness, driven potential customers to our platforms and improved the rate at which visitors become customers.

Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers

We have designed a unique “go-to-market” strategy that is a mix of B2C and B2B. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. We are India’s largest corporate travel services provider and the second largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for fiscal year 2020. (Source: CRISIL Report). We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and our eCash program furthers customer loyalty across channels, builds a diversified customer base. These channels enable us to provide end-to-end travel solutions for passengers travelling domestically and internationally.

B2C Channel. Our B2C distribution channel commenced operations in 2006 and focuses on the growing Indian middle-class population and their increasing travel requirements, and provides them with travel products and services through our websites and mobile applications. The largest category of customers for online travel agencies is the B2C segment, i.e., direct or retail customers, that use online platforms for bookings, who accounted for approximately 52% to 62% of the overall online travel agencies’ net revenue in fiscal year 2021 (Source: CRISIL Report).

B2B Channel. Our B2B channel includes corporate travel and our travel agent business.

Corporate Travel: Our corporate travel business commenced operations in 2013 and we provide an end-to-end software-as-a-service (“SaaS”) -based travel solution to corporates. Our corporate platform integrates with the corporate customers’ Enterprise Resource Information System (ERIS) and Enterprise Resource Planning (ERP) platforms and provides a one-stop-shop solution for all their travel needs. Our hybrid approach of a self-book model and onsite customer support allows our corporate customers to seamlessly enforce their travel policy at the system level to ensure better compliance and cost control and in addition also enables us to provide “high touch” service if required. We also utilize data and analytics to offer our corporate customers a personalized experience on our website and app. As of March 31, 2022, we had approximately 718 large corporate customers and over 49,000 registered small and medium-sized (“SME”) customers. B2B segment in the Indian OTA is expected to grow at CAGR of 12% to 14% (Source: CRISIL Limited).

Travel Agents: This business segment helps us reach customers in smaller markets (Tier 2 and Tier 3 cities) where Internet penetration has traditionally been lower. It provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from travel agents located across India. As of March 31, 2022, we had approximately 29,000 travel agents registered with us across most major cities in India. Our network of travel agents has allowed us to expand our footprint and distribution network in India.

Our distribution channels are supported by a hybrid platform, which is a combination of our websites, mobile applications and network of travel agents across India as well as call centers. We have developed streamlined software across our distribution channels, which provides us with multiple points of contact for marketing additional travel products and services to existing customers.

Large and Loyal Customer Base

We have served approximately 12.4 million cumulative travel customers as of March 31, 2022, with over half of them having signed up for our eCash loyalty program. Our websites, and mobile applications have been designed to provide customers with flexibility in choosing travel options. We recorded a booking success rate of 98.7% on our websites and mobile applications in the B2C channel for domestic transactions in fiscal year 2022.

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

In our corporate travel business, we currently serve approximately 718 corporate customers where our customer retention rate has improved from approximately 96% in fiscal year 2020 to approximately 97% in fiscal year 2021 and approximately 98% for fiscal year 2022.

We think of our corporate business as a “platform” which provides us an opportunity to leverage our strong and long-standing relationship with our corporate customers to cross sell other products such as expense management and freight management.

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

We have the largest inventory of domestic hotels in India with approximately 93,500 properties on our platform and we act as a supplier to some of the largest global and domestic online travel and corporate travel management companies. Post COVID, we introduced our Clean Pass initiative to better aid Corporates and retail customers in their selection process. ‘Clean Pass’, is an initiative to ensure safety measures are adopted by our partner hotels, cabs and bus service providers. A ‘Clean Pass’ for hotels includes safety measures such as sanitization of room and common areas, wearing of masks and gloves by staff, having the Aarogya Setu app, regular temperature checks, room sanitization in front of the guests during check-ins besides others. We have approximately 13,680 hotels that have been registered with ‘Clean Pass’.

Integrated Technology Platform

We utilize a single data center with an active data center backup in a separate location and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms. The technology stack includes Java, MySQL, MongoDB, Redis, Memcache and jQuery with a 3-tier service-oriented architecture for horizontal scale, performance and flexibility. We leverage and contribute to open source technologies, leading to faster innovation, development and cost-efficiencies.

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

Our corporate travel solution for enterprises is a tightly integrated SaaS platform. For each corporate customer that uses our platform, we are tightly integrated with the customer’s ERIS and ERP platforms, thus creating a large moat around our corporate business. Our corporate SaaS platform also comes with self-book capabilities, available both on mobile and desktop. Self-book functionality helps enforce a corporate’s travel policy at the system level and prevents operational expenditure, or opex, leakage thus, having a positive impact on the customer’s bottom-line.

Our integrated platform approach provides us with a scalable, comprehensive and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat usage by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our corporate travel customers to transact with us as B2C customers, we operate our proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. In India, majority of the airlines do not have a mileage program and similarly a large number of hotels do not offer a loyalty program. Our eCash loyalty program acts as a proxy and fills the loyalty gap that exists across product categories such as Air and Hotel. We currently have over 6 million eCash registered users on our platform.

In-house Advanced Technology Infrastructure. We have a dedicated in-house technology team focused on developing a secure, advanced and scalable technology infrastructure and software. We believe this has enabled us to better manage our product and service offerings and improve operating efficiencies by integrating our sales, delivery and customer service functions. Our in-house technology team has enabled us to continuously strengthen our scalable technology infrastructure, support customer focused initiatives, introduce innovative services and solutions, and improve our product and service delivery, which we believe has enabled us to maintain high levels of customer satisfaction our grow our market share. As of March 31, 2022, our technology team included 99 employees with technology backgrounds and with domain expertise focused on evolving technologies focused on our various product and service verticals.

Since the start of the pandemic in March 2020, we have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation and refund of bookings. This automation has been deployed on website, app and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

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

Our Growth Strategy

The key elements of our long-term growth strategy include:

Growth in the customer base using cost-effective technology solutions

We intend to grow our customer base by continuing to provide business and leisure travelers, a seamless and integrated technology platform that meets all their travel needs. Our corporate customers collectively employ approximately 7 million workers who we believe form part of a vibrant, fast-growing customer base with disposable income. These employees constitute a target customer base of approximately 28 million customers, assuming an average family size of four people. In this endeavor, we have also introduced a loyalty program to incentivize employees who transact with us on our corporate travel platform to cross-pollinate and transact with us for their personal travel needs on our B2C platform. This cross-pollination enables us to service this audience in a cost-effective way while ensuring increasing ARPU (Average Revenue Per User).

(1)	Cumulative as of March 31, 2022; does not include data for travel agent businesses.

Grow “Share Of Wallet” With Existing Customers-Leverage our Multi-Channel Approach and Our Loyalty Programs

A number of initiatives have been developed and incorporated in the platform that help us drive and reward customer loyalty. These are specifically targeted on B2C and B2B channels, where we have integrated features, such as (a) loyalty programs (eCash); (b) additional features on the product level to ensure comprehensive travel solutions coupled with value added services and (c) to incentivize our corporate travel customers to utilize our services for their travel needs.

Our eCash program was launched in 2014 to reward customers for repeat purchases. Since its inception, over 6 million customers have registered for our eCash program. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Since the eCash program was launched, we have seen a significant impact of this program on our business. We plan to continue to use eCash program as an incentive to drive repeat rates from our B2C customers and to incentivize B2B customers to transact with us on the B2C platform.

Further Strengthen our focus on Corporate business

As of March 31, 2022 we had 718 large corporate customers and approximately 49,000 registered SME customers. Our corporate travel business commenced operations in 2013 and now provides an end-to-end SaaS-based travel solution to corporates. These services are currently closely integrated on the platform include travel and expense. Our SaaS platform allows us to onboard a new customer using our standardized product within a 3-week timeframe.

The corporate travel market is expected to grow at a Compound Annual Growth Rate (“CAGR”) of 12-14% between fiscal year 2020 to fiscal year 2025 to reach INR 62-66 billion in fiscal year 2025 from INR 33-37 billion in fiscal year 2020 (Source: CRISIL Report). We believe our leadership position in corporate travel, our integrated technology platform and our speed to market in bringing customers onboard gives us a distinct advantage over the competition.

We recently launched a freight forwarding business through Yatra Online Freight Services Private Limited (“Yatra Freight”), our indirect subsidiary, to further expand our corporate service offerings. We have existing supplier relationships with the airlines as a result of our B2C and B2B travel business and we also have corporate relationships with some of the largest pharma and manufacturing companies in India in our corporate travel business, who are also some of the biggest users of freight services. We intend to continue to leverage our corporate and supplier relationship to offer more solutions to our corporate clients. By leveraging Yatra Online’s robust relationship with air-carriers, Large Corporate and SME customers we will be able to provide a technology-enabled digital freight forward platform which will cover ocean freight, surface logistics and air Cargo.

Invest in Technology-“One-Stop Shop” For All Travel Needs

We believe that Technology is a significant differentiator and driver of the franchise that we have built. We have invested significant amount of time, capital and effort on what we believe is a market leading technology platform. These efforts include:

● Creating a real-time and fully integrated B2C Booking Platform which aggregates & integrates airline inventory with customer access in a seamless way: and

● Aggregating Corporate Travel demand through a dedicated and integrated into ERP/ERIS systems of the corporates.

To ensure that Yatra remains a market leading Travel-Technology platform, we will continue investing in our common technology platform in order to ensure that we can introduce new product offerings in an efficient and timely manner and deliver on our vision of being a “one-stop-shop” for our customers when it comes to travel and travel related products. Given our focus on sustainable growth, which means that we do not intend to rely on aggressive promotions and discounts to grow our business, innovation is a key driver for our business as it enables us to provide our customers with a differentiated high-quality offering. In order to provide customers with selection and choice, we have launched a marketplace platform that enables us to sell our own inventory as well as the inventory of third-party vendors and we intend to launch similar innovative platform enhancements in the future.

We adopt a platform approach in our corporate business by offering our full suite of travel products such as air, hotel, bus, rail, cabs and insurance on a common technology platform. Additionally, we have also added capabilities in adjacent business such as expense through a partnership with Zaggle that can drive further growth in the Corporate vertical. Additionally, we recently began offering freight forwarding services to our existing corporate customer base further demonstrating cross-sell opportunities within our platform.

Leverage our existing travel agent network in Tier 2 and Tier 3 cities

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

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our travel agent business, particularly our international Air Ticketing for small and medium scale enterprises. In 2012, we acquired the Travelguru group of companies from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several “acqui-hires,” including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in Air Travel Bureau Ltd (“ATB”) and the corporate division of PL Worldways known as Travel.co.in Limited, or TCIL, which further reinforced our leadership position in the B2B travel segment. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

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

Airlines

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via Global Distribution System (“GDS”) service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers and the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go First, IndiGo, SpiceJet, Vistara, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

Hotels

We have a hotel network of approximately 93,500 hotels and approximately 1.02 million hotel room-nights were booked through our platforms in fiscal year 2022. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Freight Forwarding Business

In October 2020, we launched a new end-to-end freight forwarding business, which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. Despite the pandemic, we have rapidly scaled up this business over the past few months and we believe this business has the potential to be even bigger than corporate travel over the long-term. As on March 31, 2022, we have a team of approximately 127 seasoned freight and logistics industry professionals. The freight platform that we are building has the potential to be a global product and we believe it will enable us to deliver multiple years of strong growth.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips-before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have approximately 120 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four-week induction and training program for our employees, which is managed by our in-house training team.

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

Since the start of the pandemic in March 2020, we have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation and refund of bookings. This automation has been deployed on website, app and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

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

The technology stack includes Java, MariaDB with Galera Cluster, MongoDB, Redis, Aerospike, jQuery, React and ELK with a multi-tier service-oriented containerized architecture for horizontal scale, performance and flexibility. We leverage and contribute to open source technologies, leading to faster innovation, development and cost-efficiencies. We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low-cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues.

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

Our 24x7 monitoring and alerting security infrastructure is provided by an outsourced company from multiple locations. Continuous scanning, penetration testing and threat elimination, including ransomware protection, is undertaken by third-party security experts assisted by in-house security consultants. A distributed denial of service (“DDoS”) protection service has been instituted, which works at the perimeter level with protection up to one Gbps, to provide comprehensive solutions for all application (layer 7) and network (layer 3) DDoS attacks. Web application firewalls have also been placed for network and application security apart from a network firewall.

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, traditional offline travel companies, travel research companies, payment wallets, search engines and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., CWT, Expedia Southeast Asia Pte. Ltd., Easy Trip Planners Ltd, Flipkart Pvt. Ltd., MakeMyTrip Limited, Cleartrip Private Limited, Easy Trip Planner Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited, Le Travenues Technology Pvt. Ltd. and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

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

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com and Oravel Stays Ltd. which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels.

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

Employees

As of March 31, 2022, we had 961 employees. As a result of the COVID-19 pandemic, we implemented salary reductions and freezes, leave-without-pay and work-from-home policies for our employees. In addition, in 2020, we rationalized our employee headcount, resulting in reductions in our employee numbers. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees as of March 31,
Division/Function	2020	2021	2022
Executive Management	2	2	2
Product development	68	24	15
Sales and marketing	292	225	202
Technology development and technology support	149	124	99
Others (including operations, business development, administration, finance and accounting, legal and human resources)	1,489	631	643
Total	2,000	1,006	961

	Number of Employees as of March 31,
Location	2020	2021	2022
India	1,987	1,004	959
United States	1	1	1
Singapore	12	1	1
Total	2,000	1,006	961

None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2022, we employed 101 temporary and contractual employees.

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

Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until May 7, 2024 and May 7, 2024, respectively. Yatra India is also accredited with the International Air Transport Registration which is valid for 2022.

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

We have obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” (“OSP”) from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India. Our approval in respect of Domestic OSP and International OSP is valid for 20 years from October 18, 2013 and September 26, 2012, respectively.

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

The Companies Act contains significant changes to Indian company law, including in relation to the issuance of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries and corporate social responsibility spending, while substantially all of the provisions of the Companies Act are currently effective.

Litigation

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business and the results of litigation and claims cannot be predicted with certainty.

Except for the Legal proceedings and tax proceedings described below, there are no other governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Legal proceedings

1.	Termination of Ebix merger agreement

As previously disclosed, on June 5, 2020, Yatra Online, Inc. (“we” or the “Company”) delivered to Ebix Inc. (“Ebix”) our notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the merger agreement and an ancillary extension agreement. In addition, we also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the Court of Chancery granted Ebix’s motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the dismissal to the Supreme Court of the State of Delaware. The matter was heard by the Supreme Court on March 23, 2022. On April 11, 2022, the Supreme Court affirmed the final judgment of the Court of Chancery.

2.	“Yatra India and TSI Yatra Private Limited, the [step-down subsidiaries of the company and together referred to as “Group Entities”] were served demand notices under the Insolvency and Bankruptcy Code, 2016 (“IBC”) by Ezeego One Travel and Tours Limited, through its Resolution Professional (“Ezeego”). Under the respective demand notices for each Group Entity, Ezeego has raised a demand of the cumulative outstanding dues to the tune of INR 170.28 millions under the Balance Confirmation Agreement. The Group Entities disputed the amount by stating that its books of accounts only reflect an outstanding amount of INR 56.24 million, which has not yet been paid due to the pending reconciliation of these accounts. In accordance with the provisions of the IBC, Ezeego has filed applications for initiation of Corporate Insolvency Resolution Process against each of the Group Entities in the National Company Law Tribunals of respective jurisdictions demanding a cumulative payment of an unpaid operational debt of INR 251.32 million (including interest till date of filing). Yatra India has filed its response disputing the claims in the matter while TSI Yatra would be filing the same in due course. Currently both the matters are pending adjudication.

Tax Matters Relating to Yatra Online Limited (formerly known as Yatra Online Private Limited)

Assessment Year 2008-09

In December 2010, we received a demand notice from the Indian income tax authorities for the assessment year 2008-09, disallowing a deduction of INR 18.9 million. In January 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). The appeal was decided in our favor in March 2012 and we received partial relief except for some disallowance amounting to INR 1.6 million. The Revenue has filed an appeal against the order of the Commissioner of Income Tax (Appeals) with the Income Tax Tribunal. Further, in March 2014, we received a demand notice for payment of tax on disallowed expenses of INR 1.6 million. The tax amount was paid in April 2014. In March 2016, the Income Tax Tribunal remanded the matter to the file of the assessing officer who will decide these issues afresh and give us an opportunity to present the case before him. The matter has not yet been scheduled for hearing by the assessing officer. In December 2020, the Company applied for Vivad Se Vishwas Scheme 2020 (“VSVS”) to settle its tax disputes with the department. The settlement of the appeal under the VSVS is still pending.

We received order for full and final settlement of tax arrears under section 5 (2) read with section 6 of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated December 09, 2021.

Assessment Year 2012-13

In April 2016, we received a demand notice from the Indian income tax authorities concerning the assessment year 2012-13, disallowing a deduction of INR 8.2 million for expenditure relatable to exempt income and security deposit written off. We filed an appeal before the Commissioner of Income Tax (Appeals) in July 2016. Subsequently, we were issued a notice of demand for INR 0.5 million as a tax penalty against which we filed an appeal before the Commissioner of Income Tax (Appeals) in November 2016. The matter was scheduled for hearing on January 19, 2018. Hearing for penalty matter adjourned sine die. Fresh notice will be issued after hearing of quantum appeal. We have not heard back from department thereafter. In December 2020, the Company applied for VSVS to settle its tax disputes with the department.

We received order for full and final settlement of tax arrears under section 5 (2) read with section 6 of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated June 15, 2021.

Assessment Year 2014-15

1.	In March 2016, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2014-15. We have submitted the required information to the concerned authorities. Assessment orders were subsequently issued on December 29, 2017, disallowing a deduction of INR 0.02 million. We have filed an appeal before the Commissioner of Income Tax (Appeals) in January 2018. The matter is not yet scheduled.

2.	In December 2016, we were issued a notice towards Transfer Pricing proceedings under Section 92CA of the Income Tax Act requisitioning certain information. The Company submitted all the required information with the department, after which Transfer pricing orders under Section 92CA(1) of the Income Tax Act were issued in October 2017, accepting arm’s length pricing of the transactions. The assessment is closed.

3.	In January 2021, we received notice under section 250 of the Income Tax Act, 1961 in relation to the appeal filed against the order to upload any further written submission and documents on or before January 8, 2021.

4.

In December 2020, the Company applied for VSVS to settle its tax disputes with the department.

We received order for full and final settlement of tax arrears under section 5 (2) read with section 6 of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated June 15, 2021.

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

We received order for full and final settlement of tax arrears under section 5 (2) read with section 6 of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated June 15, 2021.

Assessment Year 2016-17

In July 2017, we were issued a notice by the Indian income tax authorities concerning a complete scrutiny, and we were requested to furnish information electronically on or before July 24, 2017. The required information has been submitted with the department. We did not hear back from the department thereafter.

In December 2018, we received assessment orders making an addition of INR 0.03 million towards tax collected at the source (“TDS”) applicability on expenses. We have accepted the orders and assessment is closed.

In December 2020, we received notice of a hearing in respect of revision proceedings u/s 263 of the Income Tax Act, 1961 fixed for January 4, 2021. There hearing was attended by an authorized representative of the Company.

In January 2021, we received an order u/s 263 of the Income Tax Act, 1961 setting aside the order passed by previous Assessing Officer (“AO”) and directing new assessment order after making the due inquiry. We have filed appeal before the Commissioner of Income Tax (Appeals) against the above orders on March 17, 2021. The matter is not yet listed.

In March 2022, Income Tax Appellate Tribunal passed order allowing the appeal. The matter is closed.

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

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-17

In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015 and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. The aggregate value of the demand in these show cause notices is approximately INR 1,000 million, excluding interest and penalties if finally determined to be payable. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017 in respect of show cause notices mentioned above. Further to such proceedings, on March 9, 2018, we received a notice from the Commissioner of Service Tax demanding a service tax of INR 983.2 along with a penalty of INR 381.8 million plus interest at an appropriate rate as of February 2018. An appeal was filed before the Customs, Excise and Service Tax Appellate Tribunal (“CESTAT”) in June 2018. The matter has not yet been scheduled for hearing.

We received a similar notice for the period April 2015-June 2017. The aggregate value of concern in the show cause notice is approximately INR 148.1 million (excluding interest and penalties). Our reply to the show cause notice was filed on June 29, 2018 before the Commissioner of GST, Gurugram. The Commissioner of GST, Gurugram passed an adverse order dated October 31, 2018, received by us on December 19, 2018 confirming a demand of INR 129.4 million along with a penalty of INR 12.9 million and interest at an appropriate rate. An appeal was filed before CESTAT in February 2019. The matter has not yet been scheduled for a hearing.

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

In March 2018, we received notice from Commissioner for the period April 2015-June 2017 relating to same matter. The aggregate value of show cause notice is approximately INR 437.6 million (excluding interest and penalties). We filed a reply in May 2018. The Commissioner of GST, Gurugram passed an adverse order dated November 29, 2018, received by us on December 8, 2018 confirming a demand of INR 381.6 million along with a penalty of INR 38.2 million and interest at an appropriate rate. An appeal has been filed before CESTAT in March 2019. The matter scheduled for hearing on August 9, 2019 was adjourned. The CESTAT Chandigarh bench will work during October 21, 2019 to October 25, 2019, however case list is not yet out in public domain.

Investigation by Directorate General of Central Excise Intelligence

An investigation has been initiated by the Directorate General of Central Excise Intelligence, or DGCEI, for the period from October 2010 to September 2015 for service tax relating to hotel reservations. The matters are industry wide and involve a complex interpretation of law. We have made a pre-deposit of INR 25 million under protest but we have not received any show cause notice in this respect. A notice for further information on the subject was received and our reply was filed in January 2016. The investigation is ongoing. We believe that we have strong grounds to defend our position on these matters. In January 2021, we filed a writ petition before the High Court of Delhi for a refund of INR 25 million. On January 29, 2021, the High Court of Delhi passed writ petitions orders directing DGCEI to consider the writ petition as a representation and decide the refund claim. The Court has also directed the Department to consider payment of interest on such refund as per applicable law. CGST Division, Gurugram vide order dated July 12, 2022 sanctioned refund order of INR 25 million along with the interest.

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

Service Tax refund Claim

Refund claim was filed in June 2018 and in response to the refund claim, a deficiency memo was issued by Assistant Commissioner, GST, Gurugram on August 8, 2018 asking for certain information. Yatra Online submitted some information vide reply dated January 23, 2019.

However, refund claim was rejected on the grounds of non-submission of information within a reasonable time from the date of issuance of deficiency memo. This rejection order was not received by Yatra Online and only after multiple follow ups Yatra Online was provided with the copy of it in September 2020.

Accordingly, appeal was filed before Commissioner (Appeals) on November 02, 2020 and personal hearing was granted on December 09, 2020. Yatra Online submitted the additional information sought by the officer pursuant to such hearing.

The Commissioner (Appeals) vide order dated February 12, 2021 has remanded back the matter for verification. Yatra Online through its authorized representatives have now approached the original authority for verification process.

Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

Assessment Year 2017-18

In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2017-18. Assessment order u/s 143(3) was passed by the department on December 25, 2019 in which advertisement sales promotion expenses and employees’ contribution to the Employees’ State Insurance Corporation (“ESIC”) was disallowed amounting to INR 20 million. Further we filed an appeal before the Commissioner of Income Tax (Appeals) u/s 246A against the said order on January 22, 2020.

In January 2021, the Company applied for VSVS to settle its tax disputes with the department.

We received order for full and final settlement of tax arrears under section 5 (2) read with section 6 of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated November 24, 2021.

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

Tax Matters Relating to Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)

Assessment Year 2015-16

In January 2018, we received a demand notice order of INR 1.4 million from the Indian income tax authorities for the assessment year 2015-16, disallowing a deduction of INR 3.4 million for expenditure. An appeal has been filed against the order in January 2018 and a pre-deposit of INR 0.3 million was made. We have not heard back since then.

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

We have filed an appeal before the Kolkata Commissioner (Appeals) on 26 July, 2021, with respect to the amount of INR 1.1 million rejected and the interest component.

Tax Matters Relating to TSI Yatra Private Limited

Assessment Year 2008-09

In July 2018, we received a TDS demand notice over email from the Indian income tax authorities of INR 1.6 million related to erstwhile subsidiary of TSI Yatra Private limited named TSI North East Private Limited. The demand is in respect of Permanent Account Number (“PAN”) error in return filed. We are in process of revising the return with correct PAN details. We deposited INR 0.6 million and are in process of rectifying the error by updating the TDS return.

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

On March 31 2022, ITAT passed the assessment order deleting the additions made in order dated December 29, 2017. The matter is closed.

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

Assessment Year 2018-19

In March 2021, we were issued notice u/s 142(1) by the Income Tax Authorities seeking information & rationalization of “share based payment expense” amounting to INR 9.3 million, the response of which was submitted before the authorities.

Later in April 2021, the authorities issued an order under section 143(3) disallowing such expense and imposing tax along with penalty amounting to approximately INR 0.4 million along with a demand notice u/s 156 & SCN u/s 270A. We filed appeal with Commissioner of Income Tax (Appeal) on May 12, 2021 & matter is not fixed for hearing.

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

Service tax refund

Refund claim was filed in June 2018 and in response to the refund claim, a deficiency memo was issued by Assistant Commissioner, GST, Gurugram on August 8, 2018 asking for certain information. Yatra Online submitted some information vide reply dated January 23, 2019.

However refund claim was rejected on the grounds of non-submission of information within a reasonable time from the date of issuance of deficiency memo. This rejection order was not received by Yatra Online and only after multiple follow ups Yatra Online was provided with the copy of it in September 2020.

Accordingly, appeal was filed before Commissioner (Appeals) on November 02, 2020 and personal hearing was granted on December 09, 2020. Yatra Online submitted the additional information sought by the officer pursuant to such hearing.

The Commissioner (Appeals) vide order dated February 12, 2021 has remanded back the matter for verification. Yatra Online through its authorized representatives have now approached the original authority for verification process.

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

Assessment Year 2018-19

In November 2020, we were issued a notice by the Indian income tax authorities that we requring furnish information electronically on or before December 1, 2020. The required information has been submitted with the department. The Assessment order is still pending from the concerned authorities.

In January 2022, we have received assessment order dated Sep 17, 2021 towards recovery of demand. A demand of INR 67.82 million was raised and we have submitted reply on January 09, 2022. We have also filed an appeal against the matter in CIT(A) in February 2022.

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

Service tax refund

Refund claim was filed in June 2018 and in response to the refund claim, a deficiency memo was issued by Assistant Commissioner, GST, Gurugram on August 8, 2018 asking for certain information. Yatra Corporate submitted some information vide reply dated January 23, 2019.

However refund claim was rejected on the grounds of non-submission of information within a reasonable time from the date of issuance of deficiency memo. This rejection order was not received by Yatra Corporate and only after multiple follow ups Yatra Online was provided with the copy of it in September 2020.

Accordingly, appeal was filed before Commissioner (Appeals) on November 02, 2020 and personal hearing was granted on December 09, 2020. Yatra Corporate submitted the additional information sought by the officer pursuant to such hearing.

The Commissioner (Appeals) vide order dated February 12, 2021 has remanded back the matter for verification. Yatra Corporate through its authorized representatives have now approached the original authority for verification process.

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

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

In February 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the period July 2017 - March 2018 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 8.45 million. We have submitted our reply to notice in March 2021. A personal hearing was attended on 20.03.2021 to explain the reasons. No further update received from department. New SCN was received with number ZD361121075680M on November 27, 2021 and the reply was made on December 24, 2021 and INR 5.5 million was paid on December 20, 2021 via DRC-03.

Goods and Service Tax Show Cause and Demand Notice—Fiscal Years 2018-19

In November 27, 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the Financial Year 2018-19 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 0.49 million. We have submitted our reply to notice in December 24, 2021. There is no further update from department.

Goods and Service Tax Show Cause and Demand Notice—Fiscal Years 2019-20

In November 27 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the Financial Year 2019-20 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 0.06 million. We have submitted our reply to notice in December 24, 2021. There is no further update from the department.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries:

Organization Structure as on March 31, 2022

* Certain Terrapin Acquisition Corp.’s founder stockholders own Class F shares in Yatra Online, Inc. and have an exchange right to acquire ordinary shares of Yatra Online, Inc.

** Network18 Media and Investments holds 0.977%, Vistra ITCL (India) Limited acting as trustee for Pandara Trust I holds 0.386% and Reliance Retail Limited holds 0.085% of Yatra Online Limited (formerly known as Yatra Online Private Limited).

D. Property, Plant and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 79,110 square foot facilities across 10 cities, including approximately 47,759 square feet in Gurgaon, approximately 10,239 square feet in Mumbai, approximately 4,615 square feet in Bangalore, approximately 3,450 square feet in Hyderabad and 600 square feet in Delhi.

Outside of India we have leased an office in Singapore.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with “Item 3. Key Information-A. Selected Consolidated Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, “Item 3. Key Information - D. Risk Factors - Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition” and other risks described in “Item 3. Key Information - D. Risk Factors,” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 12.4 million travelers that have booked their travel through us as of March 31, 2022.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with approximately 93,500 hotels and homestays in approximately 1,400 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 580 holiday packages and more than 2,258 other activities such as tours, sightseeing, shows and events.

We generate revenue through three main lines of business: (1) Air Ticketing, (2) Hotels and Packages and (3) Other Services. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, B2B2C (“business to business to consumer”) travel agents and corporate client implants. Sales in our Hotels and Packages business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and call centers. We also generate revenue through sales of travel vouchers and coupons, advertising from third parties, including advertisements on our websites by facilitating access to travel insurance, and also through online sale of bus tickets, rail and cab services and other ancillary travel services.

Revenue from the sale of airline tickets in our Air Ticketing business, including commission, incentives and fees, is recognized on a net basis. Incentives from airlines are recognized when the performance thresholds under the incentive schemes are, or are likely to be achieved at the end of periods.

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

Revenue from other services primarily consists of the sale of cab services, rail and bus tickets, income from freight forwarding services, including commissions, is recognized on a net basis.

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

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. This second wave has led to re-imposition of states-wide travel restrictions, lockdowns and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. Current traffic data from the DGCA (Directorate General of Civil Aviation) suggests that air traffic has now recovered to over 85% of pre-covid levels and it is anticipated that we could see a recovery to pre-pandemic levels by the fourth quarter of fiscal year 2023. Vaccinations continue to be administered at a rapid rate in India with at least 73.4% of the population having received at least one dose as of June 11, 2022. We witnessed a swift recovery in both corporate and consumer businesses following the impact of Omicron, which led to a shut down across parts of India in January. However, it is difficult for us to predict further disruptions due to new subvariants of the Omicron wave or whether there will be new variants or what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

As a result of the pandemic, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. It is expected that domestic airline passenger traffic for fiscal year 2022 to rise approximately 45-50% over fiscal year 2021. Domestic passenger traffic is estimated at around 200-220 million in fiscal year 2026, with the recovery in traffic from fiscal year 2020. International passenger traffic to record approximately 70-80% optical growth in fiscal year 2022 and would take a couple of years to recover to pre-COVID-19 levels, with an estimated traffic of 80-85 million passengers by fiscal year 2026. (Source: CRISIL)

We have implemented certain measures and modified certain policies in light of the COVID-19 pandemic. We have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on the business.

Termination of Ebix merger agreement

As previously disclosed, on June 5, 2020, Yatra Online, Inc. delivered to Ebix Inc. our notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the merger agreement and an ancillary extension agreement. In addition, we also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the Court of Chancery granted Ebix’s motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the dismissal to the Supreme Court of the State of Delaware. The matter was heard by the Supreme Court on March 23, 2022. On April 11, 2022, the Supreme Court affirmed the final judgment of the Court of Chancery.

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

	Fiscal Year ended March 31,
	2020	2021	2022
Gross Bookings**
Air Ticketing	77,411,328	13,001,783	27,648,844
Hotels and Packages	7,895,916	1,705,600	3,487,276
Other Services	2,463,161	1,109,558	3,162,247
Total	87,770,405	15,816,941	34,298,367

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

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other Services			Others			Total
Amount in INR thousands except %	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
Revenue	2,609,518	893,039	1,150,474	3,601,798	173,397	520,740	53,958	31,426	146,178	994,081	173,406	171,984	7,259,355	1,271,268	1,989,376
Add. Customer promotional expenses	1,348,472	594,426	1,060,600	105,736	199,409	237,695	32,163	15,751	15,326	-	-	-	1,486,371	809,586	1,313,621
Service cost	-	-	-	(2,922,929)	(22,276)	(159,284)	-	-	-	-	-	-	(2,922,929)	(22,276)	(159,284)
Other Income	-	-	-	-	-	-	-	-	-	-	-	-	159,631	132,045	158,648
Adjusted Revenue	3,957,990	1,487,465	2,211,074	784,605	350,530	599,151	86,121	47,177	161,504	994,081	173,406	171,984	5,982,428	2,190,623	3,302,361

Net Revenue Margins

Net Revenue Margins is defined as Adjusted Revenue as a percentage of Gross Bookings and represents the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the performance of our various businesses.

The following table sets forth the Gross Bookings, Adjusted Revenue and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Fiscal Year ended March 31,
	2020	2021	2022
Figures in thousands
Quantitative details*
Air Passengers	8,179	2,623	3,706
Hotel room nights	1,200	547	1018
Holiday packages passengers travelled	111	4	10
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	77,411,328	13,001,783	27,648,844
Hotels and Packages	7,895,916	1,705,600	3,487,276
Other Services	2,463,161	1,109,558	3,162,247
Total	87,770,405	15,816,941	34,298,367
Adjusted Revenue***
Air Ticketing	3,957,990	1,487,465	2,211,074
Hotels and Packages	784,605	350,530	599,151
Other Services*****	86,121	47,178	161,504
Others (Including Other Income)	1,153,712	305,450	330,632
Total	5,982,428	2,190,623	3,302,361
Net Revenue Margin %****
Air Ticketing	5.1%	11.4%	8.0%
Hotels and Packages	9.9%	20.6%	17.2%
Other Services	3.5%	4.3%	5.1%

* Quantitative details are considered on a Gross basis.

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

*****Other Services consists of bus, rail bookings, cab, our recently launched freight business and other services

Factors Affecting Our Results of Operations

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. Macroeconomic trends and changes in India which may affect our results include, among others:

●	a slowdown in India’s economic growth;
●	the impact of the COVID-19 pandemic;
●	growth in the middle-class population in India, as well as increased tourism expenditure in India;
●	increase in discretionary expenditures among Indian households;
●	increased Internet penetration (particularly broadband penetration) in India;
●	increased use of the Internet for commerce in India;
●	increased use of smartphones and mobile devices in India;
●	intensive competition from new and existing market players, particularly in the Indian online travel industry;
●	consolidation among the existing market players in the Indian travel industry;
●	changes in exchange rates and controls or interest rates in India;
●	changes in government policies, including taxation policies in India;
●	social and civil unrest and other political, social and economic developments in or affecting India; and
●	capacity additions and average occupancy rates among the hotel suppliers.

Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our Company. In particular, volatility in global economic conditions and COVID-19’s impact in previous years, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions and a reduction in the number of GDS service providers with whom such airlines do business. Recent bankruptcies have also impacted the Indian air travel industry. In addition, many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

Towards the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that was more severe than the first wave that occurred in 2020. This second wave led to the re-imposition of states-wide travel restrictions, lockdowns and curfews across India. While the second wave has now subsided with travel rebounding again however as a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels.

Changes in Our Business Mix and Net Margins. We generate revenue primarily through two main lines of business: (1) Air Ticketing and (2) Hotels and Packages. Income from the sale of Airline Tickets, including commission, incentives and fees, is recognized on a net commission earned basis. In our Hotels and Packages business, income from hotel reservations, including commissions and incentives, is recognized on a net commission earned basis. Our Hotels and Packages business has historically yielded higher margins than our Air Ticketing business. In Fiscal years of 2020, 2021 and 2022, we generated 66.2%, 67.9% and 67.0% of our adjusted revenues from operations from Air Ticketing, 13.1%, 16.0% and 18.1% of our adjusted revenues from Hotels and Packages, respectively. Our net margin from Hotels and Packages business in fiscal years 2020, 2021 and 2022 were 9.9%, 20.6% and 17.2% and our net margin from Air Ticketing business in fiscal years 2020, 2021, 2022 were 5.1%, 11.4% and 8.0%. We believe that as a result of the fragmented nature of the Hotels and Packages segment, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Our capacity additions in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

Cost Efficiently Attracting New B2C Customers Through the B2E Channel and Expansion of Customer Base. Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ approximately 7 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost-effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

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

Inorganic Growth through Strategic Acquisitions. In addition to the organic growth of our operations, we have a track record of inorganic growth through strategic acquisitions that supplement our business verticals. In 2010, we acquired TSI Yatra Private Limited in order to expand our B2B2C business, particularly our international Air Ticketing for SME’s. Pursuant to share purchase agreement dated June 27, 2012, we acquired 100% stake in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited from TG India Holdings Company and Travelocity.com Private Limited. Further, pursuant to share purchase agreement dated July 20, 2017, as amended, our Company acquired 100% stake in Yatra For Business Private Limited (formerly known as Air Travel Bureau Private Limited). Our Company has also acquired 100% stake in Travel.Co.In Private Limited, pursuant to share purchase agreement dated February 8, 2019 and acquired, the travel business of PL Worldways. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in ATB and the corporate division of PL Worldways known as Travel.co.in Limited, or TCIL, which further reinforced our leadership position in the B2E travel segment. We expect to continue making acquisitions and entering into new business ventures or initiatives as part of our strategy. We believe that the effect of our acquisitions and the consolidation of the acquired entity’s financial results in our consolidated financial statements will strengthen our financial performance. Given the fragmented nature of the travel industry, there exist opportunities for consolidation. Our successful and timely integration of such acquisitions will enable us to capture relevant synergies both from a technological and bottom-line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

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

The Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries, which has now substantially been made effective.

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

The Indian government introduced electronic invoicing for GST invoices raised by a registered taxable person on another registered person (“B2B invoices”). As per these provisions, a registered person has been required to report a B2B invoice on Invoice Registration Portal of the government and obtain a unique Invoice Reference Number and thereafter convert it in a QR code and print it on the GST invoice.

The taxpayers required to comply with these provisions were notified in a staggered manner wherein taxpayers with turnover more than 500 crores in any one of the previous three fiscal years starting from FY 2017-18 were required to be compliant from October 1, 2020, those with turnover of more than 100 crores (one crores being ten million Rupees or 100 lakhs) were required to go-live on January 1, 2021 and others with turnover more than 50 crores were required to go live from April 1, 2021 and others with turnover more than 20 crores went live from April 1, 2022. Accordingly, different entities of Yatra group went live with this requirement at different points in time last year and updated its accounting and billing software and enhanced the compliance capabilities to keep up with the changing legal requirements.

In addition, Dynamic QR code requirements are also planned to be introduced for GST invoices raised by a registered taxable person on an un-registered person (B2C invoices). The Dynamic QR code is required to facilitate digital payments by the end customers. As per the requirements so far, a QR code needs to be printed on the invoices with certain particulars of invoice and payment details of the invoice. This requirement is applicable on taxpayers with turnover of more than 500 crores in any one of the previous years (starting from fiscal year 2017-18) and as per extended deadlines, compliance needs to be made by October 1, 2021.

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

Change in Significant Accounting Policies and Non-IFRS Financial Measure

Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15. We have reviewed the new standard and have concluded that the application of the new standard does not have a material impact on the consolidated results except for certain marketing and sales promotion expenses as a reduction in revenue. This pertains to upfront cash incentives and certain loyalty program costs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. These costs were previously recorded as marketing and sales promotion costs and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method (modified retrospective approach), and accordingly, the comparative information has not been restated.

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

Our reportable segments are: (1) Air Ticketing, (2) Hotels and Packages and (3) Other Services. Our reportable segments are determined based on how our chief operating decision maker reviews our business, regularly assesses information and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the Company is our chief executive officer.

For further description of our segments, see Note 5 to our 2022 Consolidated Financial Statements.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced our business in 2006 with sales of airline tickets in our Air Ticketing business and our Hotels and Packages business with a focus on retail customers (B2C) through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, income from freight forwarding services, car transfers and facilitating access to travel insurance.

We also generate advertising revenue from third-party advertisements on our websites as well as sales of travel vouchers and coupons.

Our total income comprises: (i) revenue from operations and (ii) other income.

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

Other Services. Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue related to freight forwarding services is recognized at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognized on the basis of arrival dates. We act as an agent; accordingly we recognize revenue only for our commission on the arrangement.

Others

Revenue from other, primarily comprising advertising revenue and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed.

Other Income

Other income includes

Other income primarily comprises: (A) gain on sale of property, plant and equipment (net); (B) gain on termination/ rent concession of leases; (C) government grant; (E) liability no longer required written back and (F) miscellaneous income.

.

Expenses

Our expenses comprise: (i) service costs (ii) employee benefits expense; (iii) marketing and sales promotion expenses; (iv) depreciation and amortization expenses; (v) impairment of goodwill and intangible assets; (vi) finance costs; (vii) other expenses and (viii) Impairment of loss to joint venture.

Service Cost

Service cost primarily consists of costs paid to hotels and package suppliers and air suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms, air tickets, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transport costs.

Employee Benefit Expenses

Employee benefits expenses comprise: (i) salaries and wages; (ii) contribution to provident and other funds; (iii) staff welfare expenses; and (iv) employee compensation expenses.

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

Other Operating Expenses

Other operating expenses primarily consist of, among other things, commission and distribution expenses, charges by payment gateway providers, rental costs and other utilities, legal and professional fees, traveling and conveyance, communication costs, trade and other receivables provision and advance provision and other sundry expenses.

Depreciation and Amortization

Depreciation consists primarily of depreciation expenses recorded on property and equipment, such as computers and peripherals, furniture and fixtures, leasehold improvements, office equipment and vehicles. Amortization expenses consists primarily of amortization recorded on intangible assets such as computer software and websites and other acquired intangible assets such as agent/supplier relationships, trademarks, intellectual property rights and non-compete agreements. Amortization of used assets primarily consist of amortization of right-of-use assets created on premises taken by the Company on lease, motor vehicles and others.

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

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty but which may have a material impact on our financial condition or results of operation. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 2 Significant accounting policies” to our 2022 Consolidated Financial Statements.

Basis of Preparation

The 2022 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The 2022 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss and other comprehensive loss once the services are rendered. This is generally the case (1) on issuance of ticket in case of sale of airline tickets (2) on date of hotel booking and (3) on the date of completion of outbound and inbound tours and packages.

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

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue related to freight forwarding services is recognized at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognized on the basis of arrival dates. We act as an agent, accordingly we recognize revenue only for our commission on the arrangement.

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

An impairment exists when the carrying value of an asset or cash-generating units (“CGU”) exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management’s expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgement is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

We prepare and internally approve formal five and seven year plans, as applicable, for our businesses and use these as the basis for our impairment reviews. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

We test goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)	Measurement of Expected Credit Loss (“ECL”) for uncollectible trade receivables and advances

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26 and 27 in the financial statements.

c)	Loyalty programs

Customers are entitled to loyalty points on certain transactions that can be redeemed for future qualifying transactions. The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed in the future and any adjustments to the contract liability balance are charged against revenue.

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

The costs of post-retirement benefit obligation under our gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)	Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group would have to pay, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available.

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

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2022 Consolidated Financial Statements:

Estimation of uncertainties relating to the global health pandemic from COVID-19:

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

Results of Operations

Convenience Translation

The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2022, the consolidated statement of financial position as of March 31, 2022, the consolidated statement of cash flows for year ended March 31, 2022, were converted into U.S. dollars at the exchange rate of 75.87 INR per USD, which is based on the noon buying rate as at March 31, 2022, in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

Results of Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

Yatra Online, Inc.’s financial and operating results for the fiscal year 2022 and 2021 include 100% of the financial and operating results of “Yatra Online Freight Services Private Limited”, which we incorporated on August 5, 2020.

	Fiscal Year Ended March 31,
	2021		2022
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	1,271,268	100.0	1,989,376	100.0
Other Income	132,045	10.4	158,648	8.0
Service costs	22,276	1.8	159,284	8.0
Personnel expenses	778,915	61.3	1,021,881	51.4
Marketing and sales promotion expenses	79,584	6.3	124,147	6.2
Other operating expenses	978,315	77.0	893,313	44.9
Depreciation and amortization	749,480	59.0	308,153	15.5
Impairment of goodwill	264,909	20.8	-	-
Impairment of loan to joint venture	-	-	72,719	3.7
Results from operations	(1,470,166)	(115.6)	(431,473)	(21.7)
Finance income	81,604	6.4	47,816	2.4
Finance costs	(117,252)	(9.2)	(100,453)	(5.0)
Share of loss of Joint venture	(3,962)	(0.3)	41,616	2.1
Listing and related expenses	-	-	(55,818)
Change in fair value of warrants	378,994	29.8	32,756	1.6
Loss before income taxes	(1,130,782)	(88.9)	(465,556)	(23.4)
Income tax expense	(64,096)	(5.0)	(16,906)	(0.8)
Loss for the year	(1,194,878)	(94.0)	(482,462)	(24.3)
Basic Loss per share	(20.38)		(7.66)
Diluted Loss per share	(20.42)		(7.66)

Revenue. We generated revenue of INR 1,989.4 million (USD 26.2 million) in the year ended March 31, 2022, an increase of 56.5% compared with INR 1,271.3 million (USD 16.8 million) in year ended March 31, 2021. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the year ended March 31, 2021.

Service Cost. Our service cost increased to INR 159.3 million (USD 2.1 million) in the year ended March 31, 2022 from INR 22.3 million (USD 0.3 million) in the year ended March 31, 2021, primarily due to increased sales of holiday packages on account of strong recovery in domestic travel demand in India during the fiscal year ended March 31, 2022.

Adjusted Revenue(1) Our Adjusted Revenue increased by 50.7% to INR 3,302.4 million (USD 43.5 million) in the year ended March 31, 2022 from INR 2,190.6 million (USD 28.9 million) in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Revenue includes the add-back of INR 1,313.6 million (USD 17.3 million) compared to an add-back of INR 809.6 million (USD 10.7 million) in the year ended March 31, 2021, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 48.6% in our Adjusted Revenue from Air Ticketing along with an increase of 70.9% in our Adjusted Revenue from Hotels and Packages, an increase of 242.3% in Other Services and an increase of 8.2% in the “Others category” (including Other Income), which primarily consists of advertisement income, facilitation fees and excess provision written back.

Air Ticketing. Revenue from our Air Ticketing business was INR 1,150.5 million (USD 15.2 million) in the year ended March 31, 2022 against INR 893.0 million (USD 11.8 million) in the year ended March 31, 2021.

Adjusted Revenue(1) from our Air Ticketing business increased to INR 2,211.1 million (USD 29.1 million) in the year ended March 31, 2022, against INR 1,487.5 million (USD 19.6 million) in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Revenue(1) for Air Ticketing includes the addition of INR 1,060.6 million (USD 14.0 million) in the year ended March 31, 2022 against INR 594.4 million (USD 7.8 million) in the year ended March 31, 2021 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The increase is due to a continued recovery in domestic travel demand in the fiscal year ended March 31, 2022.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 520.7 million (USD 6.9 million) in the year ended March 31, 2022, against INR 173.4 million (USD 2.3 million) in the year ended March 31, 2021.

Adjusted Revenue(1) for this segment increased by 70.9% to INR 599.2 million (USD 7.9 million) in the year ended March 31, 2022, from INR 350.5 million (USD 4.6 million) in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Revenue (1) for Hotels and Packages includes the add-back of INR 237.7 million (USD 3.1 million) against INR 199.4 million (USD 2.6 million) in the year ended March 31, 2021, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in adjusted Revenue from Hotels and Packages is due to recovery in domestic travel demand relative to the fiscal year ended March 31, 2022.

Other Services. Our income from Other Services was INR 146.2 million (USD 1.9 million) in the year ended March 31, 2022, an increase from INR 31.4 million (USD 0.4 million) in the year ended March 31, 2021.

Adjusted Revenue for this segment increased by 242.3% to INR 161.5 million (USD 2.1 million) in the year ended March 31, 2022 from INR 47.2 million (USD 0.6 million) in the year ended March 31, 2021. For the year ended March 31, 2021, Adjusted Revenue includes add-back of INR 15.3 million (USD 0.2 million) in the year ended March 31, 2022 against INR 15.8 million (USD 0.2 million) in the year ended March 31, 2021 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Revenue is primarily due to increase in freight business revenue.

Other Revenue. Our Other Revenue was INR 172.0 million (USD 2.3 million) in the year ended March 31, 2022, a decrease from INR 173.4 million (USD 2.3 million) in the year ended March 31, 2021.

Other Income. Our other income increased to INR 158.6 million (USD 2.1 million) in the fiscal year ended March 31, 2022, from INR 132.0 million (USD 1.7 million) in the fiscal year ended March 31, 2021, due to the impact of write back of liabilities offset.

Personnel Expenses. Our personnel expenses increased by 31.2% to INR 1,021.9 million (USD 13.5 million) in the year ended March 31, 2022, from INR 778.9 million (USD 10.3 million) in the year ended March 31, 2021. This increase was due to the impact of the addition of personnel in the Yatra Freight business and the gradual reinstatement of salaries for mid and junior level employees to pre-pandemic levels. Excluding employee share-based compensation costs of INR 209.5 million (USD 2.8 million) in the year ended March 31, 2022 from INR 77.1 million (USD 1.0 million) in the year ended March 31, 2021, personnel expenses increased by 15.7% in the year ended March 31, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 56.0% to INR 124.1 million (USD 1.6 million) in the year ended March 31, 2022 from INR 79.6 million (USD 1.0 million) in the year ended March 31, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have reduced revenue per IFRS 15. Our marketing spend would have been INR 1,437.8 million (USD 19.0 million) against INR 889.2 million (USD 11.7 million) in the year ended March 31, 2021, which is a 61.7% an increase year-over-year.

Other Operating Expenses. Other operating expenses decreased by 8.7% to INR 893.3 million (USD 11.8 million) in the year ended March 31, 2022, from INR 978.3 million (USD 12.9 million) in the year ended March 31, 2021, primarily due to decrease in legal and professional charges, bad debts written off and provision for doubtful debts which is partially offset by commissions, payment gateway charges, travelling and conveyance charges, communication and insurance.

Adjusted EBITDA Profit/loss(1). Due to the forgoing factors, Adjusted EBITDA profit(1) increased by 142.0% to INR 159.0 million (USD 2.1 million) in the year ended March 31, 2022 from Adjusted EBITDA loss(1) of INR (378.7 million) (USD 5.0 million) in the year ended March 31, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 58.9% to INR 308.2 million (USD 4.1 million) in the year ended March 31, 2022 from INR 749.5 million (USD 9.9 million) in the year ended March 31, 2021 primarily as a result of amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets in the three months ended March 31, 2021.

Impairment of goodwill. Our goodwill impairment charge was INR 264.9 million (USD 3.5 million) in the year ended March 31, 2021. As a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 431.5 million (USD 5.7 million) in the year ended March 31, 2022. Our loss for the year ended March 31, 2021 was INR 1,470.2 million (USD 19.4 million). Excluding the employee share-based compensation costs, impairment of goodwill and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been loss of INR 149.2 million (USD 2.0 million) for year ended March 31, 2022 as compared to loss of INR 1,128.2 million (USD 14.9 million) for year ended March 31, 2021.

Share of Loss of Joint Venture. This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provisions created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During the three months ended December 31, 2021, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our gain from this joint venture is INR 41.6 million (USD 0.5 million) in the year ended March 31, 2022 compared to a loss of INR 4.0 million (USD 0.1 million) in the year ended March 31, 2021.

Finance Income. Our finance income decreased to INR 47.8 million (USD 0.6 million) in the year ended March 31, 2022 from INR 81.6 million (USD 1.1 million) in the year ended March 31, 2021. The decrease was primarily due to a decrease in the interest income from our bank deposits which is partially offset by foreign exchange gains.

Finance Costs. Our finance costs decreased to INR 100.5 million (USD 1.3 million) includes interest on the lease liability of INR 43.9 million (USD 0.6 million) in the year ended March 31, 2022 as compared to INR 117.3 million (USD 1.5 million) includes interest on the lease liability of INR 72.0 million (USD 0.9 million) in the year ended March 31, 2021. The decrease was due to decrease in interest on lease liability which is partially offset by increase in interest on borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the year ended March 31, 2022, the Company has incurred INR 85.8 million (USD 1.1 million) out of which INR 55.8 million (USD 0.7 million) is charged to the profit and loss. Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 32.8 million (USD 0.4 million) during the year ended March 31, 2022, compared to a gain of INR 379.0 million (USD 5.0 million) during the year ended March 31, 2021.

Income Tax Expense. Our income tax expense during the year ended March 31, 2022 was INR 16.9 million (USD 0.2 million) compared to an expense of INR 64.1 million (USD 0.8 million) during the year ended March 31, 2021.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2022 was INR 482.5 million (USD 6.4 million) as compared to a loss of INR 1,194.9 million (USD 15.7 million) in the year ended March 31, 2021. Excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 177.1 million (USD 2.3 million) for year ended March 31, 2022 and INR 1,231.9 million (USD 16.2 million) for year ended March 31, 2021.

Basic Loss per Share. Basic loss per share was INR 7.66 (USD 0.10) in the year ended March 31, 2022 as compared to basic loss per share of INR 20.38 (USD 0.27) in the year ended March 31, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 2.84 (USD 0.04) in the year ended March 31, 2022, as compared to Adjusted Basic loss INR 21.10 (USD 0.28) in the year ended March 31, 2021.

Diluted Loss per Share. Diluted loss per share was INR 7.66 (USD 0.10) in the year ended March 31, 2022 as compared to Diluted loss per share of INR 20.42 (USD 0.27) in the year ended March 31, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 2. 84 (USD 0.04) in the year ended March 31, 2022 as compared to Adjusted Diluted loss INR 21.05 (USD 0.28) in the year ended March 31, 2021.

Results of Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

Yatra Online’s financial and operating results for the fiscal year 2021 include 100% of the financial and operating results of “Yatra Freight”, which we incorporated on August 5, 2020.

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

Adjusted Revenue(1) Our Adjusted Revenue decreased by 63.4% to INR 2,190.6 million in the year ended March 31, 2021, from INR 5,982.4 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue includes the add-back of INR 809.6 million in the year ended March 31, 2021, from INR 1,486.4 million in the year ended March 31, 2020, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 62.4% in our Adjusted Revenue from Air Ticketing along with a decrease of 55.3% in our Adjusted Revenue from Hotels and Packages and decrease of 71.6% in Others (Including other income which primarily consists of advertisement income, facilitation fees and excess provision written back).

Air Ticketing. Revenue from our Air Ticketing business was INR 893.0 million in the year ended March 31, 2021, against INR 2,609.5 million in the year ended March 31, 2020.

Adjusted Revenue(1) from our Air Ticketing business decreased to INR 1,487.5 million in the year ended March 31, 2021 against INR 3,958.0 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue (1) for Air Ticketing includes the addition of INR 594.4 million in the year ended March 31, 2021 against INR 1,348.5 million in the year ended March 31, 2020 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in Adjusted Revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 173.4 million in the year ended March 31, 2021 against INR 3,601.8 million in the year ended March 31, 2020.

Adjusted Revenue (1) for this segment decreased by 55.3% to INR 350.5 million in the year ended March 31, 2021 from INR 784.6 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue(1) for Hotels and Packages includes the add-back of INR 199.4 million against INR 105.7 million in the year ended March 31, 2020, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Other Revenue. Our other revenue was INR 204.8 million in the year ended March 31, 2021, a decrease from INR 1,048.0 million in the year ended March 31, 2020.

Adjusted Revenue for this segment decreased by 79.6% to INR 220.6 million in the year ended March 31, 2021 from INR 1,080.2 million in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue includes add-back of INR 15.8 million in the year ended March 31, 2021, against INR 32.2 million in the year ended March 31, 2020, of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue was primarily due to decrease in advertisement and facilitation fees which is slightly offset by our Freight business revenue.

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

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 59.4% to INR 79.6 million in the year ended March 31, 2021 from INR 196.2 million in the year ended March 31, 2020, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 889.2 million against INR 1,682.6 million in the year ended March 31, 2020, which is 47.2% lower year-over-year.

Other Operating Expenses. Other operating expenses decreased by 56.7% to INR 978.3 million in the year ended March 31, 2021 from INR 2,259.3 million in the year ended March 31, 2020 primarily due to decrease in commission, outsourcing fees, payment gateway charges, rent, and travelling and conveyance charges, communication, legal and professional charges and outsourcing fees which is partially offset by reversal of business combination expense in the year ended March 31, 2020 and an increase in bad debts written off and provision for doubtful debts.

Adjusted EBITDA loss(1). Due to the forgoing factors, adjusted EBITDA loss(1) increased by 211.5% to INR 378.7 million in the year ended March 31, 2021 from adjusted EBITDA loss(1) of INR 121.6 million in the year ended March 31, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 12.5% to INR 749.5 million in the year ended March 31, 2021 from INR 666.4 million in the year ended March 31, 2020 primarily as a result of increase in amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets and amortization of intangible assets which is partially offset by a decrease in the depreciation of tangible assets.

Impairment of goodwill. Our goodwill impairment charge was INR 264.9 million in the year ended March 31, 2021, and INR 222.0 million in the year ended March 31, 2020. As a result of the significant negative impact related to COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 1,470.2 million in the year ended March 31, 2021. Our loss for the year ended March 31, 2020, was INR 625.1 million. Excluding the employee share-based compensation costs, Impairment of goodwill and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been loss of INR 1,128.2 million for year ended March 31, 2021 as compared to loss of INR 787.9 million for year ended March 31, 2020.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture is INR 4.0 million in the year ended March 31, 2021 from loss of INR 10.8 million in the year ended March 31, 2020.

Finance Income. Our finance income increased to INR 81.6 million in the year ended March 31, 2021, from INR 58.6 million in the year ended March 31, 2020. The increase was primarily due to an increase in the interest income from our bank deposits which is partially offset by foreign exchange gain.

Finance Costs. Our finance costs decreased to INR 117.3 million includes interest on the lease liability on adoption of IFRS 16 of INR 72.0 million in the year ended March 31, 2021, as compared to INR 193.3 million includes interest on the lease liability on adoption of IFRS 16 of INR 56.4 million in the year ended March 31, 2020. The decrease was due to decrease in interest on borrowings which is partially offset by increase in loss on account of foreign exchange fluctuation.

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

Liquidity and Capital Resources

Our sources of liquidity have principally been proceeds from the sale of shares of the Company, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly been for funding operational losses, acquisitions, working capital as well as capital expenditures.

As of March 31, 2022, our primary sources of liquidity were INR 800.3 million of cash and cash equivalents and INR 568.3 million in term deposits (INR 486.1 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

As of March 31, 2021, our primary sources of liquidity were INR 1,711.6 million of cash and cash equivalents and 552.1 million in term deposits (INR 517.4 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

As of March 31, 2020, our primary sources of liquidity were INR 1,365.4 million of cash and cash equivalents and 755.3 million in term deposits (INR 633.4 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities). There was a breach of compliance with some of the debt covenants of the certain financing arrangement with the bank caused inter alia due to the ongoing pandemic situation arising out of COVID-19. The bank has subsequently confirmed that such breaches are not being treated as an event of default under the said financing arrangement.

Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables increased by INR 1,064.3 million from INR 870.45 million as of March 31, 2021 to INR 1,934.7 million as of March 31, 2022.

Our Prepayments and other assets primarily consist of the current portion of prepayments made to and deposits placed with our suppliers. Our other current assets decreased from INR 616.4 million as of March 31, 2021 to INR 607.7 million as of March 31, 2022, primarily due to decreases in advances made to our airline and hotel suppliers.

As of March 31, 2022, Yatra India had sanctioned secured limit of INR 450 million (INR 300 million as bank guarantee and INR 150 million as invoice discounting) from ICICI bank against 100% bank deposits (this amount is pledged and we do not earn any interest on this bank deposit). As of March 31, 2022, ATB had sanctioned bank guarantee limits of INR 400 million from ICICI bank (INR 100 million as a bank guarantee limit and INR 300 million as invoice discounting facility) against a 100% bank deposit (this amount is pledged and we do not earn any interest on this bank deposit).

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

(1) See the section below titled “Certain Non IFRS Measures.”

The following breaches occurred with respect to the covenants for the facility with ICICI Bank. Most of these breaches were mainly on account of disruption caused by the outbreak of the COVID-19 pandemic:

Yatra India breached a covenant requiring it to:

a.	Maintain a certain level of receivables and route a minimum level of collections through the bank account for the month of March 2020.

ATB breached covenants requiring it:

a.	Maintain a certain level of sales in the month of December 2019, February and March 2020

b.	Maintain an agreed “Total Debt (TD) / Earnings before Interest, Depreciation, Taxes and Amortization (EBITDA)” ratio for the fiscal year ending March 31, 2020

The bank on July 30, 2020, confirmed in writing that such breaches are not being treated as event of default under the said financing arrangement.

We have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2022, the outstanding balance of such borrowing is INR 7.2 million as compared to INR 6.9 million as at March 31, 2021.

We have taken certain vehicles on loan which is secured by a pledge of such vehicles and fixed deposit. As of March 31, 2021, the outstanding balance of such borrowing is INR 6.9 million as compared to INR 14.4 million as at March 31, 2020.

From time to time, we are also required by certain international and Indian airlines, Hotels and Packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees or letters of credit to secure our obligations to them.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements, funding of operational losses and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund our longer-term capital expenditures (beyond 12 months) or due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	2019	2020	2021	2022
	INR (‘000s)	INR (‘000s)	INR (‘000s)	INR (‘000s)
Net cash from/(used in) operating activities	(3,542,134)	(550,356)	765,443	(972,203)
Net cash from/(used in) investing activities	(650,325)	96,643	(230,365)	(86,536)
Net cash from/(used in) financing activities	2,904,580	(333,471)	535,283	135,264
Net increase/(decrease) in cash and cash equivalents	(1,287,879)	(787,184)	1,070,361	(923,475)
Effect of exchange rate changes on cash and cash equivalents	186,477	69,742	(5,001)	12,168
Cash and cash equivalents at the beginning of the year	2,465,073	1,363,671	646,229	1,711,589
Closing cash and cash equivalents at the end of the year	1,363,671	646,229	1,711,589	800,282

Net cash from / (used in) operating activities

Our net cash used in operating activities was INR 972.2 million in the fiscal year ended March 31, 2022, as compared to net cash from operating activities of INR 765.4 million in the fiscal year ended March 31, 2021, an increase in cash usage of INR 1,737.6 million in the fiscal year ended March 31, 2022. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 104.2 million in the fiscal year ended March 31, 2022. Further, in the fiscal year ended March 31, 2022, there was an increase in our working capital of INR 896.4 million, as compared to a decrease in working capital of INR 894.2 million in the fiscal year ended March 31, 2021. The increase in working capital in the fiscal year ended March 31, 2022 was primarily due to INR 1,115.4 million increases in trade and other receivables was partially offset by INR 217.7 million increases in trade and other payables. The decrease in working capital in the fiscal year ended March 31, 2021 was primarily due to INR 1,685.6 million decreases in trade and other receivables was partially offset by INR 402.9 million decreases in trade and other payables.

Our net cash from operating activities was INR 765.4 million in the fiscal year ended March 31, 2021, as compared to net cash used in operating activities of INR 550.4 million in the fiscal year ended March 31, 2020, which is a decrease in cash usage of INR 1,315.8 million in the fiscal year ended March 31, 2021. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 358.3 million in the fiscal year ended March 31, 2021. Further, in the fiscal year ended March 31, 2021, there was a decrease in our working capital of INR 894.2 million, as compared to an increase in working capital of INR 396.5 million in the fiscal year ended March 31, 2020. The decrease in working capital in the fiscal year ended March 31, 2021 was primarily due to INR 1,685.6 million. Decreases in trade and other receivables was partially offset by INR 402.9 million decreases in trade and other payables. The increase in working capital in the fiscal year ended March 31, 2020 was primarily due to INR 2,887.8 million in decreases in trade and other payables and INR 2,489.8 million decreases in trade and other receivables.

Net cash from/(used in) investing activities.

During the fiscal year ended March 31, 2022, cash used in investing activities was INR 86.5 million, as compared to cash used in investing activities was INR 230.4 million in the fiscal year ended March 31, 2021. During the fiscal year ended March 31, 2022, we invested INR 10.3 million in term deposits with banks, invested an incremental INR 97.2 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 21.0 million in the fiscal year ended March 31, 2022, as compared to INR 37.3 million in the fiscal year ended March 31, 2021.

During the fiscal year ended March 31, 2021, cash used in investing activities was INR 230.4 million, as compared to cash from investing activities, which was INR 96.6 million in the fiscal year ended March 31, 2020. During the fiscal year ended March 31, 2021, we redeemed INR 215.9 million in term deposits with banks and invested an incremental INR 73.2 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 37.3 million in the fiscal year ended March 31, 2021, as compared to INR 4.6 million in the fiscal year ended March 31, 2020.

Net cash from financing activities.

During the fiscal year ended March 31, 2022, cash from financing activities was INR 135.3 million, primarily as a result of net proceeds from invoice discounting was INR 227.3 million. Further, we made payments of INR 92.0 million as interest on bank overdrafts, interest on lease liabilities, vehicle loans and Payment of principal portion of lease liabilities.

During the fiscal year ended March 31, 2021, cash from financing activities was INR 535.3 million, primarily as a result of proceeds from issue of shares of INR 772.2 million. Our net repayment of invoice discounting was INR 127.8 million. Further, we made payments of INR 109.1 million on the interest on bank overdrafts, interest on lease liabilities, vehicle loans and of the principal of certain lease liabilities.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares.

We made capital expenditures of INR 104.9 million and INR 86.9 million in fiscal years 2022 and 2021, respectively. In addition, we expect to spend an additional approximately INR 100 million to INR 150 million on capital expenditures during fiscal year ending March 31, 2023. Our capital expenditures have in principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2022, Yatra India had obtained INR 144.59 million in bank guarantees from ICICI, Yatra Freight had also obtained INR 0.17 million in bank guarantees from ICICI, and ATB had also obtained INR 93.06 million in bank guarantees from ICICI Bank Limited against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. During the fiscal year 2021-22, ATB had also obtained INR 0.30 million bank guarantee from ICICI Bank Limited in favor of one of the Customers. Yatra India had pledged deposits totaling INR 14.08 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

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

In fiscal year 2019, Yatra India entered into a debenture subscription agreement with BCCL, who agreed to subscribe to a non-convertible debenture for an aggregate consideration of subscription amount of INR 195,000 while the Company agreed to issue and allot the same aggregate principal amount of non-convertible debentures to BCCL in a private placement. Non-convertible debentures (“NCD”) allotted to BCCL shall be redeemed at the redemption amount of INR 214,500, which is the sum of NCD Subscription Amount and the NCD Interest. The Company also entered into an advertisement agreement with BCCL wherein the Company has paid a deposit of a similar amount to BCCL. This deposit will be used for payments to be made in relation to advertisements released in properties owned and managed by BCCL.

Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

Our contractual obligations as of March 31, 2022 are summarized below:

		Fiscal Year Ended March 31, 2022
Contractual Obligations		Less than 1			More than 5
(Amount in INR thousands)	Total	Year	1 - 3 Year	3 - 5 Year	Year
Operating expenditures*	106,920	106,920	-	-	-
Capital expenditures**	1,450	1,450	-	-	-
Vehicle loan	7,988	3,426	4,067	495	-
Trade and Other payables	24,37,317	23,94,712	42,605	-	-
Factoring	3,51,399	3,51,399	-	-	-
Other Current liabilities	5,12,877	5,12,877	-	-	-
Employee Benefit***	1,02,953	-	-	-	-
Lease liability****	398,659	74,457	134,964	104,620	84,618
Total	3,919,563	3,445,241	181,636	105,115	84,618

*Contractual commitments for operating expenditure relate to advertisement services.

** Contractual commitments for capital expenditure are relating to acquisition of computer software and websites, office equipment, furniture and fixtures.

*** Employee benefits in the statement of financial position reflects the employee benefit obligations. The extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

****Lease liabilities relate to our leasing arrangements for our various office premises.

Quantitative and Qualitative Disclosures about Market Risk

The Company’s activities are exposed to variety of financial risk such as credit risk, foreign currency risk and liquidity risk. The Company’s senior management oversees the management of these risks. The Company’s senior management ensures that the Company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk objectives. The Company reviews and agrees on policies for managing each of these risks which are summarized below:

Credit Risk. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See Note 40 to our 2022 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the required of capital resources. See Note 40 to our 2022 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and the United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See Note 40 to our 2022 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2022

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non-current

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

The amendments are effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Furthermore, the IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024.

The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendments to IAS 1, “Presentation of Financial Statements”

On February 12, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments, which requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable to the Group for the annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”

On February 12, 2021 the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates and the correction of errors. Also, the IASB clarified how entities use measurement techniques and inputs to develop accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable to the Group for the annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12, “Income Taxes” regarding deferred tax related to assets and liabilities arising from a single transaction

In May 7, 2021, the IASB amended IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that companies are required to recognize deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”

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

Amendments to IAS 16, “Property, Plant and Equipment”

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

These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in process of evaluating the impact of the amendment.

IFRS 9 “Financial Instruments”: Fees in the ‘10 per cent’ test for derecognition of financial liabilities

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

Reference to the Conceptual Framework Amendments to IFRS 3, “Business Combinations”

In May 2020, the International Accounting Standards Board (IASB) issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989 (Framework), with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 (the Conceptual Framework) without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities andcontingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a presentobligation exists at the acquisition date.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.This amendment is applicable for annual period beginning on or after January 1, 2022 although early adoption is permitted. These amendments are applicable onthe Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

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

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Revenue, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other Services			Others			Total
Amount in INR thousands except %	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
Revenue	2,609,518	893,039	1,150,474	3,601,798	173,397	520,740	53,958	31,426	146,178	994,081	173,406	171,984	7,259,355	1,271,268	1,989,376
Add.Customer promotional expenses	1,348,472	594,426	1,060,600	105,736	199,409	237,695	32,163	15,751	15,326	-	-	-	1,486,371	809,586	1,313,621
Service cost	-	-	-	(2,922,929)	(22,276)	(159,284)	-	-	-	-	-	-	(2,922,929)	(22,276)	(159,284)
Other Income	-	-	-	-	-	-	-	-	-	-	-	-	159,631	132,045	158,648
Adjusted Revenue	3,957,990	1,487,465	2,211,074	784,605	350,530	599,151	86,121	47,177	161,504	994,081	173,406	171,984	5,982,428	2,190,623	3,302,361
% of revenue	100.0%	100.0%	100.0%	21.2%	94.0%	79.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	68.4%	105.3%	100.0%

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit / (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration, impairment of goodwill, Impairment of loan to joint venture, listing and related expenses and change in fair value of warrants.

Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost: The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management team believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

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

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 of our ordinary shares expired by their original terms.

●	Re-measurement of contingent consideration: The contingent consideration relates to the payment to be made under Business Combination Agreement, based on the certain performance conditions of the acquired business. The process was closed on July 29, 2020.

●	Impairment of goodwill: The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●

Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

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

A limitation of using Adjusted EBITDA Profit /(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, re-measurement of contingent consideration, impairment of goodwill, impairment of loan to joint venture, listing and related expenses, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/(loss) (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit / (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2020	2021	2022
Loss for the period as per IFRS	(840,195)	(1,194,878)	(482,462)
Employee share-based compensation costs	5,135	77,100	209,558
Depreciation & Amortization	666,369	749,480	308,153
Share of loss of joint venture	10,784	3,962	(41,616)
Finance income	(58,641)	(81,604)	(47,816)
Finance costs	193,287	117,252	100,453
Change in fair value of warrants	(94)	(378,994)	(32,756)
Remeasurement of contingent consideration	(390,009)	-	-
Impairment of goodwill	221,999	264,909	-
Impairment of loan to joint venture	-	-	72,719
Listing and related expenses	-	-	55,818
Income tax expense	69,805	64,096	16,906
Adjusted EBITDA Profit / (Loss)	(121,560)	(378,677)	158,957

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations	Fiscal Year ended March 31,
(Amount in thousands)	2020	2021	2022
Results from operations (as per IFRS)	(625,054)	(1,470,166)	(431,473)
Employee share-based compensation costs	5,135	77,100	209,558
Remeasurement of contingent consideration	(390,009)	-	-
Impairment of goodwill	221,999	264,909	-
Impairment of loan to joint venture	-	-	72,719
Adjusted Results from Operations	(787,929)	(1,128,157)	(149,196)

The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss	Fiscal Year ended March 31,
(Amount in thousands)	2020	2021	2022
Loss for the period (as per IFRS)	(840,195)	(1,194,878)	(482,462)
Employee share-based compensation costs	5,135	77,100	209,558
Net change in fair value of warrants	(94)	(378,994)	(32,756)
Remeasurement of contingent consideration	(390,009)	-	-
Impairment of goodwill	221,999	264,909	-
Employee share-based compensation costs	-	-	72,719
Listing and related expenses	-	-	55,818
Adjusted Loss for the Period	(1,003,164)	(1,231,863)	(177,123)

The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2020	2021	2022
Basic loss per share (as per IFRS)	(17.94)	(20.38)	(7.66)
Employee share-based compensation costs	0.11	1.32	3.32
Net change in fair value of warrants	-	(6.56)	(0.53)
Remeasurement of contingent consideration	(8.27)	-	-
Impairment of goodwill	4.71	4.52	-
Impairment of loan to joint venture	-	-	1.15
Listing and related expenses	-	-	0.88
Adjusted Basic loss Per Share	(21.39)	(21.10)	(2.84)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2020	2021	2022
Diluted loss per share (as per IFRS)	(17.94)	(20.42)	(7.66)
Employee share-based compensation costs	0.11	1.32	3.32
Net change in fair value of warrants	-	(6.48)	(0.53)
Remeasurement of contingent consideration	(8.27)	-	-
Impairment of goodwill	4.71	4.53	-
Impairment of loan to joint venture	-	-	1.15
Listing and related expenses	-	-	0.88
Adjusted Diluted loss Per Share	(21.39)	(21.05)	(2.84)

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

Name	Age	Position
Dhruv Shringi	48	Chief Executive Officer and Class III Director
Anuj Kumar Sethi(4)	53	Principal Financial Officer and Principal Accounting Officer
Manish Amin	56	Chief Information and Technology Officer
Sean Aggarwal(1)(2)	56	Non-Executive Class I Director
Neelam Dhawan(2)(3)	62	Non-Executive Class I Director
Stephen Schifrin (1)(2)(3)	39	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1)(2)	60	Chairman of the Board and Non-Executive Class II Director
Roshan Mendis (1)(3)	49	Non-Executive Class I Director
Michael Kaufman	50	Non-Executive Class I Director

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of nominating and corporate governance committee.

(4) Mr. Anuj Kumar Sethi is not a member of the Executive Management.

Executive Officers

Dhruv Shringi. Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our Board since December 2005. Prior to joining our Company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group, London from October 2003 to June 2005. From February 2002 to September 2003 Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B. Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. Mr. Shringi is currently serving as the Board Member of Yatra Online Limited (formerly known as Yatra Online Private Limited) and Yatra USA Corp. and does not serve on the Board of any other Public Company. We believe Mr. Shringi is qualified to serve on our Board because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer.

Manish Amin. Mr. Amin is our co-founder and has served as our Chief Information and Technology Officer since January 2006. He also serves as a director of Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited), Yatra Corporate Hotel Solutions Private Limited, Yatra Hotel Solutions Private Limited, TSI Yatra Private Limited, Yatra Online Freight Services Private Limited, Yatra TG Stays Private Limited, Travel.Co.In Private Limited (formerly known as Travel.co.in Limited), which are subsidiaries of Yatra India and Middle East Travel Management Company Pvt. Ltd., Prior to joining our company, Mr. Amin worked at Ebookers, from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a general certificate in business studies from South Thames College.

Anuj Kumar Sethi. Mr. Sethi appointed as Company’s Principal Financial Officer and Principal Accounting Officer effective from October 18, 2019. He also serves as a director of Yatra For Business Private Limited (Formerly known as Air Travel Bureau Private Limited), TSI Yatra Private Limited, Yatra TG Stays Private Limited, and Travel.Co.In Private Limited (Formerly known as Travel.co.in Limited), which are subsidiaries of Yatra India, Adventure and Nature Network Private Limited, which is a joint venture of Yatra India and Asia Consolidated DMC Pte. Ltd.. Prior to joining our Company, Mr. Sethi was Sr. Director Finance at CWT India Private Ltd. He had worked with CWT India Private limited from April 2000 to December 2011. He has completed his course from the Institute of Cost and Works Accountants of India and B. Com degree from Punjab University.

Non-Executive Directors

Murlidhara Lakshmikantha Kadaba. Mr. Kadaba has served as a non-executive member of our Board since November 2016. Mr. Kadaba is the Chairman and Managing Director of Moonbeam Capital, a proprietary venture capital firm focused on luxury, real estate and e-commerce ventures. Mr. Kadaba has over 25 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and Chief Executive Officer of Financial Services at Reliance Payments Solutions Limited. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the country manager for India and area countries. He was responsible for launching Amex’s Consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of Amcham and the Financial Planning Standards Board. He is a member of the Advisory Board of the Indian Institute of Learning Management (IILM), is an active member of Young Presidents’ Organization and a charter member of The Indus Entrepreneurs (TIE). Amongst others, Mr. Kadaba is currently serving as a Board Member of Big Tree (bookmyshow.com) and Yatra Online Limited. Mr. Kadaba is an alumnus of XRLI, Jamshedpur and is a graduate in Mechanical Engineering from Sri Jayachamarajendra, Mysore. We believe Mr. Kadaba is qualified to serve on our Board because of his knowledge of banking and finance, as well as his capital markets expertise.

Sean Aggarwal. Mr. Aggarwal has served as a non-executive member of our board of directors since March 2018. He is a current board member of Lyft, Inc., Arlo, Inc., Homelight, Inc. and the former CFO of Trulia, which he helped take public in 2012 and orchestrated its sale to Zillow Group Inc. in 2015. Prior to Trulia, Mr. Aggarwal held finance positions at Paypal Holdings Inc., eBay Inc., Amazon.com, Inc., PepsiCo, Inc. and Merrill Lynch Capital Markets. Mr. Aggarwal holds an MBA from Northwestern University’s Kellogg School of Management. Mr. Aggarwal is well qualified to serve as a director due to his experience in capital markets and his role serving on the board of directors of another technology company. Mr. Aggarwal has resigned from the Board effective January 18, 2022.

Neelam Dhawan. Ms. Dhawan has served as a non-executive member of our Board since January 2019. She has been a member of the Board of ICICI Bank Limited since January 2018. She joined Board of Skylo Technologies in December 2020 and Capita PLC in March 2021. In her previous positions, Ms. Dhawan was a Managing Director of both Microsoft and Hewlett Packard in India and had been a member of NASSCOM’s Executive Council from 2009 to 2017, where she made significant contributions to industry strategy and public policy frameworks. Ms. Dhawan also served as Vice President of Global Industries in Strategic Alliances & Inside Sales for the Asian Pacific region and Japan and for Hewlett Packard, Singapore from 2017-2018. Ms. Dhawan holds an MBA from the Faculty of Management Studies, Delhi, India. Ms. Dhawan is well qualified to serve on our Board due to her professional experience in executive positions and her service on the board of directors of other companies.

Roshan Mendis. Mr. Mendis is chief commercial officer and executive vice president, Travel Solutions at Sabre. Based in London, Mr. Mendis is responsible for overseeing global commercial operations and business development for Sabre’s Travel Solutions customer portfolio - encompassing both agency and airline sales. In his previous role as chief commercial officer for Travel Network, Mr. Mendis built and developed a strong global team that oversaw sales activity for Sabre’s global agency customer base.

Prior to this, he also led the successful integration of Abacus, a leading GDS in the Asia-Pacific region, which Sabre acquired in 2015. Under his leadership, Sabre’s business in the region significantly expanded through strategic customer wins and renewals. Prior to his executive position in Travel Network, Mr. Mendis served as president of Travelocity and Zuji, both consumer-facing brands that were part of the Sabre portfolio.

A native of Sri Lanka, Mr. Mendis completed his undergraduate studies at Chaminade University of Honolulu and University of Cambridge (UK). He later earned his MBA at the Rice University in Houston, Texas. Mr. Mendis was appointed to the Board pursuant to a Cooperation agreement, dated January 17, 2022.

Stephen Schifrin. Mr. Schifrin has served as a non-executive member of our Board since May, 2021. Mr. Schifrin is general counsel of Terrapin Partners, LLC, a private firm focused on public and private equity, venture capital, and special purpose acquisition company investing. Mr. Schifrin is also general counsel and chief compliance officer of Terrapin Asset Management, LLC, managing alternative investments for high net worth individuals and institutions, and its affiliated specialty finance lending company, TICO Management Company, LP. Mr. Schifrin served as corporate secretary for Terrapin Acquisition Corp., a publicly traded Special Purpose Acquisition Company, from its initial public offering in July 2014 through the Business Combination Agreement. He has been an observer on the company’s board since the transaction. Mr. Schifrin has been a director of Legacy Bank of Florida since 2014.

He received his J.D. from the University of Texas School of Law and interned for the Honorable Diana Saldaña, in the U.S. District Court for the Southern District of Texas. Mr. Schifrin received his Bachelor of the Arts in political science from the University of California, Santa Barbara. He is a member of the State Bar of California. We believe Mr. Schifrin is qualified to serve on our Board because of his knowledge of the capital markets and legal experience.

Michael Kaufman. Michael Kaufman is the Chief Executive Officer of MAK Capital, an investment advisory firm based in New York, which he founded in 2002. He is director and Chairman of the Board of Agilysys, Inc., and serves as a director for Skyline Champion Corporation, Trailhead Biosystems and AZP, LLC. Mr. Kaufman holds a B.A. degree in Economics from the University of Chicago, where he also received his M.B.A. degree. He also earned a law degree from Yale University. Mr. Kaufman was appointed to the Board pursuant to a Cooperation agreement, dated July 17, 2022.

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our Board and our committees. We currently pay a $47,000 annual base director’s fee to each of our non-executive directors who are on the board of the Company. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee receive an additional cash retainer of $10,000 per year for membership in each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination. Certain non-executive directors were also granted options to purchase 147,500 ordinary shares of the Company pursuant to the 2016 Stock Option and Incentive Plan. During the fiscal year ended March 31, 2022, the Company paid $139,184 to our non-executive directors as compensation as sitting fees and Yatra India paid INR 150 thousand to our non-executive directors as compensation as sitting fees. During the fiscal year ended March 31, 2022,, the Company has also issued 121,034 Restricted Stock Units, or RSUs to our non-executive directors as compensation.

Executive Director and Other Senior Management Compensation

The aggregate compensation, including benefits in kind, paid/accrued to our executive director and senior management for the year ended March 31, 2022, including benefits in kind but excluding any equity compensation, was INR 55.8 million. Dhruv Shringi, our executive director, is entitled to remuneration of INR 27.06 million per annum, including salary, dearness allowance, perquisites and other allowances, benefits, etc. and housing and maintenance of residence allowance of INR 12 million. He will be further be entitled to Gratuity, Mediclaim & Term Life Insurance etc. as per the rules of the Company. He will also be entitled to the perquisite value of Employee Stock Option/restricted stock Units/performance stock units granted by Company, contributions to provident fund as per the rules of our Company, Company provided car and encashment of un-availed leaves. The total remuneration paid to Dhruv Shringi for all services in all capacities to our Company, including contingent or deferred compensation accrued for the year during fiscal year 2022 is INR 168.1 million (including INR 140.5 million received as share-based payments from us). Anuj Kumar Sethi, our Principal Financial Officer and Principal Accounting Officer, received a gross compensation of INR 14.7 million (including INR 6.9 million received as share-based payments) in the last fiscal year. Manish Amin, our Chief Information Officer, received a gross compensation of INR 29.3 million (including INR 19.4 million received as share based payments from us) in the last fiscal year. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We have employment agreements with our senior management and executive directors that provide for benefits upon termination. We have also granted share options to our executive directors. For option grants to senior management, see “-Share Options and Restricted Stock Awards” below. During the year, the Company has granted 1,620,155 RSUs and PSUs to executive directors and senior management.

Share Options and Restricted Stock Awards

The two equity incentive plans described in this section are the Yatra Online, Inc. 2006 India Share Plan, or the 2006 Plan, and the 2016 Stock Option and Incentive Plan, or the 2016 Plan. As part of the Business Combination Agreement, we have granted 2 million restricted stock awards or RSAs to certain employees of the Company, out of which 74,458 RSAs vested through December 16, 2016. During the fiscal year 2018, the Company has modified the vesting condition such that one-quarter of the remaining unvested RSAs vested on June 30, 2017 and the remaining three-fourths of the RSA will thereafter vest in six equal quarterly installments, the final installment to vest on December 15, 2018. In connection with this change, these awards were converted to RSUs. During the fiscal year 2020, the Company deferred vesting of 643,147 RSUs until December 31, 2020, at which point they they vested in full.

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

The 2006 Plan is administered by the compensation committee of our Board. Among other things, our compensation committee determines the terms and conditions of each option grant, including, but not limited to, the number of shares underlying options, exercise price, vesting period, exercise period, the fair market value of ordinary shares, forfeiture provisions, adjustments to be made to the number of shares underlying options and exercise price in the event of a change in capital structure or other corporate action, and satisfaction of any performance conditions.

We may grant awards to any of our employees, consultants or directors. The plan administrator determines the individuals eligible to participate in the 2006 Plan in accordance with criteria laid down by our Board from time to time. Under the 2006 Plan, we have reserved an aggregate of 1,316,765 of our Ordinary Shares.

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

2016 Plan

On December 13, 2016, our Board approved the 2016 Plan and on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our Company to make equity-based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2022, we have reserved for issuance 7,754,936 authorized but unissued ordinary shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

Cash Incentive Bonus Plan

On December 13, 2016, our Board adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by the compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our Company, which we refer to as corporate performance goals, as well as individual performance objectives.

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

As of March 31, 2022, no cash incentive bonus has been granted.

In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

During the fiscal year 2022, we have granted Nil stock options (March 31, 2021: Nil and March 31, 2020: Nil) to our directors and executive officers. As of March 31, 2022, outstanding options to purchase 199,620 ordinary shares were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options	Exercise Price	Grant Date	Expiry Date
192,120	$4.34	August 1, 2014	July 29, 2024
7,500	$5.5	November 28, 2018	December 27, 2022

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

During the year ended March 31, 2021, 654,142 RSUs and 1,459,679 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,187,824 fully vested as of March 31, 2022. The outstanding RSUs and PSUs to our directors and executive officers as of March 31, 2022 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2021	Shares Underlying Outstanding RSUs and PSUs
1,994,274	925,997

During the year ended March 31, 2022, 626,034 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 247,284 fully vested as of March 31, 2022. The outstanding RSUs and PSUs to our directors and executive officers as of March 31, 2022 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2022	Shares Underlying Outstanding RSUs and PSUs
1,620,155	1,493,905

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2020, 2021 and 2022, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all of our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 112.3 million, INR 44.6 million and INR 51.6 million, respectively.

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 86.7 million, INR 30.3 million and INR 37.9 million in fiscal years 2020, 2021 and 2022, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 25.6 million, INR 14.3 million and INR 13.9 million in fiscal years 2020, 2021 and 2022, respectively.

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

C. Board Practices

Board of Directors

Our board of directors is comprised of six directors, at least a majority of whom qualify as “independent” directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our board of directors has determined that the following directors are independent: Stephen Schifrin, Murlidhara Lakshmikantha Kadaba, Roshan Mendis, Neelam Dhawan and Michael Kaufman.

On January 17, 2022, the Company entered into a Cooperation Agreement (the “Cooperation Agreement”) with The 2020 Timothy J. Maguire Investment Trust (the “Investor Group”) regarding, among other matters, the composition of the Board of Directors of the Company (the “Board”). Pursuant to the Cooperation Agreement, the Company agreed and appointed, Mr. Roshan Mendis as Director on the Board.

On July 17, 2022, the Company entered into a Cooperation Agreement (the “Cooperation Agreement”) with MAK Capital One L.L.C. (the “Investor Group”) regarding, among other matters, the composition of the Board of Directors of the Company (the “Board”). Pursuant to the Cooperation Agreement, the Company agreed and appointed, Mr. Michael Kaufman as Director on the Board.

Our Articles of Association provide for a board of directors consisting of no less than one director, with all directors divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires at the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns on his or her own or is removed from office as described below.

● the Class I directors are Roshan Mendis, Michael Kaufman and Neelam Dhawan and their terms will expire at our annual meeting of shareholders to be held in 2023. Mr. Sean Aggarwal resigned on January 18, 2022 with immediate effect;

● the Class II directors are Stephen Schifrin and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2024; and

● the Class III director is Dhruv Shringi whose term is to expire at our annual general meeting to be held on August 24, 2022, and he is proposed to be re-appointed as Class III Director to the Board of Directors to serve for a three-year term expiring at the 2025 annual general meeting:

A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed by the general meeting of shareholders. A director may be removed for cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our board of directors may also, in certain circumstances, appoint additional directors. In addition, the Terrapin Sponsors and certain of our investors and executive officers, in certain circumstances, will have the right to designate individuals to be nominated for election to serve as our directors and to appoint at least one director to serve on each committee of our Board. Each of MIHI LLC and the Terrapin Sponsors shall also have the right to designate one representative to attend our Board meeting in a nonvoting observer capacity. MIHI LLC and the Terrapin Sponsors shall cease to have board observation rights when they no longer own at least 5% of our outstanding ordinary shares.

As of March 31, 2020, consistent with our home country practice, we determined not to hold annual general meetings. We have not held an annual general meeting since our December 12, 2018 annual general meeting and board members whose three-year term would have otherwise expired have continued in their positions as directors until our next annual general meeting is held. However, the Company has scheduled its 2022 annual general meeting on August 24, 2022 which includes the amendment of Memorandum and Articles of Association of the Company which inter alia provides for holding its annual general meeting in each calendar year.

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

Audit Committee

The current members of our audit committee are Murlidhara Kadaba, Stephen Schifrin and Roshan Mendis with Mr. Kadaba serving as its chairman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and all members of our audit committee are “independent” as that term is defined in the Nasdaq Listing Rules. All the members of the Audit Committee are “audit committee financial experts” as defined under the applicable rules of the SEC. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. Our audit committee’s responsibilities include:

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

The audit committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Compensation Committee

The current members of our compensation committee are Neelam Dhawan, Murlidhara Kadaba and Stephen Schifrin. Our board of directors has determined that all members of our Compensation Committee are “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the IRS Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee’s responsibilities include:

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

The compensation committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Stephen Schifrin, Roshan Mendis and Ms. Neelam Dhawan with Ms. Dhawan serving as its chairperson. The nominating and corporate governance committee’s responsibilities include:

●	making recommendations to our Board regarding candidates for directorships and the structure and composition of our Board;
●	recommending to the board criteria for board and committee membership;
●	developing and recommending to the board a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto;
●	overseeing the evaluation of the board and management;
●	reporting and making recommendations to our Board concerning governance matters; and
●	reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee.

The nominating and corporate governance committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Foreign Private Issuer Exemptions

We are a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and under the Nasdaq’s listing standards. Under the Nasdaq rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of Nasdaq. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Disclosure Committee

We maintain a disclosure committee consisting of members of our executive management. The purpose of the disclosure committee is to oversee our system of disclosure controls and assist and advise the Chief Executive Officer and Principal Financial Officer and Principal Accounting Officer in making the required certifications in SEC reports. The disclosure committee was established to bring together on a regular basis representative from our key business units and employees involved in the preparation of our financial statements to discuss any issues or matters of which the members are aware that should be considered for disclosure in our public SEC filings and review our draft periodic SEC reports prior to filing. The disclosure committee reports to our Chief Executive Officer and Principal Financial Officer and Principal Accounting Officer.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

●	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;
●	each of our present directors;
●	each of our executive officers serving during the 2022 fiscal year; and
●	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2022. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 62,566,964 of our Ordinary Shares issued and outstanding on March 31, 2022 and assumes the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, (ii) Class A non-voting Shares and (iii) Class F Shares.

Name of Beneficial Owners(1)(2)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders:
Entities Affiliated MAK Capital One L.L.C.(7)	11,434,913	18.28%
Entities Affiliated with Altai Capital Management, LLC(4)	4,876,755	7.79%
Entities Affiliated with Nathan Leight(3)	3,664,442	5.86%
Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust (5)	4,525,357	7.23%
Entities Affiliated with Catamount Strategic Advisors, LLC(6)	3,578,809	5.72%
Executive Officers and Directors:
Dhruv Shringi(8)	1,873,916	2.99%
Manish Amin(9)	797,864	1.27%
Murlidhara Lakshmikantha Kadaba(10)	59,728	[* ] %
Neelam Dhawan(11)	64,428	[* ] %
Roshan Mendis(12)	5,906	[* ] %
Stephen Schifrin(13)	81,177	[* ] %
All directors and officers as a group (6 persons)	2,883,019	4.39%

*Less than 1 percent.

(1) Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, India.

(2) In fiscal year 2021 Nantahala Capital Management, LLC reduced its holdings from 6.44% to 0 of the Company’s Equity Securities.

(3) Based on the Schedule 13G/A filed with the SEC on February 14, 2022 (i) 395,000 Ordinary Shares held by Apple Orange LLC; (ii) 1,215,744 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder) and 1,215,744 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), held by Apple Orange LLC; (iii) 28,030 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder) and 28,030 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), held by Terrapin Green; (iv) 422,668 Yatra USA Class F Shares (each exchangeable for one Ordinary Share at any time at the option of the holder) and 422,668 Class F Shares (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), held by Terrapin Employee Partnership; (v) 557,500 Ordinary Shares held by the Trust; (vi) 550,000 Ordinary Shares held by Argyle;(vii) 327,000 Ordinary Shares held by Candlemaker; (viii) 158,500 Ordinary Shares held by We Deserve Better, LLC; and (x) 10,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of (a) Apple Orange LLC, which is the sole managing member of Terrapin Green, (b) Candlemaker Management LLC, which is the general partner of Candlemaker, (c) We Deserve Better, LLC, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker, We DeserveBetter, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. Apple Orange LLC is the sole managing member of Terrapin Green and has sole voting and dispositive control over the securities held by Terrapin Green. Apple Orange LLC disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Mr. Leight is the sole managing member of (a) Apple Orange LLC, which is the sole managing member of Terrapin Green, (b) Candlemaker Management LLC, which is the general partner of Candlemaker, (c) We Deserve Better, LLC, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker, We Deserve Better, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. The Trust disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange LLC, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker, and We Deserve Better, LLC. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. Mr. Leight’s children are the beneficiaries of the Leight Family 1998 Irrevocable Trust and his wife is the trustee. The Leight Family 1998 Irrevocable Trust is the sole managing member of Argyle Investors LLC and has sole voting and dispositive control over the securities held by Argyle Investors LLC. The business address for each of these entities and Mr. Leight is 3725 Leafy Way, Miami, Florida 33133.

(4) Based solely on the Schedule 13D filed on February 11, 2021 and the 13D/A filed May 13, 2021 with the SEC by Altai Capital Management, L.P. (the “Investment Manager”), Altai Capital Management, LLC (“IMGP”) and Rishi Bajaj. Consists of 4,876,755 Ordinary Shares held for the account of Altai Capital Osprey, LLC (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. Prior to the fiscal year ending in March 31, 2021, the Entities Affiliated with Altai Capital Management, L.P owned 5.91% of the Company’s Equity Securities. During the fiscal year ending in March 31, 2022, the Entities Affiliated with Altai Capital Management, L.P increased their holdings to 7.79% of the Company’s Equity Securities. The business address of Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 590, Newport Beach, California 92660.

(5) Based solely on the Schedule 13D filed with the SEC on April 8, 2021 and the Schedule 13D/A filed May 13, 2021, July 27, 2021 and January 24, 2022 by (i) The 2020 Timothy J. Maguire Investment Trust (the “2020 Maguire Investment Trust”), (ii) Christopher J. Maguire, (iii) Megan Maguire Nicoletti and (iv)Timothy J. Maguire. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person. Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust. Prior to the fiscal year ending in March 31, 2021, the Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust owned fewer than 5% of the Company’s Equity Securities. During the fiscal year ending in March 31, 2022, the Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust increased their holdings to 7.23% of the Company’s Equity Securities.

(6) Based solely on the Schedule 13D filed with the SEC on May 25, 2021 by (i) Catamount Strategic Advisors, LLC, (ii) Cobb Sadler and (iii) Catamount Fund, LP. Catamount has sole voting and dispositive power over the Shares held by Catamount Fund, LP. Mr. Sadler has sole voting and dispositive power over the Ordinary Shares reported by him. Prior to the fiscal year ending in March 31, 2021, the Entities Affiliated with Catamount Strategic Advisors, LLC owned fewer than 5% of the Company’s Equity Securities. During the fiscal year ending in March 31, 2022, the Catamount Strategic Advisors, LLC increased their holdings to 5.72% of the Company’s Equity Securities.

(7) Based on the Schedule 13G/A filed with the SEC by MAK Capital One L.L.C., Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) on February 16, 2020, November 9, 2020 and February 12, 2021 respectively. Consists of 11,434,913 Ordinary Shares. Prior to the fiscal year ending in March 31, 2021, the Entities Affiliated MAK Capital One L.L.C., owned 5.91% of the Company’s Equity Securities. During the fiscal year ending in March 31, 2022, the Entities Affiliated MAK Capital One L.L.C. increased their holdings to 18.27% of the Company’s Equity Securities. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(8) Consists of 1,701,080 Ordinary Shares and options to purchase 172,836 Ordinary Shares that are exercisable within 60 days of March 31, 2022.

(9) Consists of 780,580 Ordinary Shares and options to purchase 17,284 Ordinary Shares that are exercisable within 60 days of March 31, 2022.

(10) Consists of 59,728 Ordinary shares.

(11) Consists of 56,928 Ordinary Shares and options to purchase 7,500 Ordinary Shares that are exercisable within 60 days of March 31, 2022.

(12) Consists of 5,906 Ordinary Shares.

(13) Consists of 31,177 Ordinary Shares and 50,000 Class F Shares. In addition, he is a Investment Manager of a Company in which he has no economic interest that owns an additional 36,329 shares.

Significant Changes

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

As of June 30, 2022, we estimate that:

●	approximately 92% of our outstanding ordinary shares were held in the United States by 9 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company),
●	approximately 100% of our outstanding Class F Shares were held in the United States by approximately 16 holders of record, and
●	approximately 100% of our outstanding Class A Shares were held in the United States by 2 holders of record.

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

Preload Agreement with Reliance Retail Ltd.

On September 26, 2016, the subsidiary of the group Yatra India entered into a preload agreement (“Preload Agreement”) with Reliance Retail Ltd (“Reliance Retail”). Pursuant to the Preload Agreement, Reliance Retail Ltd. had agreed to pre-install the Yatra mobile applications on Reliance Jio LYF smartphones for consideration to be settled in equity shares of Yatra India. Any invoiced amounts by Reliance Retail, will bear interest at a rate of 15% per year from the date of invoice until the date of equity settlement. The agreement remained in effect until September 5, 2019.

On May 16, 2020, Yatra Online and the subsidiary of the Group, entered into a share subscription agreement (“Share Subscription Agreement”) with Reliance Retail, whereas Yatra India agreed to pay Reliance through the issuance of equity shares of Yatra India, which was swappable into the Ordinary Shares of the Company pursuant to the terms of such Share Subscription Agreement.

Pursuant to Share Subscription Agreement, on September 29, 2021, Reliance Retail was allotted 9,539 Equity Shares of the face value of INR. 10/- each against the liability.

Investor Rights Agreement

On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corp. stockholders and Yatra shareholders who will own our Ordinary Shares upon consummation of the Business Combination Agreement. Pursuant to the terms of the Investor Rights Agreement, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our Ordinary Shares issued in connection with the Business Combination Agreement. The Investor Rights Agreement also provide such shareholders with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. Shareholders will be entitled to make one demand for registration of ordinary shares, except for certain Yatra shareholders will be entitled to make three demands.

The Investor Rights Agreement also provides the Terrapin Sponsors the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of the director initially designated by them pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate such director two successive times. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of any of the directors initially designated by our Company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Subject to applicable law and applicable stock exchange rules, until such time as there is no director designated by the Terrapin Sponsors or no director designated by our Company pursuant to the terms of the Business Combination Agreement, we are required to take all necessary action to cause at least one director nominated by the Terrapin Sponsors and at least one director nominated by our investors to be appointed to each committee of our Board. The Investor Rights Agreement also provides each of MIHI LLC and the Terrapin Sponsors the right to designate one representative to attend our Board meeting in a nonvoting observer capacity. MIHI LLC and the Terrapin Sponsors shall cease to have board observation rights when they no longer own at least 5% of our outstanding ordinary shares.

Transactions pursuant to Service Agreements

Pursuant to service agreements with the below mentioned companies (along with their affiliates) that have a significant influence on the Group, we have provided travel and trade related services of INR Nil, INR Nil and INR Nil in fiscal years 2022, 2021 and 2020 respectively:

a. Network 18 Media and Investment Ltd. and group companies

b. Reliance Capital Limited and its group companies

c. IDG Ventures India Advisors Private Limited

The Company has also availed the insurance and communication services of Reliance General Insurance Company Limited, Reliance Jio Infocomm Limited and Reliance Infocomm Limited at a cost of INR Nil, INR 649 and INR 698 in fiscal years 2022, 2021 and 2020, respectively.

These entities were related party till March 31, 2021.

Exchange and Support Agreement

On December 16, 2016, we entered into an Exchange and Support Agreements with Terrapin Acquisition Corp. (which is now known as Yatra USA Corporation) and holders of Class F common stock of Terrapin Acquisition Corp. (“Exchange and Support Agreement”). Pursuant to the Exchange and Support Agreement, commencing on November 16, 2017, holders of Terrapin Acquisition Corp.’s Class F common stock (which, pursuant to the Business Combination Agreement, is now Yatra USA Class F Shares) have the right from time to time to exchange any or all of what are nor Yatra USA Class F Shares for the same amount of our Ordinary Shares. Upon any such exchange, an equal number of our Class F Shares held by such exchanging shareholders will also be converted by us into 0.00001 of our Ordinary Share for each Class F Share converted. The right to make such exchange will expire on December 16, 2021.

However, on December 16, 2021, parties have entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). Pursuant to which, the Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F Holders.

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

Except for the Legal proceedings and tax proceedings described below, there are no governmental or other legal proceedings (including any such proceedings which are pending or threatened, of which we are aware) that we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Litigation” for a description of Legal Proceedings.

Tax Proceedings

See “Item 4. Information on the Company-B. Business Overview-Litigation” for a description of tax proceedings.

Dividend Distribution Policy

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be determined by our Board in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of the respective jurisdictions of organization of our subsidiaries, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. For example, the dividend-paying ability of our subsidiaries including Yatra India and ATB may be limited by covenants contained in the agreements governing their respective outstanding debt arrangements, which prevent them from paying dividends or making distributions to us under certain circumstances (e.g., the failure to make payments, or the occurrence of an event of default, under such agreements). Our ability to pay dividends may, therefore, also be restricted.

B. Significant Changes

a)	One of the subsidiaries of the Company, namely Yatra Freight had signed a term sheet on June 3, 2022 with N+1 Capital, a SEBI approved Fund, for availing the facility of upto INR 150,000 against the issuance of 1,500 Nos. of Non-Convertible Debenture (“NCD”) at face value of INR 1,00,000/- each. The entire NCDs shall be redeemed proportionately with Interest @ 14% p.a. with Quarterly Coupon payment of INR 1,200 in each quarter for a period of twenty-four months.

The NCDs have been secured against the first pari-passu charge over the current assets (both present and future) and exclusive first charge on Intangible Assets (both present and future) of Yatra Freight and a corporate guarantee from Yatra India.

The amount against issuance of NCDs have been received by Yatra Freight on July 1, 2022 whereas the first repayment of Principal and interest shall commence from July 31, 2022 and last payment of Interest and Principal shall be made on June 30, 2024 as per the Term Sheet dated June 3, 2022.

b)

Subsequent to the end of fiscal year 2022, two step down subsidiaries of the Company namely “Yatra India” and “Yatra For Business Private Limited” have taken aggregate amount of credit facilities of INR 550,000 from Axis Bank Limited. Such facilities are secured against exclusive charge on the receivables, pari passu charges on the entire other current assets and all movable fixed assets of such Companies, both present and future and cash margin in the form of fixed deposits for 20% of the facility.

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

B. Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-3 (File No. 333-224661), as amended, originally filed with the SEC on May 24, 2021 and declared effective by the SEC on July 12, 2021, under the headings “Description of Share Capital” is incorporated herein by reference.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreign entities. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder (“FEMA”). Transfers of any security of an Indian company from foreigners/ foreign entities to Indian residents and vice versa are required to be in accordance with FEMA and in some instances is required to be permitted by the Reserve Bank of India beside general reporting requirements under the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies having foreign investment, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreign entities. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict or regulate the lending to or borrowing from our Indian Subsidiaries. These requirements currently include restrictions/ regulations with respect to on valuations and sources of funding for such investments and may include prior approval from the Government of India.

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

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares to U.S. holders and non-U.S. holders. This discussion is based on provisions of the IRS Code, the U.S. Department of the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of our shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to U.S. federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold our Ordinary Shares as “capital assets” within the meaning of Section 1221 of the IRS Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;
●	traders in securities who elect to apply a mark-to-market method of accounting;
●	real estate investment trusts and regulated investment companies;
●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
●	expatriates or former long-term residents of the United States;
●	partnerships or other pass-through entities (or arrangements treated as such) or investors therein;
●	dealers or traders in securities, commodities or currencies;
●	grantor trusts;
●	persons subject to the alternative minimum tax;
●	U.S. persons whose “functional currency” is not the U.S. dollar;
●	persons who received our Ordinary Shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;
●	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding ordinary shares;
●	persons who are subject to the accounting rules under Section 451(b) of the IRS Code;
●	the initial stockholders and their affiliates; or
●	holders holding our Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of our Ordinary Shares, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;
●	an estate of which the income is subject to U.S. federal income tax regardless of its source; or
●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

Tax Residence of Yatra and Utilization of Terrapin Acquisition Corp.’s Tax Attributes

Tax Residence of Yatra for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Yatra Online, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the IRS Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are relatively new and complex and there is limited guidance regarding their application.

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

For purposes of Section 7874, the first two conditions described above were met with respect to the mergers completed in July 2016 with Terrapin Acquisition Corp., because we acquired indirectly all of the assets of Terrapin Acquisition Corp. through the mergers with Terrapin Acquisition Corp., and Yatra Online, including its “expanded affiliated group,” did not have “substantial business activities” in the Cayman Islands within the meaning of Section 7874 upon consummation of the mergers with Terrapin Acquisition Corp.. As a result, whether Section 7874 will apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the mergers with Terrapin Acquisition Corp. should depend on the satisfaction of the 80% ownership test.

Based on the terms of the mergers with Terrapin Acquisition Corp., the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin Acquisition Corp. stockholders in our company should be less than 80% and accordingly we are not expected to be treated as a U.S. corporation for U.S. federal income tax purposes. Further, for purposes of determining the ownership percentage of former Terrapin Acquisition Corp. stockholders for purposes of Section 7874, former Terrapin Acquisition Corp. stockholders will be deemed to own an amount of our Ordinary Shares in respect to certain redemptions by Terrapin Acquisition Corp. prior to the closing of the mergers with Terrapin Acquisition Corp. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Many of these rules are contained in the Treasury regulations under Section 7874, and there is limited guidance as to their application. Accordingly, there can be no assurance that the IRS would not assert that the 80% ownership test is met with respect to the mergers with Terrapin Acquisition Corp. and that, accordingly, we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

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

Utilization of Terrapin Acquisition Corp.’s Tax Attributes

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if:

●	the non-U.S. corporation acquires, directly or indirectly, substantially all of the properties held, directly or indirectly, by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation);

●	after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business” activities in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury regulations); and

●	after the acquisition, the former shareholders of the acquired U.S. corporation hold less than 80% but at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) (this test is referred to as the “60% ownership test”).

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

Based on the terms of the mergers with Terrapin Acquisition Corp., the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 ownership percentage of the former Terrapin Acquisition Corp. stockholders in our company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Terrapin Acquisition Corp. after the mergers with Terrapin Acquisition Corp.. In addition, as discussed above under “-Tax Residence of Yatra for U.S. Federal Income Tax Purposes,” the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the mergers with Terrapin Acquisition Corp. and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

If the IRS were to successfully assert that the 60% ownership test has been met, the ability of Terrapin Acquisition Corp. and its U.S. affiliates to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions may be limited. However, as a blank check company, whose assets were primarily comprised of cash and cash equivalents, it is not expected that Terrapin Acquisition Corp. would have a significant amount of inversion gain. Accordingly, even if the 60% ownership test were satisfied, the effect of the resulting limitations on the use of net operating losses and tax attributes would not be expected to be material.

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

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the Nasdaq (where our Ordinary Shares are currently listed) will be considered readily tradable on an established securities market in the United States. There can be no assurance that our Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the IRS Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “-Passive Foreign Investment Company Status.”

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

A non-U.S. corporation, such as Yatra Online, will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income, or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether we are a PFIC is based upon the composition of our income and assets, (including, among others, corporations in which we own at least a 25% interest), and the nature of our activities.

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

Foreign Account Tax Compliance Act

FATCA imposes a reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-US financial institutions that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the IRS regarding the holders of our ordinary shares and to withhold on a portion of payments with respect to our ordinary shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our ordinary shares directly or indirectly through certain non-compliant intermediaries). This withholding tax made with respect to our ordinary shares will not apply to payments made before the date that is two years after the date of publication of final regulations defining the term “foreign passthru payment”. An intergovernmental agreement between the United States and another country may also modify these requirements. FATCA is particularly complex and its application is uncertain at this time. Holders of our ordinary shares should consult their tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

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

Information returns may be filed with the IRS and non-U.S. holders may be subject to backup withholding on amounts received in respect of their ordinary shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to our Ordinary Shares and proceeds from the sale or other disposition of our Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

Taxation of Distributions.

Up to March 31, 2020, dividend income was exempt from tax for shareholders, during he said period the effective rate of Dividend Distribution Tax (“DDT”) was payable by the Company at 20.5553%. Earlier the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of INR 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding INR 1,000,000.

The Finance Act 2020 has replaced the DDT with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with Multilateral Instruments (MLI) as applicable) subject to conditions specified under the Income Tax Act.

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

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and the United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See Note 40 to our audited consolidated financial statements included elsewhere in this Annual Report for sensitivity analysis relating to our exposure to foreign currency risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

1)	On December 16, 2021, Yatra Online Inc. (“Yatra”), Yatra USA Corp. (f/k/a Terrapin Acquisition 3 Corporation) (“Yatra USA”) and the holders (the “Yatra USAClass F Holders”) of Yatra USA’s Class F Common Stock, par value $0.0001 (the “Yatra USA Class F Shares”) entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). The Amendment amends the Exchange and Support Agreement, dated December 16, 2016, between Yatra, YatraUSA and the Yatra USA Class F Holders (the “Agreement”), pursuant to which the Yatra USA Class F Holders had the right to exchange any or all of their YatraUSA Class F Shares, at their option and from time to time, for the same amount of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Yatra.The Agreement was originally due to expire on December 16, 2021 pursuant to its terms. Pursuant to the Amendment, the Agreement will now expire upon theearlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F Holders.

2)	Yatra Online, Inc. (the Parent Company) and Yatra Online Limited (Yatra India), entered into share subscription cum shareholders’ agreement dated May 7, 2014, and share subscription cum shareholders’ agreement dated April 29, 2015 (together referred to as SHA), with IL&FS Trust Company Limited, Now, Vistra ITCL(India) Limited (in its capacity as a trustee for Pandara Trust –Scheme I(“Pandara Trust”)) and Capital18 Fincap Private Limited, now Network18 Media and Investments Limited(“Capital18”/”NW18”), (collectively the “Investors”).

Pursuant to SHA, NW18 and Pandara Trust, were entitled to swap their Equity Shares into 569,768 (March 31, 2021: 569,768) and 172,634 (March 31, 2021: 172,634) Ordinary Shares of the Parent Entity, respectively.

Pursuant to the Waiver and Termination Agreement dated March 23, 2022 (“SHA Amendment Agreement”), the NW18 and Pandara Trust, have inter alia agreed to waive their swap rights contained under the SHA.

Further, the parties to SHA Amendment Agreement have agreed, that said Amendment Agreement shall ipso facto terminate, without any further acts of the parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates:

(a ) the date on which the Equity Shares of Yatra India are allotted pursuant to the Offer (as defined under the SHA Amendment Agreement) ; or

(b) if the bid/offer opening date in the Offer does not occur prior to September 30, 2023 or such other date as mutually agreed in writing between Parties; or

(c) the date on which the Board of the Yatra India decides not to undertake the Offer.

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

Based on their evaluation as of March 31, 2022, our group chief executive officer and group “Principal Financial officer and Principal Accounting Officer” have concluded that our disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting as described below.

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

Management assessed the Company’s internal control over financial reporting as of March 31, 2022, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. As a result of this assessment, management concluded that there was a material weakness in its internal control over financial reporting, as described below, existed as of March 31, 2022, and hence, the internal control over financial reporting was not effective as at that date. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations. Our internal controls over financial reporting were ineffective due to inadequacy of documentation for certain review controls pertaining to testing of control attributes, precision levels applied and documentation of completeness and accuracy of reports used. As part of remediation plan, we will update our policies and procedures regarding the rigor to be followed for review and documentation of controls. However, there is no assurance as to when such remediation would be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above.

The effectiveness of our internal control over financial reporting as at March 31, 2022 has been audited by Ernst and Young Associates LLP, India, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c) below:

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Yatra Online Inc’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Yatra Online Inc (the Company) has not maintained effective internal control over financial reporting as of March 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified a material weakness in internal control over financial reporting processes related to inadequacy of documentation for certain review controls pertaining to testing of control attributes, precision levels applied and documentation of completeness and accuracy of reports used.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of Yatra Online, Inc. (the Company) as of March 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated August 1, 2022, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst and Young Associates LLP

Gurugram, India

August 1, 2022

D. Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, our internal controls over financial reporting were ineffective due to identification of a material weakness in internal control over financial reporting processes related to lack of adequate documentation of certain review controls as described above

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we have at least one audit committee financial expert serving on the audit committee. All the members of the Audit Committee of the audit committee, are an audit committee financial expert and “independent” as that term is defined in the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our Board has adopted the Code of Conduct. Our Code of Conduct documents the principles of conduct and ethics to be followed by our directors, officers and employees when conducting our business and performing their day-to-day duties. The purpose of our Code of Conduct is to promote honest and ethical conduct, compliance with applicable governmental rules and regulations, prompt internal reporting of violations of the Code of Conduct and a culture of honesty and accountability. A copy of the Code of Conduct has been provided to each of our directors, officers and employees who are required to acknowledge that they have received and will comply with the Code of Conduct. We intend to disclose any material amendments to the code, or any waivers of its requirements, in our public SEC filings and/or on our website in accordance with applicable SEC and Nasdaq rules and regulations. Our Code of Conduct can be found on our website at www.yatra.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS as issued by IASB are audited by Ernst & Young Associates LLP, a firm registered with the Public Company Accounting Oversight Board in the United States.

Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2022, March 31, 2021 and March 31, 2020 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2022 and 2021.

	Fiscal
	2021	2022
Audit fees (audit and review of financial statements)	INR 24,871	INR 33,366
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	-	14,500
Tax fees (other certifications and tax advisory services)	6,229	443
All Other fees (advisory services)	-	-

Total	INR 31,100	INR 48,309

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Marketplace Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US Federal securities laws and regulations. To date, we have followed and intend to continue to follow the applicable corporate governance standards, barring certain exceptions under the Nasdaq Marketplace Rules.

In accordance with Rule 5250(d)(1) under Nasdaq Marketplace Rules, we will post this Annual Report on our company website at www.yatra.com. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report at pages F-1 through F-72.

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

154

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

4.9	Waiver and Termination Agreement dated March 23, 2022 among Yatra Online Limited, Vistra ITCL (India) Limited (Formerly IL & FS Trust Company Limited) acting as trustee for Pandara Trust Scheme I, Network 18 Media and Investments Limited and Yatra Online, Inc., a Cayman Islands exempted company limited by shares.
4.10

Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).

4.11	Amendment No. 1 to the Exchange and Support Agreement, dated December 16, 2021, by and among Yatra Online, Inc., Yatra USA Corp. and theholders of Yatra USA Corp. Class F Common Stock party thereto
4.12	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).
4.13	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.14	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.15	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
4.16	Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant’s Form F-3 filed on May 3, 2018).
4.17

Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant’s Form F-3 filed on May 3, 2018).

4.18	Working Capital Loan Agreement dated 10th June, 2022 between Yatra For Business Private Limited and Axis Bank Limited
4.19	Debenture Trust Deed dated 30th June, 2022 between Yatra Online Freight Services Private Limited and Axis Trustee Services Limited
4.20	Working Capital Loan Agreement dated 16th June, 2022 between Yatra Online Limited and Axis Bank Limited.
4.21	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).
4.22	Non Convertible Debenture Subscription Agreement dated January 11, 2019 between Benett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc. (incorporated by reference to Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on January 31, 2019).
4.23	Credit Arrangement Letter, dated August 14, 2018, between Yatra for Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.24	Facility Agreement, dated August 16, 2018, between Yatra for Business Private Limited (Formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

4.25	Renewal Credit Arrangement Letter, dated May 28, 2019, between Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.26	Amendatory Credit Arrangement Letter, dated September 29, 2020 and December 28, 2020, between Yatra Online Private Limited and ICICI Bank Limited
4.27	Renewal Credit Arrangement Letter dated October 18, 2021 and Supplemental and Amendatory Agreement to the Facility Agreement dated January 17, 2022 between Yatra Online Limited and ICICI Bank Limited
4.28	Renewal Credit Arrangement Letter dated October 14, 2021 and Supplemental and Amendatory Agreement to the Facility Agreement dated January 17, 2022 between Yatra For Business Private Limited and ICICI Bank Limited
4.29	Supplemental and Amendatory Agreement to the Facility Agreement, dated September 30, 2020, between Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and ICICI Bank Limited
4.30+†	Global Agreement, dated July 1, 2017, between Yatra Online Private Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.31	Side Letter to Global Agreement, dated July 1, 2020, between Yatra Online Private Limited and Amadeus IT Group, S.A
4.32	Cooperation Agreement by and among The 2020 Timothy J. Maguire Investment Trust, Timothy J. Maguire and Yatra Online, Inc., dated January 17, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 6-K filed with the SEC on January 21, 2022).
4.33	Cooperation Agreement, dated July 17, 2022, by and among MAK Capital One L.L.C. and its affiliates and the Yatra Online, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on July 18, 2022).
8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1 filed on January 23, 2017)
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.
15.2*	Consent of CRISIL Limited.
99.1*	CRISIL report titled “Assessment of travel industry in India.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed herewith

**	Furnished herewith.

#	Confidential treatment requested.

+	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Yatra Online, Inc. (the Company) as of March 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 1, 2022, expressed an adverse opinion thereon.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of Goodwill

Description of the Matter

As discussed in Note 20 to the Company’s consolidated financial statements, the goodwill balance as of March 31, 2022 was INR 528,191 thousand. The Company performs an impairment test of goodwill on an annual basis at the level of the cash generating units (CGUs) or more frequently if the Company becomes aware of events or changes in circumstances that would indicate that the carrying value of goodwill may not be recoverable.

Auditing the Company’s goodwill impairment analysis was complex and judgmental due to the estimation required to determine the recoverable amount of the CGUs, being the higher of value in use and fair value less costs to sell. In particular, the recoverable amount estimate was sensitive to significant assumptions such as EBITDA margin, discount rate and the terminal value growth rate. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the estimated recoverable amounts of the CGUs, we performed audit procedures that included, among others, assessing the methodologies against IAS 36, Impairment of Assets, used by management in deriving the recoverable value, and testing the significant assumptions and underlying data used by the Company in its analysis. We compared the EBITDA margin to current industry trends and Company’s historical results. In addition, our valuation specialists assisted in evaluating the valuation methodology against the requirements of IAS 36 and to compare the discount rate and terminal value growth rate against observable market data and current economic trends. We also performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable amount of the CGUs resulting from changes in underlying assumptions. We also evaluated the adequacy of the Company’s disclosures as described in the above mentioned notes.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2015.

Gurugram, India

August 1, 2022

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss

(Amount in thousands, except per share data and number of shares)

	Notes	Year ended March 31,
		2020	2021	2022
		INR	INR	INR	USD
					(refer to Note 2.4)

Revenue
Rendering of services	8	6,265,274	1,097,862	1,817,392	23,954
Other revenue	9	994,081	173,406	171,984	2,267
Total revenue		7,259,355	1,271,268	1,989,376	26,221

Other income	10	159,631	132,045	158,648	2,091

Service cost		2,922,929	22,276	159,284	2,099
Personnel expenses	11	1,777,273	778,915	1,021,881	13,469
Marketing and sales promotion expenses		196,209	79,584	124,147	1,636
Other operating expenses	12	2,259,261	978,315	893,313	11,774
Depreciation and amortization	13	666,369	749,480	308,153	4,062
Impairment of goodwill	20	221,999	264,909	-	-
Impairment of loan to joint venture	14		-	72,719	958
Results from operations		(625,054)	(1,470,166)	(431,473)	(5,686)

Share of loss of joint venture	14	(10,784)	(3,962)	41,616	549
Finance income	15	58,641	81,604	47,816	630
Finance cost	16	(193,287)	(117,252)	(100,453)	(1,324)
Listing and related expenses	45	-	-	(55,818)	(736)
Change in fair value of warrants gain		94	378,994	32,756	432
Loss before taxes		(770,390)	(1,130,782)	(465,556)	(6,135)
Tax expense	17	(69,805)	(64,096)	(16,906)	(223)
Loss for the period		(840,195)	(1,194,878)	(482,462)	(6,358)

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement (loss)/gain on defined benefit plan	31	24,515	2,224	(247)	(2)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	31	(28,658)	(4,552)	(5,640)	(73)
Other comprehensive loss for the period, net of tax		(4,143)	(2,328)	(5,887)	(75)
Total comprehensive loss for the period, net of tax		(844,338)	(1,197,206)	(488,349)	(6,433)

Loss attributable to:
Owners of the Parent Company		(833,808)	(1,177,343)	(477,850)	(6,297)
Non-controlling interest		(6,387)	(17,535)	(4,612)	(61)
Loss for the period		(840,195)	(1,194,878)	(482,462)	(6,358)

Total comprehensive loss attributable to:
Owners of the Parent Company		(838,302)	(1,179,701)	(483,733)	(6,372)
Non-controlling interest		(6,036)	(17,505)	(4,616)	(61)
Total comprehensive loss for the period		(844,338)	(1,197,206)	(488,349)	(6,433)

Loss per share	18
Basic		(17.94)	(20.38)	(7.66)	(0.10)
Diluted		(17.94)	(20.42)	(7.66)	(0.10)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position

(Amount in thousands, except per share data and number of shares)

	Notes	March 31, 2021	March 31, 2022
		INR	INR	USD
				(refer to Note 2.4)

Assets
Non-current assets
Property, plant and equipment	19	24,345	21,997	290
Right-of-use assets	44	449,840	229,710	3,028
Intangible assets and goodwill	20	890,037	752,260	9,915
Prepayments and other assets	21	4,206	922	12
Other financial assets	22	23,838	48,320	637
Term deposits	23	21,346	-	-
Other non-financial assets	24	223,618	216,231	2,850
Deferred tax assets	25	15,398	9,996	132
Total non-current assets		1,652,628	1,279,436	16,864

Current assets
Inventories		1,480	235	3
Trade and other receivables	26	870,452	1,934,713	25,500
Prepayments and other assets	21	616,393	607,731	8,010
Income tax recoverable		249,332	205,557	2,709
Other current financial assets	27	114,634	68,356	901
Term deposits	23	530,783	568,264	7,490
Cash and cash equivalents	28	1,711,589	800,282	10,548
Total current assets		4,094,663	4,185,138	55,161
Total assets		5,747,291	5,464,574	72,025

Equity and liabilities
Equity
Share capital	29	838	842	11
Share premium	29	20,240,055	20,286,474	267,385
Treasury shares	29	(11,219)	(11,219)	(148)
Other capital reserve	30	122,109	263,531	3,473
Accumulated deficit		(19,167,316)	(19,617,091)	(258,562)
Foreign currency translation reserve		(26,639)	(32,279)	(425)
Total equity attributable to equity holders of the Company		1,157,828	890,258	11,734
Total non-controlling interest		5,247	1,983	26
Total equity		1,163,075	892,241	11,760

Non-current liabilities
Borrowings	32	3,177	4,204	55
Trade and other payables	33	34,938	42,605	562
Deferred tax liabilities	25	14,413	11,513	152
Employee benefits	34	52,137	34,108	450
Deferred revenue	35	266,920	64,965	856
Lease liabilities	44	427,786	230,668	3,040
Other financial liabilities	36	270,280	-	-
Other non-financial liability	37	44,453	-	-
Total non-current liabilities		1,114,104	388,063	5,115

Current liabilities
Borrowings	32	127,878	354,376	4,671
Trade and other payables	33	2,215,425	2,394,712	31,563
Employee benefits	34	54,760	68,845	907
Deferred revenue	35	120,129	183,212	2,415
Income taxes payable		263	4,052	53
Lease liabilities	44	75,182	38,991	514
Other financial liabilities	36	94,185	429,457	5,660
Other current liabilities	38	782,290	710,625	9,367
Total current liabilities		3,470,112	4,184,270	55,150
Total liabilities		4,584,216	4,572,333	60,265
Total equity and liabilities		5,747,291	5,464,574	72,025

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

Effect of adoption of IFRS 16 “Leases”	-	-	-	(28,562)	-	-	(28,562)	(431)	(28,993)

Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,284,971)	735,988	6,571	2,331,187	18,990	2,350,177

Loss for the period	-	-	-	(833,808)	-	-	(833,808)	(6,387)	(840,195)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(28,658)	(28,658)	-	(28,658)
Remeasurement gain on defined benefit plan	-	-	-	24,164	-	-	24,164	351	24,515
Total other comprehensive loss	-	-	-	24,164	-	(28,658)	(4,494)	351	(4,143)

Total comprehensive loss	-	-	-	(809,644)	-	(28,658)	(838,302)	(6,036)	(844,338)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	46,778	(41,643)	-	5,135	-	5,135
Exercise of options	1	5,049	-	-	(5,050)	-	-	-	-
Change in non-controlling interest*	-	-	-	(6,079)	-	-	(6,079)	6,079	-
Total contribution by owners	1	5,049	-	40,699	(46,693)	-	(944)	6,079	5,135

Balance as at March 31, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

*	Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.56% as of March 31, 2020 (98.53% as of March 31, 2019).

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity (Continued)

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

Loss for the period	-	-	-	(1,177,343)	-	-	(1,177,343)	(17,535)	(1,194,878)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(4,552)	(4,552)	-	(4,552)
Remeasurement gain on defined benefit plan	-	-	-	2,194	-	-	2,194	30	2,224
Total other comprehensive loss	-	-	-	2,194	-	(4,552)	(2,358)	30	(2,328)

Total comprehensive loss	-	-	-	(1,175,149)	-	(4,552)	(1,179,701)	(17,505)	(1,197,206)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	65,468	11,632	-	77,100	-	77,100
Exercise of options	15	578,803	-	-	(578,818)	-	-	-	-
Issuance of shares	109	796,077	-	-	-	-	796,186	-	796,186
Cost of issuance of shares	-	(23,979)	-	-	-	-	(23,979)	-	(23,979)
Change in non-controlling interest*	-	-	-	(3,719)	-	-	(3,719)	3,719	-
Total contribution by owners	124	1,350,901	-	61,749	(567,186)	-	845,588	3,719	849,307

Balance as at March 31, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

*	Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company. The percentage holding of the parent is 98.63% as of March 31, 2021 (98.56% as of March 31, 2020), (refer to Note 6).

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity (Continued)

(Amount in INR thousands, except per share data and number of shares

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Loss for the period	-	-	-	(477,850)	-	-	(477,850)	(4,612)	(482,462)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(5,640)	(5,640)	-	(5,640)
Remeasurement loss on defined benefit plan	-	-	-	(243)	-	-	(243)	(4)	(247)
Total other comprehensive loss	-	-	-	(243)	-	(5,640)	(5,883)	(4)	(5,887)

Total comprehensive loss	-	-	-	(478,093)	-	(5,640)	(483,733)	(4,616)	(488,349)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	21,712	187,845	-	209,557	-	209,557
Exercise of options	4	46,419	-	-	(46,423)	-	-	-	-
Change in non-controlling interest*	-	-	-	(977)	-	-	(977)	977	-
Transaction with non-controlling interest**				7,583			7,583	375	7,958
Total contribution by owners	4	46,419	-	28,318	141,422	-	216,163	1,352	217,515

Balance as at March 31, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

*	During first quarter of the financial year, Yatra India has allotted shares to the parent company which leads to an increase in holding percentage from 98.63% to 98.64%.
**	During the year, Yatra India has allotted shares outside the Group by converting trade payable of INR 7,958 of the stakeholder into equity, which leads to a dilution in parent’s holding from 98.64% to 98.55%.

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows

(Amount in thousands, except per share data and number of shares)

		March 31
		2020	2021	2022
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Cash flows from operating activities:
Loss before tax		(770,390)	(1,130,782)	(465,556)	(6,135)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	666,369	749,480	308,153	4,062
Change in fair value of contingent consideration	43	(390,009)	-	-	-
Interest income	15	(27,817)	(49,017)	(33,345)	(441)
Interest costs	16	166,134	95,232	94,907	1,251
Impairment of goodwill	20	221,999	264,909	-	-
Unrealized foreign exchange loss/(gain)	16	(10,932)	5,799	(7,471)	(98)
Gain on disposal of property, plant and equipment	10,19	(4,842)	(2,480)	(1,931)	(25)
Change in fair value of warrants - gains		(94)	(378,994)	(32,756)	(433)
Provisions (net)		46,774	39,740	(129,026)	(1,702)
Gain on termination/ rent concession of leases		(27,241)	(33,238)	(36,176)	(478)
Unwinding of deferred consideration		-	-	(41,655)	(550)
Share of loss of a joint venture	14	10,784	3,962	(41,616)	(550)
Share-based payment expense	11	5,135	77,100	209,557	2,762
Impairment of loan to joint venture		-	-	72,719	958
Working capital changes:
Decrease/ (increase) in trade and other receivables		2,489,784	1,685,634	(1,115,395)	(14,794)
Decrease in inventories		1,428	1,073	1,271	17
Increase/ (decrease) in trade and other payables		(2,887,757)	(402,932)	217,701	2,869
Settlement of contingent consideration	43	-	(389,617)	-	-
Direct taxes (paid)/ refunds		(39,681)	229,574	28,416	375

Net cash used in operating activities		(550,356)	765,443	(972,203)	(12,812)
Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	-	(410,383)	-	-
Investment in joint venture	14	(3,500)	-	-	-
Purchase of property, plant and equipment	19	(15,572)	(1,089)	(8,927)	(118)
Proceeds from sale of property, plant and equipment		23,404	5,782	2,175	29
Purchase/development of intangible assets	20	(203,751)	(77,881)	(90,469)	(1,192)
Investment in term deposits		(1,091,549)	(69,580)	(635,807)	(8,381)
Proceeds from term deposits		1,383,049	285,492	625,505	8,244
Interest received	15	4,562	37,294	20,987	277

Net cash from/(used in) investing activities		96,643	(230,365)	(86,536)	(1,141)
Cash flows from financing activities:
Proceeds from issue of share capital (net of cost of issuance of shares)	29	-	772,207	-	-
Payment of principal portion of lease liabilities	44	(47,340)	(9,623)	(36,486)	(481)
Payment of interest portion of lease liabilities	44	(56,394)	(72,033)	(43,871)	(578)
Proceeds from factoring	32	917,166	189,052	553,128	7,290
Repayment of factoring proceeds	32	(665,262)	(316,831)	(325,852)	(4,291)
Repayment of borrowings	32	(368,461)	(8,580)	-	-
Repayment of vehicle loan	32	-	-	(4,913)	(65)
Interest paid on borrowings		(113,180)	(18,909)	(6,742)	(89)

Net cash from financing activities		(333,471)	535,283	135,264	1,783
Net increase/ (decrease) in cash and cash equivalents		(787,184)	1,070,361	(923,475)	(12,170)
Effect of exchange differences on cash and cash equivalents		69,742	(5,001)	12,168	159
Cash and cash equivalents at the beginning of the year		1,363,671	646,229	1,711,589	22,559

Closing cash and cash equivalents at the end of the year		646,229	1,711,589	800,282	10,548
Components of cash and cash equivalents:
Cash on hand		1,742	472	255	3
Balances with banks
On current account		1,089,764	876,916	446,162	5,881
Fixed deposits with banks		250,000	758,008	186,028	2,452
Credit card collection in hand		23,864	76,193	167,837	2,212
Total cash and cash equivalents	28	1,365,370	1,711,589	800,282	10,548
Less: Bank overdrafts	32	(719,141)	-	-	-
Total cash and cash equivalents		646,229	1,711,589	800,282	10,548

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

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements for March 31, 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Accounting policies have been consistently applied by the Group for all the periods presented in these financial statements, except in relation to the new standards adopted on April 1, 2021 (Refer Note 2.2).

The consolidated financial statements of the Company for the year ended March 31, 2022 were authorized for issuance by the Parent Company’s board of directors on July 31, 2022.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss and other comprehensive income/ loss.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

2.2 New standards, interpretations and amendments adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Covid-19-Related Rent Concessions beyond June 30, 2021—Amendment to IFRS 16

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

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021.

During the year ended March 31, 2021, the Group has pre-adopted from April 1, 2020 amendment in IFRS 16 related to COVID- 19 – Related Rent Concession which provides lessees with an exemption from assessing whether a COVID-19 -related rent concession is a lease modification. During the year ended March 31, 2022, the Group has applied amendment in IFRS 16 related to Covid-19-Related Rent Concessions beyond June 30, 2021. Accordingly, the Group has reversed lease liabilities with a corresponding recognition of income in profit or loss for the year ended March 31, 2021, and March 31, 2022. Refer to Note 10 and Note 44 for the effect of the implementation of this practical expedient.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

● A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

● Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

● Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

● Expected to be realised or intended to be sold or consumed in the normal operating cycle

● Held primarily for the purpose of trading

● Expected to be realised within twelve months after the reporting period

Or

● Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

● It is expected to be settled in the normal operating cycle

● It is held primarily for the purpose of trading

● It is due to be settled within twelve months after the reporting period

Or

● There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

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

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2022, March 31, 2021 and March 31, 2020, except for transactions where there is a significant difference in the exchange rate, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2022, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2022 and consolidated statement of cash flows for year ended March 31, 2022 were converted into USD at the exchange rate of 75.87 INR per USD, which is based on the noon buying rate as at March 31, 2022, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of IFRS. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as ‘Share of loss of a joint venture’ in the statement of profit or loss and other comprehensive loss. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. At each reporting date, Group true-up its obligation to contribute towards the share of cumulative loss of the Joint venture, and reversal, if any, arising is recognised as the gain under ‘Share of loss of a joint venture’ in the statement of profit or loss and other comprehensive loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue related to freight forwarding services is recognized at the time of departure of the cargo at the origin in case of exports and in case of Imports, revenue is recognized on the basis of arrival dates. We act as an agent; accordingly, we recognize revenue only for our commission on the arrangement.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Others

Revenue from other, primarily comprising advertising revenue and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed.

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

Additionally, the Group also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as a reduction from revenue.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Finance income and costs

Finance income comprises interest income on term deposits. Interest income is recognized as it accrues in the statement of profit or loss and other comprehensive loss, using the effective interest rate method (EIR).

Finance cost comprises interest expense on borrowings, interest expense on lease liability and unwinding of other financial liabilities. Interest expense is recognized in the statement of profit or loss and other comprehensive loss using EIR.

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

● When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

● In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Customer relationships	4-10 years
Trademarks	10 years

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired

The Group’s financial assets at amortized cost includes trade receivables, term deposits, security deposits and employee loans. For more information on receivables, refer to Note 26.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Fair value measurement

The Group measures financial instruments, at fair value such as warrants etc. at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

● In the principal market for the asset or liability

Or

● In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

● Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities

● Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

● Level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs).

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Fair-value related disclosures for financial instruments that are measured at fair value or where fair values are disclosed, are summarised in the note no 7.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

An impairment loss in respect of goodwill is not reversed. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year including, share options and warrants (using the treasury stock method for options and warrants), except where the result would be anti-dilutive.

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

Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”

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

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non-current

On January 23, 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

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

The amendments are effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Furthermore, the IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024.

The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendments to IAS 1, “Presentation of Financial Statements”

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Amendments to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”

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

Amendments to IAS 12, “Income Taxes” regarding deferred tax related to assets and liabilities arising from a single transaction

On May 7, 2021, the IASB amended IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that Companies are required to recognise deferred tax on transactions such as leases and decommissioning obligations. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2023. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 16, “Property, Plant and Equipment”

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

These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in process of evaluating the impact of the amendment.

Reference to the Conceptual Framework Amendments to IFRS 3, “Business Combinations”

On May 28, 2020, the International Accounting Standards Board (IASB) issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989 (Framework), with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 (the Conceptual Framework) without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.This amendment is applicable for annual period beginning on or after January 1, 2022 although early adoption is permitted. These amendments are applicable on the Group for annual reporting periods beginning on April 1, 2022. The Group is in the process of evaluating the impact of the amendment.

IFRS 9 “Financial Instruments”: Fees in the ‘10 per cent’ test for derecognition of financial liabilities

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Customers are entitled to loyalty points on certain transactions that can be redeemed for future qualifying transactions. The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a quarterly basis and any adjustments to the contract liability balance are charged against revenue. Also refer to Note 35.

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

The costs of post retirement benefit obligation under the Gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Also refer to Note 34 for assumptions and sensitivities.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air Ticketing: Through internet, mobile based platform and call-centers, the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of booking of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.
2.	Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.
3.	Other services primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.
4.	Other operations primarily include the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Until June 30, 2021, for internal reporting purposes, Other Services was included under “Others”. Effective July 1, 2021, the Company has changed the composition of its operating segments which has resulted in “Other Services” segment now being reported as one of the reportable segments. Following this change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

Information about Reportable Segments:

	Air Ticketing			Hotels and Packages			Other Services			Others
	March 31			March 31			March 31			March 31			Total
Particulars	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022

Segment revenue	3,957,989	1,487,465	2,211,074	3,707,534	372,806	758,435	86,121	47,178	161,504	994,081	173,406	171,984	8,745,725	2,080,855	3,302,997
Service cost	-	-	-	(2,922,929)	(22,276)	(159,284)	-	-	-	-	-	-	(2,922,929)	(22,276)	(159,284)
Segment results	3,957,989	1,487,465	2,211,074	784,605	350,530	599,151	86,121	47,178	161,504	994,081	173,406	171,984	5,822,796	2,058,579	3,143,713

Other income													159,631	132,045	158,648
Unallocated expenses													(5,719,113)	(2,646,401)	(3,352,962)
Operating loss (before depreciation, amortization, impairment of goodwill and impairment of loan to joint venture)													263,314	(455,777)	(50,601)
Finance cost													(193,287)	(117,252)	(100,453)
Depreciation and amortization													(666,369)	(749,480)	(308,153)
Impairment of goodwill													(221,999)	(264,909)	-
Finance income													58,641	81,604	47,816
Share of loss of joint venture													(10,784)	(3,962)	41,616
Change in fair value of warrants gain													94	378,994	32,756
Listing and related expenses													-	-	(55,818)
Impairment of loan to joint venture													-	-	(72,719)
Loss before taxes													(770,390)	(1,130,782)	(465,556)
Tax expense													(69,805)	(64,096)	(16,906)
Loss for the period													(840,195)	(1,194,878)	(482,462)

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Reconciliation of information on Reportable Segments to IFRS measures:

	Air Ticketing			Hotels and Packages			Other Services			Others			Total
	March 31			March 31			March 31			March 31			March 31
Particulars	2,020	2,021	2,022	2,020	2,021	2,022	2,020	2,021	2,022	2,020	2,021	2,022	2,020	2,021	2,022
Segment revenue	3,957,989	1,487,465	2,211,074	3,707,534	372,806	758,435	86,121	47,178	161,504	994,081	173,406	171,984	8,745,725	2,080,855	3,302,997
Less: customer inducement and acquisition costs**	(1,348,471)	(594,426)	(1,060,600)	(105,736)	(199,409)	(237,695)	(32,163)	(15,752)	(15,326)	-	-	-	(1,486,370)	(809,587)	(1,313,621)
Revenue	2,609,518	893,039	1,150,474	3,601,798	173,397	520,740	53,958	31,426	146,178	994,081	173,406	171,984	7,259,355	1,271,268	1,989,376

Unallocated expenses	(5,719,113)	(2,646,401)	(3,352,962)
Less: customer inducement and acquisition costs**	1,486,370	809,587	1,313,621
Unallocated expenses	(4,232,743)	(1,836,814)	(2,039,341)

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

Non-current assets are disclosed based on respective physical location of the assets

	Non Current Assets*
	March 31, 2021	March 31, 2022
India	1,362,703	1,003,868
Others	1,519	98
Total	1,364,222	1,003,966

*	Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Major Customers:

Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

6. Group information

The consolidated financial statements of the Group includes:

Information about group subsidiaries

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2021		March 31, 2022
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	**	100	**
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Limited (formerly known as Yatra Online Private Limited)	Travel & Travel related services	India	98.63	*	98.55	*
Yatra Corporate Hotel Solutions P. Ltd.	Travel & Travel related services	India	98.63	*	98.55	*
TSI Yatra Private Limited	Travel & Travel related services	India	98.63	*	98.55	*
Yatra TG Stays Private Limited	Travel & Travel related services	India	98.63	*	98.55	*
Yatra Hotel Solutions Private Limited	Travel & Travel related services	India	98.63	*	98.55	*
Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)	Travel & Travel related services	India	98.63	*	98.55	*
Travel.Co.In Private Limited (formerly known as Travel.Co.In Limited (TCIL))	Travel & Travel related services	India	98.63	*	98.55	*
Yatra Online Freight Services Private Limited	Freight forwarding services	India	98.63	*/***	98.55	*/***

* Remaining shares of 1.45% (March 31, 2021: 1.37%) are held by the minority shareholder as at March 31, 2022. Refer to note 29.

** Includes 20.93% (March 31, 2021: 21.08%) Class F Shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F Shares in the Company having no economic value and have an exchange right to acquire Ordinary Shares of the Company. During the year ended March 31, 2021, MIHI LLC (Macquarie Group Ltd.), Class F shareholder of Yatra USA Corp has exchanged 1,083,281 Class F Shares with the Ordinary Shares of Yatra Online, Inc. Also, 1,060,781 Class F shares held by MIHI LLC (Macquarie Group Ltd.) in Yatra Online, Inc. have been converted into Ordinary Shares thereof at 0.00001 conversion ratio. During the year ended March 31, 2022, George Brokaw, Class F shareholder of Yatra USA Corp has exchanged 15,000 Class F Shares with the Ordinary Shares of Yatra Online, Inc..Refer to Note 29.

***On August 5, 2020, Yatra Online Freight Services Private Limited was incorporated with principal activity of Freight forwarding services. Yatra Online, Inc. (the “Company”), through its subsidiary, Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) holds all of the outstanding shares of Yatra Online Freight Services Private Limited.

Joint Venture

The group has a 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2021: 50%). For more detail, refer to Note 14.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

	Carrying value		Fair value
	As at March 31,	As at March 31,	As at March 31,	As at March 31,
	2021	2022	2021	2022
Financial assets
Assets carried at amortized cost
Trade and other receivables	870,452	1,934,713	870,452	1,934,713
Cash and cash equivalents	1,711,589	800,282	1,711,589	800,282
Term deposits	552,129	568,264	552,129	568,264
Other financial assets	139,901	120,385	139,901	120,385
Total	3,274,071	3,423,644	3,274,071	3,423,644

Financial liabilities
Liabilities carried at fair value
Share warrants	32,391	-	32,391	-
Total	32,391	-	32,391	-

Liabilities carried at amortized cost
Trade and other payables	2,250,363	2,437,317	2,250,363	2,437,317
Borrowings	131,055	358,580	131,055	358,580
Other liabilities	268,663	566,901	268,663	566,901
Total	2,650,081	3,362,798	2,650,081	3,362,798

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	-	552,129	-	552,129
Other financial assets	-	139,901	-	139,901
Total assets	-	692,030	-	692,030
Liabilities carried at fair value
Warrants	31,955	-	436	32,391
Liabilities carried at amortized cost
Borrowings	-	131,055	-	131,055
Other liabilities	-	268,663	-	268,663
Total Liabilities	31,955	399,718	436	432,109

	March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets for which fair value is disclosed
Term deposits	-	568,264	-	568,264
Other financial assets	-	120,385	-	120,385
Total assets	-	688,649	-	688,649

Liabilities carried at fair value
Warrants	-	-	-	-
Liabilities carried at amortized cost
Borrowings	-	358,580	-	358,580
Other liabilities	-	308,702	-	308,702
Total Liabilities	-	667,282	-	667,282

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2021 and March 31, 2022 as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

A. Financial Instruments measured at fair value:

Warrants	Black- Scholes model: The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility and expected dividend rate.	Expected term: 0.66 years (PY: 1.16 years) Risk free rate : 1.11% (PY 0.08%)	The estimated fair value would increase (decrease) if : ● the expected term were lower/ (higher) ● the risk free rate were lower/ (higher)

Quoted Warrants	Fair market value	-	-

B. Financial Instruments for which fair value is disclosed:

Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.	-

Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

Other liabilities	Discounted cash flows	Prevailing interest rate to discount future cash flows	-

Below is reconciliation of fair value measurements categorized within level 1 & level 3 of the fair value hierarchy

	April 1, 2020	Final Payment	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2021	Charge to profit or loss	Effects of movements in foreign exchange rates	March 31, 2022
Macquarie Corporate Holdings Pty Limited - Ordinary Warrants	2		441	(7)	436	(444)	8	-
Quoted Warrants*	418,264		(379,435)	(6,874)	31,955	(32,312)	357	-
Liability for business acquisition (refer to Note 43)	800,000	(800,000)	-	-	-			-
Total	1,218,266	(800,000)	(378,994)	(6,881)	32,391	(32,756)	365	-

*	On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 Ordinary Shares expired.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

8 Rendering of services

8.1 Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,
	2020	2021	2022
Air Ticketing	2,609,518	893,039	1,150,474
Hotels and Packages	3,601,798	173,397	520,740
Other Services	53,958	31,426	146,178
	6,265,274	1,097,862	1,817,392

8.2 Contract balances

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

	March 31,
	2021	2022
Contract Assets	626	11

Changes in contract assets are as follows:

	March 31,
	2021	2022
Balance at the beginning of the year	-	626
Revenue recognised during the year	626	11
Billed during the year	-	(626)
Balance at the end of the year	626	11

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group’s performance obligations which is classified as “advance from customers”, and consideration allocated to customer loyalty programs and advance received from Global Distribution System (“GDS”) provider for bookings of airline tickets in future which is deferred, and which is classified as “deferred revenue”.

	March 31,
	2021	2022
Advance from customer (refer to Note 38)	537,002	531,526
Deferred revenue (refer to Note 35)	387,049	248,177
Total Contract liabilities	924,051	779,703

As at March 31, 2021, INR 537,002 (March 31, 2020: INR 774,673) of advance consideration received from customers for travel bookings was reported within contract liabilities, INR 238,110 (March 31, 2021: INR 495,432) of which was applied to revenue and INR 12,914 (March 31, 2021: INR 49,088) was refunded to customers during the year ended March 31, 2022. As at March 31, 2022, the related balance was INR 531,526 (March 31, 2021: INR 537,002).

No information is provided about remaining performance obligations at March 31, 2022 and March 31, 2021 that have an original expected duration of one year or less, as allowed by IFRS 15.

9 Other revenue

	March 31,
	2020	2021	2022
Marketing revenue	994,081	173,406	171,984
Total	994,081	173,406	171,984

Primarily comprising advertising revenue and fees for facilitating website access to travel insurance providers.

10 Other income

	March 31,
	2020	2021	2022
Liability no longer required to be paid	38,973	87,925	119,708
Government grant	86,810	7,883	-
Gain on termination/rent concession of leases	27,241	33,238	35,847
Gain on sale of property, plant and equipment (net)	4,842	2,480	1,931
Miscellaneous income	1,765	519	1,162
Total	159,631	132,045	158,648

Government grant includes the Company’s entitlement to receive duty credit scripts as grant under Service Exports from India Scheme (SEIS) from the Government of India on achievement of certain conditions as notified under the scheme. Such scripts can be utilized against the payment of custom duty at the time of import of goods or services to India. Refer to note 27 for more details.

During the year ended March 31, 2020, Government grant includes the Company’s entitlement to receive grant under “Singapore’s Resilience Budget” from the Singapore Government on achievement of certain conditions as notified under the scheme. Refer to note 27 for more details.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Liability no longer required to be paid represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

Gain on termination/ rent concession of leases income include 8,485 (March 31, 2021: INR 22,036) on account of lease concession occurring as a direct consequence of the Covid-19 pandemic.

11 Personnel expenses

	March 31,
	2020	2021	2022
Salaries, wages and other short term employee benefits	1,608,958	635,667	741,639
Contributions to defined contribution plans	86,678	30,301	37,880
Expenses related to defined benefit plans (refer to Note 34)	25,642	14,345	13,878
Share based compensation costs	5,135	77,100	209,557
Employee welfare expenses	50,860	21,502	18,927
Total	1,777,273	778,915	1,021,881

12 Other operating expenses

	March 31,
	2020	2021	2022
Commission	626,468	31,558	113,947
Communication	169,242	119,844	135,004
Legal and professional fees	471,761	309,027	179,353
Outsourcing fees	190,892	21,336	20,304
Payment gateway and other charges	748,714	151,556	256,353
Advances provision (refer to Note 21)	12,364	15,106	5,326
Trade and other receivables provision (refer to Note 26)	93,000	178,342	26,412
Security deposit and other assets provision (refer to Note 27)	-	6,743	-
Duties and taxes	36,486	16,343	12,178
Rent	55,007	9,418	2,330
Repairs and maintenance	78,797	32,169	31,813
Travelling and conveyance	69,930	3,641	12,705
Insurance	50,891	59,428	76,371
Remeasurement of contingent consideration (refer to Note 43)	(390,009)	-	-
Corporate social responsibility (CSR) expense	8,202	2,620	1,950
Miscellaneous expenses	37,516	21,184	19,267
Total	2,259,261	978,315	893,313

13 Depreciation and amortization

	March 31,
	2020	2021	2022
Depreciation	85,509	33,893	14,752
Amortization	502,992	627,651	230,758
Depreciation on right of use assets	77,868	87,936	62,643
Total	666,369	749,480	308,153

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture

The Group entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a Joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

Group contributed during the financial year ended March 31, 2022: Nil (March 31, 2021: Nil and March 31, 2020: 3,500) to maintain its 50% stake in the joint venture company. Both Group and SLA have equal right in management of ANN requiring unanimous decision in board meetings and shareholder’s meetings.

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2021	2022
Current assets, including cash and cash equivalents INR 664 (March 31, 2021: INR 1,624)	4,015	2,212
Non-current assets	7,740	-
Current liabilities	(86,431)	(96,895)
Non-current liabilities	(8,556)	(117)
Equity	(83,232)	(94,800)
Group’s carrying amount of the investment (50%)	(41,616)	(47,400)
Transferred to other liabilities (refer to Note 38)	41,616	-
True-up of carrying value to group share loss*	-	47,400
Net carrying amount of investment	-	-

*	The Group has advanced loan amounting to INR 56,200 to the joint venture. The Group has the right to set off the outstanding loan amount given by it to the joint venture against its obligation to contribute toward losses of the joint venture. As at March 31, 2022, the loan outstanding, including interest thereon, amounts to INR 72,719. The Group, considering the status of recovery of the operations of the joint venture post pandemic, has recorded impairment of the entire amount outstanding as at March 31, 2022 in statement of profit and loss under impairment of loan to joint venture.

The Group’s share of cumulative loss of the Joint venture in excess of the carrying value of the investment till March 31, 2022, is INR 47,400 is lower than the loan given to the joint venture of INR 72,719, which is fully impaired.

Post impairment of loan, considering that the Group has the right to set off the loan already given to the joint venture with its obligation to contribute towards the losses, the Group has trued-up its obligation to contribute towards the losses of the joint venture as at March 31, 2022, resulting in reversal of INR 47,400 for the year ended March 31, 2022.

Share of loss of joint venture recognised on the face of the statement of profit or loss for the year ended March 31, 2022, comprises the net impact of the reversal of INR 47,400 and Group’s share of loss of INR 5,784.

Summarized statement of profit or loss of ANN:

	March 31,
	2020	2021	2022

Revenue	8,688	13,649	4,999
Other operating expenses, including depreciation INR 86 (March 31, 2021: INR 1,663 and March 31, 2020: INR 96)	(25,322)	(12,245)	(7,656)
Finance cost	(4,934)	(9,328)	(8,911)
Loss before tax	(21,568)	(7,924)	(11,568)
Income tax expense	-	-	-
Loss for the year	(21,568)	(7,924)	(11,568)
Group’s share of loss for the year**	(10,784)	(3,962)	(5,784)

The joint venture had contingent liabilities as at March 31, 2022: 4,458 (March 31, 2021 : 4,278). The joint venture had no capital commitments as at March 31, 2022 and as at March 31, 2021. ANN can’t distribute its profits without the consent from the two venture partners.

**	Both Group and SLA have an obligation to contribute equally towards the losses of the joint venture, in excess of their respective investments. Accordingly, the Group has recognised its share of such losses for determining the Group’s cumulative obligation to contribute towards the losses.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

15 Finance income

	March 31,
	2020	2021	2022
Interest income on :
- Bank deposits recognised at amortised cost	22,594	46,236	25,804
- Others*	26,502	32,529	10,365
Foreign exchange gain (net)	4,322	58	8,346
Unwinding of other financial assets	5,223	2,781	3,301
Total	58,641	81,604	47,816

*	Interest income on others include interest income on loan given to joint venture of INR 4,240 (March 31, 2021: INR 7,206 and March 31, 2020: INR 4,810).

16 Finance cost

	March 31,
	2020	2021	2022
Bank charges	27,154	10,436	5,546
Foreign exchange loss (net)	-	11,584	-
Interest on borrowings recognised at amortised cost	106,328	18,909	6,946
Interest on lease liabilities	56,394	72,033	43,871
Unwinding of other financial liabilities	3,411	4,290	44,090
Total	193,287	117,252	100,453

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

17. Income taxes

Loss for the year before income taxes are as follows:

	March 31,
	2020	2021	2022
Domestic	(316,792)	64,737	(145,363)
Foreign operations	(453,598)	(1,195,519)	(320,193)
Total	(770,390)	(1,130,782)	(465,556)

The major components of income tax expense for the years ended March 31, 2020, 2021 and 2022 are:

	March 31,
	2020	2021	2022
Current Period	46,924	8,680	14,478
Current income tax expenses	46,924	8,680	14,478

Origination and reversal of temporary differences	22,881	55,416	2,428
Current year losses for which deferred tax is recognised	-	-	-
Deferred tax (benefit)/ expense	22,881	55,416	2,428
Total income tax expenses as reported in statement of profit or loss	69,805	64,096	16,906

Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2020	2021	2022
Loss for the year	(840,195)	(1,194,878)	(482,462)
Income tax expense/(reversal)	69,805	64,096	16,906
Loss before income taxes	(770,390)	(1,130,782)	(465,556)
Expected tax expense at statutory income tax rate	(37,172)	(193,762)	(1,05,537)
Non-deductible expenses	(118,005)	2,307	17,024
Utilization of previously unrecognised tax losses	-	(1,181)	(13,134)
Current year losses for which no deferred tax asset was recognized	167,129	159,102	174,746
Recognition of previously unrecognised tax losses	17,696	-	-
Reversal of deferred tax assets recognised in earlier years	-	77,636	-
Change in unrecognised temporary differences	27,000	17,297	(58,979)
Effect of change in tax rate	10,339	-	-
Others	2,818	2,697	2,786
	69,805	64,096	16,906

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

The domicile of the Parent Company is Cayman Islands. The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 25.17% to 31.20% (March 31, 2021: 25.17% to 31.20% and March 31, 2020: 25.17% to 31.20%) in India and 17% (March 31, 2021: 17% and March 31, 2020: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

18. Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders (after adjusting for loss attributable to convertible Swap shares of non-controlling interest) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2020	2021	2022
Loss attributable to ordinary shareholders - Basic	(833,808)	(1,177,343)	(477,850)
Weighted average number of ordinary shares outstanding used in computing basic/diluted loss per share	46,477,249	57,771,701	62,352,494
Basic loss per share	(17.94)	(20.38)	(7.66)

The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2020	2021	2022
Loss attributable to ordinary shareholders-Basic	(833,808)	(1,177,343)	(477,850)
Add: Loss attributable to non-controlling interest	-	(17,535)	-
Loss attributable to ordinary shareholders-Dilutive	(833,808)	(1,194,878)	(477,850)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	46,477,249	58,514,103	62,352,494

Diluted loss per share	(17.94)	(20.42)	(7.66)

Refer to Note 29 for the detailed movement in share capital during the financial year.

Loss attributable to shareholders is allocated equally for each class of share.

At March 31, 2022, 2,025,975 ordinary shares (March 31, 2021: 709,585 and March 31, 2020: 5,258), issuable against employee share options and restricted share, Nil ordinary shares (March 31, 2021: NIL and March 31, 2020: 742,402) issuable against conversion right with subsidiary’s equity shares (refer to note 29), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

For calculation of diluted EPS, since the exercise price of share warrants is greater than fair market value, these are assumed to be out of money and considered not to be exercisable as on balance sheet date. These potential ordinary shares are not considered for calculation of dilutive impact of earning per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
Gross block
At April 1, 2020	2,150	338,731	7,375	71,278	36,211	455,745
Additions	200	-	10	-	82	292
Disposals/adjustment	(2,193)	(283)	(5,114)	(11,118)	(7,526)	(26,234)
Effects of movements in foreign exchange rates	44	15	13	-	18	90
At March 31, 2021	201	338,463	2,284	60,160	28,785	429,893
Additions	-	5,713	-	7,013	41	12,767
Disposals/adjustment	-	(17,987)	(120)	(12,736)	(1,822)	(32,665)
Effects of movements in foreign exchange rates	6	18	18	-	15	57
At March 31, 2022	207	326,207	2,182	54,437	27,019	410,052

Depreciation
At April 1, 2020	2,149	312,863	4,805	46,079	27,286	393,182
Charge for the year	76	19,706	1,226	9,230	3,655	33,893
Disposals/adjustment	(2,193)	(13)	(4,138)	(8,394)	(6,873)	(21,611)
Effects of movements in foreign exchange rates	44	13	12	-	15	84
At March 31, 2021	76	332,569	1,905	46,915	24,083	405,548
Charge for the year	76	5,688	136	6,588	2,264	14,752
Disposals/adjustment	-	(17,987)	(120)	(12,370)	(1,822)	(32,299)
Effects of movements in foreign exchange rates	4	18	18	-	14	54
At March 31, 2022	156	320,288	1,939	41,133	24,539	388,055

Net block
At March 31, 2021	125	5,894	379	13,245	4,702	24,345
At March 31, 2022	51	5,919	243	13,304	2,480	21,997

The Group has taken bank guarantee facility against which property, plant and equipment of a subsidiary of the Group amounting to INR Nil (March 31, 2021: INR 276,203) are pledged.

The carrying value of vehicles held under vehicle loan have a gross book value of INR 27,518 (March 31, 2021: INR 31,963), depreciation charge for the year of INR 4,630 (March 31, 2021: INR 6,406), accumulated depreciation of INR 14,224 (March 31, 2021: INR 18,866), net book value of INR 13,294 (March 31, 2021: INR 13,097). Vehicles are pledged as security against the related vehicle loan.

In the statement of cash flows, proceeds from vehicle loan of INR 5,161 (March 31, 2021: Nil and March 31, 2020: INR 1,075) has been adjusted against purchase of property, plant and equipment.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development #	Total
Gross block
At April 1, 2020	2,276,915	59,209	222,169	140,336	22,171	271,329	1,015,099	51,920	4,059,148
Additions	111,707	-	-	-	-	-	-	86,590	198,297
Disposals/adjustment	(21,692)	-	-	-	-	-	-	(121,432)	(143,124)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-	-
At March 31, 2021	2,366,930	59,209	222,169	140,336	22,171	271,329	1,015,099	17,078	4,114,321
Additions	72,655	-	-	-	-	-	-	92,089	164,744
Disposals/adjustment	(110)	-	-	-	-	-	-	(71,763)	(71,873)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-	-
At March 31, 2022	2,439,475	59,209	222,169	140,336	22,171	271,329	1,015,099	37,404	4,207,192

Amortization and Impairment
At April 1, 2020	1,742,389	57,436	183,701	25,592	15,956	109,382	221,999	-	2,356,455
Charge for the year*	372,450	1,287	17,097	69,849	5,021	13,937	-	-	479,641
Disposals	(24,456)	(275)	-	-	-	-	-	-	(24,731)
Impairment of intangible assets**	-	-	-	-	-	148,010	-	-	148,010
Impairment of goodwill	-	-	-	-	-	-	264,909	-	264,909
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-	-
At March 31, 2021	2,090,383	58,448	200,798	95,441	20,977	271,329	486,908	-	3,224,284
Charge for the year	203,499	761	17,097	8,979	422	-	-		230,758
Disposals	(110)	-	-	-	-	-	-	-	(110)
Impairment of goodwill	-	-	-	-	-	-	-	-	-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-	-
At March 31, 2022	2,293,772	59,209	217,895	104,420	21,399	271,329	486,908	-	3,454,932

Net block
At March 31, 2021	276,547	761	21,371	44,895	1,194	-	528,191	17,078	890,037
At March 31, 2022	145,703	-	4,274	35,916	772	-	528,191	37,404	752,260

The Group has taken bank guarantee facility against which Computer software and Websites & intellectual property rights of a subsidiary of the Group amounting to Nil (March 31, 2021: INR 276,203) are pledged.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

	March 31,
	2021	2022
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited*	219,163	219,163
Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) (refer to Note 43)**	205,358	205,358
Total	528,191	528,191

*	The recoverable amount of the CGU as at March 31, 2022, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the increase in demand for products and services. The pre-tax discount rate applied to cash flow projections is 20.12% and cash flows beyond the five-year period are extrapolated using a 5% growth rate that is the same as the long-term average growth rate for the hotel industry. Basis this, it was concluded that the fair value less costs of disposal exceed the value in use. As a result of this analysis, management has recognised an impairment charge of NIL (March 31, 2021: INR 108,834) in the current year against goodwill. The impairment charge is recorded in the statement of profit or loss.

**	The recoverable amount of the CGU as at March 31, 2022, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the decreased demand for products and services. The pre-tax discount rate applied to cash flow projections is 18.77% and cash flows beyond the five-year period are extrapolated using a 5% growth rate that is the same as the long-term average growth rate for the air and hotel industry. Basis this, it was concluded that the fair value less costs of disposal exceed the value in use. As a result of this analysis, management has recognised an impairment charge of Nil (March 31, 2021: 102,162) in the current year against goodwill. The impairment charge is recorded in the statement of profit or loss.

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

The key assumptions used in value in use calculations:

	March 31,
	2021	2022
Discount rate	17.41%-19.40%	18.77%-20.1%
Terminal Value growth rate	5.0%	5.0%
EBITDA margin over next 5 years ( March 31, 2021 : 5 years)	(21.9)%-27.5%	7.5%-25%

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

For the year ended March 31, 2022, an analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions in TSI Yatra Private Limited, Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited” and “Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)”, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

For the year ended March 31, 2021, following the impairment loss recognised in “Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited” and “Yatra for Business Private Limited” CGUs, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment. Further, an analysis of the calculation’s sensitivity to a change in the key parameters (revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, in TSI Yatra Private Limited, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

21 Prepayments and other assets

	March 31,
	2021	2022
Current
Advance to vendors (net of allowance)	439,986	451,217
Advance to joint venture (refer to note 42)	53,700	-
Balance with statutory authorities	50,931	39,906
Prepaid expenses	70,347	112,899
Due from employees	1,429	3,709
Total	616,393	607,731

Non-current
Prepaid expenses	4,080	922
Defined benefit plan asset (refer to Note 34)	126	-
	4,206	922

Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

The movement in the allowance for doubtful advances:

	March 31,
	2021	2022
Balance at the beginning of the year	24,534	19,941
Provisions accrued during the year	15,106	5,326
Amount written off during the year	(14,097)	(2,300)
Provision moved to provision on trade receivables (refer note 26)	(5,602)	-
Balance at the end of the year	19,941	22,967

22 Other financial assets, Non-current

	March 31,
	2021	2022
Security deposits	23,838	48,320
Total	23,838	48,320

Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2022, remaining tenure for security deposits ranges from 1 to 7 years.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

23 Term deposits

	March 31,
	2021	2022
Fixed deposits with banks	552,129	568,264
Total	552,129	568,264
Non-current	21,346	-
Current	530,783	568,264
Total	552,129	568,264

Term deposits as on March 31, 2022, include INR 486,134 (March 31, 2021: INR 517,470) pledged with banks against bank guarantees and credit card facility (Refer to Note 32). Tenure for term deposits range from 1 month to 2 years.

24 Other non=financial assets

	March 31,
	2021	2022
Restricted asset	223,618	216,231
Total	223,618	216,231
Non-current	223,618	216,231
Total	223,618	216,231

Restricted asset include INR 189,267 (March 31, 2021: 189,267) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, INR 1,081 (March 31, 2021: 8,468) in respect of refund claim application with the service tax authorities, INR 25,000 (March 31, 2021: INR 25,000) paid in relation to an investigation initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India and INR 883 (March 31, 2021: 883) in respect of amount paid under protest to Goods and Services Tax (GST) department. The service tax and GST amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

25. Deferred Tax

Unrecognised Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items :

	As at March 31,
Particulars	2021	2022
Deductible temporary differences	377,756	364,322
Tax loss carry forward and unabsorbed depreciation	3,311,382	3,065,233
Total	3,689,138	3,429,555

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 1,218,983 (March 31, 2021: 1,355,564) and tax losses of INR 7,836,815 (March 31, 2021: 8,851,184) and unabsorbed depreciation of INR 2,344,538 (March 31, 2021: 2,160,477), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2030 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognised Deferred Tax Assets and Liabilities

	For the Year Ended March 31,
	2021	2022
Deferred tax assets are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	5,635	3,596
Trade and other receivables	4,656	2,281
Employee benefits	2,531	3,009
Provision for expenses	1,459	25
Loss available for offsetting against future taxable income	-	42
Deferred tax asset	14,281	8,953
OCI gratuity	1,117	1,043
Total deferred tax asset (A)	15,398	9,996
Deferred tax liabilities are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	(14,413)	(11,513)
Total deferred tax liability (B)	(14,413)	(11,513)

Net deferred tax asset (A-B)	985	(1,517)

Particulars	Balance as on March, 31 2021	Recognised in profit or loss	Recognised in other comprehensive income	Balance as on March, 31 2022
Property, plant and equipment, intangible assets, and ROU assets	(8,778)	861	-	(7,917)
Trade and other receivables	4,656	(2,375)	-	2,281
Employee benefit	2,531	478	-	3,009
Provision for expenses	1,459	(1,434)	-	25
OCI gratuity	1,117	-	(74)	1,043
Loss available for offsetting against future taxable income	-	42	-	42
Deferred tax assets	985	(2,428)	(74)	(1,517)

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

26 Trade and other receivables

	March 31,
	2021	2022
Trade receivables (net of allowance)	772,769	1,897,590
Receivables from joint venture (refer to note 42)	15,418	-
Receivable from other related parties (refer to note 42)	3,317	-
Refund and other receivable (net of allowance)	78,322	37,112
Total	869,826	1,934,702
Contract Assets (refer to note 8)	626	11
	626	11
Total	870,452	1,934,713

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

The movement in the allowance for expected credit loss and amounts impaired in respect of trade, refund & other receivables and contract assets during the year was as follows:

	March 31,
	2021	2022
Balance at the beginning of the year	554,726	687,511
Provisions accrued during the year*	178,342	26,412
Amount written off during the year	(54,486)	(421,693)
Provision moved from allowance for doubtful advances (refer note 21)	5,602	-
Effect of movement in exchange rate	3,327	2,095
Balance at the end of the year	687,511	294,325

*	includes amount of INR 3,837 (March 31, 2021: INR Nil) provision for trade receivable from joint venture.

27 Other financial assets, current

	March 31,
	2021	2022
Interest accrued on term deposits	1,691	962
Security deposits (net of allowance)	14,897	12,800
Loans to joint venture (net of allowance) ( refer to note 42)	-	-
Others (includes Government Grant)	98,046	54,594
Total	114,634	68,356

Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2022, remaining tenure for security deposits ranges from 0.5 to 7 years.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

In the statement of cash flows, interest reinvested in term deposits INR 5,547 (March 31, 2021: 13,452) has been adjusted against interest received under investing activities.

The movement in the allowance for doubtful other financial assets:	March 31,
	2021	2022
Balance at the beginning of the year	-	5,414
Provisions accrued during the year*	6,743	72,719
Amount written off during the year	(1,329)	-
Balance at the end of the year	5,414	78,133

*	includes amount of INR 72,719 (March 31, 2021: INR Nil) provision for impairment on loans to joint venture (refer note 14).

The movement in the Government Grant during the year was as follows:

	March 31,
	2021	2022
At 1 April	218,843	98,046
Recorded/ (true up) in statement of profit or loss	7,883	(14,631)
Received during the year	(128,735)	(28,821)
Effect of movement in exchange rate	55	-
At 31 March	98,046	54,594

There are no unfulfilled conditions or contingencies attached to these grants.

28 Cash and cash equivalents

	March 31,
	2021	2022
Cash on hand	472	255
Credit card collection in hand	76,193	167,837
Balances with bank	1,634,924	632,190
Total	1,711,589	800,282

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

At March 31, 2022, the Group had available INR 99,051 (March 31, 2021: INR 5,226) of undrawn borrowing facilities.

29. Equity share capital and share premium

	March 31,
Authorized shares	2021	2022
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.006 ($ 0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.006 ($ 0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.006 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.006 ($ .0001) each	10,000,000	10,000,000
	523,159,375	523,159,375

There is no change in the authorized share capital of the parent company during the financial year ending March 31, 2022

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2020	45,641,629	714	18,889,154
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	2,109,994	15	578,803
Issue of ordinary shares in follow-on public offering, net of issuance costs*	14,375,000	109	772,098
Balance as at March 31, 2021	62,126,623	838	20,240,055

Balance as at April 1, 2021	62,126,623	838	20,240,055
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	459,213	4	46,419
Balance as at March 31, 2022	62,585,836	842	20,286,474

*	On June 17, 2020, the Parent Company completed a follow-on public offering in which the Parent Company offered and sold an aggregate of 14,375,000 ordinary shares, including 1,875,000 ordinary shares sold pursuant to the underwriters’ full exercise of their option to purchase additional shares, at a public offering price of INR 60.52 (USD 0.80) per share and INR 55.98 (USD 0.74) per share to underwriters. The aggregate price of the offering amount registered and sold was INR 861,464 (USD 11,388) of which we received net proceeds of INR 772,207 (USD 10,208). The Parent Company incurred expenses of INR 89,257 (USD 1,180) including the underwriters’ commission expense amounting INR 56,738 (USD 750), for the issuance of the shares which has been adjusted against the share premium. The amount in USD is converted at transaction date exchange rate of 75.65 INR per USD.

Terms/ rights attached to Ordinary Shares

The Parent Company has three class of ordinary shares outstanding, which entitles the holders with the following rights:

Ordinary shares

A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Ordinary shares Class A

Class A shares have identical rights to the Parent Company ordinary shares, except the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders’ meeting convened in accordance with the Parent Company Articles of Association.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Ordinary shares Class F

Class F shares shall have the right to receive notice of, attend at and vote as a member at any general meeting of shareholders, but shall have no other rights.

In the event of liquidation of the Parent Company, the holders of Ordinary and Class A ordinary shares are entitled to receive remaining assets of the Parent Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

Shares reserved for issuance against equity instruments

The Parent Company reserved 1,844 shares (March 31, 2021 - 1,844, March 31, 2020- 1,844) for issuance at exercise price of INR 75.87 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32, refer to Note 30.1.

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Parent Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

Yatra Online, Inc. (the Parent Company) and Yatra Online Limited (Yatra India), entered into share subscription cum shareholders’ agreement dated May 7, 2014, and share subscription cum shareholders’ agreement dated April 29, 2015 (together referred to as SHA), with IL&FS Trust Company Limited, Now, Vistra ITCL(India) Limited (in its capacity as a trustee for Pandara Trust –Scheme I(“Pandara Trust”)) and Capital18 Fincap Private Limited, now Network18 Media and Investments Limited(“Capital18”/”NW18”), (collectively the “Investors”).

Pursuant to SHA, NW18 and Pandara Trust, were entitled to swap their Equity Shares into 569,768 (March 31, 2021: 569,768) and 172,634 (March 31, 2021: 172,634) Ordinary Shares of the Parent Entity, respectively.

Pursuant to the Waiver and Termination Agreement dated March 23, 2022 (“SHA Amendment Agreement”), the NW18 and Pandara Trust, have inter alia agreed to waive their swap rights contained under the SHA.

Further, the parties to SHA Amendment Agreement have agreed, that said Amendment Agreement shall ipso facto terminate, without any further acts of the parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates:

(a) the date on which the Equity Shares of Yatra India are allotted pursuant to the Offer (as defined under the SHA Amendment Agreement) ; or

(b) if the bid/offer opening date in the Offer does not occur prior to September 30, 2023 or such other date as mutually agreed in writing between Parties; or

(c) the date on which the Board of the Yatra India decides not to undertake the Offer.

For details of shares reserved for issuance under the warrant agreement with Innoven, a non banking finance company and Macquarie Corporate Holding Pty Limited, refer to Note 32.

Treasury shares
	Numbers of Shares	Amount
Balance as at April 1, 2020	999	11,219
Exercise of options	-	-
Balance as at March 31, 2021	999	11,219

Balance as at April 1, 2021	999	11,219
Exercise of options	-	-
Balance as at March 31, 2022	999	11,219

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve

	Share-based payments	Equity Instruments	Warrant ( Refer Note 36 )	Total
April 1, 2020	665,696	341	23,258	689,295
Share-based payments expense during the year	79,721	-	-	79,721
Exercised during the year	(578,818)	-	-	(578,818)
Forfeited during the year	(2,622)	-	-	(2,622)
Expired during the year	(65,468)	-	-	(65,468)
March 31, 2021	98,510	341	23,258	122,109
Share-based payments expense during the year	209,557	-	-	209,557
Exercised during the year	(46,423)	-	-	(46,423)
Forfeited during the year	(440)	-	-	(440)
Expired during the year	(21,272)	-	-	(21,272)
March 31, 2022	239,932	341	23,258	263,531

30.1 Equity instruments

The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 75.87 ($ 1). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

The Parent Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2022 (1,316,765 ordinary shares as at March 31, 2021) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Parent Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the “Plan”). Out of such reserved shares, options to purchase 204,777 ordinary shares have been granted and are outstanding as at March 31, 2022 (March 31, 2021: 219,986 ordinary shares).

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

The Parent Company estimates the expected term of stock grants equivalent to its vesting period. The Parent Company has used the volatility of stocks of comparative companies with estimated life of options similar to its grants. The risk-free interest rate that is used in the option valuation model is based on U.S. treasury zero coupon bonds with a remaining term similar to the expected term of the options. The Parent Company does not anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero in the option valuation model. The Parent Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. All stock-based payment awards are amortized on a graded-vesting basis over the requisite service periods of the awards, which are generally the vesting periods.

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2021		2022
	No. of shares	Weighted average EP per share	No. of shares	Weighted average EP per share
Number of options outstanding at the beginning of the year	458,912	328.12	219,986	318.33
Granted during the year	-	-	-	-
Forfeited during the year	238,926	317.79	-	-
Expired during the year	-	-	15,762	351.37
Exercised during the year	-	-	-	-
Number of options outstanding at the end of the year	219,986	318.33	204,224	329.23

Vested/exercisable	219,986	318.33	204,224	329.23

The weighted average remaining contractual life for the share options outstanding as at March 31, 2022 was 2.33 years (March 31, 2021: 3.29 years).

The range of exercise prices for options outstanding at the end of the year was INR 329.23 to INR 411.54 (March 31, 2021: INR 317.38 to INR 396.73).

During the year ended March 31, 2022, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR Nil (March 31, 2021: INR Nil and March 31, 2020: INR Nil).

The Parent Company did not grant any options during the fiscal year ended March 31, 2022 and March 31, 2021.

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Parent Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Parent Company shareholders approved the 2016 Plan. The 2016 Plan enables the Parent Company to make equity-based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Parent Company has reserved for issuance 7,754,936 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2022, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

During the year ended March 31, 2022, the Parent Company pursuant to the “2016 Plan”, options to purchase Nil (March 31, 2021: 466,100) ordinary shares have been granted and 407,323 (March 31, 2021: 681,227) are outstanding as at March 31, 2022.

The share-based payment awards have the following vesting period under the same plan:-

1) 197,749 share options will vest over a period of four years in equal quarterly installments, with first such vesting on February 1, 2018 equivalent to 1/16th of the total number of stock options and with the last such vesting on November 1, 2021

2) 140,000 share options will vest over a period of two years in equal monthly installments commencing from first vesting on March 1, 2018 equivalent to 1/24th of the total number of stock options, with the last such vesting on February 1, 2020

3) 21,769 share options will vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to 1/16th of the total number of stock options, with the last such vesting on June 1, 2022

4) 7,500 share options will vest over a period of one year in equal monthly installments commencing from first vesting on January 31, 2019 equivalent to 1/12th of the total number of stock options, with the last such vesting on December 31, 2019

5) 466,100 share options will vest over a period of four years in equal quarterly installments, with first such vesting on January 1, 2021 equivalent to 1/16th of the total number of stock options and with the last such vesting on October 01, 2024

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2021		March 31, 2022
	No. of shares	Weighted average EP per share	No. of shares	Weighted average EP per share
Number of options outstanding at the beginning of the year	235,247	640.98	681,227	293.23
Granted during the year	466,100	146.28	-	-
Forfeited during the year	6,420	731.40	115,257	154.20
Expired during the year	13,700	731.40	158,647	560.80
Number of options outstanding at the end of the year	681,227	293.23	407,323	246.66

Vested/exercisable	231,250	547.43	191,988	352.82

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

The weighted average remaining contractual life for the share options outstanding as at March 31, 2022 was 6.18 years (March 31, 2021: 5.98).

The range of exercise prices for options outstanding at the end of the year was INR 151.74 to INR 758.70 ( March 31, 2021: INR 146.28 to INR 731.40).

During the year ended March 31, 2022, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR 11,192 (March 31, 2021: 10,987 and March 31, 2020: 2,309).

The following tables list the inputs to the model used for the years then ended:-

	March 31, 2021	March 31, 2022
Weighted average Fair value of ordinary share at the measurement date (USD)	1.96	-
Risk–free interest rate (%)	0.44%	-
Expected volatility (%)	74.58%	-
Expected life of share options	5.06	-
Dividend Yield	0.00%	-
Model used	Black-Scholes Valuation	-

The expected life of share options has been taken as mid-point between first and last available exercise date.

The expected volatility reflects the assumption based on historical volatility on the share prices of similar entities over a period.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Restricted Stock Unit Plan (RSU) and Performance Stock Units (PSU) “2016 Plan”

The Parent Company pursuant to the “2016 Plan” had approved a grant of 2,093,188 RSUs and PSU’s (March 31, 2021: 2,417,338) and 2,762,509 are outstanding as at March 31, 2022 (March 31, 2021: 1,222,271).

The stock units have the following vesting period:-

1. 7,277 RSUs granted, these RSUs would vest over a period of four years in equal quarterly installments, vesting period of which will commence from July 01, 2017 with first such vesting on September 30, 2017 equivalent to one-sixteenth of these RSAs and with the last vesting to be done on or before June 30, 2021.

2. 20,000 RSUs granted, these RSUs would vest over a period of time with first such vesting commencing from February 1, 2018 equivalent to 1/10th of the RSUs and rest of the RSUs vesting subsequently, in equal lots of 1/12th of such RSUs, at the end of every quarter commencing from February 1, 2018, with the last one twelfth vesting on February 1, 2021.

3. 479,336 RSUs granted, these RSUs would vest over a period of one year in equal quarterly installments with first such vesting commencing from April 1, 2018 equivalent to 1/4th of these RSUs and with the last vesting effectuating on January 1, 2019.

4. 5,000 RSUs granted, vesting of these RSAs would commence from April 1, 2018 with first vesting equivalent to 1/4th of the Balance RSAs for the employee and 1/16th getting vested at the end of each subsequent quarters till April 1, 2021

5. 687,857 RSUs granted, vesting of these RSUs would commence from July 1, 2020 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on June 30, 2024.

6. 1,609,934 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $1.80 to$10.00.

7. 692,000 RSUs granted, vesting of these RSUs would commence from June 4, 2021 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2025. Out of these 29,793 RSUs have been considered vested on grant date.

8. 1,280,154 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

9. 121,034 RSUs granted to directors on quarterly basis in lieu of compensation for the financial year ended March 31, 2022. During the Financial Year 2021, 119,547 RSUs granted to directors in lieu of compensation with first vesting equivalent of 3/4th on December 31, 2020 and remaining 1/4th on March 31, 2021.

	March 31, 2021	March 31, 2022
	No. of shares	No. of shares
Number of RSU/PSU’s outstanding at the beginning of the year	271,780	1,222,271
Granted during the year	2,417,338	2,093,188
Forfeited during the year	-	-
Expired during the year	-	93,737
Vested/exercised during the year	1,466,847	459,213
Number of RSU/PSU’s outstanding at the end of the year	1,222,271	2,762,509
Vested/exercisable and not exercised	-	-

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2022 was 2.24 years (March 31, 2021: 2.45).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2021: Nil).

During the year ended March 31, 2022, share based compensation cost for these RSU’s is recognized under personnel expenses amounting to INR 198,366 (March 31, 2021: 66,113 and March 31, 2020: 2,826). Refer to Note 11.

The following tables list the inputs to the model used for the years then ended

	31-Mar-21		31-Mar-22
	PSU’s	RSU’s	PSU’s	RSU’s
Weighted average Fair value of ordinary share at the measurement date (USD)	0.77	0.77-1.15	2.12	2.12
Risk-free interest rate (%)	4.83%	3.63%-4.83%	0.61%	0.61%
Expected volatility (%)	54.92%	54.92%	56.27%	56.27%
Expected life	4 years	1 to 4 years	4 years	4 years
Dividend Yield	0%	0%	0%	0%
Model used	Monte Carlo Simulation	Black-Scholes Valuation	Monte Carlo Simulation	Black-Scholes Valuation

The expected life of RSU’s and PSU’s options has been taken as the vesting period.

The expected volatility reflects the assumption based on median of historical volatility on the share prices of the similar entities over a period.

31. Components of Other Comprehensive Loss

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive loss attributable to the Company.

	March 31,
	2020	2021	2022
Actuarial (loss)/ gain on defined benefit plan:
Actuarial (loss)/ gain on obligation	25,396	2,009	(321)
Income tax expense	(881)	215	74
Total	24,515	2,224	(247)

Foreign currency translation:
Foreign currency translation differences	(28,658)	(4,552)	(5,640)
Balance at the end of period	(28,658)	(4,552)	(5,640)

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings

		March 31,
	Term	2021	2022
Current
Vehicle loan	Less than 1 year	3,754	2,977
Factoring	Less than 1 year	124,124	351,399
Total		127,878	354,376

Non-Current
Vehicle loan	More than 1 year	3,177	4,204
Total		3,177	4,204

					Carrying amount
	Currency	Interest Rate		Year of Maturity	March 31,
					2021	2022
Vehicle loan	INR	7.25 to 9.50%		2021-2027	6,931	7,181
Factoring	INR	Floating rate	*	On demand	124,124	351,399
					131,055	358,580

*	3M MCLR + 1% spread

Bank overdrafts

The overdraft facility of INR 450 (March 31, 2021: INR 450) is taken from the Canara bank by the Group. The facility is secured by the fixed deposits.

Factoring

This facility of INR 450,000 (March 31, 2021: INR 600,000) is taken from ICICI bank by the Group. The facility is fully secured against the fixed deposits. For the previous year, this facility was secured by the fixed deposits and first pari passu charges by way of hypothecation of all fixed assets and current assets (excluding one customer account), both existing and future, including intellectual property and intellectual property rights. As on March 31, 2022, the Company has utilised INR Nil (March 31, 2021: INR 72,600) out of the above facility for issuance of bank guarantees for “International Air Transport Association”

Vehicle Loan

This includes the vehicles taken on loan by the company. Refer to Note 19.

33 Trade and other payables

	March 31,
	2021	2022
Trade payables	9,12,929	13,06,204
Accrued expenses	2,40,809	2,95,067
Related parties (refer to Note 42)	7,959	-
Refund and other payables	10,88,666	8,36,046
Total	22,50,363	24,37,317
Current	22,15,425	23,94,712
Non-current	34,938	42,605
Total	22,50,363	24,37,317

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Non-current portion pertains to the expenditure incurred towards advertisements made as per the advertisements contract entered with BCCL (refer note 39)

For explanations on the Group’s liquidity risk management processes, refer to Note 40

34. Employment benefit plan

	March 31,
	2021	2022
Defined benefit obligation	70,513	69,729
Liability for compensated absences	36,384	33,224
Total liability	1,06,897	1,02,953

Defined benefit plan asset (refer to note 21)	126	-
Total asset	126	-

Net Unfunded liability	70,387	69,729

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

Movement in obligation

	March 31,
	2021	2022
Present value of obligation at beginning of year	99,877	82,330
Interest cost	4,876	3,889
Current service cost	10,806	10,639
Past service cost	-	-
Actuarial loss on obligation
-economic assumptions	646	-
-demographic assumptions	-	(719)
-experience assumptions	(2,955)	1,103
Benefits paid	(30,920)	(17,648)
Present value of obligation at closing of year	82,330	79,594

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

Movement in plan assets*

	March 31,
	2021	2022
Fair value of plan assets at beginning of the year	23,055	11,943
Employer contributions	37	-
Benefits paid	(12,186)	(2,791)
Earning on assets	1,337	651
Actuarial (gain)/loss on plan assets	(300)	62
Fair value of plan assets at end of the year	11,943	9,865

*	plan assets represents investment made by the Company in LIC funds

Unfunded liability

	March 31,
	2021	2022
Current	18,376	35,621
Non-current	52,137	34,108
Unfunded liability recognized in statement of financial position	70,513	69,729

Funded asset
Prepayment and other assets - Non-Current	126	0
	126	0

Components of cost recognized in profit or loss

	March 31,
	2020	2021	2022
Current service cost	19,887	10,806	10,639
Net interest cost	5,755	3,539	3,239
	25,642	14,345	13,878

Amount recognised in other comprehensive income

	March 31,
	2020	2021	2022
Actuarial loss/ (gain) on obligation*	(25,396)	(2,009)	321

*	Refer to Note 31 for the movement during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

The principal actuarial assumptions used for estimating the group’s defined benefit obligations are set out below:

	March 31,
	2021	2022
Discount rate	5.45%	5.45%
Future salary increase	5.00%	5.00%
Average expected future working life (years)	2.58-4.31	1.56 - 5.85
Retirement age (years)	58	58
Mortality table	IALM* (2012-14) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	70%	22% - 26%
From 31 to 44 years	30%	57% - 65%
Above 44 years	3%	9% - 21%

*	Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2021	2022
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	1,849	920
b) Impact due to decrease of 0.50%	(1,870)	(952)

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	(1,789)	(1,018)
b) Impact due to decrease of 0.50%	1,792	1,105

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

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2021	2022
Year 1	21,924	40,306
Year 2	12,175	15,206
Year 3	11,700	7,370
Year 4	7,555	4,080
Year 5	6,809	3,495
Year 6-10	19,235	13,351
Total expected payments	79,398	83,808

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

35 Deferred Revenue

	March 31,
	2021	2022
Global Distribution System provider	381,736	244,101
Loyalty program	5,313	4,076
Total	387,049	248,177
Non-current	266,920	64,965
Current	120,129	183,212
Total	387,049	248,177

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

	March 31,
	2021	2022
At April, 1	357,916	387,049
Deferred during the year	229	-
Recorded in statement of profit or loss	62,060	(138,872)
Transferred to other financial liability (deposits)	(33,156)	-
March 31,	387,049	248,177

36 Other financial liabilities

	March 31,
	2021	2022
Non-current
Share warrants (refer to note 7)	436	-
Deposits*	269,844	-
	270,280	-
Current
Due to employees	62,230	120,756
Share warrants (refer to note 7)	31,955	-
Deposits*	-	308,701
Total	94,185	429,457

*	Deposit received from the Global Distribution System provider (GDS), which is repayable at the end of the contract and interest free nature was initially recognised at fair value. The difference between the deposit received and fair value initially recognised is treated as deferred consideration under Note 37. Deposits are subsequently measured at amortised cost and unwinding is recognised under finance cost. The deferred consideration recognised is amortised over the tenure of deposit on straight line basis and amortisation is recognised as revenue.

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Warrants give the holder the right to purchase ordinary shares from the Company at a specific price within a certain time frame. The details of the warrants issued is as follows:

	Number of shares	Date of issue	Exercise price	Expiration date
Macquarie Corporate Holdings Pty Limited - Ordinary shares*	46,458	24-Jul-15	INR 2,040.90 ($26.90)	24-Jul-23
Innoven Capital - Ordinary shares	154,000	12-Sep-17	INR 910.44 ($12)	12-Sep-22

*	On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

Refer to Note 7 (considered derivative instruments) and Note 30 (considered equity), for movement in warrants during the year.

37 Other non financial liability, non-current

	March 31,
	2021	2022
Deferred Consideration (refer to note 36)	44,453	-
Total	44,453	-

38 Other current liabilities

	March 31,
	2021	2022
Advance from customers	537,002	531,526
Statutory liabilities	106,317	79,368
Other liabilities	100,113	58,075
Deferred Consideration	38,858	41,656
Total	782,290	710,625

Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings, Packages and freight forwarding services.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

39. Commitment and contingencies

a) Capital and other commitments:

Contractual commitments for revenue expenditure* pending execution were INR 106,920 as at March 31, 2022 (INR 105,000 as at March 31, 2021). Contractual commitments for revenue expenditure are relating to advertisement services.

*Includes Advertisement and Debenture agreement with BCCL

● Contractual commitments for capital expenditure pending execution were INR 1,450 as at March 31, 2022 (INR Nil as at March 31, 2021). Contractual commitments for capital expenditure are relating to acquisition of computer software and websites, office equipment, furniture and fixtures.

b) Contingent liabilities

i) Claims not recognised as liability were INR 87,106 as at March 31, 2022 (INR 87,889 as at March 31, 2021).

These represents claim made by the customers due to service-related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the financial statements.

ii) INR 310,095 as at March 31, 2022 (INR 310,105 as at March 31, 2021), represents show cause cum demand notices raised by Service Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that is is not probable that the demand will materialise and therefore no provision has been recognised.

iii) INR 1,268 as at March 31, 2022 (INR 96,608 as at March 31, 2021), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

c) Lease commitment -Group as lessee

As lessee, the Group’s obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate.

There were no short term non-cancellable lease contract outstanding as at March 31, 2021 and March 31, 2022.

During the year ended March 31, 2022, INR 2,330 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of operating leases (March 31, 2021: INR 9,418 and March 31, 2019: INR 55,007).

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2021	2022
Trade and other receivables	870,452	1,934,713
Other financial assets	692,030	688,649
Total	1,562,482	2,623,362

The age of Trade and other receivables at the reporting date was:

	March 31,
	2021	2022
0 - 30 days	538,959	1,512,534
31 - 90 days	210,569	304,480
91 - 180 days	46,222	97,579
More than 180 days	74,702	20,120
Total	870,452	1,934,713

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

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2021 and 2022.

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

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2022

(Amount in INR thousands, except per share data and number of shares)

As at March 31, 2022
	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	7,180	7,988	3,426	4,562	-
Lease liabilities	269,659	398,659	74,457	239,584	84,618
Trade and other payables	2,437,317	2,437,317	2,394,712	42,605	-
Factoring	351,399	351,399	351,399	-	-
Other Current liabilities	512,877	512,877	512,877	-	-
Total	3,578,432	3,708,240	3,336,871	286,751	84,618

*	Represents Undiscounted cash flows of interest and principal

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

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro, GBP and SGD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 5% appreciation/depreciation of the USD, Euro, GBP and SGD currency as indicated below, against the INR would have decreased/increased the loss/gain by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting period. The analysis assumes that all other variables remain constant.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2021	2022
5% strengthening/weakening of USD against INR	5,213	1,339

5% strengthening/weakening of Euro against INR	101	1,157

5% strengthening/weakening of GBP against INR	436	932

5% strengthening/weakening of SGD against INR	269	121

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

During the year ended March 31, 2021, the Company had raised additional capital through follow-on public offering (refer to Note 29). During the financial year March 31, 2022 and March 31, 2021, the company had taken a factoring facility from ICICI Bank (refer to Note 32).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2022 and March 31, 2021.

	March 31,
	2021	2022
Borrowings (Note 32)	131,055	358,580
Less :cash and cash equivalents (Note 28)	(1,711,589)	(800,282)
Net debt	(1,580,534)	(441,702)

Share warrants (Note 36)	32,391	-
Equity	1,157,828	890,258
Total Equity	1,190,219	890,258

Gearing ratio (Net debt / total equity + net debt)	404.94%	-98.47%

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Related parties and nature of related party relationship:

Nature of relationship	Name of related party

Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Alok Vaish (resigned on October 11, 2019)	Chief Financial Officer
	Mr. Anuj Kumar Sethi (appointed from October 18, 2019)	Principal Accounting Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora (resigned from the Board effective April 30, 2021)	Non-executive Director
	Mr. Sean Agarwal (resigned from the Board effective January 18, 2022)	Non-executive Director
	Mr. Sudhir Kumar Sethi (resigned from the Board effective June 30, 2020)	Non-executive Director
	Ms. Neelam Dhawan (appointed from January 1, 2019)	Non-executive Director
	Mr. Roshan Mendis (appointed from January 17, 2022)	Non-executive Director
	Mr. Stephen Schifrin (appointed from May 1, 2021)	Non-executive Director

Entities having significant influence	E-18 Limited (till March 31, 2021)
IDG Ventures India Advisors Private Limited (till March 31, 2021)

Group Companies of entities having significant influence	Terrapin Partners, LLC
E-18 Limited (till March 31, 2021)
Reliance Retail Limited
Reliance Industries Limited
Reliance Jio Infocomm Limited
Reliance Payment Solutions Limited

Joint Venture Company	Adventure and Nature Network Private Limited

During the year, the Group entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

	March 31,
	2020	2021	2022
Group Companies of entities having significant influence
Advertisement expense	(300)	-	-
Interest expense	(6,400)	-	-
Communication expense	698	649	-
Joint venture company			-
Rendering of services	-	(21)	-
Recovery of expenses	944	741	824
Loan given	4,200	19,500	2,500
Interest income	4,819	7,206	4,240
Commission expense	45	(1)	-
Investment in shares	3,500	-	-

	March 31,
	2021	2022

Group Companies of entities having significant influence
Trade payable	7,959	-
Trade receivable	3,317	-
Joint venture company
Prepayment and Other asset*	53,700	-
Trade receivable**	15,418	-
Other financial assets**	-	-

**	Provision for impairment on trade receivables have been recorded for INR 3,837 (March 31, 2021: INR Nil). Closing balance of trade receivables (net of allowance) as of March 31, 2022 is INR Nil (March 31, 2021: INR 15,418), refer to note 26.

**	Provision for impairment on loans to joint venture have been recorded for INR 72,719 (March 31, 2021: INR Nil). Closing balance of loans to joint venture (net of allowance) as of March 31, 2022 is INR Nil (March 31, 2021: INR Nil), refer to note 27.

The sales to and purchases from related parties are made on terms equivalent to those that prevails in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

	March 31,
	2020	2021	2022
Compensation of key management personnel of the Group
Short-term employee benefits	46,342	27,462	35,019
Contributions to defined contribution plans	180	259	340
Profit linked bonus	18,487	16,130	-
Directors Sitting fee’s	8,886	10,846	10,516
Share based payment	2,277	53,330	157,715
Total compensation paid to key management personnel	76,172	108,027	203,590

Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

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

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

A reconciliation of fair value measurement of the contingent consideration liability is provided below:

As at March 31, 2018	904,727
Unrealised fair value changes recognised in profit or loss	485,282
Advance paid	(200,000)
As at March 31, 2019	1,190,009
Unrealised fair value changes recognised in profit or loss	(390,009)
As at March 31, 2020	800,000
Final payment*	(800,000)
As at March 31, 2021	-

*	On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement.

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

The final payment paid by Yatra India to Sellers under the ATB share purchase agreement was determined INR 800 million, which is INR 390 million lower as against the earnout contingency provision of INR 1,190 million as per balance sheet dated March 31, 2020. Post this settlement, ATB has become a 100% subsidiary of Yatra, which will allow for greater integration of the business going forward.

44. Leases

The Group has lease contracts for various items of buildings, vehicles and other equipment used in its operations. Leases of buildings generally have lease terms between 3 and 9 years, while motor vehicles and other equipment generally have lease terms between 3 and 5 years. The Group also has certain leases of buildings with lease terms of 12 months or less and do not contain a purchase option. The Group applies the ‘short term leases’ recognition exemptions for these leases. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets and some contracts require the Group to maintain certain financial ratios.

Set out below are the carrying amounts of right-of-use assets recognized and the movement during the period;

	Buildings	Motor vehicles	Others	Total
Balance as of April 1, 2020	521,534	950	15,938	538,422
Additions	21,428	-	-	21,428
Deletions	(21,110)	(974)	-	(22,084)
Depreciation (Refer note 13)	(79,967)	-	(7,969)	(87,936)
Effects of movements in foreign exchange rates	(14)	24	-	10
Balance as of March 31, 2021	441,871	-	7,969	449,840
Additions	-	-	-	-
Deletions#	(157,509)	-	-	(157,509)
Depreciation (Refer note 13)	(54,674)	-	(7,969)	(62,643)
Effects of movements in foreign exchange rates	22	-	-	22
Balance as of March 31, 2022	229,710	-	-	229,710

Yatra Online, Inc.

Notes to the consolidated financial statements - (Continued)

(Amount in INR thousands, except per share data and number of shares)

The following are the amounts recognised in profit or loss:

	March 31,
	2021	2022
Depreciation expense of right-of-use asset (Refer note 13)	87,936	62,643
Interest expense on lease liabilities (Refer note 16)	72,033	43,871
Expense relating to short-term leases (Refer note 12)	9,418	2,330
Total amount recognised in profit or loss	169,387	108,844

The following is the break-up of current and non-current lease liabilities as of March 31, 2021 and March 31, 2022:

	March 31,
	2021	2022
Current lease liabilities	75,182	38,991
Non-current lease liabilities	427,786	230,668
Total	502,968	269,659

The following is the movement in lease liabilities during the year ended March 31, 2021 and March 31, 2022:

	March 31,
	2021	2022
Balance as of April 1	539,628	502,968
Additions	20,250	-
Finance cost accrued during the period (Refer note 16)	72,033	43,871
Deletions#	(25,251)	(174,505)
Payment of lease liabilities*	(81,656)	(94,213)
Leases/rent concession (refer note 10)	(22,036)	(8,485)
Effects of movements in foreign exchange rates	-	23
Balance as of March 31	502,968	269,659

*	During the current year, payment of lease liabilities has been adjusted with security deposit of INR 13,798 due to termination of some lease contracts.

# During current year, the Company has rationalized the space of its office premises in Gurugram, Haryana. On June 8, 2021, the Company has entered into a Memorandum of understanding to surrender part of its office space. Out of the total space of 83,988 square feet, the Company has surrendered 36,229 square feet. As a result of the same, the ROU and lease liability would be decreased by INR 136,738 and by INR 156,778 respectively.

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2021 and March 31, 2022 on an undiscounted basis:

	March 31,
	2021	2022
Less than one year	141,788	74,457
One to five years	403,298	239,584
More than five years	237,984	84,618
Total	783,070	398,659

45. Listing and related expenses

One of our subsidiary, Yatra India is contemplating an initial public offering (the “Indian IPO”) of its equity shares (“Equity Shares”) in India and has filed a Draft Red Herring Prospectus on March 25, 2022 with the Securities and Exchange Board of India (“SEBI”). The Group is expected to continue controlling the subsidiary even after Indian IPO. Yatra Online Limited has incurred costs in connection with the Indian IPO.

Incremental costs directly attributable to a probable future equity transaction related to Indian IPO that otherwise would have been avoided are treated as transaction costs and are recognised as a prepayment and other assets. These costs recognised as a prepayment and other assets will be recognised in equity when the equity transaction is recognised, or recognised in profit or loss if the issue is no longer expected to be completed. The remaining costs incurred are recognised in profit or loss under head listing and related expenses.

During the year ended March 31, 2022, the Company has incurred INR 85,809 out of which INR 29,919 was recorded in the prepayment and other assets, and the remaining INR 55,818 is recognised to the profit and loss under head listing and related expenses.

46. Impact of COVID-19

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that has been more severe than the first wave that occurred in 2020. Further, on November 26, 2021, WHO designated a new variant B.1.1.529, as a variant of concern, named Omicron, which due to its wide-spread in India has resulted in third wave of COVID-19 infections. This has led to re-imposition of states-wide travel restrictions, lock downs and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. However, it is difficult for the management to predict how long pandemic will continue and what impact this may have on the travel sector and the Group’s business. The extent of the effects of the COVID-19 pandemic on the Group’s business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

The management continues to implement certain measures and modified certain policies in light of the COVID-19 pandemic. For example, the management have largely automated its re-scheduling and cancellation of bookings and provided customers greater flexibility to defer or cancel their travel plans. In addition, the management has also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing marketing expenses and renegotiating supplier payments and contracts.. The management believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on the business. The management expect to continue to adapt policies and cost reduction initiatives as the situation evolves and is confident of realizing its current assets and does not consider any impairment in the carrying value as at March 31, 2022.

Management believes that the estimates used in the preparation of these consolidated financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Group’s consolidated financial statements.

47. Subsequent event

a)	One of the subsidiaries of the Company, namely Yatra Freight had signed a term sheet on June 3, 2022 with N+1 Capital, a SEBI approved Fund, for availing the facility of upto INR 150,000 against the issuance of 1,500 Nos. of Non-Convertible Debenture (“NCD”) at face value of INR 1,00,000/- each. The entire NCDs shall be redeemed proportionately with Interest @ 14% p.a. with Quarterly Coupon payment of INR 1,200 in each quarter for a period of twenty-four months.

The NCDs have been secured against the first pari-passu charge over the current assets (both present and future) and exclusive first charge on Intangible Assets (both present and future) of Yatra Freight and a corporate guarantee from Yatra India.

The amount against issuance of NCDs have been received by Yatra Freight on July 1, 2022 whereas the first repayment of Principal and interest shall commence from July 31, 2022 and last payment of Interest and Principal shall be made on June 30, 2024 as per the Term Sheet dated June 3, 2022.

b)	Subsequent to the end of fiscal year 2022, two step down subsidiaries of the Company namely “Yatra India” and “Yatra For Business Private Limited” have taken aggregate amount of credit facilities of INR 550,000 from Axis Bank Limited. Such facilities are secured against exclusive charge on the receivables, pari passu charges on the entire other current assets and all movable fixed assets of such Companies, both present and future and cash margin in the form of fixed deposits for 20% of the facility.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: August 1, 2022

YATRA ONLINE, INC.

By:	/s/ DHRUV SHRINGI
Name:	Dhruv Shringi
Title:	Chief Executive Officer

157