Form 20-F
period 2024-03-31
Yatra Online, Inc.
filed 2024-07-31
CIK 1516899

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

As of March 31, 2024, 61,258,684 ordinary shares, par value $0.0001 per share, and 1,854,871 class F shares, par value $0.0001 per share, were issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcer's during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

I

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, references to “U.S.,” the “United States” or “USA” are to the United States of America, its territories, and its possessions. References to “India” are to the Republic of India. References to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Rs”, “INR” and “Rupee” each refer to the Indian Rupee, the official currency of the Republic of India.

The data provided herein expressed in Indian Rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2024, the exchange rate between the U.S. dollar and the Indian Rupee expressed in Indian Rupees per U.S. dollar was $1.00 = INR. 83.34. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2024, 2023 and 2022 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Margin”, “Adjusted EBITDA Profit/(Loss)”, “Adjusted Results from Operation”, “Adjusted Profit (Loss) for the period”, “Adjusted Basic Earnings (Loss) per Share”, “Adjusted Diluted Earnings (Loss) per Share” and “Adjusted Results”. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %”, which are also non-IFRS measures referred to in various places within this Annual Report. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects.”

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

Our Consolidated Statement of Profit or Loss and Other Comprehensive Income reports customer inducement costs as a reduction of revenue in the respective revenue lines. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business, which is accounted for on a “gross” basis, represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. See “Item 5. Operating and Financial Review and Prospects.”

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share, which are also non-IFRS measures. For our internal management reporting, budgeting, and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants

A limitation of using non-IFRS measures such as Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share instead of measures calculated in accordance with IFRS as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts that are excluded. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of non-IFRS measures and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects” elsewhere in this Annual Report.

INDUSTRY AND MARKET DATA

In this Annual Report, we rely on and refer to information and statistics regarding the travel service industry and our competitors from market research reports and other publicly available sources. We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, considering publicly available information about other industry participants and our management’s best view as to information that is not publicly available. While we believe that all such information is reliable, we have not independently verified industry and market data from third-party sources. In addition, while we believe that our internal company research is reliable and the definitions of our industry and market are appropriate, neither our research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this Annual Report is generally reliable, such information is inherently imprecise. Projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Special Note Regarding Forward-Looking Statements.”

TRADEMARKS

We operate under a number of trademarks and trade names, including, among others, “Yatra”, “Yatra For Business” and “Travelguru.” This Annual Report contains references to our trademarks and trade names and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Our use or display of other companies’ trademarks, trade names, or service marks does not imply any affiliation with, or endorsement or sponsorship by, those companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” the negative form of such words and similar expressions. Forward-looking statements may include, but are not limited to, statements about the following:

●	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

●	our ability to pursue strategic partnerships;

●	our future financial performance, including our revenue, cost of revenue, operating expenses, and our ability to achieve and maintain profitability;

●	the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate;

●	our performance in the current or changing economic or political environment;

●	our costs and management attention associated with maintaining listings on the Nasdaq Capital Market (“Nasdaq”), National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”);
●	utilization of artificial intelligence technologies in our offerings;

●	our ability to successfully negotiate our contracts with airline suppliers and global distribution system, or GDS, service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive;

●	whether we will become a passive foreign investment company (“PFIC”) in the current taxable year or in the foreseeable future;

●	political and economic stability in and around India and other key travel destinations and the impacts changes may have on our performance;

●	our ability to adapt services to changes in technology or the marketplace and successfully incorporate new features, improvements, and strategies;

●	our ability to increase the number of visits to our search platform and referrals to our advertisers;

●	our ability to successfully manage any new business initiatives and to successfully implement our growth strategy;

●	our ability to maintain and increase our brand awareness and value;

●	the growth in the usage of mobile devices and our ability to successfully monetize this usage, including the enhanced use of mobile device by customers which may drive traffic to entities providing operating systems on such device;

●	whether we will continue to be treated as a foreign corporation for U.S. federal income tax purpose;

●	our ability to resolve legal proceedings, including current tax disputes, in our favor; and

●	our ability to realize the anticipated benefits of any past or future acquisitions.

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

●	our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement;

●	our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools;

●	non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq;

●	our and Yatra India’s ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities;

●	our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us or at all;

●	our ability to protect our intellectual property;

●	fluctuations in quarterly results and the potential impact of such fluctuations on the value of our ordinary shares;

●	potential difficulty in collecting payments in a timely manner on our outstanding accounts receivables from customers and suppliers;

●	our reliance on search engines, which may change their algorithms;

●	fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies;

●	our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents, or OTAs;

●	our reliance on third-party systems and service providers, including our outsourcing of certain of our call center services, and the impact any disruption or adverse change in their business or deterioration in the quality of their performance may have on our business;

●	proceedings or claims arising from travel-related accidents and or other legal, administrative or regulatory proceedings;

●	adverse tax judgments or an adverse finding against us in outstanding legal proceedings;

●	online commerce security, including the risks related to the processing, storage, use and disclosure of personal data leading to internal or external security breaches and other cyber/internet attacks;

●	lower consumer and corporate demand for travel due to a reduction in discretionary spending as well as structural or behavioral changes by businesses and individuals driven by safety concerns and the comfort of working remotely eased by the use of technology, and non-renewal of our corporate customers contracts;

●	increased focus on our environmental, social and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention and willingness of customers and partners to do business with us.

●	compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer and maintaining proper and effective internal controls over financial reporting, will be expensive and time consuming;

●	our business partners, including the potential bankruptcy, restructuring, consolidation or alliance of any of our partners, the credit worthiness of our business partners, the possible obligation to make payments to these partners and our dependence on a small number of such partners for a significant percentage of our revenue;

●	geopolitical risk and changes in applicable laws and regulations;

●	airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; and

●	the risks and uncertainties included in this Report under “Item 3. Key Information - D. Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of. These risks include, but are not limited to, the following:

●	We have a history of operating losses.

●	The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.

●	Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

●	We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

●	We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

●	Our integration of artificial intelligence, machine learning, and automated decision-making brings with it various legal, business, and operational considerations. As we incorporate these advanced technologies into our business operations, we remain mindful of the potential challenges.

●	The financial reporting obligations of being a public company and maintaining listings on the Nasdaq Capital Market, National Stock Exchange of India Limited and BSE Limited subject us to increased regulatory scrutiny and require additional compliance costs and management attention on a consolidated basis, which could materially and adversely affect our business, results of operations and financial condition.

●	We may be unsuccessful in simplifying our multi-jurisdictional corporate structure or reducing resources and management time devoted to compliance requirements.

●

If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, our Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our Ordinary Shares and may have an adverse impact on the price of our Ordinary Shares.

●	Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.

●	We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

●	Yatra Online Limited (“Yatra India”) is incorporated in India and our shareholders may not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

●	Yatra India may issue equity or convertible securities to third parties, which would indirectly reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

●	The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries (the “Group”), including Yatra India’s public shareholders.

●	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

●	You will have limited ability to bring an action against our Company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the U.S.

●

As a foreign private issuer under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the U.S. or otherwise subject to these rules and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers

●	Our business could be negatively affected as a result of actions of activist shareholders and shareholder advisory firms.

Risks Related to Our Business and Industry

We have a history of operating losses.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. Yatra’s net losses were INR 326.0 million for fiscal year 2024 as compared to a loss of INR 288.2 million in fiscal year 2023 and a loss of INR 482.5 million in fiscal year 2022. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., Expedia Southeast Asia Pte. Ltd., Flipkart Pvt. Ltd., Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions (India) Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One 97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater personnel resources, financial resources, marketing resources and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability, and innovation. If we are not able to compete effectively against our competitors, our business and results of operations and cash flows may be adversely affected.

We face competition from large, established Internet search engines with a global presence, as well as from meta-search companies that aggregate travel search results. Some competitors have launched brand marketing campaigns to enhance their visibility with customers. Additionally, certain competitors possess significantly greater personnel, financial, marketing, and other resources compared to us, along with longer histories and stronger reputations in the Indian travel market. Meta-search sites, such as TripAdvisor Inc., Trivago NV, Skyscanner, and Kayak, enable users to make reservations directly on their platforms, which may reduce the traffic and transactions directed to us through referrals. If more meta-search sites begin to offer direct booking capabilities, it will further impact our ability to attract traffic to our sites. Periodically, we have reduced, and may need to reduce in the future, service fees and Adjusted Margin % to remain competitive and maintain or increase our market share.

We may face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, such as Groupon, Inc.’s Getaways, or peer-to-peer inventory sources, such as Airbnb Inc., VRBO.com and Oravel Stays Ltd., which provide home and apartment rentals as an alternative to hotel rooms. Recently, the growth of peer-to-peer inventory sources has affected the demand for our services in facilitating reservations at hotels, particularly in overseas markets. We cannot assure that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we fail to compete effectively, our business, cash flows, and results of operations may be adversely affected.

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

We face increasing competition from widely used search engines, including Google, Bing, and Yahoo!. These search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, potentially driving more traffic directly to the websites of our suppliers or competitors. Efforts by search engines to attract customers through various travel products, along with possible future developments in these offerings, may undermine our ability to secure prominent placement in paid or unpaid search results at a reasonable cost, or at all.

We cannot assure that we will be able to compete successfully against current and future competitors or on emerging platforms, nor can we guarantee that we will provide differentiated products and services to our customer base. Increasing competition from current and emerging competitors, the introduction of new technologies, and the continued expansion of existing technologies, such as meta-search and other search engine technologies, may force us to make changes to our business models, potentially affecting our financial condition, cash flows, and results of operations. Increased competition has resulted in, and may continue to result in, reduced margins, as well as the loss of customers, transactions, and brand recognition.

Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

Substantially all our operations are in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics, or other health crises, such as COVID-19, political instability or regional conflicts, geopolitical conflicts, terrorism, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, and other matters. As per the Reserve Bank of India, India’s GDP growth came in at 8.2% for fiscal year 2024 versus 7% in fiscal year 2023. The Reserve Bank of India is forecasting GDP growth of 7.2% for fiscal year 2025. However, the Indian economy could be adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government’s implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code, which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

We do nearly all our business with a wide variety of travel-related companies based in India, including airlines, large hotel chains and others. We are exposed to risks associated with these Indian businesses, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

The Indian airline industry has experienced significant losses and has undergone bankruptcies, restructurings, consolidations, and other similar events.

Future bankruptcies or increased consolidation in the airline industry, could create challenges for our relationships with airlines, including by reducing the profitability of our airline ticketing business.

We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

Our growth strategy relies significantly on the expansion of our Air Ticketing Business and our ties with airline suppliers. We offer our customers access to seven domestic and over 400 international airlines. Yet, most of our Air Ticketing revenue comes from four primary domestic airlines. Given the concentration of the domestic Indian air travel market among these airlines, any negative trends in the Indian commercial aviation sector, especially among these leading domestic airlines, could affect our business. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, high taxes, currency depreciation, liquidity constraints and health concerns. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition, cash flows and results of operations.

We primarily earn revenue from the air tickets booked by customers through our platforms in the form of commissions and incentives. Commissions and incentive payments, such as performance linked bonuses, are primarily received from GDS service providers and certain airlines as well as credit card companies on a periodic basis and are generally based on the volume of sales generated by us. In addition, we also earn revenue from convenience fees, cancellation service charges, rescheduling charges, and advertisement revenue that we may charge in connection with the travel booking. We are therefore heavily dependent on the operations of a limited number of airlines, overall demand for their services, and their demand for our services.

Our dependence on these airlines also exposes us to risks associated with their internal management, financial condition, and creditworthiness. If these airlines increasingly engage directly with customers or other similar online travel agencies, as applicable, or are unable to pay us in a timely manner or at all, whether due to the deterioration of their financial position, an economic downturn, internal conflicts or any other reason, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. Our dependence on a limited number of airlines also implies that a reduction or elimination in base commissions and incentive payments, by one or more of these airlines, could have a material adverse effect on the revenues generated from our Air Ticketing business, thereby impacting our revenues. Further consolidation of airline suppliers may also exacerbate these trends. If one or all of these airlines exert significant price and margin pressures on us, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

To illustrate, in May 2023, Go Airlines (India) Limited, otherwise known as Go First - one of our top five domestic airline contributors - voluntarily applied for insolvency resolution proceedings, subsequently halting all its flight operations from May 3, 2023, onwards. As of the time of this Annual Report, Go First’s flight operations remain in suspension. The cessation of their operations has led to a decline in the inventory of flight tickets available on our platform, which has caused disruptions to the travel plans of some of our customers.

Our integration of artificial intelligence, machine learning, and automated decision-making brings with it various legal, business, and operational considerations. As we incorporate these advanced technologies into our business operations, we remain mindful of the potential challenges.

The use of artificial intelligence (“AI”) in our business can present certain risks, such as the possibility of algorithmic flaws, dataset limitations, or biased information. Although we are committed to addressing these issues proactively to ensure a positive customer experience, content selected by AI systems may occasionally not meet our standards

These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm While integrating AI tools and technologies, we may encounter operational challenges. While, we view these as opportunities to enhance our platform and services, there is no guarantee that our integration of AI systems will be competitive or attract more customers to our platform. Our current and potential competitors may develop and market new technologies including as a result of new or better use of evolving AI technologies that render our existing or future services less competitive, or obsolete.

In addition, if these competitors develop services or platforms with similar or superior functionality to our platform, we may need to decrease our prices or accept less favorable terms in order to remain competitive. Our ability to introduce new services and features that utilize AI is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

Airlines suppliers may move to a single GDS service provider platform for their domestic inventory and this could adversely affect our business and results of operations.

Airlines supplier may move to a single GDS service provider platform for their domestic inventory, or take such other measures that would further reduce the ticket inventory available to us. Any such measures by major partners could adversely affect our business, cash flows and results of operations.

To illustrate, Air India had discontinued providing domestic reservation inventory to multiple GDS platforms. Air India now uses one GDS provider for its entire domestic inventory and two GDS providers for its international inventory. As a result of these changes, which we refer to as “Reservation Content Movement”, our access to ticket inventory through the GDS providers we use and the incentives we receive from such GDS providers for Air India ticketing have decreased.

The commission and other fees we receive from airline suppliers (including our GDS service providers) for the sale of air tickets may be reduced or eliminated, and this could adversely affect our business and results of operations.

In our Air Ticketing Business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service providers. Even though, we have been constantly engaging with our GDS partners to realign the thresholds based on industry volumes, we have experienced a reduction in the commissions and incentive payments we receive from our airline suppliers and the fees we are able to generate through our GDS service providers. The fees that we are able to generate from our GDS service providers have been reduced due to Reservation Content Movement. To the extent that, in the future, the commissions or incentive payments our airline suppliers pay to us or the fees we generate through our GDS service providers are further reduced or eliminated, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

Our business depends on our relationships with a broad range of travel suppliers, and any adverse changes in these relationships, or our inability to enter new relationships, could negatively affect our business, cash flows, and results of operations.

We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. Our arrangements with travel suppliers are not typically subject to long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and may cease to supply us with the same level of access to travel inventory in the future.

A significant change in our relationships with our major suppliers for a sustained period, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner or a supplier’s complete withdrawal of inventory, could have a material adverse effect on our business, financial condition, cash flows or results of operations. Furthermore, no assurance can be given that our travel suppliers will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and Adjusted Margin % or may require us to initiate legal or arbitration proceedings to enforce their contractual payment obligations, which may adversely affect our business, cash flows and results of operations.

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

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

●	assist in conducting searches for airfares and process air ticket bookings;

●	process hotel reservations;

●	process credit card, debit card, net banking, Unified Payment Interfaces, and e-wallet payments;

●	provide computer infrastructure critical to our business; and

●	provide customer relationship management, or CRM, software services.

These third parties are subject to general business risks, including system downtime, cybersecurity breaches, fraudulent access, natural disasters, infectious disease outbreak or escalation of hostilities, human error and other causes that may lead to unexpected business interruptions. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. For example, technical glitches in third-party systems may result in the information provided by us to our customers, such as the availability of hotel rooms on a central reservations system of a hotel supplier, to not be accurate, and we may incur monetary and/or reputational loss as a result. Furthermore, if our arrangements with any of these third parties are suspended, terminated or no longer available on commercially acceptable terms, we may not be able to find an alternate source of support on a timely basis and on commercially reasonable terms, or at all.

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

Our business is significantly affected by the overall size of our customer base, which is determined by our ability to provide quality customer service. We provide customer support at all stages of our customers’ trips, through call centers, e-mail, and web-based support. As of March 31, 2024, we had employed 93 customer service representatives in our call centers and in addition we also had 75 customer service representatives who provide customer support services through our outsourced call center partner. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers and may channel their bookings through our competitors. Our ability to ensure satisfactory customer experience for a large part depends on our travel suppliers’ ability to provide high-quality travel products and services. If these service providers experience difficulty in meeting our requirements for quality and customer service standards including any operational or system interruptions, our reputation could suffer, and our business could be adversely affected. As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and an increase in customer dissatisfaction may adversely impact our business. In the event one or more of our contracts with such service providers is terminated on short notice, we may be unable to find alternative service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our service providers could cause a decline in the quality of our services.

In 2015, we launched a marketplace platform that enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third-party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third-party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all the licenses and permits required for it to provide travel products to consumers.

In addition, we receive significant media coverage in India and other geographic markets. Our business can also be adversely affected by customer complaints relating to the non-performance or sub- standard performance of our services, our operations, and quality of products. In the past, we have been subject to customer complaints and litigation due to our travel suppliers’ failure to provide satisfactory travel products or services. Customer complaints also typically relate to the miscommunication or misunderstanding on tour arrangements, rescheduling, and processing refunds, inaccurate descriptions of hotel rooms and quality of amenities available, as well as matters which do not involve any default or deficiency on our part. If our customers are dissatisfied with the travel products and services provided, they may channel their bookings through our competitors and may even demand refunds from us for poor service quality. Failure to maintain the quality of customer services, monitoring our travel suppliers or satisfactorily resolving customer complaints, could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, cash flows and results of operations. Further, negative customer feedbacks, complaints or claims against us in consumer forums or otherwise, can result in diversion of management attention and other resources, which may adversely affect our business operations.

Any failure to maintain the quality of our brand and reputation could have a material adverse effect on our business.

We have invested considerable time and resources in developing and promoting our “Yatra” brand. We expect to continue to spend on maintaining the high quality of our brand to compete against a large and growing number of competitors. We also believe that the strength of our brand is one of our key assets that will allow us to expand into new geographies, such as “Tier 2” and “Tier 3” cities in India (according to the Indian government, cities with a population in the range of 50,000 to 99,999 are classified as Tier 2 cities, while those with a population of 20,000 to 49,999 are classified as Tier 3 cities), where our brand is not as well known. These efforts may not be successful and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brands or generate demand in a cost-effective manner, it could have a material adverse effect on our business and financial performance.

Intellectual property rights are important to our business, and we cannot be sure that our intellectual property is protected from copying or use by others, and we may be subject to third-party claims for intellectual property rights infringement.

Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logos, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. We have inter alia applied for trademark registration of our logos and word marks for yatra and yatra.com in India and some of such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks and initiated legal proceedings in the appropriate courts of law for enforcing and protecting our intellectual property rights. Even with all these precautions, there can be no assurance that our intellectual property will be protected. It is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name.

Our efforts to protect our intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the global nature of the Internet makes it difficult to control the ultimate destination of our services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues, and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly.

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

Our use of open-source software could adversely affect our ability to offer our products and services and subject us to possible litigation.

We use open source software in connection with our development of technology infrastructure. From time to time, companies that use open-source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop travel products and services that are similar to or better than ours.

Inappropriate or fraudulent content may be displayed on our online platforms which may adversely affect our reputation and brand.

While we have established systems, processes and controls that allow us to remove inappropriate or fraudulent content from our platforms, we cannot guarantee that all content displayed on our platforms is appropriate at all times. We cannot guarantee that all the content displayed on our platforms is not obscene, offensive, or otherwise damaging to our business reputation and brand name, or the reputation of the supplier of the listing, or any third party. Damage caused to our business reputation and brand name may deter users from using our platforms, which may have an adverse effect on our financial performance and prospects.

Our success depends on maintaining the integrity of our systems and infrastructure, and adapting to technological developments, which may suffer from failures, capacity constraints, business interruptions and forces beyond our control.

We rely significantly on the capacity, reliability and security of our computer systems, technology and service providers that generates, facilitates, and processes transactions, including GDSs, APIs, channel managers and reservation systems used by certain airlines, hotels, Indian Railway Catering and Tourism, or the IRCTC and taxi and bus operators, as well as cloud computing and payment processing software services. However, while we believe that our systems and infrastructure are reliable, there can be no guarantee that we may be able to maintain and improve the efficiency, reliability, and integrity of our systems as our operations grow in cases of technical failure, unauthorized tampering or corruption of data. Unexpected increases in the volume of our business could exceed system capacity, resulting in service interruptions, outages and delays that may make some or all our services unavailable. Such constraints can also lead to the deterioration in the quality of our services or impair our ability to process transactions. System interruptions could impair our ability to process transactions and may prevent us from efficiently providing services to our customers, travel suppliers or other third parties, which could cause damage to our reputation and adversely affect our business, cash flows, and results of operations. In addition, we may be subject to liability as a result of any theft or misuse of personal information stored on our systems or any problems arisen due to incorrect scheduling of a customer’s travel booking. Further, any technical failure of our suppliers’ systems or use of their information technology systems for our business or interruptions in their services due to any reason may hamper our business and would adversely affect us.

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

We may not be successful in implementing our growth strategies, which could adversely affect our business operations, financial condition, and cash flows.

Our growth strategy involves capitalizing on the growth in the travel industry, expanding our hotels and holiday packages segment and railway ticketing operations, focusing on Tier 2 and Tier 3 cities, and strengthening our presence among corporates, investing in technology and enhancing cross-selling opportunities and promoting our brand. Our success in implementing our growth strategies is affected by:

●	our ability to increase the number of suppliers, particularly our hotel suppliers, that are directly connected to us;
●	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;
●	our ability to build or acquire the required technology;
●	our ability to expand our online features and services;
●	our ability to enter new associated business segments;
●	the general condition of the global economy (particularly in India and markets with proximity to India) and continued growth in demand for travel services, particularly online;
●	our ability to compete effectively with existing and new entrants to the Indian travel industry, including both online travel companies as well as traditional travel agents and tour providers;
●	the growth of the Internet as a medium for commerce in India, particularly in Tier 2 and Tier 3 cities; and
●	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies. Further, pursuing these strategies may place significant demands on our management as well as our financial resources and accounting and operating systems. We are subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. If we are not able to anticipate, identify, develop, and market products in line with technological advancements that respond to changes in customer preferences, demand for our services could decline and our operating results could be adversely affected.

While we have successfully executed our business strategies in the past, we cannot assure you that we will be able to execute our strategies on time and within the estimated budget. Further, as we expand our operations, we may be unable to manage our business efficiently, which could result in delays, increased costs, affect the quality of our services, and may adversely affect our reputation. Our anticipated future operations may place a significant strain on our management, systems, and resources. In addition to training and managing our workforce, we may need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. For more information, see “Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses.” Our failure to manage our growth could therefore have an adverse effect on our business, financial condition, and cash flows.

The expansion of our business to new geographic markets may expose us to additional risks.

Our comprehensive travel-related offerings are primarily customized to the Indian travel market. If in the future we determine to significantly expand outside of India, we will need to adjust our services and business model to the unique circumstances of those new geographic markets to succeed, including building new supplier relationships and customer preferences. Adapting our practices and models effectively to the supplier and customer preferences in new markets could be difficult and costly and could divert management and personnel resources. We cannot assure you that we will be able to manage the growth of our operations efficiently or effectively in new markets.

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

Industry information included in this Annual Report has been derived from an industry report commissioned by us for such purpose. There can be no assurance that such third-party statistical, financial, and other industry information is either complete or accurate.

We had availed the services of an independent third-party research agency, CRISIL Limited, to prepare an industry report dated August, 2023 titled “Assessment of the travel industry in India”, for purposes of inclusion of such information in this Annual Report. This industry report is subject to various limitations and based upon certain assumptions that are subjective in nature. While we have taken reasonable care in the reproduction of the information, the third party, industry and market related information has not been prepared or independently verified by us or any of our or its respective affiliates or advisors and, therefore, we make no representation or warranty, express or implied, as to the accuracy or completeness of such facts and statistics. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. Statements from third parties that involve estimates are subject to change, and actual amounts may differ materially from those included in this Annual Report.

We are exposed to the proceedings or claims arising from travel-related accidents or customer misconduct during their travels, the occurrence of which may be beyond our control.

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into transactions with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also “-Risks Related to Our Business and Industry-We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain the insurance policy as required in the ordinary course of business. However, there is no assurance that such insurance or indemnification will be sufficient to cover all our losses and we may be subject to claims or losses which are not covered by way of insurance policies procured by our Company. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconduct during their travels, over which we have no or limited control. However, such accidents and misconduct, even if not resulting from our or our travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend against and affect our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain, and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable outcome of one or more legal or administrative proceedings, whether in India or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take action against us.

Our insurance coverage could prove inadequate to satisfy potential claims or protect us from potential operational hazards and losses, which may have a material adverse effect on our financial condition, results of operations and cash flows.

Travel and tourism services involve many risks that may adversely affect our operations, and the availability of insurance is therefore fundamental to our operations. We have obtained insurance policies covering risks including office infrastructure, fire and allied perils (building and contents), commercial general liability, professional liability and cyber-security. Further, we have obtained a directors and officers’ liability and company reimbursement policy. However, there can be no assurance that our current insurance policies will insure us fully against all risks and losses that may arise in the future. Further, there can be no assurance that any claim under the insurance policies maintained by us will be honored fully, in part or on time. In cases where certain loss or damages are not covered under our insurance policies, or even if such losses are insured, we are required to pay a significant deductible on any claim for recovery of such a loss, or the amount of the loss may exceed our coverage for the loss or the premium charged is significantly increased, our results of operations and cash flows could be adversely affected. In addition, our insurance policies are subject to annual review, and we cannot assure you that we will be able to renew these policies on similar or otherwise acceptable terms, or at all. If we were to incur a serious uninsured loss or a loss that significantly exceeds the limits of our insurance policies, it could have a material adverse effect on our financial condition, results of operations and cash flows.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We believe that certain metrics are key to our business, including travel expenditures, customers, repeat customers, total transaction volume, gross bookings, customer traffic, monthly visitors, app downloads, number of travel agents and bookings. As the industry in which we operate continues to evolve, the metrics by which we evaluate our business may change over time. While these numbers are based on what we believe to be reasonable estimates, our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the Internet on multiple browsers or devices, some users may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on all our platforms. As such, the calculations of our traffic and monthly visitors may not accurately reflect the number of people actually visiting our platforms. Also, if the internal tools we use to track these metrics under-count or over-count performance or contain algorithmic or other technical errors, the data and/or reports we generate may not be accurate. In addition, historically, certain metrics were calculated by independent third parties, and have not been verified by us. We calculate metrics using internal tools, which are not independently verified by a third party. In addition, we continue to improve upon our tools and methodologies to capture data and believe that our current metrics are more accurate; however, the improvement of these tools and methodologies could cause inconsistencies between current data and previously reported data, which could confuse investors or lead to questions about the integrity of the data.

The roll-out of new features, improvements and strategies may not meet our expectations.

We are regularly working to improve our websites and mobile applications and roll-out new features to improve our user experience, attract new users, expand our market reach, and develop new sources of revenue. However, there is no guarantee that any new features or initiatives we develop will ultimately be successful and, if they are not, our business, cash flows and results of operations may be materially adversely affected. Even if we are able to successfully adopt new features, improvements or strategies, the impact of such initiatives may take longer to develop than we expect or not develop at all. We may devote significant financial resources and management time and attention to any new features, initiatives, or business services we develop, but fail to achieve expected results from such new features, initiatives or services. If such new features, initiatives, or services are not well accepted, the reputation of our existing website, applications, features and services and our overall brand and reputation may be harmed. As a result, our overall business, cash flows and results of operations may be materially and adversely affected.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as we are subject to many factors beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and the costs of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology and integrating employees of the acquired business into various departments in our Company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our business. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business, cash flows or results of operations.

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

Any inability or failure to adapt to technological developments or industry trends in the evolving competitive landscape could harm our business and competitiveness.

We depend upon the use of sophisticated information technology and systems. Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies, and systems in response to new technological developments, industry standards and trends and customer demands. Adapting to new technological and marketplace developments may require substantial expenditures, lead time and management time and attention and we cannot guarantee that projected benefits will materialize. We may experience difficulties that could delay or prevent the successful development, marketing and implementation of enhancements, upgrades, and additions. Moreover, we may fail to maintain, upgrade or introduce new features, products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. In addition, the travel industry is marked by continuous innovation and the development of new features, products, services, and technologies. As a result, in order to maintain its competitiveness, we must continue to invest significant resources to continually improve the speed, accuracy and comprehensiveness of our travel offerings. Changes to our technology platforms or increases in our investments in technology could adversely affect our results of operations. If we face material delays in adapting to technological developments, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business and results of operations.

We may be exposed to risks relating to processing, storage, use and disclosure of customer data of our customers or visitors to our website and mobile application.

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing, and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, incidents, compromises, and computer malware, viruses and other ‘cyber attacks’ which are increasing in both frequency and sophistication, could result in unauthorized disclosures of information or create financial liability for us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed, and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases, and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In December 2019, the Government of India had published the Personal Data Protection Bill, 2019 (“PDP Bill”), to provide for framework for protection of personal data and use of non-personal data and seeks to, among others, lay down norms for cross border transfer of personal data, define the scope of the definition of personal data and non-personal data, establishment of data protection authority and ensure the accountability of entities processing personal data, which was subsequently withdrawn on August 03, 2022 in connection with the presenting a new bill that fits into comprehensive legal framework. In November 2022, the Government of India (the Ministry of Electronics and Information Technology) prepared a draft Digital Personal Data Protection Bill, 2022 (“DPDP Bill”) which has subsequently been passed by both houses of the Parliament and has become a legislation Digital Personal Data Protection Act, 2023 (“DPDP Act”) after receiving the assent of the President of India on August 12, 2023 which shall come into force on such date or dates as the Central Government of India may notify. The DPDP Act is expected to establish the comprehensive legal framework governing digital personal data protection in India. The DPDP Act provides for the processing of digital personal data in a manner that recognizes the right of individuals to protect their personal data, societal rights, and the need to process personal data for lawful purposes. Complying with the DPDP Act, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

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

We are dependent on our senior management and other key personnel for formulating our business strategies and managing our business. Our board of directors (“our Board”) and senior management team has significant experience in the Internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings. For further information, see “Item 6. Directors, Senior Management And Employees - A. Directors And Senior Management.”

Our business and future success depends, to a significant extent, on our ability to attract and train new employees and to retain and motivate our existing employees. Changes to our business strategy can create uncertainty, may negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. Any failure by us or Yatra India to provide accurate, timely and consistent disclosures under our respective disclosure and trading regimes could have a material, adverse effect on the trading price of our respective shares. Further, if key employees do not meet the expectations of their roles, we could experience inefficiencies or a lack of business continuity due to loss of historical knowledge and a lack of familiarity of those employees with business processes, operating requirements, policies, and procedures (some of which are new) and key information technologies and related infrastructure used in our day-to-day operations and financial reporting. It is important to our success that these key employees quickly adapt to, and excel in, their new roles. Their failure to do so could result in operational and administrative inefficiencies and added costs that could adversely impact our results of operations, our stock price upon listing and our customer relationships and may make recruiting for future management positions more difficult. In addition, if we were to lose the services of any one or more key employees, whether due to death, disability or termination of employment, our ability to successfully implement our business strategy, financial plans and other objectives could be significantly impaired.

Competition remains intense for well-qualified employees in certain aspects of our business, including software engineers, developers, product management and development personnel with expertise in the online travel or search industry. Our industry is characterized by high demand and intense competition for talent along with attrition. As a result, we may not be able to remain competitive in attracting the quality of employees that our business requires. If we fail in attracting well-qualified employees or retaining or motivating existing employees, our business and results of operations could be adversely affected.

We may need to make additional investments in the event of any slowdowns or disruptions in ongoing efforts to upgrade Internet infrastructure in India, and infrastructure in India may not be upgraded to support higher Internet penetration, which may adversely impact our business.

The majority of our bookings are made through our Indian website and mobile offerings. India had an Internet subscriber base of over 924.05 million as of March 2024 (Source: TRAI). There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations. The Internet penetration in India is dependent on a number of factors including the following: expansion of 4G and 5G networks, broadband wireless access on mass-market smartphones and other mobile devices in India; our ability to successfully deploy existing and future technology platforms on evolving operating systems such as Android and iOS; our ability to provide compelling platforms and tools in a multi-device environment while ensuring their compatibility with the web browser platforms provided therein; the rate of growth of personal computers, tablets and mobile devices; access to Internet and broadband usage services; an understanding of how to operate Internet; the extant laws, regulations and policies governing online commerce remaining favorable to our operations; consumer confidence in online commerce; media publicity regarding online commerce remaining positive; and concerns about online data privacy and general economic conditions in India arising. India has witnessed a drastic surge in Internet users over the past few years with Internet penetration as a percentage of total population crossing 50% in fiscal year 2020 compared with less than 25% in fiscal year 2015. The total number of Internet subscribers in the country is expected to reach .1-1.2 Billion by fiscal year 2028, resulting in 76-78% Internet penetration. (Source: CRISIL). Despite a large base of Internet subscribers, India has a relatively lower Internet penetration in comparison with other similar countries.

The internet penetration rate in India rose to 52.4% in 2024, from about 14% in 2014. Although these figures seem relatively low, it meant that more than half of the population of 1.4 billion people had internet access this year. This also ranked the country second in the world in terms of active internet users.

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

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate because of a variety of factors, many of which are outside of our control and as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages Business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing Business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	foreign exchange rates;

●	our ability to attract new customers and cross-sell to existing customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

●	general economic, industry and market conditions;

●	natural calamities such as earthquakes, tsunamis, floods, drought, pandemics, or other health crises, such as COVID-19 and any containment measures taken in response to such calamities or crises, such as lockdowns or travel restrictions;

●	changes in our pricing policies or those of our competitors and suppliers; and

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers, or strategic partners.

Fluctuations in quarterly results may negatively impact the value of our securities and make quarter-to-quarter comparisons of our results less meaningful.

Our business and financial results are subject to fluctuations in currency exchange rates.

Given the nature of our business, any fluctuation in the value of the Indian Rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers’ travel behavior and, therefore, will have an impact on our results of operations. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counterparty to cover our exposure to any fluctuations in foreign exchange rates.

Internal or external fraud, misconduct, misrepresentation, or mis-selling could adversely affect our reputation and our results of operations.

Our business may expose us to the risk of fraud, misconduct, misappropriation, misrepresentation or unauthorized transactions or deceptive selling tactics by our representatives, employees and unauthorized third parties, which could result in binding us to transactions that exceed authorized limits or present unacceptable risks. Further, we may be subject to regulatory or other proceedings in connection with any unauthorized transaction, fraud, misconduct, misappropriation or misrepresentation or unauthorized transactions or mis-selling by our representatives and employees, which could adversely affect our goodwill. Employee fraud, misconduct, misrepresentation or unauthorized transactions or deceptive selling tactics could also involve the improper use or disclosure of confidential information, breach of any applicable confidentiality agreement, misappropriation or misuse of any third-party intellectual property rights which could result in regulatory sanctions, penalties and serious reputational or financial harm. In addition, employees may utilize our confidential information and technology to start their own businesses and become our competitors. In the past, there have been certain instances where our employees have subjected us to fraud, misconduct, and misrepresentation. Although we have systems in place to prevent and deter fraudulent activities by our employees, there can be no assurance that such systems will be effective in all cases. Any instances of such fraud or misconduct or mis-selling could adversely affect our reputation, business, results of operations, cash flows and financial condition.

Inaccurate information from suppliers of hotel room inventory may lead to customer complaints.

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation providers, aggregators, or channel managers. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business and results of operations.

Any negative operating cash flows in the future would adversely affect our cash flow requirements, which may adversely affect our ability to operate our business and implement our growth plans, thereby affecting our financial condition.

Negative cash flows over extended periods, or significant negative cash flows in the short term, could materially impact our ability to operate our business and implement our growth plans. As a result, our cash flows, business, future financial performance, and results of operations could be materially and adversely affected. For further information, see “Item 5. Operating and Financial Review and Prospects.”

Failure to obtain or renew approvals, licenses, registrations and permits to operate our business in a timely manner, or at all, may adversely affect our business, financial condition, cash flows and results of operations.

We may be required to obtain certain approvals, registrations, permissions, and licenses from regulatory authorities, to carry out/ undertake our business. These approvals, licenses, registrations, and permissions may be subject to numerous conditions. If we fail to obtain some or all of these approvals or licenses, or renewals thereof, in a timely manner or at all, if we fail to comply with applicable conditions or it is claimed that we have breached any such conditions, our license or permission for carrying on a particular activity may be suspended or cancelled and we may not be able to carry on such activity, which could adversely affect our business, results of operations, cash flows and financial condition. In addition, we have, and may need to in the future, apply for certain additional approvals, including the renewal of approvals, which may expire from time to time.

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

We operate entirely out of leased premises and do not own the underlying property for any of our offices, including our registered office and corporate office. Our registered and corporate office is located at Maharashtra and Haryana, respectively. There can be no assurance that we will be able to retain or renew such leases on same or similar terms, or that we will find alternate locations for the existing offices on terms favorable to us, or at all. Certain of the lease deeds for the properties in which our offices and facilities are located and may have expired or may not be adequately stamped or registered. While we renew these lease agreements and deeds periodically in the ordinary course of business, if these existing leases are terminated or they are not renewed on commercially acceptable terms, we may suffer a disruption in our operations. If alternative premises are not available at the same or similar costs, sizes or locations, our business, financial condition, cash flows and results of operations may be adversely affected. In addition, any regulatory non-compliance by the landlords or adverse development relating to the landlords’ title or ownership rights to such properties, including as a result of any non-compliance by the landlords, may entail significant disruptions to our operations, especially if we are forced to vacate leased spaces following any such developments, and expose us to reputational risks.

We have, in the past entered into certain related party transactions and may continue to do so in future. Any related party transactions that are not on an arm’s length basis or that may lead to conflicts of interest may adversely affect our business, results of operation, cash flows and financial condition.

We have entered into certain transactions with related parties and are likely to continue to do so in the future. Although all related-party transactions that we may enter into are subject to approval by our audit committee, Board or shareholders, as required under the Securities Act of 1933, as amended (the “Securities Act”), Companies Act, 2013 of India (the “Companies Act”) and Listing Regulations as applicable to Yatra India or other applicable laws and regulations, we cannot assure you that such transactions, individually or in aggregate, will not have an adverse effect on our financial condition and results of operations or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Further, related party transactions, including those between us and related parties or Yatra India and related parties, requires approval of either’s respective audit committee/board of directors/shareholders, as the case may be. Such related-party transactions may potentially involve conflicts of interest which may be detrimental to the interest of our Company, and we cannot assure you that the related-party transactions that we may enter into in the future, individually or in the aggregate, will always be in the best interests of our minority shareholders and will not have an adverse effect on our business, financial condition and results of operations.

We are required to comply with certain restrictive covenants under our financing agreements. Any non-compliance may lead to, amongst other outcomes, suspension of further drawdowns, which may adversely affect our business, results of operations, financial condition and cash flows.

Financing arrangements entered into by us may include conditions that require our Company to obtain respective lenders’ consent prior to carrying out certain activities and entering into certain transactions. Failure to meet these conditions or obtain these consents could have significant consequences on our business and operations. These covenants vary depending on the requirements of the financial institution extending such loan and the conditions negotiated under each financing agreement. Some of the corporate actions that require prior consents from lenders as of the date of this Report, may include, amongst others, change in its ownership or management, to undertake any new business, operations, project, diversification, modernization or substantial expansion of any of its business, effecting any scheme of amalgamation or reconstruction including creation of any subsidiary or permit any company to become its subsidiary, to effect any change in its capital structure or constitutional documents, to undertake or permit any merger/demerger, consolidation, compromise with its creditors or shareholders, incur indebtedness beyond the specified limits, and to make any investment whether by way of loans or debentures or investments in share capital or otherwise, in any concern or provide any credit or give any guarantee, indemnity or similar assurance in any manner become directly, indirectly or contingently liable for or in connection with the obligation of any person other than itself.

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

Risks Related to Compliance, Taxing and Accounting Standards

The financial reporting obligations of being a public company and maintaining listings on the Nasdaq Capital Market, National Stock Exchange of India Limited and BSE Limited subject us to increased regulatory scrutiny and require additional compliance costs and management attention on a consolidated basis, which could materially and adversely affect our business, results of operations and financial condition.

We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act and the listing requirements of Nasdaq. Since the completion of the initial public offering in India (“Indian IPO”), Yatra India has been subject to additional compliance requirements as required under applicable Indian laws, rules and regulations governing public companies listed on the Indian stock exchanges, including listing requirements of stock exchanges, rules, regulations, and guidelines prescribed by the SEBI, in addition to the various laws, rules and regulations that we are subject to in the United States and in the Cayman Islands. In terms of SEBI ICDR Regulations and SEBI Listing Regulations, Yatra India is required to disclose the reports pertaining to utilization of proceeds raised pursuant to the Indian IPO, and any deviation from in the actual utilization of the proceeds. We incur significant legal, accounting, reporting and other expenses in order to maintain a listing on each of Nasdaq, NSE and BSE and such rules and regulations make certain activities more time-consuming and costly. Laws and regulations, dealing with corporate governance standards applicable to us including rules and regulations prescribed by Nasdaq and the SEC differ materially to those applicable to Yatra India. These differences in disclosure regimes, timelines to make such disclosures, and trading markets require additional compliance costs including coordination with Yatra India, to ensure that respective shareholders receive accurate, timely and consistent disclosure of information and some of these activities could be difficult, time-consuming or costly and has increased, and could further increase, demand on our systems and resources. For instance, compliance with the public reporting requirements, corporate governance standards and associated rules and regulations as applicable to us and Yatra India pursuant to listing of Yatra India’s Equity Shares (“Equity Shares”) have resulted in increased expenses in the United States and India. Our senior management and other personnel devote a substantial amount of time to these compliance initiatives. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, higher costs and increased senior management attention necessitated by ongoing revisions to disclosure and governance practices. Any failure by us or Yatra India to provide accurate, timely and consistent disclosures under respective disclosure and trading regimes could have a material and adverse effect on the trading price of the Equity Shares and Ordinary Shares.

Further, Yatra India is required to ensure compliance with timelines as applicable to disclosure of information to respective stock exchanges, and any delay in reporting disclosures, or differences in reporting timelines, as per requirements of applicable laws in different jurisdictions may result in inconsistencies of information available in the public domain, leading to adverse impact on Equity Shares and their trading price.

The listing and trading of the Equity Shares in India has resulted in increased compliance obligations and costs on a consolidated basis. Further, we and/or Yatra India may face the risks of inquiries, investigations, enforcement actions and other regulatory proceedings by regulatory authorities in these jurisdictions and markets. Any adverse action taken by regulatory authorities on Yatra India in its respective jurisdiction could also result in an investigation, inquiry, or regulatory action against our Company.

Further, post completion of the Indian IPO, we and Yatra India are subject to increased disclosure requirements in relation to our business and/or operations on a consolidated basis, which may result in competitive disadvantage or may even result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and materially and adversely affect our business and results of operations.

In addition, these listings may increase price volatility of our Ordinary Shares due to various factors, including the ability to buy or sell Equity Shares in the market, different market conditions in different capital markets, different trading volumes and differences in exchange rates. Our Ordinary Shares trade in U.S. dollars on Nasdaq and Yatra India’s Equity Shares trade on the NSE and the BSE in INR. Further, the exchanges are open for trade at different times of the day and the exchanges also have differing vacation schedules. Other external influences may have different effects on the trading price of our Ordinary Shares. In addition, low trading volume may increase the price volatility of our Ordinary Shares. Investors could seek to sell or buy our Ordinary Shares to take advantage of any relative differences in price and settlement mechanics between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in prices of our Ordinary Shares. This could adversely affect the trading of our Ordinary Shares and increase the price volatility or adversely affect the price and liquidity of our Ordinary Shares.

We may be unsuccessful in simplifying our multi-jurisdictional corporate structure or reducing resources and management time devoted to compliance requirements.

We incur significant legal, accounting, reporting and other expenses in order to maintain a listing on each of Nasdaq, NSE and BSE. In addition, our senior management and other personnel devote a substantial amount of time to comply with the rules, regulations and corporate governance practices of our multi-jurisdictional corporate structure. Our board of directors has established an independent committee to explore certain strategic options regarding simplifying our multi-jurisdictional corporate structure. The committee will aim for a plan that can reduce administrative overhead, rationalize costs, and facilitate organic and inorganic growth. We may be unsuccessful in implementing such plan effectively or reducing our compliance costs and management attention to compliance efforts. Actual results from implementing such plan could deviate from our expectations.

If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, our Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our Ordinary Shares and may have an adverse impact on the price of our Ordinary Shares.

We are a “foreign private issuer” with our Ordinary Shares listed on Nasdaq, and are subject to the Nasdaq continued listing requirements, including meeting the $1.00 minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2), maintaining a minimum of $2.5 million in stockholders’ equity as set forth in Nasdaq Listing Rule 5550(b)(1), meeting the alternative of market value of listed securities of $35 million under Nasdaq Listing Rule 5550(b)(2) or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years under Nasdaq Listing Rule 5550(b)(3), and compliance with Nasdaq Listing Rule 5250(c)(1) to timely file Exchange Act reports, collectively, the “Nasdaq Rules”.

We cannot assure you that we will continue to be in compliance with Nasdaq’s continued listing requirements. In the event we fail to meet the listing requirements under the Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact the liquidity of Ordinary Shares, the price for Ordinary Shares and may consequently affect the trading and price of Equity Shares. While there are no restrictions under Indian laws on Yatra India from deconsolidating from the Yatra Online, Yatra India must remain our consolidated subsidiary pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. Following the initial public offering of the Equity Shares in India, we currently hold approximately 64.46% of the issued and outstanding Equity Shares. Our ability to sell Equity Shares is limited to approximately an additional 14.45% of the issued and outstanding Equity Shares such that Yatra India continues to remain our consolidated subsidiary. Accordingly, our ability to generate proceeds from the sale of Equity Shares is limited. In addition, Yatra India’s charter and those of ACDPL and THCL, our direct subsidiaries and Yatra India’s promoter entities, limit Yatra India’s ability to raise additional capital and/or undertake a change of control transaction, directly or indirectly, without the ultimate approval of our Board and shareholders if the result of such additional capital raise or change of control transaction would result in the deconsolidation of Yatra India from our Company. In the event Yatra India ceases to be our subsidiary and is deconsolidated, the Ordinary Shares could be delisted from Nasdaq, we could fail to list our Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares:

●the liquidity and marketability of Ordinary Shares;

●the market price of Ordinary Shares;

●our ability to obtain financing for the continuation of operations;

●the number of institutional and retail investors that will consider investing in Ordinary Shares;

●the availability of information concerning the trading prices and volume of Ordinary Shares; and

●the number of broker-dealers willing to execute trades in Ordinary Shares.

Non-compliance with Nasdaq’s continued listing requirements and consequent delisting of Ordinary Shares from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade Ordinary Shares and would negatively affect the value and liquidity of Ordinary Shares. In the event of a delisting, holders of Ordinary Shares could face significant consequences, including, a determination that our securities are a “penny stock,” which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities, and limited amount of news and analyst coverage for us in the United States. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. Further, if our Ordinary Shares are delisted, we would incur additional costs under requirements of state “blue sky” laws in connection with any sales of our securities. This could severely limit the market liquidity of our Ordinary Shares and the ability of our shareholders to sell Ordinary Shares in the secondary market, and it may have an adverse impact on our business, operations, liquidity and cashflows on consolidated basis.

Compliance with rules and regulations applicable to U.S. reporting companies could cause us to incur additional costs, and any failure by us to comply with such requirements could negatively affect investor confidence in us and cause the market price of our securities to decline.

As a U.S. reporting company, we incur significant legal, accounting, and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our Annual Report. Effective internal control over financial reporting is necessary for us to provide reliable financial reports.

Complying with these rules and regulations may be difficult and costly for us. We have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with the Sarbanes-Oxley Act and other U.S. public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our securities to decline.

Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.

Our consolidated financial statements are prepared in accordance with IFRS. Yatra India’s financial statements are prepared in accordance with Ind AS or Ind AS 34, as applicable and restated in accordance with requirements of Section 26 of Part I of Chapter III of the Companies Act, SEBI Issue of Capital and Disclosure Requirements, or “ICDR,” Regulations and the Guidance Note on “Reports in Company Prospectuses (Revised 2019)” issued by ICAI. IFRS differs in certain significant respects from Indian GAAP, Ind AS, U.S. GAAP and other accounting principles with which prospective investors may be familiar in other countries. If our financial statements were to be prepared in accordance with such other accounting principles, our results of operations, cash flows and financial position may be substantially different, primarily on account of timing differences due to different statutory timelines for closure of the financial statements and difference in accounting principles. We have not attempted to explain those differences or quantify their impact on the financial data included in this Annual Report and prospective investors should review the accounting policies applied in the preparation of our financial statements and consult their own professional advisers for an understanding of the differences between these accounting principles and those with which they may be more familiar. Any reliance by persons not familiar with Ind AS accounting practices on the financial disclosures presented in this Annual Report should be limited accordingly.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under SEC’s rules, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

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

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Effective internal control over financial reporting is necessary for us to maintain reliability of financial reporting and preparation of financial statements. In connection with the preparation of our financial statements for the fiscal years ended March 31, 2024, we have identified material weaknesses in our internal control over financial reporting. As of March 31, 2024, our disclosure controls and procedures and our internal control over financial reporting were not effective. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Our internal controls over financial reporting were ineffective due to inadequacy of documentation for review controls pertaining to control attributes, precision levels applied, and documentation of completeness and accuracy of reports used impacting multiple financial statement accounts and the financial statement closing process. As part of our remediation efforts, during the fiscal year ended March 31, 2024, we were able to remediate the material weakness pertaining to design and operating effectiveness related to the Company’s freight forwarding business through improvements in the IT general controls. In relation to the material weakness pertaining to inadequacy of documentation for review controls, as described above, we have made improvements in the current year, however, such review controls need further enhancements related to documentation and are required to be operated consistently for a larger period of time to be concluded as effective. Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of March 31, 2024. See “Item 15 - Controls and Procedures.” As the remediation plans are or continue to be implemented, management may take additional measures or modify the measures being undertaken.

Our ongoing evaluation and testing may reveal additional deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We incur significant accounting and auditing expenses and spend significant management time complying with the requirements to evaluate and test our internal controls. If we are not able to comply with these requirements in a timely manner, or if we continue to identify material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities may decline, and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Inability to maintain adequate internal controls may affect our ability to effectively manage our operations, resulting in errors or information lapses.

As we continue to expand, our success depends on our ability to effectively utilize our resources and maintain internal controls. We may need to modify and improve our financial and management control processes, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve our controls, systems, and procedures, they may become ineffective and adversely affect our ability to manage our operations resulting in errors or information lapses that affect our business. Our efforts in improving our internal control systems may not result in eliminating all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls in future, our ability to manage our business effectively may materially and adversely be affected.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We believe that certain metrics are key to our business, including travel expenditures, customers, repeat customers, total transaction volume, gross bookings, customer traffic, monthly visitors, app downloads, number of travel agents and bookings. As the industry in which we operate continues to evolve, the metrics by which we evaluate our business may change over time. While these numbers are based on what we believe to be reasonable estimates, our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the Internet on multiple browsers or devices, some users may restrict our ability to accurately identify them across visits, some mobile applications automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on all our platforms. As such, the calculations of our traffic and monthly visitors may not accurately reflect the number of people actually visiting our platforms. Also, if the internal tools we use to track these metrics under-count or over-count performance or contain algorithmic or other technical errors, the data and/or reports we generate may not be accurate. In addition, historically, certain metrics were calculated by independent third parties, and have not been verified by us. We calculate metrics using internal tools, which are not independently verified by a third party. In addition, we continue to improve upon our tools and methodologies to capture data and believe that our current metrics are more accurate; however, the improvement of these tools and methodologies could cause inconsistencies between current data and previously reported data, which could confuse investors or lead to questions about the integrity of the data.

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

As per the notification No 52/2018-Central Tax and Notification No 02/2018-Integrated Tax dated September 20, 2018, Central Board of Indirect Taxes & Customs (“CBIC”) had notified with regards to tax collection at source (“TCS”) to be collected by every e-commerce operator for intra-state and inter-state taxable supplies made by third party suppliers on its platform respectively. By virtue of these notifications issued by CBIC, we, as an e-commerce operator, are required to collect TCS of an amount equivalent to 0.5% (Central Goods and Service Tax (“CGST”) and State Goods and Service Tax (“SGST”)) and 1% (under Integrated Goods and Service Tax (“IGST”)) of the net value of intra-state and inter-state taxable supplies respectively made through our platform by this party suppliers where the consideration with respect to such supplies is collected by us. This goods and service tax/service tax payable includes TCS payable on behalf of the airlines. We are in the process of seeking confirmation with respect to the TCS amounts payable by us to the Government of India on behalf of airlines that is recoverable from the respective airlines. However, there can be no assurance that we will be able to successfully recover such TCS amounts paid on behalf of airlines from them. In particular, if any airline challenges the amount recoverable or is otherwise unable to clear such dues to us on account of initiation of bankruptcy proceedings against such airlines or for any other reason, we may be unable to recover such amounts from the respective airlines and accordingly, our business, financial condition, cash flows and results of operations may be adversely affected.

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

Under current law, we expect to be treated as a foreign corporation for U.S. federal income tax purposes. Changes to Section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder, or future IRS guidance could affect our status as a foreign corporation for U.S. federal income tax purposes, and any such changes or future IRS guidance could have prospective or retroactive application. Any of these changes to such laws or regulations, or future IRS guidance, could adversely affect us.

If we were treated as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors in our Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, a foreign corporation is classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such taxable year is “passive income” (as defined in Section 1297 of the Code for such purposes) or (ii) 50% or more of the value of the assets held by such corporation (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce passive income or that are held for the production of passive income.

As discussed in “Item 10. Additional Information - E. Taxation: Material U.S. Federal Income Tax Consequences,” we do not believe we were PFIC for the taxable year ended March 31, 2024, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to our PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. The determination of the value of our assets may be based, in part, on the total market value of our Ordinary Shares, which is subject to change and may be volatile. Accordingly, there can be no assurance that we are not a PFIC or will not become a PFIC in the future.

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

Place of effective management of our Company as per Indian income tax laws

As per the provision of the (Indian) Income Tax Act, 1961, as amended, or the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing, or arising in India or deemed to have been received, accrued or arisen in India.

As per the IT Act a company incorporated outside India would be considered a resident in India if its Place of Effective Management, or PoEM, in that year is in India. Thus, a foreign company will be resident in India if its PoEM in that year is in India. The definition of PoEM has been explained to mean a place where key management and commercial decisions, which that are necessary for the conduct of the business in an effective and efficient manner of an entity, the business of an entity as a whole, are in substance made. PoEM is an internationally recognized concept and finds mention in several tax treaties.

The Central Board of Direct Taxes in India has issued guiding principles or Guidelines, which seek to provide guidance on determination of PoEM for determining residence in India of foreign companies. The Guidelines lay emphasis on the fact that the concept of PoEM is one where substance takes over form and its determination is driven by facts. An entity may have more than one place of management; however, it can only have one PoEM at any point in time. Determination of PoEM needs to be done on a year-on-year basis, and the process of such determination would primarily be based on whether the Company is engaged in “active business outside India”. If during a specific year, PoEM exists both in and out of India, the PoEM is presumed to be in India if it is predominantly in India. In a scenario where the PoEM of a company is determined to be in India, then such company would be deemed to an Indian tax resident and, accordingly, subject to taxes on its global income.

Business Connection.

As per the IT Act, persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing, or arising in India or deemed to have been received, accrued or arisen in India. Under the IT Act, one of the situations in which income is said to be deemed to be accrued in India is if it is earned through a “business connection” in India.

As per the provisions of the IT Act, the term “business connection” has been defined to include any business activity, which is carried out through a person who habitually exercises an authority to conclude contracts or maintains a stock of merchandise or secures orders mainly or wholly for the non-resident in India.

The Finance Act, 2018 (the “Finance Act”) has broadened the scope of the term “business connection” to include “significant economic presence (“SEP”) of the non-resident in India (irrespective of the fact that whether the non-resident has established a place of business in India or whether or not the non-resident renders service in India or whether or not the agreement for rendering such service or activities is entered in India). “Significant economic presence” has been defined to include (i) any transaction in respect of any goods/services/property carried out by a non-resident in India including provision of download of data or software in India if the aggregate of payments arising from such transactions exceed the prescribed threshold limit in a year; or (ii) regular interactions with the users in India beyond a prescribed threshold limit through digital means; or (iii) soliciting of business activities in a continuous and systematic manner through digital means. On May 3, 2021, the Central Board of Direct Taxes, notified a threshold limit for SEP.

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

However, a person not resident in India would also be entitled to claim benefits under the applicable Double Taxation Avoidance Agreement or DTAA between India and the country of its residence in case the DTAA consists of such provision. The provisions of the DTAA shall be applicable to the extent they are more beneficial than the IT Act.

General Anti-Avoidance Rule.

General Anti-Avoidance Rules, or GAAR, came into force from April 1, 2017. GAAR gives Indian tax authorities a wide range of powers while determining tax consequences of an arrangement, which is held to be an impermissible avoidance arrangement as defined in the IT Act.

The tax consequences of the GAAR provisions being applicable to an arrangement could result in denial of tax benefits, or tax treaty benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to our Company, it may have an adverse tax impact on us.

The impact of any or all the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing law, or the promulgation of new laws, rules, and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities.

We operate in various countries and changes in the tax rates or taw laws of any country could have an impact on our taxes. There may be changes in tax rates in some countries as a result of the OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) which aims to create a global minimum tax rate. There could be other changes in the international tax laws and practices as a result of other pillars of BEPS (including taxes on digital services) which may impact our tax cost.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities, and changes in such laws, rules and regulations may adversely affect our business and financial performance.

Many of the statutes and regulations that impose sales, use, occupancy, value-added and other taxes were established before the growth of the Internet, mobile networks, and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, the results could increase our tax incidence (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, it could decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance. In recent years, we have received notices from the Indian Tax Regulatory Authority for a demand of service tax on certain matters, some of which relate to the travel industry in India and involve complex interpretations of law. We have also received notices and various assessment orders from the Indian income tax authorities, to which we have responded. There can be no assurance what view the Indian tax authorities will take.

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

The regulatory and policy environment in India in which we operate is evolving and is subject to change. The Government of India may implement new laws or other regulations and policies that could affect the digital payment and financial service industry in general, which could lead to new compliance requirements, including requiring us to obtain approvals and licenses from the India government and other regulatory bodies, or impose onerous requirements. New compliance requirements could increase our costs or otherwise adversely affect our business, financial condition, cash flows and results of operations. Further, the manner in which new requirements will be enforced or interpreted can lead to uncertainty in our operations and could adversely affect our operations. Any changes to such laws, including the instances mentioned below, may adversely affect our business, financial condition, results of operations, cash flows and prospects.

For instance, the Indian Taxation Laws (Amendment) Act, 2019 prescribed certain changes to the income tax rate applicable to companies in India and companies can henceforth voluntarily opt in favor of a concessional tax regime (subject to no other special benefits/exemptions being claimed). Any amendment in the future may affect other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax-free bonds, and long-term capital gains on equity shares if withdrawn by the statute in the future. In addition, due to the COVID-19 pandemic, the Government of India had also passed the Taxation and Other Laws (Relaxation of Certain Provisions) Act, 2020, implementing relaxations from certain requirements under, amongst others, the Central Goods and Service Tax Act, 2017 and Customs Tariff Act, 1975.

Further, the Government of India has announced the Union Budget for Fiscal 2023, pursuant to which the Finance Act, 2023 has introduced various amendments. One example of the changes in the provision is the increase in rate of TCS charged on outbound (international) tour package from 5 percent points to 20 percent points with effect from October 1, 2023. This may however have minimal impact on our package business. In addition, unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations including foreign investment laws governing our business, operations and group structure could result in us being deemed to be in contravention of such laws or may require us to apply for additional approvals. We may incur incremental costs relating to compliance with such new requirements, which may also require effort in terms of managing time and other corresponding resources, and any failure to comply may adversely affect our business, results of operations and prospects. We may incur increased costs relating to compliance with such new requirements, which may also require use of managements time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. Uncertainty in the applicability, interpretation, or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

We cannot predict whether any new tax laws or regulations impacting our services will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have an adverse effect on our business.

Increased focus on our environmental, social and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention and willingness of customers and partners to do business with us.

Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers, and other stakeholders are increasingly focused on environmental, social, and governance (“ESG”) practices of companies. As we look to respond to evolving standards for identifying, measuring, and reporting ESG metrics, our efforts may result in a significant increase in costs and may nevertheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our cost of capital, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.

Our ability to achieve ESG goals and initiatives is subject to numerous risks including: (1) the availability and cost of limiting or eliminating our use of carbon-based energy sources and technologies; (2) evolving regulatory requirements affecting ESG standards or disclosures; (3) our ability to work with partners and providers that can meet our sustainability, diversity, and other standards; (4) our ability to recruit, develop, and retain diverse talent; (5) the impact of our organic growth and acquisitions or dispositions of businesses or operations on our ESG goals; and (6) customers’ actual demand for ESG-oriented product offerings, which may be more expensive and less available than other options.

The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve. The disclosure frameworks we choose to align with may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period. Ensuring there are systems and processes in place to comply with the various ESG tracking and reporting obligations will require management time and expense. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards or regulatory requirements, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, or investor could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets, and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.

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

We, through THCL Travel Holding Cyprus Limited (“THCL”) and Asia Consolidated DMC Pte. Ltd. (“ACDPL”), our subsidiaries, currently own 64.46% of the issued, subscribed, and paid-up Yatra India’s equity shares, par value INR 1 each (“Equity Shares”) and any future issuance of Equity Shares on the Indian stock exchanges, may result in dilution of stake of THCL and ACDPL in the Yatra India, which will indirectly, result in dilution of Yatra Online, Inc.’s (the “Company” “we,” “us,” “our” or “Yatra Online”) stake in Yatra India and would have a dilutive effect on the amount of distributions made to us. Dilution of stake pursuant to issuance of further securities, may result in an adverse impact on the price of our Ordinary Shares and may also have a material impact on ability of Yatra Online to secure a loan or otherwise raise additional capital for working capital, acquisitions, debt service requirements, the execution of our business strategy and other general corporate purposes.

Because holders of Yatra Online, Inc.’s Ordinary Shares and other equity securities do not directly own Equity Shares of Yatra India, such investors will not have any voting rights directly with respect to any such issuances or other activities of Yatra India.

The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries, including Yatra India’s public shareholders.

Because we are a holding company, claims by shareholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating entity, Yatra India, and its subsidiaries and public stockholders. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating entity, Yatra India and its subsidiaries will be available to satisfy the claims of our shareholders only after all of our and Yatra India’s and its subsidiaries’ liabilities and obligations have been paid in full, which will include Yatra India’s public shareholders.

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

In India, the Companies Act provides that certain important decisions must be approved by the shareholders of the Company. Some of the decisions that are required to be approved by the shareholders include:

●sale or transfer of substantial amount of assets; vary the rights of shareholders.

●borrow or invest beyond certain thresholds;

●declare dividends;

●approve any scheme of arrangement or compromise with creditors;

●reduce the share capital of the Company; and

●vary the rights of shareholders

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

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our Group. For example, under its consolidated foreign direct investment policy, or FDI Policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model, inventory, pricing and permitted services). India’s Department of Promotion of Industry and Internal Trade, or DPIIT, Ministry of Commerce and Industry also recently invited comments on a draft National E-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

Yatra India’s ability to raise foreign capital may be constrained by Indian law.

As an Indian company, Yatra India is subject to exchange controls that regulate borrowing in foreign currencies. Such regulatory restrictions limit its financing sources and could constrain its ability to obtain financings on competitive terms and refinance existing indebtedness. In addition, we cannot assure you that any required regulatory approvals for borrowing in foreign currencies will be granted to Yatra India without onerous conditions, or at all. Limitations on foreign debt may have an adverse effect on our business growth, financial condition, and results of operations.

Our business and activities are regulated by the Competition Act, 2002, as amended.

The Competition Act, 2002, as amended, or the Competition Act, regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, or to deny market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct, or combination has an appreciable adverse effect on competition in India.

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

Acquisitions, mergers, and amalgamations, which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

There are outstanding litigation proceedings involving Yatra India, its subsidiaries, its promoters and/or its directors. An adverse outcome may have an adverse impact on our reputation, business, financial condition, results of operations and cash flows.

There are certain outstanding legal proceedings involving Yatra India, its subsidiaries, its promoters and/or its directors, including certain proceedings related to tax matters, which are pending at various levels of adjudication before various courts, tribunals, and other authorities. For more information, see “Item 4. Information on the Company-B. Business Overview-Litigation.”

We cannot provide assurance that these legal proceedings will be decided in Yatra India’s favor or that of its subsidiaries, promoters or directors, as the case may be, or that no further liability will arise out of these proceedings. Further, such legal proceedings could divert management time and attention and consume financial resources. Decisions in such proceedings adverse to our interests may have an adverse effect on our business, results of operations, cash flows and financial condition.

Any variation in the utilization of the proceeds from the Indian IPO would be subject to certain compliance requirements, including prior shareholders’ approval.

Yatra India proposed to utilize the proceeds from the Indian IPO towards (i) strategic investments, acquisitions, and inorganic growth; (ii) investment in customer acquisition and retention, technology and other organic growth initiatives; and (iii) general corporate purposes. In accordance with Sections 13(8) and 27 of the Companies Act, Yatra India cannot undertake any variation in the utilization of the Net Proceeds without obtaining its shareholders’ approval through a special resolution. It is possible that it may not be able to identify suitable targets, or that if it does identify suitable targets, it may not be able to complete those transactions on terms commercially acceptable to Yatra India or at all. In the event of any circumstances that require Yatra India to undertake variation in the disclosed utilization of the proceeds from the Indian IPO, it may not be able to obtain the shareholders’ approval in a timely manner, or at all. Any delay or inability in obtaining such shareholders’ approval may adversely affect Yatra India’s business or operations. Further, the promoters in the Indian IPO, our wholly owned subsidiaries, would be required to provide an exit opportunity to the shareholders in the Indian IPO who do not agree with Yatra India’s proposal to change the objects of the Indian IPO or vary the terms of such contracts, at a price and manner as prescribed by the Securities and Exchange Board of India (“SEBI”). Further, we cannot assure you that we or the promoters will have adequate resources at our disposal at all times to enable us to provide an exit opportunity at the price prescribed by SEBI. Considering these factors, Yatra India may not be able to vary the objectives of the Indian IPO to use any unutilized proceeds of the Indian IPO, if any, or vary the terms of any contract referred to in the prospectus related to the Indian IPO, even if such variation is in the interest of Yatra India. This may restrict Yatra India’s ability to respond to any change in its business or financial condition by re-deploying the unutilized portion of the proceeds from the Indian IPO, if any, or varying the terms of contract, which may adversely affect our business, cash flows and results of operations.

Political, economic, or other factors that are beyond our control may have an adverse effect on our business and results of operations.

A substantial portion of our business and most of our employees are located in India, and as a result, our financial performance and the market price of our securities will be affected by changes in government policies impacting exchange rates and controls, interest rates, taxes, foreign investment, volatility in and actual or perceived trends in trading activity on India’s principal stock exchanges, prevailing economic conditions, policies to regulate inflation, other regulations impacting Indian businesses and the Indian economy as a whole. The Indian economy and its securities markets are influenced by economic developments and volatility in securities markets in other countries. Investors’ reactions to developments in one country may have adverse effects on the market price of securities of companies located elsewhere, including India. Adverse economic developments, such as rising fiscal or trade deficits, in other emerging market countries may also affect investor confidence, cause increased volatility in Indian securities markets, and indirectly affect the Indian economy in general. Any of these factors could depress economic activity and restrict our access to capital, which could have an adverse effect on our business, financial condition, cash flows and results of operations and reduce the price of the Ordinary Shares. Any financial disruption could have an adverse effect on our business, future financial performance, shareholders’ equity and the price of the Ordinary Shares.

We are dependent on domestic, regional, and global economic and market conditions. Our performance, growth and market price of our Ordinary Shares are and will be dependent to a large extent on the health of the economy in which we operate. There have been periods of slowdown in the economic growth of India. Demand for our products may be adversely affected by an economic downturn in domestic, regional and global economies. Economic growth in the countries in which we operate is affected by various factors, including domestic consumption and savings, balance of trade movements, namely export demand and movements in key imports, global economic uncertainty and liquidity crises, volatility in exchange currency rates, and annual rainfall which affects agricultural production. Consequently, any future slowdown in the Indian economy could harm our business, results of operations, cash flows and financial condition. Also, a change in the government or a change in the economic and deregulation policies could adversely affect economic conditions prevalent in the areas in which we operate in general and our business in particular and high rates of inflation in India could increase our costs without proportionately increasing our revenues, and as such decrease our operating margins.

The successful operation of our business depends upon the performance, reliability, and security of the Internet infrastructure in India, which could impair our ability to effectively operate our platform, provide our services and adversely impact our business.

All our products and services are made through our platform using the Internet. Accordingly, our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in India. In addition, to perform reliably, the fixed telecommunications networks and Internet infrastructure of Internet service providers in India, require maintenance and periodic upgrading of the appropriate networks and infrastructure which are beyond our control. We cannot assure you that our back-up and disaster recovery measures and business continuity planning will effectively eliminate or alleviate the risks arising from such contingencies. There can be no assurance that a more technologically sophisticated and reliable fixed telecommunications network or Internet infrastructure will be developed in India that will ensure our ability to deliver smooth and reliable provision of our services to our merchants and users on our platform. Our success will depend upon third parties maintaining and improving Internet infrastructure to provide a reliable network with adequate speed and data capacity and telecommunication networks with good quality of services and lower congestion.

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

India’s economy could be adversely affected by a general rise in interest rates, adverse weather conditions affecting agriculture, commodity, and energy prices as well as various other factors. A slowdown in the Indian economy could adversely affect the policy of the Government of India towards our industry, which may in turn adversely affect our financial performance and our ability to implement our business strategy. The Indian economy is also influenced by economic and market conditions in other countries, particularly emerging market conditions in Asia. A decline in India’s foreign exchange reserves may also affect liquidity and interest rates in the Indian economy, which could adversely impact our financial condition. A loss of investor confidence in other emerging market economies or any worldwide financial instability may adversely affect the Indian economy, which could materially and adversely affect our business, results of operations and the market price of the Ordinary Shares.

India has from time-to-time experienced instances of social, religious, and civil unrest and hostilities between neighboring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy. Several countries in Asia, including India, as well as countries in other parts of the world, are susceptible to contagious diseases and, for example, have had confirmed cases of diseases such as the highly pathogenic H7N9, H5N1 and H1N1 strains of influenza in birds and swine and more recently, the COVID-19 and Monkeypox virus.

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

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, including conditions in the United States, Europe, and certain emerging economies in Asia. Financial turmoil in Asia, the United States, the United Kingdom, Russia and elsewhere in the world in recent years has adversely affected the Indian economy. Any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector and us. Although economic conditions vary across markets, loss of investor confidence in one emerging economy could cause increased volatility across other economies, including India. Financial instability in other parts of the world could have a global influence and thereby negatively affect the Indian economy. Financial disruptions could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. Further, economic developments globally can have a significant impact on our principal markets. Concerns related to a trade war between large economies may lead to increased risk aversion and volatility in global capital markets and consequently have an impact on the Indian economy. Following the United Kingdom’s exit from the European Union (“Brexit”), there remains significant uncertainty around the impact of Brexit on the general economic conditions in the United Kingdom and the European Union and any consequential impact on global financial markets.

In addition, China is one of India’s major trading partners and there are rising concerns of a possible slowdown in the Chinese economy as well as a strained relationship with India, which could have an adverse impact on the trade relations between the two countries. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including India, implemented several policy measures designed to add stability to the financial markets. However, the overall long-term effect of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. Any significant financial disruption could have a material adverse effect on our business, financial condition, and results of operation. These developments, or the perception that any of them could occur, have had, and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. This could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the Ordinary Shares.

If inflation were to rise in India, we might not be able to increase the prices of our products at a proportional rate in order to pass costs on to our clients thereby reducing our margins.

Inflation rates in India have been volatile in recent years, and such volatility may continue in the future. India has experienced high inflation in the recent past. Increased inflation can contribute to an increase in interest rates and increased costs to our business, including increased costs of transportation, wages, raw materials, and other expenses relevant to our business.

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

Further, given the nature of our business, any fluctuation in the value of the Indian Rupee against the U.S. dollar, Euro, British pound sterling or other major currencies will affect customers’ travel behavior and, therefore, will have an impact on our results of operations. For example, in fiscal year 2019, the drop in the average value of the Indian Rupee as compared to the U.S. dollar adversely impacted the Indian travel industry as it made outbound travel for Indian consumers more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents. We currently do not have any hedging agreements or similar arrangements with any counterparty to cover our exposure to any fluctuations in foreign exchange rates.

A third party could be prevented from acquiring control of Yatra India because of anti-takeover provisions under Indian law which could affect the price of our Ordinary Shares.

There are provisions in Indian law that may delay, deter, or prevent a future takeover or change in control of Yatra India, even if a change in control would result in the purchase of the Equity Shares at a premium to the market price or would otherwise be beneficial to its shareholders. Such provisions may discourage or prevent certain types of transactions involving actual or threatened change in control of Yatra India. Under the Takeover Regulations, an acquirer has been defined as any person who, directly or indirectly, acquires or agrees to acquire shares or voting rights or control over a company, whether individually or acting in concert with others. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of Yatra India. Consequently, even if a potential takeover of Yatra India would result in the purchase of the Equity Shares at a premium to their market price or would otherwise be beneficial to its stakeholders, it is possible that such a takeover would not be attempted or consummated because of the SEBI Takeover Regulations. Further, certain transactions, including, without limitation, the sale of Equity Shares above certain thresholds or the sale of Equity Shares by shareholders holding specified number of shares or voting rights could be subject to the SEBI Takeover Regulations. Such transactions could require a potential acquirer to undertake an open offer process pursuant to the SEBI Takeover Regulations. Compliances specified under SEBI Takeover Regulations includes, requirements that we make an open offer, make an offer for delisting of the Equity Shares as applicable, disclose changes in shareholding or voting rights held by an acquirer in the company, may act as restrictions on our ability to dilute our stake in Yatra India or on Yatra India’s ability to enter into and timely consummate such transactions on favorable terms, which may adversely affect the market price and trading volume of the Equity Shares upon listing and may deter or prevent transactions, including dilution of stake by us which otherwise would be beneficial or in the interest of Yatra India or its shareholders. Further, in the event the offer to delist is made by an acquirer in terms of SEBI Takeover Regulations and/or SEBI Delisting Regulations, holders of the Equity Shares immediately before the completion of the open offer process made by an acquirer under SEBI Takeover Regulations could refuse to tender their Equity Shares, and accordingly, may continue to be minority shareholders following the completion of the open offer process. Further, such minority shareholders who refuse to tender their Equity Shares in an open offer could deter an acquirer from acquiring all of the outstanding Equity Shares, which could result in loss of opportunity beneficial to Yatra India, and or its shareholders. Further, in India, takeovers meeting certain thresholds are under the surveillance of the Competition Commission of India, or CCI, and are regulated by the CCI to determine if a proposed takeover would have an appreciable adverse effect on competition in the relevant market.

Fluctuation in the exchange rate between the Indian Rupee and foreign currencies may have an adverse effect on the value of the Equity Shares, independent of our operating results.

The Equity Shares of Yatra India, are quoted in Indian Rupees on the Stock Exchanges. Any dividends in respect of the Equity Shares will also be paid in Indian Rupees and subsequently converted into the relevant foreign currency for repatriation, if required. Any adverse movement in currency exchange rates during the time taken for such conversion may reduce the net dividend to foreign investors. In addition, any adverse movement in currency exchange rates during a delay in repatriating the proceeds from a sale of Equity Shares outside India, for example, because of a delay in regulatory approvals that may be required for the sale of Equity Shares may reduce the proceeds received by shareholders. For example, the exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially in recent years and may continue to fluctuate substantially in the future, which may have an adverse effect on the returns on the Equity Shares, independent of operating results, which could have an adverse effect on the price of the Ordinary Shares.

The Equity Shares of Yatra India are publicly traded and may experience price and volume fluctuations, an active trading market for the Equity Shares may not be sustained and the price of the Equity Shares may be volatile.

The Equity Shares are traded in India on the National Stock Exchange of India Ltd and BSE Limited but there can be no assurance that active trading in the Equity Shares will continue to be sustained. Investors may not be able to sell the Equity Shares at the quoted price if there is no active trading in the Equity Shares.

There has been significant volatility in the Indian stock markets in the recent past, and the trading price of the Equity Shares could fluctuate significantly as a result of market volatility or due to various internal or external risks. The market price of the Equity Shares may be influenced by many factors, some of which are beyond Yatra India’s control, including:

●	the failure of security analysts to cover the Equity Shares, or changes in the estimates of our performance by analysts;
●	the activities of competitors or suppliers;
●	future sales of the Equity Shares by Yatra India or its shareholders;
●	investor perception of Yatra India and the industry in which it operates;
●	Yatra India’s quarterly or annual earnings or those of Yatra India’s competitors;
●	developments affecting fiscal, industrial or environmental regulations;
●	the public’s reaction to press releases or adverse media reports; and
●	general economic conditions.

We cannot assure you that the price of the Equity Shares of Yatra India will correspond to the price at which Ordinary Shares trade on Nasdaq in the United States. Any fluctuations in the price of Equity Shares, could also impact the trading and price of the Ordinary Shares.

Under Indian law, foreign investors are subject to investment restrictions that limit Yatra India’s ability to attract foreign investors, which may adversely affect the trading price of the Equity Shares.

Under foreign exchange regulations currently in force in India, transfer of shares between non-residents and residents are freely permitted (subject to compliance with sectoral norms and certain other restrictions), if they comply with the pricing guidelines and reporting requirements specified by the Reserve Bank of India, or “RBI”. If the transfer of shares, which are sought to be transferred, is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions referred to above, then a prior regulatory approval will be required. Further, unless specifically restricted, foreign investment is freely permitted in all sectors of the Indian economy up to any extent and without any prior regulatory approvals, but the foreign investor is required to follow certain prescribed procedures for making such investment. The RBI and the concerned ministries/departments are responsible for granting approval for foreign investment. Additionally, shareholders who seek to convert Rupee proceeds from a sale of shares in India into foreign currency and repatriate that foreign currency from India require a no-objection or a tax clearance certificate from the Indian income tax authorities.

In addition, pursuant to the Press Note 3 of 2020, dated April 17, 2020, issued by the DPIIT, which has been incorporated as the proviso to Rule 6(a) of the FEMA Rules, investments where the beneficial owner of the Equity Shares is situated in or is a citizen of a country which shares land border with India, can only be made through the Government approval route, as prescribed in the consolidated FDI Policy circular of 2020, dated October 15, 2020, issued by DPIIT, and the FEMA Rules.

We cannot assure you that any required approval from the RBI or any other governmental agency can be timely obtained with or without any particular terms or conditions or at all.

The characteristics of the capital markets in the United States and in India are different, which may cause volatility to the market price of the Equity Shares and Ordinary Shares.

The Indian Stock Exchanges and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). Further, Equity Shares will not be interchangeable or fungible with Ordinary Shares traded on Nasdaq, and there is no trading or settlement between either Nasdaq on the one hand, and the Indian Stock Exchanges on the other hand. As a result of these differences, the trading prices of our Ordinary Shares and Equity Shares might not be the same, even allowing for currency differences. Fluctuations in the price of our Equity Shares due to circumstances peculiar to Indian capital markets, economic and political conditions, could materially and adversely affect the price of our Ordinary Shares and vice versa.

Conflicts of interest could arise between the interests of Yatra India’s shareholders and the interests of holders of the Ordinary Shares, which may impede business decisions that could benefit shareholders.

Conflicts of interest could arise on account of common directors on our Board and Yatra India, and as a result of the relationships between us and Yatra India. Our directors and officers have duties to us and our shareholders under applicable Cayman Islands law, which may result in a conflict of interest in allocating potential opportunities, management time, services, and other functions between us and Yatra India. Certain directors, officers and key personnel are also officers and key personnel of Yatra India, which may result in competing demands on their time and resources for addressing the requirements of operations and business of our Company and Yatra India which may further lead to (i) conflicts of interest, (ii) impede independent business decision making, (iii) result in actions or inactions that are detrimental to business and operation and harm the implementation of the investment objectives. We cannot be sure that directors, officers, and key personnel acting on behalf of Yatra India will act in our best interests when deciding on matters relevant for business and operations of our Company. We may not be able to resolve conflicts that may arise in future, in a manner which is in best interests of the shareholders of the Equity Shares and Ordinary Shares and can have an adverse impact on our business, operations, and financial position.

Risks Related to Our Financing Needs

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.

We believe that our existing cash and cash equivalents will be sufficient to fund our operations, but our expenses may be greater than forecasted and we may need to raise additional funds to continue our operations. We nevertheless might be unable to obtain additional debt or equity financing on favorable terms, or at all. If we were able to raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the value of our securities could decline. If we were to engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the availability of funds depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable terms or at all to fund investments, acquisitions, share repurchases, dividends, debt refinancing or other corporate needs, or that our counterparties in any such financings would honor their contractual commitments. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to execute on our growth strategy, which could reduce our ability to compete successfully and harm our business or we may have to curtail or cease our operations.

Raising additional capital may cause dilution to our shareholders, restrict our operations, or require us to relinquish substantial rights.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends, and may be secured by all or a portion of our assets. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs and such efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and market our products. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

We cannot assure that we will be able to secure adequate financing to meet our working capital requirements in the future on acceptable terms or in requisite time.

We may require additional funds in connection with our future business expansion, development initiatives or for running the business in the ordinary course, such as brand building initiatives and development and augmentation of our website and mobile application. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, conditions in the capital markets in which we may seek to raise funds and general economic, political, and other conditions in India and elsewhere. In obtaining the additional source of funding, to meet such working capital requirements, we may enter into new debt facilities with lending institutions or raise additional debt in the capital markets. If we decide to raise additional funds through the incurrence of debt, our interest obligations will increase, and we may be subject to additional restrictive covenants. Such financing could cause debt-to-equity ratio to increase or require us to create charges or liens on our assets in favor of such lenders. If we decide to raise additional funds through the issuance of equity (other than through a rights issue to the existing shareholders), the ownership interest of our existing shareholders will be diluted. The ability and willingness of the lenders is dependent on several factors outside our control and therefore, we cannot assure you that we will be able to secure adequate financing in the future on acceptable terms, in time, or at all. Our failure to obtain sufficient financing could result in the delay or abandonment of any business growth or implementation of our business development plans and this may affect our business and future results of operations.

Risks Related to Our Ordinary Shares

We are a Cayman Islands company and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) (the “Companies Act”) of the Cayman Islands Companies Law (“Companies Law”) (2020 Revision, as the same may be supplemented or as amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from such rights and fiduciary responsibilities under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S. and certain U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court in the U.S.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against our Company judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against our Company predicated upon the civil liability provisions of the securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind of enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, which would not have been enforceable upon the application of the traditional common law principles summarized above. The Judicial Committee of The Privy Council of the Cayman Islands held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You will have limited ability to bring an action against our Company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the U.S..

We are incorporated in the Cayman Islands and conduct the majority of our operations in India. Most of our assets are located outside the U.S. A majority of our officers and directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it could be difficult or impossible for you to bring an action against our Company or against these individuals in the Cayman Islands or in India in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of India could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, the Board or controlling shareholders than they would as public shareholders of a U.S. company.

As a foreign private issuer under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the U.S. or otherwise subject to these rules and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a foreign private issuer under the Exchange Act and, therefore, are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii) our business is administered principally in the U.S. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the U.S. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Stock Market corporate governance listing requirements applicable to U.S. domestic issuers.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we are subject to the Nasdaq Stock Market corporate governance listing requirements. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing requirements.

We have a staggered Board, which could impede an attempt to acquire our Company or remove our management.

Our Board is divided into three classes, each of which serves for a staggered term of three years. A staggered board makes it more difficult for shareholders to change a majority of the directors since only a particular class of existing directors may be replaced at any election of directors. This arrangement may have the effect of keeping the current members of our Board in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our Company or change or remove our management.

See “As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.”

In connection with our Business Combination Agreement, we granted certain shareholders rights to nominate directors for election to our Board and also entered into an Investor Rights Agreement with certain of those shareholders, which provides additional rights to nominate directors for election to our Board. We also entered into cooperation agreements with certain shareholders, pursuant to which we appointed directors to our Board. Except as provided in the Business Combination Agreement and the Investor Rights Agreement and the cooperation agreements, our shareholders do not have the ability to nominate directors for election to our Board.

On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corp. (the “Investor Rights Agreement”) stockholders and Yatra Online shareholders who received certain of our Ordinary Shares in connection with the Business Combination Agreement. The Investor Rights Agreement granted each of MIHI LLC and, collectively, the Terrapin Sponsors the right to designate one representative to attend any or all meetings of our Board in a non-voting observer capacity (the “Board Observer Right”), which terminates when they no longer own at least 5% of our outstanding Ordinary Shares. As of June 30, 2024, MIHI LLC no longer holds its Board Observer Right. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of any of the directors initially designated by our Company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director.

See “Our business could be negatively affected as a result of actions of activist shareholders and shareholder advisory firms.”

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

Outstanding options, which are exercisable for our Ordinary Shares and restricted securities that vest, may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of June 30, 2024, there were outstanding options to purchase an aggregate of 4,238,315 Ordinary Shares (including 3,795,270, Company restricted stock units (“RSU”) and performance stock units (“PSUs”)), outstanding RSU and PSU which, when vested, may result in the issuance of 3,795,270 Ordinary Shares. Likewise, 443,045 outstanding options when exercised, may result in the issuance of 443,045 Ordinary Shares. To the extent the above-described options are exercised, the above-described restricted or performance units vest, or if we issue any additional equity securities, including but not limited to options, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sale of a substantial numbers of such shares in the public market, the fact that such options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our future ability to raise capital through offerings of our Ordinary Shares.

As of June 30, 2024, entities affiliated with MAK Capital One LLC and Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the “Terrapin Sponsors”) and certain of their affiliated entities (including Nathan Leight), entities and people affiliated with Altai Capital Management, LLC, entities affiliated with The 2020 Timothy J. Maguire Investment Trust and entities affiliated with Vincent Smith beneficially own approximately 46.63% of the issued and outstanding shares of our Company, assuming the conversion into Ordinary Shares of all Yatra USA, Corp. (“Yatra USA”) Class F Shares (the “Yatra USA Class F Shares”) based on information known to us or ascertained by us from public filings made by such shareholders. As restrictions on resale end, the market price of our Ordinary Shares could be adversely affected if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

As of June 30, 2024, we had 59,721,499 Ordinary Shares issued and outstanding, 1,854,871 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), and Yatra USA had 1,854,871 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Share in the Company at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could be adversely affected. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

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

We will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries, and limitations on their ability to pay dividends or make distributions to us could adversely impact shareholders’ ability to receive dividends on our Ordinary Shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary, except for Middle East Travel Management Company Private Limited, has not paid any cash dividends on its Equity Shares. Middle East Travel Management Company Private Limited paid a dividend in fiscal year 2024 to ACDPL, a subsidiary of the Company. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, and as such it is subject to certain limitations with respect to dividend payments and increased tax payments on any such distribution. Limitations on our subsidiaries’ ability to pay dividends to us could adversely impact our shareholders’ ability to receive dividends on our Ordinary Shares.

We have not made any dividend payments in the past and our ability to pay dividends in the future will depend on our earnings, financial condition, working capital requirements, capital expenditures and restrictive covenants of our financing arrangements.

We have never declared or paid any cash dividends on our Ordinary Shares. Our ability to declare and pay dividends in the future and the amount of any such dividends, if declared, will depend on a number of factors including distributable surplus available as per applicable law, our liquidity position and future cash flow needs, track record of the dividend amounts distributed by us, payout ratios of comparable companies, the prevailing taxation policy, or any amendments expected thereof, with respect to distribution of dividends, our capital expenditure requirements considering opportunities for expansion and acquisition, cost and availability of alternative sources of financing, stipulations/covenants contained under any loan agreements, prevailing macroeconomic and business conditions and other factors, as may be considered relevant by our Board.

The declaration and payment of dividends will be recommended by our Board, at its discretion, and approved by the shareholders, at their discretion, subject to applicable law.

We may decide to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we may not declare dividends in the foreseeable future. We cannot assure you that we will have the ability to declare dividends in the future. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of the Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value.

If the benefits of any of our acquisitions do not meet the expectations of investors or securities analysts, the market price of our securities may be impacted.

If the benefits of any of our past or potential future acquisitions do not meet the expectations of investors or securities analysts, the market price of our securities may be impacted. In addition, the trading price of our securities following any acquisition could be volatile and subject to wide fluctuations in response to various factors relating to our acquisition activity, some of which are beyond our control. In addition, any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further be impacted.

Factors affecting the trading price of our securities may include:

●	our ability to successfully complete any past or potential future acquisition, and realize the anticipated benefits of such acquisitions;

●	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning our Company or our industry in general;

●	operating and stock price performance of other companies that investors deem comparable to ours;

●	our ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	changes in the volume of our Ordinary Shares available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

●	any continued slowdown in India’s economic growth;

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism; and

●	natural calamities such as earthquakes, tsunamis, floods, droughts and pandemics or other health crises.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for travel-related securities or the stocks of other companies which investors perceive to be similar to ours could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

On January 17, 2022, we entered into a Cooperation Agreement (“Maguire Cooperation Agreement”), wherein we agreed to appoint Roshan Mendis to the Board, for a term of office that expired at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment to Maguire Cooperation Agreement dated August 29, 2023, Mr. Roshan Mendis was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Roshan Mendis.

In July 2022, we received notice from MAK Capital One L.L.C., one of our shareholders, recommending that we make certain corporate governance and board structure changes, in addition to changes to our composition and stockholder engagement process. On July 17, 2022, we entered a Cooperation Agreement (“MAK Cooperation Agreement”) with MAK Capital One L.L.C., pursuant to which Michael A. Kaufman was appointed to the Board for a term expiring at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment to MAK Cooperation Agreement dated August 29, 2023, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman.

If we become engaged in a process or proxy contest with an activist shareholder in the future, our business could be adversely affected, as such activities could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our business plan. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or actual or potential changes to the composition of our Board of Directors or management team may lead to the perception of a change in the direction of our business, instability or lack of continuity, which may be exploited by our competitors, cause concern to current or potential clients and financing sources and make it more difficult to attract and retain qualified personnel. If potential or existing clients or customers choose to delay, defer, or reduce transactions with us or transact with our competitors instead of us because of any such issues, then our results of operations could be adversely affected. Similarly, we may suffer damage to our reputation (for example, regarding our corporate governance or shareholder relations) or brand by way of actions taken or statements made by outside constituents, including activist investors and shareholder advisory firms, which could adversely affect the market price of our ordinary shares, resulting in significant loss of value, which could impact our ability to access capital, increase our cost of capital, and decrease our ability to acquire properties on attractive terms.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market price for Ordinary Shares and Equity Shares and trading volume could be adversely impacted.

The trading markets for our Ordinary Shares and/or Equity Shares will rely in part on the research reports that equity research analysts publish about Yatra India and our business. While research analysts in India are subject to applicable laws, including those of the Securities and Exchange Board of India (Research Analysts) Regulations, 2014, we do not control the analysts, or the reports published by analysts thereof. If research analysts do not maintain adequate research coverage of Yatra India or us or if one or more of the analysts who covers us or Yatra India downgrades our Ordinary Shares or Equity Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares or Equity Shares may be adversely impacted. If one or more of these analysts cease coverage of Yatra India or us or fail to publish reports or publish negative but complete, accurate and fair reports it could have material adverse impact on our business, operations, market price or trading volume for Ordinary Shares or Equity Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

Yatra Online, Inc. is a Cayman Islands exempted company with operations primarily in India. We were incorporated as a private exempted company with limited liability on December 15, 2005 and subsequently became a U.S. public company upon the consummation transactions contemplated by of the Business Combination Agreement among the us, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (the “Business Combination Agreement”). Our registered office is located at c/o Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our principal executive office is located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, and our telephone number at this office is +91- 124-4591700. Our principal website address is www.yatra.com. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report and you should not consider it a part of this Annual Report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC that may be accessed at http://www.sec.gov.

Yatra India is a Public Limited Company with operations primarily in India and an indirect 64.46% owned subsidiary of Yatra Online, Inc. Yatra India was incorporated as a private company with limited liability on December 28, 2005 and subsequently became a public company on November 17, 2021 and subsequently was listed on the NSE and BSE on September 28, 2023. Yatra India is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra India is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 15 million travelers that have booked their travel through us as of March 31, 2024. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report and you should not consider it a part of this Annual Report.

B. Business Overview

Our Company is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 15 million travelers that have booked their travel through us as of March 31, 2024. We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2,305,097 tie-ups, as of March 31, 2024.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays, and other accommodations, with approximately 108,800 hotels and homestays in approximately 1,506 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 803 holiday packages and more than 1,484 other activities such as tours, sightseeing, shows and events.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Reserve Bank of India, India’s GDP growth came in at 8.2% for fiscal year 2024 versus 7% in fiscal year 2023. The Reserve Bank of India is forecasting GDP growth of 7.2% for fiscal year 2025. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with 849 large corporate customers and approximately 56,125 registered small and medium-sized (“SME”) customers as of March 31, 2024 and one of the largest consumer online travel companies (“OTC”) in the country in terms of gross booking revenue for fiscal year 2023 (Source: CRISIL Report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: business to consumer (“B2C”) and business to business (“B2B”) which includes business-to-enterprise and business-to-agents. We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 53,340 travel agents in approximately 1,063 cities across India as of March 31, 2024.

Our business is based on a common technology platform that serves our customers through multiple mobile applications as well as our website www.yatra.com. Our common platform approach provides us with a scalable, comprehensive, and consistent user experience across each of our go-to-market channels and helps us innovate effectively. We believe that this approach drives user familiarity with our service and encourages cross sell and repeat usage by our customers, which further enhances customer loyalty for our business. This approach has enabled us to reduce development costs and accelerate “time-to-market” as new features and services can be launched simultaneously across channels. Our technology platform has been designed to deliver a high level of reliability, security, scalability, integration and innovation.

1. Data for the 12 months ended March 31, 2024, for flagship brand yatra.com only and excludes data from B2B businesses.

2. Cumulative as of March 31, 2024; does not include data for B2B businesses.

3. Approximate count as of March 31, 2024.

We define a “visit” as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events, and transactions. We use “traffic” and “visits” interchangeably in this Annual Report.

We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2024, our web and mobile properties received approximately 140 million visits. Our mobile applications have been downloaded approximately 28 million times as of March 31, 2024.

Based on our large and loyal customer base, our comprehensive service offerings, our experienced management team and our multi-channel strategy, we believe that we are well-positioned to capitalize on the burgeoning Indian travel market. Our brand is among the most well-recognized in not only the Indian online travel industry, but all of Indian Internet commerce, and we believe that this creates a significant competitive advantage. Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience, and meet the changing needs of business and leisure travelers. For example, we have opened our holidays booking platform to third-party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

To further strengthen customer loyalty and provide an incentive to the employees of our corporate customers to transact with us as B2C customers, we operate a proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. Our eCash loyalty program acts as a surrogate and fills the loyalty gap that exists across product categories such as air travel and hotels in the travel market in India. We currently have over approximately seven million eCash registered users on our platform. During fiscal year 2024, approximately 93%% of our customers’ visits have been from direct and organic traffic. We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us.

We believe our brand is among the most well-recognized Internet brands in the Indian travel industry. Leveraging our brand and technology platform, we intend to continue to expand and enhance our offerings through innovative travel solutions that will grow our business, improve our customer experience, and meet the changing needs of business and leisure travelers. For example, we have opened our holidays booking platform to third-party vendors enabling them to sell holiday products alongside those packaged by us using our platform as a marketplace, providing our customers with a wide selection of products and services.

We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business, or “Hotels and Packages Business,” in the second and fourth calendar quarters of each calendar year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

Our revenue from rendering of services was INR 1,817.4 million in fiscal year 2022, INR 3,405.5 million in fiscal year 2023 and INR 3,583.8 million in fiscal year 2024. Our Adjusted Margin was INR 2,971.7 million in fiscal year 2022, INR 5,578.9 million in fiscal year 2023 and INR 5,821.6 million in fiscal year 2024. In addition, our Gross Bookings for Air Ticketing Business, Hotels and Packages Business and other services was INR 34,298.4 million in fiscal year 2022, INR 67,397.5 million in fiscal year 2023 and INR 75,948.0 million in fiscal year 2024. During fiscal year 2022, 2023 and 2024 our net losses were INR 482.5 million, INR 288.2 million and INR 329.9 million respectively.

During fiscal year 2024, we grew Gross Bookings by 12.7% as compared to fiscal year 2023. Adjusted Margin during the same period grew by 4.4%.

Gross Bookings for Air Ticketing Business was INR 27,648.8 million for fiscal year 2022, INR 56,408.4 million for fiscal year 2023 and INR 64,950.1 million for fiscal year 2024, while Adjusted Margin was INR 2,211.1 million, INR 4,335.3 million and INR 4,502.4 million respectively. Similarly Gross Bookings from Hotels and Packages Business was INR 3,487.3 million for fiscal year 2022, INR 8,178.1 million for fiscal year 2023 and INR 8,758.9 million for fiscal year 2024, while Adjusted Margin was INR 599.1 million, INR 1,065.9 million and INR 1,140.1 million respectively.

Our revenue from rendering of services was INR 3,583.8 million in fiscal year 2024 and INR 3,405.5 million in fiscal year 2023, representing an increase of 5.2% over that period. Our Adjusted Margin was INR 5,821.6 million in fiscal year 2024 and INR 5,578.9 million in fiscal year 2023, representing an increase of 4.4%. In addition, our Gross Bookings for our Air Ticketing Business, Hotels and Packages Business and Other services increased to INR 75.9 billion in fiscal year 2024 from INR 67.4 billion in fiscal year 2023, representing an increase of 12.7%. During fiscal years 2024 and 2023, our net losses were INR 366.5 million and INR 288.2 million, respectively.

Adjusted Margin is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics.”

We have invested significant capital on our technology platform and on sales and marketing efforts to build our brand and to acquire customers. Our mobile traffic increased by approximately 177% in fiscal year 2024 as compared to fiscal year 2023. The increase in traffic has been contributed to by both our technological developments along with rebound in the overall travel industry.

During the fiscal year 2024, 28 million mobile applications were installed with a significant portion being on devices run on the android operating system. In addition, we received approximately 12 million online shoppers’ visits on our platform each month.

Unless otherwise specifically stated, the market and industry information and statistics included in the below description of our business is as of March 31, 2024.

Our Approach

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. India’s GDP growth is expected to come in at 7.2% in fiscal year 2024 from 8.2% in fiscal year 2023 up from 7% in fiscal year 2022.

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

We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across our go-to-market channels, each of which has experienced strong growth in gross bookings. Using our common technology platform, business customers, who are introduced to our platform through their employers, are able to explore and book their leisure travel, and in some cases our eCash program rewards and incentivizes them for doing so. We believe that these aspects of our platform and the high number of repeat visitors and repeat transactions provide us with a cost-effective way to grow our business while providing a high-quality service to our customers.

Distribution Platforms

Our distribution platforms are a combination of our website, mobile applications, and network of travel agents as well as call centers specifically for holiday packages. The wide range of our distribution platforms provides us access to Indians traveling domestically or internationally and to non-resident Indians and others traveling inbound to India and to other countries.

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C and B2B channels. Our customer “touch-points” include our mobile applications, website, and call centers as well as ‘embedded’ teams within some of our B2B clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering approximately 53,340 agents in approximately 1,063 cities across India as of March 31, 2024. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2B customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

Our website and mobile applications provide the following capabilities:

●	Exploring & Searching: Our web and mobile platforms enable customers to explore and search flights, hotels, holiday packages, buses, trains, and activities. We have developed a Natural Language Processing/Machine Learning, or NLP/ML based text/voice search engine on our website to optimize search results. We also have an NLP/ML-based customer support knowledge engine to address users’ queries without dialing the call center, thereby reducing the servicing cost and increasing customer satisfaction levels. To further engage consumers, we have a number of features such as “Lowest Fare Finder,” “Super Saver,” “Things To Do” and notifications.

●	Total Visibility: Using our platform, customers are able to search for the lowest price available on any given date, identify dates with public holidays and widely celebrated events, and obtain additional information such as Google reviews, information on refundable or non-refundable fares and number of stops on airline bookings and hotel and room amenities.

●	Booking: Once a customer has decided to book travel, we offer a range of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms as well as buy-now-pay-later and no cost EMI facility.

●	Carbon Emission for Flights: A customer will be provided flight specific and seat specific details of carbon emissions next to the price and duration of the flight. This will help the customer to make more sustainable choices and will help customers track their footprint. The feature has been introduced in the pursuit of achieving the Sustainable Development Goals set by the United Nations General Assembly.

●	In addition, for international transactions, we use a “Dynamic Currency Converter,” which supports 29 currencies and converts prices from INR to another currency so that international credit cards can be charged.

●	Virtual Assistance: In March 2018 we launched “YUVA”, which stands for Yatra Universal Virtual Assistant. This feature allows the customer to use both voice and text to communicate Yatra support on the go. YUVA is available on desktop, Android, and iOS. Supporting various Indian accents, YUVA enables intuitive customer interaction in a relatively human-like way, answering questions related to flight bookings and providing assistance in real time.

●	Meta Search Tool: In April 2022, we launched a Meta Search Tool for our corporate customer base. This will help large corporate customers with multiple vendor partners to search across those vendors and display the best available option for their employees on a single screen along with the rates directly contracted by the corporates with the airlines and the hotels. This option is available across domestic and international flights and hotels. This is an expansion of our self-book platform to a platform with rich integrations, special request management, advanced supplier management and precise and agile reconciliations and dashboards.

●	Strategic Partnership with Cleartrip.com: In February 2022 we entered into a strategic association with Flipkart (part of Walmart group) owned Cleartrip.com, wherein Cleartrip’s customers would have access to yatra.com’s inventory of 108,800 hotel and home stays of various kinds ranging from 5 Star luxury properties to alternative accommodation such as villages, guesthouses and service apartments in approximately 1,506 cities in India.

●	Yatra Prime: During May 2023, Yatra launched a travel subscription plan “Yatra Prime” to target high spending frequent travelers and family travelers. The program provides variety of benefits to customers such as no convenience fee, special fares on domestic offers, access to dedicated and on-priority VIP customer support. The endeavor of program is to make travel more affordable, convenient, and enjoyable for customers. In 2024, Yatra prime extended to hotels as well.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

●	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 28 million times.
●
●	Yatra Corporate: A self-booking application for our business customers.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and as of fiscal year 2024, our mobile platforms accounted for approximately 79% of our total consumer visits.

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

Customers can quickly review the pricing and availability of our products and services, evaluate and compare options, and book and purchase such products and services online within a few minutes. For our holiday packages, customers can submit their inquiries through our websites and our sales representatives contact such customers to follow up and process the transaction, if required. In addition to our product and services information, our websites feature comprehensive travel advice ranging from basic information to customer reviews for the destinations we cover. Customers may post questions and queries regarding specific products and services and receive timely responses online from customer service representatives, which in turn facilitates their travel planning, product selection, reservations, and payments. Customers can also raise complaints about our travel products and services through e-mail or contact us on our customer care number. Our websites have been designed to provide a user-friendly experience to customers and is reviewed and upgraded from time to time.

Mobile Applications

Our mobile applications have been downloaded approximately 28 million times, as of March 31, 2024.

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

Compare and Select. Our websites and mobile application display various possible selections and provides additional information about the products and services and prompts the customer with available special offers or provides additional information about the product. We also provide the customer with information regarding the travel product in details together with photographs as well as reviews and ratings. The customer can sort, refine, or rank search results by further defining certain search parameters such as price range, ratings, popularity and amenities.

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

Travel Agent Network

Our travel agent network has access to Yatra’s customized portal, which allows them to offer their customers our various product and services. We believe this allows us in addressing the needs of a large and fragmented market of travel agents as well as in reaching customers in smaller markets, within the Tier 2 and Tier 3 cities. We have a wide network of travel agents of approximately 53,340 travel agents registered with us across almost all major cities in India, as of March 31, 2024.

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

We have invested in developing and promoting our brand, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. Traditional or offline channels include print, radio, television, mass media campaigns, and short messages as well as through our call centers. Online marketing includes search engine marketing and other innovative digital marketing tools, such as search engine monetization, viral marketing and online display banners; other advertising networks, including mobile advertising partners; search engine optimization and display advertising on websites along with e-mails. Social media marketing incudes continuous engagement on social media platforms. Our presence in online social media enables us to grow and maintain engagement with our targeted customers. Our advertising and sales promotion expenses accounted for 61.0% of our Adjusted Margin in Fiscal 2024.

Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers including certain women centric marketing campaigns that we have introduced recently. As part of our cross- marketing effort, we have entered arrangements with various banks and payment gateways offering promotions for purchase of tickets on our websites and mobile applications platforms.

Nielsen study ranked us second among all travel brands in India behind the MakeMyTrip-Goibibo group. Our total awareness score of 63 puts us well ahead of our Indian peers such as Cleartrip, Easemytrip and Ixigo.

TOM - Top of Mind Recall

In terms of Top-Of-Mind recall, we were more than 3x ahead of our Indian peers - Cleartrip, Easemytrip and Ixigo.

Our Products and Services

We offer a comprehensive range of travel and travel-related products and services catering to the needs of passengers traveling domestically, as well as traveling to and from international destinations. We provide customers with various tools and information that they need to research, plan, book and purchase travel products and services in India as well as outside India. We offer our products and services online through our websites and mobile applications and use data and analytics to personalize the customer experience on our websites and mobile applications, based on past searches and purchasing history, which we believe increases engagement and likelihood of purchase.

We believe that we have built and continue to maintain strong relationships across our portfolio of suppliers for airlines, hotels, and holiday packages. We have teams managing our existing airline relationships, hotel relationships and holiday packages. These teams also work to expand our offerings and network. A selective mix of negotiated rates, payment terms and co-participation promotions has resulted in a compelling consumer portfolio offering with an opportunity to leverage our large customer base and cross-sell effectively.

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

Air Ticketing Business

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. We provide our customers with access to over 400 airlines for domestic and international travel. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air India, Air India Express, Akasa Air, IndiGo, SpiceJet, Vistara, Alliance Air, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

Our airline ticketing business provides comprehensive information and options to consumers. Our comprehensive and integrated platform is designed to allow customers to use customizable search and filter options to list, make selections and execute transactions, all in a seamless fashion. Customers can search and sort by date, airline, class of travel, fare price, origin, destination, and number of stops, and our search results can be enhanced by our customers’ recent searches, history, and preferences.

We earn commissions and incentives from airlines for tickets booked by customers through our various sales channels. We either deduct commissions at the time of payment of the fare to our airline suppliers or we collect our commissions from our airline suppliers. Incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets and receive fees from our GDS service providers based on the volume of sales completed by us through GDS. Revenue from airline tickets sold as part of packages is eliminated from our Air Ticketing Business revenues and added to our Hotels and Packages Business revenue. In addition, we also earn revenue from convenience fee, cancellation service charges, rescheduling charges, and advertisement revenue that we may charge along with the travel booking.

During the year ended March 31, 2024, air passengers booked increased by 24% year over year and air gross bookings increased by 15% over the same period.

(1)	Data for flagship brand Yatra.com only.
(2)	Please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.
(3)	Numbers for fiscal year 2019 include TCIL performance for two months.

Hotels and Packages Business

Hotels

As of March 31, 2024, our customers can review and book flights on all major Indian and international airlines, and accommodations at approximately 108,800 hotels and homestays in approximately 1,506 cities and towns in India as well as more than 2 million hotels around the world. In fiscal year 2024, more than 1.7 million standalone hotel room-nights were booked through our platforms.

Contracting with hotels is done by a dedicated team that is responsible for onboarding listed properties as well as negotiating rates and promotions. Hotels can also self-manage their rates, inventories, promotions, and margins using our extranet (mobile and web versions). Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Revenue from our Hotels and Packages Business includes commissions and markups that we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis. From fiscal year 2023 to fiscal year 2024, our Hotels and Holiday Packages’ Gross Bookings increased by 7.1% due to an increase in hotel room-nights sales. However, recovery in sale of holiday packages has been lower due to restrictions on international travel, which were in force for a significant part of the fiscal year.

We believe that Yatra has India’s largest hotel inventory with approximately 108,800 properties on our platform, especially in the key “budget” category in Tier 2 and Tier 3 cities that matches Indian consumers’ preferences.

(1)	Management estimates, as of March 31, 2024.
(2)	Includes approximately 4,800 homestay accommodations.
(3)	Premium hotels include 4- and 5-star accommodations, mid-segment hotels include 3-star accommodations and budget hotels include all other accommodations (including homestay accommodations).

Holiday Packages

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumers, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. We have approximately 887 holiday packages to destinations within India, Asia, the Middle East, and Europe and have established ground handling operations and partnerships in Dubai, Singapore, Thailand, and Malaysia. We also opened our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products.

(1)	Numbers for fiscal year 2019 include Travel.co.in Private Limited (“TCIL”) performance for two months.

(2)	Please refer to “Item 5. Operating and Financial Review and Prospect-Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

Other Services

Rail Ticketing

To leverage the convenience of online bookings, we entered the rail travel market in September 2007 with inventory made available by IRCTC. IRCTC is a subsidiary of Indian Railways that handles the catering, tourism, and online ticketing operations of Indian Railways.

Bus Ticketing

To leverage the convenience of online bookings, we entered the bus travel market in September 2014. To ensure consistency of supply, we source our tickets from a combination of suppliers.

Activities

Launched in July 2016, we listed more than 1,935 activities inside and outside India as of March 31, 2024. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Yatra Freight

In October 2020, we launched a new end-to-end freight forwarding business our “Freight Forwarding Business,” which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. As on March 31, 2024, we have a team of approximately 60 seasoned freight and logistics industry professionals. The digital platform that we are building has the potential to scale up our business.

New Initiatives

During May 2023, Yatra launched a travel subscription plan “Yatra Prime” to target high spending frequent travelers and family travelers. The program provides variety of benefits to customers such as no convenience fee, special fares on domestic offers, access to dedicated and on-priority VIP customer support. The endeavor of program is to make travel more affordable, convenient, and enjoyable for customers. In 2024, Yatra prime extended to hotels as well.

Our Strengths

We believe the following combination of attributes of our Company distinguishes us from our competitors:

Trusted online travel brand with a proven track record and targeted marketing strategy

“Yatra,” which is the Hindi word for “Journey,” is one of India’s most well-recognized travel brands. Our brand has received numerous awards and recognitions, including multiple awards from the Government of India’s Ministry of Tourism, The Economic Times Best Brands 2022, Yatra for Business - Top Business Travel Partner by Singapore Tourism Board, Best Email Marketing Campaign and Best Email Marketing B2C Brand Promotions at Digital Dragon Awards 2022, The Economic Times Brand Equity’s Most Trusted Brand Survey 2016, Travel and Hospitality’s Most Outstanding Travel Company, National Tourism Award for “Best Domestic Tour Operator” in Category I (Rest of India), “Best Inbound Tour Operator” for 2017-18 and the CNBC Awaaz Travel Award.

The strength of the brand is reflected in the fact that over 93% of our total traffic has come from direct and organic traffic (which are visitors who enter our website through unpaid search results without any intermediary) for fiscal year 2024. To further strengthen the brand, we have, from time to time, signed up some of India’s leading celebrities as our brand ambassadors in the past.

The strength of our brand has increased significantly over the years. Our mobile applications have been downloaded approximately 28 million times.

We incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions, which are detailed below:

	Year ended March 31
Description	2022	2023	2024
(amounts in thousands)	INR	INR	INR
Customer inducement and acquisition costs^	1,313,621	2,842,455	3,103,869
Marketing and sales promotion expenses^^	124,147	336,472	459,935
Total	1,437,768	3,178,927	3,563,804

^ Customer inducement and acquisition costs include costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives

^^ Marketing and sales promotion expenses include online, television, radio and print media advertisement costs as well as event driven promotion cost for the Group’s products and services

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. Our marketing programs and initiatives also include promotional, seasonal, festival and event related offers. As part of our cross-marketing efforts, we have entered arrangements with various banks and payment gateways, to offer promotions and discounts on the purchase of tickets on our websites and mobile applications platforms in addition to also providing cash-back options. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. We have also entered into alliances with various brands, for cross marketing our products and services. We believe our marketing strategies have increased our brand awareness, driven potential customers to our platforms and improved the rate at which visitors become customers.

Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers

We have designed a unique “go-to-market” strategy that is a mix of B2C and B2B. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. We are India’s largest corporate travel services provider and one of the largest online travel company in India among key OTA players in terms of gross booking revenue and operating revenue, for fiscal year 2023. (Source: CRISIL Report). We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and our eCash program furthers customer loyalty across channels, builds a diversified customer base. These channels enable us to provide end-to-end travel solutions for passengers travelling domestically and internationally.

B2C Channel. Our B2C distribution channel commenced operations in 2006 and focuses on the growing Indian middle-class population and their increasing travel requirements and provides them with travel products and services through our websites and mobile applications. The largest category of customers for online travel agencies is the B2C segment, i.e., direct or retail customers, that use online platforms for bookings, who accounted for approximately 57% to 62% of the overall online travel agencies’ net revenue in fiscal year 2023 (Source: CRISIL Report).

B2B Channel. Our B2B channel includes corporate travel and our travel agent business.

Corporate Travel: Our corporate travel business commenced operations in 2013 and we provide an end-to-end software-as-a-service (“SaaS”) - based travel solution to corporates. Our corporate platform integrates with the corporate customers’ Enterprise Resource Information System (ERIS) and Enterprise Resource Planning (ERP) platforms and provides a one-stop-shop solution for all their travel needs. Our hybrid approach of a self-book model and onsite customer support allows our corporate customers to seamlessly enforce their travel policy at the system level to ensure better compliance and cost control and in addition also enables us to provide “high touch” service if required. We also utilize data and analytics to offer our corporate customers a personalized experience on our website and app. As of March 31, 2024, we had 849 large corporate customers and approximately 56,125 registered SME customers. B2B segment in the Indian OTA is expected to grow at CAGR of 14% to 15% from 2023-2028 (Source: CRISIL Limited).

Travel Agents: This business segment helps us reach customers in smaller markets (Tier 2 and Tier 3 cities) where Internet penetration has traditionally been lower. It provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from travel agents located across India. As of March 31, 2024, we had approximately 53,340 travel agents registered with us across most major cities in India. Our network of travel agents has allowed us to expand our footprint and distribution network in India.

Our distribution channels are supported by a hybrid platform, which is a combination of our websites, mobile applications, and network of travel agents across India as well as call centers. We have developed streamlined software across our distribution channels, which provides us with multiple points of contact for marketing additional travel products and services to existing customers.

Large and Loyal Customer Base

We have served approximately 15 million cumulative travel customers as of March 31, 2024, with approximately half of them having signed up for our eCash loyalty program. Our websites, and mobile applications have been designed to provide customers with flexibility in choosing travel options. We recorded a booking success rate of 97.8% on our websites and mobile applications in the B2C channel for domestic transactions in fiscal year 2024.

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

In our corporate travel business, we currently serve 849 corporate customers where our customer retention rate has improved from approximately 97% in fiscal year 2021 to approximately 98% in fiscal year 2024.

We think of our corporate business as a “platform” which provides us an opportunity to leverage our strong and long-standing relationship with our corporate customers to cross sell other products such as expense management and freight management.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the needs of both domestic and international travelers. We have aggregated a comprehensive travel-related inventory in India, which includes access to all major domestic and international airlines operating within India [Source: Industry Report] and a hotel network that includes approximately 108,800 domestic hotels and approximately 1,506 cities in India. In addition to airlines and hotels, we also provide our customers with access to holiday packages, buses, cabs, trains and other services such as visa facilitation, tours, sightseeing, shows, and events. This comprehensive selection of travel-related services makes us a “one-stop shop” for our customers’ business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

We have the largest inventory of domestic hotels in India with approximately 108,800 properties on our platform and we act as a supplier to some of the largest global and domestic online travel and corporate travel management companies.

Integrated Technology Platform

We utilize a single data center with an active data center backup in a separate location and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms. The technology stack includes Java, MySQL, MongoDB, Redis, Memcache and jQuery with a 3-tier service-oriented architecture for horizontal scale, performance, and flexibility. We leverage and contribute to open-source technologies, leading to faster innovation, development, and cost-efficiencies.

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

Our corporate travel solution for enterprises is a tightly integrated SaaS platform. For each corporate customer that uses our platform, we are tightly integrated with the customer’s ERIS and ERP platforms, thus creating a large moat around our corporate business. Our corporate SaaS platform also comes with self-book capabilities, available both on mobile and desktop. Self-book functionality helps enforce a corporate customer’s travel policy at the system level and prevents opex (operating expense) leakage thus, having a positive impact on the customers bottom-line.

Our integrated platform approach provides us with a scalable, comprehensive, and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat usage by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our corporate travel customers to transact with us as B2C customers, we operate our proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. In India, majority of the airlines do not have a mileage program and similarly a large number of hotels do not offer a loyalty program. Our eCash loyalty program acts as a proxy and fills the loyalty gap that exists across product categories such as air travel and hotels. As of March 31, 2024, we had approximately seven million eCash registered users on our platform.

In-house Advanced Technology Infrastructure. We have a dedicated in-house technology team focused on developing a secure, advanced, and scalable technology infrastructure and software. We believe this has enabled us to better manage our product and service offerings and improve operating efficiencies by integrating our sales, delivery, and customer service functions. Our in-house technology team has enabled us to continuously strengthen our scalable technology infrastructure, support customer focused initiatives, introduce innovative services and solutions, and improve our product and service delivery, which we believe has enabled us to maintain high levels of customer satisfaction our grow our market share. As of March 31, 2024, our technology team included 126 employees with technology backgrounds and with domain expertise focused on evolving technologies focused on our various product and service verticals.

Since the start of the pandemic in March 2020, we have enhanced our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation, and refund of bookings. This automation has been deployed on website, app, and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

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

Seasoned Management Team with Track Record of Success

We are a professionally managed company established by seasoned travel professionals. Our senior management team comprises of industry executives with deep roots in the travel industry combining over 90 years of accumulated experience having previously worked with companies including Ebookers.com, Ford Motors and Arthur Andersen. Our founders are actively involved in our operations and have been instrumental in implementing our growth strategies since incorporation. We believe that our management’s expertise, industry relationships, and experience in identifying, evaluating, and executing on new opportunities provide us with opportunities to grow organically and through strategic acquisitions that complement or expand our existing operations.

Our Growth Strategy

The key elements of our long-term growth strategy include:

Growth in the customer base using cost-effective technology solutions

We intend to grow our customer base by continuing to provide business and leisure travelers, a seamless and integrated technology platform that meets all their travel needs. Our corporate customers collectively employ more than 7 million workers who we believe form part of a vibrant, fast-growing customer base with disposable income. These employees constitute a target customer base of approximately 28 million customers, assuming an average family size of four people. In this endeavor, we have also introduced a loyalty program to incentivize employees who transact with us on our corporate travel platform to cross-pollinate and transact with us for their personal travel needs on our B2C platform. This cross-pollination enables us to service this audience in a cost-effective way while ensuring increasing ARPU (Average Revenue Per User).

(1)	Cumulative as of March 31, 2024; does not include data for travel agent businesses.

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

Our eCash program was launched in 2014 to reward customers for repeat purchases. Since its inception, approximately seven million customers have registered for our eCash program as of March 31, 2024. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Since the eCash program was launched, we have seen a significant impact of this program on our business. We plan to continue to use eCash program as an incentive to drive repeat rates from our B2C customers and to incentivize B2B customers to transact with us on the B2C platform.

Further Strengthen our Focus on Corporate Business

As of March 31, 2024, we had 849 large corporate customers and approximately 56,125 registered SME customers. Our corporate travel business commenced operations in 2013 and now provides an end-to-end SaaS-based travel solution to corporates. These services are currently closely integrated on the platform include travel and expense. Our SaaS platform allows us to onboard a new customer using our standardized product within a 3-week timeframe.

The corporate travel market is expected to grow at a Compound Annual Growth Rate (“CAGR”) of 14-15% between fiscal year 2023 to fiscal year 2028 to reach INR 89-93 billion in fiscal year 2028 from INR 42-46 billion in fiscal year 2023 (Source: CRISIL Report). We believe our leadership position in corporate travel, our integrated technology platform, and our speed to market in bringing customers onboard gives us a distinct advantage over the competition.

We launched a Freight Forwarding Business through Yatra Online Freight Services Private Limited (“Yatra Freight”), our indirect subsidiary in October 2020, to further expand our corporate service offerings. We have existing supplier relationships with the airlines as a result of our B2C and B2B travel business and we also have corporate relationships with some of the largest pharma and manufacturing companies in India in our corporate travel business, who are also some of the biggest users of freight services. We intend to continue to leverage our corporate and supplier relationship to offer more solutions to our corporate clients. By leveraging Yatra Online’s robust relationship with air-carriers, Large Corporate and SME customers we will be able to provide a technology-enabled digital freight forward platform which will cover ocean freight, surface logistics and air Cargo.

Invest in Technology - “One-Stop Shop” For All Travel Needs

We believe that Technology is a significant differentiator and driver of the franchise that we have built. We have invested significant amount of time, capital, and effort on what we believe is a market leading technology platform. These efforts include:

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

We adopt a platform approach in our corporate business by offering our full suite of travel products such as air, hotel, bus, rail, cabs, and insurance on a common technology platform. Additionally, we have also added capabilities in adjacent business such as expense through a partnership with Zaggle that can drive further growth in the Corporate vertical. Additionally, since October 2020, we have been offering freight forwarding services to our existing corporate customer base further demonstrating cross-sell opportunities within our platform.

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

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our travel agent business, particularly our international Air Ticketing Business for small and medium scale enterprises. In 2012, we acquired the Travelguru group of companies from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several “acqui-hires,” including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and the corporate division of PL Worldways known as Travel.co.in Private Limited, or “TCIL”, which further reinforced our leadership position in the B2B travel segment. We expect to continue to pursue acquisitions that we believe will provide services, technologies or people that complement or expand our current offerings.

Supplier Relationships

We believe that we have built and continue to maintain strong relationships across our portfolio of suppliers for airlines, hotels, and holiday packages. We have teams managing our existing airline relationships, hotel relationships, and holiday packages. These teams also work to expand our offerings and network. A selective mix of negotiated rates, payment terms and co-participation promotions has resulted in a compelling consumer portfolio offering with an opportunity to leverage our large customer base and cross-sell effectively.

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

Hotels

We have a hotel network of approximately 108,800 hotels and approximately 1.7 million hotel room-nights were booked through our platforms in fiscal year 2024. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates, and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Freight Forwarding Business

In October 2020, we launched a new end-to-end freight forwarding business our “Freight Forwarding Business,” which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. As on March 31, 2024, we have a team of approximately 60 seasoned freight and logistics industry professionals. The digital platform that we are building has the potential to scale up our business.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips-before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have approximately 166 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four-week induction and training program for our employees, which is managed by our in-house training team.

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

We have made efforts to enhance our automation capabilities to largely automate our post-booking engine to allow amendment, cancellation, and refund of bookings. This automation has been deployed across our websites, apps, and WhatsApp. Additionally, we have also deployed a GST invoicing solution to automate collection of GST invoices for corporate customers and from our suppliers. This automation allows us to scale without deploying incremental manpower thereby providing operating leverage in our business model.

Technology and Data

Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration, and innovation. We utilize an on-premise data center with a hybrid setup and ability to scale into a public cloud on-demand, an active backup on public cloud. We utilize cloud services with the ability to restore all site operations within 48 hours in case of a complete shutdown. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms.

The technology stack includes Java, MariaDB with Galera Cluster, MongoDB, Redis, Aerospike, jQuery, React and ELK with a multi-tier service-oriented containerized architecture for horizontal scale, performance, and flexibility. We leverage and contribute to open-source technologies, leading to faster innovation, development and cost-efficiencies. We use an integration layer for high-scale, fault tolerance and configurability with connectivity to multiple GDS and hosting systems for low-cost carriers. This provides auto switching capabilities and redundancy between suppliers so that we may provide the same airline inventory even if a supplier is experiencing connectivity or performance issues.

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

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, traditional offline travel companies, travel research companies, payment wallets, search engines and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Expedia Southeast Asia Pte. Ltd., Flipkart Pvt. Ltd., MakeMyTrip Limited, Cleartrip Private Limited, Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One 97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Private Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel, and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability, and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

Large, established Internet search engines with a global presence and meta search companies who can aggregate travel search results compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. Some of our competitors have significantly greater financial, marketing, personnel, and other resources than we do and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market as compared with us. Meta search sites, including TripAdvisor Inc., Trivago NV, Skyscanner and Kayak, offer the users an ability to make reservations directly on their websites, which may reduce the amount of traffic and transactions available to us through referrals from these sites. If additional meta search sites begin to offer the ability to make reservations directly, that will further affect our ability to generate traffic to our sites. From time to time, we may be required to reduce service fees and Adjusted Margin % in order to compete effectively and maintain or gain market share.

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

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “Yatra”, “Yatra For Business” and “Travelguru” primarily, as well as copyrights and rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition, and confidentiality agreements with our employees and some of our partners and vendors to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business, and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

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

Employees

As of March 31, 2024, we had 1,268 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees
	as of March 31,
Division/Function	2022	2023	2024
Executive Management	2	3	3
Product development	15	11	7
Sales and marketing	202	205	260
Technology development and technology support	99	104	126
Others (including operations, business development, administration, finance and accounting, legal and human resources)	643	772	872
Total	961	1,095	1,268

	Number of Employees as of March 31,
Location	2022	2023	2024
India	959	1,093	1,266
United States	1	1	1
Singapore	1	1	1
Total	961	1,095	1,268

None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2024, we employed 99 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various offices in India. In addition, we have insurance policies of approximately US$ 15 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We maintain standard medical policies and group personal accident policies. In addition, we have purchased professional indemnity insurance, public liability insurance, fidelity insurance and work injury compensation insurance for Yatra India and Yatra India maintains a cyber-security insurance policy.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers and other offices.

Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until May 7, 2024, and May 7, 2024, respectively. Yatra India is also accredited with the International Air Transport Registration which is valid for 2024.

Under the Indian Information Technology Act, 2000, as amended, we are subject to certain liabilities pertaining to the implementation and maintenance of reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases, and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Further, the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, as amended, impose certain obligations on intermediaries to review content and users, make reasonable efforts not to, and to cause its users not to, host, display or transmit specified categories of non-compliant content and take action against non-compliant users and remove or disable access to such content.

We have obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” (“OSP”) from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India. Our approval in respect of Domestic OSP and International OSP is valid for 20 years from October 18, 2013, and September 26, 2012, respectively.

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

Legal proceedings

TSI Yatra Private Limited (“TSI Yatra”), the indirect subsidiary of Yatra India was served a demand notice under the Insolvency and Bankruptcy Code, 2016 (“IBC”) by Ezeego One Travel and Tours Limited, through its Resolution Professional (“Ezeego”) demanding payment of unpaid operational debt of INR 148.69 million under the Bank Confirmation Agreement. TSI Yatra disputed the amount by stating that its books of accounts only reflect an outstanding amount of INR 40.32 million, which has not yet been paid due to the pending reconciliation of these accounts. In accordance with the provisions of the IBC, Ezeego filed a Company Petition seeking initiation of Corporate Insolvency Resolution Process against TSI Yatra before the National Company Law Tribunal, New Delhi (“NCLT”), for a default amounting to INR 219.77 million (including interest till date of filing). TSI Yatra has filed its response disputing the claims. The proceedings are pending decision of the NCLT.

Tax Matters Relating to Yatra India

Assessment Year 2008-09

In December 2010, we received a demand notice from the Indian income tax authorities for the assessment year 2008-09, disallowing a deduction of INR 18.9 million. In January 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). The appeal was decided in our favor in March 2012, and we received partial relief except for some disallowance amounting to INR 1.6 million. The Revenue has filed an appeal against the order of the Commissioner of Income Tax (Appeals) with the Income Tax Tribunal. Further, in March 2014, we received a demand notice for payment of tax on disallowed expenses of INR 1.6 million. The tax amount was paid in April 2014. In March 2016, the Income Tax Tribunal remanded the matter to the file of the assessing officer who will decide these issues afresh and give us an opportunity to present the case before him. The matter has not yet been scheduled for hearing by the assessing officer. In December 2020, the Company applied for Vivad Se Vishwas Scheme 2020 (“VSVS”) to settle its tax disputes with the department.

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

We received order for full and final settlement of tax arrears under the relevant section of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated June 15, 2021.

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

We received order for full and final settlement of tax arrears under the relevant section of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated June 15, 2021.

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

In February 2019, we were issued assessment orders making an addition of INR 92.4 million relating to arm’s length pricing of domestic transaction with associate enterprises. We have filed an appeal before the Commissioner of Income Tax (Appeals) in March 2019. The matter was dismissed pursuant to an order dated March 1, 2021, following the Company’s determination to pursue settlement of this matter under the VSVS.

We received order for full and final settlement of tax arrears under the relevant section of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated June 15, 2021.

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

In March 2022, Income Tax Appellate Tribunal (“ITAT”) passed order allowing the appeal. The matter is closed.

Assessment Year 2017-18

In August 2018, we were issued a notice by the Indian income tax authorities for complete scrutiny, and we were requested to furnish information electronically on or before August 22, 2018. We filed the required documents with the income tax authorities in March 2017. Tax assessment intimation under section 143(1) of Income Tax Act, 1961 was issued in March 2019 without any addition. The tax scrutiny is not completed.

In February 2021, we received the assessment order u/s 143(3) of Income Tax Act, 1961 accepting the income as per return of income and this matter was closed.

Assessment Year 2018-19

In March 2020, Tax assessment intimation under section 143(1) of Income Tax Act, 1961 was issued without any addition. The tax scrutiny is not completed.

Assessment Year 2020-21

In February 2024, the Income Tax department issued a notice for proceeding u/s 201 for TDS matters. We have submitted the requisite details, and it is still an ongoing matter in which scrutiny is not completed.

Assessment Year 2022-23

In November 2023, the Income Tax department issued a notice for proceeding u/s 92CA. We have submitted the requisite details dated November 21, 2023, December 26, 2023 and May 21, 2024. It is still an ongoing matter in which scrutiny is not completed.

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-17

In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015, and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. The aggregate value of the demand in these show cause notices is approximately INR 1,000 million, excluding interest and penalties if finally determined to be payable. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017, in respect of show cause notices mentioned above. Further to such proceedings, on March 9, 2018, we received a notice from the Commissioner of Service Tax demanding a service tax of INR 983.2 along with a penalty of INR 381.8 million plus interest at an appropriate rate as of February 2018. An appeal was filed before the Customs, Excise and Service Tax Appellate Tribunal (“CESTAT”) in June 2018. The matter has not yet been scheduled for hearing.

We received a similar notice for the period April 2015-June 2017. The aggregate value of concern in the show cause notice is approximately INR 148.1 million (excluding interest and penalties). Our reply to the show cause notice was filed on June 29, 2018, before the Commissioner of GST, Gurugram. The Commissioner of GST, Gurugram passed an adverse order dated October 31, 2018, received by us on December 19, 2018, confirming a demand of INR 129.4 million along with a penalty of INR 12.9 million and interest at an appropriate rate. An appeal was filed before CESTAT in February 2019. The matter has not yet been scheduled for a hearing.

Service Tax Show Cause and Demand Notice-Fiscal Years 2010-17

In October 2015, pursuant to an industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence and Customs, an excise and customs tax regulatory authority in India, we received a notice from the tax authorities for fiscal years 2010 to 2015, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In March 2016, we filed a reply with the Commissioner of Service Tax for fiscal years 2010-15. The aggregate value of demand for the show cause notice above is approximately INR 240.7 million (excluding interest and penalties if finally determined to be payable). Further to such proceedings, the demand of service tax of INR 240.7 million has been raised by the Commissioner of Service Tax along with a penalty of INR 240.7 million and interest at an appropriate rate in December 2016. An appeal has been filed before CESTAT in March 2017. An early hearing application was allowed by CESTAT on May 20, 2019, on request of department, listing the matter for final disposal. The matter scheduled for hearing on August 9, 2019, was adjourned. The CESTAT Chandigarh bench was to sit in January 2020, however case list is not yet out in public domain.

In March 2018, we received notice from Commissioner for the period April 2015-June 2017 relating to same matter. The aggregate value of show cause notice is approximately INR 437.6 million (excluding interest and penalties). We filed a reply in May 2018. The Commissioner of GST, Gurugram passed an adverse order dated November 29, 2018, received by us on December 8, 2018, confirming a demand of INR 381.6 million along with a penalty of INR 38.2 million and interest at an appropriate rate. An appeal has been filed before CESTAT in March 2019. The matter scheduled for hearing on August 9, 2019, was adjourned. The CESTAT Chandigarh bench will work during October 21, 2019, to October 25, 2019, however case list is not yet out in public domain.

The matter was heard in March 2024 and the order is reserved. We may expect a favorable order in the next few months.

On March 21, 2024 hearing date was scheduled and on 26.06.2024 the order was pronounced, receiving the final order in the favor of the company.

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

In September 2020, pursuant to service tax audit initiated by the Central GST Audit Commissionerate, Gurugram, we received a notice from the tax authorities for fiscal years 2014-15 (from October 2014) to 2017-18 (to June 2017), demanding payment of service tax in respect of certain matters. The aggregate value of demand for the show cause notice is approximately INR 180.6 million (excluding interest and penalties if finally determined to be payable). We submitted our reply in January 2021. The matter was fixed for hearing on February 18, 2021. The personal hearing was attended through virtual mode, and we reiterated the submission made in our reply dated February 8, 2021 and pleaded for dropping the proceedings. There have been no further updates following the after personal hearing.

Service Tax refund Claim

Refund claim was filed in June 2018 and in response to the refund claim, a deficiency memo was issued by Assistant Commissioner, GST, Gurugram on August 8, 2018, asking for certain information. Yatra Online submitted some information vide reply dated January 23, 2019.

However, refund claim was rejected on the grounds of non-submission of information within a reasonable time from the date of issuance of deficiency memo. This rejection order was not received by Yatra Online and only after multiple follow ups Yatra Online was provided with the copy of it in September 2020.

Accordingly, appeal was filed before Commissioner (Appeals) on November 02, 2020, and personal hearing was granted on December 09, 2020. Yatra Online submitted the additional information sought by the officer pursuant to such hearing.

The Commissioner (Appeals) via an order dated February 12, 2021, has remanded back the matter for verification. Yatra Online through its authorized representatives have now approached the original authority for verification process. There has been no further update on this matter.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2021-22

We received a SCN regarding discrepancies of ITC availed as reported in GSTR3B and GSTR2A for the financial year 2021-21 in Odisha Jurisdiction. The aggregate value of the demand is INR 0.47 million.

Reply to the said notice was filed by the company in May 2024, in which company has provided all the documents and reconciliations to the department. The Company believes that the ITC claimed is legitimate and in compliance with GST provisions

Basis on the merits, we strongly believe that the merits are strong for the subject matter.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

In April 2024, We received ADT-01 from Office of Assistant Commissioner, Maharashtra for the period Apr 2019 - March 2020 in respect of TCS-GST Audit under section 65 of the CGST Act. The company has submitted requisite details with the department in May-2024. A personal has also been attended by the consultant, where the reasons were explained to the tax officer. We strongly believe that the case is meritorious, considering the facts which primarily pertains to the mismatch of the input tax credit recorded, where we have also seen that Indian Revenue Authorities are considering the facts basis which the discrepancies have been resolved in similar cases.

Goods and Service Tax Show Cause Notice-Fiscal Years 2023-24

In Feb 2024, We received Show cause notice from Office of Assistant Commissioner, Tamil Nadu with an amount of INR 9.80 million for the period Apr 2023 – Jan 2024 in respect of ineligible input tax credit under section 17(2) of the TNGST Act,2017. The company replied in response to the SCN in May-2024, where the reasons were explained to the tax officer that company do not have any exempted supplied in Tamil Nadu state therefore no reversal required under section 17(2) of the GST Act-2017.

Basis on the merits, we strongly believe that the merits are strong for the subject matter,

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

Company has received ADT-01 from Office of Assistant Commissioner, Haryana for the period Apr 2019 - March 2020 in respect of GST Audit under section 65 of the CGST Act. Our management is confident, based on the case’s merits, we strongly believe that the merits are strong for the subject matter,

Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

Assessment Year 2017-18

In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny assessment for the assessment year 2017-18. Assessment order u/s 143(3) was passed by the department on December 25, 2019, in which advertisement sales promotion expenses and employees’ contribution to the Employees’ State Insurance Corporation (“ESIC”) was disallowed amounting to INR 20 million. Further we filed an appeal before the Commissioner of Income Tax (Appeals) u/s 246A against the said order on January 22, 2020.

In January 2021, the Company applied for VSVS to settle its tax disputes with the department.

We received order for full and final settlement of tax arrears under the relevant section of the Direct Tax VSVS act, 2020 (3 of 2020) the direct tax VSVS rules, 2020 dated November 24, 2021.

On March 28, 2024, the Company received the notice for demand of INR 0.86 million as the department has mentioned the refund has been received twice. Rectification u/s154 is filed factually refund is received once only and not twice as mentioned by the AO. The company has a very good chance of succeeding on the merits of rectification filed.

Service Tax Show Cause and Demand Notice-November 2005 to October 2006

In April 2011, we received a notice from the service tax authorities based on investigation carried out by the DGCEI for the period November 2005 to October 2006 in respect of admissibility of input credit. In November 2012, we filed a reply with the Commissioner of Service Tax. The value of demand for the show cause notice above is approximately INR 3.7 million (excluding interest and penalties if finally determined to be payable). A personal hearing on the matter was held on July 27, 2016 and we reiterated the submissions in the ground of appeal and also made additional written submissions. In August 2016, we received orders wherein the demand was confirmed by the Commissioner (Appeals). We have filed an appeal against the order with the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in November 2016. The matter was listed before CESTAT, Mumbai on June 29, 2017. Tribunal after hearing the submissions of the parties was pleased to allow the Appeal by way of remand to adjudicating authority. The Bench has directed the Authority to duly verify the receipt of services by the Appellant and allow credit on services, if found to have been received by the Company. The Adjudicating Authority is directed to complete the process of verification by December 31, 2017, and pass appropriate order. We by letter dated November 17, 2017, have asked Asst. Commissioner for any information/details are required and extended our support to complete verification process in response of which we have received the letter from department dated December 22, 2017 that Asst Commissioner has no jurisdiction to adjudicate the said Order and hence has requested to approach the adjudicating authority as per Para 5 of circular 1049/37/2016-CX under F.No.267/40/2016-CX by virtue of which any cases remanded back for novo jurisdiction shall be decided by the authority of the rank which passed the remanded order. On January 16, 2018, we filed 1 letter with the Additional Commissioner CGST requesting to complete the inquiry.

On December 24, 2018, we received a notice from the Superintendent CGST scheduling a personal hearing with the Joint Commissioner CGST on January 8, 2019. During the hearing, the officer requested a list of vendors along with their addresses for verification purposes. We provided the requested information on January 15, 2019. As of now, there has been no further communication from the Joint Commissioner’s office.

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-11

In August 2011, following an audit by the service tax authorities, we were issued a notice pertaining to certain travel industry matters from fiscal years 2007-11, which involve a nuanced interpretation of Indian law. We responded to this in April 2012 and made an additional submission in July 2014. Subsequent to these proceedings, the Commissioner of Service Tax levied a demand for INR 237.6 million in service tax, accompanied by an equal penalty and additional interest at a specified rate. In response, we lodged an appeal against this order with the Customs, Excise, and Service Tax Appellate Tribunal (CESTAT) in January 2017.

Early Hearing petition was heard on April 05, 2024 and the matter has been listed for final hearing on April 29, 2024

The case has now been adjourned to June 10, 2024, due to ongoing election.

On June 10, 2024 a hearing date was scheduled and on July 18, 2024 the order was pronounced, receiving the final order in the favor of the company.

Service Tax Intimation for Audit Fiscal Years 2012-13-2016-17

In August 2017, the Office of the Additional Commissioner of GST Audit Mumbai notified us of a service tax audit spanning Fiscal Years 2012-13 to 2016-17. We promptly provided the necessary details to the authorities. However, in January 2018, they sought additional information, which we duly submitted. We are currently awaiting the audit report.

GST Audit Fiscal Years 2017-18

On March 3, 2023, we were issued an audit memo (ADT-02) with an amount of INR 1.1 million, citing discrepancies between GSTR3B and GSTR2A. Our management is confident, based on the case’s merits, that there is a substantial basis for a reduction in the proposed amount.

The matter has been concluded with the final demand of INR 0.19 million and the same has been paid in January 2024.

Goods and Service Tax Show Cause Notice-Fiscal Years 2018-19 to 2022-2023

In April 2024, we received ADT-01 from Office of Assistant Commissioner, Andhra Pradesh for the period April 2018 to March 2023 in respect of TCS-GST Audit under section 65 of the CGST Act. The audit is in progress, and we are confident that this audit will be concluded with the Nil demand as our prior experiences with similar audits conducted for earlier periods, which were concluded with Nil demand, we are confident that this audit will also be concluded similarly with Nil demand.

Tax Matters Relating to Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)

Assessment Year 2015-16

In January 2018, the Indian income tax authorities issued a demand notice for INR 1.4 million for the assessment year 2015-16, disallowing an INR 3.4 million deduction for expenditure. We promptly appealed against this order in the same month and made a pre-deposit of INR 0.3 million. As of now, there has been no further communication on this matter.

Service Tax Show Cause and Demand Notice-October 2012 to October 2013

In January 2014, we submitted a refund claim application to the service tax authorities for INR 8.5 million. However, in March 2014, the service tax department sent a notice rejecting our refund claim. We responded to the Assistant Commissioner of Service Tax in July 2014. Subsequent requests for documentation and clarification were made by the Office of the Assistant Commissioner in February and March 2015, to which we complied in February 2016 and followed up with a letter in June 2018.

On December 3, 2018, the Assistant Commissioner of Central Tax in Kolkata instructed the Deputy/Assistant Commissioner of Central Tax in Mumbai to verify the interest paid on advances. Following a meeting on January 8, 2019, we provided the required submissions by January 28, 2019. After sending a follow-up letter to the Kolkata authorities on September 30, 2019, they requested additional details on October 30, 2019. We promptly addressed this request on November 19, 2019.

By March 2021, we were granted a refund of INR 7.4 million, with the remaining INR 1.1 million being denied due to time limitations. This refunded amount was credited to our bank account.

For the rejected INR 1.1 million and its interest component, we lodged an appeal with the Kolkata Commissioner (Appeals) on July 26, 2021.

Department has filed an appeal sanctioned refund amount of INR 73.87 million on the ground that it is not substantiated that service tax refund is not hit by unjust enrichment. Further, it is not clear whether the service tax liability was pertaining to Kolkata service tax registration or Mumbai service tax registration and few other re-conciliation issues between financials and service tax return. In our view, for filing the appeal, the department has gone beyond the SCN and has raised grounds which were not raised at original adjudication stage. Further, documents submitted on record have not been considered while filing an appeal. The company is in the process of filing a reply and would do the same before hearing on May 15, 2024

Tax Matters Relating to TSI Yatra Private Limited

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

Assessment Year 2013-14

In February 2016, the Indian income tax authorities issued a demand notice for the assessment year 2013-14, disallowing an INR 8.15 million deduction related to exempt income. We acknowledged this decision, and the assessment was subsequently concluded. However, the authorities later levied a penalty of INR 1.89 million. In response, we appealed to the Commissioner of Income Tax (Appeals) in November 2016. Though we received an unfavorable order from the CIT(A) in December 2018, we pursued the matter further by filing an appeal with the ITAT on January 21, 2019. As of then, a hearing date was yet to be set.

Nevertheless, on October 19, 2022, we were granted a favorable verdict, resulting in a refund of INR 1.89 million. We’ve since submitted the necessary application to receive this refund.

Assessment Year 2014-15

In July 2016, we received a scrutiny assessment notice from the Indian income tax authorities for the assessment year 2014-15 and promptly provided all requested information.

By January 2017, a notice was issued to us concerning Transfer Pricing proceedings under Section 92CA of the Income Tax Act. We fully complied, submitting all necessary documentation. Consequently, in October 2017, Transfer Pricing orders under Section 92CA (1) of the Income Tax Act were issued, affirming the arm’s length pricing of our transactions.

In January 2018, the Indian tax authorities delivered an assessment order for the 2014-15 assessment year, demanding an additional INR 95.34 million in tax payments. This was due to an upward revision of our declared income for that year, based on a consideration we received for share allotment surpassing its fair market value. In response, we appealed to the Commissioner of Income Tax (Appeals) in February 2018 and made a pre-deposit of INR 13.89 million the following month. Additionally, the Income Tax department adjusted INR 3.9 million against refunds from previous periods. Although we faced an unfavorable ruling from the CIT(A) on January 15, 2019, we didn’t relent, instead appealing to the ITAT. Following ITAT’s guidance, we deposited another INR 5.0 million in March 2019, while the remaining demand was stayed for six months. Despite three adjournments, our case was finally heard on August 29, 2019, though we await the ITAT’s final decision.

Further complicating matters, the Central Processing Centre of the Income Tax Department issued letters on May 17, 2019, and July 11, 2019, offsetting our INR 14.3 million refund for the 2017-18 assessment year against the outstanding demand. Similarly, a letter dated May 9, 2020, adjusted our refund of INR 25.03 million for the 2019-20 assessment year. In response, on May 29, 2020, we petitioned the ITAT for an extended stay order and requested the Central Processing Centre to halt refund adjustments during this stay.

By December 2020, the ITAT directed the assessing officer to revisit the matter and set a new hearing date for us to bolster our argument. The process culminated on March 31, 2022, when the ITAT conclusively ruled in our favor, nullifying the entire adjustment.

Assessment Year 2016-17

In September 2017, the Indian income tax authorities issued us a notice regarding tax deduction at source for the assessment year 2016-17, requesting specific details by September 27, 2017. We promptly complied and submitted the necessary information.

The following month, in October 2017, the tax authorities sent another notice pertaining to the 2016-17 assessment year. This notice imposed a penalty of INR 0.76 million for our failure to withhold taxes. A hearing was scheduled for October 24, 2017, during which we were instructed to provide additional information. We have since furnished the requested details and are currently awaiting further communication from the department.

Assessment Year 2018-19

In March 2021, the Income Tax Authorities issued us a notice under section 142(1) requesting details and clarification on a “share based payment expense” totaling INR 9.3 million. We promptly provided the requested response.

Subsequently, in April 2021, the authorities passed an order under section 143(3), disallowing this expense. As a result, we faced a tax and penalty imposition totaling approximately INR 0.4 million, accompanied by a demand notice under section 156 and a show-cause notice under section 270A. In response, we lodged an appeal with the Commissioner of Income Tax (Appeal) on May 12, 2021. A date for the hearing has yet to be set.

Assessment Year 2016-17

An order under section 201/201(1A) dated March 31, 2022, regarding the delay in furnishing the TDS certificate in form 16/16A within the time limit raising a demand of 1.31 million. The department has initiated the proceedings under section 272A(2)(g). On March 27, 2023, the department has issued the penalty order in continuation to the above proceeding under section 272A(2)(g). Against the above order, TSI has made the reply on November 1, 2023. However, the response made by TSI is not acceptable to the department. Subsequently, another order received on December 29, 2023 under section 272A(2)(g) regarding the same issue of delay in furnishing the TDS certificate in form 16/16A of amount 1.31m.

The appeal against the order was submitted to CIT(A), though after the due date, accompanied by a condonation application for the delay. Having an appeal filed after the stipulated time period CIT(A) would first decide whether the same should be admitted or not and a personal hearing is awaited in this regard.

Assessment Year 2022-23

On 23.03.2024 the order was received under section 143(3), raising a demand of 47.79 million. Appeal has been filed with CIT(A) on 20 April 2024. Further, a stay of demand application has been filed with jurisdictional AO.

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-12

In October 2013, following an audit by the service tax authorities, we received a notice pertaining to fiscal years 2007-12. This notice addressed specific issues related to the travel industry and required nuanced interpretations of Indian law. Responding to this, we submitted a reply to the Commissioner of Service Tax in March 2014. Subsequent to these discussions, the Commissioner levied a service tax demand of INR 19.94 million, coupled with an equal penalty and interest calculated at the prevailing rate. In December 2016, we challenged this order at the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) and made a preliminary payment equivalent to 7.5% of the demanded duty. A hearing date has yet to be established.

Service Tax Show Cause and Demand Notice-Fiscal Years 2010-14

In October 2015, we were notified by the service tax authorities regarding issues from fiscal years 2010-14, specifically concerning the travel industry and its intricate interpretations under Indian law. We addressed this by submitting our response to the Commissioner of Service Tax in March 2016 and subsequently attended a personal hearing before the Commissioner of Central Excise. The total demand stemming from this notice approximates INR 231.6 million, exclusive of any potential interest and penalties. On January 13, 2017, we participated in another hearing before the Additional Director General and presented an additional submission to the adjudicating authority by January 27, 2017.

Following these discussions, the Directorate General of GST Intelligence formalized a service tax demand of INR 231.6 million, in addition to the applicable interest. To contest this order, we approached the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in November 2017, accompanied by a 7.5% pre-deposit of the total duty as mandated by service tax regulations.

Our request for an expedited hearing was approved by CESTAT on May 20, 2019, at the behest of the department, setting the stage for a conclusive discussion. However, the scheduled hearing for August 9, 2019 was postponed. While the CESTAT Chandigarh bench planned to convene in January 2020, the agenda remains unreleased to the public, and we await further updates on the next hearing.

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

Goods and Service Tax Show Cause Notice-Fiscal Years 2018-19 and 2019-2020

In Q4FY24 company has received three SCN notices from Haryana, Bangalore and West Bengal of amounting INR 4.24 million, 2.64 million and 2.66 million respectively, primary issue circles around mismatch between GSTR-2A an d GSTR-3B. The company has submitted the primary documents to the department and also attended a personal hearing with the department. Management is confident that on the basis of the merits of the cases the demand will be reduced and SCN will be dropped with the NIL demand.

Tax Matters Relating to Yatra Corporate Hotel Solutions Private Limited (formerly known as Intech Hotel Solutions Private Limited)

Assessment Year 2013-14

In August 2016, the Indian income tax authorities issued us a notice concerning the nature of certain expenditures related to international transactions with an associate enterprise for the assessment year 2013-14. This has a potential tax implication of INR 1.41 million. A hearing date with the assessing officer has not been set as of now.

Assessment Year 2014-15

In July 2016, the Indian income tax authorities issued a notice for scrutiny assessment pertaining to the 2014-15 assessment year. We promptly provided all requested information. By December 2016, we received an assessment order adding an income of INR 7.8 million and levying a demand of INR 0.9 million. That same month, we appealed to the Commissioner of Income Tax (Appeals). A subsequent penalty notice under section 271(1)(c) was dispatched on June 6, 2017. We responded with the necessary appeal documentation and clarifications. By March 2019, the Commissioner of Income Tax (Appeal) partly granted our appeal. In response to this decision, we appealed to the ITAT on June 6, 2019. As of now, a hearing date remains pending.

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

Assessment Year 2018-19

In November 2020, we were issued a notice by the Indian income tax authorities that required us to furnish information electronically on or before December 1, 2020. The required information was submitted to the department. The Assessment order is still pending from the concerned authorities.

In January 2022, we have received assessment order dated Sep 17, 2021, towards recovery of demand. A demand of INR 74.40 million was raised and we submitted our reply on January 09, 2022. We also filed an appeal against the matter in CIT(A) in February 2022.

On November 30, 2022, we were issued an order on the application of stay of demand against a payment of 10% of the total demand in 6 equal installments so that the payment towards the balance amount can be stayed. The Company has been adhering to the payment scheduled and the matter is awaited to be heard before the officer.

Service Tax Intimation for audit of fiscal Years 2015-16 - 2017-18 (up to June, 2017)

In January 2021, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from fiscal Years 2015-16 to 2017-1. The required information has been submitted to the concerned authorities.

During the course of verification of our records and returns, by the Audit team from the office of Audit Commissionerate CGST & CX Audit, it was determined that certain CENVAT credit incorrectly availed by the Company. We agreed to the points raised during verification/scrutiny and deposited the said amount of CENVAT credit of INR 0.01 million along with interest and penalty of INR 0.01 million vide DRC-03, Dt. 23 Mar’2021. A final order yet to be received from the authorities.

Tax Matters Relating to Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)

Assessment Year 2018-19

In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny, and we were requested to furnish information electronically on or before September 26, 2019. We filed the required documents with the income tax authorities. We received further questionnaire in December 2020 and January 2021. All the required details were submitted. In February 2021, we received orders under section 143(3) raising demand of INR 8.4 million. An appeal was filed before Commissioner of Income Tax (Appeals) in March 2021, subsequent to which there has been no progress on the matter.

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

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

In February 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the period July 2017 - March 2018 in respect of input tax credit being wrongly availed or utilized. The aggregate value of demand is approximately INR 8.45 million. We submitted our reply to the notice in March 2021. A personal hearing was accorded and was attended to on March 20, 2021, where the reasons were explained to the tax officer, which were primarily pertained to a mismatch of data. Following the hearing, we received a new SCN with a partial payment of INR 5.5 million from the tax authorities. We disagree with the finding and payment amount. We strongly believe that the case is meritorious, considering the facts which primarily pertains to the mismatch of the input tax credit recorded, where we have also seen that Indian Revenue Authorities are considering the facts basis which the discrepancies have been resolved in similar cases.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18, 2018-19, 2019-20 and 2020-21

A summon for personal hearing was received for block financial year periods between FY 2017-18 to 2020-21 (up to December 2020) from Karnataka jurisdiction The issue primarily involves reconciliations of GSTR3B and GSTR2A

We received a SCN on September 29, 2022, to pay the amount of penalty amounting to 25% of the demand against which an appropriate response has been filed along with a suomoto payment of INR 10.09 million. Basis this, we strongly believe that the merits are strong for the subject matter. There has been no movement since past one year and awaiting for the final order.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2019-20

On November 27 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the Financial Year 2019-20 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 0.06 million. We have submitted our reply to notice in December 24, 2021. There is no further update from the department.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

On September 13, 2022, we received the notice regarding discrepancies in return filed primarily pertaining to the differences between GSTR-3B and GSTR-1 for the period 2017-18 from Mumbai jurisdiction.

We deposited the tax liability for differences of INR 1.16 million on November 29, 2022. Further, we submitted latest response to the said notice on December 15, 2022, and the aggregate demand being INR 0.01 million. There is no further update from the department.

Goods and Service Tax Show Cause Audit Fiscal Years 2017-18 to Fiscal Years 2020-21

On March 15, 2023, we received an audit memo which is an observation letter from the tax department for a block assessment that they undertook in Delhi for the period of financial years 2017-18 to 2020-21, where it was adjudicated that there is a total demand of INR 2.87 million which has to be paid in the quarter. The matter has been concluded with the final demand of INR 2.87 million and the same has been paid May 2023.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2020-21

On September 13, 2022, we received a notice regarding discrepancies of ITC availed as reported in GSTR3B and GSTR2A for the financial year 2022-21 in Maharashtra Jurisdiction. The aggregate value of the demand is INR 3.43 million.

Reply to the said notice was filed on November 11, 2022, stating that the amount as reported is incorrect and does not match with the amount reported in monthly return.

Reply to the said notice was filed the response to the notice on November 14, 2022, stating that the actual difference in INR 0.9 million which is an adjustment of excess tax deposited by the company. There is no further update from the department.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

Yatra for Business has received Show Cause Notice from the Telangana Adjudicating Authority on the issue were the primary issue circles around mismatch between GSTR1 and GSTR3B. Accordingly, the department has only alleged for a tax demand amounting to INR 14.7m Subsequently, the company has received DRC07 on 31.12.2023 with the final liability of 0.53m excluding interest. The company has filed an appeal against the order in the month of May-2024. The demands were created on three major issues, one of which Demand has been accepted and the corresponding liability has already been paid. The other two issues are: 1. Late fees - Amount demanded in OIO was already paid before the Audit process. The OIO has not taken into consideration that the late fees amount under dispute were already paid by the company at the time of filing of GSTR-3B and GSTR-9 and therefore, the demand issued in this regards is invalid and bad in law. 2. Variance in Output Tax - The OIO has created demand relating to outward supply on assumptions without taking into consideration the submission and reconciliation submitted by the company. The demand created by the OIO on account of under declaration of taxable turnover is grossly wrong and in violation of the Principles of Natural Justice and Sec 75(7) of the GST Act, 2017; as the allegation in this regard was never made in the defective notice issued during the proceedings. Accordingly, the demand created is void-ab-initio.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

Yatra for Business has received Show Cause Notice No. 13/2023-24 AC- DIV5 from the Bangalore Adjudicating Authority on the issue were the primary issue circles around mismatch between GSTR1 and GSTR3B for FY 2017-18. Accordingly, the department has only alleged for a tax demand amounting to INR 17.09m. The required reconciliations and other essential documents have been submitted to the officer. Based on the merits we have a good chance that the SCN will be dropped by the officer.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

Yatra for business has received notice in form ADT-01 for conducting Departmental GST audit u/s 65, accordingly department asked the company for submission of preliminary information. Audit is in progress, and we are confident that this audit will be concluded with the Nil demand as our prior experiences with similar audits conducted for earlier periods, which were concluded with NIL demand, we are confident that this audit will also be concluded similarly with NIL demand.

Tax Matters Relating to Yatra Online Freight Services Private Limited

Assessment Year 2022-23

On March 24, 2024, the assessment order was passed raising the demand for INR 236.5 million. Appeal has been filed with CIT(A) on April 20, 2024. Further, a stay of demand application has been filed with jurisdictional AO. The Company’s business model wherein the purchase from suppliers directly passed on to customers is netted off in books of accounts and thus, only commission income is reported as revenue in books of accounts. Based on the above grounds of appeal, the company has good merits and it’s more likely that the case will be decided in the favor of the company.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries:

Organization Structure as on March 31, 2024

* Certain Terrapin Acquisition Corp.’s founder stockholders own Class F shares in Yatra Online and have an exchange right to acquire ordinary shares of Yatra Online.

** Public Shareholders hold 35.539% of outstanding Equity Shares of Yatra India.

D. Property, Plants and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 75,708 square feet facilities across 11 cities, including approximately 47,759 square feet in Gurgaon, approximately 10,239 square feet in Mumbai, approximately 4,615 square feet in Bangalore, approximately 3,450 square feet in Hyderabad and 600 square feet in Delhi.

Outside of India we have leased an office in Singapore, United States and Dubai.

ITEM 4A. UNRESOLVED STAFF COMMENTS

As of the date of filing of this Annual Report, we have no unresolved comments from the SEC that require disclosure pursuant to this Item 4A.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, “Item 3. Key Information - D. Risk Factors - Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition” and other risks described in “Item 3. Key Information - D. Risk Factors,” and elsewhere in this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Yatra is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 15 million travelers that have booked their travel through us as of March 31, 2024. We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2,305,097 tie-ups, as of March 31, 2024.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays, and other accommodations, with approximately 108,800 hotels and homestays in approximately 1,506 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 803 holiday packages and more than 1,484 other activities such as tours, sightseeing, shows and events.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Reserve Bank of India, India’s GDP growth came in at 8.2% for fiscal year 2024 versus 7% in fiscal year 2023. The Reserve Bank of India is forecasting GDP growth of 7.2% for fiscal year 2025. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with 849 large corporate customers and approximately 56,125 registered small and medium-sized (“SME”) customers as of March 31, 2024 and one of the largest consumer online travel companies (“OTC”) in the country in terms of gross booking revenue for fiscal year 2023 (Source: CRISIL Report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: business to consumer (“B2C”) and business to business (“B2B”) which includes business-to-enterprise and business-to-agents. We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 53,340 travel agents in approximately 1,063 cities across India as of March 31, 2024.

We generate revenue through three main lines of business: (1) Air Ticketing, (2) Hotels and Packages and (3) Other Services. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, business to business to consumer (“B2B2C”) travel agents and corporate client implants. Sales in our Hotels and Packages Business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and call centers. We also generate revenue through sales of travel vouchers and coupons, advertising from third parties, including advertisements on our websites by facilitating access to travel insurance, and through online sale of bus tickets, rail and cab services and other ancillary travel services.

In our Air Ticketing Business, revenue from airline ticket sales, encompassing commissions, incentives, and fees, is recognized on a net basis. Airline incentives are accounted for once the performance criteria stipulated in the incentive plans are met or are anticipated to be met by the close of respective periods.

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

Recent Developments

Initial Public Offering of Yatra India

Yatra India successfully completed Indian IPO of 54,577,465 Equity Shares for cash at a price of INR 142 per Equity Share (including a premium of INR 141 per Equity Share) aggregating to INR 7,750.00 million. The offer and sale comprised of a Fresh Issue by Yatra India of 42,394,366 Equity Shares aggregating to INR 6,020.00 million and an Offer for Sale of 12,183,099 Equity Shares aggregating to INR 1,730.00 million by the Selling Shareholders (i.e. THCL – Our Wholly Owned Subsidiary and Pandara Trust – Scheme I represented by its trustee Vistra ITCL (India) Limited). The Indian IPO consummated with Yatra India’s listing on September 28, 2023, on the NSE and BSE. Yatra India continues to use the IPO proceeds pursuant to objectives of the Indian IPO.

The Company received an inflow of approximately USD 21 million through the sale of shares offered in Indian IPO by THCL, which flowed through to the Company. This capital not only enabled us to repay the MAK debt and also to complete the repurchases of approximately $5.0 million of our outstanding Ordinary Shares pursuant to the Share Repurchase Program.

Restructuring Committee

In June 2024, we constituted the restructuring committee of the board of directors. The current members of our restructuring committee are Ms. Neelam Dhawan and Mr. Murlidhara Kadaba. The primary focus of this committee is to thoroughly evaluate various pathways to achieve a more efficient and simplified organizational structure.

Acquisition of additional stake in Adventure and Nature Network Private Limited

On June 19, 2024, Yatra India entered into a Share Purchase Agreement with Snow Leopard Adventures Private Limited to acquire an additional 49% of the issued and paid-up equity share capital (on a fully diluted basis) of Adventure and Nature Network Private Limited (“ANN”) (a joint venture company) for a cash consideration of INR 9.8 million. Consequently, Yatra India holds 99% of the issued and paid-up equity share capital (on a fully diluted basis) of ANN.

Share Repurchase Program

On November 16, 2023, the Board authorized to purchase up to US $5.0 million of outstanding Ordinary Shares through open market and privately negotiated purchases through one or more securities broker-dealers over an unlimited time period (the “Share Repurchase Program”).

As of May 17, 2024, the Company has completed repurchase of approximately US $5.0 million of outstanding Ordinary Shares pursuant to the Share Repurchase Program following which the Share Repurchase Program was terminated.

Key Operating Metrics

Our operating results are affected by certain key operating metrics that represent overall transaction activity and financial performance generated by our travel services and products. Three of the most important operating metrics, which are critical in determining the ongoing growth of our business, are Gross Bookings, Adjusted Margin and Adjusted Margin %.

Gross Bookings

Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

	Year ended March 31
	2022	2023	2024
Gross Bookings**
Air Ticketing	27,648,844	56,408,351	64,950,106
Hotels and Packages	3,487,276	8,178,106	8,758,863
Other Services	3,162,247	2,811,038	2,239,056
Total	34,298,367	67,397,495	75,948,025

Adjusted Margin

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure. We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The Chief Operating Decision Maker (CODM) uses adjusted margin to assess segment profitability and in deciding how to allocate resources and in assessing performance.

For further description of our segments, see Note 5 to our 2024 Consolidated Financial Statements.

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Margin, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other Services
Amount in INR thousands except %	2022	2023	2024	2022	2023	2024	2022	2023	2024
Revenue	1,150,474	1,779,972	1,729,305	520,740	1,471,270	1,693,963	146,178	154,305	160,531
Add. Customer promotional expenses	1,060,600	2,555,320	2,773,118	237,695	263,756	312,206	15,326	23,380	18,545
Service cost	-		-	(159,284)	(669,098)	(866,039)	-	-	-
Adjusted Margin	2,211,074	4,335,292	4,502,423	599,151	1,065,928	1,140,129	161,504	177,685	179,076

Adjusted Margin %

Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings and represents the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the performance of our various businesses.

The following table sets forth the Gross Bookings, Adjusted Margin and Adjusted Margin % for our Air Ticketing Business and our Hotels and Packages Business for the periods indicated:

	Fiscal Year ended March 31,
	2022	2023	2024
Figures in thousands
Quantitative details*
Air Passengers	3,706	5,601	6,945
Hotel room nights	1018	1,753	1,692
Holiday packages passengers travelled	10	21	24
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	27,648,844	56,408,351	64,950,106
Hotels and Packages	3,487,276	8,178,106	8,758,863
Other Services****	3,162,247	2,811,038	2,239,056
Total	34,298,367	67,397,495	75,948,025
Adjusted Margin
Air Ticketing	2,211,074	4,335,292	4,502,423
Hotels and Packages	599,151	1,065,928	1,140,129
Other Services	161,504	177,684	179,076
Others	330,632	574,238	708,460
Net Revenue Margin %
Air Ticketing	8.0%	7.7%	6.9%
Hotels and Packages	17.2%	13.0%	13.0%
Other Services	5.1%	6.3%	8.0%

* Quantitative details are considered on a gross basis.

**Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure. We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

****Other Services consists of bus, rail bookings, cab, our Freight Business and other services

Factors Affecting Our Results of Operations

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. Macroeconomic trends and changes in India which may affect our results include, among others:

●	a slowdown in India’s economic growth;

●	growth in the middle-class population in India, as well as increased tourism expenditure in India;

●	increase in discretionary expenditures among Indian households;

●	increased Internet penetration (particularly broadband penetration) in India;

●	increased use of the Internet for commerce in India;

●	increased use of smartphones and mobile devices in India;

●	intensive competition from new and existing market players, particularly in the Indian online travel industry;

●	consolidation among the existing market players in the Indian travel industry;

●	changes in exchange rates and controls or interest rates in India;

●	changes in government policies, including taxation policies in India;

●	social and civil unrest and other political, social, and economic developments in or affecting India; and

●	capacity additions and average occupancy rates among the hotel suppliers.

Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our Company. In particular, volatility in global economic conditions as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions and a reduction in the number of GDS service providers with whom such airlines do business. Recent bankruptcies have also impacted the Indian air travel industry. In addition, many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

Changes in Our Business Mix and Net Margins. We generate revenue primarily through two main lines of business: (1) Air Ticketing Business and (2) Hotels and Packages Business. Income from the sale of Airline Tickets, including commission, incentives and fees, is recognized on a net commission earned basis. In our Hotels and Packages Business, income from hotel reservations, including commissions and incentives, is recognized on a net commission earned basis. Our Hotels and Packages Business has historically yielded higher margins than our Air Ticketing Business. In Fiscal years of 2022, 2023 and 2024, we generated 77.5%, 77.7% and 74.4% of our Adjusted Margin from our Air Ticketing Business, 19.4%, 19.1% and 20.2% of our Adjusted Margin from our Hotels and Packages Business, respectively. Our net margin from Hotels and Packages Business in fiscal years 2022, 2023 and 2024 were 17.2%, 13.0%and 13.0% and our net margin from Air Ticketing Business in fiscal years 2022, 2023 and 2024 were 8.0%, 7.7% and 7.0%. We believe that as a result of the fragmented nature of the Hotels and Packages Business, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Our capacity additions in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

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

Ability to Enhance Operating Efficiency through Investments in Technology. Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially through investment in technology. Our business is based on a single common technology platform that serves our customers through multiple mobile applications as well as our website www.yatra.com. Our single common platform approach provides us with a scalable, comprehensive, and consistent user experience across each of our three go-to-market channels. Our technology also contributes to the conversion of our business travelers to leisure travelers by creating a single and familiar platform as well as enabling loyalty programs such as our eCash program, available across all our channels and offerings. Going forward, we intend to continue to prudently invest resources in technology in a cost-effective manner to support the long-term growth of our business.

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

Inorganic Growth through Strategic Acquisitions. In addition to the organic growth of our operations, we have a track record of inorganic growth through strategic acquisitions that supplement our business verticals. In 2010, we acquired TSI Yatra Private Limited in order to expand our B2B2C business, particularly our international Air Ticketing Business for SME’s. Pursuant to share purchase agreement dated June 27, 2012, we acquired 100% stake in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited from TG India Holdings Company and Travelocity.com Private Limited. Further, pursuant to share purchase agreement dated July 20, 2017, as amended, our Company acquired 100% stake in Yatra For Business Private Limited. Our Company has also acquired 100% stake in Travel.Co.In Private Limited (formerly known as Travel.Co.In Limited), pursuant to share purchase agreement dated February 8, 2019 and acquired, the corporate travel business of PL Worldways, which further reinforced our leadership position in the B2E travel segment. On June 19, 2024, Yatra India acquired an additional 49% of the issued and paid-up equity share capital of ANN. Yatra India currently holds 99% of the issued and paid-up equity share capital (on a fully diluted basis) of ANN. We expect to continue making acquisitions and entering into new business ventures or initiatives as part of our strategy. We believe that the effect of our acquisitions and the consolidation of the acquired entity’s financial results in our consolidated financial statements will strengthen our financial performance. Given the fragmented nature of the travel industry, there exist opportunities for consolidation. Our successful and timely integration of such acquisitions will enable us to capture relevant synergies both from a technological and bottom-line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

Seasonality in the Travel Industry. We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages Business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

Marketing and Sales Promotion Expenses. Competition in the Indian online travel industry is extremely intense, and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market, and we expect this competitive environment, and therefore our expenses, to change over time. We also incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions.

Risk Related to Operations in India. A substantial portion of our business and most of our employees are in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our Ordinary Shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest, and other political, social and economic developments in or affecting India.

Impact of Changing Laws, Rules and Regulations in India. The regulatory and policy environment in which we operate is evolving and is subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition, and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries, which has now substantially been made effective.

More than five years after implementation, the GST law is still an evolving statute. Amendments are being made to the law and various notifications and clarifications are being issued via government initiatives or court stated judgments. Particularly, with respect to compliances, there have been amendments in law which restricted the input tax credit available to a taxpayer for utilization and made it subject to declarations made by vendor of such taxpayer to the government in their tax returns. Further, amendments have been made to tax recovery and suspension of GST registration provisions as well.

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

The taxpayers required to comply with these provisions were notified in a staggered manner wherein taxpayers with, revenue from operations, or “turnover,” of more than 500 crores in any one of the previous three fiscal years starting from FY 2017-18 were required to be compliant from October 1, 2020, those with turnover of more than 100 crores (one crores being ten million Rupees or 100 lakhs) were required to go-live on January 1, 2021, with turnover of more than 50 crores were required to go live from April 1, 2021, with turnover of more than 20 crores went live from April 1, 2022, with turnover of more than 10 crores went live from October 1, 2022 and with turnover of more than 5 crores went live from August 1, 2023. Accordingly, different entities of our Group went live with this requirement at different points in time last year and updated its accounting and billing software and enhanced the compliance capabilities to keep up with the changing legal requirements.

In addition, Dynamic QR code requirements are also planned to be introduced for GST invoices (B2C invoices) raised by a registered taxable person on an un-registered person. The Dynamic QR code is required to facilitate digital payments by the end customers. As per the requirements so far, a QR code needs to be printed on the invoices with certain particulars of invoice and payment details of the invoice. This requirement is applicable on taxpayers with turnover of more than 500 crores in any one of the previous years (starting from fiscal year 2017-18) and as per extended deadlines, compliance needs to be made by October 1, 2021.

Overall, GST has had a mixed impact on the Company. The decentralization of tax registration and related compliance have caused a significant increase in our compliance and audit requirements over the last two years. In addition to increased compliance costs, the Company is also paying GST taxes for hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located. While the Company is complying with the requirements of the GST regime, there are certain areas where clarity is still awaited, and the Company is in the process of finalizing tax positions while awaiting such clarity. The Company continues to closely monitor on regular basis the impact of the new indirect tax environment.

Change in Significant Accounting Policies and Non-IFRS Financial Measures

Change in Non-IFRS Financial Measures

During the year ended March 31, 2023, we changed the Non-IFRS Financial Measure “Adjusted Revenue” to “Adjusted Margin”. We evaluate our financial performance based on Adjusted Margin, which represents Revenue as per IFRS - Rendering of services after deducting service costs and adding back the expenses in consumer promotions and loyalty program costs, which had been reduced from revenue, as we believe that Adjusted Margin reflects the true value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS financial measure, see “Certain Non-IFRS Measures” elsewhere in this Annual Report.

The Chief Operating Decision Maker (CODM) uses adjusted margin to assess segment profitability and in deciding how to allocate resources and in assessing performance.

Operating Segments

In accordance with IFRS 8-Operating Segments, the operating segments used to present reportable segment information are identified based on internal management reports used to allocate resources to the segments and assess their performance. A reportable segment is a component of our Company that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of our other components.

Our reportable segments are: (1) Air Ticketing, (2) Hotels and Packages and (3) Other Services. Our reportable segments are determined based on how our chief operating decision maker reviews our business, regularly assesses information, and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the Company is our chief executive officer.

For further description of our segments, see Note 5 to our 2023 Consolidated Financial Statements.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced our business in 2006 with sales of airline tickets in our Air Ticketing Business and our Hotels and Packages Business with a focus on retail customers (B2C) through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, income from Freight Forwarding Business, car transfers and facilitating access to travel insurance.

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

Other Services. Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and Revenue from Freight Forwarding Business. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue related to our Freight Forwarding Business is recognized at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognized on the basis of arrival dates. We act as an agent and accordingly we recognize revenue only for our commission on the arrangement.

Others

Revenue from Other, primarily comprising advertising revenue and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed.

Other Income

Other Income primarily comprises: (A) gain on sale of property, plant and equipment (net); (B) gain on termination/ rent concession of leases; (C) government grants; (E) liability no longer required written back and (F) miscellaneous income.

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

Finance Income and Expenses

Finance income comprises of interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise of interest expenses on borrowings, unwinding of the discount on provisions, Interest on lease liability and impairment losses recognized on financial assets. Interest expense is recognized in profit or loss, using the effective interest method.

Critical Accounting Estimates

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty, but which may have a material impact on our financial condition or results of operation. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 2, Significant Accounting Policies,” to our 2024 Consolidated Financial Statements.

Basis of Preparation

The 2023 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The 2023 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

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

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from our Freight Forwarding Business. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis. Revenue related to our Freight Forwarding Business is recognized at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognized based on arrival dates. We act as an agent; accordingly we recognize revenue only for our commission on the arrangement.

Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

Revenue is allocated between the loyalty program and the other components of the sale. The amount allocated to the loyalty program is deferred and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the program.

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

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is higher of value in use and fair value less cost of disposal (FVLCOD). The Group first determines value in use to calculate recoverable amount. If value in use calculation indicates impairment, then fair value less cost of disposal is also determined. The value in use calculation is based on a discounted cash flow (DCF) model. The cash flows are derived from the budget approved by the management for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. After budget period, cash flow is determined based on extrapolation. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The FVLCOD calculations are determined by considering median quartile of EBITDA multiple to enterprise value of comparable companies (‘EBITDA market multiple’) and thereafter applying discount to reflect the risk relating to business of the above-mentioned CGUs. The resultant EBITDA market multiple is applied to the EBITDA for the year of relevant CGUs to determine the FVLCOD. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group.

b)	Measurement Of Expected Credit Loss (“ECL”) for Uncollectible Trade Receivables and Advances

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

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

The useful lives of the Group’s intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence, and other factors. The useful life is reviewed by management periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

h)	Recognition of variable consideration incentives pertaining to air ticketing

The Company receives incentives from Global Distribution System (“GDS”) providers for achieving minimum performance thresholds of ticket segments sales over the term of the agreement. The Company does not have a right to payment until the ticket segment thresholds as agreed are met. The Company estimates variable considerations (i.e., incentives) to be included in the transaction price which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For doing such assessment, management considers various assumptions which primarily includes the Company’s estimated air ticket sales growth rates and the impact of marketing initiatives on the Company’s ability to achieve sales targets set by the GDS providers. These assumptions are forward looking and could be affected by future economic and market conditions.

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2024 Consolidated Financial Statements:

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

Results of Operations

Convenience Translation

The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2024, the consolidated statement of financial position as of March 31, 2024, the consolidated statement of cash flows for year ended March 31, 2024, were converted into U.S. dollars at the exchange rate of 83.34 INR per USD, which is based on the noon buying rate as at March 31, 2024, in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

Results of Fiscal Year Ended March 31, 2024, Compared to Fiscal Year Ended March 31, 2023

	Fiscal Year Ended March 31,
	2023		2024
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	3,827,265	100.0	4,189,897	100.0
Other Income	152,520	5.0	102,362	2.4
Service cost	669,098	17.5	866,039	20.7
Personnel expenses	1,148,434	30.0	1,348,215	32.2
Marketing and sales promotion expenses	336,472	8.8	459,935	11.0
Other operating expenses	1,554,963	40.6	1,579,352	37.7
Depreciation and amortization	190,152	5.0	197,527	4.7
Impairment of loan to joint venture	1,000	0.1	-	-
Results from operations	79,666	2.1	(158,809)	(3.8)
Finance income	28,944	0.8	170,714	4.1
Finance costs	(326,399)	(8.5)	(286,998)	(6.8)
Listing and related expenses	(23,591)	(0.6)	(54,238)	(1.3)
Change in fair value of warrants	-	-	-	-
Loss before income taxes	(241,380)	6.3	(329,330)	(7.9)
Income tax expense	(46,787)	(1.2)	(37,174)	(0.9)
Loss for the year	(288,167)	(7.5)	(366,504)	(8.7)
Basic Loss per share	(4.59)		(5.60)
Diluted Loss per share	(4.59)		(5.60)

Revenue. We generated revenue of INR 4,186.9 million (USD 50.3 million) in the year ended March 31, 2024, an increase of 9.5% compared with INR 3,827.3 million (USD 45.9 million) in year ended March 31, 2023. Increase in revenue was primarily contributed by increase in our gross booking value by 12.7% in year ended March 31, 2024 compared to year ended March 31, 2023 on account of accelerated growth in our Air Ticketing business backed by sustained elevated travel demand in India, addition of new corporate customers and expansion of our distribution channels.

Service Cost. Our service cost increased to INR 866.0 million (USD 10.4 million) in the year ended March 31, 2024 from INR 669.1 million (USD 8.0 million) in the year ended March 31, 2023 primarily due to higher package sales in the year ended March 31, 2024 on account of recovery in consumer travel markets.

Air Ticketing. Revenue from our Air Ticketing business was INR 1,729.3 million (USD 20.7 million) in the year ended March 31, 2024 against INR 1,780.0 million (USD 21.4 million) in the year ended March 31, 2023.

Adjusted Margin (1) from our Air Ticketing business increased to INR 4,502.4 million (USD 54.0 million) in the year ended March 31, 2024 against INR 4,335.3 million (USD 52.0 million) in the year ended March 31, 2023. In the year ended March 31, 2024, Adjusted Margin (1) for Air Ticketing includes the addition of INR 2,773.1 million (USD 33.3 million) in the year ended March 31, 2024 against INR 2,555.3 million (USD 30.7 million) in the year ended March 31, 2023 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. This increase in Adjusted Margin is mainly due to increase in air ticketing gross booking value by 15.1% partially offset by lower airline incentive deals in the year ended March 31, 2024 as compared to year ended March 31, 2023.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,694.0 million (USD 20.3 million) in the year ended March 31, 2024 against INR 1,471.3 million (USD 17.7 million) in the year ended March 31, 2023.

Adjusted Margin (1) for this segment increased by 7.0% to INR 1,140.1 million (USD 13.7 million) in the year ended March 31, 2024 from INR 1,065.9 million (USD 12.8 million) in the year ended March 31, 2023. In the year ended March 31, 2024, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 312.2 million (USD 3.7 million) against INR 263.8 million (USD 3.2 million) in the year ended March 31, 2023, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in revenue and Adjusted Margin in the year ended March 31, 2024 is on account of increase in hotel and packages gross booking value by 7.4% backed by sustained consumer travel demand and increase in our packages passengers travelled.

Other Services. Our income from Other Services was INR 160.5 million (USD 1.9 million) in the year ended March 31, 2023, an increase from INR 154.3 million (USD 1.9 million) in the year ended March 31, 2023.

Adjusted Margin for this segment increased by 0.8% to INR 179.1 million (USD 2.1 million) in the year ended March 31, 2024 from INR 177.7 million (USD 2.1 million) in the year ended March 31, 2023. In the year ended March 31, 2024, Adjusted Margin includes add-back of INR 18.5 million (USD 0.2 million) in the year ended March 31, 2024 against INR 23.4 million (USD 0.3 million) in the year ended March 31, 2023 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Margin is primarily due to better margins as compared to quarter ended March 31, 2023.

Other Revenue. Our Other Revenue was INR 606.1 million (USD 7.3 million) in the year ended March 31, 2024, an increase from INR 421.7 million (USD 5.1 million) in the year ended March 31, 2023 due to an increase in advertising revenue.

Other Income. Our other income decreased to INR 102.4 million (USD 1.2 million) in the year ended March 31, 2024 from INR 152.5 million (USD 1.8 million) in the year ended March 31, 2023 due to the impact of write back of liabilities offset.

Personnel Expenses. Our personnel expenses increased by 17.4% to INR 1,348.2 million (USD 16.2 million) in the year ended March 31, 2024 from INR 1,148.4 million (USD 13.8 million) in the year ended March 31, 2023. Excluding employee share-based compensation costs of INR 229.3 million (USD 2.8 million) in the year ended March 31, 2024 from INR 152.1 million (USD 1.8 million) in the year ended March 31, 2023, personnel expenses increased by 12.3% in the year ended March 31, 2024 on account of new hiring and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 36.7% to INR 459.9 million (USD 5.5 million) in the year ended March 31, 2024 from INR 336.5 million (USD 4.0 million) in the year ended March 31, 2023. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 3,563.8 million (USD 42.8 million) against INR 3,178.9 million (USD 38.1 million) in the year ended March 31, 2023, 12.1% an increase year-over-year.

Other Operating Expenses. Other operating expenses increased by 1.6% to INR 1,579.4 million (USD 19.0 million) in the year ended March 31, 2024 from INR 1,555.0 million (USD 18.7 million) in the year ended March 31, 2023 primarily due to increase in legal & professional charges and commission & PG cost in line with growth in gross booking value partially offset by decrease in provision for doubtful debts.

Adjusted EBITDA Profit(1). Due to the forgoing factors, Adjusted EBITDA Profit(1) decreased by 36.6% to INR 268.0 million (USD 3.2 million) in the year ended March 31, 2024 from Adjusted EBITDA Profit(1) of INR 422.9 million (USD 5.1 million) in the year ended March 31, 2023.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 3.9% to INR 197.5 million (USD 2.4 million) in the year ended March 31, 2024 from INR 190.2 million (USD 2.3 million) in the year ended March 31, 2023 largely on account of capitalization of intangible assets during the year partially offset by full depreciated and amortized assets in the year ended March 31, 2024.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 158.8 million (USD 1.9 million) in the year ended March 31, 2024. Our profit for the year ended March 31, 2023 was INR 79.7 million (USD 1.0 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been profit of INR 70.5 million (USD 0.8 million) for year ended March 31, 2024 as compared to profit of INR 232.7 million (USD 2.8 million) for year ended March 31, 2023.

Share of Loss of Joint Venture. This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provision created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During the year ended March 31, 2023, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our impairment of loan to Joint venture is INR Nil (USD Nil) in the year ended March 31, 2024 compared to a loss of INR 1.0 million (USD 0.1 million)) in the year ended March 31, 2023.

Finance Income. Our finance income increased to INR 170.7 million (USD 2.0 million) in the year ended March 31, 2024 from INR 28.9 million (USD 0.3 million) in the year ended March 31, 2023. This increase was primarily on account of increase in our term deposits from INR 587 million (USD 7.0 million) as on March 31, 2023 to INR 2,757 million (USD 33.1 million) as on March 31, 2024.

Finance Costs. Our finance costs decreased to INR 287.0 million (USD 3.4 million) includes interest on the lease liability of INR 32.3 million (USD 0.4 million) in the year ended March 31, 2024 as compared to INR 326.4 million (USD 3.9 million) includes interest on the lease liability of INR 36.0 million (USD 0.4 million) in the year ended March 31, 2023. This decrease in interest on borrowing is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans, non-convertible debentures (NCDs) and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the year ended March 31, 2024, the Company has incurred INR 54.2 (USD 0.7 million) as compared to INR 23.6 million (USD 0.3 million) in the year ended March 31, 2023.

Income Tax Expense. Our income tax expense during the year ended March 31, 2024 was INR 36.7 million (USD 0.4 million) compared to an expense of INR 46.8 million (USD 0.6 million) during the year ended March 31, 2023.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2024 was INR 366.5 million (USD 4.4 million) as compared to a loss of INR 288.2 million (USD 3.5 million) in the year ended March 31, 2023. Excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, the Adjusted Loss(1) would have been INR 83.0 million (USD 1.0 million) for year ended March 31, 2024 and Adjusted Loss(1) INR 111.5 million (USD 1.3 million) for year ended March 31, 2023.

Basic Loss per Share. Basic Loss per Share was INR 5.60 (USD 0.07) in the year ended March 31, 2024 as compared to basic loss per share of INR 4.59 (USD 0.06) in the year ended March 31, 2023. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 2.56 (USD 0.03) in the year ended March 31, 2024, as compared to Adjusted Basic Loss of INR 1.81 (USD 0.02) in the year ended March 31, 2023.

Diluted Loss per Share. Diluted Loss per Share was INR 5.60 (USD 0.07) in the year ended March 31, 2024 as compared to Diluted Loss per share of INR 4.59 (USD 0.06) in the year ended March 31, 2023. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 2.56 (USD 0.03) in the year ended March 31, 2024 as compared to Adjusted Diluted Loss of INR 1.81 (USD 0.02) in the year ended March 31, 2023.

Results of Fiscal Year Ended March 31, 2023, Compared to Fiscal Year Ended March 31, 2022

Yatra Online financial and operating results for the fiscal year 2023 and 2022 include 100% of the financial and operating results of “Yatra Freight”, which we incorporated on August 5, 2020.

	Fiscal Year Ended March 31,
	2022		2023
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	1,989,376	100.0	3,827,265	100.0
Other Income	158,648	8.0	152,520	5.0
Service costs	159,284	8.0	669,098	17.5
Personnel expenses	1,021,881	51.4	1,148,434	30.0
Marketing and sales promotion expenses	124,147	6.2	336,472	8.8
Other operating expenses	893,313	44.9	1,554,963	40.6
Depreciation and amortization	308,153	15.5	190,152	5.0
Impairment of goodwill	-	-	-	-
Impairment of loan to joint venture	72,719	3.7	1,000	0.1
Results from operations	(431,473)	(21.7)	79,666	2.1
Finance income	47,816	2.4	28,944	0.8
Finance costs	(100,453)	(5.0)	(326,399)	(8.5)
Share of loss of Joint venture	41,616	2.1	-	-
Listing and related expenses	(55,818)	(2.8)	(23,591)	(0.6)
Change in fair value of warrants	32,756	1.6	-	-
Loss before income taxes	(465,556)	(23.4)	(241,380)	(6.3)
Income tax expense	(16,906)	(0.8)	(46,787)	(1.2)
Loss for the year	(482,462)	(24.3)	(288,167)	(7.5)
Basic Loss per Share	(7.66)		(4.59)
Diluted Loss per Share	(7.66)		(4.59)

Revenue. We generated revenue of INR 3,827.3 million (USD 46.6 million) in the year ended March 31, 2023, an increase of 92.4% compared with INR 1,989.4 million (USD 24.2 million) in year ended March 31, 2022. Increase in revenue was primarily due to recovery in both our consumer and corporate travel business due to the diminishing impact of COVID-19 as compared to the corresponding period of March 31, 2022, and an accrual of threshold bonus for GDS contracts in the year ended March 31, 2023.

Service Cost. Our service cost increased to INR 669.1 million (USD 8.1 million) in the year ended March 31, 2023, from INR 159.3 million (USD 1.9 million) in the year ended March 31, 2022 primarily due to higher package sales in the year ended March 31, 2023, on account of recovery in the consumer travel markets.

Air Ticketing. Revenue from our Air Ticketing Business was INR 1,780.0 million (USD 21.7 million) in the year ended March 31, 2023, against INR 1,150.5 million (USD 14.0 million) in the year ended March 31, 2022.

Adjusted Margin (1) from our Air Ticketing Business increased to INR 4,335.3 million (USD 52.7 million) in the year ended March 31, 2023, against INR 2,211.1 million (USD 26.9 million) in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Margin (1) for our Air Ticketing Business includes the addition of INR 2,555.3 million (USD 31.1 million) in the year ended March 31, 2023, against INR 1,060.6 million (USD 12.9 million) in the year ended March 31, 2022, of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The recovery in revenue and Adjusted Margin is on account of volume growth, an accrual of threshold bonus for GDS contracts and additional incentives from suppliers due to increases in travel demand.

Hotels and Packages. Revenue from our Hotels and Packages Business was INR 1,471.3 million (USD 17.9 million) in the year ended March 31, 2023, against INR 520.7 million (USD 6.3 million) in the year ended March 31, 2022.

Adjusted Margin (1) for this segment increased by 77.9% to INR 1,065.9 million (USD 13.0 million) in the year ended March 31, 2023, from INR 599.2 million (USD 7.3 million) in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Margin (1) for our Hotels and Packages Business includes the add-back of INR 263.8 million (USD 3.2 million) against INR 237.7 million (USD 2.9 million) in the year ended March 31, 2022, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in revenue and Adjusted Margin in the year ended March 31, 2023, is on account of recovery in domestic travel, along with addition of new corporate customers and expansion of our distribution channels. The reduction in net margin is on account of change in the mix in favor of packages.

Other Services. Our income from Other Services was INR 154.3 million (USD 1.9 million) in the year ended March 31, 2022, an increase from INR 146.2 million (USD 1.8 million) in the year ended March 31, 2022.

Adjusted Margin for this segment increased by 10.0% to INR 177.7 million (USD 2.2 million) in the year ended March 31, 2023, from INR 161.5 million (USD 2.0 million) in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Margin (1) includes add-back of INR 23.4 million (USD 0.3 million) in the year ended March 31, 2023, against INR 15.3 million (USD 0.2 million) in the year ended March 31, 2022, of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Margin is primarily due to increase in revenue from other services like rail, bus and car which is partially offset by decrease in our Freight Forwarding Business Revenue.

Other Revenue. Our Other Revenue was INR 421.7 million (USD 5.1 million) in the year ended March 31, 2023, an increase from INR 172.0 million (USD 2.1 million) in the year ended March 31, 2022.

Other Income. Our other income decreased to INR 152.5 million (USD 1.9 million) in the year ended March 31, 2023, from INR 158.6 million (USD 1.9 million) in the year ended March 31, 2022, due to the impact of write back of liabilities offset.

Personnel Expenses. Our personnel expenses increased by 12.4% to INR 1,148.4 million (USD 14.0 million) in the year ended March 31, 2023, from INR 1,021.9 million (USD 12.4 million) in the year ended March 31, 2022. Excluding employee share-based compensation costs of INR 152.1 million (USD 1.9 million) in the year ended March 31, 2023, from INR 209.5 million (USD 2.5 million) in the year ended March 31, 2022, personnel expenses increased by 22.7% in the year ended March 31, 2023 due to the impact of the reinstatement of salaries for employees to pre-pandemic levels and annual salary increase, along with increase in headcount.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 171.0% to INR 336.5 million (USD 4.1 million) in the year ended March 31, 2023, from INR 124.1 million (USD 1.5 million) in the year ended March 31, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have reduced revenue per IFRS 15, our marketing and sales promotion expenses would have been INR 3,178.9 million (USD 38.7 million) against INR 1,437.8 million (USD 17.5 million) in the year ended March 31, 2022, or a 121.1% an increase year-over-year.

Other Operating Expenses. Other operating expenses increased by 74.1% to INR 1,555.0 million (USD 18.9 million) in the year ended March 31, 2023, from INR 893.3 million (USD 10.9 million) in the year ended March 31, 2022, primarily due to increase in commissions, legal and professional charges, bad debts written off and provision for doubtful debts and payment gateway charge.

Adjusted EBITDA Profit/(Loss)(1). Due to the forgoing factors, Adjusted EBITDA Profit(1) increased by 166.0% to INR 422.9 million (USD 5.1 million) in the year ended March 31, 2023, from Adjusted EBITDA Loss(1) of INR 159.0 million (USD 1.9 million) in the year ended March 31, 2022.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 38.3% to INR 190.2 million (USD 2.3 million) in the year ended March 31, 2023, from INR 308.2 million (USD 3.7 million) in the year ended March 31, 2022, primarily due to an increase in fully depreciated and amortized assets in the year ended March 31, 2023.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a profit of INR 79.7 million (USD 1.0 million) in the year ended March 31, 2023. Our loss for the year ended March 31, 2022, was INR 431.5 million (USD 5.2 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been profit of INR 232.7 million (USD 2.8 million) for year ended March 31, 2023, as compared to loss of INR 149.2 million (USD 1.8 million) for year ended March 31, 2022.

Share of Loss of Joint Venture. This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provision created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During the year ended March 31, 2022, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our impairment of loan to joint venture is INR 1.0 million (USD 0.1 million) in the year ended March 31, 2023, compared to a loss of INR 72.7 million (USD 0.9 million)) in the year ended March 31, 2022.

Finance Income. Our finance income decreased to INR 28.9 million (USD 0.4 million) in the year ended March 31, 2023, from INR 47.8 million (USD 0.6 million) in the year ended March 31, 2022. The decrease was primarily due to a decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR 326.4 million (USD 4.0 million), including interest on the lease liability of INR 36.0 million (USD 0.4 million) in the year ended March 31, 2023, as compared to INR 100.5 million (USD 1.2 million) includes interest on the lease liability of INR 43.9 million (USD 0.5 million) in the year ended March 31, 2022. The increase was due to increase in interest on borrowings and increase in borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the year ended March 31, 2023, the Company has incurred INR 23.6 (USD 0.3 million) as compared to INR 55.8 million (USD 0.7 million) in the year ended March 31, 2022.

Change in fair value of warrants. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares (the “Warrants”) expired by their original terms.

The change in the fair market value of warrants resulted in a gain of INR nil during the year ended March 31, 2023, compared to a gain of INR 32.8 million (USD 0.4 million) during the year ended March 31, 2022.

Income Tax Expense. Our income tax expense during the year ended March 31, 2023, was INR 46.8 million (USD 0.6 million) compared to an expense of INR 16.9 million (USD 0.2 million) during the year ended March 31, 2022.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2023, was INR 288.2 million (USD 3.5 million) as compared to a loss of INR 482.5 million (USD 5.9 million) in the year ended March 31, 2022. Excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 111.5 million (USD 1.4 million) for year ended March 31, 2023 and INR 177.1 million (USD 2.2 million) for year ended March 31, 2022.

Basic Loss per Share. Basic Loss per Share was INR 4.59 (USD 0.07) in the year ended March 31, 2023, as compared to basic loss per share of INR 7.66 (USD 0.09) in the year ended March 31, 2022. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 1.81 (USD 0.02) in the year ended March 31, 2023, as compared to Adjusted Basic loss INR 2.84 (USD 0.03) in the year ended March 31, 2022.

Diluted Loss per Share. Diluted Loss per Share was INR 4.59 (USD 0.07) in the year ended March 31, 2023, as compared to Diluted loss per share of INR 7.66 (USD 2.84) in the year ended March 31, 2022. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 1.81 (USD 0.02) in the year ended March 31, 2023 as compared to Adjusted Diluted loss INR 2.84 (USD 0.03) in the year ended March 31, 2022.

Liquidity and Capital Resources

Our sources of liquidity have principally been proceeds from the sale of shares of the Company, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly consisted of operational losses, acquisitions, working capital as well as capital expenditures.

As of March 31, 2024, our primary sources of liquidity were INR 1,742.0 million of cash and cash equivalents and INR 2,757.8 million in term deposits (INR 427.8 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, letters of credit, sales invoice discounting and credit card facilities).

As of March 31, 2023, our primary sources of liquidity were INR 503.6 million of cash and cash equivalents and INR 587.4 million in term deposits (INR 550.1 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, letters of credit, sales invoice discounting and credit card facilities).

As of March 31, 2022, our primary sources of liquidity were INR 800.3 million of cash and cash equivalents and INR 568.3 million in term deposits (INR 486.1 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, letters of credit, sales invoice discounting and credit card facilities).

Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables increased by INR 1,576.0 million from INR 3,061.2 million as of March 31, 2023, to INR 4,637.2 million as of March 31, 2024.

Our Prepayments and other assets primarily consist of the current portion of prepayments made to and deposits placed with our suppliers. Our other current assets increased from INR 951.9 million as of March 31, 2023, to INR 1,487.9 million as of March 31, 2024, primarily due to increase in advances made to our airline and hotel suppliers.

As of March 31, 2024, Yatra India had sanctioned limit of

●	INR 300 million as bank guarantee from ICICI Bank Limited (“ICICI Bank”) secured against 100% bank deposits.
●	INR 300 million as Sales Invoice discounting from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets (present and future) along with bank deposits to the extent of 20% of the facility.
●	INR 200 million as Sales Invoice discounting and INR 1 million as overdraft facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets (present & future) along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting Facility.
●	INR 300 million against as Sales Invoice discounting facility (includes INR 50 million of Bank Guarantee Sublimit) from IDFC First Bank secured by First Pari Passu charge on Movable fixed assets, Current Assets present & future along with bank deposits to the extent of 20% of the facility.
●	Secured Non-Convertible Debentures of INR 200 million from Blacksoil secured by First Pari Passu charge on Movable fixed assets, Current Assets (present and future) along with bank deposits to the extent of 3 months interest on the facility.

As of March 31, 2024, Yatra for Business had sanctioned limit of

●	Bank Guarantee limits of INR 400 million from ICICI bank (INR 100 million as a bank guarantee limit and INR 300 million as invoice discounting facility) against a 100% bank deposit
●	INR 250 million as Sales Invoice discounting from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.
●	INR 200 million as Sales Invoice discounting and INR 1 million as overdraft facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting.
●	INR 200 million as Sales Invoice discounting facility from IDFC First Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.

As of March 31, 2023, Yatra India had sanctioned limit of

●	INR 300 million as bank guarantee from ICICI Bank Limited (“ICICI Bank”) secured against 100% bank deposits.
●	INR 300 million as Sales Invoice discounting from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets (present and future) along with bank deposits to the extent of 20% of the facility.
●	INR 200 million as Sales Invoice discounting and INR 1 million as overdraft facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets (present & future) along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting Facility.
●	INR 300 million against as Sales Invoice discounting facility (includes INR 50 million of Bank Guarantee Sublimit) from IDFC First Bank secured by First Pari Passu charge on Movable fixed assets, Current Assets present & future along with bank deposits to the extent of 20% of the facility.
●	Secured Non-Convertible Debentures of INR 300 Million from Blacksoil secured by First Pari Passu charge on Movable fixed assets, Current Assets (present and future) along with bank deposits to the extent of 3 months interest on the facility.

As of March 31, 2023, Yatra for Business had sanctioned limit of

●	Bank Guarantee limits of INR 400 million from ICICI bank (INR 100 million as a bank guarantee limit and INR 300 million as invoice discounting facility) against a 100% bank deposit
●	INR 250 million as Sales Invoice discounting from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.
●	INR 200 million as Sales Invoice discounting and INR 1 million as overdraft facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting.
●	INR 200 million as Sales Invoice discounting facility from IDFC First Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.

As of March 31, 2023, Yatra Online Freight Services Pvt. Ltd. had issued

●	Secured Non-Convertible Debentures of INR 150 million secured by First Pari Passu charge on movable fixed assets, current assets along with Corporate Guarantee of Yatra India.

As of March 31, 2023, Yatra Online, Inc.

●	On October 5, 2022, we issued a promissory note for an aggregate principal amount of US$10,000,000 with a simple interest rate of 11% per annum (the “Note”). The Note was issued in a private offering to MAK, an affiliate of Michael Kaufman, a member of our Board of Directors, pursuant to the Note Purchase Agreement. The Note was a general unsecured obligation of the Company. On September 28, 2023, we prepaid in full the outstanding principal amount along with the accrued interest totaling approximately US$9.45 million. Accordingly, all amounts due pursuant to the Note Purchase Agreement have been discharged and the Note was cancelled.

(1) See the section below titled “Certain Non IFRS Measures.”

Company’s subsidiaries’ factoring debt facility contains certain financial covenants relating to unencumbered cash and cash equivalents to be equal to 12 months trailing cash burn, positive net worth and total operating liabilities should not exceed twice tangible net worth. At March 31, 2023 there was a non compliance in relation to one of the debt covenants, i.e. “total operating liabilities should not exceed twice tangible net worth”. The Company’s subsidiaries secured a waiver from the lender in this respect subsequent to March 31, 2023 on May 17, 2023. By virtue of cross default provisions in other debt facilities availed by the Company and its subsidiaries, these debt facilities became payable on demand. These include debt facilities availed from Blacksoil Capital Private Limited, Black Soil India Credit Fund, Mak Capital Fund, LP, N+1 Capital, IDFC First bank and Federal Bank. The Company and its subsidiaries obtained waivers from all of these lenders subsequent to March 31, 2023 during May, 2023. Accordingly, such defaults did not have any impact on the Company’s liquidity position, future cash flows and its going concern assessment.

Since the waivers in relation to the non-compliance of the debt covenants were received subsequent to end of reporting period, the portions of the debt facilities amounting to INR 220.7 million (USD 2.7 million), which otherwise should have been classified as non-current have been classified as current at March 31, 2023.

We have taken certain vehicles on loan; the loan is secured against pledge of such vehicles and fixed deposit.

As of March 31, 2024, the outstanding balance of the loan is INR 33.4 million as compared to INR 23.9 million as of March 31, 2023.

As of March 31, 2023, the outstanding balance of the loan is INR 23.9 million as compared to INR 7.2 million as of March 31, 2022.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees or letters of credit to secure our obligations to them.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund our longer-term capital expenditures (beyond 12 months) or due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	2022	2023	2024
	INR (‘000s)	INR (‘000s)	INR (‘000s)
Net cash used in operating activities	(972,203)	(1,962,346)	(1,433,362)
Net cash used in investing activities	(86,536)	(145,952)	(2,295,504)
Net cash from financing activities	135,264	1,751,813	5,222,476
Net increase/(decrease) in cash and cash equivalents	(923,475)	(356,485)	1,493,609
Effect of exchange rate changes on cash and cash equivalents	12,168	59,804	(255,260)
Cash and cash equivalents at the beginning of the year	1,711,589	800,282	503,601
Closing cash and cash equivalents at the end of the year	800,282	503,601	1,741,950

Net cash used in operating activities

Our net cash used in operating activities was INR 1,433.3 million in the fiscal year ended March 31, 2024, as compared to net cash from operating activities of INR 1,962.3 million in the fiscal year ended March 31, 2023, an increase in cash usage of INR 531.1 million in the fiscal year ended March 31, 2024. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 299.0 million in the fiscal year ended March 31, 2024. Further, in the fiscal year ended March 31, 2024, there was an decrease in our working capital of INR 1,335.5 million, as compared to an increase in working capital of INR 2,032.4 million in the fiscal year ended March 31, 2023. The increase in working capital in the fiscal year ended March 31, 2024, was primarily due to an INR 2,089.7 million increase in trade and other receivables, which was partially offset by an INR 754.3 million decrease in trade and other payables. The increase in working capital in the fiscal year ended March 31, 2023, was primarily due to an INR 1,593.5 million increase in trade and other receivables and INR 439.1 million increase in trade and other payables.

Our net cash used in operating activities was INR 2,006.2 million in the fiscal year ended March 31, 2023, as compared to net cash from operating activities of INR 972.2 million in the fiscal year ended March 31, 2022, an increase in cash usage of INR 1,034.0 million in the fiscal year ended March 31, 2023. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 210.7 million in the fiscal year ended March 31, 2023. Further, in the fiscal year ended March 31, 2023, there was an increase in our working capital of INR 2,111.1 million, as compared to an increase in working capital of INR 896.4 million in the fiscal year ended March 31, 2022. The increase in working capital in the fiscal year ended March 31, 2023, was primarily due to an INR 1,600.0 million increase in trade and other receivables, which was partially offset by an INR 511.3 million increase in trade and other payables. The increase in working capital in the fiscal year ended March 31, 2022, was primarily due to an INR 1,115.4 million increase in trade and other receivables, which was partially offset by an INR 217.7 million increase in trade and other payables.

Net cash used in investing activities.

During the fiscal year ended March 31, 2024, cash used in investing activities was INR 2,295.5 million, as compared to cash used in investing activities, which was INR 146.0 million in the fiscal year ended March 31, 2023. During the fiscal year ended March 31, 2024, we invested INR 2,088.1 million in term deposits with banks and invested an incremental INR 264.5 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 57.0 million in the fiscal year ended March 31, 2024, as compared to INR 7.1 million in the fiscal year ended March 31, 2023.

During the fiscal year ended March 31, 2023, cash used in investing activities was INR 146.0 million, as compared to cash used in investing activities, which was INR 86.5 million in the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2023, we invested INR 8.6 million in term deposits with banks and invested an incremental INR 144.5 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 7.1 million in the fiscal year ended March 31, 2023, as compared to INR 21.0 million in the fiscal year ended March 31, 2022.

Net cash from financing activities.

During the fiscal year ended March 31, 2024, cash from financing activities was INR 5,222.5 million, which was primarily the result of net proceeds from the issue of share capital of INR 7,096.2, repayment of invoice discounts of INR 683.8 million and repayment of loans, which was INR 1,054.8 million. Further, we made payments of INR 249.3 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

During the fiscal year ended March 31, 2023, cash from financing activities was INR 1,751.8 million, which was primarily the result of net proceeds from invoice discounts of INR 738.3 million and net proceeds from loans, which was INR 1,252.5 million. Further, we made payments of INR 211.6 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares.

We made capital expenditures of INR 525.4 million and INR 330.0 million in fiscal years 2024 and 2023, respectively. In addition, we expect to spend an additional approximately INR 450 million to INR 600 million on capital expenditures during the fiscal year ending March 31, 2025. Our capital expenditures have in principle consisted of the purchases of servers, workstations, computers, computer software, leasehold improvements and other expenditures related to our technology platform and infrastructure, the upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2024, Yatra India had obtained INR 50 million in bank guarantees from IDFC Bank and Yatra Freight had obtained INR 0.17 million in bank guarantees from ICICI Bank against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Further, during the fiscal year 2023-24, Yatra India along with its subsidiaries had provided bank guarantees totaling INR 56.95 million for hotels and packages suppliers and for other business purposes.

As of March 31, 2023, Yatra India had obtained INR 144.59 million in bank guarantees from ICICI Bank, Yatra Freight had also obtained INR 0.34 million in bank guarantees from ICICI, and Yatra for Business had also obtained INR 93.06 million in bank guarantees from ICICI Bank against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. During the fiscal year 2022-23, Yatra India had pledged deposits totaling INR 13.75 million for the purpose of providing guarantees to various hotels and packages suppliers.

As of March 31, 2022, Yatra India had obtained INR 144.59 million in bank guarantees from ICICI Bank. Yatra Freight had also obtained INR 0.17 million in bank guarantees from ICICI Bank, and Yatra for Business had also obtained INR 93.06 million in bank guarantees from ICICI Bank against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. During the fiscal year 2021-22, Yatra for Business had also obtained INR 0.30 million bank guarantee from ICICI Bank in favor of one of the customers. Yatra India had pledged deposits totaling INR 14.08 million for the purpose of providing guarantees to various hotels and packages suppliers.

Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

Our contractual obligations as of March 31, 2024, are summarized below:

		Fiscal Year Ended March 31, 2024
Contractual Obligations		Less than 1			More than 5
(Amount in INR thousands)	Total	Year	1 - 3 Year	3 - 5 Year	Year
Operating expenditures*	-	-	-	-	-
Capital expenditures**	-	-	-	-	-
Vehicle loan	40,172	12,385	27,787	-	-
Trade and Other payables	2,574,340	2,574,340	-	-	-
Factoring	4,059	4,059	-	-	-
Other Current liabilities	436,184	436,184	-	-	-
Employee Benefit***	97,157	-	-	-	-
Lease liability****	286,972	78,628	208,344	-	-
Total	3,438,884	3,105,596	236,131	-	-

* Contractual commitments for operating expenditures relate to advertisement services.

** Contractual commitments for capital expenditures relating to acquisition of computer software and websites, office equipment, furniture and fixtures.

*** Employee benefits in the statement of financial position reflects the employee benefit obligations. The extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

**** Lease liabilities relate to our leasing arrangements for our various office premises.

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

Customer credit risk is managed by each business unit in accordance with the Company’s established policy, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See Note 39 to our 2024 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure requirements, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the required of capital resources. See Note 39 to our 2024 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and the United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counterparty to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than each subsidiaries functional currency (foreign currency denominated receivables and payables). See Note 39 to our 2024 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2024

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

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

The amendments clarify;

●	what is meant by a right to defer settlement;

●	that a right to defer must exist at the end of the reporting period;

●	that classification is unaffected by the likelihood that an entity will exercise its deferral right

●	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification; and

●	Disclosures

The amendment also clarified that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants only at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Amendments to IFRS 16, “Leases” regarding Lease Liability in a Sale and Leaseback

Lease Liability in a Sale and Leaseback -Amendments to IFRS 16 In September 2022, the IASB issued Amendments to IFRS 16, “Leases”, adding requirements on explaining the subsequent measurement of sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 7 “Statement of Cash Flows and IFRS 7 Financial Instruments” - Disclosures - Supplier Finance Arrangements

In May 2023 the IASB issued Supplier Finance Arrangements (‘the 2023 Amendments’), which amended IAS 7 to require an entity to provide additional disclosures about its supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024, with early application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Margin, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages			Other Services
Amount in INR thousands except %	2022	2023	2024	2022	2023	2024	2022	2023	2024
Revenue	1,150,474	1,779,972	1,729,305	520,740	1,471,270	1,693,963	146,178	154,305	160,531
Add. Customer promotional expenses	1,060,600	2,555,320	2,773,118	237,695	263,756	312,206	15,326	23,380	18,545
Service cost	-		-	(159,284)	(669,098)	(866,039)	-	-	-
Adjusted Margin	2,211,074	4,335,292	4,502,423	599,151	1,065,928	1,140,129	161,504	177,685	179,076
% of revenue	100.0%	100.0%	100.0%	79.0%	61.4%	56.8%	100.0%	100.0%	100.0%

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting, and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration, impairment of goodwill, Impairment of loan to joint venture, listing and related expenses and change in fair value of warrants.

Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost: The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management team believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants: Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in the consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expired by their original terms.

113

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

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred in the Indian IPO process.

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

A limitation of using Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, impairment of goodwill, impairment of loan to joint venture, listing and related expenses, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Profit/Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Profit/Loss, Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Adjusted Diluted Loss per Share.

The following table reconciles our Profit/(Loss) (an IFRS measure) to Adjusted EBITDA Profit/(Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit / (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2022	2023	2024
Loss for the period as per IFRS	(482,462)	(288,167)	(366,504)
Employee share-based compensation costs	209,558	152,054	229,260
Depreciation & Amortization	308,153	190,152	197,527
Finance income	(47,816)	(28,944)	(170,714)
Finance costs	100,453	326,399	286,998
Change in fair value of warrants	(32,756)	-	-
Impairment of loan to joint venture	72,719	1,000	-
Listing and related expenses	55,818	23,591	54,238
Income tax expense	16,906	46,787	37,174
Adjusted EBITDA Profit	158,957	422,872	267,979

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations	Fiscal Year ended March 31,
(Amount in thousands)	2022	2023	2024
Results from operations (as per IFRS)	(431,473)	79,666	(158,809)
Employee share-based compensation costs	209,558	152,054	229,260
Impairment of loan to joint venture	72,719	1,000	-
Adjusted Results from Operations	(149,196)	232,720	70,451

Reconciliation of Adjusted Results from Operations	Fiscal Year ended March 31,
(Amount in thousands)	2022	2023	2024
Results from operations (as per IFRS)	(431,473)	79,666	(122,255)
Employee share-based compensation costs	209,558	152,054	229,260
Impairment of loan to joint venture	72,719	1,000	-
Adjusted Results from Operations	(149,196)	232,720	107,005

The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss	Fiscal Year ended March 31,
(Amount in thousands)	2022	2023	2024
Loss for the period (as per IFRS)	(482,462)	(288,167)	(366,504)
Employee share-based compensation costs	209,558	152,054	229,260
Net change in fair value of warrants	(32,756)	-	-
Employee share-based compensation costs	72,719	1,000	-
Listing and related expenses	55,818	23,591	54,238
Adjusted Loss for the Period	(177,123)	(111,522)	(83,006)

The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2022	2023	2024
Basic loss per share (as per IFRS)	(7.66)	(4.59)	(5.60)
Employee share-based compensation costs	3.32	2.39	2.48
Net change in fair value of warrants	(0.53)	-	-
Impairment of loan to joint venture	1.15	0.02	-
Listing and related expenses	0.88	0.37	0.56
Adjusted Basic loss Per Share	(2.84)	(1.81)	(2.56)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2022	2023	2024
Diluted loss per share (as per IFRS)	(7.66)	(4.59)	(5.60)
Employee share-based compensation costs	3.32	2.39	2.48
Net change in fair value of warrants	(0.53)	-	-
Impairment of loan to joint venture	1.15	0.02	-
Listing and related expenses	0.88	0.37	0.56
Adjusted Diluted loss Per Share	(2.84)	(1.81)	(2.56)

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

Name	Age	Position
Dhruv Shringi	50	Chief Executive Officer and Class III Director
Manish Amin	58	Chief Information and Technology Officer
Neelam Dhawan(2)(3) (4)	64	Non-Executive Class I Director
Stephen Schifrin (1)(2)(3)	41	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1) (4)	62	Chairman of the Board and Non-Executive Class II Director
Roshan Mendis (1)(3)	51	Non-Executive Class I Director
Michael A. Kaufman (2)	52	Non-Executive Class I Director
Rohan Mittal	40	Group Chief Financial Officer

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of nominating and corporate governance committee.

(4) Member of the restructuring committee constituted on June 20, 2024.

Executive Officers and Senior Management

Dhruv Shringi. Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our Board since December 2005. Prior to joining our Company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group, London from October 2003 to June 2005. From February 2002 to September 2003, Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. Mr. Shringi is currently serving as the Board Member of Yatra India and Yatra USA Corp. and does not serve on the Board of any other Public Company. We believe Mr. Shringi is qualified to serve on our Board because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer. He is also currently serving as the co-chairman of the FICCI (Federation of Indian Chambers of Commerce and Industry) tourism committee. He was also listed amongst the top 40 CEO’s in the country by Fortune.

Manish Amin. Mr. Amin is our Co-Founder and has served as our Chief Information and Technology Officer since January 2006. He also serves as a director of Yatra For Business Private Limited, Yatra Corporate Hotel Solutions Private Limited, Yatra Hotel Solutions Private Limited, TSI Yatra Private Limited, Yatra Online Freight Services Private Limited, Yatra TG Stays Private Limited, Travel.Co.In Private Limited and Adventure and Nature Network Private Limited which are subsidiaries of Yatra India and also serves as a Director of Middle East Travel Management Company Pvt. Ltd. Prior to joining our company, Mr. Amin worked at Ebookers, from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a general certificate in business studies from South Thames College.

Rohan Mittal. Mr. Mittal has served as our Group Chief Financial Officer from September 08, 2022, and was also appointed as the Chief Financial Officer of Yatra India effective from September 23, 2022. He previously served as Chief Financial Officer of Rivigo Services Private Limited from November, 2021 to September, 2022. He also served as part of the senior management of Allcargo Logistics Limited from January 2017 till November 2021 and was holding multiple senior executive positions including Group Chief Strategy Officer of Allcargo Logistics Limited followed by Chief Financial Officer and Chief Transformation officer of Gati Limited (part of Allcargo Logistics Limited) from October 2020 till November 2021. Further, Mr. Mittal held multiple position including that of Director with PricewaterhouseCoopers Private Limited from February 2015 to January, 2017. Mr. Mittal holds a post-graduate diploma in management from the Indian Institute of Management, Lucknow. He was conferred with the “Young CFO of the year” award in 2021 at the 7th National Awards for Excellence in CFO Leadership during his tenure with Gati Limited and again, conferred with the “Young CFO of the year” at the 12th CFO Vision And Innovation Summit & Awards 2023.

He currently supervises the finance and accounting departments of our Company with specific focus on corporate finance and corporate development, mergers and acquisitions, growth, risk management and financial reporting.

Non-Executive Directors

Murlidhara Lakshmikantha Kadaba. Mr. Kadaba has served as a non-executive member of our Board since November 2016. Mr. Kadaba is the Chairman and Managing Director of Moonbeam Capital, a proprietary venture capital firm focused on luxury, real estate, and e-commerce ventures. Mr. Kadaba has over 30 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and Chief Executive Officer of Financial Services at Reliance Payments Solutions Limited. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the country manager for India and area countries. He was responsible for launching Amex’s Consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of Amcham and the Financial Planning Standards Board. He is a member of the Advisory Board of the Indian Institute of Learning Management (IILM), is an active member of Young Presidents’ Organization and a charter member of The Indus Entrepreneurs (TIE). Amongst others, Mr. Kadaba is currently serving as a Board Member of Yatra India, Estee Advisors Private Limited, Moonbeam Capital Managers Private Limited, D.E. Shaw India Securities Private Limited, Magic Capital Services Pvt. Ltd., and Estee Holding Inc. Mr. Kadaba is an alumnus of XRLI, Jamshedpur and is a graduate in Mechanical Engineering from Sri Jayachamarajendra, Mysore. We believe Mr. Kadaba is qualified to serve on our Board because of his knowledge of banking and finance, as well as his capital markets expertise.

Neelam Dhawan. Ms. Dhawan has served as a non-executive member of our Board since January 2019. She has been a member of the Board of ICICI Bank Limited since January 2018. She remained on the Board of Skylo Technologies from December 2020 until December 2021. She also serves as a Board Member of Capillary Technologies India Limited, Tech Mahindra Limited, Hindustan Unilever Limited, Fractal Analytics Private Limited and Capita PLC. In her previous positions, Ms. Dhawan was a Managing Director of both Microsoft and Hewlett Packard in India and had been a member of NASSCOM’s Executive Council from 2009 to 2017, where she made significant contributions to industry strategy and public policy frameworks. Ms. Dhawan also served as Vice President of Global Industries in Strategic Alliances & Inside Sales for the Asian Pacific region and Japan and for Hewlett Packard, Singapore from 2017-2018. Ms. Dhawan holds an MBA from the Faculty of Management Studies, Delhi, India. Ms. Dhawan is well qualified to serve on our Board due to her professional experience in executive positions and her service on the board of directors of other companies.

Roshan Mendis. Mr. Mendis has served as a non-executive member of our Board since January 17, 2022. Mr. Mendis is chief commercial officer and executive vice president of Travel Solutions at Sabre Corporation. Based in London, Mr. Mendis is responsible for overseeing global commercial operations and business development for Sabre’s Travel Solutions customer portfolio - encompassing both agency and airline sales. In his previous role as chief commercial officer for Travel Network, Mr. Mendis built and developed a strong global team that oversaw sales activity for Sabre’s global agency customer base.

Prior to this, he also led the successful integration of Abacus, a leading GDS in the Asia-Pacific region, which Sabre acquired in 2015. Under his leadership, Sabre’s business in the region significantly expanded through strategic customer wins and renewals. Prior to his executive position in Travel Network, Mr. Mendis served as president of Travelocity and Zuji, both consumer-facing brands that were part of the Sabre portfolio. Mr. Mendis also serves on the Board at Conferma Ltd.

A native of Sri Lanka, Mr. Mendis completed his undergraduate studies at Chaminade University of Honolulu and University of Cambridge (UK). He later earned his MBA at the Rice University in Houston, Texas. Mr. Mendis was appointed to the Board pursuant to a Cooperation agreement, dated January 17, 2022.

Stephen Schifrin. Mr. Schifrin has served as a non-executive member of our Board since May 2021. Mr. Schifrin is general counsel of Terrapin Partners, LLC, a private firm focused on public and private equity, venture capital, and special purpose acquisition company investing. Mr. Schifrin is also general counsel and chief compliance officer of Terrapin Asset Management, LLC, managing alternative investments for high-net-worth individuals and institutions, and its affiliated specialty finance lending company, TICO Management Company, LP, and general counsel for The Juice, LLC, an education technology platform seeking to solve systemic deficiencies in literacy and reading fluency. Mr. Schifrin served as corporate secretary for Terrapin 3 Acquisition Corporation, a publicly traded SPAC, from its initial public offering in July 2014 through its business combination with Yatra Online, Inc. (NASDAQ: YTRA) in December 2016. He served as an observer on the company’s board since the transaction and became a director of the company in May 2021. Mr. Schifrin was a director of Legacy Bank of Florida from 2014 through its acquisition by Seacoast Bank of Florida (NASDAQ: SBCF) in August 2021.

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

Michael Kaufman. Mr. Kaufman has served as a non-executive member of our Board since July 17, 2022. Michael Kaufman is the Chief Executive Officer and Chief Investment Officer of MAK Capital, an investment advisory firm based in New York, which he founded in 2002. He is director and Chairman of the Board of Agilysys, Inc., and serves as a director for Skyline Champion Corporation, Trailhead Biosystems and Noveome
Biotherapeutics, Inc. Mr. Kaufman holds a B.A. degree in Economics from the University of Chicago, where he also received his M.B.A. degree. He also earned a law degree from Yale University. Mr. Kaufman was appointed to the Board pursuant to a Cooperation agreement, dated July 17, 2022.

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our Board and the committees of our Board. We currently pay a $47,000 annual retainer to each of our non-executive directors who are on the Board of the Company. The Chairman of the Board is also entitled to an additional cash compensation of $12,500 per year. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee receive additional retainer of $10,000 per year for membership on each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

Compensation of Non-executive Directors for the Fiscal year 2024 is as follows:

Name	Compensation (US $) (excluding sitting fees paid by Yatra India)*#	Compensation paid in terms of issuance of Ordinary Shares (#)
Murlidhara Lakshmikantha Kadaba	$41,751	16,372
Neelam Dhawan	$33,500	18,801
Stephen Schifrin	$38,500	21,607
Roshan Mendis	$33,500	18,801
Michael Kaufman	$27,749	15,615
Total	$175,000	91,196

*Includes fees in respect of Board membership, committee membership and fees payable to the Chairman of the Board. Additionally, Yatra India paid a sitting fees of INR 1,000,000 to Murlidhara Lakshmikantha Kadaba and INR 6,00,000 to Neelam Dhawan who are non-executive Directors on the Board of Yatra India also and hold certain committee membership therein.

# Except with respect to the cash compensation of USD 12,500 paid to the Chairman of the Board, 50% of the overall compensation entitlement for non-executive directors is paid in cash and rest is discharged by way of issuance of Ordinary Shares in the Company. These Ordinary Shares reflect the number of shares issued towards the discharge of such compensation during the Fiscal 2024 and such number of shares is determined based on the closing trading price of Company’s Ordinary Shares on NASDAQ at the end of the respective quarter.

Executive Director and Other Executive Officer Compensation

Dhruv Shringi, our executive director, was entitled to remuneration, or Gross Annual Remuneration, of INR 33.45 million per annum, including salary, dearness allowance, perquisites and other allowances, benefits, etc. in addition to an annual performance bonus of an amount not exceeding 50% of his Gross Annual Remuneration, as of March 31, 2024. He is further entitled to gratuity, mediclaim and term life insurance etc. as per the rules of the Company. He is also eligible to receive and has been granted stock options, restricted stock units, or RSUs and performance stock units, or PSUs, and the value of such stock options, or RSUs and PSUs forms part of his overall compensation. Mr. Shringi is also entitled to receive contribution to provident fund as per the rules of our Company, company provided car and encashment of un-availed leaves.

The table below summarizes the total compensation paid by our executive director and other executive officers for the fiscal years ended March 31, 2023, and 2024.

(INR - in Millions)

	Short-term employee benefits		Contributions to defined contribution plans		Profit linked bonus		Share based payment		Total
Name	FY 2023	FY 2024	FY 2023	FY 2024	FY 2023	FY 2024	FY 2023	FY 2024	FY 2023	FY 2024
Dhruv Shringi, Director and CEO	30.55	33.50	0.02	0.02	6.77	-	92.81	152.19	130.15	185.71
Manish Amin, Chief Information and Technology Officer	17.33	19.69	0.73	0.83	2.52	-	15.65	27.41	36.23	47.93
Rohan Mittal, Group CFO (appointed w.e.f. September 8, 2022)	8.46	15.94	0.36	0.67	-	-	3.94	13.42	12.76	30.03

The outstanding stock options, RSUs and PSUs held by our executive director and other current executive officers as on March 31, 2024 are set forth in table below:

				Dhruv Shringi			Manish Amin			Rohan Mittal
S. No.	Grant Date (Month and Year)	Vesting Commencement Date	Type of Award	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price
1	September, 2014	01-Sep-13	Stock Option (1)	172,836	172,836	$4.34	17,284	17,284	$4.34	-	-	-
2	June, 2020	01-Jul-20	RSUs*	443,291	27,705	-	91,304	5,709	-	-	-	-
3	June, 2020	-	PSUs **(2)	1,023,018	255,754	-	89,514	22,378	-	-	-	-
4	June, 2020	-	PSUs**(3)	347,147	347,147	-	-	-	-	-	-	-
5	June, 2021	01-Apr-21	RSUs*	400,000	100,000	-	105,000	26,250	-	-	-	-
6	June, 2021	-	PSUs**(4)	1,025,641	769,231	-	89,514	67,135	-	-	-	-
7	May, 2022	01-Apr-22	RSUs*	400,000	200,000	-	105,000	52,500	-	-	-	-
8	May, 2022	-	PSUs**(5)	1,025,641	769,231	-	89,514	67,135	-	-	-	-
9	September, 2022	01-Oct-22	RSUs*	-	-	-	-	-	-	44,000	27,500	-
10	July, 2023	01-Apr-23	RSUs***	300,000	200,000	-	78,750	52,501	-	33,750	22,499	-
11	July, 2023	-	PSUs** (6)	1,025,640	1,025,640	-	89,516	89,516	-	31,968	31,968	-

* RSUs vest equally on a monthly basis for a period of four years, beginning from vesting commencement date and on the first day of every calendar month thereafter, subject to the 2016 Stock Option and Incentive Plan, or the 2016 Plan.

**The vesting of the PSUs is linked to the performance of the Company’s share price and the PSUs will vest and be earned if the 20-day volume weighted average price of the Company’s Ordinary Shares equals or exceeds the applicable PSU trigger price. PSUs are distributed equally amongst the respective trigger price points and expire four years from the date of grant.

*** RSUs vest equally on a monthly basis for a period of three years, beginning from vesting commencement date and on the first day of every calendar month thereafter, subject to the 2016 Plan.

1.	Granted under 2006 India Share Plan, or 2006 Plan with an expiry date of September 4, 2024. The number of Ordinary Shares underlying the stock options takes into account a 5.4242194-for-one adjustment and a corresponding adjustment to the exercise prices of such options.
2.	The trigger price points were $1.80, $2.10, $2.40 and $3.00. PSUs with trigger price points of $1.80, $2.10 and $2.40 vested during FY 20-21 and the outstanding PSUs got expired in June 2024 with the expiry of 4 years from the grant date.
3.	The trigger price points were $5.00, $6.00, $7.00 and $10.00 and the outstanding PSUs got expired in June 2024 with the expiry of 4 years from the grant date.
4.	The trigger price points are $2.50, $3.00, $3.50 and $4.00 and PSUs with a trigger price point of $2.50 vested during FY 22-23.
5.	The trigger price points are $2.50, $3.00, $3.50 and $4.00 and PSUs with a trigger price point of $2.50 vested during FY 22-23.
6.	The trigger price points are $2.75, $3.25, $3.75 or $4.25, none of which have been achieved.

Upon the occurrence of a change of control as defined in 2006 Plan, the 2006 Plan provides that each outstanding option or share purchase right will be assumed, or an equivalent option or right will be substituted by the successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or share purchase right will terminate upon the consummation of the change of control transaction.

Further, in the case of and subject to the consummation of a Sale Event, as defined in 2016 Plan, all awards under the Plan with time-based vesting, conditions or restrictions shall become fully vested and non-forfeitable as of the effective time of the Sale Event unless there is assumption, continuation or substitution of such awards with new awards of the successor entity or parent thereof, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a Sale Event in the administrator of the 2016 Plan’s discretion or to the extent specified in the relevant award certificate.

For option grants to senior management, see “-Share Options and Restricted Stock Awards” below.

Share Options and Restricted Stock Awards.

The Company also granted stock options to purchase a total of 203,194 Ordinary Shares to certain employees of the Company on November 14, 2017. These stock options vested over a four-year period in equal quarterly installments, beginning on February 1, 2018, and finishing on November 1, 2021.

The Company also granted stock options to purchase a total of 21,769 Ordinary Shares to certain employees of the Company on August 7, 2018. These stock options vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018, equivalent to one-sixteenth of the total number of shares underlying the stock options, with the last such vesting on June 1, 2022.

The Company has also granted 687,857 RSUs and 1,609,934 PSUs to certain employees of the Company in June, 2020. These RSUs vested over a period of four years in equal monthly installments commencing from first vesting on July 1, 2020, with last such vesting on June 30, 2024. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $1.80 to $10.00.

The Company also granted 4,90,770 stock options to purchase a total of 4,90,770 Ordinary Shares to certain employees of the Company in January 2021. These stock options vest over a period of four years in equal quarterly installments commencing from first vesting on January 1, 2021, equivalent to one-sixteenth of the total number of shares underlying these stock options, with the last such vesting on October 1, 2024.

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

The Company also granted 649,500 RSUs and 1,248,185 PSUs to certain employees of the Company in May 19, 2022. These RSUs will vest over a period of four years in equal monthly installments commencing from first vesting on April 1, 2022, with last such vesting on March 1, 2026. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

The Company also granted 84,000 RSUs to certain employees of the Company on September 20, 2022. These RSUs vest over a period of four years in equal monthly installments commencing from first vesting on October 1, 2022, with last such vesting on September 1, 2026.

The Company also granted 167,873 RSUs to certain employees of the Company on July 20, 2023. These RSUs vested in full on September 1, 2023.

The Company also granted 475,876 RSUs and 1,248,184 PSUs to certain employees of the Company on July 20, 2023. These RSUs vest over a period of three years in equal monthly installments commencing from first vesting on April 1, 2023, with last such vesting on March 1, 2026. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.75 to $4.25.

The Company also granted 25,000 RSUs to certain employees of the Company on March 17, 2024. These RSUs will vest over a period of three years in equal monthly installments commencing from first vesting on April 1, 2024, with last such vesting on March 1, 2027.

2006 Plan

Our Board of directors adopted 2006 Plan to attract and retain appropriate personnel in our employment, to incentivize our employees and consultants and to promote the success of our business.

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

We may grant awards to any of our employees, consultants, or directors under the 2006 Plan. The plan administrator determines the individuals eligible to participate in the 2006 Plan in accordance with criteria laid down by our Board from time to time. Under the 2006 Plan, we have reserved an aggregate of 1,316,765 of our Ordinary Shares.

Upon the occurrence of a change of control of our Company, the 2006 Plan provides that each outstanding option or share purchase right will be assumed, or an equivalent option or right will be substituted by the successor corporation or a parent or subsidiary of such successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such option or share purchase right will terminate upon the consummation of the change of control transaction. As on the date of this annual report, all the options granted under the 2006 Plan are vested.

2016 Plan

On December 13, 2016, our Board approved the 2016 Plan and, on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our Company to make equity-based awards to our officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted stock awards, RSUs, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2024, we have reserved for issuance 7,588,646 authorized but unissued Ordinary Shares under the 2016 Plan, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

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

The compensation committee may select corporate performance goals from among the following: total shareholder return; gross booking value; Adjusted Margin; EBITDA; share compensation expense; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Ordinary Shares; economic value added; funds from operations or similar measure; sales, revenue or market share; acquisitions or strategic transactions; operating income (loss); cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets, equity or investment; return on sales, gross or net profit levels; productivity; expense margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share; and the number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

As of March 31, 2024, no cash incentive bonus has been granted.

In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

During the fiscal year 2024, we have granted Nil stock options (March 31, 2023: Nil and March 31, 2022: Nil) to our directors and executive officers. As of March 31, 2024, outstanding options to purchase 199,620 Ordinary Shares were held by our directors and executive officers as set forth in the following table.

Shares Underlying Outstanding Options	Exercise Price	Grant Date	Expiry Date
190,120	$4.34	August 1, 2014	July 29, 2024

Outstanding RSAs, RSUs and PSUs

During the year ended March 31, 2021, 654,142 RSUs and 1,459,679 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,455,128 were fully vested as of March 31, 2024. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2021 as of March 31, 2024, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2021	Shares Underlying Outstanding RSUs and PSUs
2,113,821	658,693

During the year ended March 31, 2022, 626,034 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 778,573 fully vested as of March 31, 2024. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2022 as of March 31, 2024, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2022	Shares Underlying Outstanding RSUs and PSUs
1,741,189	962,616

During the year ended March 31, 2023, 616,877 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 615,666 fully vested as of March 31, 2024. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2023 as of March 31, 2024 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2023	Shares Underlying Outstanding RSUs and PSUs
1,732,032	1,116,366

During the year ended March 31, 2024, 636,224 RSUs and 1,147,124 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 361,224 fully vested as of March 31, 2024. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2024 as of March 31, 2024 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2024	Shares Underlying Outstanding RSUs and PSUs
1,783,348	1,422,124

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2022, 2023 and 2024, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 51.8 million, INR 58.6 million and INR 65.2 million, respectively.

Provident Fund

In accordance with Indian law, all our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 37.9 million, INR 47.3 million and INR 54.7 million in fiscal years 2022, 2023 and 2024, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 13.9 million, INR 11.3 million and INR 10.5 million in fiscal years 2022, 2023 and 2024, respectively.

Employment Agreements with Executive Officers

We have entered into employment agreements with certain of our key employees.

Mr. Shringi entered into an employment agreement with us on January 1, 2006. The agreement contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Shringi are each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay Mr. Shringi a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that agreement with Mr. Shringi is terminated by us for any one of the reasons enumerated in the agreement.

Pursuant to such agreement, in the event Mr. Shringi’s employment is terminated by us without cause, as such term is defined in the agreement, he will be entitled to receive a severance payment equal to three months’ of his salary. In the event such termination occurs in connection with or after a change of control, he will be entitled to receive a severance payment of equal to six months’ of his salary. Receipt of the severance payments described above is conditioned upon the execution and effectiveness of a general release of claims in Yatra’s favor.

Mr. Amin has also entered into employment agreement with us, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Amin are each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay Mr. Amin a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that employment agreement with Mr. Amin is terminated by us for any one of the reasons enumerated in the agreement.

Mr. Mittal has also entered into employment agreement with us, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Mittal are each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay Mr. Mittal a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that employment agreement with Mr. Mittal is terminated by us for any one of the reasons enumerated in the agreement.

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

On January 17, 2022, the Company entered into a Cooperation Agreement with The 2020 Timothy J. Maguire Investment Trust regarding, among other matters, the composition of the Board. Pursuant to the Maguire Cooperation Agreement, the Company agreed and appointed, Mr. Roshan Mendis as Director on the Board. Pursuant to the First Amendment to Maguire Cooperation Agreement, Mr. Roshan Mendis was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Roshan Mendis. After a period of one year from the date of execution of the First Amendment to Maguire Cooperation Agreement, either of the parties thereto may terminate the agreement by giving a 90 days prior written notice to the other party. If the Maguire Cooperation Agreement is so terminated, Mr. Mendis is obligated to immediately tender his resignation from the Board. In addition, the First Amendment to Maguire Cooperation Agreement extends the Standstill Period (as defined in the Maguire Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) the date of the 2026 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the New Director (as defined in the Maguire Cooperation Agreement) (or Replacement Director (as defined in the Maguire Cooperation Agreement)).

On July 17, 2022, the Company entered into a Cooperation Agreement with MAK Capital One L.L.C. regarding, among other matters, the composition of the Board. Pursuant to the MAK Cooperation Agreement, the Company agreed and appointed, Mr. Michael Kaufman as Director on the Board. Pursuant to the First Amendment to MAK Cooperation Agreement, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman. If at any time during the term of the MAK Cooperation Agreement or any time during the tenure of Investor Group Designee’s (as defined in the MAK Cooperation Agreement) directorship commencing from his appointment at the 2023 Annual General Meeting of Shareholders, whichever is longer, the MAK Investor Group’s (as defined in the MAK Cooperation Agreement) Net Long Position (as defined in the MAK Cooperation Agreement) falls below the lesser of 10.0% of the Company’s then outstanding Ordinary Shares and 6,085,150 Ordinary Shares, the Investor Group Designee is obligated to immediately tender his resignation from the Board. In addition, the First Amendment to MAK Cooperation Agreement extends the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the 2024 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the Investor Group Designee.

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

● the Class I directors are Roshan Mendis, Michael Kaufman and Neelam Dhawan and their terms will expire at our annual meeting of shareholders to be held in 2026;

● the Class II directors are Stephen Schifrin and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2024; and

● the Class III director is Dhruv Shringi and his term will expire at our annual meeting of shareholders to be held in 2025.

A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed at the general meeting of shareholders. A director may be removed for cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our Board may also, in certain circumstances, appoint additional directors. In addition, the Terrapin Sponsors and certain of our investors and executive officers, in certain circumstances, will have the right to designate individuals to be nominated for election to serve as our directors and to appoint at least one director to serve on each committee of our Board. Each of MIHI LLC and the Terrapin Sponsors also has the Board Observer Right which terminates when they no longer own at least 5% of our outstanding Ordinary Shares. As of June 30, 2024, MIHI LLC no longer holds its Board Observer Right.

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

Executive officers are selected by and serve at the discretion of the Board.

Committees of the Board of Directors

We have an audit committee, a compensation committee, a nominating and corporate governance committee and restructuring committee. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The current members of our audit committee are Murlidhara Kadaba, Stephen Schifrin and Roshan Mendis with Mr. Kadaba serving as its chairman. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and all members of our audit committee are “independent” as that term is defined in the Nasdaq Listing Rules. Our Board has determined that we have at least one audit committee financial expert serving on the audit committee i.e. Mr. Murlidhara Kadaba. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. Our audit committee’s responsibilities include:

●	overseeing our corporate accounting and financial reporting process;

●	evaluating the independent auditors’ qualifications, independence and performance;

●	determining the engagement of the independent auditors;

●	reviewing and approving the scope of the annual audit and the audit fee;

●	discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

●	approving the retention of the independent auditors to perform any proposed permissible non-audit services;

●	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

●	reviewing our critical accounting policies and estimates;

●	overseeing our internal audit function; and

●	annually reviewing the audit committee charter and review of the audit committee’s performance, at such intervals as may be required from time to time.

The audit committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Compensation Committee

The current members of our compensation committee are Neelam Dhawan, Michael Kaufman (w.e.f. May 26, 2023), Stephen Schifrin, Mr. Murlidhara Kadaba (was a member until May 25, 2023). Our Board of directors has determined that all members of our Compensation Committee are “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee’s responsibilities include:

●	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

●	evaluating the performance of our chief executive officer in light of those goals and objectives;

●	setting the compensation of our chief executive officer based on such evaluations;

●	determining the compensation of all our executive officers other than the chief executive officer and reviewing periodically the aggregate amount of compensation being paid or potentially payable to the Company’s officers;

●	reviewing and making recommendations to the Board with regard to incentive-based compensation plans and equity-based plans for the Company’s executive officers; and

●	reviewing and evaluating, at such intervals as may be required from time to time, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

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

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Stephen Schifrin, Roshan Mendis and Ms. Neelam Dhawan with Ms. Dhawan serving as its chairperson. The nominating and corporate governance committee’s responsibilities include:

●	making recommendations to our Board regarding candidates for directorships and the structure and composition of our Board;

●	recommending to the Board criteria for Board and committee membership;

●	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto;

●	overseeing the evaluation of the Board and management;

●	reporting and making recommendations to our Board concerning governance matters; and

●	reviewing and evaluating, at such intervals as may be required from time to time, the performance of the nominating and corporate governance committee.

The nominating and corporate governance committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Restructuring Committee

In June 2024, we constituted the restructuring committee. The current members of our Restructuring Committee are Ms. Neelam Dhawan, and Mr. Murlidhara Kadaba.

The restructuring committee is authorized, on behalf of the Board, to do any of the following as it deems necessary or appropriate:

● Strategic Recommendations: Develop a set of strategic recommendations for the Board that outline potential pathways, the anticipated benefits, and any associated risks or challenges aimed at reducing administrative overhead, rationalize costs, and facilitate organic and inorganic growth for the Company.

● Expert Consultation: The restructuring committee may engage with industry experts, legal counsel, regulatory bodies, and other stakeholders to gather insights, perspectives, and requirements for approval on any proposed corporate structural changes.

● Submission of Periodical Reports: The restructuring committee shall submit the progress report and make presentations to the Board from time to time, in relation to alternative proposals being evaluated by the restructuring committee and shall seek inputs/suggestions from the Board from time to time in relation to the evaluation of a proposal and implementation thereof.

The restructuring committee operates under a written charter adopted by our Board.

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

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics, or the Code of Conduct. Our Code of Conduct documents the principles of conduct and ethics to be followed by our directors, officers and employees when conducting our business and performing their day-to-day duties. The purpose of our Code of Conduct is to promote honest and ethical conduct, compliance with applicable governmental rules and regulations, prompt internal reporting of violations of the Code of Conduct and a culture of honesty and accountability. A copy of the Code of Conduct has been provided to each of our directors, officers and employees who are required to acknowledge that they have received and will comply with the Code of Conduct. We intend to disclose any material amendments to the code, or any waivers of its requirements, in our public SEC filings and/or on our website in accordance with applicable SEC and Nasdaq rules and regulations. Our Code of Conduct can be found on our website at www.yatra.com.

Board Diversity

The table below sets forth the board diversity matrix of our board of directors as of the date of this Annual Report:

Board Diversity Matrix
Country of Principal Executive Offices:	India
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

●	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;
●	each of our present directors;
●	each of our executive officers serving during the 2024 fiscal year; and
●	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2024. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 63,094,663 of our Ordinary Shares issued and outstanding as of March 31, 2024 and assumes the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, and (ii) Class F Shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
5% Shareholders:
Entities Affiliated MAK Capital One L.L.C.(6)	12,170,301	19.29%
Entities Affiliated with Altai Capital Management, LLC(3)	4,777,984	7.57%

Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust (4)	4,525,357	7.17%
Entities Affiliated with Nathan Leight(2)	3,680,442	5.83%

Entities Affiliated with Vincent Smith (5)	3,547,346	5.62%
Executive Officers and Directors:
Michael Kaufman (6) (7)	12,193,109	19.33%
Dhruv Shringi(8)	2,557,145	4.04%
Manish Amin(9)	1,013,408	1.61%
Murlidhara Lakshmikantha Kadaba(10)	83,428	[*] %
Neelam Dhawan(11)	90,354	[*] %
Roshan Mendis(12)	39,332	[*] %
Stephen Schifrin(13)	156,022	[*] %
Rohan Mittal (14)	56,142	[*] %
All directors and officers as a group (8 persons)	16,188,940	25.64%

*Less than 1 percent.

(1) Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, India.

(2) Based on the Schedule 13G/A filed with the SEC on February 14, 2024 Represents (i) 401,000 Ordinary Shares held by Apple Orange LLC; (ii) 1,215,744 Class F Shares held by Apple Orange LLC (“Apple Orange”) convertible into 1,215,744 Ordinary Shares; (iii) 28,030 Class F Shares held by Terrapin Partners Green Employee Partnership, LLC (“Terrapin Green”) convertible into 28,030 Ordinary Shares; (iv) 422,668 Class F Shares held by Terrapin Partners Employee Partnership 3, LLC (“Terrapin Employee Partnership”) convertible into 422,668 Ordinary Shares; (v) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust (“Trust”); (vi) 550,000 Ordinary Shares held by Argyle Investors LLC; (vii) 327,000 Ordinary Shares held by Candlemaker Partners LLLP (“Candlemakers”); (viii) 158,500 Ordinary Shares held by We Deserve Better, LLC (“We Deserve Better”); and (x) 20,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of (a) Apple Orange, which is the sole managing member of Terrapin Green, (b) Candlemaker Management, which is the general partner of Candlemaker, (c) We Deserve Better, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange, Candlemaker, We Deserve Better, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker, and We Deserve Better. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. The principal business address of each of the Reporting Persons is 3725 Leafy Way, Miami, Florida 33133.

(3) Based solely on the Schedule 13G/A filed on February 14, 2024 with the SEC by Altai Capital Management, L.P. (the “Investment Manager”), Altai Capital Management, LLC (“IMGP”) and Rishi Bajaj. Consists of 4,777,984 Ordinary Shares held for the account of Altai Capital Osprey, LLC (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 1500, Newport Beach, California 92660.

(4) Based solely on the Schedule 13D filed with the SEC on April 8, 2021 and the Schedule 13D/A filed May 13, 2021, July 27, 2021 and January 24, 2022 by (i) The 2020 Timothy J. Maguire Investment Trust (the “2020 Maguire Investment Trust”), (ii) Christopher J. Maguire, (iii) Megan Maguire Nicoletti and (iv)Timothy J. Maguire. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person. Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust. The principal business address of each of the 2020 Maguire Investment Trust, Mr. Christopher J. Maguire and Ms. Nicoletti is 300 Four Falls Corporate Center, 300 Conshohocken State Road, Suite 405, West Conshohocken, Pennsylvania 19428. The principal business address of Mr. Timothy J. Maguire is 5625 East Nauni Valley Drive, Paradise Valley, Arizona 85253.

(5) Based solely on the Schedule 13G/A filed with the SEC on February 08, 2024. Consist of 3,547,346 Ordinary Shares. These includes 3,244,895* Ordinary Shares held on Sole Voting and Dispositive Power and 302,451** Ordinary Shares held on Shared Voting and Dispositive Power. The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

* (i) 35,075 shares held by the EDM 2016 Trust, of which Mr. Smith is a grantor; (ii) 35,000 shares held by the MLS 2016 Trust, of which Mr. Smith is a grantor; (iii) 37,000 shares held by the MTS 2016 Trust, of which Mr. Smith is a grantor; and (iv) 3,137,820 shares held by Mr. Smith directly. Mr. Smith disclaims beneficial ownership of the shares held by the EDM 2016 Trust, MTS 2016 Trust and MLS 2016 Trust.

**(ii) 4,400 shares held by Red Beard Holdings, LLC; (ii) 295,151 shares held by VCS Master Holdings GP; and (iii) 2,900 shares held by LB 2, LLC. Mr. Smith is the Manager of each of Red Beard Holdings, LLC and LB 2, LLC, and therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby.

(6) Based on the Schedule 13D/A filed with the SEC by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) on July 18, 2022 Consists of 12,170,301 Ordinary Shares. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(7) Consists of 12,193,109 Ordinary shares. These include (i) 12,170,301 Ordinary Shares held by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) for which they have shared voting and dispositive power based on the Schedule 13D/A filed with the SEC on July 18, 2022 and (ii) 22,808 Ordinary Shares held by Michael Kaufman.

(8) Consists of 2,315,840 Ordinary Shares and 241,305 Ordinary Shares underlying RSUs and ESOPs that have vested or will vest within 60 days of March 31, 2024.

(9) Consists of 979,192 Ordinary Shares and 34,216 Ordinary Shares underlying RSUs and ESOPs that have vested or will vest within 60 days of March 31, 2024.

(10) Consists of 83,428 Ordinary shares.

(11) Consists of 90,354 Ordinary Shares.

(12) Consists of 39,332 Ordinary Shares.

(13) Consists of 69,693 Ordinary Shares and 50,000 Class F Shares. In addition, he is an Investment Manager of a Company in which he has no economic interest that owns an additional shares and has disclaimed any beneficial interest in such 36,329 additional shares.

(14) Consist of 52,432 Ordinary Shares and 3,710 Ordinary Shares underlying RSUs that will vest within 60 days of March 31, 2024.

Significant Changes

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

As of June 30, 2024, we estimate that:

●	approximately 90.70% of our outstanding ordinary shares were held in the United States by 13 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company), and

●	approximately 100% of our outstanding Class F Shares were held in the United States by approximately 16 holders of record.

The holders of Ordinary Shares that are U.S. residence of record listed herein may not be representative of the actual number of beneficial owners or where the beneficial owners have residence because holders of Ordinary Shares and Company securities may be held in street name by brokers and other nominees.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company has adopted a Compensation Recovery Policy in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Nasdaq Stock Market, attached as exhibit to this Annual Report.

There was no action required to recover erroneously awarded compensation which is required to be disclosed pursuant to Compensation Recovery Policy for the fiscal year ended 2023-24.

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

The Investor Rights Agreement also provides the Terrapin Sponsors the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of the director initially designated by them pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate such director two successive times. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of any of the directors initially designated by our Company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Subject to applicable law and applicable stock exchange rules, until such time as there is no director designated by the Terrapin Sponsors or no director designated by our Company pursuant to the terms of the Business Combination Agreement, we are required to take all necessary action to cause at least one director nominated by the Terrapin Sponsors and at least one director nominated by our investors to be appointed to each committee of our Board. The Investor Rights Agreement also provided each of MIHI LLC and the Terrapin Sponsors the right to designate one representative to attend our Board meeting in a nonvoting observer capacity and shall cease to have board observation rights when they no longer own at least 5% of our outstanding ordinary shares. As of the date, of this Annual Report MIHI LLC no longer holds its Board Observer Right.

Exchange and Support Agreement

On December 16, 2016, we entered into an Exchange and Support Agreements with Terrapin Acquisition Corp. (which is now known as Yatra USA Corporation) and holders of Class F common stock of Terrapin Acquisition Corp. (“Exchange and Support Agreement”). Pursuant to the Exchange and Support Agreement, commencing on November 16, 2017, holders of Terrapin Acquisition Corp.’s Class F common stock (which, pursuant to the Business Combination Agreement, are now “Yatra USA Class F Shares”) have the right from time to time to exchange any or all of what are nor Yatra USA Class F Shares for the same amount of our Ordinary Shares. Upon any such exchange, an equal number of our Class F Shares held by such exchanging shareholders will also be converted by us into 0.00001 of our Ordinary Share for each Class F Share converted. The right to make such exchange will expire on December 16, 2021.

However, on December 16, 2021, parties have entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). Pursuant to which, the Exchange and Support Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F holders.

Note Purchase Agreement

On October 5, 2022, Yatra Online, Inc. (the “Company,” “we” or “our”) issued a promissory note for an aggregate principal amount of US$10,000,000 with a simple interest rate of 11% per annum (the “Note”). The Note was issued in a private offering to MAK Capital Fund, LP (“MAK”), an affiliate of our shareholder and Michael Kaufman, a member of our Board of Directors, pursuant to a Note Purchase Agreement (the “Purchase Agreement”).

On June 29, 2023, we made a partial pre-payment of $1.6 million of the $10.0 million principal amount outstanding under the Note issued pursuant to the Purchase Agreement. On September 28, 2023, we prepaid in full the outstanding US$9.45 million. Accordingly, all amounts due pursuant to the Note Purchase Agreement have been discharged and the Note was cancelled.

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

Dividend Distribution Policy

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be determined by our Board in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of the respective jurisdictions of organization of our subsidiaries, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. For example, the dividend-paying ability of our subsidiaries including Yatra India and Yatra for Business Private Limited may be limited by covenants contained in the agreements governing their respective outstanding debt arrangements, which prevent them from paying dividends or making distributions to us under certain circumstances (e.g., the failure to make payments, or the occurrence of an event of default, under such agreements). Our ability to pay dividends may, therefore, also be restricted.

B. Significant Changes

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our outstanding Ordinary Shares are currently listed and traded on the Nasdaq Capital Market under the symbol “YTRA.”

B. Plan of Distribution

Not Applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “YTRA”.

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

The Company has adopted the Seventh Amended and Restated Memorandum of Association through Special Resolution passed by the Shareholders of the Company at the 2022 annual general meeting, attached Annual General Meeting of the Company held on 24th August, 2022, enclosed as an exhibit to this Annual Report.

C. Material Contracts

Described herein.

D. Exchange Controls

India

India regulates ownership of Indian companies by foreign entities. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by FEMA. Transfers of any security of an Indian company from foreigners/ foreign entities to Indian residents and vice versa are required to be in accordance with FEMA and in some instances is required to be permitted by the Reserve Bank of India beside general reporting requirements under the FEMA. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India and affiliates which are not residents of India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies having foreign investment, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreign entities. Further, FEMA, restricts and regulate the lending to or borrowing from our Indian Subsidiaries. These requirements currently include restrictions/ regulations with respect to on valuations and sources of funding for such investments and may require prior approval from the Government of India.

Further, the Government of India has in the past made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

Our ability to pay dividends to our shareholders may depend on, among other things, the availability of dividends from Yatra India. As of the date of this Annual Report, Yatra India has not paid any cash dividends on its Equity Shares. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by the board of directors of Yatra India and approved by the shareholders of Yatra India at their discretion and would depend on a number of factors, including its financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of its articles of association, the terms of its credit facilities and other financing arrangements at the time a dividend is considered and other factors considered relevant by Yatra India’s board of directors. Yatra India may also from time to time pay interim dividends.

Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by its board of directors. Under Indian law, shares of a company belonging to the same class must receive equal dividend treatment.

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

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares to U.S. holders and non-U.S. holders. This discussion is based on provisions of the Code, the U.S. Department of the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of our Ordinary Shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to U.S. federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold our Ordinary Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;

●	dealers or traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, governmental organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	partnerships or other pass-through entities (or arrangements treated as such) or investors therein;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received our Ordinary Shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding Ordinary Shares;

●	persons who are subject to the accounting rules under Section 451(b) of the Code;

●	the initial stockholders and their affiliates; or

●	holders holding our Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

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

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874 of the Code, the first two conditions described above were met with respect to the mergers completed in July 2016 with Terrapin Acquisition Corp., because we acquired indirectly all of the assets of Terrapin Acquisition Corp. through the mergers with Terrapin Acquisition Corp., and Yatra Online, including its “expanded affiliated group,” did not have “substantial business activities” in the Cayman Islands within the meaning of Section 7874 of the Code upon consummation of the mergers with Terrapin Acquisition Corp. As a result, whether Section 7874 of the Code apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the mergers with Terrapin Acquisition Corp. should depend on the satisfaction of the 80% ownership test.

Based on the terms of the mergers with Terrapin Acquisition Corp., the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations promulgated thereunder and based upon certain factual assumptions, we believe that the Section 7874 of the Code ownership percentage of the former Terrapin Acquisition Corp. stockholders in our company should be less than 80% and accordingly we are not expected to be treated as a U.S. corporation for U.S. federal income tax purposes. Further, for purposes of determining the ownership percentage of former Terrapin Acquisition Corp. stockholders for purposes of Section 7874 of the Code, former Terrapin Acquisition Corp. stockholders were deemed to own an amount of our Ordinary Shares in respect to certain redemptions by Terrapin Acquisition Corp. prior to the closing of the mergers with Terrapin Acquisition Corp. In addition, as discussed above, the rules for determining ownership under Section 7874 of the Code are complex, unclear and the subject of ongoing regulatory change. Many of these rules are contained in the Treasury regulations under Section 7874, and there is limited guidance as to their application. Accordingly, there can be no assurance that the IRS would not assert that the 80% ownership test was met with respect to the mergers with Terrapin Acquisition Corp. and that, accordingly, we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

There has been discussion of additional changes to Section 7874 of the Code. Any changes to the rules of Section 7874 of the Code or the Treasury regulations promulgated thereunder, or other changes of law, which could be made retroactively effective, could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes.

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. shareholders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares of Yatra

U.S. Holders

Distributions on our Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company Status,” the gross amount of any distribution on our Ordinary Shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our Ordinary Shares, and thereafter as capital gain recognized on a sale exchange or other taxable disposition.

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

Sale, Exchange, Redemption or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company Status,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of our Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on a taxable disposition of our Ordinary Shares generally will be treated as U.S. source gain or loss.

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

Characterization as a “Controlled Foreign Corporation” for U.S. Federal Income Tax Purposes

There is a possibility that we will be classified as a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “10% U.S. Shareholders.” For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of our outstanding Ordinary Shares. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable even if the CFC has made no distributions to its shareholders, including “Subpart F income,” global intangible low-taxed income and certain other income generated by the CFC, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of our Ordinary Shares, to the extent of the current and accumulated earnings and profits of our Company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. federal income tax purposes but no assurances can be offered in this regard.

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

Based on the current and anticipated value of our assets and the nature and composition of our income and assets, including goodwill, we do not believe that we were a PFIC for this taxable year ending March 31, 2024, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of our Company is expected to depend, in part, upon (a) the market value of our Ordinary Shares, and (b) the composition of our assets and income. A decrease in the market value of our Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to expectations, we are a PFIC for this taxable year or in a future year. Accordingly, there can no assurance that we will not be a PFIC for this taxable year or any future taxable year.

If we are or become a PFIC during any year in which a U.S. holder holds our Ordinary Shares, unless the U.S. holder makes a qualified electing fund (QEF) election or mark-to-market election with respect to the shares, as described below, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of our Ordinary Shares and on any “excess distributions” received from us, regardless of whether we qualify as a PFIC in the year in which such distribution is received or gain is realized. For this purpose, a pledge of our Ordinary Shares as security for a loan may be treated as a disposition. The U.S. holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or gain recognized by the U.S. holder on a sale or other disposition of the Ordinary Shares would be allocated ratably over the U.S. holder’s holding period, (ii) the amount allocated to the taxable year of receipt of the distribution or of the sale or other disposition of the Ordinary Shares and any year before the first taxable year for which we were a PFIC would be taxed as ordinary income, and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

If we were to be treated as a PFIC, a U.S. holder may avoid the excess distribution rules described above by electing to treat our Company (for the first taxable year in which the U.S. holder owns any shares) and any of our direct or indirect subsidiaries that is also a PFIC, or lower-tier PFIC (for the first taxable year in which the U.S. holder is treated as owning an equity interest in such lower-tier PFIC) as a QEF. If a U.S. holder makes an effective QEF election with respect to our Company (and any lower-tier PFIC), the U.S. holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, our pro rata share’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, our pro rata share’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. holders can make a QEF election only if we (and each lower-tier PFIC) provide certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. We will make commercially reasonable efforts to provide U.S. holders with this information if we determine that we are a PFIC.

As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the Ordinary Shares to market annually. A U.S. holder may elect to mark-to-market the Ordinary Shares only if they are “marketable stock.” The Ordinary Shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” The ordinary shares are listed on the Nasdaq, which should be a qualified exchange for this purpose. The Ordinary Shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on at least 15 days during each calendar quarter. There can be no certainly that the ordinary shares will be sufficiently traded such as to be treated as regularly traded. In addition, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. holder validly makes a mark-to-market election with respect to our Ordinary Shares, the U.S. holder may continue to be subject to the PFIC rules described above with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If we are treated as a PFIC, each U.S. holder generally will be required to file a separate annual information return with the IRS with respect to the Company and any lower-tier PFICs.

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

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our Ordinary Shares, subject to certain exceptions (including an exception for our Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold our Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Ordinary Shares.

Non-U.S. Holders

In general, a non-U.S. holder of our Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “-Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on our Ordinary Shares or any gain recognized on a sale or other disposition of our Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s ordinary shares) unless:

●	the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

●	in the case of gain only, the non-U.S. holder is a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

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

MATERIAL INDIAN TAX CONSEQUENCES

The following is a general discussion of material Indian tax consequences of ownership and disposition of our registered ordinary shares for investors who are not residents in India as per the Indian Income Tax Act, 1961, as amended from time to time, or the IT Act. This discussion is based on the provisions of the IT Act, which are in force as of the date of this Annual Report and interpretations thereof as pronounced in judicial precedents and is subject to change.

Also, as mentioned above, the Indian tax consequences summarized below are from the perspective of investors who are non-residents in India as per the provisions of IT Act. Investors who qualify as residents in India shall remain liable for Indian taxes in respect of their global income.

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

Investors May be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares

Certain amendments introduced to the IT Act, provides that income arising directly or indirectly through the sale of a capital asset being any share or interest in a company incorporated outside of India, will be subject to tax in India if such share or interest directly or indirectly derives its value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India (see Explanation 5 to section 9(1)(i) of the IT Act). Through amendments introduced in 2015, it has been provided that a share or an interest in an entity is said to derive its value substantially from assets located in India when the following two conditions are satisfied: (i) the value of the assets located in India owned directly or indirectly by an entity whose shares or interest are transferred exceeds INR 100 million and (ii) the value of assets located in India is at least 50% of the value of all assets owned by the entity whose shares or interest are the subject matter of transfer (see Explanation 6 to section 9(1)(i) of the IT Act). The value of the assets is computed on a fair value basis as per a specific method prescribed under the Income Tax Rules, 1962 (Rule 11UB). In case taxability is triggered under the aforesaid provisions, capital gains proportionate to the fair value of the Indian assets contributing in the value of the foreign entity whose shares are transferred are regarded as taxable in India. The manner of computing capital gains in such a scenario has been prescribed in the Income Tax Rules, 1962 (Rule 11UC).

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

For assessees other than foreign companies, the short-term capital gains are taxable at applicable slab rates as prescribed for the financial year and as incorporated in the Indian Finance Act.

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

In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the standard assessment procedures in India.

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

Accordingly, any person responsible for making payment on purchase of our Ordinary Shares/warrants from an existing non-resident investor shall be liable to withhold taxes at source if the transferor is liable for Indian taxes on account of the transfer. It is pertinent to note that the payer has an obligation to withhold taxes only when the capital gains arising on transfer of our Ordinary Shares/warrants is chargeable to tax in India. Further, in case benefit of a tax treaty is taken into account by the non-resident transferor, then the Indian law prescribes that appropriate documentation which the payer should maintain while withholding taxes.

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

Taxation of Distributions.

Up to March 31, 2020, dividend income was exempt from tax for shareholders, during the said period the effective rate of Dividend Distribution Tax (“DDT”) was payable by the Company at 20.5553%. Earlier the Finance Act 2017 has provided that any income earned by any resident except domestic companies or specified funds or trusts or institutions, by way of dividend declared, distributed or paid by any domestic company in excess of INR 1,000,000 in aggregate shall be chargeable to tax at the rate of 10% on gross basis on such amount exceeding INR 1,000,000.

The Finance Act 2020 has replaced the DDT with the classical system of dividend taxation wherein dividend income will be taxed in the hands of the shareholders at their respective applicable tax rates. In the light of the above changes under the Income-tax Act, Company paying dividend to shareholders is required to do withholding of tax at the applicable rates prescribed under Income Tax Act read along Tax Treaty with respective countries (together with Multilateral Instruments (‘MLI’) as applicable) subject to conditions specified under the Income Tax Act.

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

Taxation of Employee Stock Options.

As enunciated in the Finance Act, 2009, Section 17 (2) of the Income Tax Act was amended to provide that any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite”. This treatment extends to all options granted under a company’s stock option plan, where such option is exercised on or after April 1, 2009. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the rate applicable to the individual employee. Securities or sweat equity shares allotted or transferred by a company free of cost or at concessional rate to its employees were earlier subject to a fringe benefit tax, which now stands abolished.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system all our Exchange Act reports and other SEC filings. You may also access information about Yatra Online through our corporate website https://www.yatra.com. The information contained in both websites is not incorporated by reference into this Annual Report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders.

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

See Note 39 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to credit risk.

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

Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See Note 39 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and the United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See Note 39 to our audited consolidated financial statements included elsewhere in this Annual Report for sensitivity analysis relating to our exposure to foreign currency risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

1)	On December 16, 2021, Yatra Online, Yatra USA Corp. (f/k/a Terrapin Acquisition 3 Corporation) (“Yatra USA”) and the holders (the “Yatra USA Class F Holders”) of Yatra USA’s Class F Common Stock, par value $0.0001 (the “Yatra USA Class F Shares”) entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). The Amendment amends the Exchange and Support Agreement, dated December 16, 2016, between Yatra, Yatra USA and the Yatra USA Class F Holders (the “Agreement”), pursuant to which the Yatra USA Class F Holders had the right to exchange any or all of their Yatra USA Class F Shares, at their option and from time to time, for the same amount of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Yatra. The Agreement was originally due to expire on December 16, 2021 pursuant to its terms. Pursuant to the Amendment, the Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F Holders.

2)	Yatra Online and Yatra India, had entered into share Subscription Cum Shareholders’ Agreement dated May 7, 2014, and Share Subscription Cum Shareholders’ agreement dated April 29, 2015 (together referred to as SHA), with IL&FS Trust Company Limited, Now, Vistra ITCL(India) Limited (in its capacity as a trustee for Pandara Trust -Scheme I(“Pandara Trust”)) and Capital18 Fincap Private Limited, now Network18 Media and Investments Limited(“Capital18”/”NW18”), (collectively the “Investors”).

Pursuant to SHA, NW18 and Pandara Trust, were entitled to swap their Equity Shares into 569,768 and 172,634 Ordinary Shares of the Parent Entity, respectively.

Pursuant to the Waiver and Termination Agreement dated March 23, 2022 (“SHA Amendment Agreement”), the NW18 and Pandara Trust, had agreed to waive their swap rights contained under the SHA.

Further, the parties to SHA Amendment Agreement had agreed, that the SHA Amendment Agreement shall ipso facto terminate, without any further acts of the parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates:

(a ) the date on which the Equity Shares of Yatra India are allotted pursuant to the Offer (as defined under the SHA Amendment Agreement) ; or

(b) if the bid/offer opening date in the Offer does not occur prior to September 30, 2023, or such other date as mutually agreed in writing between the Investors, Yatra Online and Yatra India; or

(c) the date on which the board of the Yatra India decides not to undertake the Offer.

Accordingly, SHA Amendment Agreement got terminated with the allotment of Equity Shares of Yatra India pursuant to the Offer.

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

Based on their evaluation as of March 31, 2024, our group chief executive officer and group Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting as described below.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Group Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

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

In the prior year, management had assessed the Company’s internal control over financial reporting as of March 31, 2023 and had concluded that there were material weaknesses in the internal controls over financial reporting due to inadequacy of documentation for review controls pertaining to control attributes, precision levels applied and documentation of completeness and accuracy of reports used impacting multiple financial statement accounts and the financial statement closing process, as well as the design and operating effectiveness of the IT general controls related to the Company’s freight forwarding business, and hence, the internal control over financial reporting was not effective as at March 31, 2023.

As part of management’s remediation efforts, during the fiscal year ended March 31, 2024, the Company was able to remediate the material weakness pertaining to design and operating effectiveness related to the Company’s freight forwarding business through improvements in the IT general controls. In relation to the material weakness pertaining to inadequacy of documentation for review controls, as described above, management has made improvements in the current year, however, such review controls need further enhancements related to documentation and are required to be operated consistently for a larger period of time to be concluded as effective.

Management assessed the Company’s internal control over financial reporting as of March 31, 2024, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. As a result of this assessment, management concluded that there was a material weakness in its internal control over financial reporting, as described below, existing as of March 31, 2024, and hence, the internal control over financial reporting was not effective as at that date. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The scope of our management’s assessment of the effectiveness of internal control over financial reporting includes all of our company’s consolidated operations.

Our internal controls over financial reporting were ineffective due to inadequacy of documentation for review controls pertaining to control attributes, precision levels applied and documentation of completeness and accuracy of reports used impacting multiple financial statement accounts and the financial statement closing process.

Remediation Plan

We have identified and begun to implement several steps to remediate the material weakness described above and to enhance our overall control environment.

Our remediation process principally will include:

●	We will enhance our use of IT systems and evaluate further process automation to reduce reliance on manual controls and thereby reducing the efforts behind documentation and retaining of evidences for appropriate execution of controls;

●	We will enhance our individual accountability framework for any ongoing non-compliances impacting operating effectiveness of controls;

●	We will plan for timely remediation of control deficiencies for the control environment to be effective for a sufficient period of time during the next fiscal year.

The Company’s Management believes that the measures described above will remediate the material weakness that has been identified and is committed to improving the Company’s disclosure controls and procedures and internal control over financial reporting. Although we intend to complete the remediation process as promptly as possible, there is no assurance as to when such remediation would be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Until the weakness is remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

The effectiveness of our internal control over financial reporting as at March 31, 2024 has been audited by Ernst and Young Associates LLP, our independent registered public accounting firm, as stated in their report which is reproduced in its entirety in Item 15(c)

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Yatra Online, Inc.’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Yatra Online, Inc. (the Company) has not maintained effective internal control over financial reporting as of March 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in internal control over financial reporting related to inadequacy of documentation for review controls pertaining to control attributes, precision levels applied and documentation of completeness and accuracy of reports used impacting multiple financial statement accounts and the financial statement closing process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated July 31, 2024, which expressed an unqualified opinion thereon.

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

/s/ Ernst and Young Associates LLP

Gurugram, India

July 31, 2024

D. Changes in Internal Control over Financial Reporting

The Management has evaluated, with the participation of our Chief Executive Officer and our Group Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified, management has concluded that no such changes have occurred in the financial year ended on March 31, 2023.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we have at least one audit committee financial expert serving on the audit committee i.e. Mr. Murlidhara Kadaba. All the members of the audit committee are independent as that term is defined in the Nasdaq Listing Rules.

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

Ernst & Young Associates LLP, has served as our independent registered public accountant for each of the years ended March 31, 2024, March 31, 2023 and March 31, 2022 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Ernst & Young Associates LLP to us, including our subsidiaries, in fiscal years 2024 and 2023.

	Fiscal
	2023	2024
Audit fees (audit and review of financial statements)	INR 33,069	INR 46,470
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	7,500	-
Tax fees (other certifications and tax advisory services)	443	-
Total	INR 41,012	INR 46,470

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us until fiscal year 2024 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total number of shares (or units) purchased[1]	Average price paid per share (or units)[2]	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
11/1/2023 - 11/30/2023	45,188	$1.50	45,188	$4,931,264.45
12/1/2023 - 12/31/2023	235,196	$1.57	235,196	$4,555,641.42
1/1/2024 - 1/31/2024	254,440	$1.70	254,440	$4,115,710.71
2/1/2024 - 2/28/2024	440,472	$1.63	440,472	$3,387,732.08
01/03/2024-03/31/2024	607,828	$1.55	607,828	$2,429,112.73
Total	1,583,124	$1.60	1,583,124

1. On November 16, 2023, the Board had authorized the Share Repurchase Program us to purchase up to $5.0 million of outstanding Ordinary Shares through open market and privately negotiated purchases through one or more securities broker-dealers over an unlimited time period (the “Share Repurchase Program”). As of May 17, 2024, the Company has completed repurchases of approximately $5.0 million of our outstanding Ordinary Shares pursuant to the Share Repurchase Program following which the Share Repurchase Program was terminated.

2. The average price paid per share excludes broker and transaction fees.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 14, 2024, the Audit Committee of the Board approved the appointment of BDO India LLP as the Company’s new independent registered public accounting firm for the fiscal year ending March 31, 2025, subject to ratification of the same by the Company’s shareholders in the upcoming 2024 Annual General Meeting. The appointment of BDO India LLP is also concurrent with the appointment of M S K A & Associates, Chartered Accountants (forming part of the international BDO network) as the statutory auditors of Yatra India, in which the existing statutory auditors viz. S.R. Batliboi & Associates LLP, affiliate of Ernst and Young Associates LLP, will complete their maximum tenure, in their current capacity, in accordance with the laws as applicable to Yatra India.

BDO India LLP is registered with the US Public Company Accounting Oversight Board and have significant experience in SEC reporting matters under US GAAP and IFRS. Ernst and Young Associates LLP (“EY”) was appointed as the independent registered public accounting firm of the Company for the fiscal year ended March 31, 2024 by the Audit Committee whose appointment was subsequently ratified by the shareholders in the Annual General Meeting of the Company held on September 28, 2023. EY continued in their capacity as the independent registered public accounting firm to audit and report on the consolidated financial statements of the Company for the fiscal year ended March 31, 2024.

EY’s report on the Company’s consolidated financial statements for the years ended March 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the fiscal years ended March 31, 2023 and 2022 and the subsequent interim period through the date hereof, there were: (i) no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to EY’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type as defined in Item 16F(a)(1)(v) of Form 20-F, except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15.B and 15.C of the Company’s Annual Report on Form 20-F for each of the fiscal years ended March 31, 2023 and 2022.

The Company had requested EY to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated June 20, 2024 is included as an exhibit to this Annual Report.

During each of the years ended March 31, 2023 and 2022, and the subsequent interim period through the date hereof, neither the Company nor anyone on behalf of the Company has consulted with BDO India LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO India LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees designed to promote compliance with applicable insider trading laws, rules and regulations. The insider trading policies and procedures are attached as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company, under the oversight of the audit committee of the board of directors (the “Audit Committee”), has implemented and maintains an enterprise risk management program that inter- alia contains a cybersecurity risk management program primarily designed to identify, assess, and mitigate critical risks from cybersecurity threats. Our cybersecurity risk management program incorporates elements of recognized industry standards, such as the ISO 27001. Our cybersecurity program includes safeguards such as firewalls, DDoS mitigation tools, and authentication controls.

We engage third-party service providers to assist us with our cybersecurity risk management. We have also engaged third party advisors and consultants to conduct periodic testing of our processes and systems, which includes annual audits designed to align to ISO and PCI standards. We also maintain a vendor management program whereby, before contracting with certain third parties, such as those that have access to sensitive information or our IT systems, we conduct diligence on those third parties. This third party diligence includes reviewing vulnerability assessments and the inclusion of compliance with the applicable data privacy requirements in the contracts, as appropriate. We have also implemented a process for employees to undergo cybersecurity training during onboarding.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition; however, like other companies in our industry, we and our third-party vendors may, from time to time, experience threats and security incidents relating to our and our third-party vendors’ information systems. For more information, please see Item 3, part D - Risk Factors.

Governance Related to Cybersecurity Risks

Our Head of Governance Risk and Compliance - Infosec and Privacy (“Head of GRC”) is responsible for the day-to-day oversight of the assessment and management of cybersecurity risks. The individual who is currently in this role has more than 15 years of experience in information security. Our Head of GRC reports to, and works with, our Chief Information and Technology Officer to discuss and review our information security and cybersecurity risk management processes.

Our board of directors has delegated oversight of the cybersecurity risk management program to our audit committee. The audit committee advises the board of directors in evaluating the effectiveness of risk management systems and in assessing compliance with risk management practices, including those specific to cybersecurity. In addition, our Chief Information and Technology Officer, with input from third party consultants as appropriate, provide a cybersecurity updates to the audit committee and board of directors, as required.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report at pages F-1 through F-63.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.2	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.3#+	Subscriber Agreement between Yatra Online Limited and InterGlobe Technologies Inc., dated February 1, 2021 (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021).
4.4	Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).
4.5	Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).

4.8	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.9	Amendment No. 1 to the Exchange and Support Agreement, dated December 16, 2021, by and among Yatra Online, Inc., Yatra USA Corp. and the holders of Yatra USA Corp. Class F Common Stock party thereto (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).
4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.13	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
4.14	Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant’s Form F-3 filed on May 3, 2018).
4.15	Working Capital Facility Agreement, dated June 22, 2017, between Yatra Online Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.24 to the Registrant’s Form F-3 filed on May 3, 2018).
4.16	Working Capital Loan Agreement dated 10th June, 2022 between Yatra For Business Private Limited and Axis Bank Limited (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.17	Working Capital Loan Agreement dated 16th June, 2022 between Yatra Online Limited and Axis Bank Limited (incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.18	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).
4.19	Credit Arrangement Letter, dated August 14, 2018, between Yatra for Business Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.20	Facility Agreement, dated August 16, 2018, between Yatra for Business Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).

4.21	Renewal Credit Arrangement Letter, dated May 28, 2019, between Yatra for Business Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.22	Amendatory Credit Arrangement Letter, dated September 29, 2020 and December 28, 2020, between Yatra Online Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021).
4.23	Renewal Credit Arrangement Letter dated October 18, 2021 and Supplemental and Amendatory Agreement to the Facility Agreement dated January 17, 2022 between Yatra Online Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022)
4.24	Renewal Credit Arrangement Letter dated October 14, 2021 and Supplemental and Amendatory Agreement to the Facility Agreement dated January 17, 2022 between Yatra For Business Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022)
4.25*	Supplemental and Amendatory Agreement to the Facility Agreement, dated September 30, 2020, between Yatra for Business Private Limited and ICICI Bank Limited
4.26+†	Global Agreement, dated July 1, 2017, between Yatra Online Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.27+†	Side Letter to Global Agreement, dated July 1, 2020, between Yatra Online Limited and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021)
4.28	Cooperation Agreement by and among The 2020 Timothy J. Maguire Investment Trust, Timothy J. Maguire and Yatra Online, Inc., dated January 17, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 6-K filed with the SEC on January 21, 2022).
4.29	Cooperation Agreement, dated July 17, 2022, by and among MAK Capital One L.L.C. and its affiliates and the Yatra Online, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on July 18, 2022).
4.30	Renewal Credit Arrangement Letter dated 15th July, 2022, Amendatory Credit Arrangement Letter dated 12th January, 2023, Supplemental and Amendatory Agreement to the Facility Agreement and Supplemental Deed of Hypothecation dated 20th January, 2023 between Yatra Online Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.31	Renewal Credit Arrangement Letter dated 14th July, 2022 between Yatra For Business Private Limited and ICICI Bank Limited (incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.32	Addendum No. 1 to Subscriber Agreement dated 30th September, 2021 between InterGlobe Technology Quotient Private Limited and Yatra Online Limited (incorporated by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023)
4.33+†	Side Letter to Global Agreement, dated 15th December, 2022, between Yatra Online Limited and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023)
4.34	Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility, Agreement for Hypothecation of Movable Fixed Assets as Additional Security executed on 2nd February, 2023 between Yatra Online Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.35	Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility and Agreement for Hypothecation of Movable Fixed Assets as Additional Security executed on 07th February, 2023 between Yatra For Business Private Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.42 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.36	Master Facility Agreement and Deed of Hypothecation dated 22nd February, 2023 between Yatra For Business Private Limited and IDFC First Bank Limited (incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.37	Master Facility Agreement and Deed of Hypothecation dated 22nd March, 2023 between Yatra Online Limited and IDFC First Bank Limited incorporated by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.38

First Amendment to Cooperation Agreement, dated August 29, 2023, among Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on September 01, 2023)

4.39	First Amendment to Cooperation Agreement, dated August 29, 2023, between Yatra Online, Inc. and The 2020 Timothy J. Maguire Investment Trust (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on September 01, 2023)
4.40	Renewal Credit Arrangement Letter dated April 2, 2024, between Yatra Online Limited and Axis Bank Limited.
4.41	Supplemental Agreement For Working Capital Facility (Enhancement) executed on July 17, 2024 to original Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility dated February 07, 2023 between Yatra For Business Private Limited and Federal Bank Limited.
8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
11.1*	Insider Trading Policies and Procedures
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Group CFO pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Group CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm.
15.2*	Consent of CRISIL Limited.
15.3	Letter from Ernst and Young Associates (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K furnished June 20, 2024).
97.1*	Compensation Recovery Policy as approved the Board of Directors of the Company.
99.1	CRISIL report titled “Assessment of travel industry in India (incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed herewith

**	Furnished herewith.

#	Confidential treatment requested.

+	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†	Schedules and other similar attachments have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Yatra Online, Inc. (the Company) as of March 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated July 31, 2024, expressed an adverse opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of goodwill

Description of the Matter

As discussed in Note 20 to the Company’s consolidated financial statements, the goodwill balance as of March 31, 2024 was INR 528,191 thousand. The Company performs an impairment test of goodwill at the level of the cash generating units (CGUs) annually or more frequently, if the Company becomes aware of events or changes in circumstances that would indicate that the carrying value of goodwill may not be recoverable.

Auditing the Company’s goodwill impairment analysis was complex and judgmental due to the estimation required to determine the recoverable amount of the CGUs, being the higher of value in use and fair value less costs of disposal. In particular, the recoverable amount estimates were sensitive to significant assumptions such as EBITDA margin, discount rate, the terminal value growth rate and EBITDA market multiple. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the estimated recoverable amounts of the CGUs, we performed audit procedures that included, among others, assessing the methodologies against IAS 36, Impairment of Assets, used by management in deriving the recoverable value, and testing the significant assumptions and underlying data used by the Company in its analysis. We evaluated management’s ability to reasonably estimate future EBITDA margins by comparing actual results to management’s historical forecasts. As it relates to management’s estimates of future EBITDA margins, we compared these to current industry trends and external analyst reports for industry growth projections. In addition, our valuation specialists assisted us in evaluating the valuation methodology against the requirements of IAS 36 and to compare the discount rates, terminal value growth rates and EBITDA market multiple against observable market data and current economic trends. We also performed sensitivity analyses of EBITDA margins, discount rates, terminal value growth rates and EBIDTA market multiple, to evaluate the potential change in the recoverable amount of the CGUs resulting from changes in these underlying assumptions. We also evaluated the adequacy of the Company’s disclosures, as described in the above-mentioned note.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor since 2015.

Gurugram, India

July 31, 2024

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss

(Amount in thousands, except per share data and number of shares)

	Notes	Year ended March 31,
		2022	2023	2024
		INR	INR	INR	USD
					(refer to Note 2.4)

Revenue
Rendering of services	8	1,817,392	3,405,548	3,583,798	43,002
Other revenue	9	171,984	421,717	606,099	7,273
Total revenue		1,989,376	3,827,265	4,189,897	50,275

Other income	10	158,648	152,520	102,362	1,228

Service cost		159,284	669,098	866,039	10,392
Personnel expenses	11	1,021,881	1,148,434	1,348,215	16,177
Marketing and sales promotion expenses		124,147	336,472	459,935	5,519
Other operating expenses	12	893,313	1,554,963	1,579,352	18,951
Depreciation and amortization	13	308,153	190,152	197,527	2,370
Impairment of loan to joint venture	14	72,719	1,000	-	-
Results from operations		(431,473)	79,666	(158,809)	(1,906)

Share of loss of joint venture	14	41,616	-	-	-
Finance income	15	47,816	28,944	170,714	2,048
Finance cost	16	(100,453)	(326,399)	(286,998)	(3,444)
Listing and related expenses	44	(55,818)	(23,591)	(54,238)	(651)
Change in fair value of warrants gain		32,756	-	-	-
Loss before taxes		(465,556)	(241,380)	(329,331)	(3,953)
Tax expense	17	(16,906)	(46,788)	(37,174)	(446)
Loss for the period		(482,462)	(288,168)	(366,505)	(4,399)

Other comprehensive income/(loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement loss on defined benefit plan, net of tax	31	(247)	(10,713)	(6,006)	(71)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	31	(5,640)	1,245	(15,027)	(179)
Other comprehensive loss for the period, net of tax		(5,887)	(9,468)	(21,033)	(250)
Total comprehensive loss for the period, net of tax		(488,349)	(297,636)	(387,538)	(4,649)

Loss attributable to:
Owners of the Parent Company		(477,850)	(289,243)	(350,943)	(4,212)
Non-controlling interest		(4,612)	1,075	(15,562)	(187)
Loss for the period		(482,462)	(288,168)	(366,505)	(4,399)

Total comprehensive loss attributable to:
Owners of the Parent Company		(483,733)	(298,563)	(369,860)	(4,437)
Non-controlling interest		(4,616)	927	(17,678)	(212)
Total comprehensive loss for the period		(488,349)	(297,636)	(387,538)	(4,649)

Loss per share	18
Basic		(7.66)	(4.59)	(5.60)	(0.07)
Diluted		(7.66)	(4.59)	(5.60)	(0.07)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position

(Amount in thousands, except per share data and number of shares)

		March 31, 2023	March 31, 2024
	Notes	INR	INR	USD
				(refer to Note 2.4)

Assets
Non-current assets
Property, plant and equipment	19	45,843	73,835	886
Right-of-use assets	42	200,760	160,037	1,920
Intangible assets and goodwill	20	778,963	913,434	10,960
Prepayments and other assets	21	1,177	755	9
Other financial assets	22	49,864	24,039	288
Term deposits	23	6,158	137,169	1,646
Other non-financial assets	24	195,491	207,555	2,490
Deferred tax assets	25	11,086	10,932	131
Total non-current assets		1,289,342	1,527,756	18,330

Current assets
Inventories		76	53	1
Trade and other receivables	26	3,061,210	4,637,243	55,642
Prepayments and other assets	21	951,924	1,487,861	17,853
Income tax recoverable		308,716	339,317	4,074
Other current financial assets	27	68,997	134,930	1,619
Term deposits	23	581,217	2,620,655	31,445
Cash and cash equivalents	28	503,601	1,741,950	20,902
Total current assets		5,475,741	10,962,009	131,536
Total assets		6,765,083	12,489,765	149,866

Equity and liabilities
Equity
Share capital	29	850	857	10
Share premium	29	20,388,799	20,511,478	246,118
Treasury shares	29	(11,219)	(222,152)	(2,666)
Other capital reserve	30	281,394	378,695	4,544
Accumulated deficit		(19,921,095)	(20,266,628)	(243,180)
Non-controlling interest reserve			5,032,282	60,383
Foreign currency translation reserve		(31,034)	(46,059)	(553)
Total equity attributable to equity holders of the Parent Company		707,695	5,388,473	64,656
Total non-controlling interest	6	11,624	2,371,799	28,459
Total equity		719,319	7,760,272	93,115

Non-current liabilities
Borrowings	32	19,274	114,677	1,376
Deferred tax liabilities	25	7,150	4,669	56
Employee benefits	34	40,747	55,850	670
Lease liabilities	42	203,393	164,418	1,973
Total non-current liabilities		270,564	339,614	4,075

Current liabilities
Borrowings	32	2,333,378	523,515	6,282
Trade and other payables	33	2,176,353	2,608,087	31,295
Employee benefits	34	56,020	41,307	496
Deferred revenue	35	45,721	3,360	40
Income taxes payable		31,850	251	3
Lease liabilities	42	47,835	51,324	616
Other financial liabilities	36	417,014	418,969	5,027
Other current liabilities	37	667,029	743,066	8,917
Total current liabilities		5,775,200	4,389,879	52,676
Total liabilities		6,045,764	4,729,493	56,751
Total equity and liabilities		6,765,083	12,489,765	149,866

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Loss for the period	-	-	-	(477,850)	-	-	(477,850)	(4,612)	(482,462)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	(5,640)	(5,640)	-	(5,640)
Remeasurement loss on defined benefit plan	-	-	-	(243)	-	-	(243)	(4)	(247)

Total other comprehensive loss	-	-	-	(243)	-	(5,640)	(5,883)	(4)	(5,887)

Total comprehensive loss	-	-	-	(478,093)	-	(5,640)	(483,733)	(4,616)	(488,349)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	21,712	187,845	-	209,557	-	209,557
Exercise of options	4	46,419	-	-	(46,423)	-	-	-	-
Change in non-controlling interest*	-	-	-	(977)	-	-	(977)	977	-
Transaction with non-controlling interest**				7,583			7,583	375	7,958
Total contribution by owners	4	46,419	-	28,318	141,422	-	216,163	1,352	217,515

Balance as at March 31, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

*	During first quarter of the financial year, Yatra India has allotted additional shares to the Parent Company, where the non-controlling shareholder has not made equal subscription, which leads to an increase in holding percentage from 98.63% to 98.64%, (refer to Note 6).

**	During the year, Yatra India has allotted shares outside the Group by converting trade payable of INR 7,958 of the stakeholder into equity, which leads to a dilution in parent’s holding from 98.64% to 98.55%.

Yatra Online, Inc.

Consolidated statement of changes in equity (Continued)

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares( Note 29)	Accumulated deficit	Other capital reserve(Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Loss for the period	-	-	-	(289,243)	-	-	(289,243)	1,075	(288,168)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	1,245	1,245	-	1,245
Remeasurement loss on defined benefit plan	-	-	-	(10,565)	-	-	(10,565)	(148)	(10,713)
Total other comprehensive loss	-	-	-	(10,565)	-	1,245	(9,320)	(148)	(9,468)

Total comprehensive loss	-	-	-	(299,808)	-	1,245	(298,563)	927	(297,636)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	4,518	147,536	-	152,054	-	152,054
Vested PSUs net settled for employee’s tax obligation (Refer note 30.2)	-	(27,340)	-	-	-	-	(27,340)	-	(27,340)
Exercise of options	8	129,665	-	-	(129,673)	-	-	-	-
Change in non-controlling interest*	-	-	-	(8,714)	-	-	(8,714)	8,714	-
Total contribution by owners	8	102,325	-	(4,196)	17,863	-	116,000	8,714	124,714

Balance as at March 31, 2023	850	20,388,799	(11,219)	(19,921,095)	281,394	(31,034)	707,695	11,624	719,319

*	Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company, where the non-controlling shareholder has not made equal subscription, which leads to an increase in holding percentage from 98.55% to 98.59% (refer to Note 6).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity (Continued)

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares( Note 29)	Accumulated deficit	Non-controlling interest reserve*	Other capital reserve(Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	-	281,394	(31,034)	707,695	11,624	719,319

Loss for the period	-	-	-	(350,945)	-	-	-	(350,945)	(15,561)	(366,505)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	-	(15,027)	(15,027)	-	(15,027)
Remeasurement loss on defined benefit plan	-	-	-	(3,888)	-	-	-	(3,888)	(2,118)	(6,006)
Total other comprehensive loss	-	-	-	(3,888)	-	-	(15,027)	(18,915)	(2,118)	(21,033)

Total comprehensive loss	-	-	-	(354,833)		-	(15,027)	(369,860)	(17,679)	(387,538)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	9,301		219,985	-	229,286	-	229,286
Exercise of options	7	122,679	-	-		(122,686)	-	-	-	-
Own shares repurchase	-	-	(210,933)	-		-	-	(210,933)	-	(210,933)
Change in non-controlling interest**	-	-	-		5,032,282	-	-	5,032,282	2,377,857	7,410,139
Total contribution by owners	7	122,679	(210,933)	9,301	5,032,282	97,299	-	5,050,635	2,377,857	7,428,492

Balance as at March 31, 2024	857	20,511,478	(222,152)	(20,266,627)	5,032,282	378,693	(46,061)	5,388,470	2,371,802	7,760,272

*	Non-controlling interest reserve represents difference between the fair value of consideration paid or received and changes in the carrying amount of non-controlling interest arising on changes in proportion of equity held by the non-controlling interest in a subsidiary, without loss of control.
**	Pursuant to Indian IPO Yatra Online Limited (“Indian subsidiary”), non-controlling interest share has increased from 1.41% to 35.54% (Refer note 6).

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows

(Amount in INR thousands, except per share data and number of shares)

		March 31,	March 31,	March 31,
		2022	2023	2024
	Notes	INR	INR	INR	USD
Cash flows from operating activities:
Loss before tax		(465,556)	(241,381)	(329,331)	(3,952)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	308,153	190,152	197,527	2,370
Interest income	15	(33,345)	(21,289)	(170,715)	(2,048)
Interest costs	16	94,907	225,200	239,356	2,872
Unrealized foreign exchange loss/(gain)	16	(7,471)	(38,764)	(26,362)	(316)
Gain on disposal of property, plant and equipment	10,19	(1,931)	(3,800)	(705)	(8)
Change in fair value of warrants - gains		(32,756)	-	-	-
Provisions (net)		(129,026)	(22,079)	(164,909)	(1,979)
Gain on termination/ rent concession of leases		(36,176)	(1,786)	-	-
Unwinding of deferred consideration		(41,655)	(41,655)	-	-
Share of loss/ (gain) of a joint venture	14	(41,616)	-	-	-
Share-based payment expense	11	209,557	152,054	229,260	2,751
Impairment of loan to joint venture		72,719	1,000	-	-
Working capital changes:
Decrease/ (increase) in trade and other receivables		(1,115,395)	(1,593,456)	(2,089,462)	(25,075)
Decrease in inventories		1,271	173	23	-
Increase/ (decrease) in trade and other payables		217,701	(439,095)	783,989	9,407
Direct taxes (paid)/ refunds		28,416	(127,620)	(102,033)	(1,224)

Net cash used in operating activities		(972,203)	(1,962,346)	(1,433,362)	(17,199)
Cash flows from investing activities:
Purchase of property, plant and equipment	19	(8,927)	(19,786)	(20,328)	(244)
Proceeds from sale of property, plant and equipment		2,175	9,715	2,072	25
Purchase/development of intangible assets	20	(90,469)	(134,406)	(246,194)	(2,954)
Investment in term deposits		(635,807)	(527,740)	(9,684,565)	(116,205)
Proceeds from term deposits		625,505	519,121	7,596,494	91,151
Interest received	15	20,987	7,144	57,017	684

Net cash from/(used in) investing activities		(86,536)	(145,952)	(2,295,504)	(27,544)
Cash flows from financing activities:
Cash consideration received from non-controlling shareholders	6	-	-	7,688,897	92,259
Transaction costs	43	-	-	(278,757)	(3,345)
Vested PSUs net settled for employee’s tax obligation		-	(27,340)	-	-
Payment of principal portion of lease liabilities	2	(36,486)	(41,873)	(46,549)	(559)
Payment of interest portion of lease liabilities	42	(43,871)	(35,992)	(32,267)	(387)
Buyback of shares		-	-	(210,448)	(441)
Proceeds from factoring	32	553,128	3,825,988	8,716,246	104,587
Repayment of factoring proceeds	32	(325,852)	(3,087,688)	(9,400,045)	(112,792)
Proceeds of borrowings	32	-	1,252,501	198,375	2,380
Repayment of borrowings	32	-	(32,250)	(12,44,455)	(14,932)
Repayment of vehicle loan	32	(4,913)	(7,042)	(8,751)	(105)
Interest paid on borrowings		(6,742)	(94,491)	(249,277)	(2,991)

Net cash from financing activities		135,264	1,751,813	5,132,969	61,591
Net increase/ (decrease) in cash and cash equivalents		(923,475)	(356,485)	1,347,187	16,165
Effect of exchange differences on cash and cash equivalents		12,168	59,804	(108,838)	(1,306)
Cash and cash equivalents at the beginning of the year		1,711,589	800,282	503,601	6,043

Closing cash and cash equivalents at the end of the year		800,282	503,601	1,741,950	20,902
Components of cash and cash equivalents:
Cash on hand		255	125	72	1
On current account		446,162	288,779	814,444	9,773
Fixed deposits with banks (original maturity less than three months)		186,028	7,462	130,054	1,561
Credit card collection in hand		167,837	207,235	797,380	9,567
Total cash and cash equivalents	28	800,282	503,601	1,741,950	20,902

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of cash flows (Continued)

(Amount in INR thousands, except per share data and number of shares)

Changes in liabilities arising from financing activities

Particulars	Opening balance as at April 1, 2023	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2024
Non current borrowings (including current maturities)	441,054	(232,931)	24,168	-	232,290
Current Borrowings	1,911,599	(1,505,698)		-	405,901
Total liabilities from financing activities	2,352,653	(1,738,629)	24,168	-	638,191

Particulars	Opening balance as at April 1, 2022	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2023
Non current borrowings (including current maturities)	7,181	410,136	23,737	-	441,054
Current Borrowings	351,399	1,541,373	-	18,827	1,911,599
Total liabilities from financing activities	358,580	1,951,509	23,737	18,827	2,352,653

Particulars	Opening balance as at April 1, 2021	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2022
Non current borrowings (including current maturities)	6,931	-4,913	5,161	-	7,181
Current Borrowings	124,124	227,275	-	-	351,399
Total liabilities from financing activities	131,055	222,362	5,161	-	358,580

*	includes adjustment for ancillary borrowing cost, unrealised / realised foreign exchange gain / loss.

**	In the statement of cash flows, the amount of INR 24,168 (March 31, 2023: 23,737 and March 31, 2022: INR 5,161) paid directly by bank to the vendors for purchase of vehicles (property, plant and equipment) has been treated as non cash transactions from Group’s perspective.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

1. Corporate information

Yatra Online, Inc. (the “Parent Company”) together with its subsidiaries (collectively, “the Company”, “We” or the “Group”) and equity accounted investee is primarily engaged in the business of selling travel products and solutions in India and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is a public limited company incorporated and domiciled in Cayman Islands; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange. Information on the Group structure is provided in Note 6.

2. Material accounting policies

2.1 Basis of preparation

The consolidated financial statements for March 31, 2024 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments that have been measured at fair value (refer accounting policy regarding financial instruments) .

The Accounting policies have been consistently applied by the Group for all the periods presented in these consolidated financial statements, except in relation to the new standards adopted on April 1, 2023 (Refer Note 2.2).

The consolidated financial statements of the Company for the year ended March 31, 2024 were authorized for issuance by the Parent Company’s board of directors on July 31, 2024.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

2.2 New standards, interpretations and amendments adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after April 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, “Making Materiality Judgments”. The amendments provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The Company adopted the amendments to IAS 1 effective as of April 1, 2023. The amendments did not result in any changes in the accounting policies themselves, nor they had any impact on recognition, measurement or presentation of any items in these consolidated financial statements. However, they impacted the accounting policy information disclosed in note 2 of these consolidated financial statements.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, in which it introduced a new definition of ‘accounting estimates’. The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments had no impact in these consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12 “Income Taxes”, which narrowed the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

These amendments had no impact in these consolidated financial statements.

International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

In May 2023, the IASB issued “International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)”, which amended IAS 12, “Income Taxes” to include affects arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”). The amendments give companies temporary relief from accounting for deferred tax impacts arising from the OECD international tax reform.

The amendments to IAS 12 introduced include:

● A mandatory temporary exception to the recognition and disclosure of deferred tax impacts arising from the jurisdictional implementation of the Pillar Two model rules; and

● Disclosure requirements for affected entities to help users of the consolidated financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023.

These amendments had no impact in these consolidated financial statements

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

Subsidiaries are consolidated from the date on which the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The financial statements of all subsidiaries are prepared for the same reporting period as that of the Company for consolidation purposes. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies and accounting period in line with those used by the Group. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

When the proportion of the equity held by the non-controlling interest in a subsidiary changes, without loss of control, the Group adjusts the carrying amount of the controlling and non-controlling interests to reflect changes in their relative interests in the subsidiary. For this purpose, non-controlling interest is measured at proportionate share of the carrying amount of the net assets, including goodwill, if any, of the respective subsidiary. The Group recognises directly in the NCI Reserve any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent. Any transaction costs incurred in connection for sale of non-controlling interest in a subsidiary without loss of control, are deducted from equity and allocated to non-controlling interest.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

2.4 Foreign currencies

The Group’s presentation currency is Indian national rupee (INR) as business activities of the Group are primarily located in India and carried through subsidiaries whose functional currency is INR.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Parent Company’s functional currency is United States dollar (USD). The Group’s operations are conducted through the subsidiaries and equity accounted investee where the local currency is generally the functional currency. The financial statements of entities, whose functional currency is other than INR, are translated from their respective functional currencies into INR.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2024, March 31, 2023 and March 31, 2022, except for transactions where there is a significant difference in the average exchange rate and exchange rate on the date of transaction, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI and accumulated in equity under the head Foreign currency translation reserve. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transactions first qualify for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2024, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2024 and consolidated statement of cash flows for year ended March 31, 2024 were converted into USD at the exchange rate of 84.34 INR per USD, which is based on the noon buying rate as at March 31, 2024, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that exchange rate as well as that such numbers are in compliance as per the requirements of IFRS. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

2.5 Summary of material accounting policies

Current versus non-current classification

The Group segregates assets and liabilities into current and non-current categories for presentation in the statement of financial position after considering its normal operating cycle and other criteria set out in IAS 1, “Presentation of financial statements”. For this purpose, current assets and liabilities include current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization / settlement in cash and cash equivalents. The Group has identified period upto twelve months as its operating cycle for classification of their current assets and liabilities.

Joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

The Group’s investment in its joint venture is accounted for using the equity method. Under the equity method, the investment in the joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. The profit or loss reflects the Group’s share of the results of operations of the joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as that of the Group.

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss as ‘Share of loss of a joint venture’ in profit or loss.

When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. At each reporting date, Group true-up its obligation to contribute towards the share of cumulative loss of the Joint venture, and reversal, if any, arising is recognised as the gain under ‘Share of loss of a joint venture’ in profit or loss.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value. Identifiable assets and liabilities of acquirer are separately measured at fair value. Acquisition-related costs are expensed as incurred in profit or loss.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for Non-controlling Interest over the fair value of the identifiable net assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s Cash Generating Units (CGUs) or group of CGUs (refer to Note 20) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss and recognized in statement of profit or loss.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Revenue from contracts with customers

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in profit or loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

The application of our revenue recognition policies and a description of our principal activities, organized by segment, from which we generate our revenue, are presented below.

Air Ticketing

We receive commissions or service fees from the travel supplier/bank and/or travelling customer. Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis. Performance obligation in this regard is satisfied on issuance of airline ticket to the traveler. We record a allowance for cancellations at the time of the transaction based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

We receive upfront fee from Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on their website or other distribution channels to travel agents for using their system. The upfront fees is recognised as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement, in both cases using such GDS platforms, and the balance amount is recognized as deferred revenue.

We earn incentives from airlines if specific targets are achieved over a period of time. Such incentives are treated as variable consideration and the Group estimates the amount of consideration to which it will be entitled in exchange for services at the contract inception date and at each reporting date using either the most likely amount method or the expected value method, depending on which method the Group expects to better predict the amount of consideration to which it will be entitled. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Group includes estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The disclosures of significant estimates and assumptions relating to the estimation of variable consideration are provided in Note 8.

Hotels and Packages

Revenue from hotel reservation is recognized as an agent on a net commission earned basis. Revenue from service fee from customer is recognized on earned basis. The performance obligation is satisfied on the date of hotel booking. We record an allowance for cancellations at the time of booking on this revenue based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

Revenue from packages are accounted for on a gross basis as the Group controls the services before such services are transferred to the traveler and is determined to be the primary obligor in the arrangement. The Group recognises revenue from such packages on the date of completion of outbound and inbound tours and packages. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis on the date of booking of ticket, net of allowance for cancellations at the time of the transaction based on historical experience. Revenue related to freight forwarding services is recognized at the time of departure of the cargo at the origin in case of exports and in case of Imports, revenue is recognized on the basis of arrival dates. We act as an agent; accordingly, we recognize revenue only for our commission on the arrangement.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Others

Revenue from other, primarily comprising advertising revenue and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed as per the terms of the agreements with respective suppliers.

Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or the likelihood of the customer redeeming the loyalty point become remote.

The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives to the end users and loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

Contract balances

Contract assets

A contract asset is recognised for the right to consideration in exchange for services transferred to the customer if receipt of such consideration is conditional on completion of further activities/ services, i.e., the Group does not have an unconditional right to receive consideration (refer to Note 8).

Trade receivables

A receivable is recognised if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due) (refer to Note 26).

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities, disclosed as deferred revenue, are recognized as revenue when the Group performs under the contract (refer to Note 8).

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Finance income and costs

Finance income comprises interest income on term deposits. Interest income is recognized as it accrues in profit or loss,using the effective interest rate method (EIR).

Finance cost comprises interest expense on borrowings, interest expense on lease liability and unwinding of other financial liabilities. Interest expense is recognized in profit or loss using EIR.

Taxes

Current tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generate taxable income.

Current income tax relating to items recognized outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses, except:

● When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit or loss and (ii) and does not give rise to equal taxable and deductible temporary differences.

● In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

● When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit or loss and (ii) and does not give rise to equal taxable and deductible temporary differences.

● In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Deferred tax items are recognized, in correlation to the underlying transaction either in other comprehensive income/loss or directly in equity.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority

Minimum Alternative Tax

Minimum alternate tax (MAT) paid in a year is charged to the statement of profit and loss as current tax for the year. The deferred tax asset is recognised for MAT credit available only to the extent that it is probable that the concerned company will pay normal income tax during the specified period, i.e., the period for which MAT credit is allowed to be carried forward, and MAT Credit asset can be recovered. In the year in which the company recognizes MAT credit as an asset, it is created by way of credit to the statement of profit and loss and shown as part of deferred tax asset. The company reviews the “MAT credit entitlement” asset at each reporting date and writes down the asset to the extent that it is no longer probable that it will pay normal tax during the specified period.

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized in profit or loss as incurred.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Depreciation is calculated on straight line basis using the rates arrived at based on the estimated useful lives of the assets as follows:

Computer and peripherals	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Vehicles	3 - 7 years

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses, if any. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit in profit or loss. During the period of development, the asset is tested for impairment annually.

Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognized in profit or loss in the period in which the expenditure is incurred.

Intangible assets with finite life are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in profit or loss.

Intangible assets are amortized as below:

Agent / Supplier relationships	2.5 - 10 years
Non-compete agreements	3.5 - 6.5 years
Trademarks	10 years
Intellectual property rights	3 years
Computer software and websites	3 to 10 years or license period, whichever is shorter
Customer relationships	4 to 10 years

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

●	Buildings 3 to 9 years
●	Others 3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. Refer “Impairment of non-financial assets” policy.

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

Refer to Note 43 for disclosures on leases.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined as per IFRS 15.

Subsequent measurement

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

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired

The Group’s financial assets at amortized cost includes trade receivables, term deposits, security deposits and employee loans. For more information on receivables, refer to Note 26. The Group does not have material financial assets classified under other categories.

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass- through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

The Group recognized an allowance for expected credit losses (ECLs) for all financial assets which are debts instruments and not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

Loans and borrowing

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in profit or loss. This category applies to interest-bearing borrowings, trade and other payables.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

Fair value measurement

The Group measures financial instruments, at fair value such as warrants etc. at each balance sheet date. The Group also discloses fair value of financial instruments and certain other assets and liabilities in notes.

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Impairment of non-financial assets

Assets that have an indefinite useful life and goodwill are not subject to amortization and are tested at least annually or when there are indicators that an asset may be impaired, for impairment. Assets that are subject to depreciation and amortization are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Such circumstances include, though are not limited to, significant or sustained decline in revenues or earnings and material adverse changes in the economic environment.

Impairment test for goodwill is performed at the level of each CGU or groups of CGUs expected to benefit from acquisition-related synergies and represent the lowest level within the entity at which the goodwill is monitored for internal management purposes and which is not higher than the Group’s operating segment.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Fair value less costs to sell is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, less the costs of disposal. Impairment losses, if any, are recognized in profit or loss as a component of depreciation and amortization expense.

Provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, that is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in profit or loss.

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

Under the defined benefit retirement plan, the Group provides benefit in the form of Gratuity under the Payment of Gratuity Act 1972 (India). Under the plan, a lump sum payment is made to eligible employees at retirement or termination of employment based on respective employee’s salary and years of service with the Group.

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

All expenses, excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in profit or loss as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit or loss in subsequent years.

The Group’s contribution to defined contribution plans are recognized in profit or loss as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

The employees of the Group are entitled to compensated absences. The employees can carry forward up to the specified portion of the unutilized accumulated compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Group records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Group measures the expected cost of compensated absences as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Group recognizes accumulated compensated absences based on actuarial valuation. Any actuarial gains or losses are recognized in OCI (Other comprehensive income) in the period in which they arise. Non-accumulating compensated absences are recognized in the period in which the absences occur.

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

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves), over the period in which the service conditions and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service conditions and performance conditions, if any, are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.

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

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

The amendments clarify;

●	what is meant by a right to defer settlement;

●	that a right to defer must exist at the end of the reporting period;

●	that classification is unaffected by the likelihood that an entity will exercise its deferral right

●	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification; and

●	Disclosures

The amendment also clarified that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants only at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Amendments to IFRS 16, “Leases” regarding Lease Liability in a Sale and Leaseback

Lease Liability in a Sale and Leaseback -Amendments to IFRS 16 In September 2022, the IASB issued Amendments to IFRS 16, “Leases”, adding requirements on explaining the subsequent measurement of sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction. These amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

- present specified categories and defined subtotals in the statement of profit or loss and other comprehensive loss;

- provide disclosures on management-defined performance measures (MPMs) in the notes to the consolidated financial statements; and

- improve aggregation and disaggregation of information in the consolidated financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

● clarify a financial liability is derecognized on the ‘settlement date’ - i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for de recognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;

● clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;

● clarify the treatment of non-recourse assets and contractually linked instruments; and

● require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (FVTOCI).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these consolidated financial statements.

Amendments to IAS 7 “Statement of Cash Flows and IFRS 7 Financial Instruments” - Disclosures - Supplier Finance Arrangements

In May 2023 the IASB issued Supplier Finance Arrangements (‘the 2023 Amendments’), which amended IAS 7 to require an entity to provide additional disclosures about its supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024, with early application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”

On August 15, 2023, IASB has issued amendments to IAS 21, “Lack of Exchangeability” that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is currently evaluating the impact of amendments to IAS 21 on these consolidated financial statements.

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

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is higher of value in use and fair value less cost of disposal (“FVLCOD”). The Group first determines value in use to calculate recoverable amount. If value in use calculation indicates impairment, then fair value less cost to sell is also determined. The value in use calculation is based on a DCF model. The cash flows are derived from the budget approved by the management for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. After budget period, cash flow is determined based on extrapolation. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The estimation of FVLCOD reflects assumptions that are subject to various risks and uncertainties, including key assumptions regarding EBITDA Market Multiple, and discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate FVLCOD. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group.

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

b)	Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26 and 27.

c)	Loyalty programs

Customers are entitled to loyalty points on certain transactions that can be redeemed for future qualifying transactions. The Group estimates revenue allocation between the loyalty program and the other components of the sale with assumptions about the expected redemption rates. The Group considers the likelihood that the customer will redeem the points based on past behavior and expected changes. The Group updates its estimates of the points that will be redeemed on a quarterly basis and any adjustments to the contract liability balance are charged against revenue. Also refer to Note 35.

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

h)	Recognition of variable consideration incentives pertaining to air ticketing

The Group receives incentives from Global Distribution System (“GDS”) providers for achieving minimum performance thresholds of ticket segments sales over the term of the agreement. The Group does not have a right to payment until the ticket segment thresholds as agreed are met. The variable considerations (i.e. incentives) to be included in the transaction price is estimated at inception and adjusted at the end of each reporting period as additional information becomes available only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For doing such assessment, management considers various assumptions which primarily includes the Group’s estimated air ticket sales growth rates and the impact of marketing initiatives on the Group’s ability to achieve sales targets set by the GDS providers. These assumptions are forward looking and could be affected by future economic and market conditions. Also refer note 8.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

5. Segment information

For management purposes, the Group is organized into lines of business (LOBs) based on its products and services and has three reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and/ or methods used to distribute the services are different. For each of these LOBs, the Chief Executive Officer (CEO) reviews internal management reports for making decisions related to performance evaluation and resource allocation. Thus, the CEO is construed to be the Chief Operating Decision Maker (CODM). The CODM uses Adjusted Margin, a non IFRS measure, to assess segment profitability and in deciding how to allocate resources and in assessing performance. The Adjusted Margin is arrived at by (i) adding back customer inducement costs including customers incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue, and (ii) reducing service costs, from the ‘Revenue as per IFRS - Rendering of services.’

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

2. Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, is treated as one reportable segment due to similarities in the nature of services

3. Other services primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.

During the year ended March 31, 2023, the management has made certain changes in the presentation of segment information, among other matters, to align with recent changes in the internal management reports. These changes include (a) presentation of Revenue as per IFRS from rendering of services as starting point in the segment information instead of ‘Segment revenue’ (where segment revenue was arrived at after adding back customer inducement and acquisition cost to Revenue as per IFRS), (b) change in manner of presenting non-reportable segments, (c) consequential changes in presentation of reconciliation, and (d) change in nomenclature of segment profitability measure from ‘segment result’ to ‘Adjusted Margin.’ The management has also made corresponding changes in the segment information for the years ended March 31, 2022. Apart from the revisions in the presentations and nomenclatures used, there is no change in the profitability measure that is used by the CODM for making decisions

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Information about Reportable Segments:

	Reportable segments
	Air Ticketing			Hotels and Packages			Other Services			Total
Particulars	March 31			March 31			March 31			March 31
	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024

Revenue as per IFRS - Rendering of services*	1,150,474	1,779,972	1,729,305	520,740	1,471,270	1,693,962	146,178	154,306	160,531	1,817,392	3,405,548	3,583,798
Customer inducement and acquisition costs	1,060,600	2,555,320	2,773,118	237,695	263,756	312,206	15,326	23,380	18,544	1,313,621	2,842,456	3,103,868
Service cost	-	-	-	(159,284)	(669,099)	(866,039)	-	-	-	(159,284)	(669,098)	(866,039)
Adjusted margin	2,211,074	4,335,292	4,502,423	599,151	1,065,927	1,140,129	161,504	177,685	179,075	2,971,729	5,578,904	5,821,627

Other revenue #										171,984	421,717	606,099
Other income										158,648	152,520	102,362
Customer inducement and acquisition costs (recorded as a reduction of revenue)										(1,313,621)	(2,842,455)	(3,103,868)
Personnel expenses										(1,021,881)	(1,148,434)	(1,348,215)
Marketing and sales promotion expenses										(124,147)	(336,472)	(459,935)
Other operating expenses										(893,313)	(1,554,963)	(1,579,352)
Finance cost										(100,453)	(326,399)	(286,998)
Depreciation and amortization										(308,153)	(190,152)	(197,527)
Impairment of goodwill										-	-	-
Finance income										47,816	28,944	170,714
Share of loss of joint venture										41,616	-	-
Change in fair value of warrants gain										32,756	-	-
Listing and related expenses										(55,816)	(23,591)	(54,238)
Impairment of loan to joint venture										(72,719)	(1,000)	-
Loss before taxes										(465,554)	(241,380)	(329,331)
Tax expense										(16,906)	(46,788)	(37,174)
Loss for the period										(482,462)	(288,168)	(366,505)

*	There were no inter-segment revenue during the year ended March 31, 2024, March 31, 2023 and, March 31, 2022. This amount constitutes of ‘revenue from external customer only.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

#	Other revenue primarily comprises the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Reconciliation of Reportable Segments Revenue to the Group’s Total Revenue:

Particulars	Total
	March 31
	2,022	2,023	2,024
Revenue as per IFRS - Rendering of services	1,817,392	3,405,548	3,583,798
Other Revenue	171,984	421,717	606,099
Total Revenue	1,989,376	3,827,265	4,189,897

Geographical Information:

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets

	Non current assets*
	March 31, 2023	March 31, 2024

India	1,025,568	1,147,306
Others	-	-
Total	1,025,566	1,147,306

*	Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Major Customers:

Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues in any of the three years presented.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

6. Group information

A.	The Group’s subsidiaries along with the proportion of ownership interests and the voting rights held directly or indirectly by the Parent Company are disclosed below. The country of incorporation is also their principal place of business. The consolidated financial statements of the Group includes:

Information about group subsidiaries

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2023		March 31, 2024
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	**	100	**
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Limited	Travel & Travel related services	India	98.59	*	64.46	*
Yatra Corporate Hotel Solutions Private Limited	Travel & Travel related services	India	98.59	#	64.46	#
TSI Yatra Private Limited	Travel & Travel related services	India	98.59	#	64.46	#
Yatra TG Stays Private Limited	Travel & Travel related services	India	98.59	#	64.46	#
Yatra Hotel Solutions Private Limited	Travel & Travel related services	India	98.59	#	64.46	#
Yatra for Business Private Limited	Travel & Travel related services	India	98.59	#	64.46	#
Travel.Co.In Private Limited	Travel & Travel related services	India	98.59	#	64.46	#
Yatra Online Freight Services Private Limited	Freight forwarding services	India	98.59	#	64.46	#
Yatra Middle East L.L.C-FZ	Computer programming, consultancy and related activities, arranging and assembling tours and forwarding of freight	United Arab Emirates	98.59	#/***	64.46	#/***

*	Remaining shares of 35.54% (March 31, 2023: 1.41%) are held by the public and institutional shareholder (non-controlling shareholder) as at March 31, 2024. Refer to note 29.

**	Includes 18.63% (March 31, 2023: 18.63%) Class F Shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F Shares in the Company having no economic value and have an exchange right to acquire Ordinary Shares of the Company. During the year ended March 31, 2023, Periscope, LLC, and Guy Barudin Class F shareholder of Yatra USA Corp has exchanged 39,062 and 167,161 Class F Shares with the Ordinary Shares of Yatra Online, Inc. respectively. Refer to Note 29.

***	On February 9, 2023, Yatra Middle East L.L.C.-FZ was incorporated in Dubai, United Arab Emirates with principal activity of Computer programming, consultancy and related activities, arranging and assembling tours and forwarding of freight. Yatra Online, Inc. (the “Company”), through its subsidiary, Yatra Online Limited holds all of the outstanding shares of Yatra Middle East L.L.C.-FZ.

#	Remaining shares of 35.54% (March 31, 2023: 1.41%) are held indirectly by the non-controlling shareholder as at March 31, 2024 through Yatra Online Limited.

B. Joint Venture

The group holds 50% interest in Adventure and Nature Network Pvt. Ltd. (March 31, 2023: 50%). For more detail, refer to Note 14 and Note 44.

C. Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests that are material to the Group primarily relates to Yatra Online Limited (Indian subsidiary and its step-down subsidiaries) as at and for the year ended March 31, 2024. (Though non-controlling in Yatra Online Limited was immaterial as at and for the year ended March 31, 2023, previous year amounts are disclosed for comparative purposes.)

The table below shows summarised consolidated financial information of Yatra Online Limited, before inter-company eliminations

(i) Consolidated statement of financial position

	As at March 31
	2023	2024	2024
	(INR)	(INR)	(USD)
Non-current assets	12,86,936	15,26,239	18,313
Current assets	53,66,462	1,05,38,735	1,26,455
Non-current liabilities	2,70,563	3,39,769	4,077
Current liabilities	48,54,353	44,54,016	53,444
Total equity	1,528,482	7,271,189	87,247

Attributable to:
Non-controlling interests	11,624	2,371,802	28,459
Equity attributable to equity holders of the parent	1,17,66,689	4,899,387	58,788

(ii) Consolidated statement of profit or loss and other comprehensive income

	For the year ended March 31
	2023	2024	2024
	(INR)	(INR)	(USD)
Revenue	3,801,597	4,186,676	50,236
Other income	144,954	102,294	1,227
Expenses	(3,595,026)	(4,195,487)	(50,341)
Finance income	28,760	157,132	1,885
Finance cost	(234,097)	(245,957)	(2,951)
Listing and related expenses	(23,591)	(54,238)	(651)
Tax expense	(45,697)	(32,514)	(390)
Loss for the year	76,898	(82,094)	(985)
Other comprehensive income for the year, net of tax	(10,458)	5,958	(72)
Total comprehensive income / (loss) for the year, net of tax	66,440	(88,052)	(1,057)

Loss for the year attributable to:
Non-controlling interests	1,084	(29,175)	(350)
Equity holders of the parent	75,814	(52,918)	(635)

Total comprehensive income / (loss) attributable to:
Non-controlling interests	937	(31,293)	(375)
Equity holders of the parent	65,503	(56,759)	(681)

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

(iii) Consolidated statement of cash flows

	For the year ended March 31
	2023	2024	2024
	(INR)	(INR)	(USD)
Net cash used in operating activities	(1,530,819)	(1,424,478)	(17,092)
Net cash used in investing activities	(166,655)	(2,337,311)	(28,046)
Net cash generated from financing activities	1,384,190	4,663,085	55,953
Net increase in cash and cash equivalents	(3,13,284)	9,01,296	10,815

D) Change in interest without loss of control

Pursuant to Indian IPO of Yatra Online Limited (“Indian subsidiary”), non-controlling interest share has increased from 1.41% to 35.54%. Following is a schedule of change in interest without loss of control:

For the year ended March 31, 2024

Cash consideration received from non-controlling shareholders*	7,688,896
Less: Proportionate interest of non-controlling shareholder in net asset of Indian subsidiary	2,656,614
Difference recognised in Non-controlling interest reserve within equity	5,032,282

*	disclosed as “Change in noncontrolling interest” under financing activities in Consolidated Statement of Cash flow.

Additional NCI measurement on the date of change in interest:

Proportionate interest of non-controlling shareholder in net asset of Indian subsidiary	2,656,614
Less: Transaction costs attributed to NCI	278,757
Amount recognised as NCI	2,377,857

7. Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements.

Fair values

The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31,	As at March 31,	As at March 31,	As at March 31,
	2023	2024	2023	2024
Financial assets
Assets carried at amortized cost
Trade and other receivables	2,870,612	4,637,243	2,870,612	4,637,243
Cash and cash equivalents	503,601	1,741,950	503,601	1,741,950
Term deposits	587,375	2,757,824	587,375	2,757,824
Other financial assets	122,312	167,297	122,312	167,297
Total	4,083,900	9,304,314	4,083,900	9,304,314

Financial liabilities

Liabilities carried at amortized cost
Trade and other payables	2,176,353	2,608,087	2,176,353	2,608,087
Borrowings	2,396,494	638,192	2,396,494	638,192
Other liabilities	417,014	418,969	417,014	418,969
Total	4,989,861	3,665,248	4,989,861	3,665,248

Fair value hierarchy

The table below analyses/disclose level wise fair value for financial instruments which are either carried at fair value or require fair value disclosure being long-term in nature. The different levels of fair value have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		March 31, 2023
	Carrying value	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	587,375	-	587,375	-	587,375
Other financial assets	122,312	-	122,312	-	122,312
Total assets	709,687	-	709,687	-	709,687

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	2,396,493	-	2,396,493	-	2,396,493
Other liabilities	417,014	-	417,014	-	417,014
Total Liabilities	2,813,507	-	2,813,507	-	2,813,507

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

		March 31, 2024
	Carrying value	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	2,757,824	-	2,757,824	-	2,757,824
Other financial assets	167,297	-	167,297	-	167,297
Total assets	2,925,121	-	2,925,121	-	2,925,121

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	640,160	-	640,160	-	640,160
Other liabilities	418,969	-	418,969	-	418,969
Total Liabilities	1,059,129	-	1,059,129	-	1,059,129

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2023 and March 31, 2024 as well as the inputs used.

Type	Valuation technique	Inputs used

Financial Instruments for which fair value is disclosed:
Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.

Term deposits	Discounted cash flows	Prevailing interest rate to discount future cash flows

Other financial assets	Discounted cash flows	Prevailing interest rate to discount future cash flows

Other liabilities	Discounted cash flows	Prevailing interest rate to discount future cash flows

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

8. Rendering of services

8.1 Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,
	2022	2023	2024
Air Ticketing	1,150,474	1,779,972	1,729,305
Hotels and Packages	520,740	1,471,270	1,693,962
Other Services	146,178	154,306	160,531
	1,817,392	3,405,548	3,583,798

Note 1: During the year ended March 31, 2023, in respect of incentive receivable from GDS providers, the management has determined that it is highly probable that the Group will comply the prescribed conditions and a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved and accordingly, the Group has recognised revenue amounting to INR 185,991**, proportionately for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement with corresponding recognition of contract assets, since the receipt of consideration is conditional on achieving ticket segment thresholds as specified. The Group has met remaining conditions during the year ended March 31, 2024 and received entire contract assets of INR 185,991. Further, there are no incentive receivable from GDS providers as at March 31, 2024.

The Group has applied the most likely amount method to estimate the variable consideration as it involves binary outcome.

**INR 98,863 being revenue relates to performance obligations performed in during the year ended March 31, 2022 but not recognised due to the variable constraint.

8.2 Contract balances

Contract assets

Contract assets primarily relate to the Group’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. The Group expects to meet pending conditions in one year and realise most of the contract asset amount.

	March 31,
	2023	2024
Contract Assets	190,598	-

Changes in contract assets are as follows:

	March 31,
	2023	2024
Balance at the beginning of the year	11	190,598
Revenue recognised during the year#	190,598	-
Billed during the year	(11)	(190,598)
Balance at the end of the year	190,598	-

#	Refer to para 8.1 – Note 1 above for details about contract assets for the year ended March 31, 2024.

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

	March 31,
	2023	2024
Advance from customer (refer to Note 37)	525,638	622,178
Deferred revenue (refer to Note 35)	45,721	3,360
Total Contract liabilities	571,359	625,538

As at March 31, 2023, INR 525,638 (March 31, 2022: INR 531,526) of advance consideration received from customers for travel bookings was reported within contract liabilities, INR 344,841 (March 31, 2023: INR 190,418) of which was applied to revenue and INR 9,662 (March 31, 2023: INR 5,366) was refunded to customers during the year ended March 31, 2024. As at March 31, 2024, the related balance was INR 622,178 (March 31, 2023: INR 525,638)

No information is provided about remaining performance obligations at March 31, 2024 and March 31, 2023 that have an original expected duration of one year or less, as allowed by IFRS 15.

9. Other revenue

	March 31,
	2022	2023	2024
Marketing revenue	171,984	421,717	606,099
Total	171,984	421,717	606,099

Primarily comprising advertising revenue and fees for facilitating website access to travel insurance providers.

10. Other income

	March 31,
	2022	2023	2024
Liability no longer required to be paid	119,708	140,693	100,492
Gain on termination/rent concession of leases	35,847	1,811	-
Gain on sale of property, plant and equipment (net)	1,931	3,800	705
Miscellaneous income	1,162	6,216	1,165
Total	158,648	152,520	102,362

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Liability no longer required to be paid represent trade payables, that through the expiry of time, the Group has no further legal obligation to vendors.

Gain on termination/ rent concession of leases income include Nil (March 31, 2023: Nil and March 31, 2022: INR 8,485) gain on account of rent concession occurring as a direct consequence of the Covid-19 pandemic.

11. Personnel expenses

	March 31,
	2022	2023	2024
Salaries, wages and other short term employee benefits	741,639	907,523	1,020,823
Contributions to defined contribution plans	37,880	47,321	54,683
Expenses related to defined benefit plans (refer to Note 34)	13,878	11,321	10,490
Share based compensation costs (refer to Note 30)	209,557	152,054	229,260
Employee welfare expenses	18,927	30,215	32,959
Total	1,021,881	1,148,434	1,348,215

12. Other operating expenses

	March 31,
	2022	2023	2024
Commission	113,947	315,137	360,877
Communication	135,004	164,637	179,656
Legal and professional fees	179,353	301,252	346,867
Outsourcing fees	20,304	28,764	35,924
Payment gateway and other charges	256,353	397,590	511,948
Advances provision	5,326	38,860	3,891
Impairment losses/reversals on trade and other receivables	26,412	115,006	(47,588)
Impairment losses on security deposit and other assets (refer to Note 27)	-	741	-
Duties and taxes	12,178	14,632	2,606
Rent (refer to Note 42)	2,330	1,832	3,646
Repairs and maintenance	31,813	44,387	48,056
Travelling and conveyance	12,705	32,126	41,200
Insurance	76,371	76,170	55,637
Corporate social responsibility (CSR) expense	1,950	-	-
Miscellaneous expenses	19,267	23,829	36,632
Total	893,313	1,554,963	1,579,352

13. Depreciation and amortization

	March 31,
	2022	2023	2024
Depreciation	14,752	14,307	20,336
Amortization	230,758	119,196	122,920
Depreciation on right of use assets	62,643	56,649	54,271
Total	308,153	190,152	197,527

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

14. Investment in joint venture

The Group had entered into an agreement with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a Joint venture company Adventure and Nature Network Private Limited (ANN) to do business in adventure travel, having its principal place of business in India.

The Group contributed during the financial year ended March 31, 2024: Nil (March 31, 2023: Nil and March 31, 2022: Nil) to maintain its 50% stake in the joint venture company. Both Group and SLA had equal right in management of ANN requiring unanimous decision in board meetings and shareholder’s meetings.

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	March 31,
	2023	2024
Current Assets
Cash and cash equivalents	592	1,582
Other current financial assets	1,289	1,818
Non-current liabilities
Employee benefits	(157)	(246)

Current liabilities
Borrowings	(58,700)	(63,500)
Trade and other payables	(10,625)	(12,474)
Employee benefits	(297)	(197)
Other non-financial liability	(34,508)	(35,163)

Equity	(102,406)	(108,180)
Group’s carrying amount of the investment (50%)	(51,203)	(54,090)
True-up of carrying value to group share loss*	51,203	54,090
Net carrying amount of investment	-	-

Summarized statement of profit or loss of ANN:

	March 31,
	2022	2023	2024

Revenue	4,999	7,554	3,417
Other operating expenses, including depreciation INR Nil (March 31, 2023: INR Nil and March 31, 2022: INR 86)	(7,656)	(5,931)	(8,506)
Finance cost	(8,911)	(9,230)	(600)
Loss before tax	(11,568)	(7,607)	(5,689)
Income tax expense	-	-	-
Loss for the year	(11,568)	(7,607)	(5,689)
Group’s share of loss for the year*	(5,784)	(3,803)	(2,845)

*	Upto March 31, 2024, the Group had advanced INR 57,200 (March 31, 2023: 57,200) to the joint venture. As at March 31, 2024, the loan outstanding, including interest thereon, amounts to INR 73,719 (March 31, 2023: INR 73,719). The Group, based on its assessment of the expected credit loss under IFRS 9 has recorded impairment of INR Nil (March 31, 2023: INR 1,000 and March 31, 2022: INR 72,719) in the statement of profit and loss for impairment of loan to joint venture.

Both the Group and SLA have an obligation to contribute equally towards the losses of the joint venture, in excess of their respective investments. The Group also has a right to set off the outstanding loan including accrued interest given by it to the joint venture against its obligation to contribute toward losses of the joint venture. The Group’s share of cumulative loss of the Joint venture till March 31, 2024 is INR 54,090 (March 31, 2023: INR 51,203). Since the amount of obligation is lower than the loan outstanding including interest thereon and fully impaired, the management has concluded that it does not have any additional obligation to contribute toward losses and therefore, it has not provided for any additional loss during the year ended March 31, 2024 (nil during the year ended March 31, 2023).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Share of loss of joint venture of INR nil (March 31, 2023: Nil) recognised on the face of the statement of profit or loss for the year ended March 31, 2024, represent net impact of the above adjustment.

The joint venture had contingent liabilities as at March 31, 2024: INR 4,321 (March 31, 2023: INR 4,321). The joint venture had no capital commitments as at March 31, 2024 and as at March 31, 2023. ANN can’t distribute its profits without the consent from the two venture partners.

15 Finance income

	March 31,
	2022	2023	2024
Interest income on:
- Bank deposits recognised at amortised cost	25,804	14,354	160,784
- Others*	10,365	3,521	6,528
Foreign exchange gain (net)	8,346	7,655	-
Unwinding of other financial assets	3,301	3,414	3,402
Total	47,816	28,944	170,714

*	Interest income on others include interest income on loan given to joint venture of INR Nil (March 31, 2023: INR Nil and March 31, 2022: INR 4,240).

16 Finance cost

	March 31,
	2022	2023	2024
Bank charges	5,546	78,091	25,120
Foreign exchange loss (net)	-	-	20,790
Interest on borrowings recognised at amortised cost	6,946	129,888	207,089
Interest on lease liabilities	43,871	35,992	32,267
Unwinding of other financial liabilities	44,090	51,878	-
Others	-	30,550	1,733
Total	100,453	326,399	286,998

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

17. Income taxes

(A)	Loss for the year before income taxes are as follows:

	March 31,
	2022	2023	2024
Domestic	(145,363)	(353,088)	(273,102)
Foreign operations	(320,193)	111,708	(56,229)
Total	(465,556)	(241,380)	(329,331)

(B)	The major components of income tax expense for the years ended 31 March, 2022, 2023 and 2024 are:

	March 31,
	2022	2023	2024
Current Period	14,478	52,046	39,045
Current income tax expenses	14,478	52,046	39,045

Origination and reversal of temporary differences	2,428	(5,258)	(1,871)
Deferred tax (benefit)/ expense	2,428	(5,258)	(1,871)
Total income tax expenses as reported in statement of profit or loss	16,906	46,788	37,174

(C ) Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2022	2023	2024
Loss for the year	(482,462)	(288,168)	(366,505)
Income tax expense/(reversal)	16,906	46,788	37,174
Loss before income taxes*	(465,556)	(241,380)	(329,331)
Expected tax expense at statutory income tax rate#	(105,537)	32,760	(165)
Non-deductible expenses	17,024	19,074	17,026
Utilization of previously unrecognised tax losses	(13,134)	(42,671)	(29,260)
Current year losses for which no deferred tax asset was recognized	174,746	36,761	83,574
Change in unrecognised temporary differences	(58,979)	209	(35,638)
Effect of change in tax rate	-	(1,908)	-
Others	2,786	2,563	1,637
	16,906	46,788	37,174

*	Refer to Note A above for breakup of loss before tax into domestic (Parent Company) and foreign operations (subsidiaries).

#	The domicile of the Parent Company is Cayman Islands wherein the applicable tax rate is Nil (March 31, 2023: Nil, March 31, 2022: Nil). The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 25.17% to 31.20% (March 31, 2023: 25.17% to 26.00% and March 31, 2022: 25.17% to 31.20%) in India and 17% (March 31, 2023: 17% and March 31, 2022: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

18. Loss per share

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the year.

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

The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2022	2023	2024
Loss attributable to ordinary shareholders - Basic	(477,850)	(289,242)	(350,943)
Weighted average number of ordinary shares outstanding used in computing basic loss per share	62,352,494	62,991,006	62,672,527
Basic loss per share	(7.66)	(4.59)	(5.60)

The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2022	2023	2024
Loss attributable to ordinary shareholders-Dilutive	(477,850)	(289,242)	(350,942)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	62,352,494	62,991,006	62,672,527

Diluted loss per share	(7.66)	(4.59)	(5.60)

Refer to Note 29 for the detailed movement in share capital during the financial year.

Loss attributable to shareholders is allocated equally for each class of share.

At March 31, 2024, 544,619 ordinary shares (March 31, 2023: 701,582 and March 31, 2022: 2,025,975), issuable against employee share options and restricted share were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive. The Company also excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

For calculation of diluted EPS, since the exercise price of share warrants is greater than fair market value, these are assumed to be out of money and considered not to be exercisable as on balance sheet date. These potential ordinary shares are not considered for calculation of dilutive impact of earning per share because their effect would be anti-dilutive.

The Performance Stock Units (PSU)s are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions (i.e., agreed market price) in addition to the passage of time. The number of contingently issuable shares to be included in the diluted EPS calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period. The contingently issuable shares are not included in the diluted EPS calculation since no shares would be issued if the market price as at March 31, 2023 and March 31, 2024 were the market price at the end of the contingency period. Hence, these units are also anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

19. Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Total
Gross block
At April 1, 2022	207	326,207	2,182	54,437	27,019	410,052
Additions	-	6,982	345	36,482	376	44,185
Disposals	-	(14,868)	(99)	(19,324)	(2,249)	(36,540)
Effects of movements in foreign exchange rates	21	-	52	-	66	139
At March 31, 2023	228	318,321	2,480	71,595	25,212	417,836
Additions	-	26,598	64	22,392	393	49,447
Disposals	-	(9,975)	-	(2,046)	(2)	(12,023)
Effects of movements in foreign exchange rates	-	-	-	-	-	-
At March 31, 2024	228	334,944	2,544	91,941	25,603	455,260

Depreciation
At April 1, 2022	156	320,288	1,939	41,133	24,539	388,055
Charge for the year	52	3,828	168	8,761	1,500	14,309
Disposals	-	(14,868)	(99)	(13,382)	(2,157)	(30,506)
Effects of movements in foreign exchange rates	19		52	-	65	136
At March 31, 2023	227	309,248	2,060	36,512	23,947	371,994
Charge for the year	-	5,591	121	13,868	757	20,336
Disposals	-	(9,975)	-	(930)	-	(10,905)
Effects of movements in foreign exchange rates	-	-	-	-	-	-
At March 31, 2024	227	304,864	2,181	49,450	24,704	381,425

Net block
At March 31, 2023	1	9,072	421	35,083	1,265	45,843
At March 31, 2024	1	30,080	363	42,491	900	73,835

The carrying value of vehicles held under vehicle loan have a gross book value of INR 50,828 (March 31, 2023: INR 35,483), depreciation charge for the year of INR 12,323 (March 31, 2023: INR 4,981), accumulated depreciation of INR 16,806 (March 31, 2023: INR 5184), net book value of INR 34,022 (March 31, 2023: INR 30,299). Vehicles are pledged as security against the related vehicle loan.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development		Total
Gross block
At March 31, 2022	2,439,475	59,209	222,169	140,336	22,171	271,329	1,015,099	37,404		4,207,192
Additions	140,032	-	-	-	-	-	-	145,760		285,791
Disposals/adjustment	(3,791)	-	-	-	-	-	-	(139,892)		(143,667)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2023	2,575,716	59,209	222,169	140,336	22,171	271,329	1,015,099	43,272		4,349,316
Additions	219,301	-	-	-	-	-	-	254,465		473,766
Disposals/adjustment	-	-	-	-	-	-	-	(216,391	)*	(216,391)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2024	2,795,016	59,209	222,169	140,336	22,171	271,329	1,015,099	81,347		4,606,691

Amortization and Impairment
At March 31, 2022	2,293,772	59,209	217,895	104,420	21,399	271,329	486,908	-		3,454,932
Charge for the year	105,521	-	4,274	8,979	422	-	-			119,196
Disposals	(3,791)	-	-	-	-	-	-	-		(3,791)
Impairment of goodwill	-	-	-	-	-	-	-	-		-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2023	2,395,502	59,209	222,169	113,399	21,821	271,329	486,908	-		3,570,337
Charge for the year	113,592	-	-	8,979	350	-	-	-		122,920
Disposals	-	-	-	-	-	-	-	-		-
Impairment of goodwill	-	-	-	-	-	-	-	-		-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2024	2,509,094	59,209	222,169	122,378	22,171	271,329	486,908	-		3,693,257

Net block
At March 31, 2023	180,214	-	(0)	26,937	350	-	528,191	43,272		778,963
At March 31, 2024	285,938	-	(0)	17,958	0	-	528,191	81,347		913,434

* Intangible assets capitalised during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Impairment reviews

Goodwill acquired through business combinations has indefinite life and is allocated to the CGU or Group of CGUs, which is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. For the purpose of impairment testing, goodwill is allocated to a CGU or Group of CGUs representing the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than the Group’s operating segment. Carrying amount of goodwill has been allocated to the respective acquired subsidiaries level as follows:

	March 31,
	2023	2024
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited	219,163	219,163
Yatra for Business Private Limited	205,358	205,358
Total	528,191	528,191

Below table summarizes the valuation method used for determining recoverable amount:

March 31,
	2023	2024
TSI Yatra Private Limited	Value in use	FVLCOD
Yatra for Business Private Limited	Value in use	FVLCOD
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited	Value in use	Value in use

The fair value less cost of disposal (“FVLCOD”) is categorised as Level 3 calculations due to un-observable inputs used in the valuations.

The FVLCOD calculations are determined by considering median quartile of EBITDA multiple to enterprise value of comparable companies (‘EBITDA market multiple’) and thereafter applying discount to reflect the risk relating to business of the above-mentioned CGUs. The resultant/ discounted/ adjusted EBITDA market multiple was applied to the EBITDA for the year ended March 31, 2024 of above mentioned CGUs to determine the FVLCOD.

The calculation of FVLCOD is most sensitive to the following assumptions:

March 31, 2024
EBITDA Market Multiple	14.2 – 16.7

Pre-Tax Discount applied	10% - 20%

Sensitivity change in assumption

For the year ended March 31, 2024, an analysis of the calculation’s sensitivity to a change in the key parameter (EBITDA margin multiple) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount

For March 31, 2023, the Group concluded recoverable amount of Yatra for Business Private Limited and TSI Yatra Private Limited based on value in use (‘VIU’) calculations. For the current year, management believes that FVLCOD is a more appropriate approach for determining recoverable amount taking into consideration the Group’s strategic shift in focus for these CGUs to drive increased revenue opportunities and improved margins and at the same time, addressing challenges posed by competition from existing and new entrants in the market, and the fact that these CGUs are still is in development stage.

Accordingly, based on above, the Group has concluded that there is no impairment for the current year.

The estimation of FVLCOD reflects assumptions that are subject to various risks and uncertainties, including key assumptions regarding EBITDA Market Multiple, and discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate FVLCOD.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The recoverable amount of Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited for the years ended March 31, 2024 and March 31, 2023, was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below

	March 31,
	2023*	2024#
Pre-Tax Discount rate	27.20%-30.18%	24.05%
Terminal Value growth rate	5.00%	4%
EBITDA margin over next 5 years (March 31, 2023: 5 years)	20.1-28.7%	22.54%-23.63%

*	Includes assumptions of TSI Yatra Private Limited, Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited and Yatra for Business Private Limited

#	Includes assumptions of Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited

Management has determined the values assigned to each of the above key assumptions as follows:

Discount Rate: The discount rate represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC).

Terminal Value growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

EBITDA margin: EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past, industry report and the estimated adjusted margin growth for future.

The estimation of value in use reflects assumptions that are subject to various risks and uncertainties, including key assumptions regarding EBITDA margin, terminal value growth rate, and discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Sensitivity change in assumption

The calculation of value in use for Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited” is most sensitive to EBITDA margin, discount rate and long-term growth rate assumptions

For the year ended March 31, 2024 and March 31, 2023, an analysis of the calculation’s sensitivity to a change in the key parameters (EBITDA margin, discount rate and long-term growth rate) based on reasonably probable assumptions in Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited”, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

21 Prepayments and other assets

	March 31,
Current	2023	2024
Advance to vendors (net of allowance)	804,201	1,298,798
Advance to joint venture (net of allowance)	-	6,319
Balance with statutory authorities	41,973	98,823
Prepaid expenses	102,299	63,399
Due from employees	3,451	8,328
Others	-	12,194
Total	951,924	1,487,861

Non-current
Prepaid expenses	1,177	755
	1,177	755

Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

The movement in the allowance for doubtful advances:

	March 31,
	2023	2024
Balance at the beginning of the year	22,967	59,612
Provisions accrued during the year	38,860	10,025
Amount written off during the year	(2,215)	-
Balance at the end of the year	59,612	69,637

22 Other financial assets, Non-current

	March 31,
	2023	2024
Security deposits	49,864	24,039
Total	49,864	24,039

Security deposit represents fair value at initial recognition of amount paid to landlord for the leased premises. Subsequently, such amounts are measured at amortised cost. As on March 31, 2024, remaining tenure for security deposits ranges from 1 to 4.5 years (March 31, 2023: 1 to 5.5 years).

23 Term deposits

	March 31,
	2023	2024
Fixed deposits with banks	587,375	2,757,824
Total	587,375	2,757,824
Non-current	6,158	137,169
Current	581,217	2,620,655
Total	587,375	2,757,824

Term deposits as on March 31, 2024, include INR 420,337 (March 31, 2023: INR 550,053) pledged with banks against bank guarantees and credit card facility (Refer to Note 32). Tenure for term deposits range from 6 month to 3 years.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

24 Other non financial assets

	March 31,
	2023	2024
Fair value adjustment – financial assets	-	1,481

Restricted asset	195,491	206,074
Total	195,491	207,555
Non-current	195,491	207,555
Total	195,491	207,555

Restricted asset include INR 204,993 (March 31, 2023: 194,409) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, and INR 1,081 (March 31, 2023: 1,081) in respect of refund claim application with the service tax authorities. The service tax & Income Tax amount has been paid under protest and the Group believes that it is not probable the demand will materialize.

25. Deferred Tax

Unrecognised Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31,
Particulars	2023	2024
Deductible temporary differences	320,667	282,544
Tax loss carry forward and unabsorbed depreciation	2,584,488	2,271,015
Total	2,905,155	2,553,559

In the Group, there are few subsidiaries for which no deferred tax assets have been utilised on deductible temporary differences of INR 1,091,546 (March 31, 2023: 1,240,552) and tax losses of INR 6,220,212 (March 31, 2023: 7,613,049) and unabsorbed depreciation of INR 2,572,004 (March 31, 2023: 2,335,601), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2032 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognised Deferred Tax Assets and Liabilities

	For the Year Ended March 31,
	2023	2024
Deferred tax assets are attributable to the following -
Property, plant and equipment	3,142	2,712
Trade and other receivables	4,046	4,497
Employee benefits	2,118	1,888
Unutilised business losses	294	25
Provision for expenses	142	93
Right-of-use assets	(279)	(161)
Lease Liabilities	385	208
Deferred tax asset	9,848	9,239
Remeasurement loss on defined benefit plan	1,238	1,694
Total deferred tax asset (A)	11,086	10,932
Deferred tax liabilities are attributable to the following -
Property, plant and equipment and intangible assets	(7,150)	(4,669)
Total deferred tax liability (B)	(7,150)	(4,669)

Net deferred tax asset (A-B)	3,936	6,263

Particulars	Balance as on March, 31 2023	Recognised in profit or loss	Recognised in other comprehensive income	Balance as on March, 31 2024
Property, plant and equipment, and intangible assets	(4,009)	2,052	-	(1,957)
Right-of-use assets	(279)	118		(161)
Lease Liability	385	(177)		208
Trade and other receivables	4,046	451	-	4,497
Employee benefit	2,118	(230)	-	1,888
Provision for expenses	142	(49)	-	93
Remeasurement loss on defined benefit plan	1,238	-	456	1,694
Loss available for offsetting against future taxable income	294	(294)	-	-
Deferred tax assets	3,936	1,871	456	6,263

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Particulars	Balance as on March, 31 2022	Recognised in profit or loss	Recognised in other comprehensive income	Balance as on March, 31 2023
Property, plant and equipment, and intangible assets	(8,004)	3,996	-	(4,009)
Right-of-use assets	(148)	(131)		(279)
Lease Liability	235	151		385
Trade and other receivables	2,281	1,765	-	4,046
Employee benefit	3,009	(891)	-	2,118
Provision for expenses	25	117	-	142
Remeasurement loss on defined benefit plan	1,043	-	195	1,238
Loss available for offsetting against future taxable income	42	252	-	294
Deferred tax assets	(1,517)	5,258	195	3,936

26 Trade and other receivables

	March 31,
	2023	2024
Trade receivables (net of allowance)	2,817,604	4,508,552
Receivables from joint venture (net of allowance) (refer to note 41)	530	-
Refund and other receivable (net of allowance)	52,478	128,691
Total	2,870,612	4,637,243
Contract Assets (refer to note 8)	190,598	-
	190,598	-
Total	3,061,210	4,637,243

A trade receivable is a right to consideration that is unconditional upon passage of time. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

The trade receivables primarily consist of amounts receivable from airline’s, hotels, corporate’s and retail customers pertaining to the transaction value.

The Group, pursuant to an arrangement with bank, discounted certain of its trade receivables on a recourse basis. The receivables discounted were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The duration of discounting are generally on terms of 45 to 90 days. The Group collects the contractual cash flows from its trade receivable and passes them on to its bank. In case of default by customers, the Group will be solely liable to repay to bank. The Group has not transferred substantially all the risks and rewards of ownership of such receivables discounted to the bank, and accordingly, the same were not derecognized in the statements of financial position. The amount payable to the bank is disclosed as a borrowings. As on March 31, 2024, the amount of trade receivables discounted to banks amounts to INR 451,001 (March 31, 2023: INR 1,210,777) and financial liability pursuant to factoring arrangement amounts to INR 405,901 (March 31, 2023: INR 1,089,699) (Refer to note 32 for details).

The Group’s exposure to credit and currency risk is disclosed in Note 39.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

27 Other financial assets, current

	March 31,
	2023	2024
Interest accrued on term deposits	1,668	29,583
Security deposits (net of allowance)	12,735	55,700
Others (includes Government Grant)	54,594	49,647
Total	68,997	134,930

Security deposit represents amount paid to landlord for the leased premises. As on March 31, 2024, remaining tenure for security deposits ranges from 1 to 4.5 years.

In the statement of cash flows, interest reinvested in term deposits INR 82,379 (March 31, 2023: 10,025) has been adjusted against interest received under investing activities i.e., treated as non-cash transactions.

The movement in the allowance for doubtful other financial assets:

	March 31,
	2023	2024
Balance at the beginning of the year	78,133	78,725
Provisions accrued during the year*	1,741	-
Amount written off during the year	(1,578)	-
Provision moved from allowance for doubtful advances (refer note 26)	429	-
Balance at the end of the year	78,725	78,725

*	includes amount of INR Nil (March 31, 2023: INR 1,000) provision for impairment on loans to joint venture (refer note 14)

The movement in the Government Grant during the year was as follows:

	March 31,
	2023	2024
At 1 April	54,594	54,594
Recorded/ (trued- up) in statement of profit or loss	-	(5,781)
Received during the year	-	-
Effect of movement in exchange rate	-	-
At 31 March	54,594	48,813

There are no unfulfilled conditions or contingencies attached to these grants.

28 Cash and cash equivalents

	March 31,
	2023	2024
Cash on hand	125	72
Credit card collection in hand	207,235	797,380
Balances with bank	296,241	944,498
Total	503,601	1,741,950

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

At March 31, 2024, the Group had available INR 1,294,099 (March 31, 2023: INR 308,901) of undrawn borrowing facilities.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium

	March 31,
Authorized shares	2023	2024
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.008 ($ 0.0001) each	500,000,000	500,000,000
Class A shares of INR 0.008 ($ 0.0001) each	10,000,000	10,000,000
Class F shares of INR 0.008 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.008 ($ .0001) each	10,000,000	10,000,000
	523,159,375	523,159,375

There is no change in the authorized share capital of the Parent Company during the financial ending March 31, 2024 and March 31, 2023

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium
Balance as at April 1, 2022	62,585,836	842	20,286,474
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	1,062,091	8	102,325
Balance as at March 31, 2023	63,647,927	850	20,388,799

Balance as at April 1, 2023	63,647,927	850	20,388,799
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	906,052	7	122,679
Own shares repurchased	(1,440,424)
Balance as at March 31, 2024	63,113,555	857	20,511,478

The Company has following classes of shares outstanding as follows:

		Number of shares as at
Class of shares	Nominal value	March 31, 2023	March 31, 2024
Ordinary shares*	$0.0001	59,400,888	61,258,684
Class A shares #	$0.0001	2,392,168	-
Class F shares	$0.0001	1,854,871	1,854,871

*	For movement in class A shares to Ordinary shares, refer to note 6.

#	Norwest Venture Partners X, LP and Norwest Venture Partners IX, LP, holding 1,196,084 and 1,196,084 Class A shares, respectively, have converted their Class A shares into 1,196,084 and 1,196,084 ordinary shares, respectively i.e. in the exchange ratio of 1:1, on February 15, 2024.

Terms/ rights attached to Ordinary Shares

The Parent Company has two class of ordinary shares outstanding as on March 31, 2024 (three class of ordinary shares as on March 31, 2023), which entitles the holders with the following rights:

Ordinary shares

A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Class A shares

Class A shares have identical rights to the Parent Company ordinary shares, except the right to receive notice of, attend or vote as a member at any general meeting of shareholders, but may vote at a separate Class A shareholders’ meeting convened in accordance with the Parent Company Articles of Association.

Class F shares

Class F shares shall have the right to receive notice of, attend at and vote as a member at any general meeting of shareholders, but shall have no other rights. Each of Class F shares issued and outstanding are convertible into 1.00001 Ordinary Share upon the exchange of a parallel Yatra USA Class F Share (Refer to Note 6).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

In the event of liquidation of the Parent Company, the holders of Ordinary and Class F ordinary shares (Ordinary, Class A ordinary shares and Class F ordinary shares as on March 31, 2023) are entitled to receive remaining assets of the Parent Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

Shares reserved for issuance against equity instruments

The Parent Company reserved 1,844 shares (March 31, 2023 - 1,844, March 31, 2022- 1,844) for issuance at exercise price of INR 445,81.05 ($ 5.42). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32, refer to Note 30.1.

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Parent Company, refer to Note 30.2.

Shares reserved for issue under warrant arrangement/agreement

Yatra Online, Inc. (the Parent Company) and Yatra Online Limited (Yatra India), had entered into share subscription cum shareholders’ agreement dated May 7, 2014, and share subscription cum shareholders’ agreement dated April 29, 2015 (together referred to as SHA), with IL&FS Trust Company Limited, Now, Vistra ITCL(India) Limited (in its capacity as a trustee for Pandara Trust –Scheme I(“Pandara Trust”)) and Capital18 Fincap Private Limited, now Network18 Media and Investments Limited(“Capital18”/”NW18”), (collectively the” Investors”).

The NW18 and Pandara Trust (Shareholders of Yatra India) holds Nil (March 31, 2023: 109,348) and Nil (March 31, 2023: 43,136) Equity Shares of Yatra India respectively.

Pursuant to SHA, the NW18 and Pandara Trust, were entitled to swap their Equity Shares having in Yatra India into Nil (March 31, 2023: 569,768) and Nil (March 31, 2023: 172,634) Ordinary Shares of the Parent Entity, respectively. These options were exercisable at sole discretion of non-controlling interest. These options, till the date of conversion, didn’t grant present access to ownership interest to the Group. Accordingly, in respect of these options, non-controlling interest was recognized till cancellation of right to covert.

Pursuant to the Waiver and Termination Agreement dated March 23, 2022 (“SHA Amendment Agreement”), the Shareholders of Yatra India, had inter alia agreed to waive their swap rights contained under the SHA

Further, the parties to SHA Amendment Agreement had agreed, that said Amendment Agreement shall ipso facto terminate, without any further acts of the parties and without any liabilities or obligations whatsoever, upon the earlier of the following dates:

(a) the date on which the Equity Shares of Yatra India are allotted pursuant to the Offer (as defined under the SHA Amendment Agreement) ; or

(b) if the bid/offer opening date in the Offer does not occur prior to September 30, 2023 or such other date as mutually agreed in writing between Parties; or

(c) the date on which the Board of the Yatra India decides not to undertake the Offer.

Accordingly, SHA Amendment Agreement got terminated with the allotment of Equity Shares of Yatra India pursuant to the Offer and accordingly NW18 and Pandara Trust, are no longer entitled to swap their Equity Shares in Yatra India with Ordinary Shares of the Parent Entity.

For details of shares reserved for issuance under the warrant agreement with Innoven, a non banking finance company and Macquarie Corporate Holding Pty Limited, refer to Note 36.

Treasury shares

	Numbers of Shares	Amount
Balance as at April 1, 2022	999	11,219
Exercise of options	-	-
	999	11,219

Balance as at April 1, 2023	999	11,219
Own shares repurchased*	1,440,424	210,933
Balance as at March 31, 2024	1,441,423	222,152

*	pursuant to buyback of ordinary shares approved by the board of directors.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

30. Other capital reserve

Other capital reserves

	Share-based payments (Refer note 30.2)	Equity Instruments (Refer note 30.1)	Reserve on expiry of warrant (Refer note 36)	Warrant (Refer note 36)	Total
March 31, 2022	239,932	341	-	23,258	263,531
Share-based payments expense during the year	152,054	-	-	-	152,054
Exercised during the year	(129,673)	-	-	-	(129,673)
Forfeited during the year	(4,518)	-	-	-	(4,518)
Expired during the year	-	-	23,258	(23,258)	-
March 31, 2023	257,795	341	23,258	-	281,394
Share-based payments expense during the year	229,260	-	-	-	229,260
Exercised during the year	(122,660)	-	-	-	(122,660)
Forfeited during the year	(9,301)	-	-	-	(9,301)
Expired during the year	-	-	-	-	-
March 31, 2024	355,096	341	23,258	-	378,693

30.1 Equity instruments

The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 445.81 ($ 5.42). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32.

30.2 Share based payments

2006 Share Plan and 2006 India Share Plan

The Parent Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2024 (1,316,765 ordinary shares as at March 31, 2023) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the “Plan”). Out of such reserved shares, options to purchase 191,411 ordinary shares have been granted and are outstanding as at March 31, 2024 (March 31, 2023: 203,855 ordinary shares).

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2023		2024
	No. of shares	Weighted average EP per share*	No. of shares	Weighted average EP per share*
Number of options outstanding at the beginning of the year	204,224	329.33	203,855	356.65
Granted during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Expired during the year	369	356.65	12,444	361.70
Exercised during the year	-	-	-	-
Number of options outstanding at the end of the year	203,855	356.65	191,411	356.65

Vested/exercisable	203,855	356.65	191,411	356.65

*	The weighted average exercise price per share is fixed in USD. The amount disclosed in INR are determined by multiplying exercise price per share in USD by exchange rate of INR 83.34 per USD as at March 31, 2024 (March 31, 2023 INR 82.19 per USD).

The weighted average remaining contractual life for the share options outstanding as at March 31, 2024 was 0.33 years (March 31, 2023: 1.33 years).

The range of exercise prices for options outstanding at the end of the year was USD 4.34 (March 31, 2023: USD 4.34) and INR 361.70 (March 31, 2023: INR 356.65) determined based on the exchange rate as at the end of the respective reporting period.

During the year ended March 31, 2024, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR Nil (March 31, 2023: INR Nil and March 31, 2022: INR Nil).

The Company did not grant any options during the fiscal year ended March 31, 2024 and March 31, 2023.

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 7,588,646 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2024, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

During the year ended March 31, 2024, the Company pursuant to the “2016 Plan”, options to purchase Nil (March 31, 2023: Nil) ordinary shares have been granted and 189,081 (March 31, 2023: 271,370) are outstanding as at March 31, 2024.

The share-based payment awards have the following vesting period under the same plan:- 1) 21,769 share options will vest over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018 equivalent to 1/6th of the total number of stock options, with the last such vesting on June 1, 2022

2) 466,100 share options will vest over a period of four years in equal quarterly installments, with first such vesting on January 1, 2021 equivalent to 1/6th of the total number of stock options and with the last such vesting on October 01, 2024

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2023		March 31, 2024
	No. of shares	Weighted average EP per share*	No. of shares	Weighted average EP per share*
Number of options outstanding at the beginning of the year	407,323	246.66	271,370	259.07
Granted during the year	-	-	-	-
Forfeited during the year	54,545	164.38	62,331	150.48
Expired during the year	81,408	362.67	19,958	741.60
Number of options outstanding at the end of the year	271,370	259.07	189,081	270.94

Vested/exercisable	175,918	311.02	156,759	342.30

*	The weighted average exercise price per share is fixed in USD. The amount disclosed in INR are determined by multiplying exercise price per share in USD by exchange rate of INR 83.34 per USD as at March 31, 2024 (March 31, 2023 INR 82.19 per USD).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The weighted average remaining contractual life for the share options outstanding as at March 31, 2024 was 4.30 years (March 31, 2023: 5.30).

The range of exercise prices for options outstanding at the end of the year was USD 2.00 to USD 10.00 (March 31, 2023: USD 2.00 to USD 10.00) and INR 166.68 to INR 833.40 (March 31, 2023: INR 164.38 to INR 821.90) determined based on the exchange rate as at the end of the respective reporting period.

During the year ended March 31, 2024, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR Nil (March 31, 2023: 1,568 and March 31, 2022: 11,192).

The expected life of share options has been taken as mid point between first and last available exercise date.

The expected volatility reflects the assumption based on historical volatility on the share prices of similar entities over a period.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Restricted Stock Unit Plan (RSU) and Performance Stock Units (PSU) “2016 Plan”

The Parent Company pursuant to the “2016 Plan” had approved a grant of 1,981,685 RSUs and PSU’s (March 31, 2023: 1,981,685) and 4,578,910 are outstanding as at March 31, 2024 (March 31, 2023: 3,619,769)

The stock units have the following vesting period:-

The stock units have the following vesting period:-

1. 687,857 RSUs granted, vesting of these RSUs commenced from July 1, 2020 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on June 30, 2024.

2. 1,609,934 PSUs granted, vesting of these PSUs was linked to the performance of the Yatra share price and the trigger price points range from $1.80 to$10.00. The outstanding PSUs got expired in June 2024 with the expiry of 4 years from the grant date.

3. 692,000 RSUs granted, vesting of these RSUs commence from April 1, 2021 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2025. Out of these 29,793 RSUs have been considered vested on grant date.

4. 1,280,154 PSUs granted, vesting of these PSUs was linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

5. 91,196 RSUs granted to directors on quarterly basis in lieu of compensation for the financial year ended March 31, 2024. During the Financial Year 2023, 67,877 RSUs granted to directors in lieu of compensation.

6. 649,500 RSUs granted, vesting of these RSUs commenced from April 01, 2022 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2026.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

7. 1,248,185 PSUs granted, vesting of these PSUs was linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

8. 84,000 RSUs granted, vesting of these RSUs commenced from October 01, 2022 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on September 1, 2026.

9. 475,876 RSUs granted, vesting of these RSUs commenced from July 20, 2023 with first vesting equivalent to equal monthly installments over a period of three years, with last such vesting on March 1, 2026.

10. 1,248,184 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.75 to $4.25.

11. 167,873 RSUs granted, with fully vested on September 1, 2023.

12. 25,000 RSUs granted, vesting of these RSUs commenced on April 1, 2024, with last such vesting on March 1, 2027.

	March 31, 2023	March 31, 2024
	No. of shares	No. of shares
Number of RSU/PSU’s outstanding at the beginning of the year	2,762,509	3,619,800
Granted during the year	2,049,562	1,983,129
Expired during the year	-	117,969
Vested/exercised during the year	1,062,081	906,050
Vested PSUs net settled for employee’s tax obligation*	130,190	-
Number of RSU/PSU’s outstanding at the end of the year	3,619,800	4,578,910

Vested/exercisable and not exercised	-	-

*	As per Tax laws applicable in India, the Company is obliged to withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount in cash, to the tax authority on the employee’s behalf. Accordingly, during the year ended March 31, 2023, the Group settled the transaction on a net basis by withholding the number of vested PSUs with a fair value equal to the monetary value of the employee’s tax obligation of INR 27,340 which has been paid to the tax authority on the employee’s behalf before March 31, 2023. Total tax liability paid of INR 27,340 is recognized in equity as transaction with equity shareholders. The Group is not expected to transfer material amount to the tax authority to settle the employee’s tax obligation.

The weighted average remaining contractual life for RSU’s/PSU’s outstanding as at March 31, 2024 was 1.27 years (March 31, 2023: 1.82).

The range of exercise prices for RSU’s/PSU’s outstanding at the end of the year is Nil (March 31, 2023: Nil).

During the year ended March 31, 2024, share based compensation cost for these RSU’s/PSU’s is recognized under personnel expenses amounting to INR 229,238 (March 31, 2023: 138,196 and March 31, 2022: 198,366). Refer to Note 11

The following tables list the inputs to the model used for the years then ended

	March 31, 2023		March 31, 2024
	PSU’s	RSU’s	PSU’s	RSU’s
Weighted average Fair value of ordinary share at the measurement date (USD)	0.361-0.81	1.45-2.70	2.02	2.02
Risk-free interest rate (%)	2.80%	2.80%	4.15%	4.15%
Expected volatility (%)	45.00%	45.00%	55.00%	55.00%
Expected life	4 years	4 years	4 years	4 years
Dividend Yield	0%	0%	0%	0%
Model used	Monte Carlo Simulation	Black-Scholes Valuation	Monte Carlo Simulation	Black-Scholes Valuation

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

	2023	2024
Actuarial (loss)/ gain on defined benefit plan:
Actuarial (loss)/ gain on obligation	(10,508)	(6,449)
Income tax expense	(205)	443
Total	(10,713)	(6,006)

Foreign currency translation:
Foreign currency translation differences	1,245	(15,027)
Balance at the end of period	1,245	(15,027)

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings

		March 31,
	Term	2023	2024
Current
Secured
Vehicle loan	Less than 1 year	4,601	9,509
Non Convertible Debentures	Less than 1 year	417,178	108,105
Factoring	Less than 1 year	1,089,699	405,901
Unsecured
Unsecured loan from MAK Capital Fund, LP#	1 Year	821,900	-
Total		2,333,378	523,515

Non-Current
Vehicle loan	More than 1 year	19,274	23,884
Non Convertible Debentures	More than 1 year	-	90,793
Total		19,274	114,677

			Year of	Carrying amount
Particulars	Currency	Interest Rate	Maturity	March 31,
				2023	2024
Non Convertible Debentures	INR	14.25%	2025	417,178	198,898
Vehicle loan	INR	7%-11.25%	2025-2029	23,875	33,393
Factoring	INR	Floating rate*	On demand	1,089,699	405,901
Unsecured loan from MAK Capital Fund, LP#	USD	11%	2023	821,900	-
				2,352,652	638,192

#	Breach in Covenants- Refer to Note 40
*	3M MCLR + 0.25% to 1.35% spread

Bank overdrafts

The Group has an overdraft facility of INR 2,000 from the Federal bank This facility is fully secured against, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited”. The entire amount of bank overdraft facility was undrawn as at March 31, 2024 and March 31, 2023.

Factoring*

The facility of INR 3,00,000 (March 31, 2023: INR 3,00,000) is taken from ICICI bank by the Group. The facility is fully secured against the fixed deposits. As on March 31, 2024, the Group has utilised INR Nil (March 31, 2023: INR Nil) out of the said facility for factoring. As on March 31, 2024, the Group has utilised INR 9,519 (March 31, 2023: INR 93,400) out of the above facility for issuance of bank guarantees.

The Group has facility of INR 550,000 from Axis bank. The facility is fully secured against exclusive charge on specific receivables discounted by Axis bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2024, the Group has utilised INR 25,874 (March 31, 2023: INR 549,416) out of the above facility.

The Group has a facility of INR 400,000 from Federal bank. The facility is fully secured against exclusive charge on specific receivables discounted by Federal Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2024, the Group has utilised INR 118,309 (March 31, 2023: INR 396,049) out of the above facility.

The Group has a facility of INR 500,000 from IDFC bank. The facility is fully secured against exclusive charge on specific receivables discounted by IDFC Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2024, the Group has utilised INR 261,718 ((March 31, 2023: INR 144,233) out of the above facility for factoring.

*Refer to Note 26 for details of discounted receivables.

Unsecured loan from MAK Capital Fund, LP (Shareholder of the Parent Company)

During financial year March 31, 2023, the Parent Company had issued a promissory note for an aggregate principal amount of USD 10 million to MAK Capital Fund, LP, with a simple interest rate of 11% per annum (the “Note”), which was repayable along with interest on maturity date, i.e. October 5, 2023.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

On June 29, 2023, we made a partial pre-payment of $1.6 million of the $10.0 million principal amount outstanding under the Note issued pursuant to the Purchase Agreement. On September 28, 2023, we prepaid in full the outstanding US$9.45 million. Accordingly, all amounts due pursuant to the Note Purchase Agreement have been discharged and the Note was cancelled.

Non Convertible Debentures from Blacksoil Capital Pvt. Ltd. & Black Soil India Credit fund (“Blacksoil”)

During the financial year ending March 31, 2023, Yatra Online Limited had issued 600 unlisted, secured, redeemable, and non-convertible debentures (NCDs) of a nominal value of INR 500,000 each, issued and allotted by the Company on a private placement basis to Blacksoil aggregating to INR 300,000. These NCDs shall be redeemed with Interest @ 14.25% p.a. during a period of thirty months from the date of allotment (December 20, 2022). The first repayment of principal shall commence on August 31, 2023 and interest payment started from December 31, 2022. Post 12 months from the allotment date, till the time amount payable to Blacksoil is atleast INR 20,000, Yatra Online Limited shall have the right (but not the obligation) to redeem any or all of the NCDs by paying all outstanding amounts. Any prepayment will attract premium of 2% on the amount being redeemed/prepaid. These NCDs have been secured against the first pari-passu charge over the movable fixed assets and current assets (both present and future).

Further, during the financial year, parent company has exercised the right to redeem in full 600 unlisted, secured, redeemable, and non-convertible debentures (NCDs) of a nominal value of INR 500,000 each, issued and allotted by the Company on a private placement basis to Blacksoil aggregating to INR 300,000. The right has been exercised on January 31, 2024 and the amount outstanding on the date of redemption was 231,818.

During the financial year ending March 31, 2024, Yatra Online Limited had issued 400 unlisted, secured, redeemable, and non-convertible debentures (NCDs) of a nominal value of INR 5,00,000 each, issued and allotted by the Company on a private placement basis to Blacksoil aggregating to INR 200,000. These NCDs shall be redeemed with Interest @ 14.25% p.a. during a period of thirty months from the date of allotment (August 18, 2023). The first repayment of principal shall commence on April 30, 2024 and interest payment started from August 31, 2023. Post 12 months from the allotment date, till the time amount payable to Blacksoil is atleast INR 20,000, Yatra Online Limited shall have the right (but not the obligation) to redeem any or all of the NCDs by paying all outstanding amounts. Any prepayment will attract premium of 2% on the amount being redeemed/prepaid. These NCDs have been secured against the first pari-passu charge over the movable fixed assets and current assets (both present and future).

Non Convertible Debentures from NP1 Capital trust

During the financial year ending March 31, 2023, Yatra Online Freight Private Limited (“Yatra Freight”) has issued 1,500 Nos. of Non-Convertible Debenture (“NCD”) at face value of INR 100,000 each to NP1 Capital trust, aggregating to INR 150,000. The entire NCDs shall be redeemed proportionately with Interest @ 14% p.a. with quarterly coupon payment of INR 1200 in each quarter for a period of twenty-four months. The amount against issuance of NCDs have been received by Yatra Freight on July 1, 2022, whereas the first repayment of Principal was from September 30, 2022, and interest payment commenced from July 31, 2022, and last payment of Interest and Principal shall be made on June 30, 2024.

The NCDs have been secured against the first pari-passu charge over the current assets (both present and future) and exclusive first charge on Intangible Assets (both present and future) of Yatra Freight and a corporate guarantee from Yatra Online Limited.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

During the financial year ending March 31, 2024, Yatra Online Freight Private Limited (“Yatra Freight”) has exercised the right to redeem in full, outstanding Non-Convertible Debenture (“NCD”) issued to NP1 Capital trust, aggregating to INR 150,000.

Vehicle loan

This includes the vehicles taken on loan by the company. Refer to Note 19.

The Group has used the borrowings from banks and financial institutions for general corporate purposes for which such term loan was taken.

33 Trade and other payables

	March 31,
	2023	2024
Trade payables	1,116,599	1,146,789
Accrued expenses	316,187	488,527
Refund and other payables	743,567	972,771
Total	2,176,353	2,608,087
Current	2,176,353	2,608,087
Non-current	-	-
Total	2,176,353	2,608,087

For explanations on the Group’s liquidity risk management processes, refer to Note 39.

34. Employment benefit plan

	March 31,
	2023	2024
Defined benefit obligation	71,277	71,459
Liability for compensated absences	25,487	25,706
Total liability	96,766	97,155

Net Unfunded liability	71,277	71,449

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

Movement in obligation

	March 31,
	2023	2024
Present value of obligation at beginning of year	79,594	79,497
Interest cost	3,239	4,269
Current service cost	8,619	6,804
Remeasurement (gain)/loss on obligation
-economic assumptions	(3,694)	(211)
-demographic assumptions	(149)	4,581
-experience assumptions	14,439	1,874
Benefits paid	(22,551)	(19,938)
Present value of obligation at closing of year	79,497	76,876

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Movement in plan assets*

	March 31,
	2023	2024
Fair value of plan assets at beginning of the year	9,865	8,218
Employer contributions	-	-
Benefits paid	(2,273)	(3,170)
Return on plan assets (excluding amounts included in net interest expense)	538	583
Remeasurement (gain)/loss on plan assets	88	(206)
Fair value of plan assets at end of the year	8,218	5,427

*	plan assets represents investment made by the Company in LIC funds.

Unfunded liability

	March 31,
	2023	2024
Current	40,744	15,601
Non-current	30,533	55,848
Unfunded liability recognized in statement of financial position	71,277	71,449

Components of cost recognized in profit or loss

	March 31,
	2022	2023	2024
Current service cost	10,639	8,619	6,805
Net interest cost	3,239	2,702	3,685
	13,878	11,321	10,490

Amount recognised in other comprehensive income

	March 31,
	2022	2023	2024
Remeasurement loss on obligation*	321	10,508	6,449

*	Refer to Note 31 for the movement during the year.

The principal actuarial assumptions used for estimating the group’s defined benefit obligations are set out below:

	March 31,
	2023	2024
Discount rate	7.10%	7.19%
Future salary increase	5.00%	5.00%
Average expected future working life (years)	1.78 - 5.45	3.46-3.63
Retirement age (years)	58	65
Mortality table	IALM* (2012-14) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	31%	30%
From 31 to 44 years	61%	29%
Above 44 years	8%	23%

*	Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2023	2024
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	1,032	(1,152)
b) Impact due to decrease of 0.50%	(1,069)	1,191

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	(1,083)	1,255
b) Impact due to decrease of 0.50%	1,059	(1,231)

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

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2023	2024
Year 1	38,753	21,029
Year 2	13,545	15,962
Year 3	6,942	12,549
Year 4	5,042	10,899
Year 5	4,867	8,589
Year 6-10	18,198	21,709
Above 10	-	8,366
Total expected payments	87,347	99,104

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

35. Deferred Revenue

	March 31,
	2023	2024
Global Distribution System provider	38,417	-
Loyalty program	7,304	3,360
Total	45,721	3,360
Non-current	-	-
Current	45,721	3,360
Total	45,721	3,360

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

	March 31,
	2023	2024
At 1 April	248,177	45,721
Deferred during the year	-	-
Recorded in statement of profit or loss	(202,456)	(42,361)
Transferred to other financial liability (deposits)	-	-
At 31 March	45,721	3,360

36. Other financial liabilities

	March 31,
	2023	2024
Current
Due to employees	63,860	65,814
Share warrants#	-	-
Deposits*	353,154	353,154
Total	417,014	418,968

*	Deposit received from the Global Distribution System provider (GDS), which is repayable at the end of the contract and interest free nature was initially recognised at fair value. The difference between the deposit received and fair value initially recognised is treated as deferred consideration under Note 37. Deposits are subsequently measured at amortised cost and unwinding is recognised under finance cost. The deferred consideration recognised is amortised over the tenure of deposit on straight line basis and amortisation is recognised as revenue.

#

Warrants—Macquarie (considered derivative instruments)

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

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments. No Macquarie warrant is outstanding as at March 31, 2024. The fair value of Macquarie Warrant outstanding as at March 31, 2023 is INR Nil.

Warrants—Innoven (considered equity)

During the financial year ending March 31, 2018, the Company had further allotted warrants against the loan facility, the fair values of the warrants was taken using a Black-Scholes option-pricing model as on the date of the allotment. These warrants are classified to be equity instruments and accounted for on the same basis. On September 12, 2022, these outstanding warrants were lapsed unexercised. Consequently, the amount originally credited to equity remains within equity. (Refer to Note 30)

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Warrants give the holder the right to purchase ordinary shares from the Company at a specific price within a certain time frame. The details of the warrants issued is as follows:

	Number of shares	Date of issue	Exercise price	Expiration Date
Macquarie Corporate Holdings Pty Limited - Ordinary shares*	46,458	24-Jul-15	INR 2,040.90 ($26.90)	24-Jul-23
Innoven Capital - Ordinary shares	154,000	12-Sep-17	INR910.44($12)	12-Sep-22

*	On December 16, 2016, the Parent Company converted its preference shares into ordinary shares and effectuated a reverse 5.4242194-for-one share split of its ordinary shares as well as a 5.4242194-for-one adjustment with respect to the number of ordinary shares underlying its share options and a corresponding adjustment to the exercise prices of such options.

37. Other current liabilities

	March 31,
	2023	2024
Advance from customers	525,638	622,178
Statutory liabilities	41,239	68,323
Other liabilities	100,152	52,565
Total	667,029	743,066

Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings, Packages and freight forwarding services.

38. Commitment and contingencies

a) Capital and other commitments:

Contractual commitments for revenue expenditure* pending execution were INR Nil as at March 31, 2024 (INR 108,450 as at March 31, 2023). Contractual commitments for revenue expenditure are relating to advertisement services.

*Includes Advertisement and Debenture agreement with BCCL

● Contractual commitments for capital expenditure pending execution were INR 10,818 as at March 31, 2024 (INR Nil as at March 31, 2023). Contractual commitments for capital expenditure are relating to acquisition of computer software and websites, office equipment, furniture and fixtures.

b) Contingent liabilities

i) Claims not recognised as liability were INR 114,410 as at March 31, 2024 (INR 85,672 as at March 31, 2023).

These represents claim made by the customers due to service related issues, which are contested by the Company and are pending in various district consumer redressal forums in India. The management does not expect these claims to succeed and, accordingly, no provision has been recognised in the consolidated financial statements.

ii) INR 311,889 as at March 31, 2024 (INR 315,525 as at March 31, 2023), represents show cause cum demand notices raised by Service Tax authorities and GST authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that is not probable that the demand will materialise and therefore no provision has been recognised.

iii) INR 286,860 as at March 31, 2024 (INR 1,268 as at March 31, 2023), represents show cause cum demand notices raised by Income Tax authorities over subsidiaries in India. Based on the Group’s evaluation, it believes that it is not probable that the demand will materialise and, therefore, no provision has been recognised.

c) Lease commitment -Group as lessee

As lessee, the Group’s obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate.

There were no short term non-cancellable lease contract outstanding as at March 31, 2023 and March 31, 2024.

During the year ended March 31, 2024, INR 3,646 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of short term leases (March 31, 2023: INR 1,832 and March 31, 2022: INR 2,330).

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

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2023	2024
Trade and other receivables	3,061,209	4,637,243
Other financial assets	706,236	2,916,793
Cash and cash equivalents (except cash in hand)	503,476	1,741,878
Total	4,270,921	9,295,914

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

The age of Trade and other receivables at the reporting date was:

	March 31,		March 31,
	2023	Impairment	2024	Impairment
0 - 30 days	1,565,505	-	2,546,036	5,092
31 - 90 days	1,047,928	-	922,095	1,844
91 - 180 days	247,967	16,771	526,338	1,053
More than 180 days	653,429	435,275	1,057,918	407,155
Total	3,514,829	452,046	5,052,387	415,144

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	As at March 31
	2023	2024
Balance at the beginning of the year	294,325	452,046
Provisions accrued during the year	158,092	(30,964)
Amount written off during the year	-	(5,938)
Provision moved to allowance for doubtful other financial assets (refer note 27)	(429)	-
Effect of movement in Exchange rate	58	-
Balance at the end of the year	452,046	415,144

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

The Group manages liquidity by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2023 and 2024.

As at March 31, 2023

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	23,875	29,287	6,894	22,393	-
Lease liabilities	251,228	349,377	79,832	240,906	28,639
Trade and other payables	2,176,353	2,176,353	2,176,353	-	-
Factoring	1,089,699	1,089,699	1,089,699	-	-
Non Convertible Debenture	417,178	417,178	417,178	-	-
Unsecured loan	821,900	912,309	912,309	-	-
Other financial liabilities	417,014	417,014	417,014	-	-
Total	5,197,247	5,391,217	5,099,279	263,299	28,639

As at March 31, 2024

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	33,393	40,172	12,385	27,787	-
Lease liabilities	215,742	284,724	77,715	207,009	-
Trade and other payables	2,608,087	2,608,087	2,608,087	-	-
Factoring	405,901	405,901	405,901	-	-
Non Convertible Debenture	198,897	225,302	128,881	96,421
Other financial liabilities	418,969	418,969	418,969	-	-
Total	3,880,989	3,983,155	3,651,938	331,217	-

*	Represents Undiscounted cash flows of interest and principal

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

	March 31,
	2023	2024
5% strengthening/weakening of USD against INR	3,957	7,053

5% strengthening/weakening of Euro against INR	1,670	1,370

5% strengthening/weakening of GBP against INR	997	1,599

5% strengthening/weakening of SGD against INR	(194)	(225)

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

There have been no breaches of the financial covenants of any interest-bearing loans and borrowing in the current period. During the financial year ended March 31, 2023, there was a breach of compliance with some of the debt covenants of the certain financing arrangement with the bank. Company’s subsidiaries’ factoring debt facility contains certain financial covenants relating to unencumbered cash and cash equivalents to be equal to 12 months trailing cash burn, positive net worth and total operating liabilities should not exceed twice tangible net worth. At March 31, 2023 there was a non-compliance in relation to one of the debt covenants, i.e. “total operating liabilities should not exceed twice tangible net worth”. By virtue of cross default provisions in other debt facilities which includes Non Convertible Debentures from Blacksoil and NP1 Capital, Unsecured loan from Mak Capital Fund, LP, Factoring facilities from IDFC First bank and Federal Bank availed by the Company and its subsidiaries, these facilities became payable on demand Refer to note 32. The Company’s subsidiaries secured a waiver from the lender in this respect subsequent to March 31, 2023 on May 17, 2023. Since the waivers in relation to the non-compliance of the debt covenants were received subsequent to end of reporting period, the debt facilities amounting to INR 219.1 million, which otherwise should have been classified as non-current, were classified as current at March 31, 2023.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2024 and March 31, 2023.

	March 31,
	2023	2024
Borrowings (Note 32)	2,352,652	638,192
Less: cash and cash equivalents (Note 28)	(503,601)	(1,741,950)
Net debt	1,849,051	(1,103,758)

Share warrants (Note 36)	-	-
Equity	707,695	5,298,966
Total Equity	707,695	5,298,966

Gearing ratio (Net debt / total equity + net debt)	72.32%	(26.31)%

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

41. Related party disclosures

Related parties and nature of related party relationship where transactions have taken place:

Nature of relationship	Name of related party

Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Anuj Kumar Sethi (appointed from October 18, 2019 till November 15, 2022)	Principal Accounting Officer
	Mr. Rohan Mittal (appointed from September 08, 2022)	Chief Financial Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Mr. Sanjay Arora (resigned from the Board effective April 30, 2021)	Non-executive Director
	Mr. Sean Agarwal (resigned from the Board effective January 18, 2022)	Non-executive Director
	Ms. Neelam Dhawan	Non-executive Director
	Mr. Roshan Mendis (appointed from January 17, 2022)	Non-executive Director
	Mr. Stephen Schifrin (appointed from May 1, 2021)	Non-executive Director
	Mr. Michael Kaufman (appointed from July 17, 2022)	Non-executive Director

Entities having significant influence	MAK Capital Fund, LP

Group Companies of entities having significant influence	Terrapin Partners, LLC

Joint Venture Company	Adventure and Nature Network Private Limited

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

During the year, the Group entered into the following transactions and balances, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
Transactions during the year	2022	2023	2024
Group Companies of entities having significant influence
Entities having significant influence
Loan taken	-	821,900	-
Loan repaid	-	-	821,900
Interest cost		42,838	42,712
Bank charges	-	47,765	-
Joint venture company
Recovery of expenses	824	102	594
Loan given	2,500	1000	6,300
Interest income	4,240	-	460

	March 31,
Balances as at (net of allowances)	2023	2024
Joint venture company
Trade receivable */**	530	530
Other financial assets**	-	-
Advances	-	6,300
Entities having significant influence
Unsecured loan from third party investor (refer to note 32)	821,900	-
Interest accrued	43,842	-

*	Trade receivables includes advance given against the future bookings amounting INR 530 (March 31, 2023: 530). Provision for impairment on trade receivables INR Nil (March 31, 2023: INR Nil). Closing balance of trade receivables (net of allowance) as of March 31, 2024 is INR 530 (March 31, 2023: INR 530), refer to note 26.

**	Provision for impairment on loans to joint venture is INR Nil (March 31, 2023: INR 1,000). Cumulative provision for impairment on loans to joint venture as on March 31, 2024 is INR 73,719 (March 31, 2023: INR 73,719). Closing balance of loans to joint venture (net of allowance) as of March 31, 2024 is INR Nil (March 31, 2023: INR Nil), refer to note 27.

Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Compensation of key management personnel of the Group

	March 31,
	2022	2023	2024

Short-term employee benefits	35,019	44,749	49,436
Contributions to defined contribution plans	340	618	691
Profit linked bonus	-	6,765	-
Directors Sitting fee’s	10,516	14,345	14,237
Share based payment	157,715	114,632	181,294
Total compensation paid to key management personnel	203,590	181,109	245,658

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

42. Leases

The Group has lease contracts for various items of buildings and other equipment used in its operations. Leases of buildings generally have lease terms between 2 and 9 years, while other equipment generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets and some contracts require the Group to maintain certain financial ratios. There are several lease contracts that include extension and termination options and variable lease payments.

The Group also has certain leases of buildings with lease terms of 12 months or less. The Group applies the ‘short term leases’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movement during the period;

	Buildings	Others	Total
Balance as of April 1, 2022	229,710	-	229,710
Additions	21,626	11,773	33,399
Deletions	(5,705)	-	(5,705)
Depreciation (Refer note 13)	(55,743)	(906)	(56,649)
Effects of movements in foreign exchange rates	5	-	5
Balance as of March 31, 2023	189,893	10,867	200,760
Additions	-	13,548	13,548
Deletions	-	-	-
Depreciation (Refer note 13)	(49,923)	(4,347)	(54,271)
Effects of movements in foreign exchange rates	-	-	-
Balance as of March 31, 2024	139,969	20,068	160,037

The following are the amounts recognised in profit or loss:

	March 31,
	2023	2024
Depreciation expense of right-of-use asset (Refer note 13)	56,649	54,271
Interest expense on lease liabilities (Refer note 16)	35,992	32,267
Expense relating to short-term leases (Refer note 12)	1,832	3,646
Total amount recognised in profit or loss	94,473	90,184

The following is the break-up of current and non-current lease liabilities as of March 31, 2023 and March 31, 2024:

	March 31,
	2023	2024
Current lease liabilities	47,835	51,324
Non-current lease liabilities	203,393	164,418
Total	251,228	215,742

The following is the movement in lease liabilities during the year ended March 31, 2023 and March 31, 2024:

	March 31,
	2023	2024
Balance as of April 1	269,659	251,228
Additions	33,395	13,049
Finance cost accrued during the period (Refer note 16)	35,992	32,267
Deletions	(9,956)	-
Payment of lease liabilities	(77,864)	(80,803)
Effects of movements in foreign exchange rates	2	-
Balance as of March 31	251,228	215,741

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2023 and March 31, 2024 on an undiscounted basis:

	March 31,
	2023	2024
Less than one year	79,832	77,715
One to five years	240,906	207,009
More than five years	28,639	-
Total	349,377	284,724

43. Listing and related expenses

During the year, one of our subsidiary, Yatra India has completed its initial public offer (IPO) of 54,577,465 equity shares of face value of INR 1 each at an issue price of INR 142 per share, comprising fresh issue of 42,394,366 shares and offer for sale of 12,183,099 shares by existing shareholders of Yatra India comprising of 11,751,729 shares sale by THCL (intermediate Holdco of Yatra India) and 431,360 shares sale by Pandara Trust I (existing NCI in Yatra India).

Cash consideration received for sale of INR 61,253 collected on behalf of Pandara is fully remitted to them after adjusting for their share of transaction cost of INR 3,285. This don’t have any impact on consolidated financial statements of the Group.

Incremental costs directly attributable to a probable future equity transaction related to Indian IPO that otherwise would have been avoided are treated as transaction costs and are recognised as a prepayment and other assets, if completion of future equity transaction is probable. These costs recognised as a prepayment and other assets, net of recovery from the selling shareholder, are recognised in equity on the completion of IPO. The remaining costs, when incurred, are recognised immediately in profit or loss under head listing and related expenses.

Total cumulative expense incurred till March 31, 2024 is INR 412,407 (March 31, 2023: INR 108,956) is recognised as follows:

●	incremental costs directly attributable to equity transaction of INR 281,885 are recognised in equity for the year ended March 31, 2024 (INR 29,546 as at March 31, 2023 was recorded in prepaid expense) and
●	the remaining cost incurred of INR 54,238 (March 31, 2023: 23,591 and March 31, 2022: INR 55,818) are recognised in profit or loss under head listing and related expenses for the ended March 31, 2024.

44. Subsequent event

Acquisition of additional stake in Adventure and Nature Network Private Limited

Yatra India, pursuant to Share Purchase Agreement executed on June 19, 2024, has acquired additional 49% of the issued and paid-up equity share capital (on fully diluted basis) of Adventure and Nature Network Pvt. Ltd. (ANN) (a Joint Venture Entity of the Group prior to acquisition of addition stake) from Snow Leopard Adventures Private Limited i.e. Joint Venture Partner for a cash consideration of INR 9,805. Post-acquisition, the Group will hold 99% equity stake and voting power of ANN and exercise control over its operations. ANN is consistently loss making and has already eroded its net worth. The management believes acquisition of control will allow the Group to better manage operations of ANN and thereby enabling it to potentially recover a portion of its previous investments. The management also believes that ANN is not a material acquisition for the Group and therefore, it has not provided additional disclosures required by IFRS 3.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2024

YATRA ONLINE, INC.

By:	/s/ DHRUV SHRINGI
Name:	Dhruv Shringi
Title:	Chief Executive Officer

159