Form 20-F
period 2025-03-31
Yatra Online, Inc.
filed 2025-07-31
CIK 1516899

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

As of March 31, 2025, 60,219,771 ordinary shares, par value $0.0001 per share, and 1,854,871 class F shares, par value $0.0001 per share, were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

I

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, references to “U.S.,” the “United States” or “USA” are to the United States of America, its territories, and its possessions. References to “India” are to the Republic of India. References to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Rs”, “INR” and “Rupee” each refer to the Indian Rupee, the official currency of the Republic of India. The terms “Company,” “we,” “us,” “our” or “Yatra Online” as used in this Annual Report on Form 20-F (“Annual Report”) refers to Yatra Online, Inc.

The data provided herein expressed in Indian Rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2025, the exchange rate between the U.S. dollar and the Indian Rupee expressed in Indian Rupees per U.S. dollar was $1.00 = INR. 85.43. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2025, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Margin”, “Adjusted EBITDA Profit/(Loss)”, “Adjusted Results from Operation”, “Adjusted Profit/(Loss) for the period”, “Adjusted Basic Earnings (Loss) per Share”, “Adjusted Diluted Earnings (Loss) per Share” and “Adjusted Results”. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %”, which are also non-IFRS measures referred to in various places within this Annual Report. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects.”

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

Our Consolidated Statement of Profit or Loss and Other Comprehensive Loss reports customer inducement costs as a reduction of revenue in the respective revenue lines. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages (including Meeting, Incentives, Conferences, & Exhibitions (“MICE”)), including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business (including MICE), which is accounted for on a “gross” basis, represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. See “Item 5. Operating and Financial Review and Prospects.”

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

These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Results from Operations, Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the year and diluted earnings (loss) per share for the year, respectively.

A limitation of using non-IFRS measures such as Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share instead of measures calculated in accordance with IFRS Accounting Standards as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts that are excluded. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of non-IFRS measures and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects” elsewhere in this Annual Report.

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

TRADEMARKS

We operate under a number of trademarks and trade names, including, among others, “Yatra”, “Yatra For Business” and “Travelguru.”. This Annual Report contains references to our trademarks and trade names and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Our use or display of other companies’ trademarks, trade names, or service marks does not imply any affiliation with, or endorsement or sponsorship by, those companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” the negative form of such words and similar expressions. Forward-looking statements may include, but are not limited to, statements about the following:

●	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

●	our ability to pursue strategic partnerships;

●	our future financial performance, including our revenue, cost of revenue, operating expenses, and our ability to achieve and maintain profitability;

●	the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate;

●	our performance in the current or changing economic or political environment;

●	our costs and management attention associated with maintaining listings on the Nasdaq Capital Market (“Nasdaq”), National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”);

●	utilization of artificial intelligence technologies in our offerings;

●	our ability to successfully negotiate our contracts with airline suppliers and global distribution system, or GDS, service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive;

●	whether we will become a passive foreign investment company (“PFIC”) in the current taxable year or in the foreseeable future;

●	political and economic stability in and around India and other key travel destinations and the impacts, it may have on our performance;

●	our ability to adapt services to changes in technology or the marketplace and successfully incorporate new features, improvements, and strategies;

●	our ability to increase the number of visits to our search platform and referrals to our advertisers;

●	our ability to successfully manage any new business initiatives and to successfully implement our growth strategy;

●	our ability to maintain and increase our brand awareness and value;

●	the growth in the usage of mobile devices and our ability to successfully monetize this usage, including the enhanced use of mobile device by customers which may drive traffic to entities providing operating systems on such device;

●	whether we will continue to be treated as a foreign corporation for U.S. federal income tax purpose;

●	our ability to resolve legal proceedings, including current tax disputes, in our favor; and

●	our ability to realize the anticipated benefits of any past or future acquisitions.

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

●	our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement;

●	our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools;

●	non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq;

●	our and Yatra Online Limited’s, (“Yatra India”) ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities;

●	our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us or at all;

●	our ability to protect our intellectual property;

●	fluctuations in quarterly results and the potential impact of such fluctuations on the value of our ordinary shares;

●	potential difficulty in collecting payments in a timely manner on our outstanding accounts receivables from customers and suppliers;

●	our reliance on search engines, which may change their algorithms;

●	fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies;

●	our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents, or OTAs;

●	our reliance on third-party systems and service providers, including our outsourcing of certain of our call center services, and the impact any disruption or adverse change in their business or deterioration in the quality of their performance may have on our business;

●	proceedings or claims arising from travel-related accidents and or other legal, administrative or regulatory proceedings;

●	adverse tax judgments or an adverse finding against us in outstanding legal proceedings;

●	online commerce security, including the risks related to the processing, storage, use and disclosure of personal data leading to internal or external security breaches and other cyber/internet attacks;

●	lower consumer and corporate demand for travel due to a reduction in discretionary spending as well as structural or behavioral changes by businesses and individuals driven by safety concerns and the comfort of working remotely eased by the use of technology, and non-renewal of our corporate customers contracts;

●	increased focus on our environmental, social and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention and willingness of customers and partners to do business with us.

●	compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer and maintaining proper and effective internal controls over financial reporting, will be expensive and time consuming;

●	our business partners, including the potential bankruptcy, restructuring, consolidation or alliance of any of our partners, the credit worthiness of our business partners, the possible obligation to make payments to these partners and our dependence on a small number of such partners for a significant percentage of our revenue;

●	geopolitical risk and changes in applicable laws and regulations;

●	airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; and

●	the risks and uncertainties included in this Report under “Item 3. Key Information - D. Risk Factors.”

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of. These risks include, but are not limited to, the following:

●	We have a history of operating losses.

●	The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.

●	Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

●	We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

●	We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

●	Our integration of artificial intelligence, machine learning, and automated decision-making brings with it various legal, business, and operational considerations. As we incorporate these advanced technologies into our business operations, we remain mindful of the potential challenges.

●	The financial reporting obligations of being a public company and maintaining listings on the Nasdaq Capital Market, NSE and BSE subject us to increased regulatory scrutiny and require additional compliance costs and management attention on a consolidated basis, which could materially and adversely affect our business, results of operations and financial condition.

●	We may be unsuccessful in simplifying our multi-jurisdictional corporate structure or reducing resources and management time devoted to compliance requirements.

●

If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, our Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our Ordinary Shares and may have an adverse impact on the price of our Ordinary Shares.

●	Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS Accounting Standards, which investors may be more familiar with and may consider material to their assessment of our financial condition.

●	We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

●	Yatra India is incorporated in India and our shareholders may not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

●	Yatra India may issue equity or convertible securities to third parties, which would indirectly reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

●	The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries (the “Group”), including Yatra India’s public shareholders.

●	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

●	You will have limited ability to bring an action against our Company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the U.S.

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

Risks Related to Our Business and Industry

We have a history of operating losses.

Although we recorded net profit in fiscal year 2025, we have recorded net losses in prior periods and may not maintain profitability in the future. Yatra’s net profit was INR 23.5 million for fiscal year 2025 as compared to a loss of INR 366.5 million in fiscal year 2024 and a loss of INR 288.2 million in fiscal year 2023. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines, artificial intelligence chatbots and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., Expedia Southeast Asia Pte. Ltd., Flipkart Internet Pvt. Ltd., Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions (India) Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One 97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited, TBO Tek Limited, Happay Finance Ventures Private Limited Zaggle Prepaid Ocean Services Ltd and Le Travenues Technology Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater personnel resources, financial resources, marketing resources and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability, and innovation. If we are not able to compete effectively against our competitors, our business and results of operations and cash flows may be adversely affected.

We face competition from large, established Internet search engines with a global presence, as well as from artificial intelligence chatbots and meta-search companies that aggregate travel search results. Some competitors have launched brand marketing campaigns to enhance their visibility with customers. Additionally, certain competitors possess significantly greater personnel, financial, marketing, and other resources compared to us, along with longer histories and stronger reputations in the Indian travel market. Meta-search sites, such as TripAdvisor Inc., Trivago NV, Skyscanner, and Kayak, enable users to make reservations directly on their platforms, which may reduce the traffic and transactions directed to us through referrals. If more meta-search sites begin to offer direct booking capabilities, it will further impact our ability to attract traffic to our sites. Periodically, we have reduced, and may need to reduce in the future, service fees and Adjusted Margin % to remain competitive and maintain or increase our market share.

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

We face increasing competition from widely used search engines, primarily Google, These search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, potentially driving more traffic directly to the websites of our suppliers or competitors. Efforts by search engines to attract customers through various travel products, along with possible future developments in these offerings, may undermine our ability to secure prominent placement in paid or unpaid search results at a reasonable cost, or at all.

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

Substantially all our operations are in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics, or other health crises, such as COVID-19, political instability or regional conflicts, geopolitical conflicts, terrorism, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, and other matters. As per the Reserve Bank of India, India’s GDP growth came in at 6.4% for fiscal year 2025 versus 8.2% in fiscal year 2024 and 7% in fiscal year 2023. The Reserve Bank of India is forecasting GDP growth of 6.5% for fiscal year 2026. However, the Indian economy could be adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government’s implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code, which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

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

To illustrate, in May 2023, Go Airlines (India) Limited, otherwise known as Go First - one of our top five domestic airline contributors - voluntarily applied for liquidation, subsequently halting all its flight operations from May 3, 2023, onwards. Their above application has been admitted by National Company Law Tribunal, New Delhi vide order dated 20th January, 2025 to proceed with the liquidation in accordance with relevant rules and regulations.

Our integration of artificial intelligence, machine learning, and automated decision-making brings with it various legal, business, and operational considerations. As we incorporate these advanced technologies into our business operations, we remain mindful of the potential challenges.

The use of artificial intelligence (“AI”) in our business can present certain risks, such as the possibility of algorithmic flaws, dataset limitations, or biased information. Although we are committed to addressing these issues proactively to ensure a positive customer experience, content selected by AI systems may occasionally not meet our standards

These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. While integrating AI tools and technologies, we may encounter operational challenges. While, we view these as opportunities to enhance our platform and services, there is no guarantee that our integration of AI systems will be competitive or attract more customers to our platform. Our current and potential competitors may develop and market new technologies including as a result of new or better use of evolving AI technologies that render our existing or future services less competitive, or obsolete.

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

We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. Our arrangements with travel suppliers are not typically subject to written agreements or long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and may cease to supply us with the same level of access to travel inventory in the future.

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

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

●	assist in conducting searches for airfares and process air ticket bookings;

●	process hotel reservations;

●	process credit card, debit card, net banking, Unified Payment Interfaces, and e-wallet payments;

●	provide computer infrastructure critical to our business; and

●	provide customer relationship management (“CRM”) software services.

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

Our business is significantly affected by the overall size of our customer base, which is determined by our ability to provide quality customer service. We provide customer support at all stages of our customers’ trips, through call centers, e-mail, and web-based support. As of March 31, 2025, we had employed 76 customer service representatives in our call centers and in addition we also had 64 customer service representatives who provide customer support services through our outsourced call center partner. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers and may channel their bookings through our competitors. Our ability to ensure satisfactory customer experience for a large part depends on our travel suppliers’ ability to provide high-quality travel products and services. If these service providers experience difficulty in meeting our requirements for quality and customer service standards including any operational or system interruptions, our reputation could suffer, and our business could be adversely affected. As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and an increase in customer dissatisfaction may adversely impact our business. In the event one or more of our contracts with such service providers is terminated on short notice, we may be unable to find alternative service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our service providers could cause a decline in the quality of our services.

Our marketplace platform enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third-party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third-party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all the licenses and permits required for it to provide travel products to consumers.

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

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. For further information, see “Business Overview.” We intend to continue to dedicate significant resources to marketing efforts, including for our website and mobile application, particularly as we continue to grow and expand into new markets in India and outside India to complement our existing operations. However, brand promotion may not necessarily result in incremental revenue and even if they do, any incremental revenue may not necessarily offset the expenses we incurred in building our brand. Further, we are relatively new in the hotels and holiday packages (including MICE) segment and rail tickets segment and therefore, may not enjoy the same brand recognition as in our other businesses. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. If any of our marketing channels become less effective, or if we are unable to continue to use any of our marketing channels due to increase in costs, or if we are not successful in deploying new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers. Further, if the brands that we have engaged in the past and intend to engage with in the future, refuse to engage with us, or if we are unable to recover our marketing costs through increase in users for our mobile application or traffic to our websites, or if we discontinue our marketing campaigns, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

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

We rely on Internet search engines, such as Google and Bing, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected. In addition, the increasing adoption of AI technologies, including evolving search engine optimization methodologies, may materially affect how search results are generated and presented, as well as influence user search behavior. These developments could require us to make ongoing investments in technology and marketing to maintain or grow traffic to our platform. Failure to timely and effectively respond to such changes may result in decreased visibility, reduced user engagement, and could have a material adverse effect on our business, financial condition, or results of operations.

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

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing, and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, incidents, compromises, and computer malware, viruses and other ‘cyber attacks’ are increasing in both frequency and sophistication; and could result in unauthorized disclosures of information or create financial liability for us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed, and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases, and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In November 2022, the Government of India (the Ministry of Electronics and Information Technology) prepared a draft Digital Personal Data Protection Bill, 2022 (“DPDP Bill”) which has subsequently been passed by both houses of the Parliament and has become a legislation Digital Personal Data Protection Act, 2023 (“DPDP Act”) after receiving the assent of the President of India on August 11, 2023 which shall come into force on such date or dates as the Central Government of India may notify. The Central Government has on January 03, 2025, published the draft Digital Personal Data Protection Rules, 2025 (“DPDP Rules”) for public Objections and suggestions. The DPDP Act is expected to establish the comprehensive legal framework governing digital personal data protection in India. The DPDP Act read with DPDP Rules provides for the processing of digital personal data in a manner that recognizes the right of individuals to protect their personal data, societal rights, and the need to process personal data for lawful purposes. Complying with the DPDP Act and DPDP Rules, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

We are exposed to risks associated with the payments business, including online security and credit card fraud.

The secure transmission of confidential information over the Internet and telephone is essential in maintaining customer and supplier confidence in us. Security breaches and incidents, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Further, while we believe our payment systems are reliable, there can be no guarantee that we may be able to prevent security breaches or incidents involving the confidential information of our suppliers and customers, including any breaches or incidents with regards to transactions from our payment services. We have integrated the services of third-party payment solutions providers and accordingly, our customers are re-directed to those third-party service providers to make payments and completing the transactions. There can be no assurance that transmissions of data through our third-party providers will be protected from security breaches or incidents. We incur substantial expense to protect against and remedy security breaches and incidents and their consequences. However, our security measures may not prevent security breaches or incidents, and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures.

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

We are dependent on our senior management and other key personnel for formulating our business strategies and managing our business. Our board of directors (“Board”) and senior management team has significant experience in the Internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings. For further information, see “Item 6. Directors, Senior Management And Employees - A. Directors And Senior Management.”

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

The majority of our bookings are made through our Indian website and mobile offerings. India had an Internet subscriber base of over 969.10 million as of March 2025 (Source: TRAI). There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations. The Internet penetration in India is dependent on a number of factors including the following: expansion of 4G and 5G networks, broadband wireless access on mass-market smartphones and other mobile devices in India; our ability to successfully deploy existing and future technology platforms on evolving operating systems such as Android and iOS; our ability to provide compelling platforms and tools in a multi-device environment while ensuring their compatibility with the web browser platforms provided therein; the rate of growth of personal computers, tablets and mobile devices; access to Internet and broadband usage services; an understanding of how to operate Internet; the extant laws, regulations and policies governing online commerce remaining favorable to our operations; consumer confidence in online commerce; media publicity regarding online commerce remaining positive; and concerns about online data privacy and general economic conditions in India arising. India has witnessed a drastic surge in Internet users over the past few years with Internet penetration as a percentage of total population crossing 50% in fiscal year 2020 compared with less than 25% in fiscal year 2015. The total number of Internet subscribers in the country is expected to reach .1-1.2 Billion by fiscal year 2028, resulting in 76-78% Internet penetration. (Source: CRISIL). Despite a large base of Internet subscribers, India has a relatively lower Internet penetration in comparison with other similar countries.

The internet penetration rate in India rose to 69% in 2024 or 970 million Internet subscribers, up from about 10% in 2011. This means that more than half of the total population of 1.5 billion people had internet access this year. This ranked the country second in the world in terms of active internet users.

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

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate because of a variety of factors, many of which are outside of our control and as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages Business (including MICE) in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing Business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	foreign exchange rates;

●	our ability to attract new customers and cross-sell to existing customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

●	general economic, industry and market conditions;

●	natural calamities such as earthquakes, tsunamis, floods, drought, pandemics, or other health crises, such as global pandemics and any containment measures taken in response to such calamities or crises, such as lockdowns or travel restrictions;

●	changes in our pricing policies or those of our competitors and suppliers; and

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers, or strategic partners.

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

Except one premise which is owned by Globe All India Services Limited (“GAISL”), our recently acquired wholly owned subsidiary, we operate entirely out of leased premises and do not own the underlying property for any of our offices, including our registered office and corporate office. Yatra India’s registered and corporate office is located at Maharashtra and Haryana, respectively. There can be no assurance that we will be able to retain or renew such leases on same or similar terms, or that we will find alternate locations for the existing offices on terms favorable to us, or at all. Certain of the lease deeds for the properties in which our offices and facilities are located and may have expired or may not be adequately stamped or registered. While we renew these lease agreements and deeds periodically in the ordinary course of business, if these existing leases are terminated or they are not renewed on commercially acceptable terms, we may suffer a disruption in our operations. If alternative premises are not available at the same or similar costs, sizes or locations, our business, financial condition, cash flows and results of operations may be adversely affected. In addition, any regulatory non-compliance by the landlords or adverse development relating to the landlords’ title or ownership rights to such properties, including as a result of any non-compliance by the landlords, may entail significant disruptions to our operations, especially if we are forced to vacate leased spaces following any such developments, and expose us to reputational risks.

We have, in the past entered into certain related party transactions and may continue to do so in future. Any related party transactions that are not on an arm’s length basis or that may lead to conflicts of interest may adversely affect our business, results of operation, cash flows and financial condition.

We have entered into certain transactions with related parties and are likely to continue to do so in the future. Although all related-party transactions that we may enter into are subject to approval by our audit committee, Board or shareholders, as required under the Securities Act of 1933, as amended (the “Securities Act”), Companies Act, 2013 of India (the “Companies Act”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), as applicable to Yatra India or other applicable laws and regulations, we cannot assure you that such transactions, individually or in aggregate, will not have an adverse effect on our financial condition and results of operations or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Further, related party transactions, including those between us and related parties or Yatra India and related parties, requires approval of either’s respective audit committee/board of directors/shareholders, as the case may be. Such related-party transactions may potentially involve conflicts of interest which may be detrimental to our interest, and we cannot assure you that the related-party transactions that we may enter into in the future, individually or in the aggregate, will always be in the best interests of our minority shareholders and will not have an adverse effect on our business, financial condition and results of operations.

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

We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act and the listing requirements of Nasdaq. Since the completion of the initial public offering in India (“Indian IPO”), Yatra India has been subject to additional compliance requirements as required under applicable Indian laws, rules and regulations governing public companies listed on the Indian stock exchanges, including listing requirements of stock exchanges, rules, regulations, and guidelines prescribed by the Securities and Exchange Board of India (“SEBI”), in addition to the various laws, rules and regulations that we are subject to in the United States and in the Cayman Islands. In terms of (Issue of Capital and Disclosure Requirements) Regulations 2018 (“SEBI ICDR Regulations”) and Listing Regulations, Yatra India is required to disclose the reports pertaining to utilization of proceeds raised pursuant to the Indian IPO, and any deviation from in the actual utilization of the proceeds.

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

We incur significant legal, accounting, reporting and other expenses in order to maintain a listing on each of Nasdaq, NSE and BSE. In addition, our senior management and other personnel devote a substantial amount of time to comply with the rules, regulations and corporate governance practices of our multi-jurisdictional corporate structure. The Company continues to work on its plan to simplify its legal and corporate structure. We may be unsuccessful in implementing such plan. Actual results from implementing such plan could deviate from our expectations.

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

On April 15, 2025, we received a letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying us that, for the period from March 3, 2025 to April 14, 2025, our ordinary shares had not maintained a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”) pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of our ordinary shares from The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), we have been provided an initial period of 180 calendar days, or until October 13, 2025 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for our ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to us that we comply with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If we do not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and we would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary. However, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement, or secure a second period of 180 days to regain compliance.

We cannot assure you that we will be able to regain or continue to be in compliance with Nasdaq’s continued listing requirements. In the event we fail to meet the listing requirements under the Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact the liquidity of Ordinary Shares, the price for Ordinary Shares and may consequently affect the trading and price of Equity Shares. While there are no restrictions under Indian laws on Yatra India from deconsolidating from the Yatra Online, Yatra India must remain our consolidated subsidiary pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. Following the initial public offering of the Equity Shares in India, we currently hold approximately 64.46% of the issued and outstanding Equity Shares. Our ability to sell Equity Shares is limited to approximately an additional 14.45% of the issued and outstanding Equity Shares such that Yatra India continues to remain our consolidated subsidiary. Accordingly, our ability to generate proceeds from the sale of Equity Shares is limited. In addition, Yatra India’s charter and those of ACDPL and THCL, our direct subsidiaries and Yatra India’s promoter entities, limit Yatra India’s ability to raise additional capital and/or undertake a change of control transaction, directly or indirectly, without the ultimate approval of our Board and shareholders if the result of such additional capital raise or change of control transaction would result in the deconsolidation of Yatra India from our Company. In the event Yatra India ceases to be our subsidiary and is deconsolidated, the Ordinary Shares could be delisted from Nasdaq, we could fail to list our Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares:

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

As a U.S. reporting company, we incur significant legal, accounting, and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley Act”), to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our Annual Report. Effective internal control over financial reporting is necessary for us to provide reliable financial reports.

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

Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS Accounting Standards, which investors may be more familiar with and may consider material to their assessment of our financial condition.

Our consolidated financial statements are prepared in accordance with IFRS. Yatra India’s financial statements are prepared in accordance with Ind AS or Ind AS 34, as applicable and restated in accordance with requirements of Section 26 of Part I of Chapter III of the Companies Act, SEBI ICDR, Regulations and the Guidance Note on “Reports in Company Prospectuses (Revised 2019)” issued by ICAI. IFRS differs in certain significant respects from Indian GAAP, Ind AS, U.S. GAAP and other accounting principles with which prospective investors may be familiar in other countries. If our financial statements were to be prepared in accordance with such other accounting principles, our results of operations, cash flows and financial position may be substantially different, primarily on account of timing differences due to different statutory timelines for closure of the financial statements and difference in accounting principles. We have not attempted to explain those differences or quantify their impact on the financial data included in this Annual Report and prospective investors should review the accounting policies applied in the preparation of our financial statements and consult their own professional advisers for an understanding of the differences between these accounting principles and those with which they may be more familiar. Any reliance by persons not familiar with Ind AS accounting practices on the financial disclosures presented in this Annual Report should be limited accordingly.

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

Effective internal control over financial reporting is necessary for us to maintain reliability of financial reporting and preparation of financial statements. In connection with the preparation of our financial statements for the fiscal years ended March 31, 2024, we identified material weaknesses in our internal control over financial reporting. Management has concluded that there were material weaknesses in our internal controls over financial reporting existing as of March 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. Our internal controls over financial reporting were ineffective due to (i) inadequacy of documents evidencing performance of review of certain control attributes, relating to payments / receipts for packages, update of vendor master file and vendor code creation and (ii) control attributes pertaining to review of ageing and vendor reconciliation not operating effectively during part of the year. As part of management’s remediation efforts, during the fiscal year ended March 31, 2025, we were able to remediate the material weakness pertaining to design and operating effectiveness related precision levels applied and completeness and accuracy of reports used. In relation to the material weakness pertaining to inadequacy of documentation for review controls, as described above, management has made significant improvements in the current year, however, adequate review documents relating to payments / receipts for packages, update of vendor masters vendor code creation need further enhancements. Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of March 31, 2025. See “Item 15 - Controls and Procedures.” As the remediation plans are or continue to be implemented, management may take additional measures or modify the measures being undertaken.

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

As per the notification No 52/2018-Central Tax and Notification No 02/2018-Integrated Tax dated September 20, 2018, Central Board of Indirect Taxes & Customs (“CBIC”) had notified with regards to tax collection at source (“TCS”) to be collected by every e-commerce operator for intra-state and inter-state taxable supplies made by third party suppliers on its platform respectively. By virtue of these notifications issued by CBIC, we, as an e-commerce operator, are required to collect TCS of an amount equivalent to 0.5% (Central Goods and Service Tax (“CGST”) and State Goods and Service Tax (“SGST”)) and 0.5% (under Integrated Goods and Service Tax (“IGST”)) of the net value of intra-state and inter-state taxable supplies respectively made through our platform by this party suppliers where the consideration with respect to such supplies is collected by us. This goods and service tax/service tax payable includes TCS payable on behalf of the airlines. We are in the process of seeking confirmation with respect to the TCS amounts payable by us to the Government of India on behalf of airlines that is recoverable from the respective airlines. However, there can be no assurance that we will be able to successfully recover such TCS amounts paid on behalf of airlines from them. In particular, if any airline challenges the amount recoverable or is otherwise unable to clear such dues to us on account of initiation of bankruptcy proceedings against such airlines or for any other reason, we may be unable to recover such amounts from the respective airlines and accordingly, our business, financial condition, cash flows and results of operations may be adversely affected.

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

As discussed in “Item 10. Additional Information - E. Taxation: Material U.S. Federal Income Tax Consequences,” we do not believe we were PFIC for the taxable year ended March 31, 2025, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to our PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. The determination of the value of our assets may be based, in part, on the total market value of our Ordinary Shares, which is subject to change and may be volatile. Accordingly, there can be no assurance that we are not a PFIC or will not become a PFIC in the future.

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

Place of effective management of our Company as per Indian income tax laws

As per the provision of the (Indian) Income Tax Act, 1961 (“IT Act”), persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing, or arising in India or deemed to have been received, accrued or arisen in India.

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

Further, the Government of India has announced the Union Budget for Fiscal 2023, pursuant to which the Finance Act, 2023 has introduced various amendments. One example of the changes in the provision is the increase in rate of TCS charged on outbound (international) tour package from 5 percent points to 20 percent points with effect from October 1, 2023, subject to conditions. This may however have minimal impact on our package business. In addition, unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations including foreign investment laws governing our business, operations and group structure could result in us being deemed to be in contravention of such laws or may require us to apply for additional approvals. We may incur incremental costs relating to compliance with such new requirements, which may also require effort in terms of managing time and other corresponding resources, and any failure to comply may adversely affect our business, results of operations and prospects. We may incur increased costs relating to compliance with such new requirements, which may also require use of managements time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. Uncertainty in the applicability, interpretation, or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

In order to achieve greater parity, the tax rate as per IT Act for foreign companies has been reduced from 40% to 35% from Assessment Year (“AY”) 2025-26 onwards. The tax rate will remain 35% for the AY 2026-27.

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

We, through THCL Travel Holding Cyprus Limited (“THCL”) and Asia Consolidated DMC Pte. Ltd. (“ACDPL”), our subsidiaries, currently own 64.46% of the issued, subscribed, and paid-up equity share capital of Yatra India and any future issuance of Equity Shares on the Indian stock exchanges, may result in dilution of stake of THCL and ACDPL therein, which will indirectly, result in dilution of our stake in Yatra India and would have a dilutive effect on the amount of distributions that may be made to us. Dilution of stake pursuant to issuance of further securities, may result in an adverse impact on the price of our Ordinary Shares and may also have a material impact on ability of Yatra Online to secure a loan or otherwise raise additional capital for working capital, acquisitions, debt service requirements, the execution of our business strategy and other general corporate purposes.

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

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our Group. For example, under its consolidated foreign direct investment policy, (“FDI Policy”), the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model, inventory, pricing and permitted services). India’s Department of Promotion of Industry and Internal Trade, or DPIIT, Ministry of Commerce and Industry also recently invited comments on a draft National E-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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

The Competition Act, 2002, as amended, (“Competition Act”), regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, or to deny market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct, or combination has an appreciable adverse effect on competition in India.

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

Yatra India proposed to utilize the proceeds from the Indian IPO towards (i) strategic investments, acquisitions, and inorganic growth; (ii) investment in customer acquisition and retention, technology and other organic growth initiatives; and (iii) general corporate purposes. In accordance with Sections 13(8) and 27 of the Companies Act, Yatra India cannot undertake any variation in the utilization of the Net Proceeds without obtaining its shareholders’ approval through a special resolution. It is possible that it may not be able to identify suitable targets, or that if it does identify suitable targets, it may not be able to complete those transactions on terms commercially acceptable to Yatra India or at all. In the event of any circumstances that require Yatra India to undertake variation in the disclosed utilization of the proceeds from the Indian IPO, it may not be able to obtain the shareholders’ approval in a timely manner, or at all. Any delay or inability in obtaining such shareholders’ approval may adversely affect Yatra India’s business or operations. Further, the promoters in the Indian IPO, our wholly owned subsidiaries, would be required to provide an exit opportunity to the shareholders in the Indian IPO who do not agree with Yatra India’s proposal to change the objects of the Indian IPO or vary the terms of such contracts, at a price and manner as prescribed by the SEBI. Further, we cannot assure you that we or the promoters will have adequate resources at our disposal at all times to enable us to provide an exit opportunity at the price prescribed by SEBI. Considering these factors, Yatra India may not be able to vary the objectives of the Indian IPO to use any unutilized proceeds of the Indian IPO, if any, or vary the terms of any contract referred to in the prospectus related to the Indian IPO, even if such variation is in the interest of Yatra India. This may restrict Yatra India’s ability to respond to any change in its business or financial condition by re-deploying the unutilized portion of the proceeds from the Indian IPO, if any, or varying the terms of contract, which may adversely affect our business, cash flows and results of operations.

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

India has from time-to-time experienced instances of social, religious, and civil unrest and hostilities between neighboring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. For instance, on April 22, 2025, a terrorist attack in the Baisaran Valley near Pahalgam, Jammu and Kashmir, India resulted in multiple civilian casualties and injuries, primarily among tourists. The incident heightened tensions and conflict between India and Pakistan, leading to significant regional disruptions, including the closure of tourist destinations and widespread travel cancellations, which could negatively impact our business in the future. Infrastructure was also adversely affected, with temporary airport closures in several cities across northern and western India. In response, Pakistan closed its airspace to Indian aircraft and to international carriers operating flights to and from India, necessitating the rerouting of numerous international flights and causing increased travel times, higher fuel costs, and operational challenges for airlines.

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

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, including conditions in the United States, Europe, and certain emerging economies in Asia. Financial turmoil in Asia, the United States, the United Kingdom, Russia and elsewhere in the world in recent years has adversely affected the Indian economy. Any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector and us. Although economic conditions vary across markets, loss of investor confidence in one emerging economy could cause increased volatility across other economies, including India. Financial instability in other parts of the world could have a global influence and thereby negatively affect the Indian economy. Financial disruptions could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. Further, economic developments globally can have a significant impact on our principal markets. Concerns related to a trade war between large economies may lead to increased risk aversion and volatility in global capital markets and consequently have an impact on the Indian economy. The imposition of tariffs by the United States and potential uncertainty of such tariffs moving forward, as well as corresponding retaliatory measures by other countries, along with concerns regarding potential government actions such as increased taxation or reductions in public spending, could negatively impact consumer confidence and spending. Such developments may reduce demand for travel

In addition, China is one of India’s major trading partners and a possible slowdown in the Chinese economy as well as a strained relationship with India, could have an adverse impact on the trade relations between the two countries. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including India, implemented several policy measures designed to add stability to the financial markets. However, the overall long-term effect of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. Any significant financial disruption could have a material adverse effect on our business, financial condition, and results of operation. These developments, or the perception that any of them could occur, have had, and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. This could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the Ordinary Shares.

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

There are provisions in Indian law that may delay, deter, or prevent a future takeover or change in control of Yatra India, even if a change in control would result in the purchase of the Equity Shares at a premium to the market price or would otherwise be beneficial to its shareholders. Such provisions may discourage or prevent certain types of transactions involving actual or threatened change in control of Yatra India. Under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“SEBI Takeover Regulations”), an acquirer has been defined as any person who, directly or indirectly, acquires or agrees to acquire shares or voting rights or control over a company, whether individually or acting in concert with others. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of Yatra India. Consequently, even if a potential take over of Yatra India would result in the purchase of the Equity Shares at a premium to their market price or would otherwise be beneficial to its stakeholders, it is possible that such a takeover would not be attempted or consummated because of the SEBI Takeover Regulations. Further, certain transactions, including, without limitation, the sale of Equity Shares above certain thresholds or the sale of Equity Shares by shareholders holding specified number of shares or voting rights could be subject to the SEBI Takeover Regulations. Such transactions could require a potential acquirer to undertake an open offer process pursuant to the SEBI Takeover Regulations. Compliances specified under SEBI Takeover Regulations includes, requirements that we make an open offer, make an offer for delisting of the Equity Shares as applicable, disclose changes in shareholding or voting rights held by an acquirer in the company, may act as restrictions on our ability to dilute our stake in Yatra India or on Yatra India’s ability to enter into and timely consummate such transactions on favorable terms, which may adversely affect the market price and trading volume of the Equity Shares upon listing and may deter or prevent transactions, including dilution of stake by us which otherwise would be beneficial or in the interest of Yatra India or its shareholders. Further, in the event the offer to delist is made by an acquirer in terms of SEBI Takeover Regulations and/or SEBI (Delisting of Equity Shares) Regulations 2021, holders of the Equity Shares immediately before the completion of the open offer process made by an acquirer under SEBI Takeover Regulations could refuse to tender their Equity Shares, and accordingly, may continue to be minority shareholders following the completion of the open offer process. Further, such minority shareholders who refuse to tender their Equity Shares in an open offer could deter an acquirer from acquiring all of the outstanding Equity Shares, which could result in loss of opportunity beneficial to Yatra India, and or its shareholders. Further, in India, takeovers meeting certain thresholds are under the surveillance of the Competition Commission of India, or CCI, and are regulated by the CCI to determine if a proposed takeover would have an appreciable adverse effect on competition in the relevant market.

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

The Equity Shares of Yatra India are traded in India on the NSE and BSE but there can be no assurance that active trading in the Equity Shares will continue to be sustained. Investors may not be able to sell the Equity Shares at the quoted price if there is no active trading in the Equity Shares.

There could be volatility in the Indian stock markets, and the trading price of the Equity Shares could fluctuate significantly as a result of market volatility or due to various internal or external risks. The market price of the Equity Shares may be influenced by many factors, some of which are beyond Yatra India’s control, including:

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

Climate change may have an adverse effect on our business.

Our business may also be negatively affected by direct and indirect impacts of climate change. Direct effects may include disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Rising seas also degrade beaches and pose significant risks to the viability of some low-lying destinations. Indirect effects may include a significant shift in consumer preferences, which we may not successfully adapt to, or the general harm to our business as a result of a general perception of travel as an environmental harm. These and other climate change related impacts could have a significant adverse impact on our business in the short, medium and long term.

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

We are considered a foreign private issuer under the Exchange Act and, therefore, are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

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

As of June 30, 2025, there were outstanding options to purchase an aggregate of 3,725,599 Ordinary Shares (including 3,575,136 Company restricted stock units (“RSU”) and performance stock units (“PSUs”)), outstanding RSU and PSU which, when vested, may result in the issuance of 3,575,136 Ordinary Shares. Likewise, 150,463 outstanding options when exercised, may result in the issuance of 150,463 Ordinary Shares. To the extent the above-described options are exercised, the above-described restricted or performance units vest, or if we issue any additional equity securities, including but not limited to options, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sale of a substantial numbers of such shares in the public market, the fact that such options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

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

As of June 30, 2025, entities affiliated with MAK Capital One LLC, Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the “Terrapin Sponsors”) and certain of their affiliated entities (including Nathan Leight), entities and people affiliated with Altai Capital Management, LLC, entities affiliated with The 2020 Timothy J. Maguire Investment Trust and entities affiliated with Vincent Smith, and entities affiliated with Marval Guru Fund beneficially own approximately 53.32% of the issued and outstanding shares of our Company, assuming the conversion into Ordinary Shares of all Yatra USA, Corp. (“Yatra USA”) Class F Shares (the “Yatra USA Class F Shares”) based on information known to us or ascertained by us from public filings made by such shareholders. As restrictions on resale end, the market price of our Ordinary Shares could be adversely affected if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

As of June 30, 2025, we had 60,330,924 Ordinary Shares issued and outstanding, 1,854,871 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), and Yatra USA had 1,854,871 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Share in the Company at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could be adversely affected. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

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

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary, has not paid any cash dividends on its Equity Shares. Middle East Travel Management Company Private Limited had paid a dividend in fiscal year 2024 to ACDPL, a subsidiary of the Company. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, and as such it is subject to certain limitations with respect to dividend payments and increased tax payments on any such distribution. Limitations on our subsidiaries’ ability to pay dividends to us could adversely impact our shareholders’ ability to receive dividends on our Ordinary Shares.

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

On January 17, 2022, we entered into a Cooperation Agreement (“Maguire Cooperation Agreement”), wherein we agreed to appoint Roshan Mendis to the Board, for a term of office that initially expired at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment to Maguire Cooperation Agreement dated August 29, 2023, Mr. Roshan Mendis was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. In addition, the First Amendment to Maguire Cooperation Agreement extended the Standstill Period (as defined in the Maguire Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) the date of the 2026 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the New Director (as defined in the Maguire Cooperation Agreement) (or Replacement Director (as defined in the Maguire Cooperation Agreement)). The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Roshan Mendis.

In July 2022, we received notice from MAK Capital One L.L.C., one of our shareholders, recommending that we make certain corporate governance and board structure changes, in addition to changes to our composition and stockholder engagement process. On July 17, 2022, we entered a Cooperation Agreement (“MAK Cooperation Agreement”) with MAK Capital One L.L.C., pursuant to which Michael A. Kaufman was initially appointed to the Board for a term expiring at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment dated August 29, 2023 to MAK Cooperation Agreement, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman. On October 16, 2024, we entered into the Second Amendment to the MAK Cooperation Agreement. The Second Amendment, among other things, extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on October 16, 2024, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2025 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

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

Yatra India is a Public Limited Company with operations primarily in India and an indirect 64.46% owned subsidiary of Yatra Online, Inc. Yatra India was incorporated as a private company with limited liability on December 28, 2005 and subsequently became a public company on November 11, 2021 and subsequently was listed on the NSE and BSE on September 28, 2023. Yatra India is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra India is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 15.6 million travelers that have booked their travel through us as of March 31, 2025. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report and you should not consider it a part of this Annual Report.

B. Business Overview

Our Company is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and the one of the largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 15.6 million travelers that have booked their travel through us as of March 31, 2025. We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2,650,775 tie-ups, as of March 31, 2025.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays, and other accommodations, with approximately 80,685 hotels and homestays in approximately 1,488 cities and towns across India and more than 2.5 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 887 holiday packages and more than 2,993 other activities such as tours, sightseeing, shows and events.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Reserve Bank of India, India’s GDP growth came in at 6.5% for fiscal year 2025 versus 8.2% in fiscal year 2024. The Reserve Bank of India is forecasting GDP growth of 6.5% for fiscal year 2026. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with over 1,300 large corporate customers and approximately 58,983 registered small and medium-sized (“SME”) customers as of March 31, 2025 and one of the largest consumer online travel companies (“OTC”) in the country in terms of gross booking revenue for fiscal year 2023 (Source: CRISIL Report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: business to consumer (“B2C”) and business to business (“B2B”) which includes business-to-enterprise and business-to-agents. We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 55,312 travel agents in approximately 1,300 cities across India as of March 31, 2025.

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

1. Data for the 12 months ended March 31, 2025, for flagship brand yatra.com only and excludes data from B2B businesses.

2. Cumulative as of March 31, 2025; does not include data for B2B businesses.

3. Approximate count as of March 31, 2025.

We define a “visit” as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events, and transactions. We use “traffic” and “visits” interchangeably in this Annual Report.

We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us. During the fiscal year 2024, our web and mobile properties received approximately 106 million visits. Our mobile applications have been downloaded approximately 21 million times as of March 31, 2025.

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

To further strengthen customer loyalty and provide an incentive to the employees of our corporate customers to transact with us as B2C customers, we operate a proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. Our eCash loyalty program acts as a surrogate and fills the loyalty gap that exists across product categories such as air travel and hotels in the travel market in India. We currently have over approximately seven million eCash registered users on our platform. During fiscal year 2025, approximately 81% of our customers’ visits have been from direct and organic traffic. We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us.

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

We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business, or “Hotels and Packages Business (including MICE),” in the second and fourth calendar quarters of each calendar year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

Our revenue from rendering of services was INR 3,405.5 million, INR 3,583.8 million and INR 7,383.5 million in fiscal years 2023, 2024 and 2025, respectively. Adjusted Margin totaled INR 5,578.9 million in fiscal 2023, INR 5,821.6 million in fiscal 2024 and INR 5,373.9 million in fiscal 2025. Gross Bookings across for Air Ticketing, Hotels and Packages (including MICE) and other services businesses was INR 67,397.5 million, INR 75,948.0 million and INR 70,910.2 million in fiscal years 2023, 2024 and 2025 respectively. We reported net losses were INR 288.2 million and INR 366.5 million in fiscal years 2023 and 2024 respectively. In fiscal year 2025 we generated a net profit of INR 23.5 million.

The 6.6% year-over-year decline in Gross Bookings during fiscal 2025 was primarily attributable to softness in the air ticketing segment. Adjusted Margin also declined by 7.7% over the same period.

In our Air Ticketing Business Gross Bookings were INR 56,408.4 million, INR 64,950.1 million and INR 55,272.8 million for fiscal years 2023, 2024 and 2025 respectively. Corresponding Adjusted Margins were INR 4,335.3 million, INR 4,502.4 million and INR 3,588.2 million. In contrast, Gross Bookings from Hotels and Packages (including MICE) Business increased from INR 8,178.1 million for fiscal year 2023 to INR 8,758.9 million for fiscal year 2024 and further to INR 13,053.4 million in fiscal year 2025, while Adjusted Margin for this segment were INR 1,065.9 million, INR 1,140.1 million and INR 1,472.7 million respectively reflecting strong growth in the higher-margin leisure travel category.

The increase in revenue from services in fiscal 2025—up 106.0% from INR 3583.8 million in fiscal year 2024 to INR 7,383.5 million was driven by the rebound in travel demand and the continued scaling of our platform. However, the decline in Adjusted Margin during the same period was a result of competitive pricing pressures in air ticketing and increased promotional spending in the hotels and packages segment.

Adjusted Margin is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics.”

We have continued to invest significantly in our technology infrastructure and customer acquisition initiatives to support future growth. As a result, our mobile traffic increased by approximately 87% in fiscal year 2025 as compared to the prior year, supported by platform enhancements and a broader recovery in the travel sector.

During fiscal 2025, our mobile application were installed approximately 21 million times with a significant portion being on Android devices. We also received an average of approximately 9 million monthly visits from online shoppers on our platform, underscoring our growing consumer engagement.

Unless otherwise specifically stated, the market and industry information and statistics included in the below description of our business is as of March 31, 2025.

Our Approach

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. India’s GDP growth is expected to come in at 6.5% in fiscal year 2025 from 8.2% in fiscal year 2024 up from 7% in fiscal year 2023.

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

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C and B2B channels. Our customer “touch-points” include our mobile applications, website, and call centers as well as ‘embedded’ teams within some of our B2B clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering approximately 55,312 agents in approximately 1,300 cities across India as of March 31, 2025. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2B customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

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

●

Yatra Prime: During May 2023, Yatra launched a travel subscription plan “Yatra Prime” to target high spending frequent travelers and family travelers. The program provides variety of benefits to customers such as no convenience fee, special fares on domestic offers, access to dedicated and on-priority VIP customer support. The endeavor of program is to make travel more affordable, convenient, and enjoyable for customers. In 2024, Yatra prime was extended to hotels as well.

Recent Product Developments – RECAP (Receipt Capture and Processing)

In fiscal year 2025, Yatra launched a significant product innovation with the release of its Expense Management Solution, further strengthening its position as India’s largest corporate travel services provider. This launch aligns with our strategy to deliver comprehensive, end-to-end travel and expense solutions tailored for both domestic and international enterprises.

The new platform is designed to streamline and automate the entire expense lifecycle—covering both travel and non-travel expenditures—within a single, unified interface. It supports core corporate travel functions such as booking flights, hotels, and ground transportation, while also managing the expense submission, approval, and reimbursement process with high accuracy and efficiency.

Key technological differentiators of Yatra’s Expense Management Solution include:

●	GenAI-Powered Receipt Parsing: The platform leverages Large Language Models (LLMs) for dynamic and context-aware receipt analysis, offering substantial improvements in accuracy over conventional OCR systems.

●	GenAI + RAG Chatbot Integration: A conversational AI assistant enables real-time support and guidance during the expense submission process, driving better adoption and fewer submission errors.

●	Advanced Rule Engine: Offers high configurability across geographies, employee roles, and expense categories, enabling customized enforcement of company policies through automated rule validation.

●	ERP Integration: Native compatibility with leading enterprise resource planning (ERP) systems allows seamless synchronization of financial data.

●	Analytics and Visualization: Power BI–driven dashboards provide granular insights into spending patterns, enabling data-backed financial planning and audit readiness.

●	Mobile Accessibility: The Android and iOS applications support core functions such as expense creation and approval, mileage tracking via GPS, UPI-based micro-payments, and automated generation of expense items from payment records.

●	Scalability and Reliability: The platform has undergone extensive load and stress testing to support up to 150 concurrent users submitting expenses in real time, ensuring robust performance at enterprise scale.

●	Compliance and Audit Tools: Features include expense audits, integration with Google APIs for mileage tracking, and support for expense splitting and conditional workflows.

This product launch marks a pivotal step in Yatra’s broader transformation from a transaction-based travel provider to a technology-driven corporate travel and expense platform, positioning Yatra for future growth in both domestic and global markets.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

●	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 21 million times.

●	Yatra Corporate: A self-booking application for our business customers.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and as of fiscal year 2025, our mobile platforms accounted for approximately 78% of our total consumer visits.

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

Mobile Applications

Our mobile applications have been downloaded approximately 21 million times, as of March 31, 2025.

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

Travel Agent Network

Our travel agent network has access to Yatra’s customized portal, which allows them to offer their customers our various product and services. We believe this allows us in addressing the needs of a large and fragmented market of travel agents as well as in reaching customers in smaller markets, within the Tier 2 and Tier 3 cities. We have a wide network of travel agents of approximately 55,312 travel agents registered with us across almost all major cities in India, as of March 31, 2025.

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

We have invested in developing and promoting our brand, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. Traditional or offline channels include print, radio, television, mass media campaigns, and short messages as well as through our call centers. Online marketing includes search engine marketing and other innovative digital marketing tools, such as search engine monetization, viral marketing and online display banners; other advertising networks, including mobile advertising partners; search engine optimization and display advertising on websites along with e-mails. Social media marketing incudes continuous engagement on social media platforms. Our presence in online social media enables us to grow and maintain engagement with our targeted customers. Our advertising and sales promotion expenses accounted for 45.8% of our Adjusted Margin in Fiscal 2025.

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

A Nielsen study ranked us second among all travel brands in India behind the MakeMyTrip-Goibibo group. Our total awareness score of 63 puts us well ahead of our Indian peers such as Cleartrip, Easemytrip and Ixigo.

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

Brand Recognition – YouGov Brand Mover Ranking

Yatra India secured the top position in YouGov’s Brand Mover rankings for India for December 2024. This achievement reflects Yatra’s growing brand equity, increased consumer engagement, and leadership in the online travel sector.

YouGov’s Brand Mover rankings identify brands demonstrating the most significant month-over-month improvement across critical brand health indicators—including awareness, consideration, reputation, and customer advocacy. Yatra’s number one placement is a direct result of its sustained efforts to enhance customer experience, deliver seamless travel solutions, and invest in scalable, technology-led innovations.

Strengthening Market Presence and Consumer Trust

Over the past fiscal year, Yatra has made significant strides in expanding its digital reach, refining its user experience, and enhancing product offerings for both corporate and leisure travelers. The introduction of personalization features, simplified booking flows, and an improved mobile interface has resonated strongly with consumers. These developments have led to increased customer preference and loyalty, reinforcing Yatra’s position as one of India’s most trusted travel brands.

Innovation-Led Growth Across Segments

With a strong presence in both B2B and B2C travel markets, Yatra continues to redefine industry benchmarks by integrating AI-driven recommendation engines, intuitive booking systems, and real-time customer support infrastructure. The YouGov ranking serves as third-party validation of Yatra’s strategy to lead with innovation and customer satisfaction.

This recognition further solidifies Yatra’s reputation as a category leader in India’s travel ecosystem and supports its long-term strategy to deliver sustained growth, enhanced shareholder value, and superior customer outcomes.

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

Our products and services are organized primarily in the following segments: (i) airline tickets, which consists of the sale of airline tickets as well as airline tickets sold as part of the holiday packages; (ii) hotels and holiday packages (including MICE), which consists of standalone sales of hotel rooms as well as travel packages (which may include hotel rooms, cruises, travel insurance and visa processing); and (iii) other services, which consists of rail tickets, bus tickets, taxi rentals and ancillary value added services such as travel insurance, visa processing and tickets for activities and attractions.

Air Ticketing Business

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. We provide our customers with access to over 400 airlines for domestic and international travel. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air India, Air India Express, Akasa Air, IndiGo, SpiceJet, Vistara (now merged with Air India), Alliance Air, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

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

During the year ended March 31, 2025, air passengers booked declined by 24% year over year and air gross bookings declined by 15% over the same period.

(1)	Data for flagship brand Yatra.com only.
(2)	Please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

Hotels and Packages Business

Hotels

As of March 31, 2025, our customers can review and book flights on all major Indian and international airlines, and accommodations at approximately 80,685 hotels and homestays in approximately 1,497 cities and towns in India as well as more than 2 million hotels around the world. In fiscal year 2025, more than 1.7 million standalone hotel room-nights were booked through our platforms.

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

Revenue from our Hotels and Packages (including MICE) business comprises of commissions and markups which are earned from the sale of standalone hotel rooms and are recognized on a net basis. In contrast, revenue from bundled holiday packages, which comprise of both hotel accommodations and airline tickets, are recognized on a gross basis.

Gross Bookings for our Hotels and Holiday Packages segment increased by 49.0% from fiscal year 2024 to fiscal year 2025, primarily driven by growth in hotel room-night sales. However, the recovery in holiday package sales remained subdued, reflecting ongoing constraints on international travel during a substantial portion of the fiscal year.

We believe that Yatra has India’s largest hotel inventory with approximately 80,685 properties on our platform, especially in the key “budget” category in Tier 2 and Tier 3 cities that matches Indian consumers’ preferences.

(1)	Management estimates, as of March 31, 2025.
(2)	Includes approximately 3,568 homestay accommodations.
(3)	Premium hotels include 4- and 5-star accommodations, mid-segment hotels include 3-star accommodations and budget hotels include all other accommodations (including homestay accommodations).

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

Activities

Launched in July 2016, we listed more than 2,993 activities inside and outside India as of March 31, 2025. We offer a broad range of activities to our customers at multiple price points, including tours, historical and contemporary sightseeing, luxury experiences, romantic trips, events, shows, food tours, cooking classes and others, each ranging from a few hours to a full day.

Yatra Freight

Our end-to-end freight forwarding business (“Freight Forwarding Business”), which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. As on March 31, 2025, we have a team of approximately 41 seasoned freight and logistics industry professionals. The digital platform that we are building has the potential to scale up our business.

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

The strength of the brand is reflected in the fact that over 81% of our total traffic has come from direct and organic traffic (which are visitors who enter our website through unpaid search results without any intermediary) for fiscal year 2025. To further strengthen the brand, we have, from time to time, signed up some of India’s leading celebrities as our brand ambassadors in the past.

The strength of our brand has increased significantly over the years. Our mobile applications have been downloaded approximately 21 million times.

We incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions, which are detailed below:

	Year ended March 31
Description	2023	2024	2025
(amounts in thousands)	INR	INR	INR
Customer inducement and acquisition costs^	2,842,455	3,103,868	2,029,527
Marketing and sales promotion expenses^^	336,472	459,935	430,106
Total	3,178,927	3,563,803	2,459,633

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

Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers

We have designed a unique “go-to-market” strategy that is a mix of B2C and B2B. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. We are India’s largest corporate travel services provider and one of the largest online travel companies in India among key OTA players in terms of gross booking revenue and operating revenue, for fiscal year 2023. (Source: CRISIL Report). We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and our eCash program furthers customer loyalty across channels, builds a diversified customer base. These channels enable us to provide end-to-end travel solutions for passengers travelling domestically and internationally.

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

Corporate Travel: Our corporate travel business commenced operations in 2013 and we provide an end-to-end software-as-a-service (“SaaS”) - based travel solution to corporates. Our corporate platform integrates with the corporate customers’ Enterprise Resource Information System (ERIS) and Enterprise Resource Planning (ERP) platforms and provides a one-stop-shop solution for all their travel needs. Our hybrid approach of a self-book model and onsite customer support allows our corporate customers to seamlessly enforce their travel policy at the system level to ensure better compliance and cost control and in addition also enables us to provide “high touch” service if required. We also utilize data and analytics to offer our corporate customers a personalized experience on our website and app. As of March 31, 2025, we had over 1,300 large corporate customers and approximately 58,983 registered SME customers. B2B segment in the Indian OTA is expected to grow at CAGR of 14% to 15% from 2023-2028 (Source: CRISIL Limited).

Travel Agents: This business segment helps us reach customers in smaller markets (Tier 2 and Tier 3 cities) where Internet penetration has traditionally been lower. It provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from travel agents located across India. As of March 31, 2025, we had approximately 55,312 travel agents registered with us across most major cities in India. Our network of travel agents has allowed us to expand our footprint and distribution network in India.

Our distribution channels are supported by a hybrid platform, which is a combination of our websites, mobile applications, and network of travel agents across India as well as call centers. We have developed streamlined software across our distribution channels, which provides us with multiple points of contact for marketing additional travel products and services to existing customers.

Large and Loyal Customer Base

We have served approximately 15.6 million cumulative travel customers as of March 31, 2025, with approximately half of them having signed up for our eCash loyalty program. Our websites, and mobile applications have been designed to provide customers with flexibility in choosing travel options. We recorded a booking success rate of 97.3% on our websites and mobile applications in the B2C channel for domestic transactions in fiscal year 2025.

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

In our corporate travel business, we currently serve over 1,300 corporate customers where our customer retention rate has been consistent over the years from approximately 97% in fiscal year 2021 to approximately 97% in fiscal year 2025.

We think of our corporate business as a “platform” which provides us an opportunity to leverage our strong and long-standing relationship with our corporate customers to cross sell other products such as expense management and freight management.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the needs of both domestic and international travelers. We have aggregated a comprehensive travel-related inventory in India, which includes access to all major domestic and international airlines operating within India [Source: Industry Report] and a hotel network that includes approximately 80,685 domestic hotels and approximately 1,497 cities in India. In addition to airlines and hotels, we also provide our customers with access to holiday packages, buses, cabs, trains and other services such as visa facilitation, tours, sightseeing, shows, and events. This comprehensive selection of travel-related services makes us a “one-stop shop” for our customers’ business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

We have the largest inventory of domestic hotels in India with approximately 80,685 properties on our platform and we act as a supplier to some of the largest global and domestic online travel and corporate travel management companies.

Integrated Technology Platform

We utilize a hybrid data center and backup center in a separate location and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms. The technology stack includes Java, MySQL, MongoDB, Redis, Memcache and jQuery with a 3-tier service-oriented architecture for horizontal scale, performance, and flexibility. We leverage and contribute to open-source technologies, leading to faster innovation, development, and cost-efficiencies.

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

We utilize a hybrid data center and backup center in a separate location and also utilize cloud services with an ability to restore all site operations within 48 hours in case of a complete shut-down. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms. The technology stack includes Java, MySQL, MongoDB, Redis, Memcache and jQuery with a 3-tier service-oriented architecture for horizontal scale, performance, and flexibility. We leverage and contribute to open-source technologies, leading to faster innovation, development, and cost-efficiencies.

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

Our integrated platform approach provides us with a scalable, comprehensive, and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat usage by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our corporate travel customers to transact with us as B2C customers, we operate our proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. In India, majority of the airlines do not have a mileage program and similarly a large number of hotels do not offer a loyalty program. Our eCash loyalty program acts as a proxy and fills the loyalty gap that exists across product categories such as air travel and hotels. As of March 31, 2025, we had approximately seven million eCash registered users on our platform.

In-house Advanced Technology Infrastructure. We have a dedicated in-house technology team focused on developing a secure, advanced, and scalable technology infrastructure and software. We believe this has enabled us to better manage our product and service offerings and improve operating efficiencies by integrating our sales, delivery, and customer service functions. Our in-house technology team has enabled us to continuously strengthen our scalable technology infrastructure, support customer focused initiatives, introduce innovative services and solutions, and improve our product and service delivery, which we believe has enabled us to maintain high levels of customer satisfaction our grow our market share. As of March 31, 2025, our technology team included 147 employees with technology backgrounds and with domain expertise focused on evolving technologies focused on our various product and service verticals.

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

Our Growth Strategy

The key elements of our long-term growth strategy include:

Growth in the customer base using cost-effective technology solutions

We aim to expand our customer base by continuing to offer both business and leisure travelers a seamless, integrated technology platform that addresses their end-to-end travel requirements. Our corporate clients collectively employ over 9 million individuals, whom we consider part of a large and growing consumer segment with meaningful disposable income.

To capture this opportunity, we have launched a loyalty program designed to incentivize employees who book through our corporate travel platform to also use our B2C platform for their personal travel needs. This cross-utilization strategy allows us to acquire and engage customers in a cost-efficient manner while driving higher average revenue per user (ARPU).

(1)	Cumulative as of March 31, 2025; does not include data for travel agent businesses.

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

Our eCash program was launched in 2014 to reward customers for repeat purchases. Since its inception, approximately seven million customers have registered for our eCash program as of March 31, 2025. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Since the eCash program was launched, we have seen a significant impact of this program on our business. We plan to continue to use eCash program as an incentive to drive repeat rates from our B2C customers and to incentivize B2B customers to transact with us on the B2C platform.

Further Strengthen our Focus on Corporate Business

As of March 31, 2025, we had over 1,300 large corporate customers and approximately 58,983 registered SME customers. Our corporate travel business commenced operations in 2013 and now provides an end-to-end SaaS-based travel solution to corporates. These services are currently closely integrated on the platform include travel and expense. Our SaaS platform allows us to onboard a new customer using our standardized product within a 3-week timeframe.

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

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our travel agent business, particularly our international Air Ticketing Business for small and medium scale enterprises. In 2012, we acquired the Travelguru group of companies from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several “acqui-hires,” including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited) and the corporate division of PL Worldways known as Travel.co.in Private Limited, or “TCIL”, which further reinforced our leadership position in the B2B travel segment. We completed the acquisition of GAISL on September 11, 2024. The GAISL integration has led to delivering synergies in supplier consolidation, cross-selling opportunities, and our ability to offer seamless, tech-driven solutions to our growing client base.

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

Airlines

The airline ticketing business is primarily targeted to domestic air passengers and international travel from India. We have access to real-time inventory either via Global Distribution System (“GDS”) service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers and the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go First, IndiGo, SpiceJet, Vistara (now merged with Airl India), and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

Hotels

We have a hotel network of approximately 80,685 hotels and approximately 1.7 million hotel room-nights were booked through our platforms in fiscal year 2025. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates, and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Freight Forwarding Business

In October 2020, we launched a new end-to-end freight forwarding business our “Freight Forwarding Business,” which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. As on March 31, 2025, we have a team of approximately 41 seasoned freight and logistics industry professionals. The digital platform that we are building has the potential to scale up our business.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips-before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have approximately 140 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four-week induction and training program for our employees, which is managed by our in-house training team.

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

Technology and Data

Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration, and innovation. We utilize a cloud platform and on-premise data center with a hybrid setup and ability to scale into a public cloud on-demand, an active backup on a public cloud. We utilize cloud services with the ability to restore all site operations within 48 hours in case of a complete shutdown. This infrastructure is certified to support a traffic spike of 4.5 times across the flights, hotels, holidays, bus and rail platforms.

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

Security

We accept all major credit, debit cards and other payment instruments, including mobile wallets. PaySwift is a homegrown payment engine to ensure payments are safe and secure. We are PCI-DSS 3.2 compliant with SISA secure certification. We follow a two-factor authentication mechanism with the security features of the applicable card. Our critical data security practices include credit card data protection in a separate VLAN accessible only through authenticated APIs and are in an encrypted storage with the key broken into two different systems. We also use a risk engine, which is a third-party service, to validate and fraud check international credit cards.

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

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, traditional offline travel companies, travel research companies, payment wallets, search engines, artificial intelligence chatbots, and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Expedia Southeast Asia Pte. Ltd., Flipkart Pvt. Ltd., MakeMyTrip Limited, Cleartrip Private Limited, Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One 97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Private Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel, and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability, and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

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

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com and Oravel Stays Ltd. which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels.

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

We also face increasing competition from widely used search engines, such as Google. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Efforts undertaken by search engines in appealing the customers by various travel products, as well as possible future developments in such offerings in travel sector, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

Yatra India and its subsidiaries have registered the primary domain names, namely www.yatra.com, www.yatra.in, www.tsi-yatra.com, www.globeindia.in, www.tripsolutions.com, and www.travelguru.com, and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business primarily under the “Yatra” brand name and logo and have registered the trademarks under a couple of classes mainly in India. We have inter alia applied for trademark registration of the logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks.

Employees

As of March 31, 2025, we had 1,452 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees
	as of March 31,
Division/Function	2023	2024	2025
Executive Management	2	3	3
Product development	15	11	6
Sales and marketing	202	205	236
Technology development and technology support	99	104	136
Others (including operations, business development, administration, finance and accounting, legal and human resources)	643	772	1,071
Total	961	1,095	1,452

	Number of Employees as of March 31,
Location	2023	2024	2025
India	959	1,093	1,450
United States	1	1	1
Singapore	1	1	1
Total	961	1,095	1,452

None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2025, we employed 253 temporary and contractual employees.

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

Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until May 7, 2029, and May 7, 2029, respectively. Yatra India is also accredited with the International Air Transport Registration which is valid for 2025.

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

The FDI Policy issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder (“FEMA”) have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

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

Legal proceedings

TSI Yatra Private Limited (“TSI Yatra”), the indirect subsidiary of Yatra India was served a demand notice under the Insolvency and Bankruptcy Code, 2016 (“IBC”) by Ezeego One Travel and Tours Limited, through its Resolution Professional (“Ezeego”) demanding payment of unpaid operational debt of INR 148.69 million under the Bank Confirmation Agreement. TSI Yatra disputed the amount by stating that its books of accounts only reflect an outstanding amount of INR 40.32 million, which has not yet been paid due to the pending reconciliation of these accounts. In accordance with the provisions of the IBC, Ezeego filed a Company Petition seeking initiation of Corporate Insolvency Resolution Process against TSI Yatra before the National Company Law Tribunal, New Delhi (“NCLT”), for a default amounting to INR 219.77 million (including interest till date of filing). TSI Yatra had filed its response disputing the claims. The Hon’ble NCLT, by vide its order dated October 15, 2024 (“Impugned Order”), had admitted the Company Petition filed by Ezeego. TSI Yatra has filed an appeal against the said Impugned Order before the National Company Law Appellate Tribunal, New Delhi (“NCLAT”). The Hon’ble NCLAT, vide its order dated October 18, 2024, stayed the operation of the Impugned Order and directed TSI Yatra to deposit the admitted amount i.e. INR 40.32 million in favour of Registrar, NCLAT. The proceedings are currently pending before the Hon’ble NCLAT.

Tax Matters Relating to Yatra India

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

Assessment Year 2022-23

In November 2023, the Indian Income Tax Department initiated proceedings under Section 92CA of the Income-tax Act, 1961. We submitted the requisite documentation in response to the notices on November 21, 2023, December 26, 2023, and May 21, 2024. The matter remains under scrutiny, and a final determination has not yet been concluded.

During the relevant fiscal year, the Company reimbursed INR187.72 million to its Associated Enterprise (AE). In this context, the Assessing Officer (AO) was requested to examine the allowability of these expenses under Section 37(1) and verify the applicability and compliance of tax deduction at source (TDS) under Section 40(a)(ia).

On January 13, 2025, the Company received an order under Section 92CA(3) in its favor. A closure order was issued on the same date, reflecting a NIL tax demand.

Separately, the Department issued a notice under Section 142(1) on September 6, 2023, to initiate assessment proceedings. We submitted our response on October 4, 2023. A subsequent notice under the same section was issued on November 11, 2024, to which we responded on December 17, 2024.

On March 25, 2025, the authorities issued an assessment order under Section 143(3), disallowing the aforementioned reimbursement expense of INR 187.72 million. However, the corresponding demand notice under Section 156 reflected a NIL demand.

We have filed an appeal against the disallowance with the Commissioner of Income Tax (Appeals) [CIT(A)] on April 21, 2025.

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

On March 21, 2024 hearing date was scheduled and on June 26, 2024 the order was pronounced, receiving the final order in the favor of the company.

The department has appealed the CESTAT order to the Supreme Court of India.

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

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2021-22

We received a SCN regarding discrepancies of ITC availed as reported in GSTR3B and GSTR2A for the financial year 2021-21 in Odisha Jurisdiction. The aggregate value of the demand is INR 0.47 million, interest and penalty of INR 0.08 million and INR 0.05 million.

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

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

In April 2024, We received ADT-01 from Office of Assistant Commissioner, Maharashtra for the period Apr 2019 - March 2020 in respect of TCS-GST Audit under section 65 of the CGST Act. The company has submitted requisite details with the department in May-2024. A personal hearing has also been attended by the consultant, where the reasons were explained to the tax officer. We strongly believe that the case is meritorious, considering the facts which primarily pertains to the mismatch of the input tax credit recorded, where we have also seen that Indian Revenue Authorities are considering the facts basis which the discrepancies have been resolved in similar cases. The matter has been closed on June 10, 2024 having NIL demand

Goods and Service Tax Show Cause Notice-Fiscal Years 2023-24

In February 2024, We received Show cause notice from Office of Assistant Commissioner, Tamil Nadu with an amount of INR 9.80 million for the period April 2023 through January 2024 in respect of ineligible input tax credit under section 17(2) of the TNGST Act,2017. The company replied in response to the SCN in May 2024, where the reasons were explained to the tax officer that company do not have any exempted supplied in Tamil Nadu state therefore no reversal required under section 17(2) of the GST Act-2017.

We strongly believe that such merits are strong for the subject matter. The matter has been closed on January 20, 2025 having NIL demand.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

Company has received ADT-01 from Office of Assistant Commissioner, Haryana for the period April 2019 through March 2020 in respect of GST Audit under section 65 of the CGST Act. Our management is confident, based on the case’s merits, we strongly believe that the merits are strong for the subject matter,

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received ASMT-10 on October 15, 2024 from department of Goods and Service Tax Haryana, for the clarification related to difference in output tax, input tax, RCM, Ineligible ITC, credit notes and outstanding trade payable details (multiple points). Thereafter, the company filed the response to the above notice on November 15, 2024 Subsequently, the department issued DRC-01 on November 27, 2024 with the demand of 119m. The response to the notice was filed on December 27, 2024, in which the company has clarify output & ITC difference with comparison and have provided details for other points as well. A personal hearings has also been attended by the consultant, where the reasons were explained to the tax officer We have received order u/s 73 on February 27, 2025 in which the tax amount is Rs. 1.16m and the interest amount is Rs. 0.94m, and the penalty amount is Rs. 0.17 million. We accepted the demand of Rs. 0.15m (including interest & penalty) and filed appeal against the order for Rs. 2.12m(including interest & penalty) in May 2025.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

Department of Goods and Service Tax, Gujrat raised a query by Issuing DRC-01A dated June 14, 2024 for discrepancy in payment of Output tax Rs 0.08m and ITC difference Rs 0.93m. Subsequently, the department issued DRC-01 on November 11, 2024 with the demand of 1.85m.We have filed the reply dated December 11, 2024 on merits. We have received the order on January 20, 2025 with the demand of Tax Rs.0.078m, interest Rs. 0.060m and penalty Rs. 0.020m.The matter has been closed with demand of INR 0.16m. We have accepted the demand and will pay in due course.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received notice from Department of Goods and Service Tax (Govt. of Telangana) for the clarification related to output liability and excess claim of ITC and ineligible ITC claimed. We filed our reply on February 16, 2025 and also personally attended the hearing on February 17, 2025. We have received demand notice u/s 73 on February 19, 2025 in which tax is Rs. 0.19m and penalty is Rs. 0.02m

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received Show cause notice on November 21, 2024 from department of Goods and Service Tax Chhattisgarh for the clarification related to excess claim of input tax. We have received order u/s 73 on February 12, 2025 in which tax amount Rs. 0.12m and interest amount 0.083m, penalty amount is 0.02m. We have filed appeal against the order in the month of May-2025.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

The company received Show cause notice in March-2023, from department of Goods and Service Tax Haryana for the clarification related to excess claim of input tax in respect of party named “Starcrest service private limited”. We have received order u/s 73 on April 30, 2024 in which tax amount is Rs. 0.52m. We have filed appeal against the order in June-2025. Personal hearing for appeal has been attended virtually by consultant in Aug-2024. We have received the order in September 2024 against the appeal in which department ascertain the demand, on the assurance that amount paid, will be allowed as ITC, upon recovery from vendor by the department. The demand has been paid via DRC-03 vide ARN:AD0603250156095 on March 22, 2025.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

The company received Show cause notice in May-2024, from department of Goods and Service Tax Karnataka for the clarification related to short payment of tax, ineligible claim of input tax and late fee. We have filed response against the notice in July-2024. We have received order u/s 73 in August 2024 in which tax amount is Rs. 0.052m, Penalty Rs. 0.02m and late fee Rs. 0.029m. The demand of tax amount is Rs. 0.052m and late fee Rs. 0.029m has been paid via DRC-03 vide ARN:AD290325077846H on 20-3-2025. Further for waiver of amount of penalty under section 128A, SPL form has been filed on vide Reference No.: ZD2908241039633 in May 2025.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

The company received Show cause notice in May-2024, from department of Goods and Service Tax West Bengal for the clarification related to short payment of tax, excess claim of input tax in respect of non-filer dealer and exempt supply. We have filed response against the notice in July-2024. We have received order u/s 73 in August 2024 in which tax amount is Rs. 0.23m, interest Rs. 0.20m and Penalty Rs. 0.023m. The demand of tax amount is Rs. 0.23m has been paid via DRC-03 vide ARN: AD190325024978M on 19-3-2025. Further for waiver of amount of interest and penalty under section 128A, SPL form has been filed on vide Reference No.: ZD190824045854W in May 2025.

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

Assessment Year 2015-16

The assessment unit completed the proceedings on best judgement basis under section 144 of the Act and passed order dt. May 23, 2023 under section 147 r.w.s 144 of the Act, at an assessed at loss of Rs. 211.96m making an addition of excess claim of depreciation on Computer software amounting to Rs. 6.49m. Penalty proceedings were initiated by the Faceless Assessing officer for furnishing inaccurate particulars of its income. Subsequently, showcause notices were issued by Ld. AO for imposing penalty under section 271(1)(c) of the Act and thereafter, order u/s 271(1)(c) was passed by alleging that the Company has furnished inaccurate particulars of income to the extent of Rs.6.49m. Accordingly, penalty amounting to INR 1.95m being 100 percent of tax evaded is levied u/s.271(1)(c) of the Act. Detailed reply has been filed with Indian Tax Authorities (CIT(A)) on 20 November, 2024.

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

Matter has been remanded back by CESTAT to jurisdictional officers, and is pending adjudication.

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-11

In August 2011, following an audit by the service tax authorities, we were issued a notice pertaining to certain travel industry matters from fiscal years 2007-11, which involve a nuanced interpretation of Indian law. We responded to this in April 2012 and made an additional submission in July 2014. Subsequent to these proceedings, the Commissioner of Service Tax levied a demand for INR 237.6 million in service tax, accompanied by an equal penalty and additional interest at a specified rate. In response, we lodged an appeal against this order with the Customs, Excise, and Service Tax Appellate Tribunal (“CESTAT”) in January 2017.

Early Hearing petition was heard on April 5, 2024 and the matter has been listed for final hearing on April 29, 2024

The case has now been adjourned to June 10, 2024, due to ongoing election.

On June 10, 2024 a hearing date was scheduled and on July 18, 2024 the order was pronounced, receiving the final order in the favor of the company.

We have filed the refund application for the pre deposit amount of INR 17.82m. On July 10, 2025 the company has received the refund order of INR 17.82m along with applicable interest of 9.06m, however, the amount is yet to be received.

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

Goods and Service Tax Show Cause Notice-Fiscal Years 2018-19 to 2022-2023

In April 2024, we received ADT-01 from Office of Assistant Commissioner, Andhra Pradesh for the period April 2018 to March 2023 in respect of TCS-GST Audit under section 65 of the CGST Act. The company has submitted requisite details with the department in September-October 2024. The demand has been paid via DRC-03 Vide ARN: AD370125007340O in January 2025. The final order has been passed on February 2025 with demand of Rs.0.0096m (including interest, penalty and late fee)

Tax Matters Relating to Yatra Hotel Solutions Private Limited (formerly known as Desiya Online Travel Distribution Pvt. Ltd.)

Assessment Year 2015-16

In January 2018, the Indian income tax authorities issued a demand notice for INR 1.4 million for the assessment year 2015-16, disallowing an INR 3.4 million deduction for expenditure. We promptly appealed against this order in the same month and made a pre-deposit of INR 0.3 million. As of now, there has been no further communication on this matter.

The company has received an SCN on 16.07.2024. The company has appealed for adjournment on July 31, 2024 and adjournment letter is received on November 21, 2024. The company has filed the response on November 26, 2024 against the adjournment letter received on January 6, 2025. The company has received an order u/s 271(1)(c) dated January 6, 2025 for paying the demand u/s 156 of 10.64m. and provision for this demand has been created in the books of the company.

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

Department has filed an appeal sanctioned refund amount of INR 73.87 million on the ground that it is not substantiated that service tax refund is not hit by unjust enrichment. Further, it is not clear whether the service tax liability was pertaining to Kolkata service tax registration or Mumbai service tax registration and few other re-conciliation issues between financials and service tax return. In our view, for filing the appeal, the department has gone beyond the SCN and has raised grounds which were not raised at original adjudication stage. Further, documents submitted on record have not been considered while filing an appeal. The company is in the process of filing a reply and would do the same before hearing on May 15, 2024

A favorable order has been received in this case.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received Show cause notice on November 29, 2024 from department of Goods and Service Tax Maharashtra for the clarification related to excess claim of input tax. We have submitted response on December 31, 2024, wherein the company clarified that the ITC variance pertained to FY 2019-20 and was duly claimed in FY 2020-21. A personal hearing was attended in Feb-2025 and all relevant documents were submitted. Subsequently, we received the order on February 27, 2025, wherein a tax demand of Rs.0.61m, interest of Rs. 0.54m and penalty of Rs.0.06m was raised. The company has decided to contest the order and accordingly filed an appeal on May-2025 against the order.

Goods and Service Tax Summon-Fiscal Years 2018-19 to 2022-23

The company received offline summons from department of Goods and Service Tax, Maharashtra seeking clarification regarding the alleged excess claim of Input Tax Credit (ITC). The ITC in question pertains to FY 2019-20 and earlier years, which was claimed in FY 2020-21. The company has claimed legitimate ITC and it is strongly believed that the matter will be resolved upon submission of the requisite supporting documents.

Goods and Service Tax Show Cause Notice -Fiscal Years 2021-22

The company received notice ASMT-10 in February 2025 from department of Goods and Service Tax Maharashtra for the clarification related to excess claim of input tax. We have filed the reply in March-2025. We strongly believed that the case is meritorious, considering the facts which primarily pertains to the mismatch of the input tax credit recorded, where we have also seen that Indian Revenue Authorities are considering the facts basis which the discrepancies have been resolved in similar cases.

Tax Matters Relating to TSI Yatra Private Limited

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

On October 9, 2024 we received notice vide DIN: ITBA/NFAC/F/APL 1/2024-25/1069544546(1) form CIT(A) against which the reply was filed on October 16, 2024. On January 3, 2025, the company received the order u/s 250 (ITBA/NFAC/S/250/2024-25/1071864741(1)) for disallowing the expense in the nature of ESOP. We submitted the reply to the Commissioner of Income Tax (Appeal), Delhi, on October 16, 2024, in response to the notice issued on October 9, 2024, DIN: ITBA/NFAC/F/APL/1/2024-25/1069544546(1). Subsequently, the company received order u/s 250 dated January 3, 2025 which is not in our favor. The company will decide to appeal before ITAT. We have filed an appeal with ITAT against the said order on March 04, 2025

Assessment Year 2016-17

An order under section 201/201(1A) dated March 31, 2022, regarding the delay in furnishing the TDS certificate in form 16/16A within the time limit raising a demand of 1.31 million. The department has initiated the proceedings under section 272A(2)(g). On March 27, 2023, the department has issued the penalty order in continuation to the above proceeding under section 272A(2)(g). Against the above order, TSI has made the reply on November 1, 2023. However, the response made by TSI is not acceptable to the department. Subsequently, another order received on December 29, 2023 under section 272A(2)(g) regarding the same issue of delay in furnishing the TDS certificate in form 16/16A of amount 1.31m.

The appeal against the order was submitted to CIT(A), though after the due date, accompanied by a condonation application for the delay. Having an appeal filed after the stipulated time period CIT(A) would first decide whether the same should be admitted or not and a personal hearing is awaited in this regard.

Assessment Year 2022-23

The Company filed its income tax return for AY 2022-23 by declaring an income of 30.004 million. The return of income was processed u/s 154 read with section 143(1) of the Act at an income of 83.42 million with a demand of 16.42 million. Subsequently, the income tax assessment unit completed the proceedings & passed order under section 143(3) r.w.s 144B of the Act, at an assessed income of 179.2 million and raised a demand of 47.78 million. Being aggrieved with the impugned order, the Company has filed the present appeal on 20 April 2024. Prima facie, the authorities while making the above addition, have compared the closing ledger balances with the information reported in Company’s AIS report i.e. the amount of transactions in the financial year 2021-22 as reported by the suppliers has been compared with the closing balance as outstanding their ledger accounts. This mechanism adopted by the income tax authorities is incorrect at the first place itself and that the addition made pursuant to the same are liable to be deleted. Detailed reply with Indian Tax Authorities (CIT(A)) was filed on May 19, 2025.

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

The matter was heard in April 2024 and later on August 21, 2024. We have received the closure order on December 20, 2024 in the favour of the company and the refund of base amount of INR 17.4 million along with the applicable interest thereon of INR 7.99m dated July 08 2025.

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

Accordingly, appeal was filed before Commissioner (Appeals) on November 2, 2020 and personal hearing was granted on December 09, 2020. Yatra Online submitted the additional information sought by the officer pursuant to such hearing.

The Commissioner (Appeals) vide order dated February 12, 2021 has remanded back the matter for verification. Yatra Online through its authorized representatives have now approached the original authority for verification process.

Goods and Service Tax Show Cause Notice-Fiscal Years 2018-19 and 2019-2020

In Q4FY24 company has received three SCN notices from Haryana, Bangalore and West Bengal of amounting INR 4.24 million, 2.64 million and 2.66 million respectively, primary issue circles around mismatch between GSTR-2A an d GSTR-3B. The company has submitted the primary documents to the department and also attended a personal hearing with the department. The SCN has been dropped with nil demand in case of Bangalore and West Bengal as well in August 2024. In case of Haryana, appeal has been filed in July 2024 against the order issued in Q4FY24 and management is confident that on the basis of the merits of the cases the demand will be reduced and SCN will be dropped with the NIL demand.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received notice form Department of Goods and Service Tax Maharashtra dated November 29, 2024 for the clarification related to excess claim of input tax credit. The response to the notice was filed on December 31, 2024, in which the company has clarify that ITC difference belongs to FY 2019-20 which has been claimed in FY 20-21.

Personal hearing has been attended and document submitted. We have received order on February 27, 2025 in which tax amount Rs. 0.61m and interest Rs. 0.54m and penalty Rs. 0.06 million, we are planning to file appeal against the order.

Goods and Service Tax Show Cause Notice-Fiscal Years 2021-22

The company received notice form Department of Goods and Service Tax Maharashtra for excess ITC availed in GSTR-09 GSTR 3B -GSTR 2A. We have filed the reply on 17.03.25. The matter of ITC difference belongs to 20-21 ITC claimed in 21-22 & ITC of 20-21 booked and claim later in 20-21 the demand amount is INR 1.79 million the company have claimed legitimate ITC and the matter will be dropped.

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

The company received Show cause notice in March 2023, from department of Goods and Service Tax Haryana for the clarification related to excess claim of input tax in respect of party named “Starcrest service private limited”. We have received order u/s 73 on April 30, 2024 in which tax amount is Rs. 0.12m. We have filed appeal against the order in June-2025. Personal hearing for appeal has been attended virtually by consultant in August 2024. We have received the order in September 2024 against the appeal in which department ascertain the demand, on the assurance that amount paid, will be allowed as ITC, upon recovery from vendor by the department. The demand has been paid via DRC-03 vide ARN: AD0603250156095 on 22 March 2025.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received Show cause notice in November 2024 following ASMT-10 & DRC-01A, from department of Goods and Service Tax, Karnataka, raising a demand of tax Rs.0.93m, interest Rs.0.77m, and penalty Rs. 0.11m. The company filed its response on December 26, 2024, explaining the differences in output tax and input tax and justifying that there was no requirement to reverse the ITC. A personal hearing was attended by the consultant in February 2025. An additional reply was submitted along with Form DRC-03 (ARN: AD290225048040G) on February 21, 2025, with a payment of Rs.0.060m. Supporting documents were also furnished during hearing and in additional response. After submitting all documents, payments and hearings, the matter was closed in April 2025 with nil demand.

Goods and Service Tax Show Cause Notice-Fiscal Years 2017-18

The company received Show cause notice in August 24 from department of Goods and Service Tax, Haryana, for alleged short payment of output tax amounting to Rs. 1.75m, along with interest of Rs. 2.13m and a penalty of Rs. 1.75m. In response, the company submitted a reply on September 3, 2024, clarifying that the tax amount in question had already been paid via Form DRC-03 on December 6, 2019. A personal hearing was attended, during which the matter was discussed with the concerned officer. Subsequently, the company received an order in Form DRC-07 dated January 14, 2025, wherein the tax amount of Rs. 1.75m was dropped and only the interest amount of Rs. 0.63m was confirmed as payable. As the principal tax liability had already been discharged earlier, an application has been filed on the SPL portal along with a covering letter in May 2025 seeking a waiver of the interest under the GST Amnesty Scheme.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received ASMT-10 on October 15, 2024 from department of Goods and Service Tax Haryana, for the clarification related to difference in seeking clarification on various matters including differences in output tax, input tax, ineligible ITC, outstanding trade payables and other income detail (multiple points). Thereafter, the company filed the response to the above notice on November 15, 2024. Subsequently, the department issued DRC-01 on November 27, 2024 with the demand of Rs.22m. The response to the notice was filed on December 27, 2024, in which the company has provided detailed reconciliation of ITC differences along with supporting documents and explanations for the other points raised. Personal hearings have also been attended by the consultant, where the reasons were explained to the tax officer. We have received order u/s 73 on February 26, 2025 in which tax amount Rs.0.32m, interest Rs. 0.23m and Penalty Rs. 0.03m. The company has accepted the demand and will be making the payment in due course.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received Show cause notice on November 2024 from department of Goods and Service Tax Uttar Pradesh, for the clarification related to difference in seeking clarification on excess claim of input tax, difference in credit notes issued with the demand of Rs.0.7m. The response to the notice was filed on December 28, 2024, in which the company has provided reconciliation of ITC differences along with supporting documents. Personal hearings have also been attended by the consultant, where the reasons were explained to the tax officer. We have received order u/s 73 on February 22, 2025 in which tax amount Rs. Rs.0.03m, interest Rs. 0.020m and Penalty Rs. 0.020m. The company has accepted the demand and will be making the payment in due course.

Goods and Service Tax Notice-Fiscal Years 2024-25

The company received ASMT-10 in December 2024 from department of Goods and Service Tax Uttar Pradesh, for the clarification related to difference in seeking clarification on excess claim of input tax, with the demand of Rs.0.01m for the period (October 2024). The response to the notice was filed on January 2025, in which the company has provided reconciliation of ITC differences along with supporting documents. Management is confident that on the basis of the merits of the cases the demand will be reduced and notice will be dropped with the NIL demand.

Goods and Service Tax Notice-Fiscal Years 2024-25

The company received ASMT-10 in January 2025 from department of Goods and Service Tax Uttar Pradesh, for the clarification related to difference in seeking clarification on excess claim of input tax, with the demand of Rs.0.01m for the period (November 2024). Management is confident that on the basis of the merits of the cases the demand will be reduced and notice will be dropped with the NIL demand.

Goods and Service Tax Notice-Fiscal Years 2024-25

The company received ASMT-10 in February 2025 from department of Goods and Service Tax Uttar Pradesh, for the clarification related to difference in seeking clarification on excess claim of input tax, with the demand of Rs.0.005m for the period (December 2024). The response to the notice was filed on March 2025, in which the company has provided reconciliation of ITC differences along with supporting documents. Management is confident that on the basis of the merits of the cases the demand will be reduced and notice will be dropped with the NIL demand.

Goods and Service Tax Notice-Fiscal Years 2024-25

The company received ASMT-10 in March 2025 from department of Goods and Service Tax Uttar Pradesh, for the clarification related to difference in seeking clarification on excess claim of input tax, with the demand of Rs.0.01m for the period (January 2025). The response to the notice was filed on April-25, in which the company has provided reconciliation of ITC differences along with supporting documents. Management is confident that on the basis of the merits of the cases the demand will be reduced and SCN will be dropped with the NIL demand.

Goods and Service Tax Notice-Fiscal Years 2020-21

The company received notice DRC-01A (offline) on Oct-24 from department of Goods and Service Tax Punjab, for the clarification related to difference in seeking clarification on excess claim of input tax, with the demand of Rs.0.60m. The response to the notice was filed in November 2024 through mail, in which the company has provided reconciliation of ITC differences along with supporting documents. Management is confident that on the basis of the merits of the cases the demand will be reduced and notice will be dropped with the NIL demand. We are now waiting for further communication from the department.

Goods and Service Tax Notice-Fiscal Years 2019-20

The company received Show cause notice in May-2024, from department of Goods and Service Tax Haryana for the clarification related to various matters including differences in output tax, input tax, ineligible ITC, outstanding trade payables and other income detail (multiple points). We have filed response against the notice in June-2024. We have received order u/s 73 in August 2024 in which tax amount is Rs. 0.35m, interest Rs.0.32m and Penalty Rs. 0.035m. The demand of tax amount is Rs. 0.35m has been paid via DRC-03 vide ARN : AD060325000884A on March 3, 2025. Further for waiver of amount of interest and penalty under section 128A, SPL form has been filed on vide Reference No.: ZD0608240424883 in May 2025.

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

In January 2022, we have received assessment order dated Sep 17, 2021, towards recovery of demand. A demand of INR 74.40 million was raised and we submitted our reply on January 9, 2022. We also filed an appeal against the matter in CIT(A) in February 2022.

On November 30, 2022, we were issued an order on the application of stay of demand against a payment of 10% of the total demand in 6 equal installments so that the payment towards the balance amount can be stayed. The Company has been adhering to the payment scheduled and the matter is awaited to be heard before the officer.

The company received order u/s 250 dated 28.03.2025 from CIT(A) which is in our favour and matter remanded back to the AO for the fresh adjudication.

Service Tax Intimation for audit of fiscal Years 2015-16 - 2017-18 (up to June, 2017)

In January 2021, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from fiscal Years 2015-16 to 2017-18. The required information has been submitted to the concerned authorities.

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

We have received order u/s 250 dated September 16, 2025 in which The JAO ought to have reduced the infructuous demand through an order of rectification u/s 154 However, since the demand created,may be due to technical glitches in CPC, is found to be needless, the JAO was directed to delete the same and grant relief to the company. as a result the order received in favor of company.

Assessment Year 2022-23

The Assessment Unit of the NATIONAL FACELESS APPEAL CENTRE (NFAC) issued an assessment order dated March 27, 2024, along with a demand notice under section 144 read with section 144B, for an amount of 527.62m. We filed a stay of demand on June 20, 2024 and subsequently appealed to the Joint Commissioner (Appeals) or the Commissioner of Income-tax (Appeals) on June 19, 2024. Additions made; (1) Addition for unexplained Expenditure u/s 69C Rs. 84.8m. (2) Addition for unexplained Cash Credit u/s 68 Rs. 458.4m (3) Addition for Advance from customers: Rs. 85.5m (4) Disallowance u/s 40(a)(i) Rs. 6.84m.

Assessment FY 2018-19 to FY 2020-21

Notice was issued by Investigation Wing seeking certain details/documents from FY 2018-19 to FY 2020-21 regarding Credit cards pertains to the company, Computation of Income, Balance Sheet and Nature of Business Activity. Response to the notice was filed on September 5, 2024, October 3, 2024 and October 14, 2024 manually before the department, Credit Card Numbers from FY 2018-19 to FY 2020-21 submitted with officer on December 06, 2024. No further notice or query received from officer

Service Tax Show Cause and Demand Notice-Fiscal Years 2005-12

In November 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for the period October 2005- September 2010 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. The aggregate value of demand for the show cause notice above is approximately INR 3.2 million along with a penalty of INR 3.2 million and interest at an appropriate rate raised by the Additional Commissioner of Service Tax. An appeal was filed before Commissioner of Central Excise (Appeals) in February 2012. The matter was scheduled for hearing on March 6, 2018. As per the orders dated May 9, 2018, service tax demand was confirmed under the normal period limitation along with the interest but no penalty was imposed.

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

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18, 2018-19, 2019-20 and 2020-21

A summon for personal hearing was received for block financial year periods between FY 2017-18 to 2020-21 (up to December 2020) from Karnataka jurisdiction The issue primarily involves reconciliations of GSTR3B and GSTR2A

We received a SCN on September 29, 2022, to pay the amount of penalty amounting to 25% of the demand against which an appropriate response has been filed along with a suomoto payment of INR 10.09 million. The company has received demand order Rs.11.74m in February 2025. Basis this, we strongly believe that the merits are strong for the subject matter, accordingly appeal has been filed in 2025.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2019-20

On November 27 2021, we received show cause notice from Office of Assistant Commissioner, Telangana for the Financial Year 2019-20 in respect of input tax credit wrongly availed or utilized. The aggregate value of demand is approximately INR 0.06 million. We have submitted our reply to notice in December 24, 2021. There is no further update from the department. The Order has been dropped with no demand in March 2024

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

On September 13, 2022, we received the notice regarding discrepancies in return filed primarily pertaining to the differences between GSTR-3B and GSTR-1 for the period 2017-18 from Mumbai jurisdiction.

We deposited the tax liability for differences of INR 1.16 million on November 29, 2022. Further, we submitted latest response to the said notice on December 15, 2022, and the aggregate demand being INR 0.01 million. There is no further update from the department. The demand order has been issued in February 2025 for Rs. 24m. We strongly believe that the merits are strong for the subject matter and accordingly appeal has been filed in 2025

Goods and Service Tax Show Cause Audit Fiscal Years 2017-18 to Fiscal Years 2020-21

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

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

Yatra for Business has received Show Cause Notice from the Telangana Adjudicating Authority on the issue were the primary issue circles around mismatch between GSTR1 and GSTR3B. Accordingly, the department has only alleged for a tax demand amounting to INR 14.7m Subsequently, the company has received DRC07 on December 31, 2023 with the final liability of 0.53m excluding interest. The company has filed an appeal against the order in the month of Mar-2024. The demands were created on three major issues, one of which Demand has been accepted and the corresponding liability has already been paid. The other two issues are: 1. Late fees - Amount demanded in OIO was already paid before the Audit process. The OIO has not taken into consideration that the late fees amount under dispute were already paid by the company at the time of filing of GSTR-3B and GSTR-9 and therefore, the demand issued in this regards is invalid and bad in law. 2. Variance in Output Tax - The OIO has created demand relating to outward supply on assumptions without taking into consideration the submission and reconciliation submitted by the company. The demand created by the OIO on account of under declaration of taxable turnover is grossly wrong and in violation of the Principles of Natural Justice and Sec 75(7) of the GST Act, 2017; as the allegation in this regard was never made in the defective notice issued during the proceedings. Accordingly, the demand created is void-ab-initio.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2017-18

Yatra for Business has received Show Cause Notice No. 13/2023-24 AC- DIV5 from the Bangalore Adjudicating Authority on the issue were the primary issue circles around mismatch between GSTR1 and GSTR3B for FY 2017-18. Accordingly, the department has only alleged for a tax demand amounting to INR 17.09m. The required reconciliations and other essential documents have been submitted to the officer. Based on the merits we have a good chance that the SCN will be dropped by the officer. The appeal has been filed in 2025

Goods and Service Tax Show Cause Notice-Fiscal Years 2019-20

Yatra for business has received notice in form ADT-01 for conducting Departmental GST audit u/s 65, accordingly department asked the company for submission of preliminary information.

We have received DRC-01 in May-24, with demand of Rs. 11.97m (including penalty and fee). We have filed response against the notice in July-2024. We have received order u/s 73 (ref ZD360824095964N) in August 2024 in which tax amount is Rs. 0.046m, Penalty Rs.0.030m and Rs. 0.018m. The demand of tax Rs.0.046m and fee of Rs. 0.018m has been paid via DRC-03 vide ARN: AD360325029122I on March- 2025. Further for waiver of amount of penalty under section 128A, SPL form has been filed on vide Reference No.: ZD360824095964N in May-2025.

The company received an offline ASMT-10 notice dated September 25, 2024, from department of Goods and Service Tax, Delhi seeking clarification on a difference in output tax amounting to Rs. 0.02m and excess claimed ITC of Rs. 6.68m. The company submitted its response offline on 23.10.2024, explaining the differences between output tax and input tax and provided justifications for not reversing the ITC as mentioned in the notice. Personal hearings were also attended by the consultant to support the case. Subsequently, DRC-01 show cause notice was issued in Nov-24 with a reduced tax demand of Rs. 6.47m. The company filed its response on December 2024, accepting the output tax liability of Rs. 0.02m and clarifying the ITC difference with a comparison between GSTR-3B and Table 8A. Management is confident that on the basis of the merits of the cases the demand will be reduced and SCN will be dropped with the NIL demand.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received show cause notice November 2024, from department of Goods and Service Tax, Tamil-Nadu, seeking clarification on excess claim of input tax credit and late fee due to delay in filing GSTR-1, amounting of Rs. 4.13m. The company filed its response on January 25, clarifying the ITC difference with a comparison between GSTR-3B and Table 8A. Personal hearing was also attended by consultant. Later, we have received order u/s 73 in February 2025 in which demand raised for late fee amount Rs. 0.013m. We have accepted the demand and will pay in due course.

Tax Matters Relating to Yatra Online Freight Services Private Limited

Assessment Year 2022-23

The Company filed its income tax return for Assessment Year (AY) 2022–23 declaring a loss of INR 106m. However, the assessment was completed on a best judgment basis under Section 143(3) read with Section 144B of the Income-tax Act, 1961. An order dated 24th March 2024 was passed, assessing the income at ₹712.66 million and raising a demand of ₹236.49 million.

The primary reason for the addition of income was the non-reconciliation between turnover reported in the audited financial statements and that reported on the GST portal. Aggrieved by the assessment order, the Company has filed an appeal with CIT(A) on April 20, 2024.

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

Tax Matters Relating to Globe All India Services Limited

Service Tax matter

SCN was raised by the adjudicating authority on the ground that there was non-disclosure of income in ST-3 returns under Tour operator services raising a demand of INR 6.11m

The contention of the Company is that the credit notes were not properly disclosed in ST-3 rerturns. The same were however produced at the time of audit to the authorities Inspite of the same being produced along with reconciliation with book of accounts, the same was not considered in OIO and OIA.

Therefore, the Company has filed an appeal before CESTAT, Chennai on the following grounds:

- Credit notes have been produced along with proper reconciliation. The same were not considered earlier (during adjudication and first appellate stage) and should be considered now;

- The OIA passed traverses beyond the grounds mentioned in the SCN;

- CA Certificate has been submitted certifying the reconciliations with books of accounts

Goods and Service Tax

The said demand was raised for INR 0.60m on account of difference between GSTR-1 and GSTR-3B for the said period.

The submissions and differences in relation to the above differences were duly explained in the reply to SCN. However, the same have not been considered while passing the order. Being aggrieved by the said order, the Company has filed an appeal against the on the following grounds:

- Submissions were not considered before passing the order;

- Audit cannot be conducted under section 73 of CGST Act, 2017;

- similar proceedings were initiated by other authorities at the time of GST

- Audit u/s 65 and were dropped while issuing ADT-02. Therefore, smae issue should not be taken up again.

Goods and Service Tax

The demand raised for INR 15.15m upon the Company is in relation to difference between GSTR-1 and GSTR-3B filed by the Company.

As explained by the Company, at the time of adjudication, the reasons for difference were issuance of credit notes which led to difference in values reported in GSTR-1 and GSTR-3B primarily on account of differences arising out of negative liability between GSTR-1 and GSTR-3B.

The Company has already filed an appeal and the matter being factual in nature is defendable on following grounds:

- Month-wise explanations as given by the Company in the appeal and adjudication;

- Issuance of credit note leading to negative tax liability which is adjusted in subsequent months (thereby leading to a month on month difference);

- SCN is defective.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries:

Organization Structure as on March 31, 2025

* Certain Terrapin Acquisition Corp.’s founder stockholders own Class F shares in Yatra Online and have an exchange right to acquire ordinary shares of Yatra Online.

** Public Shareholders hold 35.539% of outstanding Equity Shares of Yatra India.

D. Property, Plants and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 89,100, square feet facilities across 17 cities, including approximately 54,599 square feet in Gurgaon, approximately 10,889 square feet in Mumbai, approximately 46015 square feet in Bangalore approximately 4,280 square feet in Chennai, approximately 3,250 square feet in Delhi, approximately 3,036 square feet in Kolkata, and 2,100 square feet in Pune.

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

Overview

Yatra is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 15.6 million travelers that have booked their travel through us as of March 31, 2025. We have the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2,650,775 tie-ups, as of March 31, 2025.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays, and other accommodations, with approximately 80,685 hotels and homestays in approximately 1,497 cities and towns across India and more than 2 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 803 holiday packages and more than 2,993 other activities such as tours, sightseeing, shows and events.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Reserve Bank of India, India’s GDP growth came in at 6.5. % for fiscal year 2025 versus 8.2% in fiscal year 2024 and 7% in fiscal year 2023. The Reserve Bank of India is forecasting GDP growth of 7.2% for fiscal year 2025. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with over 1,300 large corporate customers and approximately 58,983 registered small and medium-sized (“SME”) customers as of March 31, 2025 and one of the largest consumer online travel companies (“OTC”) in the country in terms of gross booking revenue for fiscal year 2023 (Source: CRISIL Report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: business to consumer (“B2C”) and business to business (“B2B”) which includes business-to-enterprise and business-to-agents. We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 55,312 travel agents in approximately 1,300 cities across India as of March 31, 2025.

We generate revenue through three main lines of business: (1) Air Ticketing, (2) Hotels and Packages (including MICE) and (3) Other Services. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, business to business to consumer (“B2B2C”) travel agents and corporate client implants. Sales in our Hotels and Packages (including MICE) Business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and call centers. We also generate revenue through sales of travel vouchers and coupons, advertising from third parties, including advertisements on our websites by facilitating access to travel insurance, and through online sale of bus tickets, rail and cab services and other ancillary travel services.

In our Air Ticketing Business, revenue from airline ticket sales, encompassing commissions, incentives, and fees, is recognized on a net basis. Airline incentives are accounted for once the performance criteria stipulated in the incentive plans are met or are anticipated to be met by the close of respective periods.

In our Hotels and Packages (including MICE) Business, revenue from hotel reservations, including commissions and incentives, is recognized on a net basis. Revenue from tours and packages, including revenue on airline tickets sold to customers as a part of tours and packages, is accounted for on a gross basis as we are determined to be the primary obligor in the arrangement as the risks and responsibilities are taken by us, including the responsibility for delivery of services. The cost of delivering such services includes the cost of hotel, airlines and package services and is disclosed as service cost.

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

Recent Developments

1.	On September 02, 2024, Yatra India, entered into a share purchase agreement (the “SPA”) to acquire all of the issued and paid-up equity share capital of GAISL from Ramkrishna Forgings Limited (“Seller”) for an aggregate purchase price of INR 128,00,00,000 (~USD 15.25 million), after net debt and working capital adjustments (the “Acquisition”). The Parties to the SPA had completed the closing conditions to the SPA on September 11, 2024, in relation to Acquisition by the Yatra India of all of the issued and paid-up equity share capital, i.e., 47,87,650 (forty seven lakh eighty seven thousand six hundred and fifty) equity shares (each having a face value of INR 10/- (Rupees Ten only)), of GAISL, from the Seller, in accordance with the terms of the SPA.

2.

On August 12, 2024, the Board of Directors of Yatra India approved a Composite Scheme of Amalgamation (“Scheme”) involving Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively referred to as the “Amalgamating Companies”). The primary objective of this amalgamation is to simplify management, operational, and corporate structures, thereby enhancing efficiencies and generating synergies. The management of Yatra India believes that, among other benefits, the Amalgamated Company will achieve greater operational and economic efficiency. This will be accomplished through the pooling and more effective utilization of combined resources, reducing overhead costs and expenses, achieving economies of scale, eliminating duplication of work, and rationalizing compliance requirements. The NCLT had delivered an order dated February 07, 2025 allowing the first motion application. Subsequently, Yatra India had filed the second motion application with NCLT for approval, which NCLT allowed via an order dated July 10, 2025. The Scheme is subject to additional requisite approvals/consents, as may be required in this regard.

3.	On April 15, 2025, we received a letter from the Staff of Nasdaq notifying us that, for the period from March 3, 2025 to April 14, 2025, our ordinary shares had not maintained the Minimum Bid Price Requirement pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of our ordinary shares from The Nasdaq Capital Market. In accordance with the Compliance Period Rule, we have been provided an initial period of 180 calendar days, or until October 13, 2025, to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for our ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to us that we comply with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If we do not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and we would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary. We intend to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, which could include seeking to effect a reverse stock split. However, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements.

4.	During the quarter ended December 31, 2024 and subsequently, the Yatra India received three anonymous whistleblower complaints with certain generic allegations of irregularities. The Yatra India board of directors appointed an independent committee (comprising of independent directors) to look into this matter, which had appointed an external law firm to undertake preliminary investigation to ascertain veracity of such allegations. Based on the outcome of the investigation conducted, nothing has emerged indicating any fraud or an adverse impact on our financial statements of and these complaints do not warrant any further action and accordingly stand closed.

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

	Year ended March 31
	2023	2024	2025
Gross Bookings*
Air Ticketing	56,408,351	64,950,106	55,272,782
Hotels and Packages (including MICE)	8,178,106	8,758,863	13,053,414
Other Services	2,811,038	2,239,056	2,583,970
Total	67,397,495	75,948,025	70,910,166

*Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

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

For further description of our segments, see Note 5 to our 2025 Consolidated Financial Statements.

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Margin, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages (including MICE)			Other Services
Amount in INR thousands except %	2023	2024	2025	2023	2024	2025	2023	2024	2025
Revenue	1,779,972	1,729,305	1,925,254	1,471,270	1,693,962	5,138,044	154,305	160,531	320,165
Add.Customer promotional expenses	2,555,320	2,773,118	1,662,928	263,756	312,206	350,741	23,380	18,544	15,858
Service cost		-	-	(669,098)	(866,039)	(4,016,080)	-	-	(22,966)
Adjusted Margin	4,335,292	4,502,423	3,588,182	1,065,928	1,140,129	1,472,705	177,685	179,075	313,057

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

The following table sets forth the Gross Bookings, Adjusted Margin and Adjusted Margin % for our Air Ticketing Business and our Hotels and Packages Business for the periods indicated:

	Fiscal Year ended March 31,
	2023	2024	2025
Figures in thousands
Quantitative details*
Air Passengers	5,601	6,945	5,268
Hotel room nights	1753	1,692	1,663
Holiday packages passengers travelled	21	24	61
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	56,408,351	64,950,106	55,272,782
Hotels and Packages (including MICE)	8,178,106	8,758,863	13,053,414
Other Services	2,811,038	2,239,056	2,583,970
Total	67,397,495	75,948,025	70,910,166
Adjusted Margin***
Air Ticketing	4,335,292	4,502,423	3,588,182
Hotels and Packages (including MICE)	1,065,927	1,140,129	1,472,706
Other Services****	177,685	179,075	313,057
Others	574,237	708,461	680,015
Net Revenue Margin %
Air Ticketing	7.7%	6.9%	6.5%
Hotels and Packages (including MICE)	13.0%	13.0%	11.3%
Other Services	6.3%	8.0%	12.1%

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

Changes in Our Business Mix and Net Margins. We generate revenue primarily through two main lines of business: (1) Air Ticketing Business and (2) Hotels and Packages Business (including MICE). Income from the sale of Airline Tickets, including commission, incentives and fees, is recognized on a net commission earned basis. In our Hotels and Packages Business, income from hotel reservations, including commissions and incentives, is recognized on a net commission earned basis. Our Hotels and Packages Business has historically yielded higher margins than our Air Ticketing Business. In Fiscal years of 2023, 2024 and 2025, we generated 77.7% 77.3% and 66.8% of our Adjusted Margin from our Air Ticketing Business, 19.1%, 19.6% and 27.4% of our Adjusted Margin from our Hotels and Packages Business, respectively. Our net margin from Hotels and Packages Business in fiscal years 2023, 2024 and 2025 were 13.0%, 13.0% and 11.3% and our net margin from Air Ticketing Business in fiscal years 2023, 2024 and 2025 were 7.7%, 6.9% and 6.5%. We believe that as a result of the fragmented nature of the Hotels and Packages Business, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Our capacity additions in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

Cost Efficiently Attracting New B2C Customers Through the B2E Channel and Expansion of Customer Base. Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ approximately 9 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost-effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

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

Inorganic Growth through Strategic Acquisitions. In addition to the organic growth of our operations, we have a track record of inorganic growth through strategic acquisitions that supplement our business verticals. In 2010, we acquired TSI Yatra Private Limited in order to expand our B2B2C business, particularly our international Air Ticketing Business for SME’s. Pursuant to share purchase agreement dated June 27, 2012, we acquired 100% stake in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited from TG India Holdings Company and Travelocity.com Private Limited. Further, pursuant to share purchase agreement dated July 20, 2017, as amended, our Company acquired 100% stake in Yatra For Business Private Limited. Our Company has also acquired 100% stake in Travel.Co.In Private Limited (formerly known as Travel.Co.In Limited), pursuant to share purchase agreement dated February 8, 2019 and acquired, the corporate travel business of PL Worldways, which further reinforced our leadership position in the B2E travel segment. On September 02, 2024, Yatra India, had entered into the SPA to acquire all of the issued and paid-up equity share capital of GAISL from the seller and completed the closing conditions to the SPA on September 11, 2024 solidifying its position further into the B2E travel segment.

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

Corporate laws including Companies Act, 2013 read with rules made thereunder, Foreign Exchange Management Act, 1999 read with rules and regulations made thereunder, SEBI Act, 1992 read with rules and regulations made thereunder are also evolving over time with specific focus on enhanced corporate governance requirements, ESG disclosures, comprehensive regulatory reporting and disclosures frameworks, and stricter insider trading norms.

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

Our reportable segments are: (1) Air Ticketing, (2) Hotels and Packages (including MICE)and (3) Other Services. Our reportable segments are determined based on how our chief operating decision maker reviews our business, regularly assesses information, and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the Company is our chief executive officer.

For further description of our segments, see Note 5 to our 2025 Consolidated Financial Statements.

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

Hotels and Packages (including MICE). Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis.

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

Basis of Preparation

The 2025 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The 2025 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

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

Hotels and Packages (including MICE)

Revenue from hotel reservation is recognized as an agent on a net commission earned basis. Revenue from service fee from customer is recognized on earned basis. Both the performance obligations are satisfied on the date of hotel booking. We record an allowance for cancellations at the time of booking on this revenue based on historical experience.

Revenue from packages (including MICE) are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

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

The Group receives upfront fee from GDS providers for facilitating the booking of airline tickets on its website or other distribution channels to travel agents for using their system which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue under contract liabilities. The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives and select loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

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

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is higher of value in use and fair value less cost of disposal (FVLCOD). The Group first determines value in use to calculate recoverable amount. If value in use calculation indicates impairment, then fair value less cost of disposal is also determined. The value in use calculation is based on a discounted cash flow (DCF) model. The cash flows are derived from the budget approved by the management for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. After budget period, cash flow is determined based on extrapolation. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The FVLCOD calculations are determined by considering median quartile of EBITDA multiple to enterprise value of comparable companies (‘EBITDA market multiple’) and thereafter applying discount to reflect the risk relating to business of the above-mentioned CGUs. The resultant EBITDA market multiple is applied to the EBITDA for the year of relevant CGUs to determine the FVLCOD. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group.

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

h)	Recognition of variable consideration incentives pertaining to air ticketing

The Company receives incentives from GDS providers for achieving minimum performance thresholds of ticket segments sales over the term of the agreement. The Company does not have a right to payment until the ticket segment thresholds as agreed are met. The Company estimates variable considerations (i.e., incentives) to be included in the transaction price which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For doing such assessment, management considers various assumptions which primarily includes the Company’s estimated air ticket sales growth rates and the impact of marketing initiatives on the Company’s ability to achieve sales targets set by the GDS providers. These assumptions are forward looking and could be affected by future economic and market conditions.

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2025 Consolidated Financial Statements:

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

Results of Operations

Convenience Translation

The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2025, the consolidated statement of financial position as of March 31, 2025, the consolidated statement of cash flows for year ended March 31, 2025, were converted into U.S. dollars at the exchange rate of 85.43 INR per USD, which is based on the noon buying rate as at March 31, 2025, in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

Results of Fiscal Year Ended March 31, 2025, Compared to Fiscal Year Ended March 31, 2024

The Company’s financial and operating results for the year ended March 31, 2025, include the financial and operating results of GAISL from September 11, 2024, to March 31, 2025. Accordingly, the reported results for the year ended March 31, 2025, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the year ended March 31, 2024, which exclude the impact of consolidation of GAISL.

	Fiscal Year Ended March 31,
	2024		2025
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	4,189,897	100.0	7,954,522	100.0
Other Income	102,362	2.4	108,957	1.4
Service cost	866,039	20.7	4,039,046	50.8
Personnel expenses	1,348,215	32.2	1,596,258	20.1
Marketing and sales promotion expenses	459,935	11.0	430,106	5.4
Other operating expenses	1,579,352	37.7	1,779,465	22.4
Depreciation and amortization	197,527	4.7	308,899	3.9
Impairment of loan to joint venture	-	-	-	-
Results from operations	(158,809)	(3.8)	(90,295)	(1.1)
Finance income	170,714	4.1	207,824	2.6
Finance costs	(286,998)	(6.8)	(106,877)	(1.3)
Listing and related expenses	(54,238)	(1.3)	-	-
Change in fair value of warrants	-	-	-	-
Profit/(Loss) before income taxes	(329,331)	(7.9)	10,652	0.1
Income tax expense	(37,174)	(0.9)	12,849	0.2
Profit/(Loss) for the year	(366,505)	(8.8)	23,501	0.3
Basic Loss per share	(5.60)		(1.73)
Diluted Loss per share	(5.60)		(1.73)

Revenue. We generated revenue of INR 7,954.5 million (USD 93.1 million) in the year ended March 31, 2025, an increase of 89.9% compared with 4,189.9 million (USD 49.0 million) in year ended March 31, 2024. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our MICE business and full quarter impact of our recent acquisition of GAISL.

Service cost. Our service cost increased to INR 4,039.0 million (USD 47.3 million) in the year ended March 31, 2025 from INR 866.0 million (USD 10.1 million) in the year ended March 31, 2024 primarily on account of increase in our Hotels and Packages business due to MICE business and full quarter impact of our recent acquisition of GAISL.

Air Ticketing. Revenue from our Air Ticketing business was INR 1,925.3 million (USD 22.5 million) in the year ended March 31, 2025 against INR 1,729.3 million (USD 20.2 million) in the year ended March 31, 2024.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 3,588.1 million (USD 42.0 million) in the year ended March 31, 2025 against INR 4,502.4 million (USD 52.7 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin (1) for Air Ticketing includes the addition of INR 1,662.9 million (USD 19.5 million) in the year ended March 31, 2025 against INR 2,773.1 million (USD 32.5 million) in the year ended March 31, 2024 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. This decrease in Adjusted Margin is on account of decrease in air gross booking value by 20.3% and lower airline incentive deals in the year ended March 31, 2025 as compared to year ended March 31, 2024.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 5,138.0 million (USD 60.1 million) in the year ended March 31, 2025 against INR 1,694.0 million (USD 19.8 million) in the year ended March 31, 2024.

Adjusted Margin (1) for this segment increased by 29.2% to INR 1,472.7 million (USD 17.2 million) in the year ended March 31, 2025 from INR 1,140.1 million (USD 13.3 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 350.7 million (USD 4.1 million) against INR 312.2 million (USD 3.7 million) in the year ended March 31, 2024, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in adjusted margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full quarter impact of our recent acquisition of GAISL.

Other Services. Our income from Other Services was INR 320.1 million (USD 3.7 million) in the year ended March 31, 2025, an increase from INR 160.5 million (USD 1.9 million) in the year ended March 31, 2024. The increase in Adjusted Margin on account of full year impact of GAISL and increase in IT services revenue.

Adjusted Margin for this segment increased by 74.8% to INR 313.0 million (USD 3.7 million) in the year ended March 31, 2025 from INR 179.1 million (USD 2.1 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin includes add-back of INR 15.9 million (USD 0.2 million) in the year ended March 31, 2024 against INR 18.5 million (USD 0.2 million) in the year ended March 31, 2024 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin on account of impact of GAISL and increase in IT services revenue.

Other Revenue. Our Other Revenue was INR 571.1 million (USD 6.7 million) in the year months ended March 31, 2025, a decrease from INR 606.1 million (USD 7.1 million) in the year months ended March 31, 2024 due to a decrease in advertising revenue.

Other Income. Our other income increased to INR 109.0 million (USD 1.3 million) in the year ended March 31, 2025 from INR 102.4 million (USD 1.2 million) in the year ended March 31, 2024.

Personnel Expenses. Our personnel expenses increased by 18.4% to INR 1,596.2 million (USD 18.7 million) in the year ended March 31, 2025 from INR 1,348.2 million (USD 15.8 million) in the year ended March 31, 2024. Excluding employee share-based compensation costs of INR 124.8 million (USD 1.5 million) in the year ended March 31, 2025 from INR 229.3 million (USD 2.7 million) in the year ended March 31, 2024, personnel expenses increased by 31.5% in the year ended March 31, 2024 on account of increase in our leadership strength (to venture into new business/ product), impact of GAISL acquisition and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 6.5% to INR 430.1 million (USD 5.0 million) in the year ended March 31, 2025 from INR 459.9 million (USD 5.4 million) in the year ended March 31, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 2,459.6 million (USD 28.8 million) against INR 3,563.8 million (USD 41.7 million) in the year ended March 31, 2024, a decrease of 31.0% year-over-year on account of optimization of discount across all the businesses.

Other Operating Expenses. Other operating expenses increased by 12.7% to INR 1,779.5 million (USD 20.8 million) in the year ended March 31, 2024 from INR 1,579.4 million (USD 18.5 million) in the year ended March 31, 2024. The increase is mainly on account of GAISL acquisition.

Adjusted EBITDA Profit(1). Due to the forgoing factors, Adjusted EBITDA Profit(1) increased by 28.1% to INR 343.4 million (USD 4.0 million) in the year ended March 31, 2025 from Adjusted EBITDA Profit(1) of INR 268.0 million (USD 3.1 million) in the year ended March 31, 2024.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 56.4% to INR 308.9 million (USD 3.6 million) in the year ended March 31, 2025 from INR 197.5 million (USD 2.3 million) in the year ended March 31, 2024 largely on account of capitalization of intangible assets during the year and impact of GAISL acquisition partially offset by full depreciated and amortized assets in the year ended March 31, 2025.

Results from Operations. As a result of the foregoing factors, our result from operating activities were a loss of INR 90.3 million (USD 1.1 million) in the year ended March 31, 2025. Our loss for the year ended March 31, 2024 was INR 158.8 million (USD 1.9 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been profit of INR 34.5 million (USD 0.4 million) for year ended March 31, 2025 as compared to profit of INR 70.4 million (USD 0.8 million) for year ended March 31, 2024.

Finance Income. Our finance income increased to INR 207.8 million (USD 2.4 million) in the year ended March 31, 2025 from INR 170.7 million (USD 2.0 million) in the year ended March 31, 2024.

Finance Costs. Our finance costs decreased to INR 106.8 million (USD 1.3 million) includes interest on the lease liability of INR 32.6 million (USD 0.4 million) in the year ended March 31, 2025 as compared to INR 286.9 million (USD 3.4 million) includes interest on the lease liability of INR 32.3 million (USD 0.4 million) in the year ended March 31, 2024. This decrease in interest on borrowing is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra Online Limited, our Indian subsidiary (“Indian IPO”). During the year ended March 31, 2025, the Company has incurred INR Nil (USD Nil) as compared to INR 54.2 million (USD 0.6 million) in the year ended March 31, 2024.

Income Tax Expense. Our income tax benefit during the year ended March 31, 2025 was INR 12.8 million (USD 0.2 million) compared to a expense of INR 37.2 million (USD 0.4 million) during the year ended March 31, 2024.

Profit for the Year. As a result of the foregoing factors, our profit in the year ended March 31, 2025 was INR 23.5 million (USD 0.3 million) as compared to a loss of INR 366.5 million (USD 4.3 million) in the year ended March 31, 2024. Excluding the employee share-based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 148.3 million (USD 1.7 million) for year ended March 31, 2025 and Adjusted Loss(1) INR 83.0 million (USD 1.0 million) for year ended March 31, 2024.

Basic Loss per Share. Basic Loss per Share was INR 1.73 (USD 0.02) in the year ended March 31, 2025 as compared to basic loss per share of INR 5.60 (USD 0.06) in the year ended March 31, 2024. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 0.34 (USD 0.01) in the year ended March 31, 2025, as compared to Adjusted Basic Loss of INR 2.56 (USD 0.03) in the year ended March 31, 2024.

Diluted Loss per Share. Diluted Loss per Share was INR 1.73 (USD 0.02) in the year ended March 31, 2025 as compared to Diluted Loss per share of 5.60 (USD 0.06) in the year ended March 31, 2024. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0.34 (USD 0.01) in the year ended March 31, 2025 as compared to Adjusted Diluted Loss INR 2.56 (USD 0.03) in the year ended March 31, 2024.

Results of Fiscal Year Ended March 31, 2024, Compared to Fiscal Year Ended March 31, 2023

	Fiscal Year Ended March 31,
	2023		2024
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	3,827,265	100.0	4,189,897	100.0
Other Income	152,520	5.0	102,362	2.4
Service cost	669,098	17.5	866,039	20.7
Personnel expenses	1,148,434	30.0	1,348,215	32.2
Marketing and sales promotion expenses	336,472	8.8	459,935	11.0
Other operating expenses	1,554,963	40.6	1,579,352	37.7
Depreciation and amortization	190,152	5.0	197,527	4.7
Impairment of loan to joint venture	1,000	0.1	-	-
Results from operations	79,666	2.1	(158,809)	(3.8)
Finance income	28,944	0.8	170,714	4.1
Finance costs	(326,399)	(8.5)	(286,998)	(6.8)
Listing and related expenses	(23,591)	(0.6)	(54,238)	(1.3)
Change in fair value of warrants	-	-	-	-
Loss before income taxes	(241,380)	6.3	(329,331)	(7.9)
Income tax expense	(46,788)	(1.2)	(37,174)	(0.9)
Loss for the year	(288,168)	(7.5)	(366,505)	(8.8)
Basic Loss per share	(4.59)		(5.60)
Diluted Loss per share	(4.59)		(5.60)

Revenue. We generated revenue of INR 4,189.9 million (USD 50.3 million) in the year ended March 31, 2024, an increase of 9.5% compared with INR 3,827.3 million (USD 45.9 million) in year ended March 31, 2023. Increase in revenue was primarily contributed by increase in our gross booking value by 12.7% in year ended March 31, 2024 compared to year ended March 31, 2023 on account of accelerated growth in our Air Ticketing business backed by sustained elevated travel demand in India, addition of new corporate customers and expansion of our distribution channels.

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

Income Tax Expense. Our income tax expense during the year ended March 31, 2024 was INR 37.2 million (USD 0.4 million) compared to an expense of INR 46.8 million (USD 0.6 million) during the year ended March 31, 2023.

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

As of March 31, 2025, our primary sources of liquidity were INR 605.8 million of cash and cash equivalents and INR 1,354.1 million in term deposits (INR 686.8 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, letters of credit, sales invoice discounting and credit card facilities).

As of March 31, 2024, our primary sources of liquidity were INR 1,742.0 million of cash and cash equivalents and INR 2,757.8 million in term deposits (INR 420.3 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, letters of credit, sales invoice discounting and credit card facilities).

As of March 31, 2023, our primary sources of liquidity were INR 503.6 million of cash and cash equivalents and INR 587.4 million in term deposits (INR 550.1 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, letters of credit, sales invoice discounting and credit card facilities).

Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables increased by INR 1,576.0 million from INR 4,637.2 million as of March 31, 2024, to INR 5,568.2 million as of March 31, 2025.

Our Prepayments and other assets primarily consist of the current portion of prepayments made to and deposits placed with our suppliers. Our other current assets increased from INR 1,487.9 million as of March 31, 2024, to INR 2,163.4 million as of March 31, 2025, primarily due to increase in advances made to our airline and hotel suppliers.

As of March 31, 2025, Yatra India had sanctioned limit of

●	INR 150 million as bank guarantee from ICICI Bank Limited (“ICICI Bank”) secured by pari passu charges on the entire current assets (except ones specifically discounted from other banks) and all movable fixed assets of “Yatra India”, both present and future and cash margin in the form of fixed deposits for 20% of the facility.
●	INR 300 million as Sales Invoice discounting (includes INR 100 million of overdraft sublimit) from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets (present and future) along with bank deposits to the extent of 20% of the facility.
●	INR 300 million as Sales Invoice discounting (includes INR 50 million of overdraft sublimit) facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets (present & future) along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting Facility.
●	INR 300 million against as Sales Invoice discounting facility (includes INR 10 million of overdraft and INR 100 million of Bank Guarantee Sublimit) from IDFC First Bank secured by First Pari Passu charge on Movable fixed assets, Current Assets present & future along with bank deposits to the extent of 20% of the facility.
●

INR 200 million as Sales Invoice discounting (includes INR 50 million of Bank Guarantee sublimit) from Yes Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets (present and future) along with bank deposits to the extent of 20% of the facility.

As of March 31, 2025, Yatra for Business had sanctioned limit of

●	INR 250 million as Sales Invoice discounting from Axis Bank (includes INR 10 million of overdraft sublimit) secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.
●	INR 300 million as Sales Invoice discounting (includes INR 20 million of overdraft sublimit) facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting.
●	INR 350 million as Sales Invoice discounting (includes INR 25 million of overdraft and 100 million as bank Guarantee sublimit) facility from IDFC First Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.

As of March 31, 2025, GAISL had sanctioned limit of

●	INR 270 million as Cash Credit facility from Axis Bank (includes INR 50 million of bank Guarantee) secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.

As of March 31, 2024, Yatra India had sanctioned limit of

●	INR 300 million as bank guarantee from ICICI Bank Limited (“ICICI Bank”) secured against 100% bank deposits.
●	INR 300 million as Sales Invoice discounting from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets (present and future) along with bank deposits to the extent of 20% of the facility.
●	INR 200 million as Sales Invoice discounting and INR 1 million as overdraft facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets (present & future) along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting Facility.
●	INR 300 million against as Sales Invoice discounting facility (includes INR 50 million of Bank Guarantee Sublimit) from IDFC First Bank secured by First Pari Passu charge on Movable fixed assets, Current Assets present & future along with bank deposits to the extent of 20% of the facility.
●	Secured Non-Convertible Debentures of INR 200 million from Blacksoil secured by First Pari Passu charge on Movable fixed assets, Current Assets (present and future) along with bank deposits to the extent of 3 months interest on the facility.

As of March 31, 2024, Yatra for Business had sanctioned limit of

●	Bank Guarantee limits of INR 400 million from ICICI bank (INR 100 million as a bank guarantee limit and INR 300 million as invoice discounting facility) against a 100% bank deposit
●	INR 250 million as Sales Invoice discounting from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.
●	INR 200 million as Sales Invoice discounting and INR 1 million as overdraft facility from Federal Bank secured against First Pari Passu charge on Movable fixed assets, Current Assets along with bank deposits to the extent of 20% of the facility for Sales Invoice discounting.
●	INR 200 million as Sales Invoice discounting facility from IDFC First Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.

(1) See the section below titled “Certain Non IFRS Measures.”

We have taken certain vehicles on loan; the loan is secured against pledge of such vehicles and fixed deposit.

As of March 31, 2025, the outstanding balance of the loan is INR 30.9 million as compared to INR 33.4 million as of March 31, 2024.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	2023	2024	2025
	INR (’000s)	INR (’000s)	INR (’000s)
Net cash from/(used in) operating activities	(1,962,346)	(1,433,362)	(291,088)
Net cash from/(used in) investing activities	(145,952)	(2,295,504)	49,029
Net cash from/(used in) financing activities	1,751,813	5,132,969	(1,026,163)
Net increase/(decrease) in cash and cash equivalents	(356,485)	1,347,187	(1,268,222)
Effect of exchange rate changes on cash and cash equivalents	59,804	(108,838)	69,044
Cash and cash equivalents acquired business acquisition	-	-	5,896
Cash and cash equivalents at the beginning of the year	800,282	503,601	1,741,950
Closing cash and cash equivalents at the end of the year	503,601	1,741,950	548,668

Net cash used in operating activities

Our net cash used in operating activities was INR 291.1 million in the fiscal year ended March 31, 2025, as compared to net cash used in operating activities of INR 1,433.3 million in the fiscal year ended March 31, 2024, a decrease in cash usage of INR 1,142.3 million in the fiscal year ended March 31, 2025. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 220.9 million in the fiscal year ended March 31, 2025. Further, in the fiscal year ended March 31, 2025, there was a decrease in our working capital of INR 522.6 million, as compared to a decrease in working capital of INR 1,407.5 million in the fiscal year ended March 31, 2024. The decrease in working capital in the fiscal year ended March 31, 2025, was primarily due to INR 693.2 million decrease in trade and other receivables, which was partially offset by INR 121.9 million increase in trade and other payables. The decrease in working capital in the fiscal year ended March 31, 2024, was primarily due to INR 2,089.7 million increase in trade and other receivables and INR 783.9 million increase in trade and other payables.

Our net cash used in operating activities was INR 1,433.3 million in the fiscal year ended March 31, 2024, as compared to net cash from operating activities of INR 1,962.3 million in the fiscal year ended March 31, 2023, a decrease in cash usage of INR 528.9 million in the fiscal year ended March 31, 2024. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 303.5 million in the fiscal year ended March 31, 2024. Further, in the fiscal year ended March 31, 2024, there was a decrease in our working capital of INR 1,407.5 million, as compared to decrease in working capital of INR 2,160.0 million in the fiscal year ended March 31, 2023. The decrease in working capital in the fiscal year ended March 31, 2024, was primarily due to an INR 2,089.4 million increase in trade and other receivables, which was partially offset by INR 783.9 million decrease in trade and other payables. The decrease in working capital in the fiscal year ended March 31, 2023, was primarily due to INR 1,593.5 million increase in trade and other receivables and INR 439.1 million decrease in trade and other payables.

Net cash (used in)/from investing activities

During the fiscal year ended March 31, 2025, cash flow from investing activities was INR 49.0 million, as compared to cash used in investing activities, which was INR 2,295.5 million in the fiscal year ended March 31, 2024. During the fiscal year ended March 31, 2025, we invested INR 1,289.8 million for acquisition of business, INR 1,432.7 million in term deposits with banks and invested an incremental INR 286.2 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 192.2 million in the fiscal year ended March 31, 2025, as compared to INR 57.0 million in the fiscal year ended March 31, 2024.

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

Net cash from/ used in financing activities.

During the fiscal year ended March 31, 2025, cash used in financing activities was INR 1,026.2 million, which was primarily the result of net payment of INR 199.0 million against buyback of shares, net proceeds of invoice discounting/ factoring of INR 51.9 million and repayment of loans, which was INR 743.6 million. Further, we made payments of INR 44.2 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

During the fiscal year ended March 31, 2024, cash from financing activities was INR 5,132.9 million, which was primarily the result of net proceeds from the issue of share capital of INR 7,410, repayment of invoice discounting/ factoring of INR 683.8 million and repayment of loans, which was INR 1,054.8 million. Further, we made payments of INR 249.3 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares.

We made capital expenditures of INR 330.8 million and INR 303.9 million in fiscal years 2025 and 2024, respectively. In addition, we expect to spend an additional approximately INR 450 million to INR 600 million on capital expenditures during the fiscal year ending March 31, 2026. Our capital expenditures have in principle consisted of the purchases of servers, workstations, computers, computer software, leasehold improvements and other expenditures related to our technology platform and infrastructure, the upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2025, Yatra India had obtained INR 50 million in bank guarantees from IDFC Bank, 121 million from ICICI bank, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Further, during the fiscal year 2024-25, Yatra India along with its subsidiaries had provided bank guarantees totaling INR 54.95 million for hotels and packages suppliers and for other business purposes.

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

Contractual Obligations

Our contractual obligations as of March 31, 2025, are summarized below:

	Fiscal Year Ended March 31, 2025
Contractual Obligations		Less than 1			More than 5
(Amount in INR thousands)	Total	Year	1 - 3 Year	3 - 5 Year	Year
Operating expenditures*	-	-	-	-	-
Capital expenditures**	-	-	-	-	-
Vehicle loan	34,455	12,695	20,455	1,305	-
Trade and Other payables	2,953,069	2,953,069	-	-	-
Factoring	514,984	514,984	-	-	-
Other Current liabilities	93,924	93,924	-	-	-
Employee Benefit***	128,380	-	-	-	-
Lease liability****	312,500	79,221	168,020	32,559	32,700
Total	4,037,012	3,653,893	188,475	33,864	32,700

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

Customer credit risk is managed by each business unit in accordance with the Company’s established policy, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See [Note 39] to our 2025 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure requirements, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the required of capital resources. See [Note 39] to our 2025 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and the United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counterparty to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than each subsidiaries functional currency (foreign currency denominated receivables and payables). See [Note 39] to our 2025 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2025

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non- current

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

The amendment does not have any material impact on the Group’s consolidated financial statements.

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

The amendments does not have any material impact on the Group’s consolidated financial statements.

Amendments to IAS 7 “Statement of Cash Flows and IFRS 7 Financial Instruments” - Disclosures - Supplier Finance Arrangements

In May 2023 the IASB issued Supplier Finance Arrangements (‘the 2023 Amendments’), which amended IAS 7 to require an entity to provide additional disclosures about its supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024.

The amendments does not have any material impact on the Group’s consolidated financial statements.

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”

On August 15, 2023, IASB has issued amendments to IAS 21, “Lack of Exchangeability” that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025.

The amendments does not have any material impact on the Group’s consolidated financial statements, although early adoption is permitted.

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

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Margin, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages (including MICE)			Other Services
Amount in INR thousands except %	2023	2024	2025	2023	2024	2025	2023	2024	2025
Revenue	1,779,972	1,729,305	1,925,254	1,471,270	1,693,962	5,138,044	154,305	160,531	320,165
Add Customer promotional expenses	2,555,320	2,773,118	1,662,928	263,756	312,206	350,741	23,380	18,545	15,858
Service cost		-	-	(669,098)	(866,039)	(4,016,080)	-	-	(22,966)
Adjusted Margin	4,335,292	4,502,423	3,588,182	1,065,928	1,140,129	1,472,705	177,685	179,076	313,057
% of revenue	100.0%	100.0%	100.0%	61.4%	56.8%	26.8%	100.0%	100.0%	93.2%

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

110

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

The following table reconciles our Profit/(Loss) (an IFRS measure) to Adjusted EBITDA Profit/(Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit / (Loss)	Fiscal Year ended March 31,
(Amount in thousands)	2023	2024	2025
Profit/(Loss) for the year as per IFRS	(288,168)	(366,505)	23,501
Employee share-based compensation costs	152,054	229,260	124,787
Depreciation & Amortization	190,152	197,527	308,899
Finance income	(28,944)	(170,714)	(207,824)
Finance costs	326,399	286,998	106,877
Impairment of loan to joint venture	1,000	-	-
Listing and related expenses	23,591	54,238	-
Income tax expense	46,787	37,174	(12,849)
Adjusted EBITDA Profit	422,872	267,978	343,391

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations	Fiscal Year ended March 31,
(Amount in thousands)	2023	2024	2025
Results from operations (as per IFRS)	79,666	(158,809)	(90,295)
Employee share-based compensation costs	152,054	229,260	124,787
Impairment of loan to joint venture	1,000	-	-
Adjusted Results from Operations	232,720	70,451	34,493

The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted (Loss)/ Profit	Fiscal Year ended March 31,
(Amount in thousands)	2023	2024	2025
(Loss)/ Profit for the year (as per IFRS)	(288,168)	(366,505)	23,501
Employee share-based compensation costs	152,054	229,260	124,787
Impairment of loan to joint venture	1,000	-	-
Listing and related expenses	23,591	54,238	-
Adjusted (Loss)/ Profit for the Year	(111,522)	(83,007)	148,288

The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2023	2024	2025
Basic loss per share (as per IFRS)	(4.59)	(5.60)	(1.73)
Employee share-based compensation costs	2.39	2.48	1.39
Impairment of loan to joint venture	0.02	-	-
Listing and related expenses	0.37	0.56	-
Adjusted Basic loss Per Share	(1.81)	(2.56)	(0.34)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2023	2024	2025
Diluted loss per share (as per IFRS)	(4.59)	(5.60)	(1.73)
Employee share-based compensation costs	2.39	2.48	1.39
Impairment of loan to joint venture	0.02	-	-
Listing and related expenses	0.37	0.56	-
Adjusted Diluted loss Per Share	(1.81)	(2.56)	(0.34)

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

Name	Age	Position
Dhruv Shringi	51	Chief Executive Officer and Class III Director
Manish Amin	59	Chief Information and Technology Officer
Neelam Dhawan(2)(3) (5)	65	Non-Executive Class I Director
Stephen Schifrin (1)(2)(3)	42	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(1) (3) (4)	63	Chairman of the Board and Non-Executive Class II Director
Roshan Mendis (1)(2)(3)	52	Non-Executive Class I Director
Michael A. Kaufman (2)	53	Non-Executive Class I Director
Rohan Mittal (6)	41	Group Chief Financial Officer
Anuj Kumar Sethi (7)	56	Principal Financial Officer and Principal Accounting Officer

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of nominating and corporate governance committee.

(4) Member of the restructuring committee constituted on June 20, 2024.

(5) Ceased to be a director of the Company and members of the committee effective as of January 20, 2025.

(6) Ceased to be the Group Chief Financial Officer effective as of April 10, 2025

(7) Appointed as Principal Financial Officer and Principal Accounting Officer effective as of April 11, 2025. He is not a member of the Executive Management.

Executive Officers and Senior Management

Dhruv Shringi. Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our Board since December 2005. Prior to joining our Company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group, London from October 2003 to June 2005. From February 2002 to September 2003, Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. Mr. Shringi is currently serving as the Board Member of Yatra India, PB Fintech Limited, Paisabazar Marketing and Consulting Private Limited and Yatra USA Corp. and does not serve on the Board of any other Public Company. We believe Mr. Shringi is qualified to serve on our Board because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer. He is also currently serving as the co-chairman of the FICCI (Federation of Indian Chambers of Commerce and Industry) tourism committee. He was also listed amongst the top 40 CEO’s in the country by Fortune.

Manish Amin. Mr. Amin is our Co-Founder and has served as our Chief Information and Technology Officer since January 2006. He also serves as a director of Yatra For Business Private Limited, Yatra Corporate Hotel Solutions Private Limited, Yatra Hotel Solutions Private Limited, Globe All India Services Limited, TSI Yatra Private Limited, Yatra Online Freight Services Private Limited, Yatra TG Stays Private Limited, Travel.Co.In Private Limited and Yatra MICE and Holidays Limited (Formerly Yatra MICE and Holidays Private Limited) (Earlier Adventure and Nature Network Private Limited or ANN) which are subsidiaries of Yatra India and also serves as a Director of Middle East Travel Management Company Pvt. Ltd. Prior to joining our company, Mr. Amin worked at Ebookers, from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a general certificate in business studies from South Thames College.

Anuj Kumar Sethi. Mr. Sethi was appointed as Company’s Principal Financial Officer and Principal Accounting Officer effective from April 11, 2025. Mr. Sethi was Sr. Director Finance at CWT India Private Limited. He had worked with CWT India Private limited from April 2000 to December 2011. He has served as Chief Financial Officer of the Company in his earlier stint as well and has also served the Company for more than a decade in the senior finance and accounts role. He has completed his course from the Institute of Cost and Works Accountants of India and B. Com degree from Punjab University.

Non-Executive Directors

Murlidhara Lakshmikantha Kadaba. Mr. Kadaba has served as a non-executive member of our Board since November 2016. Mr. Kadaba is the Founder of MaGiC USA/ Magic Capital Services Private Limited, which is a sector agnostic Private Equity firm that co-invests with partners across the globe. He is also the Founder of Moonbeam Advisory, a firm that distributes quant products in public markets and is an advisor , investor, Board Member to many startups. Mr. Kadaba has over 35 years of experience in banking, real estate, payments, loyalty, travel, entertainment, wealth management, Private Equity, Family Office and digital services. He has proven expertise in the rapid build out of large scalable businesses, general management, strategy and business development, customer insights and analytics, marketing & product development. Before becoming an entrepreneur, he served as the Group President and CEO of Financial Services in Reliance. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the Country Manager for both bank and payment products for India and Area Countries. He was responsible for launching Amex’s consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP & Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of AmCham and Financial Planning Standards Board. He is a member of the Advisory Board of Indian Institute of Learning Management (IILM), is an active member of YPO and a charter member of TiE. Mr. Kadaba is an alumnus of XLRI, Jamshedpur and is a graduate in Mechanical Engineering from SJCE, Mysore. We believe Mr. Kadaba is qualified to serve on our Board because of his knowledge of banking and finance, as well as his capital markets expertise.

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

Stephen Schifrin. Mr. Schifrin has served as a non-executive member of our Board since May 2021. Mr. Schifrin is general counsel of Terrapin Partners, LLC, a private firm focused on public and private equity, venture capital, and special purpose acquisition company investing. Mr. Schifrin is also general counsel and chief compliance officer of Terrapin Asset Management, LLC, managing alternative investments for high-net-worth individuals and institutions, and its affiliated specialty finance lending company, TICO Management Company, LP, and general counsel for The Juice, LLC, an education technology platform seeking to solve systemic deficiencies in literacy and reading fluency, a Terrapin Partners portfolio company. Mr. Schifrin served as corporate secretary for Terrapin 3 Acquisition Corporation, a publicly traded SPAC, from its initial public offering in July 2014 through its business combination with Yatra Online, Inc. (NASDAQ: YTRA) in December 2016. He served as an observer on the company’s board since the transaction and became a director of the company in May 2021. Mr. Schifrin was a director of Legacy Bank of Florida from 2014 through its acquisition by Seacoast Bank of Florida (NASDAQ: SBCF) in August 2021.

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

Michael Kaufman. Mr. Kaufman has served as a non-executive member of our Board since July 17, 2022. Michael Kaufman is the Chief Executive Officer and Chief Investment Officer of MAK Capital, an investment advisory firm based in New York, which he founded in 2002. He is director and Chairman of the Board of Agilysys, Inc., and serves as a director for Trailhead Biosystems and Noveome
Biotherapeutics, Inc. He served as a director of Champion Homes, Inc. from 2018 till 2024. Mr. Kaufman holds a B.A. degree in Economics from the University of Chicago, where he also received his M.B.A. degree. He also earned a law degree from Yale University. Mr. Kaufman was appointed to the Board pursuant to a Cooperation agreement, dated July 17, 2022.

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our Board and the committees of our Board. We currently pay a US $47,000 annual retainer to each of our non-executive directors who are on the Board of the Company. The Chairman of the Board is also entitled to an additional cash compensation of $12,500 per year. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee receive an additional retainer of $10,000 per year for membership on each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

Compensation of Non-executive Directors for the Fiscal year 2025 is as follows:

Name	Compensation (US $) (excluding sitting fees paid by Yatra India)*#	Compensation paid in terms of issuance of Ordinary Shares (#)
Murlidhara Lakshmikantha Kadaba	$41,000	24,906
Neelam Dhawan**	$27,076	20,177
Stephen Schifrin	$38,500	33,646
Roshan Mendis	$33,500	29,276
Michael Kaufman	$28,500	24,906
Total	$168,576	132,911

*Includes fees in respect of Board membership, committee membership and fees payable to the Chairman of the Board. Additionally, Yatra India paid a sitting fees of INR 550,000 to Murlidhara Lakshmikantha Kadaba and INR 300,000 to Neelam Dhawan who are non-executive Directors on the Board of Yatra India also and hold certain committee membership therein.

** Ceased w.e.f. January 20, 2025

# Except with respect to the cash compensation of US 12,500 paid to the Chairman of the Board, 50% of the overall compensation entitlement for non-executive directors is paid in cash and rest is discharged by way of issuance of Ordinary Shares in the Company. These Ordinary Shares reflect the number of shares issued towards the discharge of such compensation during the Fiscal 2025 and such number of shares is determined based on the closing trading price of Company’s Ordinary Shares on NASDAQ at the end of the respective quarter.

Executive Director and Other Executive Officer Compensation

Dhruv Shringi, our executive director, was entitled to remuneration, or Gross Annual Remuneration, of INR 35.13 million per annum, including salary, dearness allowance, perquisites and other allowances, benefits, etc. in addition to an annual performance bonus of an amount not exceeding 50% of his Gross Annual Remuneration, as of March 31, 2025. He is further entitled to gratuity, mediclaim and term life insurance etc. as per the rules of the Company. He is also eligible to receive and has been granted stock options, restricted stock units, or RSUs and performance stock units, or PSUs, and the value of such stock options, or RSUs and PSUs forms part of his overall compensation. Mr. Shringi is also entitled to receive contribution to a provident fund as per the rules of our Company, a company provided car and encashment of un-availed leaves.

The table below summarizes the total compensation paid to our executive director and other executive officers for the fiscal years ended March 31, 2024, and 2025.

(INR - in Millions)

Name	Short-term employee benefits		Contributions to defined contribution plans		Bonus		Share based payment		Total
	FY 2024	FY 2025	FY 2024	FY 2025	FY 2024	FY 2025	FY 2024	FY 2025	FY 2024	FY 2025
Dhruv Shringi, Director and CEO	33.50	34.95	0.02	0.02	-	38.55	152.19	78.45	185.71	151.97
Manish Amin, Chief Information and Technology Officer	19.69	20.66	0.83	0.87	-	-	27.41	9.06	47.93	30.59
Rohan Mittal, Group CFO (ceased w.e.f. April 10, 2025 )	15.94	16.66	0.67	0.70	-	20	13.42	3.97	30.03	41.33

The outstanding stock options, RSUs and PSUs held by our executive director and other current executive officers as on March 31, 2025 are set forth in table below:

	Grant Date	Vesting		Dhruv Shringi			Manish Amin			Rohan Mittal
S. No.	(Month and Year)	Commencement Date	Type of Awards	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price
1	September, 2014	September 1, 2013	Stock Option (1)	172,836	-	$4.34	17,284	-	$4.34	-	-	-
2	June, 2020	July 1, 2020	RSUs	443,291	-	-	91,304	-	-	-	-	-
3	June, 2020	-	PSUs **(2)	1,023,018	-	-	89,514	-	-	-	-	-
4	June, 2020	-	PSUs**(3)	347,147	-	-	-	-	-	-	-	-
5	June, 2021	April 1, 2021	RSUs	400,000	-	-	105,000	-	-	-	-	-
6	June, 2021	-	PSUs**(4)	1,025,641	769,231	-	89,514	67,135	-	-	-	-
7	May, 2022	April 1, 2022	RSUs*	400,000	100,000	-	105,000	26,250	-	-	-	-
8	May, 2022	-	PSUs**(5)	1,025,641	769,231	-	89,514	67,135	-	-	-	-
9	September, 2022	October 1, 2022	RSUs*	-	-	-	-	-	-	44,000	16,500	-
10	July, 2023	April 1, 2023	RSUs***	300,000	100,000	-	78,750	26,251	-	33,750	11,249	-
11	July, 2023	-	PSUs** (6)	1,025,640	1,025,640	-	89,516	89,516	-	31,968	31,968	-
12	November, 2024	November 9, 2024	RSU***	300,000	200,000	-	-	-	-	-	-	-
13	November, 2024	November 9, 2024	PSU**(7)	1,025,640	1,025,640	-	-	-	-	-	-	-

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

1.	Granted under 2006 India Share Plan, or 2006 Plan had an expiry date of September 4, 2024. The number of Ordinary Shares underlying the stock options took into account a 5.4242194-for-one adjustment and a corresponding adjustment to the exercise prices of such options.
2.	The trigger price points were $1.80, $2.10, $2.40 and $3.00. PSUs with trigger price points of $1.80, $2.10 and $2.40 vested during FY 20-21 and the outstanding PSUs got expired in June 2024 with the expiry of 4 years from the grant date.
3.	The trigger price points were $5.00, $6.00, $7.00 and $10.00 and the outstanding PSUs got expired in June 2024 with the expiry of 4 years from the grant date.
4.	The trigger price points were $2.50, $3.00, $3.50 and $4.00 and PSUs with a trigger price point of $2.50 vested during FY 22-23. The outstanding PSUs got expired in June 2025 with the expiry of 4 years from the grant date.
5.	The trigger price points are $2.50, $3.00, $3.50 and $4.00 and PSUs with a trigger price point of $2.50 vested during FY 22-23.
6.	The trigger price points are $2.75, $3.25, $3.75 or $4.25, none of which have been achieved.
7.	The trigger price points are $2.75, $3.25, $3.75 or $4.25, none of which have been achieved.

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

Further, in the case of and subject to the consummation of a Sale Event, as defined in 2016 Plan, all awards under the 2016 Plan with time-based vesting, conditions or restrictions shall become fully vested and non-forfeitable as of the effective time of the Sale Event unless there is assumption, continuation or substitution of such awards with new awards of the successor entity or parent thereof, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a Sale Event in the administrator of the 2016 Plan’s discretion or to the extent specified in the relevant award certificate.

For option grants to senior management, see “-Share Options and Restricted Stock Awards” below.

Share Options and Restricted Stock Awards.

The Company granted stock options to purchase a total of 203,194 Ordinary Shares to certain employees of the Company on November 14, 2017. These stock options vested over a four-year period in equal quarterly installments, beginning on February 1, 2018 and ending on November 1, 2021.

The Company also granted stock options to purchase a total of 21,769 Ordinary Shares to certain employees of the Company on August 7, 2018. These stock options vested over a period of one year and four months in equal monthly installments commencing from first vesting on September 1, 2018, equivalent to one-sixteenth of the total number of shares underlying the stock options, with the last such vesting on June 1, 2022.

The Company also granted 687,857 RSUs and 1,609,934 PSUs to certain employees of the Company in June 2020. These RSUs vested over a period of four years in equal monthly installments commencing from first vesting on July 1, 2020, with last such vesting on June 30, 2024. The vesting of the PSUs was linked to the performance of the Yatra share price and the trigger price points ranging from $1.80 to $10.00.

The Company also granted stock options to purchase a total of 490,770 Ordinary Shares to certain employees of the Company in January 2021. These stock options vest over a period of four years in equal quarterly installments commencing from first vesting on January 1, 2021, equivalent to one-sixteenth of the total number of shares underlying these stock options, with the last such vesting on October 1, 2024.

The Company also granted 692,000 RSUs and 1,280,154 PSUs to certain employees of the Company in June, 2021. These RSUs vest over a period of four years in equal monthly installments commencing from first vesting on April 1, 2021, with last such vesting on March 1, 2025. The vesting of the PSUs was linked to the performance of the Yatra share price and the trigger price points ranged from $2.50 to $4.00.

The Company also granted 649,500 RSUs and 1,248,185 PSUs to certain employees of the Company on May 19, 2022. These RSUs vest over a period of four years in equal monthly installments commencing from first vesting on April 1, 2022, with last such vesting on March 1, 2026. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

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

The Company also granted 300,000 RSUs and 1,025,640 PSUs to an employee of the Company on November 09, 2024. These RSUs vest over a period of three years in equal monthly installments commencing from first vesting on April 1, 2024, with last such vesting on March 1, 2027. The vesting of the PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.75 to $4.25.

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

2016 Plan

On December 13, 2016, our Board approved the 2016 Plan and, on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our Company to make equity-based awards to our officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted stock awards, RSUs, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2025, we have reserved for issuance 8,598,562 authorized but unissued Ordinary Shares under the 2016 Plan, which number of shares is subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

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

As of March 31, 2025, no cash incentive bonus has been granted.

In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

During the fiscal year 2025, we have granted Nil stock options (March 31, 2024: Nil and March 31, 2023: Nil) to our directors and executive officers. As of March 31, 2025, no outstanding options to purchase Ordinary Shares were held by our directors and executive officers.

Outstanding RSAs, RSUs and PSUs

During the year ended March 31, 2021, 654,142 RSUs and 1,459,679 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,488,542 were fully vested as of March 31, 2025. The Outstanding 625,279 PSUs expired on June 1, 2024, The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2021 as of March 31, 2025, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2021	Shares Underlying Outstanding RSUs and PSUs
2,113,821	Nil

During the year ended March 31, 2022, 626,034 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 904,823 were fully vested as of March 31, 2025. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2022 as of March 31, 2025, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2022	Shares Underlying Outstanding RSUs and PSUs
1,741,189	836,366

During the year ended March 31, 2023, 616,877 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 752,916 were fully vested as of March 31, 2025. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2023 as of March 31, 2025 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2023	Shares Underlying Outstanding RSUs and PSUs
1,732,032	979,116

During the year ended March 31, 2024, 636,224 RSUs and 1,147,124 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 498,724 were fully vested as of March 31, 2025. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2024 as of March 31, 2025 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2024	Shares Underlying Outstanding RSUs and PSUs
1,783,348	1,284,624

During the year ended March 31, 2025, 432,911 RSUs and 1,025,640 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 232,911 RSUs fully vested as of March 31, 2025. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2025 as of March 31, 2025 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2025	Shares Underlying Outstanding RSUs and PSUs
1,484,551	1225,640

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2023, 2024 and 2025, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 58.6 million, INR 65.2 million and INR 80.9 million, respectively.

Provident Fund

In accordance with Indian law, all our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 47.3 million, INR 54.7 million and INR 63.7 million in fiscal years 2023, 2024 and 2025, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 11.3 million, INR 10.5 million and INR 17.2 million in fiscal years 2023, 2024 and 2025, respectively.

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

C. Board Practices

Board of Directors

Our Board of directors is comprised of five directors, at least a majority of whom qualify as “independent” directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our Board of directors has determined that the following directors are independent: Stephen Schifrin, Murlidhara Lakshmikantha Kadaba, Roshan Mendis and Michael Kaufman.

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

On July 17, 2022, the Company entered into a Cooperation Agreement with MAK Capital One L.L.C. regarding, among other matters, the composition of the Board. Pursuant to the MAK Cooperation Agreement, the Company agreed and appointed, Mr. Michael Kaufman as Director on the Board. Pursuant to the First Amendment to MAK Cooperation Agreement, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman. If at any time during the term of the MAK Cooperation Agreement or any time during the tenure of Investor Group Designee’s (as defined in the MAK Cooperation Agreement) directorship commencing from his appointment at the 2023 Annual General Meeting of Shareholders, whichever is longer, the MAK Investor Group’s (as defined in the MAK Cooperation Agreement) Net Long Position (as defined in the MAK Cooperation Agreement) falls below the lesser of 10.0% of the Company’s then outstanding Ordinary Shares and 6,085,150 Ordinary Shares, the Investor Group Designee is obligated to immediately tender his resignation from the Board. In addition, the First Amendment to MAK Cooperation Agreement had extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the 2024 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the Investor Group Designee. Further, On October 16, 2024, we entered into the Second Amendment to the MAK Cooperation Agreement. The Second Amendment, among other things, extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on October 16, 2024, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2025 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

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

● the Class I directors are Roshan Mendis, and Michael Kaufman and their terms will expire at our annual meeting of shareholders to be held in 2026;

● the Class II directors are Stephen Schifrin and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2027; and

● the Class III director is Dhruv Shringi and his term will expire at our annual meeting of shareholders to be held in 2025.

A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed at the general meeting of shareholders. A director may be removed for cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our Board may also, in certain circumstances, appoint additional directors. In addition, the Terrapin Sponsors and certain of our investors and executive officers, in certain circumstances, will have the right to designate individuals to be nominated for election to serve as our directors and to appoint at least one director to serve on each committee of our Board. Each of MIHI LLC and the Terrapin Sponsors were provided the Board Observer Right which terminates when they no longer own at least 5% of our outstanding Ordinary Shares. MIHI LLC no longer holds its Board Observer Right.

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

Audit Committee

The current members of our audit committee are Murlidhara Kadaba, Stephen Schifrin and Roshan Mendis with Mr. Kadaba serving as its chairperson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and all members of our audit committee are “independent” as that term is defined in the Nasdaq Listing Rules. Our Board has determined that we have at least one audit committee financial expert serving on the audit committee i.e. Mr. Murlidhara Kadaba. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. Our audit committee’s responsibilities include:

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

Compensation Committee

The current members of our compensation committee are Roshan Mendis (starting July 21, 2025), Michael Kaufman and Stephen Schifrin with Roshan Mendis serving as its chairperson. Neelam Dhawan ceased to be the member of the compensation committee w.e.f. January 20, 2025.

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

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Murlidhara Kadaba (starting July 21, 2025), Stephen Schifrin, and Roshan Mendis with Murlidhara Kadaba serving as its chairperson. Neelam Dhawan had ceased to be the member of the nominating and corporate governance committee w.e.f. January 20, 2025.

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

Restructuring Committee

In June 2024, we constituted the restructuring committee. The current member of our Restructuring Committee is Murlidhara Kadaba, Neelam Dhawan had ceased to be the member of the Restructuring Committee w.e.f. January 20, 2025.

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

●	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;
●	each of our present directors;
●	each of our executive officers serving during the 2025 fiscal year; and
●	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2025. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 62,055,750 of our Ordinary Shares issued and outstanding as of March 31, 2025 and assumes the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, and (ii) Class F Shares.

Name of Beneficial Owners (1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Entities Affiliated MAK Capital One L.L.C. (2)	12,170,301	19.61%
Marval Guru Fund (3)	5,800,000	9.35%
Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust (4)	4,525,357	7.29%
Entities Affiliated with Nathan Leight (5)	3,680,442	5.93%
Entities Affiliated with Vincent Smith (6)	3,547,346	5.72%
Entities Affiliated with Altai Capital Management, LLC (7)	3,425,695	5.52%
Executive Officers and Directors:
Michael Kaufman (2) and (8)	12,218,015	19.69%
Dhruv Shringi (9)	2,686,856	4.33%
Manish Amin (10)	1,072,402	1.73%
Murlidhara Lakshmikantha Kadaba (11)	99,631	[*] %
Roshan Mendis (12)	68,608	[*] %
Stephen Schifrin (13)	189,668	[*] %
Rohan Mittal (14)	26,391	[*] %
All current directors and officers as a group (7 persons)(15)	16,441,247	26.47%

*Less than 1 percent.

(1)	Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, India.

(2)	Based on the Schedule 13D/A filed with the SEC by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) on July 18, 2022 Consists of 12,170,301 Ordinary Shares. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(3)	Based solely on the Schedule 13G filed with the SEC on April 25, 2025 by Marval Capital Ltd., Marval Guru Fund, Marval Ltd. and Benjamin Watsa. Consists of 58,00,000 Ordinary Shares owned by Marval Guru Fund, which is managed by Marval Capital Ltd. Marval Capital Ltd. (wholly owned by Marval Ltd.) has the authority to act on behalf of Marval Guru Fund, including the authority to vote and direct the disposition of shares held by the Marval Guru Fund. The shares are owned by Marval Guru Fund, which is managed by Marval Capital Ltd. (wholly owned by Marval Ltd.). Marval Ltd. is in turn wholly owned by Benjamin Watsa. The principal business address is 199 Bay Street, Suite 4000 Toronto, Ontario M5L 1A9.

(4)	Based solely on the Schedule 13D filed with the SEC on April 8, 2021 and the Schedule 13D/A filed May 13, 2021, July 27, 2021 and January 24, 2022 by (i) The 2020 Timothy J. Maguire Investment Trust (the “2020 Maguire Investment Trust”), (ii) Christopher J. Maguire, (iii) Megan Maguire Nicoletti and (iv)Timothy J. Maguire. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person. Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust. The principal business address of each of the 2020 Maguire Investment Trust, Mr. Christopher J. Maguire and Ms. Nicoletti is 300 Four Falls Corporate Center, 300 Conshohocken State Road, Suite 405, West Conshohocken, Pennsylvania 19428. The principal business address of Mr. Timothy J. Maguire is 5625 East Nauni Valley Drive, Paradise Valley, Arizona 85253.

(5)	Based on the Schedule 13G/A filed with the SEC on February 14, 2024 Represents (i) 401,000 Ordinary Shares held by Apple Orange LLC; (ii) 1,215,744 Class F Shares held by Apple Orange LLC (“Apple Orange”) convertible into 1,215,744 Ordinary Shares; (iii) 28,030 Class F Shares held by Terrapin Partners Green Employee Partnership, LLC (“Terrapin Green”) convertible into 28,030 Ordinary Shares; (iv) 422,668 Class F Shares held by Terrapin Partners Employee Partnership 3, LLC (“Terrapin Employee Partnership”) convertible into 422,668 Ordinary Shares; (v) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust (“Trust”); (vi) 550,000 Ordinary Shares held by Argyle Investors LLC; (vii) 327,000 Ordinary Shares held by Candlemaker Partners LLLP (“Candlemakers”); (viii) 158,500 Ordinary Shares held by We Deserve Better, LLC (“We Deserve Better”); and (x) 20,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of (a) Apple Orange, which is the sole managing member of Terrapin Green, (b) Candlemaker Management, which is the general partner of Candlemaker, (c) We Deserve Better, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange, Candlemaker, We Deserve Better, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker, and We Deserve Better. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. The principal business address of each of the Reporting Persons is 3725 Leafy Way, Miami, Florida 33133.

(6)	Based solely on the Schedule 13G/A filed with the SEC on February 08, 2024. Consist of 3,547,346 Ordinary Shares. These includes 3,244,895* Ordinary Shares held on Sole Voting and Dispositive Power and 302,451** Ordinary Shares held on Shared Voting and Dispositive Power. The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

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

(7)	Based solely on the Schedule 13G/A filed on February 14, 2025 with the SEC by Altai Capital Management, L.P. (the “Investment Manager”), Altai Capital Management, LLC (“IMGP”) and Rishi Bajaj. Consists of 34,25,695 Ordinary Shares held for the account of Altai Capital Osprey, LLC (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is PO Box 15203, Irvine, CA 92623.

(8)	Consists of 12,218,015 Ordinary shares. These include (i) 12,170,301 Ordinary Shares held by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) for which they have shared voting and dispositive power based on the Schedule 13D/A filed with the SEC on July 18, 2022 and (ii) 47,714 Ordinary Shares held by Michael Kaufman.

(9)	Consists of 2,636,857 Ordinary Shares and 49,999 Ordinary Shares underlying RSUs that will vest within 60 days of March 31, 2025.

(10)	Consists of 1,063,651 Ordinary Shares and 8,751 Ordinary Shares underlying RSUs that will vest within 60 days of March 31, 2025.

(11)	Consists of 99,631Ordinary shares.

(12)	Consists of 68,608 Ordinary Shares.

(13)	Consists of 103,339 Ordinary Shares and 50,000 Class F Shares. In addition, he is an Investment Manager of a Company in which he has no economic interest that owns an additional shares and has disclaimed any beneficial interest in such 36,329 additional shares.

(14)	Consists of 22,682 Ordinary Shares and 3,709 Ordinary Shares underlying RSUs that will vest within 60 days of March 31, 2025.

(15)	Consist of 16,391,247 Ordinary Shares and 50,000 Class F shares, held by current Directors and Officers, taken together

Significant Changes

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

As of June 30, 2025, we estimate that:

●	Approximately 93% of our outstanding ordinary shares were held in the United States by 13 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company), and

●	approximately 100% of our outstanding Class F Shares were held in the United States by approximately 16 holders of record.

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

There was no action required to recover erroneously awarded compensation which is required to be disclosed pursuant to Compensation Recovery Policy for the fiscal year ended 2024-25.

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

B. Significant Changes

We have not experienced any significant changes since the date of our consolidated financial statements included in this Annual Report.

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

The Company has adopted the Seventh Amended and Restated Memorandum of Association through Special Resolution passed by the Shareholders of the Company at the 2022 annual general meeting, attached Annual General Meeting of the Company held on August 24, 2022, enclosed as an exhibit to this Annual Report.

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

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares to U.S. holders and non-U.S. holders (each as defined below). This discussion is based on provisions of the Code, the U.S. Department of the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of our Ordinary Shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

Tax Residence of Yatra and Utilization of Terrapin Acquisition Corp.’s Tax Attributes

Tax Residence of Yatra for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Yatra Online, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident generally subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874 of the Code, the first two conditions described above were met with respect to the mergers completed in July 2016 with Terrapin Acquisition Corp., because we acquired indirectly all of the assets of Terrapin Acquisition Corp. through the mergers with Terrapin Acquisition Corp., and Yatra Online, including its “expanded affiliated group,” did not have “substantial business activities” in the Cayman Islands within the meaning of Section 7874 of the Code upon consummation of the mergers with Terrapin Acquisition Corp. As a result, whether Section 7874 of the Code applies to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the mergers with Terrapin Acquisition Corp. should depend on the satisfaction of the 80% ownership test.

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

Characterization as a “Controlled Foreign Corporation” for U.S. Federal Income Tax Purposes

There is a possibility that we will be classified as a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “10% U.S. Shareholders.” For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of our outstanding Ordinary Shares. The attribution rules relating to the determination of CFC status are complex and may make it difficult to determine our CFC status for any taxable year. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable even if the CFC has made no distributions to its shareholders, including “Subpart F income,” global intangible low-taxed income and certain other income generated by the CFC, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of our Ordinary Shares, to the extent of the current and accumulated earnings and profits of our Company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. federal income tax purposes but no assurances can be offered in this regard.

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

Based on the current and anticipated value of our assets and the nature and composition of our income and assets, including goodwill, we do not believe that we were a PFIC for this taxable year ending March 31, 2025, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of our Company is expected to depend, in part, upon (a) the market value of our Ordinary Shares, and (b) the composition of our assets and income. A decrease in the market value of our Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to expectations, we are a PFIC for this taxable year or in a future year. Accordingly, there can no assurance that we will not be a PFIC for this taxable year or any future taxable year.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our Principal Financial Officer and Principal Accounting Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on their evaluation as of March 31, 2025, our group chief executive officer and Principal Financial Officer and Principal Accounting Officer have concluded that our controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting as described below.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Group Principal Financial Officer and Principal Accounting Officer and executed by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

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

In the prior year, management had assessed the Company’s internal control over financial reporting as of March 31, 2024 and had concluded that there were material weaknesses in the internal controls over financial reporting due to inadequacy of documentation for review controls pertaining to control attributes, precision levels applied and documentation of completeness and accuracy of reports used, impacting multiple financial statement accounts and the financial statement closing process, and hence, the internal control over financial reporting was not effective as at March 31, 2024.

As part of management’s remediation efforts, during the fiscal year ended March 31, 2025, the Company was able to remediate the material weakness pertaining to design and operating effectiveness related precision levels applied and completeness and accuracy of reports used. In relation to the material weakness pertaining to inadequacy of documentation for review controls, as described above, management has made significant improvements in the current year, however, adequate review documents relating to payments / receipts for packages, update of vendor masters vendor code creation need further enhancements.

Management assessed the Company’s internal control over financial reporting as of March 31, 2025, the end of the Company’s fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations (COSO 2013). Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. As a result of this assessment, management concluded that there were material weaknesses in its internal control over financial reporting, as described below, existing as of March 31, 2025, and hence, the internal control over financial reporting was not effective as at that date.

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

Our internal controls over financial reporting were ineffective due to:

●	Inadequacy of documents evidencing performance of review of certain control attributes relating to payments / receipts for packages, update of vendor master file and vendor code creation; and
●	Control attributes pertaining to review of ageing and vendor reconciliation were not operating effectively during part of the year.

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

The Company’s Management believes that the measures described above will remediate the material weakness that has been identified and is committed to improving the Company’s controls and procedures and internal control over financial reporting. Although we intend to complete the remediation process as promptly as possible, there is no assurance as to when such remediation would be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Until the weakness is remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS.

The effectiveness of our internal control over financial reporting as at March 31, 2025 has been audited by BDO India LLP, our independent registered public accounting firm registered with PCAOB, as stated in their report which is reproduced in its entirety in Item 15(c)

C. Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Yatra Online, Inc.

Grand Cayman, Cayman Islands

Opinion on Internal Control over Financial Reporting

We have audited Yatra Online, Inc. (the “Company’s”) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of March 31, 2025, the related consolidated statements of profit or loss and other comprehensive income/ (loss), changes in equity and cash flows for the year ended March 31, 2025, and the related notes, (collectively referred to as the “consolidated financial statements”) and our report dated July 31, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying item 15, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses in internal control over financial reporting have been identified and described in management’s assessment:

●	The Company did not retain adequate documentation evidencing performance of review of certain control attributes relating to payments / receipts for packages, update of vendor master file and vendor code creation.

●	Certain control attributes pertaining to review of ageing and vendor reconciliation were not operating effectively during the part of year.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated July 31, 2025 on those consolidated financial statements.

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

/s/ BDO India LLP

Gurugram, India

July 31, 2025

D. Changes in Internal Control over Financial Reporting

The Management has evaluated, with the participation of our Chief Executive Officer and our Principal Financial Officer and Principal Accounting Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified, management has concluded that no such changes have occurred in the financial year ended on March 31, 2025.

E. Limitations on Effectiveness of Controls and Procedures

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but there can be no assurance that such improvements will be sufficient to provide us with effective internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO India LLP, has served as our independent registered public accountant for year ended March 31, 2025, while Ernst & Young Associates LLP has served as our independent registered public accountant for the years ended March 31,2023 and March 31, 2024 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered to us, including our subsidiaries, BDO India LLP and Ernst & Young Associates LLP, in fiscal years 2025 and 2024 respectively.

	Fiscal
	2024	2025
	INR	INR
Audit fees (audit and review of financial statements)	46,470	29,421
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	-	-
Tax fees (other certifications and tax advisory services)	-	-
Total	INR 46,470	INR 29,421

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us until fiscal year 2025 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total number of shares (or units) purchased[1]	Average price paid per share (or units)[2]	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
11/1/2023 - 11/30/2023	45,188	$1.50	45,188	$4,931,264.45
12/1/2023 - 12/31/2023	235,196	$1.57	235,196	$4,555,641.42
1/1/2024 - 1/31/2024	254,440	$1.70	254,440	$4,115,710.71
2/1/2024 - 2/28/2024	440,472	$1.63	440,472	$3,387,732.08
01/03/2024-03/31/2024	607,828	$1.55	607,828	$2,429,112.73
01/04/2024-30/04/2024	999,157	$1.49	999,157	$917,778.24
01/05/2024-17/05/2024	591,152	$1.49	591,152	-
Total	3,173,433	$1.54	3,173,433

1. On November 16, 2023, the Board had authorized the Share Repurchase Program us to purchase up to $5.0 million of outstanding Ordinary Shares through open market and privately negotiated purchases through one or more securities broker-dealers over an unlimited time period (the “Share Repurchase Program”). The Company has completed repurchases of approximately $5.0 million of our outstanding Ordinary Shares pursuant to the Share Repurchase Program following which the Share Repurchase Program was terminated on May 17, 2024.

2. The average price paid per share excludes broker and transaction fees.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 14, 2024, the Audit Committee of the Board had approved the appointment of BDO India LLP as the Company’s new independent registered public accounting firm for the fiscal year ending March 31, 2025, and same ratified by the Company’s shareholders in the 2024 Annual General Meeting held on November 27, 2024. The appointment of BDO India LLP was also concurrent with the appointment of M S K A & Associates, Chartered Accountants (forming part of the international BDO network) as the statutory auditors of Yatra India, in which the existing statutory auditors viz. S.R. Batliboi & Associates LLP, affiliate of Ernst and Young Associates LLP, has completed their maximum tenure, in their current capacity, in accordance with the laws as applicable to Yatra India.

BDO India LLP is registered with the US Public Company Accounting Oversight Board and have significant experience in SEC reporting matters under US GAAP and IFRS.

EY’s report on the Company’s consolidated financial statements for the years ended March 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the fiscal years ended March 31, 2024 and 2023 and the subsequent interim period through the date hereof, there were: (i) no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to EY’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type as defined in Item 16F(a)(1)(v) of Form 20-F, except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15.B and 15.C of the Company’s Annual Report on Form 20-F for each of the fiscal years ended March 31, 2024 and 2023.

The Company had requested EY to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated June 20, 2024 is included as an exhibit to this Annual Report.

During each of the years ended March 31, 2024 and 2023, and the subsequent interim period through the date hereof, neither the Company nor anyone on behalf of the Company has consulted with BDO India LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO India LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

Governance Related to Cybersecurity Risks

Our Infosec Team is responsible for the day-to-day oversight of cybersecurity risk assessment and management. This function works in close coordination with and reports to the Chief Information and Technology Officer, with whom they regularly discuss and review our information security and cybersecurity risk management processes.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report at pages F-1 through F-64.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.2	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.3#+	Subscriber Agreement between Yatra Online Limited and InterGlobe Technologies Inc., dated February 1, 2021(incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021).
4.4	Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).
4.5	Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).

4.8	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.9	Amendment No. 1 to the Exchange and Support Agreement, dated December 16, 2021, by and among Yatra Online, Inc., Yatra USA Corp. and the holders of Yatra USA Corp. Class F Common Stock party thereto (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).
4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.13	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
4.14	Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant’s Form F-3 filed on May 3, 2018).
4.15	Working Capital Loan Agreement dated 10th June, 2022 between Yatra For Business Private Limited and Axis Bank Limited (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.16	Working Capital Loan Agreement dated 16th June, 2022 between Yatra Online Limited and Axis Bank Limited (incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.17	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Limited (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).

4.18+†	Global Agreement, dated July 1, 2017, between Yatra Online Limited and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.19+†	Side Letter to Global Agreement, dated July 1, 2020, between Yatra Online Limited and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021)
4.20	Cooperation Agreement by and among The 2020 Timothy J. Maguire Investment Trust, Timothy J. Maguire and Yatra Online, Inc., dated January 17, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 6-K filed with the SEC on January 21, 2022).
4.21	Cooperation Agreement, dated July 17, 2022, by and among MAK Capital One L.L.C. and its affiliates and the Yatra Online, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on July 18, 2022).
4.22	Addendum No. 1 to Subscriber Agreement dated 30th September, 2021 between InterGlobe Technology Quotient Private Limited and Yatra Online Limited (incorporated by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023)
4.23+†	Side Letter to Global Agreement, dated 15th December, 2022, between Yatra Online Limited and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023)
4.24	Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility, Agreement for Hypothecation of Movable Fixed Assets as Additional Security executed on 2nd February, 2023 between Yatra Online Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.25	Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility and Agreement for Hypothecation of Movable Fixed Assets as Additional Security executed on 07th February, 2023 between Yatra For Business Private Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.42 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.26	Master Facility Agreement and Deed of Hypothecation dated 22nd February, 2023 between Yatra For Business Private Limited and IDFC First Bank Limited (incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.27	Master Facility Agreement and Deed of Hypothecation dated 22nd March, 2023 between Yatra Online Limited and IDFC First Bank Limited incorporated by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.28	First Amendment to Cooperation Agreement, dated August 29, 2023, among Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on September 01, 2023)
4.29	First Amendment to Cooperation Agreement, dated August 29, 2023, between Yatra Online, Inc. and The 2020 Timothy J. Maguire Investment Trust (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on September 01, 2023)
4.30	Renewal Credit Arrangement Letter dated April 2, 2024, between Yatra Online Limited and Axis Bank Limited. (incorporated by reference to Exhibit 4.40 to the Issuer’s Current Report on Form 20-F filed on July 31, 2024)
4.31	Supplemental Agreement For Working Capital Facility (Enhancement) executed on July 17, 2024 to original Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility dated February 07, 2023 between Yatra For Business Private Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.41 to the Issuer’s Current Report on Form 20-F filed on July 31, 2024)
4.32	Second Amendment to Cooperation Agreement, dated October 15, 2024, among Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on October 18, 2024)
4.33*+†	Side Letter to Global Agreement, dated August 20, 2024, between Yatra Online Limited and Amadeus IT Group, S.A
4.34*	Master Facility Agreement and Deed of Hypothecation Agreement dated January 31, 2025 executed between Yatra Online Limited and Yes Bank Limited.
4.35*

Supplemental Agreement For Working Capital Facility (Enhancement) executed on August 22, 2024 to original Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility dated January 16, 2023 between Yatra Online Limited and Federal Bank Limited.

4.36*

Credit Arrangement letter dated March 05, 2024, Amendatory Credit Arrangement Letter dated June 04, 2024, Deed of Hypothecation and Working Capital Facility Agreement dated September 12, 2024 executed between Yatra Online Limited and ICICI Bank Limited.

8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
11.1*	Insider Trading Policies and Procedures
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO India LLP, independent registered public accounting firm.
15.2*	Consent of CRISIL Limited.
15.3	Letter from Ernst and Young Associates (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K furnished June 20, 2024).
15.4*	Consent from Ernst and Young Associates for inclusion of their our report dated July 31, 2024 in 20-F for the financial year ended March 31, 2025
97.1*	Compensation Recovery Policy as approved the Board of Directors of the Company. (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2024)
99.1	CRISIL report titled “Assessment of travel industry in India (incorporated by reference to Exhibit 99.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed herewith

**	Furnished herewith.

#	Confidential treatment requested.

+	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†	Schedules and other similar attachments have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

YATRA ONLINE, INC.

For the Years Ended March 31, 2023, 2024 and 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Yatra Online, Inc.

Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Yatra Online, Inc. (the “Company”) as of March 31, 2025, the related consolidated statements of profit or loss and other comprehensive income/ (loss), changes in equity, and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements.”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 31, 2025, expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of goodwill

As discussed in Note 20 to the Company’s consolidated financial statements, the goodwill balance as of March 31, 2025 was INR 1,251,720 thousand. The Company performs impairment testing for goodwill annually or more frequently if the events or changes indicate that the carrying value of the goodwill may not be recoverable, in accordance with the requirements of IAS-36 “Impairment of Assets”. In performing such impairment assessments, the Company compared the carrying value of the identifiable cash generating units (“CGUs”) to which goodwill had been allocated to their ‘value in use.

We identified the evaluation of goodwill for impairment as a critical audit matter. With respect to goodwill, the determination of the fair value of certain reporting units requires management to determine significant assumptions used in the discounted cash flow valuation model including EBITDA margin, terminal value growth rate and discount rates. These assumptions are forward-looking and could be affected by future economic and market conditions. Auditing the Company’s goodwill impairment analysis was complex and judgmental due to the estimation required to determine the recoverable amount of the CGUs involved, especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Obtained an understanding of the process followed by the management of the Company in respect of performing annual impairment analysis and tested the design, implementation of the relevant controls.

●	Tested the significant assumptions and underlying data used by the Company in its analysis through: a) evaluated management’s ability to estimate future EBITDA margin growth by comparing actual results to management’s historical forecasts, b) compared the growth projections to current industry trends and external analyst reports.

●	Our valuation specialists assisted in evaluating the valuation methodology against the requirements of IAS 36 and compared the discount rate and terminal value growth rate against observable market data and current economic trends.

●	Performed sensitivity analysis of the significant assumptions, which includes EBITDA margin, discount rates and terminal value growth rate to evaluate the potential change in the recoverable amount of the CGUs resulting from changes in underlying assumptions.

●	Tested the arithmetical accuracy of the computation of recoverable amounts of cash generating units.

●	Assessed and validated the adequacy and appropriateness of the disclosures made by the management as per requirement of IAS 36 - ‘Impairment of Assets’ in the consolidated financial statements.

We have served as the Company’s auditor since 2024.

/s/ BDO India LLP

Gurugram, India

July 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Yatra Online, Inc. (the Company) as of March 31, 2024, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor from 2015 to 2024.

Gurugram, India
July 31, 2024

Yatra Online, Inc.

Consolidated statement of profit/ (loss) and other comprehensive income/ (loss)

(Amount in thousands, except per share data and number of shares)

		Year ended March 31,
		2023	2024	2025
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Revenue
Rendering of services	8	3,405,548	3,583,798	7,383,464	86,427
Other revenue	9	421,717	606,099	571,058	6,685
Total revenue		3,827,265	4,189,897	7,954,522	93,112

Other income	10	152,520	102,362	108,957	1,275
Service cost		669,098	866,039	4,039,046	47,279
Personnel expenses	11	1,148,434	1,348,215	1,596,258	18,685
Marketing and sales promotion expenses		336,472	459,935	430,106	5,035
Other operating expenses	12	1,554,963	1,579,352	1,779,465	20,830
Depreciation and amortization	13	190,152	197,527	308,899	3,616
Impairment of loan to joint venture	14	1,000	-	-	-
Results from operations		79,666	(158,809)	(90,295)	(1,058)

Finance income	15	28,944	170,714	207,824	2,433
Finance cost	16	(326,399)	(286,998)	(106,877)	(1,251)
Listing and related expenses	43	(23,591)	(54,238)	-	-
(Loss)/ Profit before taxes		(241,380)	(329,331)	10,652	124
Tax (expense)/ benefit	17	(46,788)	(37,174)	12,849	150
(Loss)/ Profit for the year		(288,168)	(366,505)	23,501	274

Other comprehensive income/(loss) Items not to be reclassified to profit or loss in subsequent years (net of taxes)
Remeasurement loss on defined benefit plan, net of taxes	31	(10,713)	(6,006)	(3,061)	(35)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences gain/ (loss)	31	1,245	(15,027)	202,414	2,370
Other comprehensive (loss)/ income for the year, net of tax		(9,468)	(21,033)	199,353	2,335
Total comprehensive (loss)/ income for the year, net of tax		(297,636)	(387,538)	222,854	2,609

(Loss)/ Profit attributable to:
Owners of the Parent Company		(289,243)	(350,943)	(106,925)	(1,252)
Non-controlling interest		1,075	(15,562)	130,426	1,526
(Loss)/ Profit for the year		(288,168)	(366,505)	23,501	274

Total comprehensive (loss)/ income attributable to:
Owners of the Parent Company		(298,563)	(369,860)	93,510	1,095
Non-controlling interest		927	(17,678)	129,344	1,514
Total comprehensive (loss)/ income for the year		(297,636)	(387,538)	222,854	2,609

Loss per share	18
Basic		(4.59)	(5.60)	(1.73)	(0.02)
Diluted		(4.59)	(5.60)	(1.73)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position

(Amount in thousands, except per share data and number of shares)

		March 31, 2024	March 31, 2025
	Notes	INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19	73,835	136,824	1,602
Right-of-use assets	42	160,037	183,029	2,142
Intangible assets and goodwill	20	913,434	2,344,983	27,449
Prepayments and other assets	21	755	610	7
Other financial assets	22	24,039	90,714	1,062
Term deposits	23	137,169	44,770	524
Other non-financial assets	24	207,555	168,883	1,977
Deferred tax assets	25	10,932	22,519	264
Total non-current assets		1,527,756	2,992,332	35,027

Current assets
Inventories		53	54	1
Trade and other receivables	26	4,637,243	5,568,241	65,179
Prepayments and other assets	21	1,487,861	2,163,456	25,324
Income tax recoverable		339,317	504,131	5,901
Other current financial assets	27	134,930	64,722	758
Term deposits	23	2,620,655	1,309,400	15,327
Cash and cash equivalents	28	1,741,950	605,802	7,091
Total current assets		10,962,009	10,215,806	119,581
Total assets		12,489,765	13,208,138	154,608

Equity and liabilities
Equity
Share capital	29	857	863	10
Share premium	29	20,511,478	20,595,068	241,075
Treasury shares	29	(222,152)	(418,555)	(4,899)
Other capital reserve	30	378,695	412,232	4,825
Accumulated deficit		(20,266,628)	(20,374,550)	(238,494)
Non- controlling interest reserve		5,032,282	5,032,282	58,905
Foreign currency translation reserve		(46,059)	156,353	1,830
Total equity attributable to equity holders of the Parent Company		5,388,473	5,403,693	63,252
Total non-controlling interest		2,371,799	2,501,141	29,277
Total equity		7,760,272	7,904,834	92,529

Non-current liabilities
Borrowings	32	114,677	20,744	243
Deferred tax liabilities	25	4,669	142,468	1,668
Employee benefits	34	55,850	65,830	771
Lease liabilities	42	164,418	186,339	2,181
Total non-current liabilities		339,614	415,381	4,863

Current liabilities
Borrowings	32	523,515	525,120	6,147
Trade and other payables	33	2,608,087	2,953,069	34,567
Employee benefits	34	41,307	62,550	732
Deferred revenue	35	3,360	2,390	28
Income taxes payable		251	1,723	20
Lease liabilities	42	51,324	51,810	606
Other financial liabilities	36	418,969	93,924	1,099
Other current liabilities	37	743,066	1,197,337	14,017
Total current liabilities		4,389,879	4,887,923	57,216
Total liabilities		4,729,493	5,303,304	62,079
Total equity and liabilities		12,489,765	13,208,138	154,608

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Loss for the year	-	-	-	(289,243)	-	-	(289,243)	1,075	(288,168)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-	-	1,245	1,245	-	1,245
Remeasurement loss on defined benefit plan	-	-	-	(10,565)	-	-	(10,565)	(148)	(10,713)
Total other comprehensive loss	-	-	-	(10,565)	-	1,245	(9,320)	(148)	(9,468)

Total comprehensive loss	-	-	-	(299,808)	-	1,245	(298,563)	927	(297,636)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	4,518	147,536	-	152,054	-	152,054
Vested PSUs net settled for employee’s tax obligation (Refer note 30.2)	-	(27,340)	-	-	-	-	(27,340)	-	(27,340)
Exercise of options	8	129,665	-	-	(129,673)	-	-	-	-
Change in non-controlling interest*	-	-	-	(8,714)	-	-	(8,714)	8,714	-
Total contribution by owners	8	102,325	-	(4,196)	17,863	-	116,000	8,714	124,714

Balance as at March 31, 2023	850	20,388,799	(11,219)	(19,921,095)	281,394	(31,034)	707,695	11,624	719,319

*	Change in non-controlling interest represents shares of a subsidiary issued to the Parent Company, where the non-controlling shareholder has not made equal subscription, which leads to an increase in holding percentage from 98.55% to 98.59%.

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares ( Note 29)	Accumulated deficit	Non Controlling interest reserve*	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	-	281,394	(31,034)	707,695	11,624	719,319

Loss for the year	-	-	-	(350,943)		-	-	(350,943)	(15,562)	(366,505)

Other comprehensive loss
Foreign currency translation differences loss	-	-	-	-		-	(15,027)	(15,027)	-	(15,027)
Remeasurement loss on defined benefit plan	-	-	-	(3,886)		-	-	(3,886)	(2,120)	(6,006)
Total other comprehensive loss	-	-	-	(3,886)	-	-	(15,027)	(18,913)	(2,120)	(21,033)

Total comprehensive loss	-	-	-	(354,829)	-	-	(15,027)	(369,856)	(17,682)	(387,538)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	9,301		219,985	-	229,286	-	229,286
Exercise of options	7	122,679	-	-		(122,686)	-	-	-	-
Own shares repurchase	-	-	(210,933)	-		-	-	(210,933)	-	(210,933)
Change in non-controlling interest**	-	-	-	-	5,032,282	-	-	5,032,282	2,377,857	7,410,139
Total contribution by owners	7	122,679	(210,933)	9,301	5,032,282	97,299	-	(5,050,635)	2,377,857	(7,428,492)

Balance as at March 31, 2024	857	20,511,478	(222,152)	(20,266,623)	5,032,282	378,693	(46,061)	5,388,473	2,371,799	7,760,272

*	Non-controlling interest reserve represents difference between the fair value of consideration paid or received and changes in the carrying amount of non- controlling interest arising on changes in proportion of equity held by the non- controlling interest in subsidiary, without loss of control.

**	Pursuant to Indian IPO Yatra Online Limited (“Indian subsidiary”), non-controlling interest share has increased from 1.41% to 35.54% (Refer note 6).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares ( Note 29)	Accumulated deficit	Non Controlling interest Reserve*	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2024	857	20,511,478	(222,152)	(20,266,623)	5,032,282	378,693	(46,061)	5,388,473	2,371,799	7,760,272

(Loss)/ Profit for the year	-	-	-	(106,925)		-	-	(106,925)	130,426	23,501

Other comprehensive income/ loss
Foreign currency translation differences loss	-	-	-	-		-	202,414	202,414	-	202,414
Remeasurement loss on defined benefit plan	-	-	-	(1,977)		-	-	(1,977)	(1,084)	(3,061)
Total other comprehensive (loss)/ income	-	-	-	(1,977)	-	-	202,414	200,437	(1,084)	199,353

Total comprehensive loss/ (income)	-	-	-	(108,902)		-	202,414	93,512	129,342	222,854

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	975		123,811	-	124,786	-	124,786
Vested RSUs net settled for employee’s tax obligation (Refer note 30.2)	-	(6,676)	-	-		-	-	(6,676)	-	(6,676)
Exercise of options	6	90,266	-	-		(90,272)	-	-	-	-
Own shares repurchase	-	-	(196,403)	-		-	-	(196,403)	-	(196,403)
Total contribution by owners	6	83,590	(196,403)	975		33,539	-	(78,293)	-	(78,293)

Balance as at March 31, 2025	863	20,595,068	(418,555)	(20,374,549)	5,032,282	412,232	156,353	5,403,693	2,501,141	7,904,834

*	Non- controlling interest reserve represents difference between the fair value of consideration paid or received and changes in the carrying amount of non- controlling interest arising on changes in proportion of equity held by the non- controlling interest in subsidiary, without loss of control.

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of cash flows

(Amount in thousands, except per share data and number of shares)

		March 31, 2023	March 31, 2024	March 31, 2025
	Notes	INR	INR	INR	USD
Cash flows from operating activities:
(Loss)/ Profit before tax		(241,381)	(329,331)	10,652	125
Adjustments to reconcile (loss)/ Profit before tax to net cash flows:
Depreciation and amortization	13	190,152	197,527	308,899	3,616
Interest income	15	(21,289)	(170,715)	(207,877)	(2,433)
Interest costs	16	225,200	239,356	75,456	883
Unrealized foreign exchange loss/(gain)	16	(38,764)	(26,362)	(61,686)	(722)
Gain on disposal of property, plant and equipment	10,19	(3,800)	(705)	(770)	(9)
Fixed assets write off		-	-	3	-
Provisions (net)		(22,079)	(164,909)	(22,469)	(263)
Gain on termination/ rent concession of leases		(1,786)	-	-	-
Unwinding of deferred consideration		(41,655)	-	-	-
Expense incurred on repayment of non- convertible debenture		-	-	4,375	51
Share-based payment expense	11	152,054	229,260	125,002	1,463
Impairment of loan to joint venture		1,000	-	-	-
Working capital changes:
Decrease/ (increase) in trade and other receivables		(1,593,456)	(2,089,462)	(693,157)	(8,114)
Decrease in inventories		173	23	-	-
Increase/ (decrease) in trade and other payables		(439,095)	783,989	121,994	1,428
Direct taxes (paid)/ refunds		(127,620)	(102,033)	48,490	568

Net cash used in operating activities		(1,962,346)	(1,433,362)	(291,088)	(3,407)
Cash flows from investing activities:
Acquisition of business	43	-	-	(1,289,800)	(15,098)
Purchase of property, plant and equipment	19	(19,786)	(20,328)	(62,586)	(733)
Proceeds from sale of property, plant and equipment		9,715	2,072	9,111	107
Purchase/development of intangible assets	20	(134,406)	(246,194)	(232,677)	(2,724)
Investment in term deposits		(527,740)	(9,684,565)	(3,052,432)	(35,730)
Proceeds from term deposits		519,121	7,596,494	4,485,124	52,501
Interest received	15	7,144	57,017	192,289	2,251

Net cash from/(used in) investing activities		(145,952)	(2,295,504)	49,029	574
Cash flows from financing activities:
Cash consideration received from non-controlling shareholders	6	-	7,688,897	-	-
Transaction costs	43	-	(278,757)	-	-
Vested PSU net settled for employee’s tax obligation		(27,340)	-	-	-
Payment of principal portion of lease liabilities	42	(41,873)	(46,549)	(59,544)	(697)
Payment of interest portion of lease liabilities	42	(35,992)	(32,267)	(31,612)	(370)
Buyback of shares		-	(210,448)	(199,055)	(2,330)
Proceeds from factoring	32	3,825,988	8,716,246	2,479,568	29,025
Repayment of factoring proceeds	32	(3,087,688)	(9,400,045)	(2,427,619)	(28,416)
Proceeds of borrowings	32	1,252,501	198,375	30	-
Repayment of borrowings	32	(32,250)	(1,244,455)	(727,265)	(8,513)
Repayment of vehicle loan	32	(7,042)	(8,751)	(16,398)	(192)
Interest paid on borrowings		(94,491)	(249,277)	(44,268)	(519)

Net cash from financing activities		1,751,813	5,132,969	(1,026,163)	(12,012)
Net increase/ (decrease) in cash and cash equivalents		(356,485)	1,347,187	(1,268,222)	(14,845)
Cash and Cash Equivalents acquired on Business acquisition		-	-	5,896	69
Effect of exchange differences on cash and cash equivalents		59,804	(108,838)	69,044	808
Cash and cash equivalents at the beginning of the year		800,282	503,601	1,741,950	20,390

Closing cash and cash equivalents at the end of the year		503,601	1,741,950	548,668	6,422
Components of cash and cash equivalents:
Cash on hand		125	72	656	8
On current account		288,779	814,444	444,332	5,201
Fixed deposits with banks (original maturity		7,462	130,054	-	-
Credit card collection in hand		207,235	797,380	160,814	1,882
Total cash and cash equivalents	28	503,601	1,741,950	605,802	7,091
Less: Bank overdrafts	32	-	-	(57,134)	(699)
Total cash and cash equivalents		503,601	1,741,950	548,668	6,422

Supplementary information

Changes in liabilities arising from financing activities

Particulars	Opening balance as at April 1, 2024	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2025
Non current borrowings (including current maturities)	232,291	(215,265)	13,854	-	30,880
Current borrowings	405,901	109,083	-	-	514,984
Total liabilities from financing activities	638,192	(106,182)	13,854	-	545,864

Particulars	Opening balance as at April 1, 2024	Addition/(deletion)	Proceeds/ (repayment)	Interest element on lease liabilities	Closing balance as at March 31, 2025
Lease liabilities	215,742	79,896	(90,097)	32,608	238,149
Total lease liabilities	215,742	79,896	(90,097)	32,608	238,149

Particulars	Opening balance as at April 1, 2023	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2024
Non current borrowings (including current maturities)	441,054	(232,931)	24,168	-	232,291
Current borrowings	1,911,599	(1,505,698)	-	-	405,901
Total liabilities from financing activities	2,352,653	(1,738,629)	24,168	-	638,192

Particulars	Opening balance as at April 1, 2023	Addition/(deletion)	Proceeds/ (repayment)	Interest element on lease liabilities	Closing balance as at March 31, 2024
Lease liabilities	251,228	13,050	(80,803)	32,267	215,742
Total lease liabilities	251,228	13,050	(80,803)	32,267	215,742

Particulars	Opening balance as at April 1, 2022	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2023
Non current borrowings (including current maturities)	7,181	410,136	23,737	-	441,054
Current borrowings	351,399	1,541,373	-	18,827	1,911,599
Total liabilities from financing activities	358,580	1,951,509	23,737	18,827	2,352,653

Particulars	Opening balance as at April 1, 2022	Addition/(deletion)	Proceeds/ (repayment)	Interest element on lease liabilities	Closing balance as at March 31, 2023
Lease liabilities	269,659	23,439	(77,864)	35,994	251,228
Total lease liabilities	269,659	23,439	(77,864)	35,994	251,228

*	includes adjustment for ancillary borrowing cost, unrealized / realized foreign exchange gain / loss.

**	In the statement of cash flows, proceeds from vehicle loan of INR 13,854 (March 31, 2024: 24,168 and March 31, 2023: INR 23,737) has been adjusted against purchase of property, plant and equipment, i.e., these are non cash transactions from Group’s perspective.

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

2. Material accounting policies

2.1 Basis of preparation

The consolidated financial statements for March 31, 2025 have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments that have been measured at fair value (refer accounting policy regarding financial instruments).

The Accounting policies have been consistently applied by the Group for all the periods presented in these consolidated financial statements, except in relation to the new standards adopted on April 1, 2024 (Refer Note 2.2).

The consolidated financial statements of the Company for the year ended March 31, 2025 were authorized for issuance by the Parent Company’s board of directors on July 31, 2025.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

2.2 New standards, interpretations and amendments adopted by the Group

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after April 1, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 1, “Presentation of Financial Statements” regarding classification of liabilities as current or non- current

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

The amendment does not have any material impact on the Group’s consolidated financial statements.

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

The amendments does not have any material impact on the Group’s consolidated financial statements.

Amendments to IAS 7 “Statement of Cash Flows and IFRS 7 Financial Instruments” - Disclosures - Supplier Finance Arrangements

In May 2023 the IASB issued Supplier Finance Arrangements (‘the 2023 Amendments’), which amended IAS 7 to require an entity to provide additional disclosures about its supplier finance arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024.

The amendments does not have any material impact on the Group’s consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates”

On August 15, 2023, IASB has issued amendments to IAS 21, “Lack of Exchangeability” that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025.

The amendments does not have any material impact on the Group’s consolidated financial statements, although early adoption is permitted.

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

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non- controlling interests consist of the amount of those interests at the date of the business combination and the non- controlling interests’ share of changes in equity since that date.

Profit or loss and each component of other comprehensive income/ loss (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

When the proportion of the equity held by the non-controlling interest in a subsidiary changes, without loss of control, the Group adjusts the carrying amount of the controlling and non-controlling interests to reflect changes in their relative interests in the subsidiary. For this purpose, non-controlling interest is measured at proportionate share of the carrying amount of the net assets, including goodwill, if any, of the respective subsidiary. The Group recognizes directly in the NCI Reserve any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent. Any transaction costs incurred in connection for sale of non-controlling interest in a subsidiary without loss of control, are deducted from equity and allocated to non-controlling interest.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non- controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.4 Foreign currency transactions

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

Group companies

For consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive loss are translated at average exchange rates prevailing during the year ended March 31, 2025, March 31, 2024 and March 31, 2023, except for transactions where there is a significant difference in the average exchange rate and exchange rate on the date of transaction, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI and accumulated in equity under the head Foreign currency translation reserve. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2025, the consolidated statement of profit or loss and other comprehensive income/ (loss) for the year ended March 31, 2025 and consolidated statement of cash flows for year ended March 31, 2025 were converted into USD at the exchange rate of 85.43 INR per USD, which is based on the noon buying rate as at March 31, 2025, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that exchange rate as well as that such numbers are in compliance as per the requirements of IFRS. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

The operating cycle is the time between the acquisition of assets for processing and their realization / settlement in cash and cash equivalents. The Group has identified period up to twelve months as its operating cycle for classification of their current assets and liabilities.

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

At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and then recognizes the loss as ‘Share of loss of a joint venture’ in the consolidated statement of Profit or Loss and (including other comprehensive Income).

When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. At each reporting date, Group true-up its obligation to contribute towards the share of cumulative loss of the Joint venture, and reversal, if any, arising is recognized as the gain under ‘Share of loss of a joint venture’ in the statement of profit or loss.

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in profit or loss once the services are rendered. This is generally the case : 1) on issuance of ticket in case of sale of airline tickets. 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

The application of our revenue recognition policies and a description of our principal activities, organized by segment, from which we generate our revenue, are presented below.

Air Ticketing

The Group receive commissions or service fees from the travel supplier/bank and/or travelling customer. Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis. Performance obligation in this regard is satisfied on issuance of airline ticket to the traveler. The Group records an allowance for cancellations at the time of the transaction based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

The Group receives upfront fee from Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on their website or other distribution channels to travel agents for using their system. The upfront fees is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement, in both cases using such GDS platforms, and the balance amount is recognized as deferred revenue.

The Group earns incentives from airlines if specific targets are achieved over a period of time. Such incentives are treated as variable consideration and the Group estimates the amount of consideration to which it will be entitled in exchange for services at the contract inception date and at each reporting date using either the most likely amount method or the expected value method, depending on which method the Group expects to better predict the amount of consideration to which it will be entitled. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Group includes estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The disclosures of significant estimates and assumptions relating to the estimation of variable consideration are provided in Note 8.

Hotels and Packages (including Meeting, Incentives, Conferences, & Exhibitions (MICE))

Revenue from hotel reservation is recognized as an agent on a net commission earned basis. Revenue from service fee from customer is recognized on earned basis. Both the performance obligations are satisfied on the date of hotel booking. The Group records an allowance for cancellations at the time of booking on this revenue based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

Revenue from packages (including MICE) are accounted for on a gross basis as the Group controls the services before such services are transferred to the traveler and is determined to be the primary obligor in the arrangement. The Group recognises revenue from such packages on the date of completion of outbound and inbound tours and packages. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis on the date of booking of ticket, net of allowance for cancellations at the time of the transaction based on historical experience. Revenue related to freight forwarding services is recognized at the time of departure of the cargo at the origin in case of exports and in case of Imports, revenue is recognized on the basis of arrival dates. The Group acts as an agent; accordingly recognize revenue only for commission on the arrangement.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Others

Income from other source, primarily comprising advertising revenue, revenue from sale of coupons & vouchers and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed as per the terms of the agreements with respective suppliers.

Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognized as revenue when loyalty points are redeemed or the likelihood of the customer redeeming the loyalty point become remote.

The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives to the end users and loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

Contract balances

Contract assets

A contract asset is recognized for the right to consideration in exchange for services transferred to the customer if receipt of such consideration is conditional on completion of further activities/ services, i.e., the Group does not have an unconditional right to receive consideration (refer to Note 8).

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due) (refer to Note 26).

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Finance income and Finance costs

Finance income comprises interest income on term deposits. Interest income is recognized as it accrues in the consolidated statement of profit or loss, using the effective interest rate method (EIR).

Finance cost comprises interest expense on borrowings, interest expense on lease liability and unwinding of other financial liabilities. Interest expense is recognized in profit or loss using EIR.

Income Taxes

The income tax expense comprises of current and deferred income tax. Income tax is recognized in the consolidated statement of Profit and Loss, except to the extent that it relates to items recognized in the other comprehensive income or directly in equity, in which case the related income tax is also recognized accordingly.

Current tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generate taxable income.

Current income tax relating to items recognized outside profit or loss is recognized outside profit or loss (either in other comprehensive income or in equity). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses, except:

● When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit or loss and (ii) and does not give rise to equal taxable and deductible temporary differences.

● In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss (either in other comprehensive income or in equity). Deferred tax items are recognized, in correlation to the underlying transaction either in other comprehensive income/loss or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Minimum Alternative Tax

Minimum alternate tax (MAT) paid in a year is charged to the statement of profit and loss as current tax for the year. The deferred tax asset is recognized for MAT credit available only to the extent that it is probable that the concerned company will pay normal income tax during the specified period, i.e., the period for which MAT credit is allowed to be carried forward, and MAT Credit asset can be recovered. In the year in which the company recognizes MAT credit as an asset, it is created by way of credit to the statement of profit and loss and shown as part of deferred tax asset. The company reviews the “MAT credit entitlement” asset at each reporting date and writes down the asset to the extent that it is no longer probable that it will pay normal tax during the specified period.

Income tax assets and liabilities are off-set against each other and the resultant net amount is presented in the balance sheet, if and only when, (a) the Group currently has a legally enforceable right to set-off the current income tax assets and liabilities, and (b) when it relates to income tax levied by the same taxation authority and where there is an intention to settle the current income tax balances on net basis.

Property, plant and equipment (‘PPE’)

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

Depreciation on PPE is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. The Group has used the following useful lives to provide depreciation on its PPE.

Particulars	Years
Computers and peripherals	3
Office equipment	5
Furniture and fixtures
Leasehold improvements	Amortized over the lower of primary lease period or economic useful life, whichever is less
Vehicles	3 – 7 years
Building	60 years

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

Research and development costs

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

Intangible assets are amortized as below:

Intellectual property rights	3 years
Computer software and websites	3 to 5 years
Supplier relationship	15 years
Trademarks	15 years
Customer relationships	10-15 years

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

●	Buildings	3 to 9 years
●	Others	3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. Refer “Impairment of non-financial assets” policy.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

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

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of building (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Refer to Note 42 for disclosures on leases.

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

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes cash and cash equivalents, trade receivables, cash and cash equivalents, term deposits, security deposits and employee loans. For more information on receivables, refer to Note 26. The Group does not have material financial assets classified under other categories.

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass- through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

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

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

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

The Group’s financial liabilities include trade and other payables, interest-bearing borrowings including bank overdrafts.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include share warrants for which gain or loss is routed through profit or loss.

Loans and borrowing

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in profit or loss. This category applies to interest- bearing borrowings, trade and other payables.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

● In the principal market for the asset or liability, Or

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

Borrowing cost

Borrowing cost includes interest and amortization of ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur.

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

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

These estimates are reviewed at each reporting date and adjusted to reflect the current best estimates.

Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of Profit and Loss net of any reimbursement.

Contingent liabilities

Disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably.

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

The cost of equity-settled transactions is determined at the fair value at the date when the grant is made using Black- Scholes valuation model, further details of which are given in Note 30.

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

IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

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

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is higher of value in use and fair value less cost to sell. The Group first determines value in use to calculate recoverable amount. If value in use calculation indicates impairment, then fair value less cost to sell is also determined. The value in use calculation is based on a DCF model. The cash flows are derived from the budget approved by the management for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. After budget period, cash flow is determined based on extrapolation. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group.

The key assumptions used to determine the recoverable amount for the CGUs, including sensitivity analysis, are disclosed and further explained in Note 20.

The Group tests goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)	Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26.

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

h)	Recognition of variable consideration incentives pertaining to air ticketing

The Group receives incentives from Global Distribution System (“GDS”) providers for achieving minimum performance thresholds of ticket segments sales over the term of the agreement. The Group does not have a right to payment until the ticket segment thresholds as agreed are met. The variable considerations (i.e. incentives) to be included in the transaction price is estimated at inception and adjusted at the end of each reporting period as additional information becomes available only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For doing such assessment, management considers various assumptions which primarily includes the Group’s estimated air ticket sales growth rates and the impact of marketing initiatives on the Group’s ability to achieve sales targets set by the GDS providers. These assumptions are forward looking and could be affected by future economic and market conditions. Also refer note 8.

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

2. Hotels and Packages: Through an internet and mobile based platform and call-centers, the Group provides holiday packages and hotel reservations and Meeting, Incentives, Conferences, & Exhibitions (M.I.C.E). For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of Group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, is treated as one reportable segment due to similarities in the nature of services.

3. Other services primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The other services do not meet any of the quantitative thresholds to be a reportable segment for any of the years presented in these consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.

Information about Reportable Segments:

	Reportable segments
	Air Ticketing			Hotels and Packages			Other Services			Total
	March 31			March 31			March 31			March 31
Particulars	2023	2024	2025	2023	2024	2025	2023	2024	2025	2023	2024	2025

Revenue as per IFRS - Rendering of services*	1,779,972	1,729,305	1,925,254	1,471,270	1,693,962	5,138,044	154,305	160,531	320,165	3,405,548	3,583,798	7,383,464
Customer inducement and acquisition costs	2,555,320	2,773,118	1,662,928	263,756	312,206	350,741	23,380	18,544	15,858	2,842,456	3,103,868	2,029,527
Service cost	-	-	-	(669,098)	(866,039)	(4,016,080)	-	-	(22,966)	(669,098)	(866,039)	(4,039,046)
Adjusted Margin	4,335,292	4,502,423	3,588,182	1,065,927	1,140,129	1,472,706	177,685	179,075	313,057	5,578,906	5,821,627	5,373,945

Other revenue #										421,717	606,099	571,058
Other income										152,520	102,362	108,957
Customer inducement and acquisition costs (recorded as a reduction of revenue)										(2,842,455)	(3,103,868)	(2,029,527)
Personnel expenses										(1,148,434)	(1,348,215)	(1,596,258)
Marketing and sales promotion expenses										(336,472)	(459,935)	(430,106)
Other operating expenses										(1,554,963)	(1,579,352)	(1,779,465)
Finance cost										(326,399)	(286,998)	(106,877)
Depreciation and amortization										(190,152)	(197,527)	(308,899)
Finance income										28,944	170,714	207,824
Listing and related expenses										(23,591)	(54,238)	-
Impairment of loan to joint venture										(1,000)	-	-
(Loss)/ Profit before taxes										(241,380)	(329,331)	10,652
Tax (expense)/ benefit										(46,788)	(37,174)	12,849
(Loss) / Profit for the year										(288,168)	(366,505)	23,501

*	There were no inter-segment revenue during the year ended March 31, 2023, March 31, 2024 and March 31, 2025. This amount constitutes of ‘revenue from external customer only.

#	Other revenue primarily comprises the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

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

Notes: For purposes of reporting to the CODM, certain promotion expenses including upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with Ind AS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses (included under Unallocated expenses)

Reconciliation of Reportable Segments Revenue to the Group’s Total Revenue:

	Total
	March 31
Particulars	2023	2024	2025
Revenue as per IFRS - Rendering of services	3,405,548	3,583,798	7,383,464
Other Revenue	421,717	606,099	571,058
Total Revenue	3,827,265	4,189,897	7,954,522

Geographical Information:

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets

	Non current assets*
	March 31, 2024	March 31, 2025

India	1,147,306	2,664,836
Others	-	-
Total	1,147,306	2,664,836

*	Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Major Customers:

Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues in any of the three years presented.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

6.	Group information

A.	The Group’s subsidiaries along with the proportion of ownership interests and the voting rights held directly or indirectly by the Parent Company are disclosed below. The country of incorporation is also their principal place of business. The consolidated financial statements of the Group includes:

Information about group subsidiaries

			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2024		March 31, 2025
THCL Travel Holding Cyprus Limited	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	**	100	**
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Limited	Travel & Travel related services	India	64.46	*	64.46	*
Yatra Corporate Hotel Solutions Private Limited	Travel & Travel related services	India	64.46	#	64.46	#
TSI Yatra Private Limited	Travel & Travel related services	India	64.46	#	64.46	#
Yatra TG Stays Private Limited	Travel & Travel related services	India	64.46	#	64.46	#
Yatra Hotel Solutions Private Limited	Travel & Travel related services	India	64.46	#	64.46	#
Yatra for Business Private Limited	Travel & Travel related services	India	64.46	#	64.46	#
Travel.Co.In Private Limited	Travel & Travel related services	India	64.46	#	64.46	#
Yatra Online Freight Services Private Limited	Freight forwarding services	India	64.46	#	64.46	#
Yatra Middle East L.L.C-FZ	Computer programming, consultancy and related activities, arranging and assembling tours and forwarding of freight	United Arab Emirates	64.46	***	64.46	***
Yatra MICE and Holidays Limited (formerly known as Adventure & Nature Network Private Limited)	Travel & Travel related services	India	-		63.82	****
Globe All India Services Limited	Travel & Travel related services	India	-		64.46	*

*	Remaining shares of 35.54% (March 31, 2024: 35.54%) are held by the public and institutional shareholder (non-controlling shareholder) as at March 31, 2025. Refer to note 29.

**	Includes 18.63% (March 31, 2024: 18.63%) Class F Shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F Shares in the Company having no economic value and have an exchange right to acquire Ordinary Shares of the Company.

***	On February 9, 2023, Yatra Middle East L.L.C.-FZ was incorporated in Dubai, United Arab Emirates with principal activity of Computer programming, consultancy and related activities, arranging and assembling tours and forwarding of freight. Yatra Online, Inc. (the “Company”), through its subsidiary, Yatra Online Limited holds all of the outstanding shares of Yatra Middle East L.L.C.-FZ.

Remaining shares of 35.54% (March 31, 2024: 35.54%) are held indirectly by the non-controlling shareholder as at March 31, 2025 through Yatra Online Limited.

****	Remaining shares of 36.18% are held are held indirectly by the non-controlling shareholder as at March 31, 2025 through Yatra Online Limited.

#	Remaining shares of 35.54% (March 31, 2024: 35.54%) are held indirectly by the non-controlling shareholder as at March 31, 2025 through Yatra Online Limited.

B.	Joint Venture

The Group had a 50% interest in Yatra MICE and Holidays Limited (formerly known as Adventure & Nature Network Private Limited) as at March 31, 2024 which has became subsidiary from joint venture during the year. For more detail, refer to Note 14.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

C.	Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests that are material to the Group primarily relates to Yatra Online Limited (Indian subsidiary and its step-down subsidiaries) as at and for the year ended March 31, 2025.

The table below shows summarized consolidated financial information of Yatra Online Limited, before intercompany eliminations:

(i) Consolidated statement of financial position

	As at March 31
	2024	2025	2025
	INR	INR	USD
Non- current assets	1,526,239	2,982,968	34,916
Current assets	10,538,735	10,086,815	118,071
Non- current liabilities	339,769	415,344	4,862
Current liabilities	4,454,016	4,979,925	58,292
Total equity	7,271,189	7,674,514	89,833

Attributable to:
Non – controlling interest	2,371,802	2,501,141	29,277
Equity attributable to equity holders of the parent	4,899,387	5,173,373	60,556

(ii) Consolidated statement of profit or loss and other comprehensive income or loss

	For the year ended March 31
	2023	2024	2025	2025
	INR	INR	INR	USD

Revenue	3,801,597	4,186,676	7,950,976	93,070
Other income	144,954	102,294	113,653	1,330
Expenses	(3,595,026)	(4,195,487)	(7,779,148)	(91,059)
Finance income	28,760	157,132	203,964	2,388
Finance cost	(234,097)	(245,957)	(101,256)	(1,185)
Listing and related expenses	(23,591)	(54,238)	-	-
Tax expense	(45,697)	(32,514)	14,472	169
Profit/ Loss) for the year	76,900	(82,094)	402,661	4,713
Other comprehensive income for the year, net of tax	(10,458)	(5,958)	(3,058)	(36)
Total comprehensive income / (loss) for the year, net of tax	66,442	(88,052)	399,603	4,677

(Loss)/ Profit for the year attributable to:
Non-controlling interests	1,084	(29,175)	130,426	1527
Equity holders of the parent	75,816	(52,919)	272,236	3,187

Total comprehensive income / (loss) attributable to:
Non-controlling interests	937	(31,293)	129,344	1,514
Equity holders of the parent	65,505	(56,759)	270,259	3,164

(iii) Consolidated statement of cash flows

	For the year ended March 31
	2023	2024	2025	2025
	INR	INR	INR	USD
Net cash used in operating activities	(1,530,819)	(1,424,478)	(886,480)	(10,377)
Net cash used in/ generated from investing activities	(166,655)	(2,337,311)	936,981	10,968
Net cash generated/ (used) in financing activities	1,384,190	4,663,085	(1,022,045)	(11,964)
Net increase/ (decrease) in cash and cash equivalents	(313,284)	901,296	(971,544)	(11,373)

D.	Change in interest without loss of control

Pursuant to Indian IPO of Yatra Online Limited (“Indian subsidiary”), non-controlling interest share has increased from 1.41% to 35.54%. Following is a schedule of change in interest without loss of control:

For the year ended March 31, 2024

Cash consideration received from non-controlling shareholders*	7,688,896
Less: Proportionate interest of non-controlling shareholder in net asset of Indian subsidiary	2,656,614
Difference recognized in Non-controlling interest reserve within equity	5,032,282

*	disclosed as “Change in non-controlling interest” under financing activities in Consolidated Statement of Cash flow

Additional NCI measurement on the date of change in interest:

Proportionate interest of non-controlling shareholder in net asset of Indian subsidiary	2,656,614
Less: Transaction costs attributed to NCI	278,757
Amount recognized as NCI	2,377,857

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

7.	Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements.

Fair values

The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings, security deposits and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31,	As at March 31,	As at March 31,	As at March 31,
	2024	2025	2024	2025
Financial assets
Assets carried at amortized cost
Trade and other receivables	4,637,243	5,568,241	4,637,243	5,568,241
Cash and cash equivalents	1,741,950	605,802	1,741,950	605,802
Term deposits	2,757,824	1,354,170	2,757,824	1,300,155
Other financial assets	167,297	155,436	167,297	155,436
Total	9,304,314	7,683,649	9,304,314	7,683,649

Financial liabilities
Liabilities carried at amortized cost
Trade and other payables	2,608,087	2,953,069	2,608,087	2,953,069
Borrowings	638,192	545,864	638,192	545,864
Other liabilities	418,969	93,924	418,969	93,924
Lease liabilities	215,742	238,149	215,742	238,149
Total	3,880,990	3,831,006	3,880,990	3,831,006

Fair value hierarchy

The table below analyses/disclose level wise fair value for financial instruments which are either carried at fair value or require fair value disclosure being long-term in nature. The different levels of fair value have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		March 31, 2024
	Carrying value	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	2,757,824	-	2,757,824	-	2,757,824
Other financial assets	167,297	-	167,297	-	167,297
Total assets	2,925,121	-	2,925,121	-	2,925,121
Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	638,192	-	638,192	-	638,192
Other liabilities	418,969	-	418,969	-	418,969
Total Liabilities	1,057,161	-	1,057,161	-	1,057,161

		March 31, 2025
	Carrying value	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	1,354,170	-	1354,170	-	1,354,170
Other financial assets	155,436	-	155,436	-	155,436
Total assets	1,509,606	-	1,509,606	-	1,509,606

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	545,864	-	545,864	-	545,864
Lease liabilities	238,149	-	238,149	-	238,149
Total Liabilities	784,013	-	784,013	-	784,013

There are no material differences between carrying value and fair value determined.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2024 and March 31, 2025 as well as the inputs used.

Type	Valuation technique	Inputs used
Financial Instruments for which fair value is disclosed:

Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.

Term deposits	Discounted cash flows	Prevailing interest rate in market, cash flows.

Other financial assets	Discounted cash flows	Prevailing interest rate in market, cash flows.

Other liabilities	Discounted cash flows	Prevailing interest rate in market, cash flows.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

8	Rendering of services

8.1	Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,
	2023	2024	2025
Air Ticketing	1,779,972	1,729,305	1,925,254
Hotels and Packages	1,471,270	1,693,962	5,138,044
Other Services	154,306	160,531	320,166
	3,405,548	3,583,798	7,383,464

During the year ended March 31, 2023, in respect of incentive receivable from GDS providers, the management has determined that it is highly probable that the Group will comply the prescribed conditions and a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved and accordingly, the Group has recognized revenue amounting to INR 185,991, proportionately for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement with corresponding recognition of contract assets, since the receipt of consideration is conditional on achieving ticket segment thresholds as specified. The Group has met remaining conditions during the year ended March 31, 2024 and received entire contract assets of INR 185,991. Further, there are no incentive receivable from GDS providers as at March 31, 2024.

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

	March 31,
	2024	2025
Contract Assets	-	-

Changes in contract assets are as follows:

	March 31,
	2024	2025
Balance at the beginning of the year	190,598	-
Revenue recognized during the year#	-	-
Billed during the year	(190,598)	-
Balance at the end of the year	-	-

#	Refer to Note 8.1 above for details about contract assets for the year ended March 31, 2024.

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group’s performance obligations which is classified as “advance from customers”, consideration allocated to customer loyalty programs and advance received from Global Distribution System (“GDS”) provider for bookings of airline tickets in future which is deferred, and which is classified as “deferred revenue”.

	March 31,
	2024	2025
Advance from customer (refer to Note 37)	622,178	1,027,588
Deferred revenue (refer to Note 35)	3,360	2,390
Total Contract liabilities	625,538	1,029,978

As at March 31, 2024, INR 622,178 (March 31, 2023: INR 525,638) of advance consideration received from customers for travel bookings was reported within contract liabilities, INR 520,441 (March 31, 2024: INR 344,841) of which was applied to revenue and INR 9,103 (March 31, 2024: INR 9,662) was refunded to customers, the acquisition of subsidiaries also resulted in increase in contract liabilities of INR 88,046 (March 31, 2024: INR Nil) during the year ended March 31, 2025. As at March 31, 2025, the related balance was INR 1,027,588 (March 31, 2024: INR 622,178)

No information is disclosed about remaining performance obligations at March 31, 2025 and March 2024 that have an original expected duration of one year or less, as allowed by IFRS 15.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

9	Other revenue

	March 31,
	2023	2024	2025
Marketing revenue	421,717	606,099	571,058
Total	421,717	606,099	571,058

Primarily comprising advertising revenue and fees for facilitating website access to travel insurance providers.

10	Other income

	March 31,
	2023	2024	2025
Liability no longer required to be paid	140,693	100,492	106,571
Gain on termination/rent concession of leases (Refer note 42)	1,811	-	619
Gain on sale of property, plant and equipment (net)	3,800	705	770
Miscellaneous income	6,216	1,165	997
Total	152,520	102,362	108,957

Liability no longer required to be paid represent trade payables in respect of which the Group does not have any further obligation.

11	Personnel expenses

	March 31,
	2023	2024	2025
Salaries, wages and other short term employee benefits	907,523	1,020,823	1,346,103
Contributions to defined contribution plans	47,321	54,683	63,661
Expenses related to defined benefit plans (Refer note 34)	11,321	10,490	17,216
Share based compensation costs (Refer note 30)	152,054	229,260	124,787
Employee welfare expenses	30,215	32,959	44,491
Total	1,148,434	1,348,215	1,596,258

12	Other operating expenses

	March 31,
	2023	2024	2025
Commission	315,137	360,877	304,932
Communication	164,637	179,656	210,303
Legal and professional fees	301,252	346,867	480,944
Outsourcing fees	28,764	35,924	36,054
Payment gateway and other charges	397,590	511,948	414,969
Bad debts written-off and allowance for credit impaired receivables and other advances	154,607	(43,697)	84,415
Duties and taxes	14,632	2,606	51,985
Rent (Refer note 42)	1,832	3,646	10,968
Repairs and maintenance	44,387	48,056	59,728
Travelling and conveyance	32,126	41,200	38,868
Insurance	76,170	55,637	48,139
Corporate social responsibility (CSR) expense	-	-	4,998
Miscellaneous expenses	23,829	36,632	33,162
Total	1,554,963	1,579,352	1,779,465

13	Depreciation and amortization

	March 31,
	2023	2024	2025
Depreciation	14,307	20,336	40,771
Amortization	119,196	122,920	206,682
Depreciation on right of use assets	56,649	54,271	61,446
Total	190,152	197,527	308,899

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

14.	Investment in joint venture

The Group entered into a MoU (Memorandum of Understanding) with Snow Leopard Pvt. Ltd (SLA) on September 28, 2012 to set up a joint venture company Yatra MICE and Holidays Limited (formerly known as Adventure & Nature Network Private Limited) (ANN) to do business in adventure travel, having its principal place of business in India.

Both Group and SLA had equal right in management of ANN requiring unanimous decision in board meetings and shareholder’s meetings.

Pursuant to Share Purchase Agreement executed on June 19, 2024, the Group has acquired additional 49% of the equity share capital of Yatra MICE and Holidays Limited (formerly known as Adventure & Nature Network Private Limited) (a Joint Venture Entity of the Group prior to acquisition of additional stake) from Snow Leopard Adventures Private Limited i.e. Joint Venture Partner for a cash consideration of INR 9,800.

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements as at June 18, 2024, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

	As at March 31, 2024	As at June 18, 2024
Current Assets
Cash and cash equivalents	1,582	2,872
Other current financial assets	1,818	338
Non-current liabilities
Employee benefits	(246)	(151)

Current liabilities
Borrowings	(63,500)	(109,043)
Trade and other payables	(12,474)	-
Employee benefits	(197)	(209)
Other non-financial liability	(35,163)	(2,343)

Equity	(108,180)	(108,536)
Group’s carrying amount of the investment (50%)	(54,090)	(54,268)
True-up of carrying value to group share loss	54,090	54,268
Net carrying amount of investment	-	-

Summarized statement of profit or loss of ANN:

	March 31,		Period ended
	2023	2024	June 18, 2024
Revenue	7,554	3,417	710
Other operating expenses, including depreciation INR Nil (March 31, 2024: INR Nil and March 31, 2023: INR NIL)	(5,931)	(8,506)	(926)
Finance cost	(9,230)	(600)	(242)
Loss before tax	(7,607)	(5,689)	(458)
Income tax expense	-	-	-
Loss for the year/ period	(7,607)	(5,689)	(458)
Group’s share of loss for the year/period	(3,803)	(2,845)	(229)

The joint venture had contingent liabilities as at June 18, 2024 INR 4,126 (March 31, 2024: INR 4,126 and March 31, 2023: INR 4,321). The joint venture had no capital commitments as at March 31, 2024.

15	Finance income

	March 31,
	2023	2024	2025
Interest income on :
- Bank deposits recognized at amortized cost	14,354	160,784	154,160
- Others	3,521	6,528	49,263
Foreign exchange gain (net)	7,655	-	-
Unwinding of other financial assets	3,414	3,402	4,401
Total	28,944	170,714	207,824

16	Finance cost

	March 31,
	2023	2024	2025
Bank charges	78,091	25,120	26,044
Foreign exchange loss (net)	-	20,790	3,876
Interest on borrowings recognized at amortized cost	129,888	207,089	43,844
Interest on lease liabilities (Refer note 42)	35,992	32,267	32,608
Unwinding of other financial liabilities	51,878	-	-
Others	30,550	1,732	505
Total	326,399	286,998	106,877

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

17.	Income taxes

A.	Loss/ (Profit) for the year before income taxes are as follows:

	March 31,
	2023	2024	2025
Domestic	(353,088)	(273,102)	(347,504)
Foreign operations	111,708	(56,229)	358,156
Total	(241,380)	(329,331)	10,652

B.	The major components of income tax expense for the years ended March 31, 2023, March 31, 2024 and March 31, 2025 are:

	March 31,
	2023	2024	2025
Current year	52,046	39,045	11,636
Adjustment related to previous year	-	-	(9,008)
Current income tax expenses	52,046	39,045	2,628

Origination and reversal of temporary differences	(5,258)	(1,871)	(15,477)
Deferred tax expense	(5,258)	(1,871)	(15,477)
Total income tax expenses/ (benefit) as reported in statement of profit or loss	46,788	37,174	(12,849)

C.	Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2023	2024	2025
(Loss)/ Profit for the year	(288,168)	(366,505)	23,501
Income tax expense/(reversal)	46,788	37,174	(12,849)
(Loss)/ Profit before income taxes*	(241,380)	(329,331)	10,652
Expected tax expense at statutory income tax rate#	32,760	(165)	84,863
Non-deductible expenses	19,074	17,026	1,138
Utilization of previously unrecognized tax losses	(42,671)	(29,260)	(35,867)
Current year losses for which no deferred tax asset was recognized	36,761	83,574	(37,497)
Change in unrecognized temporary differences	209	(35,638)	(11,639)
Effect of change in tax rate	(1,908)	-	(5,726)
Others	2,563	1,637	(8,121)
	46,788	37,174	(12,849)

*	Refer to Note A above for breakup of loss before tax into domestic (Parent Company) and foreign operations (subsidiaries).

#	The domicile of the Parent Company is Cayman Islands wherein the applicable tax rate is Nil (March 31, 2024: Nil, March 31, 2023: Nil)The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 25.17% to 26.00% (March 31, 2024: 25.17% to 26.00% and March 31, 2023: 25.17% to 26.00%) in India and 17% (March 31, 2024: 17% and March 31, 2023: 17%) in Singapore, that have been applied to profit or loss of the respective jurisdiction for determination of expected tax expense.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

18.	Loss per share

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

The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2023	2024	2025
Loss attributable to ordinary shareholders - Basic	(289,243)	(350,943)	(106,925)
Weighted average number of ordinary shares outstanding used in computing basic loss per share	62,991,006	62,672,527	61,875,719
Basic loss per share	(4.59)	(5.60)	(1.73)

The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2023	2024	2025
Loss attributable to ordinary shareholders-Dilutive	(289,243)	(350,943)	(106,925)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	62,991,006	62,672,527	61,875,719
Diluted loss per share	(4.59)	(5.60)	(1.73)

Refer to Note 29 for the detailed movement in share capital during the financial year.

Loss attributable to shareholders is allocated equally for each class of share.

The Performance Stock Units (PSUs) are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions (i.e., agreed market price) in addition to the passage of time. The number of contingently issuable shares to be included in the diluted EPS calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period. The contingently issuable shares are not included in the diluted EPS calculation since no shares would be issued if the market price as at March 31, 2024 and March 31, 2025 were the market price at the end of the contingency period. Hence, these units are also anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

19.	Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Office Building	Total
Gross block
At April 1, 2023	228	318,321	2,480	71,595	25,212	-	417,836
Additions	-	26,598	64	22,392	393	-	49,447
Disposals/adjustment	-	(9,975)	-	(2,046)	(2)	-	(12,023)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-
At March 31, 2024	228	334,944	2,544	91,941	25,603	-	455,260
On account of business combination	-	3,197	909	47	846	41,036	46,035
Additions	955	39,548	93	23,838	1,944	-	66,378
Disposals/adjustment	-	(15,562)	-	(21,817)	(758)	-	(38,137)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-
At March 31, 2025	1,183	362,127	3,546	94,009	27,635	41,036	529,536

Depreciation
At April 1, 2023	227	309,248	2,060	36,512	23,947	-	371,994
Charge for the year	-	5,591	121	13,868	756	-	20,336
Disposals/adjustment	-	(9,975)	-	(930)	-	-	(10,905)
Effects of movements in foreign exchange rates	-	-	-	-	-		-
At March 31, 2024	227	304,864	2,181	49,450	24,703	-	381,425
Charge for the year	53	21,096	205	18,124	926	367	40,771
Disposals/adjustment	-	(15,527)	-	(13,188)	(769)	-	(29,484)
Effects of movements in foreign exchange rates	-	-	-	-	-		-
At March 31, 2025	280	310,433	2,386	54,386	24,860	367	392,712

Net block
At March 31, 2024	1	30,080	363	42,491	900	-	73,835
At March 31, 2025	903	51,694	1,160	39,623	2,775	40,669	136,824

The carrying value of vehicles held under vehicle loan have a gross book value of INR 65,291 (March 31, 2024: INR 50,828), depreciation charge for the year of INR 14,755 (March 31, 2024: INR 12,323), accumulated depreciation of INR 26,460 (March 31, 2024: INR 16,806), net book value of INR 38,831 (March 31, 2024: INR 34,022). Vehicles are pledged as security against the related vehicle loan.

During the year ended March 31, 2025, the Group has taken overdraft facility which is fully secured against pari passu charges on all property, plant and equipment of “Yatra Online Limited”, “Globe All India Services Limited” and “Yatra for Business Private Limited”.

Refer note No. 38 for disclosure on contractual commitments for the acquisition of property, plant and equipment.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

20.	Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer Relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development		Total
Gross block
At April 1, 2023	2,575,731	59,209	222,169	140,336	22,171	271,329	1,015,099	43,272		4,349,316
Additions	219,301	-	-	-	-	-	-	254,465		473,766
Disposals/adjustment	-	-	-	-	-	-	-	(216,391)	*	(216,391)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2024	2,795,032	59,209	222,169	140,336	22,171	271,329	1,015,099	81,346		4,606,691
Additions	253,191	-	-	-	-	-	-	264,384		517,575
Disposals/adjustment	-	-	-	-	-	-	-	(248,888)	*	(248,888)
On account of business combination	2,529	-	138,030	189,586	-	315,870	723,529	-		1,369,544
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2025	3,050,752	59,209	360,199	329,922	22,171	587,199	1,738,628	96,842		6,244,922
				-
Amortization and Impairment
At April 1, 2023	2,395,502	59,209	222,169	113,399	21,821	271,329	486,908	-		3,570,337
Charge for the year	113,591	-	-	8,979	350	-	-	-		122,920
Disposals	-	-	-	-	-	-	-	-		-
Impairment of goodwill	-	-	-	-	-	-	-	-		-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2024	2,509,093	59,209	222,169	122,378	22,171	271,329	486,908	-		3,693,257
Charge for the year	173,951	-	5,093	15,981	-	11,657	-	-		206,682
Disposals	-	-	-	-	-	-	-	-		-
Impairment of goodwill	-	-	-	-	-	-	-	-		-
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-	-		-
At March 31, 2025	2,683,044	59,209	227,262	138,359	22,171	282,986	486,908	-		3,899,939

Net block
At March 31, 2024	285,939	-	-	17,958	-	-	528,191	81,346		913,434
At March 31, 2025	367,708	-	132,937	191,563	-	304,213	1,251,720	96,842		2,344,983

*	Intangible assets capitalized during the year.

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

	March 31,
	2024	2025
TSI Yatra Private Limited	103,670	103,670
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited	219,163	219,163
Yatra for Business Private Limited	205,358	205,358
Globe All India Services Limited (refer to Note 44)	-	723,529
Total	528,191	1,251,720

Below table summarizes the valuation method used for determining recoverable amount of goodwill:

March 31,
	2024	2025
TSI Yatra Private Limited	FVLCOD	Value in use
Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited	Value in use	Value in use
Yatra for Business Private Limited	FVLCOD	Value in use

Considering the market dynamics, the Group has changed the method for testing goodwill impairment as at March 31, 2025 from “FVLCOD” used in the year ended March 31, 2024 to “value in use” for the following companies, since it represents a more accurate and reliable method to estimate value in use as at the said date.

1. TSI Yatra Private Limited

2. Yatra for Business Private Limited

The new method complies with relevant accounting standards and regulations and is applied consistently across all reporting units. The change in method has not resulted in a different outcome that would have been obtained using the previous method.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited:

The recoverable amount of Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited for the years ended March 31, 2025 and March 31, 2024, is based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below:

	As at	As at
	March 31, 2024	March 31, 2025
Pre -Tax Discount rate	24.05%	21.19%
Terminal Value growth rate	4.00%	5.00%
EBITDA margin over next 5 years (March 31, 2024 : 5 years)	22.54% - 23.63%	19.0% - 21.3%

Management has determined the values assigned to each of the above key assumptions as follows:

Discount Rate: The above discount rate represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and is derived from its weighted average cost of capital (WACC).

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

The estimation of value in use reflects assumptions that are subject to various risks and uncertainties, including key assumptions regarding EBITDA margin, terminal value growth rate and discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Sensitivity change in assumptions

The calculation of value in use for Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited” is most sensitive to EBITDA margin, discount rate and long-term growth rate assumptions.

For the year ended March 31, 2025 and March 31, 2024, an analysis of the calculation’s sensitivity to a change in the key parameters (EBITDA margin, discount rate and long-term growth rate) based on reasonably probable assumptions in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited”, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

TSI Yatra Private Limited:

The recoverable amount of TSI Yatra Private Limited for the years ended March 31, 2025 are based on its value in use and determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below:

As at
March 31, 2025
Pre -Tax Discount rate	29.79%
Terminal Value growth rate	5.00%
EBITDA margin over next 5 years	20.4% - 35.5%

During the March 31, 2024, the recoverable value of these companies was computed using fair value less cost of disposal (“FVLCOD”) method categorized as Level 3 calculations due to un-observable inputs used in the valuations.

The FVLCOD calculations were determined by considering median quartile of EBITDA multiple to enterprise value of comparable companies (‘EBITDA market multiple’) and thereafter applying discount to reflect the risk relating to business of the above-mentioned CGUs. The resultant/ discounted/ adjusted EBITDA market multiple was applied to the EBITDA for the year ended March 31, 2024 of above mentioned CGUs to determine the FVLCOD.

The calculation of FVLCOD is most sensitive to the following assumptions:

As at
March 31, 2024
EBITDA Market Multiple	14.2 - 16.7
Discount applied	10% - 20%

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Sensitivity change in assumption

The calculation of value in use for TSI Yatra Private Limited is most sensitive to EBITDA margin, discount rate and long-term growth rate assumptions.

For the year ended March 31, 2025, an analysis of the calculation’s sensitivity to a change in the key parameters (EBITDA margin, discount rate and long-term growth rate) based on reasonably probable assumptions in TSI Yatra Private Limited, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

For the year ended March 31, 2024, an analysis of the calculation’s sensitivity to a change in the key parameter (EBITDA margin multiple) based on reasonably probable assumptions, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

Yatra for Business Private Limited:

The recoverable amount of Yatra for Business Private Limited for the years ended March 31, 2025 are based on its value in use and determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below:

As at
March 31, 2025
Pre -Tax Discount rate	28.59%
Terminal Value growth rate	5.00%
EBITDA margin over next 5 years	10.1% - 33.6%

During the March 31, 2024, the recoverable value of these companies was computed using fair value less cost of disposal (“FVLCOD”) method categorized as Level 3 calculations due to un-observable inputs used in the valuations.

The FVLCOD calculations were determined by considering median quartile of EBITDA multiple to enterprise value of comparable companies (‘EBITDA market multiple’) and thereafter applying discount to reflect the risk relating to business of the above-mentioned CGUs. The resultant/ discounted/ adjusted EBITDA market multiple was applied to the EBITDA for the year ended March 31, 2024 of above mentioned CGUs to determine the FVLCOD.

The calculation of FVLCOD is most sensitive to the following assumptions:

As at
March 31, 2024
EBITDA Market Multiple	14.2- 16.7
Discount applied	10% - 20%

Sensitivity change in assumption

The calculation of value in use for Yatra for Business Private Limited is most sensitive to EBITDA margin, discount rate and long-term growth rate assumptions.

For the year ended March 31, 2025, an analysis of the calculation’s sensitivity to a change in the key parameters (EBITDA margin, discount rate and long-term growth rate) based on reasonably probable assumptions in Yatra for Business Private Limited, did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

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

Globe All India Services Limited:

The Group has acquired the subsidiary during the current year. On account of business combination goodwill amounting to INR 723,529 has been recognized during the year. As per IAS 36 Impairment of assets, indicators for impairment needs to be assessed at least annually.

The group has assessed the internal and external indicators of impairment and concluded that there is no impairment during the current year.

Accordingly, based on above, the Group has concluded that there is no impairment for the current year.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

21	Prepayments and other assets

	March 31,
Current	2024	2025
Advance to vendors (net of allowance)	1,298,798	1,827,433
Advance to joint venture (net of allowance) (Refer note 41)	6,319	-
Balance with statutory authorities	98,823	241,796
Prepaid expenses	63,399	70,426
Due from employees	8,328	23,801
Others	12,194	-
Total	1,487,861	2,163,456

Non-current
Prepaid expenses	755	610
	755	610

Advances to vendor primarily consist of amounts paid to airline and hotels for future bookings.

The movement in the allowance for doubtful advances:

	March 31,
	2024	2025
Balance at the beginning of the year	59,612	69,637
Provisions accrued during the year	10,025	5,097
Amount written off during the year	-	(6,970)
Balance at the end of the year	69,637	67,764

22	Other financial assets, Non-current

	March 31,
	2024	2025
Security deposits	24,039	90,714
Total	24,039	90,714

Security deposit represents fair value at initial recognition of amount paid to landlord for the leased premises. Subsequently, such amounts are measured at amortized cost. As on March 31, 2025, remaining tenure for security deposits ranges from 6 months to 9 years (March 31, 2024: 1 to 4.5 years).

Security deposit includes an amount of INR 40,319 (March 31, 2024: Nil) maintained with ICICI Bank as a security deposit in relation to the ongoing legal proceedings with Ezeego One Travel & Tours Ltd.

23.	Term deposits

	March 31,
	2024	2025
Fixed deposits with banks	2,757,824	1,354,170
Total	2,757,824	1,354,170
Non-current	137,169	44,770
Current	2,620,655	1,309,400
Total	2,757,824	1,354,170

Term deposits as on March 31, 2025, include INR 686,851 (March 31, 2024: INR 420,337) pledged with banks against bank guarantees, sales bill discounting, vehicle loans and credit card facility (Refer note 32). Tenure for term deposits range from 6 month to 5 years.

24.	Other non financial assets

	March 31,
	2024	2025
Fair value adjustment - financial assets	1,481	976
Restricted asset	206,074	167,907
Total	207,555	168,883
Non-current	207,555	168,883
Total	207,555	168,883

Restricted asset include INR 167,907 (March 31, 2024: INR 204,993) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India, and INR Nil (March 31, 2024: INR 1,081) in respect of refund claim application with the service tax authorities. The service tax & income tax amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

25.	Deferred Tax

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items :

	As at March 31,
Particulars	2024	2025
Deductible temporary differences	282,544	276,775
Tax loss carry forward and unabsorbed depreciation	2,271,015	2,168,730
Total	2,553,559	2,445,505

In the Group, there are few subsidiaries for which no deferred tax assets have been recognized on deductible temporary differences of INR 1,070,405 (March 31, 2024: INR 1,091,546) and tax losses of INR 5,588,021 (March 31, 2024: INR 6,220,212) and unabsorbed depreciation of INR 2,771,805 (March 31, 2024: 2,572,004), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2032 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognized Deferred Tax Assets and Liabilities

	For the Year Ended March 31,
	2024	2025
Deferred tax assets are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	2,712	664
Trade and other receivables	4,497	10,107
Mat credit	-	266
Employee benefits	1,888	9,132
Unutilized business losses	-	-
Provision for expenses	93	63
Right-of-use assets	(161)	(11,293)
Lease liabilities	210	11,597
Deferred tax asset	9,239	20,536
Remeasurement loss in defined benefit plan	1,693	1,983
Total deferred tax asset (A)	10,932	22,519
Deferred tax liabilities are attributable to the following -
Property, plant and equipment, intangible assets, and ROU assets	(4,669)	(142,468)
Total deferred tax liability (B)	(4,669)	(142,468)

Net deferred tax asset (A-B)	6,263	(119,949)

Particulars	Balance as on April 01, 2024	Deferred tax asset acquired on business combination*	On account of business combination	Recognized in profit or loss	Recognized in other comprehensive income	Balance as on March, 31 2025
Property, plant and equipment, and intangible assets	(1,957)	-	(146,306)	6,459	-	(141,804)
Right-of-use assets	(161)	-	-	(11,132)	-	(11,293)
Lease liabilities	210	-	-	11,387	-	11,597
Trade and other receivables	4,497	-	-	5,610	-	10,107
Employee benefit	1,888	4,327	-	2,917	-	9,132
Provision for expenses	93	-	-	(30)	-	63
Remeasurement loss on defined benefit plan	1,693	-	-	-	290	1,983
Mat credit	-	-	-	266		266
Deferred tax assets	6,263	4,327	(146,306)	15,477	290	(119,949)

*	Deferred tax asset acquired on account of acquisition of Globe All India Services Limited on September 10, 2024

Particulars	Balance as on April 01, 2023	Recognized in profit or loss	Recognized in other comprehensive income	Balance as on March 31, 2024
Property, plant and equipment, and intangible assets	(4,009)	2,052	-	(1,957)
Right-of-use assets	(279)	118		(161)
Lease liabilities	385	(175)		210
Trade and other receivables	4,047	450	-	4,497
Employee benefit	2,118	(230)	-	1,888
Provision for expenses	142	(49)	-	93
Remeasurement loss on defined benefit plan	1,238	-	455	1,693
Loss available for offsetting against future taxable income	294	(294)	-	-
Deferred tax assets	3,936	1,872	455	6,263

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

26	Trade and other receivables

	March 31,
	2024	2025
Trade receivables (net of allowance)	4,508,552	5,523,943
Refund and other receivable (net of allowance)	128,691	44,298
Total	4,637,243	5,568,241

A trade receivable is a right to consideration that is unconditional upon passage of time. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

The Group, pursuant to an arrangement with bank, discounted certain of its trade receivables on a recourse basis. The receivables discounted were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The duration of discounting are generally on terms of up to 90 days (March 31, 2024: 45-90 days). The Group collects the contractual cash flows from its trade receivable and passes them on to its bank. In case of default by customers, the Group will be solely liable to repay to bank. The Group has not transferred substantially all the risks and rewards of ownership of such receivables discounted to the bank, and accordingly, the same were not derecognized in the statements of financial position. The amount payable to the bank is disclosed as a financial liability. As on March 31, 2025, the amount of trade receivables discounted to banks amounts to INR 508,722 (March 31, 2024: INR 451,001) and financial liability pursuant to factoring arrangement amounts to INR 457,850 (March 31, 2024: INR 405,901) (Refer to note 32 for details).

The trade receivables primarily consist of amounts receivable from customers for cost of airline, hotel and package bookings and service charges.

No trade or other receivable are due from directors or other officers of the company either severally or jointly with any other person. Nor any trade or other receivable are due from firms or private companies respectively in which any directors is a partner, a director or a member.

The Group’s exposure to credit and currency risk is disclosed in Note 39.

27	Other financial assets, current

	March 31,
	2024	2025
Interest accrued on term deposits	29,583	11,930
Security deposits (net of allowance)	55,700	51,938
Others (includes Government Grant)	49,647	854
Total	134,930	64,722

Security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2025, remaining tenure for security deposits ranges from 6 months to 9 years (March 31, 2024: 1 to 4.5 years)

In the statement of cash flows, interest reinvested in term deposits INR 16,920 (March 31, 2024: INR 82,379) has been adjusted against interest received under investing activities i.e., treated as non-cash transactions.

The movement in the allowance for doubtful other financial assets:

	March 31,
	2024	2025
Balance at the beginning of the year	78,725	78,725
Amount written off during the year	-	(3,577)
Adjusted on account of business combination	-	(73,700)
Balance at the end of the year	78,725	1,448

The movement in the Government Grant during the year was as follows:

	March 31,
	2024	2025
At 01 April	54,594	48,813
Recorded/ (trued- up) in statement of profit or loss	(5,781)	-
Sale of SEIS	-	47,924
Loss on sale of SEIS	-	(889)
At 31 March	48,813	-

There are no unfulfilled conditions or contingencies attached to these grants.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

28	Cash and cash equivalents

	March 31,
	2024	2025
Cash on hand	72	656
Credit card collection in hand	797,380	160,814
Balances with bank	944,498	444,332
Total	1,741,950	605,802

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

At March 31, 2025, the Group had available INR 1,734,016 (March 31, 2024: INR 1,294,099) of undrawn borrowing facilities.

29.	Equity share capital and share premium

	March 31,
Authorized shares	2024	2025
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.008 ($ 0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.008 ($ 0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.008 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.008 ($ .0001) each	10,000,000	10,000,000
	523,159,375	523,159,375

There is no change in the authorized share capital of the Parent Company during the financial ended March 31, 2024 and March 31, 2025.

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium

Balance as at April 1, 2023	63,647,927	850	20,388,799
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	906,052	7	122,679
Own shares repurchased	(1,440,424)	-	-
Balance as at March 31, 2024	63,113,555	857	20,511,478
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	694,096	6	83,590
Own shares repurchased	(1,733,009)	-	-
Balance as at March 31, 2025	62,074,642	863	20,595,068

The Company has following classes of shares outstanding as follows:

		Number of shares as at
Class of shares	Nominal value	March 31, 2024	March 31, 2025
Ordinary shares*	$0.0001	61,258,684	60,219,771
Class A shares #	$0.0001	-	-
Class F shares*	$0.0001	1,854,871	1,854,871

*	For movement in class F shares to Ordinary shares, refer to note 6.

#	Norwest Venture Partners X, LP and Norwest Venture Partners IX, LP, holding 1,196,084 and 1,196,084 Class A shares, respectively, have converted their Class A shares into 1,196,084 and 1,196,084 ordinary shares, respectively i.e. in the exchange ratio of 1:1, on February 15, 2024.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Terms/ rights attached to Ordinary Shares

The Parent Company has two class of ordinary shares outstanding as on March 31, 2024 and March 31, 2025, which entitles the holders with the following rights:

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

Each of Class F shares issued and outstanding are convertible into 1.00001 Ordinary shares upon the exchange of parallel USA Class F share (Refer to Note 6)

In the event of liquidation of the Parent Company, the holders of Ordinary and Class F ordinary shares (Ordinary and Class F ordinary shares as on March 31, 2024) are entitled to receive remaining assets of the Parent Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

Shares reserved for issuance against equity instruments

The Parent Company reserved 1,844 shares (March 31, 2024 - 1,844, March 31, 2023- 1,844) for issuance at exercise price of INR 463.03 ($ 5.42). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32, refer to Note 30.1.

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Treasury shares
	Numbers of Shares	Amount
Balance as at April 1, 2023	999	11,219
Own shares repurchased	1,440,424	210,933
Balance as at March 31, 2024	1,441,423	222,152

Balance as at April 1, 2024	1,441,423	222,152
Own shares repurchased	1,733,009	196,403
Balance as at March 31, 2025	3,174,432	418,555

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

30.	Other capital reserve

Other capital reserves

	Share-based payments	Equity Instruments (Refer note 30.1)	Reserve on expiry of warrant #	Total
March 31, 2023	257,795	341	23,258	281,394
Share-based payments expense during the year	229,260	-	-	229,260
Exercised during the year	(122,660)	-	-	(122,660)
Forfeited during the year	(9,301)	-	-	(9,301)
Expired during the year	-	-	-	-
March 31, 2024	355,094	341	23,258	378,693
Share-based payments expense during the year	123,811	-	-	123,811
Exercised during the year	(90,272)	-	-	(90,272)
Forfeited during the year	-	-	-	-
Expired during the year	-	-	-	-
March 31, 2025	388,633	341	23,258	412,232

# Warrants—Innoven (considered equity)

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

The Parent Company reserved 1,844 shares for the issuance at exercise price of INR 463.03 ($ 5.42). These shares are considered as equity instrument and are recorded at fair value at the date of transaction under IAS 32

30.2	Share based payments

2006 Share Plan and 2006 India Share Plan

The Company has reserved an aggregate of 1,316,765 ordinary shares as at March 31, 2025 (1,316,765 ordinary shares as at March 31, 2024) for issuance to officers, directors and employees of the Company pursuant to its 2006 Share Plan and 2006 India Share Plan, both of which have been adopted by the board of directors (and the board of directors of Yatra India, in relation to the 2006 India Share Plan) and approved by the Company shareholders (and the shareholders of Yatra India, in relation to the 2006 India Share Plan) (collectively, the “Plan”). Out of such reserved shares, options to purchase Nil ordinary shares have been granted and are outstanding as at March 31, 2025 (March 31, 2024: 191,411 ordinary shares).

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

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31,
	2024		2025
	No. of shares	Weighted average EP per share*	No. of shares	Weighted average EP per share*
Number of options outstanding at the beginning of the year	203,855	356.65	191,411	356.65
Granted during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Expired during the year	12,444	361.70	191,411	356.65
Exercised during the year	-	-	-	-
Number of options outstanding at the end of the year	191,411	356.65	-	-

Vested/exercisable	191,411	356.65	-	-

*	The weighted average exercise price per share is fixed in USD. The amount disclosed in INR are determined by multiplying exercise price per share in USD by exchange rate of INR 85.43 per USD as at March 31, 2025 (March 31, 2024 INR 83.34 per USD).

The weighted average remaining contractual life for the share options outstanding as at March 31, 2025 was Nil years (March 31, 2024: 0.33 years).

The range of exercise prices for options outstanding at the end of the year was USD Nil (March 31, 2024 : USD 4.34) and INR Nil (March 31, 2024: INR 361.70) determined based on the exchange rate as at the end of the respective reporting period.

During the year ended March 31, 2025, share based payment expense for these options was recognized under personnel expenses (refer to Note 11) amounted to INR Nil (March 31, 2024: INR Nil and March 31, 2023: INR Nil).

The Company did not grant any options during the fiscal year ended March 31, 2024 and March 31, 2025.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 8,598,562 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2025, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

During the year ended March 31, 2025, the Company pursuant to the “2016 Plan”, options to purchase Nil (March 31, 2024: Nil) ordinary shares have been granted and 150,463 (March 31, 2024: 189,081) are outstanding as at March 31, 2025.

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

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2024		March 31, 2025
	No. of shares	Weighted average EP per share*	No. of shares	Weighted average EP per share*
Number of options outstanding at the beginning of the year	271,370	259.07	189,081	270.91
Granted during the year	-	-	-	-
Forfeited during the year	62,331	150.48	34,605	810.14
Expired during the year	19,958	741.60	4,013	93.95
Number of options outstanding at the end of the year	189,081	270.91	150,463	170.86

Vested/exercisable	156,759	342.30	150,463	170.86

*	The weighted average exercise price per share is fixed in USD. The amount disclosed in INR are determined by multiplying exercise price per share in USD by exchange rate of INR 85.43 per USD as at March 31, 2025 (March 31, 2024 INR 83.34 per USD).

The weighted average remaining contractual life for the share options outstanding as at March 31, 2025 was 3.76 years (March 31, 2024: 4.30).

The range of exercise prices for options outstanding at the end of the year was USD 2.00 to USD 10.00 (March 31, 2024: USD 2.00 to USD 10.00) and INR 170.86 to INR 854.30 (March 31, 2024: INR 166.68 to INR 833.40) determined based on the exchange rate as at the end of the respective reporting period.

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

3. 692,000 RSUs granted, vesting of these RSUs would commence from June 4, 2021 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2025. Out of these 29,793 RSUs have been considered vested on grant date.

4. 1,280,154 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

5. 132,911 RSUs granted to directors on quarterly basis in lieu of compensation for the financial year ended March 31, 2025. During the Financial Year 2024, 91,196 RSUs granted to directors in lieu of compensation.

6. 649,500 RSUs granted, vesting of these RSUs would commence from May 19, 2022 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2026.

7. 1,248,185 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.50 to $4.00.

8. 84,000 RSUs granted, vesting of these RSUs would commence from September 22, 2022 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on September 1, 2026.

9. 475,876 RSUs granted, vesting of these RSUs would commence from July 20, 2023 with first vesting equivalent to equal monthly installments over a period of three years, with last such vesting on March 1, 2026.

10. 1,248,184 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.75 to $4.25.

11. 167,873 RSUs granted, vesting of these RSUs would commence from July 20, 2023 with fully vested on September 1, 2023.

12. 25,000 RSUs granted, vesting of these RSUs would commence from April 01, 2024 with fully vested on March 31, 2027.

13. 300,000 RSUs and 1,025,640 PSUs granted, vesting of these RSUs would commence from April 01, 2024 with fully vested on March 31, 2027. Vesting of these PSUs is linked to the performance of the Yatra share price and the trigger price points range from $2.75 to $4.25.

	March 31, 2024	March 31, 2025
	No. of shares	No. of shares
Number of RSU/PSU’s outstanding at the beginning of the year	3,619,800	4,578,910
Granted during the year	1,983,129	1,483,551
Expired during the year	117,969	-
Vested/exercised during the year	906,050	694,096
Vested RSUs net settled for employee’s tax obligation*	-	69,189
Number of RSU/PSU’s outstanding at the end of the year	4,578,910	5,299,176

*	As per Tax laws applicable in India, the Company is obliged to withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount in cash, to the tax authority on the employee’s behalf. Accordingly, during the year ended March 31, 2025, the Group settled the transaction on a net basis by withholding the number of vested PSUs with a fair value equal to the monetary value of the employee’s tax obligation of INR 6,676 which has been paid to the tax authority on the employee’s behalf before March 31, 2025. Total tax liability paid of INR 6,676 is recognized in equity as transaction with equity shareholders.

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2025 was 0.92 years (March 31, 2024: 1.27).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2024: Nil).

During the year ended March 31, 2025, share based compensation cost for these RSU’s/PSU’s is recognized under personnel expenses amounting to INR 124,787 (March 31, 2024: 229,238 and March 31, 2023: 138,196). Refer to Note 11.

The following tables list the inputs to the model used for the years then ended

	March 31, 2024		March 31, 2025
	PSU’s	RSU’s	PSU’s	RSU’s
Weighted average Fair value of ordinary share at the measurement date (USD)	2.02	2.02	1.35	2.02
Risk-free interest rate (%)	4.15%	4.15%	4.19%	4.15%
Expected volatility (%)	55.00%	55.00%	46.50%	55.00%
Expected life	4 years	4 years	4 years	4 years
Dividend Yield	0%	0%	0%	0%
Model used	Monte Carlo Simulation	Black-Scholes Valuation	Monte Carlo Simulation	Black-Scholes Valuation

The expected life of RSU’s and PSU’s options has been taken as the vesting period.

The expected volatility reflects the assumption based on median of historical volatility on the share prices of the similar entities over a period.

31. Components of Other Comprehensive Income/ (Loss)

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive (loss)/ income attributable to the Company.

	March 31,
	2023	2024	2025
Actuarial loss on defined benefit plan:
Actuarial loss on obligation	(10,508)	(6,449)	(3,061)
Income tax expense	(205)	443	-
Total	(10,713)	(6,006)	(3,061)

Foreign currency translation:
Foreign currency translation differences	1,245	(15,027)	202,414
Balance at the end of year	(9,468)	(21,033)	1,99,353

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

32. Borrowings

		March 31,
	Term	2024	2025
Current
Secured
Vehicle loan	Less than 1 year	9,509	10,136
Bank overdraft and cash credit	Less than 1 year	-	57,134
Non convertible debentures	Less than 1 year	108,105	-
Sale bill discounting	Less than 1 year	405,901	457,850
Total		523,515	525,120

Non-Current
Vehicle loan	More than 1 year	23,884	20,744
Non Convertible Debentures	More than 1 year	90,793	-
Total		114,677	20,744

			Year of	March 31,
Particulars	Currency	Interest Rate	Maturity	2024	2025
Non Convertible Debentures	INR	14.25%	2025	198,898	-
Vehicle loan	INR	7%-11.25%	2025-2031	33,393	30,880
Sale bill discounting	INR	Floating rate*	On demand	405,901	457,850
Bank overdraft and cash credit	INR	Floating rate**	On demand	-	57,134
				638,192	545,864

*	3M MCLR + 0.20% to 0.50% spread

**	3M/ 12M MCLR + 0.20% to 1.00% spread

Sales bill discounting (including sublimits of bank overdraft, cash credit and bank guarantee)#

The facility of INR Nil (March 31, 2024: INR 300,000) is taken from ICICI Bank by the Group. The facility is fully secured against the fixed deposits. As on March 31, 2025, the Group has utilized INR Nil (March 31, 2024: INR 9,519) out of the above facility for issuance of bank guarantees for “International Air Transport Association”.

The Group has facility of INR 820,000 (March 31, 2024: INR 550,000) from Axis Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Axis Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited”, “Globe All India Services Limited” and “Yatra for Business Private Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2025, the Group has utilized INR 156,550 (March 31, 2024: INR 25,874) out of the above facility.

The Group has a facility of INR 600,000 (March 31, 2024: INR 400,000) from Federal Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Federal Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2025, the Group has utilized INR 200,000 (March 31, 2024: INR 118,309) out of the above facility.

The Group has a facility of INR 650,000 (March 31, 2024: INR 500,000) from IDFC Bank. The facility is fully secured against exclusive charge on specific receivables discounted by IDFC Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited” individually for their facilities, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2025, the Group has utilized INR 158,455 (March 31, 2024: 261,718) for sales bill discounting and INR 50,000 for bank guarantee out of the above facility.

The Group has a facility of INR 200,000 (March 31, 2024: INR Nil) from Yes Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Yes Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Yatra for Business Private Limited” individually for their facilities, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2025, the Group has utilized INR Nil (March 31, 2024: Nil) out of the above facility for sales bill discounting.

# Refer to Note 26 for details of discounted receivables.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Bank Guarantee

The Group has facility of INR 150,000 from ICICI Bank. The facility is secured by pari passu charges on the entire current assets (except ones specifically discounted from other banks) and all movable fixed assets of “Yatra Online Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2025, the Group has utilized INR 121,000 out of the above facility.

Vehicle loan

This includes the vehicles taken on loan by the Group refer note 19. Further some loan are secured by term deposits refer note 23

Non Convertible Debentures from Blacksoil Capital Pvt. Ltd. & Black Soil India Credit fund (“Blacksoil”)

During the financial year ended March 31, 2023, Yatra Online Limited had issued 600 unlisted, secured, redeemable, and non-convertible debentures (NCDs) of a nominal value of INR 500,000 each, issued and allotted by the Company on a private placement basis to Blacksoil aggregating to INR 300,000. These NCDs shall be redeemed with Interest @ 14.25% p.a. during a period of thirty months from the date of allotment (December 20, 2022). The first repayment of principal shall commence on August 31, 2023 and interest payment started from December 31, 2022. Post 12 months from the allotment date, till the time amount payable to Blacksoil is atleast INR 20,000, Yatra Online Limited shall have the right (but not the obligation) to redeem any or all of the NCDs by paying all outstanding amounts. Any prepayment will attract premium of 2% on the amount being redeemed/prepaid. These NCDs have been secured against the first pari-passu charge over the movable fixed assets and current assets (both present and future).

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

During the financial year ended March 31, 2024, Yatra Online Limited had issued 400 unlisted, secured, redeemable, and non-convertible debentures (NCDs) of a nominal value of INR 500,000 each, issued and allotted by the Company on a private placement basis to Blacksoil aggregating to INR 200,000. These NCDs shall be redeemed with Interest @ 14.25% p.a. during a period of thirty months from the date of allotment (August 18, 2023). The first repayment of principal shall commence on April 30, 2024 and interest payment started from August 31, 2023. Post 12 months from the allotment date, till the time amount payable to Blacksoil is atleast INR 20,000, Yatra Online Limited shall have the right (but not the obligation) to redeem any or all of the NCDs by paying all outstanding amounts. Any prepayment will attract premium of 2% on the amount being redeemed/prepaid. These NCDs have been secured against the first pari-passu charge over the movable fixed assets and current assets (both present and future).

During the financial year ended March 31, 2025, Company has exercised the right to redeem in full 400 unlisted, secured, redeemable, and non-convertible debentures (NCDs) of a nominal value of INR 500,000 each, issued and allotted by the Company on a private placement basis to Blacksoil aggregating to INR 200,000. The right has been exercised on August 20, 2024 and the entire amount outstanding has been redeemed.

The Group has used the borrowings from banks and financial institutions for general corporate purposes for which such term loan was taken.

Quarterly returns or statements of current assets filed by one of the step down subsidiary with banks or financial institutions are not in agreement with the books of accounts as stated below.

Following are the material discrepancies between books of accounts in one of the step down subsidiary and quarterly statements submitted to banks, where borrowings have been availed based on security of current assets:

Quarter	Name of Bank	Particulars of Security Provided	Amount as per Books of Account	Amount as reported in the quarterly return / statement	Amount of Difference	Reason for material discrepancies
March 31, 2025	Axis bank	Trade Receivables	1,055,193	1,032,444	22,750	The discrepancy majorly is on account of the details being submitted on the basis of provisional books / financial statements. Adjustments pertaining to cut offs are done only on finalization of books of accounts / financial statements.”

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

33	Trade and other payables

	March 31,
	2024	2025
Trade payables	1,146,789	1,677,434
Accrued expenses	488,527	447,600
Refund and other payables	972,771	828,035
Total	2,608,087	2,953,069
Current	2,608,087	2,953,069
Non-current	-	-
Total	2,608,087	2,953,069

For explanations on the Group’s liquidity risk management processes, refer to Note 39.

34.	Employment benefit plan

	March 31,
	2024	2025
Defined benefit obligation	71,449	87,180
Liability for compensated absences	25,708	41,200
Total liability	97,157	128,380

Current	41,307	62,550
Non Current	55,850	65,830
Total	97,157	128,380
Net Unfunded liability	71,449	87,180

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

Movement in obligation

	March 31,
	2024	2025
Present value of obligation at beginning of year	79,497	76,876
On account of business combination	-	15,833
Interest cost	4,269	5,543
Current service cost	8,437	12,563
Past service cost	(1,633)	-
Remeasurement (gain)/ loss on obligation	-	-
-economic assumptions	4,581	1,641
-demographic assumptions	(211)	448
-experience assumptions	1,874	1,037
Benefits paid	(19,938)	(14,284)
Present value of obligation at closing of year	76,876	99,657

Movement in plan assets*

	March 31,
	2024	2025
Fair value of plan assets at beginning of the year	8,218	5,427
On account of business combination	-	6,937
Employer contributions	-	-
Benefits paid	(3,169)	(849)
Return on plan assets (excluding amounts included in net interest expense)	584	890
Remeasurement (gain)/loss on plan assets	(206)	72
Fair value of plan assets at end of the year	5,427	12,477

*	plan assets represents investment made by the Company in LIC funds.

Unfunded liability

	March 31,
	2024	2025
Current	15,601	21,350
Non-current	55,848	65,830
Unfunded liability recognized in statement of financial position	71,449	87,180

Components of cost recognized in profit or loss

	2023	2024	2025
Current service cost	8,619	8,437	12,563
Past service cost	-	(1,633)	-
Net interest cost	2,702	3,686	4,653
	11,321	10,490	17,216

Yatra Online, Inc.

Notes to the consolidated financial statements for the year ended March 31, 2025

(Amount in INR thousands, except per share data and number of shares)

Amount recognized in other comprehensive income

	2023	2024	2025
Remeasurement loss on obligation*	10,713	6,006	3,061

*	Refer to Note 31 for the movement during the year.

The principal actuarial assumptions used for estimating the group’s defined benefit obligations are set out below:

	March 31,
	2024	2025
Discount rate	7.19%	6.54%- 6.85%
Future salary increase	5.00%	5.00%
Average expected future working life (years)	3.46-3.63	3.21-16.09
Retirement age (years)	65	60-65
Mortality table	IALM* (2012-14) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	30%	2%-27%
From 31 to 44 years	29%	2%-31%
Above 44 years	23%	2%-31%

*	Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2024	2025
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	(1,152)	(9,616)
b) Impact due to decrease of 0.50%	1,191	15,688

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	1,255	14,872
b) Impact due to decrease of 0.50%	(1,231)	(8,718)

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

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2024	2025
Year 1	21,029	27,720
Year 2	15,962	17,335
Year 3	12,549	14,401
Year 4	10,899	12,037
Year 5	8,589	9,501
Year 6-10	21,709	28,428
Above 10	8,366	33,562
Total expected payments	99,103	142,984

b) Defined contribution plans

During the year, the Group has realized the following amounts in the Statement of Profit and Loss (refer to note 11)

	March 31,
	2024	2025
Employer’s contribution to Employees’ Provident fund	38,683	63,031
Employer’s contribution to Labour Welfare Fund	16,000	630
	54,683	63,661

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

35	Deferred Revenue

	March 31,
	2024	2025
Global Distribution System provider	-	-
Loyalty program	3,360	2,390
Total	3,360	2,390
Non-current	-	-
Current	3,360	2,390
Total	3,360	2,390

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

	March 31,
	2024	2025
At 01, April	45,721	3,360
Deferred during the year	-	-
Recorded in statement of profit or loss	(42,361)	(970)
Transferred to other financial liability (deposits)	-	-
At 31, March	3,360	2,390

36	Other financial liabilities

	March 31,
	2024	2025
Current
Due to employees	65,815	93,924
Deposits*	353,154	-
Total	418,969	93,924

*	Deposit received from the Global Distribution System provider (GDS), which is repayable at the end of the contract and interest free nature was initially recognized at fair value. The difference between the deposit received and fair value initially recognized is treated as deferred consideration under Note 35. Deposits are subsequently measured at amortized cost and unwinding is recognized under finance cost. The deferred consideration recognized is amortized over the tenure of deposit on straight line basis and amortization is recognized as revenue.

37	Other current liabilities

	March 31,
	2024	2025
Advance from customers*	622,178	1,027,588
Statutory liabilities	68,323	117,823
Other liabilities	52,565	50,381
Interest accrued on term loan	-	1,545
Total	743,066	1,197,337

*	Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings, Packages and freight forwarding services.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

38.	Commitment and contingencies

a) Capital and other commitments:

● Contractual commitments for capital expenditure pending were INR Nil as at March 31, 2025 (INR 10,818 as at March 31, 2024). Contractual commitments for capital expenditure are relating to acquisition of computer software and websites, office equipment, furniture and fixtures.

b) Contingent liabilities

i) Contingent liabilities not provided for in respect of:

	March 31, 2024	March 31, 2025
Claims against the Group not recognized as debts*	114,410	103,829
Service tax demand**	311,889	35,377
Income tax demand***	286,860	821,929
Goods and service tax demand****	-	64,689
Bank Guarantee (refer note 32)	-	121,000
	713,159	1,146,824

*	These represent claims made by the customers due to service related issues, which are contested by the Group and are pending in various District Consumer Redressal Forums in India. Also these include demand raised under Section 6 of The Employees’ Provident Fund and Misc. Provisions Act,1952 for the financial year 2017-18 and 2018-19. The management does not expect these claims/ demands to succeed and, accordingly, no provision has been recognized in the consolidated financial statements. Therefore the same has been classified as a contingent liability.

** Service tax demand includes:

- INR 7,522 (March 31, 2024: INR 50,353) represents service tax demand for the period April 2007 to March 2015. The Company has filed appeals before appellate authorities. The management believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognized in the consolidated financial statements.

- INR 27,855 (March 31, 2024: INR 261,536), represents show cause cum demand notices raised by service tax authorities over the Group. Based on the Group’s evaluation, the management believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognized in the consolidated financial statements.

*** Income tax demand includes:

- INR 294,309 (March 31, 2024: INR 286,860), represents show cause cum demand notices raised by Income Tax authorities over subsidiary companies. Based on the Group’s evaluation, the management believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognized in the consolidated financial statements.

- INR 527,620 (March 31, 2024: INR Nil), on account of certain additions/disallowance made in one of the subsidiary company, represents income tax demand for the financial year 2021–22. The subsidiary company has filed an appeal before the Commissioner of Income Tax (Appeals) in respect of the demand. Based on the Group’s evaluation, believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognized in the consolidated financial statements.

**** Goods and service tax demand includes:

INR 64,689 (March 31, 2024: INR Nil), represents show cause cum demand notices raised by GST authorities w.r.t. alleged excess Input Tax Credit (ITC) claims and discrepancies identified in the GST returns filed for the financial years 2017 to 2021. Based on the Group’s evaluation, believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognized in the consolidated financial statements.

c) Lease commitment -Group as lessee

As lessee, the Group’s obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate.

There were no short term non-cancellable lease contract outstanding as at March 31, 2024 and March 31, 2025.

During the year ended March 31, 2025, INR 10,968 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of short term leases (March 31, 2024: INR 3,646 and March 31, 2023: INR 1,832). (Refer note 42)

d) Pursuant to the order issued in 2021, corporate insolvency resolution process was initiated against Ezeego One Travel and Tours Limited (“Ezeego”) under the Insolvency and Bankruptcy Code, 2016 (the “IBC”) and Resolution Professional was appointed. Ezeego filed a company petition against one of the Subsidiary company alleging non-payment of INR 219,773. The Subsidiary company challenged the impugned order through an appeal filed during the year. The Hon’ble Appellate Tribunal granted a stay on the impugned order, and the subsidiary has deposited INR 40,319 as a fixed deposit with NCLAT, New Delhi.

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

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2024	2025
Trade and other receivables	4,637,243	5,568,241
Other financial assets	2,916,793	1,509,606
Cash and cash equivalents (except cash in hand)	1,741,878	605,146
Total	9,295,914	7,682,993

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

The age of Trade and other receivables at the reporting date was:

	March 31,		March 31,
	2024	Impairment	2025	Impairment
0 - 30 days	2,546,036	5,092	3,272,429	1,816
31 - 90 days	922,095	1,844	1,218,710	4,439
91 - 180 days	526,338	1,053	277,439	1,709
More than 180 days	1,057,918	407,155	1,269,426	461,799
Total	5,052,387	415,144	6,038,004	469,763

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	As at March 31
	2024	2025
Balance at the beginning of the year	452,046	415,144
Provisions accrued during the year	(30,964)	67,411
Amount written off during the year	(5,938)	(12,792)
Balance at the end of the year	415,144	469,763

Allowances for doubtful debts mainly represent amounts due from airlines, hotels and customers. Based on historical experience, the Group believes that no impairment allowance is necessary, except for as disclosed in Note 26, in respect of trade receivables.

b) Liquidity risk

Due to dynamic nature of the underlying businesses, the consolidated entity aims to maintain flexibility in funding by keeping committed credit lines available.

The Group manages liquidity by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities.

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2024 and March 31, 2025.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

As at March 31, 2024

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	33,393	40,172	12,385	27,787	-
Lease liabilities	215,742	284,724	77,715	207,009	-
Trade and other payables	2,608,087	2,608,087	2,608,087	-	-
Sales bill discounting	405,901	405,901	405,901	-	-
Non convertible debenture	198,898	225,302	128,881	96,421
Other financial liabilities	418,969	418,969	418,969	-	-
Total	3,880,990	3,983,155	3,651,938	331,217	-

As at March 31, 2025

	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	30,880	34,455	12,695	21,760	-
Lease liabilities	238,149	312,500	79,221	200,579	32,700
Trade and other payables	2,953,069	2,953,069	2,953,069	-	-
Sales bill discounting and bank overdraft	514,984	514,984	514,984	-	-
Other financial liabilities	93,924	93,924	93,924	-	-
Total	3,831,006	3,908,932	3,653,893	222,339	32,700

*	Represents Undiscounted cash flows of interest and principal

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

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro, GBP and SGD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 5% appreciation/depreciation of the USD, Euro, GBP and SGD currency as indicated below, against the INR would have decreased/increased the loss/gain by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting year. The analysis assumes that all other variables remain constant.

	March 31,
	2024	2025
5% strengthening/weakening of USD against INR	7,053	4,467

5% strengthening/weakening of Euro against INR	1,370	5,645

5% strengthening/weakening of GBP against INR	1,599	1,487

5% strengthening/weakening of SGD against INR	(225)	(215)

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

40.	Capital management

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

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2024 and March 31, 2025.

	March 31,
	2024	2025
Borrowings and lease liabilities (Refer note 32 and note 42)	853,934	784,013
Less : Cash and cash equivalents (Refer note 28)	(1,741,950)	(605,802)
Net debt	(888,016)	178,211

Equity	5,388,473	5,403,694
Total Equity	5,388,473	5,403,694

Gearing ratio (Net debt / total equity + net debt)	(19.73)%	3.19%

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

41.	Related party disclosures

Related parties and nature of related party relationship where transactions have taken place:

Nature of relationship	Name of related party

Key Management Personnel	Mr. Dhruv Shringi	Co-founder, CEO and Director
	Mr. Rohan Mittal (till April 10, 2025)	Chief Financial Officer
	Mr. Anuj Kumar Sethi (w.e.f. April 11, 2025)	Principal Financial Officer and Principal Accounting Officer
	Mr. Anuj Kumar Sethi (w.e.f October 18, 2019 till November 15, 2022)	Principal Accounting Officer
	Mr. Murlidhara Lakshmikantha Kadaba	Non-executive Director
	Ms. Neelam Dhawan (till January 20, 2025)	Non-executive Director
	Mr. Roshan Mendis	Non-executive Director
	Mr. Stephen Schifrin	Non-executive Director
	Mr. Michael Kaufman (appointed from July 17, 2022)	Non-executive Director

Entities having significant influence	MAK Capital Fund, LP

Group Companies of entities having significant influence	Terrapin Partners, LLC

Joint Venture Company	Yatra MICE and Holidays Limited (till June 18, 2024) (formerly known as Adventure & Nature Network Private Limited)

During the year, the Group entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
	2023	2024	2025
Group Companies of entities having significant influence
Entities having significant influence
Loan taken	821,900	-	-
Loan repaid	-	821,900	-
Interest cost	42,838	42,712	-
Bank charges	47,765	-	-
Joint venture company
Recovery of expenses	102	594	-
Loan given	1,000	6,300	-
Interest income	-	460	-

	March 31,
Balances as at (net of allowances)	2024	2025
Joint venture company
Trade receivable */**	530	-
Other financial assets**
Advances	6,300	-

*	Trade receivables includes advance given against the future bookings amounting INR Nil (March 31, 2024: 530). Provision for impairment on trade receivables INR Nil (March 31, 2024: INR Nil). Closing balance of trade receivables (net of allowance) as of March 31, 2025 is INR Nil (March 31, 2024: INR 530), refer to note 26.

**	Provision for impairment on loans to joint venture is INR Nil (March 31, 2024: INR Nil). Cumulative provision for impairment on loans to joint venture as on March 31, 2025 is INR Nil (March 31, 2024: INR 73,719). Closing balance of loans to joint venture (net of allowance) as of March 31, 2025 is INR Nil (March 31, 2024: INR Nil), refer to note 27.

Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Compensation of key management personnel of the Group

	2023	2024	2025

Short-term employee benefits	44,749	49,436	51,606
Contributions to defined contribution plans	618	691	721
Bonus	6,765	-	58,551
Directors Sitting fee’s	14,345	14,237	15,100
Share based payment	114,632	181,294	95,563
Total compensation paid to key management personnel	181,109	245,658	221,541

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

(i) Set out below are the carrying amounts of right-of-use assets recognized and the movement during the year;

	Buildings	Others	Total
Balance as of April 1, 2023	189,893	10,867	200,760
Additions	-	13,548	13,548
Deletions	-	-	-
Depreciation (Refer note 13)	(49,923)	(4,348)	(54,271)
Effects of movements in foreign exchange rates	-	-	-
Balance as of March 31, 2024	139,970	20,067	160,037
Additions	86,914	-	86,914
Deletions	(2,476)	-	(2,476)
Depreciation (Refer note 13)	(50,289)	(11,157)	(61,446)
Effects of movements in foreign exchange rates	-	-	-
Balance as of March 31, 2025	174,119	8,910	183,029

The following are the amounts recognized in profit or loss:

	March 31,
	2024	2025
Depreciation expense of right-of-use asset (Refer note 13)	54,271	61,446
Interest on lease liabilities (Refer note 16)	32,267	32,608
Expense relating to short-term leases (Refer note 12)	3,646	10,968
Gain on termination/ rent concession of leases (Refer note 10)	-	619
Total amount recognized in profit or loss	90,184	105,641

The following is the break-up of current and non-current lease liabilities as of March 31, 2024 and March 31, 2025:

	March 31,
	2024	2025

Current lease liabilities	51,324	51,810
Non-current lease liabilities	164,418	186,339
Total	215,742	238,149

The following is the movement in lease liabilities during the year ended March 31, 2024 and March 31, 2025:

	March 31,
	2024	2025
Balance as of April 1	251,228	215,742
Additions	13,050	83,019
Finance cost accrued during the period (Refer note 16)	32,267	32,608
Deletions	-	(3,123)
Payment of lease liabilities	(80,803)	(90,097)
Effects of movements in foreign exchange rates	-	-
Balance as of March 31	215,742	238,149

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2024 and March 31, 2025 on an undiscounted basis:

	March 31,
	2024	2025
Less than one year	77,715	79,221
One to five years	207,009	200,579
More than five years	-	32,700
Total	284,724	312,500

ii) Extension Option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

43.	Listing and related expenses

During the previous year, one of our subsidiary, Yatra India had completed its initial public offer (IPO) of 54,577,465 equity shares of face value of INR 1 each at an issue price of INR 142 per share, comprising fresh issue of 42,394,366 shares and offer for sale of 12,183,099 shares by existing shareholders of Yatra India comprising of 11,751,729 shares sale by THCL (intermediate Holdco of Yatra India) and 431,360 shares sale by Pandara Trust I (existing NCI in Yatra India).

Cash consideration received for sale of INR 61,253 collected on behalf of Pandara is fully remitted to them after adjusting for their share of transaction cost of INR 3,285. This doesn’t have any impact on consolidated financial statements of the Group.

Incremental costs directly attributable to a probable future equity transaction related to Indian IPO that otherwise would have been avoided are treated as transaction costs and are recognized as a prepayment and other assets, if completion of future equity transaction is probable. These costs recognized as a prepayment and other assets, net of recovery from the selling shareholder, are recognized in equity on the completion of IPO. The remaining costs, when incurred, are recognized immediately in profit or loss under head listing and related expenses.

Total cumulative expense incurred till March 31, 2025 is INR 412,407 (March 31, 2024: INR 412,407 and March 31, 2023: INR 108,956) is recognized as follows:

●	incremental costs directly attributable to equity transaction of INR Nil are recognized in equity for the year ended March 31, 2025 (INR 281,885 as at March 31, 2024 was recorded in prepaid expense) and

●	the remaining cost incurred of INR Nil (March 31, 2024: 54,238 and March 31, 2023: INR 23,591) are recognized in profit or loss under head listing and related expenses for the year ended March 31, 2025.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in lakhs, except per share data and number of shares)

44.	Business Combination

Globe All India Services Limited (“Globe”)

On September 11, 2024, the Yatra Online limited (the “Subsidiary company”) acquired all of the outstanding shares of Globe pursuant to a Share Purchase Agreement dated September 02, 2024 by and among the Subsidiary company, Globe and the sellers party thereto (the “Share Purchase Agreement”). Pursuant to the terms of the Share Purchase Agreement, the Subsidiary company has acquired all the outstanding shares of Globe in exchange for consideration of INR 1,280,000.

This acquisition has further strengthened the Group’s position in the large and growing corporate travel market in India region along with adding various corporate clients to its existing client base. This acquisition allowed in delivering best-in-class experiences to an even wider set of corporate clients, through the Company’s web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

The operations of Globe have been consolidated in the financial statements of the Group from September 11, 2024. Globe has contributed net revenue of INR 1,560,141 and profit of INR 97,334 to the Group’s result. Hence, consolidated income and expenditures of the Group reported for the current year are not comparable with those of the previous year.

The following table represents the unaudited pro forma revenues and net income/ (loss) assuming the acquisition of Globe occurred on April 1, 2023.

	March 31,
	2024	2025
	(unaudited)	(unaudited)
Revenue	2,522,464	2,504,931
Net Income/ (loss)	83,321	(25,305)

Acquisition-related costs

The Group incurred acquisition related costs of INR 8 relating to stamp duty. These amounts have been charged off to consolidated statement of Profit & Loss during the current year.

Purchase consideration

Purchase consideration for the above acquisition has been fair valued at INR 1,280,000 as at September 10, 2024 which has been duly paid to the sellers.

The fair values of the identifiable assets and liabilities of Globe as at the date of acquisition were:
Net working capital (including cash)*	559,000
Property, plant and equipment	46,000
Trademarks	315,870
Customer base and relationships	189,780
Vendor base and relationships	138,030
Borrowings	(523,990)
Deferred tax asset	4,570
Deferred tax liability	(172,789)
Total identifiable net assets at fair value	556,471
Goodwill	723,529
Total purchase consideration	1,280,000

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	3,000
Cash paid	(1,280,000)
Net cash flow on acquisition	(1,277,000)

The table below shows the values and lives of intangibles recognized on acquisition:-

	Life (years)
Supplier relationship	15	138,030
Trademarks	15	315,870
Customer relationship	15	189,780
Total Intangibles		643,680

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of Globe with those of the Group. The goodwill is not deductible for income tax purposes.

*	The fair value of the net working capital includes trade receivables with a fair value of INR 522,550 equivalent to gross contractual amount receivable.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amount in INR thousands, except per share data and number of shares)

Yatra Mice and Holidays Limited (formerly known as Adventure and Nature Network Private Limited) (“ANN”)

Refer note 14, till June 18, 2024, the Yatra Online limited (the “Subsidiary company”) had invested in 50% stake in ANN, which was regarded as a jointly controlled entity and hence, accounted for using equity method in accordance with the provisions of IAS 28 “Investments in Associates and Joint Ventures”.

On June 19, 2024, the Subsidiary Company acquired additional 49% stake in outstanding shares of ANN pursuant to a Share Purchase Agreement entered on the said date by and among the Subsidiary Company, ANN and the sellers party thereto (the “Share Purchase Agreement”). Pursuant to the terms of the Share Purchase Agreement, the Subsidiary company has acquired the above additional stake in exchange for consideration of INR 9,800 and is now regarded as subsidiary in accordance with the provisions of IFRS-10 “Consolidated financial statements”.

Thus, the acquisition of additional 49% stake is regarded as business combination achieved in stages, wherein the Group has remeasured its previously held equity interest in ANN at its acquisition-date fair value and recognize the resulting gain/ loss amounting to INR Nil in the statement of profit or loss.

This acquisition has further strengthened the Group’s position in the large and growing tour and package business in India region along with adding various corporate clients to its existing client base.

The operations of ANN have been consolidated in the financial statements of the Group from June 19, 2024. ANN has contributed net revenue of INR 38,586 and profit of INR 1,871 to the Group’s consolidated financial statements in the current year.

Acquisition-related costs

The Group incurred acquisition related costs of INR 3 relating to stamp duty. These amounts have been charged off to consolidated statement of profit & loss during the current year.

Purchase consideration

Purchase consideration for the above acquisition has been fair valued at INR 9,800 as at June 19, 2024 which has been duly paid to the sellers.

The fair values of the identifiable assets and liabilities of ANN as at the date of acquisition were:
Net working capital (including cash)	(6,400)
Total identifiable net assets at fair value	(6,400)
Non-controlling interests measured at fair value	(200)
Deferred tax assets	26,410
Total enterprise value (including fair value of existing 50% stake)	19,810

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	2,870
Cash paid	(9,800)
Net cash flow on acquisition	(6,930)

45. Composite Scheme of Amalgamation

On August 12, 2024, the Board of Directors of Yatra Online Limited (“Subsidiary company”), approved a Composite Scheme of Amalgamation (“Scheme”) involving the Subsidiary company (the “Amalgamated Company”) and its five wholly-owned subsidiaries i.e. Travel.Co.In Private Limited, Yatra For Business Private Limited, Yatra TG Stays Private Limited, Yatra Corporate Hotel Solutions Private Limited and Yatra Hotel Solutions Private Limited and one stepdown subsidiary i.e. Yatra Online Freight Services Private Limited (Subsidiary of Yatra For Business Private Limited), (collectively referred to as the “Amalgamating Companies”). The primary objective of this amalgamation is to simplify management, operational, and corporate structures, as group involved in same line of business i.e., tour and travel, thereby enhancing efficiencies and generating synergies. The Scheme had been filed with the Hon’ble National Company Law Tribunal, Mumbai (“NCLT”) for requisite approvals. NCLT has, vide its order dated February 07, 2025, allowed the first motion application filed by the Company. Subsequently, Yatra India had filed the second motion application with NCLT for approval, which NCLT allowed via an order dated July 10, 2025. The Scheme is subject to additional requisite approvals/consents, as may be required in this regard.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2025

YATRA ONLINE, INC.

By:	/s/ DHRUV SHRINGI
Name:	Dhruv Shringi
Title:	Chief Executive Officer