Form 20-F
period 2026-03-31
Yatra Online, Inc.
filed 2026-07-31
CIK 1516899

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Siddhartha Gupta

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

As of March 31, 2026, 62,135,307 ordinary shares, par value $0.0001 per share, and 1,854,871 class F shares, par value $0.0001 per share, were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

I

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report, references to “U.S.,” the “United States” or “USA” are to the United States of America, its territories, and its possessions. References to “India” are to the Republic of India. References to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America, and references to “Rs”, “INR” and “Rupee” each refer to the Indian Rupee, the official currency of the Republic of India. The terms “Company,” “we,” “us,” “our” or “Yatra Online” as used in this Annual Report on Form 20-F (“Annual Report”) refers to Yatra Online, Inc.

The data provided herein expressed in Indian Rupees per U.S. dollar is based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2026, the exchange rate between the U.S. dollar and the Indian Rupee expressed in Indian Rupees per U.S. dollar was $1.00 = INR. 93.83. We make no representation that the Indian Rupee amounts represent U.S. dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

Unless otherwise indicated, our consolidated statement of financial position as of March 31, 2026, 2025 and 2024 and the related consolidated statements of profit/(loss) and other comprehensive income/(loss), changes in equity and cash flows for each of the three years ended, included elsewhere in this Annual Report have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, December 31, and March 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

CERTAIN KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We refer to certain non-IFRS measures in various places within this Annual Report, including “Adjusted Margin”, “Adjusted EBITDA Profit”, “Adjusted Results from Operation”, “Adjusted Profit/(Loss) for the fiscal year”, “Adjusted Basic Earnings (Loss) per Share”, “Adjusted Diluted Earnings (Loss) per Share” and “Adjusted Results”. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %”, which are also non-IFRS measures referred to in various places within this Annual Report. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS Accounting Standards. See “Item 5. Operating and Financial Review and Prospects.”

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

Our Consolidated Statement of Profit/(loss) and Other Comprehensive Income/(Loss) reports customer inducement costs as a reduction of revenue in the respective revenue lines. As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages (including Meeting, Incentives, Conferences, & Exhibitions (“MICE”)), including income on airline tickets sold to customers as a part of tours and packages is accounted for on a “gross” basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business (including MICE), which is accounted for on a “gross” basis, represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. See “Item 5. Operating and Financial Review and Prospects.”

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the year and Adjusted Basic and Adjusted Diluted Loss Per Share, which are also non-IFRS measures. For our internal management reporting, budgeting, and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, re-measurement of contingent consideration, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants.

These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures that are most directly comparable to Adjusted Results from Operations, Adjusted Net Profit (Loss) and Adjusted Diluted Loss per share are results from operating activities, profit (loss) for the year and diluted earnings loss per share for the year, respectively.

A limitation of using non-IFRS measures such as Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Loss for the fiscal year and Adjusted Basic and Adjusted Diluted Loss Per Share instead of measures calculated in accordance with IFRS Accounting Standards as issued by the IASB is that these non-IFRS measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts that are excluded. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. For a description of the components and calculation of non-IFRS measures and a reconciliation of these non-IFRS measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects” elsewhere in this Annual Report.

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

TRADEMARKS

We operate under a number of trademarks and trade names, including, among others, “Yatra”, “Yatra For Business” and “Travelguru.”. This Annual Report contains references to our trademarks and trade names and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Our use or display of other companies’ trademarks, trade names, or service marks does not imply any affiliation with, or endorsement or sponsorship by, those companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” the negative form of such words and similar expressions. Forward-looking statements may include, but are not limited to, statements about the following:

●	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

●	our ability to pursue strategic partnerships;

●	our future financial performance, including our revenue, cost of revenue, operating expenses, and our ability to achieve and maintain profitability;

●	the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate;

●	our performance in the current or changing economic or political environment;

●	our costs and management attention associated with maintaining listings on the Nasdaq Capital Market (“Nasdaq”), National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”);

●	utilization of artificial intelligence technologies in our offerings;

●	our ability to successfully negotiate our contracts with airline suppliers and global distribution system, or GDS, service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive;

●	whether we will become a passive foreign investment company (“PFIC”) in the current taxable year or in the foreseeable future;

●	political and economic stability in and around India and other key travel destinations and the impacts, it may have on our performance;

●	our ability to adapt services to changes in technology or the marketplace and successfully incorporate new features, improvements, and strategies;

●	our ability to increase the number of visits to our search platform and referrals to our advertisers;

●	our ability to successfully manage any new business initiatives and to successfully implement our growth strategy;

●	our ability to maintain and increase our brand awareness and value;

●	the growth in the usage of mobile devices and our ability to successfully monetize this usage, including the enhanced use of mobile device by customers which may drive traffic to entities providing operating systems on such device;

●	whether we will continue to be treated as a foreign corporation for U.S. federal income tax purpose;

●	our ability to resolve legal proceedings, including current tax disputes, in our favor; and

●	our ability to realize the anticipated benefits of any past or future acquisitions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

●

the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, flight cancellations as a result of airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts, (including the ongoing conflict between Ukraine and Russia, the evolving events in the Middle East, including the conflict in Iran, austerity measures implemented or recommended by the Indian government pandemics macroeconomic factors, including tariff and trade issues, and natural calamities;

●	our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement;

●	our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools;

●	non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq;

●	our and Yatra Online Limited’s (“Yatra India”) ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities;

●	our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to us or at all;

●	our ability to protect our intellectual property;

●	fluctuations in quarterly results and the potential impact of such fluctuations on the value of our ordinary shares;

●	potential difficulty in collecting payments in a timely manner on our outstanding accounts receivables from customers and suppliers;

●	our reliance on search engines, which may change their algorithms;

●	fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies;

●	our ability to maintain and/or expand relationships with, and develop new relationships with, travel companies and travel research companies as well as online travel agents, or OTAs;

●	our reliance on third-party systems and service providers, including our outsourcing of certain of our call center services, and the impact any disruption or adverse change in their business or deterioration in the quality of their performance may have on our business;

●	proceedings or claims arising from travel-related accidents and or other legal, administrative or regulatory proceedings;

●	adverse tax judgments or an adverse finding against us in outstanding legal proceedings;

●	online commerce security, including the risks related to the processing, storage, use and disclosure of personal data leading to internal or external security breaches and other cyber/internet attacks;

●	lower consumer and corporate demand for travel due to a reduction in discretionary spending as well as structural or behavioral changes by businesses and individuals driven by safety concerns and the comfort of working remotely eased by the use of technology, and non-renewal of our corporate customers contracts;

●	increased focus on our environmental, social and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention and willingness of customers and partners to do business with us.

●	compliance with rules and requirements applicable to public companies, including fulfilling our obligations as a foreign private issuer and maintaining proper and effective internal controls over financial reporting, will be expensive and time consuming;

●	our business partners, including the potential bankruptcy, restructuring, consolidation or alliance of any of our partners, the credit worthiness of our business partners, the possible obligation to make payments to these partners and our dependence on a small number of such partners for a significant percentage of our revenue;

●	geopolitical risk and changes in applicable laws and regulations;

●	airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; and

●	the risks and uncertainties included in this Report under “Item 3. Key Information - D. Risk Factors.”

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

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of. These risks include, but are not limited to, the following:

●	We have a history of operating losses.

●	The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.

●	Disruptions in the Indian economy in general and the travel industry in particular could adversely affect our business and financial performance.

●	We are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners.

●	We are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India.

●	Our integration of artificial intelligence, machine learning, and automated decision-making brings with it various legal, business, and operational considerations. As we incorporate these advanced technologies into our business operations, we remain mindful of the potential challenges.

●	The financial reporting obligations of being a public company and maintaining listings on the Nasdaq Capital Market, NSE and BSE subject us to increased regulatory scrutiny and require additional compliance costs and management attention on a consolidated basis, which could materially and adversely affect our business, results of operations and financial condition.

●	We may be unsuccessful in simplifying our multi-jurisdictional corporate structure or reducing resources and management time devoted to compliance requirements.

●

If we fail to continue to satisfy applicable Nasdaq listing standards, including compliance with the minimum market value of listed securities requirement, our Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our Ordinary Shares and may have an adverse impact on the price of our Ordinary Shares.

●	Significant differences exist between Ind AS and other accounting principles, such as Indian GAAP, U.S. GAAP and IFRS, which investors may be more familiar with and may consider material to their assessment of our financial condition.

●	We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

●	Yatra Online Limited is incorporated in India and our shareholders may not have recourse in protecting their indirect interests in Yatra India as they would as shareholders of a corporation incorporated in the United States or the Cayman Islands.

●	Yatra India may issue equity or convertible securities to third parties, which would indirectly reduce our ownership percentage in Yatra India and would have a dilutive effect on the amount of distributions made to us by Yatra India.

●	The interests of our shareholders will be structurally subordinated to all liabilities and obligations of Yatra India and its subsidiaries (the “Group”), including Yatra India’s public shareholders.

●	Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations or cause us to curtail or cease our operations.

●	We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

●	You will have limited ability to bring an action against our Company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the U.S.

●

As a foreign private issuer under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the U.S. or otherwise subject to these rules and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers

●	Our business could be negatively affected as a result of actions of activist shareholders and shareholder advisory firms.

●	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in India. Compliance with India’s Digital Personal Data Protection Act, 2023 and its operational rules requires significant capital expenditure, updates to our technical architecture, and exposes us to substantial financial penalties and operational liabilities in the event of non-compliance

Risks Related to Our Business and Industry

We have a history of operating losses.

Although we recorded net loss in fiscal year 2026, we have recorded net profit in the previous fiscal year but losses in prior fiscal years and may not maintain profitability in the future. Yatra’s net loss was INR 66.0 million for fiscal year 2026 as compared to a profit of INR 23.5 million in fiscal year 2025 and a loss of INR 366.5 million in fiscal year 2024. If our revenues grow slower than anticipated, or if our operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which may depress the price of our Ordinary Shares.

The Indian travel industry is highly competitive, and we may not be able to effectively compete in the future.

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, or OTAs, traditional offline travel companies, travel research companies, payment wallets, search engines, artificial intelligence chatbots and meta-search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Amazon India, Booking.com B.V., Cleartrip Pvt. Ltd., Expedia Southeast Asia Pte. Ltd., Flipkart Internet Pvt. Ltd., Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions (India) Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One 97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited, TBO Tek Limited, Happay Finance Ventures Private Limited Zaggle Prepaid Ocean Services Ltd and Le Travenues Technology Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater personnel resources, financial resources, marketing resources and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability, and innovation. If we are not able to compete effectively against our competitors, our business and results of operations and cash flows may be adversely affected.

We face increasing competition from large, established internet search engines with a global presence, particularly Google, as well as from artificial intelligence chatbots and meta-search companies that aggregate travel search results. These search engines have grown in popularity and may offer comprehensive travel planning, shopping, and booking capabilities, potentially directing more traffic to the websites of our suppliers, competitors, or their own travel-related offerings. Some competitors have also launched brand marketing campaigns to enhance their visibility with customers and possess significantly greater personnel, financial, marketing, and other resources than we do, as well as longer operating histories and stronger reputations in the Indian travel market. In addition, meta-search sites such as TripAdvisor Inc., Trivago NV, Skyscanner, and Kayak enable users to make reservations directly on their platforms, which may reduce the traffic and transactions directed to us through referrals. If more meta-search sites introduce direct-booking capabilities or if search engines further expand their travel products and services, our ability to attract traffic to our websites and secure prominent placement in paid or organic search results at a reasonable cost, or at all, could be adversely affected. As a result of these competitive pressures, we have periodically reduced, and may need to reduce in the future, our service fees and Adjusted Margin % to remain competitive and maintain or increase our market share.

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

Substantially all our operations are in India and, therefore, our financial performance and growth are necessarily dependent on economic conditions prevalent in India. The Indian economy may be materially and adversely affected by epidemics, pandemics, or other health crises, political instability or regional conflicts, geopolitical conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in the Middle East, including the conflict in Iran), terrorism, austerity measures implemented or recommended by the Indian government, a general rise in interest rates, inflation, taxation, adverse movement in foreign exchange rates and adverse economic conditions occurring elsewhere in the world, such as a slowdown in economic growth in China, global trade wars, and other matters. As per the Reserve Bank of India, India’s GDP growth came in at 7.6% for fiscal year 2026 versus 6.4% for fiscal year 2025 and 8.2% in fiscal year 2024. The Reserve Bank of India is forecasting GDP growth of 6.9% for fiscal year 2027. However, the Indian economy could be adversely impacted by inflationary pressures, any increase or volatility in oil prices, currency depreciation, the poor performance of its large agricultural and manufacturing sectors, trade deficits, initiatives by the Indian government towards demonetization of certain Indian currency in 2016, the Indian government’s implementation of a comprehensive nationwide goods and services tax, or GST regime, the relaxation of certain provisions of the Insolvency and Bankruptcy Code, which may impact our ability to recover debts owed to Company, increases in tax rates, a slowdown in lending environment, trade wars with the US and other countries, terrorist attacks, regional conflicts, natural calamities or other catastrophic events and other factors. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education.

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

Our growth strategy relies significantly on the expansion of our Air Ticketing Business and our ties with airline suppliers. We offer our customers access to seven domestic and over 400 international airlines. Yet, most of our Air Ticketing revenue comes from four primary domestic airlines. Given the concentration of the domestic Indian air travel market among these airlines, any negative trends in the Indian commercial aviation sector, especially among these leading domestic airlines, could affect our business. Further, our dependence on a limited number of domestic airlines means that recent reductions or eliminations in base commissions and incentive payments by these airlines have had, and any further reductions or eliminations in such commissions and payments could have, a material adverse effect on our revenue. Our reliance on a limited number of Indian airlines exposes us to the risks associated with the domestic airline industry, such as rising fuel costs, flight cancellations as a result of airline staffing shortages or regulatory noncompliance, high taxes, currency depreciation, liquidity constraints and health concerns. In addition, our reliance on these airlines increases their bargaining power in price and contract negotiations, and further consolidation of domestic airline suppliers may exacerbate these trends. If one or all of these domestic airlines exert significant price and margin pressure on us, it could materially and adversely affect our business, financial condition, cash flows and results of operations.

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

To illustrate, in May 2023, Go Airlines (India) Limited, otherwise known as Go First - one of our top five domestic airline contributors - voluntarily applied for liquidation, subsequently halting all its flight operations from May 3, 2023, onwards. Their above application has been admitted by National Company Law Tribunal, New Delhi vide order dated 20th January, 2025 to proceed with the liquidation in accordance with relevant rules and regulations.

Our integration of artificial intelligence, machine learning, and automated decision-making brings with it various legal, business, and operational considerations. As we incorporate these advanced technologies into our business operations, we remain mindful of the potential challenges.

The use of artificial intelligence (“AI”) in our business can present certain risks, such as the possibility of algorithmic flaws, dataset limitations, or biased information. Although we are committed to addressing these issues proactively to ensure a positive customer experience, content selected by AI systems may occasionally not meet our standards

These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. While integrating AI tools and technologies, we may encounter operational challenges. While, we view these as opportunities to enhance our platform and services, there is no guarantee that our integration of AI systems will be competitive or attract more customers to our platform. Our current and potential competitors may develop and market new technologies including a result of new or better use of evolving AI technologies that render our existing or future services less competitive, or obsolete.

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

We rely significantly on our relationships with airlines, hotels, railways, bus lines, activity vendors, GDS service providers and other travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Adverse changes in any of our relationships with travel suppliers, or the inability to enter new relationships with travel suppliers, could reduce the amount of inventory that we may be able to offer. Our arrangements with travel suppliers are not typically subject to written agreements or long-term commitments and may not remain in effect on current or similar terms, and the net impact of future pricing options may adversely impact our revenue. Travel suppliers are increasingly focused on driving online demand to their own websites and may cease to supply us with the same level of access to travel inventory in the future.

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

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various offline and online channel managing systems and reservation systems used by hotels and accommodation suppliers and aggregators, systems used by Indian Railways, and systems used by bus and car operators and aggregators, as well as other technologies used by payment gateway providers. In particular, we rely on third parties to:

●	assist in conducting searches for airfares and process air ticket bookings;

●	process hotel reservations;

●	process credit card, debit card, net banking, Unified Payment Interfaces, and e-wallet payments;

●	provide computer infrastructure critical to our business; and

●	provide customer relationship management (“CRM”) software services.

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

Our business is significantly affected by the overall size of our customer base, which is determined by our ability to provide quality customer service. We provide customer support at all stages of our customers’ trips, through call centers, e-mail, and web-based support. As of March 31, 2026, we had employed 66 customer service representatives in our call centers and in addition we also had 75 customer service representatives who provide customer support services through our outsourced call center partner. If we fail to provide quality customer service, our customers may be less inclined to book travel products and services with us or recommend us to new customers and may channel their bookings through our competitors. Our ability to ensure satisfactory customer experience for a large part depends on our travel suppliers’ ability to provide high-quality travel products and services. If these service providers experience difficulty in meeting our requirements for quality and customer service standards including any operational or system interruptions, our reputation could suffer, and our business could be adversely affected. As we increase the number of third-party services available through our platform, we may not be able to adequately monitor or assure the quality of these services, and an increase in customer dissatisfaction may adversely impact our business. In the event one or more of our contracts with such service providers is terminated on short notice, we may be unable to find alternative service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement service provider may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our service providers could cause a decline in the quality of our services.

Our marketplace platform enables us to sell our own inventory and the inventory of third-party vendors to provide travelers a wider selection of products and services on a single platform. This platform allows third-party suppliers or travel services to manage and sell products and services on yatra.com directly to consumers. We may not be able to adequately monitor these third-party vendors to ensure that they provide high-quality travel products and services to our customers on a consistent basis. Certain travel service providers may lack adequate quality control for their travel products and customer service. Similarly, we cannot ensure that every travel service provider has obtained, and duly maintained, all the licenses and permits required for it to provide travel products to consumers.

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

We have invested in developing and promoting our brand since our inception, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. For further information, see “Business Overview.” We intend to continue to dedicate significant resources to marketing efforts, including for our website and mobile application, particularly as we continue to grow and expand into new markets in India and outside India to complement our existing operations. However, brand promotion may not necessarily result in incremental revenue and even if they do, any incremental revenue may not necessarily offset the expenses we incurred in building our brand. Further, we are relatively new in the hotels and holiday packages (including MICE) segment and rail tickets segment and therefore, may not enjoy the same brand recognition as in our other businesses. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. If any of our marketing channels become less effective, or if we are unable to continue to use any of our marketing channels due to increase in costs, or if we are not successful in deploying new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers. Further, if the brands that we have engaged in the past and intend to engage with in the future, refuse to engage with us, or if we are unable to recover our marketing costs through increase in users for our mobile application or traffic to our websites, or if we discontinue our marketing campaigns, it could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

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

We had availed the services of an independent third-party research agency, Videc Consultants Private Limited (“Videc”), to prepare an industry report dated June, 2025 titled “Assessment of the travel industry in India”, for purposes of inclusion of such information in this Annual Report. This industry report is subject to various limitations and based upon certain assumptions that are subjective in nature. While we have taken reasonable care in the reproduction of the information, the third party, industry and market related information has not been prepared or independently verified by us or any of our or its respective affiliates or advisors and, therefore, we make no representation or warranty, express or implied, as to the accuracy or completeness of such facts and statistics. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics herein may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there is no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. Statements from third parties that involve estimates are subject to change, and actual amounts may differ materially from those included in this Annual Report.

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

We rely on Internet search engines, such as Google and Bing, to generate traffic to our websites, principally through the purchase of travel-related keywords. Search engines, including Google, frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our websites to place lower in search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, or if competitive dynamics impact the cost or effectiveness of our search engine optimization or search engine monetization in a negative manner, our business and financial performance would be adversely affected, potentially to a material extent. Furthermore, our failure to successfully manage our search engine optimization and search engine monetization strategies could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic. In addition, to the extent that leading search or metasearch engines in India disrupt the businesses of OTAs or travel content providers by offering comprehensive travel planning or shopping capabilities, or refer those leads to suppliers directly, or to other favored partners, there could be a material adverse impact on our business. To the extent these actions have a negative effect on our search traffic, whether on desktop, tablet or mobile devices, our business and results of operations could be adversely affected. In addition, the increasing adoption of AI technologies, including evolving search engine optimization methodologies, may materially affect how search results are generated and presented, as well as influence user search behavior. Adapting to these developments may require us to make substantial and ongoing investments in technology and marketing to maintain or grow traffic to our platform. Failure to timely and effectively respond to such changes may result in decreased visibility, reduced user engagement, and could have a material adverse effect on our business, financial condition, or results of operations.

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

As part of our operations, we are required to process customer transactions, which involve receipt and storage of a large volume of customer information which is vulnerable to security threats. Our operations routinely involve receiving, storing, processing, and transmitting of sensitive information pertaining to our business, customers, travel agents, suppliers, employees and other sensitive matters. Security threats, such as security breaches, incidents, compromises, and computer malware, viruses and other ‘cyber attacks’ are increasing in both frequency and sophistication; and could result in unauthorized disclosures of information or create financial liability for us and may subject us to legal or regulatory sanctions, besides damaging our reputation in the market. Further, such information is subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed, and transmitted, in or from, the relevant jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases, and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. In November 2022, the Government of India (the Ministry of Electronics and Information Technology) prepared a draft Digital Personal Data Protection Bill, 2022 (“DPDP Bill”) which has subsequently been passed by both houses of the Parliament and has become a legislation Digital Personal Data Protection Act, 2023 (“DPDP Act”) after receiving the assent of the President of India on August 11, 2023 which shall come into force on such date or dates as the Central Government of India may notify. The Central Government has on January 03, 2025, published the draft Digital Personal Data Protection Rules, 2025 (“DPDP Rules”) for public Objections and suggestions. On November 13, 2025, DPDP Act read with DPDP Rules were officially notified to come in effect in a phased manner within 18 months of the notification of the DPDP Rules, i.e. by May 2027. The DPDP Act is expected to establish the comprehensive legal framework governing digital personal data protection in India. The DPDP Act read with DPDP Rules provides for the processing of digital personal data in a manner that recognizes the right of individuals to protect their personal data, societal rights, and the need to process personal data for lawful purposes. Complying with the DPDP Act and DPDP Rules, other laws, regulations, or other obligations relating to privacy, data protection, data localization or security requirements may cause us to incur substantial operational costs or require us to modify our data handling practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely impact our business, financial condition, and operating results.

DPDP Act imposes stringent compliance obligations on us as a “Data Fiduciary,” and we may be classified as a “Significant Data Fiduciary” (SDF) due to the volume and sensitivity of the data we process.

Meeting such requirements/obligations as mentioned in the DPDP Act & its corresponding DPDP Rules, have required, and will continue to require, material changes to our web and mobile applications, our customer on-boarding flows, internal data storage frameworks, and relationships with global third-party data processors such as Global Distribution Systems (GDS), airline inventory networks, hotel aggregators, VISA and Cab service providers. These architectural modifications require substantial capital allocation and consume significant engineering resources, which could divert focus from other revenue-generating technical deployments.

If we, or any of our third-party vendors or travel suppliers, fail to comply with the DPDP Act or its operational DPDP Rules, or if we experience a data breach resulting in unauthorized access, alteration, or disclosure of personal data, we could be subject to penal actions including civil monetary penalties or other enforcement measures by the Data Protection Board of India.

In order to ensure compliance within stipulated time, the Company has on-boarded a third-party consultant for gap assessment, readiness and implementation support, developing privacy policies, data mapping to identify personally identifiable information and system touchpoints.

The Company continuously monitors the evolving regulatory landscape to track emerging privacy-related requirements, including developments such as India’s DPDP Act. Training and awareness is key, with data privacy training mandated for all the stakeholders.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection in India. Compliance with DPDP Act and its operational DPDP Rules requires significant capital expenditure, updates to our technical architecture, and exposes us to substantial financial penalties and operational liabilities in the event of non-compliance.

We are exposed to risks associated with the payments business, including online security and credit card fraud.

The secure transmission of confidential information over the Internet and telephone is essential in maintaining customer and supplier confidence in us. Security breaches and incidents, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Further, while we believe our payment systems are reliable, there can be no guarantee that we may be able to prevent security breaches or incidents involving the confidential information of our suppliers and customers, including any breaches or incidents with regards to transactions from our payment services. We have integrated the services of third-party payment solutions providers and accordingly, our customers are re-directed to those third-party service providers to make payments and completing the transactions. There can be no assurance that transmissions of data through our third-party providers will be protected from security breaches or incidents. We incur substantial expense to protect against and remedy security breaches and incidents and their consequences. However, our security measures may not prevent security breaches or incidents, and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures.

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

We are dependent on our senior management and other key personnel for formulating our business strategies and managing our business. Our board of directors (“Board”) and senior management team has significant experience in the Internet and information technology sector and has technical expertise that has helped expand our business through various initiatives including broadening our distribution channels and growing our products and services offerings. For further information, see “Item 6. Directors, Senior Management And Employees - A. Directors And Senior Management.”

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

The majority of our bookings are made through our Indian website and mobile offerings. India had an Internet subscriber base of over 1,092.79 million as of March 2026 (Source: TRAI). There can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and results of operations. The Internet penetration in India is dependent on a number of factors including the following: expansion of 4G and 5G networks, broadband wireless access on mass-market smartphones and other mobile devices in India; our ability to successfully deploy existing and future technology platforms on evolving operating systems such as Android and iOS; our ability to provide compelling platforms and tools in a multi-device environment while ensuring their compatibility with the web browser platforms provided therein; the rate of growth of personal computers, tablets and mobile devices; access to Internet and broadband usage services; an understanding of how to operate Internet; the extant laws, regulations and policies governing online commerce remaining favorable to our operations; consumer confidence in online commerce; media publicity regarding online commerce remaining positive; and concerns about online data privacy and general economic conditions in India arising. India has witnessed a drastic surge in Internet users over the past few years with Internet penetration as a percentage of total population crossing 50% in fiscal year 2020 compared with less than 25% in fiscal year 2015.

Despite a large base of Internet subscribers, India has a relatively lower Internet penetration in comparison with other similar countries.

The internet penetration rate in India rose to 76% in 2026 or 1092 million Internet subscribers, up from about 10% in 2011. This means that more than two-third of the total population of 1.5 billion people had internet access this year. This ranked the country second in the world in terms of active internet users.

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

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Additionally, our growth may mask the seasonality of our business. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate because of a variety of factors, many of which are outside of our control and as a result, may not fully reflect the underlying performance of our business. For example, we tend to experience higher revenue from our Hotels and Packages Business (including MICE) in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our Air Ticketing Business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. Other factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	foreign exchange rates;

●	our ability to attract new customers and cross-sell to existing customers;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

●	general economic, industry and market conditions;

●	natural calamities such as earthquakes, tsunamis, floods, drought, pandemics, or other health crises, such as global pandemics and any containment measures taken in response to such calamities or crises, such as lockdowns or travel restrictions;

●	changes in our pricing policies or those of our competitors and suppliers; and

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of the Indian travel industry, including consolidation among competitors, customers, or strategic partners.

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

Except one premise which is owned by Globe All India Services Limited (“GAISL”), our wholly owned subsidiary, we operate entirely out of leased premises and do not own the underlying property for any of our offices, including our registered office and corporate office. Yatra India’s registered and corporate office is located at Delhi and Haryana, respectively. There can be no assurance that we will be able to retain or renew such leases on same or similar terms, or that we will find alternate locations for the existing offices on terms favorable to us, or at all. Certain of the lease deeds for the properties in which our offices and facilities are located and may have expired or may not be adequately stamped or registered. While we renew these lease agreements and deeds periodically in the ordinary course of business, if these existing leases are terminated or they are not renewed on commercially acceptable terms, we may suffer a disruption in our operations. If alternative premises are not available at the same or similar costs, sizes or locations, our business, financial condition, cash flows and results of operations may be adversely affected. In addition, any regulatory non-compliance by the landlords or adverse development relating to the landlords’ title or ownership rights to such properties, including as a result of any non-compliance by the landlords, may entail significant disruptions to our operations, especially if we are forced to vacate leased spaces following any such developments, and expose us to reputational risks.

We have, in the past entered into certain related party transactions and may continue to do so in future. Any related party transactions that are not on an arm’s length basis or that may lead to conflicts of interest may adversely affect our business, results of operation, cash flows and financial condition.

We have entered into certain transactions with related parties and are likely to continue to do so in the future. Although all related-party transactions that we may enter into are subject to approval by our audit committee, Board or shareholders, as required under the Securities Act of 1933, as amended (the “Securities Act”), Companies Act, 2013 of India (the “Companies Act”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), as applicable to Yatra India or other applicable laws and regulations, we cannot assure you that such transactions, individually or in aggregate, will not have an adverse effect on our financial condition and results of operations or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Further, related party transactions, including those between us and related parties or Yatra India and related parties, requires approval of either’s respective audit committee/board of directors/shareholders, as the case may be. Such related-party transactions may potentially involve conflicts of interest which may be detrimental to our interest, and we cannot assure you that the related-party transactions that we may enter into in the future, individually or in the aggregate, will always be in the best interests of our minority shareholders and will not have an adverse effect on our business, financial condition and results of operations.

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

Any failure to observe the covenants under our financing arrangement or to obtain necessary consents/waivers may lead to acceleration of amounts due under such facilities, which would trigger default provisions or may also lead to imposition of any penalty or charges, thereof. If the obligations under our financing documents are accelerated, we may have to dedicate a portion of our cash flow from operations to make payments under such financing documents, thereby reducing the availability of cash for our working capital requirements and other general corporate purposes. In addition, during any fiscal year in which we are in default, we may be unable to raise, or face difficulties raising, further financing.

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

We are subject to the public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act and the listing requirements of Nasdaq. Since the completion of the initial public offering in India (“Indian IPO”), Yatra India has been subject to additional compliance requirements as required under applicable Indian laws, rules and regulations governing public companies listed on the Indian stock exchanges, including listing requirements of stock exchanges, rules, regulations, and guidelines prescribed by the Securities and Exchange Board of India (“SEBI”), in addition to the various laws, rules and regulations that we are subject to in the United States and in the Cayman Islands. In terms of (Issue of Capital and Disclosure Requirements) Regulations 2018 (“SEBI ICDR Regulations”) and Listing Regulations, Yatra India is required to disclose the reports pertaining to utilization of proceeds raised pursuant to the Indian IPO, and any deviation from in the actual utilization of the proceeds.

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

We incur significant legal, accounting, reporting and other expenses in order to maintain a listing on each of Nasdaq, NSE and BSE. In addition, our senior management and other personnel devote a substantial amount of time to comply with the rules, regulations and corporate governance practices of our multi-jurisdictional corporate structure. The Company continues to work on its plan to simplify its legal and corporate structure. We may be unsuccessful in implementing such plan. Actual results from implementing such plan could deviate from our expectations. We continue to explore potential restructuring alternatives and believe there may be a viable structure to pursue. Discussions remain ongoing and are subject to regulatory considerations and timing uncertainties.

If we fail to continue to satisfy applicable Nasdaq listing standards, our Ordinary Shares may be delisted from the Nasdaq Capital Market, which would seriously harm the liquidity of our Ordinary Shares and may have an adverse impact on the price of our Ordinary Shares.

We are a “foreign private issuer” with our Ordinary Shares listed on Nasdaq, and are subject to the Nasdaq continued listing requirements, including meeting the minimum closing bid price of $1.00 (the “Minimum Bid Price Requirement”) under Nasdaq Marketplace Rule 5550(a)(2), maintaining a minimum of $2.5 million in stockholders’ equity as set forth in Nasdaq Listing Rule 5550(b)(1), meeting the alternative of market value of listed securities of $35 million under Nasdaq Listing Rule 5550(b)(2) or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years under Nasdaq Listing Rule 5550(b)(3), and compliance with Nasdaq Listing Rule 5250(c)(1) to timely file Exchange Act reports, collectively, the “Nasdaq Rules”.

On June 25, 2026, we received a letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying us that, for the period from May 12, 2026 to June 24, 2026, our ordinary shares had not maintained Minimum Bid Price Requirement pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of our ordinary shares from The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), we have been provided an initial period of 180 calendar days, or until December 22, 2026 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for our ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to us that we comply with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If we do not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period.

To qualify, we would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and we would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary. However, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement, or secure a second period of 180 days to regain compliance.

In the event we fail to meet the listing requirements under the Nasdaq Rules, Ordinary Shares may be delisted from Nasdaq, which could adversely impact the liquidity of Ordinary Shares, the price for Ordinary Shares and may consequently affect the trading and price of Equity Shares. While there are no restrictions under Indian laws on Yatra India from deconsolidating from the Yatra Online, Yatra India must remain our consolidated subsidiary pursuant to applicable continued listing requirements of Nasdaq, and any deviation from such listing requirements could affect our ability to raise additional financing through the public or private sale of equity securities. Following the initial public offering of the Equity Shares in India, we currently hold approximately 62.66% of the issued and outstanding Equity Shares. Our ability to sell Equity Shares is limited to approximately an additional 12.65% of the issued and outstanding Equity Shares such that Yatra India continues to remain our consolidated subsidiary. Accordingly, our ability to generate proceeds from the sale of Equity Shares is limited. In addition, Yatra India’s charter and those of Travel Holding Cyprus Limited (“THCL”) and Asia Consolidated DMC Pte. Ltd. (“ACDPL”), our direct subsidiaries and Yatra India’s promoter entities, limit Yatra India’s ability to raise additional capital and/or undertake a change of control transaction, directly or indirectly, without the ultimate approval of our Board and shareholders if the result of such additional capital raise or change of control transaction would result in the deconsolidation of Yatra India from our Company. In the event Yatra India ceases to be our subsidiary and is deconsolidated, the Ordinary Shares could be delisted from Nasdaq, we could fail to list our Ordinary Shares on another reputable national securities exchange, and it may result in a reduction in some or all of the following actions, which could also have an adverse impact on Equity Shares:

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

As a U.S. reporting company, we incur significant legal, accounting, and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley Act”), to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our Annual Report. Effective internal control over financial reporting is necessary for us to provide reliable financial reports.

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

Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards. Yatra India’s financial statements are prepared in accordance with Ind AS or Ind AS 34, as applicable and restated in accordance with requirements of Section 26 of Part I of Chapter III of the Companies Act, SEBI ICDR, Regulations and the Guidance Note on “Reports in Company Prospectuses (Revised 2019)” issued by ICAI. IFRS differs in certain significant respects from Indian GAAP, Ind AS, U.S. GAAP and other accounting principles with which prospective investors may be familiar in other countries. If our financial statements were to be prepared in accordance with such other accounting principles, our results of operations, cash flows and financial position may be substantially different, primarily on account of timing differences due to different statutory timelines for closure of the financial statements and difference in accounting principles. We have not attempted to explain those differences or quantify their impact on the financial data included in this Annual Report and prospective investors should review the accounting policies applied in the preparation of our financial statements and consult their own professional advisers for an understanding of the differences between these accounting principles and those with which they may be more familiar. Any reliance by person not familiar with Ind AS accounting practices on the financial disclosures presented in this Annual Report should be limited accordingly.

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

Effective internal control over financial reporting is necessary for us to maintain reliability of financial reporting and preparation of consolidated financial statements. As discussed in Item 15. “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there were material weaknesses in our internal controls over financial reporting as of March 31, 2026. Deficient internal controls could cause investors to lose confidence in our reported financial statement, which is likely to adversely impact the market price of our Ordinary Shares.

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

As per the notification No 52/2018-Central Tax and Notification No 02/2018-Integrated Tax dated September 20, 2018, Central Board of Indirect Taxes & Customs (“CBIC”) had notified with regards to tax collection at source (“TCS”) to be collected by every e-commerce operator for intra-state and inter-state taxable supplies made by third party suppliers on its platform respectively. By virtue of these notifications issued by CBIC, we, as an e-commerce operator, are required to collect TCS of an amount equivalent to 0.5% (Central Goods and Service Tax (“CGST”) and State Goods and Service Tax (“SGST”)) and 0.5% (under Integrated Goods and Service Tax (“IGST”)) of the net value of intra-state and inter-state taxable supplies respectively made through our platform by this party suppliers where the consideration with respect to such supplies is collected by us. This goods and service tax/service tax payable includes TCS payable on behalf of the airlines. We are in the process of seeking confirmation with respect to the TCS amounts payable by us to the Government of India on behalf of airlines that is recoverable from the respective airlines. However, there can be no assurance that we will be able to successfully recover such TCS amounts paid on behalf of airlines from them. In particular, if any airline challenges the amount recoverable or is otherwise unable to clear such dues to us on account of initiation of bankruptcy proceedings against such airlines or for any other reason, we may be unable to recover such amounts from the respective airlines and accordingly, our business, financial condition, cash flows and results of operations may be adversely affected.

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

As discussed in “Item 10. Additional Information - E. Taxation: Material U.S. Federal Income Tax Consequences,” we do not believe we were PFIC for the taxable year ended March 31, 2026, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year. It is difficult to accurately predict future income and assets relevant to this determination and no ruling from the IRS or opinion of counsel has been or will be sought with respect to our PFIC status. Whether we are a PFIC will depend on the particular facts and circumstances (such as the valuation of assets, including goodwill and other intangible assets) and may also be affected by differing interpretations of the PFIC rules. The determination of the value of our assets may be based, in part, on the total market value of our Ordinary Shares, which is subject to change and may be volatile. Accordingly, there can be no assurance that we are not a PFIC or will not become a PFIC in the future.

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

Place of effective management of our Company as per Indian income tax laws

As per the provision of the (Indian) Income Tax Act, 1961 (“IT Act”), persons resident in India are subject to taxation on their global income. Persons not resident in India are subject to taxes only on income received, accruing, or arising in India or deemed to have been received, accrued or arisen in India.

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

We operate in various countries and changes in the tax rates or tax laws of any country could have an impact on our taxes. There may be changes in tax rates in some countries as a result of the OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) which aims to create a global minimum tax rate. There could be other changes in the international tax laws and practices as a result of other pillars of BEPS (including taxes on digital services) which may impact our tax cost.

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

Further, the Government of India has announced various amendments to the tax laws through successive Union Budgets. Pursuant to the Finance Act, 2023, rate of TCS charged on outbound (international) tour package increased from 5 percent to 20 percent with effect from October 1, 2023, subject to conditions. Subsequently, the Government of India has made further amendments to the TCS regime through Finance Act, 2025 including reduction on certain TCS rates. This may however have minimal impact on our package business. In addition, unfavorable changes in or interpretations of existing, or the promulgation of new laws, rules and regulations including foreign investment laws governing our business, operations and group structure could result in us being deemed to be in contravention of such laws or may require us to apply for additional approvals. We may incur incremental costs relating to compliance with such new requirements, which may also require effort in terms of managing time and other corresponding resources, and any failure to comply may adversely affect our business, results of operations and prospects. We may incur increased costs relating to compliance with such new requirements, which may also require use of managements time and other resources, and any failure to comply may adversely affect our business, results of operations and prospects. Uncertainty in the applicability, interpretation, or implementation of any amendment to, or change in, governing law, regulation or policy, including by reason of an absence, or a limited body, of administrative or judicial precedent may be time consuming as well as costly for us to resolve and may affect the viability of our current business or restrict our ability to grow our business in the future.

In order to achieve greater parity, the tax rate as per IT Act for foreign companies has been reduced from 40% to 35% from Assessment Year (“AY”) 2025-26 onwards. The tax rate will remain 35% for the AY 2026-27.

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

We, through THCL and ACDPL, our subsidiaries, currently own 62.66% of the issued, subscribed, and paid-up equity share capital of Yatra India and any future issuance of Equity Shares on the Indian stock exchanges, may result in dilution of stake of THCL and ACDPL therein, which will indirectly, result in dilution of our stake in Yatra India and would have a dilutive effect on the amount of distributions that may be made to us. Dilution of stake pursuant to issuance of further securities, may result in an adverse impact on the price of our Ordinary Shares and may also have a material impact on ability of Yatra India to secure a loan or otherwise raise additional capital for working capital, acquisitions, debt service requirements, the execution of our business strategy and other general corporate purposes.

On February 17, 2026, THCL, had sold approximately 1.8% of Yatra India’s outstanding share capital (2,833,000 Equity Shares) in the open market resulting in dilution of our shareholding from 64.46% to 62.66% of the issued, subscribed, and paid-up equity share capital of Yatra India.

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

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Yatra India, and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our Group. For example, under its consolidated foreign direct investment policy, (“FDI Policy”), the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on pricing, valuations of shares and sources of funding for such investments and may in certain cases include prior notice to or approval of the Government of India, may adversely affect our ability to make investments in India, including through Yatra India. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms. Under FEMA, the Reserve Bank of India has the power to impose monetary penalties, including up to three times the value of a FEMA violation, where quantifiable, and confiscate the shares at issue. Further, the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model, inventory, pricing and permitted services). India’s Department of Promotion of Industry and Internal Trade, or DPIIT, Ministry of Commerce and Industry also recently invited comments on a draft National E-Commerce Policy, which addresses topics such as data and e-commerce regulation. The timing or impact of this policy, which remains in draft form, is not yet certain. Such changes may require us to make changes to our business in order to comply with Indian law.

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

The Competition Act, 2002, as amended, (“Competition Act”), regulates practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, or to deny market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise. Further, the Competition Commission of India has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct, or combination has an appreciable adverse effect on competition in India.

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

Yatra India proposed to utilize the proceeds from the Indian IPO towards (i) strategic investments, acquisitions, and inorganic growth; (ii) investment in customer acquisition and retention, technology and other organic growth initiatives; and (iii) general corporate purposes. In accordance with Sections 13(8) and 27 of the Companies Act, Yatra India cannot undertake any variation in the utilization of the Net Proceeds without obtaining its shareholders’ approval through a special resolution. It is possible that it may not be able to identify suitable targets, or that if it does identify suitable targets, it may not be able to complete those transactions on terms commercially acceptable to Yatra India or at all. In the event of any circumstances that require Yatra India to undertake variation in the disclosed utilization of the proceeds from the Indian IPO, it may not be able to obtain the shareholders’ approval in a timely manner, or at all. Any delay or inability in obtaining such shareholders’ approval may adversely affect Yatra India’s business or operations. Further, the promoters in the Indian IPO, our wholly owned subsidiaries, would be required to provide an exit opportunity to the shareholders in the Indian IPO who do not agree with Yatra India’s proposal to change the objects of the Indian IPO or vary the terms of such contracts, at a price and manner as prescribed by the SEBI. Further, we cannot assure you that we or the promoters will have adequate resources at our disposal at all times to enable us to provide an exit opportunity at the price prescribed by SEBI. Considering these factors, Yatra India may not be able to vary the objectives of the Indian IPO to use any unutilized proceeds of the Indian IPO, if any, or vary the terms of any contract referred to in the prospectus related to the Indian IPO, even if such variation is in the interest of Yatra India. This may restrict Yatra India’s ability to respond to any change in its business or financial condition by re-deploying the unutilized portion of the proceeds from the Indian IPO, if any, or varying the terms of contract, which may adversely affect our business, cash flows and results of operations.

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

India has from time-to-time experienced instances of social, religious, and civil unrest and hostilities between neighboring countries. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. For instance, on April 22, 2025, a terrorist attack in the Baisaran Valley near Pahalgam, Jammu and Kashmir, India had resulted in multiple civilian casualties and injuries, primarily among tourists. The incident had heightened tensions and conflict between India and Pakistan, leading to significant regional disruptions, including the closure of tourist destinations and widespread travel cancellations. Infrastructure was also adversely affected, with temporary airport closures in several cities across northern and western India. In response, Pakistan had closed its airspace to Indian aircraft and to international carriers operating flights to and from India, necessitating the rerouting of numerous international flights and causing increased travel times, higher fuel costs, and operational challenges for airlines.

Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy. Several countries in Asia, including India, as well as countries in other parts of the world, are susceptible to contagious diseases and, for example, have had confirmed cases of diseases such as the highly pathogenic H7N9, H5N1 and H1N1 strains of influenza in birds and swine COVID-19 and Monkeypox virus.

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

Geopolitical conflicts, including conflicts in the Middle East, may adversely affect our business, financial condition, results of operations and prospects

Our business is dependent on the global travel industry, which can be adversely affected by geopolitical instability, armed conflicts, terrorism, civil unrest, diplomatic tensions and other events beyond our control. Escalation of conflicts in the Middle East or other regions may result in reduced demand for international travel, particularly travel to or through affected regions, as customers may postpone, cancel or avoid travel plans due to safety concerns, travel advisories, uncertainty or economic conditions.

Such events may also result in disruptions to airline operations, including flight cancellations, route suspensions, airspace restrictions, increased security requirements and changes in flight schedules, which may adversely affect our ability to provide travel services to customers and may result in increased customer service requirements, refunds, cancellations or rebooking obligations. Any reduction in travel demand or disruption to travel supply may adversely affect our revenues, margins, customer acquisition costs and operating results.

In addition, geopolitical conflicts may contribute to increases in fuel prices, airfares, insurance costs, foreign exchange volatility and other travel-related expenses, which may affect customer demand and the profitability of travel bookings made through our platform. Such events may also affect the operations of our airline, hotel and other travel service partners, resulting in reduced availability of inventory or changes in pricing and commercial terms.

While we may implement measures to manage the impact of such events, including adjusting our offerings and working with travel partners, we cannot predict the duration, severity or broader economic impact of any geopolitical conflict. Any prolonged or expanded conflict, including in the Middle East, may materially and adversely affect our business, financial condition, cash flows, results of operations and prospects

Financial instability in other countries may cause increased volatility in Indian financial markets.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, including conditions in the United States, Europe, and certain emerging economies in Asia. Financial turmoil in Asia, the United States, the United Kingdom, Russia and elsewhere in the world in recent years has adversely affected the Indian economy. Any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector and us. Although economic conditions vary across markets, loss of investor confidence in one emerging economy could cause increased volatility across other economies, including India. Financial instability in other parts of the world could have a global influence and thereby negatively affect the Indian economy. Financial disruptions could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. Further, economic developments globally can have a significant impact on our principal markets. Concerns related to a trade war between large economies may lead to increased risk aversion and volatility in global capital markets and consequently have an impact on the Indian economy. The imposition of tariffs by the United States and potential uncertainty of such tariffs moving forward, as well as corresponding retaliatory measures by other countries, along with concerns regarding potential government actions such as increased taxation or reductions in public spending, could negatively impact consumer confidence and spending. Such developments may reduce demand for travel.

In addition, China is one of India’s major trading partners and a possible slowdown in the Chinese economy as well as a strained relationship with India, could have an adverse impact on the trade relations between the two countries. In response to such developments, legislators and financial regulators in the United States and other jurisdictions, including India, implemented several policy measures designed to add stability to the financial markets. However, the overall long-term effect of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. Any significant financial disruption could have a material adverse effect on our business, financial condition, and results of operation. These developments, or the perception that any of them could occur, have had, and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. This could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the Ordinary Shares.

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

There are provisions in Indian law that may delay, deter, or prevent a future takeover or change in control of Yatra India, even if a change in control would result in the purchase of the Equity Shares at a premium to the market price or would otherwise be beneficial to its shareholders. Such provisions may discourage or prevent certain types of transactions involving actual or threatened change in control of Yatra India. Under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“SEBI Takeover Regulations”), an acquirer has been defined as any person who, directly or indirectly, acquires or agrees to acquire shares or voting rights or control over a company, whether individually or acting in concert with others. Although these provisions have been formulated to ensure that interests of investors/shareholders are protected, these provisions may also discourage a third party from attempting to take control of Yatra India. Consequently, even if a potential take over of Yatra India would result in the purchase of the Equity Shares at a premium to their market price or would otherwise be beneficial to its stakeholders, it is possible that such a takeover would not be attempted or consummated because of the SEBI Takeover Regulations. Further, certain transactions, including, without limitation, the sale of Equity Shares above certain thresholds or the sale of Equity Shares by shareholders holding specified number of shares or voting rights could be subject to the SEBI Takeover Regulations. Such transactions could require a potential acquirer to undertake an open offer process pursuant to the SEBI Takeover Regulations. Compliances specified under SEBI Takeover Regulations includes, requirements that we make an open offer, make an offer for delisting of the Equity Shares as applicable, disclose changes in shareholding or voting rights held by an acquirer in the company, may act as restrictions on our ability to dilute our stake in Yatra India or on Yatra India’s ability to enter into and timely consummate such transactions on favorable terms, which may adversely affect the market price and trading volume of the Equity Shares upon listing and may deter or prevent transactions, including dilution of stake by us which otherwise would be beneficial or in the interest of Yatra India or its shareholders. Further, in the event the offer to delist is made by an acquirer in terms of SEBI Takeover Regulations and/or SEBI (Delisting of Equity Shares) Regulations 2021, holders of the Equity Shares immediately before the completion of the open offer process made by an acquirer under SEBI Takeover Regulations could refuse to tender their Equity Shares, and accordingly, may continue to be minority shareholders following the completion of the open offer process. Further, such minority shareholders who refuse to tender their Equity Shares in an open offer could deter an acquirer from acquiring all of the outstanding Equity Shares, which could result in loss of opportunity beneficial to Yatra India, and or its shareholders. Further, in India, takeovers meeting certain thresholds are under the surveillance of the Competition Commission of India, or CCI, and are regulated by the CCI to determine if a proposed takeover would have an appreciable adverse effect on competition in the relevant market.

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

The Equity Shares of Yatra India are traded in India on the NSE and BSE but there can be no assurance that active trading in the Equity Shares will continue to be sustained. Investors may not be able to sell the Equity Shares at the quoted price if there is no active trading in the Equity Shares.

There could be volatility in the Indian stock markets, and the trading price of the Equity Shares could fluctuate significantly as a result of market volatility or due to various internal or external risks. The market price of the Equity Shares may be influenced by many factors, some of which are beyond Yatra India’s control, including:

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

Climate change may have an adverse effect on our business.

Our business may also be negatively affected by direct and indirect impacts of climate change. Direct effects may include disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Rising seas also degrade beaches and pose significant risks to the viability of some low-lying destinations. Indirect effects may include a significant shift in consumer preferences, which we may not successfully adapt to, or the general harm to our business as a result of a general perception of travel as an environmental harm. These and other climate change related impacts could have a significant adverse impact on our business in the short, medium and long term.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) (the “Companies Act”) of the Cayman Islands, (as the same may be supplemented or as amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from such rights and fiduciary responsibilities under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S. and certain U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court in the U.S.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company

You will have limited ability to bring an action against our Company or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in India and because a majority of our directors and officers reside outside the U.S..

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

We are considered a foreign private issuer under the Exchange Act and, therefore, are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards. We are not required to comply with Regulation FD under the Exchange Act, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a foreign private issuer whose Ordinary Shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

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

As of June 30, 2026, there were outstanding options to purchase an aggregate of 3,026,769 Ordinary Shares (including 3,026,769 Company restricted stock units (“RSU”) and performance stock units (“PSUs”)), outstanding RSU and PSU which, when vested, may result in the issuance of 3,026,769 Ordinary Shares. Likewise, 3,026,769 outstanding options when exercised, may result in the issuance of 3,026,769 Ordinary Shares. To the extent the above-described options are exercised, the above-described restricted or performance units vest, or if we issue any additional equity securities, including but not limited to options, restricted shares or other derivative securities convertible into our Ordinary Shares, additional Ordinary Shares may be issued, which could result in significant dilution to our shareholders and increase the number of shares eligible for resale in the public market. Sale of a substantial numbers of such shares in the public market, the fact that such options may be exercised, or that a significant number of restricted securities may vest, could adversely affect the market price of our Ordinary Shares.

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

As of June 30, 2026, entities affiliated with MAK Capital One LLC, Apple Orange LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the “Terrapin Sponsors”) and certain of their affiliated entities (including Nathan Leight), entities and people affiliated with Altai Capital Management, LLC, entities affiliated with The 2020 Timothy J. Maguire Investment Trust and entities affiliated with Vincent Smith, entities affiliated with Marval Guru Fund and Mr. Dhruv Shringi beneficially own approximately 58.33% of the issued and outstanding shares of our Company, assuming the conversion into Ordinary Shares of all Yatra USA, Corp. (“Yatra USA”) Class F Shares (the “Yatra USA Class F Shares”) based on information known to us or ascertained by us from public filings made by such shareholders. As restrictions on resale end, the market price of our Ordinary Shares could be adversely affected if the holders of previously restricted shares sell them or are perceived by the market as intending to sell them.

As of June 30, 2026, we had 62,135,307 Ordinary Shares issued and outstanding, 1,854,871 Class F shares issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Yatra USA Class F Share), and Yatra USA had 1,854,871 Yatra USA Class F Shares issued and outstanding (each exchangeable for one Ordinary Share in the Company at any time at the option of the holder). Subject to applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares and the Yatra USA Class F Shares outstanding are eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Ordinary Shares could be adversely affected. We cannot predict what effect, if any, market sales of our Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our Ordinary Shares.

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

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, Yatra India or any other subsidiary, has not paid any cash dividends on its Equity Shares. Middle East Travel Management Company Private Limited had paid a dividend in fiscal year 2024 to ACDPL, a subsidiary of the Company. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in India, and as such it is subject to certain limitations with respect to dividend payments and increased tax payments on any such distribution. Limitations on our subsidiaries’ ability to pay dividends to us could adversely impact our shareholders’ ability to receive dividends on our Ordinary Shares.

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

On January 17, 2022, we entered into a Cooperation Agreement (“Maguire Cooperation Agreement”), wherein we agreed to appoint Roshan Mendis to the Board, for a term of office that initially expired at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment to Maguire Cooperation Agreement dated August 29, 2023, Mr. Roshan Mendis was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. In addition, the First Amendment to Maguire Cooperation Agreement extended the Standstill Period (as defined in the Maguire Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) the date of the 2026 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the New Director (as defined in the Maguire Cooperation Agreement) (or Replacement Director (as defined in the Maguire Cooperation Agreement)). The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Roshan Mendis.

In July 2022, we received notice from MAK Capital One L.L.C., one of our shareholders, recommending that we make certain corporate governance and board structure changes, in addition to changes to our composition and stockholder engagement process. On July 17, 2022, we entered a Cooperation Agreement (“MAK Cooperation Agreement”) with MAK Capital One L.L.C., pursuant to which Michael A. Kaufman was initially appointed to the Board for a term expiring at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment dated August 29, 2023 to MAK Cooperation Agreement, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman. On October 16, 2024, we entered into the Second Amendment to the MAK Cooperation Agreement. The Second Amendment, among other things, extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on October 16, 2024, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2025 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement). On November 11, 2025, we entered into the Third Amendment to the MAK Cooperation Agreement commencing on November, 11 2025, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2026 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

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

Yatra India is a Public Limited Company with operations primarily in India and an indirect 62.66% owned subsidiary of Yatra Online, Inc. Yatra India was incorporated as a private company with limited liability on December 28, 2005 and subsequently became a public company on November 11, 2021 and subsequently was listed on the NSE and BSE on September 28, 2023. Yatra India is a leading online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra India is India’s largest independent corporate travel services provider and a leading consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 16.2 million travelers that have booked their travel through us as of March 31, 2026. Through our website, www.yatra.com, our mobile applications and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs. We do not incorporate the information contained on, or accessible through, our websites into this Annual Report and you should not consider it a part of this Annual Report.

B. Business Overview

Our Company is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and a leading consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 16.2 million travelers that have booked their travel through us as of March 31, 2026. We have one of the largest number of hotels and accommodation tie-ups amongst key OTA players of over 2.9 million tie-ups, as of March 31, 2026.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays, and other accommodations, with approximately 81,500 hotels and homestays in approximately 1,550 cities and towns across India and more than 2.9 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 850 holiday packages.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Reserve Bank of India, India’s GDP growth came in at 7.6% for fiscal year 2026 versus 6.5% for fiscal year 2025 and 8.2% in fiscal year 2024. The Reserve Bank of India is forecasting GDP growth of 6.9% for fiscal year 2027. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with over 1,340 large corporate customers and approximately 60,750 registered small and medium-sized (“SME”) customers as of March 31, 2026 and the second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024 (Videc report).

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: business to consumer (“B2C”) and business to business (“B2B”) which includes business-to-enterprise and business-to-agents. We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 55,800 travel agents in approximately 1,400 cities across India as of March 31, 2026.

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

1. Data for the 12 months ended March 31, 2026, for flagship brand yatra.com only and excludes data from B2B businesses.

2. Cumulative as of March 31, 2026; does not include data for B2B businesses.

3. Approximate count as of March 31, 2026.

We define a “visit” as a group of interactions on our platform that occur within a 30-minute time frame. A single visit can contain multiple screen or page views, events, and transactions. We use “traffic” and “visits” interchangeably in this Annual Report.

We continue to operate a scaled digital travel platform that enables customers to search and book travel services across web and mobile channels. We are leveraging artificial intelligence capabilities across customer touchpoints to enhance personalization, operational efficiency and service quality. During FY 2026, our web and mobile properties received approximately 88 million visits. As of March 31, 2026, our mobile applications had been downloaded approximately 22.4 million times.

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

To further strengthen customer loyalty and provide an incentive to the employees of our corporate customers to transact with us as B2C customers, we operate a proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. Our eCash loyalty program acts as a surrogate and fills the loyalty gap that exists across product categories such as air travel and hotels in the travel market in India. We currently have over approximately thirteen million eCash registered users on our platform. During fiscal year 2026, approximately 80% of our customers’ visits have been from direct and organic traffic. We have moved towards a “Mobile First” business and have experienced rapid user growth on our platform with mobile being the primary channel for customers to engage with us.

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

We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business, or “Hotels and Packages Business (including MICE),” in the second and fourth calendar quarters of each calendar year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

Our revenue from rendering of services was INR 3,583.8 million, INR 7,383.5 million and INR 9,539.2 million in fiscal years 2024, 2025 and 2026, respectively. Adjusted Margin totaled INR 5,821.6 million in fiscal 2024, INR 5,373.9 million in fiscal 2025 and INR 6,462.9 million in fiscal 2026. Gross Bookings across for Air Ticketing, Hotels and Packages (including MICE) and other services businesses was INR 75,948.0 million, INR 70,910.2 million and INR 80,535.8 million in fiscal years 2024, 2025 and 2026 respectively. We reported net loss INR 366.5 million and net profit INR 23.5 million in fiscal years 2024 and 2025 respectively. In fiscal year 2026 we incurred a net loss of INR 66.0 million.

The 13.6% year-over-year increased in Gross Bookings during fiscal 2026 was primarily attributable to softness in the air ticketing segment. Adjusted Margin also increased by 14% over the same fiscal year.

In our Air Ticketing Business Gross Bookings were INR 64,950.1 million, INR 55,272.8 million and INR 61,874.8 million for fiscal years 2024, 2025 and 2026 respectively. Corresponding Adjusted Margins were INR 4,502.4 million, INR 3,588.2 million and INR 4,372.7 million. In contrast, Gross Bookings from Hotels and Packages (including MICE) Business increased from INR 8,758.9 million for fiscal year 2024 to INR 13,053.4 million in fiscal year 2025 and further to INR 16,577.6 million in fiscal year 2026, while Adjusted Margin for this segment were INR 1,140.1 million, INR 1,472.7 million and INR 1,761.9 million respectively reflecting strong growth in the higher-margin leisure travel category.

The increase in revenue from services in fiscal 2026—up 129.2% from INR 7383.5 million in fiscal year 2025 to INR 9,539.2 million was driven by the rebound in travel demand and the continued scaling of our platform. However, the increase in Adjusted Margin during the same fiscal year was a result of competitive pricing pressures in air ticketing and increased promotional spending in the hotels and packages segment.

Adjusted Margin is a non-IFRS measure. For more information about the non-IFRS measures and a reconciliation to the most comparable IFRS measure, please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics.”

We have continued to invest significantly in our technology infrastructure and customer acquisition initiatives to support future growth. Our continued investments in our mobile platform have strengthened customer engagement, with approximately 71% of our mobile traffic originating from our mobile applications during fiscal year 2026, reflecting strong customer preference for our app-based experience.

As of March 31, 2026, our mobile applications had been installed approximately 22.4 million times, with a significant portion of these installations on Android devices. We also received an average of approximately 9 million monthly visits from online shoppers on our platform, underscoring our growing consumer engagement.

Unless otherwise specifically stated, the market and industry information and statistics included in the below description of our business is as of March 31, 2026.

Our Approach

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. India’s GDP growth is expected to come in at 7.6% in fiscal year 2026 up from 6.5% in fiscal year 2025 down from 8.2% in fiscal year 2024.

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

We have developed a common technology platform approach that enables a consistent user experience across multiple channels and different products, supporting our go-to-market strategy across our B2C and B2B channels. Our customer “touch-points” include our mobile applications, website, and call centers as well as ‘embedded’ teams within some of our B2B clients. In addition, through our platform, we address the needs of a large fragmented market of travel agents, empowering approximately 55,800 agents in approximately 1,400 cities across India as of March 31, 2026. Combining these offerings on a common technology platform allows us to develop an ongoing repeat relationship with our customers regardless of the specific channel through which they started using our services. For example, using our platform, B2B customers are able to explore and book their subsequent leisure travel through Yatra, potentially benefiting from our eCash program that rewards them for doing so.

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

●

Yatra Prime: Launched as a travel subscription program targeted at high-spending frequent travelers and family travelers. The program provides a variety of benefits to customers, including waiver of convenience fees on eligible bookings, special fares and offers on domestic flights, and access to dedicated priority customer support. Yatra Prime continues to enhance the travel experience by making travel more affordable, convenient, and rewarding for its members.

Recent Product Development – AI-Powered Travel Platform

During Fiscal Year 2026, Yatra significantly expanded its artificial intelligence capabilities across both its consumer and enterprise businesses, leveraging generative AI, large language models and nearly two decades of proprietary travel intelligence to deliver more intuitive customer experiences and automate enterprise travel workflows.

A key milestone during the year was the expansion of DIYA (Digital Intelligent Yatra Advisor), Yatra’s proprietary AI-powered travel agent. Among the early travel platforms to offer end-to-end itinerary planning and booking through a conversational interface, DIYA enables travelers to plan and book trips using natural language, while providing personalized recommendations based on travel preferences. For enterprise customers, DIYA further integrates corporate travel policies, negotiated supplier rates and employee entitlements to deliver policy-aware booking recommendations and simplify compliance.

The Company also deployed AI across its enterprise servicing operations through intelligent workflow automation. Yatra’s AI-powered automation engine interprets customer requests received through email and automates routine servicing activities, including booking requests, itinerary modifications, cancellations and ticket retrieval, improving response times, service consistency and operational efficiency.

These developments represent an important step in Yatra’s strategy of building an AI-native travel platform that combines proprietary enterprise data, intelligent automation and advanced AI models to deliver increasingly personalized travel experiences and scalable operating efficiencies.

RECAP (Receipt Capture and Processing)

In fiscal year 2025, Yatra launched a significant product innovation with the release of its Expense Management Solution, further strengthening its position as India’s largest corporate travel services provider. This launch aligns with our strategy to deliver comprehensive, end-to-end travel and expense solutions tailored for both domestic and international enterprises.

The new platform is designed to streamline and automate the entire expense lifecycle—covering both travel and non-travel expenditures—within a single, unified interface. It supports core corporate travel functions such as booking flights, hotels, and ground transportation, while also managing the expense submission, approval, and reimbursement process with high accuracy and efficiency.

Key technological differentiators of Yatra’s Expense Management Solution include:

●	GenAI-Powered Receipt Parsing: The platform leverages Large Language Models (LLMs) for dynamic and context-aware receipt analysis, offering substantial improvements in accuracy over conventional OCR systems.

●	AI-Powered Fraud Detection: The platform utilizes artificial intelligence to identify potentially fraudulent or duplicate expense claims through intelligent validation of receipts, anomaly detection and policy-based verification, strengthening corporate governance and compliance.

●	GenAI + RAG Chatbot Integration: A conversational AI assistant enables real-time support and guidance during the expense submission process, driving better adoption and fewer submission errors.

●	Advanced Rule Engine: Offers high configurability across geographies, employee roles, and expense categories, enabling customized enforcement of company policies through automated rule validation.

●	ERP Integration: Native compatibility with leading enterprise resource planning (ERP) systems allows seamless synchronization of financial data.

●	Analytics and Visualization: Power BI–driven dashboards provide granular insights into spending patterns, enabling data-backed financial planning and audit readiness.

●	Mobile Accessibility: The Android and iOS applications support core functions such as expense creation and approval, mileage tracking via GPS, UPI-based micro-payments, and automated generation of expense items from payment records.

●	Scalability and Reliability: The platform has undergone extensive load and stress testing to support up to 150 concurrent users submitting expenses in real time, ensuring robust performance at enterprise scale.

●	Compliance and Audit Tools: Features include expense audits, integration with Google APIs for mileage tracking, and support for expense splitting and conditional workflows.

This product launch marks a pivotal step in Yatra’s broader transformation from a transaction-based travel provider to a technology-driven corporate travel and expense platform, positioning Yatra for future growth in both domestic and global markets.

Mobile Applications

As smartphone penetration has grown in India, our mobile apps have become a critical component of our consumer offerings. We have multiple applications for a variety of consumer segments and services including:

●	Yatra: Our primary mobile interface to our core platform, which has been downloaded approximately 22.4 million times.

●	Yatra Corporate: A self-booking application for our business customers.

Since the launch of our mobile apps, we have experienced rapid growth in the traffic on our mobile platforms and as of fiscal year 2026, our mobile platforms accounted for approximately 71% of our total consumer visits.

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

Mobile Applications

Our mobile applications have been downloaded approximately 22.4 million times, as of March 31, 2026.

Through our Android and iOS mobile applications, customers can search, book and manage a wide range of travel services through a seamless digital experience. During fiscal year 2026, we continued to enhance our mobile platform with improved personalization, faster booking journeys and artificial intelligence-enabled capabilities that simplify travel discovery, booking and post-booking servicing. Our mobile applications remain an important customer engagement channel, enabling travelers to conveniently manage their trips.

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

Payment. After placing the order, the customer will be directed to the payment webpage. We offer customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. Customers can also reduce the purchase price of our travel products and services by using our coupons and travel vouchers. In order to simplify the booking process for customers, our websites and mobile applications do not require prior customer registration in order for the purchase to be completed. Electronic confirmations are sent to the customer’s e-mail addresses or mobile phones and the customer can use the itinerary management function on our websites to check the booking details as well as amend or cancel the bookings.

Travel Agent Network

Our travel agent network has access to Yatra’s customized portal, which allows them to offer their customers our various product and services. We believe this allows us in addressing the needs of a large and fragmented market of travel agents as well as in reaching customers in smaller markets, within the Tier 2 and Tier 3 cities. We have a wide network of travel agents of approximately 55,800 travel agents registered with us across almost all major cities in India, as of March 31, 2026.

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

We have invested in developing and promoting our brand, using a combination of online, offline, cross-marketing, social media, and other marketing initiatives. Traditional or offline channels include print, radio, television, mass media campaigns, and short messages as well as through our call centers. Online marketing includes search engine marketing and other innovative digital marketing tools, such as search engine monetization, viral marketing and online display banners; other advertising networks, including mobile advertising partners; search engine optimization and display advertising on websites along with e-mails. Social media marketing includes continuous engagement on social media platforms. Our presence in online social media enables us to grow and maintain engagement with our targeted customers. Our advertising and sales promotion expenses accounted for 37.4% of our Adjusted Margin in Fiscal 2026.

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

A Nielsen study ranked us second among all travel brands in India behind the MakeMyTrip-Goibibo group. Our total awareness score of 63 puts us well ahead of our Indian peers such as Cleartrip, Easemytrip and Ixigo.

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

Strengthening Market Presence and Consumer Trust

Over the past fiscal year, Yatra has made significant strides in expanding its digital reach, refining its user experience, and enhancing product offerings for both corporate and leisure travelers. The introduction of personalization features, simplified booking flows, and an improved mobile interface has resonated strongly with consumers. These developments have led to increased customer preference and loyalty, reinforcing Yatra’s position as one of India’s most trusted travel brands.

Innovation-Led Growth Across Segments

With a strong presence in both B2B and B2C travel markets, Yatra continues to redefine industry benchmarks by integrating AI-driven recommendation engines, intuitive booking systems, and real-time customer support infrastructure. The YouGov ranking serves as third-party validation of Yatra’s strategy to lead with innovation and customer satisfaction.

This recognition further solidifies Yatra’s reputation as a category leader in India’s travel ecosystem and supports its long-term strategy to deliver sustained growth, enhanced shareholder value, and superior customer outcomes.

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

Our products and services are organized primarily in the following segments: (i) airline tickets, which consists of the sale of airline tickets as well as airline tickets sold as part of the holiday packages; (ii) hotels and holiday packages (including MICE), which consists of standalone sales of hotel rooms as well as travel packages (which may include hotel rooms, cruises, travel insurance and visa processing); and (iii) other services, which consists of rail tickets, bus tickets, taxi rentals and ancillary value added services such as travel insurance, visa processing and tickets for activities and attractions.

Air Ticketing Business

The airline ticketing business is primarily targeted to domestic and international air passengers from India. We have access to real-time inventory either via GDS service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers, the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. We provide our customers with access to over 400 airlines for domestic and international travel. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air India, Air India Express, Akasa Air, IndiGo, SpiceJet, Vistara (now merged with Air India), Alliance Air, and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

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

During the year ended March 31, 2026, air passengers booking increased by 2.3% year over year and air gross bookings increased by 11.9% over the same fiscal year.

(1)	Data for flagship brand Yatra.com only.
(2)	Please refer to “Item 5. Operating and Financial Review and Prospects-Key Operating Metrics” for definitions and reconciliations of non-IFRS measures.

Hotels and Packages Business

Hotels

As of March 31, 2026, our customers can review and book accommodations at approximately 81,500 hotels and homestays in approximately 1,550 cities and towns in India as well as more than 2.9 million hotels around the world. In fiscal year 2026, more than 1.9 million standalone hotel room-nights were booked through our platforms.

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

Revenue from our Hotels business comprises of commissions and markups which are earned from the sale of standalone hotel rooms and are recognized on a net basis. In contrast, revenue from holiday packages (including MICE), which comprise of both hotel accommodations and airline tickets, are recognized on a gross basis.

Gross Bookings for our Hotels and Holiday Packages segment increased by 27.0% from fiscal year 2025 to fiscal year 2026, primarily driven by growth in hotel room-night sales. However, the recovery in holiday package sales remained subdued, reflecting ongoing constraints on international travel during a substantial portion of the fiscal year.

Yatra has one of India’s largest hotel inventory with approximately 81,500 properties on our platform, especially in the key “budget” category in Tier 2 and Tier 3 cities that matches Indian consumers’ preferences.

(1)	Management estimates, as of March 31, 2026.
(2)	Includes approximately 3,700 homestay accommodations.
(3)	Premium hotels include 4- and 5-star accommodations, mid-segment hotels include 3-star accommodations and budget hotels include all other accommodations (including homestay accommodations).

Holiday Packages (MICE)

Our holiday packages offerings consist of both fixed departure and customized holiday packages. Given our focus on the Indian middle-class consumers, many of whom are not seasoned travelers, our customers typically prefer booking holiday packages where most elements of their travel, including flights, hotels, sightseeing, transport, visa and insurance, are all taken care of. In addition, we provide end-to-end Meetings, Incentives, Conferences and Exhibitions (“MICE”) solutions to our corporate customers. Our MICE offerings cover event planning, group travel, accommodation, transportation, visa assistance, attendee engagement and on-ground execution across domestic and international destinations. We have approximately 850 holiday packages to destinations within India, Asia, Middle East, and Europe. We also opened our platform to third-party holiday packages sellers who can now sell alongside our own products through our platform, thereby offering our customers a wider choice of products. We also operate 7 franchisees within India offering regional presence along with our call center catering to demand across India.

Gross Bookings[1,2] (INR billion)
3
8
9
13
17
FY 22
FY 23
FY 24
FY 25
FY 26

Room nights booked[1,2] (In '000s)
1,016
1,753
1,692
1,663
1935
FY 22
FY 23
FY 24
FY 25
FY 26

Adjusted margin HnP[1,2] (INR million)
599
1,066
1,140
1,473
1,762
FY 22
FY 23
FY 24
FY 25
FY 26

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

Yatra Freight

Our end-to-end freight forwarding business (“Freight Forwarding Business”), which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. As on March 31, 2026, we have a team of approximately 24 seasoned freight and logistics industry professionals. The digital platform that we are building has the potential to scale up our business.

Yatra Prime

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

The strength of the brand is reflected in the fact that over 80% of our total traffic has come from direct and organic traffic (which are visitors who enter our website through unpaid search results without any intermediary) for fiscal year 2026. To further strengthen the brand, we have, from time to time, signed up some of India’s leading celebrities as our brand ambassadors in the past.

The strength of our brand has increased significantly over the years. Our mobile applications have been downloaded approximately 22.4 million times.

We incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions, which are detailed below:

	Year ended March 31
Description	2024	2025	2026
(amounts in thousands)	INR	INR	INR
Customer inducement and acquisition costs^	3,103,868	2,029,527	2,197,244
Marketing and sales promotion expenses^^	459,935	430,106	219,987
Total	3,563,803	2,459,633	2,417,231

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

Our Synergistic Multi-Channel Go to Market approach for Business and Leisure Travelers

We have designed a unique “go-to-market” strategy that is a mix of B2C and B2B. This comprehensive approach creates strong network effects resulting in significant cross-sell between business and leisure travelers, which we believe addresses the entire travel market in India. We are India’s second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024. (Source: Videc Report). We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities across business channels and our eCash program furthers customer loyalty across channels, builds a diversified customer base. These channels enable us to provide end-to-end travel solutions for passengers travelling domestically and internationally.

B2C Channel. Our B2C distribution channel commenced operations in 2006 and focuses on the growing Indian middle-class population and their increasing travel requirements and provides them with travel products and services through our websites and mobile applications. The largest category of customers for online travel agencies is the B2C segment, i.e., direct or retail customers, that use online platforms for bookings, who accounted for approximately 78% of the overall online travel agencies’ net revenue in fiscal year 2024. (Source: Videc Report).

B2B Channel. Our B2B channel includes corporate travel and our travel agent business.

Corporate Travel: Our corporate travel business commenced operations in 2013 and we provide an end-to-end software-as-a-service (“SaaS”) - based travel solution to corporates. Our corporate platform integrates with the corporate customers’ Enterprise Resource Information System (ERIS) and Enterprise Resource Planning (ERP) platforms and provides a one-stop-shop solution for all their travel needs. Our hybrid approach of a self-book model and onsite customer support allows our corporate customers to seamlessly enforce their travel policy at the system level to ensure better compliance and cost control and in addition also enables us to provide “high touch” service if required. We also utilize data and analytics to offer our corporate customers a personalized experience on our website and app. As of March 31, 2026, we had over 1,340 large corporate customers and approximately 60,750 registered

(*The 78% figure is based on a total $14.5 billion OTA market in 2024, where $3 billion is attributed to corporate travel through OTA/TMCs, thus remaining $ 11.5 billion will be non-corporate (“B2C”) travel.)

SME customers. The corporate  travel segment in the Indian TMC & OTA market is expected to grow at CAGR of 15% from 2024 to 2027 (Videc report).

We have further expanded our corporate travel go-to-market strategy beyond large enterprises to serve medium-sized enterprises through a combination of direct sales and digital onboarding. We have also strengthened our offerings through our MICE business and the launch of our integrated Expense Management Solution, enabling customers to manage travel booking, expense capture, approvals and reimbursements through a unified platform. We believe these initiatives strengthen customer engagement, increase wallet share and position us to address a broader portion of enterprise travel and expense spend

Travel Agents: This business segment helps us to reach customers in smaller markets (Tier 2 and Tier 3 cities) where Internet penetration has traditionally been lower. It provides additional scale to our business by leveraging our technology platform in order to cost-effectively aggregate consumer demand from travel agents located across India. As of March 31, 2026, we had approximately 55,800 travel agents registered with us across most major cities in India. Our network of travel agents has allowed us to expand our footprint and distribution network in India.

In addition to our travel agent network, we have expanded our distribution through API integrations with online and offline travel partners, extending our reach into Tier 2 and Tier 3 markets while generating incremental demand on our platform. We believe this distribution channel provides a scalable avenue for future growth, particularly as we continue to expand our hotel supply and drive greater adoption across this partner ecosystem.

Our distribution channels are supported by a hybrid platform, which is a combination of our websites, mobile applications, and network of travel agents across India as well as call centers. We have developed streamlined software across our distribution channels, which provides us with multiple points of contact for marketing additional travel products and services to existing customers.

Large and Loyal Customer Base

We have served approximately 16.2 million cumulative travel customers as of March 31, 2026, with approximately half of them having signed up for our eCash loyalty program. Our websites, and mobile applications have been designed to provide customers with flexibility in choosing travel options. We recorded a booking success rate of 98% on our websites and mobile applications in the B2C channel for domestic transactions in fiscal year 2026.

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

In our corporate travel business, we currently serve over 1,340 corporate customers, where our customer retention rate has remained consistently at approximately 97% from fiscal year 2021 through fiscal year 2026.

We think of our corporate business as a “platform” which provides us an opportunity to leverage our strong and long-standing relationship with our corporate customers to cross sell other products such as expense management and freight management.

Comprehensive Selection of Service and Product Offerings

Our comprehensive travel-related offerings are customized to the needs of both domestic and international travelers. We have aggregated a comprehensive travel-related inventory in India, which includes access to all major domestic and international airlines operating within India [Source: Industry Report] and a hotel network that includes approximately 81,500 domestic hotels and approximately 1,550 cities in India. In addition to airlines and hotels, we also provide our customers with access to holiday packages, buses, cabs, trains and other services such as visa facilitation, tours, sightseeing, shows, and events. This comprehensive selection of travel-related services makes us a “one-stop shop” for our customers’ business and leisure travel needs, thereby providing us with multiple points of contact with travelers allowing us to develop an ongoing repeat relationship with our customers.

We have one of the largest inventory of domestic hotels in India with approximately 81,500 properties on our platform and we act as a supplier to some of the largest global and domestic online travel and corporate travel management companies.

Integrated Technology Platform

Our integrated technology platform utilizes a multi cloud deployment, balancing fixed workloads across distributed data centers with cloud-based services. This n-tier, service-oriented architecture—built on Java, MySQL, MongoDB, Redis, Memcache, and jQuery—ensures horizontal scalability, high performance, and the flexibility to restore all site operations within six hours in the event of a location failure.

The infrastructure is certified to handle traffic spikes of up to 10x across our flights, hotels, holidays, bus, and rail platforms, with the capacity for potentially unlimited scaling via cloud service providers. These robust capabilities extend to our Freight and Business Travel Solution platforms. By leveraging and contributing to open-source technologies, we continue to drive innovation and cost-efficiency.

We leverage advanced AI capabilities—including agentic workflows, image recognition, sentiment analysis, and intelligent automation to deliver comprehensive and reliable solutions for our customers.

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

Our integrated platform approach provides us with a scalable, comprehensive, and consistent user experience across each of our three go-to-market channels. We believe that this approach drives user familiarity with our service and encourages repeat usage by our customers, which further enhances customer loyalty for our business. In addition, in order to further strengthen customer loyalty and provide an incentive to the employees of our corporate travel customers to transact with us as B2C customers, we operate our proprietary eCash loyalty program that enables travelers that book through our platform to accumulate and redeem points, where applicable. In India, majority of the airlines do not have a mileage program and similarly a large number of hotels do not offer a loyalty program. Our eCash loyalty program acts as a proxy and fills the loyalty gap that exists across product categories such as air travel and hotels. As of March 31, 2026, we had approximately thirteen million eCash registered users on our platform.

In-house Advanced Technology Infrastructure. We have a dedicated in-house technology team focused on developing a secure, advanced, and scalable technology infrastructure and software. We believe this has enabled us to better manage our product and service offerings and improve operating efficiencies by integrating our sales, delivery, and customer service functions. Our in-house technology team has enabled us to continuously strengthen our scalable technology infrastructure, support customer focused initiatives, introduce innovative services and solutions, and improve our product and service delivery, which we believe has enabled us to maintain high levels of customer satisfaction our grow our market share. As of March 31, 2026, our technology team included 159 employees with technology backgrounds and with domain expertise focused on evolving technologies focused on our various product and service verticals.

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

Our Growth Strategy

The key elements of our long-term growth strategy include:

Growth in the customer base using cost-effective technology solutions

We aim to expand our customer base by continuing to offer both business and leisure travelers a seamless, integrated technology platform that addresses their end-to-end travel requirements. Our corporate clients collectively employ over 9 million individuals, whom we consider part of a large and growing consumer segment with meaningful disposable income.

To capture this opportunity, we have launched a loyalty program designed to incentivize employees who book through our corporate travel platform to also use our B2C platform for their personal travel needs. This cross-utilization strategy allows us to acquire and engage customers in a cost-efficient manner while driving higher average revenue per user (ARPU).

(1)	Cumulative as of March 31, 2026; does not include data for travel agent businesses.

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

Our eCash program was launched in 2014 to reward customers for repeat purchases. Since its inception, approximately thirteen million customers have registered for our eCash program as of March 31, 2026. Customers accumulate eCash points on travel booked through us, and these points work as a currency that can be redeemed by customers during future bookings. Since the eCash program was launched, we have seen a significant impact of this program on our business. We plan to continue to use eCash program as an incentive to drive repeat rates from our B2C customers.

Further Strengthen our Focus on Corporate Business

As of March 31, 2026, we had over 1,340 large corporate customers and approximately 60,750 registered SME customers. Our corporate travel business commenced operations in 2013 and now provides an end-to-end SaaS-based travel solution to corporates. These services are currently closely integrated on the platform include travel and expense. Our SaaS platform allows us to onboard a new customer using our standardized product within a 3-week timeframe.

Deepen Customer Relationship: MICE and RECAP

We continue to deepen our relationships with enterprise customers by expanding the range of services offered through our platform. Since entering the MICE market in year 2024, we have become one of the leading corporate MICE service providers in India, with enterprises increasingly relying on our expertise to manage their end-to-end corporate events and travel requirements. During fiscal year 2026, we also launched our integrated expense management solution, RECAP, extending our offering beyond travel to help customers automate travel and non-travel expense management on a single platform. We believe these complementary offerings enhance customer engagement, increase integration into our customers’ workflows and strengthen long-term customer relationships.

Indian corporate travel market is expected to grow at a compound annual growth rate (“CAGR”) of approximately 11.1% from fiscal year 2024 to fiscal year 2027, reaching approximately US$20.3 billion in fiscal year 2027 from approximately US$14.8 billion in fiscal year 2024. (Videc report). We believe our leadership position in corporate travel, our integrated technology platform, and our speed to market in bringing customers onboard gives us a distinct advantage over the competition.

We launched a Freight Forwarding Business through Yatra Online Freight Services Private Limited (“Yatra Freight”-merged with Yatra India), our indirect subsidiary in October 2020, to further expand our corporate service offerings. We have existing supplier relationships with the airlines as a result of our B2C and B2B travel business and we also have corporate relationships with some of the largest pharma and manufacturing companies in India in our corporate travel business, who are also some of the biggest users of freight services. We intend to continue to leverage our corporate and supplier relationship to offer more solutions to our corporate clients. By leveraging Yatra Online’s robust relationship with air-carriers, Large Corporate and SME customers we will be able to provide a technology-enabled digital freight forward platform which will cover ocean freight, surface logistics and air Cargo.

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

Fuel Growth Through Innovative Acquisition Strategies

The acquisition of companies, intellectual property and talented individuals has been central to our growth strategy. In 2010, we acquired TSI and its subsidiaries in order to expand our travel agent business, particularly our international Air Ticketing Business for small and medium scale enterprises. In 2012, we acquired the Travelguru (merged with Yatra India) group of companies from Travelocity, which remain well-established hotel aggregators in India. Through this acquisition, we expanded our hotel business by establishing more direct hotel relationships in India and improved our inventory of affordable travel options. We have also leveraged our leading position in the Indian travel ecosystem to make several “acqui-hires,” including the teams from mGaadi and dudegenie, in order to grow our business. During the second quarter of fiscal year 2018 and fourth quarter of fiscal year 2019, we completed the acquisition of a majority stake in Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited – merged with Yatra India) and the corporate division of PL Worldways known as Travel.co.in Private Limited (merged with Yatra India), or “TCIL”, which further reinforced our leadership position in the B2B travel segment. We completed the acquisition of GAISL on September 11, 2024. The GAISL integration has led to delivering synergies in supplier consolidation, cross-selling opportunities, and our ability to offer seamless, tech-driven solutions to our growing client base.

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

Airlines

The airline ticketing business is primarily targeted to domestic and international air passengers from India. We have access to real-time inventory either via Global Distribution System (“GDS”) service providers such as Amadeus and Galileo or through a “direct-connect” to the airlines. We have relationships with all major airlines operating in India, domestic and international. The fares paid by our customers include a transaction fee and this, along with the “per-segment” earnings from the GDS providers and the commissions and volume-linked incentives from the airlines, forms the revenue accrued to us. Our relationships include all major full-service carriers and low-cost carriers. These include domestic carriers such as Air Asia, Air India, Air India Express, Go First, IndiGo, SpiceJet, Vistara (now merged with Airl India), and international airlines such as Air France-KLM, British Airways, Emirates, Etihad Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways and Qatar Airways, etc.

Hotels

We have a hotel network of approximately 81,500 hotels and approximately more than 1.9 million hotel room-nights were booked through our platforms in fiscal year 2026. We have a team responsible for supply side contracting, onboarding listed properties, and demand generation. We also have an extranet portal that hoteliers use to access and manage their inventory, rates, and promotions. Hoteliers also have an option to access the extranet via a Channel Manager API, an interface that lets hoteliers connect their software application to our extranet.

Freight Forwarding Business

In October 2020, we launched a new end-to-end freight forwarding business our “Freight Forwarding Business,” which connects companies with multi-modal logistics options. As we look towards digitizing the logistics space, our corporate travel relationships with both airline and enterprise executive management, together with our technology capabilities, give us a significant head start. As on March 31, 2026, we have a team of approximately 24 seasoned freight and logistics industry professionals. The digital platform that we are building has the potential to scale up our business.

Customer Service

We are dedicated to ensuring a superior user experience on our platform and a critical component of that is customer service. We provide customer support in all stages of our customers’ trips-before, during and after. Our “chat” system is an important means of communication between buyers and sellers, buyers and our customer service and sellers and our seller support. We monitor feedback from our customers using an in-house CRM system that helps to provide simple, tailor-made tools to provide rapid and effective support. We have approximately 141 employees in customer service, including supervisors, sales representatives, quality assurance and process control teams. There is a four-week induction and training program for our employees, which is managed by our in-house training team.

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

Technology and Data

Our common technology platform has been designed to deliver a high level of reliability, security, scalability, integration, and innovation. We utilize a cloud platform and on-premise data center with a hybrid setup and ability to scale into a public cloud on-demand, an active backup on a public cloud. Our systems and services are designed for full restoration within six hours in the event of a zone or location shutdown. The current infrastructure is certified to support a 10x traffic increase across our flight, hotel, holiday, bus, and rail platforms. Furthermore, we maintain the capability for unlimited scaling by leveraging our Cloud Service Provider’s elastic resources.

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

Security

We accept all major credit, debit cards and other payment instruments, including mobile wallets. PaySwift is a homegrown payment engine to ensure payments are safe and secure. We are PCI-DSS 3.2 compliant with SISA secure certification. We follow a two-factor authentication mechanism with the security features of the applicable card. Our critical data security practices include credit card data protection in a separate VLAN accessible only through authenticated APIs and are in an encrypted storage with the key broken into two different systems. We also use a risk engine, which is a third-party service, to validate and fraud check international credit cards.

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

Competition

The Indian travel industry is highly competitive. Our success depends upon our ability to compete effectively against numerous established and emerging competitors, including other online travel agencies, traditional offline travel companies, travel research companies, payment wallets, search engines, artificial intelligence chatbots, and meta search companies, both in India and abroad, such as Agoda Company Pte. Ltd., Akbar Travels, Booking.com B.V., Expedia Southeast Asia Pte. Ltd., MakeMyTrip Limited, Cleartrip Private Limited, Easy Trip Planners Limited, Thomas Cook India Limited, FCM Travel Solutions India Private Limited, GBT India Private Limited, CWT India Private Limited, MakeMyTrip (India) Pvt. Ltd. (including Ibibo Group), One 97 Communications Limited, Oravel Stays Ltd., Riya Travel and Tours (India) Private Limited and Le Travenues Technology Private Limited, and in each case including their affiliated and group entities. Our competitors may have significantly greater financial, marketing, personnel, and other resources than we have. Factors affecting our competitive success include price, availability of travel products, ability to package travel products across multiple suppliers, brand recognition, customer service and customer care, fees charged to customers, ease of use, accessibility, reliability, and innovation. If we are not able to compete effectively against our competitors, our business and results of operations may be adversely affected.

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

We may also face increased competition from new entrants in our industry. The travel industry is extremely dynamic and new channels of distribution in the travel industry may negatively affect our market share. Additional sources of competition include large companies that offer online travel services as one part of their business model, such as Alibaba Group Holding Ltd, as well as “daily deal” websites, or peer-to-peer inventory sources, such as Airbnb Inc., HomeAway.com and Oravel Stays Ltd. which provide home and apartment rentals as an alternative to hotel rooms. The growth of peer-to-peer inventory sources could affect the demand for our services in facilitating reservations at hotels.

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

We also face increasing competition from widely used search engines, such as Google. Search engines have grown in popularity and may offer comprehensive travel planning or shopping capabilities, which may drive more traffic directly to the websites of our suppliers or competitors. Efforts undertaken by search engines in appealing the customers by various travel products, as well as possible future developments in such offerings in travel sector, may change or undermine our ability to obtain prominent placement in paid or unpaid search results at a reasonable cost or at all.

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

Yatra India and its subsidiaries have registered the primary domain names, namely www.yatra.com, www.yatra.in, www.tsi-yatra.com, www.globeindia.in, www.tripsolutions.com, and www.travelguru.com, and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business primarily under the “Yatra” brand name and logo and have registered the trademarks under a couple of classes mainly in India. We have inter alia applied for trademark registration of the logos, and word marks for yatra.com in India and such applications are currently pending with the Registry of Trademarks. We have filed responses to objections raised by the Registry of Trademarks to certain of these applications. We have also filed oppositions with the Registry of Trademarks against certain trademarks in pursuance of the protection of our trademarks.

Employees

As of March 31, 2026, we had 1,584 employees. The following tables show a breakdown of our employees as of March 31 for the past three years by category of activity and geographic location.

	Number of Employees
	as of March 31,
Division/Function	2024	2025	2026
Executive Management	3	3	4
Product development	7	6	13
Sales and marketing	260	236	355
Technology development and technology support	126	136	159
Others (including operations, business development, administration, finance and accounting, legal and human resources)	872	1,071	1,053
Total	1,268	1,452	1,584

	Number of Employees as of March 31,
Location	2024	2025	2026
India	1,266	1,450	1,583
United States	1	1	-
Singapore	1	1	1
Total	1,268	1,452	1,584

None of our employees are represented by a labor union. We believe that our relations with our employees are good. As of March 31, 2026, we employed 201 temporary and contractual employees.

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

Yatra India has obtained registration from Ministry of Tourism to act as Domestic Tour Operator and Inbound Tour Operator which are valid until May 7, 2029, and May 7, 2029, respectively. Yatra India is also accredited with the International Air Transport Registration which is valid for 2026.

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

The FDI Policy issued by the Department of Industrial Policy and Promotion, Ministry of Commerce and Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder (“FEMA”) have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities and with respect to the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements currently include restrictions on pricing, valuation of shares and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India. India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, restrict us from lending to or borrowing from our Indian subsidiaries. Further the Government of India has from time to time made and may continue to make revisions to the FDI Policy on e-commerce in India (including in relation to business model and permitted services). Such changes may require us to make changes to our business in order to comply with Indian law.

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

Legal proceedings

TSI Yatra Private Limited (“TSI Yatra”), the indirect subsidiary of Yatra India was served a demand notice under the Insolvency and Bankruptcy Code, 2016 (“IBC”) by Ezeego One Travel and Tours Limited, through its Resolution Professional (“Ezeego”) demanding payment of unpaid operational debt of INR 148.69 million under the Bank Confirmation Agreement. TSI Yatra disputed the amount by stating that its books of accounts only reflect an outstanding amount of INR 40.32 million, which has not yet been paid due to the pending reconciliation of these accounts. In accordance with the provisions of the IBC, Ezeego filed a Company Petition seeking initiation of Corporate Insolvency Resolution Process (“CIRP”) against TSI Yatra before the National Company Law Tribunal, New Delhi (“NCLT”), for a default amounting to INR 219.77 million (including interest till date of filing). TSI Yatra had filed its response disputing the claims. The Hon’ble NCLT, by vide its order dated October 15, 2024 (“Impugned Order”), had admitted the Company Petition filed by Ezeego. TSI Yatra has filed an appeal against the said Impugned Order before the National Company Law Appellate Tribunal, New Delhi (“NCLAT”). The Hon’ble NCLAT, vide its order dated October 18, 2024, stayed the operation of the Impugned Order and directed TSI Yatra to deposit the admitted amount i.e. INR 40.32 million in favour of Registrar, NCLAT.

The parties entered into a settlement agreement dated November 19, 2025, under which TSI paid Ezeego INR 50.00 million as settlement amount and INR 0.63 million/- towards CIRP costs by demand drafts, in full and final settlement of the dispute before the NCLAT, subject to Ezeego withdrawing the IBC proceedings against TSI (“Settlement”). The NCLAT disposed of the appeal by directing: (i) refund of INR 40.32 million deposited under the Stay Order to TSI; (ii) the Interim Resolution Professional (“IRP”) to file an application under Section 12A of the IBC read with Regulation 30A of the IBBI (Insolvency Resolution Process for Corporate Persons) Regulations, 2016 (“Withdrawal Application”) for withdrawal of the CIRP; and (iii) that further CIRP steps be taken only after the NCLT decides the Withdrawal Application. Accordingly, the IRP filed the Withdrawal Application before the NCLT, seeking withdrawal of the CIRP and Company Petition. By order dated 15.12.2025, the NCLT allowed the application and permitted withdrawal of the Company Petition and CIRP.

Tax Matters Relating to Yatra India

Assessment Year 2020-21

In February 2024, the Income Tax department issued a notice for proceeding u/s 201 TDS matters. The issue was primarily on account of disallowance claimed under section 40(a)(ia) of income tax act. We submitted the requisite details and Order u/s 201 for AY 2020-21 dated 18.3.2026 and nil order is passed.

Assessment Year 2021-24

In February 2024, the Income Tax department issued a notice for proceeding u/s 201 this is for AY 2021-24 for TDS matters. Subsequently, the details were submitted with the department and no further communication from the department till now. The matter is still ongoing.

Assessment Year 2022-23

In November 2023, the Income Tax Department initiated Transfer Pricing proceedings under Section 92CA of the Income-tax Act, 1961. The Company submitted the requisite documentation in response to the notices on November 21, 2023, December 26, 2023, and May 21, 2024. On January 13, 2025, the Company received an order under Section 92CA(3) in its favor. A closure order was issued on the same date, reflecting a NIL tax demand. Accordingly, the Transfer Pricing proceedings stand concluded. Separately, the Department initiated assessment proceedings by issuing a notice under Section 142(1) on September 6, 2023. During the relevant fiscal year, the Company reimbursed INR 187.72 million to its Associated Enterprise (AE). In this context, the Assessing Officer (AO) examined the allowability of these expenses under Section 37(1) and the applicability and compliance of tax deduction at source (TDS) provisions under Section 40(a)(ia). The Company submitted its response on October 4, 2023. A subsequent notice under the same section was issued on November 11, 2024, to which the Company responded on December 17, 2024. On March 25, 2025, the authorities issued an assessment order under Section 143(3), disallowing the aforementioned reimbursement expense of INR 187.72 million. However, the corresponding demand notice issued under Section 156 reflected a NIL demand. The Company filed an appeal against the disallowance before the Commissioner of Income Tax (Appeals) [CIT(A)] on April 21, 2025. A response to the CIT(A) was filed on June 8, 2026, and the order is currently awaited. The assessment matter remains pending before the CIT(A).

Assessment Year 2023-24

The company received notice dated 13.12.2024 to Show Cause as to why prosecution proceedings u/s 276B and 278B should not be initiated against for delay in depositing of TDS of INR 112.3 million (since paid) for AY 2023-24. The company has filed reply on 19.07.2024 and 14.11.2024. Subsequently, department has issued notice u/s 279(1) on 06.01.2025 against which the reply has been filed on 13.01.2025 and there is no further update in the matter.

Assessment Year 2023-24

Assessment order passed dated 11.03.2026 for AY 2023-24 whereby total addition of INR 11.67 million was made raising the demand of INR 5.85 million under section 156. The addition was made by the officer on the notional interest income of INR 11.67 million on loan advanced to Adventure & Nature Network Private Limited. An appeal has been filed on 09.04.2026 before CIT(A) against the adjustment of INR 11.67 million made in the said order. The company has a strong case on merits and has filed an appeal against the order on April 09, 2026. A response to the CIT(A) was filed on April 30, 2026 and on June 8, 2026, and the order is currently awaited. The assessment matter remains pending before the CIT(A).

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-17

In June 2012, pursuant to an audit conducted by the service tax authorities, we received a notice from the service tax authorities for fiscal years 2007-11 in respect of certain matters which relate to the travel industry and involve a complex interpretation of Indian laws. We received similar notices for fiscal years 2011-12, 2012-13, 2013-14 and 2014-15 in December 2012, May 2014, April 2015, and April 2016, respectively. In November 2012, we filed a reply with the Commissioner of Service Tax for fiscal years 2007-11 and similarly filed an objection in April 2013 for fiscal year 2012, in February 2015 for fiscal year 2013, in May 2015 for fiscal year 2014 and in May 2016 for fiscal year 2015. We attended a personal hearing before the Commissioner of Central Excise in November 2015 for fiscal years 2007-13 and in September 2015 for fiscal year 2014. The aggregate value of the demand in these show cause notices is approximately INR 1,000 million, excluding interest and penalties if finally determined to be payable. We attended the personal hearing before the Principal Commissioner, Gurugram on November 29, 2017, in respect of show cause notices mentioned above. Further to such proceedings, on March 9, 2018, we received a notice from the Commissioner of Service Tax demanding a service tax of INR 983.2 million along with a penalty of INR 381.8 million plus interest at an appropriate rate as of February 2018. An appeal was filed before the Customs, Excise and Service Tax Appellate Tribunal (“CESTAT”) in June 2018.

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

The appeals were allowed in the favor of the company by the CESTAT Chandigarh by way of Final Order for the year starting 2007-17 dated 30.03.2026. On 09.07.2026 we received a refund order against the pre-deposit of INR 123.53 million (including interest).

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

On June 26, 2024, the order was pronounced, receiving the final order in the favor of the company and accordingly the pre-deposit amount of INR 63.94 million (including interest)

The department subsequently filed the appeal against the CESTAT order in Supreme Court of India which is yet to be disposed off.

Service Tax Intimation for audit of Fiscal Years 2012-13-2016-17

In September 2017, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from Fiscal Years 2012-13 to 2016-17. The required information was submitted to the concerned authorities.

In September 2020, pursuant to service tax audit initiated by the Central GST Audit Commissionerate, Gurugram, we received a notice from the tax authorities for fiscal years 2014-15 (from October 2014) to 2017-18 (to June 2017), demanding payment of service tax in respect of certain matters. The aggregate value of demand for the show cause notice was approximately INR 180.6 million (excluding interest and penalties if finally determined to be payable). We submitted our reply in January 2021. The matter was fixed for hearing on February 18, 2021. The personal hearing was attended through virtual mode, and we reiterated the submission made in our reply dated February 8, 2021, and pleaded for dropping the proceedings. There have been no further updates following the after personal hearing.

Service Tax refund Claim.

Refund claim of INR 3.91 million was filed in June 2018 and in response to the refund claim, a deficiency memo was issued by Assistant Commissioner, GST, Gurugram on August 8, 2018, asking for certain information. Yatra Online submitted some information vide reply dated January 23, 2019.

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

The Commissioner (Appeals) via an order dated February 12, 2021, has remanded back the matter for verification. Yatra Online through its authorized representatives subsequently approached the original authority for verification process. There has been no further update on this matter.

Goods and Services Tax Audit Demand Order-Fiscal Year 2019-20

For the fiscal year 2019-20, Yatra Online Limited underwent a Departmental GST Audit under Section 65 by the Haryana Tax Department, initiated via Form ADT-01 on January 11, 2024. Following the audit report issued on May 28, 2024, and multiple personal hearings through March 2026 where reconciliation for ITC claims and vehicle sales was provided, the department issued an adverse order on March 30, 2026, creating a total demand of 36.4 million (including interest and penalty). Maintaining strong merits regarding legitimate credit reversals and vehicle sale loss calculations, the company has been filed an official appeal on 28 Jun 2026 and has categorized the 36.4 million demand as a contingent liability.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2019-20

For the fiscal year 2019-20, Yatra Online Limited received an adverse demand order of 0.52 million from the Haryana GST Department under Section 16(2)(c) seeking recovery of Input Tax Credit due to non-payment of output tax by a vendor, Starcrest Service Private Limited. The company appealed against the demand order. The appellate order upheld the demand with the assurance that the amount would be refunded once the department recovers tax from the vendor. To prevent ongoing exposure, the company paid 0.52 million under protest via Form DRC-03 on March 22, 2025, and successfully secured departmental approval in September 2025 for an interest and penalty waiver, classifying the 0.52 million as a contingent liability.

Goods and Services Tax Show Cause and Notice -Fiscal Year 2020-21

For the fiscal year 2020-21, Yatra Online Limited received an ASMT-10 notice on October 15, 2024, from the Haryana GST Department, followed by Form DRC-01 proposing a demand of 119 million across multiple return discrepancies. After detailed reconciliations were filed, the department issued an order under Section 73 on February 27, 2025, substantially reducing the demand to 2.26 million (tax of 1.16 million, interest of 0.94 million, and penalty of 0.16 million). The company accepted the demand of Rs. 0.15 million and appealed in the appellate forum for the rest amount on May-25. The remaining amount has been categorized under the contingent.

Goods and Services Tax Show Cause and Demand Order-Fiscal Year 2021-22

For the fiscal year 2021-22, Yatra Online Limited received a DRC-01A notice on June 19, 2025, followed by a Show Cause Notice on September 4, 2025, from the Gujarat GST Department regarding output tax, late fees, and ineligible credit on motor vehicles and catering. The company paid accepted liabilities totaling 0.041 Million (comprising output tax, interest, and late fees) via Form DRC-03 on July 24, 2025, and submitted replies contesting the remaining issues. After the department passed an adverse order on March 12, 2026, demanding 3.76 million for hotel accommodation services credit, the company filed an official appeal on March 12, 2026 in the appellate forum, and classified the 3.76 million demand as a contingent liability.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2018-19

Yatra Online Limited received a DRC-01 notice from the Department of Goods and Service Tax (Gov. of Haryana) on June 24, 2025, concerning an input tax credit (ITC) transfer of 0.01 million passed on to Cemex Pharma, which was flagged as a non-existent firm for the fiscal year 2018-19. The company filed a formal reply on July 7, 2025, along with a DRC-03 submission. A penalty liability of 0.0069 was fully settled, leading management to classify the final resolution of this matter as probable to be dropped. Awaiting for the final order.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2024-25

The Department of Goods and Service Tax in Uttar Pradesh issued an ASMT-10 clarification notice to Yatra Online Limited regarding an alleged excess claim of input tax credit amounting to 1.26 million. The company submitted its comprehensive reply on April 28, 2025, explaining that the highlighted ITC mismatch was due to credits legitimately claimed in February 2025 for the operational period spanning April to October 2024. Backed by valid documentation, the company assesses the risk of any sustained demand as remote. Further no communication received from department.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2021-22

For the fiscal year 2021-22, Yatra Online Limited faced a multi-stage dispute in Karnataka that began with an offline ASMT-10 notice, moved to an online DRC-01A, and culminated in a Show Cause Notice (SCN) issued on September 30, 2025, involving an ITC discrepancy of 1.65 million. Although the company provided detailed evidence showing the credit was accounted for via a net-effect adjustment in the subsequent fiscal period, the department issued an adverse tax demand order in December 2025. The company subsequently filed an official appeal on March 25, 2026 in appellate forum, and has recorded the 1.65 million demand as a contingent liability.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2025-26

Yatra Online Limited received an ASMT-10 notice from the Uttar Pradesh GST authorities on August 19, 2025, concerning an alleged excess input tax credit claim of 0.1 million stemming from a GSTR-3B vs GSTR-2A mismatch for June 2025. A detailed response was filed on September 8, 2025, demonstrating that the disputed credit belonged to a previous period and was validly brought forward to the current period. The company is currently awaiting final drop orders from the Adjudicating Authority department, maintaining a remote risk classification.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2021-22

The Department of Goods and Service Tax in Bihar issued an offline SCN on September 4, 2025, to Yatra Online Limited regarding an excess ITC claim of 0.55 million for the 2021-22 financial year. The company submitted its rebuttal via email and physical channels on September 11, 2025, clarifying that the credit belonged to an earlier period and was fully legitimate. Because the statutory due date for the proper officer to pass an adjudication order has officially lapsed without further administrative action, the matter is categorized as remote.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2025-26

An ASMT-10 notice was served to Yatra Online Limited by the Uttar Pradesh GST department on September 9, 2025 for the period July-2025, raising inquiries over an excess ITC claim of 0.24 million. The company submitted a formal reply on September 30, 2025, providing a clear audit trail of the underlying transactions. Based on the legitimacy of the submissions, the company anticipates that the notice will be dropped upon final review, rendering the financial risk remote.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2021-22

In Assam, Yatra Online Limited received a DRC-01 SCN on September 29, 2025, concerning a 1 million variance in short-paid output liability and excess ITC for the 2021-22 fiscal year. The company filed its reply on October 31, 2025, followed by the submission of additional clarifying data on December 29, 2025, after attending three personal hearings. As the statutory limitation period for the department to issue a final order has since expired without communication, the matter is classified under remote risk.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2024-25

The Uttar Pradesh GST Adjudicating authorities issued a DRC-01A notice under Section 74 to Yatra Online Limited on October 16, 2025, demanding 28.68 million due to an alleged excess claim of ITC and output discrepancies arising from a field officer reporting the principal place of business as non-existent. The company filed a robust response on October 30, 2025, enclosing the formal physical verification survey report and a valid rent agreement to substantiate the active existence of their premises. The company maintains that the notice will be dropped, classifying the risk as remote.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2025-26

Yatra Online Limited was served an ASMT-10 notice for the period August-2025 on October 27, 2025, by the Uttar Pradesh tax department regarding an excess input tax credit claim of 0.23 million in August 2025. The company submitted its reply on November 9, 2025, proving that the credit belonged to the preceding fiscal year (2024-25) and was legally claimed within permitted statutory timelines. Consequently, the company has treated the potential exposure from this notice as remote.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Years 2024-25 and 2025-26

An offline SCN was issued to Yatra Online Limited by the Delhi GST department on October 28, 2025, alleging a cash shortfall in output liability payments amounting to 2.37 million across the 2024-25 and 2025-26 periods. The company submitted its physical representation to the department on December 18, 2025, detailing that the reduction in cash outlays was the direct result of adjusting valid, legally available portal ITC balances. Given that these adjustments conform fully to the law, the probability of an adverse outcome is classified as remote.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2025-26

The Uttar Pradesh GST authority served an ASMT-10 notice to Yatra Online Limited on December 9, 2025, contesting an excess ITC claim of 2.84 million (split equally at Rs.1.42 million each for CGST and SGST) during September 2025. The company’s reply outlined that the credit originated from a previous period and was correctly brought forward into the current month’s return. Backed by verified transaction ledgers, the matter is classified as a remote exposure.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2020-21

For the financial year 2020-21, Yatra Online Limited received a notice under form DRC-01A (Section 74) from the Department of Goods and Service Tax, Madhya Pradesh (Adjudicating Authority). The notice demanded clarification regarding an excess Input Tax Credit (ITC) claim identified through a comparison of GSTR-2A with GSTR-3B, amounting to 0.69 million. A formal reply was submitted on June 17, 2025. Following the submission, the matter was closed with a nil demand in July-2025, and the notice has been officially dropped.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2022-23

For the financial year 2022-23, Yatra Online Limited was served a DRC-01A notice by the Department of Goods and Service Tax, Madhya Pradesh. The notice called for clarification regarding an excess ITC claim arising from GSTR-2A and GSTR-3B discrepancies, totaling 0.29 million. The company filed its reply on June 17, 2025. The Adjudicating Authority subsequently dropped the notice in July-2025, closing the matter with a nil demand.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited received an ASMT-10 notice on July 15, 2025, from the Department of Goods and Service Tax, Maharashtra. The notice demanded clarification for a sum of 5.83 million due to short-paid outward liability, input liability, and ineligible ITC involving cancelled dealers. The company filed its reply on August 15, 2025, leading to the notice being entirely dropped with a nil demand on September 27, 2025.

Goods and Service Tax Show Cause Notice-Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited received a Show Cause Notice dated December 31, 2022, from the Department of Goods and Service Tax, Odisha. The department raised a demand of 0.60 million based on excess ITC claimed in GSTR-3B compared to GSTR-2A. The company submitted its reply and the requested documents on May 22, 2024. Following a personal hearing, the SCN was successfully dropped with a nil demand 10 Oct 2025.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited was served a DRC-01A notice on April 30, 2025, by the Department of Goods and Service Tax, Tamil Nadu. The notice flagged excess ITC claims, ineligible ITC, interest in late invoice reporting in GSTR-1, and late fees, totaling 1.06 million. A reply was submitted on May 15, 2025, clarifying that the ITC difference belonged to the prior period. The department later escalated the matter to a Show Cause Notice under DRC-01 on June 25, 2025. The company accepted and paid a minor late fee and interest portion of 0.01 million via DRC-03 on August 6, 2025, while contesting the remainder. Following additional document submissions was made in 06 Aug 2025, the Adjudicating Authority passed an order in December 2025 dropping the entire demand.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited received a DRC-01 notice on June 30, 2025, from the Department of Goods and Service Tax, Delhi. The authority demanded a clarification for 1.34 million based on short-paid outward liability, input liability, and ineligible ITC related to motor vehicles. The company filed a merit-based reply on July 21, 2025, proving that liability had already been settled and the ITC belonged to prior fiscal years. Following the submission of documents and a personal hearing, the final order was issued with a nil demand in 7 Nov 2025.

Goods and Service Tax Show Cause Notice-Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited issued an ASMT-10 notice in August 2025 by the Department of Goods and Service Tax, Uttar Pradesh due to output tax variances between GSTR-3B and GSTR-1, and ITC differences between GSTR-3B and GSTR-2A. A reply was submitted on September 8, 2025. The department subsequently dropped several items and issued a DRC-01 notice on September 22, 2025, narrowing the dispute down to a 0.04 million demand covering output tax, creditors beyond 180 days, expenses ITC, and other income. The base demand of 0.02 million was paid, and the department issued a final order imposing a penalty of 0.02 million, which has been paid to close the matter in 03-Dec-2025.

Goods and Service Tax Show Cause Notice-Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited received an ASMT-10 notice on August 20, 2025, from the Department of Goods and Service Tax, Tamil Nadu demanding 0.96 million due to missing details on credit notes and nil-rated supplies. The company filed an immediate reply on August 20, 2025. The department subsequently issued a Show Cause Notice on September 24, 2025. An online response was submitted on October 27, 2025, and following active communication and clarification with the officer, the entire demand was dropped via an order issued in December 2025.

Goods and Service Tax Show Cause Notice-Fiscal Year 2021-22

For the financial year 2021-22, Yatra Online Limited received a DRC-01 Show Cause Notice on September 30, 2025, from the Department of Goods and Service Tax, Government of Telangana. The authority alleged an excess ITC claim (1.48 million) and ineligible ITC (1.0 million) under Section 17(5) amounting to 2.48 million. The company filed its defense on October 30, 2025. Following communication and verification of the submitted proof, the officer passed an order with a nil demand, dropping all charges in Nov 2025.

Tax Matters Relating to Yatra TG Stays Private Limited (formerly known as D. V. Travels Guru Pvt. Ltd)

Assessment Year 2017-18

In September 2019, the Company received a notice from the Indian Income Tax authorities for scrutiny assessment for Assessment Year 2017-18. An assessment order under Section 143(3) was passed by the Department on December 25, 2019, wherein advertisement and sales promotion expenses and employees’ contribution to the Employees’ State Insurance Corporation (“ESIC”) amounting to INR 20 million were disallowed. The Company filed an appeal before the Commissioner of Income Tax (Appeals) under Section 246A against the said order on January 22, 2020. In January 2021, the Company applied under the Direct Tax Vivad se Vishwas Scheme (“VSVS”) to settle the tax dispute with the Department. The Company received an order for full and final settlement of the tax arrears under the relevant provisions of the Direct Tax VSVS Act, 2020 (3 of 2020) and the Direct Tax VSVS Rules, 2020, dated November 24, 2021. Accordingly, this matter stands concluded.

Separately, for the same Assessment Year, the Company received a demand notice of INR 0.86 million, wherein the Department stated that the refund had been received twice. The Company filed a rectification application under Section 154, as factually the refund was received only once and not twice as stated by the Assessing Officer (AO).

The rectification application is currently pending disposal. Based on the facts of the case, management believes that the Company has a strong case on merits and a favorable outcome is likely.

Assessment Year 2015-16

The assessment unit completed the proceedings on best judgement basis under section 144 of the Act and passed order dt. May 23, 2023, under section 147 and 144 of the Act, at an assessed at loss of Rs. 211.96m making an addition of excess claim of depreciation on Computer software amounting to Rs. 6.49m. Penalty proceedings were initiated by the Faceless Assessing officer for furnishing inaccurate particulars of its income. Subsequently, show cause notices were issued by Ld. AO for imposing penalty under section 271(1)(c) of the Act and thereafter, order u/s 271(1)(c) was passed by alleging that the Company has furnished inaccurate particulars of income to the extent of Rs.6.49m. Accordingly, penalty amounting to INR 1.95m being 100 percent of tax evaded is levied u/s.271(1)(c) of the Act. The company filed an appeal against the impugned order and detailed reply was filed with Indian Tax Authorities (CIT(A)) on 20 November 2024 the matter is yet to be disposed by CIT(A).

Service Tax Show Cause and Demand Notice-November 2005 to October 2006

In April 2011, we received a notice from the service tax authorities based on investigation carried out by the DGCEI for the period November 2005 to October 2006 in respect of admissibility of input credit. In November 2012, we filed a reply with the Commissioner of Service Tax. The value of demand for the show cause notice above was approximately INR 3.7 million (excluding interest and penalties if finally determined to be payable). A personal hearing on the matter was held on July 27, 2016, and we reiterated the submissions on the ground of appeal and also made additional written submissions. In August 2016, we received orders wherein the demand was confirmed by the Commissioner (Appeals). We filed an appeal against the order with the Customs, Excise and Service Tax Appellate Tribunal (CESTAT) in November 2016. The matter was listed before CESTAT, Mumbai on June 29, 2017. Tribunal after hearing the submissions of the parties was pleased to allow the Appeal by way of remand to adjudicating authority. The Bench directed the Authority to duly verify the receipt of services by the Appellant and allow credit on services, if found to have been received by the Company. The Adjudicating Authority was directed to complete the process of verification by December 31, 2017, and pass appropriate order. We by letter dated November 17, 2017, asked Asst. Commissioner for any information/details are required and extended our support to complete verification process in response of which we have received the letter from department dated December 22, 2017 that Asst Commissioner had no jurisdiction to adjudicate the said Order and hence has requested to approach the adjudicating authority as per Para 5 of circular 1049/37/2016-CX under F.No.267/40/2016-CX by virtue of which any cases remanded back for novo jurisdiction can be decided by the authority of the rank which passed the remanded order. On January 16, 2018, we filed 1 letter with the Additional Commissioner CGST requesting to complete the inquiry.

On December 24, 2018, we received the notice from the Superintendent CGST scheduling a personal hearing with the Joint Commissioner CGST on January 8, 2019. During the hearing, the officer requested a list of vendors along with their addresses for verification purposes. We provided the requested information on January 15, 2019. As of now, there has been no further communication from the Joint Commissioner’s office.

Matter was therefore remanded back by CESTAT to jurisdictional officers and is pending adjudication.

Service Tax Show Cause and Demand Notice-Fiscal Years 2007-11

In August 2011, following an audit by the service tax authorities, we were issued a notice pertaining to certain travel industry matters from fiscal years 2007-11, which involve a nuanced interpretation of Indian law. We responded to this in April 2012 and made an additional submission in July 2014. Subsequent to these proceedings, the Commissioner of Service Tax levied a demand for INR 237.6 million in service tax, accompanied by an equal penalty and additional interest at a specified rate. In response, we lodged an appeal against this order with the Customs, Excise, and Service Tax Appellate Tribunal (“CESTAT”) in January 2017.

Early Hearing petition was heard on April 5, 2024, and the matter was listed for final hearing on April 29, 2024

The case was subsequently adjourned to June 10, 2024, due to ongoing election.

On June 10, 2024, the hearing date was scheduled and on July 18, 2024, the order was pronounced, receiving the final order in the favor of the company.

We filed the refund application for the pre-deposit amount of INR 17.82m. On July 10, 2025, the company received the refund order of INR 17.82 million along with applicable interest of INR 9.06 million. On 21.08.2025 we received a refund against the pre-deposit of INR 26.88 million (including interest)

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2022-23

Yatra TG Stays Private Limited received an ASMT-10 notice from the Karnataka GST adjudicating department on October 28, 2025, regarding a short payment of output liability totaling 1.6 million. Upon internal reconciliation, the company accepted a minor tax shortfall of 0.02 million, which promptly settled along with interest through Form DRC-03 on November 14, 2025. The remaining contested balance of 0.13 million is considered legally defensible. A reply was filed on November 11, 2025 and has been classified as remote. No further communication received from department.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2023-24

Yatra TG Stays Private Limited received an ASMT-10 notice on January 9, 2026, from the Puducherry GST department regarding an output liability variance of 0.2 million. The company filed a clarification on January 23, 2026, showing that the discrepancy was purely an artifact of a reporting format adjustment for Section 9(5) e-commerce platform supplies handled for unregistered entities. The case holds a remote risk classification as no tax evasion took place. No further communication received from department.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2022-23

The Puducherry GST department issued an ASMT-10 notice on January 9, 2026, to Yatra TG Stays Private Limited concerning an output liability difference of 0.2 million for FY 2022-23. The company filed its reply on January 23, 2026, explaining that the reporting variance occurred when Section 9(5) supplies were legally transitioned from the standard B2C tables to Table 3.1.1 from July 2022 onward. The matter is expected to be closed without any demand, maintaining a remote status. No further communication received from department.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2023-24

Yatra TG Stays Private Limited was served an ASMT-10 notice by the Maharashtra GST authorities on January 13, 2026, highlighting a 0.25 million discrepancy linked to output liabilities and ITC from cancelled suppliers. A formal defense was submitted on February 13, 2026, proving that the discrepancy was caused by an amendment in Form GSTR-1 and that the transactions involved place-of-supply rules outside of Maharashtra, meaning no local ITC was ever claimed. The company has classified the matter as remote. No further communication received from department.

Goods and Service Tax Audit Notice-Fiscal Year 2022-23

The Maharashtra GST department initiated a statutory audit under Section 65 for the fiscal year 2022-23 against Yatra TG Stays Private Limited, issuing a notice on January 5, 2026, to request full financial ledgers and tax return summaries. The company successfully compiled and shared its primary documents with the audit officer on January 30, 2026. The company submitted the required documents to Adjudicating Authority on 21 May 2026, the company anticipates smooth closure, keeping the risk classification remote.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2021-22

For the financial year 2021-22, Yatra TG Stays Private Limited received a DRC-01A notice from the Department of Goods and Service Tax, Madhya Pradesh. The case pertained to a short payment of output liability identified in a GSTR-1 vs GSTR-3B comparison, carrying a tax impact of 0.01 million. The company accepted the demand of 0.005 million, which was subsequently paid along with a self-calculated interest of 0.002 million each under CGST and SGST (totaling 0.008 million) via DRC-03 on July 28, 2025. A formal reply was filed on the same day, and the notice was officially closed and dropped with a nil remaining demand on October 9, 2025.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2022-23

For the financial year 2022-23, Yatra TG Stays Private Limited was issued a DRC-01A notice by the Department of Goods and Service Tax, Madhya Pradesh. The notice requested clarification on a short payment of output liability from a GSTR-1 and GSTR-3B reconciliation, totaling 0.04 million. A response was submitted on June 19, 2025, and after reviewing the clarification, the authority dropped the notice with a nil demand on October 9, 2025.

Goods and Service Show Cause and Demand Notice -Fiscal Year 2023-24

For the financial year 2023-24, Yatra TG Stays Private Limited faced a DRC-01A notice from the Department of Goods and Service Tax, Madhya Pradesh. The dispute related to a short payment of output liability based on GSTR-1 vs GSTR-3B discrepancies, amounting to 0.07 million. The company filed its reply on June 19, 2025, resulting in the notice being successfully dropped with a nil demand on October 9, 2025.

Goods and Service Tax TCS Audit Notice-Fiscal Year 2021-22 to 2024-25

For the multi-year block spanning FY 2021-22 to FY 2024-25 (with the audit spanning data from FY 2020-21 to FY 2023-24), Yatra TG Stays Private Limited issued an audit notice on December 18, 2025, by the Dehradun Audit Circle-1, Uttarakhand. The department initiated an audit concerning TCS details, profit & loss accounts, audit reports, ITRs, and return commissions. The company progressively submitted the required details on December 24, December 29, January 2, January 6, and January 8, 2026. The department has requested further detailed reports regarding cancelled dealers and late fee confirmations, Company submitted the requisite documents in Feb’26 & the matter has been dropped in Mar’26.

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

Department has filed an appeal sanctioned refund amount of INR 73.87 million on the grounds that it is not substantiated that service tax refund is not hit by unjust enrichment. Further, it is not clear whether the service tax liability was pertaining to Kolkata service tax registration or Mumbai service tax registration and few other re-conciliation issues between financials and service tax return. In our view, to filing the appeal, the department has gone beyond the SCN and has raised grounds which were not raised at original adjudication stage. Further, documents submitted on record have not been considered while filing an appeal. The company is in the process of filing a reply and would do the same before hearing on May 15, 2024. A favorable order in the above matter of INR 73.87 million has been received in this case.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2020-21

For the fiscal year 2020-21, Yatra Hotel Solutions Private Limited (Desiya) received a notice on November 29, 2024, from the Maharashtra GST Department regarding excess Input Tax Credit claims. The company submitted responses and attended personal hearings on February 21, 2025, showing that the credit pertained to FY 2019-20 claimed in FY 2020-21; nevertheless, the department issued a demand order on February 27, 2025, totaling 1.22 million (tax of 0.61 million, interest of 0.54 million, and penalty of 0.06 million). The company subsequently filed an official appeal in May 2025 at appellate authority and has recorded the 1.22 million demand as a contingent liability.

Goods and Services Tax Summon-Fiscal Years 2018-19 to 2022-23

For the fiscal years 2018-19 through 2022-23, Yatra Hotel Solutions Private Limited (Desiya) received an offline summon notice from the DGGI Zonal Unit, Gurugram and Maharashtra GST Department requesting clarification on Input Tax Credit availment across multiple years. The company submitted written requests for adjournment on December 16, 2024, and May 30, 2025, clarifying that the credit discrepancies related to prior periods. Pending further official communication or formal demand from the authority, the company maintains that the matter will be dropped as company submitted the documents in Mar’26 and considers the financial risk remote.

Goods and Services Tax Show Cause and Demand Notice - Fiscal Year 2021-22

For the fiscal year 2021-22, Yatra Hotel Solutions Private Limited (Desiya) faced an Input Tax Credit dispute in Maharashtra originating from Form ASMT-10 issued on February 10, 2025, which culminated in a Show Cause Notice and an adverse demand order in Form DRC-07 issued in December 2025 for 3.66 million. Although the company provided detailed evidence and attended personal hearings showing that the credit related to prior-year intercompany transactions validly claimed under Section 16(2), the officer sustained the demand. The company filed an official appeal before the Commissioner (Appeals) on March 30, 2026, and has recorded the 36.62 lakhs demand as a contingent liability.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2021-22 to 2024-25

Covering the multi-year period from FY 2021-22 to FY 2024-25, Yatra Hotel Solutions Private Limited (Desiya) received a DRC-01 Show Cause Notice and subsequent reminder from the Department of Goods and Service Tax, Andhra Pradesh on September 27, 2025, and October 31, 2025. The matter involved a short payment of output liability totaling 0.03 million excluding interest. The company requested an adjournment to file its response on November 12, 2025. Ultimately, an order was passed raising a final demand of 0.04 million, which the company paid in full via DRC-03 to close the matter.

Tax Matters Relating to TSI Yatra Private Limited

Assessment Year 2016-17

In September 2017, Indian income tax authorities issued us a notice regarding tax deduction at source for the assessment year 2016-17, requesting specific details by September 27, 2017. We promptly complied and submitted the necessary information.

The following month, in October 2017, the tax authorities sent another notice pertaining to the 2016-17 assessment year. This notice imposed a penalty of INR 0.76 million for our failure to withhold taxes. A hearing was scheduled for October 24, 2017, during which we were instructed to provide additional information. We furnished the requested details and have not heard back from the authorities since then.

Assessment Year 2018-19

In March 2021, the Income Tax Authorities issued us a notice under section 142(1) requesting details and clarification on a “share based payment expense” totaling INR 9.3 million. We promptly provided the requested response.

Subsequently, in April 2021, the authorities passed an order under section 143(3), disallowing this expense. As a result, we faced a tax and penalty imposition totaling approximately INR 0.4 million, accompanied by a demand notice under section 156 and a show-cause notice under section 270A. In response, we filed an appeal with the Commissioner of Income Tax (Appeal) on May 12, 2021.

On October 9, 2024, we received notice from CIT(A) against which the reply was filed on October 16, 2024.. We submitted the reply to the Commissioner of Income Tax (Appeal), Delhi, on October 16, 2024, in response to the notice issued on October 9, 2024. Subsequently, the company received order u/s 250 dated January 3, 2025, which was not in our favor. We have filed an appeal with ITAT against the said order on March 04, 2025 which is yet to be disposed off and the matter is being heard.

Assessment Year 2016-17

An order under section 201/201(1A) dated March 31, 2022 was passed, regarding the delay in furnishing the TDS certificate in form 16/16A within the time limit raising a demand of 1.31 million. The department initiated the proceedings under section 272A(2)(g). On March 27, 2023, the department issued the penalty order in continuation to the above proceeding under section 272A(2)(g). Against the above order, TSI filed the reply on November 1, 2023. However, the response made by TSI was not acceptable to the department.

The appeal against the order was submitted to CIT(A), though after the due date, accompanied by a condonation application for the delay.On 9.12.2025 complete submission was made to CIT(A) and we are awaiting the final order.

Assessment Year 2022-23

The Company filed its income tax return for AY 2022-23 by declaring an income of 30.00 million. The return of income was processed u/s 154 read with section 143(1) of the Act at an income of 83.42 million with a demand of 16.42 million. Subsequently, the income tax assessment unit completed the proceedings & passed order under section 143(3) read with section 144B of the Act, at an assessed income of 179.2 million and raised a demand of 47.78 million.. Prima facie, the authorities while making the above addition, have compared the closing ledger balances with the information reported in Company’s AIS report i.e. the amount of transactions in the financial year 2021-22 as reported by the suppliers has been compared with the closing balance as outstanding their ledger accounts. This mechanism adopted by the income tax authorities is incorrect at the first place itself and that the addition made pursuant to the same are liable to be deleted. Being aggrieved with the impugned order, the Company filed appeal on 20 April 2024 Detailed reply with Indian Tax Authorities CIT(A) was additionally filed on May 19, 2025. Final order from CIT(A) is awaited.

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

The appeals were allowed by the CESTAT Chandigarh by way of Final Order dated for the years starting 2007-12 30.03.2026. We have received the refund order dated 16.07.2026 against the pre-deposit of INR 1.96 million (including interest).

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

Our request for an expedited hearing was approved by CESTAT on May 20, 2019, at the behest of the department, setting the stage for a conclusive discussion. However, the scheduled hearing for August 9, 2019 was postponed. While the CESTAT Chandigarh bench planned to convene in January 2020, the agenda remained unreleased to the public and the hearing could not take place.

The matter was heard in April 2024 and later on August 21, 2024. We have received the closure order on December 20, 2024 in the favor of the company and the refund of base amount of INR 17.4 million along with the applicable interest thereon of INR 7.99m dated July 08 2025.

The Department has filed an appeal before the Punjab & Haryana High Court against the order of the CESTAT dated 20.12.2024. The matter was listed before a Division Bench of the High Court on 19.01.2026. The High Court has issued notice only on the Application for delay in filing the appeal and the application for delay in re-filing of the Appeal after curing defects. The matter was listed on 26.02.2026 but was not taken up on that date. It was again listed on 13.07.2026.However the matter was not taken up on 13.07.2026 the matter has now been kept for hearing on 08.10.2026.

Service tax refund

Refund claim of INR 2.54 million was filed in June 2018 and in response to the refund claim, a deficiency memo was issued by Assistant Commissioner, GST, Gurugram on August 8, 2018 asking for certain information. TSI Yatra submitted requisite information vide reply dated January 23, 2019.

However refund claim was rejected on the grounds of non-submission of information within a reasonable time from the date of issuance of deficiency memo. This rejection order was not received by TSI Yatra and only after multiple follow ups TSI Yatra was provided with the copy of it in September 2020.

Accordingly, appeal was filed before Commissioner (Appeals) on November 2, 2020 and personal hearing was granted on December 09, 2020. TSI Yatra submitted the additional information sought by the officer pursuant to such hearing.

The Commissioner (Appeals) vide order dated February 12, 2021 has remanded back the matter for verification. TSI Yatra through its authorized representatives has now approached the original authority for verification process. The matter is yet to be closed.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2018-19

For the fiscal year 2018-19, TSI Yatra Private Limited faced a multi-issue dispute in Haryana starting with a Show Cause Notice on December 26, 2023, alleging an initial demand of 36.8 million primarily due to GSTR-2A versus GSTR-3B mismatches. Following the company’s reply on February 23, 2024, the department issued an order under Section 73 on April 25, 2024, determining an excess claim demand of 4.24 million based on non-submission of supplier certificates and allegations against a supplier. TSI Yatra filed an appeal on July 23, 2024, and recording the 4.24 million demand as a contingent liability.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2019-20

For the fiscal year 2019-20, TSI Yatra Private Limited faced a demand of 0.12 million from the Haryana GST Department under Section 16(2)(c) relating to supplier non-payment of output tax by Starcrest Service Private Limited. The appellate authority maintained the demand subject to future tax recovery from the vendor, prompting TSI Yatra to pay the 0.12 million under protest via Form DRC-03 on March 22, 2025. Following a hearing in Gurugram, the company received departmental approval in September 2025 for a waiver of interest and penalty, and continues to record the 0.12 million demand as a contingent liability.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2017-18

For the fiscal year 2017-18, TSI Yatra Private Limited received a Show Cause Notice on August 4, 2024, from the Haryana GST Department alleging short-paid output tax in GSTR-3B. Although the company demonstrated that the tax liability of 1.75 million had been settled in December 2019 via Form DRC-03, the department issued an order in Form DRC-07 on January 14, 2025, dropping the tax demand but confirming an interest liability of 0.63 million. After an application under the GST amnesty scheme was rejected on November 20, 2025, the company filed an official appeal on February 26, 2026, and recorded the 0.63 million demand as a contingent liability.

Goods and Services Tax Show Cause Notice -Fiscal Year 2020-21

For the fiscal year 2020-21, TSI Yatra Private Limited received an offline DRC-01A notice dated October 17, 2024, from the Punjab GST Department alleging excess Input Tax Credit availment of 0.60 million between GSTR-3B and GSTR-2A. The company submitted a written reply on November 6, 2024, demonstrating that the credit pertained to FY 2019-20 and was validly claimed in FY 2020-21. With no subsequent Show Cause Notice or order issued and the statutory period under Section 73 having expired on February 28, 2025, the proceeding is time-barred, and the company has categorized the 0.60 million exposure as remote.

Goods and Services Tax Show Cause Notice -Fiscal Year 2024-25

For the fiscal year 2024-25, TSI Yatra Private Limited received a scrutiny notice in Form ASMT-10 on December 18, 2024, from the Uttar Pradesh GST Department regarding an Input Tax Credit discrepancy of 0.01 million. The company submitted its response on January 18, 2025, explaining that the credit pertained to September 2024 and was properly claimed in October 2024. Confident that the clarification and supporting documents satisfy statutory requirements, the company anticipates the notice will be dropped and has classified the exposure as remote.

Goods and Services Tax Show Cause Notice -Fiscal Year 2024-25

For the fiscal year 2024-25, TSI Yatra Private Limited received a scrutiny notice in Form ASMT-10 from the Uttar Pradesh GST Department concerning an Input Tax Credit variance of 0.01 million for the month of November 2024. Due to technical limitations on the online GST portal preventing direct response submission, There has been no further communication from the department since then and has categorized the potential liability as remote.

Goods and Services Tax Show Cause Notice -Fiscal Year 2024-25

For the fiscal year 2024-25, TSI Yatra Private Limited received a scrutiny notice in Form ASMT-10 from the Uttar Pradesh GST Department regarding an excess Input Tax Credit claim of 0.01 million for December 2024. The company filed an official reply on March 28, 2025, clarifying that the credit originated from prior tax periods and was validly claimed in December 2024. Expecting the notice to be dropped following document review, the company has recorded the matter as a remote liability.

Goods and Services Tax Show Cause Notice -Fiscal Year 2024-25

For the fiscal year 2024-25, TSI Yatra Private Limited received a scrutiny notice in Form ASMT-10 from the Uttar Pradesh GST Department regarding an Input Tax Credit variance of 0.01 million for January 2025. The company filed its online response on April 10, 2025, clarifying that the credit related to prior months (October through December 2024) and was legitimately claimed in January 2025. Given the validity of the credit claim, the company expects the notice to be dropped and has categorized the exposure as remote.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The company received Show cause notice in November 2024 following ASMT-10 & DRC-01A, from department of Goods and Service Tax, Karnataka, raising a demand of tax Rs.0.93m, interest Rs.0.77m, and penalty Rs. 0.11m. The company filed its response on December 26, 2024, explaining the differences in output tax and input tax and justifying that there was no requirement to reverse the ITC. A personal hearing was attended by the consultant in February 2025. An additional reply was submitted along with Form DRC-03 on February 21, 2025, with a payment of Rs.0.060m. Supporting documents were also furnished during hearing and in additional response. After submitting all documents, payments and hearings, the matter was closed in April 2025 with nil demand.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

TSI Yatra Private Limited received a Show Cause Notice for FY 2020-21 on November 28, 2024, from the Department of Goods and Service Tax, Uttar Pradesh, seeking clarification regarding differences in credit notes and an alleged excess claim of Input Tax Credit (ITC). The company filed its detailed response on December 28, 2024. Following a personal hearing and the submission of supporting records, the Adjudicating Authority issued an order on February 22, 2025, raising a total demand of 0.07 million (comprising 0.03m in tax, 0.02m in interest, and 0.02m in penalty). The company fully paid this demand on June 24, 2025, successfully bringing the matter to a complete close.

Goods and Service Tax Show Cause Notice-Fiscal Years 2020-21

The Department of Goods and Service Tax, Haryana, issued notices dated October 15, 2024, requesting clarification of variations in output and input taxes, ineligible ITC claims, outstanding trade payables, and other income details. TSI Yatra Private Limited submitted its formal reply on December 27, 2024, along with relevant details, and attended 7 to 8 personal hearings to deliberate the points with the tax officer. After evaluating the submissions, the Adjudicating Authority dropped several points and issued a final demand order on February 26, 2025, for 0.59 million. The company discharged this demand in full on June 27, 2025 and received the Nil demand order in 30 Jun 2025, thereby concluding the proceedings with no further liability pending.

Tax Matters Relating to Yatra Corporate Hotel Solutions Private Limited (formerly known as Intech Hotel Solutions Private Limited)

Assessment Year 2014-15

In July 2016, the Indian Income Tax authorities issued a notice for scrutiny assessment pertaining to Assessment Year 2014-15. The Company promptly provided all requested information. In December 2016, the Company received an assessment order wherein an addition of income amounting to INR 7.8 million was made. Of this, an amount of INR 2.5 million remains under dispute. The assessment order also resulted in a demand of INR 0.9 million. In the same month, the Company filed an appeal before the Commissioner of Income Tax (Appeals). Subsequently, a penalty notice under Section 271(1)(c) was issued on June 6, 2017. The Company responded with the necessary submissions and clarifications. In March 2019, the Commissioner of Income Tax (Appeals) partly allowed the appeal. Aggrieved by the partial relief granted, the Company filed a further appeal before the Income Tax Appellate Tribunal (ITAT) on June 6, 2019, in respect of the disputed amount of INR 2.5 million. As of the reporting date, the matter is pending before the ITAT and the hearing date is awaited.

Assessment Year 2016-17

In August 2017, we were issued a notice by the Indian income tax authorities for complete scrutiny and furnish information electronically on or before August 22, 2017. The required information was submitted with the department. In December 2018, we received assessment order making upward addition of INR 7.0 million. An appeal was filed before CIT(A) in January 2019.

On 30 June 2025 additional submission in the appeal matter were made. We are now awaiting the final order.

Assessment Year 2018-19

In November 2020, we were issued a notice by the Indian income tax authorities that required us to furnish information electronically on or before December 1, 2020. The required information was submitted to the department. The Assessment order is still pending from the concerned authorities.

In January 2022, we have received assessment order dated Sep 17, 2021, towards recovery of demand. A demand of INR 74.40 million was raised and we submitted our reply on January 9, 2022. We also filed an appeal against the matter in CIT(A) in February 2022.

On November 30, 2022, we were issued an order on the application of stay of demand against a payment of 10% of the total demand in 6 equal installments so that the payment towards the balance amount can be stayed. The Company adhered to the payment schedule.

The company received order u/s 250 dated 28.03.2025 from CIT(A) which is in our favour and matter was remanded back to the AO for the fresh adjudication.The company filed the detailed response to the AO on 23.03.2026.

Service Tax Intimation for audit of fiscal Years 2015-16 - 2017-18 (up to June, 2017)

In January 2021, we received an intimation issued from the Office of the Commissioner of GST Audit Gurugram for conducting service tax audit from fiscal Years 2015-16 to 2017-18. The required information has been submitted to the concerned authorities.

During the course of verification of our records and returns, by the Audit team from the office of Audit Commissionerate CGST & CX Audit, it was determined that certain CENVAT credit was incorrectly availed by the Company. We agreed to the points raised during verification/scrutiny and deposited the said amount of CENVAT credit of INR 0.01 million along with interest and penalty of INR 0.01 million vide DRC-03, Dt. 23 Mar’2021. A final order yet to be received from the authorities however the matter can be treated as closed as the liability has been duly discharged by the Company.

Goods and Service Tax Show Cause and Demand Notice-Fiscal Year 2019-20

Yatra Corporate Hotel Solutions Private Limited received a DRC-01 SCN under Section 74 from the Haryana GST authorities on September 29, 2025, alleging short payment of output tax liabilities and excess ITC usage totaling 2.12 million. The company submitted its response on October 29, 2025, and attended two personal hearings in March 2026, demonstrating that the output liability was previously adjusted and reported in Form GSTR-9C for FY 2017-18. Despite these defenses, the department issued a demand order on March 28, 2026, prompting the company has been filed an appeal on 28 Jun 2026. hence, classifying the 21.2 million as a contingent liability.

Goods and Service Tax Show Cause and Demand Notice -Fiscal Year 2020-21

For the financial year 2020-21, Yatra Corporate Hotel Solutions Limited received a DRC-01A notice under Section 74 from the Department of Goods and Service Tax, Madhya Pradesh regarding the short payment of output liability when comparing GSTR-1 against GSTR-3B. To resolve the dispute efficiently, the company filed a reply on July 12, 2025, and paid the demand along with interest and penalties totaling 0.003 million via DRC-03. The order was formally closed by the authority on October 9, 2025.

Tax Matters Relating to Yatra for Business Private Limited (formerly known as Air Travel Bureau Private Limited)

Assessment Year 2018-19

In September 2019, we were issued a notice by the Indian income tax authorities for scrutiny, and we were requested to furnish information electronically on or before September 26, 2019. We filed the required documents with the income tax authorities. We received further questionnaire in December 2020 and January 2021. All the required details were submitted. In February 2021, we received orders under section 143(3) raising demand of INR 8.4 million. An appeal was filed before Commissioner of Income Tax (Appeals) in March 2021. We have received order u/s 250 dated September 16, 2025. However, since the demand was created most likely due to technical glitches in CPC was found to be needless, the AO was directed to delete the same and grant relief to the company as a result the order received in favor of the company. No further action is pending from Company in this matter.

Assessment FY 2018-19 to FY 2020-21

Notice was issued by Investigation Wing seeking certain details from FY 2018-19 to FY 2020-21 regarding Credit cards usage pertaining to the company, Computation of Income, Balance Sheet and Nature of Business Activity. Response to the notice was filed on September 5, 2024, October 3, 2024 and October 14, 2024 manually before the department. No further notice or query received from the officers post our submission.

Assessment Year 2022-23

The Assessment Unit of the NATIONAL FACELESS APPEAL CENTRE (NFAC) issued an assessment order dated March 27, 2024, along with a demand notice under section 144, for an amount of 527.62m. We filed a stay of demand on June 20, 2024 and subsequently appealed to Commissioner of Income-tax (Appeals) on June 19, 2024.

Detailed response was filed on May 22 2026 & May 30 2026 and the matter is yet to be disposed off.

Assessment Year 2024-25

The Assessment Unit of the NATIONAL FACELESS APPEAL CENTRE (NFAC) issued an assessment order dated 10.03.2026, along with a demand notice under section 156 for an amount of 7.58 million.

On April 09 2026 we filed an appeal against the CIT(A) which is yet to be disposed off.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2017-18 to 2020-21

For the fiscal years 2017-18 through 2020-21 (up to December 2020), Yatra for Business Private Limited faced an input tax credit reconciliation dispute with the Superintendent of Central Tax, Preventive Section, Karnataka South Commissionerate. Following statement recording on September 13, 2021, the company voluntarily deposited 10.92 million on September 26, 2021, covering tax liability and applicable interest. However, the department issued a Show Cause Notice under Section 74 of the CGST Act on September 29, 2022, demanding a 25% penalty, and subsequently issued an adverse order in Form DRC-07 creating a total demand of 11.7 million (comprising 5.16 million in interest and 6.58 million in penalty). The company filed an official appeal on April 28, 2025, contesting the time-barred invoking of Section 74, and has recorded the 11.7 million demand as a contingent liability.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2017-18

For the fiscal year 2017-18, Yatra for Business Private Limited received a scrutiny notice on September 13, 2022, from the Deputy Commissioner of Central Goods and Service Tax, Division-III, Mumbai Central, alleging excess Input Tax Credit claimed in Form GSTR-3B compared to Form GSTR-2A. Although the company paid the core tax liability of 11.6 million on November 29, 2022, and filed updated responses, the department improperly invoked Section 74 instead of Section 73 and issued an adverse demand order totaling 24.1 million (comprising IGST of 1.39 million, CGST of 11.4 million, and SGST of 11.4 million towards interest and penalty). The company subsequently filed an appeal on May 1, 2025, and has classified the entire 24.1 million demand as a contingent liability. The appeal has been rejected by GST officer in June 2026. Now the company is planning to file an appeal in GSTAT.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2020-21

For the fiscal year 2020-21, Yatra for Business Private Limited received a notice dated September 7, 2022 (received September 13, 2022) from the Deputy Commissioner of Central Goods and Service Tax, Division-III, Mumbai Central, alleging an Input Tax Credit mismatch between GSTR-3B and GSTR-2A involving 3.43 million. The company filed an offline reply on November 14, 2022, clarifying that the actual discrepancy was only 0.92 million stemming from an excess tax deposit adjustment. Because the department initiated no further action and the statutory time limit for issuing an order under Section 73 lapsed on February 28, 2025, the notice is now time-barred, and the company has categorized the liability as remote.

Goods and Services Tax A Show Cause and Demand Notice -Fiscal Year 2017-18

For the fiscal year 2017-18, Yatra for Business Private Limited engaged in a dispute with the Department of Goods and Service Tax, Telangana, originating from GSTR-1 and GSTR-3B mismatches. After receiving an order in Form DRC-07 on December 31, 2023, raising a final liability of 0.53 million (excluding interest), the company accepted one issue and paid 0.13 million (via Form PMT-06). The company appealed the remaining issues regarding late fees (which were already paid at the time of return filing) and output tax variance. With personal hearings scheduled for April 8, 2026, the company has recorded 0.13 million as a provision and the remaining 0.40 million as a contingent liability.

Goods and Services Show Cause and Demand Notice -Fiscal Year 2017-18

For the fiscal year 2017-18, Yatra for Business Private Limited received Show Cause Notice No. 13/2023-24 AC-DIV5 from the Bangalore Adjudicating Authority concerning mismatches between GSTR-1, GSTR-3B, and GSTR-2A. Despite submitting comprehensive reconciliations and written responses, the department issued an adverse order in Form DRC-07 raising a total demand of 16.6 million (split equally as 8.30 million in tax and 8.30 million in penalty) under Section 74. The company filed an appeal on May 1, 2025, contending that the notice was time-barred and lacked grounds for fraud allegations, and has classified the 16.6 million demand as a contingent liability.

Goods and Services Tax Show Cause Notice -Fiscal Year 2020-21

For the fiscal year 2020-21, Yatra for Business Private Limited received an offline ASMT-10 notice on September 25, 2024, from the Delhi GST Department regarding output tax discrepancies (0.02 million) and Input Tax Credit claims (6.47 million). Following written clarifications and submissions, the department issued Form DRC-01 on November 19, 2024, with a reduced demand of 6.47 million. The company accepted the output tax liability of 0.02 million while providing Table 8A reconciliations for the remaining ITC. The company has recorded 0.02 million as a provision and the remaining 6.47 million as a remote liability while awaiting final departmental resolution.

Goods and Services Tax Show Cause and Demand Notice -Fiscal Year 2017-18

For the fiscal year 2017-18, Yatra for Business Private Limited faced an improper reopening of a settled matter by the Haryana GST Department, which issued a fresh order in Form DRC-07 creating a demand of 5.01 million despite a favorable order having been passed on December 21, 2023. Because the fresh order was legally unsustainable and stemmed from a clerical error, the company filed an online rectification application on November 4, 2025. Following multiple physical hearings before the adjudicating authority, the rectification order is currently awaited, and the company has categorized the exposure as remote.

Goods and Service Tax Audit Notice-Fiscal Year 2021-22

For the financial year 2021-22, Yatra for Business Private Limited underwent a TCS audit by the Department of Goods and Service Tax, Maharashtra. Following initial documentation requests in June/July 2025 and an application to change the audit location, the department issued a notice on August 29, 2025, highlighting discrepancies between the portal’s TCS details and the emailed data, raising an observation of 5.2 million. Following a personal hearing on September 4, 2025, detailed replies were submitted on September 6 and 8. The company filed a DRC-03 for an accepted interest amount of 0.001 million under Para-6, and the officer dropped the remaining demand.

Goods and Service Tax Show Cause Notice-Fiscal Year 2021-22

For the financial year 2021-22, Yatra for Business Private Limited was served an ASMT-10 notice on August 22, 2025, by the Department of Goods and Service Tax, Tamil Nadu. The notice sought validation on whether credit notes shown in GSTR-1 were appropriately reversed by recipients. A reply was submitted on September 20, 2025. The department later escalated the matter into a Show Cause Notice on September 25, 2025, adding a penalty. The company filed an adjournment request on October 9, 2025, and upon submitting the required documents concerning nil-rated supplies and credit notes, the demand was successfully dropped.

Tax Matters Relating to Yatra Online Freight Services Private Limited

Assessment Year 2022-23

The Company filed its income tax return for Assessment Year (AY) 2022–23 declaring a loss of INR 106m. However, the assessment was completed on a best judgment basis under Section 143(3) read with Section 144B of the Income-tax Act, 1961. An order dated 24th March 2024 was passed, assessing the income at ₹712.66 million and raising a demand of ₹236.49 million.

The primary reason for the addition of income was the non-reconciliation between turnover reported in the audited financial statements and that reported on the GST portal. Aggrieved by the assessment order, the Company filed an appeal with CIT(A) on April 20, 2024.

Further submissions were made on December 18 2025 and the matter is yet to be disposed off.

Assessment Year 2024-25

The case was selected for scrutiny under CASS. Accordingly, notice u/s 143(2) was issued on June 24 2025 and was duly served upon. The submission of the company was perused and same was placed on record. Based on facts of case, material available on record and submission of the company the income declared by the company in the return of income filed was accepted. Nil order was received by the company on February 26 2026.

Tax Matters Relating to Globe All India Services Limited

Service Tax matter

The Company has received a service tax demand order amounting to INR 3.6 million (including penalty) pertaining to alleged non-disclosure of taxable turnover and related discrepancies in ST-3 returns for the period from April 2016 to March 2017. The Order-in-Original dated 29 October 2024 was upheld by the Commissioner (Appeals) vide order dated 9 May 2024, against which the Company has filed a further appeal before CESTAT, which is currently pending adjudication. As part of the appeal process, the Company has deposited the prescribed pre-deposit amounts.

The matter primarily relates to factual issues concerning the reporting of turnover in ST-3 returns, including classification and disclosure of turnover, and management believes that the relevant turnover has been appropriately accounted for in the books and the related tax liability, where applicable, has been discharged. The Company is in a position to substantiate its contentions through supporting records and documentation. Considering the status of the litigation, the nature of the issues involved, and the uncertainty surrounding the ultimate outcome of the appeal, the company has disclosed this as contingent liability.

Goods and Service Tax Mumbai

The Company received a GST demand of INR 8.3 million for FY 2019-20 arising primarily from differences between GSTR-1 and GSTR-3B, mismatch relating to input tax credit, interest liability, and ITC reversal. The demand includes a tax component of INR 7.5 million and penalty of INR .75 million. The Company has filed an appeal against the order and deposited the statutory pre-deposit amount of INR .75 million, and the appeal remains pending adjudication.

The principal issue relates to a discrepancy between GSTR-1 and GSTR-3B returns, which arisen due to technical limitations in the GST portal whereby credit notes exceeding the value of outward supplies could not be appropriately reflected in GSTR-3B, although the same were duly disclosed in GSTR-1. Management believes that the underlying transactions have been correctly recorded and that the related tax liability has been appropriately discharged. The Company has also provided supporting documentation to substantiate its position before the appellate authorities.

Considering the factual nature of the matter, the documentation available, and the uncertainty associated with the outcome of the ongoing appellate proceedings, the company has disclosed this as contingent liability.

Goods and Service Tax Delhi

The Company has received a GST demand aggregating to INR 2.1 million. The demand primarily relates to (i) alleged short payment of tax due to differences between GSTR-09/GSTR-01 and GSTR-3B, (ii) alleged availment of ineligible input tax credit, (iii) denial of input tax credit pertaining to suppliers whose GST registrations were cancelled retrospectively, and (iv) consequential interest and penalty. The Company has submitted its response and supporting documents before the authorities requesting withdrawal of the proceedings.

The principal component of the demand appears to arisen from reconciliation differences between annual return disclosures and liabilities reported in GSTR-3B, including adjustments that could not be reflected in the manner alleged by the department. Management has represented that the transactions have been appropriately recorded in the books of account and that no tax liability remains unpaid. Further, with respect to the disputed input tax credit, management has stated that the credits relate to business purposes and has furnished supporting documentation in support of its claim.

While certain aspects of the matter, particularly those relating to suppliers whose GST registrations were cancelled retrospectively, remain dependent on verification of compliance by the respective suppliers, the Company believes that it has reasonable grounds to defend its position. Accordingly, considering the nature of the issues involved, and the current stage of the proceedings, the company has disclosed this as contingent liability.

C. Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our significant subsidiaries:

Organization Structure as on March 31, 2026

* Certain Terrapin Acquisition Corp.’s founder stockholders own Class F shares in Yatra Online and have an exchange right to acquire ordinary shares of Yatra Online.

** Public Shareholders hold 37.34% of outstanding Equity Shares of Yatra India.

D. Property, Plants and Equipment

Our primary facility is our principal executive office located in Gurgaon, India. We have leased approximately 98,548, square feet facilities across 11 cities, including approximately 54,599 square feet in Gurgaon, approximately 8,200 square feet in Mumbai, approximately 8,650 square feet in Bangalore approximately 2,700 square feet in Chennai, approximately 600 square feet in Delhi, approximately 10,423 square feet in Kolkata, and 2,100 square feet in Pune.

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

Overview

Yatra is a leading, full-service online travel company in India and one of the most well-recognized travel brands in the country, addressing the needs of both leisure and business travelers. We are India’s largest independent corporate travel services provider and one of the leading consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 16.2 million travelers that have booked their travel through us as of March 31, 2026. We have one of the largest number of hotel and accommodation tie-ups amongst key OTA players of over 2.9 million tie-ups, as of March 31, 2026.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays, and other accommodations, with approximately 81,500 hotels and homestays in approximately 1,550 cities and towns across India and more than 2.9 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 850 holiday packages.

We believe India is one of the world’s largest and fastest growing economies, with a large middle class, increasing disposable income and a rapidly growing online consumer segment. As per the Reserve Bank of India, India’s GDP growth came in at 7.6% for fiscal year 2026 versus 6.5. % for fiscal year 2025 and 8.2% in fiscal year 2024. The Reserve Bank of India is forecasting GDP growth of 6.9% for fiscal year 2027. Given the size and growth dynamics of the India travel market, we have strategically focused both on the corporate and consumer markets. We are the leading corporate travel service provider in India with over 1,340 large corporate customers and approximately 60,750 registered small and medium-sized (“SME”) customers as of March 31, 2026 and the second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024. (Videc report),

To address this large market opportunity and drive the growth of our consumer business, which is our key focus, we operate through two go-to-market strategies: business to consumer (“B2C”) and business to business (“B2B”) which includes business-to-enterprise and business-to-agents. We believe that the combination of our B2C and B2B channels enable us to target India’s most frequent and high spending travelers, namely, educated urban consumers, in a cost-effective manner. In addition, our travel agent network provides additional scale to our business by leveraging our integrated technology platform in order to aggregate consumer demand from approximately 55,800 travel agents in approximately 1,400 cities across India as of March 31, 2026.

We generate revenue through three main lines of business: (1) Air Ticketing, (2) Hotels and Packages (including MICE) and (3) Other Services. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, business to business to consumer (“B2B2C”) travel agents and corporate client implants. Sales in our Hotels and Packages (including MICE) Business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and call centers. We also generate revenue through sales of travel vouchers and coupons, advertising from third parties, including advertisements on our websites by facilitating access to travel insurance, and through online sale of bus tickets, rail and cab services and other ancillary travel services.

In our Air Ticketing Business, revenue from airline ticket sales, encompassing commissions, incentives, and fees, is recognized on a net basis. Airline incentives are accounted for once the performance criteria stipulated in the incentive plans are met or are anticipated to be met by the close of respective fiscal years.

In our Hotels and Packages (including MICE) Business, revenue from hotel reservations, including commissions and incentives, is recognized on a net basis. Revenue from tours and packages, including revenue on airline tickets sold to customers as a part of tours and packages, is accounted for on a gross basis as we are determined to be the primary obligor in the arrangement as the risks and responsibilities are taken by us, including the responsibility for delivery of services. The cost of delivering such services includes the cost of hotel, airlines and package services and is disclosed as service cost.

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

Recent Developments

1.

Strategic Partnership with Kanoo Travel: On July 13, 2026, we, together with our wholly owned subsidiary, Yatra Middle East LLC, entered into a memorandum of understanding with Kanoo Global Travel Holding Limited and Yusuf Bin Ahmed Kanoo (Holdings) Co. B.S.C. (Closed) for a strategic technology arrangement in the Middle East. Under the arrangement, Kanoo Travel is expected to deploy our integrated enterprise travel and expense management platform, encompassing travel booking, policy management, expense management, automation and analytics. The partnership also includes the establishment of a Kanoo Travel Global Operations Centre to provide 24x7 multilingual operational support alongside Kanoo Travel’s customer-facing teams across the region. We believe this collaboration demonstrates the scalability of our enterprise technology platform and operational capabilities, while extending our presence into the Middle East through a strategic technology-led partnership

2.

On August 12, 2024, the Board of Directors of Yatra India had approved a Composite Scheme of Amalgamation (“Scheme”) involving Yatra India and its six wholly-owned subsidiaries. The Mumbai Bench of the NCLT, through its final order dated October 14, 2025 (“Order”), had approved and sanctioned the Scheme with the appointed date of the amalgamation being April 01, 2024 and Scheme became effective on December 01, 2025 i.e. date of filing of the certified true copy of the Order with the Registrar of Companies, Mumbai.

3.	On April 15, 2025, we had received a letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying us that, for the period from March 3, 2025 to April 14, 2025, our ordinary shares had not maintained a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”) pursuant to Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), we had been provided an initial period of 180 calendar days, or until October 13, 2025 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. Subsequently, on August 26, 2025, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market, Inc. notifying the us that we had regained compliance with the NASDAQ Capital Market’s minimum bid price continued listing requirement. The letter noted that for last 11 consecutive business days, from August 11, 2025 through August 25, 2025, the closing bid price of the Company’s Ordinary Shares had been at $1.00 per share or greater. Accordingly, we had regained compliance with Listing Rule 5550(a)(2) and NASDAQ considered the matter closed.

4.	During the quarter ended 30 June 2025, Yatra India had received queries from SEBI in respect of utilization of IPO proceeds. Deposit/Advances aggregating INR 3,391.44 million given for airline tickets and hotel bookings till June 30, 2024 were considered as utilization of proceeds of IPO under the object of Investment in Customer acquisition and Retention, Technology and other Organic Growth initiative in the manner specified in the offer Document. These Deposit/advances were given under ordinary course of business prevalent in the industry sector in which the Group operates. Such classification was based on legal opinion obtained by the Yatra India on which the previous auditors had relied upon for issuing their reports on the manner of utilization of proceeds of IPO till aforesaid date. Yatra India had responded to queries received from the National Stock Exchange and the Securities and Exchange Board of India (SEBI) regarding utilization of IPO proceeds paid till June 30, 2024. During the current quarter the Yatra India received further queries/clarification from SEBI and responses were duly submitted on December 26, 2025. Based on Independent legal opinions obtained, management believes that aforesaid classification of utilization is in accordance with the Object Clause of the offer Document complying with applicable regulations.

5.	On February 17, 2026, THCL, our wholly owned subsidiary of Yatra Online, Inc. (the “Company”), sold 2,833,000 Equity Shares of Yatra India, representing approximately 1.8% of Yatra India’s outstanding share capital, in open market transactions (the “Share Sale”). The proceeds from the Share Sale are intended to fund legal and compliance expenses of THCL.

6.	On November 24, 2025, Mr. Shringi had resigned as Chief Executive Officer of Yatra India, and the Company (the “Resignation”). In connection with the resignation, Mr. Shringi entered into a mutual release and settlement agreement with the Company (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Mr. Shringi serves as the Chairman of the Board of Directors of Yatra India and continue as a Whole-Time Director of Yatra India and a director of the Company. Siddhartha Gupta was appointed as the Group Chief Executive Officer and director of Yatra India, effective as of November 25, 2025 and the Company, effective as of November 24, 2025.

7.	On June 25, 2026, we received a letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying us that, for the period from May 12, 2026 to June 24, 2026, our ordinary shares had not maintained Minimum Bid Price Requirement pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of our ordinary shares from The Nasdaq Capital Market. In accordance with the Compliance Period Rule, we have been provided an initial period of 180 calendar days, or until the Compliance Date, to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for our ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, as required under the Compliance Period Rule, the Staff will provide written notification to us that we comply with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If we do not regain compliance with the Minimum Bid Price Requirement by December 23, 2026, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and we would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary. However, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement, maintain compliance with any of the other Nasdaq continued listing requirements. or secure a second period of 180 days to regain compliance.

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

	Year ended March 31
	2024	2025	2026
Gross Bookings
Air Ticketing	64,950,106	55,272,782	61,874,829
Hotels and Packages (including MICE)	8,758,863	13,053,414	16,577,646
Other Services	2,239,056	2,583,970	2,083,348
Total	75,948,025	70,910,166	80,535,823

Adjusted Margin

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure. We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our audited consolidated financial results prepared in accordance with IFRS Accounting Standards. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The Chief Operating Decision Maker (CODM) uses adjusted margin to assess segment profitability and in deciding how to allocate resources and in assessing performance.

For further description of our segments, see Note 5 to our 2026 Consolidated Financial Statements.

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Margin, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages (including MICE)			Other Services
Amount in INR thousands except %	2024	2025	2026	2024	2025	2026	2024	2025	2026
Revenue	1,729,305	1,925,254	2,449,428	1,693,962	5,138,044	6,775,312	160,531	320,165	314,438
Add.Customer promotional expenses	2,773,118	1,662,928	1,923,230	312,206	350,741	260,059	18,544	15,858	13,956
Service cost	-	-	-	(866,039)	(4,016,080)	(5,273,474)	-	(22,966)	-
Adjusted Margin	4,502,423	3,588,182	4,372,658	1,140,129	1,472,705	1,761,897	179,075	313,057	328,394

Adjusted Margin %

Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings and represents the commissions, fees, incentive payments and other amounts earned in our business. We follow adjusted margin trends closely across our various lines of business to gain insight into the performance of our various businesses.

The following table sets forth the Gross Bookings, Adjusted Margin and Adjusted Margin % for our Air Ticketing Business and our Hotels and Packages Business for the fiscal years indicated:

	Fiscal Year ended March 31,
	2024	2025	2026
Figures in thousands
Quantitative details*
Air Passengers	6,945	5,268	5,394
Hotel room nights	1,692	1,663	1,935
Holiday packages passengers travelled	24	61	91
Amount in INR thousands except %
Gross Bookings**
Air Ticketing	64,950,106	55,272,782	61,874,829
Hotels and Packages (including MICE)	8,758,863	13,053,414	16,577,646
Other Services	2,239,056	2,583,970	2,083,348
Total	75,948,025	70,910,166	80,535,823
Adjusted Margin***
Air Ticketing	4,502,423	3,588,182	4,372,658
Hotels and Packages (including MICE)	1,140,129	1,472,706	1,761,897
Other Services****	179,075	313,057	328,394
Others	708,461	680,015	581,410
Adjusted Margin %
Air Ticketing	6.9%	6.5%	7.1%
Hotels and Packages (including MICE)	13.0%	11.3%	10.6%
Other Services	8.0%	12.1%	15.8%

* Quantitative details are considered on a gross basis.

**Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

***As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure. We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our audited consolidated financial results prepared in accordance with IFRS Accounting Standards. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

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

Changes in Our Business Mix and Net Margins. We generate revenue primarily through two main lines of business: (1) Air Ticketing Business and (2) Hotels and Packages Business (including MICE). Income from the sale of Airline Tickets, including commission, incentives and fees, is recognized on a net basis. In our Hotels and Packages Business, income from hotel reservations, including commissions and incentives, is recognized on a net basis and income from package (MICE) including commission, incentives and fees is recognized on gross basis. Our Hotels and Packages Business has historically yielded higher margins than our Air Ticketing Business. In Fiscal years of 2024, 2025 and 2026, we generated 77.3% 66.8% and 66.7% of our Adjusted Margin from our Air Ticketing Business, 19.6%, 27.4% and 27.3% of our Adjusted Margin from our Hotels and Packages Business, respectively. Our net margin from Hotels and Packages Business in fiscal years 2024, 2025 and 2026 were 13.0%, 11.3% and 10.6% and our net margin from Air Ticketing Business in fiscal years 2024, 2025 and 2026 were 6.9%, 6.5% and 7.1%. We believe that as a result of the fragmented nature of the Hotels and Packages Business, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by macroeconomic factors noted above, such as fuel costs and consolidation in the airline industry. We seek to maximize margins across both our Hotels and Packages Business and our Air Ticketing Business through improvements in supplier economics, expansion of direct supplier relationships, technology-led operating efficiencies and disciplined pricing. The margin profile of each business is influenced by competitive dynamics, supplier arrangements, customer acquisition costs and broader market conditions. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the Hotels and Packages Business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

Cost Efficiently Attracting New B2C Customers Through the B2E Channel and Expansion of Customer Base. Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ approximately 9 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost-effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

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

Inorganic Growth through Strategic Acquisitions. In addition to the organic growth of our operations, we have a track record of inorganic growth through strategic acquisitions that supplement our business verticals. In 2010, we acquired TSI Yatra Private Limited in order to expand our B2B2C business, particularly our international Air Ticketing Business for SME’s. Pursuant to share purchase agreement dated June 27, 2012, we acquired 100% stake in Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited from TG India Holdings Company and Travelocity.com Private Limited. Further, pursuant to share purchase agreement dated July 20, 2017, as amended, our Company acquired 100% stake in Yatra For Business Private Limited. Our Company has also acquired 100% stake in Travel.Co.In Private Limited (formerly known as Travel.Co.In Limited), pursuant to share purchase agreement dated February 8, 2019 and acquired, the corporate travel business of PL Worldways, which further reinforced our leadership position in the B2E travel segment. On September 02, 2024, Yatra India, had entered into the Share Purchase Agreement (SPA) to acquire all of the issued and paid-up equity share capital of GAISL from the seller and completed the closing conditions to the SPA on September 11, 2024 solidifying its position further into the B2E travel segment.

On June 19, 2024, Yatra India had acquired an additional 49% of the issued and paid-up equity share capital of ANN. Yatra India currently holds 99% of the issued and paid-up equity share capital (on a fully diluted basis) of ANN. We expect to continue making acquisitions and entering into new business ventures or initiatives as part of our strategy. We believe that the effect of our acquisitions and the consolidation of the acquired entity’s financial results in our consolidated financial statements will strengthen our financial performance. Given the fragmented nature of the travel industry, there exist opportunities for consolidation. Our successful and timely integration of such acquisitions will enable us to capture relevant synergies both from a technological and bottom-line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

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

Corporate laws including Companies Act, 2013 read with rules made thereunder, Foreign Exchange Management Act, 1999 read with rules and regulations made thereunder, SEBI Act, 1992 read with rules and regulations made thereunder are also evolving over time with specific focus on enhanced corporate governance requirements, ESG disclosures, comprehensive regulatory reporting and disclosures frameworks, and stricter insider trading norms.

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

Our reportable segments are: (1) Air Ticketing, (2) Hotels and Packages (including MICE)and (3) Other Services. Our reportable segments are determined based on how our chief operating decision maker reviews our business, regularly assesses information, and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the Company is our chief executive officer.

For further description of our segments, see Note 5 to our 2026 Consolidated Financial Statements.

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

Hotels and Packages (including MICE). Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis.

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

Other Operating Expenses

Other operating expenses primarily consist of, among other things, commission and distribution expenses, charges by payment gateway providers, rental costs and other utilities, legal and professional fees, traveling and conveyance, communication costs, provision for trade and other receivables and advance and other sundry expenses.

Depreciation and Amortization

Depreciation consists primarily of depreciation expenses recorded on property, plant and equipment, such as computers and peripherals, furniture and fixtures, leasehold improvements, office equipment and vehicles. Amortization expenses consists primarily of amortization recorded on intangible assets such as computer software and websites and other acquired intangible assets such as agent/supplier relationships, trademarks, and amortization of right of use assets include premises and other equipment’s taken on lease by the company.

Finance Income and Expenses

Finance income majorly comprises of unwinding of other financial assets using effective interest method, foreign exchange gain and interest income on term deposits.

Finance expenses majorly comprise of bank charges, interest expenses on borrowings and Interest on lease liability profit/(loss).

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

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 2, Significant Accounting Policies,” to our 2026 Consolidated Financial Statements.

Basis of Preparation

The 2026 Consolidated Financial Statements have been prepared in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board (IFRS). The accounting policies have been consistently applied by the Group for all fiscal years presented in these financial statements.

The 2026 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit/(loss).

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit/ (loss) and other comprehensive income/(loss) once the services are rendered. This is generally the case (1) on issuance of ticket in case of sale of airline tickets (2) on date of hotel booking and (3) on the date of completion of outbound and inbound tours and packages.

The application of our revenue recognition policies and a description of our principal activities, organized by segment, from which we generate our revenue, are presented below.

Air Ticketing

We receive commissions or service fees from the travel supplier and/or traveler. Revenue from the sale of airline tickets is recognized as an agent on a net basis. Revenue from service fee is recognized on earned basis. Both the performance obligations are satisfied on issuance of airline ticket to the traveler.

Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of the fiscal years.

Hotels and Packages (including MICE)

Revenue from hotel reservation is recognized as an agent on a net basis. Revenue from service fee from customer is recognized on earned basis. Both the performance obligations are satisfied on the date of hotel booking. We record an allowance for cancellations at the time of booking on this revenue based on historical experience.

Revenue from packages (including MICE) are accounted for on a gross basis as the Group is determined to be the primary obligor in the arrangement, that is the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from our Freight Forwarding Business. Revenue from the sale of rail and bus tickets is recognized as an agent on a net basis. Revenue related to our Freight Forwarding Business is recognized at the time of departure of the cargo at the origin in case of exports. In case of Imports, revenue is recognized based on arrival dates. We act as an agent; accordingly we recognize revenue only for our commission on the arrangement.

Revenue is recognized net of allowances for cancellations, refunds during the fiscal year and taxes.

Other Revenue

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

Impairment Reviews

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is higher of value in use and fair value less cost of disposal (FVLCOD). The Group first determines value in use to calculate recoverable amount. If value in use calculation indicates impairment, then fair value less cost of disposal is also determined. The value in use calculation is based on a discounted cash flow (DCF) model. The cash flows are derived from the budget approved by the management for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. After budget period, cash flow is determined based on extrapolation. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The FVLCOD thereafter applying discount to reflect the risk relating to business of the above-mentioned CGUs. The resultant EBITDA market multiple is applied to the EBITDA for the year of relevant CGUs to determine the FVLCOD. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group.

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2026 Consolidated Financial Statements:

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

Results of Operations

Convenience Translation

The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the consolidated statement of profit/(loss) and other comprehensive income/(loss) for the year ended March 31, 2026, the consolidated statement of financial position as of March 31, 2026, the consolidated statement of cash flows for year ended March 31, 2026, were converted into U.S. dollars at the exchange rate of 93.83 INR per USD, which is based on the noon buying rate as at March 31, 2026, in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the IFRS.

Results of Fiscal Year Ended March 31, 2026, Compared to Fiscal Year Ended March 31, 2025

The Company’s financial and operating results for the fiscal year ended March 31, 2026, the fiscal year 2025 includes the financial and operating results of GAISL from September 11, 2024, to March 31, 2025. Accordingly, the reported results for the fiscal year ended March 31, 2025, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the year ended March 31, 2026, which exclude the impact of consolidation of GAISL.

	Fiscal Year Ended March 31,
	2025		2026
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	7,954,522	100.0	10,074,030	100.0
Other Income	108,957	1.4	46,558	0.5
Service cost	4,039,046	50.8	5,273,474	52.3
Personnel expenses	1,596,258	20.1	1,988,886	19.7
Marketing and sales promotion expenses	430,106	5.4	219,987	2.2
Other operating expenses	1,779,465	22.4	2,352,055	23.3
Depreciation and amortization	308,899	3.9	411,505	4.1
Results from operations	(90,295)	(1.1)	(125,319)	(1.2)
Finance income	207,824	2.6	206,761	2.1
Finance costs	(106,877)	(1.3)	(127,692)	(1.3)
Profit/(Loss) before income taxes	10,652	0.1	(46,250)	(0.5)
Income tax expense	12,849	0.2	(19,768)	(0.2)
Profit/(Loss) for the year	23,501	0.3	(66,018)	0.7
Basic Loss per share	(1.73)		(3.71)
Diluted Loss per share	(1.73)		(3.71)

Revenue. We generated revenue of INR 10,074.0 million (USD 107.4 million) in the year ended March 31, 2026, an increase of 26.6% compared with 7,954.5 million (USD 84.8 million) in year ended March 31, 2025. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our MICE business and full quarter impact of our recent acquisition of GAISL.

Service cost. Our service cost increased to INR 5,273.5 million (USD 56.2 million) in the year ended March 31, 2026 from INR 4,039.0 million (USD 43.0 million) in the year ended March 31, 2025 primarily on account of increase in our Hotels and Packages business due to MICE business and full year impact of acquisition of GAISL.

Air Ticketing. Revenue from our Air Ticketing business was INR 2,449.4 million (USD 26.1 million) in the year ended March 31, 2026 against INR 1,925.3 million (USD 20.5 million) in the year ended March 31, 2025.

Adjusted Margin (1) from our Air Ticketing business increased to INR 4,372.7 million (USD 46.6 million) in the year ended March 31, 2026 against INR 3,588.2 million (USD 38.2 million) in the year ended March 31, 2025. Adjusted Margin (1) for Air Ticketing includes the addition of INR 1,923.2 million (USD 20.5 million) in the year ended March 31, 2026 against INR 1,662.9 million (USD 17.7 million) in the year ended March 31, 2025 of customer promotional expenses, which reduced revenue as per IFRS 15. This increase in Adjusted Margin is on account of increase in air gross booking value by 11.9 % in the year ended March 31, 2026 as compared to year ended March 31, 2025.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 6,775.3 million (USD 72.2 million) in the year ended March 31, 2026 against INR 5,138.0 million (USD 54.8 million) in the year ended March 31, 2025.

Adjusted Margin (1) for this segment increased by 19.6% to INR 1,761.9 million (USD 18.8 million) in the year ended March 31, 2026 from INR 1,472.7 million (USD 15.7 million) in the year ended March 31, 2025. In the year ended March 31, 2026, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 260.1 million (USD 2.8 million) against INR 350.7 million (USD 3.7 million) in the year ended March 31, 2025, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and full year impact of acquisition of GAISL.

Other Services. Our income from other services was INR 314.4 million (USD 3.4 million) in the fiscal year ended March 31, 2026, a decrease from INR 320.2 million (USD 3.4 million) in the fiscal year ended March 31, 2025.

Adjusted Margin for this segment increased by 4.9% to INR 328.4 million (USD 3.5 million) in the year ended March 31, 2026 from INR 313.1 million (USD 3.3 million) in the year ended March 31, 2025. Adjusted Margin includes add-back of INR 14.0 million (USD 0.1 million) in the year ended March 31, 2026 against INR 15.9 million (USD 0.2 million) in the year ended March 31, 2025 of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin on account of full year impact of acquisition of GAISL.

Other Revenue. Our other revenue was INR 534.9 million (USD 5.7 million) in the year ended March 31, 2026, a decrease from INR 571.1 million (USD 6.1 million) in the year ended March 31, 2025 due to a decrease in advertising revenue.

Other Income. Our other income increased to INR 46.6 million (USD 0.5 million) in the year ended March 31, 2026 from INR 109.0 million (USD 1.2 million) in the year ended March 31, 2025.

Personnel Expenses. Our personnel expenses increased by 24.6% to INR 1988.9 million (USD 21.2 million) in the year ended March 31, 2026 from INR 1,596.3 million (USD 17.0 million) in the year ended March 31, 2025. Excluding employee share-based compensation costs of INR 277.6 million (USD 3.0 million) in the year ended March 31, 2026 from INR 124.8 million (USD 1.3 million) in the year ended March 31, 2025, personnel expenses increased by 31.7% in the year ended March 31, 2025 on account of increase in head count, impact of GAISL acquisition and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 48.9% to INR 220.0 million (USD 2.3 million) in the year ended March 31, 2026 from INR 430.1 million (USD 4.6 million) in the year ended March 31, 2025. Adding back the expenses for customer promotional expenses, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 2,417.2 million (USD 25.8 million) against INR 2,459.6 million (USD 26.2 million) in the year ended March 31, 2025, a decrease of 1.7% year-over-year on account of optimization of discount across all the businesses.

Other Operating Expenses. Other operating expenses increased by 32.2% to INR 2,352.1 million (USD 25.1 million) in the year ended March 31, 2026 from INR 1,779.5 million (USD 19.0 million) in the year ended March 31, 2025. The increase is mainly on account of GAISL acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 33.2% to INR 411.5 million (USD 4.4 million) in the year ended March 31, 2026 from INR 308.9 million (USD 3.3 million) in the year ended March 31, 2025 largely on account of capitalization of intangible assets during the year and impact of GAISL acquisition partially offset by full depreciated and amortized assets in the year ended March 31, 2026.

Results from Operations. As a result of the foregoing factors, our result from operating activities were a loss of INR 125.3 million (USD 1.3 million) in the year ended March 31, 2026. Our loss for the year ended March 31, 2025 was INR 90.3 million (USD 1.0 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been profit of INR 152.3 million (USD 1.6 million) for year ended March 31, 2026 as compared to profit of INR 34.5 million (USD 0.4 million) for year ended March 31, 2025.

Finance Income. Our finance income decreased to INR 206.8 million (USD 2.2 million) in the year ended March 31, 2026 from INR 207.8 million (USD 2.2 million) in the year ended March 31, 2025.

Finance Costs. Our finance costs increased to INR 127.7 million (USD 1.4 million) includes interest on the lease liability of INR 38.1 million (USD 0.4 million) in the year ended March 31, 2026 as compared to INR 106.9 million (USD 1.1 million) includes interest on the lease liability of INR 32.6 million (USD 0.3 million) in the year ended March 31, 2025. This increase in interest on borrowing is majorly driven by an increase in our borrowings on account of re-payments of our certain loans and working capital facilities.

Income Tax Expense. Our income tax benefit during the year ended March 31, 2026 was INR 19.8 million (USD 0.2 million) compared to a expense of INR 12.8 million (USD 0.1 million) during the year ended March 31, 2025.

Profit/(Loss) for the fiscal year. As a result of the foregoing factors, our loss in the year ended March 31, 2026 was INR 66.0 million (USD 0.7 million) as compared to a profit of INR 23.5 million (USD 0.3 million) in the year ended March 31, 2025. Excluding the employee share-based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 211.6 million (USD 2.3 million) for year ended March 31, 2026 and Adjusted Profit(1) INR 148.3 million (USD 1.6 million) for year ended March 31, 2025. Adjusted EBITDA Profit(1) increased by 64.2% to INR 563.8 million (USD 6.0 million) in the year ended March 31, 2026 from Adjusted EBITDA Profit(1) of INR 343.4 million (USD 3.7 million) in the year ended March 31, 2025.

Basic Loss per Share. Basic Loss per Share was INR 3.71 (USD 0.04) in the year ended March 31, 2026 as compared to basic loss per share of INR 1.73 (USD 0.02) in the year ended March 31, 2025. After excluding the employee share-based compensation costs, listing and related expenses Adjusted Basic Loss per Share(1) would have been INR 1.60 (USD 0.02) in the year ended March 31, 2026, as compared to Adjusted Basic Loss of INR 0.34 (USD 0.01) in the year ended March 31, 2025.

Diluted Loss per Share. Diluted Loss per Share was INR 3.71 (USD 0.04) in the year ended March 31, 2026 as compared to Diluted Loss per share of 1.73 (USD 0.02) in the year ended March 31, 2025. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Loss per Share(1) would have been INR 1.78 (USD 0.02) in the year ended March 31, 2026 as compared to Adjusted Diluted Loss INR 0.34 (USD 0.01) in the year ended March 31, 2025.

Results of Fiscal Year Ended March 31, 2025, Compared to Fiscal Year Ended March 31, 2024

The Company’s financial and operating results for the year ended March 31, 2025, include the financial and operating results of GAISL from September 11, 2024, to March 31, 2025. Accordingly, the reported results for the year ended March 31, 2025, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the year ended March 31, 2024, which exclude the impact of consolidation of GAISL.

	Fiscal Year Ended March 31,
	2024		2025
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	4,189,897	100.0	7,954,522	100.0
Other Income	102,362	2.4	108,957	1.4
Service cost	866,039	20.7	4,039,046	50.8
Personnel expenses	1,348,215	32.2	1,596,258	20.1
Marketing and sales promotion expenses	459,935	11.0	430,106	5.4
Other operating expenses	1,579,352	37.7	1,779,465	22.4
Depreciation and amortization	197,527	4.7	308,899	3.9
Results from operations	(158,809)	(3.8)	(90,295)	(1.1)
Finance income	170,714	4.1	207,824	2.6
Finance costs	(286,998)	(6.8)	(106,877)	(1.3)
Listing and related expenses	(54,238)	(1.3)	-	-
Profit/(Loss) before income taxes	(329,331)	(7.9)	10,652	0.1
Income tax expense	(37,174)	(0.9)	12,849	0.2
Profit/(Loss) for the year	(366,505)	(8.8)	23,501	0.3
Basic Loss per share	(5.60)		(1.73)
Diluted Loss per share	(5.60)		(1.73)

Revenue. We generated revenue of INR 7,954.5 million (USD 84.8 million) in the year ended March 31, 2025, an increase of 89.9% compared with 4,189.9 million (USD 44.7 million) in year ended March 31, 2024. Increase in revenue is mainly a combination of increase in our Hotels and Packages business on account of our MICE business and full quarter impact of our recent acquisition of GAISL.

Service cost. Our service cost increased to INR 4,039.0 million (USD 43.0 million) in the year ended March 31, 2025 from INR 866.0 million (USD 9.2 million) in the year ended March 31, 2024 primarily on account of increase in our Hotels and Packages business due to MICE business and full quarter impact of our recent acquisition of GAISL.

Air Ticketing. Revenue from our Air Ticketing business was INR 1,925.3 million (USD 20.5 million) in the year ended March 31, 2025 against INR 1,729.3 million (USD 18.4 million) in the year ended March 31, 2024.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 3,588.2 million (USD 38.2 million) in the year ended March 31, 2025 against INR 4,502.4 million (USD 48.0 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin (1) for Air Ticketing includes the addition of INR 1,662.9 million (USD 17.7 million) in the year ended March 31, 2025 against INR 2,773.1 million (USD 29.6 million) in the year ended March 31, 2024 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. This decrease in Adjusted Margin is on account of decrease in air gross booking value by 20.3% and lower airline incentive deals in the year ended March 31, 2025 as compared to year ended March 31, 2024.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 5,138.0 million (USD 54.8 million) in the year ended March 31, 2025 against INR 1,694.0 million (USD 18.1 million) in the year ended March 31, 2024.

Adjusted Margin (1) for this segment increased by 29.2% to INR 1,472.7 million (USD 15.7 million) in the year ended March 31, 2025 from INR 1,140.1 million (USD 12.2 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 350.7 million (USD 3.7 million) against INR 312.2 million (USD 3.3 million) in the year ended March 31, 2024, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in adjusted margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and impact of our recent acquisition of GAISL.

Other Services. Our income from other services was INR 320.1 million (USD 3.4 million) in the year ended March 31, 2025, an increase from INR 160.5 million (USD 1.7 million) in the year ended March 31, 2024. The increase in Adjusted Margin on account of recent acquisition of GAISL and increase in IT services revenue.

Adjusted Margin for this segment increased by 74.8% to INR 313.0 million (USD 3.3 million) in the year ended March 31, 2025 from INR 179.1 million (USD 1.9 million) in the year ended March 31, 2024. In the year ended March 31, 2025, Adjusted Margin includes add-back of INR 15.9 million (USD 0.2 million) in the year ended March 31, 2024 against INR 18.5 million (USD 0.2 million) in the year ended March 31, 2024 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. The increase in Adjusted Margin on account of recent acquisition of GAISL and increase in IT services revenue.

Other Revenue. Our Other Revenue was INR 571.1 million (USD 6.1 million) in the year ended March 31, 2025, a decrease from INR 606.1 million (USD 6.5 million) in the year months ended March 31, 2024 due to a decrease in advertising revenue.

Other Income. Our other income increased to INR 109.0 million (USD 1.2 million) in the year ended March 31, 2025 from INR 102.4 million (USD 1.1 million) in the year ended March 31, 2024.

Personnel Expenses. Our personnel expenses increased by 18.4% to INR 1,596.3 million (USD 17.0 million) in the year ended March 31, 2025 from INR 1,348.2 million (USD 14.4 million) in the year ended March 31, 2024. Excluding employee share-based compensation costs of INR 124.8 million (USD 1.3 million) in the year ended March 31, 2025 from INR 229.3 million (USD 2.4 million) in the year ended March 31, 2024, personnel expenses increased by 31.5% in the year ended March 31, 2024 on account of increase in our leadership strength (to venture into new business/ product), impact of GAISL acquisition and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 6.5% to INR 430.1 million (USD 4.6 million) in the year ended March 31, 2025 from INR 459.9 million (USD 4.9 million) in the year ended March 31, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 2,459.6 million (USD 26.2 million) against INR 3,563.8 million (USD 38.0 million) in the year ended March 31, 2024, a decrease of 31.0% year-over-year on account of optimization of discount across all the businesses.

Other Operating Expenses. Other operating expenses increased by 12.7% to INR 1,779.5 million (USD 19.0 million) in the year ended March 31, 2024 from INR 1,579.4 million (USD 16.8 million) in the year ended March 31, 2024. The increase is mainly on account of GAISL acquisition.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 56.4% to INR 308.9 million (USD 3.3 million) in the year ended March 31, 2025 from INR 197.5 million (USD 2.1 million) in the year ended March 31, 2024 largely on account of capitalization of intangible assets during the year and impact of GAISL acquisition partially offset by full depreciated and amortized assets in the year ended March 31, 2025.

Results from Operations. As a result of the foregoing factors, our result from operating activities were a loss of INR 90.3 million (USD 1.0 million) in the year ended March 31, 2025. Our loss for the year ended March 31, 2024 was INR 158.8 million (USD 1.7 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been profit of INR 34.5 million (USD 0.4 million) for year ended March 31, 2025 as compared to profit of INR 70.4 million (USD 0.8 million) for year ended March 31, 2024

Finance Income. Our finance income increased to INR 207.8 million (USD 2.2 million) in the year ended March 31, 2025 from INR 170.7 million (USD 1.8 million) in the year ended March 31, 2024.

Finance Costs. Our finance costs decreased to INR 106.9 million (USD 1.1 million) includes interest on the lease liability of INR 32.6 million (USD 0.3 million) in the year ended March 31, 2025 as compared to INR 287.0 million (USD 3.1 million) includes interest on the lease liability of INR 32.3 million (USD 0.3 million) in the year ended March 31, 2024. This decrease in interest on borrowing is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra India, our Indian subsidiary (“Indian IPO”). During the year ended March 31, 2025, the Company has incurred INR Nil (USD Nil) as compared to INR 54.2 million (USD 0.6 million) in the year ended March 31, 2024.

Income Tax Expense. Our income tax benefit during the year ended March 31, 2025 was INR 12.8 million (USD 0.1 million) compared to a expense of INR 37.2 million (USD 0.4 million) during the year ended March 31, 2024.

Profit/(Loss) for the Year. As a result of the foregoing factors, our profit in the year ended March 31, 2025 was INR 23.5 million (USD 0.3 million) as compared to a loss of INR 366.5 million (USD 3.9 million) in the year ended March 31, 2024. Excluding the employee share-based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 148.3 million (USD 1.6 million) for year ended March 31, 2025 and Adjusted Loss(1) INR 83.0 million (USD 0.9 million) for year ended March 31, 2024. Adjusted EBITDA Profit(1) increased by 28.1% to INR 343.4 million (USD 3.7 million) in the year ended March 31, 2025 from Adjusted EBITDA Profit(1) of INR 268.0 million (USD 2.9 million) in the year ended March 31, 2024.

Basic Loss per Share. Basic Loss per Share was INR 1.73 (USD 0.02) in the year ended March 31, 2025 as compared to basic loss per share of INR 5.60 (USD 0.06) in the year ended March 31, 2024. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 0.34 (USD 0.01) in the year ended March 31, 2025, as compared to Adjusted Basic Loss of INR 2.56 (USD 0.03) in the year ended March 31, 2024.

Diluted Loss per Share. Diluted Loss per Share was INR 1.73 (USD 0.02) in the year ended March 31, 2025 as compared to Diluted Loss per share of 5.60 (USD 0.06) in the year ended March 31, 2024. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0.34 (USD 0.01) in the year ended March 31, 2025 as compared to Adjusted Diluted Loss INR 2.56 (USD 0.03) in the year ended March 31, 2024.

Liquidity and Capital Resources

Our sources of liquidity have principally been proceeds from the sale of shares of the Group, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly consisted of operational losses, acquisitions, working capital as well as capital expenditures.

As of March 31, 2026, our primary sources of liquidity were INR 1,004.1 million of cash and cash equivalents and INR 1,508.0 million in term deposits (INR 796.4 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, sales invoice discounting and credit card facilities).

As of March 31, 2025, our primary sources of liquidity were INR 605.8 million of cash and cash equivalents and INR 1,354.1 million in term deposits (INR 686.8 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, sales invoice discounting and credit card facilities).

As of March 31, 2024, our primary sources of liquidity were INR 1,742.0 million of cash and cash equivalents and INR 2,757.8 million in term deposits (INR 420.3 million is pledged with various banks against bank guarantees, bank overdrafts, vehicle loans, sales invoice discounting and credit card facilities).

Our trade receivables and contract assets primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables decreased by INR 171.3 million from INR 5,568.2 million as of March 31, 2025, to INR 5,396.9 million as of March 31, 2026.

Our prepayments and other assets primarily consist of the current portion of prepayments made to and deposits placed with our suppliers. Our other current assets decreased from INR 2,163.4 million as of March 31, 2025, to INR 1,835.8 million as of March 31, 2026, primarily due to decrease in advances made to our airline and hotel suppliers.

As of March 31, 2026, Yatra India had sanctioned limit of

●	The Company has a facility of INR Nil for bill discounting and bank guarantee (March 31, 2025: INR 150.00 for bank guarantee) from ICICI Bank. The facility is secured by pari passu charges on the entire current assets and all movable fixed assets of the Company, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Company has utilised INR Nil for bill discounting and and INR Nil for bank guarantee (March 31, 2025: INR 121.00 for bank guarantee) out of the above facility.
●	The Company has facility of INR 550.00 (March 31, 2025: INR 550.00) for bill discounting from Axis Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Axis Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Company, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Company has utilised INR 99.82 (March 31, 2025: INR 144.40) out of the above facility.
●	The Company has a facility of INR 600.00 for bill discounting and INR 50.00 for bank guarantee (March 31, 2025: INR 600.00 for bill discounting) from Federal Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Federal Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Company, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Company has utilised INR 107.12 for bill discounting and INR Nil for bank guarantee (March 31, 2025: INR 200.00 for bill discounting).
●	The Company has a facility of INR 650.00 (March 31, 2025: INR 650.00) for bill discounting and bank guarantee from IDFC Bank. The facility is fully secured against exclusive charge on specific receivables discounted by IDFC Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Company, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Company has utilised INR 41.00 (March 31, 2025: INR 158.40) for bill discouting and INR 200.00 (March 31, 2025: INR 150.00) for bank guarantee.
●	The Company has a facility of INR 50.00 for bank guarantee (March 31, 2025: INR 200.00 for bill discounting and bank guarantee) from Yes Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Yes Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Company, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Company has utilised INR 50.00 for bank guarantee (March 31, 2025: INR Nil for bill discounting and bank guarantee).

As of March 31, 2026, GAISL had sanctioned limit of

●	INR 270 million as Cash Credit facility from Axis Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility. As on March 31, 2026, the company has utilized INR 244.1 million out of the above facility

●	INR 300 million as Cash Credit facility from Federal Bank secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility. As on March 31, 2026, the company has utilized INR 197.3 million out of the above facility.

Bank Guarantee

The Company has facility of INR 50 million from Axis Bank. The facility is secured by pari passu charges on the entire current assets (except ones specifically discounted from other banks) and all movable fixed assets of the Company, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Company has utilized INR 15 million out of the above facility.

As of March 31, 2025, GAISL had sanctioned limit of

●	INR 270 million as Cash Credit facility from Axis Bank (includes INR 50 million of bank Guarantee) secured against First Pari Passu charge on Movable Fixed Assets, Current Assets along with bank deposits to the extent of 20% of the facility.

(1) See the section below titled “Certain Non IFRS Measures.”

We have taken certain vehicles on loan; the loan is secured against pledge of such vehicles and fixed deposit.

As of March 31, 2026, the outstanding balance of the loan is INR 26.81 million as compared to INR 30.9 million as of March 31, 2025

As of March 31, 2025, the outstanding balance of the loan is INR 30.9 million as compared to INR 33.4 million as of March 31, 2024.

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

The following table sets forth the summary of our cash flows for the fiscal years indicated:

	2024	2025	2026
	INR (’000s)	INR (’000s)	INR (’000s)
Net cash from/(used in) operating activities	(1,433,362)	(291,088)	661,456
Net cash from/(used in) investing activities	(2,295,504)	49,029	(491,340)
Net cash from/(used in) financing activities	5,132,969	(1,026,163)	(63,089)
Net increase/(decrease) in cash and cash equivalents	1,347,187	(1,268,222)	233,205
Effect of exchange rate changes on cash and cash equivalents	(108,838)	69,044	(219,266)
Cash and cash equivalents acquired business acquisition	-	5,896
Cash and cash equivalents at the beginning of the year	503,601	1,741,950	548,668
Closing cash and cash equivalents at the end of the year	1,741,950	548,668	562,607

Net cash used in operating activities

Our net cash inflow from operating activities was INR 661.5 million in the fiscal year ended March 31, 2026, as compared to net cash used in operating activities of INR 291.1 million in the fiscal year ended March 31, 2025, an increase in cash inflow of INR 952.6 million in the fiscal year ended March 31, 2026. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 634.3 million in the fiscal year ended March 31, 2026. Further, in the fiscal year ended March 31, 2026, there was decreased in our working capital of INR 73.4 million, as compared to an increase in working capital of INR 522.6 million in the fiscal year ended March 31, 2025. The net decrease in working capital in the fiscal year ended March 31, 2026, was primarily due to INR 496.7 million decrease in trade and other receivables, which was partially offset by INR 360.8 million decrease in trade and other payables. The net increase in working capital in the fiscal year ended March 31, 2025, was primarily due to INR 693.2 million increase in trade and other receivables and INR 121.9 million increase in trade and other payables.

Our net cash used in operating activities was INR 291.1 million in the fiscal year ended March 31, 2025, as compared to net cash used in operating activities of INR 1,433.3 million in the fiscal year ended March 31, 2024, a decrease in cash usage of INR 1,142.3 million in the fiscal year ended March 31, 2025. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 220.9 million in the fiscal year ended March 31, 2025. Further, in the fiscal year ended March 31, 2025, there was a decrease in our working capital of INR 522.6 million, as compared to a decrease in working capital of INR 1,407.5 million in the fiscal year ended March 31, 2024. The decrease in working capital in the fiscal year ended March 31, 2025, was primarily due to INR 693.2 million increase in trade and other receivables, which was partially offset by INR 121.9 million increase in trade and other payables. The decrease in working capital in the fiscal year ended March 31, 2024, was primarily due to INR 2,089.5 million increase in trade and other receivables and INR 784.9 million increase in trade and other payables.

Net cash (used in)/generated from investing activities

During the fiscal year ended March 31, 2026, cash used in investing activities was INR 491.3 million, as compared to cash flow from investing activities, which was INR 49.0 million in the fiscal year ended March 31, 2025. During the fiscal year ended March 31, 2026, we invested INR 85.9 million in term deposits with banks and invested an incremental INR 448.2 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 42.7 million in the fiscal year ended March 31, 2026, as compared to INR 192.2 million in the fiscal year ended March 31, 2025.

During the fiscal year ended March 31, 2025, cash flow from investing activities was INR 49.0 million, as compared to cash used in investing activities, which was INR 2,295.5 million in the fiscal year ended March 31, 2024. During the fiscal year ended March 31, 2025, we invested INR 1,289.8 million for acquisition of business, Net proceeds INR 1,432.7 million from term deposits with banks and invested an incremental INR 286.2 million in property plant and equipment and in software and technology related development projects. We also received interest on our term deposits of INR 192.2 million in the fiscal year ended March 31, 2025, as compared to INR 57.0 million in the fiscal year ended March 31, 2024.

Net cash from/ used in financing activities.

During the fiscal year ended March 31, 2026, cash used in financing activities was INR 63.1 million, which was primarily the result of net payment of invoice discounting/ factoring of INR 209.9 million and repayment of loans, which was INR 13.8 million. Further, we made payments of INR 168.3 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities, which was partially offset by INR 455.1 million proceeds from sale of shares by the Group.

During the fiscal year ended March 31, 2025, cash used in financing activities was INR 1,026.2 million, which was primarily the result of net payment of INR 199.1 million against buyback of shares, net proceeds of invoice discounting/ factoring of INR 51.9 million and repayment of loans, which was INR 743.6 million. Further, we made payments of INR 135.4 million in interest on bank overdrafts, interest on lease liabilities, vehicle loans and payment of principal portion of lease liabilities.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares.

We made capital expenditures of INR 421.7 million and INR 330.8 million in fiscal years 2026 and 2025, respectively. In addition, we expect to spend an additional approximately INR 400 million to INR 500 million on capital expenditures during the fiscal year ending March 31, 2027. Our capital expenditures have in principle consisted of the purchases of servers, workstations, computers, computer software, leasehold improvements and other expenditures related to our technology platform and infrastructure, the upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2026, Group had obtained INR 200 million in bank guarantees from IDFC Bank, 50 million from Yes bank, and INR 100 million from Federal bank against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Further, during the fiscal year 2025-26, Yatra India along with its subsidiaries had provided bank guarantees totaling INR 200 million for hotels and packages suppliers and for other business purposes.

As of March 31, 2025, Group had obtained INR 50 million in bank guarantees from IDFC Bank, 121 million from ICICI bank, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Further, during the fiscal year 2024-25, Yatra India along with its subsidiaries had provided bank guarantees totaling INR 54.95 million for hotels and packages suppliers and for other business purposes.

As of March 31, 2024, Group had obtained INR 50 million in bank guarantees from IDFC Bank and Yatra Freight had obtained INR 0.17 million in bank guarantees from ICICI Bank against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Further, during the fiscal year 2023-24, Yatra India along with its subsidiaries had provided bank guarantees totaling INR 56.95 million for hotels and packages suppliers and for other business purposes.

Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

Our contractual obligations as of March 31, 2026, are summarized below:

	Fiscal Year Ended March 31, 2026
Contractual Obligations		Less than 1			More than 5
(Amount in INR thousands)	Total	Year	1 - 3 Year	3 - 5 Year	Year
Vehicle loan	29,551	17,265	12,286	-	-
Trade and Other payables	2,821,826	2,821,826	-	-	-
Factoring	689,407	689,407	-	-	-
Other Current liabilities	67,802	67,802	-	-	-
Employee Benefit*	189,734	-	-	-	-
Lease liability**	390,321	117,496	185,479	73,210	14,136
Total	4,188,641	3,713,796	197,765	73,210	14,136

* Employee benefits in the statement of financial position reflects the employee benefit obligations. The extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly has not been disclosed in the table above.

** Lease liabilities relate to our leasing arrangements for our various office premises.

Quantitative and Qualitative Disclosures about Market Risk

The Group’s activities are exposed to variety of financial risk such as credit risk, foreign currency risk and liquidity risk. The Company’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are summarized below:

Credit Risk. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each business unit in accordance with the Group’s established policy, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See [Note 39] to our 2026 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

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

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure requirements, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the required of capital resources. See [Note 39] to our 2026 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk. Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and the United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Group currently does not have any hedging agreements or similar arrangements with any counterparty to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than each subsidiaries functional currency (foreign currency denominated receivables and payables). See [Note 39] to our 2026 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2026

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

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

- present specified categories and defined subtotals in the statement of profit/(loss) and other comprehensive income/(loss);

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

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company does not anticipate that the amendments will have a material effect on the consolidated financial statements.

IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS Accounting Standards. Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Adjusted Margin, which is a non-IFRS measure:

	Fiscal Year Ended March 31,
	Air Ticketing			Hotels and Packages (including MICE)			Other Services
Amount in INR thousands except %	2024	2025	2026	2024	2025	2026	2024	2025	2026
Revenue	1,729,305	1,925,254	2,449,428	1,693,962	5,138,044	6,775,312	160,531	320,165	314,438
Add Customer promotional expenses	2,773,118	1,662,928	1,923,230	312,206	350,741	260,059	18,545	15,858	13,956
Service cost	-	-	-	(866,039)	(4,016,080)	(5,273,474)	-	(22,966	-
Adjusted Margin	4,502,423	3,588,182	4,372,658	1,140,129	1,472,705	1,761,897	179,076	313,057	328,394
% of revenue	100.0%	100.0%	100.0%	56.8%	26.8%	25.0%	100.0%	93.2%	100.0%

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Loss for the fiscal year and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting, and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, listing and related expenses.

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

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the fiscal year and Basic and Diluted Loss per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS Accounting Standards. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Loss for the fiscal year and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, impairment of goodwill, impairment of loan to joint venture, listing and related expenses, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA Profit/Loss. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Profit, Adjusted Results from Operations, Loss for the fiscal year and Adjusted Basic and Adjusted Diluted Loss per Share.

The following table reconciles our Profit/(Loss) (an IFRS measure) to Adjusted EBITDA Profit (a non-IFRS measure) for the fiscal years indicated:

Reconciliation of Adjusted EBITDA Profit	Fiscal Year ended March 31,
(Amount in thousands)	2024	2025	2026
Profit/(Loss) for the year as per IFRS	(366,505)	23,501	(66,018)
Employee share-based compensation costs	229,260	124,787	277,648
Depreciation & Amortization	197,527	308,899	411,505
Finance income	(170,714)	(207,824)	(206,761)
Finance costs	286,998	106,877	127,692
Listing and related expenses	54,238	-	-
Income tax expense/(benefit)	37,174	(12,849)	19,768
Adjusted EBITDA Profit	267,978	343,391	563,834

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the fiscal years indicated:

Reconciliation of Adjusted Results from Operations	Fiscal Year ended March 31,
(Amount in thousands)	2024	2025	2026
Results from operations (as per IFRS)	(158,809)	(90,295)	(125,319)
Employee share-based compensation costs	229,260	124,787	277,648
Adjusted Results from Operations	70,451	34,493	152,329

The following table reconciles profit/(loss) for the fiscal year (an IFRS measure) to Adjusted Loss for the fiscal year (a non-IFRS measure) indicated:

Reconciliation of Adjusted (Loss)/ Profit	Fiscal Year ended March 31,
(Amount in thousands)	2024	2025	2026
(Loss)/ Profit for the year (as per IFRS)	(366,505)	23,501	(66,018)
Employee share-based compensation costs	229,260	124,787	277,648
Listing and related expenses	54,238	-	-
Tax impact of non-IFRS adjustments*	-	-	-
Adjusted (Loss)/ Profit for the Year	(83,007)	148,288	211,630

The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the fiscal years indicated:

	Fiscal Year ended March 31,
Reconciliation of Adjusted Basic Loss (Per Share)	2024	2025	2026
Basic loss per share (as per IFRS)	(5.60)	(1.73)	(3.71)
Employee share-based compensation costs	2.48	1.39	1.93
Listing and related expenses	0.56	-	-
Tax impact of non-IFRS adjustments*	-	-	-

Adjusted Basic loss Per Share	(2.56)	(0.34)	(1.78)

	Fiscal Year ended March 31,
Reconciliation of Adjusted Diluted Loss (Per Share)	2024	2025	2026
Diluted loss per share (as per IFRS)	(5.60)	(1.73)	(3.71)
Employee share-based compensation costs	2.48	1.39	1.93
Listing and related expenses	0.56	-	-
Tax impact of non-IFRS adjustments*	-	-	-

Adjusted Diluted loss Per Share	(2.56)	(0.34)	(1.78)

*Non-IFRS adjustments, such as employee share-based compensation and listing expenses, are tax-effected using the statutory rates of the jurisdictions in which they arise. The employee share-based compensation and listing expenses adjustments are attributable to a Company subsidiary that currently has a nil tax liability. Accordingly, no income tax adjustment is required for these items.

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

Name	Age	Position
Siddhartha Gupta (1)	49	Chief Executive Officer and Class I Director
Dhruv Shringi (2)	52	Class III Director
Manish Amin	60	Chief Information and Technology Officer
Stephen Schifrin (3)(4)(5)	43	Non-Executive Class II Director
Murlidhara Lakshmikantha Kadaba(3) (5) (6)	64	Chairman of the Board and Non-Executive Class II Director
Roshan Mendis (3)(4)(5)	53	Non-Executive Class I Director
Michael A. Kaufman (4)	54	Non-Executive Class I Director

Anuj Kumar Sethi (7)	57	Principal Financial Officer and Principal Accounting Officer

(1) Appointed as Director effective from September 30, 2025 and Chief Executive Officer effective from November 24, 2025

(2) Ceased to be Chief Executive Officer effective from November 24, 2025.

(3) Member of the audit committee.

(4) Member of the compensation committee.

(5) Member of nominating and corporate governance committee.

(6) Member of the restructuring committee constituted on June 20, 2024.

(7) Appointed as Principal Financial Officer and Principal Accounting Officer effective as of April 11, 2025. He is not a member of the Executive Management.

Executive Officers and Senior Management

Dhruv Shringi. Mr. Shringi is our co-founder and served as our Chief Executive Officer since June 2008 until November 2025 and as a member of our Board since December 2005. Prior to joining our Company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group, London from October 2003 to June 2005. From February 2002 to September 2003, Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. Mr. Shringi is currently serving as the Board Member and Chairperson of Yatra India, and Board Members of PB Fintech Limited, Paisabazar Marketing and Consulting Private Limited, Studio Novoforma Designs and Architecture Pvt. Ltd. and Yatra USA Corp. and does not serve on the Board of any other Public Company. We believe Mr. Shringi is qualified to serve on our Board because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer from June 2008 till November 2025. He is also currently serving as the co-chairman of the FICCI (Federation of Indian Chambers of Commerce and Industry) tourism committee. He was also listed amongst the top 40 CEO’s in the country by Fortune.

Siddhartha Gupta Mr. Gupta is our Chief Executive Officer and a member of our Board since November 2025, where he is responsible for the Company’s strategy, business operations, and overall management. Prior to joining Yatra, Mr. Gupta served as President of Mercer India, a business of Marsh McLennan (NYSE: MMC), where he led the firm’s operations in India and advised leading multinational and Indian organizations on talent, workforce, and human capital matters. Previously, Mr. Gupta served as Chief Executive Officer of Mercer Mettl, Mercer’s talent assessment business. He joined Mettl in 2016 and played a key role in scaling the business and leading its integration with Mercer following its acquisition. Under his leadership, Mercer Mettl expanded its market presence and became a significant growth business within Mercer.

Earlier in his career, Mr. Gupta held leadership positions at SAP and HP, where he was responsible for building and growing multiple business lines. Mr. Gupta has more than two decades of leadership experience across technology, talent management, human capital advisory, and business operations.

Manish Amin. Mr. Amin is our Co-Founder and has served as our Chief Information and Technology Officer since January 2006. He also serves as a director of, Globe All India Services Limited, TSI Yatra Private Limited, and Yatra MICE and Holidays Limited (Formerly Yatra MICE and Holidays Private Limited) (Earlier Adventure and Nature Network Private Limited or ANN) which are subsidiaries of Yatra India and also serves as a Director of Middle East Travel Management Company Pvt. Ltd. Prior to joining our company, Mr. Amin worked at Ebookers, from June 1990 to November 2005 where his last role was Head of Technology Infrastructure. He holds a general certificate in business studies from South Thames College.

Anuj Kumar Sethi. Mr. Sethi was appointed as Company’s Principal Financial Officer and Principal Accounting Officer effective from April 11, 2025. Mr. Sethi was Sr. Director Finance at CWT India Private Limited. He had worked with CWT India Private limited from April 2000 to December 2011. He has served as Chief Financial Officer of the Company in his earlier stint as well and has also served the Company for more than a decade in the senior finance and accounts role. He has completed his course from the Institute of Cost and Works Accountants of India and B. Com degree from Punjab University.

Non-Executive Directors

Murlidhara Lakshmikantha Kadaba. Mr. Kadaba is the CMD of Moonbeam Capital, a Proprietary VC Firm focused on luxury, UHNI, Real Estate and e-com Ventures. Murli has over 25 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and CEO of Financial Services in Reliance. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the country manager for India and area countries. He was responsible for launching Amex’s Consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India. Mr. Kadaba has served on the boards of Amcham and Financial Planning Standards Board. He is a member of the Advisory Board of Indian Institute of Learning Management (IILM), is an active member of YPO and was a charter member of TIE. Murli is an alumnus of XLRI, Jamshedpur and is a Graduate in Mechanical Engineering from SJCE, Mysore. Mr. Kadaba is well qualified to serve as a director given the breadth and depth of his experience as well as his capital markets expertise.

Roshan Mendis. Mr. Mendis has served as a non-executive member of our Board since January 17, 2022. Mr. Mendis is currently serving as a CEO of a portfolio company for Insight Partners. Prior to that he was chief commercial officer and executive vice president of Travel Solutions at Sabre Corporation where he was is responsible for overseeing global commercial operations and business development for Sabre’s Travel Solutions customer portfolio - encompassing both agency and airline sales. In his previous role as chief commercial officer for Travel Network, Mr. Mendis built and developed a strong global team that oversaw sales activity for Sabre’s global agency customer base. Mr. Mendis currently serves as a board member of Yatra India

Prior to this, he also led the successful integration of Abacus, a leading GDS in the Asia-Pacific region, which Sabre acquired in 2015. Under his leadership, Sabre’s business in the region significantly expanded through strategic customer wins and renewals. Prior to his executive position in Travel Network, Mr. Mendis served as president of Travelocity and Zuji, both consumer-facing brands that were part of the Sabre portfolio. Mr. Mendis also serves on the Board at Conferma Ltd. and was the first Chairman during the setting up of the Joint Venture business between Sabre Corporation and Mastercard Inc.

A native of Sri Lanka, Mr. Mendis completed his undergraduate studies at Chaminade University of Honolulu and University of Cambridge (UK). He later earned his MBA at the Rice University in Houston, Texas. Mr. Mendis was appointed to the Board pursuant to a Cooperation agreement, dated January 17, 2022.

Stephen Schifrin. Mr. Schifrin has served on our board of directors since May 2021. Mr. Schifrin is general counsel of Terrapin Partners, LLC, a private firm focused on public and private equity, venture capital, and special purpose acquisition company investing, a position he has held since May 2011. Mr. Schifrin is also general counsel and chief compliance officer of Terrapin Asset Management, LLC, managing alternative investments for high-net-worth individuals and institutions, and its affiliated specialty finance lending company, TICO Management Company, LP. Mr. Schifrin has been general counsel of The Juice, LLC, an education technology company, since its founding in September 2020. Mr. Schifrin is corporate secretary of Aldabra 4 Liquidity Opportunity Vehicle, Inc. (Nasdaq: ALOV), a publicly traded SPAC, and has been since its founding in August 2025. Mr. Schifrin served as corporate secretary for Terrapin 3 Acquisition Corporation, a publicly traded SPAC, from its initial public offering in July 2014 through its business combination with the Company in December 2016. From the time of the transaction to his appointment to our board of directors, he was a board observer. Mr. Schifrin was a director of Legacy Bank of Florida from 2014 through its acquisition by Seacoast Bank of Florida (Nasdaq: SBCF) in August 2021.

He received his J.D. from the University of Texas School of Law and interned for the Honorable Diana Saldaña, in the U.S. District Court for the Southern District of Texas. Mr. Schifrin received his B.A. in political science from the University of California, Santa Barbara. He is a member of the State Bar of California.

Michael Kaufman. Mr. Kaufman has served as a non-executive member of our Board since July 17, 2022. Michael Kaufman is the Chief Executive Officer at MAK Capital, an investment advisory firm based in New York, which he founded in 2002. He is director and Chairman of the Board of Agilysys, Inc., and serves as a director for Trailhead Biosystems and Noveome Biotherapeutics, Inc. He served as a director of Champion Homes, Inc. from 2018 till 2024. Mr. Kaufman holds a B.A. degree in Economics from the University of Chicago, where he also received his M.B.A. degree. He also earned a law degree from Yale University. Mr. Kaufman was appointed to the Board pursuant to a Cooperation agreement, dated July 17, 2022, as amended from time to time

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our Board and the committees of our Board. We currently pay a US $47,000 annual retainer to each of our non-executive directors who is on the Board of the Company. The Chairman of the Board is also entitled to an additional cash compensation of US $12,500 per year. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee receive an additional retainer of US $10,000 per year for membership on each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

Compensation of non-executive directors for the fiscal year 2026 is as follows:

Name	Compensation (US $) (excluding sitting fees paid by Yatra India)*#	Compensation paid in terms of issuance of Ordinary Shares (#)@
Murlidhara Lakshmikantha Kadaba	$44,754	18,068
Stephen Schifrin	$38,500	22,236
Roshan Mendis	$37,253	20,956
Michael Kaufman	$28,500	16,460
Total	$149,007	77,720

*Includes fees in respect of Board membership, committee membership and fees payable to the Chairman of the Board. Additionally, Yatra India paid a sitting fees of INR 600,000 to Murlidhara Lakshmikantha Kadaba, who is a non-executive director on the Board of Yatra India also and holds certain committee membership therein and INR 150,000 to Roshan Mendis who is a non-executive director on the Board of Yatra India.

# Except with respect to the cash compensation of US$ 12,500 paid to the Chairman of the Board, 50% of the overall compensation entitlement for non-executive directors is paid in cash and rest is discharged by way of issuance of Ordinary Shares in the Company. These Ordinary Shares reflect the number of shares issued towards the discharge of such compensation during the fiscal year 2026 and such number of shares is determined based on the closing trading price of Company’s Ordinary Shares on NASDAQ at the end of the respective quarter.

@ This does not include the Ordinary Shares which are yet to be issued to the director (Murlidhara Lakshmikantha Kadaba: 7,442 Ordinary Shares, Stephen Schifrin: 8,552 Ordinary Shares, Roshan Mendis: 8,552 Ordinary Shares and Michael Kaufman : 6,331 Ordinary Shares) for the quarter ended March 31, 2026.

Executive Director and Other Executive Officer Compensation

Dhruv Shringi, our former executive director, was entitled to remuneration, or Gross Annual Remuneration, of INR 32.67 million per annum, including salary, dearness allowance, perquisites and other allowances, benefits, etc. in addition to an annual performance bonus of an amount not exceeding 50% of his Gross Annual Remuneration, from April 1, 2025 to November 24, 2025. In addition to the above, he was also eligible to receive and had been granted stock options, restricted stock units, or RSUs, and performance stock units, or PSUs, and the value of such stock options, or RSUs and PSUs forms part of his overall compensation. Effective from November 24, 2025 to March 31, 2026, he is entitled to Gross Annual Remuneration of INR 12.54 million per month. He is further entitled to gratuity, mediclaim and term life insurance etc. as per the rules of the Company.

Mr. Shringi is also entitled to receive contribution to a provident fund as per the rules of our Company, a company provided car and encashment of un-availed leaves.

Further, pursuant to the Consulting Agreement with Mr. Shringi, for providing certain consulting services for six months following March 1, 2026 related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor, effective as of March 1, 2026, he is entitled to receive total cash compensation of US $418,998 and reimbursements for actual out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies.

Siddhartha Gupta, our executive director is entitled to overall remuneration of INR 44.30 million per annum effective November 25, 2025 and initial target incentive compensation of INR 22.10 million, which is payable based on the achievement of performance objectives determined by the Board and/or a committee thereof in its sole discretion. Mr. Gupta is also entitled to receive a one-time joining bonus of INR 17.72 million, conditional upon him remaining continuously employed by Yatra India through November 25, 2026. He is further entitled to participate in or receive benefits under Yatra India’s employee benefit plans in effect from time to time, subject to the terms of such plans. Mr. Gupta has been granted 1,870,000 RSUs, which vest in substantially equal annual installments over four years from the vesting commencement date, subject to his continued employment with Yatra India through the applicable vesting dates.

The table below summarizes the total compensation paid to our current and former executive directors and other executive officers for the fiscal years ended March 31, 2025, and 2026.

(INR - in Millions)

Name	Short-term employee benefits		Contributions to defined contribution plans		Bonus		Consultancy services		Share based payment		Total
	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026
Dhruv Shringi, Director (ceased to be CEO w.e.f. November 24, 2025)	34.95	28.97	0.02	0.02	38.55	47.60	-	11.15	78.45	196.87	151.97	284.61
Siddhartha Gupta, Chief Executive Officer (appointment w.e.f November 24, 2025)	-	15.51	-	0.01	-	17.72	-	4.42	-	40.57	-	78.23
Rohan Mittal, Group CFO (ceased to be Group CFO w.e.f. April 10, 2025)	16.66	0.46	0.70	0.02	20.00	(3.07)	-	(1.28)	3.97	-	41.33	(3.87)
Anuj Kumar Sethi, Principal Financial Officer and Principal Accounting Officer (appointed w.e.f. April 11,2025)	-	12.97	-	0.02	-	-	-	-	-	-	-	12.99
Manish Amin, Chief Information and Technology Officer	20.66	21.87	0.87	0.92	-	23.97	-	-	9.06	18.61	30.59	65.37

The outstanding stock options, RSUs and PSUs held by our current and former executive directors and other current executive officers as on March 31, 2026 are set forth in table below:

	Grant Date	Vesting		Dhruv Shringi			Manish Amin			Siddartha Gupta
S. No.	(Month and Year)	Commencement Date	Type of Awards	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price
1	May, 2022	-	PSUs**(1)	10,25,641	512,820	-	89,514	67,135	-	-	-	-
2	July, 2023	-	PSUs** (2)	10,25,640	512,820	-	89,516	67,137	-	-	-	-
3	November, 2024	November 9, 2024	PSU**(3)	10,25,640	512,820	-	-	-	-	-	-	-
4	November, 2025	November 24, 2026	RSU							1,87,00,000	1,87,00,000	-

**The vesting of the PSUs is linked to the performance of the Yatra India’s share price and the PSUs will vest and be earned if the 20-day volume weighted average price of the Yatra India’s Equity Shares equals or exceeds the applicable PSU trigger price. PSUs are distributed equally amongst the respective trigger price points and expire four years from the date of grant.

1	The original trigger price points for the PSUs held by Mr. Shringi were US $2.50, $3.00, $3.50 and $4.00, linked to the share price of the Ordinary Shares and PSUs with a trigger price point of US $2.50 vested during fiscal year 2023. Pursuant to mutual release and settlement agreement entered into between the Company and Mr. Shringi, 256,410 of the PSUs vested and the remaining 512,820 PSUs remain outstanding and eligible to vest, with revised trigger prices of INR 194 and INR 222 linked with share price of Yatra India. The said PSUs expired on May 18, 2026. The original trigger price points for the PSUs held by Mr. Amin were US $2.50, $3.00, $3.50 and $4.00, linked to the share price of the Ordinary Shares, and PSUs with a trigger price point of US $2.50 vested during fiscal year 2023. The trigger price points for the remaining PSUs held by Mr. Amin were revised, effective November 21, 2025, to INR 167, INR 194 and INR 222, linked with share price of Yatra India. The said PSUs expired on May 18, 2026.

2.	The original trigger price points were US $2.75, $3.25, $3.75 and $4.25, linked to the share price of the Ordinary Shares, Pursuant to mutual release and settlement agreement entered into between the Company and Mr. Shringi, 512,820 PSUs vested and the remaining 512,820 PSUs remain outstanding and eligible to vest, with revised trigger prices of INR 208 and INR 236, linked with share price of Yatra India. The original trigger price points for the PSUs held by Mr. Amin were US $2.75, $3.25, $3.75 or $4.25, linked to the share price of the Ordinary Shares,. The price points for the PSUs held by Mr. Amin were revised, effective November 21, 2025, to INR 180, INR 208, and INR 236 linked with share price of Yatra India.

3.	The original trigger price points were US $2.75, $3.25, $3.75 or $4.25, linked to the share price of the Ordinary Shares. Pursuant to mutual release and settlement agreement entered into between the Company and Mr. Shringi, 512,820 PSUs vested and the remaining 512,820 PSUs remain outstanding and effective November 21, 2025 outstanding PSUs are eligible to vest, with revised trigger prices of INR 208 and INR 236, linked with share price of Yatra India.

In the case of and subject to the consummation of a Sale Event, as defined in 2016 Plan, all awards under the 2016 Plan with time-based vesting, conditions or restrictions shall become fully vested and non-forfeitable as of the effective time of the Sale Event unless there is assumption, continuation or substitution of such awards with new awards of the successor entity or parent thereof, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a Sale Event in the administrator of the 2016 Plan’s discretion or to the extent specified in the relevant award certificate.

For option grants to senior management, see “-Share Options and Restricted Stock Awards” below.

Share Options and Restricted Stock Awards.

The Company granted stock options to purchase a total of 203,194 Ordinary Shares to certain employees of the Company on November 14, 2017. These stock options vested in equal quarterly installments, beginning on February 1, 2018 and ending on November 1, 2021.

The Company also granted stock options to purchase a total of 21,769 Ordinary Shares to certain employees of the Company on August 7, 2018. These stock options vested in equal monthly installments commencing on September 1, 2018 and ending on June 1, 2022.

The Company also granted 687,857 RSUs and 1,609,934 PSUs to certain employees of the Company in June 2020. These RSUs vested over a period of four years in equal monthly installments commencing on July 1, 2020 and ending on June 30, 2024. The vesting of the PSUs was linked to the performance of the Yatra share price and the trigger price points ranging from $1.80 to $10.00.

The Company also granted stock options to purchase a total of 490,770 Ordinary Shares to certain employees of the Company in January 2021. These stock options vested over a period of four years in equal quarterly installments commencing on January 1, 2021 and ending on October 1, 2024.

The Company also granted 692,000 RSUs and 1,280,154 PSUs to certain employees of the Company in June, 2021. These RSUs vested over a period of four years in equal monthly installments commencing on April 1, 2021 and ending on March 1, 2025. The vesting of the PSUs was linked to the performance of the Yatra share price and the trigger price points ranged from $2.50 to $4.00.

The Company also granted 649,500 RSUs and 1,248,185 PSUs to certain employees of the Company on May 19, 2022. These RSUs vested over a period of four years in equal monthly installments commencing on April 1, 2022 and ending on March 1, 2026. The vesting of the PSUs was originally linked to the performance of the Yatra share price and the trigger price points ranged from $2.50 to $4.00. The PSUs were amended effective November 21, 2025 to link vesting to Yatra India share prices with trigger price points ranging from INR 167 to INR 222.

The Company also granted 84,000 RSUs to certain employees of the Company on September 20, 2022. These RSUs vest over a period of four years in equal monthly installments commencing on October 1, 2022 and ending on September 1, 2026.

The Company also granted 167,873 RSUs to certain employees of the Company on July 20, 2023. These RSUs vested in full on September 1, 2023.

The Company also granted 475,876 RSUs and 1,248,184 PSUs to certain employees of the Company on July 20, 2023. These RSUs vested over a period of three years in equal monthly installments commencing on April 1, 2023 and ending on March 1, 2026. The vesting of the PSUs was originally linked to the performance of the Yatra share price and the trigger price points ranged from $2.75 to $4.25. The PSUs were amended effective November 21, 2025 to link vesting to Yatra India share prices with trigger price points ranging from INR 180 to INR 236.

The Company also granted 25,000 RSUs to certain employees of the Company on March 17, 2024. These RSUs vest over a period of three years in equal monthly installments commencing on April 1, 2024 and ending on March 1, 2027.

The Company also granted 300,000 RSUs and 1,025,640 PSUs to an employee of the Company on November 9, 2024. These RSUs vest over a period of three years in equal monthly installments commencing on April 1, 2024 and ending on March 1, 2027. The vesting of the PSUs was originally linked to the performance of the Yatra share price and the trigger price points ranged from $2.75 to $4.25. The PSUs were amended effective November 21, 2025 to link vesting to Yatra India share prices with trigger price points ranging from INR 208 to INR 236.

The Company also granted 400,000 RSUs to certain employees of the Company on November 24, 2025. These RSUs vested in full on December 1, 2025.

The Company also granted 18,700,000 RSUs to certain employees of the Company on November 24, 2025, which vest in substantially equal annual installments over four years beginning on November 24, 2026 and ending on November 24, 2029.

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

We may grant awards to any of our employees, consultants, or directors under the 2006 Plan. The plan administrator determines the individuals eligible to participate in the 2006 Plan in accordance with criteria laid down by our Board from time to time. Under the 2006 Plan, we reserved an aggregate of 1,316,765 of our Ordinary Shares.

2016 Plan

On December 13, 2016, our Board approved the 2016 Plan and, on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our Company to make equity-based awards to our officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, RSUs, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2026, we have reserved for issuance 7,754,936 authorized but unissued Ordinary Shares under the 2016 Plan, which number of shares is subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

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

As of March 31, 2026, no cash incentive bonus has been granted.

In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

During the fiscal year 2026, we have granted Nil stock options (March 31, 2025: Nil and March 31, 2024: Nil) to our directors and executive officers. As of March 31, 2026, no outstanding options to purchase Ordinary Shares were held by our directors and executive officers.

Outstanding RSAs, RSUs and PSUs

During the year ended March 31, 2021, 654,142 RSUs and 1,459,679 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,488,542 were fully vested as of March 31, 2026. The Outstanding 625,279 PSUs expired on June 1, 2024, The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2021 as of March 31, 2026, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2021	Shares Underlying Outstanding PSUs
2,113,821	Nil

During the year ended March 31, 2022, 626,034 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,161,233 were fully vested as of March 31, 2026. The outstanding PSUs granted to our directors and executive officers during the year ended March 31, 2022 as of March 31, 2026, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2022	Shares Underlying Outstanding PSUs
1,741,189	Nil

During the year ended March 31, 2023, 616,877 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,009,326 were fully vested as of March 31, 2026. The outstanding PSUs granted to our directors and executive officers during the year ended March 31, 2023 as of March 31, 2026 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2023	Shares Underlying Outstanding PSUs
1,732,032	579,955

During the year ended March 31, 2024, 636,224 RSUs and 1,147,124 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,126,840 were fully vested as of March 31, 2026. The outstanding PSUs granted to our directors and executive officers during the year ended March 31, 2024 as of March 31, 2026 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2024	Shares Underlying Outstanding PSUs
1,783,348	579,957

During the year ended March 31, 2025, 432,911 RSUs and 1,025,640 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 812,397 RSUs fully vested as of March 31, 2026. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2025 as of March 31, 2026 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2025	Shares Underlying Outstanding PSUs
1,484,551	512,820

During the year ended March 31, 2026, 2,347,720 RSUs were granted under our 2016 Plan to our directors and executive officers, of which 477, 720 RSUs fully vested as of March 31, 2026. The outstanding RSUs granted to our directors and executive officers during the year ended March 31, 2026 as of March 31, 2026 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2026	Shares Underlying Outstanding RSUs
2,270,000	1,870,000

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2024, 2025 and 2026, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 65.2 million, INR 80.9 million and INR 112.5 million, respectively.

Provident Fund

In accordance with Indian law, all our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 54.7 million, INR 63.7 million and INR 65.8 million in fiscal years 2024, 2025 and 2026, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 10.5 million, INR 17.2 million and INR 46.7 million in fiscal years 2024, 2025 and 2026, respectively.

Employment Agreements with Executive Officers

We have entered into employment agreements with certain of our key employees.

Mr. Shringi had an employment agreement with Yatra India effective January 1, 2006. The agreement contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Shringi were each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we could have elected to pay Mr. Shringi a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that agreement with Mr. Shringi was terminated by us for any one of the reasons enumerated in the agreement.

Pursuant to such agreement, in the event Mr. Shringi’s employment was terminated by us without cause, as such term was defined in the agreement, he would have been entitled to receive a severance payment equal to three months’ of his salary. In the event such termination had occurred in connection with or after a change of control, he would have been entitled to receive a severance payment of equal to six months’ of his salary. Receipt of the severance payments described above was conditioned upon the execution and effectiveness of a general release of claims in Yatra’s favor.

Further, On March 5, 2026, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Mr. Shringi, pursuant to which Mr. Shringi agreed to provide certain consulting services related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor. The Consulting Agreement commenced retroactively effective as of March 1, 2026 and will continue for six months thereafter.

Mr. Gupta has entered into employment agreement with us, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. Pursuant to the Employment Agreement, Mr. Gupta and Yatra India are each obligated to provide the other party with written notice to terminate the employment relationship. If Mr. Gupta’s employment is terminated by Yatra India without Cause (as defined in the Employment Agreement), or Mr. Gupta terminates his employment for Good Reason (as defined in the Employment Agreement), in each case outside of within the one-year period immediately following a Change in Control (as defined in the Employment Agreement) (the “Change in Control Period”), he will be entitled to receive payments of (i) earned base salary, unpaid expense reimbursements, unused and accrued vacation, any vested benefits and any other statutory and contractual termination payouts (collectively, the “Accrued Obligations”) and (ii) an amount equal to six months of his then current base salary. If, during the Change in Control Period, Mr. Gupta’s employment is terminated by Yatra India without Cause or he terminates his employment for Good Reason, and in each case the date of termination occurs within the Change in Control Period, in addition to the Accrued Obligations and, subject to the satisfaction of and compliance with the certain severance conditions, including a general release of claims in favor of Yatra India, its affiliates and related persons and entities, Yatra India is required to pay Mr. Gupta a lump sum in cash in an amount equal to six months of his then-current base salary and 100% of any equity incentive award that is unvested, outstanding and held by him as of the date of termination will accelerate and become vested.

Mr. Amin has also entered into an employment agreement with us, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Amin are each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay Mr. Amin a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that employment agreement with Mr. Amin is terminated by us for any one of the reasons enumerated in the agreement.

C. Board Practices

Board of Directors

Our Board of directors is comprised of six directors, at least a majority of whom qualify as “independent” directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our Board of directors has determined that the following directors are independent: Stephen Schifrin, Murlidhara Lakshmikantha Kadaba, Roshan Mendis and Michael Kaufman.

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

On July 17, 2022, the Company entered into a Cooperation Agreement with MAK Capital One L.L.C. regarding, among other matters, the composition of the Board. Pursuant to the MAK Cooperation Agreement, the Company agreed and appointed, Mr. Michael Kaufman as Director on the Board. Pursuant to the First Amendment to MAK Cooperation Agreement, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman. If at any time during the term of the MAK Cooperation Agreement or any time during the tenure of Investor Group Designee’s (as defined in the MAK Cooperation Agreement) directorship commencing from his appointment at the 2023 Annual General Meeting of Shareholders, whichever is longer, the MAK Investor Group’s (as defined in the MAK Cooperation Agreement) Net Long Position (as defined in the MAK Cooperation Agreement) falls below the lesser of 10.0% of the Company’s then outstanding Ordinary Shares and 6,085,150 Ordinary Shares, the Investor Group Designee is obligated to immediately tender his resignation from the Board. In addition, the First Amendment to MAK Cooperation Agreement had extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the 2024 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the Investor Group Designee. Further, On October 16, 2024, we entered into the Second Amendment to the MAK Cooperation Agreement. The Second Amendment, among other things, extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on October 16, 2024, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2025 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement). On November 11, 2025, we entered into the Third Amendment to the MAK Cooperation Agreement commencing on November, 11 2025, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2026 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

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

● the Class I directors are Siddhartha Gupta, Roshan Mendis, and Michael Kaufman and their terms will expire at our annual meeting of shareholders to be held in 2026;

● the Class II directors are Stephen Schifrin and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2027; and

● the Class III director is Dhruv Shringi and his term will expire at our annual meeting of shareholders to be held in 2028.

A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed at the general meeting of shareholders. A director may be removed for cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our Board may also, in certain circumstances, appoint additional directors. In addition, the Terrapin Sponsors and certain of our investors and executive officers, in certain circumstances, will have the right to designate individuals to be nominated for election to serve as our directors and to appoint at least one director to serve on each committee of our Board. Each of MIHI LLC and the Terrapin Sponsors were provided the Board Observer Right which terminates when they no longer own at least 5% of our outstanding Ordinary Shares. MIHI LLC no longer holds its Board Observer Right.

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

Audit Committee

The current members of our audit committee are Murlidhara Kadaba, Stephen Schifrin and Roshan Mendis with Mr. Kadaba serving as its chairperson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and all members of our audit committee are “independent” as that term is defined in the Nasdaq Listing Rules. Our Board has determined that we have at least one audit committee financial expert serving on the audit committee i.e. Mr. Murlidhara Kadaba. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. Our audit committee’s responsibilities include:

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

Compensation Committee

The current members of our compensation committee are Roshan Mendis (starting July 21, 2025), Michael Kaufman and Stephen Schifrin with Roshan Mendis serving as its chairperson.

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

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Murlidhara Kadaba (starting July 21, 2025), Stephen Schifrin, and Roshan Mendis with Murlidhara Kadaba serving as its chairperson.

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

Restructuring Committee

In June 2024, we constituted the restructuring committee. The current member of our Restructuring Committee is Murlidhara Kadaba,.

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

●	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;
●	each of our present directors;
●	each of our executive officers serving during the 2026 fiscal year; and
●	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2026. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 63,971,286 of our Ordinary Shares issued and outstanding as of March 31, 2026 and assumes the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, and (ii) Class F Shares.

Name of Beneficial Owners (1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Entities Affiliated MAK Capital One L.L.C. (2)	12,170,301	19.02%
Marval Guru Fund (3)	5,800,000	9.07%
Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust (4)	4,525,357	7.07%
Entities Affiliated with Nathan Leight (5)	3,680,442	5.75%
Entities Affiliated with Vincent Smith (6)	3,547,346	5.55%
Entities Affiliated with Altai Capital Management, LLC (7)	3,252,708	5.08%
Executive Officers and Directors:
Michael Kaufman (2) and (8)	12,218,015	19.10%
Dhruv Shringi (9)	4,336,783	6.78%
Manish Amin (10)	1,138,531	1.78%
Murlidhara Lakshmikantha Kadaba (11)	117,699	[*] %
Roshan Mendis (12)	89,464	[*] %
Stephen Schifrin (13)	175,475	[*] %
Siddhartha Gupta	-	-
All current directors and officers as a group (7 persons)(14)	18,075,967	28.26%

*Less than 1 percent.

(1)	Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, India.

(2)	Based on the Schedule 13D/A filed with the SEC by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) on July 18, 2022 Consists of 12,170,301 Ordinary Shares. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(3)	Based solely on the Schedule 13G filed with the SEC on April 25, 2025 by Marval Capital Ltd., Marval Guru Fund, Marval Ltd. and Benjamin Watsa. Consists of 58,00,000 Ordinary Shares owned by Marval Guru Fund, which is managed by Marval Capital Ltd. Marval Capital Ltd. (wholly owned by Marval Ltd.) has the authority to act on behalf of Marval Guru Fund, including the authority to vote and direct the disposition of shares held by the Marval Guru Fund. The shares are owned by Marval Guru Fund, which is managed by Marval Capital Ltd. (wholly owned by Marval Ltd.). Marval Ltd. is in turn wholly owned by Benjamin Watsa. The principal business address is 199 Bay Street, Suite 4000 Toronto, Ontario M5L 1A9.

(4)	Based solely on the Schedule 13D filed with the SEC on April 8, 2021 and the Schedule 13D/A filed May 13, 2021, July 27, 2021 and January 24, 2022 by (i) The 2020 Timothy J. Maguire Investment Trust (the “2020 Maguire Investment Trust”), (ii) Christopher J. Maguire, (iii) Megan Maguire Nicoletti and (iv)Timothy J. Maguire. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person. Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust. The principal business address of each of the 2020 Maguire Investment Trust, Mr. Christopher J. Maguire and Ms. Nicoletti is 300 Four Falls Corporate Center, 300 Conshohocken State Road, Suite 405, West Conshohocken, Pennsylvania 19428. The principal business address of Mr. Timothy J. Maguire is 5625 East Nauni Valley Drive, Paradise Valley, Arizona 85253.

(5)	Based on the Schedule 13G/A filed with the SEC on February 14, 2024 Represents (i) 401,000 Ordinary Shares held by Apple Orange LLC; (ii) 1,215,744 Class F Shares held by Apple Orange LLC (“Apple Orange”) convertible into 1,215,744 Ordinary Shares; (iii) 28,030 Class F Shares held by Terrapin Partners Green Employee Partnership, LLC (“Terrapin Green”) convertible into 28,030 Ordinary Shares; (iv) 422,668 Class F Shares held by Terrapin Partners Employee Partnership 3, LLC (“Terrapin Employee Partnership”) convertible into 422,668 Ordinary Shares; (v) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust (“Trust”); (vi) 550,000 Ordinary Shares held by Argyle Investors LLC; (vii) 327,000 Ordinary Shares held by Candlemaker Partners LLLP (“Candlemakers”); (viii) 158,500 Ordinary Shares held by We Deserve Better, LLC (“We Deserve Better”); and (x) 20,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of (a) Apple Orange, which is the sole managing member of Terrapin Green, (b) Candlemaker Management, which is the general partner of Candlemaker, (c) We Deserve Better, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange, Candlemaker, We Deserve Better, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker, and We Deserve Better. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. The principal business address of each of the Reporting Persons is 3725 Leafy Way, Miami, Florida 33133.

(6)	Based solely on the Schedule 13G/A filed with the SEC on February 08, 2024. Consist of 3,547,346 Ordinary Shares. These includes 3,244,895* Ordinary Shares held on Sole Voting and Dispositive Power and 302,451** Ordinary Shares held on Shared Voting and Dispositive Power. The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

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

(7)	Based solely on the Schedule 13D filed on March 05, 2026 with the SEC by Altai Capital Management, L.P. (the “Investment Manager”), Altai Capital Management, LLC (“IMGP”) and Rishi Bajaj. Consists of 3,252,708 Ordinary Shares held for the account of Altai Capital Osprey, LLC (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is PO Box 15203, Irvine, CA 92623.

(8)	Consists of 12,218,015 Ordinary shares. These include (i) 12,170,301 Ordinary Shares held by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) for which they have shared voting and dispositive power based on the Schedule 13D/A filed with the SEC on July 18, 2022 and (ii) 47,714 Ordinary Shares held by Michael Kaufman.

(9)	Consists of 4,336,783 Ordinary Shares.

(10)	Consists of 1,138,531 Ordinary Shares.

(11)	Consists of 117,699 Ordinary shares.

(12)	Consists of 89,464 Ordinary Shares.

(13)	Consists of 125,475 Ordinary Shares and 50,000 Class F Shares. In addition, he is an Investment Manager of a Company in which he has no economic interest that owns an additional shares and has disclaimed any beneficial interest in such 36,329 additional shares.

(14)	Consist of 18,025,967 Ordinary Shares and 50,000 Class F shares, held by current Directors and Officers, taken together

Significant Changes

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

As of June 30, 2026, we estimate that:

●	Approximately 94% of our outstanding ordinary shares were held in the United States by 12 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company), and

●	approximately 100% of our outstanding Class F Shares were held in the United States by approximately 16 holders of record.

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

There was no action required to recover erroneously awarded compensation which is required to be disclosed pursuant to Compensation Recovery Policy for the fiscal year ended 2025-26.

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

Consulting Agreement

On March 5, 2026, we entered into the Consulting Agreement with Mr. Shringi, a director on the Company’s board of directors, pursuant to which Mr. Shringi will provide certain consulting services related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor. The Consulting Agreement commenced retroactively effective as of March 1, 2026 (the “Effective Date”) and shall continue until six months from the Effective Date. As compensation for the services rendered under the Consulting Agreement, Mr. Shringi will receive a total cash compensation of $418,998 and reimbursements for actual out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies.

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

B. Significant Changes

We have not experienced any significant changes since the date of our consolidated financial statements included in this Annual Report.

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

The Company has adopted the Seventh Amended and Restated Memorandum of Association through Special Resolution passed by the Shareholders of the Company at the 2022 annual general meeting, attached Annual General Meeting of the Company held on August 24, 2022, enclosed as an exhibit to this Annual Report.

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

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Ordinary Shares to U.S. holders and non-U.S. holders (each as defined below). This discussion is based on provisions of the Code, the U.S. Department of the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of our Ordinary Shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

Tax Residence of Yatra and Utilization of Terrapin Acquisition Corp.’s Tax Attributes

Tax Residence of Yatra for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Yatra Online, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident generally subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874 of the Code, the first two conditions described above were met with respect to the mergers completed in July 2016 with Terrapin Acquisition Corp., because we acquired indirectly all of the assets of Terrapin Acquisition Corp. through the mergers with Terrapin Acquisition Corp., and Yatra Online, including its “expanded affiliated group,” did not have “substantial business activities” in the Cayman Islands within the meaning of Section 7874 of the Code upon consummation of the mergers with Terrapin Acquisition Corp. As a result, whether Section 7874 of the Code applies to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the mergers with Terrapin Acquisition Corp. should depend on the satisfaction of the 80% ownership test.

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

Characterization as a “Controlled Foreign Corporation” for U.S. Federal Income Tax Purposes

There is a possibility that we will be classified as a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “10% U.S. Shareholders.” For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of our outstanding Ordinary Shares. The attribution rules relating to the determination of CFC status are complex and may make it difficult to determine our CFC status for any taxable year. If we were to be classified as a CFC, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable even if the CFC has made no distributions to its shareholders, including “Subpart F income,” global intangible low-taxed income and certain other income generated by the CFC, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of our Ordinary Shares, to the extent of the current and accumulated earnings and profits of our Company attributable to such shares. The CFC rules are complex and U.S. holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances. It is not expected that we will be classified as a CFC, and the remainder of this discussion assumes that we will not be classified as a CFC for U.S. federal income tax purposes but no assurances can be offered in this regard.

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

Based on the current and anticipated value of our assets and the nature and composition of our income and assets, including goodwill, we do not believe that we were a PFIC for this taxable year ending March 31, 2025, and we do not expect that we will become a PFIC in the current taxable year or in the foreseeable future; however, no assurances can be offered in this regard. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of our Company is expected to depend, in part, upon (a) the market value of our Ordinary Shares, and (b) the composition of our assets and income. A decrease in the market value of our Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to expectations, we are a PFIC for this taxable year or in a future year. Accordingly, there can no assurance that we will not be a PFIC for this taxable year or any future taxable year.

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

MATERIAL INDIAN TAX CONSEQUENCES

The following is a general discussion of material Indian tax consequences of ownership and disposition of our registered ordinary shares for investors who are not residents in India as per the Indian Income Tax Act, 2025, or the IT Act. This discussion is based on the provisions of the IT Act, which are in force as of the date of this Annual Report and interpretations thereof as pronounced in judicial precedents and is subject to change.

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

Investors May be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares

As per Section 9(10)(a) of the IT Act, income arising directly or indirectly through the sale of a capital asset being any share or interest in a company incorporated outside of India, will be subject to tax in India if such share or interest directly or indirectly derives its value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India). Further, a share or an interest in an entity is said to derive its value substantially from assets located in India when the following two conditions are satisfied: (i) the value of the assets located in India owned directly or indirectly by an entity whose shares or interest are transferred exceeds INR 100 million and (ii) the value of assets located in India is at least 50% of the value of all assets owned by the entity whose shares or interest are the subject matter of transfer (Section 9(10)(b) of the IT Act). The value of the assets is computed on a fair value basis as per a specific method prescribed under the Income Tax Rules, 2026 (Rule 11). In case taxability is triggered under the aforesaid provisions, capital gains proportionate to the fair value of the Indian assets contributing to the value of the foreign entity whose shares are transferred are regarded as taxable in India. The manner of computing capital gains in such a scenario has been prescribed in the Income Tax Rules, 2026 (Rule 11).

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

Provisions Relating to Long Term Capital Gains and Short-Term Capital Gains

Gains arising from transfer of capital asset are charged to tax under the heading “capital gains.” A capital asset may either be a short-term or long-term capital asset, depending on the period of its holding.

Gains arising from a short-term capital asset are short-term capital gains and gains arising from long-term capital asset are long-term capital gains.

Short-term capital gains:

Shares which are not listed on a recognized stock exchange in India are regarded as short-term capital assets, if such shares are held for not more than two years immediately preceding the date of transfer (see Section 2(101) of the IT Act). Gains arising from the transfer of a short-term capital asset are taxed as short-term capital gains.

The rate of tax for short-term capital gains for a foreign company is 35% (plus applicable surcharge and cess) subject to the applicable tax treaty benefit.

For assessee other than foreign companies, the short-term capital gains are taxable at applicable slab rates as prescribed for the relevant financial year and as incorporated in the Indian Finance Act.

Long-term capital gains:

Shares which are not listed on a recognized stock exchange in India are regarded as long-term capital assets, if such shares are held for more than two years immediately preceding the date of transfer (Section 2(66) of the IT Act). Gains arising from the transfer of a long-term capital asset are taxed as long-term capital gains.

The tax rate for long-term capital gains arising on sale of shares which are not listed on a recognized stock exchange in India is 12.50% (as per Section 197(4) of the IT Act) (plus applicable surcharge and cess) subject to the applicable tax treaty benefit.

Carry Forward and Set Off Capital Loss

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the IT Act.

A long-term capital loss may be set off only against a long-term capital gain. A short-term capital loss may be set off against a short-term capital gain or long-term capital gain (see Section 111 of the IT Act).

To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years (see Section 111 of the IT Act).

In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the standard assessment procedures in India.

Withholding Tax Obligation on the Purchaser of Our Securities

As per Section 393 of the IT Act, every person making any payment to a non-resident, which is chargeable to tax in India is required to deduct tax at the appropriate rates at the time of payment or at the time of credit, whichever is earlier. Therefore, a payer would be required to deduct tax on payments at the rates in force in India or as per the applicable tax treaty, if the said sum is chargeable to tax in India.

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

Implications under Section 92 of the IT Act

Section 92(2) (m) of the IT Act provides for taxability in the hands of the purchaser of shares, if the purchase is made without consideration or for consideration less than the Fair Market Value of such shares. If any transfer of shares is undertaken at less than FMV of such shares, the difference between the FMV of such shares and purchase consideration would be taxable in the hands of purchaser as “income from other sources” and taxed at the tax rate applicable to regular income. The formula for computing FMV of listed shares takes into account market value of such shares. In case of quoted shares, the traded value of such shares represents the FMV of listed shares.

Taxation of Distributions.

Prior to April 1, 2020, dividend income distributed by Indian companies was generally subject to Dividend Distribution Tax (“DDT”) at the company level and was largely exempt in the hands of shareholders, subject to certain exceptions. With effect from April 1, 2020, India transitioned to the classical system of dividend taxation, pursuant to which dividend income is taxable in the hands of shareholders.

Under the IT Act, dividend income is taxable in the hands of shareholders at the rates applicable to such shareholders. Accordingly, the Company may be required to withhold tax from dividend payments at the rates prescribed under the IT Act or under an applicable tax treaty (including the Multilateral Instrument, where applicable), subject to the fulfilment of prescribed conditions and documentation requirements by the shareholder.

In addition, Section 148 of the IT Act contains provisions intended to mitigate the cascading effect of dividend taxation by allowing, subject to prescribed conditions, a deduction to an eligible domestic company in respect of specified dividend income received from another domestic company, foreign company or business trust, to the extent such dividend income is further distributed by it.

Further, pursuant to Section 93 of the IT Act, no deduction is generally allowable from dividend income except for interest expense, and such deduction is subject to the limits prescribed under the IT Act, 2025.

Taxation of Employee Stock Options.

Under Section 17 of the IT Act, any specified securities or sweat equity shares allotted or transferred, directly or indirectly, by a company free of cost or at concessional rate to its current or former employees are taxable in the hands of employees as a “perquisite”. The value of the perquisite is the fair market value, or FMV, of the specified security or share as on the date of exercise of the option by the employee as reduced by the amount actually paid by, or recovered from the employee in respect of such security or share. The value of the perquisite so computed is added to the income chargeable to tax in the hands of the employee under the head “salaries” and subject to tax at the rate applicable to the individual employee.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

1)	On December 16, 2021, Yatra Online, Yatra USA Corp. (f/k/a Terrapin Acquisition 3 Corporation) (“Yatra USA”) and the holders (the “Yatra USA Class F Holders”) of Yatra USA’s Class F Common Stock, par value $0.0001 (the “Yatra USA Class F Shares”) entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). The Amendment amends the Exchange and Support Agreement, dated December 16, 2016, between Yatra, Yatra USA and the Yatra USA Class F Holders (the “Exchange and Support Agreement”), pursuant to which the Yatra USA Class F Holders had the right to exchange any or all of their Yatra USA Class F Shares, at their option and from time to time, for the same amount of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Yatra. The Exchange and Support Agreement was originally due to expire on December 16, 2021 pursuant to its terms. Pursuant to the Amendment, the Exchange and Support Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F Holders.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our group chief executive officer and our Principal Financial Officer and Principal Accounting Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on their evaluation as of March 31, 2026, our Group Chief Executive Officer and Principal Financial Officer and Principal Accounting Officer have concluded that our controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting as described below.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Group Principal Financial Officer and Principal Accounting Officer and executed by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements and can only provide reasonable assurance with respect to the preparation and presentation of our financial statements.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and the Company’s overall control environment. As a result of this assessment, management concluded that there were material weaknesses in its internal control over financial reporting, as described below, existed as of March 31, 2026, and hence, the internal control over financial reporting was not effective as at that date.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses in internal control over financial reporting have been identified and described in management’s assessment. These material weaknesses related to management’s failure to design and maintain effective controls over financial reporting, which impacted multiple financial statement accounts in particular revenue, receivables, payables, service cost, certain significant estimates and the financial statement closing process in particular those also relating to a certain component of Package business and the Company’s Globe India subsidiary acquired in the previous year:

●	inadequate design and operating effectiveness of certain review controls including lack of evidence of precision levels, and control attributes over completeness and accuracy of reports used;
●	inadequate design and operating effectiveness of certain controls over segregation of duties around recording and review of manual journal entries related to Globe Business; and
●	inadequate design and operating effectiveness of certain information technology (‘IT’) general controls related to the Globe and Hotel Businesses impacting relevant IT application controls and IT dependent manual controls of the respective business processes.

Remediation Plan

We have identified and begun to implement several steps to remediate the material weakness described above and to enhance our overall control environment. Our remediation process principally will include:

●	We will strengthen our governance and accountability framework by implementing enhanced monitoring, escalation, and periodic review mechanisms to ensure timely execution of control activities, prompt remediation of identified deficiencies, and sustained operating effectiveness of internal controls;

●	As part of the Group’s ongoing ERP transformation initiative, the existing ERP used by Globe will be migrated to the Group-wide D365 platform. During the transition period, management will maintain enhanced oversight over manual journal entries. Upon implementation, D365 will incorporate system-enforced segregation of duties, role-based access controls, and automated approval workflows to strengthen the internal control environment and reduce reliance on manual processes.

●	We will strengthen our information technology general controls, including user access management, change management, program development, and IT operations controls, and will reassess application-dependent controls affected by the identified ITGC deficiencies. Where necessary, we will design and implement appropriate compensating controls to mitigate the related risks until permanent remediation is achieved.

The Company’s Management believes that the measures described above will remediate the material weaknesses that has been identified and is committed to improving the Company’s controls and procedures and internal control over financial reporting. Although we intend to complete the remediation process as promptly as possible, there is no assurance as to when such remediation would be completed. As the remediation plans are or continue to be implemented, management may take additional measures or modify the plan elements described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Until the weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS Accounting Standards.

C. Not Applicable

D. Changes in Internal Control over Financial Reporting

The Management has evaluated, with the participation of our Chief Executive Officer and our Principal Financial Officer and Principal Accounting Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, except for the remediation efforts described above in respect of the material weaknesses identified, management has concluded that no such changes have occurred in the financial year ended on March 31, 2026.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO India Services Private Limited (formerly known as BDO India LLP), has served as our independent registered public accountant for years ended March 31, 2026 and March 31, 2025, while Ernst & Young Associates LLP has served as our independent registered public accountant for the year ended March 31, 2024 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered to us, including our subsidiaries, BDO India Services Private Limited (formerly known as BDO India LLP), in fiscal years 2026 and 2025.

	Fiscal
	2025	2026
	INR	INR
Audit fees (audit and review of financial statements)	29,421	33,300
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)	-	625
Tax fees (other certifications and tax advisory services)	-	-
Total	INR 29,421	INR 33,925

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us until fiscal year 2026 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total number of shares (or units) purchased	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
4/1/2025 - 03/31/2026	Nil	Nil	Nil	Nil

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

For the fiscal year ended March 31, 2026, there was no change in the Company’s independent registered public accounting firm.

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

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company, under the oversight of the audit committee of the board of directors (the “Audit Committee”), has implemented and maintains an enterprise risk management program that inter- alia contains a cybersecurity risk management program primarily designed to identify, assess, and mitigate critical risks from cybersecurity threats. Our cybersecurity risk management program incorporates elements of recognized industry standards, such as the ISO 27001 and ISO 27701. Our cybersecurity program includes safeguards such as firewalls, DDoS mitigation tools, and authentication controls.

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

Governance Related to Cybersecurity Risks

Our Infosec Team is responsible for the day-to-day oversight of cybersecurity risk assessment and management. This function works in close coordination with and reports to the Chief Information and Technology Officer, with whom they regularly discuss and review our information security and cybersecurity risk management processes.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report at pages F-1 through F-61, together with the report of the independent registered public accounting firm

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum and Articles of Association of the Registrant as in effect (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.1	Form of Subscription Agreement between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.2	2006 Share Plan of the Registrant, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.3#+	Subscriber Agreement between Yatra India and InterGlobe Technologies Inc., dated February 1, 2021(incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021).
4.4	Amended and Restated Business Combination Agreement among the Registrant, T3 Parent Corp., T3 Merger Sub Corp., Terrapin 3 Acquisition Corporation, MIHI LLC and Shareholder Representative Services LLC, dated September 28, 2016 (incorporated by reference to Annex A to the proxy statement/prospectus forming part of the Registrant’s Form F-4/A filed on November 21, 2016).
4.5	Letter Agreement, dated September 27, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Form F-4/A filed on November 15, 2016).
4.6	Repurchase Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, E-18 Limited, Capital18 Fincap Private Limited, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP and Vertex Asia Fund Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Registrant’s Form F-4/A filed on November 21, 2016).
4.7	Support Agreement, dated September 28, 2016, among Yatra Online, Inc., a Cayman Islands exempted company limited by shares, Dhruv Shringi, E-18 Limited, Capital18 Fincap Private Limited, Haresh Chawla, Harshal Shah, IDG Ventures India Fund II LLC, Pandara Trust Scheme I, Intel Capital Corporation, Macquarie Corporate Holdings Pty Limited, Manish Amin, Norwest Venture Partners IX, LP, Norwest Venture Partners X, LP, Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, Reliance Capital Limited, SVB Financial Group, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Vertex Asia Fund Pte. Ltd. and Wortal, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form F-4/A filed on November 21, 2016).

4.8	Exchange and Support Agreement, dated December 16, 2016, by and among the Registrant, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.9	Amendment No. 1 to the Exchange and Support Agreement, dated December 16, 2021, by and among Yatra Online, Inc., Yatra USA Corp. and the holders of Yatra USA Corp. Class F Common Stock party thereto (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.10	Letter Agreement, dated as of December 15, 2016, by and among the Registrant, Dhruv Shringi, Manish Amin, Harshal Shah, Haresh Chawla, Wortal, Inc., Norwest Venture Partners X, LP, Norwest Venture Partners IX, LP, Vertex Asia Fund Pte. Ltd., Rajasthan Trustee Company Pvt Ltd A/c SME Tech Fund RVCF Trust II, IDG Ventures India Fund II LLC, Reliance Capital Limited, E-18 Limited, Intel Capital Corporation, Valiant Capital Master Fund LP, Valiant Capital Partners LP, Capital18 Fincap Private Limited, Pandara Trust Scheme I, and Macquarie Corporate Holdings Pty Limited (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2018).
4.11	Forward Purchase Contract Amendment, dated as of December 16, 2016, among the Registrant, MIHI LLC and Yatra USA Corp. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.12	Letter Agreement, dated as of December 16, 2016, by and among the Registrant, Yatra USA Corp., MIHI LLC, Apple Orange LLC, Noyac Path LLC, Periscope, LLC, Terrapin Partners Employee Partnership 3 LLC, Terrapin Partners Green Employee Partnership, LLC, Jonathan Kagan, George Brokaw and Victor Mendelson (incorporated by reference to Exhibit 10.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed on December 22, 2016).
4.13	2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form S-8 filed on June 5, 2017).
4.14	Investor Rights Agreement, dated December 16, 2016, between the Registrant and the Investors party thereto (incorporated by reference to Exhibit 4.22 to the Registrant’s Form F-3 filed on May 3, 2018).
4.15	Working Capital Loan Agreement dated 10th June, 2022 between Yatra For Business Private Limited and Axis Bank Limited (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.16	Working Capital Loan Agreement dated 16th June, 2022 between Yatra India and Axis Bank Limited (incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed on August 01, 2022).
4.17	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra India (incorporated by reference to Exhibit 99.2 to the Registrant’s Foreign Report on Form 6-K filed on January 31, 2019).

4.18+†	Global Agreement, dated July 1, 2017, between Yatra India and Amadeus IT Group, S.A. (incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F/A filed on August 5, 2019).
4.19+†	Side Letter to Global Agreement, dated July 1, 2020, between Yatra India and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F filed on July 29, 2021)
4.20	Cooperation Agreement by and among The 2020 Timothy J. Maguire Investment Trust, Timothy J. Maguire and Yatra Online, Inc., dated January 17, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 6-K filed with the SEC on January 21, 2022).
4.21	Cooperation Agreement, dated July 17, 2022, by and among MAK Capital One L.L.C. and its affiliates and the Yatra Online, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on July 18, 2022).
4.22	Addendum No. 1 to Subscriber Agreement dated 30th September, 2021 between InterGlobe Technology Quotient Private Limited and Yatra India (incorporated by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023)
4.23+†	Side Letter to Global Agreement, dated 15th December, 2022, between Yatra India and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023)
4.24	Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility, Agreement for Hypothecation of Movable Fixed Assets as Additional Security executed on 2nd February, 2023 between Yatra India and Federal Bank Limited (incorporated by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.25	Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility and Agreement for Hypothecation of Movable Fixed Assets as Additional Security executed on 07th February, 2023 between Yatra For Business Private Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.42 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.26	Master Facility Agreement and Deed of Hypothecation dated 22nd February, 2023 between Yatra For Business Private Limited and IDFC First Bank Limited (incorporated by reference to Exhibit 4.43 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.27	Master Facility Agreement and Deed of Hypothecation dated 22nd March, 2023 between Yatra India and IDFC First Bank Limited incorporated by reference to Exhibit 4.44 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
4.28	First Amendment to Cooperation Agreement, dated August 29, 2023, among Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on September 01, 2023)
4.29	First Amendment to Cooperation Agreement, dated August 29, 2023, between Yatra Online, Inc. and The 2020 Timothy J. Maguire Investment Trust (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on September 01, 2023)
4.30	Renewal Credit Arrangement Letter dated April 2, 2024, between Yatra India and Axis Bank Limited. (incorporated by reference to Exhibit 4.40 to the Issuer’s Current Report on Form 20-F filed on July 31, 2024)
4.31	Supplemental Agreement For Working Capital Facility (Enhancement) executed on July 17, 2024 to original Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility dated February 07, 2023 between Yatra For Business Private Limited and Federal Bank Limited (incorporated by reference to Exhibit 4.41 to the Issuer’s Current Report on Form 20-F filed on July 31, 2024)
4.32	Second Amendment to Cooperation Agreement, dated October 15, 2024, among Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on October 18, 2024)
4.33+†	Side Letter to Global Agreement, dated August 20, 2024, between Yatra India and Amadeus IT Group, S.A (incorporated by reference to Exhibit 4.33 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2025)
4.34	Master Facility Agreement and Deed of Hypothecation Agreement dated January 31, 2025 executed between Yatra India and Yes Bank Limited. (incorporated by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2025)
4.35

Supplemental Agreement For Working Capital Facility (Enhancement) executed on August 22, 2024 to original Agreement for Sales Invoice/Bill Discounting Facility, Agreement for Working Capital Facility dated January 16, 2023 between Yatra India and Federal Bank Limited. (incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2025)

4.36

Third Amendment to the Cooperation Agreement, dated November 11, 2025 between Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on November 11, 2025).

4.37	First Amendment Agreement Dated August 25, 2025 to Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra India.
4.38	Supplemental Agreement dated December 09, 2025 executed by M/s Yatra India in favour of the Federal Bank Limited
4.39	Amended and Restated Sanction Letter dated January 06, 2026 read with Supplemental Deed of Hypothecation dated March 02, 2026 read with Supplemental Master Facility Agreement dated March 02, 2026 executed by Yatra India in favour of IDFC First Bank Limited
4.40	Addendum Sanction Letter by Axis Bank Limited advising transfer of limits from Yatra for Business Private Limited to Yatra India on account of merger of Yatra for Business into Yatra India
8.1	List of significant subsidiaries of Yatra Online, Inc. (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed on August 14, 2023).
11.1*	Insider Trading Policies and Procedures
12.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 17 CFR 240. 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by the Principal Financial Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO India Services Private Limited (formerly known as BDO India LLP), independent registered public accounting firm.
15.2*	Consent of Videc Consultant Private Limited
15.3*	Letter from Ernst & Young Associates LLP (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K furnished June 20, 2024).
15.4*	Consent of Ernst & Young Associates LLP
97.1	Compensation Recovery Policy as approved the Board of Directors of the Company. (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed on July 31, 2024)
99.1	Reference to Issuer’s Current Report on Form 6-k filed on the respective dates as stated above
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed herewith

**	Furnished herewith.

#	Confidential treatment requested.

+	Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

†	Schedules and other similar attachments have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

YATRA ONLINE, INC.

For the Years Ended March 31, 2024, 2025 and 2026

Report of Independent Registered Public Accounting Firm (BDO India Services Private Limited (formerly known as BDO India LLP); Gurugram, India; PCAOB ID #6074)	F-2
Report of Independent Registered Public Accounting Firm Ernst & Young Associates LLP (PCAOB ID :1712)	F-3
Consolidated statement of profit/(loss) and other comprehensive income/ (loss) for the year ended March 31, 2024, 2025 and 2026	F-4
Consolidated statement of financial position as at March 31, 2025 and 2026	F-5
Consolidated statement of changes in equity for the year ended March 31, 2024, 2025 and 2026	F-6
Consolidated statement of cash flows for the year ended March 31, 2024, 2025 and 2026	F-9
Notes to the consolidated financial statements	F-11

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Yatra Online, Inc.

Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Yatra Online, Inc. (the “Group”) as of March 31, 2026 and 2025, the related consolidated statements of profit/ (loss) and comprehensive income/(loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at March 31, 2026 and 2025, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of goodwill

As described in note 20 to the consolidated financial statements, as a result of the business reorganization the Group changed its cash generating units (“CGUs”) and reallocated INR 392,296 thousand of goodwill to the Air CGU and INR 859,424 thousand of goodwill to the Hotel & Package CGU. The Group performs impairment testing for goodwill annually or more frequently if the events or changes indicate that the carrying value of the goodwill may not be recoverable. In performing such impairment assessments, the Group compared the carrying value of the CGUs to the recoverable value.

We have identified goodwill impairment testing as a critical audit matter. The goodwill impairment testing requires significant judgements with respect to identification of CGUs, including determination of recoverable value as it involves complex assumptions relating to revenue growth rates for Air CGU, gross margin for Hotel & Package CGU, terminal growth rates and discount rates. These assumptions are subjective, forward-looking and are highly susceptible to changes in economic and market conditions. Auditing the Group’s goodwill impairment testing involved especially challenging and subjective auditor judgement due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Obtaining an understanding of management’s business reorganization including the rationale for change in the monitoring process as compared to the previous year, consistency of the CGUs with the Group’s current internal management reporting and operating structure, and the methodology and assumptions used in reallocation of goodwill to the Air CGU and the Hotel & Package CGU.
●	Assessing whether the reallocation of goodwill to the Air CGU and the Hotel & Package CGU is in accordance with the applicable guidance of IAS 36 “Impairment of Assets” particularly in relation to identification of CGUs that are expected to benefit from the synergies of the business reorganization.
●	E valuating the appropriateness of methodology used to allocate goodwill to the CGUs, including whether each CGU represents the lowest level at which the goodwill is monitored for internal management purposes and whether such allocation is reasonable and consistent with the appliable guidance of IAS 36.
●	Testing the significant assumptions and underlying data used by the Group in its impairment testing through: a) evaluating management’s ability to estimate future revenue growth assumption for Air CGU and gross margin assumption for Hotel & Package CGU by comparing actual results to management’s historical forecasts and approved business plans, b) comparing these assumptions to current industry trends, and c) performing sensitivity analysis over significant assumptions, including revenue growth for Air CGU, gross margin for Hotel & Package CGU, discount rates, and terminal growth rates.
●	With the assistance of our valuation specialists, evaluating the appropriateness of the valuation methodology used by management, assessed the reasonableness of the discount rates and terminal growth rates by comparing them with observable market data and industry benchmarks.

We have served as the Group’s auditor since 2024.

/s/ BDO India Services Private Limited (Predecessor Firm BDO India LLP)

Gurugram, India

July 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yatra Online, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit /(loss) and other comprehensive income/(loss), changes in equity and cash flows for the year ended March 31, 2024 of Yatra Online, Inc. (the Company), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board (IFRS).

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young Associates LLP

We have served as the Company’s auditor from 2015 to 2024.

Gurugram, India
July 31, 2024

Yatra Online, Inc.

Consolidated statement of profit/ (loss) and other comprehensive income/ (loss)

(Amount in thousands, except per share data and number of shares)

		Year ended March 31,
		2024	2025	2026
	Notes	INR	INR	INR	USD
					(refer to Note 2.4)
Revenue
Rendering of services	8	3,583,798	7,383,464	9,539,178	101,664
Other revenue	9	606,099	571,058	534,852	5,700
Total revenue		4,189,897	7,954,522	10,074,030	107,364

Other income	10	102,362	108,957	46,558	496
Service cost		866,039	4,039,046	5,273,474	56,202
Personnel expenses	11	1,348,215	1,596,258	1,988,886	21,197
Marketing and sales promotion expenses		459,935	430,106	219,987	2,345
Other operating expenses	12	1,579,352	1,779,465	2,352,055	25,067
Depreciation and amortization	13	197,527	308,899	411,505	4,386
Results from operations		(158,809)	(90,295)	(125,319)	(1,337)

Finance income	15	170,714	207,824	206,761	2,204
Finance cost	16	(286,998)	(106,877)	(127,692)	(1,361)
Listing and related expenses	43	(54,238)	-	-	-
(Loss)/ Profit before taxes		(329,331)	10,652	(46,250)	(494)
Tax (expense)/benefit	17	(37,174)	12,849	(19,768)	(211)
(Loss)/ Profit for the year		(366,505)	23,501	(66,018)	(705)

Other comprehensive income/(loss)
Items not to be reclassified to profit /(loss) in subsequent years (net of taxes)
Remeasurement loss on defined benefit plan, (net of taxes)	31	(6,006)	(3,061)	(3,690)	(38)
Items that are or may be reclassified subsequently to profit /(loss) (net of taxes)
Foreign currency translation differences gain/(loss)	31	(15,027)	202,414	(239,038)	(2,547)
Other comprehensive (loss)/ income for the year, net of tax		(21,033)	199,353	(242,728)	(2,585)
Total comprehensive (loss)/ income for the year, net of tax		(387,538)	222,854	(308,746)	(3,290)

(Loss)/ Profit attributable to:
Owners of the Parent Company		(350,943)	(106,925)	(232,990)	(2,483)
Non-controlling interest		(15,562)	130,426	166,971	1,778
(Loss)/ Profit for the year		(366,505)	23,501	(66,018)	(705)

Total comprehensive (loss)/ income attributable to:
Owners of the Parent Company		(369,860)	93,510	(474,343)	(5,054)
Non-controlling interest		(17,678)	129,344	165,594	1,765
Total comprehensive (loss)/ income for the year		(387,538)	222,854	(308,749)	(3,289)

Loss per share	18
Basic		(5.60)	(1.73)	(3.71)	(0.04)
Diluted		(5.60)	(1.73)	(3.71)	(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of financial position

(Amount in thousands, except per share data and number of shares)

		March 31, 2025	March 31, 2026
	Notes	INR	INR	USD
				(refer to Note 2.4)
Assets
Non-current assets
Property, plant and equipment	19(a)	136,824	100,598	1,072
Investment Property	19(b)	-	40,058	427
Right-of-use assets	42	183,029	257,291	2,742
Intangible assets and goodwill	20	2,344,983	2,483,450	26,468
Prepayments and other assets	21	610	3,696	39
Other financial assets	22	90,714	54,659	583
Term deposits	23	44,770	32,032	341
Other non-financial assets	24	168,883	129,210	1,376
Deferred tax assets	25	22,519	30,648	327
Total non-current assets		2,992,332	3,131,642	33,375

Current assets
Inventories		54	-	-
Trade and other receivables	26	5,568,241	5,396,927	57,518
Prepayments and other assets	21	2,163,456	1,835,763	19,565
Income tax recoverable		504,131	525,136	5,597
Other current financial assets	27	64,722	80,769	861
Term deposits	23	1,309,400	1,476,004	15,731
Cash and cash equivalents	28	605,802	1,004,077	10,701
Total current assets		10,215,806	10,318,676	109,973
Total assets		13,208,138	13,450,318	143,348

Equity and liabilities
Equity
Share capital	29	863	879	9
Share premium	29	20,595,068	20,849,558	222,206
Treasury shares	29	(418,555)	(418,555)	(4,461)
Other capital reserve	30	412,232	370,979	3,954
Accumulated deficit		(20,374,550)	(20,609,852)	(219,651)
Non-controlling interest reserve		5,032,282	5,341,099	56,923
Foreign currency translation reserve		156,353	(82,685)	(881)
Total equity attributable to equity holders of the Parent Company		5,403,693	5,451,423	58,099
Total non-controlling interest		2,501,141	2,813,032	29,980
Total equity		7,904,834	8,264,455	88,079

Non-current liabilities
Borrowings	32	20,744	12,090	129
Deferred tax liabilities	25	142,468	128,885	1,374
Employee benefits	34	65,830	103,723	1,105
Lease liabilities	42	186,339	228,583	2,436
Total non-current liabilities		415,381	473,281	5,044

Current liabilities
Borrowings	32	525,120	704,127	7,504
Trade and other payables	33	2,953,069	2,821,826	30,074
Employee benefits	34	62,550	86,011	917
Deferred revenue	35	2,390	2,511	27
Income taxes payable		1,723	1,641	17
Lease liabilities	42	51,810	84,920	905
Other financial liabilities	36	93,924	67,802	723
Other current liabilities	37	1,197,337	943,744	10,058
Total current liabilities		4,887,923	4,712,582	50,225
Total liabilities		5,303,304	5,185,863	55,269
Total equity and liabilities		13,208,138	13,450,318	143,348

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Non Controlling interest reserve*	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	-	281,394	(31,034)	707,695	11,624	719,319

Loss for the year	-	-	-	(350,943)		-	-	(350,943)	(15,562)	(366,505)

Other comprehensive income/(loss)
Foreign currency translation differences loss	-	-	-	-		-	(15,027)	(15,027)	-	(15,027)
Remeasurement loss on defined benefit plan	-	-	-	(3,886)		-	-	(3,886)	(2,120)	(6,006)
Total other comprehensive income/(loss)	-	-	-	(3,886)	-	-	(15,027)	(18,913)	(2,120)	(21,033)

Total comprehensive loss	-	-	-	(354,829)	-	-	(15,027)	(369,856)	(17,682)	(387,538)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	9,301		219,985	-	229,286	-	229,286
Exercise of options	7	122,679	-	-		(122,686)	-	-	-	-
Own shares repurchase	-	-	(210,933)	-		-	-	(210,933)	-	(210,933)
Change in non-controlling interest**	-	-	-	-	5,032,282	-	-	5,032,282	2,377,857	7,410,139
Total contribution by owners	7	122,679	(210,933)	9,301	5,032,282	97,299	-	5,050,635	2,377,857	7,428,492

Balance as at March 31, 2024	857	20,511,478	(222,152)	(20,266,623)	5,032,282	378,693	(46,061)	5,388,473	2,371,799	7,760,272

*	Non-controlling interest reserve represents difference between the fair value of consideration paid or received and changes in the carrying amount of non-controlling interest arising on changes in proportion of equity held by the non-controlling interest in subsidiary, without loss of control.
**	Pursuant to Indian IPO Yatra India (“Indian subsidiary”), non-controlling interest share has increased from 1.41% to 35.54% (Refer note 6).

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Non Controlling interest Reserve*	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2024	857	20,511,478	(222,152)	(20,266,623)	5,032,282	378,693	(46,061)	5,388,473	2,371,799	7,760,272

(Loss)/ Profit for the year	-	-	-	(106,925)	-	-		(106,925)	130,426	23,501

Other comprehensive income/loss
Foreign currency translation differences loss	-	-	-	-		-	202,414	202,414	-	202,414
Remeasurement loss on defined benefit plan	-	-	-	(1,977)		-	-	(1,977)	(1,084)	(3,061)
Total other comprehensive (loss)/ income	-	-	-	(1,977)	-	-	202,414	200,437	(1,084)	199,353

Total comprehensive loss/ (income)	-	-	-	(108,902)		-	202,414	93,512	129,342	222,854

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	975		123,811	-	124,786	-	124,786
Vested RSUs net settled for employee’s tax obligation (Refer note 30.2)	-	(6,676)	-	-		-	-	(6,676)	-	(6,676)
Exercise of options	6	90,266	-	-		(90,272)	-	-	-	-
Own shares repurchase	-	-	(196,403)	-	-	-		(196,403)	-	(196,403)
Total contribution by owners	6	83,590	(196,403)	975		33,539	-	(78,293)	-	(78,293)

Balance as at March 31, 2025	863	20,595,068	(418,555)	(20,374,550)	5,032,282	412,232	156,353	5,403,693	2,501,141	7,904,834

*	Non- controlling interest reserve represents difference between the fair value of consideration paid or received and changes in the carrying amount of non- controlling interest arising on changes in proportion of equity held by the non- controlling interest in subsidiary, without loss of control.

The accompanying notes are an integral part of the consolidated financial statements

Yatra Online, Inc.

Consolidated statement of changes in equity

(Amounts in thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital (Note 29)	Equity share premium (Note 29)	Treasury shares (Note 29)	Accumulated deficit	Non - Controlling interest reserve*	Other capital reserve (Note 30)	Foreign currency translation reserve	Total	Non-controlling interest	Total equity
Balance as at April 1, 2025	863	20,595,068	(418,555)	(20,374,550)	5,032,282	412,232	156,353	5,403,693	2,501,141	7,904,834

(Loss)/ Profit for the year	-	-	-	(232,989)	-	-	-	(232,989)	166,971	(66,018)

Other comprehensive income/(loss)
Foreign currency translation differences loss	-	-	-	-	-	-	(239,038)	(239,038)	-	(239,038)
Remeasurement loss on defined benefit plan	-	-	-	(2,312)	-	-	-	(2,312)	(1,378)	(3,690)
Total other comprehensive (loss)/ income	-	-	-	(2,312)	-	-	(239,038)	(241,350)	(1,378)	(242,728)

Total comprehensive loss/ (income)	-	-	-	(235,302)	-	-	(239,038)	(474,340)	165,594	(308,746)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	-	-	-	-	-	277,648	-	277,648	-	277,648
Vested PSUs net settled for employee’s tax obligation (Refer note 30.2)	-	(64,395)	-	-	-	-	-	-	-	(64,395)
Transfer on account of cancellation of shares	-	64,395	-	-	-	(64,395)	-	-	-
Exercise of options	16	254,490	-	-	-	(254,506)	-	-	-	-
Change in non-controlling interest	-	-	-	-	308,817	-	-	308,817	146,297	455,114
Total contribution by owners	16	254,490	-	-	308,817	(41,253)	-	522,070	146,297	668,367

Balance as at March 31, 2026	879	20,849,558	(418,555)	(20,609,851)	5,341,099	370,979	(82,685)	5,451,424	2,813,032	8,264,455

Yatra Online, Inc.

Consolidated statement of cash flows

(Amount in thousands, except per share data and number of shares)

		March 31,	March 31,	March 31,
		2024	2025	2026
	Notes	INR	INR	INR	USD
Cash flows from operating activities:
Loss before tax		(329,331)	10,652	(46,250)	(493)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13	197,527	308,899	411,505	4,386
Interest income	15	(170,715)	(207,877)	(114,489)	(1,220)
Interest costs	16	239,356	75,456	98,146	1,046
Unrealized foreign exchange loss/(gain)	16	(26,362)	(61,686)	(25,824)	(275)
Gain on disposal of property, plant and equipment	10,19	(705)	(770)	(652)	(7)
Provisions (net)		(164,909)	(22,469)	12,053	128
Expense incurred on repayment of nonconvertible debenture		-	4,375	-	-
Share-based payment expense	11	229,260	125,002	277,648	2,959
Working capital changes:
Decrease/ (increase) in trade and other receivables		(2,089,462)	(693,157)	496,688	5,293
Decrease in inventories		23	-	54	1
Increase/ (decrease) in trade and other payables		783,989	121,994	(360,750)	(3,845)
Direct taxes (paid)/ refunds		(102,033)	48,490	(62,567)	(667)

Net cash used in operating activities		(1,433,362)	(291,088)	661,456	7,050
Cash flows from investing activities:
Acquisition of business (net of cash acquired)	43	-	(1,289,800)	-	-
Purchase of property, plant and equipment	19	(20,328)	(62,586)	(38,534)	(411)
Proceeds from sale of property, plant and equipment		2,072	9,111	2,569	27
Purchase/development of intangible assets	20	(246,194)	(232,677)	(412,213)	(4,393)
Investment in term deposits		(9,684,565)	(3,052,432)	(2,354,586)	(25,094)
Proceeds from term deposits		7,596,494	4,485,124	2,268,728	24,179
Interest received	15	57,017	192,289	42,696	455
				-
Net cash from/(used in) investing activities		(2,295,504)	49,029	(491,340)	(5,237)
Cash flows from financing activities:
Proceeds from issue/(sale) of shares	43	7,688,897	-	455,114	4,850
Cost of issuance of shares		(278,757)	-	-	-
Payment of principal portion of lease liabilities	42	(46,549)	(59,544)	(71,631)	(763)
Payment of interest portion of lease liabilities	42	(32,267)	(31,612)	(38,101)	(406)
Buyback of shares		(210,448)	(199,055)	-	-
Proceeds from factoring	32	8,716,246	2,479,568	2,706,453	28,844
Repayment of factoring proceeds	32	(9,400,045)	(2,427,619)	(2,916,365)	(31,081)
Proceeds of borrowings	32	198,375	30	-	-
Repayment of borrowings	32	(1,244,455)	(727,265)	(13,827)	(147)
Repayment of vehicle loan	32	(8,751)	(16,398)	-	-
Interest paid on borrowings		(249,277)	(44,268)	(58,554)	(624)

Net cash from financing activities		5,132,969	(1,026,163)	63,089	673
Net increase/ (decrease) in cash and cash equivalents		1,347,187	(1,268,222)	(233,205)	2,486
Cash and Cash Equivalents acquired on Business acquisition		-	5,896	-	-
Effect of exchange differences on cash and cash equivalents		(108,838)	69,044	(219,266)	(2,337)
Cash and cash equivalents at the beginning of the year		503,601	1,741,950	548,668	5,847
Closing cash and cash equivalents at the end of the year		1,741,950	548,668	562,607	5,996
Components of cash and cash equivalents:
Cash on hand		72	656	390	4
On current account		814,444	444,332	652,181	6,951
Fixed deposits with banks		130,054	-	-	-
Credit card collection in hand		797,380	160,814	351,506	3,746
Total cash and cash equivalents	28	1,741,950	605,802	1,004,077	10,701
Less: Bank overdrafts	32	-	(57,134)	(441,470)	(4,705)
Total cash and cash equivalents		1,741,950	548,668	562,607	5,996

Supplementary information

Changes in liabilities arising from financing activities

Particulars	Opening balance as at April 1, 2025	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2026
Non current borrowings (including current maturities)	30,880	(13,827)	9,756	-	26,809
Current Borrowings	514,984	174,423	-	-	689,407
Total liabilities from financing activities	545,864	160,596	9,756	-	716,216

Particulars	Opening balance as at April 1, 2025	Addition/ (deletion)	Proceeds/ (repayment)	Interest element on lease liabilities	Closing balance as at March 31, 2026
Lease liabilities	238,149	148,080	(110,827)	38,101	313,503
Total lease liabilities	238,149	148,080	(110,827)	38,101	313,503

Particulars	Opening balance as at April 1, 2024	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2025
Non current borrowings (including current maturities)	232,291	(215,265)	13,854	-	30,880
Current Borrowings	405,901	109,083	-	-	514,984
Total liabilities from financing activities	638,192	(106,182)	13,854	-	545,864

Particulars	Opening balance as at April 1, 2024	Addition	Proceeds/ (repayment)	Interest element on lease liabilities	Closing balance as at March 31, 2025
Lease liabilities	215,742	79,896	(90,097)	32,608	238,149
Total lease liabilities	215,742	79,896	(90,097)	32,608	238,149

Particulars	Opening balance as at April 1, 2023	Cash flows (net)	Vehicles loans taken**	Other Changes*	Closing balance as at March 31, 2024
Non current borrowings (including current maturities)	441,054	(232,931)	24,168	-	232,291
Current borrowings	1,911,599	(1,505,698)	-	-	405,901
Total liabilities from financing activities	2,352,653	(1,738,629)	24,168	-	638,192

Particulars	Opening balance as at April 1, 2023	Addition/(deletion)	Proceeds/ (repayment)	Interest element on lease liabilities	Closing balance as at March 31, 2024
Lease liabilities	251,228	13,050	(80,803)	32,267	215,742
Total lease liabilities	251,228	13,050	(80,803)	32,267	215,742

*	includes adjustment for ancillary borrowing cost, unrealized / realized foreign exchange gain / loss.
**	In the statement of cash flows, proceeds from vehicle loan of INR 9,756 (March 31, 2025: 90,097 and March 31, 2024: INR 24,168) has been adjusted against purchase of property, plant and equipment, i.e., these are non cash transactions from Group’s perspective.

The accompanying notes are an integral part of the consolidated financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

1. Corporate information

Yatra Online, Inc. (“Yatra”) together with its subsidiaries (collectively, “the Company”, “We” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India and Singapore. The Group offers its customers the entire range of travel services including ticketing, tours and packages and reservations for hotels. The Parent Company is a public limited company incorporated and domiciled in Cayman Islands; the registered office is located at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange. Information on the Group structure is provided in Note 6.

2. Material accounting policies

2.1 Basis of preparation

The consolidated financial statements for March 31, 2026 have been prepared in conformity with International Financial Reporting Standards (Accounting Standards) as issued by the International Accounting Standards Board (IFRS). The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements are prepared on historical cost basis, except for financial instruments that have been measured at fair value (refer accounting policy regarding financial instruments).

The Accounting policies have been consistently applied by the Group for all the periods presented in these consolidated financial statements, except in relation to the new standards adopted on April 1, 2025 (Refer Note 2.2).

The consolidated financial statements of the Company for the year ended March 31, 2026 were authorized for issuance by the Parent Company’s board of directors on July 31, 2026.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

2.2 New standards, interpretations and amendments

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New Accounting Standards issued but not yet adopted

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designated at fair value through other comprehensive income. The effective date for adoption of these amendments are annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The amendments does not have any material impact on the Group’s consolidated financial statements.

The standards and amendments that have been issued but are not yet effective up to the date of issuance of the Group’s consolidated financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non- controlling interests consist of the amount of those interests at the date of the business combination and the non- controlling interests’ share of changes in equity since that date.

Profit/(loss) and each component of other comprehensive income/ loss (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

When the proportion of the equity held by the non-controlling interest in a subsidiary changes, without loss of control, the Group adjusts the carrying amount of the controlling and non-controlling interests to reflect changes in their relative interests in the subsidiary. For this purpose, non-controlling interest is measured at proportionate share of the carrying amount of the net assets, including goodwill, if any, of the respective subsidiary. The Group recognizes directly in the NCI Reserve any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent. Any transaction costs incurred in connection for sale of non-controlling interest in a subsidiary without loss of control, are deducted from equity and allocated to non-controlling interest.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non- controlling interest and other components of equity, while any resultant gain or loss is recognized in profit/(loss). Any investment retained is recognized at fair value.

2.4 Foreign currency transactions

The Group’s presentation currency is Indian national rupee (INR) as business activities of the Group are primarily located in India and carried through subsidiaries whose functional currency is INR.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Parent Company’s functional currency is United States dollar (USD). The Group’s operations are conducted through the subsidiaries where the local currency is generally the functional currency. The financial statements of entities, whose functional currency is other than INR, are translated from their respective functional currencies into INR.

Group companies

For consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit/(loss) and other comprehensive Income/(loss) are translated at average exchange rates prevailing during the year ended March 31, 2026, March 31, 2025 and March 31, 2024, except for transactions where there is a significant difference in the average exchange rate and exchange rate on the date of transaction, in which cases, the transactions are reported using rate of that date. The exchange differences arising on translation for consolidation are recognized in OCI and accumulated in equity under the head Foreign currency translation reserve. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit/(loss).

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transactions first qualify for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit/(loss).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Convenience translation

The consolidated financial statements are stated in thousands of INR. However, solely for the convenience of the readers, the consolidated statement of financial position as at March 31, 2026, the consolidated statement of profit/(loss) and other comprehensive income/ (loss) for the year ended March 31, 2026 and consolidated statement of cash flows for year ended March 31, 2026 were converted into USD at the exchange rate of 93.83 INR per USD, which is based on the noon buying rate as at March 31, 2026, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that exchange rate as well as that such numbers are in compliance as per the requirements of IFRS. Such convenience translation is not subject to audit by the Company’s Independent Registered Public Accounting Firm.

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

The operating cycle is the time between the acquisition of assets for processing and their realization / settlement in cash and cash equivalents. The Group has identified period up to twelve months as its operating cycle for classification of their current assets and liabilities.

Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit/(loss).

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

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit/(loss) and recognized in statement of profit/(loss).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

The Group provides travel products and services to leisure customers (B2C-Business to Consumer), corporate travelers (B2E-Business to Enterprise) and B2B2C (Business to Business to Consumer) travel agents in India and abroad. The revenue from rendering these services is recognized in profit/(loss) once the services are rendered. This is generally the case : 1) on issuance of ticket in case of sale of airline tickets. 2) on date of hotel booking and 3) on the date of completion of outbound and inbound tours and packages.

The application of our revenue recognition policies and a description of our principal activities, organized by segment, from which we generate our revenue, are presented below.

Air Ticketing

The Group receive commissions or service fees from the travel supplier/bank and/or travelling customer. Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fee is recognized on earned basis. Performance obligation in this regard is satisfied on issuance of airline ticket to the traveler. The Group records an allowance for cancellations at the time of the transaction based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

The Group receives upfront fee from Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on their website or other distribution channels to travel agents for using their system. The upfront fees is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the agreement, in both cases using such GDS platforms, and the balance amount is recognized as deferred revenue.

The Group earns incentives from airlines if specific targets are achieved over a period of time. Such incentives are treated as variable consideration and the Group estimates the amount of consideration to which it will be entitled in exchange for services at the contract inception date and at each reporting date using either the most likely amount method or the expected value method, depending on which method the Group expects to better predict the amount of consideration to which it will be entitled. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Group includes estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The disclosures of significant estimates and assumptions relating to the estimation of variable consideration are provided in Note 8.

Hotels and Packages (including Meeting, Incentives, Conferences, & Exhibitions (MICE))

Revenue from hotel reservation is recognized as an agent on a net commission earned basis. Revenue from service fee from customer is recognized on earned basis. Both the performance obligations are satisfied on the date of hotel booking. The Group records an allowance for cancellations at the time of booking on this revenue based on historical experience and restrict revenue recognition only to the extent that it is highly probable that a significant reversal of revenue will not occur in future periods.

Revenue from packages (including MICE) are accounted for on a gross basis as the Group controls the services before such services are transferred to the traveler and is determined to be the primary obligor in the arrangement. The Group recognises revenue from such packages on the date of completion of outbound and inbound tours and packages. Cost of delivering such services includes cost of hotels, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other services primarily comprises of revenue from sale of rail and bus tickets and revenue from freight forwarding services. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis on the date of booking of ticket, net of allowance for cancellations at the time of the transaction based on historical experience. Revenue related to freight forwarding services is recognized at the time of departure of the cargo at the origin in case of exports and in case of Imports, revenue is recognized on the basis of arrival dates. The Group acts as an agent; accordingly recognize revenue only for commission on the arrangement.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Others

Income from other source, primarily comprising advertising revenue, revenue from sale of coupons & vouchers and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed as per the terms of the agreements with respective suppliers.

Revenue is recognized net of allowances for cancellations, refunds during the period and taxes.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognized as revenue when loyalty points are redeemed or the likelihood of the customer redeeming the loyalty point become remote.

The Group incurs certain marketing and sales promotion expenses which get reduced from revenue. This includes the cost for upfront cash incentives to the end users and loyalty programs as incurred for customer inducement and acquisition for promoting transactions across various booking platforms.

Contract balances

Contract assets

A contract asset is recognized for the right to consideration in exchange for services transferred to the customer if receipt of such consideration is conditional on completion of further activities/ services, i.e., the Group does not have an unconditional right to receive consideration (refer to Note 8).

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due) (refer to Note 26).

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Finance income and Finance costs

Finance income comprises interest income on term deposits. Interest income is recognized as it accrues in the consolidated statement of profit/(loss), using the effective interest rate method (EIR).

Finance cost comprises interest expense on borrowings, interest expense on lease liability and unwinding of other financial liabilities. Interest expense is recognized in profit/(loss) using EIR.

Income Taxes

The income tax expense comprises of current and deferred income tax. Income tax is recognized in the consolidated statement of Profit and Loss, except to the extent that it relates to items recognized in the other comprehensive income or directly in equity, in which case the related income tax is also recognized accordingly.

Current tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generate taxable income.

Current income tax relating to items recognized outside profit/(loss) is recognized outside profit/(loss) (either in other comprehensive income or in equity). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses, except:

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit/(loss) and (ii) and does not give rise to equal taxable and deductible temporary differences.

●	In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

● When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor taxable profit/(loss) and (ii) and does not give rise to equal taxable and deductible temporary differences.

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

Deferred tax relating to items recognized outside profit/(loss) is recognized outside profit/(loss) (either in other comprehensive income or in equity). Deferred tax items are recognized, in correlation to the underlying transaction either in other comprehensive income/loss or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Property, plant and equipment (‘PPE’)

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized in the statement of profit/(loss) as incurred.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit/(loss) when the asset is derecognized.

Depreciation on PPE is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. The Group has used the following useful lives to provide depreciation on its PPE.

Particulars	Years
Computers and peripherals	3
Office equipment	5
Furniture and fixtures
Leasehold improvements	Amortized over the lower of primary lease period or economic useful life, whichever is less
Vehicles	3 – 7 years
Building	60 years

Leasehold improvements are amortized over the lower of primary lease period or economic useful life.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Investment property

Investment property comprises land or buildings, or part of a building, held to earn rental income, for capital appreciation, or both, rather than for use in the production or supply of goods or services, for administrative purposes, or sale in the ordinary course of business.

Investment property is initially measured at cost, including directly attributable transaction costs. Subsequent to initial recognition, investment property is carried at cost less accumulated depreciation and accumulated impairment losses, if any, in accordance with the cost model prescribed under IAS 40 Investment Property.

Investment property is transferred from property and equipment when, and only when, there is a change in use evidenced by the end of owner-occupation and the commencement of holding the property to earn rentals or for capital appreciation. On the date of transfer, the carrying amount of the property under IAS 16 Property, Plant and Equipment becomes its deemed cost for subsequent accounting as investment property.

Depreciation is recognized on a straight-line basis over the estimated useful life of the building, consistent with the Group’s policy for similar owner-occupied properties. Land is not depreciated. The residual values, useful lives and depreciation methods are reviewed at each reporting date and adjusted prospectively, if appropriate.

Investment property is derecognized upon disposal or when it is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition is recognized in the consolidated statement of profit/(loss) in the period in which the property is derecognized.

The Group assesses at each reporting date whether there is any indication that an investment property may be impaired. Where such an indication exists, the Group estimates the recoverable amount of the asset and recognizes an impairment loss, if any, in accordance with IAS 36 Impairment of Assets.

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

Research and development costs

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses, if any. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit in profit/(loss). During the period of development, the asset is tested for impairment annually.

Internally generated intangibles, excluding capitalized development costs, are not capitalized. Instead, the related expenditure is recognized in profit/(loss) in the period in which the expenditure is incurred.

Intangible assets with finite life are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets is recognized in profit/(loss).

Intangible assets are amortized as below:

Intellectual property rights	3 years
Computer software and websites	3 to 5 years
Supplier relationship	15 years
Trademarks	15 years
Customer relationships	10-15 years

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

●	Buildings	3 to 9 years
●	Others	3 to 5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. Refer “Impairment of non-financial assets” policy.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

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

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of building (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Refer to Note 42 for disclosures on leases.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

(i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, at fair value through other comprehensive income (OCI), and fair value through profit/(loss).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit/(loss), transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined as per IFRS 15.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortized cost (debt instruments)
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit/(loss)

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit/(loss) when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes cash and cash equivalents, trade receivables, cash and cash equivalents, term deposits, security deposits and employee loans. For more information on receivables, refer to Note 26. The Group does not have material financial assets classified under other categories.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass- through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

The Group recognized an allowance for expected credit losses (ECLs) for all financial assets which are debts instruments and not held at fair value through profit/(loss). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit/(loss), loans and borrowings or payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing borrowings including bank overdrafts.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit/(loss)

Financial liabilities at fair value through profit/(loss) for which the gain or loss is routed through profit/(loss).

Loans and borrowing

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included as finance costs in profit/(loss). This category applies to interest- bearing borrowings, trade and other payables.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit/(loss).

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

● In the principal market for the asset or liability, Or

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

(Amounts in INR thousands, except per share data and number of shares)

Fair-value related disclosures for financial instruments that are measured at fair value or where fair values are disclosed, are summarised in the note no 7.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit/(loss) on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

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

Borrowing cost

Borrowing cost includes interest and amortization of ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Fair value less costs to sell is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, less the costs of disposal. Impairment losses, if any, are recognized in profit/(loss) as a component of depreciation and amortization expense.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, that is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in profit/(loss).

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

These estimates are reviewed at each reporting date and adjusted to reflect the current best estimates.

Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of Profit and Loss net of any reimbursement.

Contingent liabilities

Disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably.

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

(Amounts in INR thousands, except per share data and number of shares)

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

All expenses, excluding remeasurements of the net defined benefit liability (asset), in respect of defined benefit plans are recognized in profit/(loss) as incurred. Remeasurement, comprising actuarial gains and losses and the return on the plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI (Other comprehensive income) in the period in which they occurred. The remeasurements are not re-classified to profit/(loss) in subsequent years.

The Group’s contribution to defined contribution plans are recognized in profit/(loss) as and when the services are rendered by employees. The Group has no further obligations under these plans beyond its periodic contributions.

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

The cost of equity-settled transactions is determined at the fair value at the date when the grant is made using Black- Scholes valuation model, further details of which are given in Note 30.

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (other capital reserves), over the period in which the service conditions and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit/(loss) for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

(Amounts in INR thousands, except per share data and number of shares)

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

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

- present specified categories and defined subtotals in the statement of profit/(loss) and other comprehensive income/(loss);

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

IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

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

Assessment of cash-generating units (“CGUs”) for goodwill impairment testing

During the current year, following the merger and the resulting changes in the Group’s operating structure, including the integration of the Group’s operations (as disclosed in Note 20), and the manner in which management monitors and evaluates business performance, management reassessed the identification of the cash-generating units (“CGUs”) to which goodwill is allocated for impairment testing purposes in accordance with IAS 36. This reassessment required significant judgment in determining the lowest level within the Group at which goodwill is monitored for internal management purposes, including the reallocation of goodwill to the revised CGUs. In performing this assessment, management considered the Group’s revised operating structure, internal reporting framework, budgeting and forecasting processes, and the manner in which the economic benefits arising from goodwill are expected to be realized.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is higher of value in use and fair value less cost to sell. During the current year, following the merger and the resulting changes in the Group’s operating structure, including the integration of the Group’s operations (as disclosed in Note 20), and the manner in which management monitors and evaluates business performance, management reassessed the identification of the cash-generating units (“CGUs”) to which goodwill is allocated for impairment testing purposes in accordance with IAS 36. Determining the appropriate CGUs, and allocation of goodwill requires significant judgment and estimation.

The Group first determines value in use to calculate recoverable amount. If value in use calculation indicates impairment, then fair value less cost to sell is also determined. The value in use calculation is based on a DCF model. The cash flows are derived from the budget approved by the management for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. After budget period, cash flow is determined based on extrapolation. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group.

The key assumptions used to determine the recoverable amount for the CGUs, including sensitivity analysis, are disclosed and further explained in Note 20.

The Group tests goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)	Measurement of Expected Credit Loss (ECL) for uncollectible trade receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision matrix is initially based on the Group’s historical observed default rates. The Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Also refer to Note 26.

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

h)	Recognition of variable consideration incentives pertaining to air ticketing

The Group receives incentives from Global Distribution System (“GDS”) providers for achieving minimum performance thresholds of ticket segments sales over the term of the agreement. The Group does not have a right to payment until the ticket segment thresholds as agreed are met. The variable considerations (i.e. incentives) to be included in the transaction price is estimated at inception and adjusted at the end of each reporting period as additional information becomes available only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. For doing such assessment, management considers various assumptions which primarily includes the Group’s estimated air ticket sales growth rates and the impact of marketing initiatives on the Group’s ability to achieve sales targets set by the GDS providers. These assumptions are forward looking and could be affected by future economic and market conditions. Also refer note 8.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

2. Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations and Meeting, Incentives, Conferences, & Exhibitions (M.I.C.E). For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, is treated as one reportable segment due to similarities in the nature of services

3. Other services primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.

Information about Reportable Segments:

	Reportable segments
	Air Ticketing			Hotels and Packages			Other Services			Total
	March 31			March 31			March 31			March 31
Particulars	2024	2025	2026	2024	2025	2026	2024	2025	2026	2024	2025	2026

Revenue as per IFRS - Rendering of services*	1,729,305	1,925,254	2,449,428	1,693,962	5,138,044	6,775,312	160,531	320,165	314,438	3,583,798	7,383,464	9,539,178
Customer inducement and acquisition costs	2,773,118	1,662,928	1,923,230	312,206	350,741	260,058	18,544	15,858	13,956	3,103,868	2,029,527	2,197,244
Service cost	-	-	-	(866,039)	(4,016,080)	(5,273,474)	-	(22,966)	-	(866,039)	(4,039,046)	(5,273,474)
Adjusted margin	4,502,423	3,588,182	4,372,658	1,140,129	1,472,705	1,761,897	179,075	313,057	328,394	5,821,627	5,373,945	6,462,948

Other revenue #										606,099	571,058	534,852
Other income										102,362	108,957	46,558
Customer inducement and acquisition costs (recorded as a reduction of revenue)										(3,103,868)	(2,029,527)	(2,197,244)
Personnel expenses										(1,348,215)	(1,596,258)	(1,988,886)
Marketing and sales promotion expenses										(459,935)	(430,106)	(219,987)
Other operating expenses										(1,579,352)	(1,779,465)	(2,352,055)
Finance cost										(286,998)	(106,877)	(127,692)
Depreciation and amortization										(197,527)	(308,899)	(411,505)
Finance income										170,714	207,824	206,761
Listing and related expenses										(54,238)	-	-
Profit/(Loss) before taxes										(329,331)	10,652	(46,250)
Tax (expense)/benefit										(37,174)	12,849	(19,768)
Profit/(Loss) for the year										(366,505)	23,501	(66,018)

*	There were no inter-segment revenue during the year ended March 31, 2024, March 31, 2025 and March 31, 2026. This amount constitutes of ‘revenue from external customer only.

#	Other revenue primarily comprises the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

The CODM does not review segment assets or segment liabilities in allocating resources or assessing segment performance. Accordingly, such information is not disclosed in accordance with IFRS Accounting Standards.

Notes: For purposes of reporting to the CODM, certain promotion expenses including upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses (included under Unallocated expenses).

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Reconciliation of Reportable Segments Revenue to the Group’s Total Revenue:

	Total
	March 31
Particulars	2024	2025	2026
Revenue as per IFRS - Rendering of services	3,583,798	7,383,464	9,539,178
Other Revenue	606,099	571,058	534,852
Total Revenue	4,189,897	7,954,522	10,074,030

Geographical Information:

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets

	Non current assets*
	March 31, 2025	March 31, 2026

India	2,664,836	2,841,339
Others	-	-
Total	2,664,836	2,841,339

*	Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

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

6. Group information

A. The Group’s subsidiaries along with the proportion of ownership interests and the voting rights held directly or indirectly by the Parent Company are disclosed below. The country of incorporation is also their principal place of business. The consolidated financial statements of the Group includes:

Information about group subsidiaries			% Equity interest
Name	Principal activities	Country of incorporation	March 31, 2025		March 31, 2026

Travel Holding Cyprus Limited###	Investment Company	Cyprus	100		100
Yatra USA Corp	Investment Company	USA	100	**	100	**
Yatra USA, LLC	Travel & Travel related services	USA	100		100
Asia Consolidated DMC Pte. Ltd.	Travel & Travel related services	Singapore	100		100
Middle East Travel Management Company Private Limited	Travel & Travel related services	India	100		100
Yatra Online Limited##	Travel & Travel related services	India	64.46	*	62.66	*
TSI Yatra Private Limited	Travel & Travel related services	India	64.46	#	62.66	#
Yatra Middle East L.L.C-FZ	Computer programming, consultancy and related activities, arranging and assembling tours and forwarding of freight	United Arab Emirates	64.46	#/	62.66	#/
Yatra MICE and Holidays Limited (formerly known as Yatra MICE and Holidays Private Limited)	Travel & Travel related services	India	63.82	***	62.02	***
Globe All India Services Limited	Travel & Travel related services	India	64.46	*	62.66	*

*	Remaining shares of 37.35% (March 31, 2025: 35.54%) are held by the public and institutional shareholder (non-controlling shareholder) as at March 31, 2026. Refer to note 29.

**	Includes 18.63% (March 31, 2025: 18.63%) Class F Shares owned by Terrapin 3’s founder stockholders having no voting right. Terrapin 3’s founder stockholders also own Class F Shares in the Company having no economic value and have an exchange right to acquire Ordinary Shares of the Company. During the year ended March 31, 2025, George Brokaw, Class F shareholder of Yatra USA Corp has exchanged 15,000 Class F Shares with the Ordinary Shares of Yatra Online, Inc.

***	Remaining shares of 37.98% (March 31, 2025: 36.18%) are held are held indirectly by the non-controlling shareholder as at March 31, 2026 through Yatra Online Limited.

#	Remaining shares of 37.34% (March 31, 2025: 35.54%) are held indirectly by the non-controlling shareholder as at March 31, 2026 through Yatra Online Limited.

##

During the fiscal year 2026, Yatra Online Limited and its five wholly owned subsidiaries were amalgamated which resulted in change in group information from the fiscal year March 31 2025 (Refer: Note 45).

###	During the fiscal year 2026, THCL sold 2,833,000 shares (representing 1.80%) of Yatra Online Limited in an open market, which resulted in change in percentage of equity interest.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

B. Joint Venture

The Group had a 50% interest in Yatra MICE and Holidays Limited (formerly known as Adventure & Nature Network Private Limited) until June 18 2024 and became subsidiary w.e.f. June 19 2024. For more detail, refer to Note 14.

C. Non-controlling interests

Details of subsidiaries that have material non-controlling interests

The non-controlling interests that are material to the Group primarily relates to Yatra India (Indian subsidiary and its step-down subsidiaries) as at and for the year ended March 31, 2026.

The table below shows summarized consolidated financial information of Yatra India, before intercompany eliminations:

(i) Consolidated statement of financial position

	As at March 31
	2025	2026	2026
	(INR)	(INR)	(USD)
Non-current assets	2,982,968	3,117,610	33,226
Current assets	10,086,815	10,107,027	107,717
Non-current liabilities	415,344	473,281	5,044
Current liabilities	4,979,925	4,509,083	48,056
Total equity	7,674,514	8,242,273	87,843

Attributable to:
Non-controlling interests	2,501,141	2,813,032	29,980
Equity attributable to equity holders of the parent	5,173,373	5,429,241	57,863

(ii) Consolidated statement of profit/(loss) and other comprehensive income or loss

	For the year ended March 31
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Revenue	4,186,676	7,950,976	10,065,098	107,270
Other income	102,294	113,653	51,672	551
Expenses	(4,195,487)	(7,779,148)	(9,710,950)	(103,495)
Finance income	157,132	203,964	206,483	2,201
Finance cost	(245,957)	(101,256)	(125,510)	(1,338)
Listing and related expenses	(54,238)	-	-	-
Tax expense	(32,514)	14,472	(18,290)	(195)
Profit/(Loss) for the year	(82,094)	402,661	468,503	4,994
Other comprehensive income for the year, net of tax	(5,958)	(3,058)	(3,688)	(39)
Total comprehensive income / (loss) for the year, net of tax	(88,052)	399,603	464,815	4,955

Profit/(Loss) for the year attributable to:
Non-controlling interests	(29,175)	130,426	166,971	1,780
Equity holders of the parent	(52,919)	272,236	301,532	3,214

Total comprehensive income / (loss) attributable to:
Non-controlling interests	(31,293)	129,344	165,594	1,765
Equity holders of the parent	(56,759)	270,259	299,221	3,190

(iii) Consolidated statement of cash flows

	For the year ended March 31
	2024	2025	2026	2026
	(INR)	(INR)	(INR)	(USD)
Net cash generated from operating activities	(1,424,478)	(886,480)	760,655	8,107
Net cash used in investing activities	(2,337,311)	936,981	(448,850)	(4,784)
Net cash generated from financing activities	4,663,085	(1,022,045)	(544,340)	(5,801)
Net increase in cash and cash equivalents	901,296	(971,544)	(232,535)	(2,478)

D. Change in interest without loss of control

Pursuant to sale of shares of Indian subsidiary by THCL, non-controlling interest share has increased from 35.54% to 37.34%. Following is a schedule of change in interest without loss of control:

Following is a schedule of change in interest without loss of control:

For the year ended March 31, 2026

Cash consideration received from non-controlling shareholders*	455,026
Less: Proportionate interest of non-controlling shareholder in net asset of Indian subsidiary	146,209
Difference recognized in Non-controlling interest reserve within equity	308,817

*	disclosed as “Change in non-controlling interest” under financing activities in Consolidated Statement of Cash flow

Additional NCI measurement on the date of change in interest:

Proportionate interest of non-controlling shareholder in net asset of Indian subsidiary	146,209
Less: Transaction costs attributed to NCI	-
Amount recognized as NCI	146,209

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

7. Fair value measurement

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the consolidated financial statements.

Fair values

The management assessed that the fair values of trade receivables, cash and cash equivalent, term deposits, trade payables, borrowings, security deposits and other liabilities approximates their carrying amounts largely due to the short-term maturities of these instruments.

	Carrying value		Fair value
	As at March 31,	As at March 31,	As at March 31,	As at March 31,
	2025	2026	2025	2026
Financial assets
Assets carried at amortized cost
Trade and other receivables	5,568,241	5,396,927	5,568,241	5,396,927
Cash and cash equivalents	605,802	1,004,077	605,802	1,004,077
Term deposits	1,354,170	1,508,036	1,354,170	1,508,036
Other financial assets	155,436	135,427	155,436	135,427
Total	7,683,649	8,179,894	7,683,649	8,179,894

Financial liabilities
Liabilities carried at amortized cost
Trade and other payables	2,953,069	2,821,826	2,953,069	2,821,826
Borrowings	545,864	716,217	545,864	716,217
Other liabilities	93,924	67,802	93,924	67,802
Lease liabilities	238,149	313,503	238,149	313,503
Total	3,831,006	3,919,348	3,831,006	3,919,348

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

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

		March 31, 2025
	Carrying value	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	1,354,170	-	1,354,170	-	1,354,170
Other financial assets	155,436	-	155,436	-	155,436
Total assets	1,509,606	-	1,509,606	-	1,509,606

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	5,45,864	-	5,45,864	-	5,45,864
Lease liabilities	2,38,149	-	2,38,149	-	238,149
Total Liabilities	7,84,013	-	7,84,013	-	7,84,013

		March 31, 2026
	Carrying value	Level 1	Level 2	Level 3	Total
Assets carried at amortized cost and for which fair value is disclosed
Term deposits	1,508,036	-	1,508,036	-	1,508,036
Other financial assets	135,427	-	135,427	-	135,427
Total assets	1,643,463	-	1,643,463	-	1,643,463

Liabilities carried at amortized cost and for which fair value is disclosed
Borrowings	716,217	-	716,217	-	716,217
Lease liabilities	313,503	-	313,503	-	313,503
Total Liabilities	1,029,720	-	1,029,720	-	1,029,720

There are no differences between carrying value and fair value determined.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring fair values at March 31, 2025 and March 31, 2026 as well as the inputs used.

Type	Valuation technique	Inputs used
Financial Instruments for which fair value is disclosed:

Borrowings	Discounted cash flows	Prevailing interest rate in market, future payouts.

Term deposits	Discounted cash flows	Prevailing interest rate in market, cash flows.

Other financial assets	Discounted cash flows	Prevailing interest rate in market, cash flows.

Other liabilities	Discounted cash flows	Prevailing interest rate in market, cash flows.

8. Rendering of services

8.1 Disaggregation of revenue

In the following tables, revenue is disaggregated by product type

Revenue by Product types

	March 31,
	2024	2025	2026
Air Ticketing	1,729,305	1,925,254	2,449,428
Hotels and Packages	1,693,962	5,138,044	6,775,312
Other Services	160,531	320,166	314,438
	3,583,798	7,383,464	9,539,178

The Company disaggregates its revenue from contracts with customers by the timing of transfer of products and services to customers, as the Company believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company disaggregates the revenue in the following table:

		March 31,
Particulars	Timing of Transfer	2024	2025	2026
Air ticketing	Point in time	1,719,723	1,895,802	2,420,039
Air ticketing	Over the time	9,582	29,452	29,389
Hotels and Packages	Point in time	1,693,962	5,138,044	6,775,312
Other Services	Point in time	160,531	320,166	314,438
		3,583,798	7,383,464	9,539,178

8.2 Contract balances

Contract assets

The Group did not have any contract assets as at March 31, 2026 or March 31, 2025.

Contract liabilities

A contract liability is the obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group’s performance obligations which is classified as “advance from customers” and consideration allocated to customer loyalty programs which is classified as “deferred revenue”.

	March 31,
	2025	2026
Advance from customers (refer to Note 37)	1,027,588	861,238
Deferred revenue (refer to Note 35)	2,390	2,511
Total Contract liabilities	1,029,978	863,749

Changes in contract liabilities are as follows:

	March 31,
	2025	2026
Balance at the beginning of the year	622,178	1,027,588
Revenue recognized during the year	(520,441)	(2,383,175)
Refund during the year	(9,103)	(5,117)
Advances received during the year	934,954	2,221,942
Balance at the end of the year	1,027,588	861,238

No information is disclosed about remaining performance obligations at March 31, 2026 and March 2025 that have an original expected duration of one year or less, as allowed by IFRS 15.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

9. Other revenue

	March 31,
	2024	2025	2026
Marketing revenue *	606,099	571,058	534,852
Total	606,099	571,058	534,852

*	Primarily comprising advertising revenue and fees for facilitating website access to travel insurance providers.

10. Other income

	March 31,
	2024	2025	2026
Liability no longer required to be paid*	100,492	106,571	44,247
Gain on termination/rent concession of leases (Refer note 42)	-	619	-
Gain on sale of property, plant and equipment (net)	705	770	652
Miscellaneous income	1,165	997	1,659
Total	102,362	108,957	46,558

*	Liability no longer required to be paid represent trade payables in respect of which the Group does not have any further obligation.

11. Personnel expenses

	March 31,
	2024	2025	2026
Salaries, wages and other short term employee benefits	1,020,823	1,346,103	1,520,615
Contributions to defined contribution plans	54,683	63,661	65,797
Expenses related to defined benefit plans (Refer note 34)	10,490	17,216	46,713
Share based compensation costs (Refer note 30)	229,260	124,787	277,648
Employee welfare expenses	32,959	44,491	78,113
Total	1,348,215	1,596,258	1,988,886

12. Other operating expenses

	March 31,
	2024	2025	2026
Commission	360,877	304,932	754,010
Communication	179,656	210,303	377,699
Legal and professional fees	346,867	480,944	412,805
Outsourcing fees	35,924	36,054	31,519
Payment gateway and other charges	511,948	414,969	491,098
Bad debts written-off and allowance for credit impaired receivables and other advances	(43,697)	84,415	75,026
Duties and taxes	2,606	51,985	34,042
Rent (Refer Note 42)	3,646	10,968	15,066
Repairs and maintenance	48,056	59,728	78,715
Travelling and conveyance	41,200	38,868	51,818
Insurance	55,637	48,139	35,974
Corporate social responsibility (CSR) expense	-	4,998	2,205
Reversal of provisions	-	-	(42,831)
Miscellaneous expenses	36,632	33,162	34,909
Total	1,579,352	1,779,465	2,352,055

13. Depreciation and amortization

	March 31,
	2024	2025	2026
Depreciation	20,336	40,771	50,557
Amortization	122,920	206,682	283,038
Depreciation on right of use assets	54,271	61,446	77,910
Total	197,527	308,899	411,505

14. Investment in joint venture

The Group previously held a 50% interest in Yatra MICE and Holidays Limited (formerly known as Yatra MICE and Holidays Private Limited) (“Yatra MICE”), an entity incorporated in India and engaged in the business of adventure travel and MICE services. The Group had entered into a Memorandum of Understanding (“MoU”) with Snow Leopard Adventures Private Limited (“SLA”) on September 28, 2012 to establish Yatra MICE as a joint venture entity.

Prior to the acquisition of additional interest, the Group and SLA had joint control over Yatra MICE, with both parties having equal rights in the management of Yatra MICE and requiring unanimous consent for significant decisions at the board and shareholder levels. Accordingly, the Group accounted for its investment in Yatra MICE as a joint venture using the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

Pursuant to a Share Purchase Agreement executed on June 19, 2024, the Group acquired an additional 49% of the equity share capital of Yatra MICE from SLA for a cash consideration of INR 9,799. Following the acquisition of the additional interest, the Group obtained control over Yatra MICE and accordingly Yatra MICE became a subsidiary of the Group from June 19, 2024. The Group remeasured its previously held interest in Yatra MICE at fair value and accounted for the acquisition in accordance with IFRS 3, Business Combinations.

The assets acquired and liabilities assumed, and the resulting goodwill arising from the acquisition, have been disclosed in Note 43, Business combinations.

As Yatra MICE became a subsidiary during the year ended March 31, 2025, the Group’s consolidated financial statements include Yatra MICE’s results of operations from the date control was obtained.

The Group’s previously held investment in Yatra MICE, which was accounted for using the equity method until June 18, 2024, was derecognized upon obtaining control.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Investment in joint venture is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures in the consolidated financial statements. Summarized financial information of the joint venture, based on its IFRS financial statements as at June 18, 2024, and reconciliation with the carrying amount of the investment in the consolidated financial statements are set out below:

Summarized statement of financial position of ANN:

As at June 18, 2024
Current Assets
Cash and cash equivalents	2,872
Other current financial assets	338
Non-current liabilities
Employee benefits	(151)

Current liabilities
Borrowings	(109,043)
Trade and other payables	-
Employee benefits	(209)
Other non-financial liability	(2,343)

Equity	(108,536)
Group’s carrying amount of the investment (50%)	(54,268)
Transferred to other liabilities (refer to Note 37)	-
True-up of carrying value to group share loss	54,268
Net carrying amount of investment	-

Summarized statement of profit/(loss) of ANN:

	March 31, 2024	Period ended June 18, 2024
Revenue	3,417	710
Other operating expenses, including depreciation INR Nil (March 31, 2024: INR Nil)	(8,506)	(926)
Finance cost	(600)	(242)
Loss before tax	(5,689)	(458)
Income tax expense	-	-
Loss for the year/ period	(5,689)	(458)
Group’s share of loss for the year/period	(2,845)	(229)

The joint venture had contingent liabilities as at June 18, 2024 INR 4,126.

15. Finance income

	March 31,
	2024	2025	2026
Interest income on :
- Bank deposits recognized at amortized cost	160,784	154,160	110,705
- Others	6,528	49,263	55,766
Foreign exchange gain (net)	-	-	36,506
Unwinding of other financial assets	3,402	4,401	3,784
Total	170,714	207,824	206,761

16. Finance cost

	March 31,
	2024	2025	2026
Bank charges	25,120	26,044	29,041
Foreign exchange loss (net)	20,790	3,876	-
Interest on borrowings recognized at amortized cost	207,089	43,844	60,045
Interest on lease liabilities (Refer note 42)	32,267	32,608	38,101
Unwinding of other financial liabilities	-	-	-
Others	1,732	505	505
Total	286,998	106,877	127,692

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

17. Income taxes

A. Loss/ (Profit) for the year before income taxes are as follows:

	March 31,
	2024	2025	2026
Domestic	(273,102)	(347,504)	(468,934)
Foreign operations	(56,229)	358,156	422,684
Total	(329,331)	10,652	(46,250)

B. The major components of income tax expense for the years ended March 31, 2024, March 31, 2025 and March 31, 2026 are:

	March 31,
	2024	2025	2026
Current year	39,045	11,636	40,765
Adjustment related to previous year	-	(9,008)	(954)
Current income tax expenses	39,045	2,628	39,811

Origination and reversal of temporary differences	(1,871)	(15,477)	(20,043)
Deferred tax expense	(1,871)	(15,477)	(20,043)
Total income tax expenses/ (benefit) as reported in statement of profit/(loss)	37,174	(12,849)	19,768

C. Reconciliation of tax expense and accounting profit multiplied by tax rate of each jurisdiction in which the Group operates

	March 31,
	2024	2025	2026
(Loss)/ Profit for the year	(366,505)	23,501	(66,018)
Income tax expense/(reversal)	37,174	(12,849)	19,768
(Loss)/ Profit before income taxes*	(329,331)	10,652	(46,250)
Expected tax expense at statutory income tax rate#	(165)	84,863	130,037
Non-deductible expenses	17,026	1,138	904
Utilization of previously unrecognized tax losses	(29,260)	(35,867)	(1,253)
Current year losses for which no deferred tax asset was recognized	83,574	(37,497)	(137,480)
Change in unrecognized temporary differences	(35,638)	(11,639)	19,505
Effect of change in tax rate	-	(5,726)	-
Others	1,637	(8,121)	8,055
	37,174	(12,849)	19,768

*	Refer to Note A above for breakup of loss before tax into domestic (Parent Company) and foreign operations (subsidiaries).
#	The domicile of the Parent Company is Cayman Islands. The Group’s two major tax jurisdictions are India and Singapore with tax rates ranging between 25.17% to 26.00% (March 31, 2025: 25.17% to 26.00% and March 31, 2024: 25.17% to 26.00%) in India and 17% (March 31, 2025: 17% and March 31, 2024: 17%) in Singapore, that have been applied to profit/(loss) of the respective jurisdiction for determination of expected tax expense.

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

The following reflects the income and share data used in the basic loss per share computations:

	March 31,
	2024	2025	2026
Loss attributable to ordinary shareholders - Basic	(350,943)	(106,925)	(232,990)
Weighted average number of ordinary shares outstanding used in computing basic loss per share	62,672,527	61,875,719	62,796,401
Basic loss per share	(5.60)	(1.73)	(3.71)

The following reflects the income and share data used in the diluted loss per share computations:

	March 31,
	2024	2025	2026
Loss attributable to ordinary shareholders-Dilutive	(350,943)	(106,925)	(232,990)
Weighted average number of ordinary shares outstanding used in computing diluted loss per share	62,672,527	61,875,719	62,796,401
Diluted loss per share	(5.60)	(1.73)	(3.71)

Refer to Note 29 for the detailed movement in share capital during the financial year.

Loss attributable to shareholders is allocated equally for each class of share.

The Performance Stock Units (PSUs) are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions (i.e., agreed market price) in addition to the passage of time. The number of contingently issuable shares to be included in the diluted EPS calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period. The contingently issuable shares are not included in the diluted EPS calculation since no shares would be issued if the market price as at March 31, 2025 and March 31, 2026 were the market price at the end of the contingency period. Hence, these units are also anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

19(a). Property, plant and equipment

	Leasehold Improvements	Computer and Peripherals	Furniture and Fixtures	Vehicles	Office Equipment	Office Building	Total
Gross block
At April 1, 2024	228	334,944	2,544	91,941	25,603	-	455,260
On account of business combination	-	3,197	909	47	846	41,036	46,035
Additions	955	39,548	93	23,838	1,944	-	66,378
Disposals/adjustment	-	(15,562)	-	(21,817)	(758)	-	(38,137)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-
At March 31, 2025	1,183	362,127	3,546	94,009	27,635	41,036	529,536
On account of business combination							-
Additions	-	39,369	2,684	12,724	1,844	-	56,621
Disposals/adjustment	-	(4,444)	-	(7,765)	-	-	(12,209)
Transfer to investment property	-	-	-	-	-	(41,036)	(41,036)
Effects of movements in foreign exchange rates	-	-	-	-	-	-	-
At March 31, 2026	1,183	397,052	6,230	98,968	29,479	-	532,912

Accumulated Depreciation
At April 1, 2024	227	304,864	2,181	49,450	24,703	-	381,425
Charge for the year	53	21,096	205	18,124	926	367	40,771
Disposals/adjustment	-	(15,527)	-	(13,188)	(769)	-	(29,484)
Effects of movements in foreign exchange rates	-	-	-	-	-		-
At March 31, 2025	280	310,433	2,386	54,386	24,860	367	392,712
Charge for the year	106	29,872	369	18,443	1,156	264	50,210
Disposals/adjustment	-	(4,444)	-	(5,533)	-	-	(9,977)
Transfer to investment property	-	-	-	-	-	(631)	(631)
At March 31, 2026	386	335,861	2,755	67,296	26,016	-	432,314

Net block
At March 31, 2025	903	51,694	1,160	39,623	2,775	40,669	136,824
At March 31, 2026	797	61,191	3,475	31,672	3,463	-	100,598

The carrying value of vehicles held under vehicle loan have a gross book value of INR 28,083 (March 31, 2025: INR 65,291), depreciation charge for the year of INR 7,614 (March 31, 2025: INR 14,755), accumulated depreciation of INR 25,626 (March 31, 2025: INR 26,460), net book value of INR 3,737 (March 31, 2025: INR 38,831). Vehicles are pledged as security against the related vehicle loan.

Note:

During the year ended March 31, 2026, the Group has taken overdraft facility which is fully secured against pari passu charges on movable fixed assets of “Yatra India” and “GAISL”.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

19(b). Investment property

The following table represents the reconciliation of changes in the carrying value of investment property for the year ended March 31, 2026 and March 31, 2025.

Office Building
Gross carrying value
At March 31, 2025	-
Transfer from PPE*	41,036
Disposals/adjustment	-
At March 31, 2026	41,036

Accumulated Depreciation
At March 31, 2025	-
Charge for the year	347
Transfer from PPE*	631
Disposals/adjustment	-
At March 31, 2026	978

Net carrying value
At March 31, 2025	-
At March 31, 2026	40,058

Information regarding income and expenditure of Investment properties

	For the year ended March 31, 2025	For the year ended March 31, 2026

Rental income derived from investment properties	-	720
Direct operating expenses (including repairs and maintenance) arising from investment properties that generating rental income	-	-
Direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income	-	-
Profit arising from investment properties before depreciation and indirect expenses	-	720
Less - Depreciation	-	(347)
Profit arising from investment properties before indirect expenses	-	373

The Group’s investment property comprises commercial office space located in India. Management has determined that the property qualifies as investment property based on its nature, characteristics, and associated risks. The transfer to investment property was recognized at the carrying amount of the property immediately prior to the transfer, in accordance with the requirements of IAS 40, Investment Property.

As at March 31, 2026, the fair value of the property is INR 40,310. These valuations are based on valuations performed by S N Sur & Associates, an accredited independent valuer. S N Sur & Associates is a specialist in valuing these types of investment properties and is a registered valuer as defined under rule 2 of Companies (Registered Valuers and Valuation) Rules, 2017. A valuation model in accordance with that recommended by the International Valuation Standards Committee has been applied.

The Group has no restrictions on the realisability of its investment properties and no contractual obligations to purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

* The Group utilised the vacant floor of the office building for its own operations upto November 30, 2025. Effective December 1, 2025, the office space was held for rental purposes. Accordingly, the property has been classified as Investment Property from that date and is no longer classified under Property, Plant and Equipment.

The lessee has placed refundable security deposits amounting to INR 720 with the Company, repayable upon termination of the lease subject to the terms of the agreement.

Description of valuation techniques used and key inputs to valuation on investment properties:

Investment properties	FV as at March 31, 2026	Valuation technique	FV Hierarchy Level	Significant unobservable Inputs	Range (weighted average)
					31-Mar-25	31-Mar-26
Commercial building	40,310	Comparative Method	Level 3	Estimated rental value per sq. per month	NA	180,000 p.m.
Composite rate					NA	17758/sq ft

Under the comparative method, fair value is estimated by reference to market evidence of recent transactions involving comparable real property interests. This method involves analysing sales, listings, or leasing transactions of similar properties and applying appropriate adjustments to reflect differences in factors such as location, size, tenure, specification, condition, age, occupancy profile, and prevailing market conditions. The adjusted market evidence is then used to determine the fair value of the subject property based on observable market inputs and prevailing market rates.

The selection of comparable transactions and the extent of adjustments applied are determined by the nature, location, and characteristics of the property, as well as the availability and relevance of market evidence. Comparable evidence is typically analysed on the basis of price per square foot/metre, capital value, rental value, or other relevant market benchmarks. Consideration is also given to factors such as lease terms, occupancy levels, covenant strength of tenants, development potential, and any other attributes that may influence market pricing.

Significant increases/(decreases) in estimated market rental value, market unit rates, or capitalisation rates adopted from comparable evidence in isolation would generally result in a significantly higher/(lower) fair value of the properties. Conversely, significant increases/(decreases) in adjustments relating to property-specific factors such as vacancy, physical condition, lease risks, or marketability in isolation would generally result in a significantly lower/(higher) fair value.

Generally, a change in the assumptions made for estimated market rental values or market unit rates is accompanied by:

(i) A directionally similar change in comparable market transaction rates and capital values; and

(ii) An opposite change in property yield expectations, vacancy assumptions, or marketability adjustments.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

20. Intangible assets and goodwill

	Computer software and Websites	Intellectual property rights	Agent / Supplier/ relationship	Customer Relationship	Non compete agreement	Trademarks	Goodwill	Intangible under development		Total
Gross block
At April 1, 2024	2,795,032	59,209	222,169	140,336	22,171	271,329	1,015,099	81,346		4,606,691
Additions	253,191	-	-	-	-	-	-	264,384		517,575
Disposals/adjustment	-	-	-	-	-	-	-	(248,888	)*	(248,888)
On account of business combination	2,529	-	138,030	189,586	-	315,870	723,529	-		1,369,544
At March 31, 2025	3,050,752	59,209	360,199	329,922	22,171	587,199	1,738,628	96,842		6,244,922
Additions	288,664	-	-	-	-	-	-	419,064		707,718
Disposals/adjustment	(40)	-	-	-	-	-	-	(286,214	)*	(286,254)
At March 31, 2026	3,339,376	59,209	360,199	329,922	22,171	587,199	1,738,628	229,692		6,666,386
				-
Amortization and Impairment
At April 1, 2024	2,509,093	59,209	222,169	122,378	22,171	271,329	486,908	-		3,693,257
Charge for the year	173,951	-	5,093	15,981	-	11,657	-	-		206,682
Disposals	-	-	-	-	-	-	-	-		-
At March 31, 2025	2,683,044	59,209	227,262	138,359	22,171	282,986	486,908	-		3,899,939
Charge for the year	230,867	-	9,202	21,731	-	21,248	-	-		283,038
Disposals	(41)	-	-	-	-	-	-	-		(41)
At March 31, 2026	2,913,870	59,209	236,464	160,090	22,171	304,234	486,908	-		4,182,936

Net block
At March 31, 2025	367,708	-	132,937	191,563	-	304,213	1,251,720	96,842		2,344,983
At March 31, 2026	425,506	-	123,735	169,832	-	282,965	1,251,720	229,692		2,483,450

*	Intangible assets capitalized during the year.

Goodwill

The carrying amount of goodwill allocated to cash-generating units (“CGUs”) is as follows:

	March 31, 2026	March 31, 2025
Air Business CGU	392,296	-
Hotel & Packages Business CGU	859,424	-
Yatra for Business Private Limited (ATB)	-	205,358
TSI Yatra Private Limited (TSI)	-	103,670
Yatra Hotel Solutions Private Limited (Desiya) and Yatra TG Stays Private Limited (TG)	-	219,163
Globe All India Services Limited (Globe)(Refer note 44)	-	723,529
	1,251,720	1,251,720

Change in cash-generating units

Goodwill arose from business combinations completed in prior years and was initially allocated, from the acquisition date, to the respective acquired entities, representing the cash-generating units (“CGUs”) that were expected to benefit from the synergies arising from those business combinations. At the time of the respective acquisitions, these CGUs represented the lowest level within the Group at which the goodwill was monitored for internal management purposes and were not larger than the Group’s operating segments.

During the year ended March 31, 2026, the Group completed the amalgamation of six wholly owned subsidiaries into Yatra India, an indirect subsidiary of the Company, pursuant to a Composite Scheme of Amalgamation approved by the National Company Law Tribunal (“NCLT”) on October 14, 2025. The amalgamated entities comprised:

● Yatra TG Stays Private Limited

● Yatra Hotel Solutions Private Limited

● Yatra for Business Private Limited

● Travel.Co.In Private Limited

● Yatra Corporate Hotel Solutions Private Limited

● Yatra Online Freight Services Private Limited

Following the amalgamation and the resulting integration of the Group’s operations, management reassessed the identification of its CGUs in accordance with IAS 36. This reassessment reflected changes in the manner in which the Group’s operations are managed, monitored and reported for internal management purposes. Management concluded that goodwill is monitored at the business vertical level, rather than at the individual legal entity level, and that the revised CGUs represent the lowest level within the Group at which goodwill is monitored for internal management purposes and are not larger than the Group’s operating segments.

Although Globe and TSI continue to operate as separate legal entities and were not part of the amalgamation, their operations are managed and monitored together with the Group’s respective business verticals. Accordingly, the legal entity structure was not considered determinative in identifying the Group’s CGUs for the purposes of impairment testing under IAS 36.

Consequently, goodwill previously allocated to the individual acquired entities was reallocated to the revised CGUs using a relative value approach in accordance with IAS 36. Following the reallocation, goodwill is allocated to, and tested annually for impairment at, the following CGUs:

● Air Business CGU

● Hotel & Packages Business CGU

The comparative information has not been restated and reflects the allocation of goodwill to the CGUs existing at March 31, 2025. Accordingly, the comparative impairment testing methodologies presented below relate to the CGU structure that existed as at March 31, 2025 and are not directly comparable to the revised CGU structure adopted as at March 31, 2026.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Impairment testing

The Company performs an impairment test for goodwill annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In performing such impairment assessments, the Group compare the carrying value of the CGUs to the recoverable value.

For the year ended March 31, 2026, the recoverable amount of the Air Business CGU and the Hotel & Packages Business CGU was determined based on the value in use (“VIU”) methodology. The value in use calculations were based on the present value of the future cash flows expected to be generated from the continuing use of the respective CGUs.

Below table summarizes the valuation method used for determining recoverable amount of goodwill:

As at March 31, 2026
Air Ticketing	Value in use
Hotels and Packages	Value in use

The calculations incorporate cash flow projections for a period of five years based on management-approved budgets and strategic forecasts. The key assumptions used in determining the recoverable amount include expected revenue growth rates/ gross margins, terminal value growth rates, and discount rates. These assumptions reflect management’s current expectations of future operating performance and market conditions, including the time value of money and risks specific to each CGU and are as follows:

	As at March 31, 2026
	Air Ticketing	Hotels and Packages
Pre -Tax Discount rate	21.54%	18.70%
Terminal Value growth rate	5%	5%
Revenue/Gross Margin Growth rates	14.5% - 30.5%	15.3% - 30.6%

Management has determined the values assigned to each of the above key assumptions as follows:

Pre-Tax Discount Rate: The above pre-tax discount rate represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC).

Terminal Value growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period and determined based on management’s estimate.

Revenue/Gross Margin growth rates: Revenue growth in case of Air Ticketing and Gross Margin in case of Hotels and Packages was projected taking into account the average growth levels experienced in past and the estimated growth for the future.

The estimation of value in use reflects assumptions that are subject to various risks and uncertainties, including key assumptions regarding revenue growth rates including Gross margin, terminal value growth rate and discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the impairment assessments performed as of March 31, 2026, the recoverable amount of each CGU exceeded its carrying amount. Accordingly, no impairment loss was recognised in respect of goodwill during the year.

Sensitivity change in assumption

Based on the above, no impairment was identified and recorded as at March 31, 2026, as the recoverable value of the CGUs exceeded the carrying value. The calculation of value in use for “Air Ticketing” and “Hotels and Packages” is most sensitive to Revenue/Gross Margin growth rate, discount rate and long-term growth rate assumptions.

For the year ended March 31, 2026, the Group performed sensitivity analyses for the key assumptions used in the impairment assessment, including Revenue/Gross Margin growth rate, pre-tax discount rates and terminal value growth rates, based on reasonably possible changes in these parameters. The sensitivity analyses were performed for the following CGUs: “Air Ticketing” and “Hotels and Packages”.

Based on the results of these sensitivity analyses, management did not identify any reasonably possible changes in the key assumptions that would cause the recoverable amount of these CGUs to fall below their respective carrying amounts.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

In the year ended March 31, 2025, goodwill was tested for impairment at the level of the acquired subsidiaries, which represented the cash-generating units (“CGUs”) expected to benefit from the synergies arising from the respective business combinations. The recoverable amount of each CGU was determined using the value in use (“VIU”) methodology.

As at March 31, 2025
Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited	Value in use
Yatra for Business Private Limited	Value in use
TSI Yatra Private Limited	Value in use
Globe All India Services Limited	Value in use

During the year ended March 31, 2025, the Group changed the methodology used to determine the recoverable amount of the following CGUs from fair value less costs of disposal (“FVLCD”) to value in use (“VIU”):

● Yatra for Business Private Limited
● TSI Yatra Private Limited

Management concluded that the VIU methodology provided a more appropriate basis for estimating the recoverable amount of these CGUs, as it better reflected the expected future cash flows from the continuing use of the respective CGUs and represented a more reliable estimate of recoverable amount as at the reporting date. The change in methodology was applied in accordance with the requirements of IAS 36, Impairment of Assets, and did not result in the recognition of an impairment loss.

The recoverable amount of “Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited”, “Yatra for Business Private Limited”, “TSI Yatra Private Limited” and “Globe All India Services Limited” for the year ended March 31, 2025, is based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU.

These calculations use cash flow projections over a period of five years, based on financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below:

As at March 31, 2025
Pre -Tax Discount rate	21.19% - 29.79%
Terminal Value growth rate	5%
EBITDA margin over next 5 years	10.01% - 35.50%

Management determined the values assigned to each of the above key assumptions as follows:

Discount Rate: The above discount rate represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and is derived from its weighted average cost of capital (WACC).

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

The estimation of value in use reflects assumptions that are subject to various risks and uncertainties, including key assumptions regarding EBITDA margin, terminal value growth rate and discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Sensitivity change in assumption

Based on the above, no impairment was identified and recorded as at 31 March 2025, as the recoverable value of the CGUs exceeded the carrying value. The calculation of value in use for “Yatra TG Stays Private Limited & Yatra Hotel Solutions Private Limited”, “Yatra for Business Private Limited”, “TSI Yatra Private Limited” and “Globe All India Services Limited” is most sensitive to EBITDA margin, discount rate and long-term growth rate assumptions.

For the year ended March 31, 2025, the Group performed sensitivity analyses for the key assumptions used in the impairment assessment, including EBITDA margins, discount rates and terminal value growth rates, based on reasonably possible changes in these parameters. The sensitivity analyses were performed for the following CGUs: Yatra TG Stays Private Limited and Yatra Hotel Solutions Private Limited, Yatra for Business Private Limited, TSI Yatra Private Limited, and Globe All India Services Limited.

Based on the results of these sensitivity analyses, management did not identify any reasonably possible changes in the key assumptions that would cause the recoverable amount of these CGUs to fall below their respective carrying amounts.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

21. Prepayments and other assets

	March 31,
	2025	2026
Current
Advances to vendors (net of allowance)*	1,827,433	1,514,075
Balance with statutory authorities	241,796	181,538
Prepaid expenses	70,426	116,371
Due from employees	23,801	23,779
Total	2,163,456	1,835,763

Non-current
Prepaid expenses	610	3,696
Total	610	3,696

*	Advances to vendors primarily consist of amounts paid to airline and hotels for future bookings.

The movement in the allowance for doubtful advances:

	March 31,
	2025	2026
Balance at the beginning of the year	69,637	67,764
Provisions accrued during the year	5,097	-
Amount written off during the year	(6,970)	(6,410)
Balance at the end of the year	67,764	61,354

22. Other financial assets, Non-current

	March 31,
	2025	2026
Security deposits*	90,714	54,659
Total	90,714	54,659

*	Security deposit represents fair value at initial recognition of amount paid to landlord for the leased premises. Subsequently, such amounts are measured at amortised cost. As on March 31, 2026, remaining tenure for security deposits ranges from 1 month to 7 years (March 31, 2025: 6 months to 8 years).

Security deposit includes an amount of INR Nil (March 31, 2025: 40,319) maintained with ICICI Bank as a security deposit in relation to the legal proceedings with Ezeego One Travel & Tours Ltd. The proceedings have completed during the year ended March 31, 2026, and accordingly security deposit amount has been realised.

23. Term deposits

	March 31,
	2025	2026
Fixed deposits with banks	1,354,170	1,508,036
Total	1,354,170	1,508,036
Non-current	44,770	32,032
Current	1,309,400	1,476,004
Total	1,354,170	1,508,036

Term deposits as on March 31, 2026, include INR 796,418 (March 31, 2025: INR 686,851) pledged with banks against bank guarantees, sales bill discounting, vehicle loan and credit card facility (Refer note 32).

24. Other non financial assets

	March 31,
	2025	2026
Restricted asset*	167,907	128,739
Others	976	471
Total	168,883	129,210

*	Restricted asset include INR 128,739 (March 31, 2025: INR 167,907) in respect of mandatory pre-deposit required for service tax and income tax appeal proceedings in India. The service tax & Income Tax amount has been paid under protest and the Group strongly believes that it is not probable the demand will materialize.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

25. Deferred Tax

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31,
Particulars	2025	2026
Deductible temporary differences	276,775	285,174
Tax loss carry forward and unabsorbed depreciation	2,168,730	1,892,092
Total	2,445,505	2,177,266

In the Group, there are few subsidiaries for which no deferred tax assets have been recognised on deductible temporary differences of INR 1,103,158 (March 31, 2025: INR 1,070,405) and tax losses of INR 4,798,079 (March 31, 2025: INR 5,588,021) and unabsorbed depreciation of INR 2,479,197 (March 31, 2025: INR 2,771,805), as it is not probable that taxable profit will be available in near future against which these can be utilized. Tax losses are available as an offset against future taxable profit expiring at various dates through 2032 and unabsorbed depreciation is available indefinitely for offsetting against future taxable profits.

Recognized Deferred Tax Assets and Liabilities

	As at March 31, 2025	As at March 31, 2026
Deferred tax assets are attributable to the following -
Property, plant and equipment	664	688
Trade and other receivables	10,107	5,029
MAT credit	266	-
Employee benefits	9,132	10,154
Provision for expenses	63	42
Right-of-use assets	(11,293)	(5,393))
Lease Liabilities	11,597	18,679
Deferred tax asset	20,536	29,199
Remeasurement loss on defined benefit plan	1,983	1,449
Total deferred tax asset (A)	22,519	30,648
Deferred tax liabilities are attributable to the following -
Property, plant and equipment and intangible assets	(142,468)	(128,885)
Total deferred tax liability (B)	(142,468)	(128,885)

Net deferred tax liability (A-B)	(119,949)	(98,237)
Particulars	Balance as on April 01, 2025	Deferred tax asset acquired on business combination*	On account of business combination	Recognized in profit/(loss)	Recognized in other comprehensive income	Balance as on March, 31 2026
Property, plant and equipment, and intangible assets	(141,804)	-	-	13,607	-	(128,197)
Right-of-use assets	(11,293)	-	-	(5,900)	-	(5,393)
Lease liabilities	11,597	-	-	7,082	-	18,679
Trade and other receivables	10,107	-	-	(5,078)	-	5,029
Employee benefit	9,132	-	-	1,022	-	10,154
Provision for expenses	63	-	-	(21)	-	42
Remeasurement loss on defined benefit plan	1,983	-	-	-	(534)	1,449
MAT credit	266	-	-	266		-
Deferred tax liability	(119,949)	-	(146,306)	22,246	(534)	(98,237)

Particulars	Balance as on April 01, 2024	Deferred tax asset acquired on business combination*	On account of business combination	Recognized in profit/(loss)	Recognized in other comprehensive income	Balance as on March, 31 2025
Property, plant and equipment, and intangible assets	(1,957)	-	(146,306)	6,459	-	(141,804)
Right-of-use assets	(161)	-	-	(11,132)	-	(11,293)
Lease liabilities	210	-	-	11,387	-	11,597
Trade and other receivables	4,497	-	-	5,610	-	10,107
Employee benefit	1,888	4,327	-	2,917	-	9,132
Provision for expenses	93	-	-	(30)	-	63
Remeasurement loss on defined benefit plan	1,693	-	-	-	290	1,983
MAT credit	-	-	-	266		266
Deferred tax assets	6,263	4,327	(146,306)	15,477	290	(119,949)

*	Deferred tax asset acquired on account of acquisition of Globe All India Services Limited on September 10, 2024

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

26. Trade and other receivables

	March 31,
	2025	2026
Trade receivables (net of allowance)	5,523,943	5,340,435
Refund and other receivable (net of allowance)	44,298	56,492
Total	5,568,241	5,396,927

A trade receivable is a right to consideration that is unconditional upon passage of time. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

The Group, pursuant to an arrangement with bank, discounted certain of its trade receivables on a recourse basis. The receivables discounted were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer. The duration of discounting are generally on terms of upto 90 days (March 31, 2025: upto 90 days). The Group collects the contractual cash flows from its trade receivable and passes them on to its bank. In case of default by customers, the Group will be solely liable to repay to bank. The Group has not transferred substantially all the risks and rewards of ownership of such receivables discounted to the bank, and accordingly, the same were not derecognized in the statements of financial position. The amount payable to the bank is disclosed as a financial liability. As on March 31, 2026, the amount of trade receivables discounted to banks amounts to INR 275,489 (March 31, 2025: INR 508,722) and financial liability pursuant to factoring arrangement amounts to INR 247,940 (March 31, 2025: INR 457,850) (Refer to note 32 for details).

The trade receivables primarily consist of amounts receivable from customers for cost of airline, hotel and package bookings and service charges.

No trade or other receivable are due from directors or other officers of the company either severally or jointly with any other person. Nor any trade or other receivable are due from firms or private companies respectively in which any directors is a partner, a director or a member.

The Group’s exposure to credit and currency risk is disclosed in Note 39.

27. Other financial assets, current

	March 31,
	2025	2026
Interest accrued on term deposits	11,930	22,042
Security deposits (net of allowance)*	51,938	57,788
Others	854	939
Total	64,722	80,769

*	Includes security deposit represents fair value of amount paid to landlord for the leased premises. As on March 31, 2026, remaining tenure for security deposits ranges from 1 month to 7 years (March 31, 2025: 3 months to 8 years).

Security deposit includes an amount of INR Nil (March 31, 2025: INR 40,319) maintained with ICICI Bank as a security deposit in relation to the legal proceedings with Ezeego One Travel & Tours Ltd. The proceedings have completed during the year ended March 31, 2026, and accordingly security deposit amount has been realised.

The movement in the allowance for doubtful other financial assets:

	March 31,
	2025	2026
Balance at the beginning of the year	78,725	1,448
Amount written off during the year	(3,577)	-
Adjusted on account of business combination	(73,700)
Balance at the end of the year	1,448	1,448

The movement in the Government Grant during the year was as follows:

	March 31,
	2025	2026
At 01 April	48,813	-
Recorded/ (trued- up) in statement of profit/(loss)	-	-
Sale of SEIS	(47,924)	-
Loss on sale of SEIS	(889)	-
At 31 March	-	-

There are no unfulfilled conditions or contingencies attached to these grants.

28. Cash and cash equivalents

	March 31,
	2025	2026
Cash on hand	656	390
Credit card collection in hand	160,814	351,506
Balances with bank	444,332	652,181
Total	605,802	1,004,077

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

At March 31, 2026, the Group had available INR 1,530,700 (March 31, 2025: INR 1,734,016) of undrawn borrowing facilities.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

29. Equity share capital and share premium

	March 31,
Authorized shares	2025	2026
	Numbers of Shares	Numbers of Shares
Ordinary shares of INR 0.008 ($ 0.0001) each	500,000,000	500,000,000
Ordinary share Class A of INR 0.008 ($ 0.0001) each	10,000,000	10,000,000
Ordinary share Class F of INR 0.008 ($ 0.0001) each	3,159,375	3,159,375
Preference shares of INR 0.008 ($ .0001) each	10,000,000	10,000,000
	523,159,375	523,159,375

There is no change in the authorized share capital of the Parent Company during the financial ended March 31, 2025 and March 31, 2026.

A reconciliation of the shares outstanding at the beginning and end of the period is presented below:

Ordinary shares

	Numbers of Shares	Share Capital	Share Premium

Balance as at April 1, 2024	63,113,555	857	20,511,478
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	694,096	6	83,590
Own shares repurchased	(1,733,009)	-	-
Balance as at March 31, 2025	62,074,642	863	20,595,068
Exercise of option (Restricted stock units and share-based payments) (refer to Note 30)	1,915,536	16	254,490
Own shares repurchased	-	-	-
Balance as at March 31, 2026	63,990,178	879	20,849,558

The Company has following classes of shares outstanding as follows:

		Numbers of shares as at
Class of shares	Nominal value	March 31, 2025	March 31, 2026
Ordinary shares*	$0.0001	60,219,771	62,135,307
Class A shares	$0.0001	-	-
Class F shares*	$0.0001	1,854,871	1,854,871

*	For movement in class F shares to Ordinary shares, refer to note 6.

Terms/ rights attached to Ordinary Shares

The Parent Company has two class of ordinary shares outstanding as on March 31, 2025 and March 31, 2026, which entitles the holders with the following rights:

Ordinary shares

A holder of an ordinary share has one vote for each share of ordinary share held and entitled to receive dividends when declared by the board of directors.

Class F shares

Class F shares shall have the right to receive notice of, attend at and vote as a member at any general meeting of shareholders, but are not entitled to receive dividends.

Each of Class F shares issued and outstanding are convertible into 1.00001 Ordinary shares upon the exchange of parallel USA Class F share (Refer to Note 6)

In the event of liquidation of the Company, the holders of Ordinary and Class F ordinary shares are entitled to receive remaining assets of the Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

Shares reserved for issuance against equity instruments

The Parent Company reserved 1,844 shares (March 31, 2025 : 1,844, March 31, 2024 : 1,844) for issuance at exercise price of INR 445.81 ($ 5.42). These shares are considered as equity instruments and are recorded at fair value at the date of transaction under IAS 32, refer to Note 30.1.

Shares reserved for issue under options

For details of shares reserved for issue under the Employee Stock Option Plan (ESOP) of the Company, refer to Note 30.2.

Treasury shares

	Numbers of Shares	Amount
Balance as at April 1, 2024	1,441,423	222,152
Own shares repurchased	1,733,009	196,403
Balance as at March 31, 2025	3,174,432	418,555

Balance as at April 1, 2025	3,174,432	418,555
Own shares repurchased	-	-
Balance as at March 31, 2026	3,174,432	418,555

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

30. Other capital reserve

Other capital reserves

	Share-based payments (Refer note 30.2)	Equity Instruments (Refer note 30.1)	Reserve on expiry of warrant #	Total
March 31, 2024	355,094	341	23,258	378,693
Share-based payments expense during the year	123,811	-	-	123,811
Exercised during the year	(90,272)	-	-	(90,272)
Forfeited during the year	-	-	-	-
Expired during the year	-	-	-	-
March 31, 2025	388,633	341	23,258	412,232
Share-based payments expense during the year	277,648	-	-	277,648
Exercised during the year	(254,506)	-	-	(254,506)
Forfeited during the year	-	-	-	-
Expired during the year	-	-	-	-
Vested PSUs net settled for employee’s tax obligation	(64,395)			(64,395)
March 31, 2026	347,380	341	23,258	370,979

# Warrants—InnoVen (considered equity)

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

30.2 Share based payments

2016 Stock Option and Incentive Plan (the “2016 Plan”)

On December 13, 2016, the Company’s board of directors approved the 2016 Plan and on December 15, 2016, the Company shareholders approved the 2016 Plan. The 2016 Plan enables the Company to make equity based awards to its officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. The Company has reserved for issuance 6,442,211 authorized but unissued ordinary shares under the 2016 Plan as on March 31, 2026, which shares are subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

During the year ended March 31, 2026, the Company pursuant to the “2016 Plan”, options to purchase Nil (March 31, 2025: Nil) ordinary shares have been granted and 150,463 (March 31, 2025: 150,463) are outstanding as at March 31, 2026.

The share-based payment awards have the following vesting period under the same plan:-

466,100 share options will vest over a period of four years in equal quarterly installments, with first such vesting on January 1, 2021 equivalent to 1/16th of the total number of stock options and with the last such vesting on October 01, 2024

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	March 31, 2025		March 31, 2026
	No. of shares	Weighted average EP per share*	No. of shares	Weighted average EP per share*
Number of options outstanding at the beginning of the year	189,081	270.91	150,463	170.86
Granted during the year	-	-	-	-
Forfeited during the year	34,605	810.14	-	-
Expired during the year	4,013	93.95	-	-
Number of options outstanding at the end of the year	150,463	170.86	150,463	170.86

Vested/exercisable	150,463	170.86	150,463	170.86

*	The weighted average exercise price per share is fixed in USD. The amount disclosed in INR are determined by multiplying exercise price per share in USD by exchange rate of INR 93.83 per USD as at March 31, 2026 (March 31, 2025 INR 85.43 per USD).

The weighted average remaining contractual life for the share options outstanding as at March 31, 2026 was 2.76 years (March 31, 2025: 3.76).

The range of exercise prices for options outstanding at the end of the year was USD 2.00 (March 31, 2025: USD 2.00 to USD 10.00) and INR 187.66 (March 31, 2025: INR 170.86 to INR 854.30) determined based on the exchange rate as at the end of the respective reporting year.

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

2. 1,609,934 PSUs granted, vesting of these PSUs is linked to the performance of the Company’s share price and the trigger price points range from $1.80 to$10.00.

3. 692,000 RSUs granted, vesting of these RSUs would commence from June 4, 2021 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2025. Out of these 29,793 RSUs have been considered vested on grant date.

4. 1,280,154 PSUs granted, vesting of these PSUs is linked to the performance of the Company’s share price and the trigger price points range from $2.50 to $4.00. On November 25, 2025 the company has changed the vesting condition, 256,410 PSUs would immediately vested.

5. 77,720 RSUs granted to directors on quarterly basis in lieu of compensation for the financial year ended March 31, 2026. During the Financial Year 2025, 132,911 RSUs granted to directors in lieu of compensation.

6. 649,500 RSUs granted, vesting of these RSUs would commence from May 19, 2022 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on March 1, 2026.

7. 1,248,185 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra India’s share price and the trigger price points range from $2.50 to $4.00. On November 25, 2025 the company has changed the vesting condition, 256,410 PSUs would immediately vest and vesting of remaining PSUs is now linked to the performance of the share price of the company and the trigger price points range from INR 167 to INR 222.

8. 84,000 RSUs granted, vesting of these RSUs would commence from September 22, 2022 with first vesting equivalent to equal monthly installments over a period of four years, with last such vesting on September 1, 2026.

9. 475,876 RSUs granted, vesting of these RSUs would commence from July 20, 2023 with first vesting equivalent to equal monthly installments over a period of three years, with last such vesting on March 1, 2026.

10. 1,248,184 PSUs granted, vesting of these PSUs is linked to the performance of the Yatra India’s share price and the trigger price points range from $2.75 to $4.25. On November 25, 2025 the company has changed the vesting condition, 512,820 PSUs would immediately vest and vesting of remaining PSUs is now linked to the performance of the share price of the company and the trigger price points range from INR 180 to INR 236.

11. 167,873 RSUs granted, vesting of these RSUs would commence from July 20, 2023 with fully vested on September 1, 2023.

12. 25,000 RSUs granted, vesting of these RSUs would commence from April 01, 2024 with fully vested on March 31, 2027

13. 300,000 RSUs and 1,025,640 PSUs granted, vesting of these RSUs would commence from April 01, 2024 with fully vested on March 31, 2027. Vesting of these PSUs is linked to the performance of the Company’s share price and the trigger price points range from $2.75 to $4.25. On November 25, 2025 the company has changed the vesting condition, 512,820 PSUs would immediately vest and vesting of remaining PSUs is now linked to the performance of the share price of Yatra India and the trigger price points range from INR 208 to INR 236.

14. 1,870,000 RSUs granted, vesting of these RSUs would commence from November 25, 2025 with first vesting equivalent to equal annual installments over a period of four years, with last such vesting on November 25, 2029.

15. 400,000 RSU’s granted to employee of the company, these RSUs would fully vested on November 25, 2025.

	March 31, 2025	March 31, 2026
	No. of shares	No. of shares
Number of RSU/PSU’s outstanding at the beginning of the year	4,578,910	5,299,176
Granted during the year	1,483,551	2,270,000
Expired during the year	-	512,820
Vested/exercised during the year	694,096	1,915,536
Vested RSUs net settled for employee’s tax obligation*	69,189	429,810
Number of RSU/PSU’s outstanding at the end of the year	5,299,176	4,711,010

*	As per Tax laws applicable in India, the Company is obliged to withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount in cash, to the tax authority on the employee’s behalf. Accordingly, during the year ended March 31, 2026, the Group settled the transaction on a net basis by withholding the number of vested PSUs with a fair value equal to the monetary value of the employee’s tax obligation of INR 64,395 which has been paid to the tax authority on the employee’s behalf before March 31, 2026. Total tax liability paid of INR 64,395 is recognized in equity as transaction with equity shareholders.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

The weighted average remaining contractual life for RSU’s outstanding as at March 31, 2026 was 2.17 years (March 31, 2025: 0.92).

The range of exercise prices for RSU’s outstanding at the end of the year is Nil (March 31, 2025: Nil).

During the year ended March 31, 2026, share based compensation cost for these RSU’s/PSU’s is recognized under personnel expenses amounting to INR 277,648 (March 31, 2025: 124,787 and March 31, 2024: 229,238). Refer to Note 11.

The following tables list the inputs to the model used for the years then ended

	March 31, 2025		March 31, 2026
	PSU’s	RSU’s	PSU’s	RSU’s
Weighted average Fair value of ordinary share at the measurement date (USD)	1.35	2.02	-	1.59
Risk-free interest rate (%)	4.19%	4.15%	-%	7.20%
Expected volatility (%)	46.50%	55.00%	-%	55.00%
Expected life	4 years	4 years	-	4 years
Dividend Yield	0%	0%	-%	0%
Model used	Monte Carlo Simulation	Black-Scholes Valuation	-	Black-Scholes Valuation

The expected life of RSU’s and PSU’s options has been taken as the vesting period.

The expected volatility reflects the assumption based on median of historical volatility on the share prices of the similar entities over a period.

31. Components of Other Comprehensive Income/(Loss)

The following table summarizes the changes in the accumulated balance for each component of accumulated other comprehensive (loss)/ income attributable to the Company.

	March 31,
	2024	2025	2026
Actuarial loss on defined benefit plan:
Actuarial loss on obligation	(6,449)	(3,061)	(3,690)
Income tax expense	(443)	-	-
Total	(6,006)	(3,061)	(3,690)

Foreign currency translation:
Foreign currency translation differences	(15,027)	202,414	(239,038)
Balance at the end of year	(21,033)	199,353	(242,728)

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

32. Borrowings

		March 31,
	Term	2025	2026
Current
Secured
Vehicle loan	Less than 1 year	10,136	14,719
Bank overdraft and cash credit	Less than 1 year	57,134	441,470
Sale bill discounting	Less than 1 year	457,850	247,938
Total		525,120	704,127

Non-Current
Vehicle loan	More than 1 year	20,744	12,090
Total		20,744	12,090

	Currency	Interest Rate	Year of Maturity	2025	2026
Vehicle loan	INR	7%-11.25%	2026-2031	30,880	26,809
Sale bill discounting	INR	Floating rate*	On demand	457,850	247,938
Bank overdraft and cash credit	INR	Floating rate**	On demand	57,134	441,470
				545,864	716,217

*	3M MCLR + 0.20% to 0.50% spread
**	3M/ 12M MCLR + 0.20% to 1.00% spread

Sales bill discounting (including sublimits of bank overdraft, cash credit and bank guarantee)#

The Group has a facility of INR Nil for bill discounting and bank guarantee (March 31, 2025: INR 150,000 for bank guarantee) from ICICI Bank. The facility is secured by pari passu charges on the entire current assets and all movable fixed assets of the Group, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Group has utilized INR Nil for bill discounting and INR Nil for bank guarantee (March 31, 2025: INR 121,000 for bank guarantee) out of the above facility.

The Group has facility of INR 820,000 (March 31, 2025: INR 820,000) for bill discounting from Axis Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Axis Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Group, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Group has utilised INR 344,000 (March 31, 2025: INR 156,600) out of the above facility.

The Group has a facility of INR 850,000 for bill discounting and INR 100,000 for bank guarantee (March 31, 2025: INR 600,000 for bill discounting) from Federal Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Federal Bank, pari passu charges on the entire other current assets and all movable fixed assets of “Yatra Online Limited” and “Globe All India Services Limited”, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Group has utilised INR 304,400 for bill discounting and INR Nil for bank guarantee (March 31, 2025: INR 100,000) out of the above facility.

The Group has a facility of INR 650,000 (March 31, 2025: INR 650,000) for bill discounting and bank guarantee from IDFC Bank. The facility is fully secured against exclusive charge on specific receivables discounted by IDFC Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Group, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Group has utilised INR 41,000 (March 31, 2025: INR 158,400) for bill discouting and INR 200,000 (March 31, 2025: INR 150,000) for bank guarantee.

The Group has a facility of INR 50,000 for bank guarantee (March 31, 2025: INR 200,000 for bill discounting and bank guarantee) from Yes Bank. The facility is fully secured against exclusive charge on specific receivables discounted by Yes Bank, pari passu charges on the entire other current assets and all movable fixed assets of the Group, both present and future and cash margin in the form of fixed deposits for 20% of the facility. As on March 31, 2026, the Group has utilised INR 50,000 for bank guarantee (March 31, 2025: INR Nil for bill discounting and bank guarantee).

# Refer to Note 26 for details of discounted receivables.

Vehicle loan

This includes the vehicles taken on loan by the Group refer note 19 . Further some loan are secured by term deposits refer note 23.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

33 Trade and other payables

	March 31,
	2025	2026
Trade payables	1,677,434	1,791,109
Accrued expenses	447,600	475,226
Refund and other payables	828,035	555,491
Total	2,953,069	2,821,826
Current	2,953,069	2,821,826
Total	2,953,069	2,821,826

For explanations on the Group’s liquidity risk management processes, refer to Note 39.

34. Employment benefit plan

	March 31,
	2025	2026
Defined benefit obligation	87,180	126,358
Liability for compensated absences	41,200	63,376
Total liability	128,380	189,734

Current	62,550	86,011
Non Current	65,830	103,723
Total	128,380	189,734
Net Unfunded liability	87,180	126,358

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

Movement in obligation

	March 31,
	2025	2026
Present value of obligation at beginning of year	76,876	99,657
On account of business combination	15,833	-
Interest cost	5,543	6,209
Current service cost	12,563	14,245
Past service cost	-	27,099
Remeasurement (gain)/loss on obligation	-	-
-economic assumptions	1,641	(2,592)
-demographic assumptions	448	(872)
-experience assumptions	1,037	7,216
Benefits paid	(14,284)	(11,739)
Present value of obligation at closing of year	99,657	139,223

Movement in plan assets*

	March 31,
	2025	2026
Fair value of plan assets at beginning of the year	5,427	12,477
On account of business combination	6,937	-
Employer contributions	-	-
Benefits paid	(849)	(1,457)
Return on plan assets (excluding amounts included in net interest expense)	890	839
Actuarial (gain)/loss on plan assets	72	52
Fair value of plan assets at end of the year	12,477	11,911

*	plan assets represents investment made by the Company in LIC funds.

Unfunded liability

	March 31,
	2025	2026
Current	21,350	22,557
Non-current	65,830	103,801
Unfunded liability recognized in statement of financial position	87,180	126,358

Components of cost recognized in profit/(loss)

	2024	2025	2026
Current service cost	8,437	12,563	14,245
Past service cost	(1,633)	-	27,099
Net interest cost	3,686	4,653	5,369
	10,490	17,216	46,713

Amount recognized in other comprehensive income

	2024	2025	2026
Remeasurement loss on obligation*	6,006	3,061	(3,690)

*	Refer to Note 31 for the movement during the year.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

The principal actuarial assumptions used for estimating the Group’s defined benefit obligations are set out below:

March 31,
	2025	2026
Discount rate	6.54%- 6.85%	6.68%- 7.80%
Future salary increase	5.00%	5.00%
Average expected future working life (years)	3.21-16.09	3.47-18.46
Retirement age (years)	60-65 years	65 years
Mortality table	IALM* (2012-14) Ultimate
Withdrawal rate (%)
Ages
Upto 30 years	2%-27%	2%-39%
From 31 to 44 years	2%-31%	2%-30%
Above 44 years	2%-31%	2%-19%

*	Indian Assured Lives Mortality (2012-14) Ultimate represents published mortality table used for mortality assumption.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	March 31,
	2025	2026
a) Impact of the change in discount rate
a) Impact due to increase of 0.50%	(9,616)	(8,190)
b)Impact due to decrease of 0.50%	15,688	16,040

b) Impact of the change in salary increase
a) Impact due to increase of 0.50%	14,872	16,000
b) Impact due to decrease of 0.50%	(8,718)	(8,190)

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

The following payments are expected contributions to the defined benefit plan in future years:

	March 31,
	2025	2026
Year 1	27,720	38,223
Year 2	17,335	20,575
Year 3	14,401	17,779
Year 4	12,037	16,376
Year 5	9,501	13,763
Year 6-10	28,428	40,932
Above 10	33,562	60,323
Total expected payments	142,984	207,971

b) Defined contribution plans

During the year, the Group has realized the following amounts in the Statement of Profit and Loss (refer to note 11)

	March 31,
	2025	2026
Employer’s contribution to Employees’ Provident fund	61,281	46,264
Contribution to Pension fund	1,750	18,800
Employer’s contribution to Labor Welfare Fund	630	733
	63,661	65,797

CODE ON SOCIAL SECURITY, 2020

On November 21, 2025, the Government of India notified the four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020 - consolidating 29 existing labour laws. The Ministry of Labour & Employment published draft Central Rules and FAQs to enable assessment of the financial impact due to changes in regulations. The Group has assessed the incremental impact arising from the aforesaid notification and based on its best estimate in accordance with the guidance provided by ICAI has recognised the incremental change of INR 27,080 and INR 10,840 towards Gratuity and long-term compensated absences respectively. The management is in the process of evaluating possible impact in respect of other classes of employees such as contract workers that is not expected to be material. The Group continues to monitor the finalisation of Central / State Rules and clarifications from the Government on other aspects of the Labour Code and will recognise incremental obligation, if any, based on such rules and clarification.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

35 Deferred Revenue

	March 31,
	2025	2026
Loyalty program	2,390	2,511
Total	2,390	2,511

36 Other financial liabilities

	March 31,
	2025	2026
Current
Due to employees	93,924	67,082
Others	-	720
Total	93,924	67,802

37 Other current liabilities

	March 31,
	2025	2026
Advance from customers*	1,027,588	861,238
Statutory liabilities	117,823	73,936
Other liabilities	50,381	5,535
Interest accrued on term loan	1,545	3,036
Total	1,197,337	943,744

*	Advances from customers primarily consist of amounts for future bookings of Airline tickets, Hotel bookings, Packages and freight forwarding services.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

38. Commitment and contingencies

a) Capital and other commitments:

There are no contractual commitments for capital expenditure pending as at March 31, 2026 and March 31, 2025.

b) Contingent liabilities

i) Contingent liabilities not provided for in respect of:

	March 31, 2025	March 31, 2026
Claims against the Group not recognized as debts*	103,829	143,261
Service tax demand**	35,377	8,170
Income tax demand***	821,929	835,567
Goods and service tax demand****	64,689	109,293
Bank Guarantee (refer note 32)	121,000	224,872
	1,146,824	1,321,163

*	These represent claims made by the customers due to service related issues, which are contested by the Group and are pending in various District Consumer Redressal Forums in India. Also these include demand raised under Section 6 of The Employees’ Provident Fund and Misc. Provisions Act,1952 for the financial year 2017-18 and 2018-19. The management does not expect these claims/ demands to succeed and, accordingly, no provision has been recognized in the consolidated financial statements. Therefore, the same has been classified as a contingent liability.

** Service tax demand includes:

- ' - INR 8,170 (March 31, 2025: INR 27,855), represents show cause cum demand notices raised by service tax authorities over the Group. Based on the Group’s evaluation, the management believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognised in the consolidated financial statements.

*** Income tax demand includes:

- INR 307,950 (March 31, 2025: Nil), represents show cause cum demand notices raised by Income Tax authorities over subsidiary companies. Based on the Group’s evaluation, the management believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognised in the consolidated financial statements.

- INR 527,620 (March 31, 2025: INR 821,929), on account of certain additions/disallowance made in one of the subsidiary company, represents income tax demand for the financial year 2021–22. The subsidiary company has filed an appeal before the Commissioner of Income Tax (Appeals) in respect of the demand. Based on the Group’s evaluation, believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognised in the consolidated financial statements.

**** Goods and service tax demand includes:

INR 109,293 (March 31, 2025: INR 64,689), represents show cause cum demand notices raised by GST authorities w.r.t. alleged excess Input Tax Credit (ITC) claims and discrepancies identified in the GST returns filed for the financial years 2017 to 2022 and 2025-26. Based on the Group’s evaluation, believes that likelihood of demand materialising is not probable, and accordingly, no provision has been recognised in the consolidated financial statements.

c) Lease commitment -Group as lessee

As lessee, the Group’s obligation arising from non-cancellable leases are mainly related to lease arrangements for real estate.

There were no short term non-cancellable lease contract outstanding as at March 31, 2025 and March 31, 2026.

During the year ended March 31, 2026, INR 15,066 was recognized as rent expense under other operating expenses in statement of profit and loss in respect of operating leases (March 31, 2025: INR 10,968 and March 31, 2024: INR 3,646). Refer note 42.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31,
	2025	2026
Trade and other receivables	5,568,241	5,396,927
Other financial assets	155,436	135,428
Term Deposit	1,354,170	1,508,036
Cash and cash equivalents (except cash in hand)	605,146	1,003,687
Total	7,682,993	8,044,078

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

The age of Trade and other receivables at the reporting date was:

	March 31,		March 31,
	2025	Impairment	2026	Impairment
0 - 30 days	3,272,429	1,816	3,922,313	-
31 - 90 days	1,218,710	4,439	988,975	-
91 - 180 days	277,439	1,709	161,462	-
More than 180 days	1,269,426	461,799	836,317	512,140
Total	6,038,004	469,763	5,909,067	512,140

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	As at March 31
	2025	2026
Balance at the beginning of the year	415,144	469,763
Provisions accrued during the year	67,411	75,026
Amount written off during the year	(12,792)	(32,648)
Balance at the end of the year	469,763	512,140

Allowances for doubtful debts mainly represent amounts due from airlines, hotels and customers. Based on historical experience, the Group believes that no impairment allowance is necessary.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

b) Liquidity risk

Due to dynamic nature of the underlying businesses, the consolidated entity aims to maintain flexibility in funding by keeping committed credit lines available.

The Group manages liquidity by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities.

The following tables set forth Company’s financial liabilities based on expected and undiscounted amounts as at March 31, 2025 and March 31, 2026.

As at March 31, 2025
	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	30,880	34,455	12,695	21,760	-
Lease liabilities	238,149	312,500	79,221	200,579	32,700
Trade and other payables	2,953,069	2,953,069	2,953,069	-	-
Sales bill discounting and bank overdraft	514,984	514,984	514,984	-	-
Other financial liabilities	93,924	93,924	93,924	-	-
Total	3,831,006	3,908,932	3,653,893	222,339	32,700

As at March 31, 2026
	Carrying Amount	Contractual Cash Flows *	Within 1 year	1 -5 Years	More than 5 years
Vehicle loan	26,809	29,551	17,265	12,286	-
Lease liabilities	313,503	390,321	117,496	258,689	14,136
Trade and other payables	2,821,826	2,821,826	2,821,826	-	-
Sales bill discounting and bank overdraft	689,408	689,408	689,408	-	-
Other financial liabilities	67,802	67,802	67,802	-	-
Total	3,919,348	3,998,908	3,713,797	270,975	14,136

*	Represents Undiscounted cash flows of interest and principal

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

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in exchange rates. Any change in the exchange rate of USD, Euro, GBP and SGD against currencies other than INR is not expected to have significant impact on the Group’s profit/(loss). Accordingly, a 5% appreciation/depreciation of the USD, Euro, GBP and SGD currency as indicated below, against the INR would have decreased/increased the loss/gain by the amount shown below; this analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of reporting year. The analysis assumes that all other variables remain constant.

	March 31,
	2025	2026
5% strengthening/weakening of USD against INR	4,467	13,323

5% strengthening/weakening of Euro against INR	5,645	263

5% strengthening/weakening of GBP against INR	1,487	2,479

5% strengthening/weakening of SGD against INR	(215)	177

d) Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of borrowings affected. With all other variables held constant, the Group’s profit before tax is affected through the impact on floating rate borrowings, as follows:

	Effect on profit before tax
	March 31,
	2025	2026
Increase in 50 basis points	2,575	3,447
Decrease in 50 basis points	(2,575)	(3,447)

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended March 31, 2025 and March 31, 2026.

	March 31,
	2025	2026
Borrowings and (Refer note 32 )	545,864	716,217
Lease liabilities (Refer note 42)	238,149	313,503
Less: Cash and cash equivalents (Refer note 28)	(605,802)	(1,004,077)
Net debt	178,211	25,643

Equity	5,403,693	5,451,424
Total equity	5,403,693	5,451,424

Gearing ratio (Net debt / total equity + net debt)	3.19%	0.47%

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

41. Related party disclosures

Related parties and nature of related party relationship where transactions have taken place:

Related parties and nature of related party relationship:

Nature of relationship	Name of related party

Key Management Personnel	Mr. Siddhartha Gupta (w.e.f. November 24, 2025)	Chief Executive Officer and Director
	Mr. Dhruv Shringi (CEO till November 24, 2025)	Co-founder, CEO and Director
	Mr. Rohan Mittal (till April 10, 2025)	Chief Financial Officer
	Mr. Anuj Kumar Sethi (w.e.f. April 11, 2025)	Principal Accounting Officer, Principal Financial Officer
	Mr. Murlidhara Laxmikantha Kadaba	Non-executive Director
	Ms. Neelam Dhawan (till January 20, 2025)	Non-executive Director
	Mr. Roshan Mendis	Non-executive Director
	Mr. Stephen Schifrin	Non-executive Director
	Mr. Michael Kaufman	Non-executive Director

Entities having significant influence	MAK Capital Fund, LP

Group Companies of entities having significant influence	Terrapin Partners, LLC

Joint Venture Company	Yatra MICE and Holidays Limited (till June 18, 2024) (formerly known as Yatra MICE and Holidays Private Limited)

During the year, the Group entered into the following transactions, in the ordinary course of business on an arm’s length basis, with related parties:

	March 31,
	2024	2025	2026
Group Companies of entities having significant influence
Entities having significant influence
Loan taken	-	-	-
Loan repaid	821,900	-	-
Interest cost	42,712	-	-
Bank charges	-	-	-
Joint venture company
Recovery of expenses	594	-	-
Loan given	6,300	-	-
Interest income	460	-	-

Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Compensation of key management personnel of the Group

	2024	2025	2026

Short-term employee benefits	49,436	51,606	57,906
Contributions to defined contribution plans	691	721	70
Bonus	-	58,551	18,060
Directors Sitting fee’s	14,237	15,100	14,143
Share based payment	181,294	95,563	11,794
Total compensation paid to key management personnel	245,658	221,541	101,973

Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

The amount disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

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

(i) Set out below are the carrying amounts of right-of-use assets recognized and the movement during the year;

	Buildings	Others	Total
Balance as of April 1, 2024	139,970	20,067	160,037
Additions	86,914	-	86,914
Deletions	(2,476)	-	(2,476)
Depreciation (Refer note 13)	(50,289)	(11,157)	(61,446)
Effects of movements in foreign exchange rates	-	-	-
Balance as of March 31, 2025	174,119	8,910	183,029
Additions	118,785	33,387	152,172
Deletions	-	-	-
Depreciation (Refer note 13)	(51,696)	(26,214)	(77,910)
Effects of movements in foreign exchange rates	-	-	-
Balance as of March 31, 2026	241,208	16,083	257,291

The following are the amounts recognized in profit/(loss):

	March 31,
	2024	2025	2026
Depreciation expense of right-of-use asset (Refer note 13)	54,271	61,446	77,910
Interest on lease liabilities (Refer note 16)	32,267	32,608	38,101
Expense relating to short-term leases (Refer note 12)	3,646	10,968	15,066
Gain on termination/rent concession of leases (Refer note 10)	-	619	-
Total amount recognized in profit/(loss)	90,184	105,641	131,077

The following is the break-up of current and non-current lease liabilities as of March 31, 2025 and March 31, 2026:

	March 31,
	2025	2026

Current lease liabilities	51,810	84,920
Non-current lease liabilities	186,339	228,583
Total	238,149	313,503

The following is the movement in lease liabilities during the year ended March 31, 2025 and March 31, 2026:

	March 31,
	2025	2026

Balance as of April 1	215,742	238,149
Additions	83,019	148,080
Finance cost accrued during the year (Refer note 16)	32,608	38,101
Deletions	(3,123)	-
Payment of lease liabilities	(90,097)	(110,827)
Balance as of March 31	238,149	313,503

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2025 and March 31, 2026 on an undiscounted basis:

	March 31,
	2025	2026
Less than one year	79,221	117,496
One to five years	200,579	258,689
More than five years	32,700	14,136
Total	312,500	390,321

ii) Extension Option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

43. Listing and related expenses

During the year ended March 31, 2024, one of our subsidiary, Yatra India has completed its initial public offer (IPO) of 54,577,465 equity shares of face value of INR 1 each at an issue price of INR 142 per share, comprising fresh issue of 42,394,366 shares and offer for sale of 12,183,099 shares by existing shareholders of Yatra India comprising of 11,751,729 shares sale by THCL (intermediate Holdco of Yatra India) and 431,360 shares sale by Pandara Trust I (existing NCI in Yatra India).

Cash consideration received for sale of INR 61,253 collected on behalf of Pandara is fully remitted to them after adjusting for their share of transaction cost of INR 3,285. This don’t have any impact on consolidated financial statements of the Group.

Incremental costs directly attributable to a probable future equity transaction related to Indian IPO that otherwise would have been avoided are treated as transaction costs and are recognised as a prepayment and other assets, if completion of future equity transaction is probable. These costs recognised as a prepayment and other assets, net of recovery from the selling shareholder, are recognised in equity on the completion of IPO. The remaining costs, when incurred, are recognised immediately in profit/(loss) under head listing and related expenses.

Total cumulative expense incurred till March 31, 2026 is INR 412,407 (March 31, 2025: INR 412,407 and March 31, 2024: INR 412,407) is recognised as follows:

● incremental costs directly attributable to equity transaction of INR Nil are recognised in equity for the year ended March 31, 2026 (INR Nil as at March 31, 2025 was recorded) and

● the remaining cost incurred of INR Nil (March 31, 2025: INR Nil and March 31, 2024: INR 54,238) are recognised in profit/(loss) under head listing and related expenses for the year ended March 31, 2026.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

44. Business Combination

Globe All India Services Limited (“Globe”)

On September 11, 2024, the Yatra India (the “Subsidiary company”) acquired all of the outstanding shares of Globe pursuant to a Share Purchase Agreement dated September 02, 2024 by and among the Subsidiary company, Globe and the sellers party thereto (the “Share Purchase Agreement”). Pursuant to the terms of the Share Purchase Agreement, the Subsidiary company has acquired all the outstanding shares of Globe in exchange for consideration of INR 1,280,000.

This acquisition has further strengthened the Group’s position in the large and growing corporate travel market in India region along with adding various corporate clients to its existing client base. This acquisition allowed in delivering best-in-class experiences to an even wider set of corporate clients, through the Company’s web and mobile app platforms and enhancing its reach to cross-sell its entire product suite, including hotels, to this customer base.

The operations of Globe have been consolidated in the financial statements of the Group from September 11, 2024. Globe has contributed net revenue of INR 1,560,141 and profit of INR 97,334 to the Group’s result. Hence, consolidated income and expenditures of the Group reported for the current year are not comparable with those of the previous year.

The following table represents the unaudited pro forma revenues and net income/ (loss) assuming the acquisition of Globe occurred on April 1, 2023.

	March 31,
	2024	2025
	(unaudited)	(unaudited)
Revenue	2,522,464	2,504,931
Net Income/ (loss)	83,321	(25,305)

Acquisition-related costs

The Group incurred acquisition related costs of INR 8 relating to stamp duty. These amounts have been charged off to consolidated statement of Profit & Loss during the current year.

Purchase consideration

Purchase consideration for the above acquisition has been fair valued at INR 1,280,000 as at September 10, 2024 which has been duly paid to the sellers.

The fair values of the identifiable assets and liabilities of Globe as at the date of acquisition were:

Net working capital (including cash)*	559,000
Property, plant and equipment	46,000
Trademarks	315,870
Customer base and relationships	189,780
Vendor base and relationships	138,030
Borrowings	(523,990)
Deferred tax asset	4,570
Deferred tax liability	(172,789)
Total identifiable net assets at fair value	556,471
Goodwill	723,529
Total purchase consideration	1,280,000

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	3,000
Cash paid	(1,280,000)
Net cash flow on acquisition	(1,277,000)

The table below shows the values and lives of intangibles recognized on acquisition:-

	Life (years)
Supplier relationship	15	138,030
Trademarks	15	315,870
Customer relationship	15	189,780
Total Intangibles		643,680

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of Globe with those of the Group. The goodwill is not deductible for income tax purposes.

*The fair value of the net working capital includes trade receivables with a fair value of INR 522,550 equivalent to gross contractual amount receivable.

Yatra Mice and Holidays Limited (formerly known as Adventure and Nature Network Private Limited) (“ANN”)

Refer note 14, till June 18, 2024, the Yatra India (the “Subsidiary company”) had invested in 50% stake in ANN, which was regarded as a jointly controlled entity and hence, accounted for using equity method in accordance with the provisions of IAS 28 “Investments in Associates and Joint Ventures”.

On June 19, 2024, the Subsidiary Company acquired additional 49% stake in outstanding shares of ANN pursuant to a Share Purchase Agreement entered on the said date by and among the Subsidiary Company, ANN and the sellers party thereto (the “Share Purchase Agreement”). Pursuant to the terms of the Share Purchase Agreement, the Subsidiary company has acquired the above additional stake in exchange for consideration of INR 9,800 and is now regarded as subsidiary in accordance with the provisions of IFRS-10 “Consolidated financial statements”.

Thus, the acquisition of additional 49% stake is regarded as business combination achieved in stages, wherein the Group has remeasured its previously held equity interest in ANN at its acquisition-date fair value and recognize the resulting gain/ loss amounting to INR Nil in the statement of profit/(loss).

This acquisition has further strengthened the Group’s position in the large and growing tour and package business in India region along with adding various corporate clients to its existing client base.

The operations of ANN have been consolidated in the financial statements of the Group from June 19, 2024. ANN has contributed net revenue of INR 38,586 and profit of INR 1,871 to the Group’s consolidated financial statements in the current year.

Yatra Online, Inc.

Notes to the consolidated financial statements

(Amounts in INR thousands, except per share data and number of shares)

Acquisition-related costs

The Group incurred acquisition related costs of INR 3 relating to stamp duty. These amounts have been charged off to consolidated statement of profit & loss during the current year.

Purchase consideration

Purchase consideration for the above acquisition has been fair valued at INR 9,800 as at June 19, 2024 which has been duly paid to the sellers.

The fair values of the identifiable assets and liabilities of ANN as at the date of acquisition were:

Net working capital (including cash)	(6,400)
Total identifiable net assets at fair value	(6,400)
Non-controlling interests measured at fair value	(200)
Deferred tax assets	26,410
Total enterprise value (including fair value of existing 50% stake)	19,810

Analysis of cash flows on acquisition:

Net cash acquired with the subsidiary	2,870
Cash paid	(9,800)
Net cash flow on acquisition	(6,930)

45. On August 12, 2024, the Board of Directors of Yatra India (“Subsidiary company”), approved a Composite Scheme of Amalgamation (“Scheme”) involving the Subsidiary company (the “Amalgamated Company”) and its five wholly-owned subsidiaries i.e. Travel.Co.In Private Limited, Yatra For Business Private Limited, Yatra TG Stays Private Limited, Yatra Corporate Hotel Solutions Private Limited and Yatra Hotel Solutions Private Limited and one stepdown subsidiary i.e. Yatra Online Freight Services Private Limited (Subsidiary of Yatra For Business Private Limited), (collectively referred to as the “Amalgamating Companies”). The primary objective of this amalgamation is to simplify management, operational, and corporate structures, as group involved in same line of business i.e., tour and travel, thereby enhancing efficiencies and generating synergies.

Pursuant to the application filed before the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”), the Scheme was sanctioned by the NCLT vide its order dated October 14, 2025 and became effective on December 1, 2025 upon filing of the certified copy of the order with the Registrar of Companies. As provided in the Scheme, the Appointed Date is the opening business hours of April 1, 2024. Accordingly, with effect from the Appointed Date and upon the Scheme becoming effective, the entire business, undertakings, assets, properties, rights, benefits, interests, licenses, contracts, employees, obligations and liabilities of the amalgamating companies stand transferred to and vested in Yatra India as a going concern.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2026

YATRA ONLINE, INC.

By:	/s/ Siddhartha Gupta
Name:	Siddhartha Gupta
Title:	Chief Executive Officer

154